Form 20-F
period 1999-12-31
COMMTOUCH SOFTWARE LTD
filed 2000-06-23
CIK 1084577

COMMTOUCH SOFTWARE LTD


                                 Filing Type: 20-F
                                 Description: Annual Report for Foreign Private
                                              Issuers
                                 Filing Date:
                                  Period End: Dec 31, 1999


                            Primary Exchange: NASDAQ - National Market System
                                              Ticker:  CTCH

                                Table of Contents

--------------------------------------------------------------------------------

                                      20-F


Item 17.......................................................................2
PART I........................................................................5
Item I........................................................................5
Item 2.......................................................................29
Item 3.......................................................................29
Item 4.......................................................................29
Item 5.......................................................................30
Item 6.......................................................................30
Item 7.......................................................................30
Item 8.......................................................................40
Item 9.......................................................................41
Income Statement.............................................................41
Item 10......................................................................48
Item 11......................................................................55
Item 12......................................................................55
Item 13......................................................................55
PART  II.....................................................................58
Item 14......................................................................58
Part III.....................................................................58
Item 15......................................................................58
Item 16......................................................................58
Part IV......................................................................58
Item 17......................................................................58
Item 18......................................................................58
Item 19......................................................................59
Balance Sheet................................................................60
Income Statement.............................................................61
Cash Flow Statement..........................................................63

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                        Commission file number 000-26495

                             COMMTOUCH SOFTWARE LTD.
         ---------------------------------------------------------------
    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

                                     Israel
         ---------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
         ---------------------------------------------------------------
                    (Address of principal executive offices)

                    James E. Collins, Chief Financial Officer
                         3945 Freedom Circle, Suite 400
                          Santa Clara, California 95054
                                  (408)653-4330
            (name, address, including zip code, and telephone number,
              including area code of agent for service of process)


         ---------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.

          Title of each class         Name of each exchange on which registered
        ----------------------       -------------------------------------------
                  N/A                                  None


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  Ordinary Shares, par value NIS 0.05 per share
         ---------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
         ---------------------------------------------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Ordinary Shares, par value NIS 0.05                        15,199,344

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [_] Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

Item 1. Description of Business.

This Annual Report on form 20-F contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this annual report that are not historical facts. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this annual report identifies important factors that could cause such differences.

Amounts and percentages appearing in this Annual Report may not total due to rounding.

Overview

Commtouch Software Ltd. ("Commtouch" or the "Company") and its subsidiaries are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users. As of December 31, 1999, we had over 250 global customers. Through our customers' sites we serve approximately
8.4 million active emailboxes. We also serve over 1.0 million active emailboxes to small businesses and websites through our ZapZone Network.

Industry Background

Growth of the Internet Worldwide and Proliferation of Email

The Internet has become a vitally important global medium for communication, commerce, content distribution and advertising. International Data Corporation, or IDC, estimates that as of December 1999, there were over 80 million Web users in the United States and over 115 million users outside of the U.S. IDC projects that, by the end of 2003, these numbers will increase to over 175 million Web users in the United States and over 325 million users outside of the U.S. This growth in the global usage of the Web provides significant opportunities for emerging Web-based businesses and other companies developing an online presence.

Email is one of the most widely used applications on the Internet and has become a primary platform for business and personal communication. According to Forrester Research, over 80% of Internet users access their email while online, making this activity the most popular use of the Internet. IDC estimates that at the end of 1999 there were over 180 million emailboxes in the United States and over 130 million outside of the United States. IDC projects that by the end of 2003, these numbers will increase to over 280 million emailboxes in the United States and over 305 million emailboxes outside the United States.

Web-based Email

Historically, most email systems were provided by employers, Internet service providers (ISPs) or universities to individuals or closed groups of end users through software applications located on the users' desktops or local area networks. Such email systems, however, only permit access through the computer or network on which the email software resides or through cumbersome remote access systems. The emergence of email systems that use Internet browsers as the application for sending and receiving email has resulted in tremendous advances in email access, functionality and ease of use. This email standard is commonly referred to as "Web-based email."

Web-based email offers the following benefits over traditional closed systems:

     o anytime, anywhere (universal) access to both business and personal email accounts;

     o advanced integrated communication services over the Web, such as unified messaging (receiving faxes and voicemail via email) and integrated calendars and directories; and

     o   easy to use registration, setup and administration.

Businesses worldwide are seeking to differentiate themselves online. A Web-based email service provides an optimal solution to address this business need because it increases brand awareness, builds and reinforces a loyal, connected member base and facilitates commerce in the following ways:

     o Companies embracing Web-based email can enhance their brand identity by controlling the look and feel of their Web-based email interface and also by providing end users with distinctive branded email addresses such as user@companyname.com.

     o Web-based email significantly enhances the frequency and duration of website visits, commonly referred to as the website's "stickiness." The personalized nature of email and the ability to bundle it with additional services, such as calendaring, scheduling and unified messaging, establishes an important one-to-one relationship with email users.

     o Email is emerging as an effective application for direct marketing online, as email users provide important demographic data when they register for and use email services. This information can be used to create highly targeted marketing campaigns with minimal distribution costs.

The Opportunity to Provide Outsourced Web-based Email Services

While many organizations worldwide recognize the advantages of Web-based email services, they often lack the infrastructure, expertise and resources to fully realize these benefits through internal development. Due to the growing complexity of in-house email systems and the increasing levels of infrastructure investment and management resources needed to provide comprehensive email services, organizations around the world are seeking to outsource email services. Businesses worldwide seek to partner with a dedicated provider of Web-based email to quickly implement high quality, feature-rich email services without having to invest internally in email management and systems.

The Commtouch Solution

We are a leading global provider of outsourced Web-based email and other messaging services to businesses worldwide. Our flexible and highly customizable solutions enable us to satisfy the different email and messaging needs of a wide range of customers.

Benefits of The Commtouch Solution

Extensive Email Features. Our solution is easy to use and provides a broad range of industry-leading functionality. This includes the ability for end users to collect email from other email accounts, to create folders, to attach electronic documents, to store messages, to maintain a contact center, to maintain an integrated calendar, to create distribution lists and to establish user profiles and signatures. Our service uses IMAP4, an advanced email protocol, which allows email folders to be accessed from multiple email environments.

The value of our solution is increased by our provision of premium services, which allow end users to send and receive faxes, voicemail and pages from the emailbox; access the Web-based emailbox from an off-line client (such as Microsoft Outlook); and have email forwarded to other addresses. We believe that, by providing a single platform which integrates multiple communication services and devices, the Web-based emailbox we provide has the potential to become our end users' primary online communications center.

Ability to Support Hundreds of Millions of Emailboxes. Our modular technology architecture enables the rapid set up of full-service hosting facilities and enables us to rapidly and easily expand our system as our user base grows. In addition, we utilize redundant servers and server load balancing to re-direct traffic to prevent service interruptions. Our system architecture and software platform have been designed to provide high quality service to hundreds of millions of emailboxes across millions of domains. We believe that our robust and flexible technology platform enables us to maintain one of the highest service performance levels in the industry.

Customization. Our solutions enable our customers to leverage their email as a brand building tool. Customers offer our email and messaging services to their end users with the customer's domain name. For example, a customer can provide email at its website with an address such as user@companyname.com. This repeated visibility of the customer's name on every email message promotes brand awareness and customer loyalty. In addition, our customers can use our proprietary customization tool to design the look and feel of their Web-based email interface so that it reflects their own brand image.

Rapidly Deployable and Cost-Effective Solutions. Our solutions for customers can be implemented in as few as several days.

Our flexible technology and economies of scale enable us to provide email solutions in a cost-effective manner, allowing businesses to achieve significant economic advantages. We believe that this rapid time to market is critical to our customers, who desire to realize the benefits of Web-based email as quickly as possible. We also provide comprehensive maintenance and administration of our email service, which eliminates the need for our customers to undertake the significant burden of developing and maintaining an in-house email system.

Extensive Language Capabilities. We provide email services in the following 18 languages: English, Chinese (Simplified and Traditional), Japanese, Spanish, French, German, Portuguese, Dutch, Finnish, Danish, Norwegian, Swedish, Russian, Hebrew, Icelandic, Korean and Italian. Additionally, we can support multiple languages on the same site for any of our customers and offer spell-checking in many of these languages. Our multi-lingual capabilities enable us to serve the needs of businesses worldwide as well as multinational organizations.

Increased Website Usage. Our solutions increase the potential for our customers to generate revenue by increasing the stickiness of their websites. We believe that traffic to our customers' websites increases as end users frequently visit the website to check their email. The benefits of increased website stickiness include more frequent communication with end users, enhanced customer loyalty and the opportunity to generate revenues from advertising, direct marketing and ecommerce transactions.

Online Marketing Capabilities. Our customers can leverage our email solutions along with the demographic information of their end users to conduct one-to-one marketing and targeted advertising campaigns. We collect demographic information from end users when they register for their emailbox. We believe this information provides a powerful platform on which to design targeted marketing campaigns. To enhance our customers' marketing capabilities, we provide our MailTarget tool which enables them to select and deliver tailored messages to targeted segments of their user population.

Commtouch Strategy

Our objective is to be the leading global provider of outsourced, Web-based integrated email and messaging services. We plan to achieve this goal by pursuing the following key strategies:

Focus Sales and Marketing Efforts on Acquiring New Business Customers

We are focused on selling our outsourced email communications solution to business customers, which enables them to rapidly provide our service to their users and customers without needing to build or maintain an infrastructure to support the service. We target customers who are increasingly relying on the Internet to conduct their business and communications but do not want to devote the time and resources to develop, support, or maintain an integrated email service. Commtouch enables our business customers to quickly implement our co-branded "Powered by Commtouch" service with minimal upfront investment while retaining their direct user and customer relationships.

We are focusing our business-to-business sales efforts on several target markets which we believe are particularly receptive to using our solution. These include application service providers (ASPs), Internet service providers (ISPs), large corporations, and web portals. Businesses in these target markets are experiencing increasing pressure to offer enhanced Web-based email to their customers. However, because they need to remain focused on their own core business operations, we believe that they will outsource their email capabilities.

Accelerate Transition to a Price-Per-Emailbox Fee Structure

We generate an increasing share of our revenue through a pricing strategy based on a per-emailbox fee. We believe that this fee structure results in a higher and more predictable revenue stream compared with one based on a share of advertising revenue. Contracts with individual business customers typically include a guaranteed revenue component and fees per emailbox based on the total number of emailboxes and level of service provided.

Leverage Business Accounts Through Focused Sales Force

We believe that there is a significant opportunity for us to further penetrate and derive increasing revenues from our existing customer base. A portion of our sales force is dedicated to building our relationships with existing accounts, selling them product upgrades and enhancements and keeping abreast of their growing email and messaging requirements. As our customers grow, develop new online strategies and expand geographically, our sales force plans to identify new ways we can offer them enhanced messaging services. We believe this sales effort will also serve to solidify our business relationships.

Extend International Leadership

We plan to continue to aggressively market our solutions to businesses in non-U.S. markets that we believe will experience significant growth in Web-based email usage. We have developed multiple language interfaces for our email services to be used in the world's most widely used non-English languages. We have also established marketing groups in Israel, to support our expansion in Europe and Asia, and in the United States to support our expansion in North America and Latin America. We have a sales office in London, England and we plan to open a sales office in Japan. Additionally, we plan to pursue joint ventures with local partners in attractive non-U.S. markets to accelerate our penetration globally. We believe that our multi-language capabilities, targeted international sales efforts and experience in penetrating non-U.S. markets positions us favorably in non-U.S. markets.

Enhance Technology Leadership in Email Services

We intend to leverage our core technology, software platform and expertise in developing and managing a comprehensive Web-based email service to deliver industry-leading functionality and advanced messaging services. We have recently added new services, including calendar integration, webmaster administration tools, message boards, list server features and HTML editing. We also plan to offer new services including email message language translation and integration of our email services with remote personal devices and wireless access. We intend to continue to work closely with our customers to identify new trends and functionality that will be popular with end users. In addition to internal development, we plan to seek, partner with and invest in companies developing leading edge technologies to enhance our existing functionality.

Maintain Our Cost-Effective Technology Platform

Our proprietary, open and scalable architecture gives us the flexibility to use servers that provide us with the best cost-quality combination and to leverage third-party hosting providers. This enables us to achieve a low service cost-per-emailbox while maintaining a high level of service quality. We will seek to maintain this cost-effective technology platform as we add additional functionality and features to our solution.

Leverage Relationships with Go2Net, Vulcan Ventures and Microsoft

Go2Net, Vulcan Ventures and Microsoft have invested an aggregate of $40 million in our Company. Go2Net and Vulcan Ventures have a joint representative on our Board of Directors and we have entered into business relationships with both Go2Net and Microsoft. We will seek to leverage our relationships with these customers to expand our service offerings to them and to gain access to other potential customers with whom they have relationships.

Services

We provide outsourced email and messaging services to customers of all sizes. Our solutions enable these organizations to attract, retain, communicate and conduct ecommerce with their end users.

We provide  our email and  messaging  solutions  through a variety  of   service
arrangements. These arrangements typically consist of one of the following:

     o   price-per-emailbox, subject to a minimum annual service fee;

     o   a minimum annual service fee plus advertising revenue sharing; or

     o   advertising revenue sharing only.

We also provide direct marketing and communications services for a fee.

For our ZapZone Network service members, we provide our email and messaging solutions free of charge. We currently derive revenue from this network through advertising and direct online marketing.

Classic Service

Our Classic Service provides the following features:

--------------------------------------------------------------------------------

          Feature                                  Description

--------------------------------------------------------------------------------

  Web-based Emailbox               Includes  a full  range of  industry-standard
                                   functionality,  such as the  ability  for end
                                   users to create  folders,  attach  electronic
                                   documents, store messages, maintain a contact
                                   center,  distribute lists, and establish user
                                   profiles and signatures.
--------------------------------------------------------------------------------
  Highly Customized Interface      Customers  offer our email  services to their
                                   end users with the  customer's  name included
                                   in  the   domain   address.   This   repeated
                                   visibility  of the  customer's  name promotes
                                   brand   awareness   and   customer   loyalty.
                                   Additionally,  our  customers  can design the
                                   look  and  feel  of  their   Web-based  email
                                   interfaces with our proprietary customization
                                   wizard tool.
--------------------------------------------------------------------------------
  Unified Messaging                This  service  enables the emailbox to become
                                   an   integrated    communications    platform
                                   allowing  the user to  access  email and send
                                   and  receive  voicemail  messages,  faxes and
                                   pages via land or mobile  phones or  personal
                                   computers.
--------------------------------------------------------------------------------
  Enhanced Management Features     Includes advanced email functionality such as
                                   the ability to collect email from other email
                                   accounts,   sort  email  and  access  a  sent
                                   messages folder. Also includes a draft folder
                                   option,  message  notification upon login and
                                   IMAP4 support,  which allows email folders to
                                   be accessed from multiple email environments.
--------------------------------------------------------------------------------
  Contact Center                   Enhanced  address  book   functionality  that
                                   includes  the  ability  to create  and manage
                                   groups  and to  import  personal  information
                                   from the contact databases.
--------------------------------------------------------------------------------
  Calendar Integration             The web-based  calendar  feature allows users
                                   to access  their  events  and tasks  from any
                                   browser.   Functionality   includes   adding,
                                   modifying,  and viewing  appointments,  to-do
                                   tasks,  notes  or  events.  Create  recurring
                                   appointments and tasks on a daily,  weekly or
                                   monthly  basis  setting   notifications   for
                                   upcoming  events  via  email,   ICQ  (instant
                                   messaging) or pager.
--------------------------------------------------------------------------------
  Spam Protection                  Advanced  anti-spamming  controls  and  email
                                   filtering.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

          Feature                                  Description

--------------------------------------------------------------------------------

  Multiple Language Capability     Our  email   services   are  provided  in  18
                                   languages:  English,  Chinese (Simplified and
                                   Traditional),   Japanese,   Spanish,  French,
                                   German,  Portuguese,  Dutch, Finnish, Danish,
                                   Norwegian,    Swedish,    Russian,    Hebrew,
                                   Icelandic, Korean and Italian.  Additionally,
                                   we  provide  spell-checking  in many of these
                                   languages  and  can  support  more  than  one
                                   language  on any of  our  customer  websites,
                                   except websites using Hebrew.
--------------------------------------------------------------------------------
  Kids' Email                      An  email  option  that  enables  parents  to
                                   control  who  may  correspond  electronically
                                   with their children.
--------------------------------------------------------------------------------
  Unified Registration             Allows our  customers  to  capture  important
                                   demographic  information  as new email  users
                                   sign up in  conjunction  with our  customer's
                                   website  registration  process.  As a result,
                                   the user will be capable of entering a single
                                   username  and password  for  accessing  other
                                   online services offered by our customers.
--------------------------------------------------------------------------------
  Integrated Instant Messaging     This integrated software  application enables
                                   users to chat with one  another  and  provide
                                   users with  notification  of new messages and
                                   events.
--------------------------------------------------------------------------------
  New Message Notification         For the mobile professionals, important email
                                   messages  need to be alerted  via  offline as
                                   well as online  modes.  When a new message or
                                   event   arrives   in  a   user's   inbox,   a
                                   notification  alert may be  enabled  via fax,
                                   pager,  or voicemail.  Notification  at login
                                   page is also available.
--------------------------------------------------------------------------------
  Secure Login (SSL)               Secure Socket Layer (SSL) encryption protects
                                   the   privacy  of  the  login  and   password
                                   information transferred between end-users and
                                   the email system during sign up.
--------------------------------------------------------------------------------
  Direct Marketing Tools           With the Custom  Mail  Opt-In and Mail Target
                                   programs,  customers  have access to low-cost
                                   direct  marketing  tools.  Custom Mail Opt-In
                                   allows  users  to  select  specific   product
                                   categories  from  which  to  receive  special
                                   offers  and  promotions   targeted  to  their
                                   interests.  Mail Target  allows our customers
                                   to send targeted  marketing messages to their
                                   email user database or to an imported list.
--------------------------------------------------------------------------------
  Online Statistics                Includes  around the clock  online  access to
                                   password protected online email usage reports
                                   that  include  detailed  information  on  the
                                   number of daily users,  number of page views,
                                   number   of   active   accounts,   and  other
                                   important usage data for auditing and billing
                                   purposes.
--------------------------------------------------------------------------------

Premium Services

Our premium services combine all of the features included in our Classic Service, plus the following features:

--------------------------------------------------------------------------------

          Feature                                  Description

--------------------------------------------------------------------------------

  Offline Email Client Access      End users can  access  their  emailbox  using
                                   either a Web browser or their offline  client
                                   software,   such  as  Microsoft   Outlook  or
                                   Eudora.
--------------------------------------------------------------------------------
  Additional Disk Space Storage    End users can increase their storage capacity
                                   up to an  additional  ten  megabytes  of disk
                                   space to maintain  more  folders and messages
                                   in their emailbox.
--------------------------------------------------------------------------------
  Automated, User-Defined          Incoming   emails   can   be    automatically
  Email Forwarding                 forwarded to an alternate  emailbox  based on
                                   the end user's pre-set criteria.
--------------------------------------------------------------------------------

  Automated, Rules-Based           Incoming   emails   can   be    automatically
  Pager Notification               forwarded  to the end user's  pager  based on
                                   the end user's pre-set criteria.
--------------------------------------------------------------------------------


The unified messaging, email-by-phone and IP telephony services integrate third party technology.

Planned Services

We are developing new messaging services to complement our existing services. We actively monitor the email and communication needs of our customers and end users and work to develop new features and enhancements to meet their evolving requirements. The following services are currently in, or planned for, development:


--------------------------------------------------------------------------------

          Feature                                  Description

--------------------------------------------------------------------------------

  Enhanced Email Security          Support for SSL encryption  and  technologies
                                   with  enhanced   anti-virus  and  anti-vandal
                                   security measures. (Anticipated in the fourth
                                   quarter of 2000.)
--------------------------------------------------------------------------------
  Community-Building Applications  Additional   functionality  such  as  message
                                   boards  and  list   servers,   which   enable
                                   frequent   communication   among  end  users.
                                   (Anticipated in the third quarter of 2000.)
--------------------------------------------------------------------------------
  Email Message Language           Email   messages   will   be    automatically
  Translation                      translated  between  languages  according  to
                                   pre-defined user preferences. (Anticipated in
                                   the fourth quarter of 2000.)
--------------------------------------------------------------------------------

The  statements  in  this  report  regarding   planned  service   offerings  and
anticipated features of such offerings are forward-looking statements. Actual service offerings and benefits could differ materially from those projected.

Direct Online Marketing Services.

We have a large and growing network of end users. As of December 31, 1999, through our customers we serve approximately 8.4 million active emailboxes and through our ZapZone Network service, which has over 190,000 sites registered, we are serving approximately 1.0 million active emailboxes. This extensive user network, along with our advanced technologies and strategic relationships, allows us to offer value-added direct marketing services to our customers and third parties. We currently provide the following services:

     Opt-in. Users can elect to receive specific newsletters or commerce offerings. Whenever end users choose to establish a direct communication with one of our opt-in partners, we receive a referral fee.

     MailTarget. We provide our customers with a Web-based tool which enables them to select and send tailored messages to targeted segments of their end user base. We earn revenues by charging customers a fee for each message sent with this tool.

     Third-party marketing programs. In addition to our own internal opt-in program, we also provide other third-party direct marketing companies with the opportunity to leverage our extensive user base to market their products. We earn revenues by charging third-party direct marketing companies a fee for each message sent.

The ZapZone Network Email Service

Our ZapZone Network service delivers email messaging solutions to small websites and homepages. This service enables individuals and website administrators to set up Web-based email online, often in under ten minutes. ZapZone Network-enabled sites are able to provide our core Web-based email services to their end users in multiple languages. Our ZapZone Network service enables websites to collect valuable user demographic information, which facilitates their ability to conduct targeted marketing campaigns with their members. Webmasters can then communicate with and market to those users.

Customers

We offer email and messaging communications services to businesses worldwide. As of December 31, 1999, we provided our email services to over 250 global customers. Our customer base includes Internet-centric businesses like community sites and portals, and companies where a significant online presence is integral to the overall enterprise. These customers represent a broad range of businesses and services and are geographically diverse. We also have customers comprised of small websites and website owners who offer Web-based email and messaging to their end users through our ZapZone Network service.


Sales and Marketing

Sales Strategy

Our sales strategy is to target businesses worldwide through a combination of direct, indirect and online selling initiatives. While our salespeople are responsible for selling our solutions in a geographic area, they often collaborate to recruit new customers, particularly when dealing with multinational organizations. Our sales offices are located in Santa Clara, California, New York, New York, London, England, and Netanya, Israel. We plan to extend our sales force into Europe and Japan within the next 12 months. Our sales force includes salespeople who focus on acquiring new customers, as well as dedicated salespeople who cultivate existing customers and seek to sell them premium and other services. As of December 31, 1999, we had 30 salespeople. We also plan to pursue joint ventures with local partners in attractive non-U.S. markets to assist us in the penetration of those markets.

Marketing Strategy

Our marketing strategy is focused on increasing global awareness of our solution and building our brand as a leading international provider of email and messaging services. We plan to market our solution primarily through a mix of print advertising, direct marketing, public relations and online initiatives. Through our "Powered by Commtouch" co-branding of our email solution on customers' websites, we increase our brand awareness and receive a significant number of click-through business leads. We plan to aggressively promote our premium services to our customers and their end users and our direct e-marketing services to our customers and third parties. We intend to leverage our direct sales force and develop co-branding and marketing opportunities with other online organizations to augment our marketing efforts.

Customer Support

Commtouch provides its customers rapid callback technical support 24 hours a day, seven days a week. We initally developed a proprietary software tool that provides end users with immediate online support without intervention from customer service representatives or technical staff and subsequently have begun implementation of other customer relationship management applications. We believe that this technical support model enables us to provide high quality and cost-effective support service to our customers and end users.

Technology

We leverage our nine years of email and technology experience to create world-class, robust, full-featured, reliable email solutions. We believe that our Web-based email solutions possess three major advantages over other Web-based email solutions:

Scalable and Reliable Modular System Architecture

Our Web-based email system is designed to provide maximum flexibility. We have developed a system architecture consisting of three main components: Web servers, mail servers and database servers. Web servers are responsible for the front-end email application, mail servers are responsible for the storage and transmittal of email messages and database servers are responsible for storing all other important end user and customer information. These servers interact through standard communications protocols such as HTTP, IMAP4, POP3 and SMTP and ODBC.


                             Hardware Infrastructure

The modularity of our network architecture provides several key technological advantages:

Rapidly deployable and cost-effective. The design of our system enables us to significantly reduce our deployment time as well as costs to support each mailbox.

     o We outsource server hosting and Internet backbone access to third party providers because they are able to offer such services at bulk rates. In addition, there are numerous third-party providers from whom we can obtain these services, so our capacity is not limited and we are able to obtain favorable rates. This significantly reduces our Internet connectivity and server maintenance costs.

     o The modularity of our system architecture allows us to choose from among a broad range of industry-standard mail servers, and select the servers with optimal price/performance characteristics. Again, we are able to obtain these servers from a number of vendors, so our capacity is not limited.

     o The outsourcing of our server needs enables us to focus on the rapid deployment of applications for our clients rather than on the costly and time-consuming maintenance and development of an internal hardware infrastructure.

     o Because third-party mail servers are constantly upgraded with the most advanced features (LDAP support, HTML messaging, etc.), we are able to reduce our development time by leveraging existing off-the-shelf technology and immediately integrating these features into our service offerings.

Scalable and reliable. Our modular technology architecture enables the rapid setup of full-service email hosting facilities and enables us to quickly and seamlessly expand our system as our user base grows. In addition, we utilize redundant servers and server load balancing capabilities to re-direct traffic if a server malfunctions. Our system architecture and software platform have been designed to provide excellent service to hundreds of millions of emailboxes across millions of domains. We believe that our robust and flexible technology platform enables us to maintain one of the highest service performance levels in the industry.

Portable. As the market for outsourced email systems evolves, some organizations may demand their own in-house hosting facility. The highly modular nature of our system architecture provides us with the ability to duplicate a system in another location within a period of several days. As a result, we are well-equipped to rapidly deploy email services to this growing subset of the outsourced email systems market.

Proprietary Development Language

We  have  custom-built  a  proprietary   software  development  language  called
Application Dynamic Markup Language (ADML) in order to maximize the flexibility and minimize the development time of our email solutions.

The ADML environment encapsulates the functionality and layout of a generic Web-based email interface, while allowing our developers to rapidly customize a business partner's email system with specific features. All external resources, such as text strings, images and site-dependent parameters are stored in various databases. When a new site is built, the ADML code is compiled into ASP (Microsoft's Active Server Pages technology) code which runs on the web servers and translates the ADML code into HTML. This enables the developer to build an email interface for a business partner without having to write a single line of HTML code. This provides us with a competitive advantage for several reasons:

     o we can add new functionality and features (languages, premium and direct marketing services, etc.) to any business partner's existing email system in as little as a few hours;

     o we can simultaneously upgrade more than one email system (for example, immediately making additional languages available to any end user of a ZapZone Network service email site); and

     o we can offer automated email customization tools to our end users. For example, the ZapZone Network service takes advantage of the flexibility provided by ADML to allow webmasters to build, customize and deploy ready-to-use email sites in very little time.

Advanced Proprietary Technologies

We have developed the following proprietary technologies:

     o Complex Foreign Language Support. Currently, our system is fully double-byte-enabled to handle intricate character languages such as Chinese, Korean and Japanese, as well as right-to-left support for languages like Hebrew and Arabic.

     o Integrated Open Platform Interface. We have developed an integrated platform and series of application programming interfaces that enable us to rapidly and fully integrate additional communications features and functionality into our service offering.

     o Advanced Direct Marketing Technology. Our MailTarget service is a Web-based tool which provides customers with a user-friendly method of selecting and delivering tailored messages to a targeted segment of their user populations.

     o Customization Wizard Tool. We have developed a proprietary technology tool which enables customers to design the look and feel of their Web-based email interface so that it is consistent with their own brand images.

Competition

In the market for email and messaging services, we compete directly with Web-based email service providers, including Critical Path, Mail.com and USA.NET, as well as with companies that develop and maintain in-house email solutions. In addition, companies such as Software.com currently offer email software products to ISPs, web hosting companies, web portals and corporations. Furthermore, numerous small-scale email providers offer low-cost basic services, but without scalable systems or value-added functionality. These and other companies could potentially leverage their existing capabilities and relationships to enter the email service industry by redesigning their system architecture, pricing and marketing strategies to sell through to the entire market. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. In the future, ISPs, web hosting companies and outsourced application companies may broaden their service offerings to include outsourced email.

Our market's level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we may encounter increased competition in the development and delivery of these services. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. Further, certain of our competitors may offer services at or below cost. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. Increased competition may result in reduced operating margins and loss of market share.

We believe that our solution has the following competitive advantages:

     o   highly customizable and flexible;

     o   rapidly deployable;

     o   available in 18 languages;

     o   designed to integrate numerous messaging applications; and

     o   has the ability to effectively address multiple market needs.

However, despite our competitive positioning, we may not be able to compete successfully against current and future competitors.

Intellectual Property

We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have the following registered trademarks: COMMTOUCH (registered in the U.S.); PRONTO (U.S. and other countries); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO FAMILY, PRONTO SECURE (Japan); PRONTO MAIL (Japan and New Zealand). We also have the following pending trademark applications: COMMTOUCH (Israel and other countries), ZAPZONE NETWORK, ZZN (U.S., Israel and other countries) and PRONTO (Mexico, European Community and India). It may be possible for unauthorized third parties to copy or reverse engineer certain portions of our products or obtain and use information that we regard as proprietary. Certain end user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United
States or abroad will be adequate or that competing companies will not independently develop similar technology.

Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Our ZapZone Network service allows webmasters to select the email service name of their choice. There is, therefore, the possibility that they will select email service names that may infringe the rights of others under U.S. state and/or federal or foreign trademark and/or anti-dilution or similar laws.
ZapZone Network service's placement of ZapZone Network service icons and advertisements on ZapZone Network service webmasters' web pages may contribute to our perceived liability for any allegedly infringing acts. We do not audit webmasters' email service name choices for compliance with any intellectual property rights of others. However, in our current webmaster license agreements, we require webmasters to indemnify us for claims resulting from their chosen email service names; we also require users to indemnify us in their license agreements. Furthermore, in our license agreements with webmasters and users, we expressly reserve the right to eliminate their account or to change their email service names, in our sole discretion. We have received complaints from several parties that email service names chosen and registered by ZapZone Network service users are similar or identical to domain names and/or trademarks in which the complainants claim an interest. We have responded by reviewing the content of the complainants' complaints, and either (a) sought additional substantiating information (b) requested a response to the complaint from the relevant webmaster, and/or (c) changed or deleted the email service name in question.

We also intend to continue to strategically license certain technology from third parties, including our mail server and SSL encryption technology. In the future, if we add certificate technology to our systems, we may license additional technology from third-party vendors. We cannot be certain that these third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products and services. These third-party in-licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product and service development until equivalent technology can be identified, licensed and integrated. Any such delays in services could cause our business, financial condition and operating results to suffer.

Government Regulation

There are currently few laws and regulations directly applicable to the Internet and commercial email services. Examples include the Children's Online Privacy Protection Act and related regulations in the U.S. and restrictions on the export of personal data from the European Community. However, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial email services covering issues such as user privacy, pricing, content, copyright, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of additional laws or regulations may impair the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, operating results and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could have a material adverse effect on our business, operating results and financial condition.

Employees

As  of  December  31,  1999,  we  had  214 full-time employees. None of our U.S.

employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to Commtouch's Israeli employees. These provisions principally concern the maximum length of the work day and work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch's employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Commtouch currently funds its ongoing severance obligations by making monthly payments for insurance policies and by an accrual.

A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as "Managers' Insurance." This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee's base salary, and the employer contributes between 13.3% and 15.8% of the employee's base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee's base salary. Commtouch also provides certain employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary, and the employer contributes an amount equal to 7.5% of the employee's base salary.


                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our ordinary shares. You should also consider the other information in this report. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our ordinary shares to decline, and you could lose part or all of your investment.

This report contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, beliefs, expectations and intentions. In some cases, you can identify forward-looking statements by our use of words such as "expects," "anticipates," "believes," "intends," "plans," "seeks" and "estimates" and similar expressions. You will find forward-looking statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this report. Our actual results, levels of activity, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report.

Risks Relating to the Company

Because we have a limited operating history as a Web-based email service provider, it is difficult to evaluate our business and prospects.

We commenced operations in 1991, but we began commercially selling Web-based email services only in 1998 after changing our strategic focus from the sale, maintenance and service of stand-alone email client software products for mainframe and personal computers. This change required us to adjust our business processes and to restructure Commtouch to become a Web-based email service provider. Therefore, we have only a limited operating history as a provider of Web-based email services upon which you can evaluate our business and prospects.

We have a history of losses and may never achieve profitability.

We incurred net losses of approximately $3.5 million in 1997, $4.4 million in 1998 and $19.9 million in 1999. As of December 31, 1999, we had an accumulated deficit of approximately $31.5 million. We have not achieved profitability in any period, and we expect to continue to incur net losses for the foreseeable future.

We have invested heavily in technology and infrastructure development. We expect to continue to spend substantial financial and other resources on developing and introducing new service offerings and expanding our sales and marketing organizations, strategic relationships and operating infrastructure. We expect that our expenses will continue to increase in absolute dollars. If our revenues do not correspondingly increase, our operating results and financial condition will be negatively affected. We may never attain sufficient revenues to achieve profitability. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our stock price to decline.

Our future email services revenues are unpredictable and our quarterly operating results may fluctuate and fluctuations could adversely affect the value of your investment.

Because we have a limited operating history in the provision of Web-based email services and because of the emerging nature of the markets in which we compete, our revenue is unpredictable. Our current and future expense levels are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and stock price.

A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results. Other factors which may cause such fluctuations include:

     o   the size, timing and fulfillment of orders for our email services;

     o the receipt or payment of irregular or nonrecurring revenues or expenses;

     o our mix of service offerings, including our ability to successfully implement new services;

     o   pricing of our services; and

     o   effectiveness of our customer support.

Because of these factors, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations.

We have recently changed our fee structure and cannot predict the effect this change will have on our future revenues.

In recent months we have moved from a pricing strategy based primarily on a share of advertising revenues with a minimum annual service fee to one based primarily on charging a per-emailbox fee with a minimum annual commitment fee. While we believe that this new fee structure will result in a higher and more predictable revenue stream compared with one based on a share of advertising revenues, we cannot predict whether this new pricing strategy will in fact be successful in generating higher and more predictable revenues. We may need to change our pricing strategy again from time to time.

If the market for our Web-based email services does not grow rapidly, we will fail to generate revenues.

Our success will depend on the widespread acceptance and use of Web-based email by our customers as a means to increase the value of their services or as a means of communication. The market for Web-based email services is new and rapidly evolving. We cannot estimate the size or growth rate of the potential market for our service offerings. If the market for Web-based email fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our service may not achieve broad market acceptance. Since we have only recently introduced our services, we do not have sufficient experience to evaluate whether they will achieve broad market acceptance. Also, because all of our revenue is derived directly or indirectly from our Web-based email solutions, if that market does not grow, our business will likely fail.

If we do not expand our sales and marketing organization we will not be able to increase our revenues.

Our ability to increase our revenues will depend on our ability to successfully expand our sales and marketing organization. The complexity of our Internet messaging services and the emerging nature of the Web-based email market require highly trained sales and marketing personnel to educate prospective customers regarding the use and benefits of our services. The majority of our sales and marketing personnel have only recently joined Commtouch and have limited experience working together. It will take time for these employees to learn how to market our solutions and to be integrated into our sales and marketing organization. Some of them may not succeed in making this transition. Additionally, we are planning to introduce additional services that we have no experience marketing and will rely on these services to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against the bigger and more experienced sales and marketing organizations of our competitors.

Even if our email services are successful with our customers, we may not derive revenue from the users of the emailboxes, which would prevent our business from growing.

Even if our services are a success with our customers, we will not succeed if we do not derive revenue from the email users that our customers give us access to. We plan to derive revenue from these email users primarily by charging our customers per-emailbox fees for our email services, as well as by selling access to email users for direct marketing services and from the sale of advertisements that the email users will see. If one or more of these revenue sources is not successful, we will not succeed. To date, we have generated only limited revenue from these potential revenue sources and they may not be successful. Our existing and potential customers may not be willing to pay for our email services. Advertisers and direct marketers may not accept email as a means of placing advertisements and conducting direct marketing and email users may not want to receive direct marketing materials.

Our ability to generate revenues from the emailbox base that our customers bring to us also depends on the emailboxes being used on a regular basis. On an ongoing basis, many of our end users will not regularly use their emailboxes, and a significant number will cease using our services each month. Accordingly, there may be no relationship between the number of active emailboxes and our revenues.

We have a strategic relationship with Go2Net pursuant to which we issued a warrant to Go2Net that diluted our shareholders, but we may not realize substantial revenues or other business benefits from this or any similar transaction.

We entered into a strategic relationship with Go2Net simultaneously with the closing of our initial public offering. Our Customized Web-Based Email Service Agreement with Go2Net provides that we share revenues from advertising and premium services offered to Go2Net's end users through our email service. The terms of this agreement are substantially the same as our commercial agreements with other customers except that we have agreed that Go2Net will receive a materially greater portion of advertising revenues than other customers receive under other similar agreements. As part of this transaction, we issued to Go2Net a warrant to purchase up to 1,136,000 ordinary shares at an exercise price of $12.80 per share. This warrant is exercisable at any time until it expires on July 16, 2004. We agreed to register these shares, the warrant and the shares issuable upon exercise of the warrant with the Securities and Exchange Commission and the registration statement relating to those securities became effective on January 7, 2000. Exercise of the warrant will cause existing investors significant dilution. However, we may not realize any revenues or any other business benefits from this strategic relationship with Go2Net because we and Go2Net may not be able to sell significant amounts of advertising and premium Web-based email services to Go2Net's end users. In the future, we may have to issue in-the-money warrants to acquire our ordinary shares to customers who provide us with a large base of potential end users. We may also have to provide these customers with more favorable commercial terms than we have previously provided to our customers. The issuance of in-the-money warrants and the grant of more favorable terms to customers may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall.

We entered into an email services agreement with Microsoft Corporation in connection with which we issued a warrant to Microsoft that diluted our shareholders, but we may not realize substantial revenues or other business benefits from this transaction.

We entered into an Email Services Agreement dated October 26, 1999 with Microsoft Corporation. Under this agreement, Commtouch will, at Microsoft's option, customize, host and maintain email services for Microsoft websites in the U.S. and internationally. Microsoft will pay one-time fees for the set-up and customization of the email service for each website with respect to which Microsoft chooses to use our services, as well as quarterly service fees for the email service based on the number of mailboxes hosted. The term of the agreement shall continue for 12 months after the first commercial distribution date of the email service and Microsoft may extend the initial term on a quarterly or annual basis upon 60 days prior written notice. The agreement may be terminated by Microsoft for convenience upon 90 days' prior written notice, or by either party upon a material breach by the other party upon the terms specified in the agreement. In connection with the agreement, Commtouch issued to Microsoft a warrant, exercisable until December 29, 1999, to purchase 707,965 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of approximately $20.0 million. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 ordinary shares. We agreed to register these shares with the Commission. The registration became effective on January 7, 2000. However, we may not realize any revenues or any other business benefits from this transaction because Microsoft is not obligated to use our services with respect to any website and has not agreed to provide us with any other business benefits.

We depend on our customer relationships, which are based on relatively short term, nonexclusive agreements, and the loss of one or more customers could harm our business.

Our ability to increase revenues depends upon successful marketing of our services through new and existing customers. Our agreements with our customers generally can be terminated for any or for no reason after the first year. The agreements with our customers are non-exclusive and do not restrict them from introducing competing services. Also, some of our relationships allow termination earlier than one year. Loss of one or a few key customers could damage our reputation and hurt our ability to develop new relationships. If we fail to develop new relationships or if our customers terminate or do not renew their contracts with us, our business will suffer, as we will lose potential revenue from the lost customers and from their underlying base of email users. One customer, Excite, accounted for 54% of our revenues in 1998. Revenues from MyPoints, a permission based email service company, represented 11% of our revenues in 1999. Customers may provide us with a large number of users but pay a relatively small minimum annual service fee.

We have many established competitors who are offering the same or similar services and we will not be able to compete effectively against them if they provide superior services at better prices.

The market for Web-based email services is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, reduced operating margins and loss of market share, any of which could cause our business to suffer.

In the market for email and messaging services, we compete directly with Web-based email service providers, including Critical Path, Mail.com and USA.NET, as well as with companies that develop and maintain in-house email solutions. In addition, companies such as Software.com currently offer email software products to ISPs, web hosting companies, web portals and corporations. Furthermore, numerous small-scale email providers offer low-cost basic services, but without scalable systems or value-added functionality. These and other companies could potentially leverage their existing capabilities and relationships to enter the email service industry by redesigning their system architecture, pricing and marketing strategies to sell through to the entire market. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. In the future, ISPs, web hosting companies and outsourced application companies may broaden their service offerings to include outsourced email.

Our market's level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we may encounter increased competition in the development and delivery of these services. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. Further, certain of our competitors may offer services at or below cost. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against current and future competitors and increased competition may result in reduced operating margins and loss of market share.

We are experiencing rapid internal growth which has and likely will strain our management resources.

We recently began to expand our operations rapidly and intend to continue this expansion. The number of employees increased from 45 on December 31, 1998 to 214 on December 31, 1999. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. To manage any further growth, we will also need to improve or replace our existing operational, customer service and financial systems, procedures and controls.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel, many of whom have worked together for only a short period of time. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer,

Isabel Maxwell, the President of our United States subsidiary, and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. We do not have employment agreements with any of our senior management or other key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

Because our business is based on communications and messaging services, we are susceptible to system interruptions and capacity constraints, which could harm our business and reputation.

Our ability to successfully receive and send our end users' email messages and provide acceptable levels of service largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems and those of our outsourced hosting service. In addition, the growth in the use of the Internet has caused frequent interruptions and delays in accessing the Internet and transmitting data over the Internet. We do not possess insurance to cover losses caused by unplanned system interruptions and software defects. In the past, we have experienced some interruptions in our email service. We believe that these interruptions will continue to occur from time to time. These interruptions may be due to hardware failures, unsolicited bulk email (also known as "spam"), operating system failures, inadequate Internet infrastructure capacity, and other mechanical and human causes. We expect to experience occasional, temporary capacity constraints due to sharply increased traffic, which may cause unanticipated system disruptions, slower response times, impaired quality and degradation in levels of customer service. If we experience frequent or long system interruptions that reduce our ability to provide email services, we may have fewer users of our email services. In addition, we have entered into service agreements with some of our customers that require minimum performance standards. If we fail to meet these standards, our customers could terminate their relationships with us.

We must continue to expand and adapt our network infrastructure to changing requirements and increasing numbers of end users. The expansion and adaptation of our network infrastructure will require substantial financial, operational and managerial resources. In addition, we depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion of the Internet. The ability of our network to continue to connect and manage an expanding number of customers, end users and messages at high transmission speeds is unproven and uncertain. We face risks related to our network's and the Internet's ability to operate with higher use levels while maintaining expected performance levels.

We are a relatively small competitor in the electronic  messaging  industry and, as  a  result,  we  may  not  have  the  resources  to  adapt  to  the  changing
technological   requirements  and  the  shifting  consumer  preferences  of  our industry.

The Internet messaging industry is characterized by rapid technological change, changes in end user requirements and preferences, and the emergence of new industry standards and practices that could render our existing services and proprietary technology obsolete. Our success depends, in part, on our ability to continually enhance our existing email and messaging services and to develop new services, functions and technology that address the increasingly sophisticated and varied needs of our prospective customers. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt our services to customer or end user requirements or emerging industry standards. Also, in addition to addressing changing technologies and end user needs, we must also do so more quickly than our competition.

Our services may be adversely affected by software defects, which could cause our customers or end users to stop using our services.

Our service offerings depend on complex software. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that, despite testing by us, defects may exist in the software we use. These defects could cause service interruptions that could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer. Some of our services are based on software provided by third parties. We have no control over the quality of such software.

We rely on the integrity of our network security, which may be susceptible to breaches that could harm our reputation and business.

A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. Despite our implementation of third party encryption technology and network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be liable to our customers and their end users for any breach in our security, including claims for impersonation or other similar fraud claims, as well as claims for other misuses of personal information, for example for unauthorized marketing purposes. Also, such a breach could harm our reputation and consequently our business. We may also be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach. Our failure to prevent security breaches could have a material adverse effect on our business and operating results.

In addition, the Federal Trade Commission and several states have been investigating some Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced, if our privacy practices are investigated or if our privacy policies are viewed unfavorably by users or potential users.

If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and customers to protect our proprietary rights. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. Although we have not filed any patent applications, we may seek to patent certain software or other technology in the future. Any such future patent applications may not be issued with the scope of the claims we seek, or at all. We cannot be certain that our software does not infringe issued patents that may relate to our software products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products.

Despite our precautions, unauthorized third parties may copy certain portions of our technology or reverse engineer or obtain and use information that we regard as proprietary. End user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of some jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

Our ZapZone Network service allows webmasters to select the email service name of their choice (although we reserve the right to eliminate their account or to change their email service name).

There is, therefore, the possibility that they will select email service names that may infringe the rights of others. We have received several complaints about ZapZone Network service webmasters' registered email service names and we have referred these complainants directly to the ZapZone Network service subscribers who are allegedly engaging in the infringing activities. However, these complainants may seek to enforce their rights against us in addition to, or instead of, the infringing webmasters.

We may have liability for email content and we may not have adequate liability insurance.

As a provider of email services, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via email. We do not and cannot screen all of the content generated by end users, and we could be exposed to liability with respect to this content. Some foreign governments, such as the government of Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. Although we carry general and professional liability insurance coverage, our insurance may not adequately protect us from such claims. Any imposition of liability, particularly liability that is not covered by insurance, or is in excess of insurance coverage, could damage our reputation and hurt our business and operating results, or could result in criminal penalties.

Governmental regulation and legal uncertainties could impair the growth of the Internet and decrease demand for our services or increase our cost of doing business.

There are currently few laws and regulations directly applicable to the Internet and commercial email services. However, a number of laws have been proposed involving the Internet, including laws addressing user privacy, pricing, content, copyright, antitrust, distribution and characteristics and quality of products and services. Further, the growth and development of the market for email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. This could decrease the demand for our services and increase our cost of doing business, or otherwise harm our business and operating results.

Due to the global nature of the Web, it is possible that, although our transmissions currently originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of user information.

On October 20, 1999, The Federal Trade Commission issued the final rule to implement the Children's Online Privacy Protection Act of 1998 ("COPPA"). The main goal of the COPPA and the rule is to protect the privacy of children using the Internet. As of April 21, 2000, certain commercial websites and online services directed to, or that knowingly collect information from, children must obtain parental consent before collecting, using, or disclosing personal information from children under 13. The COPPA regulations could reduce our ability to engage in direct marketing. The cost to the Company of complying with the new requirements is not known and such cost may have a material effect upon operating results or financial condition.

We may need additional capital and raising additional capital may dilute existing shareholders.

We believe that our existing capital resources will enable us to maintain our current and planned operations for at least the next 12 months. However, we may be required to raise additional funds due to unforeseen circumstances. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Such financing may not be available in sufficient amounts or on terms acceptable to us and may cause dilution to existing shareholders. Also, we may raise additional capital in the future by issuing securities that have superior rights and preferences to our ordinary shares.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently own over five percent of our ordinary shares beneficially own approximately 30% of our outstanding ordinary shares. If they vote together, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch.

Go2Net and Vulcan Ventures beneficially own approximately 14% of our outstanding ordinary shares (assuming exercise of the Go2Net warrant on a net issuance basis). Vulcan Ventures is a significant shareholder of Go2Net. Accordingly, Go2Net and Vulcan Ventures will be able to significantly influence and possibly exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. Go2Net and Vulcan also have the right to name one director to our Board as long as they continue to hold at least 620,022 shares, including the shares issuable upon exercise of the Go2Net warrant. They have named Thomas Camp to the Board under this provision. In addition, conflicts of interest may arise as a consequence of Go2Net's control relationship with us, including:

     o conflicts between Go2Net and Vulcan Ventures, as significant shareholders, and our other shareholders, whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions;

     o conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by Go2Net, on the other hand; or

     o conflicts related to existing or new contractual relationships between us, on the one hand, and Go2Net and its other affiliates, on the other hand.

Our business and operating results could suffer if we do not successfully address the risks inherent in the expansion of our international operations.

At present, we have sales offices in the United States, Israel and England. We intend to continue to expand into international markets and to spend significant financial and managerial resources to do so. We have limited experience in international operations and may not be able to compete effectively in international markets. The Company will face risks inherent in conducting business internationally, such as:

     o   difficulties   and  costs  of  staffing  and   managing   international
         operations;

     o   fluctuations in currency exchange rates;

     o   imposition of currency exchange controls;

     o   differing technology standards;

     o export restrictions, including export controls relating to encryption technologies;

     o difficulties in collecting accounts receivable and longer collection periods;

     o   unexpected changes in regulatory requirements;

     o   political and economic instability;

     o   potentially adverse tax consequences; and

     o   potentially reduced protection for intellectual property rights.

Any of these factors could adversely affect the Company's international operations and, consequently, business and operating results. Specifically, failure to successfully manage international growth could result in higher operating costs than anticipated or could delay or preclude altogether the Company's ability to generate revenues in key international markets.

Substantial sales of our ordinary shares could adversely affect our stock price.

The sale, or availability for sale, of substantial quantities of our ordinary shares may have the effect of depressing its market price by potentially introducing a large number of sellers into the market. A large number of our ordinary shares are currently eligible for resale. In addition a significant number of shares will be eligible for resale at various dates in the future. See "Shares Eligible for Future Sale."

Risks Relating to Operations in Israel

We have important facilities and resources located in Israel, which has historically experienced severe economic instability and military and political unrest.

We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although substantially all of our sales currently are being made to customers outside Israel, we are nonetheless directly influenced by the political, economic and Military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or expansion of our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved.

Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

In addition, certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Although Commtouch has operated effectively under these requirements since its inception, we cannot predict the effect of these obligations on Commtouch in the future. Our operations could be disrupted by the absence, for a significant period, of one or more of our officers or key employees due to military service.

Because a substantial portion of our revenues are generated in U.S. dollars, while a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be adversely affected by inflation and currency fluctuations.

We generate a substantial portion of our revenues in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels, commonly referred to as NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. While in recent years the rate of devaluation of the NIS against the dollar has generally exceeded the rate of inflation, which is a reversal from prior years, we cannot be sure that this reversal will continue. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

Israeli courts might not enforce judgments rendered outside of Israel and it might therefore be difficult for an investor to recover any judgment against any of our officers or directors resident in Israel.

We are organized under the laws of Israel, and we maintain significant operations in Israel. Certain of our officers and directors named in this report reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. We have appointed Commtouch Software Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising from this report. We have not given our consent for our agent to accept service of process in connection with any other claim and it may therefore be difficult for an investor to effect service of process against us or any of our non-U.S. officers, directors and experts relating to any other claims. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of Commtouch, which could prevent a change of control and therefore depress the price of our stock.

Israeli corporate law regulates mergers, votes required to approve mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax considerations may make potential transactions unappealing to us or to some of our shareholders.

The new Israeli Companies Law imposes substantial duties on shareholders and may cause uncertainties regarding corporate governance.

The new Israeli Companies Law, which became effective on February 1, 2000, has brought about significant changes to Israeli corporate law. The new law includes provisions imposing substantial duties on certain controlling and non-controlling shareholders.


Item 2. Description of Property.

Our principal executive offices are located at 6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 3945 Freedom Circle, Santa Clara, California 95054, where our telephone number is (408) 653-4330. In addition, we have sales offices in London and New York. All of our properties are leased.


Item 3. Legal Proceedings.

The Company is not a party to any legal proceedings which, individually or in the aggregate, are believed to be material to the Company's business.


Item 4. Control of Registrant.

The following table presents information with respect to beneficial ownership of our ordinary shares as of May 31, 2000:

     o each person or entity known to Commtouch to own beneficially more than ten percent of Commtouch's ordinary shares, and

     o   all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 16,415,069 ordinary shares outstanding as of May 31, 2000 (assuming the issuance of 368,270 ordinary shares upon the assumed net exercise at an assumed share price of $18.94 per share of the in-the-money warrant to purchase 1,136,000 ordinary shares issued to Go2Net at an exercise price of $12.80 per share). Ordinary shares issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.


                                                         Amount  Percent of
                                                         Owned      Class
                                                       --------- ----------


Thomas Camp/Go2Net, Inc. and Vulcan Ventures (1)        1,722,356    10.5%
All directors and officers as a group (10 persons)      4,744,187    28.9%


(1) Includes 896,057 shares purchased in the private placement by Go2Net and 368,270 shares exercisable under a warrant granted to Go2Net on a net exercise basis based on the assumptions set forth in the paragraph preceding the table. Mr. Camp, who is a director of the Company, is the Vice President, Business Development of Go2Net, and as such, may be deemed to beneficially own such shares. Also includes 448,029 shares purchased in the private placement by Vulcan Ventures, which beneficially owns approximately 30.0% of Go2Net. Mr. Camp disclaims beneficial ownership of all such ordinary shares. Also includes 7,500 shares subject to an option held by Mr. Camp. William D. Savoy, Vice-President of Vulcan Ventures, and Diane Daggatt, an investment analyst at Vulcan

Northwest Inc., an affiliate of Vulcan Ventures, are members of the board of directors of Go2Net.


Item 5. Nature of Trading Market.

The Company's Ordinary Shares have traded publicly on The Nasdaq Stock Market under the symbol "CTCH" since July 13, 1999. The Company's initial public offering price was $16.00 per share.

The following table lists the high and low closing sales prices for the Company's Ordinary Shares, for the periods indicated, as reported by The Nasdaq Stock Market:


                                                    High        Low
                                                  -------    ---------
1999:
  Third Quarter (beginning July 13, 1999)         $ 22.625   $ 11.0625
  Fourth Quarter                                  $ 49.125   $ 14.3125

2000:
  First Quarter                                   $ 66.50    $ 35.5625


If the Company decides to distribute a cash dividend out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to the 25% Israeli corporate tax rate. The Company has never declared or paid cash dividends on its Ordinary Shares and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain future earnings to finance the development of its business.


Item 6. Exchange Controls and Other Limitations Affecting Security Holders.

Under current Israeli regulations, any dividends or other distributions paid in respect of Ordinary Shares purchased by non-residents of Israel with certain non-Israeli currencies (including dollars) will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments.

Neither the Articles of Association of the Company or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are at a state of war with Israel.


Item 7. Taxation.

                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

The following discussion summarizes the material Israeli tax consequences relating to Commtouch, its shareholders and ownership and disposition of its ordinary shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of Commtouch's outstanding voting shares). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as Commtouch. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion does not cover all possible tax consequences or situations, and investors should consult their tax advisors regarding the tax consequences unique to their situation.

Proposed Tax Reform

On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

General Corporate Tax Structure

The regular general corporate tax rate in Israel is 36%. However, the effective rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less. See "Law for the Encouragement of Capital Investments, 1959."

Israeli tax loss carryforwards were approximately $22.5 million as of December 31, 1999. The amount of our tax loss carryforwards will be reduced by our future taxable income.

Taxation Under Inflationary Conditions

The  Income  Tax Law  (Adjustment  for  Inflation),  1985 (the  "Adjustment  for
Inflation Law") attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for the tax purpose based on changes in the Israeli CPI, whereby corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on an inflation-linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

In addition, subject to certain limitations, depreciation on fixed assets and loss carried forwards are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on Commtouch might be that Commtouch's taxable income, as determined for Israeli corporate tax purposes, will be different from Commtouch's U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the actual tax rate.

Law for the Encouragement of Industry (Taxes), 1969

Commtouch is currently considered to qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the

"Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" that it owns. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

Included among the tax benefits for an Industrial Company are:

     o deductions of 12.5% per annum of the purchase price of a patent or of know-how that is utilized in the development or advancement of its enterprise;

     o an election under certain conditions to file a consolidated return with additional related industrial companies;

     o   accelerated depreciation rates on equipment and buildings; and

     o deduction of expenses incurred in connection with a public issuance of shares listed for trading over a three year period. The tax authorities may construe this benefit to be relevant only upon a public issuance of shares in Israel.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that Commtouch is and will continue to be considered as an "Industrial Company" or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), provides that a capital investment in production facilities
(or other eligible facilities) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific capital investment program delineated both by its financial scope, including its capital sources, and its physical characteristics, i.e. the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

Commtouch's investment plans have been granted the status of an Approved Enterprise under the Investment Law, in two separate investment programs. These programs provide Commtouch with certain tax benefits as described below; with regard to the first program, Commtouch also received long-term loans guaranteed by the State of Israel. Under the terms of Commtouch's Approved Enterprise programs, income earned by Commtouch from its Approved Enterprises will be tax exempt for a period of two years, commencing with the year in which it first earns taxable income, and subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years (provided that the total period of tax benefits will not extend past (i) 12 years from the year of commencement of production or (ii) 14 years from the year of approval of approved enterprise status). The reduced corporate tax rate, to which Commtouch's Approved Enterprise program will be subject is dependent on the level of foreign investment in Commtouch. In the event a company operates under more than one approval or only part of its capital investments are approved (a "Mixed
Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates. Notwithstanding these tax benefits, to the extent Commtouch receives income from countries other than Israel, such income may be subject to withholding tax.

The implementation of the investments under the first plan was finalized by Commtouch in 1995. In early 2000, we filed an application to supplement our second plan and we also filed an application for a new, third plan.

Dividends paid by companies owning approved enterprises, the source of which is income derived from an approved enterprise during the applicable benefits period, are generally taxed at a reduced rate of 15.0% if the dividends are paid during the benefits period or at any time up to 12 years after the benefits period. This tax must be withheld at source by the company paying the dividend. In the case of a "foreign investor's company," the 12 year limitation on reduced withholding tax on dividends does not apply. Subject to various conditions, a foreign investor's company is a company more than 25.0% of whose share capital, in terms of shares, rights to profits, voting and appointment of directors, and of whose combined share and loan capital is owned by non-Israeli residents. A dividend paid from income derived from an enterprise owned by a company which has elected the alternative benefits program during the period in which it is exempt from tax would also generally be subject to the 15.0% tax rate but would render the company liable for corporate tax on the amount distributed, which is defined for this purpose as including the amount of the corporate tax that applies as a result of the distribution, at the rate that would have been applicable had the company not elected the alternative benefits program, generally 25.0%. Generally, any dividends distributed are considered to be attributable to the entire enterprise, and the effective tax rate is the result of a weighted combination of the various applicable tax rates, However, a company may elect to attribute any dividend distributed by it only to income not subject to the alternative benefits program.

The Investment Law also provides that a company with an Approved Enterprise is entitled to accelerated depreciation on its property and equipment included in an approved investment program.

Future applications to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such applications and on certain financial criteria of the applicant company.
Accordingly, there can be no assurance that any such applications will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest.

Capital Gains and Income Taxes Applicable to Non-Israeli Resident Shareholders

Under existing regulations any capital gain realized by an individual shareholder with respect to the Ordinary Shares acquired on or after the listing of such shares for trading will be exempt from Israeli capital gains tax if the Ordinary Shares are listed on an approved foreign securities market (which includes Nasdaq in the United States), provided that the company continues to qualify as an Industrial Company under Israeli law and provide the individual does not hold such shares for business purposes.

If we do not maintain our status as an Industrial Company, then subject to any applicable tax treaty the Israeli capital gains tax rates would be up to 50% for non-Israeli resident individuals and 36% for companies. Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate of 15% payable with respect to Approved Enterprises), unless double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.

A tax treaty between the United States and Israel (the "Treaty"), provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an approved enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax applies to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares throughout the current year to the date the dividend is paid and the preceding taxable year (as applicable). The 12.5% rate applies only on dividends from a company that does not have an Approved Enterprise in the applicable period.

If for any reason shareholders do not receive the above exemption for a sale of shares in an Industrial Company, the Treaty provides U.S. resident investors with an exemption from Israeli capital gains tax in certain circumstances (there may still be U.S. taxes) upon a disposition of shares in Commtouch if they held under 10% of the Company's voting stock throughout the 12 months before the share disposition. If Israeli capital gains tax is payable, it can be credited against U.S. federal tax under the circumstances specified in the Treaty.

A non-resident of Israel who has had dividend income derived or accrued in Israel from which the applicable tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel.

Tax Benefits for Research and Development

Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of the proceeds of government grants are not deductible, i.e. Commtouch will be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of Chief Scientist
(OCS) (the "Research Committee") are eligible for grants of up to 50% of the project's expenditure if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of the product developed in accordance with the program as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

The Israeli government further requires that products developed with government grants be manufactured in Israel. However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the OCS, the Company would be required to pay royalties that are adjusted in proportion to manufacturing outside of Israel as follows: when the manufacturing is performed outside of Israel by the Company or an affiliate company, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not performed by the Company or an affiliate the royalties paid shall be equal to the ratio of the amount of grant received from the OCS divided by the amount of grant received from the OCS and the investment(s) made by the Company in the project. The payback will also be adjusted to 120%, 150% or 300% of the grant if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The Company is subject to various provisions of the Research Law and regulations and derivatives thereunder.

In order to meet certain conditions in connection with the grants and programs of the OCS, the Company has made certain representations to the Israel government about the Company's future plans for its Israeli operations. From time to time the extent of the Company's Israeli operations has differed and may in the future differ, from the Company's representations. If, after receiving grants under certain of such programs, the Company fails to meet certain conditions to those benefits, including, with respect to grants received from the OCS, the maintenance of a material preserve in Israel, or if there is any material deviation from the representations made by the Company to the Israeli government, the Company could be required to refund to the State of Israel tax or other benefits previously received (including interest and CPI linkage difference) and would likely be denied receipt of such grants or benefits, and participation of such programs, thereafter.

The Company participated in programs sponsored by the OCS for the support of research and development activities. Through December 31, 1999, the Company had recorded grants from OCS aggregating $653,000 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS of 3% to 5% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100% to 150% of the grants received.

Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, there can be no assurance that applications to the OCS will be approved or, if approved, what the amounts of the grants will be.

Fund for the Encouragement of Marketing Activities

The Company has received grants relating to its overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by the Company for overseas marketing and are based upon the expenses reported by the Company to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by the Company from the Marketing Fund. Grants recorded beginning January 1, 1998 bear royalties of 4% plus interest at LIBOR rates. The Company will face royalty obligations on grants from the Marketing Fund only to the extent it actually achieves increases in export sales. The proceeds of these grants are presented in the Company's consolidated Financial Statements as offsets to marketing expenses. Through December 31, 1999, the Company had received grants from the Marketing Fund in the amount of approximately $279,000.


  U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES ACQUIRED BY U.S. TAXPAYERS


The following discussion summarizes the material U.S. federal income tax consequences arising from the purchase, ownership and sale of the ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury
Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in effect as of the date of this report, all of which are subject to change, possibly with retroactive effect. Commtouch will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in the ordinary shares and, therefore, no assurance exists that the Internal Revenue Service will agree with the conclusions set forth below. The summary below does not purport to address all federal income tax consequences that may be relevant to particular investors. This summary does not address the consequences that may be applicable to particular classes of taxpayers, including investors that hold ordinary shares as part of a hedge, straddle or conversion transaction, insurance companies, banks or other financial institutions, broker-dealers, tax-exempt organizations and investors who own (directly, indirectly or through attribution) 10% or more of Commtouch's outstanding voting stock. Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to U.S. Holders, as defined below, of equity interests in investors in ordinary shares. This summary is addressed only to holders that hold ordinary shares as a capital asset within the meaning of Section 1221 of the Code, are U.S. citizens, individuals resident in the United States for purposes of U.S. federal income tax, domestic corporations or partnerships and estates or trusts treated as "United States persons" under
Section 7701 of the Code ("U.S. Holders").

EACH INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Tax Basis of Ordinary Shares

A U.S. Holder's tax basis in his or her ordinary shares will be the purchase price paid therefore by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

Sale or Exchange of Ordinary Shares

A U.S. Holder's sale or exchange of ordinary shares will result in the recognition of gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the ordinary shares sold. Subject to the following discussion of the consequences of Commtouch being treated as a Passive Foreign Investment Company or a Foreign Investment Company, such gain or loss will be capital gain or loss if such ordinary shares are a capital asset in the hands of the U.S. Holder. Gain or loss realized on the sale of ordinary shares will be long-term capital gain or loss if the ordinary shares sold had been held for more than one year at the time of their sale. Long-term capital gains recognized by certain taxpayers generally are subject to a reduced rate of federal tax (currently a maximum of 20%). If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain or loss. Short-term capital gains generally are subject to tax at the same rates as ordinary income. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

See discussion under "Israeli Taxation and Investment Programs--Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders" for a discussion of taxation by Israel of capital gains realized on sales of capital assets.

Treatment of Dividend Distributions

For U.S. federal income tax purposes, gross dividends (including the amount of any Israeli taxes withheld there from) paid to a U.S. Holder with respect to his or her ordinary shares will be included in his or her ordinary income to the extent made out of current or accumulated earnings and profits of Commtouch, as determined based on U.S. tax principles, at the time the dividends are received and will be treated as foreign source dividend income for purposes of the foreign tax credit limitation described below. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under
Section 243 of the Code. Dividend distributions in excess of Commtouch's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his or her ordinary shares to the extent thereof and then as a gain from the sale of ordinary shares. Dividends paid in NIS will be includible in income in a U.S. dollar amount based on the exchange rate at the time of their receipt, and any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Any Israeli withholding tax imposed on dividends paid to a U.S. Holder will be a foreign income tax eligible for credit against such U.S. Holder's U.S. federal income tax liability subject to certain limitations. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by Commtouch with respect to ordinary shares will generally constitute "passive income". Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a general prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90% and an allowance of foreign tax credits for alternative minimum tax purposes only to the extent of foreign-source alternative minimum taxable income. See "Israeli Taxation and Investment Programs -- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."

Information Reporting and Backup Withholding

Any dividends paid on, or proceeds derived from a sale of, the ordinary shares to, or by, U.S. Holders may be subject to U.S. information reporting requirements and the 31% U.S. backup withholding tax unless the holder (i) is a corporation or other exempt recipient or (ii) provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

Tax Status of Commtouch for U.S. Federal Income Tax Purposes

Passive Foreign Investment Company. If Commtouch were deemed to be a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period for such ordinary shares and an interest charge would be imposed on the amount of deferred tax on such income which is allocated to prior taxable years. Generally, Commtouch will be treated as a PFIC for any tax year if, in such tax year or any prior tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets (by value or, if Commtouch elects or if Commtouch is treated as a "controlled foreign corporation" under the Code, by their adjusted basis for computing earnings and profits) produce or are held for the production of passive income. Commtouch does not believe it satisfies either of the tests for PFIC status for any of its pre-1999 tax years. Because Commtouch acquired substantial cash in connection with its initial public offering in 1999, it is possible that Commtouch became a PFIC in its 1999 tax year. Commtouch will not be able to determine  whether  it in fact  became a PFIC in its 1999  tax  year  until  its operating results for the last quarter of 1999 are available. If Commtouch did not become a PFIC in its 1999 tax year, then Commtouch expects that the majority of its assets will continue to generate sufficient levels of active income for it to avoid PFIC treatment for U.S. federal income tax purposes in post-1999 tax years. However, since the determination whether Commtouch is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond Commtouch's control, if Commtouch did not become a PFIC in its 1999 tax year, there can be no assurance that Commtouch will not become a PFIC at some time in the future. If Commtouch were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his or her proportionate share of Commtouch's earnings and profits in years in which Commtouch is a PFIC whether or not distributions of such earnings and profits are actually made to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her ordinary shares generally would be taxed as a capital gain. Alternatively, a U.S. Holder may elect to mark the ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of its ordinary shares and the adjusted basis of such stock. See "U.S. Consequences Regarding Ordinary Shares Acquired by U.S. Taxpayers--Sale or Exchange of Ordinary Shares" above. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making a QEF Election if Commtouch is treated as a PFIC.

Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFC"). The CFC provisions may impute some portion of such a corporation's undistributed income to certain U.S. shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment. In general, the CFC provisions will apply to Commtouch only if U.S. shareholders, who are U.S. Holders and who own, directly or indirectly or by attribution, 10% or more of the total combined voting power of all classes of voting stock own in the aggregate (or are deemed to own after application of complex attribution rules) more than 50% (measured by voting power or value) of the outstanding stock of Commtouch. It is possible that Commtouch could become a CFC in the future. Even if Commtouch were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to U.S. shareholders, who are U.S. Holders and who own, directly or indirectly or by attribution, 10% or more of the total combined voting power of all classes of voting stock of Commtouch.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company, or a PHC, if (i) five or fewer individuals at any time during the last half of a tax year (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income for the taxable year, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company, or an FPHC, and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of (50% for years following the first year it becomes a FPHC) FPHC income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in an FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company, or an FIC, if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or unit investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the total value or the total combined voting power of all classes of the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, any gain on the sale or exchange of stock in a foreign corporation, which was a FIC at any time during the period during which a taxpayer held such stock, is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's accumulated earnings and profits.

Commtouch will not be able to determine whether it became a PFIC in its 1999 tax year until its operating results for the last quarter of 1999 are available.


                              CONDITIONS IN ISRAEL

Commtouch is incorporated under the laws of the State of Israel, and substantially all of our research and development and significant executive facilities are located in Israel. Accordingly, Commtouch is directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several Arab States have announced their intention to establish trade and other relations and are discussing certain projects. Israel has not entered into any peace agreement with Syria or Lebanon, and there have been difficulties in the negotiations with the Palestinians. We cannot be certain as to how the peace process will develop or what effect it may have upon Commtouch.

Despite the progress towards peace between Israel and its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. Commtouch does not believe that the boycott has had a material adverse effect on Commtouch, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of Commtouch's business.

Generally, all male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 39 days, or longer under certain circumstances, of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

Economic Conditions

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The current Israeli government elected in 1996 has expressed its intention to reduce government involvement in the economy by various means, including relaxation of foreign currency controls and certain budgetary restraints, and privatization of certain government-owned companies. The Israeli government has periodically changed its policies in all these areas.

Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends (after deduction of withholding tax) and the proceeds from the sale of the shares. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel has entered into preferential trade agreements with the European Union, the United States and the European Free Trade Association. In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia, China and India, with which Israel had not previously had such relations.

Assistance from the United States

Israel receives significant amounts of economic and military assistance from the United States, averaging approximately $3 billion annually over the last several years. In addition, in 1992, the United States approved the issuance of up to $10 billion of loan guarantees during U.S. fiscal years 1993 to 1998 to help Israel absorb a large influx of new immigrants, primarily from the republics of the former Soviet Union. Under the loan guarantee program, Israel may issue up to $2 billion in principal amount of guaranteed loans each year, subject to reduction in certain circumstances. There is no assurance that foreign aid from the United States will continue at or near amounts received in the past. If the grants for economic and military assistance or the United States loan guarantees are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.


Item 8. Selected Consolidated Financial Data.

The selected consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from the Consolidated

Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statement of operations data for the years ended December
31, 1995 and 1996 and the selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from the Consolidated
Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:


                                                                                     Year Ended December 31,
                                                               --------------------------------------------------------------------
                                                                 1995           1996           1997           1998           1999
                                                               --------       --------       --------       --------       --------
                                                                             (in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
 Email services .........................................      $   --         $   --         $   --         $    389       $  4,251
 Software licenses, maintenance and services ............         1,733          3,134            899           --             --
                                                               --------       --------       --------       --------       --------
   Total revenues .......................................         1,733          3,134            899            389          4,251
Cost of revenues:
 Email services .........................................          --             --             --              569          3,643
 Software licenses, maintenance and services ............           327            463            165           --             --
                                                               --------       --------       --------       --------       --------
   Total cost of revenues ...............................           327            463            165            569          3,643
                                                               --------       --------       --------       --------       --------
Gross profit (loss) .....................................         1,406          2,671            734           (180)           608
                                                               --------       --------       --------       --------       --------
Operating expenses
 Research and development, net ..........................           463          1,478          1,108          1,149          2,942
 Sales and marketing ....................................           832          1,965          2,202          2,001          7,722
 General and administrative .............................           369            465            829            604          4,328
 Amortization of prepaid marketing expenses .............          --             --             --             --            3,263
 Amortization of stock-based employee
   deferred compensation ................................          --             --             --               91          3,436
                                                               --------       --------       --------       --------       --------
   Total operating expenses .............................         1,664          3,908          4,139          3,845         21,691
Operating loss ..........................................          (258)        (1,237)        (3,405)        (4,025)       (21,083)
Interest and other income (expenses), net ...............           (62)           (45)           (68)          (326)         1,232
                                                               --------       --------       --------       --------       --------
Net loss ................................................      $   (320)      $ (1,282)      $ (3,473)      $ (4,351)      $(19,851)
                                                               ========       ========       ========       ========       ========
Basic and diluted net loss per share ....................      $  (0.11)      $  (0.66)      $  (2.40)      $  (3.00)      $  (2.65)
                                                               ========       ========       ========       ========       ========
Weighted average number of shares used in
Computing--basic and diluted net loss per share .........         2,885          1,934          1,450          1,450          7,487
                                                               ========       ========       ========       ========       ========


                                                                                       December 31,
                                                         ---------------------------------------------------------------------------
                                                           1995             1996            1997             1998             1999
                                                         --------         --------        --------         --------         --------
                                                                                      (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents ......................        $     54         $    690        $    324         $    834         $ 65,996
 Marketable securities ..........................            --               --              --               --             18,050
 Working capital (deficit) ......................            (734)             539          (1,264)          (1,440)          88,053
 Total assets ...................................             773            2,180           1,065            2,366          100,336
 Long-term liabilities ..........................             324              371             366              530              497
 Shareholders' equity (deficit) .................            (650)             777          (1,018)            (815)          95,312


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this report. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "expects," "anticipates," "believes," "intends," "plans," "seeks" and "estimates" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those set forth under "Item 1--Risk Factors" and in the Company's other filings with the Securities and Exchange Commission.

Overview

We are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users and employees. As of December 31, 1999, we had over 250 global customers. Through our customers' sites we serve approximately 8.4 million active emailboxes. We also serve over
1.0 million active emailboxes to small businesses and websites through our ZapZone Network.

Revenue Sources

Service Fees. During 1999, most of our email service revenue resulted from contracts that required our customers to pay us either a share of advertising revenues subject to a minimum annual revenue commitment or a monthly per emailbox price subject to a minimum commitment fee, and fees for direct marketing and communications services.

Prior to 1999, some of our contracts with customers provided for email service fees based solely on a share of banner advertising revenue, recognized only when such revenues were earned by the customers, with no minimum annual commitment.

Direct E-marketing. Ecommerce vendors seek channels through which they can market goods and services. Because of our installed user base and our agreements with our customers, we can assist ecommerce companies in distributing their services to our customers' end users who have opted to receive offers by email. We share with our customers the revenues from this direct e-marketing, which are earned either on a per-message basis, a referral basis, or as a commission on products sold. In the fourth quarter of 1998, we began to offer direct e-marketing opportunities to ecommerce vendors on a test basis. In 1999, direct e-marketing revenues became a meaningful portion of revenue. We recognized 11% of our total revenues from MyPoints, a permission based email service company.

Strategic Transaction with Go2Net

Concurrent with the sale of our shares in the initial public offering we entered into an agreement with Go2Net, a network of branded, technology- and community-driven websites focused on personal finance, commerce, and games. Go2Net also develops Web-related software. Pursuant to the agreement we are offering Go2Net's end users a private label email service, including our email, calendaring and other services. The services are customized to the look and feel of Go2Net's websites. The terms of this agreement are substantially the same as our commercial agreements with other customers except that we have agreed to share a materially greater portion of our advertising revenues with Go2Net than we are sharing under other similar agreements. In addition, in connection with the agreement, we issued to Go2Net a warrant to purchase 1,136,000 ordinary shares at a per share exercise price of $12.80, subject to adjustment as set forth in the warrant. The warrant is fully vested and non-forfeitable. The warrant will expire on July 16, 2004, the fifth anniversary of the initial public offering. The fair value of the warrant, estimated at $5.8 million, is being amortized to operating expenses ratably over the minimum term of the agreement, which is one year. Simultaneously with the sale of the shares in the initial public offering, we sold a total of 1,344,086 ordinary shares to Go2Net and Vulcan Ventures Incorporated at $14.88 per share in a private placement. In the future, we may have to issue in-the-money warrants to acquire our ordinary shares to customers who provide us with a large base of potential end users. We may also have to provide these customers with more favorable commercial terms than we have previously provided to our customers. The issuance of in-the-money warrants and the grant of more favorable terms to customers may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall.

Issuance of Shares Upon Exercise of Microsoft Warrant

We entered into an Email Services Agreement with Microsoft Corporation dated October 26, 1999. Under this agreement, Commtouch will, at Microsoft's option, customize, host and maintain email services for Microsoft websites in the U.S. and internationally. Microsoft will pay one-time fees for the set-up and customization of the email service for each website with respect to which Microsoft chooses to use our services, as well as quarterly service fees for the email service based on the number of mailboxes hosted. The term of the agreement shall continue for 12 months after the first commercial distribution date of the email service and Microsoft may extend the initial term on a quarterly or annual basis upon 60 days prior written notice. The agreement may be terminated by Microsoft for convenience upon 90 days' prior written notice, or by either party upon a material breach by the other party upon the terms specified in the agreement. In connection with the agreement, Commtouch issued to Microsoft a fully vested warrant, exercisable until December 29, 1999, to purchase 707,965 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of $20.0 million. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 ordinary shares. The fair value of the warrant, estimated at $1.9 million, is amortized to operating expenses over the minimum term of the agreement (12 months).

Results of Operations

The following table sets forth financial data for the years ended December 31, 1997, 1998 and 1999 (in thousands):

                                                                                               Year Ended December 31,
                                                                                       --------------------------------------------
                                                                                         1997              1998              1999
                                                                                       --------          --------          --------
Revenues:
 Email services ..............................................................         $   --            $    389          $  4,251
 Software licenses, maintenance and services .................................              899              --                --
                                                                                       --------          --------          --------
   Total revenues ............................................................              899               389             4,251
                                                                                       --------          --------          --------
Cost of revenues:
 Email services ..............................................................             --                 569             3,643
 Software licenses, maintenance and services .................................              165              --                --
                                                                                       --------          --------          --------
   Total cost of revenues ....................................................              165               569             3,643
                                                                                       --------          --------          --------
 Gross profit (loss) .........................................................              734              (180)              608
                                                                                       --------          --------          --------
Operating expenses:
 Research and development, net ...............................................            1,108             1,149             2,942
 Sales and marketing .........................................................            2,202             2,001             7,722
 General and administrative ..................................................              829               604             4,328
 Amortization of prepaid marketing expenses ..................................             --                --               3,263
 Amortization of stock-based employee deferred compensation ..................             --                  91             3,436
                                                                                       --------          --------          --------
   Total operating expenses ..................................................            4,139             3,845            21,691
                                                                                       --------          --------          --------
Operating loss ...............................................................           (3,405)           (4,025)          (21,083)
Interest and other income (expenses), net ....................................              (68)             (326)            1,232
                                                                                       --------          --------          --------





Net loss .....................................................................         $ (3,473)         $ (4,351)         $(19,851)
                                                                                       ========          ========          ========



Comparison of Years Ended December 31, 1997, 1998 and 1999

In 1997, we ceased all sales of stand-alone email client software licenses, maintenance and services and focused on developing our Web-based email service business. Accordingly, comparisons between 1997 and 1998 are not meaningful.

Revenues. Email service revenues increased 993% from $389,000 in 1998 to $4.3 million in 1999. One customer, Excite, represented 54% of the revenue in 1998. Revenues from MyPoints, a permission based email service company, represented 11% of total revenues during 1999. As of December 31, 1999, the Company had backlog from contracts amounting to approximately $13.1 million, which will be recognized as revenue over future quarters.

Cost of Revenues. Cost of revenues increased 540% from $569,000 in 1998 to $3.6 million in 1999, due to the increase in contracts with customers during 1999 and the related service provided. Cost of revenues consisted primarily of costs related to Internet data center services from a third-party provider, depreciation of equipment, Internet access, personnel and related costs. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our email service revenues, but to decrease as a percentage of email service revenues due to economies of scale.

Research and Development Costs, Net. Research and development expenses increased 156% from $1.1 million in 1998 to $2.9 million in 1999 due to an increase in personnel and other related costs. In previous years, we received royalty-bearing grants from the Israeli government, recorded as a reduction of research and development costs. We have an obligation to pay royalties to the Israeli government with a remaining future liability of $270,000. In 1998, we transferred several key research and development personnel into our operations group to support and maintain our newly developed Web-based email services infrastructure. Costs relating to these personnel were included in cost of revenues in 1998. We expect that research and development costs will increase due to increased personnel and related costs associated with the accelerated development of new email service offerings.

Sales and Marketing. Sales and marketing expenses increased 286% from $2.0 million in 1998 to $7.7 million in 1999, due to increased personnel and related costs, public relations, other marketing expenses and direct sales costs to support the growth of our email service revenues. We expect sales and marketing expenses to increase significantly in the future in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to conduct sales and the related market support to further develop our brand. Sales and marketing expenses were $2.2 million in 1997 and related only to the software license sales that were discontinued in 1997.

General and Administrative. General and administrative expenses increased 617% from $604,000 in 1998 to $4.3 million in 1999, due primarily to substantially higher personnel and related costs, facility costs, higher fees for outside professional services and other costs to support the growth of our email service revenues. We expect general and administrative costs to increase on an absolute basis due to increased personnel and related costs, higher facility costs associated with additional personnel and other costs necessary to support and develop the email service business. General and administrative expenses were $829,000 in 1997 and related only to the software license sales that were discontinued in 1997.

Amortization of Prepaid Marketing Expenses. Amortization of prepaid marketing expenses related to the Go2Net and Microsoft warrants and totaled $3.3 million for 1999. The prepaid marketing expense is being amortized using the straight-line method over the one-year minimum term of each of the commercial agreements.

Amortization of Stock-based Employee Deferred Compensation. Our stock-based employee deferred compensation expenses increased 3,676% from $91,000 for 1998 to $3.4 million for 1999. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years.

Interest  and Other  Income  (Expense),  Net.  Our  interest  and  other  income
(expense), net, increased from a net expense of $326,000 for 1998 to a net income of $1.2 million for 1999, due primarily to increased interest income earned from cash equivalents and marketable securities.

Income Taxes. As of December 31, 1999, we had approximately $22.5 million of Israeli net operating loss carryforwards and $14.2 million of U.S. federal net operating loss carryforwards available to offset future taxable income. The
U.S. net operating loss carryforwards will expire in various amounts in the years 2008 to 2020. The Israeli net operating loss carryforwards have no expiration date.

Quarterly Results of Operations

The  following  table sets  forth  certain  unaudited  quarterly  statements  of operations data for the eight quarters ended December 31, 1999. This information has been derived from the Company's consolidated unaudited Financial Statements, which,  in  management's  opinion,  have been  prepared on the same basis as the
audited  Consolidated   Financial  Statements,   and  include  all  adjustments,
consisting  only  of  normal  recurring   adjustments,   necessary  for  a  fair
presentation  of the information for the quarters  presented.  This  information should be read in conjunction with our audited Consolidated Financial Statements and the Notes thereto included  elsewhere in this report.  The operating results for any quarter are not necessarily  indicative of the operating results for any future period.

                                                                                Three Months Ended
                                               ------------------------------------------------------------------------------------
                                               Mar. 31,  Jun. 30,   Sept. 30,  Dec. 31,   Mar. 31,   Jun. 30,  Sept. 30,    Dec. 31,
                                                1998       1998       1998       1998       1999       1999       1999        1999
                                               -------    -------    -------    -------    -------    -------    -------    -------
                                                                                   (in thousands)
Email service revenues .....................   $    32    $    59    $   130    $   168    $   346    $   552    $ 1,117    $ 2,236
Cost of email service revenues .............        59         85        166        259        435        605      1,043      1,560
                                               -------    -------    -------    -------    -------    -------    -------    -------
Gross profit (loss) ........................       (27)       (26)       (36)       (91)       (89)       (53)        74        676
                                               -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses:
 Research and development,
   net .....................................       266        305        308        270        340        510        857      1,235
 Sales and marketing .......................       459        506        509        527        608      1,363      2,368      3,383
 General and administrative ................       138        137        151        178        617        683      1,345      1,683
 Amortization of prepaid
   marketing expenses ......................      --         --         --         --         --         --        1,464      1,799
 Amortization of stock-based
   employee compensation ...................         2          8         18         63        386      1,013      1,096        941
                                               -------    -------    -------    -------    -------    -------    -------    -------
   Total operating expenses ................       865        956        986      1,038      1,951      3,569      7,130      9,041
                                               -------    -------    -------    -------    -------    -------    -------    -------
Operating loss .............................      (892)      (982)    (1,022)    (1,129)    (2,040)    (3,622)    (7,056)    (8,365)
Interest and other income
 (expenses), net ...........................       (27)       (59)       (28)      (212)      (271)         6        577        920
                                               -------    -------    -------    -------    -------    -------    -------    -------
Net loss ...................................   $  (919)   $(1,041)   $(1,050)   $(1,341)   $(2,311)   $(3,616)   $(6,479)   $(7,445)
                                               =======    =======    =======    =======    =======    =======    =======    =======


Fluctuations in Quarterly Results

We have incurred operating losses since inception, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside of our control. A relatively large expense in a quarter could have a negative effect on our financial performance in that quarter. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Other factors that may cause our future operating results to fluctuate include, but are not limited to:

     o   continued growth of the Internet and of email usage;

     o   demand for Web-based email services;

     o our ability to attract and retain customers and maintain customer satisfaction;

     o   our  ability  to  upgrade,   develop  and   maintain  our  systems  and
         infrastructure;

     o the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

     o   the size, timing and fulfillment of orders for our email services;

     o the receipt or payment of irregular or nonrecurring revenues or expenses;

     o   technical difficulties or system outages;

     o   foreign exchange rate fluctuations;

     o the announcement or introduction of new or enhanced services by our competitors;

     o our ability to attract and retain qualified personnel with Internet industry expertise, particularly sales and marketing personnel;

     o   the pricing policies of our competitors;

     o   failure to increase our sales; and

     o   governmental   regulation  relating  to  the  Internet,  and  email  in
         particular.

In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non-cash charges associated with stock-based arrangements with employees and non-employees.

Liquidity and Capital Resources

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and research and development grants from the Israeli government. In the first quarter of 1999, we issued Series C Convertible Preferred Shares to investors resulting in net proceeds of $5.3 million. In the second quarter of 1999, we issued to investors Convertible
Promissory Notes which later converted into 42,081 Series D Convertible Preferred Shares, resulting in net proceeds of approximately $13.2 million. All of our convertible preferred shares automatically converted into ordinary shares upon the closing of our initial public offering on July 16, 1999. On July 16, 1999, we raised $70.8 million, net of underwriters commissions, from our initial public offering (including the exercise of the underwriters' overallotment option) and the private placement of our ordinary shares in connection with the strategic partnership with Go2Net and Vulcan Ventures. On December 29, 1999 we raised an additional $20.0 million from the sale of ordinary shares to Microsoft Corporation upon the exercise of a warrant issued in connection with an email services agreement with Microsoft. As of December 31, 1999, we had $66.0 million in cash and cash equivalents and $18.1 million in marketable securities.

Net cash provided by financing activities was $102.9 million in 1999. Net cash used in operating activities was $11.2 million in 1999. Net cash used for operating activities is primarily comprised of a net loss for 1999, partially offset by depreciation and amortization expenses, increases in other accounts receivable and prepaid expenses. Net cash used in investing activities was $26.5 million in 1999. These investing activities consisted primarily of purchases of property and equipment and purchases of marketable securities.

As of December 31, 1999, we had net working capital of $88.1 million.

We believe that the existing cash and our other financing arrangements, provide us with sufficient funds to finance operations and continued growth through the next 12 months.

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in three separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax. Since we have incurred tax losses in every year through 1999, we have not yet used the tax benefits for which we are eligible.

Impact of Inflation and Currency Fluctuations

Most of our sales are in dollars. However, a large portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. For the purposes of our financial statements, costs not effectively denominated in dollars are translated to dollars at prevailing exchange rates when recorded, and will increase if the rate of inflation in Israel exceeds the devaluation of the NIS as compared to the dollar or if the timing of such devaluations lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from customers in Europe and Asia.

The rate of inflation in Israel was 8.1% and 10.6% in 1995 and 1996. The rate of devaluation in Israel was 3.9% and 3.7% in 1995 and 1996. This imbalance was reversed when the rate of inflation was 7.0% and 8.6% in 1997 and 1998. The rate of devaluation in Israel was 8.8% and 17.6% in 1997 and 1998. In 1999, the rate of inflation was 1.3% and the rate of devaluation in Israel was 0.2%.

Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in the Consolidated Financial Statements in current operations.

The  representative  exchange  rate, as reported by the Bank of Israel,  was NIS
4.153 for one dollar on December 31, 1999 (NIS 4.160 on December 31, 1998 and NIS 3.536 on December 31, 1997).

Item 9A. Qualitative and Quantitative Disclosure about Market Risk

We develop our technology in Israel and provide our services in North America. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Our interest expense on our capital lease obligations with a U.S. leasing company is sensitive to changes in the general level of U.S. interest rates. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.


Item 10. Directors and Officers of Registrant.

The following table sets forth certain information regarding our executive officers and directors:

Name                       Age                         Position
----                       ---                         --------
Gideon Mantel(1) .......... 40  Chief Executive Officer and Director
Amir Lev .................. 40  President, Chief Technology Officer and Director
Isabel Maxwell ............ 49  President, Commtouch Software, Inc.
James Collins ............. 41  Chief Financial Officer
Allan Barkat(1) ........... 40  Chairman of the Board of Directors
Yair Safrai(2) ............ 41  Director
Nahum Sharfman(1) ......... 52  Director
Richard Sorkin ............ 38  Director
Thomas Camp(2) ............ 36  Director
Thomas Calandra(2) ........ 43  Director
------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee


Other Management Employees

The following table sets forth the names and positions of other management employees:

Name                     Age                      Position
----                     ---                      --------

Robert "Rip" Gerber ....  37  Vice President, Marketing and Ecommerce,
                              Commtouch Software, Inc.
Avner Amram ............  38  Vice President, Operations, Commtouch
                              Software, Inc.
Yael Elish .............  31  Vice President, Strategic Development, Commtouch
                              Software, Inc.
Igor Gusak .............  44  Vice President and General Manager, Custom Mail
                              (US), a division of Commtouch Software, Inc.
Yuval Neria  ...........  40  Vice President, International Sales
Ronni Zahavi ...........  33  Vice President, Human Resources
Scott Slater ...........  45  Vice President, Corporate Development, Commtouch
                              Software, Inc.

Gideon Mantel is a co-founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch's Chief Operating Officer. In November 1997, he became Commtouch's Chief Executive Officer. He has also served as a director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and in January 2000 became President. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem.

Isabel Maxwell has served as the President of Commtouch Software, Inc. since February 1997. Ms. Maxwell was a co-founder, and from March 1993 to August 1996 served as the Senior Vice President of International Business Development, Corporate Affairs and Investor Relations, of The McKinley Group Inc., an Internet search engine company. From August 1996 to October 1996, Ms. Maxwell was an Executive Vice President of Excite, Inc. Ms. Maxwell received a B.A. and M.A. in History and Modern Languages from Oxford University.

James Collins has served as the Chief Financial Officer of Commtouch since March 1999 and as the Secretary of Commtouch since April 1999. From October 1997 to February 1999, Mr. Collins was a private investor. From March 1992 to December 1996, Mr. Collins served as the Chief Financial Officer and Secretary, and from January 1997 to September 1997 as the Vice President of Operations, of Pete's Brewing Company, a specialty brewer. Mr. Collins received a B.S. in Business Administration from the University of the Pacific and is a Certified Public Accountant in the State of California.

Allan Barkat has served as a Director of Commtouch since February 1996 and Chairman of the Board of Directors since April 1999. From June 1999 to the present, Mr. Barkat has been a Managing Director of Apax Partner Ventures
Israel, Ltd. From March 1997 to the present, Mr. Barkat has been a Managing Director of Apax-Leumi Partners, Ltd. the investment advisor to Israel Growth Fund, LP, a technology-focused venture capital fund. From January 1995 to March 1997, Mr. Barkat served as an Assistant Director of Apax-Leumi Partners Ltd. From 1992 to 1994, Mr. Barkat served as Vice President of Marketing & Sales of DSP Communications Group, Inc., a wireless semiconductor company. Mr. Barkat has also served as a director of Fundtech Ltd. Mr. Barkat received a B.Sc. from the Technion, Haifa.

Yair Safrai has served as a Director of Commtouch since January 1999. From September 1996 to the present, Mr. Safrai has been the Managing Partner of Concord Ventures, a technology-focused venture capital fund. From July 1994 to September 1996, Mr. Safrai served as Vice President of Nitzanim, a venture capital fund. Mr. Safrai received a B.A. in Management and Economics from Tel Aviv University, an M.A. from the University of Pennsylvania, and an M.B.A. from the Wharton Business School, University of Pennsylvania.

Nahum Sharfman will join the Board in March 2000. Mr. Sharfman is a co-founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board from its inception in February 1991. In November 1997 Mr. Sharfman stepped down as Chief Executive Officer to become a founder of Dealtime.com. Mr. Sharfman remained Chairman of the Board of Commtouch until he resigned in January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr. Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion, Haifa.

Richard Sorkin has served as a Director of Commtouch since July 1999. Since June 1998 Mr. Sorkin has served as an advisor to several early-stage Internet companies and is a director of several private companies. From June 1998 to April 1999 he was the Chairman of the Board of Directors of ZIP2, an Internet media company which was sold to Compaq. From May 1996 to June 1998, he was Chief Executive Officer of ZIP2 and from May 1993 to March 1996 he held various executive positions with Creative Technology, Ltd., a leading provider of multi-media hardware. Mr. Sorkin received a B.A. with honors in Economics from Yale University and an M.B.A. from Stanford University.

Thomas Camp has served as a Director of Commtouch since July 1999. Since April 1999, Mr. Camp has served as Vice President, Business Development at Go2Net, a network of branded, technology-and community-driven websites. From September 1990 to April 1999, he was an attorney with the law firm of Hutchins, Wheeler & Dittmar, most recently as a stockholder. Mr. Camp received a B.A. from Tufts University, an M.B.A. from Boston College Graduate School of Management and a J.D. from Boston College Law School. Go2Net and Vulcan Ventures Incorporated entered into an agreement with us in which they purchased shares and received a warrant to purchase additional shares. Under that agreement, they have the right to name one director to our board, as long as they continue to hold at least 25% of their combined number of shares and the shares available to Go2Net upon exercise of the warrant. Mr. Camp was appointed to the board pursuant to that agreement.

Thomas Calandra has served as a Director of Commtouch since April 2000. Mr. Calandra has served as Editor-in-Chief and Executive Vice President of News, CBS MarketWatch.com (MKTW), since October 1997. He is also editor-in-chief of Financial Times MarketWatch in London. From March 1996 to October 1997, Mr. Calandra was editor in chief and vice president of news at Data Broadcasting
(DBCC), the predecessor to CBS MarketWatch. From December 1993 to February 1996, Mr. Calandra was editor of USA Today's Online Money Section and editor and financial reporter at Bloomberg London. Mr. Calandra received a B.A. from the City University of New York at Brooklyn College and a M.A. in English from the University of Arizona.

Robert "Rip" Gerber has served as Vice President, Marketing and Ecommerce of Commtouch Software, Inc. since March 1999. Mr. Gerber was the founder of @Once, an email direct marketing company, and from February 1998 to February 1999 served as its President. From September 1995 to January 1998, Mr. Gerber served as Managing Director of Pantheon Consulting Group LLC, a marketing and planning services company. From August 1992 to August 1995, Mr. Gerber was a consultant for Deloitte & Touche LLP, a public accounting firm. Mr. Gerber received a B.S. in Chemical Engineering from the University of Virginia and an M.B.A. from Harvard Business School.

Avner Amram has served as Vice President, Operations of Commtouch Software, Inc. since April 1999. Mr. Amram was Director of Operations of Commtouch Software, Inc. from March 1998 to April 1999 and a Software Team Leader from March 1996 to March 1998. Mr. Amram received a B.Sc. in Computer Science from the Technion, Haifa.

Yael Elish has served as the Vice President, Strategic Development of Commtouch Software, Inc. since April 1999. Ms. Elish was Commtouch's Director of Business Development from August 1998 to March 1999 and was Commtouch's Director of Sales from December 1996 to August 1998. From August 1993 to August 1996, Ms. Elish was a Marketing Manager of Widecom Ltd., a provider of Internet integration services and software development. Ms. Elish received a B.A. in International Relations from Hebrew University in Jerusalem.

Igor Gusak has served as the Vice  President  and General  Manager,  Custom Mail
(US), a division of Commtouch Software, Inc., since April 1999. Dr. Gusak was the Director of Sales and Marketing of Commtouch from February 1997 to March 1999 and the Director of Original Equipment Manufacturer Sales for Commtouch from January 1995 to January 1997. Dr. Gusak received a Ph.D. in Mathematics from Urals University, Ekaterinburg, Russia.

Yuval Neria has served as the Vice President, International Sales of Commtouch since April 1999. Mr. Neria was the Director of International Marketing and Sales for Commtouch from March 1997 to April 1999, the Director of Pacific Rim Operations for Commtouch from March 1996 to April 1997, a Product Manager for Commtouch from March 1995 to April 1996, and a Quality Assurance Manager for
Commtouch  from  March 1993 to April 1995. Mr. Neria received a B.A. in Computer

Science from the City University of New York.

Ronni Zahavi has served as a Vice President Human Resources for Commtouch Software Ltd. since July 1999. From June 1997 to July 1999, Mr. Zehavi was Human Resources and Training Manager at Mondex -- Electronic Cash, a subsidiary of Mastercard International. From January 1994 to June 1997, he was an organizational consultant. Mr. Zehavi received his BA in Educational Psychology and History from Tel Aviv University, and received his M.A. in Organizational Sociology from Bar-Ilan University.

Scott Slater has served as the Vice President, Corporate Development of Commtouch Software Inc., since December 1999. From February 1998 to December 1999, Mr. Slater was Senior Vice President, Business Development for NewsReal, Inc. and from September, 1996 to February, 1998, Mr. Slater was President and Chief Executive Officer of O2Works, Inc. Mr. Slater studied psychology at Boston University from 1972 to 1976.

Election of Directors

Directors (other than outside directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the annual general meeting next following the annual general meeting or general meeting at which such Director is elected and until his successor is elected or until he is removed. An annual general meeting shall be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders as aforesaid, the Board of Directors may appoint new directors temporarily to fill vacancies on the Board of Directors. The Articles of Association of Commtouch authorize nine directors or such greater number as may be determined from time to time by an ordinary resolution of the shareholders. There are no family relationships among any of the directors, officers or key employees of Commtouch.

Alternate Directors

The Articles of Association of Commtouch provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, and the alternate is not entitled to remuneration. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

Independent and Outside Directors

The new Israeli Companies Law, which took effect on February 1, 2000, requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

     o   an employment relationship;

     o   a business or professional relationship maintained on a regular basis;

     o   control; and

     o   service as an office holder.

No person may serve as an outside director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

     o such majority includes at least one-third of the shares held by non-controlling shareholders, as that term is defined in the Companies Law, who are present and voting at the meeting; or

     o the total number of shares held by non-controlling shareholders voting against the election of the director at the meeting does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside director ceases to meet the statutory qualifications for her appointment or if she violates her fiduciary duty to the company. Each committee of a company's Board of Directors must include at least one outside director. An outside director is entitled to compensation as provided in the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

In addition, the Nasdaq National Market requires us to have at least two independent directors on our Board of Directors and to establish an audit committee, at least a majority of whose members are independent of management. We intend to appoint new directors who will qualify both as independent directors under the Nasdaq National Market requirements and as outside directors under the Companies Law at our next annual shareholders meeting, which will be held on August 10, 2000.

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of the outside directors. The chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company's independent accountant or its representative.

Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders

The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and such person's personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder. Each person listed in the table that appears above at the beginning of this Item 10 is an office holder.

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only Board approval is required unless the Articles of Association of the company provide otherwise. Such approval must determine that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the Board and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at this meeting or vote on this matter.

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company. The shareholder approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

o any amendment to the Articles of Association;
o an increase of the company's authorized share capital;
o a merger; or
o approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company's Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and for administering various incentive compensation and benefit plans. The Compensation Committee consists of the Chief Executive Officer and two outside Directors. Allan Barkat and Nahum Sharfman are currently the two outside directors on our Compensation Committee.

Conflicts of interest may arise as a consequence of the relationship of one of our directors, Thomas Camp, with Vulcan and Go2Net, including conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by Go2Net, Vulcan Ventures or their affiliates, on the other hand, or conflicts related to existing or new contractual relationships between us, on the one hand, or by Go2Net, Vulcan Ventures or their affiliates, on the other hand. Transactions between us and our officers and directors, and extraordinary transactions between us and our principal shareholders or a third party if a principal shareholder has a personal interest in such transaction generally require the approval of a majority of the board of directors, including a majority of the independent and disinterested outside directors, and in some circumstances, audit committee and shareholder approvals as well (See "Approval of Certain Transactions").

Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. Our Articles of Association allow us to insure and indemnify office holders to the fullest extent permitted by law provided such insurance or indemnification is approved by the audit committee. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.

Item 11. Compensation of Directors and Officers.

The directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is approved by Commtouch's audit committee, board of directors, and shareholders at a general meeting. Directors currently do not receive cash compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended. However, see "Nonemployee Directors Stock Option Plan," below.

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (10 persons) in 1999 was approximately $800,000. During the same period Commtouch accrued or set aside approximately $27,000 for the same group to provide pension, retirement or similar benefits. As of December 31, 1999, directors and executive officers of Commtouch (10 persons) held stock options to purchase an aggregate of 170,080 ordinary shares.


Item 12. Options to Purchase Securities from Registrant or Subsidiaries.

As of May 31, 2000, stock options to purchase 3,227,316 ordinary shares had been granted to employees, consultants, executive officers and nonemployee directors under the Company's stock option plans, net of cancelled options. Of that number 2,042,261 had not been exercised and had exercise prices ranging from $1.45 to $66.50 per share and a weighted average per share exercise price of $22.57, and were held by 351 persons; these options have termination dates ranging from April 2005 to May 2010. At May 31, 2000, the persons named in Item 10 as a group (10 persons) held options to acquire 397,580 Ordinary Shares. Reference is also made to the information contained in Item 4 above.


Item 13. Interest of Management in Certain Transactions.

Relationship with Go2Net

Concurrent with the closing of the initial public offering, our U.S. subsidiary, Commtouch Software, Inc., entered into a Customized Web-based Email Service Agreement with Go2Net. Under that agreement, we provide customer email services, including calendaring and other products and services, to end users of Go2Net's various properties, which may include cable subscribers of Charter Communications and its affiliates, users of services offered by High Speed Access Corp. and any browser, website, ISP or similar service that Go2Net sponsors or provides content to. Under the agreement, Commtouch hosts, serves and maintains the email, calendaring and other services and Go2Net sells advertising to be displayed in the products and services. Go2Net will pay Commtouch a share of revenues from advertising generated from email, calendaring or other services and related upgrades provided by Commtouch for Go2Net's users. The agreement between Commtouch and Go2Net has a three year duration, but Go2Net has the right on each anniversary to terminate the agreement. Go2Net also has the right to terminate the agreement if there are technical problems with the products or services provided by Commtouch. The performance specifications set forth in the agreement include requiring us to maintain certain levels of email system availability and response time, as well as technical support to Go2Net's email end users and to Go2Net, among other things.

In connection with entering into the email services agreement, we issued to Go2Net a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire five years from the date of the email service agreement.

Concurrent with our entering into the email services agreement, we issued $13.3 million in ordinary shares to Go2Net and $6.7 million in ordinary shares to Vulcan Ventures in a private placement at $14.88 per share. Pursuant to the share purchase agreement, Go2Net and Vulcan Ventures have the right to name one director to our board as long as they continue to hold at least 25% of the combined number of shares purchased by them in the private placement and the shares issuable to Go2Net upon exercise of the warrant. Mr. Camp was appointed to the board pursuant to that agreement. In connection with this transaction, we agreed to pay U.S. Bancorp Piper Jaffray an advisory fee of $550,000 under the terms of an engagement letter agreement dated as of July 5, 1999.

We agreed to register the shares and warrant described above promptly after the closing of the initial public offering. The registration statement became effective on January 7, 2000.

Ordinary Share Financings

Mr. Yiftah Atir, a director of Commtouch, is a Managing Director of Evergreen Canada Management Ltd., the general partner of Harbour Vest-Evergreen L.P. Pursuant to several Share Purchase Agreements we issued and sold ordinary shares to Evergreen Canada Israel Investments and Company Ltd., Yarok Ad Fund Investment Partnership L.P. and Gmul Investment Company Ltd (the "Evergreen Investors"). These shares were subsequently converted into Series A Convertible Preferred Shares and certain of these shares were transferred to HarbourVest-Evergreen L.P.

Preferred Share Financings

Mr. Yair Safrai, a director of Commtouch, is a Managing Partner of Concord Ventures, which manages the Concord Funds (as defined below). Pursuant to Preferred Share Letter Agreements entered into in December 1998 and February 1999, we issued and sold (i) 41,570 Series C Convertible Preferred Shares to k.t. Concord Venture Fund (Cayman) L.P., k.t. Concord Venture Fund (Israel) L.P., k.t. Concord Venture Advisors (Cayman) L.P. and k.t. Concord Venture Advisors (Israel) L.P. (the "Concord Funds"), for a total investment of approximately $3.0 million; (ii) 16,249 Series C Convertible Preferred Shares to IGF for a total investment of approximately $1.2 million; and (iii) 12,779 Series C Convertible Preferred Shares to GIF for approximately $922,000.

Option  Exercises  and  Purchases  of  Shares  Subject  to Repurchase By Certain
Officers

Gideon Mantel is the Chief Executive Officer and a Director of Commtouch. On March 17, 1999, Mr. Mantel exercised certain options granted to him by Commtouch. In consideration for the ordinary shares purchased pursuant to the exercise of the options, he provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $341,272. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Mantel to purchase 286,120 ordinary shares of Commtouch at a weighted average purchase price of $1.19 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of February 29, 2000 is $341,272.

Isabel Maxwell is the President of Commtouch Software, Inc. On March 17, 1999, Ms. Maxwell exercised certain options granted to her by Commtouch. As consideration for the ordinary shares purchased pursuant to the exercise of the options, she provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $295,858. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Ms. Maxwell to purchase 204,040 ordinary shares of Commtouch at a purchase price of $1.45 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of February 29, 2000 is $295,858.

James Collins is the Chief Financial Officer of Commtouch. On February 1, 2000, Mr. Collins exercised certain options granted to him by Commtouch. As consideration for the ordinary shares purchased pursuant to the exercise of the options, Mr. Collins provided Commtouch with a full-recourse promissory note dated February 1, 2000 in the original principal amount of $1,066,890. The promissory note bears interest at 6.56% annually, with payments of interest only due on February 1 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Collins to purchase 30,000 ordinary shares of Commtouch at a purchase price of $35.36 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of May 31, 2000 is $137,112. On March 17, 1999, Mr. Collins exercised certain options granted to him by Commtouch. As consideration for the ordinary shares purchased pursuant to the exercise of the options, Mr. Collins provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $137,112. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Collins to purchase 94,560 ordinary shares of Commtouch at a purchase price of $1.45 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of Februray 29, 2000 is $137,112.

Loan to Dr. Nahum Sharfman and Relationship among Commtouch and DealTime.com Ltd., Dr. Nahum Sharfman and Amir Ashkenazi

Dr. Nahum Sharfman was a co-founder of Commtouch and served as a director and Chairman of the Board of Directors of Commtouch from inception until January 1999. Dr. Sharfman rejoined the board of directors in April 2000. Dr. Sharfman also served as the Chief Executive Officer of Commtouch until March 31, 1998. Dr. Sharfman rejoined the Board as a director in March 2000. On December 31, 1995, Commtouch made a loan of approximately $58,000 to Dr. Sharfman. The loan plus linkage to the Israeli Consumer Price Index was to have been repaid within three years, or within 30 days of the termination of Dr. Sharfman's employment, if earlier. At December 31, 1998 the outstanding balance of this loan was approximately $55,000, payable in NIS.

In   1997   Dr.  Sharfman  established  DealTime.com  Ltd.  (formerly  known  as
Papricom), together with Mr. Amir Ashkenazi, a former employee of Commtouch.

During an interim period in which Commtouch and DealTime.com Ltd. were negotiating a technology exchange agreement, which ultimately was not signed, Commtouch provided DealTime.com Ltd. with certain services (office and secretarial services, computers and other facilities including, without limitation, all payments made for or on behalf of DealTime.com Ltd.) and access to certain of Commtouch's technology. At the request of DealTime.com Ltd., Commtouch also entered into a Product Distribution Agreement (the "Stock Alert Agreement") with News Alert Inc. DealTime.com has provided technical support and services to News Alert Inc. in connection with the Stock Alert Agreement. Commtouch has entered into three agreements to clarify the rights and obligations of Commtouch, DealTime.com, Dr. Sharfman and Mr. Amir Ashkenazi.

Under the first agreement, Dr. Sharfman and Mr. Ashkenazi acknowledge that Commtouch is the sole owner of all of their inventions invented during their employment with Commtouch and for two years following the termination of their employment, which inventions relate to Commtouch's business and research activities as of April 1, 1998 (except in the field of e-commerce). They also acknowledge Commtouch's rights to inventions that result from work that they performed for Commtouch at any time, or which are the subject matter of a specified patent application. Dr. Sharfman and Mr. Ashkenazi also agreed not to compete with Commtouch's actual business and research activities as they were on April 1, 1998 (except in the field of e-commerce), through March 31, 2000.

The second agreement, which is between Commtouch and DealTime.com Ltd., confirms that DealTime.com Ltd. shall be solely responsible for all obligations of Commtouch under the Stock Alert Agreement. DealTime.com Ltd. also acknowledges that Commtouch is the sole owner of the Multimedia Desktop

Software Technology that Commtouch developed and that was licensed to News Alert Inc., and Commtouch grants DealTime.com Ltd. a royalty-free, non-exclusive, limited license to use that technology to provide support services under the Stock Alert Agreement. DealTime.com Ltd. also agreed to pay $50,000 to Commtouch for all of the services rendered by Commtouch and for the license fees that DealTime.com Ltd. received under the Stock Alert Agreement, and to divide any future revenues and license fees received under the Stock Alert Agreement equally with Commtouch. Commtouch, for its part, waived any claim to an equity interest in DealTime.com Ltd., and agreed that it does not own intellectual property developed by DealTime.com Ltd. other than in breach of the agreements with DealTime.com Ltd. and Messrs. Sharfman and Ashkenazi.

Finally, Commtouch and Dr. Sharfman entered into a Termination of Employment Agreement requiring the repayment by Dr. Sharfman of Commtouch's loan to him by December 31, 1999 and the release to Dr. Sharfman of funded and unfunded severance pay within 20 days of the date of approval of the Termination of Employment Agreement by our shareholders and containing a waiver by Dr. Sharfman of any rights under stock options that were granted to him. Dr. Sharfman repaid the loan and Commtouch released the severance payments in the third quarter of 1999.

Loan to Amir Lev

Amir Lev has been a director and executive officer of Commtouch since its inception in 1991. In 1999, Mr. Lev exercised options for Commtouch ordinary shares. We loaned him $364,000 so that he could make an estimated tax payment in connection with this option. This full recourse loan was linked to the Israeli Consumer Price Index and interest accrued at a rate of 2% per annum. The loan was repaid in full on February 10, 2000.


                                     PART II

Item 14. Description of Securities to be Registered.

   Not applicable.


                                    PART III


Item 15. Defaults Upon Senior Securities.

   Not applicable.


Item 16. Changes in Securities and Changes in Security for Registered
Securities.

   Not applicable.


                                     PART IV


Item 17. Financial Statements.

   The Company has responded to Item 18.


Item 18. Financial Statements

   Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Item 19. Financial Statements and Exhibits

   (a) (1) Financial Statements:


                                                                   Page
                                                                  ------
Report of Independent Auditors ................................    F-1
Consolidated Balance Sheets ...................................    F-2
Consolidated Statements of Operations  ........................    F-3
Statement of Changes in Shareholders' Equity (Deficit) ........    F-4
Consolidated Statements of Cash Flows .........................    F-5
Notes to Consolidated Financial Statements ....................    F-6

   (a) (2) Financial Statement Schedules:

The following financial statement schedule of Commtouch Software Ltd. for each of the three years in the period ended December 31, 1999 is filed as part of the Annual Report and should be read in conjunction with the consolidated financial statements of Commtouch Software, Inc.


  Schedule II --Valuation and Qualifying Accounts

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

   (b) Exhibits

  Exhibit 4.1--Consent of Independent Auditors


                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. and its subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with  generally   accepted  auditing
standards, in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Commtouch Software Ltd. and its subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel
January 31, 2000


KOST, FORER & GABBAY
A Member of Ernst & Young International


                                                       COMMTOUCH SOFTWARE LTD.

                                                     CONSOLIDATED BALANCE SHEETS
                                           (In thousands, except share and per share data)


                                                                                                             December 31,
                                                                                                    -------------------------------
                                                                                                      1998                  1999
                                                                                                    ---------             ---------
                                         Assets
Current Assets:
   Cash and cash equivalents ...........................................................            $     834             $  65,996
   Marketable securities ...............................................................                 --                  18,050
   Trade receivables, net ..............................................................                  133                 2,378
   Prepaid marketing expenses ..........................................................                 --                   4,508
   Prepaid expenses and other accounts receivable ......................................                  244                 1,648
                                                                                                    ---------             ---------
      Total current assets .............................................................                1,211                92,580
                                                                                                    ---------             ---------
Long-term Lease Deposits ...............................................................                 --                   1,254
Severance Pay Fund .....................................................................                  223                   354
Property and Equipment, net ............................................................                  932                 6,148
                                                                                                    ---------             ---------
                                                                                                    $   2,366             $ 100,336
                                                                                                    =========             =========

                     Liabilities and Shareholders' Equity (Deficit)
Current Liabilities:
   Short-term bank credit ..............................................................            $   1,328             $    --
   Current portion of capital leases ...................................................                  112                   120
   Accounts payable ....................................................................                  446                 1,510
   Employees and payroll accruals ......................................................                  313                 1,032
   Deferred revenues ...................................................................                   74                   561
   Accrued expenses and other liabilities ..............................................                  378                 1,304
                                                                                                    ---------             ---------
      Total current liabilities ........................................................                2,651                 4,527
                                                                                                    ---------             ---------
   Long-term portion of capital leases .................................................                  164                    44
   Accrued severance pay ...............................................................                  366                   453
                                                                                                    ---------             ---------
                                                                                                          530                   497
                                                                                                    ---------             ---------
Commitments and Contingent Liabilities (Note 6) ........................................                 --                    --
Shareholders' Equity (Deficit)
   Convertible Preferred Shares of NIS 1 par value --
    Authorized: 524,250 shares as of December 31, 1998; and
    none as of December 31, 1999; Issued and outstanding:
    221,265 shares as of December 31, 1998 and none as of
    December 31, 1999 Aggregate liquidation preference of
    approximately $13,200 as of December 31, 1998 and none as
    of December 31, 1999 ...............................................................                   74                  --
   Ordinary Shares of NIS 0.05 par value --
    Authorized: 11,515,000 and 40,000,000 shares
    as of December 31, 1998 and 1999, respectively; Issued and outstanding: 1,450,040 and 15,199,344 shares as of
    December 31, 1998 and 1999, respectively ...........................................                   27                   213
   Additional paid-in capital ..........................................................               11,256               133,403
   Deferred compensation ...............................................................                 (418)               (5,779)
   Notes receivable from shareholders ..................................................                  (77)               (1,060)
   Accumulated other comprehensive income ..............................................                 --                      63
   Accumulated deficit .................................................................              (11,677)              (31,528)
                                                                                                    ---------             ---------
      Total shareholders' equity (deficit) .............................................                 (815)               95,312
                                                                                                    ---------             ---------
                                                                                                    $   2,366             $ 100,336
                                                                                                    =========             =========

                       The accompanying notes are an integral part of these consolidated financial statements.

                                                       COMMTOUCH SOFTWARE LTD.

                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                                (In thousands, except per share data)


                                                                                                    Year ended
                                                                                                   December 31,
                                                                                   ------------------------------------------------
                                                                                     1997                1998                1999
                                                                                   --------            --------            --------
Revenues:
   Email services ......................................................           $   --              $    389            $  4,251
   Software licenses ...................................................                711                --                  --
   Software maintenance and services ...................................                188                --                  --
                                                                                   --------            --------            --------
      Total revenues ...................................................                899                 389               4,251
                                                                                   --------            --------            --------
Cost of revenues:
   Email services ......................................................               --                   569               3,643
   Software licenses ...................................................                 21                --                  --
   Software maintenance and services ...................................                144                --                  --
                                                                                   --------            --------            --------
      Total cost of revenues ...........................................                165                 569               3,643
                                                                                   --------            --------            --------
Gross profit (loss) ....................................................                734                (180)                608
                                                                                   --------            --------            --------
Operating expenses:
   Research and development, net .......................................              1,108               1,149               2,942
   Sales and marketing .................................................              2,202               2,001               7,722
   General and administrative ..........................................                829                 604               4,328
   Amortization of the prepaid marketing expenses ......................               --                  --                 3,263
   Amortization of stock-based employee compensation ...................               --                    91               3,436
                                                                                   --------            --------            --------
      Total operating expenses .........................................              4,139               3,845              21,691
                                                                                   --------            --------            --------
Operating loss .........................................................             (3,405)             (4,025)            (21,083)
Interest and other income (expenses), net ..............................                (68)               (326)              1,232
                                                                                   --------            --------            --------
Net loss ...............................................................           $ (3,473)           $ (4,351)           $(19,851)
                                                                                   ========            ========            ========
Basic and diluted net loss per share ...................................           $  (2.40)           $  (3.00)           $  (2.65)
                                                                                   ========            ========            ========
Weighted average number of shares used in computing
 basic and diluted net loss per share ..................................              1,450               1,450               7,487
                                                                                   ========            ========            ========

                       The accompanying notes are an integral part of these consolidated financial statements.

                                                       COMMTOUCH SOFTWARE LTD.

                                       STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                                                  (In thousands, except share data)


                                                                    Convertible
                                                                  Preferred shares                 Ordinary shares        Additional
                                                            --------------------------      -------------------------      paid-in
                                                              Shares          Amount          Shares         Amount        capital
                                                            ----------      ----------      ----------     ----------     ----------
Balance as of January 1, 1997 .........................        160,316      $       56       1,450,040     $       27     $    4,624
 Issuance of shares, net ..............................         23,321               7            --             --            1,625
 Warrants issued for services received and
  bank line of credit .................................           --              --              --             --               46
 Net loss .............................................           --              --              --             --             --
                                                            ----------      ----------      ----------     ----------     ----------
Balance as of December 31, 1997 .......................        183,637              63       1,450,040             27          6,295
 Issuance of shares, net ..............................         37,628              11            --             --            4,061
 Warrants issued for services received and
  bank line of credit .................................           --              --              --             --              391
 Deferred compensation ................................           --              --              --             --              509
 Amortization of deferred compensation ................           --              --              --             --             --
 Net loss .............................................           --              --              --             --             --
                                                            ----------      ----------      ----------     ----------     ----------
Balance as of December 31, 1998 .......................        221,265              74       1,450,040             27         11,256
 Issuance of shares, net ..............................        134,225              33            --             --           18,417
 Issuance of shares at initial public offering,
  net .................................................           --              --         4,794,086             58         65,948
 Conversion of preferred shares to ordinary
  shares ..............................................       (355,490)           (107)      7,109,800            107           --
 Fair value of warrants issued for services
  and bank line of credit .............................           --              --              --             --            8,131
 Deferred compensation ................................           --              --              --             --            8,797
 Ordinary shares issued for notes .....................           --              --           670,180              8          1,029
 Issuance of shares upon exercise of warrants,
  net .................................................           --              --         1,105,378             12         19,808
 Issuance of shares upon exercise of options ..........           --              --            69,860              1             17
 Amortization of deferred compensation ................           --              --              --             --             --
 Repayment of notes receivable ........................           --              --              --             --             --
 Other comprehensive income--unrealized
  holding gains on marketable securities ..............           --              --              --             --             --
 Net loss .............................................           --              --              --             --             --
 Total comprehensive loss .............................           --              --              --             --             --
                                                            ----------      ----------      ----------     ----------     ----------
Balance as of December 31, 1999 .......................           --        $     --        15,199,344     $      213     $  133,403
                                                            ==========      ==========      ==========     ==========     ==========



                                                               Stock-based      Notes        Accumulated
                                                                employee      receivable        other
                                                                deferred        from        comprehensive  Accumulated
                                                              compensation   shareholders      income        deficit         Total
                                                              ------------   ------------      ------        -------         -----
Balance as of January 1, 1997 ............................      $   --         $    (77)      $   --        $ (3,853)      $    777
 Issuance of shares, net .................................          --             --             --            --            1,632
 Warrants issued for services received and
  bank line of credit ....................................          --             --             --            --               46
 Net loss ................................................          --             --             --          (3,473)        (3,473)
                                                                --------       --------       --------      --------       --------
Balance as of December 31, 1997 ..........................          --              (77)          --          (7,326)        (1,018)
 Issuance of shares, net .................................          --             --             --            --            4,072
 Warrants issued for services received and
  bank line of credit ....................................          --             --             --            --              391
 Deferred compensation ...................................          (509)          --             --            --             --
 Amortization of deferred compensation ...................            91           --             --            --               91
 Net loss ................................................          --             --             --          (4,351)        (4,351)
                                                                --------       --------       --------      --------       --------
Balance as of December 31, 1998 ..........................          (418)           (77)          --         (11,677)          (815)
 Issuance of shares, net .................................          --             --             --            --           18,450
 Issuance of shares at initial public offering,
  net ....................................................          --             --             --            --           66,006
 Conversion of preferred shares to ordinary
  shares .................................................          --             --             --            --             --
 Fair value of warrants issued for services
  and bank line of credit ................................          --             --             --            --            8,131
 Deferred compensation ...................................        (8,797)          --             --            --             --
 Ordinary shares issued for notes ........................          --           (1,037)          --            --             --
 Issuance of shares upon exercise of warrants,
  net ....................................................          --             --             --            --           19,820
 Issuance of shares upon exercise of options .............          --             --             --            --               18
 Amortization of deferred compensation ...................         3,436           --             --            --            3,436
 Repayment of notes receivable ...........................          --               54           --            --               54
 Other comprehensive income--unrealized
  holding gains on marketable securities .................          --             --               63          --               63
 Net loss ................................................          --             --             --         (19,851)       (19,851)
                                                                                                                           --------
 Total comprehensive loss ................................          --             --             --            --          (19,788)
                                                                --------       --------       --------      --------       --------

                                                                --------       --------       --------      --------       --------
Balance as of December 31, 1999 ..........................      $ (5,779)      $ (1,060)      $     63      $(31,528)      $ 95,312
                                                                ========       ========       ========      ========       ========

                       The accompanying notes are an integral part of these consolidated financial statements.

                                                       COMMTOUCH SOFTWARE LTD.

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (In thousands)



                                                                                                     Year Ended
                                                                                                    December 31,
                                                                                    -----------------------------------------------
                                                                                      1997               1998                1999
                                                                                    ---------          ---------          ---------
Cash flows from operating activities:
   Net loss ...............................................................         $  (3,473)         $  (4,351)         $ (19,851)
   Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization .......................................               206                236              1,706
      Amortization of stock-based employee deferred
       compensation and warrants issued for service
       received and bank line of credit ...................................                46                482              3,796
      Decrease (increase) in trade receivables, net .......................               738                (84)            (2,245)
      Amortization of prepaid marketing expenses ..........................              --                 --                3,263
      Decrease (increase) in prepaid expenses and other
       accounts receivable ................................................                14               (164)            (1,028)
      Increase in accounts payable ........................................                99                 91              1,064
      Increase (decrease) in employee and payroll accruals
       and other liabilities ..............................................              (147)               128              1,645
      Increase in deferred revenues .......................................              --                   74                487
      Increase (decrease) in accrued severance pay, net ...................               (54)                19                (44)
      Other ...............................................................              --                 --                   (9)
                                                                                    ---------          ---------          ---------
Net cash used in operating activities .....................................            (2,571)            (3,569)           (11,216)
                                                                                    ---------          ---------          ---------
Cash flows from investing activities:
Purchase of available-for-sale marketable
 securities ...............................................................              --                 --              (17,987)
   Long-term lease deposits ...............................................              --                 --               (1,254)
   Advance to related party ...............................................              --                 --                 (364)
   Proceeds from sale of property and equipment ...........................              --                 --                   13
   Purchase of property and equipment .....................................               (93)              (442)            (6,938)
                                                                                    ---------          ---------          ---------
Net cash used in investing activities .....................................               (93)              (442)           (26,530)
                                                                                    ---------          ---------          ---------
Cash flows from financing activities:
   Short-term bank credit, net ............................................               733                595             (1,328)
   Repayment of note receivable by shareholder ............................              --                 --                   54
   Principal payment of capital lease .....................................               (67)              (146)              (112)
   Proceeds from issuance of shares, net ..................................             1,632              4,072            104,294
                                                                                    ---------          ---------          ---------
Net cash provided by financing activities .................................             2,298              4,521            102,908
                                                                                    ---------          ---------          ---------
Increase (decrease) in cash and cash equivalents ..........................              (366)               510             65,162
Cash and cash equivalents at the beginning of the year ....................               690                324                834
                                                                                    ---------          ---------          ---------
Cash and cash equivalents at the end of the year ..........................         $     324          $     834          $  65,996
                                                                                    =========          =========          =========
Supplemental disclosure of cash flows activity:
   Cash paid during the year:
   Interest ...............................................................         $      48          $      97          $     117
                                                                                    =========          =========          =========
Supplemental disclosure of non-cash activity:
   Capital lease obligations ..............................................         $    --            $     328          $    --
                                                                                    =========          =========          =========
   Ordinary shares issued for notes receivable from
    shareholders ..........................................................         $    --            $    --            $   1,037
                                                                                    =========          =========          =========
   Issuance of Warrants for Prepaid Marketing Expenses ....................         $    --            $    --            $   7,771
                                                                                    =========          =========          =========

                       The accompanying notes are an integral part of these consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: GENERAL

Commtouch Software Ltd. (the "Company" or "Commtouch") was incorporated under the laws of Israel in 1991. The Company, together with its United States subsidiary, Commtouch Software Inc., ("CSI") a California corporation, is a provider of Web-based email and communications solutions to customers who in turn offer those solutions to their end-users. From inception through 1997, the Company generated revenues primarily from sale, maintenance and service of stand-alone email client software products for both mainframe and personal computers. From 1998, the Company began to generate revenues by providing email services to its customers. Email service revenues are derived from contracts that provide for either a share of advertising revenues subject to a minimum annual revenue commitment or a monthly per-email box fee, and fees for direct marketing and communications services. In November 1999, the Company established a wholly-owned subsidiary in England, Commtouch Software (UK) Ltd. (the "UK company"). The UK company had not yet commenced operations.

During 1999, approximately 11% of the revenues were derived from a single customer. During 1998, approximately 54% of the revenues were derived from another single customer.


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

a. Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial Statements Denominated in United States Dollars:

Most of the Company's revenues are denominated in United States dollars. In addition, a substantial portion of the Company's costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

c. Principles of Consolidation:

The consolidated  financial  statements  include the accounts of the Company and
its  wholly-owned  subsidiaries.   All  significant  intercompany  balances  and
transactions have been eliminated in consolidation.

d. Cash Equivalents and Marketable Securities:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". All debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in shareholders' equity, as items of other comprehensive income.

e. Prepaid Marketing Expenses:

The Company recorded prepaid marketing expenses, representing the fair value of warrants which have been issued to Go2Net Inc. and Microsoft Corporation in connection with commercial agreements into which the Company entered during 1999.

The prepaid marketing expenses are amortized using the straight-line method over the minimum term of the agreements (twelve months).

In 1999, operating expenses included amortization of prepaid marketing expenses amounting to $3.3 million.

f. Property and Equipment:

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets ranging from two to sixteen years. Leasehold improvements are amortized by the straight-line method over the lease term.

The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 1999, no impairment losses have been identified.

g. Research and Development:

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards Board No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur any material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 1999, the Company has charged all software development costs to research and development expense in the period incurred.

h. Revenue Recognition:

Since 1998, the Company has derived its revenues from providing Web-based email services. Revenues from contracts that are not dependent upon the number of mailboxes and provide non-refundable fixed payments are recognized ratably over the contract term. Revenues from contracts specifying a contractual rate per mailbox per month are recognized monthly for mailboxes covered by the respective contracts. Revenues from contracts based on a share of advertising revenues earned by business partners are recognized when such revenues are earned. Amounts billed or received in advance of service delivery are recorded as deferred revenues.

Revenues from software products sales that occurred through 1997 were recognized upon delivery of the software master for reproduction and distribution provided no significant vendor obligations remained, and collection of the related receivable was probable in accordance with Statement of Position 91-1.

i. Royalty-Bearing Grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, when expenses under such approved projects are incurred. Development grants amounted to $288 in 1997 and none in 1998 and 1999.

j. Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash equivalents and marketable securities. The majority of the Company's cash, cash equivalents and marketable securities are invested in dollar and dollar linked investments and are deposited in major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from transactions with companies located primarily in North America, Europe, Israel and the Far East. The Company maintains an allowance for doubtful trade receivables based upon the expected collectibility of trade receivables. The allowance for doubtful accounts was none and $405,000 at December 31, 1998 and 1999, respectively. In 1997, the Company wrote off approximately $170,000 of trade receivables that were derived from revenues recognized in 1996.

k. Accounting for Stock-Based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options equals or is above the market value of the underlying stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement No. 123.

In accounting for warrants granted to those other than employees, the Company applied the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and Emerging Issues Task Force ("EITF") 96-18 "Accounting for Equity Instruments That Are Issued to other than Employees Acquiring or in Conjunction with Selling, Goods or Services." . The fair value of these warrants was estimated at the grant date, using the Black-Scholes option-pricing model.

l. Basic and Diluted Net Loss Per Share:

Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented.

Basic net loss per share has been computed using the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

All convertible preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are antidilutive for all periods presented. The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share were 911,680, 1,236,100 and 2,497,470 for 1997, 1998 and 1999, respectively.

m. Severance Pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for 1997, 1998 and 1999 were approximately $73,000, $62,000 and $129,000, respectively.

n. Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables and accounts payable, approximate their fair values due to the short-term maturities of these instruments.

The fair value of long term deposits is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying value of these obligations approximates their respective fair values as of December 31, 1999.

o. Future Adoption of New Accounting Standards:

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the consolidated financial statements to be material.


NOTE 3: MARKETABLE SECURITIES

                                                                  December 31,
                                                                     1999
                                                                    -------
Marketable securities are as follows (in thousands):
Commercial papers .........................................         $ 2,230
Government securities .....................................           9,918
Corporate debt securities .................................           5,902
                                                                    -------

                                                                    $18,050
                                                                    =======


During 1999, the unrealized gross holding gains on marketable securities were $80,000, while the unrealized gross holding losses were $17,000.


NOTE 4: PROPERTY AND EQUIPMENT

                                                                December 31,
                                                           ---------------------
                                                            1998           1999
                                                           ------         ------
Property and equipment are as follows (in thousands):

Computers and peripheral equipment ...............         $1,260         $7,704
Office furniture and equipment ...................             90            232
Motor vehicles ...................................            118            135
Leasehold improvements ...........................            137            454
                                                           ------         ------
                                                            1,605          8,525
Less accumulated depreciation ....................            673          2,377
                                                           ------         ------
                                                           $  932         $6,148
                                                           ======         ======


Computers and peripheral equipment under various capital lease agreements amounted to approximately $328,000 and $328,000 as of December 31, 1998 and 1999, respectively, and their accumulated depreciation amounted to approximately $38,000 and $185,000 as of December 31, 1998 and 1999, respectively.

Depreciation   expenses  amounted  to  approximately   $145,000,   $236,000  and
$1,706,000 for 1997, 1998 and 1999, respectively.


NOTE 5: CAPITAL LEASES

During 1998, CSI leased computers and peripheral equipment under various capital lease agreements, with an option to purchase the equipment upon the expiration of the initial lease term, for the fair market value prevailing at that time, not to exceed 10% of the original cost of the equipment. The annual interest rate of such capital leases ranges between 19.5% and 23%.


NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases:

The facilities of the Company and CSI are leased under operating lease agreements expiring through 2007. Future minimum lease payments under these non-cancelable leases are as follows (in thousands):

                  2000 ............................. $  2,251
                  2001 .............................    2,803
                  2002 .............................    2,889
                  2003 .............................    2,782
                  2004 .............................    2,770
                  Thereafter .......................    6,168
                                                     --------
                                                     $ 19,663
                                                     ========

Rent expenses for 1997, 1998 and 1999 were approximately $55,000, $56,000 and $578,000, respectively. In connection with the lease agreement on an office building, CSI deposited $1.3 million in long term lease deposits of which $1.1 million was held as collateral.

Royalties:

The Company is required to pay royalties on grants received from the Government of Israel for research and development projects at the rate of 3%--5% of total revenues, up to an amount equal to 100% to 150% of the original amount received linked to the dollar.

As of December 31, 1999, the Company had an outstanding contingent obligation to pay royalties in the aggregate amount of $275,000.

NOTE 7: INCOME TAXES

Israeli Income Tax

The Company's production facilities in Israel have been granted "Approved Enterprise" status for two separate investment programs approved in 1992 and 1996 by the Israeli Investment Center under the Law for Encouragement of Capital Investments, 1959 ("the Law").

The Company's first program was approved in 1995. The Company's second program received a letter of approval in April 1996 and an application for an enlargement was submitted in February 2000 and has not yet been approved.

In February 2000 the Company submitted an application for another expansion (third program).

Undistributed Israeli income derived from each of its "Approved Enterprise" programs entitle the Company to a tax-exemption for a period of two years commencing with the first year it will earn taxable income (not commenced yet) and to a reduced tax rate of 10%--25% for an additional period of five to eight years (depending on the level of foreign investment in the Company). These tax benefits cannot continue beyond the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%. Income that was not derived from "Approved Enterprise" in is period of benefit mentioned above is taxed at the regular rate of 36%.

Distribution of cash dividends from income that was tax exempt due to the "approved enterprise" status are subject to a tax of 10%-25%. In addition, these dividends will be subject to a 15% withholding tax.

The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company.

The Company's Board of Directors has determined that such tax exempt income will not be distributed as dividends. The Company is an "industrial company" under the Law for the Encouragement of Industry (Taxation), 1969 and as such is entitled to certain tax benefits, mainly accelerated rates of depreciation and the right to claim public issuance expenses.

As of December 31, 1999, Israeli net operating loss carryforwards amounted to approximately $22.5 million. Such net operating loss may be carried forward indefinitely and offset against future taxable income.

U.S. Income Tax:

CSI is taxed based upon tax laws in the U.S.

As of December 31, 1999, CSI had a U.S. federal net operating loss carryforward of approximately $14.2 million. The net operating loss expires in various amounts between the years 2008 and 2020.

Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Deferred Income Taxes:

The Company expects that during the period in which its Israeli tax losses are utilized its Israeli income would be substantially tax exempt. Accordingly there will be no tax benefit available from such losses and no Israeli deferred income taxes have been included in these financial statements.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                December 31,
                                                            -------------------
                                                             1998         1999
                                                            -------     -------
Deferred tax assets are as follows (in thousands):
U.S. operating loss carryforwards ......................    $ 1,656     $ 4,970
Reserves and allowances not currently deductible .......         15          57
                                                            -------     -------
Net deferred tax asset before valuation allowance ......      1,671       5,027
Valuation allowance ....................................     (1,671)     (5,027)
                                                            -------     -------
Net deferred tax asset .................................    $  --       $  --
                                                            =======     =======


For the year ended December 31, 1999 the valuation allowance increased by approximately $3.4 million. No utilization of CSI's tax losses carryforwards is expected in the foreseeable future, because of its history of operating losses. In 1997, 1998 and 1999, the Company provided a 100% valuation allowance against the deferred tax assets in respect of these tax loss carryforward and other temporary differences because of the uncertainty of realizing these deferred tax assets.

Pretax loss:

Pretax losses are as follows (in thousands):

                                           1997          1998           1999
                                          -------       -------       --------
Israel .................................  $ 1,602       $ 2,497       $ 11,259
U.S. ...................................    1,871         1,854          8,592
                                          -------       -------       --------
                                          $ 3,473       $ 4,351       $ 19,851
                                          =======       =======       ========


NOTE 8: SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the NASDAQ National Market.

a. Capital Shares:

In April 1999, the Company's Board of Directors approved: a 20 for 1 split of ordinary shares, a change in the conversion ratio of preferred shares to ordinary shares to 1 to 20 and an increase to the authorized ordinary shares to 40,000,000 shares of NIS 0.05 par value. The consolidated financial statements have been retroactively adjusted to reflect such changes for all periods presented.

In July 1999, the Company completed an Initial Public Offering ("IPO") of its ordinary shares. The Company sold 3,450,000 shares to the public at $16 per share. Concurrent with the closing of the IPO, the Company sold 1,344,086 shares at $14.88 per share to Go2Net, Inc. In addition, the holders of Series A, Series B, Series C and Series D convertible preferred shares received ordinary shares pursuant to an automatic conversion, resulting in the issuance of 7,109,800 ordinary shares in exchange for all outstanding convertible preferred shares.

b. Warrants Issued:

Warrants to Investors. In 1996, the Company issued to certain Series B investors warrants to purchase 13,873 Series B Convertible Preferred shares at an exercise price of $44.04. These warrants were exercised concurrently with the closing of the IPO.

Warrants Issued for Services Received and Financing Transactions. Through 1999, the Company granted warrants in connection with a bank line of credit, loans and consulting services received. At December 31, 1999, one warrant for 4,860 ordinary shares with an exercise price of $3.61 per share remained outstanding. This warrant was net exercised into 4,461 shares in January 2000.

The Company recorded $17,000, $264,000, and $360,000 as interest expenses in 1997, 1998 and 1999, respectively. The Company recorded $29,000, $127,000 and none in 1997, 1998 and 1999, respectively, as compensation expense and included these amounts in operating expenses.

Warrants Issued to Strategic Partners and Customers. Concurrent with the closing of the IPO, the Company entered into a customary commercial email service agreement with Go2Net, a related party. Under this agreement, the Company provides email services to the end users of Go2Net's various email properties. In connection with this agreement, the Company issued a warrant expiring in July 2004 to purchase 1,136,000 Ordinary Shares at an exercise price of $12.80 per share. As of December 31, 1999, this warrant had not been exercised. At the grant date, the fair value of this warrant was estimated as $5.9 million and is being amortized to operating expenses over the minimum term of the contract (twelve months).

In October 1999, the Company entered into a customary email service agreement with Microsoft Corporation. Under this agreement, the Company delivers email services to Microsoft Web sites. In connection with this agreement, the Company issued a warrant to purchase 707,965 ordinary shares at an exercise price of $28.25 per share. The warrant was exercised on December 29, 1999. At the grant date, the fair value of this warrant was estimated at $1.9 million and is being amortized to operating expenses over the minimum term of the contract (twelve months).

c. Issuance of Ordinary Shares Against Promissory Notes:

During 1999, several employees and officers early exercised 670,180 options granted to them by Commtouch. In consideration for the ordinary shares purchased pursuant to the early exercise of the options, they provided Commtouch with full recourse promissory notes in the original principal amount of approximately $1.0 million. The promissory notes bear interest at 4.83%, with interest payment due at the end of each calendar year, with the principal due on the fourth anniversary of the date of the promissory notes. The shares purchased are subject to a right of repurchase in favor of Commtouch according to the original vesting schedule of the options exercised, generally four years. As of December 31, 1999, approximately 279,584 shares are subject to this right of repurchase.

d. Employee Stock Purchase Plan:

Commtouch reserved a total of 150,000 shares for issuance under the plan. Eligible employees may purchase ordinary shares at 85% of the lower of the market value of the Company's Ordinary shares on the first day of the applicable offering period or the last day of the applicable purchase period.

e. Stock Options:

The Company has reserved 5,000,000 ordinary shares for issuance under employee stock option plans and agreements. Options granted under such plans and agreements expire generally after 10 years from the date of grant and terminate upon termination of the optionee's employment or other relationship with the Company. The options generally vest ratably over a 4-year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable or in the case of the subsidiary's plan it may not be less than fair market value. Any options that are canceled or not exercised within the options period become available for future grant.

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees to purchase ordinary shares of the Company. The Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999 the Company approved the 1999 Section 3(i) Share Option Plan for its Israeli employees.

A summary of the company's share option activity under the plans is as follows:


                                                                                               Weighted Average
                                                        Number of Shares                        Exercise Price
                                             ----------------------------------------   -------------------------------
                                               1997          1998          1999         1997        1998       1999
                                             ---------     --------     ----------      --------    -------    --------
Outstanding at beginning of period   ......    457,520     607,040        849,520       $  0.99     $ 1.10     $  1.20
Granted   .................................    213,820     251,900      1,342,670          1.45       1.45       10.13
 Exercised   ..............................        --          --        (740,040)          --         --         1.42
 Canceled    ..............................    (64,300)     (9,420)       (69,040)         1.45       1.45        4.49
                                             ---------     --------     ----------      --------    -------    --------
Outstanding at end of period   ............    607,040     849,520      1,383,110          1.10       1.20        9.62
                                             =========     ========     ==========      ========    =======    ========
Exercisable at end of period   ............    165,480     375,580        381,315          1.45       1.45        3.50
                                             =========     ========     ==========      ========    =======    ========
Deemed fair value of options granted
 at an exercise price of:
 -- Less than fair market value at
   date of grant   ........................  $     --      $  2.46      $    3.65
                                             =========     ========     ==========
 -- Equals to fair market value at
   date of grant   ........................  $    0.61     $   --       $   15.75
                                             =========     ========     ==========
 -- Exceeds fair market value at
   date of grant   ........................  $     --      $   --       $     --
                                             =========     ========     ==========


The options outstanding as of December 31, 1999, have been separated into ranges of exercise price, as follows:

                        Options              Weighted                                   Options          Weighted Average
                   Outstanding as of         Average              Weighted         Exercisable as of         Price of
                     December 31,           Remaining         Average Exercise       December 31,          Exercisable
Exercise Price           1999            Contractual Life          Price                 1999                Options
----------------   -------------------   ------------------   ------------------   -------------------   ------------------
  $ 0.55-$ 2.50           660,760              8.23                 $ 1.52               320,282               $ 1.42
  $11.00-$15.75           522,500              9.56                 $14.13                61,033               $14.43
  $16.06-$48.56           199,850              9.84                 $24.65                   --                   --
                   -------------------   ------------------   ------------------   -------------------   ------------------
  $ 0.55-$48.56         1,383,110              8.96                 $ 9.62               381,315               $ 3.50
                   ===================   ==================   ==================   ===================   ==================


Under SFAS 123, pro forma  information  regarding net income (loss) and earnings
(loss) per share is required and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rates of 6% for 1997 and 1998 and 5.5% for 1999, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 0.5 for 1997, 1998 and
0.5 - 0.56 for 1999 and an expected life of the option of 6 months after the option is vested.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information under SFAS 123 are as follows (in thousands except per share amounts):

                                                    1997         1998        1999
                                                 ---------    ---------    --------
Net loss as reported .........................   $  (3,473)   $  (4,351)   $(19,851)
                                                 =========    =========    ========
Pro forma net loss ...........................   $  (3,600)   $  (4,402)   $(20,224)
                                                 =========    =========    ========
Pro forma basic and diluted net loss per share   $   (2.48)   $   (3.04)   $  (2.70)
                                                 =========    =========    ========


The Company recorded deferred compensation representing the difference between the exercise price and the deemed fair value of the Company's ordinary shares at the date of grant. Such amount is being amortized based on an accelerated vesting method over the vesting period of the options, generally 4 years.


Deferred compensation is as follows (in thousands):
Balance as of January 1, 1999 .....................................     $   418
Deferred compensation related to options issued to employees ......       8,797
Less amortization of deferred compensation ........................      (3,436)
                                                                        -------
Balance as of December 31, 1999 ...................................     $ 5,779
                                                                        =======

f. Non-Employee Directors Stock Option Plan:

The Company adopted the 1999 Non-Employee Directors Stock Option Plan. Commtouch reserved a total of 250,000 shares for issuance under this plan. Each individual who first joined the Board of Directors as a nonemployee director on or after the effective date of the initial public offering received an option grant for 10,000 ordinary shares. Each option granted under the Non-Employee Directors Plan would become exercisable with respect to one-fourth of the number of shares covered by such option three months after the date of grant and with respect to one-third of the remaining shares subject to the option every three months thereafter. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.

During 1999, the Company granted 60,000 shares to directors at a weighted average exercise price of $15.83 per share. As of December 31, 1999, 25,000 shares were exercisable and 60,000 shares were outstanding.

NOTE 9: RELATED PARTY TRANSACTION

Other accounts receivables includes an advance to a related party of the Company. In October 1999, the Company advanced $364,000 to an officer who is also a director. The loan is linked to the Israeli Consumer Price Index, plus a 2% interest rate. The loan was fully repaid on February 10, 2000.


NOTE 10: SELECTED STATEMENTS OF OPERATIONS DATA

Geographic information:

The Company conducts its business on the basis of one reportable segment. Revenues from external customers (in thousands):

                                                        Revenues
                                        ----------------------------------------
                                         1997             1998             1999
                                        ------           ------           ------
Israel ......................           $    1           $ --             $  369
U.S.A .......................              543              109            3,056
Europe ......................               28              130              344
Japan .......................              282              103              250
Other .......................               45               47              232
                                        ------           ------           ------
                                        $  899           $  389           $4,251
                                        ======           ======           ======

The Company's long-lived assets as of December 31, are as follows (in thousands):

                                                      1998                 1999
                                                     ------               ------
Israel ...............................               $  291               $  789
U.S.A ................................                  641                5,359
                                                     ------               ------
                                                     $  932               $6,148
                                                     ======               ======


                                                       COMMTOUCH SOFTWARE LTD.

                                          SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                                      U.S. Dollars in thousands

                                                                 Balance at
                                                                     the            Charged to                          Balance at
                                                                 beginning of        costs and                          end of the
                                                                  the period         expenses         Deductions          period
                                                                  ----------         --------         ----------          ------
Year ended December 31, 1997:
 Bad debt ...................................................          --               170               170               --
                                                                       ==               ===               ===               ===
Year ended December 31, 1998:
 Bad debt ...................................................          --               --                --                --
                                                                       ==               ===               ===               ===
Year ended December 31, 1999:
 Bad debt ...................................................          --               405               --                405
                                                                       ==               ===               ===               ===

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (333-94995) pertaining to the 1996 CSI Stock Option Plan, the 1999
Section 3(i) Share Option Plan, the 1999 Employee Stock Purchase Plan and the 1999 Nonemployee Directors Stock Option Plan of Commtouch Software Ltd. of our report dated January 31, 2000 with respect to the consolidated financial statements and schedule of Commtouch Software Ltd. included in its Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission.


Tel-Aviv, Israel
June 19, 2000


KOST, FORER & GABBAY
A member of Ernst & Young international


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMMTOUCH SOFTWARE LTD.


                                          By:        /s/ JAMES E. COLLINS
                                             -----------------------------------
                                                         James E. Collins
                                                     Chief Financial Officer
June 19, 2000