Form 20-F/A
period 1999-12-31
COMMTOUCH SOFTWARE LTD
filed 2000-11-02
CIK 1084577

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                 AMENDMENT NO. 1
                                       TO
                                    FORM 20-F


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


                    James E. Collins, Chief Financial Officer
                               2029 Stierlin Court
                         Mountain View, California 94043
                                 (650) 864-2000
            (name, address, including zip code, and telephone number,
              including area code of agent for service of process)


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


Although we are a leading global provider in our particular field of outsourced, Web-based email, we are a relatively small competitor in the electronic messaging industry as a whole. As a result, we may not have the resources to adapt to the changing technological requirements and the shifting consumer preferences of our industry.


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


Item 2. Description of Property.


Our principal executive offices are located at 6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 2029 Stierlin Court, Mountain View, California 94043, where our telephone number is (650) 864-2000. In addition, we have sales offices in London and New York. All of our properties are leased. Our principal research and development facilities are located in our principal executive offices in Israel. Our Mountain View office is used for sales, marketing, finance and hosting operations.



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


Revenues. Email service revenues increased 993% from $389,000 in 1998 to $4.3 million in 1999. One customer, Excite, represented 54% of the revenue in 1998. Revenues from MyPoints, a permission based email service company, represented 11% of total revenues during 1999. As of December 31, 1999, the Company had firm backlog from minimum commitments under take or pay contracts amounting to approximately $13.1 million, which will be recognized as revenue over future quarters.


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


As of December 31, 1999, we had net working capital of $88.1 million. As of that date, we had no material commitments for capital expenditures.


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


                                                       COMMTOUCH SOFTWARE LTD.

                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                                (In thousands, except per share data)


                                                                                                    Year ended
                                                                                                   December 31,
                                                                                   ------------------------------------------------
                                                                                     1997                1998                1999
                                                                                   --------            --------            --------
Revenues:
   Email services ......................................................           $   --              $    389            $  4,251
   Software licenses ...................................................                711                --                  --
   Software maintenance and services ...................................                188                --                  --
                                                                                   --------            --------            --------
      Total revenues ...................................................                899                 389               4,251
                                                                                   --------            --------            --------
Cost of revenues:
   Email services ......................................................               --                   569               3,643
   Software licenses ...................................................                 21                --                  --
   Software maintenance and services ...................................                144                --                  --
                                                                                   --------            --------            --------
      Total cost of revenues ...........................................                165                 569               3,643
                                                                                   --------            --------            --------
Gross profit (loss) ....................................................                734                (180)                608
                                                                                   --------            --------            --------
Operating expenses:
   Research and development, net .......................................              1,108               1,149               2,942
   Sales and marketing .................................................              2,202               2,001               7,722
   General and administrative ..........................................                829                 604               4,328
   Amortization of the prepaid marketing expenses ......................               --                  --                 3,263
   Amortization of stock-based employee compensation (1) ...............               --                    91               3,436
                                                                                   --------            --------            --------
      Total operating expenses .........................................              4,139               3,845              21,691
                                                                                   --------            --------            --------
Operating loss .........................................................             (3,405)             (4,025)            (21,083)
Interest and other income (expenses), net ..............................                (68)               (326)              1,232
                                                                                   --------            --------            --------
Net loss ...............................................................           $ (3,473)           $ (4,351)           $(19,851)
                                                                                   ========            ========            ========
Basic and diluted net loss per share ...................................           $  (2.40)           $  (3.00)           $  (2.65)
                                                                                   ========            ========            ========
Weighted average number of shares used in computing
 basic and diluted net loss per share ..................................              1,450               1,450               7,487
                                                                                   ========            ========            ========


                                                                                                    Year ended
                                                                                                   December 31,
                                                                                   ------------------------------------------------
                                                                                     1997                1998                1999
                                                                                   --------            --------            --------

(1) Stock-based Employee Compensation Relates to the following:

   Cost of revenues                                                                $   --              $   --              $   113
   Research and development, net                                                                             60                320
   Sales and marketing                                                                                       25                897
   General and administrative                                                                                 6              2,106
                                                                                   --------            --------            --------
           Total                                                                   $   --              $     91            $ 3,436
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
                                                                       ==               ===               ===               ===

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement on Form S-8 (333-94995) pertaining to the 1996 CSI Stock Option Plan, the 1999
Section 3(i) Share Option Plan, the 1999 Employee Stock Purchase Plan and the 1999 Nonemployee Directors Stock Option Plan of Commtouch Software Ltd. of our report dated January 31, 2000 with respect to the consolidated financial statements and schedule of Commtouch Software Ltd. included in its Annual Report on Form 20-F for the year ended December 31, 1999, as amended by Amendment No. 1, filed with the Securities and Exchange Commission.

Tel-Aviv, Israel
November 2, 2000

                                                    KOST, FORER & GABBAY
                                         A member of Ernst & Young international



                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          COMMTOUCH SOFTWARE LTD.


                                          By:        /s/ JAMES E. COLLINS
                                             -----------------------------------
                                                         James E. Collins
                                                     Chief Financial Officer


November 2, 2000