Form 20-F/A
period 1999-12-31
COMMTOUCH SOFTWARE LTD
filed 2000-11-29
CIK 1084577

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 AMENDMENT NO. 2

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


The Company has 80 registered shareholders and approximately 5,279 beneficial holders.



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

Cost of Revenues. Cost of revenues increased 540% from $569,000 in 1998 to $3.6 million in 1999, due to the increase in costs associated with the new contracts served during 1999. The cost increase between 1998 and 1999 was primarily attributed to an equivalent increase in personnel and related costs and depreciation. Cost of revenues consisted primarily of personnel and related costs, depreciation of equipment, and costs related to third parties for Internet data center and access charges. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our email service revenues, but to decrease as a percentage of email service revenues due to economies of scale.

Research and Development Costs, Net. Research and development expenses increased 156% from $1.1 million in 1998 to $2.9 million in 1999 due primarily to an increase in personnel and other related costs. In previous years, we received royalty-bearing grants from the Israeli government, recorded as a reduction of research and development costs. We have an obligation to pay royalties to the Israeli government with a remaining future liability of $270,000. We expect that research and development costs will increase due to increased personnel and related costs associated with the accelerated development of new email service offerings.

Sales and Marketing. Sales and marketing expenses increased 286% from $2.0 million in 1998 to $7.7 million in 1999, due primarily to increased personnel and related costs. We expect sales and marketing expenses to increase significantly in the future in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to conduct sales and the related market support to further develop our brand. Sales and marketing expenses were $2.2 million in 1997 and related only to the software license sales that were discontinued in 1997.

General and Administrative. General and administrative expenses increased 617% from $604,000 in 1998 to $4.3 million in 1999, due primarily to personnel and related costs. We expect general and administrative costs to increase on an absolute basis due to increased personnel and related costs, higher facility costs associated with additional personnel and other costs necessary to support and develop the email service business. General and administrative expenses were $829,000 in 1997 and related only to the software license sales that were discontinued in 1997.

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


In accordance with the Israeli Companies Law, the Company's Board of Directors or its shareholders approved each of the affiliated transactions described in this Item 13.

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (333-94995) pertaining to the 1996 CSI Stock Option Plan, the 1999
Section 3(i) Share Option Plan, the 1999 Employee Stock Purchase Plan and the 1999 Nonemployee Directors Stock Option Plan of Commtouch Software Ltd. of our report dated January 31, 2000 with respect to the consolidated financial statements and schedule of Commtouch Software Ltd. included in its Annual Report on Form 20-F for the year ended December 31, 1999, as amended by Amendment No. 2, filed with the Securities and Exchange Commission.

Tel-Aviv, Israel
November 28, 2000

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


November 28, 2000