Form 20-F/A
period 1999-12-31
COMMTOUCH SOFTWARE LTD
filed 2000-12-13
CIK 1084577

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                 AMENDMENT NO. 3
                                       TO
                                    FORM 20-F


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

Leverage Relationships with Go2Net, Vulcan Ventures and Microsoft


** 1 We entered into a strategic relationship with Go2Net simultaneously with the

** 2 closing of our initial public offering. Our Customized Web-Based Email Service

** 3 Agreement with Go2Net provides that we share revenues from advertising and

** 4 premium  services  offered to Go2Net's end users through our email service.
The

** 5 terms of this agreement are substantially the same as our commercial agreements

** 6 with other customers except that we have agreed that Go2Net will receive a

** 7 materially greater portion of advertising revenues than other customers receive

** 8 under other similar agreements. As part of this transaction, we issued to Go2Net

** 9 a warrant to purchase up to 1,136,000 ordinary shares at an exercise price of

** 10 $12.80 per share. This warrant is exercisable at any time until it expires on

** 11 July 16, 2004. We agreed to register these shares, the warrant and the shares

** 12 issuable upon exercise of the warrant with the Securities and Exchange

** 13 Commission and the registration statement relating to those securities became

** 14 effective on January 7, 2000. Exercise of the warrant will cause existing

** 15 investors significant dilution. However, we may not realize any revenues or any

** 16 other business benefits from this strategic relationship with Go2Net because we


** 17 and Go2Net may not be able to sell significant amounts of advertising and premium Web-based email services to Go2Net's end users.

** 18 We entered into an Email Services Agreement dated October 26, 1999 with

** 19 Microsoft  Corporation.   Under  this  agreement,   Commtouch  will,  at
Microsoft's

** 20 option, customize, host and maintain email services for Microsoft websites in

** 21 the U.S. and internationally. Microsoft will pay one-time fees for the set-up

** 22 and customization of the email service for each website with respect to which

** 23 Microsoft chooses to use our services, as well as quarterly service fees for the

** 24 email service based on the number of mailboxes hosted. The term of the agreement

** 25 shall continue for 12 months after the first commercial distribution date of the

** 26 email service and Microsoft may extend the initial term on a quarterly or annual basis upon 60 days prior written notice. The agreement may be terminated by

** 27 Microsoft for convenience upon 90 days' prior written notice, or by either party upon a material breach by the other party upon the terms specified in the agreement. In connection with the agreement, Commtouch issued to Microsoft a

** 28 warrant, exercisable until December 29, 1999, to purchase 707,965 of Commtouch's

** 29 ordinary shares at an exercise price of $28.25 per share for an aggregate

** 30 exercise price of approximately $20.0 million. On December 29, 1999, Microsoft


** 31 exercised the warrant and now holds 707,965 ordinary shares. We agreed to


** 32 register these shares with the Commission. The registration became effective on

** 33 January 7, 2000. However, we may not realize any revenues or any other business

** 34 benefits from this transaction because Microsoft is not obligated to use our

** 35 services with respect to any website and has not agreed to provide us with any

** 36 other business benefits.


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

                         CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement on Form S-8 (333-94995) pertaining to the 1996 CSI Stock Option Plan, the 1999
Section 3(i) Share Option Plan, the 1999 Employee Stock Purchase Plan and the 1999 Nonemployee Directors Stock Option Plan of Commtouch Software Ltd. of our report dated January 31, 2000 with respect to the consolidated financial statements and schedule of Commtouch Software Ltd. included in its Annual Report on Form 20-F for the year ended December 31, 1999, as amended by Amendment No. 3, filed with the Securities and Exchange Commission.



Tel-Aviv, Israel
December 12, 2000




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



December 12, 2000