Form 20-F
period 2000-12-31
COMMTOUCH SOFTWARE LTD
filed 2001-05-16
CIK 1084577

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

                   For the fiscal year ended December 31, 2000

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

                     Sunil Bhardwaj, Chief Financial Officer
                               2029 Stierlin Court
                             Mountain View, CA 94043
                                  650-864-2000

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

                                      None
         ---------------------------------------------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2000).

     Ordinary Shares, par value NIS 0.05                        16,925,022

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

                             Item 17 [_] Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I


Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.


Item 2. Offer Statistics and Expected Timetable.

Not Applicable


Item 3. Key Information.

Unless otherwise indicated, all references in this document to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Ltd. or its wholly-owned and majority-owned subsidiaries, Commtouch Inc., Commtouch (UK) Ltd, Commtouch Latin America Inc., Wingra Technologies Inc. and Commtouch K.K. (Japan).

The selected consolidated statements of operations data for the years ended December 31, 1998, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999 and 2000 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 1996 and 1997 and the selected consolidated balance sheet data as of December 31, 1996, 1997 and 1998 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

                                                                                   Year Ended December 31,
                                                               --------------------------------------------------------------------
                                                                 1996           1997           1998           1999           2000
                                                               --------       --------       --------       --------       --------
                                                                             (in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
 Email services .........................................      $   --         $   --         $    389       $  4,251       $ 17,965
 Software licenses, maintenance and services ............         3,134            899             --           --            1,150
                                                               --------       --------       --------       --------       --------
   Total revenues .......................................         3,134            899            389          4,251         19,115
Cost of revenues:
 Email services .........................................          --             --              569          3,643         11,864
 Software licenses, maintenance and services ............           463            165             --           --             --
                                                               --------       --------       --------       --------       --------
   Total cost of revenues ...............................           463            165            569          3,643         11,864
                                                               --------       --------       --------       --------       --------
Gross profit (loss) .....................................         2,671            734           (180)           608          7,251
                                                               --------       --------       --------       --------       --------
Operating expenses:
 Research and development, net ..........................         1,478          1,108          1,149          2,942         10,357
 Sales and marketing ....................................         1,965          2,202          2,001          7,722         26,585
 General and administrative .............................           465            829            604          4,328         13,621
 In-process research and development.....................          --             --             --              --           1,280
 Amortization of prepaid marketing expenses .............          --             --             --            3,263          4,508
 Amortization of stock-based employee
   deferred compensation ................................          --             --               91          3,436          3,050
                                                               --------       --------       --------       --------       --------
   Total operating expenses .............................         3,908          4,139          3,845         21,691         59,401
Operating loss ..........................................        (1,237)        (3,405)        (4,025)       (21,083)       (52,150)
Interest and other income (expenses), net ...............           (45)           (68)          (326)         1,232          2,870
Write-off impaired investments..........................           --             --             --              --          (5,000)
Minority interest........................................          --             --             --              --              55
                                                               --------       --------       --------       --------       --------
Net loss ................................................      $ (1,282)      $ (3,473)      $ (4,351)      $(19,851)      $(54,225)
                                                               ========       ========       ========       ========       ========
Basic and diluted net loss per share ....................      $  (0.66)      $  (2.40)      $  (3.00)      $  (2.65)      $  (3.51)
                                                               ========       ========       ========       ========       ========
Weighted average number of shares used in
Computing basic and diluted net loss per share .........          1,934          1,450          1,450          7,487         15,462
                                                               ========       ========       ========       ========       ========

                                                                                       December 31,
                                                         ---------------------------------------------------------------------------
                                                           1996             1997            1998             1999             2000
                                                         --------         --------        --------         --------         --------
                                                                                      (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents ......................        $    690         $    324        $    834         $  65,996       $  20,831
 Marketable securities ..........................            --               --              --              18,050           8,607
 Working capital (deficit) ......................             539           (1,264)          (1,440)          88,053          23,768
 Total assets ...................................           2,180            1,065            2,366          100,336          77,280
 Long-term liabilities ..........................             371              366              530              497           1,825
 Shareholders' equity (deficit) .................             777           (1,108)            (815)          95,312          61,728



                                                                                                                                   3

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the capitalization and indebtedness of Commtouch as of March 31, 2001:


                                                             MARCH 31, 2001
                                                            ----------------
                                                              (UNAUDITED)
                                                            (IN THOUSANDS)
                                                            ----------------


Long-term liabilities  ...................................    $      763
                                                                 --------
Shareholders' equity:
  Ordinary shares, NIS 0.05 par value; 40,000,000 shares
     Authorized, 16,970,584 actual shares issued and
     outstanding..........................................           236
  Additional paid-in capital..............................       151,021
  Deferred compensation...................................        (2,247)
  Notes receivable from shareholders......................          (891)
  Accumulated other comprehensive income..................             2
  Accumulated deficit.....................................      (102,884)
                                                                 --------
          Total shareholders' equity......................        45,237
                                                                 --------
          Total capitalization............................    $   46,000
                                                                 ========


                           FORWARD LOOKING STATEMENTS

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

                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our ordinary shares. You should also consider the other information in this report. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our ordinary shares to decline, and you could lose part or all of your investment. The risks described below are not the only ones facing us. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

RECENT DEVELOPMENTS

On January 2, 2001, we announced that, in the wake of the economic downturn and changes in market demand, we had initiated several internal changes to better serve the enterprise messaging market. These internal changes include reducing our operating expenses associated with supporting the dot-com and destination site markets, closing our e-commerce division and email services for small community sites, and promoting greater efficiencies in channel sales and marketing to the enterprise market. Those changes were designed to reduce our worldwide headcount by approximately 20% and, combined with other cost savings, reduce overall operating expenses by $16 million from the operating plan for 2001.

On February 14, 2001, we reported a net loss for the fourth quarter of 2000 of $24.1 million, or a loss of $1.51 a share, compared with a net loss of $7.4 million, or a loss of $0.51 a share for the fourth quarter of 1999. Total revenues rose to $5.3 million for the quarter from $2.2 million in the fourth quarter of 1999. We also said we expected to restate our revenue and net loss for the first three quarters of 2000. We stated that first-quarter revenue would be restated downwards to $3.6 million from $4.3 million, second-quarter revenue would be restated downwards to $5.0 million from $5.9 million and third-quarter revenue would be restated downwards to $5.2 million from $8.1 million. We said our net loss for the first quarter would be restated to $9.1 million from a net loss of $8.5 million, our second-quarter net loss would be restated to $10.8 million from $9.9 million and our third-quarter net loss would be restated to $10.2 million from $7.6 million. On March 22, 2001, we filed amendments to Forms 6-K which included restated financial statements for the first, second and third quarters of 2000.

On March 1, 2001, we announced that we are reorganizing our business to enhance our focus on enterprise messaging solutions. Accordingly, we expect to focus our operations on three enterprise messaging businesses: Commtouch core email and messaging service for the enterprise market which include the recently launched Microsoft Hosted Exchange service offering; the enterprise messaging migration and integration technologies business through our wholly-owned subsidiary Wingra Technologies; and our technology development of next-generation messaging applications for marketing to worldwide telecommunication companies, Internet Data Centers and service providers. We said that as part of this reorganization, we would be streamlining our global operations and reducing our workforce by approximately 50%, to about 210 people. We noted that the current global economic environment required that we incur a significant reduction in expenses in order to enhance our financial strength and maintain a sharp focus on the most promising market opportunities. While this reorganization is expected to increase service and licensing revenues, we are unable to predict if this strategy will be successful in enhancing returns to shareholders.

Following our restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California, against the Company and certain of our officers and directors, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's financial statements. While we are unable to predict the ultimate outcome of these claims, we believe they are without merit and intend to vigorously defend ourselves.

As of December 31, 2000, we had approximately $29.4 million of cash to fund operations in 2001. In 2000 we utilized $31.2 million of cash to fund operating losses, $19.1 million for purchasing property, plant and equipment and $7.0 million in strategic long term investments. To limit our cash expenses in 2001, we have significantly reduced staff, curtailed discretionary expenses, made available for sublease excess facilities and limited capital expenditures. These actions were made due to a decline in our revenue growth resulting from competitive factors and a slowing economic environment. To enhance our overall financial position, we have entered into an equity line purchase agreement under which Torneaux Fund, Ltd., an institutional investor, has agreed to invest in the Company's ordinary shares provided the share price is above $2 or a lower amount if mutually agreed. Recently, our ordinary shares have been trading at below that price. The cash realized for the shares sold will be determined based on the weighted average price of the shares in the month of placement.

Based on the cash balance at March 31, 2001 of $13.3 million, current projections of revenues, related expenses, the ability to further curtail certain discretionary expenses, in accordance with a board approved contingency plan, and a potential funding capability under the current equity line arrangement or other equity arrangement, the Company believes it has sufficient cash to continue operations for at least the next twelve months. However, to continue funding developments of its software products, the company needs to raise at least $5 million of additional cash by issuing equity under its existing equity line arrangement, and/or the Company needs to seek alternative sources of capital. Accordingly, the Board of Directors has retained William Blair & Company to render investment banking services in connection with a possible private placement of the Company's equity securities.

Business Risks

If the market for our outsourced email services does not grow significantly, we would fail to generate revenues.

Our success will depend on the acceptance and use of email that is outsourced by enterprises as a means of communication (as opposed to in-house deployment). The market for outsourced email services is new and rapidly evolving. We cannot estimate the size or growth rate of the potential market for our service offerings. If the market for outsourced email fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our service may not achieve broad market acceptance. Since we have only recently introduced our services, we do not have sufficient experience to evaluate whether they will achieve broad market acceptance. Also, because a preponderance of our revenue is derived directly or indirectly from our outsourced email solutions, if that market does not grow, our business will likely fail.


Our future email services revenues are unpredictable and our quarterly operating results may fluctuate which could adversely affect the value of your investment.

Because we have a limited operating history in the provision of outsourced email services and because of the emerging nature of the markets in which we compete, our revenue is unpredictable. Our current and future expense levels are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.


A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results and/or cause our share price to decline. Other factors which may cause such fluctuations include:

     o   The size, timing and fulfillment of orders for our email services;

     o The success of our channel and direct selling efforts to enterprise customers;

     o The rate of adoption of out-sourced e-mail solutions by enterprise customers in the current economic environment;

     o The threat of de-listing by the NASDAQ if our shares fall below $1 for an extended period of time;

     o The receipt or payment of irregular or nonrecurring revenues or expenses;

     o Our mix of service offerings, including our ability to successfully implement new services;

     o   Pricing of our services; and

     o   Effectiveness of our customer support.


Because of differing operating factors, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations. Because we have a limited operating history providing outsourced email services to the service provider, telecommunications and enterprise markets, it is difficult to evaluate our business and prospects.

We commenced operations in 1991, but we began commercially selling Web-based email services only in 1998 after changing our strategic focus from the sale, maintenance and service of stand-alone email client software products for mainframe and personal computers. During the third quarter of 2000, we began the process of repositioning the company to provide outsourced email and messaging services to the service provider, telecommunications and enterprise markets primarily through channel partners. This change required us to adjust our business processes and to restructure Commtouch to become an outsourced email service provider. Therefore, we have only a limited operating history as a provider of email services upon which you can evaluate our business and prospects. It is too early to judge the success of this service offering, the enterprise focus and distribution through channel partners.


We have many established competitors who are offering the same or similar services

The market for outsourced email services is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, reduced operating margins and loss of market share, any of which could cause our business to suffer.

In the market for email and messaging services, we compete directly with outsourced email service providers, including Critical Path, Easylink Corporation (formerly Mail.com), USA.NET, United Messaging and USinteractive as well as with companies that develop and maintain in-house email solutions such as Microsoft and IBM. In addition, companies such as Openwave, (formerly Software.com) and iPlanet currently offer email software products to ISPs, web hosting companies, web portals and corporations. Furthermore, numerous small-scale email providers offer low-cost basic services, but without scalable systems or value-added functionality. These and other companies could potentially leverage their existing capabilities and relationships to enter the email service industry by redesigning their system architecture, pricing and marketing strategies to sell through to the entire market. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. In the future, ISPs, web hosting companies and outsourced application companies may broaden their service offerings to include outsourced email.

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


Our ability to increase our revenues will depend on our ability to successfully execute our sales and marketing plan.

The complexity of our Internet messaging services and the emerging nature of the outsourced email market require highly trained sales and marketing personnel to educate prospective customers regarding the use and benefits of our services. The majority of our sales and marketing personnel have only recently joined Commtouch and have limited experience working together. In addition we have limited experience in selling to enterprise customers and in successful channel selling. It will take time for these employees to learn how to market our enterprise solutions and to be integrated into our sales and marketing organization. Some of them may not succeed in making this transition. Additionally, we are unable to predict the success in selling newly introduced additional services that we have no experience marketing and are relying on these services to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against the bigger and more experienced sales and marketing organizations of our competitors.


We have a history of losses and may never achieve profitability.

We incurred net losses of approximately $4.4 million in 1998, $19.9 million in 1999 and $54.2 million in 2000. As of December 31, 2000, we had an accumulated deficit of approximately $85.8 million. We have not achieved profitability in any period, and we expect to continue to incur net losses for the foreseeable future. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our share price to decline.

Need For Additional Funds

We are dependent upon raising additional funds to finance our business. Our cash balance at March 31, 2001 was $13.3 million. We will need at least $5 million in additional funding in the near term in order to continue our business at the current level of operations for the next twelve months. If we fail to raise sufficient near term funding, we have developed a contingency plan which will be put into effect. The plan will require us to effect cost reductions by curtailing research and development operations, human resources expenses and other costs so as to allow us to continue a reduced level of operations for the next twelve months.

Assuming we either raise at least $5 million in additional funding in the near term or implement the contingency plan, we may nonetheless continue to be thinly capitalized, which may adversely affect our ability to expand our operations, to recruit and retain employees, to enter into agreements with vendors and customers, and to withstand changes in business conditions. We may, therefore, need to raise additional funds, through additional equity or debt financing, collaborative relationships, strategic alliances with commercial partners, or otherwise. There can be no assurance that we will be able to raise the necessary funds or that we will be able to do so on terms acceptable to us. Our inability to obtain adequate capital would limit our ability to continue our operations. Any such additional funding may result in significant dilution to existing stockholders.

Risk of Recession


Some of our customers continue to operate in the dot-com market based on internet-centric business models and are experiencing a significant economic slowdown and an inability to raise additional capital.

Our ability to collect outstanding receivables is significantly impacted by the liquidity issues of these customers and this may also impact our ability to sell future services and recognize future revenue despite committed contracts from them. This has had, and may continue to have, a negative impact on our ability to recognize future revenues and as a result, we may experience unexpected shortfalls in our future revenues.


The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel, many of whom have worked together for only a short period of time. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer, Amir Lev, our President and Chief Technical Officer, and Sunil Bhardwaj, our Chief Financial Officer who recently joined us, could materially and adversely affect our business. We do not have employment agreements with any of our senior management or other key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

Our recent head-count reduction from 486 employees to approximately 210 is significantly straining our managerial, operational and financial resources. We have significantly curtailed sales and marketing resources and this may compromise our ability to enhance revenues. We also will incur significant expenditures for wage continuance payments in connection with this personnel restructuring in order to comply with the WARN ACT 60 day notice requirements.


Our business and operating results could suffer if we do not successfully address the risks inherent in the expansion of our international operations.

At December 31, 2000 we had sales offices in the Israel, United States, England, Latin America and Japan. During the first quarter of 2001, we closed sales offices in New York, Miami and England. We intend to continue to seek ways to market our services in international markets by utilizing significant financial and managerial resources. We have limited experience in international operations and may not be able to compete effectively in international markets. The Company will face risks inherent in conducting business internationally, such as:

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


Technology Risks


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

We must continue to expand and adapt our network infrastructure to changing requirements and increasing numbers of end users. The expansion and adaptation of our network infrastructure will require substantial financial, operational and managerial resources. In addition, we depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion of the Internet. The ability of our network to continue to connect and manage an expanding number of customers, end users and messages at high transmission speeds is unproven and uncertain. We face risks related to our network's and the Internet's ability to operate with higher use levels while maintaining expected performance levels. To manage any further growth, we will need to improve or replace our existing operational, customer service and financial systems as well as our procedures and controls.


Although we are a leading global provider in our particular field of outsourced, email, we are a relatively small competitor in the electronic messaging industry as a whole. As a result, we may not have the resources to adapt to the changing technological requirements and the shifting consumer preferences of our industry.

The Internet messaging industry is characterized by rapid technological change, changes in end user requirements and preferences, and the emergence of new industry standards and practices that could render our existing services and proprietary technology obsolete. Our success depends, in part, on our ability to continually enhance our existing email and messaging services and to develop new services, functions and technology that address the increasingly sophisticated and varied needs of our prospective customers. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt our services to customer or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition.


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


Investment Risks


We may need additional capital.

We have invested heavily in technology and infrastructure development. We expect to continue to spend substantial financial and other resources on developing and introducing new service offerings and maintaining our sales and marketing and corporate management organizations, strategic relationships and operating infrastructure. We also expect to invest substantial resources in research and development projects to develop enhanced service provider messaging solutions.

Based on the cash balance at March 31, 2001 of $13.3 million, current projections of revenues, related expenses, the ability to further curtail certain discretionary expenses, in accordance with a board approved contingency plan, and a potential funding capability under the current equity line arrangement or other equity arrangement, the Company believes it has sufficient cash to continue operations for at least the next twelve months. However, to continue funding developments of its software products, the company needs to raise at least $5 million of additional cash by issuing equity under its existing equity line arrangement, and/or the Company needs to seek alternative sources of capital. Accordingly, the Board of Directors has retained William Blair & Company to render investment banking services in connection with a possible private placement of the Company's equity securities.


We are subject to several pending lawsuits the outcome of which may have a material adverse effect on us.

Following our restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California, against the Company and certain of our officers and directors, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's financial statements. While we are unable to predict the ultimate outcome of these claims we believe they are without merit and intend to vigorously defend ourselves.


If we cannot satisfy Nasdaq's maintenance requirements, it may delist our ordinary shares and we may not have an active public market for our ordinary shares, which would likely make our shares an illiquid investment.

Our ordinary shares are quoted on the Nasdaq National Market Market. To continue to be listed, our shares must have a minimum bid price of $1.00 per share, among other requirements. Recently, from time to time, our shares have had a minimum bid price of less than $1.00 per share. Consequently, we may not be able to satisfy the Nasdaq listing requirement in the future. If this occurs, trading in the shares may be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the "OTC Bulletin Board Service." As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares.

Nasdaq also may delist our shares if it deems it necessary to protect investors and the public interest.


If our shares are delisted, they may become subject to the SEC's "penny stock" rules and more difficult to sell.

SEC rules require brokers to provide information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the Nasdaq Stock Market. If our shares become "penny stock" that is not exempt from these SEC rules, these disclosure requirements may have the effect of reducing trading activity in our shares and making it more difficult for investors to sell. The rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before a transaction in a penny stock.


Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually own over five percent of our ordinary shares, beneficially own, in the aggregate, approximately 25% of our outstanding ordinary shares. If they vote together, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch.

Jan Eddy, the President and Chief Executive Officer of Wingra Technologies, beneficially owns approximately 5% of our outstanding ordinary shares issued to her in connection with our acquisition of Wingra Technologies on November 24, 2000.

InfoSpace beneficially owns approximately 5% of our outstanding ordinary shares. InfoSpace merged with Go2Net in October 2000. In connection with this merger InfoSpace assumed Go2Net shares, warrants and rights. In 1999, in connection with entering into an email services agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire in July 2004. Assuming exercise of the InfoSpace warrant on a net issuance basis, the warrant currently has no impact on beneficial ownership, as the warrant is currently underwater.

These  significant  shareholders  will be able to  significantly  influence  and possibly exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. InfoSpace will also have the right to name one director to our Board as long as it continues to hold at least 620,022 shares, including the shares issuable upon exercise of the InfoSpace warrant. They have named Thomas Camp to the Board under this provision. In addition, conflicts of interest may arise as a consequence of these significant shareholders control relationship with us, including:

     o conflicts between significant shareholders, and our other shareholders whose interests may differ with respect to, among other things our strategic direction or significant corporate transactions;

     o conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by these shareholders, on the other hand; or

     o conflicts related to existing or new contractual relationships between us, on the one hand, and these shareholders, on the other hand.


Substantial sales of our ordinary shares could adversely affect our share price.

The sale, or availability for sale, of substantial quantities of our ordinary shares may have the effect of depressing its market price. A large number of our ordinary shares which were previously subject to resale restrictions, are currently eligible for resale. In addition a significant number of shares will be eligible for resale at various dates in the future.

As previously mentioned, we have an agreement to issue equity under an equity line agreement with Torneaux, an institutional investor. The shares we issue under this agreement will dilute existing shareholders.

On November 24, 2000 the company announced its acquisition of Wingra Technologies for a purchase price of 1.29 million Commtouch ordinary shares and
0.3 million fully vested Commtouch options and warrants. The Company is required to register these shares and intends to file a registration statement shortly. Upon effectiveness of the registration, the shares can be freely traded which could adversely impact our share price.


Governmental Risks


If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and customers to protect our proprietary rights. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. Although we have not filed any patent applications, we may seek to patent certain software or other technology in the future. Any such future patent applications may not be issued within the scope of the claims we seek, or at all. We cannot be certain that our software does not infringe issued patents that may relate to our software products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products.

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


We may have liability for email content.

As a provider of email services, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via email. We do not and cannot screen all of the content generated by end users. Some foreign governments, such as the government of Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. Any imposition of liability could damage our reputation and hurt our business and operating results, or could result in criminal penalties.


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

Due to the global nature of the Web, it is possible that, although our transmissions currently originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union previously adopted a directive addressing data privacy that may result in limits on the collection and use of user information.

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


The government programs and benefits which we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the OCS, for the financing of a significant portion of our research and development expenditures in Israel. In 2000 we applied for additional grants and we may apply for additional grants in the future. In 1998, 1999 and 2000 we did not receive any grants from the OCS and we expect the percentage of our research and development expenditures financed from OCS grants will continue to remain quite low. The OCS budget has been subject to reductions which may affect the availability of funds for these grants in the future. Therefore, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants. In connection with research and development grants received from the OCS, we must make royalty payments to the OCS on the revenue derived from the sale of products, technologies and services developed with grants from the OCS unless such research and development projects are unsuccessful.

The terms of the OCS grants and the law pursuant to which the grants are made restrict our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. This restriction may limit our ability to enter into agreements or similar arrangements for those products or technologies, without OCS approval. We cannot be certain that the approvals of the OCS will be obtained on terms that are acceptable to us. In connection with our grant applications, we have made representations and covenants with the OCS. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with interest and penalties, and would likely be ineligible to receive OCS grants thereafter.


The tax benefits we are currently entitled to from the Government of Israel may be reduced or terminated in the future.

Pursuant to the Law for the Encouragement of Capital Investments, the Government of Israel through the Investment Center has granted "approved enterprise" status to a significant portion of our research and development efforts. The portion of our income derived from our approved enterprise program will be exempt from tax for a limited period commencing in the first year in which have taxable income, and will be subject to a reduced tax for an additional period. The benefits available to an approved enterprise are conditioned upon the fulfillment of conditions regarding a required amount of investments in fixed assets and a portion of these investments being made with net proceeds of equity capital raised by us as stipulated in applicable law and in the specific certificates of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the approved enterprise program. It is possible that these tax benefits may not be continued in the future at their current levels or at all.


Israeli courts might not enforce judgments rendered outside of Israel and it might therefore be difficult for an investor to recover any judgment against any of our officers or directors resident in Israel.

We are organized under the laws of Israel, and we maintain significant operations in Israel. Certain of our officers and directors named in this report reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. We have appointed Commtouch Software Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising from this report. We have not given our consent for our agent to accept service of process in connection with any other claim and it may therefore be difficult for an investor to effect service of process against us or any of our non-U.S. officers, directors and experts relating to any other claims. If a foreign judgment is enforced by an Israeli court, it may be payable in Israeli currency.


Provisions of Israeli law may delay, prevent or make difficult an acquisition of Commtouch, which could prevent a change of control and therefore depress the price of our shares.

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

Proposed tax reform in Israel may reduce our tax benefits, which might adversely affect our profitability.

On May 4, 2000 a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. In the interim, a new Israeli government has been formed, and there are indications that the new government may eliminate significant aspects of the proposed reform. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.


The new Israeli Companies Law, to which we are subject, has not yet been interpreted by the courts.

The new Israeli Companies Law became effective as of February 1, 2000, instituting major and comprehensive changes to Israeli corporate law. To date, Israeli courts have not fully reviewed or interpreted certain important aspects of the new Israeli Companies Law. Furthermore, to date the Israeli Minister of Justice has promulgated only a portion of the regulations required to implement the new Israeli Companies Law. As a result, there remain many questions concerning the application of the law, and shareholders instituting actions against Israeli companies, or against their directors, officers or controlling shareholders, may experience difficulties, as well as uncertainties in protecting their interests.


Item 4. Information on the Company.


Recent Acquisition

Please refer to Item 18 "Note 4: Wingra Acquisition"


Overview

We are a leading global provider of outsourced email and messaging solutions to small, medium and large enterprises and their service providers, as well as internet-centric organizations including web portals and web sites.

Our main  target  customers  include  companies  that  specialize  in  providing
communications  applications  to  enterprises:   ASPs,  ISPs,  telecoms,  CLECs,
wireless carriers, data centers, systems integrators, and IT consultants.

Email and messaging is complex and requires focus to implement, deliver and maintain. Today's robust solutions include: the ability to address both front-end and back-end requirements, anytime-anywhere access, and features such as anti-virus protection, unified messaging, calendaring, group scheduling, file sharing, and collaboration. Technologies for the future are necessitating that email and messaging adapt and change with the new innovations. With outsourced email and messaging being less expensive to construct and maintain than in-house "build" solutions, and with IT developers and administrators in short supply, and companies needing to focus resources on their area of core expertise, the demand for outsourced email and messaging has proliferated in the last several years. Our flexible technology and economies of scale enable us to provide email solutions in a cost-effective manner, allowing businesses to achieve significant economic advantages. As rapid time to market is often critical to our customers, our reputation for quick deployment is a significant advantage in the outsourced email and marketing industry. Additionally, we provide comprehensive maintenance and administration of our email services, which eliminates the need for our customers to undertake the significant burden of developing and maintaining an in-house email system.

With 10 years of experience in email and messaging and providing services in 26 languages in 180 countries, we have proven that our solutions, which utilize the cost-efficient Microsoft NT(R) platform, are quickly deliverable, scalable, reliable, and integrate well with a variety of communications applications that enterprises view as critical to providing them with a mission critical service and competitive advantage in the marketplace.

In addition to providing the infrastructure and software for enterprise-grade email and messaging solutions, we are also a service-driven company, providing 24/7 management for the customer, either remotely or onsite. We offer a variety of professional services to enterprises: facilitating the transition from legacy email and messaging systems to new, advanced systems (via our subsidiary Wingra Technologies); integrating email and messaging with such applications as wireless communications, video and audio communications, and customer relations management; and allowing for unified communications in which email, instant messaging, voice, and other data communications are accessible anytime, anywhere.

We are recognized as one of the few companies with the depth and breadth of expertise in email and messaging. We currently partner with a variety of organizations. We provide service level agreements (SLAs) for our customers that use our enterprise-grade email and messaging solutions.


Email & Messaging Industry Background

According to the Computer Industry Almanac, there will be approximately 490 million Internet users by year-end 2002, with more than 765 million by year-end 2005. The Almanac predicts that by 2002, the US will have 1/3 of total Internet users and the number will decline to 27% at year-end 2005. According to a report by e-Marketing, Inc., email is by far the most popular Internet application, used by 96% of all active Internet users. Many industry experts consider email, the "killer app" of the Internet.

Most industry analysts agree that the market for email and messaging is poised for growth within the next four years. According to IDC, the number of email mailboxes worldwide will reach 983 million by 2005 and the number of email messages sent on an average day will be 34.6 million in 2005.

There are a number of emerging technologies that provide opportunities for further use of email and messaging: anytime-anywhere communications including further use of wireless, broadband, DSL, and unified communications.

Ovum says 484 million people will make wireless connections by 2005. As a result short message service (SMS) has evolved. The GSM Association states that 15 billion SMS messages were sent worldwide via the global system for mobile communications (GSM).

Forrester says that by 2004, broadband will reach 52% of online households in North America. Cable modem and DSL penetration will jump from one-tenth of American households to more than half of online US homes in four years.

While consumers will eventually benefit from the advent of wireless and broadband technologies, the first to use anytime/anywhere email and messaging are likely to be small, medium and large enterprises. Radicati has projected that this segment of the market will attain revenue levels of $4.2 billion in 2004. Email and messaging will be delivered to enterprises directly by infrastructure providers, and also via channels - the service providers that enterprises have traditionally turned to for a variety of communications applications.

The term Application Service Provider (ASP) has steadily emerged over the last year and a half. IDC has indicated that while the model for the ASP market is focused on small and mid-sized enterprises (SMEs), larger businesses figured more prominently than anticipated. Gartner predicts that worldwide ASP service revenue will grow to $25.3 billion by the end of 2004. ASPs will become increasingly characterized by focus on industry verticals in the medium-term, offering services geared primarily towards the Financial Services and Public sectors. Those organizations that are effective at integrating email and messaging with applications and services can capitalize on a massive opportunity. According to a study conducted by Zona Research, email and messaging are the "killer apps" for ASPs, accounting for 60% of the type of applications used through an ASP.


Commtouch Offerings

We offer outsourced anytime-anywhere email and messaging solutions to three segments of the market:

    Large enterprises and their service providers

         o   Hosted Exchange

                  o Our carrier-grade messaging and collaboration hosting service enables small and medium enterprises and their service providers to create, store and share information, as well as act on that information with speed and intelligence.

                  o     Our  service  is  built  on  top-quality-hardware.   The
                        Microsoft(R) Exchange Hosting service includes the complete management and monitoring of systems, technical support and comes with a 99.5% availability guarantee.

                  o Our users benefit from McAfee(TM) virus protection and spam blocking, full Outlook functionality, and enhanced Outlook Web Access as well as public folders. Another feature, xManage(TM), a Commtouch developed, secure web-based administration tool, is brandable for resellers.

                  o xManage is a web-based service management tool that provides enterprises and resellers the ability to enable end-customers and users to self-administer their otherwise complex hosted Exchange environments without training, support or technical knowledge. xManage is the industry's leading tool for delivering Total Cost of Ownership (TCO) savings to corporations, as well as speed to market and customer value for new Exchange 2000 hosting resellers.

                  o Our optional services include VPN (virtual private network) support, a 99.9% high-availability Service Level Agreement (SLA) and automated mail migration via Exchange Migrator(TM), built by our subsidiary Wingra.

                  o Our growing list of advanced features that are scheduled to be rolled out during 2001 include wireless access, content filtering and policy management, as well as unified messaging features.


    Service Providers Targeted at Small and Medium Size Enterprises

         o Our Service Provider Solution enables service providers to easily manage the email and messaging features/services that they in turn provide to their end users, mainly small and medium size enterprises. Our solution provides:

                  o Anytime, anywhere access to accounts from standard desktop email clients (e.g. Microsoft Outlook, Qualcomm Eudora, or Netscape Messenger), Web browsers and wireless devices, such as WAP-enabled mobile phones.

                  o     Message notification on an advanced platform, to pagers,
                        mobile  phones,   instant  messengers  and  other  email
                        addresses.

                  o Integrated, Web-based applications, including calendar, task manager, contact center, notes, short message service (SMS), and more.

                  o Customization of the Web email client interface to extend an organization's brand.

                  o     Multiple language support for a multilingual user base.

         o We also offer Service Providers the option to license and install our software and technology, where circumstances allow. In this offering, the customer licenses the Service Provider Solution, installs it in-house, and offers messaging and email from its own data center facility. Advantages and features include:

                  o A complete software version of the Service Provider Solution, including all advanced features mentioned above.

                  o Complete design of the required architecture for running the Software.

                  o A dedicated installation team to install the system and software in a timely and cost effective fashion.

                  o A pricing model based on an upfront license fee, and an annual 20% support contract.

                  o     An   optional   24/7   remote   monitoring   and  system
                        administration   function  for  customers  that  require
                        on-going management.


         o Our Service Provider Solution provides comprehensive administrative capabilities

                  o Our well-documented XML APIs (application programming interface) allow a service provider to integrate email administrative activities and customer data into its current applications and systems.

                  o Our domain-level management gives the service provider the option of delegating administration to its customer to lower the service provider's support costs.

                  o Our detailed reports provide essential information for billing and usage statistics.

                  o Our ability to fully secure SSL management transactions ensure that service provider's data is safe.

                  o Our Online Management Center (OMC) provides the service provider with a user-friendly administration interface equipped with a broad-range of account provisioning functionality, as an alternative to using APIs.


    Internet-centric organizations (web portals and web sites that provide free email and messaging to their customers and site visitors)

         o Our solution is easy to use and provides a broad range of functionality. This includes the ability for end users to collect email from other email accounts, create folders, attach electronic documents, store messages, maintain a contact center, maintain an integrated calendar, create distribution lists and establish user profiles and signatures. Our service uses IMAP4, an advanced email protocol, which allows email folders to be accessed from multiple email environments.

         o The value of our solution is increased by our provision of additional services, such as those which allow end users to send and receive voicemail and pages from the emailbox; access the Web-based emailbox from an off-line client (such as Microsoft Outlook); and have email forwarded to other addresses.

         o Our solutions are aimed at increasing the potential for our customers to generate revenue by increasing the "stickiness" of their websites. We believe that traffic to our customers' websites should increase as end users frequently visit the website to check their email. The benefits of increased website stickiness include more frequent communication with end users, enhanced customer loyalty and the potential opportunity to generate revenues from advertising, direct marketing and e-commerce transactions.

Commtouch Strategy For Delivery of Its Core Services

Our objective is to be a leading global provider of outsourced, email and messaging services to enterprises and their service providers, while also continuing to provide email and messaging to internet-centric organizations. We plan to achieve this goal by pursuing the following key strategies:

         o Partner with well-respected providers and resellers of various communications applications to small, medium and large enterprises

         o Leverage our existing partnerships with well-respected providers and resellers of applications (e.g. Exodus, Intel, Microsoft, Network Associates) to do business with service providers that effectively sell to small, medium and large enterprises

         o Utilize our subsidiary Wingra Technologies and its migration expertise to move enterprises from their existing, legacy messaging systems to new advanced systems, including those offered by ourselves.

         o   Maintain our cost-effective technology platform.

                  o Our proprietary, open and scalable architecture gives us the flexibility to use servers that provide us with the best cost-quality combination and to leverage third-party hosting providers. This enables us to achieve a low service cost-per-emailbox while maintaining a high level of service quality. We will seek to maintain this cost-effective technology platform as we add additional functionality and features to our set of solutions.

         o   Provide   outsourced   email  and  messaging   solutions  and  24/7
             management.

         o   License our solutions.


Competitive Landscape

In the market for email and messaging services, we primarily compete directly with email and messaging service providers, including Critical Path, Easylink Corporation (formerly Mail.com), USA.NET, United Messaging and USinteractive as well as with companies that develop and maintain in-house email solutions. Openwave, Mirapoint and iPlanet each currently offers email software products to ISPs, web hosting companies, web portals and corporations.

Numerous small-scale email providers offer low-cost basic services, but without scalable systems or value-added functionality. In the future, telcos, ISPs, web hosting companies and outsourced application companies may broaden their service offerings to include outsourced email.

Our subsidiary Wingra Technologies is an expert at helping enterprises migrate from legacy systems to new, advanced email and messaging solutions. The Wingra migration capability may provide us with a channel through which we may supply our advanced email and messaging solutions. Also, Wingra migration may be employed by enterprises themselves and/or our competitors.

The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market; conceivably partnerships, alliances and even mergers among once-considered `competitors' are increasingly plausible.

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

We believe that our solution has the following competitive advantages:

         o   Highly customizable and flexible;

         o   Rapidly deployable;

         o   Availability in 26 languages;

         o   Designed to integrate numerous messaging applications; and

         o   Ability to effectively address multiple market needs.

However, despite our competitive positioning, we may not be able to compete successfully against current and future competitors.


Intellectual Property

We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have the following registered trademarks: COMMTOUCH
(registered in the U.S. and Australia); PRONTO (U.S. and other countries); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO FAMILY, PRONTO SECURE (Japan); PRONTO MAIL (Japan and New Zealand); ZAPZONE NETWORK AND ZZN (Israel). We also have the following pending trademark applications: COMMTOUCH (Israel and other countries), ZAPZONE NETWORK, ZZN (U.S. and other countries) and PRONTO (Mexico, European Community and India). Due to a change in our business focus, we will either abandon or attempt to assign our ZAPZONE, ZZN AND PRONTO related marks. It may be possible for unauthorized third parties to copy or reverse engineer certain portions of our products or obtain and use information that we regard as proprietary. Certain end user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United
States or abroad will be adequate or that competing companies will not independently develop similar technology.

Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other Intellectual property rights of third parties by ourselves and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

We also intend to continue to strategically license certain technology from third parties, including our mail server and SSL encryption technology. In the future, if we add certificate technology to its systems, we may license additional technology from third-party vendors. We cannot be certain that these third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products and services. These third-party in-licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product and service development until equivalent technology can be identified, licensed and integrated. Any such delays in services could cause our business, financial condition and operating results to suffer.

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


Employees

As of December 31, 2000, 1999 and 1998, we had 486, 214 and 47 full-time employees, respectively. We restructured our business units to further focus resources, and on March 31, 2001, we had 210 full-time employees. None of our U.S. employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to Commtouch's Israeli employees. These provisions principally concern the maximum length of the workday and workweek, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch's Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as "Managers' Insurance." This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee's base salary, and the employer contributes between 13.3% and 15.8% of the employee's base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee's base salary. We also provide certain employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary, and the employer contributes an amount equal to 7.5% of the employee's base salary.

Description of Property

Our principal executive offices are located at 6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 2029 Stierlin Court, Mountain View, California 94043, where our telephone number is (650) 864-2000. During the first quarter of 2001 we closed sales offices in New York, Miami and England. All of our properties are leased.

Item 5. Operating and Financial Review and Prospects.

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this report. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "expects," "anticipates," "believes," "intends," "plans," "seeks" and "estimates" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those set forth under "Item 3. Key Information." and in the Company's other filings with the Securities and Exchange Commission.

Overview

We are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users and employees.

Revenue Sources

Service Fees. During 2000, most of our email service revenues resulted from contracts that required our customers to pay us either a share of advertising revenues subject to a minimum annual revenue commitment or a monthly per emailbox price subject to a minimum commitment fee, and fees for direct marketing and communications services. In addition, the Company recognized revenue from sales of software licenses to end users.

Prior to 1999, some of our contracts with customers provided for email service fees based solely on a share of banner advertising revenue, recognized only when such revenues were earned by the customers, with no minimum annual commitment.

Direct E-marketing. E-commerce vendors seek channels through which they can market goods and services. Because of our installed user base and our agreements with our customers, we can assist e-commerce companies in distributing their services to our customers' end users who have opted to receive offers by email. We share with our customers the revenues from this direct e-marketing, which are earned either on a per-message basis, a referral basis, or as a commission on products sold. In the fourth quarter of 1998, we began to offer direct e-marketing opportunities to e-commerce vendors on a test basis. In 1999, we recognized 11% of our total revenues from MyPoints, a permission based email service company. In 2000, no direct e-marketing customer provided more the 10% of revenues.

Strategic Transaction with Go2Net (InfoSpace)

InfoSpace merged with Go2Net in October 2000. In connection with this merger InfoSpace assumed Go2Net shares, warrants and rights.

In 1999, concurrent with the sale of our shares in the initial public offering, we entered into an agreement with InfoSpace, a network of branded, technology- and community-driven websites focused on personal finance, commerce, and games. InfoSpace also develops Web-related software. Pursuant to the agreement we are offering InfoSpace's end users a private label email service, including our email, calendaring and other services. The services are customized to the look and feel of InfoSpace's websites. The terms of this agreement are substantially the same as our commercial agreements with other customers except that we have agreed to share a materially greater portion of our advertising revenues with InfoSpace than we are sharing under other similar agreements. In addition, in connection with the agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at a per share exercise price of $12.80, subject to adjustment as set forth in the warrant. The warrant is fully vested and non-forfeitable. The warrant will expire on July 16, 2004, the fifth anniversary of the initial public offering. The fair value of the warrant, estimated at $5.8 million, is being amortized to operating expenses ratably over the minimum term of the agreement, which is one year. Simultaneously with the sale of the shares in the initial public offering, we sold a total of 1,344,086 ordinary shares to InfoSpace and Vulcan Ventures Incorporated at $14.88 per share in a private placement. In the future, we may have to issue in-the-money warrants to acquire our ordinary shares to customers who provide us with a large base of potential end users. We may also have to provide these customers with more favorable commercial terms than we have previously provided to our customers. The issuance of in-the-money warrants and the grant of more favorable terms to customers may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall.

Results of Operations

The following table sets forth financial data for the years ended December 31, 1998, 1999 and 2000 (in thousands):

                                                                             Year Ended December 31,
                                                                   --------------------------------------------
                                                                     1998              1999              2000
                                                                   --------          --------          --------
Revenues:

 Email services ................................................   $    389         $   4,251          $ 17,965
 Software license revenues......................................         --                --             1,150
                                                                   --------          --------          --------
   Total revenues ..............................................        389             4,251            19,115
                                                                   --------          --------          --------
Cost of revenues:
 Email services ................................................        569             3,643            11,864
 Software license revenues .....................................         --                --                --
                                                                   --------          --------          --------
   Total cost of revenues ......................................        569             3,643            11,864
                                                                   --------          --------          --------
 Gross profit (loss) ...........................................       (180)              608             7,251
                                                                   --------          --------          --------
Operating expenses:
 Research and development.......................................      1,149             2,942            10,357
 Sales and marketing ...........................................      2,001             7,722            26,585
 General and administrative ....................................        604             4,328            13,621
 In-process research and development............................         --                --             1,280
 Amortization of prepaid marketing expenses ....................         --             3,263             4,508
 Amortization of stock-based employee deferred compensation ....         91             3,436             3,050
                                                                   --------          --------          --------
   Total operating expenses ....................................      3,845            21,691            59,401
                                                                   --------          --------          --------
Operating loss .................................................     (4,025)          (21,083)          (52,150)
 Interest and other income (expenses), net .....................       (326)            1,232             2,870
 Write-off impaired investments.................................         --                --            (5,000)
 Minority interest..............................................         --                --                55
                                                                   --------          --------          --------
Net loss .......................................................   $ (4,351)         $(19,851)         $(54,225)
                                                                   ========          ========          ========

Comparison of Years Ended December 31, 2000 and 1999

Revenues. Email service revenues increased 323% from $4.3 million in 1999 to $18.0 million in 2000. We recognized revenue of $1.1 million from the sale of licenses in 2000. Revenues from MyPoints, a permission based email service company, represented 11% of total revenues during 1999. In 2000, no customer accounted for more than 10% of revenues.

Cost of Revenues. Cost of revenues increased 226% from $3.6 million in 1999 to $11.9 million in 2000, due to the increase in contracts with customers during 2000 and the related service provided. Cost of revenues consisted primarily of costs related to Internet data center services from third-party providers, depreciation of equipment, Internet access, personnel and related costs. In 2000 we sized our hosting infrastructure for substantial growth. Recently, in light of the economic slowdown and a significantly lower estimate of revenue growth, we have limited the increase in our hosting infrastructure costs. As revenues increase over current levels we expect cost of revenues to decrease as a percentage of email service revenues due to economies of scale.

Research and Development. Research and development expenses increased 252% from $2.9 million in 1999 to $10.4 million in 2000 due to an increase in personnel and other related costs. In previous years, we received royalty-bearing grants from the Israeli government, recorded as a reduction of research and development costs. The Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the success of the related projects. We believe that we have no obligation for royalties as the related projects were unsuccessful. However, the ultimate liability is subject to review by the Israeli government.

We have recently reduced research and development personnel by eliminating other than a few core projects aligned with our strategic direction. Based on these eliminations we expect costs to decline on an absolute basis.

Sales and Marketing. Sales and marketing expenses increased 244% from $7.7 million in 1999 to $26.6 million in 2000, due to increased personnel and related costs, public relations, other marketing expenses and direct sales costs to support the growth of our email service revenues. Recently we have reduced our sales and marketing personnel in line with expected revenue levels and to reflect the Companies new channel selling and marketing focus. Previously company personnel were focused on direct sales efforts.

General and Administrative. General and administrative expenses increased 215% from $4.3 million in 1999 to $13.6 million in 2000, due primarily to substantially higher personnel and related costs, facility costs, higher fees for outside professional services and other costs to support the growth of our email service revenues.

Amortization of Prepaid Marketing Expenses. Our amortization of prepaid marketing expenses related to the InfoSpace and Microsoft warrants increased 38% from $3.3 million for 1999 to $4.5 million for 2000. The prepaid marketing expense is being amortized using the straight-line method over the one-year minimum term of each of the commercial agreements.

Amortization of Stock-Based Employee Deferred Compensation. Our stock-based employee deferred compensation expenses decreased 11% from $3.4 million for 1999 to $3.1 million for 2000. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years.

Interest and Other Income (Expense), Net. Our interest and other income (expense), net, increased from a net income of $1.2 million for 1999 to a net income of $2.9 million for 2000, due primarily to increased interest income earned from cash equivalents and marketable securities.

Write-Off Impaired Investments. The Company invested $7 million in the first nine months of 2000 in certain Internet centric businesses in which the company believed it had a significant ongoing strategic interest. However, due to the economic slowdown and the significant decline in capital available to and in valuations of these privately funded Internet centric businesses, the Company believes a portion of these investments are impaired. Accordingly, the Company recorded a charge of $5 million to reflect impairment of this asset below its recorded cost.

Minority Interest. Minority interest represents a stockholders' proportionate share of the equity of Commtouch, K.K. (Japan) or 5.83%. At December 31, 2000, the Company owned 94.17% of the equity and voting rights of Commtouch, K.K. (Japan).

Income Taxes. As of December 31, 2000, we had approximately $38.0 million of Israeli net operating loss carry-forwards and $33.6 million of U.S. federal net operating loss carry-forwards available to offset future taxable income. The U.S. net operating loss carry-forwards will expire in various amounts in the years 2008 to 2021. The Israeli net operating loss carry-forwards have no expiration date.

Comparison of Years Ended December 31, 1999 and 1998

Revenues. Email service revenues increased 993% from $0.4 million 1998 to $4.3 million in 1999. One customer, Excite, represented 54% of the revenue in 1998. Revenues from MyPoints, a permission based email service company, represented 11% of total revenues during 1999.

Cost of Revenues. Cost of revenues increased 540% from $0.6 million in 1998 to $3.6 million in 1999, due to the increase in contracts with customers during 1999 and the related service provided. Cost of revenues consisted primarily of costs related to Internet data center services from a third-party provider, depreciation of equipment, Internet access, personnel and related costs.

Research and Development Costs. Research and development expenses increased 156% from $1.1 million in 1998 to $2.9 million in 1999 due to an increase in personnel and other related costs. In previous years, we received royalty-bearing grants from the Israeli government, recorded as a reduction of research and development costs. We have an obligation to pay royalties to the Israeli government with a remaining future liability of $0.3 million. In 1998, we transferred several key research and development personnel into our operations group to support and maintain our newly developed Web-based email services infrastructure. Costs relating to these personnel were included in cost of revenues in 1998.

Sales and Marketing. Sales and marketing expenses increased 286% from $2.0 million in 1998 to $7.7 million in 1999, due to increased personnel and related costs, public relations, other marketing expenses and direct sales costs to support the growth of our email service revenues.

General and Administrative. General and administrative expenses increased 617% from $0.6 million in 1998 to $4.3 million in 1999, due primarily to substantially higher personnel and related costs, facility costs, higher fees for outside professional services and other costs to support the growth of our email service revenues.

Amortization of Prepaid Marketing Expenses. Amortization of prepaid marketing expenses related to the InfoSpace and Microsoft warrants and totaled $3.3 million for 1999. The prepaid marketing expense is being amortized using the straight-line method over the one-year minimum term of each of the commercial agreements.

Amortization of Stock-based Employee Deferred Compensation. Our stock-based employee deferred compensation expenses increased from $0.1 million for 1998 to $3.4 million for 1999. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years.

Interest and Other Income (Expense), Net. Our interest and other income (expense), net, increased from a net expense of $0.3 million for 1998 to a net income of $1.2 million for 1999, due primarily to increased interest income earned from cash equivalents and marketable securities.

Income Taxes. As of December 31, 1999, we had approximately $22.5 million of Israeli net operating loss carry-forwards and $14.2 million of U.S. federal net operating loss carry-forwards available to offset future taxable income. The U.S. net operating loss carry-forwards will expire in various amounts in the years 2008 to 2020. The Israeli net operating loss carry-forwards have no expiration date.

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2000. This information has been derived from the Company's consolidated unaudited financial statements, which, in management's opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                                Three Months Ended
                                               ------------------------------------------------------------------------------------
                                               Mar. 31,  Jun. 30,   Sept. 30,  Dec. 31,   Mar. 31,   Jun. 30,  Sept. 30,    Dec. 31,
                                                1999       1999       1999       1999       2000       2000       2000        2000
                                               -------    -------    -------    -------    -------    -------    -------    -------
                                                                                   (in thousands)
                                                                                    (unaudited)
Email service revenues .....................   $   346    $   552    $ 1,117    $ 2,236    $ 3,597   $  5,009   $  4,747   $  4,612
Software license revenues...................       --         --         --         --         --         --         500        650
                                               -------    -------    -------    -------    -------    -------    -------    -------
Total revenues..............................       346        552      1,117      2,236      3,597      5,009      5,247      5,262
                                               -------    -------    -------    -------    -------    -------    -------    -------
Cost of email service revenues .............       435        605      1,043      1,560      2,121      2,784      3,025      3,934
Cost of software license revenues...........       --         --         --         --         --         --         --         --
                                               -------    -------    -------    -------    -------    -------    -------    -------
Total cost of revenues......................       435        605      1,043      1,560      2,121      2,784      3,025      3,934
                                               -------    -------    -------    -------    -------    -------    -------    -------
Gross profit (loss) ........................       (89)       (53)        74        676      1,476      2,225      2,222      1,328
                                               -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses:
 Research and development...................       340        510        857      1,235      1,993      2,270      2,561      3,533
 Sales and marketing .......................       608      1,363      2,368      3,383      4,746      6,404      6,337      9,098
 General and administrative ................       617        683      1,345      1,683      2,106      2,576      3,184      5,755
 In-process research and development........       --         --         --         --         --         --         --       1,280
 Amortization of prepaid
   marketing expenses ......................       --         --       1,464      1,799      1,941      1,941        476        150
 Amortization of stock-based
   employee compensation ...................       386      1,013      1,096        941        763        762        763        762
                                               -------    -------    -------    -------    -------    -------    -------    -------
   Total operating expenses ................     1,951      3,569      7,130      9,041     11,549     13,953     13,321     20,578
                                               -------    -------    -------    -------    -------    -------    -------    -------
Operating loss .............................    (2,040)    (3,622)    (7,056)    (8,365)   (10,073)   (11,728)   (11,099)   (19,250)
Interest and other income
 (expenses), net ...........................      (271)         6        577        920        938        931        883        118
Write-off impaired investments.............        --         --         --         --         --         --         --      (5,000)
Minority interest...........................       --         --         --         --         --         --         --          55
                                               -------    -------    -------    -------    -------    -------    -------    -------
Net loss ...................................   $(2,311)   $(3,616)   $(6,479)   $(7,445)   $(9,135)  $(10,797)  $(10,216)  $(24,077)
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

As of December 31, 2000, we had approximately $29.4 million of cash to fund operations in 2001. In 2000 we utilized $31.2 million of cash to fund operating losses, $19.1 million for purchasing property, plant and equipment and $7.0 million to invest in companies who we had strategic alliances with. Net cash provided by financing activities was $2.3 million in 2000. To limit our cash expenses in 2001 we have significantly reduced staff from 486 at December 31, 2000 to approximately 210 at March 31, 2001, curtailed discretionary expenses, made available for sub-lease excess facilities and limited capital expenditures. These actions were possible due to a significant decline in our revenue growth due to competitive factors and a slowing economic environment.

On January 23, 2001 we entered into an ordinary share purchase agreement with Torneaux Fund Ltd., a Bahamian limited liability company. Beginning on January 23, 2001 and continuing for 24 months thereafter, we may in our sole discretion sell our ordinary shares, par value NIS .05 per share, to Torneaux. The 24-month period is divided into 18 pricing periods, each consisting of 20 trading days on the Nasdaq National Market or any other market which is at the time the principal trading market for our ordinary shares. In addition, at the time of each sale, we may issue to Torneaux call options to purchase ordinary shares up to a maximum of the same number of shares to be purchased by Torneaux in the share issuance, which expire at the end of the pricing period unless exercised. We must deliver shares purchased in the draw down or on exercise of the option in two installments, one at the end of each 10-day period during the 20-day pricing period, at which time we will receive payment.

Torneaux's purchase price, and consequently the number of shares purchased, will fluctuate based upon the daily volume weighted average price over a 20-day trading period. In each draw down we will notify Torneaux of the dollar amount of shares which we will sell, the commencement date of the pricing period, and the threshold price which must be at least $2 or a lower amount if mutually agreed. The threshold price is the lowest price per share (less a stated discount) at which we will issue shares.

In the first quarter of 1999, we issued Series C Convertible Preferred Shares to investors resulting in net proceeds of $5.3 million. In the second quarter of 1999, we issued to investors Convertible Promissory Notes which later converted into 42,081 Series D Convertible Preferred Shares, resulting in net proceeds of approximately $13.2 million. All of our convertible preferred shares automatically converted into ordinary shares upon the closing of our initial public offering on July 16, 1999. On July 16, 1999, we raised $70.8 million, net of underwriters commissions, from our initial public offering (including the exercise of the underwriters' overallotment option) and the private placement of our ordinary shares in connection with the strategic partnership with InfoSpace and Vulcan Ventures. On December 29, 1999 we raised an additional $20.0 million from the sale of ordinary shares to Microsoft Corporation upon the exercise of a warrant issued in connection with an email services agreement with Microsoft.

No additional amounts were raised, received or borrowed during 2000 except proceeds received from the issuance of shares related to the exercise of stock options and receipt of funds from an investor in Commtouch Japan. As of December 31, 2000, we had $20.8 million in cash and cash equivalents and $8.6 million in marketable securities.

As of December 31, 2000, we had net working capital of $23.8 million.

Based on the cash balance at March 31, 2001 of $13.3 million, current projections of revenues, related expenses, the ability to further curtail certain discretionary expenses, in accordance with a board approved contingency plan, and a potential funding capability under the current equity line arrangement or other equity arrangement, the Company believes it has sufficient cash to continue operations for at least the next twelve months. However, to continue funding developments of its software products, the company needs to raise at least $5 million of additional cash by issuing equity under its existing equity line arrangement, and/or the Company needs to seek alternative sources of capital. Accordingly, the Board of Directors has retained William Blair & Company to render investment banking services in connection with a possible private placement of the Company's equity securities.


Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in three separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax. Since we have incurred tax losses in every year through 2000, we have not yet used the tax benefits for which we are eligible.

Impact of Inflation and Currency Fluctuations

Mostof our sales are in U.S. dollars. However, a significant portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. Costs not denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of our financial statements and reporting. Costs not denominated in U.S. dollars will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency as compared to the U.S. dollar or if the timing of such devaluation lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from customers in Europe and Asia.

The annual rate of inflation in Israel was 0% in 2000, 1.3% in 1999 and 8.6% in 1998. The NIS was devalued against the U.S. dollar by approximately -2.7% in 2000, 0.17% in 1999 and 17.6% in 1998. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 4.041 for one U.S. dollar on December 31, 2000. Note that the representative dollar exchange rate was NIS 4.192 at April 1, 2001.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in the consolidated financial statements in current operations.

Item 6. Directors, Senior Management and Employees

The following table sets forth certain information regarding our executive officers and directors at May 1, 2001:

                                Beneficial
                                Ownership
Name                       Age  >1%(3)                         Position
----                       ---  ---------                      --------
Allan Barkat(1) ........... 41    4.6%              Director
Amir Lev .................. 41    3.3%              President, Chief Technology Officer and Director
Carolyn Chin............... 53     --               Chairman of the Board of Directors
Elton King................. 54     --               Director
Gideon Mantel(1) .......... 41    3.0%              Chief Executive Officer and Director
Nahum Sharfman(1) ......... 53    2.2%              Director
Richard Sorkin ............ 39     --               Director
Sunil Bhardwaj ............ 45     --               Chief Financial Officer
Thomas Calandra(2) ........ 44     --               Director
Thomas Camp(2) ............ 37    5.4%              Director
Yair Safrai(2) ............ 42    2.3%              Director

------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) For purposes of this table, a person or group of persons is deemed to have beneficial ownership of shares of the Company's common stock which such person or group has the right to acquire on or within 60 days after March 31, 2001. Unless otherwise indicated, to the Company's knowledge the person named has sole voting and investment power, or shares voting and/or investment power with such person's spouse, with respect to all shares beneficially owned by that person.

Other Management Employees:

The following table sets forth the names and positions of other management employees:

Name                  Age                      Position
----                  ---                      --------
Aviel Tenenbaum......  37  Vice President, Asia Pacific
Avner Amram..........  38  Senior Vice President, Operations, Commtouch Inc.
Eliezer Parnafes.....  35  Vice President, Finance and IR, Commtouch Ltd.
Griffin Palmer.......  46  Vice President, North American Sales, Commtouch, Inc.
Jan Eddy.............  51  President, Wingra Technologies Inc.
Ronni Zahavi.........  33  Vice President, Human Resources

Allan Barkat has served as a Director of Commtouch since February 1996. In addition, Mr. Barkat served as Chairman of the Board of Directors from April 1999 to April 2001. From June 1999 to the present, Mr. Barkat has been a Managing Director of Apax Partner Ventures Israel, Ltd. From March 1997 to the present, Mr. Barkat has been a Managing Director of Apax-Leumi Partners, Ltd. the investment advisor to Israel Growth Fund, LP, a technology-focused venture capital fund. From January 1995 to March 1997, Mr. Barkat served as an Assistant Director of Apax-Leumi Partners Ltd. From 1992 to 1994, Mr. Barkat served as Vice President of Marketing & Sales of DSP Communications Group, Inc., a wireless semiconductor company. Mr. Barkat has also served as a director of Fundtech Ltd. and Ceragon Networks. Mr. Barkat received a B.Sc. from the Technion, Haifa and has completed an Executive MBA from the Kellog-Recanati program.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and in May 2000 became President. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem.

Carolyn Chin has served as the Chairman of the Board of Directors since May 2001. Ms. Chin has served as a Director of Commtouch since August 2000. Ms. Chin has 30 years of experience in information technology, marketing, media, telecommunications, retailing, health care, education and small business market segments. She has held a number of senior executive positions including at:
Reuters, Market XT, IBM, Citibank, AT&T, Macy's and in the US Government. She has served on over 30 boards and committees. Ms. Chin has also received numerous honors including selection as a White House Fellow and the Committee of 100 (prominent Chinese-Americans). She graduated with an MBA from the Harvard Business School and a BS in Management Engineering from Rensselaer Polytechnic Institute.

Elton King joined the Commtouch Board of Directors in October 2000. Mr. King brings extensive experience in the telecommunications industry to the Commtouch Board. At BellSouth, Mr. King served as the Group president of 35,000-person strong Network and Carrier Services and was responsible for marketing, provisioning and maintaining network products and services to telecommunications providers including BellSouth Telecommunications, Inc.'s Customer Operations Units, long distance carriers and CLECs (competitive local exchange carriers). Mr. King was a member of the executive committee and board of BellSouth Telecommunications, Inc., and is currently a member of the boards of directors for Cleco Corporation, Hibernia Corporation and Hibernia National Bank where he serves on the executive committee, audit committee, chairman-compensation committee and governance committee. Mr. King has held numerous community affiliated positions including chairman of the New Orleans and the River Region Chamber of Commerce, chairman of the Economic Development Council of New Orleans and the River region, chairman Unit 1 for United Way, and chairman of the Greater New Orleans U.S. Savings Bonds Campaign.

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

Nahum Sharfman rejoined the Board in March 2000. Mr. Sharfman is a co-founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board from its inception in February 1991. In November 1997 Mr. Sharfman stepped down as Chief Executive Officer to become a founder of Dealtime.com. Mr. Sharfman remained Chairman of the Board of Commtouch until he resigned in January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr. Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion, Haifa.

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

Sunil Bhardwaj joined Commtouch as Chief Financial Officer in December 2000. Mr. Bhardwaj has over 25 years of senior financial experience, most recently as Chief Financial Officer of Consolidated Freightways Corporation where he advised the company on acquisitions, negotiated deals and worked on refinancing lines of credit. He previously held positions as assistant controller, Vice President, Internal Control and Treasurer. Mr. Bhardwaj's prior experience also includes 14 years in public accounting, most recently at Arthur Andersen & Company. Mr. Bhardwaj holds a Bachelor degree in accounting and finance from the University of Delhi.

Thomas Calandra has served as a Director of Commtouch since April 2000. Mr. Calandra has served as Editor-in-Chief and Executive Vice President of News, CBS MarketWatch.com (MKTW), since October 1997. He is also editor-in-chief of Financial Times MarketWatch in London. From March 1996 to October 1997, Mr. Calandra was Editor-in-Chief and Vice President of News at Data Broadcasting
(DBCC), the predecessor to CBS MarketWatch. From December 1993 to February 1996, Mr. Calandra was editor of USA Today's Online Money Section and editor and financial reporter at Bloomberg London. Mr. Calandra received a B.A. from the City University of New York at Brooklyn College and a M.A. in English from the University of Arizona.

Thomas Camp has served as a Director of Commtouch since July 1999. Since October 2000, Mr. Camp has served as Senior Vice President, Business Development, at InfoSpace, a global provider of private label hosted software and infrastructure services on wireless, broadband and narrowband platforms. From April 1999 to October 2000, Mr. Camp served as Vice President, Business Development, at Go2Net, a network of branded, technology and community driven websites, which merged with InfoSpace in October 2000. From September 1990 to April 1999, he was an attorney with the law firm of Hutchins, Wheeler & Dittmar, most recently as a stockholder. Mr. Camp received a B.A. from Tufts University, an M.B.A. from Boston College Graduate School of Management and a J.D. from Boston College Law School. Go2Net and Vulcan Ventures Incorporated entered into an agreement with us in which they purchased shares and received a warrant to purchase additional shares. Under that agreement, they have the right to name one director to our board, as long as they continue to hold at least 25% of their combined number of shares and the shares available to Go2Net upon exercise of the warrant. Mr. Camp was appointed to the board pursuant to that agreement. In connection with the merger of Go2Net and InfoSpace, Go2Net's shares, warrants and rights under that agreement were assumed by InfoSpace.

Yair Safrai has served as a Director of Commtouch since January 1999. From September 1996 to the present, Mr. Safrai has served as a General Partner of Concord Ventures, a technology-focused venture capital fund. From July 1994 to September 1996, Mr. Safrai served as Vice President of Nitzanim, a venture capital fund. Mr. Safrai received a B.A. in Management and Economics from Tel Aviv University, an M.A. from the University of Pennsylvania, and an M.B.A. from the Wharton Business School, University of Pennsylvania.

Aviel Tenenbaum has served as Vice President of Asia Pacific Sales for Commtouch Software Ltd. since July 2000. Mr. Tenenbaum has 10 years of experience in the IT industry in management, international business development and sales. His background includes: CEO of the largest portal in Israel; founder and CEO of two start-up technology companies, in the fields of messaging, ecommerce and electronic content. Mr. Tenenbaum served as a captain in the Israeli army, where he gained extensive experience in macro economic analysis and long-term assessments on global subjects. Mr. Tenenbaum holds an MBA in Marketing Management and Global Business Studies from Tel Aviv University and a BA in Economics and East Asian Studies from the Hebrew University in Jerusalem.

Avner Amram has served as Senior Vice President, Operations of Commtouch Inc. since April 1999. Mr. Amram was Director of Operations of Commtouch Inc. from March 1998 to April 1999 and a Software Team Leader from March 1996 to March 1998. Mr. Amram received a B.Sc. in Computer Science from the Technion, Haifa.

Eliezer Parnafes has served as Vice President of Finance & Investor Relations of Commtouch, Ltd. since September 2000. From June 1996 to August 2000, Mr. Parnafes was Chief Financial Officer and Vice President of Finance for The Payton Group, a public Israeli High-Tech concern with operations in Israel, USA, Taiwan and India. From June 1994 to May 1996, Mr. Parnafes was controller for The Payton Group. Prior to June 1994, Mr. Parnafes obtained experience with various public accounting firms. Mr. Parnafes holds an MBA from the Hebrew University in Jerusalem in addition to a Bachelor of Academics in Accounting and Economy. Mr. Parnafes is a Certified Public Accountant.

Griffin Palmer has served as Vice President of Sales & Business Development of Commtouch, Inc. since September 2000. Before joining Commtouch, Mr. Palmer was Vice President of Sales at High End Systems in Austin, Texas. His experience in the automated electronics and imbedded software business helped High End acquire other industry leaders in the control software platform space and successfully develop distributor and dealer channels through which he more than tripled annual revenues. Mr. Palmer opened sales offices for High End Systems in six locations including Los Angeles, Miami, Orlando, Toronto, New York and London. Prior to his role at High End Systems, Mr. Palmer was the Chief Executive Officer and owner of Core Systems, a technical integration firm.

Jan Eddy has served as President of Wingra Technologies Inc. since 1991. Ms. Eddy has over 25 years of experience in the computer software industry in both public and private sectors. Prior to acquiring Wingra in 1991, she was president of Office Solutions, Inc., a PC software development company listed in the INC 500, which she sold to a public corporation. Her software engineering, IT management, and entrepreneurial skills provide a unique blend of perspectives as she manages Wingra's strategic business operations. Ms. Eddy is involved with economic development, entrepreneurial, and technology related activities, and holds various directorships.

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

Election of Directors

Directors (other than outside directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the next annual general meeting following the annual general meeting or general meeting at which such Director is elected and until his successor is elected or until he is removed. An annual general meeting shall be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders as aforesaid, the Board of Directors may appoint new directors temporarily to fill vacancies on the Board of Directors. The Articles of Association of Commtouch authorize ten directors or such greater number as may be determined from time to time by an ordinary resolution of the shareholders. There are no family relationships among any of the directors, officers or key employees of Commtouch.

Alternate Directors

The Articles of Association of Commtouch provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, the alternate may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides) and the alternate is not entitled to remuneration. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

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

However, regulations under the new Companies Law relating to foreign private issuers include provisions allowing for directors appointed prior to the effective date of such Law to act as outside directors without the need for shareholder approval, provided they meet certain criteria.

The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside director ceases to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to the company. Each committee of a company's Board of Directors must include at least one outside director. An outside director is entitled to compensation as provided in the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

In addition, the Nasdaq National Market requires Commtouch to have at least two independent directors on our Board of Directors and to establish an audit committee, at least a majority of whose members are independent of management. We have appointed directors who qualify both as independent directors under the Nasdaq National Market requirements and as outside directors under the Companies Law.

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

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company's independent accountant or its representative. During 2000, the Company appointed a qualified internal auditor.

Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders

The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and such person's personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder. Each person listed in the first table that appears above at the beginning of this Item 6 is an office holder.

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

Compensation Committee Interlocks and Insider Participation

The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for Commtouch's directors, officers and other employees and for administering various incentive compensation and benefit plans. The Compensation Committee consists of the Chief Executive Officer and two other Directors. Allan Barkat, as an outside director, and Nahum Sharfman are currently the two other directors on the Compensation Committee.

Conflicts of interest may arise as a consequence of the relationship of one of our directors, Thomas Camp, with InfoSpace, including conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by InfoSpace or their affiliates, on the other hand, or conflicts related to existing or new contractual relationships between us, on the one hand, or by InfoSpace or their affiliates, on the other hand. Transactions between us and our officers and directors, and extraordinary transactions between us and our principal shareholders or a third party if a principal shareholder has a personal interest in such transaction generally require the approval of a majority of the board of directors, including a majority of the independent and disinterested outside directors, and in some circumstances, audit committee and shareholder approvals as well (See "Approval of Certain Transactions").

Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. Our Articles of Association allow us to insure and indemnify office holders to the fullest extent permitted by law provided such insurance or indemnification is approved in accordance with the new Companies Law. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.

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

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (11 persons) in 2000 was approximately $543,000. During the same period Commtouch accrued or set aside approximately $28,000 for the same group to provide pension, retirement or similar benefits. As of December 31, 2000, directors and executive officers of Commtouch (11 persons) held stock options to purchase an aggregate of 825,080 ordinary shares.

Options to Purchase Securities from Registrant or Subsidiaries.

As of March 31, 2001, stock options to purchase 3,621,933 ordinary shares had been granted to employees, consultants, executive officers and non-employee directors under the Company's stock option plans, net of cancelled options. Of that number 2,476,919 had not been exercised and had exercise prices ranging from $0.01 to $66.50 per share and a weighted average per share exercise price of $19.51, and were held by 332 persons; these options have termination dates ranging from April 2005 to May 2011. At March 31, 2001, the persons named in
Item 6 as a group (11 persons) held options to acquire 795,080 Ordinary Shares. Reference is also made to the information contained in Item 7 below.

Employees

See Item 4: Employees


Item 7. Major Shareholders and Related Party Transactions.


The following table presents information with respect to beneficial ownership of our ordinary shares as of March 31, 2001:

     o each person or entity known to Commtouch to own beneficially more than five percent of Commtouch's ordinary shares, and

     o   all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 16,970,584 ordinary shares outstanding as of March 31, 2001 (Note that the InfoSpace warrant of 1,136,000 shares is underwater based the market price on March 31, 2001 and an exercise price of $12.80 per share, as such the warrants have no impact on the percentage of ownership computation). Ordinary shares issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.


                                                         Amount  Percent of
                                                         Owned      Class
                                                       --------- ----------


Thomas Camp (InfoSpace)(1)                               911,682    5.37%
Jan Eddy (President: Wingra Technologies Inc.)           881,947    5.20%
All directors and officers as a group (11 persons)     3,590,208   20.85%


(1) Mr. Camp, who is a director of the Company, is the Senior Vice President, Business Development at InfoSpace, and as such, may be deemed to beneficially own such shares. Mr. Camp disclaims beneficial ownership of all such ordinary shares.

Interest of Management in Certain Transactions.

Relationship with InfoSpace

Concurrent with the closing of the initial public offering, our U.S. subsidiary, Commtouch Inc., entered into a Customized Web-based Email Service Agreement with InfoSpace. Under that agreement, we provide customer email services, including calendaring and other products and services, to end users of InfoSpace's various properties, which may include cable subscribers of Charter Communications and its affiliates, users of services offered by High Speed Access Corp. and any browser, website, ISP or similar service that InfoSpace sponsors or provides content to. Under the agreement, Commtouch hosts, serves and maintains the email, calendaring and other services and InfoSpace sells advertising to be displayed in the products and services. InfoSpace will pay Commtouch a share of revenues from advertising generated from email, calendaring or other services and related upgrades provided by Commtouch for InfoSpace's users. The agreement between Commtouch and InfoSpace has a three year duration, but InfoSpace has the right on each anniversary to terminate the agreement. InfoSpace also has the right to terminate the agreement if there are technical problems with the products or services provided by Commtouch. The performance specifications set forth in the agreement include requiring us to maintain certain levels of email system availability and response time, as well as technical support to InfoSpace's email end users and to InfoSpace, among other things.

In connection with entering into the email services agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire five years from the date of the email service agreement.

Concurrent with our entering into the email services agreement, we issued $13.3 million in ordinary shares to InfoSpace and $6.7 million in ordinary shares to Vulcan Ventures in a private placement at $14.88 per share. Pursuant to the share purchase agreement, InfoSpace and Vulcan Ventures have the right to name one director to our board as long as they continue to hold at least 25% of the combined number of shares purchased by them in the private placement and the shares issuable to InfoSpace upon exercise of the warrant. Mr. Camp was appointed to the board pursuant to that agreement. In connection with this transaction, we agreed to pay U.S. Bancorp Piper Jaffray an advisory fee of $550,000 under the terms of an engagement letter agreement dated as of July 5, 1999.

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

Option  Exercises  and  Purchases  of  Shares  Subject  to Repurchase By Certain
Officers

From February 1, 2000 through August 10, 2000 the Company granted certain loans to certain officers and directors to enable them to finance an early exercise of their options into restricted shares. In December 2000, the Company was notified by its legal counsel, that under the new Israeli Companies Law, effective February 1, 2000, the Company was currently prohibited from financing a third party purchase of its shares. Accordingly, the loans to officers were null and void and a violation of Israeli Corporate Law. Upon notification, the Company decided to void the loans and the underlying exercise of options.

Gideon Mantel is the Chief Executive Officer and a Director of Commtouch. On March 17, 1999, Mr. Mantel exercised certain options granted to him by Commtouch. In consideration for the ordinary shares purchased pursuant to the exercise of the options, he provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $341,272. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Mantel to purchase 286,120 ordinary shares of Commtouch at a weighted average purchase price of $1.19 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of March 31, 2001 is $341,272.

Loan  to  Dr.  Nahum  Sharfman and Relationship among Commtouch and DealTime.com
Ltd.

Dr. Nahum Sharfman was a co-founder of Commtouch and served as a director and Chairman of the Board of Directors of Commtouch from inception until January 1999. Dr. Sharfman also served as the Chief Executive Officer of Commtouch until March 31, 1998. Dr. Sharfman rejoined the Board as a director in March 2000. On December 31, 1995, Commtouch made a loan of approximately $58,000 to Dr. Sharfman. The loan plus linkage to the Israeli Consumer Price Index was to have been repaid within three years, or within 30 days of the termination of Dr. Sharfman's employment, if earlier. At December 31, 1998 the outstanding balance of this loan was approximately $55,000, payable in NIS. Dr. Sharfman repaid the loan in the third quarter of 1999.

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

Under the first agreement, Dr. Sharfman and Mr. Ashkenazi acknowledge that Commtouch is the sole owner of all of their inventions invented during their employment with Commtouch and for two years following the termination of their employment, which inventions relate to Commtouch's business and research activities as of April 1, 1998 (except in the field of e-commerce). They also acknowledge Commtouch's rights to inventions that result from work that they performed for Commtouch at any time, or which are the subject matter of a specified patent application. Dr. Sharfman and Mr. Ashkenazi also agreed not to compete with Commtouch's actual business and research activities as they were on April 1, 1998 (except in the field of e-commerce) through March 31, 2000.

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

Item 8. Financial Information.

See Item 18:  Financial Statements

Item 9. The Offer and Listing.

The Company's Ordinary Shares have traded publicly on The Nasdaq Stock Market under the symbol "CTCH" since July 13, 1999. The Company's initial public offering price was $16.00 per share.

The following table lists the high and low closing sales prices for the Company's Ordinary Shares, for the periods indicated, as reported by The Nasdaq Stock Market:


                                                    High        Low
                                                  -------    ---------
1999:
  Third Quarter (beginning July 13, 1999)         $ 22.625   $ 11.0625
  Fourth Quarter                                    49.125     14.3125

2000:
  First Quarter                                   $ 66.50    $ 35.5625
  Second Quarter                                    38.5625    14.625
  Third Quarter                                     33.9375    16.50
  October                                           18.9375    11.9375
  November                                          13.8125     7.5625
  December                                           7.25       3.8125

2001:
  January                                         $  4.6875  $  2.00
  February                                           3.625      1.25
  March                                              1.0625     0.75

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

Item 10. Additional Information.

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

Neither the Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are at a state of war with Israel.

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

Proposed Tax Reform

On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. In the interim, a new Israeli government has been formed, and there are indications that the new government may eliminate significant aspects of the proposed reform. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

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

In addition, subject to certain limitations, depreciation on fixed assets and loss carry forwards are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on Commtouch might be that Commtouch's taxable income, as determined for Israeli corporate tax purposes, will be different from Commtouch's U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the actual tax rate.

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

Capital Gains and Income Taxes Applicable to Non-Israeli Resident Shareholders

Under existing regulations any capital gain realized by an individual shareholder with respect to the Ordinary Shares acquired on or after the listing of such shares for trading will be exempt from Israeli capital gains tax if the Ordinary Shares are listed on an approved foreign securities market (which includes Nasdaq in the United States), provided that the company continues to qualify as an Industrial Company under Israeli law and provided the individual does not hold such shares for business purposes.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of Chief Scientist
(OCS) (the "Research Committee") are eligible for grants of up to 50% of the project's expenditure if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of the product developed in accordance with the program, if successful, as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

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

The Company participated in programs sponsored by the OCS for the support of research and development activities. Through December 31, 2000, the Company had recorded grants from OCS aggregating $653,000 for certain of the Company's research and development projects. These grants were recorded as a reduction of research and development costs. As noted, the Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the success of the related projects. As of December 31, 2000, there is no contingent liabilities for royalties to the OCS.


Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, there can be no assurance that applications to the OCS will be approved or, if approved, what the amounts of the grants will be. On January 31, 2001, the Company submitted an application to the OCS. In the application, the Company described relevant R&D expenses for the year 2001 amounting to approximately $3.2 million, which would entitle it to funding up to 50% of those expenses upon approval of the application. The application was approved on May 8, 2001.

Fund for the Encouragement of Marketing Activities

The Company has received grants relating to its overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by the Company for overseas marketing and are based upon the expenses reported by the Company to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by the Company from the Marketing Fund. Grants recorded beginning January 1,

1998 bear royalties of 4% plus interest at LIBOR rates. The Company will face royalty obligations on grants from the Marketing Fund only to the extent it actually achieves increases in export sales. The proceeds of these grants are presented in the Company's consolidated Financial Statements as offsets to marketing expenses. Through December 31, 2000, the Company had received grants from the Marketing Fund in the amount of approximately $279,000.


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

Tax Status of Commtouch for U.S. Federal Income Tax Purposes

Passive Foreign Investment Company. If Commtouch were deemed to be a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period for such ordinary shares and an interest charge would be imposed on the amount of deferred tax on such income which is allocated to prior taxable years. Generally, Commtouch will be treated as a PFIC for any tax year if, in such tax year or any prior tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets by value produce or are held for the production of passive income. Commtouch does not believe it satisfies either of the tests for PFIC status for any of its pre-2000 tax years. Commtouch expects that the majority of its assets will continue to generate sufficient levels of active income, and the percentage (by value) of its assets not producing or held for the production of passive income will continue to be sufficient, for it to avoid PFIC treatment for U.S. federal income tax purposes in post-2000 tax years. However, since the determination whether Commtouch is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond Commtouch's control, there can be no assurance that Commtouch will not become a PFIC at some time in the future. If Commtouch were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his or her proportionate share of Commtouch's earnings and profits in years in which Commtouch is a PFIC whether or not distributions of such earnings and profits are actually made to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her ordinary shares generally would be taxed as a capital gain. Alternatively, a U.S. Holder may elect to mark the ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of its ordinary shares and the adjusted basis of such stock. See "U.S. Tax Considerations Regarding Ordinary Shares Acquired by U.S. Taxpayers--Sale or Exchange of Ordinary Shares" above. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making a QEF Election if Commtouch is treated as a PFIC.

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

A corporation will be classified as a foreign investment company, or an FIC, if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or unit investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the total value or the total combined voting power of all classes of the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, any gain on the sale or exchange of stock in a foreign corporation which was a FIC at any time during the period during which a taxpayer held such stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's accumulated earnings and profits.

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

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several Arab States have announced their intention to establish trade and other relations and are discussing certain projects. Israel has not entered into any peace agreement with Syria or Lebanon, and there have been difficulties accompanied by violence in the negotiations with the Palestinians. We cannot be certain as to how the peace process will develop or what effect it may have upon Commtouch.

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

Item 11. Qualitative and Quantitative Disclosure about Market Risk.

We develop our technology in Israel and provide our services worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

Item 12. Description of Securities Other than Equity Securities.

See Note 10 section b.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Reserved

Item 16. Reserved



                                    PART III


Item 17. Financial Statements.

The Company has responded to Item 18.

Item 18. Financial Statements


  (a)  (1) Financial Statements
                                                                   Page
                                                                  ------
Report of Independent Auditors ................................    F-1
Consolidated Balance Sheets ...................................    F-2
Consolidated Statements of Operations  ........................    F-3
Statement of Changes in Shareholders' Equity  .................    F-4
Consolidated Statements of Cash Flows .........................    F-5
Notes to Consolidated Financial Statements ....................    F-6

   (a) (2) Financial Statement Schedule:

The following financial statement schedule of Commtouch Software Ltd. for each of the three years in the period ended December 31, 2000 is filed as part of the Annual Report and should be read in conjunction with the consolidated financial statements of Commtouch Software, Ltd.


  Schedule II --Valuation and Qualifying Accounts

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

   (b) Exhibits

  Exhibit 4.1--Consent of Independent Auditors


                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with  generally   accepted  auditing
standards, in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Commtouch Software Ltd. and its subsidiaries as of December 31, 1999 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel
February 14, 2001


                                                    KOST, FORER & GABBAY
                                         A Member of Ernst & Young International

OMMTOUCH SOFTWARE LTD.

                                                       COMMTOUCH SOFTWARE LTD.

                                                     CONSOLIDATED BALANCE SHEETS
                                           (In thousands, except share and per share data)

                                                                                                             December 31,
                                                                                                    -------------------------------
                                                                                                      1999                  2000
                                                                                                    ---------             ---------
Assets
Current Assets:
   Cash and cash equivalents ...........................................................            $  65,996             $  20,831
   Marketable securities ...............................................................               18,050                 8,607
   Trade receivables, net ..............................................................                2,378                 4,355
   Prepaid marketing expenses ..........................................................                4,508                   --
   Prepaid expenses and other accounts receivable ......................................                1,648                 3,626
                                                                                                    ---------             ---------
      Total current assets .............................................................               92,580                37,419
                                                                                                    ---------             ---------
Long-term lease deposits ...............................................................                1,254                 1,440
Severance pay fund .....................................................................                  354                   949
Property and equipment, net ............................................................                6,148                19,417
Long-term investment....................................................................                  --                  2,000
Goodwill and other purchased intangibles, net...........................................                  --                 16,055
                                                                                                    ---------             ---------
                                                                                                    $ 100,336             $  77,280
                                                                                                    =========             =========

Liabilities and Shareholders' Equity
Current Liabilities:
   Bank credit line and current maturities of bank loans and capital leases ............            $     120              $  1,115
   Accounts payable ....................................................................                1,510                 4,205
   Employees and payroll accruals ......................................................                1,032                 3,279
   Deferred revenues ...................................................................                  561                 1,523
   Accrued expenses and other liabilities ..............................................                1,304                 3,529
                                                                                                    ---------             ---------
      Total current liabilities ........................................................                4,527                13,651
                                                                                                    ---------             ---------
   Long-term maturities of bank loans and capital leases................................                   44                   841
   Accrued severance pay ...............................................................                  453                   984
                                                                                                    ---------             ---------
                                                                                                          497                 1,825
                                                                                                    ---------             ---------

   Minority interest....................................................................                  --                     76
                                                                                                    ---------             ---------
Commitments and Contingencies

Shareholders' Equity
   Ordinary Shares, nominal value NIS 0.05 par value-
    Authorized: 40,000,000 shares as of
    December 31, 1999 and 2000; Issued and
    outstanding: 15,199,344 and 16,925,022 shares
    as of December 31, 1999 and 2000, respectively .....................................                  213                   236
   Additional paid-in capital ..........................................................              133,403               150,994
   Deferred stock compensation .........................................................               (5,779)               (2,729)
   Notes receivable from shareholders ..................................................               (1,060)               (1,041)
   Accumulated other comprehensive income ..............................................                   63                    21
   Accumulated deficit .................................................................              (31,528)              (85,753)
                                                                                                    ---------             ---------
      Total shareholders' equity........................................................               95,312                61,728
                                                                                                    ---------             ---------
                                                                                                    $ 100,336             $  77,280
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

                                                      COMMTOUCH SOFTWARE LTD.

                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                                (In thousands, except per share data)

                                                                                                    Year ended
                                                                                                   December 31,
                                                                                   ------------------------------------------------
                                                                                     1998                1999                2000
                                                                                   --------            --------            --------
Revenues:
   Email services ......................................................           $    389             $ 4,251            $ 17,965
   Software licenses ...................................................               --                  --                 1,150
                                                                                   --------            --------            --------
      Total revenues ...................................................                389               4,251              19,115
                                                                                   --------            --------            --------
Cost of revenues:
   Email services ......................................................                569               3,643              11,864
   Software licenses ...................................................               --                  --                  --
                                                                                   --------            --------            --------
      Total cost of revenues ...........................................                569               3,643              11,864
                                                                                   --------            --------            --------
Gross profit (loss) ....................................................               (180)                608               7,251
                                                                                   --------            --------            --------
Operating expenses:
   Research and development.............................................              1,149               2,942              10,357
   Sales and marketing .................................................              2,001               7,722              26,585
   General and administrative ..........................................                604               4,328              13,621
   In-process research and development .................................               --                   --                1,280
   Amortization of the prepaid marketing expenses.......................               --                 3,263               4,508
   Amortization of stock-based employee compensation(1).................                 91               3,436               3,050
                                                                                   --------            --------            --------
      Total operating expenses .........................................              3,845              21,691              59,401
                                                                                   --------            --------            --------
Operating loss .........................................................             (4,025)            (21,083)            (52,150)
   Interest and other income (expenses), net ...........................               (326)              1,232               2,870
   Write-off impaired investments.......................................               --                  --                (5,000)
   Minority interest....................................................               --                  --                    55
                                                                                   --------            --------            --------
Net loss ...............................................................           $ (4,351)           $(19,851)           $(54,225)
                                                                                   ========            ========            ========
Basic and diluted net loss per share ...................................           $  (3.00)           $  (2.65)           $  (3.51)
                                                                                   ========            ========            ========
Weighted average number of shares used in computing
 basic and diluted net loss per share ..................................              1,450               7,487              15,462
                                                                                   ========            ========            ========


                                                                                                    Year ended
                                                                                                   December 31,
                                                                                   ------------------------------------------------
                                                                                     1998                1999                2000
                                                                                   --------            --------            --------

(1) Stock-based Employee Compensation Relates to the following:

   Cost of revenues                                                                $   --              $    113            $    102
   Research and development                                                             60                  320                 284
   Sales and marketing                                                                  25                  897                 795
   General and administrative                                                            6                2,106               1,869
                                                                                   --------            --------            --------
           Total                                                                   $    91             $  3,436            $  3,050
                                                                                   ========            ========            ========

The  accompanying  notes are an integral  part of these  consolidated  financial statements.


                                                       COMMTOUCH SOFTWARE LTD.

                                      STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                                                  (In thousands, except share data)


                                                                   Convertible
                                                                 Preferred shares                 Ordinary shares        Additional
                                                           --------------------------      -------------------------      paid-in
                                                             Shares          Amount          Shares         Amount        capital
                                                           ----------      ----------      ----------     ----------     ----------
Balance as of December 31, 1997 .......................       183,637       $      63       1,450,040      $      27     $    6,295
 Issuance of shares, net ..............................        37,628              11            --             --            4,061
 Warrants issued for services received and
  bank line of credit .................................          --              --              --             --              391
 Deferred stock compensation ..........................          --              --              --             --              509
 Amortization of deferred stock compensation ..........          --              --              --             --             --
 Net loss .............................................          --              --              --             --             --
                                                           ----------      ----------      ----------     ----------     ----------
Balance as of December 31, 1998 .......................       221,265              74       1,450,040             27         11,256
 Issuance of shares, net ..............................       134,225              33            --             --           18,417
 Issuance of shares at initial public offering,
  net .................................................          --              --         4,794,086             58         65,948
 Conversion of preferred shares to ordinary
  shares ..............................................      (355,490)           (107)      7,109,800            107           --
 Fair value of warrants issued for services
  and bank line of credit .............................          --              --              --             --            8,131
 Deferred stock compensation ..........................          --              --              --             --            8,797
 Ordinary shares issued for notes .....................          --              --           670,180              8          1,029
 Issuance of shares upon exercise of warrants,
  net .................................................          --              --         1,105,378             12         19,808
 Issuance of shares upon exercise of options ..........          --              --            69,860              1             17
 Amortization of deferred stock compensation ..........          --              --              --             --             --
 Repayment of notes receivable ........................          --              --              --             --             --
 Other comprehensive income-unrealized
  holding gains on marketable securities ..............          --              --              --             --             --
 Net loss .............................................          --              --              --             --             --
 Total comprehensive loss .............................          --              --              --             --             --
                                                           ----------      ----------      ----------     ----------     ----------
Balance as of December 31, 1999 .......................          --              --        15,199,344            213        133,403
 Issuance of shares upon exercise of options ..........          --              --           440,384              6          1,701
 Amortization of deferred stock compensation ..........          --              --              --             --             --
 Repayment of notes receivable ........................          --              --              --             --             --
 Other comprehensive income-unrealized
  holding losses on marketable securities..............          --              --              --             --             --
 Issuance of shares to minority interest in
  Japan-Note 2i........................................          --              --              --             --            1,090
 Issuance of shares and vested options and warrants
  in consideration of the acquisition of Wingra........          --              --         1,285,294             17         14,800
 Net loss .............................................          --              --              --              --             --
 Total comprehensive loss .............................          --              --              --              --             --
                                                           ----------      ----------      ----------     ----------     ----------
Balance as of December 31, 2000 .......................          --        $     --        16,925,022     $      236     $  150,994
                                                           ==========      ==========      ==========     ==========     ==========



                                                              Stock-based      Notes        Accumulated
                                                               employee      receivable        other
                                                               deferred        from        comprehensive  Accumulated
                                                             compensation   shareholders      income        deficit         Total
                                                              ------------   ------------      ------        -------         -----
Balance as of December 31, 1997 ..........................   $     --         $    (77)     $    --       $  (7,326)       $(1,018)
 Issuance of shares, net .................................         --             --             --            --            4,072
 Warrants issued for services received and
  bank line of credit ....................................         --             --             --            --              391
 Deferred stock compensation .............................         (509)          --             --            --             --
 Amortization of deferred stock compensation .............           91           --             --            --               91
 Net loss ................................................         --             --             --          (4,351)        (4,351)
                                                               --------       --------       --------      --------        -------
Balance as of December 31, 1998 ..........................         (418)           (77)          --         (11,677)          (815)
 Issuance of shares, net .................................         --             --             --            --           18,450
 Issuance of shares at initial public offering,
  net ....................................................         --             --             --            --           66,006
 Conversion of preferred shares to ordinary
  shares .................................................         --             --             --            --             --
 Fair value of warrants issued for services
  and bank line of credit ................................         --             --             --            --            8,131
 Deferred stock compensation .............................       (8,797)          --             --            --             --
 Ordinary shares issued for notes ........................         --           (1,037)          --            --             --
 Issuance of shares upon exercise of warrants,
  net ....................................................         --             --             --            --           19,820
 Issuance of shares upon exercise of options .............         --             --             --            --               18
 Amortization of deferred stock compensation .............        3,436           --             --            --            3,436
 Repayment of notes receivable ...........................         --               54           --            --               54
 Other comprehensive income--unrealized
  holding gains on marketable securities .................         --             --               63          --               63
 Net loss ................................................         --             --             --         (19,851)       (19,851)
                                                                                                                           -------
 Total comprehensive loss ................................         --             --             --            --          (19,788)
                                                               --------       --------       --------      --------        -------
Balance as of December 31, 1999 ..........................       (5,779)        (1,060)            63       (31,528)        95,312
 Issuance of shares upon exercise of options .............         --             --             --            --            1,707
 Amortization of deferred stock compensation .............        3,050           --             --            --            3,050
 Repayment of notes receivable ...........................         --               19           --            --               19
 Other comprehensive income--unrealized
  holding losses on marketable securities ................         --             --              (42)         --              (42)
 Issuance of shares to minority interest in
  Japan-Note 2i...........................................         --             --             --            --            1,090
 Issuance of shares and vested options and warrants
  in consideration of the acquisition of Wingra...........         --             --             --            --           14,817
 Net loss ................................................         --             --             --         (54,225)       (54,225)
                                                                                                                           --------
 Total comprehensive loss ................................         --             --             --            --          (54,267)
                                                               --------       --------       --------      --------        --------
Balance as of December 31, 2000 ..........................     $ (2,729)      $ (1,041)      $     21      $(85,753)       $61,728
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


                                                       COMMTOUCH SOFTWARE LTD.

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (In thousands)


                                                                                                     Year Ended
                                                                                                    December 31,
                                                                                    ----------------------------------------------
                                                                                      1998               1999               2000
                                                                                    ---------          ---------         ---------
Cash flows from operating activities:
   Net loss ...............................................................         $  (4,351)         $ (19,851)        $ (54,225)
   Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization .......................................               236              1,706             6,009
      Amortization of stock-based employee deferred
      compensation and warrants issued for services
      received and bank line of credit ....................................               482              3,796             3,050
      Increase in trade receivables, net ..................................               (84)            (2,245)           (1,719)
      Amortization of prepaid marketing expenses ..........................              --                3,263             4,508
      Amortization of in-process research and development..................              --                 --               1,280
      Write-off of impaired investments....................................              --                 --               5,000
      Increase in prepaid expenses and other
       accounts receivable ................................................              (164)            (1,028)           (1,933)
      Increase in accounts payable ........................................                91              1,064             2,142
      Increase in employee and payroll accruals
       and other liabilities ..............................................               128              1,645             4,076
      Increase in deferred revenues .......................................                74                487               656
      Increase (decrease) in accrued severance pay, net ...................                19                (44)              (64)
      Other ...............................................................              --                   (9)               (5)
                                                                                    ---------          ---------         ---------
Net cash used in operating activities .....................................            (3,569)           (11,216)          (31,225)
                                                                                    ---------          ---------         ---------
Cash flows from investing activities:
   Proceeds from sales of marketable securities ...........................              --                  --             18,969
   Purchases of marketable securities .....................................              --              (17,987)           (9,568)
   Purchase of long-term investments.......................................              --                  --             (7,000)
   Long-term lease deposits ...............................................              --               (1,254)             (163)
   Advance to related party ...............................................              --                 (364)               --
   Proceeds from acquisition of Wingra.....................................              --                   --               305
   Proceeds from sale of property and equipment ...........................              --                   13               337
   Purchase of property and equipment .....................................              (442)            (6,938)          (19,102)
                                                                                    ---------          ---------         ---------
Net cash used in investing activities .....................................              (442)           (26,530)          (16,222)
                                                                                    ---------          ---------         ---------
Cash flows from financing activities:
   Short-term bank credit, net ............................................               595             (1,328)              --
   Repayment of note receivable by shareholder ............................              --                   54                19
   Principal payment of capital lease .....................................              (146)              (112)             (610)
   Proceeds from issuance of shares, net ..................................             4,072            104,294             1,707
   Proceeds from minority interest in subsidiary ..........................                --                 --             1,090
   Contribution from minority interest of consolidated subsidiary .........                --                 --                76
                                                                                    ---------          ---------         ---------
Net cash provided by financing activities .................................             4,521            102,908             2,282
                                                                                    ---------          ---------         ---------
Increase (decrease) in cash and cash equivalents ..........................               510             65,162           (45,165)
Cash and cash equivalents at the beginning of the year ....................               324                834            65,996
                                                                                    ---------          ---------         ---------
Cash and cash equivalents at the end of the year ..........................         $     834          $  65,996         $  20,831
                                                                                    =========          =========         =========
Supplemental disclosure of cash flows activity:
   Cash paid during the year:
   Interest ...............................................................         $      97          $     117         $      31
                                                                                    =========          =========         =========
Supplemental disclosure of non-cash activity:
   Capital lease obligations ..............................................         $     328          $    --           $    --
                                                                                    =========          =========         =========
   Ordinary shares issued for notes receivable from
    shareholders ..........................................................         $    --            $   1,037         $    --
                                                                                    =========          =========         =========
   Issuance of Warrants for Prepaid Marketing Expenses ....................         $    --            $   7,771         $    --
                                                                                    =========          =========         =========
The proceeds from the acquisition of Wingra are as follows (in thousands):


   Net Tangible liabilities assumed
       Tangible assets:                                         $     475
       Tangible liabilities                                        (3,054)
                                                                ---------
       Net tangible liabilities assumed:                           (2,579)

   Intangibles assumed:
       Customer base                                                1,340
       Workforce-in-place                                             550
       Intellectual Property                                        1,660
       In-process research & development expenses                   1,280
       Goodwill                                                    12,590
                                                                ---------
       Intangibles assumed:                                        17,420

   Cash acquired:                                                     305
                                                                ---------
   Purchase price                                               $  15,146
                                                                =========

The  accompanying  notes are an integral  part of these  consolidated  financial statements.

                             COMMTOUCH SOFTWARE LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: GENERAL

Commtouch Software Ltd. was incorporated under the laws of Israel in 1991. Unless otherwise indicated, all references in these notes to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Ltd. or/and its wholly-owned and majority-owned subsidiaries, Commtouch Inc., Commtouch (UK) Ltd, Commtouch Latin America Inc., Wingra Technologies Inc. and Commtouch K.K. (Japan). We are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users. The Company generates revenues by providing email services to its customers. Email service revenues are derived from contracts that provide for either a monthly per-email box fee and fees for direct marketing and communications services or a share of advertising revenues subject to a minimum annual revenue commitment. In September 2000, the Company began to derive revenue from the sale of software licenses to enterprises.

During 2000, no single customer accounted for more than 10% of the revenues. During 1999, approximately 11% of the revenues were derived from a single customer. During 1998, approximately 54% of the revenues were derived from a single customer.


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

b. Financial Statements Denominated in United States Dollars:

Most of the Company's revenues are denominated in United States dollars. In addition, a substantial portion of the Company's costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Transactions." Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are reported in current operations.

c. Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

d. Cash, Cash Equivalents and Marketable Securities:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

The Company accounts for its marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". All debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in shareholders' equity, as items of other comprehensive income.

e. Prepaid Marketing Expenses:

The Company recorded prepaid marketing expenses, representing the fair value of warrants which have been issued to InfoSpace Inc. and Microsoft Corporation in connection with commercial agreements into which the Company entered during 1999.

The prepaid marketing expenses are amortized using the straight-line method over the minimum term of the agreements (twelve months). These amounts were fully amortized as of December 31, 2000.

f. Property and Equipment:

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets ranging from two to seven years. Leasehold improvements are amortized by the straight-line method over the lease term.

The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 2000, no impairment losses have been identified.

g. Long-Term Investments:

Long-term investments are recorded at lower of cost or estimated fair value, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee. Long-term investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such investments may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the investment. Measurement of an impairment loss for long-term investments that management expects to hold are based on the fair value of the investment. Impaired long-term investments are reported at the lower of carrying amount or fair value less costs to sell. At December 31, 2000, based on a comprehensive review of the Company's three strategic investments, the Company recorded a non-cash charge of $5 million to write-down a portion of the recorded investment values of two of these investments, in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

h. Goodwill and Other Purchased Intangible Assets:

Goodwill and other intangibles assets are amortized over their estimated useful lives ranging from three to five years.

i. Minority Interest:

Minority interest represents the common stockholders' proportionate share of the equity of Commtouch, K.K. (Japan). At December 31, 2000, the Company owned 94.17% issued and outstanding common stock and voting rights.

j. Research and Development Costs:

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards Board No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company did not incur any material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 2000, the Company has charged all software development costs to research and development expense in the period incurred.

k. Advertising Costs:

The Company accounts for advertising costs as expense in the period in which the costs are incurred. Advertising expense for the years ended December 31, 1998, 1999 and 2000 were none, $0.6 million and $3.1 million, respectively.

l. Revenue Recognition:

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements. During the year the Company implemented SAB 101 which became effective in 2000.

Since 1998, the Company has derived its revenues from providing Web-based email services. Revenues from contracts that are not dependent upon the number of mailboxes and provide non-refundable fixed payments are recognized ratably over the contract term. Revenues from contracts specifying a contractual rate per mailbox per month are recognized monthly for mailboxes covered by the respective contracts and collectibility of a fixed and determinable amount is deemed probable. Revenues from contracts based on a share of advertising revenues earned by business partners are recognized when such revenues are earned and collectibilty of a fixed and determinable amount is deemed probable. Amounts billed or received in advance of service delivery are recorded as deferred revenues.

Revenues from non-recurring engineering services are recognized upon meeting specified milestones as deemed earned by the agreement.

The Company recognizes revenue from sales of software licenses to end users upon persuasive evidence of an arrangement, delivery of the software to a customer, determination that there are no significant post-delivery obligations and collection of a fixed and determinable license fee is considered probable.

The Company recognizes software license revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP 98-9"), for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "Residual Method" when "Vendor Specific Objective Evidence" ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

m. Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash equivalents and marketable securities. The majority of the Company's cash, cash equivalents and marketable securities are invested in dollar and dollar linked investments and are deposited in major banks in United States, Israel and Ireland. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from transactions with companies located primarily in North America, Europe, Israel and the Far East. The Company maintains an allowance for doubtful trade receivables based upon the expected collectibility of trade receivables. The allowance for doubtful accounts was $0.4 million and $0.9 million at December 31, 1999 and 2000, respectively. Bad debt expense for the years-ended December 31, 1998, 1999 and 2000 were none, $0.4 million and $2.0 million, respectively.

n. Accounting for Stock-Based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options equals or is above the market value of the underlying stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation".

In accounting for warrants granted to those other than employees, the Company applied the provisions of SFAS No. 123, and Emerging Issues Task Force ("EITF") 96-18 "Accounting for Equity Instruments That Are Issued to Other than Employees Acquiring or in Conjunction with Selling, Goods or Services." The fair value of these warrants was estimated at the grant date, using the Black-Scholes option-pricing model.

o. Basic and Diluted Net Loss Per Share:

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

All convertible preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to the convertible preferred shares, outstanding options and warrants excluded from the calculations of diluted net loss per share were 1,236,100, 2,497,470 and 4,096,455 for 1998, 1999 and 2000, respectively.

p. Severance Pay:

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

Severance expenses for 1998, 1999 and 2000 were approximately $0.1 million, $0.1 million and $0.5 million, respectively.

q. Fair Value of Financial Instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, other accounts receivable and accounts payable, approximate their fair values due to the short-term maturities of these instruments.

The fair value of long-term deposits is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying value of these obligations approximates their respective fair values as of December 31, 2000.

r. Recently Issued Accounting Pronouncements:

As of July 1, 2000 the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138, which requires companies to recognize all derivatives as either assets or liabilities in the balance sheet and measure such instruments at fair value. Because the Company currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material effect on the Company's financial position and results of operations.

In September 2000 the SFAS issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125." FAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, although it continues most of the provisions of FAS 125 without consideration. The provisions of SFAS 140 are effective for periods beginning after December 15, 2000. The Company does not expect the adoption of the provisions of SFAS 140 to have a material impact on the Companies financial position or results of operations.

NOTE 3: MARKETABLE SECURITIES

                                                                    December 31,
                                                               ---------------------
                                                                 1999         2000
                                                               -------       -------
Marketable securities are comprised of the following (in thousands):

Commercial papers .........................................   $ 2,230       $   --
Government securities .....................................     9,918         2,003
Corporate debt securities .................................     5,902         6,604
                                                               -------       -------


                                                               $18,050      $ 8,607
                                                               =======       =======


During 2000, the unrealized net holding losses on marketable securities were $42,000.


Note 4: Wingra Acquisition

On November 24, 2000, the Company entered into a definitive acquisition agreement to acquire Wingra Technologies Inc. ("Wingra"). Wingra is an industry leader in providing messaging integration and migration solutions for large enterprises. Wingra offers a wide range of products and services; each designed with the mission of making it easier and more cost-effective for people to take advantage of the full power of electronic messaging.

Pursuant to the Wingra Agreement, the shareholders of Wingra received an aggregate of 1,285,294 of Commtouch Ordinary Shares. In addition, all outstanding Wingra options and warrants converted into fully-vested options and warrants to purchase 305,615 of Commtouch Ordinary Shares. The Company also assumed certain operating assets and liabilities of Wingra. The 137,500 assumed warrants were granted by Wingra in connection with loans granted to Wingra by banks and shareholders. The exercise price of those warrants range from $6.25 to $9.39 and the expiration dates range from March 2001 through August 2002. The acquisition was accounted for under the purchase method, for accounting purposes, in accordance with APB 16 "Business Combinations" ("APB 16"). The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The purchase price was determined to be $15.1 million (based on the closing price of Commtouch ordinary shares on the date of the final agreement). The consolidation of the assets and liabilities affected the Company's balance sheet at December 31, 2000, as described in the following tables:


        Total purchase price (in thousands):
          Ordinary shares                                    $  11,970
          Options and warrants                                   2,846
          Acquisition expenses                                     330
                                                             ---------
                                                             $  15,146
                                                             ---------


The purchase price was allocated to the acquired assets and assumed liabilities in the accompanying consolidated financial statements as follows (in thousands):

                                                   Estimated
                                                     Useful
                                                      Life
                                                   (In Years)

            Customer base                              3      $   1,340
            Workforce-in-place                         3            550
            Intellectual Property                      4          1,660
            In-process research & development       expensed      1,280
            Goodwill                                   5         12,590
            Less assumed net tangible liabilities     n/a        (2,274)
                                                              ---------
                                                              $  15,146
                                                              ---------


The Company recorded a one-time charge of $1.3 million in the fourth quarter of 2000 for purchased in-process technology related to a development project that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain.

The fair value of the in-process technology was determined using the income approach. Under the income approach, the expected future cash flows from each project under development are estimated and discounted to their net present value at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return are the weighted-average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance upon core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based upon forecasted revenues and costs, taking into account product life cycles, and market penetration and growth rates.

Pro forma Information:

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the Wingra acquisition had been completed as of the beginning of the periods presented.


                                                               December 31,
                                                          ---------------------
                                                            1999         2000
                                                          -------       -------

Revenues.............................................  $   6,892     $  20,871
Net Loss ............................................  $ (24,814)    $ (57,255)
Net Loss per share:
Basic and diluted ...................................  $   (2.73)    $   (3.38)



NOTE 5: PROPERTY AND EQUIPMENT, NET

                                                                December 31,
                                                           ---------------------
                                                            1999           2000
                                                           ------         ------
Property and equipment are comprised of the following (in thousands):

Computers and peripheral equipment ...............         $7,704       $20,687
Office furniture and equipment ...................            232           977
Motor vehicles ...................................            135           143
Leasehold improvements ...........................            454         5,908
                                                           ------        ------
                                                            8,525        27,715
Less accumulated depreciation ....................         (2,377)       (8,298)
                                                           ------        ------
Property and equipment, net ......................         $6,148       $19,417
                                                           ======        ======



Computers and peripheral equipment under various capital lease agreements amounted to approximately $0.3 million as of December 31, 1999 and none as of December 31, 2000, and their accumulated depreciation amounted to approximately $0.2 million as of December 31, 1999 and none as of December 31, 2000.

Depreciation expenses amounted to approximately $0.2 million, $1.7 million and $5.9 million for 1998, 1999 and 2000, respectively.

NOTE 6: BANK LOANS AND CAPITAL LEASES

As of December 31, 2000, except for the majority of the capital lease obligations, the following debt was assumed in connection with the acquisition of Wingra:

                                                       Weighted
                                                       Average     December 31,
                                                       Interest    ------------
                                                         Rate         2000
                                                        ------       ------
Composed as follows (in thousands):

Promissory notes with shareholders .................       9.28       $886
Promissory notes with financial institutions........      10.78        692
Capital lease obligations...........................                    69
Royalties in connection with Wingra's product.......                   218
                                                                     ------
                                                                     1,865
Less - current maturities ..........................                (1,024)
                                                                     ------
Total Long-term debt..                                              $  841
                                                                     ======

       Future maturities of long-term debt at December 31, 2000 are as follows(in thousands):


                                                         2001     $   1,024
                                                         2002           841
                                                                  ----------
                                                                  $    1,865
                                                                  ==========


NOTE 7: COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases:

The Company leases certain facilities and equipment under operating lease agreements expiring through 2007. Future minimum lease payments under these non-cancelable leases are as follows (in thousands):

                  2001 ............................. $  4,140
                  2002 .............................    3,623
                  2003 .............................    3,207
                  2004 .............................    2,985
                  2005 .............................    2,959
                  Thereafter .......................    3,519
                                                     --------

                                                     $ 20,433
                                                     ========


Rent expenses for 1998, 1999 and 2000 were approximately $0.1 million, $0.6 million and $2.3 million, respectively. In connection with the lease agreement on an office building, Commtouch, Inc. deposited $1.4 million in long term lease deposits of which $1.1 million was held as collateral for a letter of credit.

Royalties:

The Company may be required to pay royalties on grants received from the Government of Israel for research and development projects at the rate of 3%-5% of total revenues, up to an amount equal to 100% to 150% of the original amount received linked to the dollar. As of December 31, 2000 there is no contingent liabilities for royalties.

Bank Line of Credit:

Due to the acquisition of Wingra Technologies Inc., the Company assumed a revolving credit arrangement with a financial institution. The credit agreement is collateralized by certain assets of the Company. The provisions of the credit agreement enable the Company to borrow up to $100,000 on a revolving line of credit at annual interest rate of 14.25%. The amount outstanding at December 31, 2000 is $91,000.

Collateral and Guarantees:

Due to the Acquisition of Wingra Technologies Inc., the Company assumed the following:

     o Revolving line of credit in the amount of $0.1 million, collateralized by a chattel security agreement and the personal guarantee of a shareholder

     o   Term  loan  with   Anchor   Bank  in  the   amount  of  $0.4   million,
         collateralized by a general business security agreement and the personal guarantee of a shareholder. This amount was paid off in January 2001.

NOTE 8: LONG-TERM INVESTMENTS

The Company invested $7.0 million in the first nine months of 2000 in three Internet centric businesses in which the Company believed it had a significant ongoing strategic interest. However, due to the economic slowdown and the significant decline in capital available to and in valuations of these privately funded Internet centric businesses, the Company believes two of these investments are impaired. At December 31, 2000, based on a comprehensive review of several of the Company's strategic investments, the Company recorded a non-cash charge of $5 million to write-down a portion of the recorded investment values, in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

NOTE 9: INCOME TAXES

Israeli Income Tax:

The Company's production facilities in Israel have been granted "Approved Enterprise" status for three separate investment programs approved in 1992, 1996 and 2000 by the Israeli Investment Center under the Law for Encouragement of Capital Investments, 1959 ("the Law").

The Company's first program was approved in 1995. The Company's second program received a letter of approval in April 1996 and the Company's third program received a letter of approval in December 2000. An application enlargement was approved for the third program in December 2000.

Undistributed Israeli income derived from each of its "Approved Enterprise" programs entitle the Company to a tax-exemption for a period of two years commencing with the first year it will earn taxable income (not commenced yet) and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in the Company). These tax benefits cannot continue beyond the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%. Income that was not derived from "Approved Enterprise" in the period of benefit mentioned above is taxed at the regular rate of 36%.

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

As of December 31, 2000, Israeli net operating loss carry-forwards amounted to $38.0 million. Such net operating loss may be carried forward indefinitely and offset against future taxable income.

U.S. Income Tax:

Commtouch, Inc. is taxed based upon tax laws in the U.S.

As of December 31, 2000, Commtouch, Inc. had a U.S. federal net operating loss carry-forward of approximately $33.6 million. The net operating loss expires in various amounts between the years 2008 and 2021. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                December 31,
                                                            -------------------
                                                             1999         2000
                                                            -------     -------
Deferred tax assets are as follows (in thousands):
U.S. operating loss carry-forwards ......................   $ 4,970     $12,594
Reserves and allowances not currently deductible .......         57       4,144
                                                            -------     -------
Net deferred tax asset before valuation allowance ......      5,027      16,738
Valuation allowance ....................................     (5,027)    (16,738)
                                                            -------     -------
Net deferred tax asset .................................    $  --       $  --
                                                            =======     =======



For the year ended December 31, 2000 the valuation allowance increased by approximately $11.7 million. No utilization of Commtouch, Inc. tax loss carry-forwards is expected in the foreseeable future, because of its history of operating losses. In 1999 and 2000, the Company provided a 100% valuation allowance against the deferred tax assets in respect of these tax loss carry forwards and other temporary differences because of the uncertainty of realizing these deferred tax assets.

Pretax loss:

Pretax losses are as follows (in thousands):

                                           1998          1999           2000
                                          -------       -------       --------
Israel .................................  $ 2,497       $11,259       $23,209
U.S. ...................................    1,854         8,592        27,821
Other...................................      --           --           3,195
                                          -------       -------       --------
                                          $ 4,351       $19,851       $54,225
                                          =======       =======       ========


NOTE 10: SHAREHOLDERS' EQUITY

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

In July 1999, the Company completed an Initial Public Offering ("IPO") of its ordinary shares. The Company sold 3,450,000 shares to the public at $16 per share. Concurrent with the closing of the IPO, the Company sold 1,344,086 shares at $14.88 per share to InfoSpace, Inc. In addition, the holders of Series A, Series B, Series C and Series D convertible preferred shares received ordinary shares pursuant to an automatic conversion, resulting in the issuance of 7,109,800 ordinary shares in exchange for all outstanding convertible preferred shares.

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

In connection with the amounts of the warrants, the Company recorded $0.3 million, $0.4 million, and none as compensation expenses that were included in interest expenses in 1998, 1999 and 2000, respectively. The Company recorded $0.1 million in 1998 and none in 1999 and 2000 as compensation expense and included these amounts in operating expenses.

Warrants Issued to Strategic Partners and Customers. Concurrent with the closing of the IPO, the Company entered into a customary commercial email service agreement with InfoSpace, a related party. Under this agreement, the Company provides email services to the end users of InfoSpace's various email properties. In connection with this agreement, the Company issued a warrant expiring in July 2004 to purchase 1,136,000 Ordinary Shares at an exercise price of $12.80 per share. As of December 31, 2000, this warrant had not been exercised. At the grant date, the fair value of this warrant was estimated as $5.9 million and is being amortized to operating expenses over the minimum term of the contract (twelve months).

c. Issuance of Ordinary Shares Against Promissory Notes:

From February 1, 2000 through August 10, 2000 the Company granted certain loans to certain officers and directors to enable them to finance an early exercise of their options into restricted shares. In December 2000, the Company was notified by its legal counsel, that under the new Israeli Companies Law, effective February 1, 2000, the Company was currently prohibited from financing a third party purchase of its shares. Accordingly, the loans to officers were null and void and a violation of Israeli Corporate Law. Upon notification, the Company decided to void the loans and the underlying exercise of options.

During 1999, several employees and officers early exercised 670,180 options granted to them by Commtouch. In consideration for the ordinary shares purchased pursuant to the early exercise of the options, they provided Commtouch with full recourse promissory notes in the original principal amount of approximately $1.0 million. The promissory notes bear interest at 4.83%, with interest payment due at the end of each calendar year, with the principal due on the fourth anniversary of the date of the promissory notes. The shares purchased are subject to a right of repurchase in favor of Commtouch according to the original vesting schedule of the options exercised, generally four years. As of December 31, 2000, approximately 131,634 shares are subject to this right of repurchase.

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

In 1996, the Company adopted the 1996 CI Stock Option Plan for granting options to its U.S. employees to purchase ordinary shares of the Company. The Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999 the Company approved the 1999 Section 3(i) Share Option Plan for its Israeli employees.

As a result of the Wingra acquisition, the Company assumed stock options granted to employees under Wingra's stock option plan. At the date of acquisition these stock options were immediately converted into approximately 168,000 fully vested stock options convertible into Commtouch Ordinary Shares.

A summary of the Company's share option activity under the plans is as follows:

                                                                                               Weighted Average
                                                        Number of Shares                        Exercise Price
                                             ----------------------------------------   -------------------------------
                                               1998          1999          2000         1998         1999        2000
                                             ---------     --------     ----------      --------    -------    --------
Outstanding at beginning of period   ......    607,040     849,520      1,383,110       $  1.10     $ 1.20     $  9.62
 Granted   .................................   251,900   1,342,670      2,046,520          1.45      10.13       24.10
 Exercised   ..............................        --     (740,040)      (359,839)          --        1.42        2.66
 Canceled    ..............................     (9,420)    (69,040)      (419,336)         1.45       4.49       21.77
                                             ---------     --------     ----------      --------    -------    --------
Outstanding at end of period   ............    849,520   1,383,110      2,650,455       $  1.20     $ 9.62     $ 19.91
                                             =========     ========     ==========      ========    =======    ========
Exercisable at end of period   ............    375,580     381,315        526,986       $  1.45     $ 3.50     $  8.61
                                             =========     ========     ==========      ========    =======    ========
Deemed fair value of options granted
 at an exercise price of:
 -- Less than fair market value at
   date of grant   ........................  $    2.46     $  3.65     $      --
                                             =========     ========     ==========
 -- Equals to fair market value at
   date of grant   ........................  $     --      $ 15.75     $   24.10
                                             =========     ========     ==========
 -- Exceeds fair market value at
   date of grant   ........................  $     --      $   --      $      --
                                             =========     ========     ==========

The options outstanding as of December 31, 2000, have been separated into ranges of exercise price, as follows:

                        Options              Weighted                                   Options          Weighted Average
                   Outstanding as of         Average              Weighted         Exercisable as of         Price of
                     December 31,           Remaining         Average Exercise       December 31,          Exercisable
Exercise Price           2000            Contractual Life          Price                 2000               Options
----------------   -------------------   ------------------   ------------------   -------------------   ------------------

  $ 0.20-$12.75           749,700              8.89                 $ 6.01               343,423               $ 3.03
  $12.81-$17.75           773,270              8.87                 $16.27               128,261               $15.15
  $17.81-$35.56           987,285              9.20                 $29.60                52,952               $27.49
  $37.25-$66.50           140,200              9.13                 $46.12                 2,350               $42.14
                   -------------------   ------------------   ------------------   -------------------   ------------------
  $ 0.20-$66.50         2,650,455              9.04                 $19.91               526,986               $ 8.61
                   ===================   ==================   ==================   ===================   ==================

Under SFAS 123, pro forma  information  regarding net income (loss) and earnings
(loss) per share is required and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1998, 1999 and 2000: risk-free interest rates of 6% for 1998, 5.5% for 1999 and 2000, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 0.5 for 1998, 0.5 -
0.56 for 1999 and 1.348 for 2000 and an expected life of the option of 6 months after the option is vested for 1998, 1999 and 2000.

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

Pro forma information under SFAS 123 are as follows (in thousands except per share amounts):

                                                    1998         1999        2000
                                                 ---------    ---------    --------
Net loss as reported .........................   $  (4,351)   $ (19,851)   $(54,225)
                                                 =========    =========    ========
Pro forma net loss ...........................   $  (4,402)   $ (20,224)   $(68,309)
                                                 =========    =========    ========
Pro forma basic and diluted net loss per share   $   (3.04)   $   (2.70)   $  (4.42)
                                                 =========    =========    ========

Weighted average number of shares
used in computing basic and
diluted net loss per share ...................       1,450        7,487      15,440
                                                 =========    =========    ========

The Company recorded deferred compensation representing the difference between the exercise price and the deemed fair value of the Company's ordinary shares at the date of grant. Such amount is being amortized using the sum-of-digits method over the vesting period of the options, generally four years.


Deferred compensation is as follows (in thousands):
Balance as of January 1, 2000 .....................................     $ 5,779
Deferred compensation related to options issued to employees ......         --
Less amortization of deferred compensation ........................      (3,050)
                                                                        -------
Balance as of December 31, 2000 ...................................     $ 2,729
                                                                        =======

f. Non-Employee Directors Stock Option Plan:

The Company adopted the 1999 Non-Employee Directors Stock Option Plan. Commtouch Reserved 250,000 shares in 1999 and 250,000 shares in 2000 for issuance under this plan. During 1999, each individual who first joined the Board of Directors as a nonemployee director on or after the effective date of the initial public offering received an option grant for 10,000 shares. Subsequent to July 2000, individuals who joined the board received an initial grant of 30,000 options. Each option granted under the Non-Employee Directors Plan would become exercisable with respect to one-fourth of the number of shares covered by such option three months after the date of grant and with respect to one-third of the remaining shares subject to the option every three months thereafter. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.

During 2000, the Company granted 260,000 options to directors at a weighted average exercise price of $17.43 per share. As of December 31, 2000, 73,125 options were exercisable and 310,000 were outstanding.

NOTE 11: SELECTED STATEMENTS OF OPERATIONS DATA

Geographic information:

The Company conducts its business on the basis of one reportable segment. Revenues from external customers (in thousands):

                                                        Revenues
                                        ----------------------------------------
                                         1998             1999             2000
                                        ------           ------           ------
Israel ......................           $   --           $  369          $   196
U.S.A .......................              109            3,056           11,047
Europe ......................              130              344            1,927
Japan .......................              103              250            1,295
Latin America ...............               --               38            4,085
Other .......................               47              194              565
                                        ------           ------           ------
                                        $  389           $4,251          $19,115

                                        ======           ======           ======

The Company's long-lived assets as of December 31, 2000 are as follows (in thousands):

                                                      1999                 2000
                                                     ------               ------
Israel ...............................               $  789              $18,911
U.S.A ................................                5,359               18,016
Rest of World.........................                  --                   545
                                                     ------               ------
                                                     $6,148              $37,472
                                                     ======               ======


NOTE 12: SUBSEQUENT EVENTS (Unaudited)

a. Equity Line

On January 23, 2001 the Company entered into an ordinary share purchase agreement with Torneaux Fund Ltd. ("Torneaux"), a Bahamian limited liability company. Beginning on January 23, 2001 and continuing for 24 months thereafter, the Company may in its sole discretion issue its ordinary shares, NIS 0.05 par value per share, to Torneaux. The 24-month period is divided into 18 pricing periods, each consisting of 20 trading days on the Nasdaq National Market or any other market which is at the time the principal trading market for our ordinary shares. In addition, at the time of each issuance, the Company may issue to Torneaux call options to purchase ordinary shares up to a maximum of the same number of shares to be purchased by Torneaux in the share issuance, which expire at the end of the pricing period unless exercised. The Company must deliver shares purchased in the draw down or on exercise of the option in two installments, one at the end of each 10-day period during the 20-day pricing period, at which time it will receive payment.

Torneaux's purchase price, and consequently the number of shares purchased, will fluctuate based upon the daily volume weighted average price over a 20-day trading period. In each draw down the Company will notify Torneaux of the dollar amount of shares which it will issue, the commencement date of the pricing period, and the threshold price which must be at least $2 or a lower amount if mutually agreed. The threshold price is the lowest price per share (less a stated discount) at which the Company will issue shares.

b.  Litigation

Following our restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California, against the Company and certain of our officers and directors, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's consolidated financial statements. While we are unable to predict the ultimate outcome of these claims we believe they are without merit and intend to vigorously defend ourselves.

c. Restructuring

On December 27, 2000 the Company's Board of Directors approved a restructuring plan which was implemented in 2001. The restructuring was approved in light of the economic downturn. The Company initiated these changes to better serve the enterprise messaging market. These internal changes reduced operating expenses supporting the dot-com and destination site markets, closed the e-commerce division and email services for small community sites, and increased efficiencies in channel sales and marketing to the enterprise market. These changes reduced the worldwide headcount by approximately 20% and, combined with other cost savings, reduced overall operating expenses. The Company expensed $0.6 million allocated to the relevant departments, for severance related to this reorganization.

On February 28, 2001, the Company's Board of Directors approved a reorganization to enhance the Company's focus on enterprise messaging solutions. The Company is focusing its operations on three enterprise messaging businesses: the Commtouch core email and messaging service organization for the enterprise market which includes the recently launched Microsoft Hosted Exchange service offering; the enterprise messaging migration and integration technologies business through our wholly-owned subsidiary Wingra Technologies Inc.; and its technology development of next-generation messaging applications marketed to worldwide telecommunication companies, Internet Data Centers and service providers. As part of this reorganization the Company streamlined its global operations and reduced its workforce by approximately 50%, to about 210 people.

d.  Repricing

On April  30,  2001  the  Company's  Board of  Directors  approved  an  optional
"repricing" of options previously granted to employees, contingent upon the completion of certain regulatory filings. Previously granted options will be cancelled and new options will be issued with an exercise price equal to the par value of the shares. In order to enjoy the repricing mechanism, previously granted stock options must meet the following conditions:

     o   The exercise  price of the original  options  exceeds $10
     o   The option is issued but not exercised

The options vest over three years with 1/3 vesting on February 15, 2002 and the remaining 2/3 vesting every six months for the next two years. The Company will begin expensing this effective re-pricing as a fixed plan over the vesting period as employees finalize their participation in this optional plan.

e.  Bank Guarantee

In April 2001, the Israeli Tax Authority received a bank guarantee from the Company totaling approximately $0.6 million. This guarantee relates to potential payroll withholding tax liabilities.

Item 19. Exhibits




Exhibit
 Number                     Description of Document
-------        -----------------------------------------------------------------

3.1            Memorandum of Association of the Registrant.(1)

3.2            Articles of Association of the Registrant.(6)

4.1            Specimen Certificate of Ordinary Shares.(1)

4.2 Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)

4.2.1 Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of December 29, 1999.(4)

4.2.2 Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of March 10, 2000.(5)

4.3 Form of Tag-Along Rights (Right of First Refusal and Co-Sale) Agreement dated as of December 23, 1998.(1)

4.4            Form of Drag-Along Letter dated as of April 15, 1999.(1)

4.5 Ordinary Shares Purchase Agreement between Commtouch Software Ltd. and Torneaux Fund Ltd., dated January 23, 2001.(9)

4.6 Amended and Restated Merger and Exchange Agreement dated November 24, 2000 among Commtouch Software Ltd., Commtouch Inc., CW Acquisition Corporation, Wingra, Incorporated, the holder of certain of the outstanding capital stock of Wingra, Incorporated, and the holders of all the outstanding membership interests in Wingra Technologies, LLC other than that owned by Wingra, Incorporated.(10)

4.7 Registrant hereby agrees to furnish the Securities and Exchange Commission, upon request, with the instruments defining the rights of holders of long-term debt of the registrant with respect to which the total amount of securities authorized does not exceed 10% of the total assets of the Registrant.

5.1 Opinion of Naschitz, Brandes & Co., Israeli counsel to the Registrant, as to certain legal matters with respect to the legality of the shares.

10.1 Registrant's 1996 CSI Stock Option Plan and forms of agreements thereunder.(1)

10.2           Registrant's   form  of  Stock  Option   Agreement   for  Israeli
               Employees.(1)

10.3 Registrant's 1999 Stock Option Plan and form of agreement thereunder.(1)

10.4           Commtouch  Software Ltd. 1999 Nonemployee  Directors Stock Option
               Plan.(1)

10.4.1 Amendment to Commtouch Software Ltd. 1999 Nonemployee Directors Stock Option Plan.(7)

10.5 Commtouch Software Ltd. 1999 Employee Stock Purchase Plan and forms thereunder.(1)

10.6 Sublease between ASCII of America, Inc. and Commtouch for Commtouch's offices in Santa Clara, California, dated December 16, 1998.(1)

10.7 Lease between DeAnza Building and Commtouch for Commtouch's offices in Sunnyvale, California, dated February 5, 1996, as amended.(1)

10.8 Form of Letter Agreement between the Registrant and U.S. Bancorp Piper Jaffray.(2)

10.9 Form of Customized Web-based Email Service Agreement by and between Go2Net, Inc. and the Registrant.(3)

10.9.1 Form of Share Warrant for Go2Net, Inc. to purchase ordinary shares of the Registrant.(3)

10.9.2 Form of Share Warrant for Microsoft Corporation to purchase ordinary shares of the Registrant dated October 26, 1999.(4)

10.9.3         Amendment  dated  December 29, 1999 to Form of Share  Warrant for
               Microsoft   Corporation  to  purchase   ordinary  shares  of  the
               Registrant.(4)

10.9.4 Lockup Agreement between the Registrant and Microsoft Corporation dated December 29, 1999.(4)

10.10 Form of Share Purchase Agreement by and among the Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

10.10.1        Form  of   Registration   Rights   Agreement  by  and  among  the
               Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

10.10.2 Form of Letter Agreement between the Registrant and Selling Securityholders extending deadline for SEC registration.(4)

10.11          Commtouch Software Ltd. 1999 Section 3(I) Share Option Plan.(8)

10.12 Office Lease between EOP-Shoreline Technology Park, L.L.C. and Commtouch Software, Inc. dated October 28, 1999.(11)

21             Subsidiaries of the Company.

23             Consent of Kost, Forer & Gabbay, independent auditors.

99.1           Press Release of the Registrant, dated July 7, 1999.(2)

99.2           Memorandum of Understanding between the Registrant,  Go2Net, Inc.
               and Vulcan Ventures Incorporated, dated July 7, 1999.(2)

------------

(1) Incorporated by reference to similarly numbered exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.

(2) Incorporated by reference to similarly numbered exhibit in Amendment No. 4 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.

(3) Incorporated by reference to similarly numbered exhibit in Amendment No. 5 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.

(4) Incorporated by reference to similarly numbered exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773.

(5) Incorporated by reference to similarly numbered exhibit in Amendment No. 2 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773, filed March 28, 2000.

(6) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of August 2000.

(7) Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of August 2000.

(8) Incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-8 No. 333-94995.

(9) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of January 2001.

(10) Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of January 2001.

(11) Incorporated by reference to Exhibit 1 to Report on Form 6-K for the month of January 2001.




                                                                            F-21
                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMMTOUCH SOFTWARE LTD.


                                          By:        /s/ Sunil Bhardwaj
                                             -----------------------------------
                                                         Sunil Bhardwaj
                                                     Chief Financial Officer
May 16, 2001

                            COMMTOUCH SOFTWARE LTD.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                           U.S. Dollars in thousands



                                   Balance at
                                      the      Charged to             Balance at
                                  beginning of  cost and              end of the
                                   the period   expenses   Deductions   period
                                  ------------ ----------- ---------- ----------

Year ended December 31, 1998:
  Bad debt.......................   $ --          $ --      $  --       $  --
                                    ======        ======    =======     ======
Year ended December 31, 1999:
  Bad debt.......................   $ --          $ 405     $  --       $ 405
                                    ======        ======    =======     ======
Year ended December 31, 2000:
  Bad debt......................    $405          $1,990    $(1,533)    $ 862
                                    ======        ======    =======     ======