Form 20-F/A
period 2000-12-31
COMMTOUCH SOFTWARE LTD
filed 2001-05-22
CIK 1084577

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

                                    PART III

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

   (b) Exhibits

   The exhibits to this report are listed in the exhibit index attached hereto.

                                 EXHIBIT INDEX


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

10.9.3         Amendment  dated  December 29, 1999 to Form of Share  Warrant for
               Microsoft   Corporation  to  purchase   ordinary  shares  of  the
               Registrant.(4)

10.9.4 Lockup Agreement between the Registrant and Microsoft Corporation dated December 29, 1999.(4)

10.10 Form of Share Purchase Agreement by and among the Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

10.10.1        Form  of   Registration   Rights   Agreement  by  and  among  the
               Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

10.10.2 Form of Letter Agreement between the Registrant and Selling Security holders extending deadline for SEC registration.(4)

10.11          Commtouch Software Ltd. 1999 Section 3(I) Share Option Plan.(8)

10.12 Office Lease between EOP-Shoreline Technology Park, L.L.C. and Commtouch Software, Inc. dated October 28, 1999.(11)

10.13 Agreement of Commercial Lease between Am-Ram Pituah Drom Netanya (South Netanya Development) Ltd. as Lessor and Comtouch Software Ltd. as Lessee dated June 3, 2000 for premises in Netanya, Israel.*

21             Subsidiaries of the Company.

23             Consent of Kost, Forer & Gabbay, independent auditors (revised).*

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

----------
* Filed herewith all other exhibits previously filed.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMMTOUCH SOFTWARE LTD.


                                          By:        /s/ Sunil Bhardwaj
                                             -----------------------------------
                                                         Sunil Bhardwaj
                                                     Chief Financial Officer
May 22, 2001