Form 20-F
period 2001-12-31
COMMTOUCH SOFTWARE LTD
filed 2002-04-26
CIK 1084577

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
      SECURITIES EXCHANGE ACT OF 1934
                                       OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the transition period from _________________ to ________________

                        Commission file number 000-26495

                             COMMTOUCH SOFTWARE LTD.
            (Exact name of Registrant as specified in its charter and
                 translation of Registrant's name into English)

                                     Israel
                 (Jurisdiction of incorporation or organization)

      6 Hazoran Street Poleg Industrial Park, P.O. Box 8511 Netanya 42504,
                            Israel 011-972-9-863-6888
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class               Name of each exchange on which registered
     -------------------               -----------------------------------------
             N/A                                        None

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act.

                  Ordinary Shares, par value NIS 0.05 per share
                  ---------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act.

                                      None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2001).

    Ordinary Shares, par value NIS 0.05             17,496,819

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers.

         Not applicable.

Item 2. Offer Statistics and Expected Timetable.

         Not Applicable

Item 3. Key Information.

Unless otherwise indicated, all references in this document to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Ltd. or its wholly-owned subsidiaries, Commtouch Inc., Commtouch (UK) Ltd, Commtouch Latin America Inc., Wingra, Inc. and its majority-owned subsidiary, Commtouch K.K. (Japan).

The selected consolidated statements of operations data for the years ended December 31, 1999, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

                                                                          Year Ended December 31,
                                                       --------------------------------------------------------
                                                          1997       1998        1999       2000         2001
                                                       ---------   --------    --------    --------    --------
                                                               (USD in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
   Email services ..................................   $   --      $    389    $  4,251    $ 17,965    $ 14,697
   Software licenses, maintenance and services .....        899        --          --         1,150         621
                                                       ---------   --------    --------    --------    --------
     Total revenues ................................        899         389       4,251      19,115      15,318

   Cost of revenues:
   Email services ..................................       --           569       3,643      11,864      14,605
   Software licenses, maintenance and services .....        165        --          --          --          --
                                                       ---------   --------    --------    --------    --------
     Total cost of revenues ........................        165         569       3,643      11,864      14,605
                                                       ---------   --------    --------    --------    --------
   Gross profit (loss) .............................        734        (180)        608       7,251         713
                                                       ---------   --------    --------    --------    --------
 Operating expenses:
   Research and development, net ...................      1,108       1,149       2,942      10,357       7,278
   Sales and marketing .............................      2,202       2,001       7,722      26,585      13,496
   General and administrative ......................        829         604       4,328      13,621      11,236
   In-process research and development .............       --          --          --         1,280        --
   Amortization of prepaid marketing expenses ......       --          --         3,263       4,508        --
   Amortization of goodwill and other purchased
     intangibles ...................................       --          --          --          --         2,794
   Write-off of impaired goodwill and other
     intangible assets .............................       --          --          --          --        13,280
   Write-off of impaired property, equipment
     and other .....................................       --          --          --          --        10,166
   Amortization of stock-based employee deferred
     compensation ..................................       --            91       3,436       3,050       2,204
                                                       ---------   --------    --------    --------    --------
     Total operating expenses ......................      4,139       3,845      21,691      59,401      60,454
 Operating loss ....................................     (3,405)     (4,025)    (21,083)    (52,150)    (59,741)
 Interest and other income (expenses), net .........        (68)       (326)      1,232       2,870         449
 Write-off of impaired long-term investments .......       --          --          --        (5,000)     (2,000)
 Minority interest .................................       --          --          --            55         285
                                                       ---------   --------    --------    --------    --------
 Net loss ..........................................   $ (3,473)   $ (4,351)   $(19,851)   $(54,225)   $(61,007)
 Basic and diluted net loss per share ..............   $  (2.40)   $  (3.00)   $  (2.65)   $  (3.51)   $  (3.56)
 Weighted average number of shares used in
 Computing basic and diluted net loss per share ....      1,450       1,450       7,487      15,462      17,152
                                                       ---------   --------    --------    --------    --------

                                                                  December 31,
                                         ------------------------------------------------------------------
                                            1997        1998         1999           2000             2001
                                          --------    --------     ---------       -------         --------
                                                                  (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents........        $   324     $   834      $  65,996       $20,831         $ 2,248
 Marketable securities............             --          --         18,050         8,607              --
 Working capital (deficit)........         (1,264)     (1,440)        88,053        23,768            (607)
 Total assets.....................          1,065       2,366        100,336        77,280           9,545
 Long-term liabilities............            366         530            497         1,825             940
 Shareholders' equity (deficit)...         (1,108)       (815)        95,312        61,728           4,059

The following data is presented:

         o    On an actual basis and

         o On a pro forma as adjusted basis to give effect to the sale of 4,434,931 million ordinary shares in the private placement approved by the shareholders on April 8, 2002, at an assumed price of $0.292 per share.

                                         December 31,     December 31,
                                         ------------     ------------
                                            2001              2001
                                            ----              ----
                                                          Pro Forma As
                                                          ------------
                                           Actual           Adjusted
                                           ------           --------
                                       (in thousands)    (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents........        $ 2,248           $ 3,543
 Working capital (deficit)........           (607)              688
 Total assets.....................          9,545            10,840
 Long-term liabilities............            940               940
 Shareholders' equity (deficit)...          4,059             5,354

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

                               RECENT DEVELOPMENTS

a. Private Placement

In February 27, 2002, Commtouch entered into a private placement agreement with a few of its founders and new investors whereby Commtouch will issue approximately 4.4 million ordinary shares against the investment of approximately $1.3 Million in a private placement to private investors;
approximately one-third of the shares are being purchased by Commtouch's founders, who are currently Commtouch directors and/or executive officers. The purchasers in the private placement will also receive five-year warrants to purchase up to an additional 2.66 million ordinary shares

(approximately). The exercise price for one-third of the warrants will be $0.37 per share, the exercise price for an additional one-third of the warrants will be $1.00 per share and the exercise price for the final one-third of the warrants will be $2.00 per share. This agreement was approved by the shareholders on April 8, 2002. The Company plans to use the proceeds of this placement for general corporate working capital. The funds were received on April 15, 2002.

b. Sale of Wingra

Commtouch sold off its migration service business, Wingra, Inc. to Wingra's senior management at the end of February 2002. The terms include mutual release of all liabilities, obligations and rights of the parties to the agreement. This sale reduced the Company's net liabilities by approximately $0.7 million.

c. Sale of Hosted Exchange

In January 2002, Commtouch sold its Hosted Exchange business to Telecomputing, Inc. Terms of the transaction include the transference of the Company's customer base and certain equipment to Telecomputing, in exchange for certain cash payments and royalties. Furthermore, the Company assigned equipment leases to Telecomputing, thereby eliminating the Company's obligation to make lease payments thereunder.

d. Strategic Agreement with MailCentro

Within the framework of an agreement with MailCentro Inc. ("MC"), MC (a wholly owned subsidiary of CP Software Group, Inc.) assumed all aspects of servicing most of the Company's consumer customers, including its free email service known as Zap Zone service. According to the agreement entered into with MC, the Company transferred customers to MC and is expected to realize royalties on payments made by these former customers to MC (primarily in 2002). Additionally, certain Commtouch trademarks, domain names, software licenses and equipment were sold to MC.

e. As a part of the Company's cost containment efforts, it reached settlement agreements with a few of its vendors. Some of the settlement agreements included issuance of shares or warrants while others included only cash payments. The amount written off totaled approximately $0.8 million, which was deducted from the relevant categories of operating expenses, and the Company also recorded approximately $0.1 million compensation expenses regarding the warrants issued and agreed to pay a letter of credit for approximately $1.0 million it had previously issued to its landlord.

f. During 2001, the Company announced that it was implementing strategic initiatives intended to further reduce costs. In connection with the strategic initiatives, the Company recorded restructuring charges of approximately $11.2 million. The restructure included curtailing expenses and reducing the number of employees. The cash and non-cash elements of the restructuring charge approximate $2.0 million and $9.2 million, respectively (the non-cash charge represents property, equipment and other write-downs).

g. Repricing

On April 30, 2001 the Company's Board of Directors approved the "repricing" of options previously granted to employees according to certain criteria's. Accordingly, the Company filed a Tender Offer which expired on September 14, 2001, and Commtouch has accepted for exchange options to purchase 1,273,513 Ordinary Shares. Previously granted options were cancelled and new options were issued with an exercise price equal to the par value of the shares.

As of December 31, 2001, we had approximately $2.2 million of cash to fund operations in 2002. In 2001 we utilized $24.7 million of cash to fund operating losses and $5.7 million from investing activities, mainly proceeds from sales of marketable securities. Net cash provided by financing activities was approximately zero, after repayment of bank loans and notes payable of approximately $1.0 million, net of approximately $1.0 million of proceeds from issuance of shares and from minority interest in 2001. To limit our cash expenses in 2002, we have significantly reduced staff, curtailed discretionary expenses and limited capital expenditures. These actions were taken due to a decline in our revenue growth resulting from competitive factors and a slowing economic environment. To enhance our overall financial position, we have entered into a private investment round, sold our Wingra subsidiary to its senior management, entered into a strategic agreement with MC (see item d, Recent Developments) and sold the Hosted Exchange business, such that we may concentrate on providing software messaging solutions to service providers.

Based on the cash balance at December 31, 2001, current projections of revenues, related expenses, the ability to further curtail certain discretionary expenses, sale of the Wingra subsidiary's net liabilities and completion of the private investment round (as discussed below under Item 5, "Operating and Financial Review and Prospects - Liquidity and Capital Resources"), the Company believes it has sufficient cash to continue operations for at least the next twelve months.

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

Business Risks

If the market does not respond favorably to our new messaging solutions and related technologies, we will fail to generate revenues.

Our success will depend on the acceptance and use of our software messaging solutions by service providers to provide email services to their customers. We cannot estimate the size or growth rate of the potential market for our software offerings. If the market for email software fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our solutions may not achieve broad market acceptance. Since we have only recently released our new messaging platform for general distribution, we do not have experience to evaluate whether it will achieve broad market acceptance. Also, because a preponderance of our future revenue will be derived directly or indirectly from our software messaging solutions, if that market does not grow, our business will likely fail.

Our future revenues are unpredictable and our quarterly operating results may fluctuate which could adversely affect the value of your investment.

Because we have a limited history with our new email solutions and because of the emerging nature of the markets in which we compete, our revenue is unpredictable. Our current and future expense levels (although greatly reduced) are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.

A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results and/or cause our share price to decline. Other factors which may cause such fluctuations include:

         o The market acceptance of our new software messaging platform and related solutions

         o The size, timing and fulfillment of orders for our new software messaging solutions;

         o    The success of our selling efforts to service providers;

         o The rate of adoption of new software messaging solutions by enterprise customers in the current economic environment;

         o    The threat of de-listing by the NASDAQ;

         o The receipt or payment of irregular or nonrecurring revenues or expenses;

         o Our ability to successfully develop and market new solutions, as may be needed;

         o    Pricing of our solutions; and

         o    Effectiveness of our customer support.

Because of differing operational factors and the material changes to our business model, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations. Because we are going to market with new solutions and have sold most of our hosted email service businesses, it is difficult to evaluate our business and prospects.

We commenced operations in 1991, but we are only beginning to try to sell our new software messaging solutions after having sold outsourced Web-based email services from 1998 through 2001, which itself was a change from our initial focus on the sale, maintenance and servicing of stand-alone email client software products for mainframe and personal computers. In late 2001 and early 2002, we sold essentially all of our hosted email service businesses to focus exclusively on developing and selling new software messaging technologies. This change required us to adjust our business processes and to restructure Commtouch. Therefore, we have no operating history as a provider of our new email technologies upon which you may be able to evaluate our business and prospects. It is too early to judge the success of this business.

We have many established competitors who are offering similar solutions

The market for messaging technologies is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, low operating margins and the realization of little or no market share, any of which could cause our business to suffer.

In the market for email and messaging software solutions, we compete directly with software solution providers, including Critical Path, OpenWave, iPlanet (Sun Microsystems), Mirapoint, Sendmail and Rockcliff, as well as with companies that develop and maintain in-house email solutions, such as Microsoft and IBM. Furthermore, certain small-scale email software providers offer low-cost basic solutions, but with limited scalability or value-added functionality. These and other companies could potentially leverage their existing capabilities and relationships to enter the service provider email solutions industry.

Our market's level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our offerings, we may encounter increased competition in the development and distribution of these solutions. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against current and future competitors.

Our ability to increase our revenues will depend on our ability to successfully execute our sales and marketing plan.

The complexity of our software messaging solutions and the email software market require highly trained sales and marketing personnel to educate prospective customers regarding the use and benefits of our solutions. We have limited experience in selling software solutions to service provider customers. It will take time for our current and future employees to learn how to market our solutions. Additionally, we are unable to predict the success in selling newly introduced solutions in which we have no experience marketing and are relying on these solutions to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against the bigger and more experienced sales and marketing organizations of our competitors.

We have a history of losses and may never achieve profitability.

We incurred net losses of approximately $19.9 million in 1999, $54.2 million in 2000 and $61.0 in 2001. As of December 31, 2001, we had an accumulated deficit of approximately $146.8 million. We have not achieved profitability in any period, and we might continue to incur net losses in the future. If we do not achieve profitability, our share price may decline further.

Possible Need For Additional Funds

The Company is very thinly capitalized. As such, we might become dependent upon raising additional funds to finance our business. Our cash balance at December 31, 2001 was $2.2 million. If we are unable to raise additional funds, the Company could fail. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. If needed, our inability to obtain adequate capital would limit our ability to continue our operations. Any such additional funding may result in significant dilution to existing stockholders.

Risk of Recession

Some of our former customers continue to operate in the dot-com market based on internet-centric business models and are experiencing a significant economic slowdown and an inability to raise additional capital.

These former customers were assigned to MailCentro, Inc. (a wholly owned subsidiary of CP Software Group, Inc.) and Telecomputing, Inc. in connection with the Company's agreements with these companies. According to these agreements entered with MailCentro, Inc. and Telecomputing, Inc., the Company is expected to realize royalties on payments made by these former customers to MailCentro and Telecomputing (primarily in 2002). The ability of MailCentro and Telecomputing to collect outstanding receivables is significantly impacted by the liquidity issues of these customers, which may negatively impact our ability to recognize future revenue based on the afore-stated royalties. As a result, we may experience shortfalls in our future revenues.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to further decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. The loss of our software developers may also adversely affect our messaging platform product, therefore causing our operating results to suffer and the value of your investment to decline. We do not have employment agreements inclusive of set periods of employment with any of these key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

Our recent head-count reduction from 210 employees to approximately 35 employees is significantly straining our operational resources. We have significantly curtailed sales and marketing resources and this may compromise our ability to enhance revenues.

Our business and operating results could suffer if we do not successfully address the risks inherent in doing business overseas.

At December 31, 2001 we had sales offices in Israel, United States and Japan. We intend to continue to seek ways to market our software messaging solutions in international markets by utilizing appropriate distributorship channels, i.e. by way of our joint strategic relationship with Unisys and other foreign representatives. We may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

         o    differing technology standards;

         o inability of distribution channels to successfully market our software messaging solutions;

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

Any of these factors could adversely affect the Company's international sales and, consequently, business and operating results.

Terrorist attacks such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001 and other attacks or acts of war may adversely affect the markets on which our ordinary shares trade, our financial condition and our results of operations.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused major instability in the U.S. and other financial markets. There could be further acts of terrorism in the United States or elsewhere that could have a similar impact. Leaders of the U.S. government have announced their intention to actively pursue and take military and other action against those behind the September 11, 2001 attacks and to initiate broader action against national and global terrorism. Armed hostilities or further acts of terrorism would cause further instability in financial markets and could directly impact our financial condition and our results of operations.

Technology Risks

We might not have the resources or skills required to adapt to the changing technological requirements and shifting preferences of our customers and their users.

The internet messaging industry is characterized by rapid technological change, changes in end user requirements and preferences, and the emergence of new industry standards and practices that could render our solutions and proprietary technology obsolete. Our success depends, in part, on our ability to continually enhance our existing email and messaging solutions and to develop new solutions, functions and technology that address the increasingly sophisticated and varied needs of our prospective customers and their users. The development of proprietary technology and necessary enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt to customer or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition.

Our software may be adversely affected by defects, which could cause our customers or end users to stop using our solutions.

Our solutions are based upon new and complex software. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current solutions or enhancements until after they are delivered. Although we have not experienced any material software defects to date in our service offering, it is possible that, despite testing by us, defects may exist in the software we sell. These defects could cause service interruptions for our customers that could damage our reputation, create legal risks, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer.

Investment Risks

We may need additional capital.

We have invested heavily in technology development. We expect to continue to spend financial and other resources on developing and introducing new offerings and maintaining our corporate organizations and strategic relationships. We also expect to invest resources in research and development projects to develop enhanced service provider messaging solutions.

Based on the cash balance at December 31, 2001, current projections of revenues, related expenses, the sale of the Wingra subsidiary and completion of the private investment round (as discussed below under Item 5, "Operating and Financial Review and Prospects - Liquidity and Capital Resources"), the Company believes it has sufficient cash to continue operations for at least the next twelve months.

We are subject to a class action lawsuit which may have a material adverse effect on us.

Following our restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of our officers and a director, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's financial statements. These lawsuits were consolidated into one action in late 2001. Thereafter, the Company filed a Motion to Dismiss, which has been granted, though the plaintiffs have been granted leave to amend the complaint, which they are expected to do. While we are unable to predict the ultimate outcome of the consolidated claim, we believe that it is without merit and intend to continue to vigorously defend ourselves.

If we cannot satisfy Nasdaq's maintenance requirements, it may delist our ordinary shares and we may not have an active public market for our ordinary shares, which would likely make our shares an illiquid investment.

Our ordinary shares are quoted on the Nasdaq National Market. To continue to be listed, our shares must have a minimum bid price of $1.00 per share and we must maintain a minimum market value of our publicly held shares of $5,000,000, among other requirements. Our shares have a minimum bid price of less than $1.00 per share and the minimum market value is under $5,000,000. Consequently, we do not satisfy the Nasdaq listing requirements and may not be able to so in the future. Nasdaq has recently notified us that our stock may be delisted as of May 15, 2002. If this occurs, trading in the shares may be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the "OTC Bulletin Board Service." As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares.

Nasdaq also may delist our shares if it deems it necessary to protect investors and the public interest.

If our shares are delisted, they may become subject to the SEC's "penny stock" rules and be more difficult to sell.

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

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually own over five percent of our ordinary shares, beneficially own, in the aggregate, approximately 18.5% of our outstanding ordinary shares. If they vote together, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch.

Jan Eddy, the President and Chief Executive Officer of Wingra Technologies, beneficially owns approximately 5% of our outstanding ordinary shares issued to her in connection with our acquisition of Wingra Technologies on November 24, 2000.

InfoSpace beneficially owns approximately 5% of our outstanding ordinary shares. InfoSpace merged with Go2Net in October 2000. In connection with this merger InfoSpace assumed Go2Net shares, warrants and rights. In 1999, in connection with entering into an email services agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. Concurrent with Commtouch Inc. entering into the email services agreement, we issued 896,057 ordinary shares to InfoSpace and 448,029 in ordinary shares to Vulcan Ventures in a private placement at $14.88 per share. We believe that Vulcan Ventures divested itself of all of its shareholdings in the Company. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire in July 2004. Assuming exercise of the InfoSpace warrant on a net issuance basis, the warrant currently has no impact on beneficial ownership, as the warrant is currently underwater.

These  significant  shareholders  will be able to  significantly  influence  and possibly exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. InfoSpace will also have the right to name one director to our Board as long as it continues to hold at least 620,022 shares, including the shares issuable upon exercise of the InfoSpace warrant. It named Thomas Camp to the Board under this provision, who resigned on August 22, 2001 and was not replaced by Infospace. In addition, conflicts of interest may arise as a consequence of these significant shareholders control relationship with us, including:

         o conflicts between significant shareholders, and our other shareholders whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions;

         o conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by these shareholders, on the other hand; or

         o conflicts related to existing or new contractual relationships between us, on the one hand, and these shareholders, on the other hand.

Substantial sales of our ordinary shares could adversely affect our share price.

The sale, or availability for sale, of substantial quantities of our ordinary shares may have the effect of further depressing its market price. A large number of our ordinary shares which were previously subject to resale restrictions, are currently eligible for resale. In addition a significant number of shares will be eligible for resale at various dates in the future, should the private investment round close (as discussed below under Item 5, "Operating and Financial Review and Prospects - Liquidity and Capital Resources").

As previously announced and as discussed under Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources," we have entered into a private placement to issue shares and raise approximately $1.3 million. The shares we will issue under this round will dilute existing shareholders.

Risk of failure to obtain registration rights for the private placement

As previously announced and as discussed under Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources," we have entered into a private placement, pursuant to which we are obligated to register with the SEC the shares to be issued to investors. According to the agreement with the investors, should the Company fail to meet certain deadlines for filing the registration statement and achieving the effectiveness thereof, the Company risks having imposed on it liquidated damages as defined in the agreement.

Intellectual Property Risks

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

Governmental regulation and legal uncertainties could impair the growth of the internet and decrease demand for our software messaging solutions or increase our cost of doing business.

There are currently few laws and regulations directly applicable to the internet and commercial email services. However, a number of laws have been proposed involving the internet, including laws addressing user privacy, pricing, content, copyright, antitrust, distribution and characteristics and quality of products and services. Further, the growth and development of the market for email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. Moreover, the applicability to the internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the internet, may impair the growth of the internet or commercial online services. This could decrease the demand for our software and increase our cost of doing business, or otherwise harm our business and operating results.

Risks Relating to Operations in Israel

We have important facilities and resources located in Israel, which has historically experienced severe economic instability and military and political unrest.

We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although substantially all of our past sales were made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. In addition, Israel and some companies doing business with Israel have been the subject of an economic boycott by Arab countries since Israel's establishment. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or expansion of our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and certain Arab countries. Since September 2000, a continuous armed conflict with the Palestinian Authority has been taking place. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, Israel continues to face hostile actions and threats from various elements in the region. We cannot predict whether or in what manner these problems will be resolved.

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

Because a substantial portion of our revenues are generated in U.S. dollars and a portion of our expenses are incurred in New Israeli Shekels, our results of operations may be adversely affected by inflation and currency fluctuations.

We generate a substantial portion of our revenues in U.S. dollars and incur a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels, commonly referred to as NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. While in recent years the rate of devaluation of the NIS against the dollar has generally exceeded the rate of inflation, which is a reversal from prior years, we cannot be sure that this reversal will continue. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits which we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the OCS, for the financing of a significant portion of our research and development expenditures in Israel. In 2001 and 2002, we applied for additional grants and we may apply for additional grants in the future. In 1999 and 2000, we did not receive any grants from the OCS. In 2001 we received $0.6 million and we expect the percentage of our research and development expenditures financed from OCS grants will continue to remain quite low. The OCS budget has been subject to reductions which may affect the availability of funds for these grants in the future. Therefore, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants. In connection with research and development grants received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with grants from the OCS.

The terms of the OCS grants and the law pursuant to which the grants are made restrict our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. This restriction may limit our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that the approvals of the OCS will be obtained on terms that are acceptable to us, or at all. In connection with our grant applications, we have made representations and covenants to the OCS. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with interest and penalties, and would likely be ineligible to receive OCS grants in the future.

The Company received grants from the Government of Israel, through the OCS, for the financing of a significant portion of its research and development expenditures in Israel. The related funded projects ultimately failed and the relevant payments were made for the revenues generated from these projects. The Company will not be obligated to pay future royalties for such projects through 2001, since no future revenue is expected from these projects. Accordingly, the Company decided to write down the $0.4 million accrual it recorded in past years and determined that as of December 31, 2001 there are no contingent liabilities for royalties from these projects. In March 2002, the Company submitted an application for project failure with regard to these projects. However, the ultimate liability is subject to the review of the Israeli government. With regard to the grant received in 2001, a contingent liability of $0.6 million exists.

The tax benefits we are currently entitled to from the Government of Israel may be reduced or terminated in the future.

Pursuant to the Law for the Encouragement of Capital Investments, the Government of Israel through the Investment Center has granted "approved enterprise" status to a portion of our capital investment programs. The portion of our income derived from our approved enterprise program will be exempt from tax for a limited period of two years commencing in the first year in which we have taxable income, and will be subject to a reduced tax for an additional period of five to eight years dependent on the percentage of foreign shareholders. The benefits available to an approved enterprise are conditioned upon the fulfillment of conditions regarding a required amount of investments in fixed assets and a portion of these investments being made with net proceeds of equity capital raised by us as stipulated in applicable law and in the specific certificates of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the approved enterprise program. It is possible that these tax benefits may not be continued in the future at their current levels or at all.

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

On May 4, 2000, a committee chaired by the former Director General of the Israeli Ministry of Finance issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. In the interim there have been significant political and economic changes. On February 26, 2002 the Minister of Finance appointed a new committee to recommend tax reforms, and this committee is expected to submit a report within 90 days. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

Item 4. Information on the Company.

Overview

We are a provider of email services and software for email and messaging solutions to service providers that target both residential and business subscriber users.

Our main target customers include companies that specialize in providing communications applications to enterprises, such as, ASPs, ISPs, telecoms, CLECs, wireless carriers, data centers, systems integrators, and IT consultants.

Email and messaging is complex and requires focus to implement, deliver and maintain. Today's solutions include the ability to address both front-end and back-end requirements, anytime-anywhere access, and features such as anti-virus protection, unified messaging, calendaring, group scheduling, file sharing, and collaboration. Technologies for the future are necessitating that email and messaging adapt and change with the new innovations. Our flexible technology and economies of scale enable us to provide email solutions in a cost-effective manner, intended to allow businesses to achieve desirable economic advantages. These technologies have been conceived, developed and refined over the course of the past 11 years, during which we have provided both services and software to a multitude of customers.

Commtouch Offerings

We offer software for email and messaging solutions to service providers, mainly small and medium size enterprises (SME). Service providers receive a license to install and use our software and technology in order to provide messaging and email services from their own data center facility. Our service provider solution enables service providers to easily manage the email and messaging features/services that they in turn provide to their end users.

We deliver a comprehensive software solution that -

         o Enables ISP business subscribers to enjoy advanced messaging applications.

         o Enables service providers to offer packages of email services. With Commtouch Classes of Service (CoS), service providers can create different packages of service to their diversified subscribers and market each package separately.

         o Enables service providers to simplify deployment and manageability of a highly-scalable messaging platform for residential and
              business   subscribers,   and  to  achieve  high  performance  and
              maximized utilization at a competitive low cost (i.e. low hardware, bandwidth and administration costs).

Our solution provides:

         o Access to accounts from standard desktop email clients (e.g. Microsoft Outlook and Qualcomm Eudora), Web browsers and wireless devices, such as, WAP-enabled mobile phones.

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

Competitive Landscape

Discussed above under Item 3 - RISK FACTORS/Business Risks

Intellectual Property

We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have the following registered trademarks: COMMTOUCH (registered in the U.S., Israel, European Union, China, Mexico, New Zealand, Norway, South Korea and Australia); PRONTO (Canada and South Korea); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO FAMILY, PRONTO SECURE (Japan);
PRONTO MAIL (Japan and New Zealand); We also have the following pending trademark applications: COMMTOUCH (Taiwan, Russian Federation, Japan, India, Canada and Brazil), and PRONTO (European Community). At the end of 2001, we assigned our ZAPZONE and ZZN trademarks to CP Software Group, Inc., within the framework of our transaction with MailCentro.

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

We also continue to hold a perpetual mail server license which was utilized in our hosted service offering and is still being utilized to service certain customers, and may continue to license SSL encryption and other technology as the need arises. We cannot be certain that, apart from the mail server license, other third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products. These third-party in-licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product development until equivalent technology can be identified, licensed and integrated. Any such delays could cause our business/financial condition and operating results to suffer.

Government Regulation

Since the September 11, 2001 terrorist attacks on the United States, governments worldwide are taking a closer look at various issues that may affect the privacy of individuals. In the U.S., the Federal Trade Commission chairman announced a broad privacy agenda and stricter enforcement of current privacy rules, relating to both online and offline activities. Further, the U.S. Congress recently passed the USA Patriot Act which, among other things, broadens the powers of law enforcement officials to intercept electronic communications in the name of the fight against terrorism. Other laws and regulations directly applicable to the internet and commercial email services include the Electronic Communications Privacy Act, Children's Online Privacy Protection Act and related regulations in the U.S. and restrictions on the export of personal data from the European Community (according to the European Directive, which has been adopted in various forms by many European Community member states). It is possible that a number of laws and regulations may be adopted in the future with respect to the internet or commercial email services covering issues such as user privacy, pricing, content, copyright, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of additional laws or regulations may impair the growth of the internet or commercial online services, which could, in turn, decrease the demand for our products and increase our cost of doing business, or otherwise have a material adverse effect on our business, operating results and financial condition. Moreover, the applicability to the internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the internet could have a material adverse effect on our business, operating results and financial condition.

Employees

As of December 31, 2001, 2000 and 1999, we had 92, 486 and 214 full-time employees, respectively. We sold the Hosted exchange business and our migration services subsidiary in early 2002, and on March 1, 2002, we had 35 full-time employees. None of our U.S. employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to Commtouch's Israeli employees. These provisions principally concern the maximum length of the workday and workweek, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch's Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as "Managers' Insurance." This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee's base salary, and the employer contributes between 13.3% and 15.8% of the employee's base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee's base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary, and the employer contributes an amount equal to 7.5% of the employee's base salary.

Description of Property

Our principal executive offices are located at 6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 2029 Stierlin Court, Mountain View, California 94043, where our telephone number is (650) 864-2000. All of our facilities are leased. We were incorporated in Israel under the laws of Israel on February 5, 1991. Our Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection from the Registrar.

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

Overview

During 2001, our main business was providing outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users and employees.
Commtouch is currently the developer and provider of comprehensive and highly scalable messaging solutions through its Commtouch Messaging Platform (CMP) for service providers such as ISPs, ASPs, Data Centers, telcos and Wireless Operators. The CMP offers service providers an opportunity to increase revenue from their business and residential subscribers utilizing CMP's advanced messaging services, which can be deployed and managed easily and quickly.

Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are revenue recognition, allowance for doubtful accounts, impairment and commitments and contingencies.

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is probable. The company's revenue recognition policy is discussed in
Note 2 of Notes to Consolidated Financial Statements. The recognition of revenue in conformity with accounting principles generally accepted in the United States requires the company to make estimates and assumptions that affect the reported amounts of revenue. Estimates related to the recognition of revenue include the accumulated provision for revenues subject to refund and other. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from our customers' inability to make payments they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, customer concentrations, current customer credit-worthiness, current economic trends and changes in our customer payment patterns. If the financial condition of our customers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods.

Impairment

We assess the fair value and recoverability of our long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business, changes in our industry and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized.

During 2001, we performed an assessment of the goodwill and other intangible assets related to our acquisition of Wingra, Inc., pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." In 2001, a change in the business environment resulted in significantly less demand for Wingra's migration services and the number of potential customers seeking these services diminished greatly. Consequently, we revised our forecasted cash flows from the migration service and determined that the decline in the market conditions was material and other than temporary. After using an undiscounted cash flow model of the future cash flows forecasted to be generated from sales of migration services and discussions with potential buyers for Wingra, we determined that there was an impairment and the size of the impairment. As a result, we recorded a charge of approximately $13.2 million during 2001 to reduce goodwill and other intangible assets associated with the purchase of Wingra to zero. During 2001, we recorded approximately $2.8 million of amortization of goodwill and other intangible assets relating to Wingra.

Contingencies

Commtouch periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called "contingencies", and Commtouch's accounting for such events is prescribed by Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5") SFAS No. 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of the uncertain future events; and (2) that the amount of the loss can be reasonably estimated.

The accrual of a contingency involves considerable judgment on the part of management. Commtouch uses its internal expertise, and outside experts (such as lawyers, tax specialists and engineers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss. The Company has recorded contingencies in situations where management determined it was probable a loss had been incurred and it could be reasonably estimated.

Revenue Sources

Service Fees. During 2001 and 2000, most of our email service revenues resulted from contracts that required our customers to pay us a monthly per emailbox price subject to a minimum commitment fee and fees for direct marketing and communications services. In addition, the Company recognized revenue from sales of software licenses to end users.

Prior to 1999, some of our contracts with customers provided for email service fees based solely on a share of banner advertising revenue, recognized only when such revenues were earned by the customers, with no minimum annual commitment.

Direct E-marketing. E-commerce vendors seek channels through which they can market goods and services. Because of our installed user base and our agreements with our customers, we can assist e-commerce companies in distributing their services to our customers' end users who have opted to receive offers by email. We share with our customers the revenues from this direct e-marketing, which are earned either on a per-message basis, a referral basis, or as a commission on products sold. In the fourth quarter of 1998, we began to offer direct e-marketing opportunities to e-commerce vendors on a test basis. In 1999, we recognized 11% of our total revenues from MyPoints, a permission based email service company. In 2001 and 2000, no direct e-marketing customer provided more then 10% of revenues.

Strategic Transaction with Go2Net (InfoSpace)

InfoSpace merged with Go2Net in October 2000. In connection with this merger InfoSpace assumed Go2Net shares, warrants and rights.

In 1999, concurrent with the sale of our shares in the initial public offering, we entered into a service agreement with InfoSpace, a network of branded, technology- and community-driven websites focused on personal finance, commerce, and games. InfoSpace also develops Web-related software. Pursuant to the agreement we were offering InfoSpace's end users a private label email service, including our email, calendaring and other services. The services were customized to the look and feel of InfoSpace's websites. The terms of this agreement were substantially the same as our commercial agreements with other customers except that we had agreed to share a materially greater portion of our advertising revenues with InfoSpace than we are sharing under other similar agreements. In addition, in connection with the agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at a per share exercise price of $12.80, subject to adjustment as set forth in the warrant. The warrant is fully vested and non-forfeitable. The warrant will expire on July 16, 2004, the fifth anniversary of the initial public offering. The fair value of the warrant, estimated at $5.8 million, was amortized to operating expenses ratably over the minimum term of the agreement (one year) and was fully amortized at the end of 2000. Simultaneously with the sale of the shares in the initial public offering, we issued a total of 1,344,086 ordinary shares to InfoSpace and Vulcan Ventures Incorporated at $14.88 per share in a private placement. In the future, we may have to issue in-the-money warrants to acquire our ordinary shares to marketing channels who provide us with a large base of potential end users. We may also have to provide these customers with more favorable commercial terms than we have previously provided to our customers. The issuance of in-the-money warrants and the grant of more favorable terms to marketing channels may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall. Recently, the service agreement of 1999 was replaced by a new agreement, effective February 1, 2002 having a one year duration, but InfoSpace has the right to terminate the agreement at any time upon thirty (30) days written notice. InfoSpace also has the right to terminate the agreement if there are technical problems with the products or services provided. The performance specifications set forth in the agreement include the maintenance of certain levels of email system availability and response time. Infospace is to pay a quarterly fee of $7,500 for use of up to 10,000 mailboxes. This agreement has been assigned to MailCentro, Inc., the party which assumed the servicing of most of our consumer business, effective March 1, 2002. Commtouch Inc. will continue to receive a portion of the revenues from this agreement for a maximum period of one year from the above date of assignment.

Results of Operations

The following table sets forth financial data for the years ended December 31, 1999, 2000 and 2001 (in thousands):

                                                            Year Ended December 31,
                                                       --------------------------------
                                                         1999        2000        2001
                                                       --------    --------    --------
Revenues:

 Email services ....................................   $  4,251    $ 17,965    $ 14,697
 Software license revenues .........................       --         1,150         621
                                                       --------    --------    --------
 Total revenues ....................................      4,251      19,115      15,318
                                                       --------    --------    --------
Cost of revenues:
 Email services ....................................      3,643      11,864      14,605
 Software license revenues .........................       --          --          --
                                                       --------    --------    --------
 Total cost of revenues ............................      3,643      11,864      14,605
                                                       --------    --------    --------
 Gross profit ......................................        608       7,251         713
                                                       --------    --------    --------
Operating expenses:
 Research and development, net .....................      2,942      10,357       7,278
 Sales and marketing ...............................      7,722      26,585      13,496
 General and administrative ........................      4,328      13,621      11,236
 In-process research and development ...............       --         1,280        --
 Amortization of prepaid marketing expenses ........      3,263       4,508        --
 Amortization of stock-based employee deferred .....      3,436       3,050       2,204
 compensation
 Amortization of goodwill and other purchased ......       --          --         2,794
 intangibles
 Write-off of impaired goodwill and other intangible       --          --        13,280
 assets
 Write-off of impaired property, equipment and other       --          --        10,166
                                                       --------    --------    --------
 Total operating expenses ..........................     21,691      59,401      60,454
                                                       --------    --------    --------
Operating loss .....................................    (21,083)    (52,150)    (59,741)
 Interest and other income, net ....................      1,232       2,870         449
 Write-off impaired long-term investments ..........       --        (5,000)     (2,000)
 Minority interest .................................       --            55         285
                                                       --------    --------    --------
Net loss ...........................................   $(19,851)   $(54,225)   $(61,007)
                                                       ========    ========    ========

Comparison of Years Ended December 31, 2001 and 2000

Revenues. Email service revenues decreased 18% from $18.0 million in 2000 to $14.7 million in 2001. We recognized revenue of $0.6 million and $1.1 million, from the sale of licenses in 2001 and 2000, respectively. In 2001 and 2000, no customer accounted for more than 10% of revenues.

Cost of Revenues. Cost of revenues increased 23% from $11.9 million in 2000 to $14.6 million in 2001, due to the increase in depreciation costs as we ramped up during 2000. Cost of revenues consisted primarily of costs related to internet data center services from third-party providers, depreciation of equipment, internet access, personnel and related costs. In 2000 we sized our hosting infrastructure for substantial growth. Recently, in light of the agreement with MailCentro and sale of the Hosted Exchange business, we have decreased our hosting infrastructure costs.

Research and Development, Net. Research and development expenses decreased 28% from $10.4 million in 2000 to $7.3 million in 2001 due to the decrease in personnel and other related costs. In 2001, we received royalty-bearing grants totaling $0.6 million from the Israeli government, which were recorded as a reduction of research and development costs. The Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants. We believe that we have no obligation for royalties in 2001, related to the 2001 grants, since we had not started generating revenue for the product developed with such grants, but we may have obligations for royalties in 2002 and future years. Moreover, we believe that we have no obligation for royalties in 2001 for the previous years' funded projects as these projects failed and we do not generate revenue or expect to generate revenue from these projects. Nevertheless, the ultimate liability is subject to review by the OCS.

During 2001, we reduced research and development personnel by eliminating certain projects, while only maintaining a core project aligned with our strategic direction. Based on these eliminations, we expect to maximize the benefits of this cost reduction during 2002.

Sales and Marketing. Sales and marketing expenses decreased 49% from $26.6 million in 2000 to $13.4 million in 2001, due to decreased personnel and related costs, public relations, other marketing expenses and direct sales costs in line with reduced expected revenue levels and the Company's channel selling and marketing focus in 2001. Previously, Company personnel were focused on direct sales efforts. We expect these costs to decrease in absolute terms in 2002 due to the agreement with MailCentro and sale of the Hosted Exchange business, as well as the change in business strategy.

General and Administrative. General and administrative expenses decreased 18% from $13.6 million in 2000 to $11.2 million in 2001, due primarily to curtailment of costs.

Amortization of Prepaid Marketing Expenses. Our amortization of prepaid marketing expenses related to the InfoSpace and Microsoft warrants decreased from $4.5 million in 2000 to zero in 2001, since it was fully amortized at the end of 2000. The prepaid marketing expense was amortized using the straight-line method over the one-year minimum term of each of the commercial agreements.

Amortization of Stock-Based Employee Deferred Compensation. Our stock-based employee deferred compensation expenses decreased 28% from $3.1 million for 2000 to $2.2 million for 2001. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years. Amortization of these amounts will conclude during the third quarter of 2003. Deferred compensation expenses also included $0.3 million related to the repricing of stock options during 2001. The total amortization charge of $1.0 million related to the repricing will be amortized using the straight-line method over a three year vesting schedule.

Write-off of Impaired Intangibles and Other Assets. Impairment and other charges consist of costs and/or charges that are not directly associated with other expense classification or ongoing operations. The Company periodically assesses the recoverability of the carrying amount of intangible assets, property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. Impairment and other charges of $23.4 million included a $13.3 million impairment of goodwill and other intangibles related to our acquisition of Wingra, Inc., $4.4 million impairment of leasehold improvements at unused leased facilities, $3.6 million impairment of computer hardware which is idle and not being used, an accrual of $1.0 million for costs related to early termination of these unused facilities and a $1.1 million write-off of a customer relationship module (a software tool for managing customer relations), which portion will no longer be utilized.

Interest and Other Income, Net. Our interest and other income, net, decreased from a net income of $2.9 million for 2000 to a net income of $0.4 million for 2001, due primarily to decreased interest income earned from cash equivalents and marketable securities, as the funds depleted in 2001.

Write-Off of Impaired Long-term Investments. The Company invested $7 million in the first nine months of 2000 in certain internet centric companies in which the company believed it had a significant ongoing strategic interest. However, due to the economic slowdown and the significant decline in capital available to and in valuations of these privately funded internet centric companies, the Company believes that these investments are fully impaired. Accordingly, the Company recorded a charge of $5 million and $2.0 million, in 2000 and 2001, respectively, to reflect impairment of these assets.

Minority Interest. Minority interest represents a stockholders' proportionate share of the equity of Commtouch, K.K. (Japan) or 29.4%. At December 31, 2000 and 2001, the Company owned 94.17% and 70.6%, respectively, of the equity and voting rights of Commtouch, K.K. (Japan).

Income Taxes. As of December 31, 2001, we had approximately $38.0 million of Israeli net operating loss carry-forwards and $67.6 million of U.S. federal net operating loss carry-forwards available to offset future taxable income. The U.S. net operating loss carry-forwards will expire in various amounts in the years 2008 to 2022. The Israeli net operating loss carry-forwards have no expiration date.

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

Research and Development. Research and development expenses increased 252% from $2.9 million in 1999 to $10.4 million in 2000 due to an increase in personnel and other related costs. In previous years, we received royalty-bearing grants from the Israeli government, recorded as a reduction of research and development costs. The Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants. We believe that we have no obligation for royalties since the programs ultimately failed and we do not expect to generate future revenue from products developed with such grants. Nevertheless, the ultimate liability is subject to review by the OCS.

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

Interest and Other Income, Net. Our interest and other income (expense), net, increased from a net income of $1.2 million for 1999 to a net income of $2.9 million for 2000, due primarily to increased interest income earned from cash equivalents and marketable securities.

Write-Off of Impaired Long-term Investments. The Company invested $7 million in the first nine months of 2000 in certain internet centric companies in which the Company believed it had a significant ongoing strategic interest. However, due to the economic slowdown and the significant decline in capital available to and in valuations of these privately funded internet centric companies, the Company believes a portion of these investments are impaired. Accordingly, the Company recorded a charge of $5 million to reflect impairment of this asset below its recorded cost.

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

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2001. This information has been derived from the Company's consolidated unaudited financial statements, which, in management's opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                        Three Months Ended
                                       --------------------------------------------------------------------------------------------
                                        Mar. 31,   Jun. 30,    Sept. 30,   Dec. 31,    Mar. 31,    Jun. 30,   Sept. 30,    Dec. 31,
                                         2000        2000        2000        2000        2001        2001        2001        2001
                                       --------    --------    --------    --------    --------    --------    --------    --------
                                                                                (in thousands)
                                                                                  (unaudited)
Email service revenues .............   $  3,597    $  5,009    $  4,747    $  4,612    $  4,009    $  3,974    $  3,923    $  2,791
Software license revenues ..........       --          --           500         650        --           383          67         171
                                       --------    --------    --------    --------    --------    --------    --------    --------
Total revenues .....................      3,597       5,009       5,247       5,262       4,009       4,357       3,990       2,962
                                       --------    --------    --------    --------    --------    --------    --------    --------
Cost of email service revenues .....      2,121       2,784       3,025       3,934       4,844       3,734       3,713       2,314
Cost of software license revenues ..       --          --          --          --          --          --          --          --
                                       --------    --------    --------    --------    --------    --------    --------    --------
Total cost of revenues .............      2,121       2,784       3,025       3,934       4,844       3,734       3,713       2,314
                                       --------    --------    --------    --------    --------    --------    --------    --------
Gross profit (loss) ................      1,476       2,225       2,222       1,328        (835)        623         277         648
                                       --------    --------    --------    --------    --------    --------    --------    --------
Operating expenses:
 Research and development, net .....      1,993       2,270       2,561       3,533       2,946       2,520       1,420         392
 Sales and marketing ...............      4,746       6,404       6,337       9,098       6,495       2,856       2,594       1,551
 General and administrative ........      2,107       2,576       3,185       5,755       5,752       2,886       2,170         428
 In-process research and development       --          --          --         1,280        --          --          --          --
 Amortization of prepaid
 marketing expenses ................      1,941       1,941         476         150        --          --          --          --
 Amortization of stock-based
 employee compensation .............        762         762         762         762         481         481         694         548
 Amortization of goodwill and
  Other purchased intangibles ......       --          --          --          --           909         891         890         104

Write-off of impaired
 goodwill and other intangible
  assets ...........................       --          --          --          --          --          --        12,077       1,203
Write-off of impaired
 property, equipment and other......       --          --          --          --          --          --         6,485       3,681
                                       --------    --------    --------    --------    --------    --------    --------    --------
 Total operating expenses ..........     11,549      13,953      13,321      20,578      16,583       9,634      26,330       7,907
                                       --------    --------    --------    --------    --------    --------    --------    --------
Operating loss .....................    (10,073)    (11,728)    (11,099)    (19,250)    (17,418)     (9,011)    (26,053)     (7,259)
Interest and other income
 (expenses), net ...................        938         931         883         118         265         464          70        (350)
Write-off of impaired long-term
  investments ......................       --          --          --        (5,000)       --          --        (2,000)       --
Minority interest ..................       --          --          --            55          22          21         137         105
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net loss ...........................   $ (9,135)   $(10,797)   $(10,216)   $(24,077)   $(17,131)   $ (8,526)   $(27,846)   $ (7,504)
                                       ========    ========    ========    ========    ========    ========    ========    ========

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

         o    demand for email and messaging solutions;

         o our ability to attract and retain customers and maintain customer satisfaction;

         o our ability to upgrade, develop and maintain our systems and infrastructure;

         o the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

         o the size, timing and fulfillment of orders for our email and messaging solutions;

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

Liquidity and Capital Resources

We have financed our operations principally from the issuance of equity securities and to a lesser extent from bank loans and research and development grants from the Israeli government.

As of December 31, 2001, we had approximately $2.2 million of cash to fund operations in 2002. In 2001 we utilized $24.7 million of cash to fund operating losses and $5.7 million from investing activities, mainly proceeds from sales of marketable securities. Net cash provided by financing activities was approximately zero, after repayment of bank loans and notes payable of approximately $1.0 million, net of approximately $1.0 million of proceeds from issuance of shares and from minority interest in 2001. To limit our cash expenses in 2002 we have further reduced staff from 92 at December 31, 2001 to approximately 35 at March 1, 2002. These actions were possible due to a significant decline in our revenue growth due to competitive factors, a slowing economic environment, the sale of Hosted Exchange and Wingra, in early 2002. Furthermore, we were able to reduce our future obligations for facility and equipment leases by way of settlements with the Mountain View landlord and Compaq, which will result in cost reductions in 2002.

Recent developments

a. Sale of Wingra

Commtouch sold off its migration service business, Wingra, Inc. to Wingra's current senior management at the end of February 2002. The terms include mutual release of all liabilities, obligations and rights of the parties to the agreement. This sale reduced the Company's net liabilities by approximately $0.7 million.

b. Private Placement

On February 27, 2002, Commtouch entered into a private placement agreement, whereby Commtouch will issue approximately 4.4 million ordinary shares against the investment of approximately $1.3 Million in a private placement to private investors; approximately one-third of the shares are being purchased by Commtouch's founders, who are currently Commtouch directors and/or executive officers. The purchasers in the private placement will also receive five-year warrants to purchase up to an additional 2.66 million ordinary shares (approximately). The exercise price for one-third of the warrants will be $0.37 per share, the exercise price for an additional one-third of the warrants will be $1.00 per share and the exercise price for the final one-third of the warrants will be $2.00 per share. This agreement was approved by shareholders on April 8, 2002. The Company plans to use the proceeds of this placement for general corporate working capital. The funds were received on April 15, 2002.

c. Sale of Hosted Exchange

In January 2002, Commtouch sold its Hosted Exchange business unit to Telecomputing, Inc. Terms of the transaction include the transference of the Company's customer base and certain equipment to Telecomputing, in exchange for certain cash payments and royalties. Furthermore, the Company assigned equipment leases to Telecomputing, thereby eliminating the Company's obligation to make lease payments thereunder.

d. Strategic Agreement with MailCentro

Within the framework of an agreement with MailCentro Inc. ("MC"), MC (a wholly owned subsidiary of CP Software Group, Inc.) assumed all aspects of servicing most of the Company's consumer customers, including its free email service known as Zap Zone service. According to the agreement entered into with MC, the Company transferred customers to MC and is expected to realize royalties on payments made by these former customers to MC (primarily in 2002). Additionally, certain Commtouch trademarks, domain names, software licenses and equipment were sold to MC.

As of December 31, 2001, we had negative net working capital of $0.6 million.

Based on the cash balance at December 31, 2001, current projections of revenues, related expenses, and the completion of the private placement, the Company believes it has sufficient cash to continue operations for at least the next twelve months.

Class Action Litigation

Following our restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of our officers and a director, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's restatement of the financial statements for the first three quarters of 2000. These lawsuits were consolidated into one action in late 2001. Thereafter, the Company filed a Motion to Dismiss, which was granted, though the plaintiffs have been granted leave to amend the complaint, which they have done. While we are unable to predict the ultimate outcome of the consolidated claim, we believe that it is without merit and intend to continue to vigorously defend ourselves.

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. A part of our income, however, is derived from the Company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in three separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax. Since we have incurred tax losses in every year through 2001, we have not yet used the tax benefits for which we are eligible.

Impact of Inflation and Currency Fluctuations

Most of our sales are in U.S. dollars. However, a portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses in Israel, primarily our research and development expenses, is denominated in NIS. Costs not denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of our financial statements and reporting. Costs not denominated in U.S. dollars will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency as compared to the U.S. dollar or if the timing of such devaluation lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from customers in Europe and Asia.

The annual rate of inflation in Israel was 1.013% in 2001, 0% in 2000 and 1.3% in 1999. The NIS was devalued against the U.S. dollar by approximately 9.3% in 2001, -2.7% in 2000 and 0.17% in 1999. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 4.416 for one U.S. dollar on December 31, 2001. Note that the representative dollar exchange rate was NIS 4.675 at March 1, 2002.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

Item 6. Directors, Senior Management and Employees

The following table sets forth certain information regarding our executive officers and directors at March 1, 2002:

                                      Beneficial
                                      Ownership
          Name                Age        >1%(3)                      Position
-----------------------     -------   ----------   -------------------------------------------------
Amir Lev................      42           2.1%     President, Chief Technology Officer and Director
Carolyn Chin............      54            --      Chairman of the Board of Directors
Gideon Mantel(1)........      42           3.1%     Chief Executive Officer and Director
Nahum Sharfman(1)(2)....      54           2.2%     Director
Richard Sorkin..........      40            --      Director
Udi Netzer (2)..........      46            --      Director
Ofer Segev(1)(2)........      42            --      Director
Avner Amram.............      40            --      Chief Operating Officer

---------------------
(1)  Member of the Compensation Committee

(2)  Member of the Audit Committee

(3) For purposes of this table, a person or group of persons is deemed to have beneficial ownership of shares of the Company's common stock which such person or group has the right to acquire on or within 60 days after December 31, 2001. Unless otherwise indicated, to the Company's knowledge the person named has sole voting and investment power and the right to receive the economic benefits, or share such power and rights with such person's spouse, with respect to all shares held by that person.

Other Management Employees:

The following table sets forth the names and positions of other management employees:

             Name                  Age                       Position
------------------------------   ------  ---------------------------------------------------
Devyani Patel.................     41    Vice President, Finance
Brian Fox.....................     38    Vice President, Corporate and Business Development,
                                         Commtouch Inc.
Gary Davis....................     40    General Counsel and Corporate Secretary
Udi Trugman...................     31    Vice President, Research and Development Commtouch
                                         Software Ltd.
Michal Kofman ................     35    Vice President, Sales, Commtouch Software Ltd.
Haggai Carmon ................     43    Vice President, Marketing, Commtouch Software Ltd.

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

Nahum Sharfman rejoined the Board in March 2000. Mr. Sharfman is a co-founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board from its inception in February 1991. In November 1997 Mr. Sharfman resigned as Chief Executive Officer to become a founder of Dealtime.com. Mr. Sharfman remained Chairman of the Board of Commtouch and a Director until January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr. Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion- Israel Institute of Technology, Haifa.

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

Udi Netzer has served as a Director of Commtouch since February 2002. Mr. Netzer is also currently the active Chairman of Eyeblaster, Inc., a rich media ad management system that allows publishers, agencies and advertisers to independently create and manage out-of-banner advertising campaigns. Mr. Netzer has over 15 years' experience in various sales, marketing and executive positions with companies such as 3Com, Netmanage, and VCON. As a partner in Evergreen, Mr. Netzer was one of the first venture capitalists in Israel.

Ofer Segev has served as a Director of Commtouch since February 2002. Mr. Segev is also currently Chief Executive Officer of TeleKnowledge, Inc., a leading provider of advanced content monetization software solutions for commercial content providers. Mr. Segev has over 15 years of experience in strategic financial management. He most recently served as CFO for Tundo, a developer of an IP-based voice and media services platform Prior to his position at Tundo, Mr. Segev was a partner in Ernst & YoungIsrael, where he spent 15 years. From 1996 through 2000 Mr. Segev led the High Tech Industry practice group for Ernst & Young Israel. He has a BA in Economics and Accounting from Bar Ilan University in Israel, and has studied at the Kellogg Graduate School of Management at Northwestern University.

Avner Amram has served as Chief Operating Officer of Commtouch since November 2001. From April 1999 until that time, he served as Senior Vice President, Operations of Commtouch Inc.. Mr. Amram was Director of Operations of Commtouch Inc. from March 1998 to April 1999 and a Software Team Leader from March 1996 to March 1998. Mr. Amram received a B.Sc. in Computer Science from the Technion-Israel Institute of Technology, Haifa.

Devyani Patel joined Commtouch in 1996 as a consultant and became a full-time employee in early 1999. She served as Corporate Controller for Commtouch until November 2001 when she was appointed as the Vice President of Finance. Ms. Patel has nearly 20 years of accounting and finance experience, including technology industry experience. Ms. Patel graduated from the University of Kent, Canterbury, England in Accounting and Law.

Brian Fox has served as Vice President, Corporate and Business Development of Commtouch since October 2001. From the time he joined the Company in February 2000 until that time, Mr. Fox served as Director of Corporate Development and Senior Director of Corporate Development. Prior to joining the Company, Mr. Fox was President of Fox Advisory Services, a Manager in the Consulting Group at Deloitte & Touche and a Senior Consultant at Price Waterhouse. Mr. Fox earned a B.A. in Economics and Business from UCLA (magna cum laude) and an MBA from the Wharton School of the University of Pennsylvania.

Gary Davis joined Commtouch in September 1999 and serves as General Counsel and Corporate Secretary. Mr. Davis has over 16 years of legal experience in both private law firm and corporate practices. Mr. Davis is certified to practice law in both the State of Israel and California. Prior to September 1999, Mr. Davis was in-house counsel to Israel Military Industries and Elta Electronics Industries. He received a B.A. in Political Economy of Industrial Societies from U.C. Berkeley and a J.D. in law from Golden Gate University.

Udi Trugman joined Commtouch in December 1996 and serves as Vice President of Research and Development. Prior to 2002, Mr. Trugman was Senior Director of Systems in the R&D group. Mr. Trugman has over 15 years of software development and management experience. Prior to working at Commtouch, Mr. Trugman specialized in development of commercial applications.

Michal Kofman joined Commtouch in 2000 and serves as Vice President of International Sales. Prior to 2002, Ms. Kofman was a Director of Business Development. Prior to joining Commtouch, Ms. Kofman was a Director of Sales at TIS, a public software vendor for document management and served as Director of International Sales at Hotel Guide, a Swiss company that advertises hotels via the internet. Ms. Kofman has over 10 years of experience in international sales and management.

Haggai Carmon joined Commtouch in January 2002 and serves as Vice President of Marketing. From 1998 to 2002, Mr. Carmon was Vice President of Corporate Marketing and of Sales in Asia-Pacific for VCON Telecommunications, a public vendor of corporate videoconferencing solutions, and was also responsible for international pre-sales and technical support. Prior to that, Mr. Carmon was at NetManage Ltd., a public software company of TCP/IP applications for Windows, a founder and CEO of Applico, a Computer-aided Design for Architecture service firm and managed a college of Fine Arts. Mr. Carmon has over 15 years of experience in technology and international management.

Election of Directors

Directors (other than outside directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the next annual general meeting following the general meeting at which such Director is elected and until his successor is elected, or until he is removed. An annual general meeting must be held at least once in every calendar year, but not more than fifteen months after the preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders, the Board of Directors may appoint new directors temporarily to fill vacancies on the Board of Directors. The Articles of Association of Commtouch authorize the shareholders to determine, from time to time, the number of directors. The number was most recently fixed at nine directors. There are no family relationships among any of the directors, officers or key employees of Commtouch.

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

Independent and Outside Directors

The Israel Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

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

Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

         o such majority includes at least one-third of the shares held by non-controlling shareholders who are present and voting at the meeting; or

         o the total number of shares held by non-controlling shareholders voting against the election of the director at the meeting does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside director ceases to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to the company. Each committee of a company's Board of Directors must include at least one outside director and the audit committee must include both outside directors. An outside director is entitled to compensation as provided in the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

In addition, the Nasdaq National Market requires Commtouch to have at least two independent directors on the Board of Directors and to establish an audit committee, at least a majority of whose members are independent of management. We have appointed directors who qualify both as independent directors under the Nasdaq National Market requirements and as outside directors under the Companies Law.

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

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company's independent accountant or its representative. The Company appointed a qualified internal auditor during 2001.

Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders

The Israel Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and such person's personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder. Each person listed in the first table that appears above at the beginning of this Item 6 is an office holder.

Under the Israel Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israel Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities.

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

The Israel Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company. The shareholder approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

Under the Israel Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, in respect to his or her voting at the general meeting of shareholders on the following matters:

         o    any amendment to the Articles of Association;
         o    an increase of the company's authorized share capital;
         o    a merger; or
         o approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company's Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israel Companies Law does not describe the substance of this duty.

Compensation Committee Interlocks

The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for Commtouch's directors, officers and other employees and for administering various incentive compensation and benefit plans. The Compensation Committee consists of the Chief Executive Officer and two other Directors. Ofer Segev, as an outside director, and Nahum Sharfman are currently the two other directors on the Compensation Committee.

Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. Our Articles of Association allow us to insure and indemnify office holders to the fullest extent permitted by law provided such insurance or indemnification is approved in accordance with the Israel Companies Law. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims. In addition, the Company has entered into an undertaking to indemnify the directors of the Company subject to certain limitations, and this undertaking has been ratified by shareholders.

Compensation of Directors and Officers.

The directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is approved by Commtouch's audit committee, Board of Directors and shareholders. Apart from Carolyn Chin and Richard Sorkin, directors currently do not receive cash compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended. However, see "Nonemployee Directors Stock Option Plan," below.

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (13 persons) in 2001 was approximately $1.4 million. During the same period Commtouch accrued or set aside approximately $25,000 for the same group to provide pension, retirement or similar benefits. As of December 31, 2001, directors and executive officers of Commtouch (8 persons) held stock options to purchase an aggregate of 825,080 ordinary shares.

Options to Purchase Securities from Registrant or Subsidiaries.

As of December 31, 2001, stock options to purchase ordinary shares had been granted to employees, consultants, executive officers and non-employee directors under the Company's stock option plans, net of cancelled options. Of that number had not been exercised and had exercise prices ranging from $0.01 to $35.56 per share and a weighted average per share exercise price of $2.20, and were held by 61 persons; these options have termination dates ranging from February 2006 to August 2011. At December 31, 2001, the persons named in Item 6 as a group (8 persons) held options to acquire 298,538 ordinary shares. Reference is also made to the information contained in Item 7 below.

Employees

See Item 4: Employees

Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our ordinary shares as of December 31, 2001, including:

         o each person or entity known to Commtouch to own beneficially more than five percent of Commtouch's ordinary shares, and

         o    all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power, or the right to receive the economic benefits of ownership, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 17,496,819 ordinary shares outstanding as of December 31, 2001 (since the InfoSpace warrant of 1,136,000 shares is underwater based on the market price of an ordinary share on December 31, 2001 and an exercise price of $12.80 per share, the warrants have no impact on the percentage of ownership computation). Ordinary shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of December 31, 2001 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person.

                                                       Amount      Percent of
                                                        Owned        Class
                                                      ---------    ---------
InfoSpace                                               896,057       5.11%
Jan Eddy (President: Wingra Technologies, LLC.)         877,081       5.00%
All directors and officers as a group (8 persons)     1,462,298       8.36%

Interest of Management in Certain Transactions.

Relationship with InfoSpace

Concurrent with the closing of the initial public offering, our U.S. subsidiary, Commtouch Inc., entered into a Customized Web-based Email Service Agreement with InfoSpace. Under that agreement, we provided customer email services, including calendaring and other products and services, to end users of InfoSpace's various properties, which may have included cable subscribers of Charter Communications and its affiliates, users of services offered by High Speed Access Corp. and any browser, website, ISP or similar service that InfoSpace sponsored or to which it provided content. This agreement was replaced by a new agreement, effective February 1, 2002 having a one year duration, but InfoSpace has the right to terminate the agreement at any time upon thirty (30) days written notice. InfoSpace also has the right to terminate the agreement if there are technical problems with the products or services provided. The performance specifications set forth in the agreement include the maintenance of certain levels of email system availability and response time. Infospace is to pay a quarterly fee of $7,500 for use of up to 10,000 mailboxes. This agreement has been assigned to MailCentro, Inc., the party to whom we sold our consumer business, effective March 1, 2002. Commtouch Inc. will continue to receive a portion of the revenues from this agreement for a maximum period of one year from the above date of assignment.

In connection with Commtouch Inc. entering into the original email services agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire five years from the date of the original email service agreement.

Concurrent with Commtouch Inc. entering into the email services agreement in 1999, we issued 896,057 ordinary shares to InfoSpace and 448,029 ordinary shares to Vulcan Ventures in a private placement at $14.88 per share. Pursuant to the share purchase agreement, InfoSpace and Vulcan Ventures have the right to name one director to our board as long as they continue to hold at least 25% of the combined number of shares purchased by them in the private placement and the shares issuable to InfoSpace upon exercise of the warrant. Mr. Thomas Camp, who was appointed to the board pursuant to that agreement, resigned on August 22, 2001 and was not replaced by InfoSpace and Vulcan Ventures, and we believe that Vulcan Ventures divested itself of all of its shareholdings in the Company. In connection with this transaction, we agreed to pay U.S. Bancorp Piper Jaffray an advisory fee of $550,000 under the terms of an engagement letter agreement dated as of July 5, 1999.

We agreed to register the shares and warrant described above promptly after the closing of the initial public offering. The registration statement became effective on January 7, 2000.

At InfoSpace's option, the warrant is exercisable pursuant to a cashless exercise based on the average closing price of the ordinary shares for the five days preceding the exercise. The holder of the warrant is required to avoid becoming a 10% or greater shareholder of the Company as a result of any exercise of the warrant. The holder of the warrant is given the opportunity to profit from a rise in the market price of the ordinary shares and the warrant. The warrant includes provisions which adjust the exercise and price upon the occurrence of certain events which might otherwise dilute the value of the warrant.

Option Exercises and Purchases of Shares By Certain Officers

Gideon Mantel is the Chief Executive Officer and a Director of Commtouch. On March 17, 1999, Mr. Mantel exercised certain options granted to him by Commtouch. In consideration for the ordinary shares purchased pursuant to the exercise of the options, he provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $341,272. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Mantel to purchase 286,120 ordinary shares of Commtouch at a weighted average purchase price of $1.19 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of January 31, 2002 is $341,272.

Item 8. Financial Information.

See Item 18: Financial Statements

Item 9. The Offer and Listing.

The Company's Ordinary Shares have traded publicly on The Nasdaq Stock Market under the symbol "CTCH" since July 13, 1999.

The following table lists the high and low closing sales prices for the Company's Ordinary Shares, for the periods indicated, as reported by The Nasdaq Stock Market:

                                                   High          Low
                                                 --------      -------
1999:
Third Quarter (beginning July 13, 1999)          $  22.62   $  11.0625
Fourth Quarter                                      49.12      14.3125

2000:
 First Quarter ........................          $  66.50   $  35.5625
 Second Quarter .......................             38.56      14.625
 Third Quarter                                      33.93      16.50
 Fourth Quarter .......................          $  19.25$      7.44

2001:
 First Quarter ........................          $   3.81   $   0.75
 Second Quarter .......................              1.19       0.28
 Third Quarter                                       0.67       0.20
Fourth Quarter ........................          $   0.46$      0.20

Most Recent Six Months:
September 2001 ........................          $   3.81   $   0.75
October 2001 ..........................              0.42       0.22
November 2001 .........................              0.46       0.20
December 2001 .........................              0.35       0.25
January 2002 ..........................              0.43       0.24
February 2002 .........................              0.36       0.25

If the Company decides to distribute a cash dividend out of income that has been tax exempt due to an "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, the amount of cash dividend will be subject to corporate tax at the rate that would have been applicable to its income had the Company not been tax. The Company has never declared or paid cash dividends on its ordinary shares and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain future earnings to finance the development of its business.

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

DESCRIPTION OF SHARES

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Articles of Association, copies of which have been filed as exhibits to our Annual Report on Form 20-F, as amended, subject to amendment of our Articles of Association from time to time.

As of December 31, 2001, our authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.05 par value. As of December 31, 2001, there were 17,496,819 ordinary shares and no preferred shares issued and outstanding.

DESCRIPTION OF ORDINARY SHARES

All issued and outstanding ordinary shares of Commtouch are duly authorized and validly issued, fully paid and nonassessable. The ordinary shares do not have preemptive rights. Neither our Memorandum of Association, Articles of
Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

DIVIDEND AND LIQUIDATION RIGHTS

The ordinary shares are entitled to their full proportion of any cash or share dividend declared.

Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of our winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. Declaration of a dividend requires Board of Director approval.

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. Once the creation of a class of shares with preference rights has been approved, the Board of Directors may issue preferred shares, unless the Board is limited from doing so by the Articles of Association or a contractual provision.

An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than one-quarter of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board of Directors may determine in a notice to shareholders. At such reconvened meeting any two shareholders entitled to vote present in person or by proxy will constitute a quorum. Shareholder resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon.

ANTI-TAKEOVER PROVISIONS UNDER ISRAELI LAW

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and at least seventy days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

         o there is a limitation on acquisition of any level of control of the company; or

         o the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Finally, Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to taxation before it would become taxable in the United States, and even though the investment has not become liquid.

TRANSFER OF SHARES AND NOTICES

Fully paid ordinary shares that are issued and not subject to any legal restrictions on transference may be transferred freely. Each shareholder of record is entitled to receive at least twenty-one days' prior notice of shareholder meetings. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix a record date not exceeding 40 days prior to the date of any shareholder meeting.

MODIFICATION OF CLASS RIGHTS

If at any time the share capital is divided into different classes of shares, then, unless the conditions of allotment of such class provide otherwise, the rights, additional rights, advantages, restrictions and conditions attached or not attached to any class, at any given time, may be modified, enhanced, added or abrogated by resolution at a meeting of the holders of the shares of such class.

DESCRIPTION OF INVESTOR OPTIONS AND WARRANTS

INFOSPACE WARRANT

The discussion regarding the Infospace warrant under Item 5. Operating and Financial Review and Prospects--Strategic Transaction with Go2Net (InfoSpace) and Item 7. "Major Shareholders and Related Party Transactions-- Interest of Management in Certain Transactions--Relationship with InfoSpace" is incorporated herein by reference.

WINGRA WARRANTS AND OPTIONS

In connection with our acquisition of Wingra, we assumed warrants and options to purchase 137,233 shares issued to the Wingra investors (subsequently reduced to 121,329 due to expiration of certain options), and options to purchase 168,382 ordinary shares issued to Wingra employees (subsequently reduced to 162,257 due to expiration of options of terminating employees). Upon effectiveness of the merger, these warrants and options became immediately exercisable.

The assumed investor warrants and options were originally issued by Wingra in connection with loans to Wingra by banks and shareholders. The exercise prices of those warrants and options range from $6.29 to $9.35 and the expiration dates range from July 2002 through March 2004.

The employee stock options were originally granted to Wingra employees under the Wingra Technologies, LLC 1998 Unit Option Plan. The exercise prices of those options range from $0.2010 to $3.5010 and the expiration dates range from August 2008 through July 2010. At the time of the merger, we assumed the rights and obligations under that Option Plan.

EQUITY OFFICE PROPERTIES WARRANT

The  discussion  regarding the Equity Office  Properties  warrant under Item 19,
Note 13 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.

COMPAQ WARRANT

The discussion regarding the Compaq warrant under Item 19, Note 13 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.

INVESTMENT ROUND WARRANTS

The discussion  regarding the February  investment  round warrant under Item 19,
Note 13 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.

REGISTRATION RIGHTS

The holders of convertible preferred shares which were converted into 7,109,800 ordinary shares (the "Registrable Securities") upon effectiveness of the initial public offering, have certain rights to register those shares under the Securities Act. If requested by holders of a majority of the Registrable Securities after the second anniversary of the date of the initial public offering, Commtouch must file a registration statement under the Securities Act covering all Registrable Securities requested to be included by all holders of such Registrable Securities. Commtouch may be required to effect up to two such registrations. Commtouch has the right to delay any such registration for up to 120 days under certain circumstances, but not more than once during any 12-month period.

In addition, if Commtouch proposes to register any of its ordinary shares under the Securities Act other than in connection with a company employee benefit plan or a corporate reorganization pursuant to Rule 145 under the Securities Act, or a registration on any registration form that does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the holders of Registrable Securities may require Commtouch to include all or a portion of their shares in such registration, although the managing underwriter of any such offering has certain rights to limit the number of shares in such registration.

Further, a majority of the holders of Registrable Securities may require Commtouch to register all or any portion of their Registrable Securities on Form F-3, subject to certain conditions and limitations. All expenses incurred in connection with all registrations (other than fees, expenses and disbursements of counsel retained by the holders of the Registrable Shares, and underwriters' and brokers' discounts and commissions) will be borne by Commtouch.

The registration rights described in the preceding three paragraphs expire five years after the closing date of our initial public offering (July 16, 2004).

In addition, the Company granted registration rights to InfoSpace, Vulcan Ventures and Microsoft pursuant to which their holdings in the Company (including the warrant issued to InfoSpace) were registered on January 7, 2000.

Also, under the terms of the Wingra acquisition agreement, we were required to register the 1,568,869 shares issuable to the Wingra investors and employees, including shares currently issuable under options and warrants described above. The registration statements were filed to fulfill this requirement and became effective, respectively, on September 6, 2001 and July 20, 2001.

ACCESS TO INFORMATION

We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, Commtouch must file with the Israeli Registrar of Companies its Articles of Association and any amendments thereto The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our ordinary shares is Wells Fargo Bank Minnesota N.A.

Material Contracts.

Stock Purchase Agreement between Commtouch Software Ltd. and Rideau Ltd., dated June 1, 2001

This agreement relates to the purchase by Rideau Ltd. of 315,789 of the Company's ordinary shares at $0.95 per share, for an aggregate purchase price of $300,000.

Wingra Technologies, LLC 1998 Unit Option Agreement

Commtouch assumed the above unit option agreement as part of its acquisition of Wingra.

Form of Wingra Technologies, LLC Investor Option Agreement

Commtouch assumed the above investor option agreement as part of its acquisition of Wingra. This agreement was entered into by Wingra prior to the Commtouch acquisition in relation to certain loans provided by investors.

Form of Wingra Technologies, LLC Investor Warrant Agreement

Commtouch   assumed  the  above  investor  warrant  agreement  as  part  of  its acquisition of Wingra. This agreement was entered into by Wingra prior to the Commtouch acquisition in relation to certain loans provided by investors.

Stock Purchase Agreement between Commtouch Software Ltd. And Hughes Holdings L.L.C., dated June 5, 2001

Pursuant to the agreement with Hughes, Commtouch intended to sell 850,000 ordinary shares in increments of at least $250,000 worth of ordinary shares per week. Hughes was also granted an option to purchase an additional 1,400,000 ordinary shares, plus warrant coverage of 10%. With the price per ordinary share having fallen below $0.75, Hughes had the right and chose not to fund the transactions. Despite the above, the agreement has not formally terminated.

Agreement of Commercial Lease between Am-Ram Pituah Drom Netanya (South Netanya Development) Ltd. As Lessor and Commtouch Software Ltd. As Lessee dated June 3, 2000 for premises in Netanya, Israel.

This is the facilities lease agreement for the Israel office which binds Commtouch for a minimum period of three years.

Conditional Lease Termination Agreement between EOP-Shoreline Technology Park, L.L.C. and Commtouch Inc. dated December 21, 2001

Pursuant to the agreement with EOP, Commtouch and EOP agreed to terminate the then existing facilities lease agreement. Within the framework of this agreement Commtouch made certain payments to EOP, assigned rights to a sub-tenancy agreement , transferred ownership to certain furniture and issued a warrant for 175,000 ordinary shares, and EOP released Commtouch from the remainder (approximately five years) of the lease term under the original agreement.

Settlement between Compaq Financial Services Corporation and Commtouch Inc. and Commtouch Software Ltd. dated December 21, 2001

Pursuant to the agreement with Compaq, Commtouch and Compaq, agreed to terminate four separate equipment lease schedules under a master lease agreement. In relation thereto, Commtouch made certain payments and returned the related equipment to Compaq, and Compaq released Commtouch from the remainder of the lease term.

Settlement and Termination of Services Agreement between Exodus Communications, Inc. and Commtouch Inc. dated January 10, 2002

Pursuant to the agreement with Exodus, Commtouch and Exodus, agreed to terminate the services agreement and settle on an amount that was paid in full satisfaction of all service fees claimed by Exodus.

Amended and Restated 1996 CSI Stock Option Plans and form of agreement.

In 1996, the Company adopted the 1996 CI Stock Option Plan for granting options to its U.S. employees to purchase ordinary shares of the Company. The options generally vest ratably over a 4-year period, though certain repriced shares offered to employees in a Tender Offer Statement of July 20, 2001, as amended, vest over a three year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the options period become available for future grant.

Amended and Restated 1999 Section 3(i) Share Option Plan

In 1999 the Company approved the 1999 Section 3(i) Share Option Plan for its Israeli employees, which was amended in 2001 to include Section 102 applicability (the sections relate to code sections under the Israel tax law). The options generally vest ratably over a 4-year period, though certain repriced shares offered to employees in a Tender Offer Statement of July 20, 2001, as amended, vest over a three year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the options period become available for future grant.

Amended 1999 Non-Employee Directors Stock Option Plan

The Company adopted the 1999 Non-Employee Directors Stock Option Plan. The original allotment of shares was in the amount of 180,000 ordinary shares, with an additional allotment in 2000 bringing the plan's total allotment to 500,000 shares and a further allotment in 2001 bringing the plan's total to 750,000 ordinary shares. During 1999, each individual who first joined the Board of Directors as a non-employee director on or after the effective date of the initial public offering received an option grant for 10,000 shares. Subsequent to July 2000, individuals who joined the board received an initial grant of 30,000 options. Directors who are reelected at the annual meeting of shareholders are generally entitled to additional grants of 10,000 shares, though those directors reelected at the August 22, 2001 annual meeting of shareholders were entitled to a grant of 33,750 and those directors in office immediately after the extraordinary general meeting of shareholders on February 25, 2002 were granted a one-time option grant of 150,000 ordinary shares. Also, in addition to the grant of shares for her reelection as a director in August 2001, Carolyn Chin, on behalf of her activities as Chairman of the Board, received an additional grant of 221,250 ordinary shares. Each option granted under the Non-Employee Directors Plan originally was to have become exercisable with respect to one-fourth of the number of shares covered by such option three months after the date of grant and with respect to one-third of the remaining shares subject to the option every three months thereafter; however, this changed pursuant to an amendment to the plan approved by shareholders at the August 10, 2000 annual meeting of shareholders, such that options become exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. However, certain options outstanding and unexercised at the time of the effective date of the Tender Offer Statement of July 20, 2001, as amended, were repriced in accordance with the terms of the Tender Offer Statement, as amended. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.

Agreement of Merger between CP Software Group Inc., Commtouch Software Ltd, MailCentro, Inc. and CPSGNEWCO, Inc. dated November 16, 2001

Within the framework of an agreement with MailCentro Inc. ("MC"), MC (a wholly owned subsidiary of CP Software Group, Inc.) assumed all aspects of servicing most of the Company's consumer customers, including its free email service known as Zap Zone service. According to the agreement entered into with MC, the Company transferred customers to MC and is expected to realize royalties on payments made by these former customers to MC (primarily in 2002). Additionally, certain Commtouch trademarks, domain names, software licenses and equipment were sold to MC.

Business Unit Purchase Agreement by and between Telecomputing, Inc. and Commtouch Inc.

In January 2002, Commtouch sold its Hosted Exchange business unit to Telecomputing, Inc. Terms of the transaction include the transference of the Company's customer base and certain equipment to Telecomputing, in exchange for certain cash payments and royalties. Furthermore, the Company assigned equipment leases to Telecomputing, thereby eliminating the Company's obligation to make lease payments thereunder.

Sale and Purchase Agreement by and between Commtouch Software Ltd., Commtouch Inc., Wingra, Incorporated, Wingra Technologies, L.L.C., Jan Eddy and Steven Entine

Commtouch sold off the net liabilities of its migration service business, Wingra, Inc. to Wingra's senior management at the end of February 2002. The terms include mutual release of all liabilities, obligations and rights of the parties to the agreement. This sale is expected to reduce our Company's operating losses and its net liabilities by approximately $0.7 million.

See the discussion under Item 4 "Information on the Company--Description of Property" for an indication of where the Company's Articles of Association may be inspected.

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

Proposed Tax Reform

On May 4, 2000, a committee chaired by the former Director General of the Israeli Ministry of Finance issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. In the interim there have been significant political and economic changes. On February 26, 2002 the Minister of Finance appointed a new committee to recommend tax reforms, and this committee is expected to submit a report within 90 days. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

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

The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for tax purposes based on changes in the Israeli CPI, whereby corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction - which takes into account the effect of inflationary change on such excess - is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on an inflation-linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

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

Law for the Encouragement of Industry (Taxes), 1969

Commtouch is currently viewed as qualifying as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" that it owns. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

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

Commtouch's investment plans have been granted the status of an Approved Enterprise under the Investment Law, in three separate investment programs, one of which was cancelled in early 2002. These programs provide Commtouch with certain tax benefits as described below; with regard to the first program, Commtouch also received long-term loans guaranteed by the State of Israel. Under the terms of Commtouch's Approved Enterprise programs, income earned by Commtouch from its Approved Enterprises will be tax exempt for a period of two years, commencing with the year in which it first earns taxable income, and subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years (provided that the total period of tax benefits will not extend past (i) 12 years from the year of commencement of production or (ii) 14 years from the year of approval of approved enterprise status). The reduced corporate tax rate, to which Commtouch's Approved Enterprise program will be subject, is dependent on the level of foreign investment in Commtouch. In the event a company operates under more than one approval or only part of its capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates. Notwithstanding these tax benefits, to the extent Commtouch receives income from countries other than Israel, such income may be subject to withholding tax.

Dividends paid by companies owning approved enterprises, the source of which is income derived from an approved enterprise during the applicable benefits period, are generally taxed at a reduced rate of 15% if the dividends are paid during the benefits period or at any time up to 12 years after the benefits period. This tax must be withheld at source by the company paying the dividend. In the case of a "foreign investor's company," the 12 year limitation on reduced withholding tax on dividends does not apply. Subject to various conditions, a foreign investor's company is a company more than 25% of whose share capital, in terms of shares, rights to profits, voting and appointment of directors, and of whose combined share and loan capital, is owned by non-Israeli residents. A dividend paid from income derived from an enterprise owned by a company which has elected the "alternative benefits program" during the period in which it is exempt from tax is also generally subject to the 15.0% tax rate; this would render the company liable for corporate tax on the amount distributed, which is defined for this purpose as including the amount of the corporate tax that applies as a result of the distribution, at the rate that would have been applicable had the company not elected the alternative benefits program, which is generally 25.0%. Generally, any dividends distributed are considered to be attributable to the entire enterprise, and the effective tax rate is the result of a weighted combination of the various applicable tax rates. However, a company may elect to attribute any dividend distributed by it only to income not subject to the alternative benefits program.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of Chief Scientist
(OCS) (the "Research Committee") are eligible for grants of up to 50% of the project's expenditure if they meet certain criteria. These grants are issued in return for the payment of royalties from the revenues derived from the sale of the product developed in accordance with the program, as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

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

In order to meet certain conditions in connection with the grants and programs of the OCS, the Company has made certain representations to the Israel government about the Company's future plans for its Israeli operations. From time to time the extent of the Company's Israeli operations has differed and may in the future differ, from the Company's representations. If, after receiving grants under certain of such programs, the Company fails to meet certain conditions to those benefits, including, with respect to grants received from the OCS, the maintenance of a material preserve in Israel, or if there is any material deviation from the representations made by the Company to the Israeli government, the Company could be required to refund to the State of Israel taxes or other benefits previously received (including interest and CPI linkage difference) and would likely be denied receipt of such grants or benefits, and participation of such programs, thereafter.

The Company has participated in programs sponsored by the OCS for the support of research and development activities. Through December 31, 2001, the Company had recorded grants from OCS aggregating approximately $1.2 million for certain of the Company's research and development projects. These grants were recorded as a reduction of research and development costs. As noted, the Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants. We believe that we have no obligation for royalties in 2001, related to the 2001 grants, since we had not started generating revenue for the product developed with such grants, but we may have obligations for royalties in 2002 and future years. As of December 31, 2001, we believe we have contingent liabilities of $0.6 million for royalties to the OCS regarding the 2001 grants.

With regard to grants before 2001, the Company claims that all of these programs, which were funded at a total of $0.6 million, had failed and therefore it will not be obligated to pay royalties. In March 2002, the Company submitted an application for project failure with regard to these projects. Accordingly, the Company decided to write down the $0.4 million accrual it recorded in past years and determined that as of December 31, 2001 there is no contingent liabilities for royalties for those projects.

Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, there can be no assurance that applications to the OCS will be approved or, if approved, what the amounts of the grants will be. On January 31, 2001, the Company submitted an application to the OCS. In the application, the Company described relevant R&D expenses for the year 2001 amounting to approximately $3.2 million, which would entitle it to funding up to 50% of those expenses upon approval of the application. The application was approved on May 8, 2001. Under this program, Commtouch has received the sum of $0.6 million in 2001.

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

Tax Basis of Ordinary Shares

A U.S. Holder's tax basis in his or her ordinary shares will be the purchase price paid therefore by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such ordinary share and will include the day on which such U.S. Holder sells the ordinary share.

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

Treatment of Dividend Distributions

For U.S. federal income tax purposes, gross dividends (including the amount of any Israeli taxes withheld therefrom) paid to a U.S. Holder with respect to his or her ordinary shares will be included in his or her ordinary income to the extent made out of current or accumulated earnings and profits of Commtouch, as determined based on U.S. tax principles, at the time the dividends are received and will be treated as foreign source dividend income for purposes of the foreign tax credit limitation described below. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under
Section 243 of the Code. Dividend distributions in excess of Commtouch's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his or her ordinary shares to the extent thereof and then as a gain from the sale of ordinary shares. Dividends paid in NIS will be includible in income in a U.S. dollar amount based on the exchange rate at the time of their receipt, and any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

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

Information Reporting and Backup Withholding

Any dividends paid on, or proceeds derived from a sale of, the ordinary shares to, or by, U.S. Holders may be subject to U.S. information reporting requirements and the 30% U.S. backup withholding tax unless the holder (i) is a corporation or other exempt recipient or (ii) provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

Tax Status of Commtouch for U.S. Federal Income Tax Purposes

Passive Foreign Investment Company. If Commtouch were deemed to be a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period for such ordinary shares and an interest charge would be imposed on the amount of deferred tax on such income which is allocated to prior taxable years. Generally, Commtouch will be treated as a PFIC for any tax year if, in such tax year or any prior tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets by value produce or are held for the production of passive income. Commtouch does not believe it satisfies either of the tests for PFIC status for any of its pre-2002 tax years. Commtouch expects that the majority of its assets will continue to generate sufficient levels of active income, and the percentage (by value) of its assets not producing or held for the production of passive income will continue to be sufficient, for it to avoid PFIC treatment for U.S. federal income tax purposes in post-2001 tax years. However, since the determination whether Commtouch is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond Commtouch's control, there can be no assurance that Commtouch will not become a PFIC at some time in the future. If Commtouch were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his or her proportionate share of Commtouch's earnings and profits in years in which Commtouch is a PFIC whether or not distributions of such earnings and profits are actually made to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her ordinary shares generally would be taxed as a capital gain. Alternatively, a U.S. Holder may elect to mark the ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of its ordinary shares and the adjusted basis of such stock. See "U.S. Tax Considerations Regarding

Ordinary Shares Acquired by U.S. Taxpayers--Sale or Exchange of Ordinary Shares" above. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making a QEF Election if Commtouch is treated as a PFIC.

Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFC"). The CFC provisions may impute some portion of such a corporation's undistributed income to certain U.S. shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment. In general, the CFC provisions will apply to Commtouch only if U.S. shareholders, who are U.S. Holders and who own, directly or indirectly or by attribution, 10% or more of the total combined voting power of all classes of voting stock own in the aggregate (or are deemed to own after application of complex attribution rules) more than 50% (measured by voting power or value) of the outstanding ordinary shares of Commtouch. It is possible that Commtouch could become a CFC in the future. Even if Commtouch were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to U.S. shareholders, who are U.S. Holders and who own, directly or indirectly or by attribution, 10% or more of the total combined voting power of all classes of voting stock of Commtouch.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company, or a PHC, if (i) five or fewer individuals at any time during the last half of a tax year (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income for the taxable year, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 38.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

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

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Despite a peace agreement between Israel and Egypt signed in 1979, a peace agreement between Israel and Jordan signed in 1994 and, since 1993, several agreements between Israel and

Palestinian representatives, Israel continues to face hostile actions and threats from various elements in the region. Further, Israel has not entered into any peace agreement with Syria or Lebanon, and there have been major difficulties accompanied by violence in the negotiations with the Palestinians. We cannot be certain as to how the current hostilities affecting the region will develop or what effect they may have upon Commtouch.

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

Item 11. Qualitative and Quantitative Disclosure about Market Risk.

We develop our technology in Israel and seek to provide our software products worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Reserved

Item 16. Reserved

                                    PART III

Item 17. Financial Statements.

The Company has responded to Item 18.

Item 18. Financial Statements

    (a) Financial Statements

                                                                     Page
                                                                     ----
        Report of Independent Auditors.......................        F-1
        Consolidated Balance Sheets..........................        F-2
        Consolidated Statements of Operations................        F-3
        Statement of Changes in Shareholders' Equity.........        F-4
        Consolidated Statements of Cash Flows................        F-5
        Notes to Consolidated Financial Statements...........        F-8

    (b) Financial Statement Schedule:

The following financial statement schedule of Commtouch Software Ltd. for each of the three years in the period ended December 31, 2001 is filed as part of the Annual Report and should be read in conjunction with the consolidated financial statements of Commtouch Software, Ltd.

    Schedule II --Valuation and Qualifying Accounts

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 19  Exhibits

    The list of exhibits required by this Item is incorporated by reference to the Exhibit Index which precedes the exhibits to this report.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the Index at item 18(b). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Commtouch Software Ltd. and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statment schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respect the information set forth therein.

Tel-Aviv, Israel
February 27, 2002

                                              KOST, FORER & GABBAY
                                   A Member of Ernst & Young International

                             COMMTOUCH SOFTWARE LTD.

                           CONSOLIDATED BALANCE SHEETS
               (USD in thousands, except share and per share data)

                                                                                 December 31,
                                                                            ----------------------
                                                                               2000         2001
                                                                            ---------    ---------
Assets
Current Assets:
 Cash and cash equivalents ..............................................   $  20,831    $   2,248
 Marketable securities ..................................................       8,607         --
 Trade receivables, net .................................................       4,355          864
 Prepaid expenses and other accounts receivable .........................       3,626          700
                                                                            ---------    ---------
 Total current assets ...................................................      37,419        3,812
                                                                            ---------    ---------
Long-term lease deposits ................................................       1,440          261
Severance pay fund ......................................................         949          320
Property and equipment, net .............................................      19,417        5,152
Long-term investment ....................................................       2,000         --
Goodwill and other purchased intangibles, net ...........................      16,055         --
                                                                            ---------    ---------
                                                                            $  77,280    $   9,545
                                                                            ---------    ---------
Liabilities and Shareholders' Equity
Current Liabilities:
 Bank credit line and current maturities of bank loans and capital leases   $   1,115    $     799
 Accounts payable .......................................................       4,205        1,374
 Employees and payroll accruals .........................................       3,279          633
 Deferred revenues ......................................................       1,523          839
 Accrued expenses and other liabilities .................................       3,529          774
                                                                            ---------    ---------
 Total current liabilities ..............................................      13,651        4,419
                                                                            ---------    ---------

 Long-term maturities of bank loans and capital leases ..................         841          260
 Other liabilities ......................................................        --            255
 Accrued severance pay ..................................................         984          425
                                                                            ---------    ---------
                                                                                1,825          940
                                                                            ---------    ---------
 Minority interest ......................................................          76          127
                                                                            ---------    ---------
Commitments and Contingencies

Shareholders' Equity
 Ordinary Shares, nominal value NIS 0.05 par value-
 Authorized: 40,000,000 shares as of
 December 31, 2000 and 2001; Issued and
 outstanding: 16,925,022 and 17,496,819 shares
 as of December 31, 2000 and 2001, respectively .........................         236          239
 Additional paid-in capital .............................................     150,994      152,162
 Deferred stock compensation ............................................      (2,729)        (828)
 Notes receivable from shareholders .....................................      (1,041)        (754)
 Accumulated other comprehensive income .................................          21         --
 Accumulated deficit ....................................................     (85,753)    (146,760)
                                                                            ---------    ---------
 Total shareholders' equity .............................................      61,728        4,059
                                                                            ---------    ---------
                                                                            $  77,280    $   9,545
                                                                            =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (USD in thousands, except per share data)

                                                                             Year ended
                                                                             December 31,
                                                                  --------------------------------
                                                                    1999        2000      2001
                                                                  --------    --------    --------
Revenues:
 Email services ...............................................   $  4,251    $ 17,965    $ 14,697
 Software licenses ............................................       --         1,150         621
                                                                  --------    --------    --------
 Total revenues ...............................................      4,251      19,115      15,318
                                                                  --------    --------    --------
Cost of revenues:
 Email services ...............................................      3,643      11,864      14,605
 Software licenses ............................................       --          --          --
                                                                  --------    --------    --------
 Total cost of revenues .......................................      3,643      11,864      14,605
                                                                  --------    --------    --------
Gross profit ..................................................        608       7,251         713
                                                                  --------    --------    --------
Operating expenses:
 Research and development, net ................................      2,942      10,357       7,278
 Sales and marketing ..........................................      7,722      26,585      13,496
 General and administrative ...................................      4,328      13,621      11,236
 In-process research and development ..........................       --         1,280        --
 Amortization of the prepaid marketing expenses ...............      3,263       4,508        --
 Amortization of stock-based employee deferred  compensation(1)      3,436       3,050       2,204
 Amortization of goodwill and other purchased intangibles .....       --          --         2,794
 Write-off of impaired goodwill and other intangible assets ...       --          --        13,280
 Write-off of impaired property, equipment and other ..........       --          --        10,166
                                                                  --------    --------    --------

 Total operating expenses .....................................     21,691      59,401      60,454
                                                                  --------    --------    --------
Operating loss ................................................    (21,083)    (52,150)    (59,741)
 Interest and other income, net ...............................      1,232       2,870         449
 Write-off impaired long-term investments .....................       --        (5,000)     (2,000)
 Minority interest ............................................       --            55         285
                                                                  --------    --------    --------
Net loss ......................................................   $(19,851)   $(54,225)   $(61,007)
                                                                  ========    ========    ========
Basic and diluted net loss per share ..........................   $  (2.65)   $  (3.51)   $  (3.56)
                                                                  ========    ========    ========
Weighted average number of shares used in computing
 basic and diluted net loss per share .........................      7,487      15,462      17,152
                                                                  ========    ========    ========

                                                                             Year ended
                                                                             December 31,
                                                                  --------------------------------
                                                                    1999        2000         2001
                                                                  --------    --------    --------
(1) Stock-based Employee Compensation Relates to the following:

 Cost of revenues .............................................   $  113      $  102       $   82
 Research and development, net ................................      320         284          226
 Sales and marketing ..........................................      897         795          554
 General and administrative ...................................    2,106       1,869        1,342
                                                                  --------    --------    --------
 Total ........................................................   $3,436      $3,050       $2,204
                                                                  ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

            STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                      (USD in thousands, except share data)

                                                             Convertible
                                                           Preferred shares           Ordinary shares       Additional
                                                        ---------------------     -----------------------     paid-in
                                                         Shares       Amount        Shares       Amount       capital
                                                        --------    ---------     ----------   ----------   ----------
Balance as of January 1, 1999 .....................      221,265            74     1,450,040           27       11,256
 Issuance of shares, net ..........................      134,225            33          --           --         18,417
 Issuance of shares at initial public offering,
 net ..............................................         --            --       4,794,086           58       65,948
 Conversion of preferred shares to ordinary
 shares ...........................................     (355,490)         (107)    7,109,800          107         --
 Fair value of warrants issued for services
 and bank line of credit ..........................         --            --            --           --          8,131
 Deferred stock compensation ......................         --            --            --           --          8,797
 Ordinary shares issued for notes .................         --            --         670,180            8        1,029
 Issuance of shares upon exercise of warrants,
 net ..............................................         --            --       1,105,378           12       19,808
 Issuance of shares upon exercise of options ......         --            --          69,860            1           17
 Amortization of deferred stock compensation ......         --            --            --           --           --
 Repayment of notes receivable ....................         --            --            --           --           --
 Other comprehensive income-unrealized
 holding gains on marketable securities ...........         --            --            --           --           --
 Net loss .........................................         --            --            --           --           --
 Total comprehensive loss .........................         --            --            --           --           --
                                                        --------    ---------     ----------   ----------   ----------
Balance as of December 31, 1999 ...................         --            --      15,199,344          213      133,403
 Issuance of shares upon exercise of options ......         --            --         440,384            6        1,701
 Amortization of deferred stock compensation ......         --            --            --           --           --
 Repayment of notes receivable ....................         --            --            --           --           --
 Other comprehensive income-unrealized
 holding losses on marketable securities ..........         --            --            --           --           --
 Issuance of shares to minority interest in
 Japan-Note 2i ....................................         --            --            --           --          1,090
 Issuance of shares and vested options and warrants
 in consideration of the acquisition of Wingra ....         --            --       1,285,294           17       14,800
 Net loss .........................................         --            --            --           --           --
 Total comprehensive loss .........................         --            --            --           --           --
                                                        --------    ---------     ----------   ----------   ----------
Balance as of December 31, 2000 ...................         --            --      16,925,022          236      150,994
 Issuance of shares, net ..........................         --            --         315,789            2          256
 Issuance of shares upon exercise of options ......         --            --         256,008            1          116
 Stock based compensation related to warrants
 granted to a service provider ....................         --            --            --           --             53
 Amortization of deferred stock compensation ......         --            --            --           --           --
 Deferred stock compensation ......................         --            --            --           --            303
 Repayment of notes receivable ....................         --            --            --           --           --
 Forgiveness of notes receivable ..................         --            --            --           --           --
 Other comprehensive income-unrealized
 holding losses on marketable securities ..........         --            --            --           --           --
 Issuance of shares to minority interest in
 Japan-Note 2i ....................................         --            --            --           --            440
 Net loss .........................................         --            --            --           --           --
 Total comprehensive loss .........................         --            --            --           --           --
                                                        --------    ---------     ----------   ----------   ----------
Balance as of December 31, 2001 ...................         --      $     --      17,496,819   $      239   $  152,162
                                                        ========    =========     ==========   ==========   ==========

                                                      Stock-based        Notes        Accumulated
                                                       employee        receivable        other
                                                       deferred          from        comprehensive   Accumulated
                                                     compensation     shareholders       income        deficit        Total
                                                     -----------      ------------     ---------      ---------    ---------
Balance as of January 1, 1999 .....................        (418)             (77)           --          (11,677)        (815)
 Issuance of shares, net ..........................        --               --              --             --         18,450
 Issuance of shares at initial public offering,
 net ..............................................        --               --              --             --         66,006
 Conversion of preferred shares to ordinary
 shares ...........................................        --               --              --             --           --
 Fair value of warrants issued for services
 and bank line of credit ..........................        --               --              --             --          8,131
 Deferred stock compensation ......................      (8,797)            --              --             --           --
 Ordinary shares issued for notes .................        --             (1,037)           --             --           --
 Issuance of shares upon exercise of warrants,
 net ..............................................        --               --              --             --         19,820
 Issuance of shares upon exercise of options ......        --               --              --             --             18
 Amortization of deferred stock compensation ......       3,436             --              --             --          3,436
 Repayment of notes receivable ....................        --                 54            --             --             54
 Other comprehensive income--unrealized
 holding gains on marketable securities ...........        --               --                63           --             63
 Net loss .........................................        --               --              --          (19,851)     (19,851)
 Total comprehensive loss .........................        --               --              --             --        (19,788)
                                                       --------        ---------       ---------      ---------    ---------
Balance as of December 31, 1999 ...................      (5,779)          (1,060)             63        (31,528)      95,312
 Issuance of shares upon exercise of options ......        --               --              --             --          1,707
 Amortization of deferred stock compensation ......       3,050             --              --             --          3,050
 Repayment of notes receivable ....................        --                 19            --             --             19
 Other comprehensive income--unrealized
 holding losses on marketable securities ..........        --               --               (42)          --            (42)
 Issuance of shares to minority interest in
 Japan-Note 2i ....................................        --               --              --             --          1,090
 Issuance of shares and vested options and warrants
 in consideration of the acquisition of Wingra ....        --               --              --             --         14,817
 Net loss .........................................        --               --              --          (54,225)     (54,225)
                                                                                                                   ---------
 Total comprehensive loss .........................        --               --              --             --        (54,267)
                                                       --------        ---------       ---------      ---------    ---------
Balance as of December 31, 2000 ...................      (2,729)          (1,041)             21        (85,753)      61,728
 Issuance of shares, net ..........................        --               --              --             --            258
 Issuance of shares upon exercise of options ......        --               --              --             --            117
 Amortization of deferred stock compensation ......       2,204             --              --             --          2,204
 Stock based compensation related to warrants
 granted to a service provider ....................        --               --              --             --             53
 Deferred stock compensation ......................        (303)            --              --             --           --
 Repayment of notes receivable ....................        --                144            --             --            144
 Forgiveness of notes receivable ..................        --                143            --             --            143
 Other comprehensive income--unrealized
 holding losses on marketable securities ..........        --               --               (21)          --            (21)
 Issuance of shares to minority interest in
 Japan-Note 2i ....................................        --               --              --             --            440
 Net loss .........................................        --               --              --          (61,007)     (61,007)
 Total comprehensive loss .........................        --               --              --             --        (61,028)
                                                       --------        ---------       ---------      ---------    ---------
Balance as of December 31, 2001 ...................   $    (828)       $    (754)      $    --        $(146,760)   $   4,059
                                                       ========        =========       =========      =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (USD in thousands)

                                                                                        Year Ended
                                                                                        December 31,
                                                                             -----------------------------------
                                                                                1999        2000         2001
                                                                             ---------    ---------    ---------
Cash flows from operating activities:
 Net loss ................................................................   $ (19,851)   $ (54,225)   $ (61,007)
 Adjustments to reconcile net loss to net cash used in
 operating activities:
         Depreciation and amortization ...................................       1,706        6,009       10,256
         Amortization of stock-based employee deferred
         compensation and warrants issued for services received
         and bank line of credit .........................................       3,796        3,050        2,204
         Amortization of prepaid marketing expenses ......................       3,263        4,508         --
         Amortization of in-process research and development .............        --          1,280         --
         Write-off of impaired long-term investments .....................        --          5,000        2,000
         Write-off of impaired goodwill and other intangible assets ......        --           --         13,280
         Write-off of impaired property, equipment and other..............        --           --         10,166
         Loss on sale of property and equipment ..........................        --           --            695
 Changes in assets and liabilities:
          Trade receivables, net .........................................      (2,245)      (1,719)       3,491
          Prepaid expenses and other accounts receivable .................      (1,028)      (1,933)       2,926
          Accounts payable ...............................................       1,064        2,142       (2,831)
          Employee and payroll accruals and other liabilities ............       1,645        4,076       (5,146)
          Deferred revenues ..............................................         487          656         (684)
          Accrued severance pay, net .....................................         (44)         (64)          70
          Forgiveness of notes receivable ................................        --           --            143
          Minority interest in losses of a subsidiary ....................        --            (55)        (285)
          Other ..........................................................          (9)          (5)           3
                                                                             ---------    ---------    ---------
Net cash used in operating activities ....................................     (11,216)     (31,280)     (24,719)
                                                                             ---------    ---------    ---------
Cash flows from investing activities:
 Proceeds from sales of marketable securities ............................        --         18,969        8,586
 Purchases of marketable securities ......................................     (17,987)      (9,568)        --
 Purchase of long-term investments .......................................        --         (7,000)        --
 Long-term lease deposits ................................................      (1,254)        (163)         204
 Advance to related party ................................................        (364)        --           --
 Proceeds from acquisition of Wingra .....................................        --            305         --
 Proceeds from sale of property and equipment ............................          13          337          160
 Purchase of property and equipment ......................................      (6,938)     (19,102)      (3,265)
                                                                             ---------    ---------    ---------
Net cash (used) provided in investing activities .........................     (26,530)     (16,222)       5,685
                                                                             ---------    ---------    ---------
Cash flows from financing activities:
 Short-term bank credit, net .............................................      (1,328)        --           --
 Repayment of note receivable by shareholder .............................          54           19          144
 Repayment of bank loans and notes payable ...............................        --           --           (873)
 Principal payment of capital lease ......................................        (112)        (610)        (204)
 Proceeds from issuance of shares, net ...................................     104,294        1,707
                                                                                                             428
 Proceeds from minority interest in subsidiary ...........................        --          1,090          440
 Contribution from minority interest of consolidated subsidiary ..........        --            131          336
                                                                             ---------    ---------    ---------
Net cash provided by financing activities ................................     102,908        2,337          451
                                                                             ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents .........................      65,162      (45,165)     (18,583)
Cash and cash equivalents at the beginning of the year ...................         834       65,996       20,831
                                                                             ---------    ---------    ---------
Cash and cash equivalents at the end of the year .........................   $  65,996    $  20,831    $   2,248
                                                                             =========    =========    =========

Supplemental disclosure of cash flows activity: Cash paid during the year:
 Interest ................................................................   $     117    $      31    $     161
Supplemental disclosure of non-cash activity:
 Ordinary shares issued for notes receivable from shareholders ...........   $   1,037    $    --      $    --
 Issuance of Warrants for Prepaid Marketing Expenses .....................   $   7,771    $    --      $    --

The proceeds from the acquisition of Wingra, for year ended December 31, 2000 were as follows (in thousands):

         Net Tangible liabilities assumed
         Tangible assets:                                          $    475
         Tangible liabilities                                        (3,054)
         Net tangible liabilities assumed:                           (2,579)

         Intangibles assumed:
         Customer base                                                1,340
         Workforce-in-place                                             550
         Intellectual Property                                        1,660
         In-process research & development expenses                   1,280
         Goodwill                                                    12,590
         Intangibles assumed:                                        17,420

         Cash acquired:                                                 305
         Purchase price                                            $ 15,146

The accompanying notes are an integral part of these consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: GENERAL

Commtouch Software Ltd. was incorporated under the laws of Israel in 1991. Unless otherwise indicated, all references in these notes to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Ltd. or/and its wholly-owned subsidiaries, Commtouch Inc., Commtouch (UK) Ltd, Commtouch Latin America Inc., Wingra, Inc. and its majority-owned subsidiary, Commtouch K.K. (Japan). We are a provider of email and messaging solutions to service providers that target both residential and business subscriber users. Until December 31, 2001, our customers were large and small businesses who offered our Web-based email through their website to their end users. The Company generated revenues by providing email services to its customers. Email service revenues were derived from contracts that provide for either a monthly per-email box fee and fees for direct marketing and communications services or a share of advertising revenues subject to a minimum annual revenue commitment. In September 2000, the Company began to derive revenue from the sale of software licenses to enterprises. In 2002, the Company sold its, migration and most of its hosted email service businesses and changed its focus to providing email and messaging solutions to service providers (see Note 15).

During 2001 and 2000, no single customer accounted for more than 10% of the revenues. During 1999, approximately 11% of the revenues were derived from a single customer.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

a. Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial Statements in U. S. Dollars:

Most of the Company's revenues are denominated in U. S. dollars. In addition, a substantial portion of the Company's costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Transactions." Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are reported as financial income or expense as appropriate.

c. Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and majority-owned subsidiary. All inter-company balances and transactions have been eliminated in consolidation.

d. Cash, Cash Equivalents and Marketable Securities:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". All debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in accumulated other comprehensive income(loss), a separate component of shareholders' equity.

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

The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". During 2001, due to the economic slowdown, the reduction of the employee headcount and the transfer into its new facilities, the Company determined that an impairment loss exists. As of December 31, 2001, the Company had impairment losses totaling $9.2 million which were recorded as operating expenses.

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

Due to the economic slowdown and the significant decline in capital available to and in valuations of these privately funded internet centric companies, the Company believes all of these investments are impaired. During 2000 and 2001, based on a comprehensive review of the Company's investments, the Company recorded a non-cash charge of $5 million and $2 million, respectively, to write-down the recorded investment values.

h. Goodwill and Other Purchased Intangible Assets:

The Company amortized goodwill using the straight-line method over its estimated useful life, which is five years.

Workforce in place, intellectual property and customer base are amortized using the straight-line method over their useful lives, which are three, four and three years, respectively.

The carrying value of goodwill and other purchased intangible assets are periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining goodwill amortization period in accordance with Accounting Principles Board Opinion No. 17, "Intangible Assets.

If this review indicates that goodwill and other purchased intangible assets will not be recoverable the carrying value of goodwill and other purchased intangible assets is reduced to estimated fair value.

At December 31, 2001, due to the economic slowdown, the Company performed a comprehensive review of the Company's goodwill and other purchased intangible assets. As a result, the Company recorded a non-cash charge of $13.3 million, to write-down the recorded values to zero.

i. Minority Interest:

Minority interest represents a stockholders' proportionate share of the equity of Commtouch, K.K. (Japan). At December 31, 2000 and 2001, the Company owned 94.17% and 70.6%, respectively, of the equity and voting rights of Commtouch, K.K. (Japan).

During 2000 and 2001, the Company's strategic partner in Japan, CSK, invested approximately $1.2 million and $0.8 million in Commtouch, K.K. (Japan), respectively. According to Staff Accounting Bulletin No. 84 "Accounting for Sales of Stock by a Subsidiary", the Company had not recognized gains from this issuance of shares (since it is considered to be an early stage company) and thus classified it to Shareholders' Equity section of the balance sheet under Additional paid-in capital.

j. Research and Development Costs:

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company did not incur any material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 1999, 2000 and 2001, the Company has charged all software development costs to research and development expense in the period incurred.

k. Advertising Costs:

The Company accounts for advertising costs as expense in the period in which the costs are incurred. Advertising expense for the years ended December 31, 1999, 2000 and 2001 were $0.6 million, $3.1 million and $0.1 million, respectively.

l. Revenue Recognition:

Since 1998, the Company has derived its revenues from providing Web-based email services. Revenues from Email services are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when delivery has occured, persuasive evidence of an agreement exists, the vendor's fee is fixed and determinable and collectibilty is probable. Revenues from contracts that are not dependent upon the number of mailboxes and provide non-refundable fixed payments are recognized ratably over the contract term. Revenues from contracts specifying a contractual rate per mailbox per month are recognized monthly for mailboxes covered by the respective contracts. Revenues from contracts based on a share of advertising revenues earned by business partners are recognized when such revenues are earned. Amounts received in advance of service delivery are recorded as deferred revenues. Other service revenues are primarily comprised of revenues from consulting and training fees. Consulting services are billed at an agreed upon rate plus out-of-pocket expenses and training services on a per session basis. The Company recognizes service revenues from consulting and training when provided to the customer.

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

Revenue from software licenses fees to end users are recognized when persuasive evidence of an arrangement exists, delivery of the software has occurred, no significant obligation with regard to the implementation remain, fee is fixed and determinable and collectibility is probable.

m.  Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash equivalents and marketable securities. The majority of the Company's cash, cash equivalents and marketable securities are invested in dollar and dollar linked investments and are deposited in major banks in United States, Israel and Ireland. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from transactions with companies located primarily in North America, Europe, Latin America, Israel and the Far East. The Company maintains an allowance for doubtful trade receivables based upon the expected collectibility of trade receivables. The allowance for doubtful accounts was $0.9 million and $0.6 million at December 31, 2000 and 2001, respectively. Bad debt expense for the years-ended December 31, 1999, 2000 and 2001 were $0.4 million, $2.0 million and $0.3 million, respectively.

n. Accounting for Stock-Based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options equals or is above the market value of the underlying stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation"(" SFAS No. 123") (See also Note 13 f).

In accounting for warrants granted to those other than employees, the Company applied the provisions of SFAS No. 123, and Emerging Issues Task Force 96-18 "Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring or in Conjunction with Selling, Goods or Services." The fair value of these warrants was estimated at the grant date, using the Black-Scholes option-pricing model.

o. Royalty-bearing Grants;

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to zero, zero and $0.6 million in 1999, 2000 and 2001, respectively.

p. Basic and Diluted Net Loss Per Share:

Basic and diluted net loss per share are presented in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share", for all periods presented.

Basic net loss per share has been computed using the weighted-average number of ordinary shares outstanding during the year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

All convertible preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to the convertible preferred shares, outstanding options and warrants excluded from the calculations of diluted net loss per share were 2,497,470, 4,096,455 and 4,990,673 for 1999, 2000 and 2001, respectively.

q. Severance Pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay fund's insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for 1999, 2000 and 2001 were approximately $0.1 million, $0.5 million and $1.0 million, respectively.

r. Fair Value of Financial Instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and accounts payable, approximate their fair values due to the short-term maturities of these instruments.

The fair value for marketable securities are based on quoted market prices.

The fair value of long-term deposits and loans is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying value of these obligations approximates their respective fair values as of December 31, 2000 and 2001.

s. Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholder's equity or cash flows.

t. Recently Issued Accounting Pronouncements:

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company does not expect that the adoption of the Statement will have an impact on the Company's financial position and results of operations.

In August 2001, FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of January 1, 2002. The sale of Wingra (see Note 15a) will be treated as a discontinued operation and reported on a separate line item in the first quarter Statement of Operations, since Wingra is considered to be a component of the Company. The accounting will result in revenues, net loss and loss per share from continuing operations being reduced by $1.7 million, $1.9 million and $0.11 respectively for 2001. The 2000 results will not materially change since Wingra was acquired in late November 2000.

NOTE 3: MARKETABLE SECURITIES

                                                             December 31,
                                                          ------------------
                                                           2000        2001
                                                          -------     ------
       Marketable securities are comprised of
         the following (in thousands):

       Government securities...........................   $ 2,003     $   --
       Corporate debt securities.......................     6,604         --
                                                          -------     ------
                                                          $ 8,607     $   --
                                                          -------     ------

During 2000, the unrealized net holding losses on marketable securities were $21,000.

Note 4:  WINGRA ACQUISITION:

On November 24, 2000, the Company entered into a definitive acquisition agreement to acquire Wingra Technologies Inc. ("Wingra"). Wingra is a provider of messaging integration and migration solutions for large enterprises.

Pursuant to the Wingra Agreement, the shareholders of Wingra received an aggregate of 1,285,294 of Commtouch ordinary shares. In addition, all outstanding Wingra options and warrants converted into fully-vested options and warrants to purchase 305,615 of Commtouch ordinary shares. The Company also assumed certain operating assets and liabilities of Wingra. The 137,500 assumed warrants were granted by Wingra in connection with loans granted to Wingra by banks and shareholders. The exercise price of those warrants range from $6.25 to $9.39 and the expiration dates range from March 2001 through August 2002. The acquisition was accounted for under the purchase method, for accounting purposes, in accordance with Accounting Principles Board 16 "Business Combinations". The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The purchase price was determined to be $15.1 million (based on the closing price of Commtouch ordinary shares on the date of the final agreement). The consolidation of the assets and liabilities affected the Company's balance sheet at December 31, 2000, as described in the following tables:

 Total purchase price (in thousands):
 Ordinary shares                                 $ 11,970
 Options and warrants                               2,846
 Acquisition expenses                                 330
                                                 --------
                                                 $ 15,146
                                                 --------

The purchase price was allocated to the acquired assets and assumed liabilities in the accompanying consolidated financial statements as follows (in thousands):

                                                  Estimated
                                                   Useful
                                                    Life
                                                 (In Years)
                                              ------------
    Customer base                                    3        $  1,340
    Workforce-in-place                               3             550
    Intellectual Property                            4           1,660
    In-process research & development         expensed           1,280
    Goodwill                                         5          12,590
    Less assumed net tangible liabilities          n/a          (2,274)
                                                              --------
                                                              $ 15,146
                                                              ========

The Company recorded a one-time charge of $1.3 million in the fourth quarter of 2000 for purchased in-process technology related to a development project that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain.

The fair value of the in-process technology was determined using the income approach. Under the income approach, the expected future cash flows from each project under development are estimated and discounted to their net present value at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return are the weighted-average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance upon core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based upon forecasted revenues and costs, taking into account product life cycles, and market penetration and growth rates. Pro forma is not disclosed due to the sale of Wingra in early 2002, see Note 15a.

See Note 2 h for impairment charges during 2001.

NOTE 5: PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLES

                                                                         December 31,
                                                                       ---------------
                                                                         2000     2001
                                                                       ------   ------
Prepaid expenses and other accounts receivables are comprised of the following (in thousands):
Prepaid Expenses ...................................................   $2,159   $  374
Other accounts receivable ..........................................    1,467      326
                                                                       ------   ------
Prepaid expenses and other accounts receivables ....................   $3,626   $  700
                                                                       ======   ======

NOTE 6: PROPERTY AND EQUIPMENT, NET

                                                                            December 31,
                                                                        --------------------
                                                                          2000        2001
                                                                        --------    --------
Property and equipment are comprised of the following (in thousands):
Computers and peripheral equipment ..................................   $ 20,687    $  7,314
Office furniture and equipment ......................................        977       1,168
Motor vehicles ......................................................        143          88
Leasehold improvements ..............................................      5,908       1,217
                                                                        --------    --------
                                                                          27,715       9,787
Less accumulated depreciation .......................................     (8,298)     (4,635)
                                                                        --------    --------
Property and equipment, net .........................................   $ 19,417    $  5,152
                                                                        ========    ========

Depreciation expenses amounted to approximately $1.7 million, $5.9 million and $7.5 million for 1999, 2000 and 2001, respectively.

See Note 2 f and Note 11 for impairment charges during 2001.

NOTE 7: LONG-TERM INVESTMENTS

The Company invested $7.0 million in the first nine months of 2000 in three internet centric companies in which the Company believed it had a significant ongoing strategic interest. See Note 2 g for impairment charges during 2000 and 2001.

NOTE 8: GOODWILL AND OTHER PURCHASED INTANGIBLES

                                                                December 31,       December 31,
                                                                ------------       ------------
                                                                   2000               2001
                                                                  -------            -------
Goodwill and other purchased intangibles are comprised of
  the following (in
thousands):
Customer Base.................................................    $ 1,340            $   --
Workforce in Place............................................        550                --
Intellectual Property.........................................      1,660                --
Goodwill......................................................     12,590                --
                                                                  -------            -------
                                                                   16,140                --
Less accumulated amortization.................................        (85)               --
                                                                  -------            -------
Goodwill and other purchased intangibles, net.................    $16,055            $   --
                                                                  =======            =======

Amortization expenses amounted to approximately none, $0.1 million and $2.8 million for 1999, 2000 and 2001, respectively.

See Note 2 h for impairment charges.

NOTE 9: LONG TERM BANK LOANS AND CAPITAL LEASES

Bank loans and capital leases comprised of the following (in thousands except for percentages):

                                                Weighted                      Weighted
                                                 Average                       Average
                                                Interest     December 31,      Interest     December 31,
                                                  Rate           2000            Rate           2001
                                                --------     -----------      ---------     ------------
Promissory notes with shareholders............    9.28%        $   886          9.74%         $   585
Promissory notes with financial institutions..   10.78%            692         11.00%             126
Capital lease obligations.....................                      69                             45
Royalties in connection with Wingra's product                      218                            218
                                                               ---------                      ----------
                                                                 1,865                            974
Less - current maturities.....................                  (1,024)                          (714)
                                                               ---------                      ----------
Total Long-term debt..........................                 $   841                        $   260
                                                               =========                      ==========

    Future maturities of long-term debt at December 31, 2001 are as follows (in thousands):

                            2002                      $714
                            2003                       260
                                                      ----
                                                      $974
                                                      ====

NOTE 10: COMMITMENTS AND CONTINGENCIES

a. Operating Leases:

The Company leases certain facilities and equipment under operating lease agreements expiring through 2007. Future minimum lease payments under these non-cancelable leases are as follows (in thousands):

                  2002.......................   $    366
                  2003.......................        382
                  2004.......................        201
                  2005.......................        103
                  2006.......................        107
                  Thereafter.................        100
                                                --------
                                                $  1,259
                                                ========

Rent expenses for 1999, 2000 and 2001 were approximately $0.6 million, $2.3 million and $2.8 million, respectively. The above rent expense includes sub-lease rental income from various of the Company's unused premises totaling approximately $0.7 million in 2001 and none in 1999 and 2000.

b. Royalties:

In 2001, the Company received royalty-bearing grants totaling $0.6 million from the Israeli government, which were recorded as a reduction of research and development expenses. The Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants. The Royalties amount to 3%-5% of the above-mentioned revenues, up to an amount equal to 100% - 150% of the grants received linked to the US dollar and bears interest at an annual rate of LIBOR. We believe that we have no obligation for royalties in 2001, related to the 2001 grants, since we had not started generating revenue from the product developed with such grants, but we may have obligations for royalties in 2002 and future years. The ultimate liability is subject to the review of the Israeli government. As of December 31, 2001 the Company had a contingent liability to pay royalties of approximately $0.6 million.

In previous years, the Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist ("OCS"), amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to an amount equal to 100% - 150% of the grants received linked to the US dollar. The Company received grants from the Government of Israel, through the OCS, for the financing of a portion of its research and development expenditures in Israel. The related funded projects had ultimately failed and the relevant payments were made for the revenues generated from these projects but it will not be obligated to pay future royalties for such projects through 2001 as the Company does not expect any future revenue from these projects. In March 2002, the Company submitted an application for project failure with regard to these projects. Accordingly, the Company decided to write down the $0.4 million accrual it recorded in past years and determined that as of December 31, 2001 there are no contingent liabilities for royalties for these projects. However, The ultimate liability is subject to the review of the Israeli government.

c. Employee Options Withholding Tax

In April 2001, the Israeli Tax Authority ("ITA") demanded withholding tax from the Company on behalf of former employees who exercised options, and immediately confiscated the bank account in Israel and demanded to receive from the Company a bank guarantee. The Company issued a bank guarantee of $650 thousand to the ITA and accrued a reserve for the amount of $300 thousand as of December 31, 2000. The Company's position is that there was no obligation to withhold tax since that at the date of the exercise of the options, the Company did not have an employer-employee relations with those former employees. Consequent to negotiations with the ITA, the ITA cancelled its confiscation of the bank account and the bank guarantee and began demanding the tax from the former employees directly. Accordingly, as of December 31, 2001, the Company does not believe it has any liability and thus the reserve was cancelled.

d. Bank Line of Credit:

Due to the acquisition of Wingra, Inc., the Company assumed a revolving credit arrangement with a financial institution. The credit agreement is collateralized by certain assets of the Company. The provisions of the credit agreement enable the Company to borrow up to $100,000 on a revolving line of credit at annual interest rate of 14.25%. The amount outstanding at December 31, 2001 was approximately $0.1 million.

e. Collateral and Guarantees:

Due to the Acquisition of Wingra, Inc., the Company assumed a revolving line of credit in the amount of $0.1 million, collateralized by a chattel security agreement and the personal guarantee of a shareholder.

f. Class Action Litigation

Following the restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of its officers and a director, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's financial statements. These lawsuits were consolidated into one action in late 2001. Thereafter, the Company filed a Motion to Dismiss, which has been granted, though the plaintiffs have been granted leave to amend the complaint. On April 22, 2002, an amended lawsuit was filed. While the Company and its legal counsel is unable to predict the ultimate outcome of the consolidated claim, the Company believes that it is without merit and intends to continue to vigorously defend itself.

NOTE 11: RESTRUCTURING CHARGES

During 2001, the Company announced that it was implementing strategic initiatives intended to further reduce costs. In connection with the strategic initiatives, and in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", SAB 100 "Restructuring and Impairment Charges" and EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring)", the Company recorded restructuring and other non-recurring charges of approximately $11.2 million . The restructure included curtailing expenses and reducing the number of employees. The cash and non-cash elements of the restructuring charge approximate $2.0 million and $9.2 million, respectively (the non-cash charge represents property, equipment and other write-downs).

The cash charges consisted of $1.0 million in severance pay which was recorded in the statement of operations under operating expenses according to the relevant section and $1.0 million for other exit costs was recorded in the statement of operations as write off of property and equipment.

As  a  result  of  strategic  initiatives,   approximately  118  positions  were
eliminated in the Company.

As of December 31, 2001, there are no accruals recorded in the financial statements.

As a part of the Company's cost containment efforts, it reached settlements agreements with a few of its vendors. Some of the settlement agreements included issuance of shares or warrants while other included only cash payments. The amount written off totaled approximately $0.8 million, which was deducted from the relevant categories of operating expenses, and the Company also recorded approximately $0.1 million compensation expenses regarding the warrants issued (see Note 13 b) and agreed to pay a letter of credit for approximately $1.0 million it granted its landlord.

NOTE 12: INCOME TAXES

Israeli Income Tax:

The Company's production facilities in Israel have been granted "Approved Enterprise" status for three separate investment programs in 1992, 1996 and 2000 by the Israeli Investment Center under the Law for Encouragement of Capital Investments, 1959 ("the Law").

During 2001, the "Approved Enterprise" status for the 1996 investment program was cancelled.

The Company's first program was approved in 1995. The Company's second program (which was later cancelled) received a letter of approval in April 1996 and the Company's third program received a letter of approval in December 2000.

Undistributed Israeli income derived from each of its "Approved Enterprise" programs entitle the Company to a tax-exemption for a period of two years commencing with the first year it will earn taxable income (not commenced yet) and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in the Company). These tax benefits cannot continue beyond the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%. Income that was not derived from "Approved Enterprise" during the benefits period is taxed at the regular rate of 36%. Distribution of cash dividends from income that was not derived from "Approved Enterprise" generally is subject to 25% withholding tax. As currently only a part of the Company's capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate will be the determined by the weighted combination of the various applicable rates.

Distribution of cash dividends from income that was tax exempt due to the "Approved Enterprise" status is subject to corporate tax at the rate that would have been applicable to the income of the Company had the Company not been tax exempt. In addition, these dividends will generally be subject to a 15% withholding tax.

The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

As the Company currently has no taxable income, the benefits have not yet commenced for all programs.

The Company's Board of Directors has determined that such tax exempt income will not be distributed as dividends. The Company is currently viewed as qualifying as an "industrial company" under the Law for the Encouragement of Industry (Taxation), 1969 and as such is entitled to certain tax benefits, mainly accelerated rates of depreciation and the right to deduct public issuance expenses.

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index "CPI". As explained in Note 2 b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

As of December 31, 2001, Israeli net operating loss carry-forwards amounted to $38.0 million. Such net operating loss may be carried forward indefinitely and offset against future taxable income.

U.S. Income Tax:

Commtouch, Inc. is taxed based upon tax laws in the U.S.

As of December 31, 2001, Commtouch, Inc. had a U.S. federal net operating loss carry-forward of approximately $66.6 million. The net operating loss expires in various amounts between the years 2008 and 2022. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Deferred Income Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                               December 31,
                                                           -------------------
                                                             2000       2001
                                                           --------   --------
Deferred tax assets are as follows (in thousands):
U.S. operating loss carry-forwards.......................  $ 12,594   $ 25,020
Reserves and allowances not currently deductible.........     4,144      2,565
                                                           --------   --------
Net deferred tax asset before valuation allowance........    16,738     27,585
Valuation allowance......................................   (16,738)   (27,585)
                                                           --------   --------
Net deferred tax asset...................................  $     --   $     --
                                                           ========   ========

As of December 31, 2001, the Company and its subsidiary have provided a 100% valuation allowance with respect to deferred tax assets resulting from tax loss carry-forwards. The valuation allowance has increased by 10,847 during 2001. Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carry-forwards and other temporary differences will not be realized in the foreseeable future.

Pretax loss:

Pretax losses are as follows (in thousands):

                                            1999        2000        2001
                                          --------    --------    --------
Israel..................................  $ 11,259    $ 23,209    $ 26,951
U.S.....................................     8,592      27,821      33,419
Other...................................        --       3,140         352
                                          --------    --------    --------
                                          $ 19,851    $ 54,170    $ 60,722
                                          ========    ========    ========

NOTE 13: SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the NASDAQ National Market.

a. Shares Issued:

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

On June 1, 2001, the Company entered into an ordinary share purchase agreement with Rideau Ltd. ("Rideau"), a Bahamian limited liability company. According to the agreement the Company issued 315,789 shares to Rideau for a total consideration of approximately $0.3 million. The price per share was determined according to the then trading prices of the Company's shares on the Nasdaq National Market, less a discount of 10% or $0.106 per share.

b. Warrants Issued:

Warrants to Investors. In 1996, the Company issued to certain Series B investors warrants to purchase 13,873 Series B Convertible Preferred shares at an exercise price of $44.04. These warrants were exercised concurrently with the closing of the IPO.

Warrants to Vendors in connection with Settlement Agreements. In furthering the settlement of significant outstanding and future lease obligations to Commtouch Inc's Mountain View facility lessor, Equity Office Properties ("EOP"), as well as Commtouch Inc's equipment vendor, Compaq Financial Services, the Company issued warrants to these companies. The Compaq fully vested warrant was issued in January 2002 and allows for purchase of up to 200,000 ordinary shares at a price of $0.29 per share, and the EOP warrant was issued in December 2001 and allows for purchase of up to 175,000 ordinary shares at a price of $0.26. These warrants expire in December 2006 and January 2007.

The fair value for the EOP  warrant was  estimated  at the date of grant using a
Black-Scholes Option Pricing Model with the following weighted-average assumptions: risk-free interest rates of 4.0%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 1.482 and an expected life of the option of 6 months after the option is vested. Accordingly, the Company recorded approximately $53,000 as compensation expense and included the amount in operating expenses.

Warrants Issued for Services Received and Financing Transactions. Through 1999, the Company granted warrants in connection with a bank line of credit, loans and consulting services received. At December 31, 1999, one warrant for 4,860 ordinary shares with an exercise price of $3.61 per share remained outstanding. This warrant was net exercised into 4,461 shares in January 2000.

In connection with the amounts of the warrants, the Company recorded $0.4 million in 1999 and, none in 2000 and 2001, as compensation expenses that were included in interest expenses.

Warrants Issued to Strategic Partners and Customers. Concurrent with the closing of the IPO, the Company entered into a customary commercial email service agreement with InfoSpace (Formerly, Go2Net), a related party. Under this agreement, the Company provides email services to the end users of InfoSpace's various email properties. In connection with this agreement, the Company issued a warrant expiring in July 2004 to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. As of December 31, 2001, this warrant had not been exercised. At the grant date, the fair value of this warrant was estimated as $5.8 million and was amortized to operating expenses over the minimum term of the contract (twelve months through July 2000).

c. Issuance of Ordinary Shares Against Promissory Notes:

From February 1, 2000 through August 10, 2000 the Company granted certain loans to certain officers and directors to enable them to finance an early exercise of their options into restricted shares. In December 2000, the Company was notified by its legal counsel, that under the new Israeli Companies Law, effective February 1, 2000, the Company was currently prohibited from financing a third party purchase of its shares. Accordingly, the loans to officers and directors were in violation of Israeli corporate law and considered null and void. Upon notification, the Company decided to void the loans and the underlying exercise of options.

During 1999, several employees and officers early exercised 670,180 options granted to them by Commtouch. In consideration for the ordinary shares purchased pursuant to the early exercise of the options, they provided Commtouch with full recourse promissory notes in the original principal amount of approximately $1.0 million. The promissory notes bear interest at 4.83%, with interest payment due at the end of each calendar year, with the principal due on the fourth anniversary of the date of the promissory notes. The shares purchased are subject to a right of repurchase in favor of Commtouch according to the original vesting schedule of the options exercised, generally four years. As of December 31, 2001, approximately 6,308 shares are subject to this right of repurchase.

During 2001, the Company had forgiven a promissory note of $143,000 for one of its employees and demanded the then current value of the shares ($7,266 relating to the 7,500 shares) and the full interest on the original note. Both interest and the adjusted note was repaid in March 2001. The Company accounted for this note in accordance with EITF 00-23 "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44" and EITF 95-16 "Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25". A note for $137,112 was repaid by another employee for 94,560 shares.

d. Employee Stock Purchase Plan:

Commtouch reserved a total of 1,229,156 shares for issuance under the plan. Eligible employees were able to purchase ordinary shares at 85% of the lower of the market value of the Company's Ordinary shares on the first day of the applicable offering period or the last day of the applicable purchase period. The total shares issued under the plan were zero, 80,545 and 136,782 for the years 1999, 2000 and 2001, respectively. This Plan terminated in late 2001.

e.  Repricing

On April 30, 2001 the Company's Board of Directors approved the "repricing" of options previously granted to employees according to the criteria stated below. Accordingly, the Company filed a Tender Offer which expired on September 14, 2001, and Commtouch has accepted for exchange options to purchase 1,273,513 Ordinary Shares. Previously granted options were cancelled and new options were issued with an exercise price equal to the par value of the shares.
In order to enjoy the repricing mechanism, previously granted stock options must have met the following conditions:

o The exercise price of the original  options exceeds $10

o The option is issued but not exercised

The repriced stock options vest over three years with 1/3 vesting on February 15, 2002 and the remaining 2/3 vesting every six months for the following two years. In connection with this repricing, the Company charged approximately $0.3 million as compensation expense in 2001.

During October 2001, the Company decided that 1/3 of the options granted on September 14, 2001 to employees dismissed during October 2001 will not expire upon termination of employment. The Company decided that this portion of the options will vest according to the original grant terms on February 15, 2002 and will be exercisable until August 15, 2002.

The modification of the grant term was accounted for under APB 25 and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," and resulted in no effect.

f. Stock Options:

The Company has reserved 5,219,574 ordinary shares for issuance under employee stock option plans and agreements. As of December 31, 2001, an aggregate of 2,303,885 ordinary shares of the Company are still available for future grant. Options granted under such plans and agreements expire generally after 10 years from the date of grant and terminate upon termination of the optionee's employment or other relationship with the Company. The options generally vest ratably over a 4-year period, though certain repriced stock options offered to employees in a Tender Offer Statement of July 20, 2001, as amended, vest over a three year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the options period become available for future grant.

In 1996, the Company adopted the 1996 CI Stock Option Plan for granting options to its U.S. employees and consultants to purchase ordinary shares of the Company. Until 1999, the Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999 the Company approved the 1999 Section 3(i) Share Option Plan for its Israeli employees and consultants, which was amended in 2001 to include Section 102 applicability (the sections relate to code sections under the Israel tax law).

As a result of the Wingra acquisition, the Company assumed stock options granted to employees under Wingra's stock option plan. At the date of acquisition these stock options were immediately converted into approximately 168,000 fully vested stock options convertible into Commtouch Ordinary Shares.

A summary of the Company's share option activity under the plans is as follows:

                                                                                                    Weighted Average
                                                      Number of Shares                               Exercise Price
                                        --------------------------------------------      ---------------------------------------
                                            1999            2000             2001            1999          2000          2001
                                        ----------       ----------       ----------      -----------   -----------   -----------
Outstanding at beginning of period         849,520        1,383,110        2,650,455      $      1.20   $      9.62   $     19.91
 Granted .........................       1,342,670        2,046,520        3,009,388*           10.13         24.10          0.2
 Exercised .......................        (740,040)        (359,839)        (119,268)            1.42          2.66          0.39
 Canceled ........................         (69,040)        (419,336)      (2,624,886)            4.49         21.77         19.68
                                         ---------        ---------        ---------      -----------   -----------   -----------
Outstanding at end of period .....       1,383,110        2,650,455        2,915,689      $      9.62   $     19.91   $      0.46
                                         =========        =========        =========      ===========   ===========   ===========
Exercisable at end of period .....         381,315          526,986          281,830      $      3.50   $      8.61   $      2.70
                                         =========        =========        =========      ===========   ===========   ===========

* - Includes 1,273,513 options repriced to par value during 2001.

                                                               For exercise prices on the date of grant that:
                                                               ----------------------------------------------

                                                             Equals market price                  Are less than market price
                                                   ---------------------------------------   -----------------------------------
                                                            Year ended December 31,                 Year ended December 31,
                                                       1999          2000          2001          1999      2000          2001
                                                   -----------   -----------   -----------   -----------   ------    -----------
Weighted average exercise prices ............      $     15.75   $     24.10   $      0.27   $      3.65   $--       $      0.01
Weighted average fair values on date of grant      $     11.98   $     20.20   $      0.10   $     14.80   $--       $      0.44

The options outstanding as of December 31, 2001, have been separated into ranges of exercise price, as follows:

                                                 Weighted
                            Options               Average                                 Options           Weighted Average
                       Outstanding as of         Remaining            Weighted        Exercisable as of         Price of
                          December 31,       Contractual Life     Average Exercise       December 31,          Exercisable
   Exercise Price             2001                (years)               Price                2001                Options
 -----------------     -----------------     ----------------     ----------------    -----------------     ----------------
 $0.01                       1,429,317               9.62             $     0.10              1,291            $       0.01
 $0.20-$1.47                 1,349,773               8.41             $     0.52            216,818            $       1.26
 $2.25-$6.88                   120,100               8.89             $     4.90             50,769            $       3.50
 $14.19-$17.75                   5,928               8.37             $    16.55              3,340            $      17.13
 $21.13-$35.56                  10,571               8.24             $    26.41              9,612            $      25.95
                             ---------               ----             ----------            -------            ------------
 $ 0.01-$35.56               2,915,689               9.26             $     0.46            281,830            $       2.70
                             =========               ====             ==========            =======            ============

Under SFAS 123, pro forma  information  regarding net income (loss) and earnings
(loss) per share is required and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1999, 2000 and 2001: risk-free interest rates of 5.5% for 1999, 5.5% for 2000, and 4.0% for 2001, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 0.5 - 0.56 for 1999, 1.348 for 2000, and 1.482 for 2001 and an expected life of the option of 6 months after the option is vested for 1999, 2000 and 2001.

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

Pro forma information under SFAS 123 are as follows (in thousands except per share amounts):

                                                      1999        2000        2001
                                                   ---------   ---------   ---------
Net loss as reported.............................. $ (19,851)  $ (54,225)  $ (61,007)
                                                   =========   =========   =========
Pro forma net loss................................ $ (20,224)  $ (68,309)  $ (65,734)
                                                   =========   =========   =========
Pro forma basic and diluted net loss per share     $   (2.70)  $   (4.42)  $   (3.83)
                                                   =========   =========   =========

The Company recorded deferred compensation representing the difference between the exercise price and the deemed fair value of the Company's ordinary shares at the date of grant. Such amount is being amortized using the sum-of-digits method over the vesting period of the options, generally four years.

Deferred compensation is as follows (in thousands):
Balance as of January 1, 2001.....................................    $  2,729
Deferred compensation related to options issued to employees......       1,028
Less amounts reduced for terminated employees.....................        (725)
Less amortization of deferred compensation........................      (2,204)
                                                                      --------
Balance as of December 31, 2001...................................    $    828
                                                                      ========

g. Non-Employee Directors Stock Option Plan:

The Company adopted the 1999 Non-Employee Directors Stock Option Plan. The original allotment of shares was in the amount of 180,000 ordinary shares, with an additional allotment in 2000 bringing the plan's total allotment to 500,000 shares and a further allotment in 2001 bringing the plan's total to 750,000 ordinary shares. During 1999, each individual who first joined the Board of Directors as a non-employee director on or after the effective date of the initial public offering received an option grant for 10,000 shares. Subsequent to July 2000, individuals who joined the board received an initial grant of 30,000 options. Directors who are reelected at the annual meeting of shareholders are generally entitled to additional grants of 10,000 shares, though those directors reelected at the August 22, 2001 annual meeting of shareholders were entitled to a grant of 33,750 and those directors in office immediately after the extraordinary general meeting of shareholders on February 25, 2002 were granted a one-time option grant of 150,000 ordinary shares. In addition a senior board member received a grant of 221,250 ordinary shares. Each option granted under the Non-Employee Directors Plan originally was to have become exercisable with respect to one-fourth of the number of shares covered by such option three months after the date of grant and with respect to one-third of the remaining shares subject to the option every three months thereafter; however, this changed pursuant to an amendment to the plan approved by shareholders at the August 10, 2000 annual meeting of shareholders, such that options become exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. However, certain options outstanding and unexercised at the time of the effective date of the Tender Offer Statement of July 20, 2001, as amended, were repriced in accordance with the terms of the Tender Offer Statement, as amended. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.

During 2001, the Company granted 623,750 options to non-employee directors at a weighted average exercise price of $0.20 per share. As of December 31, 2001, 66,013 options were exercisable and 563,894 were outstanding.

NOTE 14: GEOGRAPHIC INFORMATION

The Company  conducts its business on the basis of one  reportable  segment (see
Note 1 for brief description of the Company's business). The Company has adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information".

Revenues from external customers (in thousands):

                                                       Revenues
                                              ---------------------------
                                                1999     2000      2001
                                              -------  --------  --------
          Israel............................  $   369  $    196  $    451
          U.S.A.............................    3,056    11,047     7,536
          Europe............................      344     1,927     2,500
          Japan.............................      250     1,295       656
          Latin America.....................       38     4,085     2,910
          Other.............................      194       565     1,265
                                              -------  --------  --------
                                              $ 4,251  $ 19,115  $ 15,318
                                              =======  ========  ========

The Company's long-lived assets as follows (in thousands):

                                                   2000        2001
                                                --------     -------
          Israel.............................   $ 18,911     $ 2,953
          U.S.A..............................     18,016       1,773
          Other..............................        545         426
                                                --------     -------
                                                $ 37,472     $5,152
                                                ========     =======

NOTE 15: SUBSEQUENT EVENTS (UNAUDITED)

a. Sale of Wingra

Commtouch sold off its migration service business, Wingra, Inc. to Wingra's current senior management at the end of February 2002. The terms include mutual release of all liabilities, obligations and rights of the parties to the agreement. This sale reduced the Company's net liabilities by approximately $0.7 million.

b.  Private Placement

On February 17, 2002, Commtouch signed a private placement agreement according to which it will issue approximately 4.4 million ordinary shares to private investors for approximately $1.3 million; one-third of the shares are being purchased by Commtouch's founders, who are currently Commtouch directors and/or executive officers. The purchasers in the private placement will also receive five-year warrants to purchase up to an additional 2.66 million ordinary shares (approximately). The exercise price for one-third of the warrants will be $0.37 per share, the exercise rice for an additional one-third of the warrants will be $1.00 per share and the exercise price for the final one-third of the warrants will be $2.00 per share. The funds were received on April 15, 2002.

c. Sale of Hosted Exchange

In January 2002, Commtouch sold its Hosted Exchange business unit to Telecomputing, Inc. Terms of the transaction include the transference of the Company's customer base and certain equipment to Telecomputing, in exchange for certain cash payments and royalties. Furthermore, the Company assigned equipment leases to Telecomputing, thereby eliminating the Company's obligation to make lease payments thereunder. In consideration for the transaction, the Company is entitled to receive royalty payment of 20% from sales in 2002 , additional royalty payment of 20% from sales performed in 2002 to potential customers and royalties of 10% from sales in 2002 and 2003 to customers referred to be the Company. No material loss or gain resulted from the transaction.

d. Strategic Agreement with MailCentro

Within the framework of an agreement with MailCentro Inc. ("MC"), MC (a wholly owned subsidiary of CP Software Group, Inc.) assumed all aspects of servicing most of the Company's consumer customers, including its free email service known as Zap Zone service. According to the agreement entered into with MC, the Company transferred customers to MC and is expected to realize royalties on payments made by these former customers to MC (primarily in 2002). Additionally, certain Commtouch trademarks, domain names, software licenses and equipment were sold to MC.
In consideration for the transaction, the Company is entitled to receive royalty payment from sales at a rate of 70% in Q1 , 50% from sales in Q2 and Q3, and 25% of sales in Q4 of year 2002.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMMTOUCH SOFTWARE LTD.

                                            By: /s/ Devyani Patel
                                            ------------------------------------
                                            Devyani Patel
                                            V.P. Finance
April 26, 2002

                             COMMTOUCH SOFTWARE LTD.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                            U.S. Dollars in thousands

                                                         Balance at
                                                            the          Charged to                    Balance at
                                                        beginning of      cost and                     end of the
                                                         the period       expenses      Deductions       period
                                                        ------------     ----------     ----------     ----------
  Year ended December 31, 1999:
    Bad debt........................................      $   --         $   405         $    --         $ 405
                                                          ======         =======         =======         =====
  Year ended December 31, 2000:
    Bad debt........................................      $  405         $ 1,990         $(1,533)        $ 862
                                                          ======         =======         =======         =====
  Year ended December 31, 2001:
    Bad debt........................................      $  862         $   259         $  (551)        $ 570
                                                          ======         =======         =======         =====

Item 19. Exhibits

  Exhibit
   Number                         Description of Document
   ------                         -----------------------

     1.1      Memorandum of Association of the Registrant.(1)

     1.2      Articles of Association of the Registrant.(6)

     2.1      Specimen Certificate of Ordinary Shares.(1)

     2.2 Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)

     2.2.1 Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of December 29, 1999.(4)

     2.2.2 Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of March 10, 2000.(5)

     2.3 Form of Tag-Along Rights (Right of First Refusal and Co-Sale) Agreement dated as of December 23, 1998.(1)

     2.4      Form of Drag-Along Letter dated as of April 15, 1999.(1)

     2.5 Ordinary Shares Purchase Agreement between Commtouch Software Ltd. And Torneaux Fund Ltd., dated January 23, 2001.(9)

     2.6 Amended and Restated Merger and Exchange Agreement dated November 24, 2000 among Commtouch Software Ltd., Commtouch Inc., CW Acquisition Corporation, Wingra, Incorporated, the holder of certain of the outstanding capital stock of Wingra, Incorporated, and the holders of all the outstanding membership interests in Wingra Technologies, LLC other than that owned by Wingra, Incorporated.(10)

     2.7 Registrant hereby agrees to furnish the Securities and Exchange Commission, upon request, with the instruments defining the rights of holders of long-term debt of the registrant with respect to which the total amount of securities authorized does not exceed 10% of the total assets of the Registrant.

     2.8 Ordinary Shares and Warrants Purchase Agreement dated as of February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A Thereto

     4.1 Registrant's 1996 CSI Stock Option Plan and forms of agreements thereunder.(1)

     4.2      Registrant's   form  of  Stock   Option   Agreement   for  Israeli
              Employees.(1)

     4.3      Registrant's   1999  Stock  Option  Plan  and  form  of  agreement
              thereunder.(1)

     4.4      Commtouch  Software Ltd. 1999  Nonemployee  Directors Stock Option
              Plan.(1)

     4.4.1 Amendment to Commtouch Software Ltd. 1999 Nonemployee Directors Stock Option Plan.(7)

     4.5 Commtouch Software Ltd. 1999 Employee Stock Purchase Plan and forms thereunder.(1)

     4.6      Sublease  between  ASCII  of  America,   Inc.  and  Commtouch  for
              Commtouch's offices in Santa Clara, California, dated December 16, 1998.(1)

     4.7 Lease between DeAnza Building and Commtouch for Commtouch's offices in Sunnyvale, California, dated February 5, 1996, as amended.(1)

     4.8 Form of Letter Agreement between the Registrant and U.S. Bancorp Piper Jaffray.(2)

     4.9 Form of Customized Web-based Email Service Agreement by and between Go2Net, Inc. and the Registrant.(3)

     4.9.1 Form of Share Warrant for Go2Net, Inc. to purchase ordinary shares of the Registrant.(3)

     4.9.2 Form of Share Warrant for Microsoft Corporation to purchase ordinary shares of the Registrant dated October 26, 1999.(4)

     4.9.3    Amendment  dated  December  29, 1999 to Form of Share  Warrant for
              Microsoft   Corporation  to  purchase   ordinary   shares  of  the
              Registrant.(4)

     4.9.4 Lockup Agreement between the Registrant and Microsoft Corporation dated December 29, 1999.(4)

     4.10 Form of Share Purchase Agreement by and among the Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

     4.10.1 Form of Registration Rights Agreement by and among the Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

     4.10.2 Form of Letter Agreement between the Registrant and Selling. Securityholders extending deadline for SEC registration.(4)

     4.11     Commtouch Software Ltd. 1999 Section 3(I) Share Option Plan.(8)

     4.12 Office Lease between EOP-Shoreline Technology Park, L.L.C. and Commtouch Software, Inc. dated October 28, 1999.(11)

     4.13     Wingra Technologies, LLC 1998 Unit Option Plan (13)

     4.14 Stock Purchase Agreement between Commtouch Software Ltd. and Rideau Ltd., dated June 1, 2001 (12)

     4.15     Form of Wingra Technologies, LLC Investor Option Agreement (14)

     4.16     Form of Wingra Technologies, LLC Investor Warrant Agreement (15)

     4.17 Stock Purchase Agreement between Commtouch Software Ltd. and Hughes Holdings LLC., dated June 5, 2001 (16)

     4.18 Agreement of Commercial Lease between Am-Ram Pituah Drom Netanya (South Netanya Development) Ltd. as Lessor and Comtouch Software Ltd. as Lessee dated June 3, 2000 for premises in Netanya, Israel.(17)

     4.19 Conditional Lease Termination Agreement between EOP-Shoreline Technology Park, L.L.C. and Commtouch Inc. dated December 21, 2001

     4.20 Settlement between Compaq Financial Services Corporation and Commtouch Inc. and Commtouch Software Ltd. dated December 21, 2001

     4.21 Settlement and Termination of Services Agreement between Exodus Communications, Inc. and Commtouch Inc. dated January 10, 2002

     4.22 Amended and Restated 1996 CSI Stock Option Plans and form of agreement thereunder (18)

     4.23 Amended and Restated 1999 Section 3(i) Share Option Plan and form of option agreement thereunder (19)

     4.24 Amended 1999 Non-Employee Directors Stock Option Plan and form of agreement thereunder (20)

     4.25 Agreement of Merger between CP Software Group Inc., Commtouch Software Ltd, MailCentro, Inc. and CPSGNEWCO, Inc. dated November 16, 2001

     4.26 Business Unit Purchase Agreement by and between Telecomputing, Inc. and Commtouch Inc. dated January 15, 2002

     4.27 Sale and Purchase Agreement by and between Commtouch Software Ltd., Commtouch Inc., Wingra, Incorporated, Wingra Technologies, L.L.C., Jan Eddy and Steven Entine dated February 25, 2002

     8        Subsidiaries of the Company.

     10.1     Consent of Kost, Forer & Gabbay, independent auditors.

     10.2 Memorandum of Understanding between the Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated, dated July 7, 1999.(2)

-------------------------
(1) Incorporated by reference to similarly numbered exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.
(2) Incorporated by reference to similarly numbered exhibit in Amendment No. 4 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.
(3) Incorporated by reference to similarly numbered exhibit in Amendment No. 5 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.
(4) Incorporated by reference to similarly numbered exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773.
(5) Incorporated by reference to similarly numbered exhibit in Amendment No. 2 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773, filed March 28, 2000.
(6) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of August 2000.
(7) Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of August 2000.
(8) Incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-8 No. 333-94995.
(9) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of January 2001.
(10) Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of January 2001.
(11) Incorporated by reference to Exhibit 1 to Report on Form 6-K for the month of January 2001.
(12) Incorporated by reference to Exhibit 1 to Report on Form 6-K for the month of May 2001, filed June 1, 2001.
(13) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of May 2001, filed June 1, 2001.
(14) Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of May 2001, filed June 1, 2001.
(15) Incorporated by reference to Exhibit 4 to Report on Form 6-K for the month of May 2001, filed June 1, 2001.
(16) Incorporated by reference to Exhibit 4 to Report on Form 6-K for the month of May 2001, filed June 12, 2001.
(17) Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2000.
(18) Incorporated by reference to Exhibit 4 to Schedule TO, filed July 20, 2001.
(19) Incorporated by reference to Exhibit 5 to Schedule TO, filed July 20, 2001.
(20) Incorporated by reference to Exhibit 6 to Schedule TO, filed July 20, 2001.