Form 20-F/A
period 2001-12-31
COMMTOUCH SOFTWARE LTD
filed 2002-04-29
CIK 1084577

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F/A
                                   Amendment No. 1


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

                                    PART III


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

     10.1     Consent of Kost, Forer & Gabbay, independent auditors.*

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

_____________________________________________
* Filed herewith.  All other exhibits previously filed.

Exhibit 10.1

Consent of Kost, Forer & Gabbay, independent auditors.