Form 20-F
period 2002-12-31
COMMTOUCH SOFTWARE LTD
filed 2003-07-15
CIK 1084577

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 For the fiscal year ended December 31, 2002

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

      1A Hazoran Street Poleg Industrial Park, P.O. Box 8511 Netanya 42504,
                            Israel 011-972-9-863-6888
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

                  Ordinary Shares, par value NIS 0.05 per share
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                      None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2002).

    Ordinary Shares, par value NIS 0.05              22,219,696

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

                                     PART I

Recent Development: Transition to Anti-Spam Business

During 2002, concurrent with the divestiture of the Company's outsourced email businesses in transactions with MailCentro Inc. and Telecomputing, Inc. (see discussion under "Item 5. Operating and Financial Review and Prospects" below), and the sale of the Company's subsidiary Wingra, Inc., the Company began marketing to service providers its "Commtouch Messaging Platform" ("CMP"), which had been in development by the Company prior to that time. Following a concerted effort to penetrate the email server market and a determination that the continuing unfavorable economic conditions would hamper potential sales of CMP, and given the Company's inherent knowledge of anti-spam solutions based on its many years as an ASP in the outsourced email market and the growing worldwide attention that has been directed to the problem of spam, the Company transitioned its focus to the anti-spam market in mid-2002. While no uniform definition of spam exists, the Company generally defines "spam" as the sending of unsolicited bulk email for commercial and non-commercial purposes.

During the latter half of 2002, the Company directed all of its research and development resources into completing the development of its anti-spam solution for the enterprise market. In early 2003, the Company completed the first version of its anti-spam solution known as ASAP!(TM) (Anti-Spam Adaptive Protection), which offers real-time enterprise protection against spam based on a patent-pending technology. ASAP!, which integrates with the Microsoft(R) Exchange Server, adapts its detection capabilities to recognize and counter spam attacks as they are launched over the Internet to pre-emptively block spam. This adaptability feature is derived from ASAP!'s architecture, which combines an Enterprise Gateway application (i.e. software) with a remote Service Center to deliver to customers the benefits of in-house installation and outsourced service in a single solution.

The Service Center enables Commtouch to analyze daily the characteristics of millions of email messages, so that a spam attack can be identified and a detection 'signature' created and communicated to the Enterprise Gateway before the attack can reach the corporate customer. The Enterprise Gateway provides the customer's IT managers with the ability to customize ASAP!'s detection parameters to the needs of the organization and its employees.

The Company is marketing and selling ASAP! through a reseller (channel) program, and as of June 9, 2003, the Company has contracted with 25 resellers. The Company's current market focus is on enterprise customers located in North America. The Company anticipates that it will begin commercially shipping ASAP! by mid to late June 2003.

In or about the period that the Company transitioned to the anti-spam business, it entered into two strategic agreements with AxcessNet Ltd., under which the Company is receiving consulting and fundraising services from AxcessNet (see discussion under "Item 10. Additional Information - Material Contracts" below).

As the Company shifted its focus to the anti-spam market during 2002, it continued to receive royalty payments from MailCentro and Telecomputing. However, it is noted that these royalty payments will not recur to any significant extent during 2003 and thereafter. Furthermore, revenues in 2002 from the few customers previously retained by the Company in connection with its prior email business are currently insignificant, as most of the related agreements have terminated.

Item 1. Identity of Directors, Senior Management and Advisers.

    Not applicable.

Item 2. Offer Statistics and Expected Timetable.

    Not Applicable

Item 3. Key Information.

Unless otherwise indicated, all references in this document to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Ltd. or its wholly-owned subsidiaries, Commtouch Inc. and Commtouch (UK) Ltd and, as relating to consolidated financial information contained herein former wholly-owned subsidiaries Commtouch Latin America Inc. and Wingra, Inc., which were dissolved and sold respectively during 2002, and former majority-owned subsidiary, Commtouch K.K. (Japan) (during 2002 Commtouch divested itself of its majority holdings and retained an equity interest in this company, which is now known as Imetrix).

The selected consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

                                                                          Year Ended December 31,
                                                             ---------------------------------------------------
                                                               1998      1999       2000*      2001*     2002
                                                             -------   --------   --------   --------   --------
                                                                  (USD in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
   Email services .........................................  $   389   $  4,251   $ 17,771   $ 13,318   $  3,238
   Software licenses, maintenance and services ............     --         --        1,000        270        200
                                                             -------   --------   --------   --------   --------
     Total revenues .......................................      389      4,251     18,771     13,588      3,438

   Cost of revenues:
   Email services .........................................      569      3,643     11,800     13,962      1,675
   Software licenses, maintenance and services ............     --         --         --         --         --
                                                             -------   --------   --------   --------   --------
     Total cost of revenues ...............................      569      3,643     11,800     13,962      1,675
                                                             -------   --------   --------   --------   --------
   Gross profit (loss) ....................................     (180)       608      6,971       (374)     1,763
                                                             -------   --------   --------   --------   --------
 Operating expenses:
   Research and development, net ..........................    1,149      2,942     10,244      5,884      2,246
   Sales and marketing ....................................    2,001      7,722     26,534     12,894      1,176
   General and administrative .............................      604      4,328     13,455     10,337      2,588
   Amortization of prepaid marketing expenses .............     --        3,263      4,508       --         --
   Write-off of  property and equipment and other
       ....................................................     --         --         --       10,166        750
   Amortization of stock-based employee deferred
     compensation .........................................       91      3,436      3,050      2,204        551
                                                             -------   --------   --------   --------   --------
     Total operating expenses .............................    3,845     21,691     57,791     41,485      7,311
                                                             -------   --------   --------   --------   --------
 Operating loss ...........................................   (4,025)   (21,083)   (50,820)   (41,859)    (5,548)
 Interest and other income (expenses), net ................     (326)     1,232      2,886        583        (60)
 Equity in losses of affiliate ............................     --         --         --         --          (56)
 Write-off of impaired long-term investments ..............     --         --       (5,000)    (2,000)      --
 Minority interest ........................................     --         --           55        285         74
                                                             -------   --------   --------   --------   --------
Loss from continuing operations ...........................   (4,351)   (19,851)   (52,879)   (42,991)  $ (5,590)

 Gain on disposal of Wingra ...............................     --         --         --         --        1,014
 Discontinued operations - Wingra .........................     --         --       (1,346)   (18,016)      (335)
                                                             -------   --------   --------   --------   --------

 Income (Loss) from sale of discontinued operations .......     --         --       (1,346)   (18,016)       679
                                                             -------   --------   --------   --------   --------
Net Loss ..................................................  $(4,351)  $(19,851)  $(54,225)  $(61,007)  $ (4,911)
 Basic and diluted net loss per share
   Loss from continuing operations ........................  $ (3.00)  $  (2.65)  $  (3.42)  $  (2.51)  $  (0.27)
   Income (Loss) from sale of discontinued operations .....     --         --        (0.09)     (1.05)  $   0.03
                                                             -------   --------   --------   --------   --------
 Net loss .................................................  $ (3.00)  $  (2.65)  $  (3.51)  $  (3.56)  $  (0.24)
                                                             -------   --------   --------   --------   --------
 Weighted average number of shares used in
 Computing basic and diluted net loss per share ...........    1,450      7,487     15,462     17,152     20,854
                                                             -------   --------   --------   --------   --------

                                                 December 31,
                                  ---------------------------------------------
                                    1998      1999      2000     2001      2002
                                  -------   --------  -------  -------   ------
                                                 (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents .....  $   834   $ 65,996  $20,831  $ 2,248   $1,388
 Marketable securities .........     --       18,050    8,607     --       --
 Working capital (deficit) .....   (1,440)    88,053   23,768     (607)     549
 Total assets ..................    2,366    100,336   77,280    9,545    2,984
 Long-term liabilities .........      530        497    1,825      940      413
 Shareholders' equity (deficit)      (815)    95,312   61,728    4,059    1,437

* - Reclassified to conform to the current years classification mainly due to divestiture of Wingra.

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

Business Risks

If the market does not respond favorably to our new anti-spam solutions, we will fail to generate revenues.

Our success will depend on the acceptance and use of our anti-spam solutions by enterprise customers. We cannot estimate the size or growth rate of the potential market for our anti-spam offerings. If the market for anti-spam solutions fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our solutions may not achieve broad market acceptance. Since we have only recently released our new anti-spam solution for general distribution, we do not have experience to evaluate whether it will achieve broad market acceptance. Also, because a preponderance of our future revenue will be derived directly or indirectly from our anti-spam solutions, if that market does not grow, our business will likely fail.

Dependence upon resellers and product concentration

The Company expects that it will continue to be dependent upon resellers for a significant portion of its revenues. If anticipated orders from these resellers fail to materialize, the Company's business, operating results and financial condition will be materially adversely affected.

The Company expects to derive the vast majority of its revenues in the foreseeable future from sales of its anti-spam solutions. See "Item 5 -- "Operating and Financial Review and Prospects" and "Item 4 - Information on the Company."

Our future revenues are unpredictable and our quarterly operating results may fluctuate which could adversely affect the value of your investment.

Because we have a limited history with our new anti-spam solutions and because of the emerging nature of the markets in which we compete, our revenue is unpredictable. Our current and future expense levels are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.

A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results and/or cause our share price to decline. Other factors which may cause such fluctuations include:

     o Our ability to successfully develop and market our anti-spam solutions to new markets;

     o   The market acceptance of our new anti-spam solutions

     o The size, timing and fulfillment of orders for our new anti-spam solutions;

     o Our ability to expand our workforce with qualified personnel, as may be needed;

     o Unanticipated bugs or other problems arising in providing our new anti-spam solutions to enterprise customers;

     o The success of our resellers sales efforts to potential enterprise customers;

     o The solvency of our resellers and their ability to allocate sufficient resources towards the marketing of our new anti-spam solutions to their potential enterprise customers;

     o The rate of adoption of anti-spam solutions by enterprise customers in the current economic environment;

     o   The threat of de-listing by the NASDAQ;

     o The receipt or payment of irregular or nonrecurring revenues or expenses;

     o Our ability to successfully develop and market new, modified and/or upgraded solutions, as may be needed;

     o   The substantial decrease in information technology spending in general;

     o   Pricing of our solutions;

     o   Our ability to timely collect fees owed by resellers/customers; and

     o   Effectiveness  of  our  customer  support,   whether  provided  by  our
         resellers or directly by Commtouch.

Because of differing operational factors and the material changes to our business model, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations. Because we are going to market with new solutions and have not had anti-spam solution sales during 2002, it is difficult to evaluate our business and prospects.

We commenced operations in 1991, but we are only beginning to try to sell our new anti-spam solutions after having ceased our efforts to sell our software messaging solution during 2002 and, prior to that time, having provided outsourced Web-based email services from 1998 through 2001 (which itself was a change from our initial focus on the sale, maintenance and servicing of stand-alone email client software products for mainframe and personal computers). In mid-2002, we began focusing exclusively on completing development of and selling our new anti-spam solutions. This change required us to once again adjust our business processes and to readjust the workforce at Commtouch (predominantly, the sales force). Therefore, we have no operating history as a provider of our new anti-spam solutions upon which you may be able to evaluate our business and prospects. It is too early to judge whether this business will succeed.

We have many established competitors who are offering a multitude of solutions to the spam problem

The market for anti-spam solutions is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, low operating margins and the realization of little or no market share, any of which could cause our business to suffer.

In the market for anti-spam solutions, there are a large number of providers offering "content filtering" solutions (solutions focusing solely on the content of potential spam email). Other providers that offer forms of software (gateway) and/or service based solutions and which may be viewed as direct competitors to Commtouch include Brightmail(R) and Postini(R). There is a great likelihood that, as the market for anti-spam solutions further develops and given the difficult technological hurdles in attempting to create an effective solution, established Internet security players will enter the market, who may be able to leverage their market position and resources to capture a portion of the anti-spam market.

As this market continues to develop, a number of companies with greater resources than ours could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Competitors could introduce products with superior features, scalability and functionality at lower prices than our products and could also bundle existing or new products with other more established products that discourage users from purchasing our products. In addition, because there are relatively low barriers to entry for the software market, we expect additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm our business.

Also, there are companies that develop and maintain in-house anti-spam solutions, such as Microsoft(R)and Yahoo(R). These and other companies could potentially leverage their existing capabilities and relationships to enter the anti-spam industry.(R)Brightmail, Postini, Microsoft and Yahoo are trademarks of Brightmail, Inc., Postini, Inc., Microsoft Corporation and Yahoo! Inc. respectively.

Our market's level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our offerings, we may encounter increased competition in the development and distribution of these solutions. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, technical, sales, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. Some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute. New technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against current and future competitors.

Our ability to increase our revenues will depend on our ability to successfully execute our sales and marketing plan.

The complexity of the underlying technological base of our anti-spam solutions and the current landscape of the anti-spam market require highly trained sales and marketing personnel to educate prospective resellers and customers regarding the use and benefits of our solutions. We have limited experience in selling anti-spam solutions to enterprise customers. It will take time for our current and future employees and resellers to learn how to market our solutions. Additionally, we are unable to predict the possibility of success selling newly introduced solutions for which we have no marketing experience and are relying on these solutions to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against bigger and more experienced sales and marketing organizations of our competitors.

We have a history of losses and may never achieve profitability.

We incurred net losses of approximately $54.2 million in 2000, $61.0 in 2001, $4.9 million in 2002 and a net loss of $1.14 million for the first quarter of 2003. As of December 31, 2002 and March 31, 2003, we had an accumulated deficit of approximately $151.7 million and approximately $152.8 million, respectively. We have not achieved profitability in any period, and we might continue to incur net losses in the future. If we do not achieve profitability, our share price may decline further.

Possible need for additional funds

The Company remains very thinly capitalized. As such, we might become dependent upon raising additional funds to finance our business. Our cash balance at December 31, 2002 and March 31, 2003 was approximately $1.4 million and approximately $1.1 million, respectively. If we are unable to raise additional funds, the Company could fail. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us.

If needed, our inability to obtain adequate capital would limit our ability to continue our operations. Any such additional funding may result in significant dilution to existing stockholders.

As discussed below under "Item 10. Additional Information. ISRAELI TAXATION AND INVESTMENT PROGRAMS--Law for the Encouragement of Industrial Research and Development, 1984," in the past we have received funds for the development of our business from the OCS. However, under our Convertible Loan Agreement, we have agreed to limit our total funding received or receivable from the OCS to a maximum in the aggregate of $1,500,000 during the term of the loan. Grants received from the OCS through 2002 that the Company potentially will be obligated to repay totaled $800,000 approximately, and the Company has been informed that the OCS has approved an additional grant of approximately $480,000 in 2003.

Risk of Litigation

Legal proceedings can be expensive, lengthy and disruptive to normal business operations, regardless of their merit. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on the Company's business, results of operations or financial condition.

Indemnification of Directors and Officers

The Company has agreements with its directors, subject to Israeli law (Item 5 - "Operating and Financial Review and Prospects"), that provide for the Company to indemnify these directors for (a) any monetary obligation imposed upon them for the benefit of a third party by a judgment, including a settlement agreed to in writing by the Company, or an arbitration decision certified by the court, as a result of an act or omission of such person in his capacity as a director of the Company, and (b) reasonable litigation expenses, including legal fees, incurred by such a director for which he/she is obligated to pay by a court order, in a proceeding brought against him/her by or on behalf of the Company or by others, or in connection with a criminal proceeding in which he/she was acquitted, in each case relating to acts or omissions of such person in his/her capacity as a director of the Company.

Risk due to economic conditions

Should economic conditions fail to improve, our ability to sell our new anti-spam solutions could be negatively impacted. Furthermore, even if we are successful in selling our solutions, our ability to collect outstanding receivables may be significantly impacted by liquidity issues of our resellers' customers and/or our resellers themselves, which may negatively affect our ability to recognize future revenue based on sales. As a result, we may experience shortfalls in our future revenues.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to further decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. The loss of our software developers may also adversely affect our anti-spam solutions, therefore causing our operating results to suffer and the value of your investment to decline. We do not have employment agreements inclusive of set periods of employment with any of these key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

Our low head-count of 32 employees (as of May 2003) continues to strain our operational resources, and although the Company added additional sales personnel in the early months of 2003, the lack of sufficient personnel may compromise our ability to enhance revenues.

Our business and operating results could suffer if we do not successfully address the risks inherent in doing business overseas.

At December 31, 2002, we had sales offices in Israel and the United States. Depending on the success of our marketing efforts in North America, we may pursue the marketing of our anti-spam solutions in international markets by utilizing appropriate distributorship channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

     o   differing technology standards;

     o inability of distribution channels to successfully market our anti-spam solutions;

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

Any  of  these  factors  could  adversely   affect  the  Company's   prospective
international sales and, consequently, business and operating results.

Terrorist attacks such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001 and other attacks or acts of war may adversely affect the markets on which our ordinary shares trade, our financial condition and our results of operations.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks caused major instability in the U.S. and other financial markets. There could be further acts of terrorism in the United States or elsewhere that could have a similar impact. Leaders of the U.S. government have announced their intention to actively pursue and take military and other action against those behind the September 11, 2001 attacks and to initiate broader action against national and global terrorism. In this regard, the U.S. recently led a coalition of forces in attacks on Afghanistan and Iraq. The worldwide ramifications of such attacks are unknown at this time. Armed hostilities or further acts of terrorism would cause further instability in financial markets and could directly impact our financial condition and our results of operations.

Technology Risks

We might not have the resources or skills required to adapt to the changing technological requirements and shifting preferences of our customers and their users.

The spam and anti-spam industry is characterized by difficult technological challenges, sophisticated "spammers" and constantly evolving spam practices and targets that could render our anti-spam solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing anti-spam solutions and to develop new solutions, functions and technology that address the potential needs of prospective customers and their users. The development of proprietary technology and necessary enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt to customer or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition, and may not be able to do so. See "Item 4 - Information on the Company."

Our software may be adversely affected by defects, which could cause our customers or end users to stop using our solutions.

Our anti-spam solutions are based in part upon new and complex software. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current solutions or enhancements until after they are delivered.

Although we have not experienced any material software defects to date in our anti-spam solutions offering, it is possible that, despite testing by us, defects may exist in the software we license. These defects could cause interruptions in our anti-spam solutions for customers that could damage our reputation, create legal risks, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer.

Investment Risks

We may need additional capital.

We have invested heavily in technology development. We expect to continue to spend financial and other resources on developing and introducing new offerings and maintaining our corporate organizations and strategic relationships. We also expect to invest resources in research and development projects to develop enhanced anti-spam solutions for enterprises and, possibly, other target markets.

Based on the cash balance at March 31, 2003, current projections of revenues, related expenses, the ability to further curtail certain discretionary expenses and completion of the convertible loan transaction (as discussed above under paragraph a of this Item 3 and below under Item 5, "Operating and Financial Review and Prospects - Liquidity and Capital Resources"), the Company believes it has sufficient cash to continue operations for at least the next twelve months.

We are subject to a class action lawsuit which may have a material adverse effect on us.

Following our restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of our officers and a director, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's financial statements. These lawsuits were consolidated into one action in late 2001. Thereafter, the Company filed a Motion to Dismiss, which was granted. The plaintiffs then filed a second amended and consolidated complaint, and our second motion to dismiss was only partially accepted, with the end result being that the plaintiffs filed a third amended and consolidated complaint. We (including the individual defendants) filed an answer to that complaint, and the case then moved into the discovery stage, with the case being set for trial in January 2004. In May 2003, a settlement agreement was signed between the plaintiffs and defendants and the court thereafter issued a preliminary order approving the settlement. The settlement calls for the payment of $15 million to the plaintiffs, with this amount to be fully funded by the Company's Directors and Officers policy. While the payment to plaintiffs under this settlement should not cause the Company any financial hardship, we are unable to predict whether the whole or a substantial portion of the class members will choose to participate in the settlement and whether ultimately the court will issue a final order approving the settlement. The settlement does not contain any admissions or findings of wrongdoing on the part of the defendants, and we continue to maintain that the Company and individual defendants acted properly at all times.

If we cannot satisfy Nasdaq's maintenance requirements, it may delist our ordinary shares from its Smallcap Market and we may not have an active public market for our ordinary shares. The absence of an active trading market would likely make our ordinary shares an illiquid investment.

Our ordinary shares are quoted on the Nasdaq SmallCap Market. To continue to be listed, we are required to maintain shareholders' equity of at least $2,500,000, or market value of our outstanding shares (excluding shares held by company insiders and principal shareholders) of at least $35,000,000, or we must have realized at least $500,000 in net income from continuing operations in our last fiscal year or in two of our last three fiscal years.

Currently, we are not in compliance with any of these tests and Nasdaq may delist our ordinary shares. If this occurs, trading in our shares may be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the "OTC Bulletin Board Service." As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares. The Company recently has been advised by Nasdaq that it no longer meets the requirements for listing on the SmallCap Market and is in the process of discussing with Nasdaq appropriate efforts to become compliant.

Also, Nasdaq may delist our ordinary shares if it deems it necessary to protect investors and the public interest.

Nasdaq also may delist our shares if it deems it necessary to protect investors and the public interest.

If our shares are delisted, they may become subject to the SEC's "penny stock" rules and be more difficult to sell.

SEC rules require brokers to provide information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the Nasdaq Stock Market. If our shares become "penny stock" that is not exempt from these SEC rules, these disclosure requirements may have the effect of reducing trading activity in our shares and making it more difficult for investors to sell. The rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before a transaction in a penny stock.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of our ordinary shares, beneficially own, in the aggregate, approximately 31.3% of our outstanding ordinary shares as of February 7, 2003 plus warrants and options exercisable within 60 days thereof. If they vote together (especially if they were to convert all beneficial holdings into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. The above percentage of beneficial ownership includes warrants and options totaling 11.24% of the outstanding ordinary shares which are underwater as of February 7, 2003.

InfoSpace beneficially owns approximately 8.7% of our outstanding ordinary shares (inclusive of a warrant underwater as of February 7, 2003 constituting 4.9% of the outstanding ordinary shares). InfoSpace merged with Go2Net in October 2000. In connection with this merger InfoSpace assumed Go2Net shares, warrants and rights. In 1999, in connection with entering into an email services agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. Concurrent with Commtouch Inc. entering into the email services agreement, we issued 896,057 ordinary shares to InfoSpace and 448,029 in ordinary shares to Vulcan Ventures in a private placement at $14.88 per share. We believe that Vulcan Ventures divested itself of all of its shareholdings in the Company. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire in July 2004.

Pursuant to the Ordinary Shares and Warrants Purchase Agreement dated February 27, 2002:

     o OZF Ltd. acquired beneficial ownership of approximately 7.2% of our outstanding ordinary shares (inclusive of warrants underwater as of February 7, 2003 constituting 2.7% of the outstanding ordinary shares);

     o Gideon Mantel, CEO and a director in the Company, acquired additional shares and warrants to purchase shares in the Company. Together with his prior holdings in the Company, Mr. Mantel beneficially owns approximately 7.9% of our outstanding ordinary shares (inclusive of warrants underwater as of February 7, 2003 constituting 1.8% of the outstanding ordinary shares); and

     o Nahum Sharfman, a director in the Company, acquired additional shares and warrants to purchase shares in the Company. Together with his prior holdings in the Company, Mr. Sharfman beneficially owns approximately 6.1% of our outstanding ordinary shares (inclusive of warrants and options underwater as of February 7, 2003 constituting 1.8% of the outstanding ordinary shares).

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

The sale, or availability for sale, of substantial quantities of our ordinary shares may have the effect of further depressing its market price. A large number of our ordinary shares which were previously subject to resale restrictions, are currently eligible for resale. In addition a significant number of shares are eligible for resale in the future (i.e. those shares covered by warrants issued in the private round of financing of February 2002 and those shares that may be issued if the lenders in the convertible loan transaction decide to exercise warrants and/or convert the Company's loan obligations to equity, as discussed below under paragraph a of Item 3 and Item 5, "Operating and Financial Review and Prospects - Liquidity and Capital Resources").

Also, the shares that could be issued under the Convertible Loan Agreement would dilute existing shareholders

Risk of occurrence of event of default under Convertible Loan Agreement

The Company is required to abide by the terms and provisions of the Convertible Loan Agreement. Upon failure to do so, for example, failure to pay principal or interest, failure to obtain the registration with the SEC of the shares that may be issued to lenders under the agreement, failure to maintain consolidated cash reserves of at least $500,000, upon the lenders' demand, we would be in default of the agreement. The lenders were granted security interests in all of the Company's assets. If an event of default is not cured by the Company, the loan would accelerate and all amounts due under the loan would immediately become due and payable. If the Company is unable to repay the loan amounts, the lenders, among other things, would have the right to foreclose on their security interests in the Company's assets by seizing and selling all the Company's assets. See the discussion under Item 4 "Information on the Company".

Intellectual Property Risks

If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

We regard our patent pending technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and customers to protect our proprietary rights. Third parties may infringe or misappropriate our patent pending technology, trade secrets, copyrights, trademarks and similar proprietary rights. We have recently filed a provisional patent application covering certain aspects of our anti-spam technology, and we may convert this application into a formal patent application or seek to patent certain additional software or other technology in the future. Any such future patent applications may not be issued within the scope of the claims we seek, or at all. We cannot be certain that our software does not infringe issued patents that may relate to our anti-spam solutions. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications previously may have been filed which relate to our anti-spam solutions.

Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by ourselves and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

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

We also continue to hold a perpetual mail server license which was utilized in our hosted service offering and is still being utilized by us to service a current customer, and may license other technology as the need arises. We cannot be certain that, apart from the mail server license, other third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products. These third-party licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product development until equivalent technology can be identified, licensed and integrated. Any such delays could cause our business/financial condition and operating results to suffer.

Governmental regulation and legal uncertainties could impair the growth of the Internet, decrease the distribution of unsolicited bulk (spam) email and decrease demand for our anti-spam solutions or increase our cost of doing business.

While laws aimed at curtailing the spread of spam have been adopted by some states, enforcement has not been widespread and the lack of a body of federal anti-spam law has highlighted an increase in the amount of spam traffic. The growth and development of the spam market may prompt calls for more stringent Internet user protection laws that may limit the ability of companies promoting or delivering spam online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. All or some of the above laws could decrease the demand for our anti-spam solutions and increase our cost of doing business, or otherwise harm our business and operating results.

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

Because a substantial portion of our revenues historically have been generated in U.S. dollars and a portion of our expenses have been incurred in New Israeli Shekels, our results of operations may be adversely affected by inflation and currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels, commonly referred to as NIS. As a result, we have been exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. In 2002 and for a number of prior to 1999, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. We cannot be assured that this reversal will continue. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits which we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the Office of the Chief Scientist (OCS), for the financing of a significant portion of our research and development expenditures in Israel. In 2001 and 2002, we applied for additional grants and we may apply for additional grants in the future. In 1999 and 2000, we did not receive any grants from the OCS. In 2001 we received $0.6 million and in 2002 we received $0.2 million. While we have applied for an additional grant in 2003, the OCS budget has been subject to reductions which may affect the availability of funds for this prospective grant and other grants in the future. Therefore, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants. In connection with research and development grants received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with grants from the OCS.

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

The Company received grants from the Government of Israel, through the OCS, for the financing of a significant portion of its research and development expenditures in Israel relating to some of Commtouch's previous products. The related funded projects ultimately failed and the relevant royalty payments were made by the Company to the OCS on behalf of the revenues generated from these projects. The Company will not be obligated to pay future royalties for such projects undertaken in 2001 or earlier years, since no future revenue is expected from these projects. Accordingly, the Company decided to write down the $0.4 million accrual it recorded in past years and determined that as of December 31, 2001 there were no contingent liabilities for royalties from these projects. In March 2002, the Company submitted an application for project failure with regard to these projects, and the OCS subsequently approved the application. Also, we received royalty-bearing grants in 2002 totaling $0.2 million. The OCS is entitled to revisit the status of past projects it has confirmed as "failed" to ensure that the Company is not currently utilizing technology developed under such projects.

Also, under our Convertible Loan Agreement, we have agreed to limit our total funding received or receivable from the OCS to a maximum in the aggregate of $1,500,000 during the term of the loan. Grants received from the OCS through 2002 that the Company potentially will be obligated to repay totaled $800,000 approximately, and the Company has been informed that the OCS has approved an additional grant of approximately $480,000 in 2003.

The tax benefits we are currently entitled to from the Government of Israel may be reduced or terminated in the future.

Pursuant to the Law for the Encouragement of Capital Investments, the Government of Israel through the Investment Center has granted "approved enterprise" status to a portion of our capital investment programs. The portion of our income derived from our approved enterprise program will be exempt from tax for a limited period of two years commencing in the first year in which we have taxable income, and will be subject to a reduced tax for an additional period of five to eight years dependent on the percentage of foreign shareholders. The benefits available to an approved enterprise are conditioned upon the fulfillment of conditions regarding a required amount of investments in fixed assets and a portion of these investments being made with net proceeds of equity capital raised by us as stipulated in applicable law and in the specific certificates of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. In addition, the law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently is end of December 2003 and no new benefits will be granted after that date unless the expiration date is extended. We cannot assure you that new benefits will be available after December 2003 or that benefits will be continued in the future at their current levels or at all. Out of our three approved enterprise programs, two were cancelled as of December 31, 2002.

Israeli courts might not enforce judgments rendered outside of Israel and it might therefore be difficult for an investor to recover any judgment against any of our officers or directors resident in Israel.

We are organized under the laws of Israel, and we maintain significant operations in Israel. Certain of our officers and directors named in this report reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that, subject to several limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. We have appointed Commtouch Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising from this report. We have not given our consent for our agent to accept service of process in connection with any other claim and it may therefore be difficult for an investor to effect service of process against us or any of our non-U.S. officers, directors and experts relating to any other claims. If a foreign judgment is enforced by an Israeli court, it may be payable in Israeli currency.

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

Item 4. Information on the Company.

Overview

We are a provider of anti-spam solutions to enterprise customers (See PART I, "Recent Development: Transition to Anti-Spam Business" for additional detailed information). The Company offers its anti-spam solutions to small, medium and large enterprises through a variety of distribution channels, namely various reseller channels. The solutions are also available for integration with security, content filtering, anti-virus and other filtering solutions through alliances and strategic partnerships.

In its previous capacity as a dedicated email service provider to millions of users, the Company found it necessary to design an effective strategy to eliminate millions of unsolicited commercial email messages daily. It is this strategy that has led the Company to develop and deliver its current anti-spam solutions, which are positioned to tackle sophisticated spam attacks. A combination of proprietary and patent-pending technologies makes it possible for Commtouch to detect, alert and block most spam attacks as they are distributed over the Internet.

Commtouch Offerings

We offer a comprehensive anti-spam solution (known as "ASAP!"), consisting of both a software element (the "Enterprise Gateway") and a service component (the "Service Center"). At the Enterprise Gateway, messages are filtered at the organization's entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam detection services from the Service Center, all allowing for real-time reaction to worldwide spam attacks. At the heart of the ASAP! solution, however, is the Service Center, which detects new spam attacks as soon as they are launched and distributed over the Internet. The Service Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations worldwide. The Service Center collects information from multiple sources about new spam attacks, analyzes the input using Commtouch patent-pending technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized and accurate resolution. The whole process takes no more than 300ms. Enterprise privacy is kept at a maximum because the content of incoming email messages is not seen by the Service Center.

In particular, ASAP! operates to help eliminate spam as follows:

     Inbound email enters the ASAP! Enterprise Gateway, a software add-on to the enterprise SMTP server.

     The ASAP! Enterprise Gateway matches key characteristics of the message with predefined spam policies created by IT managers or end-users.

     If ASAP! does not match the message to a known source, either spam or not spam, it compares characteristics of the incoming message against the ASAP! Gateway database of recently identified spam.

     If the message remains suspicious, but cannot be confirmed as spam, the ASAP! Gateway queries the ASAP! Service Center for remote spam detection and classification services.

     The outgoing  query  consists of encrypted  digital  signatures  taken from
     e-mail   header    information   to   ensure   enterprise    security   and
     confidentiality.

     The ASAP! Service Center weighs the values of the outstanding query against its vast database of real-time information about known spam messages and sources of spam, and replies to the ASAP! Enterprise Gateway with a unique and up-to-date classification.

     The ASAP! Enterprise Gateway applies a locally predefined action to the message and may store the information internally to match against new incoming messages bearing similar characteristics.

We also offer an ASAP! Software Development Kit ("SDK"). The ASAP! SDK enables third-party vendors to integrate ASAP! advantages into their existing offerings, providing them with full spam identification and spam classification services from the ASAP! Service Center. These vendors benefit from ASAP! expertise in blocking spam and other unwanted email traffic without the need to develop and dedicate a service department in-house. The SDK communicates fully with the remote Service Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side. Each such vendor has the flexibility to determine how best to integrate the SDK results into their solution. For example, if the Service Center classifies a specific message as spam, the vendor's application may respond by either quarantining the message, rejecting it completely or sending a bounce-back message to its sender or any other option provided by the vendor's specific application.

The SDK consists of a set of APIs, which receive characteristics of incoming messages as input from the vendor's application, returning the status of the message as output from the Service Center. The vendor has the option of installing an API, which returns a deterministic result classifying messages as either spam or non-spam, or using an API that classifies messages based on the level of suspicion that the message is spam. Each vendor can implement its solution differently, making the unique advantages of SDK flexible to match particular needs.

Products that may benefit from integration of the SDK solution include:

     o   Anti-virus applications

     o   Content filtering solutions

     o   Firewall systems

     o   Security servers

     o   Other network appliances

Competitive Landscape

The markets in which Commtouch competes are intensely competitive and rapidly changing. We believe there is no single competitor that offers the complete package of anti-spam protection that Commtouch provides. We are aware of competitors that provide anti-spam products either alone or as part of a complete messaging system or email security system.

Commtouch's principal competition are companies that offer various e-mail content filtering products. Companies that sell products that compete with some of the features within our products include Brightmail(R), Postini(R), Tumbleweed, CipherTrust, SurfControl, Clearswift Technologies, CipherTrust, Inc., and Trend Micro Incorporated.

The principal competitive factors in our industry include price, product functionality, product integration, platform coverage and ability to scale, worldwide sales infrastructure and global technical support. Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute.

We expect that the market for anti-spam solutions will become more consolidated with larger companies being better positioned to compete in such an environment in the long term. As this market continues to develop, a number of companies with greater resources than ours could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors, and to educate potential customers as to the benefits of licensing our products rather than developing their own products. Competitors could introduce products with superior features, scalability and functionality at lower prices than our products and could also bundle existing or new products with other more established products that discourage users from purchasing our products. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm our business.

See also disclosure under "Item 3. Key Information- RISK FACTORS--Business Risks--We have many established competitors who are offering solutions to the spam problem."

Convertible Loan Transaction

To enhance the Company's overall financial position, on January 29, 2003, Commtouch entered into a Convertible Loan Agreement ("Convertible Loan Agreement"), including certain ancillary agreements and documents attached as exhibits thereto, with certain lenders identified in Exhibit "A" to such Convertible Loan Agreement. The Convertible Loan Agreement allowed for a maximum possible loan amount of $1,250,000. As of March 26, 2003, the lenders had agreed to advance Commtouch a loan of $905,000. On March 28, 2003, by way of Addendum 1 to the Convertible Loan Agreement, the Company and the lenders amended the Convertible Loan Agreement to provide an option to certain of the lenders, their affiliates and investors from the Company's previous round of financing the right to loan the Company an amount of up to $345,000, representing the difference between the maximum loan amount originally contemplated and the amount of the loan as at March 26, 2003. This option was exercised on May 11, 2003.

The Company has received the total loan amount of $1,250,000 from the lenders. The loan is to be repaid after three years, unless converted into equity by the lenders or a defined default or other event triggering early repayment is met, and it bears interest at a rate of ten percent per annum to be paid with priciple. Furthermore, the loan principal and interest may be converted by the lenders into equity in the Company at any time during the loan term, at a conversion price of $0.25 per Ordinary Share ("Conversion Price"). Warrants exercisable for purchase of up to 5,000,000 of the Company's ordinary shares have been issued to the lenders (based on loan amounts advanced divided by the Conversion Price). Each one-third of the warrants are exercisable at prices per Ordinary Share of $0.25, $0.33 and $0.50 respectively, and the warrants are exercisable at any time within five years of issuance. Warrants shall also be issued on an annual basis for any accumulated interest on the loan.

As security for repayment of the loaned amounts, the lenders have been granted security interests in all of the assets of the Company. Also, the lenders are entitled to nominate one director for election to the Board of Directors of the Company or appoint one observer to the Board.

Also, the Company has agreed that, among other things, until all loans are repaid, it will;

     o not pay any dividends or make any distribution on its outstanding Ordinary Shares, or redeem any Shares for consideration without the prior written consent of 50% of all the lenders;

     o not alter its capital structure or permit any corporate reorganization and/or disposal of assets outside the ordinary course of business, except as authorized by vote of its board of directors and shareholders;

     o secure approval of 50% of the lenders before issuing preferred shares or other preferential liquidation rights;

     o not create any security interests on indebtedness that will rank prior to advances under the Convertible Loan Agreement and the security interest granted under the instruments provided for in the Agreement, without approval of 50% of the lenders;

     o along with its subsidiaries, continue to engage substantially in the same businesses and not to enter into certain business combination transactions;

     o limit its total funding received or receivable from the Israeli Office of Chief Scientist ("OCS") to a maximum in the aggregate of $1,500,000 during the term of the loan.

Lenders comprising not less than 50% of all the lenders may require the Company to register with the SEC the resale of all Ordinary Shares issuable to the lenders under the Agreement. The lenders may also sell their shares in other registration statements that the Company files for its own benefit or that of third parties who wish to sell shares. This right expires three (3) months after the third anniversary of the last applicable Warrant issuance date. The maximum number of shares that may be registered is 13,310,000. The Company will pay the expenses of these registrations, except for underwriting discounts and commissions and the fees and expenses of any lender's counsel. The Company has also agreed to indemnify the lenders against certain liabilities arising from the public offer and sale of their shares pursuant to the registration.

The Company will be in default under the Convertible Loan Agreement and subject to prior conversion in accordance unless agreed otherwise by the Lender Majority (""Lender Majority" shall mean those Lenders who have lent collectively to the Company over 50% of the Loan Amount"), all amounts due thereunder will accelerate and immediately become due and payable if certain events occur, including the following:

     o the Company's failure to repay amounts due under the Convertible Loan Agreement;

     o the Company's failure to repay amounts due on any debt ranking prior to or on a parity with the Convertible Loan Agreement or the occurrence of any event of default in any loan arrangement ranking prior to or on a parity with the Convertible Loan Agreement;

     o if certain statements made by the Company in connection with the Convertible Loan Agreement were materially untrue

     o   if the  Company's  cash  reserves  on a  consolidated  basis fall below
         $500,000;

     o the Company admits in writing to a lender under the Convertible Loan Agreement its inability to pay its debts;

     o the filing any proceedings regarding the Company in bankruptcy, insolvency, winding up, dissolution, liquidation, moratorium, receivership or reorganization for the benefit of creditors, which in the case of proceedings brought against the Company, have not been withdrawn or dismissed within ninety (90) days;

     o the commencement by a third party creditor of a proceeding to foreclose a security interest or lien in any property or assets of the Company upon default in the payment or performance of any debt of the Company, in excess of $250,000 which is secured thereby; and

     o the entry against the Company of a final judgments in excess of $250,000 that are not discharged, provided for, stayed or appealed in thirty days an attachment is levied against the assets of the Company involving an amount in excess of $250,000 and the levy is not vacated, bonded or otherwise terminated within thirty days.

In some cases, the Convertible Loan Agreement provides the Company will a cure period for an event of default, and if the Company is unable to cure the breach it will be in default.

A more complete description of this convertible loan transaction may be found in the Company's Form 6-K filed with the SEC for the month of April 2003, which is incorporated herein by reference under Exhibit 2.9 to this Form 20-F. This description is qualified in its entirety by reference to the text of the Convertible Loan Agreement which is incorporated by reference into this Form 20-F as Exhibit 2.9.1.

Intellectual Property

We regard our patent pending anti-spam techonolgy, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We are only actively maintaining our registered trademark for "COMMTOUCH", which is currently registered in the U.S., Israel, European Union, China, Mexico, Norway, Taiwan, Russian Federation, South Korea and Australia. While previous registrations of PRONTO (Canada and South Korea); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO MAIL (New Zealand) may still be in force, we are not currently actively maintaining these trademarks. The Company may decide to actively maintain some or all of these trademarks in the future, as circumstances may justify. We also have the following pending trademark applications: COMMTOUCH (India, Canada and Brazil). We are also claiming trademark rights in "ASAP!", as applicable to our anti-spam solutions, as from the beginning of 2003.

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

We also continue to hold a perpetual mail server license which was utilized in our hosted service offering and is still being utilized by us to service a current customer, and may license other technology as the need arises. We cannot be certain that, apart from the mail server license, other third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products. These third-party licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product development until equivalent technology can be identified, licensed and integrated. Any such delays could cause our business/financial condition and operating results to suffer.

Government Regulation

 While laws aimed at curtailing the spread of spam have been adopted by some states, enforcement has not been widespread and the lack of a body of federal anti-spam law has highlighted an increase in the amount of spam traffic. The growth and development of the spam market may prompt calls for more stringent Internet user protection laws that may limit the ability of companies promoting or delivering spam online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. All or some of the above laws could decrease the demand for our anti-spam solutions and increase our cost of doing business, or otherwise harm our business and operating results.

Employees

As of December 31, 2002, 2001 and 2000, we had 22, 92 and 486 full-time employees, respectively. None of our U.S. employees are covered by a collective bargaining agreement. As of June 9, 2003, we had 32 employees. We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to Commtouch's Israeli employees. These provisions principally concern the maximum length of the workday and workweek, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch's Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as "Managers' Insurance." This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee's base salary, and the employer contributes between 13.3% and 15.8% of the employee's base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee's base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary, and the employer contributes an amount equal to 7.5% of the employee's base salary, up to a certain maximum base salary.

Description of Property

Our principal executive offices are located at 1A Hazoran Street, Poleg Industrial Park, P.O.Box 8511, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 1300 Crittenden Lane, Suite 102, Mountain View, California 94043, where our telephone number is (650) 864-2000. All of our facilities are leased. We were incorporated in Israel under the laws of Israel on February 5, 1991. Our Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection from the Registrar.

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

Overview

During 2002, our main business was providing outsourced integrated Web-based email and messaging solutions to a few businesses that remained as customers following the transfer of our consumer outsource web-based email business and sale of our Hosted Exchange email business during late 2001 and early 2002 in transactions with MailCentro Inc. and Telecomputing, Inc. respectively. During early 2002, concurrent with the divestiture of the Company's above-stated businesses, the Company began marketing to service providers its messaging software platform ("CMP"), which had been in development by the Company prior to that time. Following a concerted effort to penetrate the email server market and a determination that the continuing unfavorable economic conditions would hamper potential sales of CMP, and given the Company's inherent knowledge of anti-spam solutions based on its many years as an ASP in the outsourced email market and the growing worldwide attention that has been directed to the problem of spam, the Company transitioned its focus to the anti-spam market in mid-2002. While no uniform definition of spam exists, the Company generally defines "spam" as the sending of unsolicited bulk email for commercial and non-commercial purposes.

In February 2002, the Company sold off its migration service business, Wingra, to Wingra's senior management. The operations of Wingra have been eliminated from the operations of the entity as a result of the disposal transaction. The Company has no intent to continue its activity in the migration service.

The results of operations including revenue, operating expenses and other income and expense of Wingra for 2000, 2001 and 2002 have been reclassified in the accompanying statements of operations as discontinued operations.

Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are revenue recognition and commitments and contingencies.

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is probable. The company's revenue recognition policy is discussed in
Note 2 of Notes to Consolidated Financial Statements. The recognition of revenue in conformity with accounting principles generally accepted in the United States requires the company to make estimates and assumptions that affect the reported amounts of revenue. Estimates related to the recognition of revenue include the accumulated provision for revenues subject to refund and other. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, current operating results can be affected by revisions to prior accounting estimates.

Allowance for Doubtful Accounts and promissory notes

We maintain allowances for doubtful accounts for estimated losses from our customers' inability to make payments they owe us and for estimated losses from our former employees inability to pay amounts guaranteed by promissory notes. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, customer concentrations, current customer credit-worthiness, current economic trends and changes in our customer payment patterns. If the financial condition of our customers/employees were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods.

Impairment of long-lived assets

We assess the fair value and recoverability of our long-lived assets whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets is dependent upon the forecasted performance of our business, changes in our industry and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized.

During 2002, we performed an assessment of the our property and equipment, pursuant to SFAS No. No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144"). Pursuant to SFAS No. No.144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell. For the year ended December 31, 2002 the Company recognized impairment losses totaling $ 0.8 million, which were recorded as operating expenses.

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

The accrual of a contingency involves considerable judgment on the part of management. Commtouch uses its internal expertise, and outside experts (such as lawyers, tax specialists and engineers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss. The Company has recorded contingencies in situations where management determined it was probable a loss had been incurred and the amount could be reasonably estimated.

Revenue Sources

Service Fees. During 2000 - 2002, most of our email service revenues resulted from contracts that required our customers to pay us a monthly per emailbox price subject to a minimum commitment fee and fees for direct marketing and communications services. In addition, the Company recognized revenue from sales of software licenses to end users. During that time, we recognized no revenues from our new anti-spam offering.

Direct E-marketing. During 2002, we did not recognize any revenues from this type of activity, as our business model had changed (see above discussion under "Overview"). Prior to 2002, because of our installed user base and our agreements with our customers, we could assist e-commerce companies (those seeking marketing channels) in distributing their services to our customers' end users who opted to receive offers by email. We shared with our customers the revenues from this direct e-marketing, which were earned either on a per-message basis, a referral basis, or as a commission on products sold. In 2001 and 2000, no direct e-marketing customer provided more then 10% of revenues.

Strategic Transaction with Go2Net (InfoSpace)

InfoSpace merged with Go2Net in October 2000. In connection with this merger InfoSpace assumed Go2Net shares, warrants and rights.

In 1999, concurrent with the sale of our shares in the initial public offering, we entered into a service agreement with InfoSpace, a network of branded, technology- and community-driven websites focused on personal finance, commerce, and games. InfoSpace also develops Web-related software. Pursuant to the agreement we were offering InfoSpace's end users a private label email service, including our email, calendaring and other services. The services were customized to the look and feel of InfoSpace's websites. The terms of this agreement were substantially the same as our commercial agreements with other customers except that we had agreed to share a materially greater portion of our advertising revenues with InfoSpace than we were sharing under other similar agreements. In addition, in connection with the agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at a per share exercise price of $12.80, subject to adjustment as set forth in the warrant. The warrant is fully vested and non-forfeitable. The warrant will expire on July 16, 2004, the fifth anniversary of the initial public offering. The fair value of the warrant, estimated at $5.8 million, was amortized to operating expenses ratably over the minimum term of the agreement (one year) and was fully amortized at the end of 2000. Simultaneously with the sale of the shares in the initial public offering, we issued a total of 1,344,086 ordinary shares to InfoSpace and Vulcan Ventures Incorporated at $14.88 per share in a private placement. In the future, we may have to issue in-the-money warrants to acquire our ordinary shares to marketing channels or strategic partners who provide us with business leads. The issuance of in-the-money warrants to marketing channels or strategic partners may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall. The service agreement of 1999 was replaced by a new agreement, effective February 1, 2002 having a one year duration, but InfoSpace had the right to terminate the agreement at any time upon thirty (30) days written notice. InfoSpace also had the right to terminate the agreement if there were technical problems with the products or services provided. The performance specifications set forth in the agreement include the maintenance of certain levels of email system availability and response time. Infospace was to pay a quarterly fee of $7,500 for use of up to 10,000 mailboxes. This agreement was assigned to MailCentro, Inc., the party which assumed the servicing of most of our consumer business, effective March 1, 2002. As of March 1, 2003, Commtouch Inc. was no longer entitled to receive a portion of the revenues from this agreement.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2000, 2001 and 2002 (in thousands):

                                                                                 Year Ended December 31,
                                                                          -------------------------------------
                                                                            2000*         2001*         2002
                                                                          ---------     ---------     ---------
Revenues:
 Email services.....................................................      $  17,771     $  13,318     $   3,438
 Software license revenues..........................................          1,000           270            --
                                                                          ---------     ---------     ---------
 Total revenues.....................................................         18,771        13,588         3,438
                                                                          ---------     ---------     ---------
Cost of revenues:
 Email services.....................................................         11,800        13,962         1,675
 Software license revenues..........................................             --            --            --
                                                                          ---------     ---------     ---------
 Total cost of revenues.............................................         11,800        13,962         1,675
                                                                          ---------     ---------     ---------
 Gross profit (loss)................................................          6,971          (374)        1,763
                                                                          ---------     ----------    ---------
Operating expenses:
 Research and development, net......................................         10,244         5,884         2,246
 Sales and marketing................................................         26,534        12,894         1,176
 General and administrative.........................................         13,455        10,337         2,588
 Amortization of prepaid marketing expenses.........................          4,508            --            --
 Amortization of stock-based employee deferred compensation.........          3,050         2,204           551
 Write-off of property and equipment and other......................             --        10,166           750
                                                                          ---------     ---------     ---------
 Total operating expenses...........................................         57,791        41,485         7,311
                                                                          ---------     ---------     ---------
Operating loss......................................................        (50,820)      (41,859)       (5,548)
 Interest and other income, net.....................................          2,886           583           (60)
 Equity in losses of affiliate......................................             --            --           (56)
 Write-off impaired long-term investments...........................         (5,000)       (2,000)           --
 Minority interest..................................................             55           285            74
                                                                          ---------     ---------     ---------
Loss from continuing operations.....................................        (52,879)      (42,991)      (5,590)
Gain on disposal of Wingra..........................................             --            --         1,014
Discontinued Operations - Wingra....................................         (1,346)      (18,016)         (335)
                                                                        -----------   ------------  ------------
Income (Loss) from sale of discontinued operations..................         (1,346)      (18,016)          679
                                                                        -----------   ------------  -----------
Net loss............................................................      $ (54,225)    $ (61,007)    $  (4,911)
                                                                          =========     =========     =========

* - Reclassified to conform to the current years classification mainly due to divestiture of Wingra.

Comparison of Years Ended December 31, 2002 and 2001

Revenues. Email service revenues decreased 74% from $13.3 million in 2001 to $3.4 million in 2002. We recognized revenue of $0.3 million, from the sale of licenses in 2001 and none in 2002. In 2002 we had two customers whose revenue exceeded 10%, representing 57% of the 2002 revenues. No customer accounted for more than 10% of revenues in 2001.

Cost of Revenues. Cost of revenues decreased 88% from $14.0 million in 2001 to $1.7 million in 2002.We have decreased our hosting infrastructure costs due to the agreement with MailCentro and sale of the Hosted Exchange business.

Research and Development, Net. Research and development expenses decreased 62% from $5.9 million in 2001to $2.2 million in 2002 due to the decrease in personnel and other related costs. In 2002 and 2001, we received royalty-bearing grants totaling $0.2 and $0.6 million, respectively, from the Israeli government, which were recorded as a reduction of research and development costs. The Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants. We believe that we have no obligation for royalties in 2001, related to the 2001 grants, since we had not started generating revenue for the product developed with such grants, but we may have obligations for royalties in 2002 and future years. Moreover, we believe that we have no obligation for royalties in 2001 for the previous years' funded projects as these projects failed and we do not generate revenue or expect to generate revenue from these projects. Nevertheless, the ultimate liability is subject to review by the OCS.

During 2001, we reduced research and development personnel by eliminating certain projects, while only maintaining a core project aligned with our strategic direction.

Sales and Marketing. Sales and marketing expenses decreased 91% from $12.9 million in 2001 to $1.2 million in 2002, due to the agreement with MailCentro and sale of the Hosted Exchange business, as well as the change in business strategy.

General and Administrative. General and administrative expenses decreased 75% from $10.3 million in 2001 to $2.6 million in 2002, due primarily to curtailment of costs.

Amortization of Stock-Based Employee Deferred Compensation. Our stock-based employee deferred compensation expenses decreased 75% from $2.2 million for 2001 to $0.6 million for 2002. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years. Amortization of these amounts will conclude during the third quarter of 2003. Deferred compensation expenses also included $0.2 million and $0.3 million in 2002 and 2001, respectively, relating to the repricing of stock options during 2001. The total amortization charge of $1.0 million related to the repricing will be amortized using the straight-line method over a three year vesting schedule.

Write-off of Impaired Intangibles and Other Assets. Impairment and other charges consist of costs and/or charges that are not directly associated with other expense classification or ongoing operations. The Company periodically assesses the recoverability of the carrying amount of intangible assets, property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. In 2002, the company had written off $0.8 million regarding unused property and equipment. In 2001, impairment and other charges of $23.4 million included a $13.3 million impairment of goodwill and other intangibles related to our acquisition of Wingra, Inc., $4.4 million impairment of leasehold improvements at unused leased facilities, $3.6 million impairment of computer hardware which is idle and not being used, an accrual of $1.0 million for costs related to early termination of these unused facilities and a $1.1 million write-off of a customer relationship module (a software tool for managing customer relations), which portion will no longer be utilized. The impairment charges of the goodwill and other intangible assets were classified to discontinued operation due to the divestiture of Wingra.

Interest and Other Income, Net. Our interest and other income, net, decreased from a net income of $.6 million for 2001 to a net loss of $0.1 million for 2002, due primarily to decreased interest income earned from cash equivalents, as the funds depleted in 2002.

Write-Off of Impaired Long-term Investments. The Company invested $7 million in the first nine months of 2000 in certain Internet centric companies in which the company believed it had a significant ongoing strategic interest. However, due to the economic slowdown and the significant decline in capital available to and valuations of these privately funded Internet centric companies, the Company believes that these investments are fully impaired. Accordingly, the Company recorded a charge of $2.0 million in 2001 to reflect impairment of these assets.

Minority Interest. At December 31, 2001 and 2002, the Company owned 70.6% and 32%, respectively, of the equity and voting rights of Commtouch, K.K. (Japan).

Income Taxes. As of December 31, 2002, we had approximately $28.0 million of Israeli net operating loss carry-forwards and $73.6 million of U.S. federal net operating loss carry-forwards available to offset future taxable income. The Israeli net operating loss carry-forwards have no expiration date. The U.S. net operating loss carry-forwards will expire in various amounts in the years 2008 to 2022. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Comparison of Years Ended December 31, 2001 and 2000  -

Revenues. Email service revenues decreased 25% from $17.8 million in 2000 to $13.3 million in 2001. We recognized revenue of $0.3 million and $1.0 million, from the sale of licenses in 2001 and 2000, respectively. In 2001 and 2000, no customer accounted for more than 10% of revenues.

Cost of Revenues. Cost of revenues increased 18% from $11.8 million in 2000 to $14.0 million in 2001, due to the increase in depreciation costs as we ramped up during 2000. Cost of revenues consisted primarily of costs related to Internet data center services from third-party providers, depreciation of equipment, Internet access, personnel and related costs. In 2000 we sized our hosting infrastructure for substantial growth.

Research and Development, Net. Research and development expenses decreased 43% from $10.2 million in 2000 to $5.9 million in 2001 due to the decrease in personnel and other related costs. In 2001, we received royalty-bearing grants totaling $0.6 million from the Israeli government, which were recorded as a reduction of research and development costs. The Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants. We believe that we have no obligation for royalties in 2001, related to the 2001 grants, since we had not started generating revenue for the product developed with such grants, but we may have obligations for royalties in 2002 and future years. Moreover, we believe that we have no obligation for royalties in 2001 for the previous years' funded projects as these projects failed and we do not generate revenue or expect to generate revenue from these projects. Nevertheless, the ultimate liability is subject to review by the OCS.

During 2001, we reduced research and development personnel by eliminating certain projects, while only maintaining a core project aligned with our strategic direction.

Sales and Marketing. Sales and marketing expenses decreased 51% from $26.5 million in 2000 to $12.9 million in 2001, due to decreased personnel and related costs, public relations, other marketing expenses and direct sales costs in line with reduced expected revenue levels and the Company's channel selling and marketing focus in 2001. Previously, Company personnel were focused on direct sales efforts.

General and Administrative. General and administrative expenses decreased 24% from $13.5 million in 2000 to $10.3 million in 2001, due primarily to curtailment of costs.

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

Write-off of Impaired Intangibles and Other Assets. Impairment and other charges consist of costs and/or charges that are not directly associated with other expense classification or ongoing operations. The Company periodically assesses the recoverability of the carrying amount of intangible assets, property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. During 2001, impairment and other charges of $23.4 million included a $13.3 million impairment of goodwill and other intangibles related to our acquisition of Wingra, Inc., $4.4 million impairment of leasehold improvements at unused leased facilities, $3.6 million impairment of computer hardware which is idle and not being used, an accrual of $1.0 million for costs related to early termination of these unused facilities and a $1.1 million write-off of a customer relationship module (a software tool for managing customer relations), which portion will no longer be utilized.

Interest and Other Income, Net. Our interest and other income, net, decreased from a net income of $2.9 million for 2000 to a net income of $0.6 million for 2001, due primarily to decreased interest income earned from cash equivalents and marketable securities, as the funds depleted in 2001.

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

Income Taxes. As of December 31, 2001, we had approximately $22.6 million of Israeli net operating loss carry-forwards and $67.6 million of U.S. federal net operating loss carry-forwards available to offset future taxable income. The U.S. net operating loss carry-forwards will expire in various amounts in the years 2008 to 2022. The Israeli net operating loss carry-forwards have no expiration date. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2002. This information has been derived from the Company's consolidated unaudited financial statements, which, in management's opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                       Three Months Ended
                                      --------------------------------------------------------------------------------
                                      Mar. 31,   Jun.  30,  Sept. 30,  Dec. 31,  Mar. 31,  Jun. 30, Sept. 30, Dec. 31,
                                        2001*      2001*     2001*      2001*     2002      2002      2002       2002
                                      --------   --------   --------   -------   -------   -------   -------   -------
                                                                        (in thousands)
                                                                         (unaudited)
Email service revenues .............  $  3,658   $  3,838   $  3,495   $ 2,597   $ 1,271   $ 1,005   $   525   $   637
Cost of email service revenues .....     4,656      3,573      3,553     2,180       933       406       153       183
                                      --------   --------   --------   -------   -------   -------   -------   -------
Gross profit (loss) ................      (998)       265        (58)      417       338       599       372       454
                                      --------   --------   --------   -------   -------   -------   -------   -------
Operating expenses:
 Research and development, net .....     2,587      2,166      1,078        53       573       530       621       522
 Sales and marketing ...............     6,346      2,683      2,447     1,418       521       244       221       190
 General and administrative ........     5,504      2,639      1,958       236       766       421       379     1,022
 Amortization of stock-based
 employee compensation .............       481        481        694       548       138       138       138       137
Write-off of  property and equipment
and other ..........................      --         --        6,485     3,681      --        --        --         750
                                      --------   --------   --------   -------   -------   -------   -------   -------
 Total operating expenses ..........    14,918      7,969     12,662     5,936     1,998     1,333     1,359     2,621
                                      --------   --------   --------   -------   -------   -------   -------   -------
Operating loss .....................   (15,916)    (7,704)   (12,720)   (5,519)   (1,660)     (734)     (987)   (2,167)
Interest and other income
 (expenses), net ...................       344        492         89      (342)       44       (20)      (48)      (36)
Write-off of impaired long-term
  investments ......................      --         --       (2,000)     --        --        --        --        --
Eequity interesting losses of
affiliate...........................      --         --         --        --        --          18       (47)      (27)
Minority interest ..................        22         21        137       105        63        11      --        --
                                      --------   --------   --------   -------   -------   -------   -------   -------
Loss from continuing operations ....   (15,550)    (7,191)   (14,494)   (5,756)   (1,553)     (725)   (1,082)   (2,230)
                                      --------   --------   --------   -------   -------   -------   -------   -------
Gain on disposal of Wingra .........      --         --         --        --       1,014      --        --        --
Discontinued operations - Wingra ...    (1,581)    (1,335)   (13,352)   (1,748)     (335)     --        --        --
                                      --------   --------   --------   -------   -------   -------   -------   -------
Income (Loss) from sale of
discontinued operations ............      (672)      (444)      (385)     (441)      679      --        --        --
                                      --------   --------   --------   -------   -------   -------   -------   -------
Net loss ...........................  $(17,131)  $ (8,526)  $(27,846)  $(7,504)  $  (874)  $  (725)  $(1,082)  $(2,230)
                                      ========   ========   ========   =======   =======   =======   =======   =======

* - Reclassified to conform to the current quarters classification mainly due to divestiture of Wingra.

Fluctuations in Quarterly Results

We have incurred operating losses since inception, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside of our control. A relatively large expense in a quarter could have a negative effect on our financial performance in that quarter. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Other factors that may cause our future operating results to fluctuate include, but are not limited to:

     o continued growth of the Internet, email usage and the spread of spam email;

     o   demand for anti-spam solutions;

     o our ability to attract and retain customers and maintain customer satisfaction;

     o   our  ability  to  upgrade,   develop  and   maintain  our  systems  and
         infrastructure;

     o the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

     o   the size, timing and fulfillment of orders for our anti-spam solutions;

     o the receipt or payment of irregular or nonrecurring revenues or expenses;

     o   technical difficulties or system outages;

     o   foreign exchange rate fluctuations;

     o the announcement or introduction of new or enhanced solutions by our competitors;

     o our ability to attract and retain qualified personnel with Internet industry expertise, particularly sales and marketing personnel;

     o   the pricing policies of our competitors;

     o   failure to increase our sales; and

     o governmental regulation relating to the Internet, and spam practices in particular.

In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non-cash charges associated with stock-based arrangements with employees and non-employees.

Liquidity and Capital Resources

We have financed our operations principally from the issuance of equity securities and, to a lesser extent from private loans, bank loans and research and development grants from the Israeli government.

As of December 31, 2002 and March 31, 2003 respectively, we had approximately $1.4million and approximately $1.1 million of cash to fund operations in 2003. In 2002 we utilized $2.8 million of cash to fund operating losses. Net cash provided by financing activities and investing activities were approximately $1.3 million and $ 0.6 million, respectively, mainly due to proceeds from issuance of shares and proceeds from sale of property and equipment, respectively. To limit our cash expenses in 2003 we have further reduced staff from 35 at March 1, 2002 to 32 on June 9, 2003. These actions were possible due to the transition of our business from outsourced email services to anti-spam solutions. Furthermore, we have reduced our office lease commitments both in Israel and the United States, resulting in both a lowering of actual rental expenditures and future obligations.

Convertible Loan

See  discussion  under  "Item  3.  Key  Information  -  Recent   Developments  -
Convertible Loan Agreement.

As of December 31, 2002 and March 31, 2003, we had working capital of $0.5 million and $0.1 million, respectively.

Based on the cash balance at December 31, 2002, current projections of revenues, related expenses, and the completion of the convertible loan transaction, the Company believes it has sufficient cash to continue operations for at least the next twelve months through December 31, 2003.

Class Action Litigation

Following our restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of our officers and a director, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's financial statements. These lawsuits were consolidated into one action in late 2001. Thereafter, the Company filed a Motion to Dismiss, which was granted. The plaintiffs then filed a second amended and consolidated complaint, and our second motion to dismiss was only partially accepted, with the end result being that the plaintiff's filed a third amended and consolidated complaint. We (including the individual defendants) filed an answer to that complaint, and the case then moved into the discovery stage, with the case being set for trial in January 2004. In May 2003, a settlement agreement was signed between the plaintiffs and defendants and the court thereafter issued a preliminary order approving the settlement. The settlement calls for the payment of $15 million to the plaintiffs, with this amount to be fully funded by the Company's Directors and Officers policy. While the payment to plaintiffs under this settlement should not cause the Company any financial hardship, we are unable to predict whether the whole or a substantial portion of the class members will choose to participate in the settlement and whether ultimately the court will issue a final order approving the settlement. The settlement does not contain any admissions or findings of wrongdoing on the part of the defendants, and we continue to maintain that the Company and individual defendants acted properly at all times.

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

See item 10 for tax reform

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

The annual rate of inflation in Israel was 6.5% in 2002, 1.4% in 2001 and 0% in 2000. The NIS was devalued against the U.S. dollar by approximately 7.3% in 2002, 9.3% in 2001 and -2.7% in 2000. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 4.737 for one U.S. dollar on December 31, 2002. Note that the representative dollar exchange rate was NIS _4.474 at May 14, 2003.

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

Item 6. Directors, Senior Management and Employees

The following table sets forth certain information regarding our directors at February 7, 2003:

                                             Beneficial
                                             Ownership
             Name                  Age        >1%(3)         Position
             ----                  ---      ------------     --------
Amir Lev....................        43          3.3%      Director
Carolyn Chin................        55          1.2%      Chairman of the
                                                          Board of Directors
Gideon Mantel(1)............        43          7.9%      Director
Nahum Sharfman(1)...........        55          6.1%      Director
Richard Sorkin..............        41           --       Director
Udi Netzer (2)..............        47           --       Director
Ofer Segev(1)(2)............        43           --       Director

----------------
(1)      Member of the Compensation Committee
(2)      Member of the Audit Committee and Outside Director
(3) For purposes of this table, a person or group of persons is deemed to have beneficial ownership of shares of the Company's common stock which such person or group has the right to acquire on or within 60 days after February 7, 2003. Unless otherwise indicated, to the Company's knowledge the person named has sole voting and investment power and the right to receive the economic benefits, or share such power and rights with such person's spouse, with respect to all shares held by that person. Warrants and options that were underwater as of February 7, 2003 were included in the calculation of beneficial ownership.

Other Management Employees:

The following table sets forth the names and positions of our management employees at February 7, 2003:

Name                    Age                  Ownership >1%               Position
----                    ---                                              --------
Gideon Mantel           43                  See table above              CEO
Amir Lev                43                  See table above              President and Chief Technical Officer
Devyani Patel......     42                        ___                    Vice President, Finance
Avner Amram........     41                        ___                    Executive Vice President, Commtouch Inc.
Gary Davis.........     41                        ___                    General Counsel and Corporate Secretary
Udi Trugman........     32                        ___                    Vice President, Research and Development, Commtouch
                                                  ___                    Software Ltd.
Ronni Zehavi.......     37                        ___                    Vice President, Operations, Commtouch Software Ltd.
Haggai Carmon......     44                        ___                    Vice President, Marketing, Commtouch Software Ltd.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev was also the General Manager of Commtouch from January 1997 through April 2000, and in May 2000 became President. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem.

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

Ofer Segev has served as a Director of Commtouch since February 2002. Mr. Segev has been CEO of Teleknowledge since January 2002 and its CFO from May 2001. From May 2000 to April 2001 served as CFO for Tundo. Prior to his position at Tundo, Segev spent 15 years with Ernst & Young. Segev has a BA in economics and accounting from Bar Ilan University in Israel, and has studied at the Kellogg Graduate School of Management at Northwestern University.

Avner Amram joined Commtouch in 1996 and currently serves as Executive Vice President. Mr. Amram has over 15 years of experience in the areas of technology, operational management and leadership, and is also a founder of CVDO. Before 2002, Mr. Amram served as COO of Commtouch and was responsible for worldwide operations. Mr. Amram also held a number of positions at Commtouch prior to being appointed COO. From 1995 to 1996, Mr. Amram served as project manager for Medatech, a leading provider of customer relationship management (CRM) solutions, developing and managing complex installations at large organizations. Prior to Medatech, Mr. Amram acted as General Manager of Fuga Nursery in Israel, where he was responsible for operations, production, marketing and distribution. Mr. Amram holds a Bachelors of Science (BSC), in Computer Engineering and graduated Cum Laude from the Technion, Israel Institute of Technology.

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

Gary Davis joined Commtouch in September 1999 and serves as General Counsel and Corporate Secretary. Mr. Davis has over 17 years of legal experience in both private law firm and corporate practices. Mr. Davis is certified to practice law in both the State of Israel and California. Prior to September 1999, Mr. Davis was in-house counsel to Israel Military Industries and Elta Electronics Industries. He received a B.A. in Political Economy of Industrial Societies from U.C. Berkeley and a J.D. in law from Golden Gate University.

Udi Trugman joined Commtouch in December 1996 and serves as Vice President of Research and Development. Prior to 2002, Mr. Trugman was Senior Director of Systems in the R&D group. Mr. Trugman has over 15 years of software development and management experience. Prior to working at Commtouch, Mr. Trugman specialized in development of commercial applications.

Ronni Zehavi joined Commtouch in June 1999 and serves as Vice President of Operations. Prior to joining Commtouch, Mr. Zehavi was Human Resources and Training Manager for "Mondex - ecach", a subsidiary company of International Mastercard from 1997 to 1999. From 1994 to 1997, Mr. Zehavi was an Organizational Consultant in a counseling firm. Mr. Zehavi received his M.A. degree in Organizational Sociology from Bar-Ilan University and his B.A. degree in History and Educational Psychology from Tel-Aviv University.

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

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company's independent accountant or its representative. The Company appointed a qualified internal auditor during 2002.

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

Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. Our Articles of Association allow us to insure and indemnify office holders to the fullest extent permitted by law provided such insurance or indemnification is approved in accordance with the Israel Companies Law. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims. In addition, the Company entered into an undertaking to indemnify the directors of the Company in connection with the shareholder-instigated class action lawsuit, subject to certain limitations, and this undertaking was ratified by shareholders. Further, at the annual meeting of shareholders held on November 18, 2002, the shareholders approved a form of indemnification, exculpation and insurance agreement that is applicable to all directors serving the Company.

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

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (7 persons) in 2002 was approximately $0.5million. During the same period Commtouch accrued or set aside approximately $23,000 for the same group to provide pension, retirement or similar benefits. As of December 31, 2002, directors and executive officers of Commtouch (7 persons) held stock options to purchase an aggregate of 2,217,580 ordinary shares. In addition, at a meeting of the Board of Directors on April 28, 2003 option grant allocations totaling 975,000 options to certain executive officers, approved previously by the shareholders on November 18, 2002, were approved for grant, subject to the attainment of certain milestones. The grant date will be as of the date of shareholder approval.

Options to Purchase Securities from Registrant or Subsidiaries.

As of December 31, 2002, 4,597,687 stock options to purchase ordinary shares had been granted to employees, consultants, executive officers and non-employee directors under the Company's stock option plans, net of cancelled options. Of that number 4,041,474 had not been exercised and had exercise prices ranging from $0.01 to $35 per share and a weighted average per share exercise price of $0.18, and were held by 24 persons; these options have termination dates ranging from February 2006 to December 2012. At December 31, 2002, the persons named in Item 6 as a group (7 persons - executive officers and directors only) held vested options to acquire 1,144,189 ordinary shares. Reference is also made to the information contained in Item 7 below.

Employees

See Item 4: Employees

Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our ordinary shares as of December 31, 2002, including:

     o each person or entity known to Commtouch to own beneficially more than five percent of Commtouch's ordinary shares, and

     o   all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power, or the right to receive the economic benefits of ownership, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 22,219,696ordinary shares outstanding as of December 31, 2002. Ordinary shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of February 7, 2003 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person.

                                                        Amount     Percent of
                                                        Owned        Class
                                                        -----        -----

Infospace                                              2,032,057    8.7%(1)
Gideon Mantel                                          1,815,803    7.94%(2)
OZF Ltd.                                               1,643,834    7.2%(3)
Nahum Sharfman                                         1,369,787    6.05%(4)
All directors and officers as a group (7 persons)      4,356,578    16.4%(5)

(1) The above percentage includes warrants and options which are underwater as of February 7, 2003: 4.86% of class

(2) The above percentage includes warrants and options which are underwater as of February 7, 2003: 1.84% of class

(3) The above percentage includes warrants and options which are underwater as of February 7, 2003: 2.70% of class

(4) The above percentage includes warrants and options which are underwater as of February 7, 2003: 1.76% of class

(5) The above percentage includes warrants and options which are underwater as of February 7, 2003: 5.16% of class

Interest of Management in Certain Transactions.

Private Placement of February 2002

In February 27, 2002, Commtouch entered into a private placement agreement with a few of its founders (Gideon Mantel, Nahum Sharfman and Amir Lev) and new investors, whereby Commtouch issued approximately 4.4 million ordinary shares against the investment of approximately $1.3 Million in a private placement; approximately one-third of the shares were purchased by Commtouch's founders, who are also currently Commtouch directors and/or executive officers. The purchasers in the private placement also received five-year warrants to purchase up to an additional 2.66 million ordinary shares (approximately). The exercise price for one-third of the warrants is $0.37 per share, the exercise price for an additional one-third of the warrants is $1.00 per share and the exercise price for the final one-third of the warrants is be $2.00 per share. This agreement was approved by the shareholders on April 8, 2002. The Company has used the proceeds of this placement for general corporate working capital. The funds were received on April 15, 2002.

Relationship with InfoSpace

InfoSpace merged with Go2Net in October 2000. In connection with this merger InfoSpace assumed Go2Net shares, warrants and rights.

In 1999, concurrent with the sale of our shares in the initial public offering, we entered into a service agreement with InfoSpace, a network of branded, technology- and community-driven websites focused on personal finance, commerce, and games. InfoSpace also develops Web-related software. Pursuant to the agreement we were offering InfoSpace's end users a private label email service, including our email, calendaring and other services. The services were customized to the look and feel of InfoSpace's websites. The terms of this agreement were substantially the same as our commercial agreements with other customers except that we had agreed to share a materially greater portion of our advertising revenues with InfoSpace than we were sharing under other similar agreements. The service agreement of 1999 was replaced by a new agreement, effective February 1, 2002 having a one year duration, but InfoSpace had the right to terminate the agreement at any time upon thirty (30) days written notice. InfoSpace also had the right to terminate the agreement if there were technical problems with the products or services provided. The performance specifications set forth in the agreement include the maintenance of certain levels of email system availability and response time. Infospace was to pay a quarterly fee of $7,500 for use of up to 10,000 mailboxes. This agreement was assigned to MailCentro, Inc., the party which assumed the servicing of most of our consumer business, effective March 1, 2002. As of March 1, 2003, Commtouch Inc. was no longer entitled to receive a portion of the revenues from this agreement.

In connection with Commtouch Inc. entering into the original email services agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire five years from the date of the original email service agreement (July 16, 2004).

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

Option Exercises and Purchases of Shares By Certain Officers

Gideon Mantel is the Chief Executive Officer and a Director of Commtouch. On March 17, 1999, Mr. Mantel exercised certain options granted to him by Commtouch. In consideration for the ordinary shares purchased pursuant to the exercise of the options, he provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $341,272. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Mantel to purchase 286,120 ordinary shares of Commtouch at a weighted average purchase price of $1.19 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of December 31, 2002 is $341,272.

Item 8. Financial Information.

See Item 18: Financial Statements

If the Company decides to distribute a cash dividend out of income that has been tax exempt due to an "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, the amount of cash dividend will be subject to corporate tax at the rate then in effect under Israeli law. The Company has never declared or paid cash dividends on its ordinary shares and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain future earnings to finance the development of its business.

Item 9. The Offer and Listing.

The Company's Ordinary Shares have traded publicly on The Nasdaq Stock Market under the symbol "CTCH" since July 13, 1999.

The following table lists the high and low closing sales prices for the Company's Ordinary Shares, for the periods indicated, as reported by The Nasdaq Stock Market:

                                            High         Low
                                            ----         ---
1999:
Third Quarter (beginning July 13, 1999)  $   22.62    $11.0625
Fourth Quarter ........................      49.12     14.3125

2000:
 First Quarter ........................  $   66.50    $35.5625
 Second Quarter .......................      38.56      14.625
 Third Quarter ........................      33.93       16.50
 Fourth Quarter .......................  $   19.25    $   7.44

2001:
 First Quarter ........................  $    3.81    $   0.75
 Second Quarter .......................       1.19        0.28
 Third Quarter ........................       0.67        0.20
 Fourth Quarter .......................  $    0.46    $   0.20

2002:
 First Quarter ........................  $    0.42    $   0.23
 Second Quarter .......................  $    0.25    $   0.11
 Third Quarter ........................  $    0.15    $   0.08
 Fourth Quarter .......................  $    0.06    $   0.22


Most Recent Six Months:
November 2002 .........................  $    0.22    $   0.09
December 2002 .........................       0.21        0.11
January 2003 ..........................       0.16        0.14
February 2003 .........................       0.15        0.13
March 2003 ............................       0.14        0.10
April 2003 ............................       0.41        0.12

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

DESCRIPTION OF SHARES

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Restated and Amended Articles of Association, copies of which have been filed as exhibits to this and our prior Annual Reports on Form 20-F, as amended (subject to further amendment of our Articles of Association from time to time).

As of December 31, 2002, our authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.05 par value. As of December 31, 2002, there were 22,219,696 ordinary shares issued and outstanding.

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

INVESTMENT ROUND WARRANTS

The discussion regarding the February 2002 investment round warrants under Item 19, Note 13 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.

CONVERTIBLE LOAN WARRANTS

The discussion regarding the January 2003 convertible loan warrants under Item 19, Note 13 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.

AXCESSNET WARRANT

The  discussion  regarding the  AxcessNet  warrant under Item 19, Note 13 to the
Notes  to  Consolidated   Financial   Statements  -   Shareholders'   Equity  is
incorporated herein by reference.

AGRON WARRANT

The discussion regarding the Agron warrant under Item 19, Note 13 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.

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

In addition, the Company granted registration rights as follows:

     a. to InfoSpace, Vulcan Ventures and Microsoft, pursuant to which their holdings in the Company (including the warrant issued to InfoSpace) were registered on January 7, 2000;

     b. under the terms of the Wingra acquisition agreement, we were required to register the 1,568,869 shares issuable to the Wingra investors and employees, including shares issuable under options and warrants described above. The registration statements were filed to fulfill this requirement and became effective, respectively, on September 6, 2001 and July 20, 2001;

     c. to investors under the private placement of February 27, 2002, whereby Commtouch issued approximately 4.4 million ordinary shares against the investment of approximately $1.3 million. The investors in the private placement also received five-year warrants to purchase up to an additional 2.66 million ordinary shares (approximately). The shares issued under this private placement, including shares to be issued upon the exercise of the warrants, were registered on May 28, 2002;

     d. to lenders under the convertible loan agreement of January 29, 2003, as amended, whereby a maximum possible loan amount of $1,250,000 will be provided to the Company. The Company has received the total loan amount of $1,250,000 from the lenders. The loan principal and interest may be converted by the lenders into equity in the Company at any time during the loan term, at a conversion price of $.25 per Ordinary Share ("Conversion Price"). Also, warrants exercisable for purchase of up to 5,000,000 of the Company's ordinary shares have been issued to the lenders covering the stated loan amount, based on such loan amount divided by the Conversion Price. Warrants shall also be issued on an annual basis for any accumulated interest on the loan. Registration rights have been granted to the lenders in connection with the conversion rights and warrants described above, covering a total of 13,310,000 shares. Demand registration rights (exercisable by the "Lender Majority", as defined in the agreement) shall be in effect until three (3) months following the third anniversary of the last applicable warrant issuance date. No demand served on the Company shall be effective until at least the Lender Majority has effected a conversion of the loan into equity; and

     e. piggy-back registration rights were included in all warrants detailed above in this Item 10.

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

MATERIAL CONTRACTS IN 2002.

Consulting and Fundraising Agreements

On September 1, 2002, Commtouch entered into two agreements with AxcessNet Ltd., one for the providing of consulting services to Commtouch ("agreement 1") and the other for the facilitating of fundraising and strategic commercial transactions ("agreement 2"). Under agreement 1, AxcessNet is to receive a payment of $200,000, comprised of cash of $140,000 and warrants valued at $60,000. Under agreement 2, as amended on December 1, 2002,

AxcessNet is entitled to receive 5% of proceeds received by Commtouch from fundraising activities (and in the case of a business combination, a minimum fee of $100,000), as well as from commercial transactions entered into by Commtouch through the efforts of AxcessNet. The compensation to be paid under agreement 2 is payable in either cash or warrants, at AxcessNet's discretion, but if the warrants are to exceed 250,000, Commtouch has the right to pay any excess in cash. Furthermore, in the event that Commtouch is acquired by a third party, any continuing payment obligations of Commtouch to AxcessNet under agreement 2 at the time of such acquisition may be fully liquidated by a payment of the lesser of twenty four months worth of payments or the number of months remaining under Commtouch's obligations to AxcessNet. During their relationship under agreement 1 and agreement 2, Commtouch and AxcessNet have been working together closely in furtherance of the Company's business, and are in constant communications with one another. AxcessNet is also a lender under the convertible loan agreement entered into in early 2003. See "Item 3. Key Information - Recent Developments - Convertible Loan Transaction."

Private Placement of February 2002

See "Item 7. Major Shareholders and Related Party Transactions - Private Placement of February 2002".

Lease Termination Agreement between Young Woo & Assoc., LLC and Commtouch Inc. and Commtouch Software Ltd. (as guarantor) dated September 6, 2002

Pursuant to the agreement with Young Woo, Commtouch and Young Woo agreed to terminate the New York facilities lease agreement. Within the framework of this agreement Commtouch made certain payments to Young Woo and transferred ownership to certain furniture, and Young Woo released Commtouch from the remainder (approximately two years) of the lease term under the original agreement and the related guarantee.

Surrender Agreement between Omni South Beach, L.P. and Commtouch Latin America Inc. dated August 31, 2002

Pursuant to the agreement with Omni, Commtouch and Omni agreed to terminate the Miami facilities lease agreement. Within the framework of this agreement Commtouch made certain payments to Omni, terminated a sublease agreement with a third party sublessee of Commtouch and transferred ownership to certain furniture to Omni, and Omni released Commtouch from the remainder (approximately five years) of the lease term under the original agreement.

Amended and Restated 1999 Non-Employee Directors Stock Option Plan

The allotment of shares under the original 1999 Non-Employee Directors Stock Option Plan was in the amount of 180,000 ordinary shares, with an additional allotment in 2000 bringing the plan's total allotment to 500,000 shares, an allotment in 2001 bringing the plan's total to 750,000 ordinary shares and two allotments during 2002 totaling 700,000 ordinary shares bringing the plan's total to 1,450,000. During 1999, each individual who first joined the Board of Directors as a non-employee director on or after the effective date of the initial public offering received an option grant for 10,000 shares. Subsequent to July 2000, individuals who joined the board received an initial grant of 30,000 options. Directors who are reelected at the annual meeting of shareholders are generally entitled to additional grants of 10,000 shares, though those directors reelected at the August 22, 2001 annual meeting of shareholders were entitled to a grant of 33,750, those directors in office immediately after the extraordinary general meeting of shareholders on February 25, 2002 were granted a one-time option grant of 150,000 ordinary shares and those directors in office immediately after the annual meeting of shareholders on November 18, 2002 were granted a one-time option grant of 50,000 ordinary shares. Also, in addition to the grant of shares for her reelection as a director in August 2001, Carolyn Chin, in recognition of her activities as Chairman of the Board, received an additional grant of 221,250 ordinary shares.

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

See the discussion under Item 4 "Information on the Company - Description of Property" for an indication of where the Company's Amended and Restated Articles of Association may be inspected. In addition, the Articles are attached as an exhibit to this Form 20-F.

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

Tax Reform

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of controlled foreign corporation was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiaries primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

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

The Company has participated in programs sponsored by the OCS for the support of research and development activities. Through December 31, 2002, the Company had recorded grants from OCS aggregating approximately $_1.4_ million for certain of the Company's research and development projects. These grants were recorded as a reduction of research and development costs. As noted, the Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants. We believe that we have no obligation for royalties in 2002, related to the 2002 grants, since we had not started generating revenue for the product developed with such grants, but we may have obligations for royalties in 2003 and future years.

With regard to grants before 2002, the Company claims that all of these programs, which were funded at a total of $1.2 million, had failed and therefore it will not be obligated to pay royalties. In March 2002, the Company submitted an application for project failure with regard to projects from 2001 and prior years. This application was accepted by the OCS in August 2002. Accordingly, the Company has determined that as of December 31, 2002 there are no contingent liabilities for royalties under those projects.

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

Sale or Exchange of Ordinary Shares

A U.S. Holder's sale or exchange of ordinary shares will result in the recognition of gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the ordinary shares sold. Subject to the following discussion of the consequences of Commtouch being treated as a Passive Foreign Investment Company or a Foreign Investment Company, such gain or loss will be capital gain or loss if such ordinary shares are a capital asset in the hands of the U.S. Holder. Gain or loss realized on the sale of ordinary shares will be long-term capital gain or loss if the ordinary shares sold had been held for more than one year at the time of their sale. Long-term capital gains recognized by certain taxpayers generally are subject to a reduced rate of federal tax (currently a maximum of 15%). If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain or loss. Short-term capital gains generally are subject to tax at the same rates as ordinary income. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

See discussion under this Item 10 "Israeli Taxation and Investment Programs--Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders" for a discussion of taxation by Israel of capital gains realized on sales of capital assets.

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

Any Israeli withholding tax imposed on dividends paid to a U.S. Holder will be a foreign income tax eligible for credit against such U.S. Holder's U.S. federal income tax liability subject to certain limitations. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by Commtouch with respect to ordinary shares will generally constitute "passive income". Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a general prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90% and an allowance of foreign tax credits for alternative minimum tax purposes only to the extent of foreign-source alternative minimum taxable income. See under this Item 10 "Israeli Taxation and Investment Programs -- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."

Information Reporting and Backup Withholding

Any dividends paid on, or proceeds derived from a sale of, the ordinary shares to, or by, U.S. Holders may be subject to U.S. information reporting requirements and the 28% U.S. backup withholding tax unless the holder (i) is a corporation or other exempt recipient or (ii) provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

Tax Status of Commtouch for U.S. Federal Income Tax Purposes

Passive Foreign Investment Company. If Commtouch were deemed to be a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period for such ordinary shares and an interest charge would be imposed on the amount of deferred tax on such income which is allocated to prior taxable years. Generally, Commtouch will be treated as a PFIC for any tax year if, in such tax year or any prior tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets by value produce or are held for the production of passive income. Commtouch does not believe it satisfies either of the tests for PFIC status for any of its pre-2003 tax years. Commtouch expects that the majority of its assets will continue to generate sufficient levels of active income, and the percentage (by value) of its assets not producing or held for the production of passive income will continue to be sufficient, for it to avoid PFIC treatment for U.S. federal income tax purposes in post-2002 tax years. However, since the determination whether Commtouch is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond Commtouch's control, there can be no assurance that Commtouch will not become a PFIC at some time in the future. If Commtouch were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his or her proportionate share of Commtouch's earnings and profits in years in which Commtouch is a PFIC whether or not distributions of such earnings and profits are actually made to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her ordinary shares generally would be taxed as a capital gain. Alternatively, a U.S. Holder may elect to mark the ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of its ordinary shares and the adjusted basis of such stock. See "U.S. Tax Considerations Regarding Ordinary Shares Acquired by U.S. Taxpayers - Sale or Exchange of Ordinary Shares" above. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making a QEF Election if Commtouch is treated as a PFIC.

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

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company, or a PHC, if (i) five or fewer individuals at any time during the last half of a tax year (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income for the taxable year, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 15% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

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

Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998, and since January 1, 2003, all exchange control restrictions have been removed, although there are still reporting requirements for foreign currency transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Nonresidents of Israel who purchase our ordinary shares are able to repatriate in non-Israeli currency both dividends (after deduction of withholding tax) and the proceeds from the sale of the shares.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures


(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Exchange Act, within 90 days of the filing date of this report. Based on their evaluation, our principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective.


(b) There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. Reserved

                                    PART III

Item 17. Financial Statements.


The Company has responded to Item 18.

Item 18. Financial Statements

     (a) Financial Statements

                                                                        Page
                                                                        ----
Report of Independent Auditors.....................................      F-1
Consolidated Balance Sheets........................................      F-2
Consolidated Statements of Operations..............................      F-3
Statement of Changes in Shareholders' Equity.......................      F-4
Consolidated Statements of Cash Flows..............................      F-5
Notes to Consolidated Financial Statements.........................      F-8

     (b) Financial Statement Schedule:

The following financial statement schedule of Commtouch Software Ltd. for each of the three years in the period ended December 31, 2002 is filed as part of the Annual Report and should be read in conjunction with the consolidated financial statements of Commtouch Software, Ltd.

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

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at item 18(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Commtouch Software Ltd. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respect the information set forth therein.

Tel-Aviv, Israel
March 7, 2003

                                                KOST, FORER & GABBAY
                                         A Member of Ernst & Young Global

                             COMMTOUCH SOFTWARE LTD.

                           CONSOLIDATED BALANCE SHEETS
               (USD in thousands, except share and per share data)

                                                                                                December 31,
                                                                                          ----------------------
                                                                                             2001         2002
                                                                                          ---------    ---------
Assets
Current Assets:
   Cash and cash equivalents......................................................        $   2,248    $   1,388
   Trade receivables, net.........................................................              864           64
   Prepaid expenses and other accounts receivable.................................              700          231
                                                                                          ---------    ---------
   Total current assets...........................................................            3,812        1,683
                                                                                          ---------    ---------

   Long-term lease deposits.......................................................              261            5
   Severance pay fund.............................................................              320          264
   Property and equipment, net....................................................            5,152        1,029
   Equity investment..............................................................               --            3
                                                                                          ---------    ---------
                                                                                          $   9,545    $   2,984
                                                                                          ---------    ---------
Liabilities and Shareholders' Equity
Current Liabilities:
   Bank credit line and current maturities of bank loans and capital leases               $     799    $     ---
   Accounts payable...............................................................            1,374          338
   Employees and payroll accruals.................................................              633          424
   Deferred revenues..............................................................              839           --
   Accrued expenses and other liabilities.........................................              774          372
                                                                                          ---------    ---------
   Total current liabilities......................................................            4,419        1,134
                                                                                          ---------    ---------

   Long-term bank loans and capital leases........................................              260           --
   Other liabilities..............................................................              255          135
   Accrued severance pay..........................................................              425          278
                                                                                          ---------    ---------
                                                                                                940          413
                                                                                          ---------    ---------
   Minority interest..............................................................              127          ---
                                                                                          ---------    ---------
Commitments and Contingencies

Shareholders' Equity
   Ordinary Shares, nominal value NIS 0.05 par value-
   Authorized: 40,000,000 shares as of
   December 31, 2001 and 2002; Issued and
   outstanding: 17,496,819 and  22,219,696 shares
   as of December 31, 2001 and 2002, respectively.................................              239          290
   Additional paid-in capital.....................................................          152,162      153,460
   Deferred stock compensation....................................................             (828)        (277)
   Notes receivable from shareholders.............................................             (754)        (365)
   Accumulated deficit............................................................         (146,760)    (151,671)
                                                                                          ---------    ---------
   Total shareholders' equity.....................................................            4,059        1,437
                                                                                          ---------    ---------
                                                                                          $   9,545    $   2,984
                                                                                          =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (USD in thousands, except share and per share data)

                                                                                               Year ended
                                                                                              December 31,
                                                                                  ----------------------------------
                                                                                     2000*        2001*       2002
                                                                                  -----------  ----------  ---------
Revenues:
   Email services..........................................................       $  17,771     $ 13,318    $  3,238
   Software licenses.......................................................           1,000          270         200
                                                                                  ---------     --------    --------
   Total revenues..........................................................          18,771       13,588       3,438
                                                                                  ---------     --------    --------
Cost of revenues:
   Email services..........................................................          11,800       13,962       1,675
   Software licenses.......................................................              --           --          --
                                                                                  ---------     --------    --------
   Total cost of revenues..................................................          11,800       13,962       1,675
                                                                                  ---------     --------    --------
Gross profit (loss)........................................................           6,971         (374)      1,763
                                                                                  ---------     ---------   --------
Operating expenses:
   Research and development, net...........................................          10,244        5,884       2,246
   Sales and marketing.....................................................          26,534       12,894       1,176
   General and administrative..............................................          13,455       10,337       2,588
   Amortization of the prepaid marketing expenses..........................           4,508           --          --
   Amortization of stock-based employee deferred compensation (1)                     3,050        2,204         551
   Write-off of property and equipment and other...........................              --       10,166         750
                                                                                  ---------    ---------   ---------
   Total operating expenses................................................          57,791       41,485       7,311
                                                                                  ---------    ---------   ---------
Operating loss.............................................................         (50,820)     (41,859)     (5,548)
   Interest and other income (expense), net................................           2,886          583         (60)
   Equity in losses of affiliate ..........................................              --           --         (56)
   Write-off of impaired long-term investments.............................          (5,000)      (2,000)         --
   Minority interest.......................................................              55          285          74
                                                                                  ---------     --------    --------
Loss from continuing operations............................................         (52,879)     (42,991)     (5,590)
                                                                                  ----------    ---------   ---------
Discontinued operations
   Gain from disposal of Wingra............................................              --           --       1,014
   Discontinued operations - Wingra........................................          (1,346)     (18,016)      (335)
                                                                                  ---------     --------    --------
Income (Loss) from discontinued operations.................................          (1,346)     (18,016)       679
                                                                                  ---------     --------    --------
Net loss...................................................................       $ (54,225)    $(61,007)   $ (4,911)
                                                                                  =========     ========    ========
Basic and diluted net loss per share
   Loss from continuing operations.........................................       $   (3.42)    $  (2.51)   $  (0.27)
   Income (Loss) from discontinued operations..............................           (0.09)    $  (1.05)   $   0.03
                                                                                  ---------     --------    --------
Net loss...................................................................       $   (3.51)    $  (3.56)   $  (0.24)
                                                                                  =========     ========    ========
Weighted average number of shares used in computing
   basic and diluted net loss per share....................................          15,462       17,152      20,854
                                                                                  =========     ========    ========

                                                                                               Year ended
                                                                                              December 31,
                                                                                  ----------------------------------
                                                                                     2000         2001        2002
                                                                                  ----------   ---------   ---------
(1) Stock-based Employee Compensation Relates to the following:
   Cost of revenues........................................................       $     102     $     82    $     20
   Research and development, net...........................................             284          226          56
   Sales and marketing.....................................................             795          554         139
   General and administrative..............................................           1,869        1,342         336
                                                                                  ---------     --------    --------
   Total...................................................................       $   3,050     $  2,204    $    551
                                                                                  =========     ========    ========

* - Reclassified to conform to the current years classification mainly due to divestiture of Wingra. The accompanying notes are an integral part of these consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
               (USD in thousands, except share and per share data)

                                                                       Ordinary shares     Additional
                                                                 ----------------------      paid-in
                                                                     Shares       Amount     capital
                                                                 ------------     ------    --------
Balance as of January 1, 2000                                      15,199,344       213      133,403
   Issuance of shares upon exercise of                                440,384         6        1,701
     options........................................
   Amortization of deferred stock                                          --        --           --
     compensation...................................
   Repayment of notes receivable....................                       --        --           --
   Other comprehensive income-unrealized
     holding losses on marketable                                          --        --           --
     securities.....................................
   Issuance of shares to minority interest
     in                                                                    --        --        1,090
     Japan-Note 2i..................................
   Issuance of shares and vested options
     and warrants                                                   1,285,294        17       14,800
     in consideration of the acquisition
     of Wingra......................................
   Net loss.........................................                       --        --           --
   Total comprehensive loss.........................                       --        --           --
                                                                 ------------     -----     --------
Balance as of December 31, 2000.....................               16,925,022       236      150,994
   Issuance of shares, net..........................                  315,789         2          256
   Issuance of shares upon exercise of                                256,008         1          116
     options........................................
Stock  based  compensation
   related to  warrants                                                    --        --           53
     granted to a service provider..................
   Amortization of deferred stock                                          --        --           --
     compensation...................................
   Deferred stock based compensation................                       --        --          303
   Repayment of notes receivable....................                       --        --           --
   Forgiveness of notes receivable..................                       --        --           --
   Other comprehensive income-unrealized
     holding losses on marketable                                          --        --           --
     securities.....................................
   Issuance of shares to minority interest
     in Japan-Note 2i...............................                       --        --          440
   Net loss.........................................                       --        --           --
   Total comprehensive loss.........................                       --        --           --
                                                                 ------------     -----     --------
Balance as of December 31, 2001.....................               17,496,819       239      152,162
   Issuance of shares, net..........................                4,434,932        48        1,295
   Issuance of shares upon exercise of                                287,945         3            3
     options........................................
Amortization  of  deferred
   stock based compensation.........................                       --        --           --
   Repayment of notes receivable....................                       --        --           --
   Valuation allowance for notes receivable.........                       --        --           --
   Net loss.........................................                       --        --           --
                                                                 ------------     -----     --------
Balance as of December 31, 2002.....................               22,219,696     $ 290     $153,460
                                                                 ============     =====     ========

                                                     Stock-based      Notes     Accumulated
                                                       employee     receivable      other
                                                       deferred       from      comprehensive Accumulated
                                                     compensation  shareholders     income      deficit         Total
                                                     ------------  ------------     ------      -------         -----
Balance as of January 1, 2000 .......................   (5,779)       (1,060)        63         (31,528)        95,312
   Issuance of shares upon exercise of options ......     --            --          --             --            1,707
   Amortization of deferred stock based compensation     3,050          --          --             --            3,050
   Repayment of notes receivable ....................     --              19        --             --               19
   Other comprehensive income--unrealized
     holding losses on marketable securities ........     --            --          (42)           --              (42)
   Issuance of shares to minority interest in
     Japan-Note 2i ..................................     --            --          --             --            1,090
   Issuance of shares and vested options and warrants
     in consideration of the acquisition ............     --            --          --             --           14,817
     of Wingra
   Net loss .........................................     --            --          --          (54,225)       (54,225)
                                                                                                              --------
   Total comprehensive loss .........................     --            --          --             --          (54,267)
                                                       -------       -------       ----       ---------       --------
Balance as of December 31, 2000 .....................   (2,729)       (1,041)        21         (85,753)        61,728
   Issuance of shares, net ..........................     --            --          --             --              258
   Issuance of shares upon exercise of options ......     --            --          --             --              117
   Amortization of deferred stock based compensation     2,204          --          --             --            2,204
   Stock based compensation related to warrants
     granted to a service provider ..................     --            --          --             --               53
   Deferred stock compensation ......................     (303)         --          --             --             --
   Repayment of notes receivable ....................     --             144        --             --              144
   Forgiveness of notes receivable ..................     --             143        --             --              143
   Other comprehensive income--unrealized
     holding losses on marketable securities ........     --            --          (21)           --              (21)
   Issuance of shares to minority interest in
     Japan-Note 2i ..................................     --            --          --             --              440
   Net loss .........................................     --            --          --          (61,007)       (61,007)
   Total comprehensive loss .........................     --            --          --             --          (61,028)
                                                       -------       -------       ----       ---------       --------
Balance as of December 31, 2001 .....................     (828)         (754)       --         (146,760)         4,059
   Issuance of shares, net ..........................     --            --          --             --            1,343
   Issuance of shares upon exercise of options ......     --            --          --             --                6
   Amortization of deferred stock based compensation       551          --          --             --              551
   Repayment of notes receivable ....................     --               4        --             --                4
   Valuation allowance for notes receivable .........     --             385        --             --              385
   Net loss .........................................     --            --          --           (4,911)        (4,911)
                                                       -------       -------       ----       ---------       --------

Balance as of December 31, 2002 .....................  $  (277)      $  (365)      $--        $(151,671)      $  1,437
                                                       =======       =======       ====       =========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (USD in thousands)

                                                                                         Year Ended
                                                                                         December 31,
                                                                                -----------------------------
                                                                                  2000*      2001*     2002
                                                                                --------   --------   -------
Cash flows from operating activities:
   Net loss ..................................................................  $(54,225)  $(61,007)  $(4,911)
      Less loss for the period from discontinued operations ..................     1,346     18,016       335
   Adjustments to reconcile net loss to net cash used in Operating activities:
       Depreciation and amortization .........................................     5,891      7,432     1,988
       Amortization of stock-based employee deferred compensation and warrants
         issued for services received and bank line of credit ................     3,050      2,204       551
       Amortization of prepaid marketing expenses ............................     4,508       --        --
       Write-off of impaired long-term investments ...........................     5,000      2,000      --
       Write-off of property, equipment and other ............................      --       10,166       750
       Loss from sale of property and equipment ..............................      --          751       247
       Gain from sale of discontinued operations .............................      --         --      (1,014)
       Loss from sale of shares in consolidated subsidiary ...................      --         --         153
       Share of equity interest ..............................................      --         --         (56)
       Valuation allowance of notes receivable ...............................      --         --         385
   Changes in assets and liabilities:
       Trade receivables, net ................................................    (1,541)     3,712       114
       Prepaid expenses and other accounts receivable ........................    (1,931)     2,932       379
       Accounts payable ......................................................     2,118     (3,052)     (981)
       Employee and payroll accruals, accrued expenses and other liabilities .     4,109     (5,164)     (496)
       Deferred revenues .....................................................       612       (739)     (445)
       Accrued severance pay, net ............................................       (64)       216       (91)
       Forgiveness of notes receivable .......................................      --          143      --
       Minority interest in losses of a consolidated subsidiary ..............       (55)      (285)      (74)
       Other .................................................................       (99)    (1,969)      366
                                                                                --------   --------   -------
Net cash used in operating activities ........................................   (31,281)   (24,644)   (2,800)
                                                                                --------   --------   -------
Cash flows from investing activities:
   Proceeds from sales of marketable securities ..............................    18,969      8,586      --
   Purchases of marketable securities ........................................    (9,568)      --        --
   Purchase of long-term investments .........................................    (7,000)      --        --
   Long-term lease deposits ..................................................      (163)       202       100
   Proceeds from acquisition of Wingra .......................................       305       --        --
   Sale of Wingra ............................................................      --         --        (193)
   Sale of consolidated subsidiary ...........................................      --         --           1
   Proceeds from sale of property and equipment ..............................       337        160       719
   Purchase of property and equipment ........................................   (19,092)    (3,265)     --
                                                                                --------   --------   -------
Net cash (used) provided in investing activities .............................   (16,212)     5,683       627
                                                                                --------   --------   -------
Cash flows from financing activities:
   Repayment of note receivable by shareholder ...............................        19        144         4
   Repayment of bank loans and notes payable .................................      --         (946)      (40)
   Principal payment of capital lease ........................................      (619)       (24)     --
   Proceeds from issuance of shares, net .....................................     1,707        428     1,349
   Proceeds from minority interest in consolidated subsidiary ................     1,090        440      --
   Contribution from minority interest of consolidated subsidiary ............       131        336      --
                                                                                --------   --------   -------
Net cash provided by financing activities ....................................     2,328        378     1,313
                                                                                --------   --------   -------
Decrease in cash and cash equivalents ........................................   (45,165)   (18,583)     (860)
Cash and cash equivalents at the beginning of the year .......................    65,996     20,831     2,248
                                                                                --------   --------   -------
Cash and cash equivalents at the end of the year .............................  $ 20,831   $  2,248   $ 1,388
                                                                                ========   ========   =======

* - Reclassified to conform to the current years classification mainly due to divestiture of Wingra.

Supplemental disclosure of cash flows activity: Cash paid during the year:
   Interest................................................................     $     31    $   161   $     3

Proceeds from acquisition of Wingra, for year ended December 31, 2000 were as follows:


Tangible assets acquired                                             $    475
Liabilities assumed                                                    (3,054)
                                                                     ---------
Net liabilities assumed:                                               (2,579)


Customer base                                                           1,340
Workforce-in-place                                                        550
Intellectual Property                                                   1,660
In-process research & development expenses                              1,280
Goodwill                                                               12,590
                                                                     ---------
Intangibles acquired:                                                  17,420

Cash acquired:                                                            305
                                                                     ---------
Purchase price                                                       $ 15,146

The proceeds from the sale of Wingra, for year ended December 31, 2002 were as follows:

Tangible assets sold                                                 $    314
Liabilities transferred                                                (1,521)
                                                                     ---------
Net liabilities transferred:                                           (1,207)

Cash transferred:                                                         193
                                                                     ---------
Gain from sale of Wingra                                             $ (1,014)

The proceeds from the of shares in consolidated subsidiary (Commtouch K.K. (Japan), now known as Imetrix), for year ended December 31, 2002 were as follows:

Tangible assets                                                      $    421
Liabilities                                                              (267)
                                                                     ---------
Net assets transferred:                                                   154

Cash received:                                                              1
                                                                     ---------
Loss from sale of consolidated subsidiary                            $    153


The accompanying notes are an integral part of these consolidated financial statements.

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

a. Commtouch Software Ltd. ("Commtouch", "the Company") was incorporated under the laws of Israel in 1991. Commtouch has five subsidiaries: Commtouch Inc., Commtouch (UK) Ltd, Commtouch Latin America Inc. (dissolved during 2002), Wingra, Inc. ("Wingra") (sold during 2002) and Commtouch K.K. (Japan) (now known as Imetrix) (majority owned during a portion of 2002, and in which Commtouch currently holds a 32% interest). The Company and its subsidiaries develop and provide email anti-spam solutions to enterprises. Until December 31, 2002, the Company and its subsidiaries provided email and messaging solutions, to customers ranging from service providers to large and small businesses, who offered the Company's Web-based email through their website to their end users.

In 2002, the Company sold its migration service business and most of its hosted email services and, while it initially changed its focus to providing email and messaging solutions to service providers (see Note 1b below), it subsequently ceased promoting its email and messaging solutions and began concentrating solely on developing its anti-spam solutions.

In consideration of the sale of most of its hosted email services, the Company received up front non-refundable license fee and is entitled to royalties from the sales to its past customers. Royalties are paid according to the collection from these customers.

During 2002, approximately 57% of the revenues were derived from two customers (39% from customer A and 18% from customer B). During 2001 and 2000, no single customer accounted for more than 10% of the revenues.

b. Discontinued operations

In November 2000, the Company acquired Wingra Technologies Inc. ("Wingra"), a provider of messaging integration and migration solutions for large enterprises (see also Note 3).

In February 2002, the Company sold off its migration service business, Wingra, to Wingra's senior management. The results of operations of Wingra have been eliminated from the consolidated results of operations of Commtouch as a result of the disposal transaction.

The proceeds from the sale of Wingra, for year ended December 31, 2002 were as follows:

Tangible assets:                                              $    314
Liabilities transferred                                         (1,521)
                                                              --------
Net liabilities transferred:                                    (1,207)

Cash transferred:                                                  193
                                                              --------
Gain from sale of Wingra                                      $  1,014

The results of operations including revenue, operating expenses and other income and expense of Wingra for 2000, 2001 and 2002 have been reclassified in the accompanying statements of operations as discontinued operations.

Obligations to employees for severance and other benefits resulting from the discontinuation have been reflected in the financial statements on an accrual basis.

Summary operating results from the discontinued operation for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                         Year Ended December 31,
                            ---------------------------------------------------
                                  2000             2001              2002
                            ----------------- ----------------  ---------------

Revenues                     $         344     $       1,730     $         157
Cost of revenues                        64               643                76
                            ----------------- ----------------  ---------------

Gross profit                           280             1,087                81
Operating expenses                     261             3,029               416
Amortization and impairment
  of goodwill and other
  intangible assets                     85            16,074                --
In-process research
  and development                    1,280               --                 --
                            ----------------- ----------------  ---------------
Operating loss               $      (1,346)    $     (18,016)    $        (335)
                            ================= ================  ===============

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a. Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial Statements in U. S. Dollars:

A majority of the revenues of the Company and its subsidiaries is made in United States dollars ("dollars"). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and each of its subsidiaries operate. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c. Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and majority-owned subsidiary. All inter-company balances and transactions have been eliminated in consolidation.

d. Cash and Cash Equivalents:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

e. Property and Equipment:

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets ranging from two to seven years. Leasehold improvements are amortized by the straight-line method over the lease term.

The Company and its subsidiary's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


value less costs to sell. For the year ended December 31, 2002 the Company had impairment losses totaling $ 750, which were recorded as operating expenses.

During 2001, due to the economic slowdown, the reduction of the employee headcount and the transfer into new facilities, the Company assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". According to the evaluation the Company decided to record impairment losses totaling $10,166, which were recorded as operating expenses.

f. Long-Term Investments:

Long-term investments are recorded at lower of cost or estimated fair value according to Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stocks", since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee. Long-term investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such investments may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the investment. Measurements of an impairment loss for long-term investments that management expects to hold are based on the fair value of the investment.

The Company invested $7,000 in the first nine months of 2000 in three Internet centric companies in which the Company believed it had a significant ongoing strategic interest.

Due to the economic slowdown and the significant decline in capital available to and in valuations of its investment in privately funded Internet centric companies, the Company believes all of these investments are impaired. During 2000 and 2001, based on a comprehensive review of the Company's investments, the Company recorded a non-cash charge of $5,000 and $2,000, respectively, to write-down the recorded investment values.

g. Goodwill and Other Purchased Intangible Assets:

Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisition prior July 1, 2001 was amortized until December 31, 2001 on a straight-line basis over 5 years. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142") goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

Intangible assets included workforce-in-place, intellectual property and customer base subject to amortization arose from acquisition prior July 1, 2001, are being amortized on a straight-line basis over their useful lives, which are three, four and three years, respectively in accordance with APB Opinion No. 17 "Intangible Assets" ("APB 17").

The carrying value of goodwill and other purchased intangible assets were periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining goodwill amortization period in accordance with APB No. 17.

At December 31, 2001, due to the economic slowdown, the Company performed a comprehensive review of the Company's goodwill and other purchased intangible assets. As a result, the Company recorded a non-cash charge of $13,280, to write-down the recorded values to zero.

h. Minority Interest:

Minority interest represents a shareholders' proportionate share of the equity of Commtouch, K.K. (Japan). At December 31, 2001 and 2002, the Company owned 70.6% and 32%, respectively, of the equity and voting rights of Commtouch, K.K. (Japan) (now known as Imetrix).

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


During 2001, the Company's strategic partner in Japan, CSK, invested approximately $800 in Commtouch, K.K. (Japan). According to Staff Accounting Bulletin No. 84 "Accounting for Sales of Stock by a Subsidiary", the Company had not recognized gains from this issuance of shares since it is considered to be an early stage company and thus classified it to Shareholders' Equity section of the balance sheet under Additional paid-in capital. In April 2002, as part of the Company's focus change, the Japanese subsidiary's employees purchased 38% of Commtouch, K.K. (Japan) shares from the Company for approximately $1 (the par value of the shares). Consequently the Company's holdings decreased from 70% to approximately 32%. The sale of the shares resulted in a loss of $153 that was recorded as part of the equity in losses of an affiliate.

i. Research and Development Costs:

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company did not incur any material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 2000, 2001 and 2002, the Company has charged all software development costs to research and development expense in the period incurred.

j. Revenue Recognition:

During 2002, the Company derives its revenues from providing hosted email services, royalties for the sale of its hosted Email services and from software license agreements.

Revenues from Email services are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed and determinable and collectibility is probable. Revenues from contracts that are not dependent upon the number of mailboxes and provide non-refundable fixed payments are recognized ratably over the contract term. Revenues from contracts specifying a contractual rate per mailbox per month are recognized monthly for mailboxes covered by the respective contracts. Revenues from contracts based on a share of advertising revenues earned by business partners are recognized when such revenues are earned. Amounts received in advance of service delivery are recorded as deferred revenues. Other service revenues are primarily comprised of revenues from consulting and training fees. Consulting services are billed at an agreed upon rate plus out-of-pocket expenses and training services on a per session basis. The Company recognizes service revenues from consulting and training when provided to the customer.

The Company accounts for software license revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP 98-9"), for all multiple elements transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "Residual Method" when "Vendor Specific Objective Evidence" ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Revenue from software licenses fees to end users are recognized when persuasive evidence of an arrangement exists, delivery of the software has occurred, no significant obligation with regard to the implementation remain, the fee is fixed and determinable and collectibility is probable.

Royalties for the sale of the hosted email services are recognized when persuasive evidence of an arrangement exists, services are provided, no significant obligation with regard to the implementation remain, the fee is fixed and determinable and collectibility is probable.

k. Concentrations of Credit Risk:

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


SFAS No. 105, "Disclosure of Information About Financial Instruments with off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk" requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash and cash equivalents. The majority of the Company's cash and cash equivalents are invested in dollar and dollars linked investments and are deposited in major banks in United States and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and the Far East. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. The allowance for doubtful accounts is composed of specific debts that are doubtful of collection amounting to $582 and $41 at December 31, 2001 and 2002, respectively. Bad debt expense (recovery) for the years-ended December 31, 2000, 2001 and 2002 were $2,000, $260 and $(40), respectively.

l. Accounting for Stock-Based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options equals or is above the market value of the underlying stock on the date of grant, no compensation expense is recognized.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation Transition and Disclosure" - an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB 25 (See also Note 13f).

Pro forma information under SFAS 123 is as follows:

                                                          2000         2001         2002
                                                       ---------    ---------    ---------
Net loss as reported.............................      $ (54,225)   $ (61,007)   $  (4,911)
                                                       =========    =========    =========
Pro forma net loss...............................      $ (68,309)   $ (65,734)   $  (8,627)
                                                       =========    =========    =========
Pro forma basic and diluted net loss per share...      $   (4.42)   $   (3.83)   $   (0.41)
                                                       =========    =========    =========

The Company applies SFAS 123 and Emerging Issues Task Force 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18") with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of these options at the grant date. In accounting for warrants granted to those other than employees, the Company applied the provisions of SFAS No. 123, and EITF 96-18. The fair value of these warrants was estimated at the grant date, using the Black-Scholes option-pricing model.

m. Royalty-bearing Grants;

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to zero, $600 and $200 in 2000, 2001 and 2002, respectively.

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


n. Basic and Diluted Net Loss Per Share:

Basic and diluted net loss per share are presented in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share", for all periods presented.

Basic net loss per share has been computed using the weighted-average number of ordinary shares outstanding during the year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilative potential ordinary shares considered outstanding during the year.

All outstanding stock options and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti-dilative for all periods presented. The total number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 4,096,455, 4,990,673 and 8,525,460 for 2000, 2001 and 2002,
respectively.

o. Severance Pay:

The Company's liability for severance pay in Israel is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with severance pay fund's insurance policies and by an accrual. The value of those funds and policies are recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for 2000, 2001 and 2002 were approximately $483, $754 and $ 58, respectively.

p. Fair Value of Financial Instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and accounts payable, approximate their fair values due to the short-term maturities of these instruments.

q. Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholder's equity or cash flows.

r. Recently Issued Accounting Pronouncements:

In June 2002, The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 allowed for an exit cost liability to be recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 27, 2002.

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


In  November  2002,  the  EITF  issued  No.  00-21,   "Accounting   for  Revenue
Arrangements with Multiple Deliverables." EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF No. 00-21 establishes three principles: revenue should be recognized separately for separate units of accounting, revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and consideration should be allocated among the separate units of accounting in an arrangement based on their relative fair values. EITF No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

The Company does not expect the adoption of the above mentioned pronouncements to have a material impact, if any, on the Company's consolidated financial statements.

Note 3: WINGRA:

a. Acquisition of Wingra Technologies Inc. ("Wingra")

On November 24, 2000, the Company entered into a definitive acquisition agreement to acquire Wingra. Wingra is a provider of messaging integration and migration solutions for large enterprises.

Pursuant to the Wingra Agreement, the shareholders of Wingra received an aggregate of 1,285,294 of Commtouch ordinary shares. In addition, all outstanding Wingra options and warrants converted into fully-vested options and warrants to purchase 305,615 of Commtouch ordinary shares. The Company also assumed certain operating assets and liabilities of Wingra. The 137,500 assumed warrants were granted by Wingra in connection with loans granted to Wingra by banks and shareholders. The exercise price of those warrants range from $0.00625 to $0.00939 and the expiration dates range from March 2001 through August 2002. The acquisition was accounted for under the purchase method, for accounting purposes, in accordance with Accounting Principles Board 16 "Business Combinations". The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The purchase price was determined to be $15,146 (based on the closing price of Commtouch ordinary shares on the date of the final agreement). The consolidation of the assets and liabilities affected the Company's balance sheet at December 31, 2000, as described in the following tables:

Total purchase price:
Ordinary shares                                         $11,970
Options and warrants                                      2,847
Acquisition expenses                                        329
                                                        -------
Purchase price                                          $15,146
                                                        -------

The purchase price was allocated to the acquired assets and assumed liabilities in the accompanying consolidated financial statements as follows:

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                              Estimated
                                               Useful
                                                Life
                                             (In Years)
                                             ----------
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
                                                              --------
                                                              $ 15,146
                                                              ========

The Company recorded a one-time charge of $1,280 in the fourth quarter of 2000 for purchased in-process technology related to a development project that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain.

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

Pursuant to a review of the Company's goodwill and other purchased intangible assets, the Company recorded during 2001 a non-cash charge of $13,280, to write-down the recorded values to zero. Amortization expenses amounted to approximately $85, $2,794 and zero for 2000, 2001 and 2002, respectively.

See Notes 2h and 2i for impairment charges during 2001.

b. Sale of Wingra - see Note 1b.

The results of operations of Wingra have been reclassified in the statements of operations as discontinued operations, See Note 1a.


NOTE 4: PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLES

                                                                December 31,
                                                               -------------
                                                               2001     2002
                                                               ----     ----


Prepaid Expenses.......................................        $ 374    $ 138
Other accounts receivable..............................          326       93
                                                               -----    -----
Prepaid expenses and other accounts receivables........        $ 700    $ 231
                                                               =====    =====

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


NOTE 5: PROPERTY AND EQUIPMENT, NET
                                                               December 31,
                                                             ----------------
                                                             2001        2002
                                                             ----        ----
Cost:
Computers and peripheral equipment....................      $ 7,314     $ 5,222
Office furniture and equipment........................        1,168         477
Motor vehicles........................................           88          88
Leasehold improvements................................        1,217         694
                                                            -------     -------
                                                              9,787       6,481
Less accumulated depreciation.........................       (4,635)     (5,452)
                                                            -------     -------
Property and equipment, net...........................      $ 5,152     $ 1,029
                                                            =======     =======

Depreciation expenses amounted to approximately $5,846, $7,462 and $1,988 for 2000, 2001 and 2002, respectively.

See Note 2 e for impairment charges during 2001 and 2002.

NOTE 6: LONG TERM BANK LOANS AND CAPITAL LEASES

                                                     Weighted
                                                      Average
                                                      Interest      December 31,
                                                        Rate            2001
                                                        ----            ----
Promissory notes with shareholders-Wingra.........     9.74%         $    585
Promissory notes with financial institutions-Wingra   11.00%              126
Capital lease obligations-Wingra..................                         45
Royalties in connection with Wingra's product                             218
                                                                     --------
                                                                          974
Less - current maturities.........................                       (714)
                                                                     --------
Total Long-term debt..............................                   $    260
                                                                     ========

The long term bank loans and capital leases were transferred in the beginning of 2002 as part of Wingra sale (see Note 1b).

NOTE 7: COMMITMENTS AND CONTINGENCIES

a. Operating Leases:

The Company leases its facility in Israel under an operating lease agreement expiring through 2003. 2003 minimum lease payments under this non-cancelable lease are $300.

The Company leases its facility in the US under operating lease agreement expiring through 2003. 2003 minimum lease payments under this non-cancelable lease are $8.

Rent expenses for 2000, 2001 and 2002 were approximately $2,300, $2,800 and $400, respectively. The above rent expense is net of sub-lease rental income from various of the Company's unused premises totaling approximately $700 in 2002, $100 in 2001 and none in 2000.

b. Royalties:

From 1993 until 2000 the Company received funding from the OCS. In 2001, the Company reversed the $400 accrual it recorded in past years and determined that as of December 31, 2001 there are no contingent liabilities for royalties for these projects. In March 2002, the Company received an approval for project failure from the OCS, stating that there are no contingent liabilities for royalties for these projects.

In 2002 and 2001, the Company received royalty bearing grants totaling $200 and $600, respectively, from the Israeli government, which were recorded as a reduction of research and development expenses. The Company is committed to pay royalties of 3% to 5% to the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated in financing such projects through the Office of the Chief Scientist ("the OCS"), up to the amount equal to 100% of the grants received by the Company, linked to the dollar

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


and bears interest at an annual rate of LIBOR. As of December 31, 2002 the Company had a contingent liability to pay royalties of approximately $800.

c. Employee Options Withholding Tax

In April 2001, the Israeli Tax Authority ("ITA") demanded withholding tax from the Company on behalf of former employees who exercised options and a reserve was recorded. As of December 31, 2001, the Company did not believe it had any liability and thus the reserve was cancelled. During 2002, the Company received a final assessment from the ITA, according to which the Company does not have any withholding tax liability.

d. Bank Line of Credit:

Due to the acquisition of Wingra, Inc., the Company assumed a revolving credit arrangement with a financial institution. The credit agreement was collateralized by certain assets of the Company. The provisions of the credit agreement enable the Company to borrow up to $100 on a revolving line of credit at annual interest rate of 14.25%. The amount outstanding at December 31, 2001 was approximately $100.
Due to the sale of Wingra in the beginning of 2002 there is no outstanding bank line of credit as of December 31, 2002.

e. Class Action Litigation

Following the restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of its officers and a director, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's financial statements. These lawsuits were consolidated into one action in late 2001. Thereafter, the Company filed a Motion to Dismiss, which was granted. The plaintiffs then filed a second amended and consolidated complaint, and the Company's second motion to dismiss was only partially accepted, with the end result being that the plaintiff's filed a third amended and consolidated complaint. The Company (including the individual defendants) filed an answer to that complaint, and the case then moved into the discovery stage, with the case being set for trial in January 2004 (See also Note 12 for subsequent events).

NOTE 8: RESTRUCTURING CHARGES

During 2001, the Company announced that it was implementing strategic initiatives intended to further reduce costs. In connection with the strategic initiatives, and in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", SAB 100 "Restructuring and Impairment Charges" and EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring)" (EITF 94-3), the Company recorded restructuring and other non-recurring charges of approximately $11,166. The restructure included curtailing expenses and reducing the number of employees.

As a part of the cost containment efforts, the Company reached settlements agreements with a few of its vendors. Some of the settlement agreements included issuance of shares or warrants while other included only cash payments. The amount written off totaled approximately $800, which was deducted from the relevant categories of operating expenses, and the Company also recorded approximately $100 compensation expenses regarding the warrants issued (see Note
12b) and agreed to pay a letter of credit for approximately $1,000 it granted its landlord.

As  a  result  of  strategic  initiatives,   approximately  118  positions  were
eliminated in the Company during 2001.

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


The following table summarizes the restructuring accruals status as of December 31, 2001:

                                                               Utilized                  Balance at
                                    Restructuring     ----------------------------      December 31,
                                       charge            Cash          Non-cash             2001
                                   ----------------   ------------   -------------   -------------------
Employee termination benefits           $ 1,000          $   575          $  --            $425
and related costs
Impairment of property and
equipment                                 9,191             --              9,191           --
Written down due to settlement
agreement                                   975             --                975           --
                                        -------          -------          -------          ----

                                        $11,166          $   575          $10,166          $425
                                        =======          =======          =======          ====

During 2002, the Company continued implementing strategic initiatives intended to further reduce costs. In connection with the strategic initiatives, and in accordance with SFAS 142 and EITF 94-3, the Company recorded restructuring and other non-recurring charges of approximately $1,125. The restructure included curtailing expenses and reducing the number of employees. As a result of strategic initiatives, approximately 37 positions were eliminated in the Company during 2002

The following table summarizes the restructuring accruals status as of December 31, 2002:

                                                               Utilized                  Balance at
                                    Restructuring     ----------------------------      December 31,
                                       charge            Cash          Non-cash             2002
                                   ----------------   ------------   -------------   -------------------
Lease deposits and termination fees     $  128             $128          $--               $--
Impairment of property and
equipment                                  750              --             750              --
Loss on sale of assets                     247              --             247              --
                                        ------             ----          -----             ----

                                        $1,125             $128          $ 997             $--
                                        ======             ====          =====             ====

NOTE 9: INCOME TAXES

Israeli Income Tax:

The Company's production facilities in Israel have been granted "Approved Enterprise" status for three separate investment programs in 1992, 1996 and 2000 by the Israeli Investment Center under the Law for Encouragement of Capital Investments, 1959 ("the Law"). The Company's first program was approved in 1995. The Company's second and third programs (which were later cancelled) received a letter of approval in April 1996 and in December 2000, respectively.

During 2001, the "Approved Enterprise" status for the 1996 investment program was cancelled. During 2002, the "Approved Enterprise" status for the 2000 investment program was cancelled.

Undistributed Israeli income derived from each of its "Approved Enterprise" programs entitle the Company to a tax-exemption for a period of two years commencing with the first year it will earn taxable income (not commenced yet) and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in the Company). These tax benefits cannot continue beyond the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%. Income that was not derived from "Approved Enterprise" during the benefits period is taxed at the regular rate of 36%. As currently only a part of the Company's capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate (once it earns taxable income) will be the determined by the weighted combination of the various applicable rates.

As of December 31, 2002, the tax benefits period for the outstanding valid program has not yet commenced.

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


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

The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

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

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index "CPI". As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

As of December 31, 2002, Israeli net operating loss and capital losses carry-forwards amounted to $44,000. Such net operating loss may be carried forward indefinitely and offset against future taxable income. The Company expects that during the period these tax losses are utilized its income would be substantially tax exempted. Accordingly, there will be no tax benefit from such losses and no deferred income taxes have been included in these financial statements.

U.S. Income Tax:

Commtouch Inc. is taxed based upon tax laws in the U.S.

As of December 31, 2002, Commtouch Inc. had a U.S. federal net operating loss carry-forward of approximately $73,600. The net operating loss expires in various amounts between the years 2008 and 2023. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Deferred Income Taxes:

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                               December 31,
                                                             ---------------
                                                             2001       2002
                                                             ----       ----
Deferred tax assets are as follows:
U.S. operating loss carry-forwards.....................    $ 25,020   $ 27,699
Reserves and allowances not currently deductible.......       2,565        496
                                                           --------   --------
Net deferred tax asset before valuation allowance......      27,585     28,195
Valuation allowance....................................     (27,585)   (28,195)
                                                           --------   --------
Net deferred tax asset.................................    $     --   $     --
                                                           ========   ========

As of December 31, 2002, the Company has provided a 100% valuation allowance with respect to deferred tax assets resulting from tax loss carry-forwards. Management currently believes that since the Company and Commtouch Inc. have a history of losses it is more likely than not that the deferred tax regarding the loss carry-forwards and other temporary differences will not be realized in the foreseeable future.

Pretax loss:

Pretax losses are as follows:

                                2000      2001      2002
                              --------  --------  --------
Israel..................      $ 23,209  $ 26,951  $  4,320
U.S.....................        27,821    33,419     1,940
Other...................         3,195       637    (1,349)
                              --------  --------  --------
                              $ 54,225  $ 61,007  $  4,911
                              ========  ========  ========


NOTE 10: SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the NASDAQ National Market, since July 1999.

Warrants to Private Placement Investors.

On February 27, 2002, Commtouch entered into a private placement agreement, whereby Commtouch issued approximately 4.4 million ordinary shares against the investment of approximately $1,343 in a private placement to private investors. The purchasers in the private placement also received five-year warrants to purchase up to an additional 2.66 million ordinary shares. The exercise price for one-third of the warrants is $0.37 per share, the exercise price for an additional one-third of the warrants is $1.00 per share and the exercise price for the final one-third of the warrants is $2.00 per share. These warrants expire on April 15, 2007.

As of December 31, 2002, Commtouch outstanding warrants issued to consultants, were as follows:

                                      Warrants for     Exercise
      Issuance                        Common           price              Warrants
      Date                            shares           per share          exercisable   Exercisable through
      ------------------------------  --------------   -----------------  ------------  ---------------------
      July 1999                       1,136,000        $        12.80     1,136,000     July 2004
      December 2001                   175,000          $        0.26      175,000       December 2006
      January 2002                    200,000          $        0.29      200,000       January 2007
      September 2002                  206,897          $        0.01      206,897       August 2007
      October 2002                    26,754           $        0.01      26,754        October 2007
                                      --------------                      ------------
      Total                           1,744,651                           1,744,651
                                      ==============                      ============

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

Warrants Issued to Strategic Partners and Customers.

Concurrent with the closing of the IPO, the Company entered into a customary commercial email service agreement with InfoSpace (Formerly, Go2Net), a related party. Under this agreement, the Company provides email services to the end users of InfoSpace's various email properties. In connection with this agreement, the Company issued a warrant expiring in July 2004 to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. As of December 31, 2002, this warrant had not been exercised. At the grant date, the fair value of this warrant was estimated as $5,800 and was amortized to operating expenses over the minimum term of the contract (twelve months through July 2000).

Warrants to service providers in connection with Settlement Agreements.

As part of the settlement of significant outstanding and future lease obligations to Commtouch Inc's Mountain View facility lessor, Equity Office Properties ("EOP"), as well as Commtouch Inc's equipment vendor, Compaq Financial Services, the Company issued warrants to these services providers. The EOP fully vested warrant was issued in December 2001 and allows for purchase of up to 175,000 ordinary shares at a price of $0.26, and the Compaq fully vested warrant was issued in January 2002 and allows for purchase of up to 200,000 ordinary shares at a price of $0.29 per share. These warrants expire in December 2006 and January 2007, respectively.

The fair value for the EOP and Compaq warrants were estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions: risk-free interest rates of 4.0%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 1.482 and an expected life of the warrant of 5 years after the warrant is vested. Accordingly, the Company recorded approximately $113 as compensation expense and included the amount in operating expenses.

Warrants to AxcessNet Resources LLC.

As consideration for consulting services, on September 1, 2002 the Company issued a fully vested warrant to AxcessNet Resources LLC for purchase of up to 206,897 of the Company's ordinary shares at a price of $0.01 per share. The warrant expires on August 31, 2007.

The fair value for the warrant was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions: risk-free interest rates of 3.7%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 1.482 and an expected life of the warrant of 5 years. The fair value of the warrant was immaterial.

Warrants to service provider.

As consideration for consulting services, on October 1, 2002 the Company issued a fully vested warrant to a service provider to purchase of up to 26,754 of the Company's ordinary shares at a price of $0.01 per share. The warrant expires on October 1, 2007.

The fair value for the warrant was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions: risk-free interest rates of 3.7%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 1.482 and an expected life of the warrant of 5 years. The fair value of the warrant was immaterial.

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

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

currently prohibited from financing a third party purchase of its shares. Accordingly, the loans to officers and directors were in violation of Israeli corporate law and considered null and void. Upon notification, the Company decided to void the loans and the underlying exercise of options.

During 1999, several employees and officers early exercised 670,180 options granted to them by Commtouch. In consideration for the ordinary shares purchased pursuant to the early exercise of the options, they provided Commtouch with full recourse promissory notes in the original principal amount of approximately $1,060. The promissory notes bear interest at 4.83%, with interest payment due at the end of each calendar year, with the principal due on the fourth anniversary of the date of the promissory notes.

During 2001, the Company had forgiven a promissory notes of $143 for one of its employees and demanded the then current value of the shares ($7 relating to the 7,500 shares) and the full interest on the original note. Both interest and the adjusted note were repaid in March 2001. The Company accounted for this note in accordance with EITF 00-23 "Issues Related to the Accounting for Stock Compensation under APB 25 and FASB Interpretation No. 44" and EITF 95-16 "Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25". During 2001, a note for $137 was repaid by another employee for 94,560 shares.

As of December 31, 2002, three notes remain outstanding. One pertains to a current executive officer. As the Company and such officer have agreed that the Company will withhold all of the officer's salary (since September 2002) as security and/or payment on behalf of the relevant note, and the officer has made a commitment to repay the note by the end of 2003, the Company believes that the loan will be fully repaid during 2003. The Company continues to negotiate with one former employee in connection with the employee's note, and believes that a resolution will be reached that is agreeable to both parties. Regarding the last outstanding note, while the Company has attempted to resolve the matter with an ex-employee, it has been unsuccessful to date. As the Company has been unable to collect the principal and interest amounts under the notes from the two former employees, a doubt exists if such notes will be satisfied. Accordingly, the Company recorded a valuation allowance on the full amounts of the notes in the sum of $439, and recorded an expense in the statement of operations.

d. Employee Stock Purchase Plan:

Commtouch reserved a total of 1,229,156 shares for issuance under the plan. Eligible employees were able to purchase ordinary shares at 85% of the lower of the market value of the Company's Ordinary shares on the first day of the applicable offering period or the last day of the applicable purchase period. The total shares issued under the plan were 80,545, 136,782 and zero for the years 2000, 2001 and 2002, respectively. This Plan terminated in late 2001.

e. Repricing

On April 30, 2001, the Company's Board of Directors approved the "repricing" of options previously granted to employees according to the criteria stated below. Accordingly, the Company filed a Tender Offer, which expired on September 14, 2001, and Commtouch has accepted for exchange options to purchase 1,273,513 Ordinary Shares. Previously granted options were cancelled and new options were issued with an exercise price equal to the par value of the shares. In order to enjoy the repricing mechanism, previously granted stock options must have met the following conditions:

     o   The exercise price of the original options exceeds $10

     o   The option is issued but not exercised

The repriced stock options vest over three years with 1/3 vesting on February 15, 2002 and the remaining 2/3 vesting every six months for the following two years. In connection with this repricing, the Company charged approximately $300 as compensation expense in 2002 and 2001.

During October 2001, the Company decided that 1/3 of the options granted on September 14, 2001 to employees dismissed during October 2001 will not expire upon termination of employment. The Company decided that this portion

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

of the options will vest according to the original grant terms on February 15, 2002 and will be exercisable until August 15, 2002.

The modification of the grant term was accounted for under APB 25 and FIN 44 and resulted in no effect.

f. Stock Options:

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

The Company has reserved 6,406,100 ordinary shares for issuance under employee stock option plans and agreements. As of December 31, 2002, an aggregate of 3,672,555 ordinary shares of the Company are still available for future grant. Options granted under such plans and agreements expire generally after 10 years from the date of grant and terminate upon termination of the optionee's employment or other relationship with the Company. The options generally vest ratably over a 4-year period. Certain repriced stock options offered to employees in a Tender Offer Statement of July 20, 2001, as amended, vest over a three year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the options period become available for future grant.

As a result of the Wingra acquisition, the Company assumed stock options granted to employees under Wingra's stock option plan. At the date of acquisition these stock options were immediately converted into approximately 168,000 fully vested stock options convertible into Commtouch ordinary shares.

A summary of the Company's share option activity under the plans is as follows:

                                                                                                 Weighted Average
                                                       Number of Shares                           Exercise Price
                                          ------------------------------------------       --------------------------------
                                             2000            2001            2002            2000        2001         2002
                                          ----------      -----------    -----------       -------     -------      -------
Outstanding at beginning of period         1,383,110        2,650,455      2,915,689       $  9.62     $ 19.91      $  0.46
 Granted.......................            2,046,520        3,009,388*     2,058,521         24.10         0.2         0.16
 Exercised.....................             (359,839)        (119,268)      (261,490)         2.66        0.39         0.02
 Canceled......................             (419,336)      (2,624,886)    (1,979,175)        21.77       19.68         0.60
                                          ----------      -----------    -----------       -------     -------      -------
Outstanding at end of period...            2,650,455        2,915,689      2,733,545       $ 19.91     $  0.46      $  0.17
                                          ==========      ===========    ===========       =======     =======      =======
Exercisable at end of period...              526,986          281,830        716,407       $  8.61     $  2.70      $  0.21
                                          ==========      ===========    ===========       =======     =======      =======

* - Includes 1,273,513 options repriced to par value during 2001.

The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:

                                                Weighted
                           Options               Average            Weighted           Options       Weighted Average
                      Outstanding as of         Remaining            Average       Exercisable as of      Price of
                         December 31,       Contractual Life         Exercise        December 31,        Exercisable
  Exercise Price             2002                (years)              Price             2002              Options
  --------------             ----                -------              -----             ----              -------
  $0.01-$0.11               1,888,335              8.83              $  0.04              584,550         $  0.04
  $0.28-$1.45                 844,210              7.41              $  0.37              131,232         $  0.83
  $35                           1,000              7.48              $ 35                     625         $ 35.00
                            ---------              ----              -------              -------         -------
  $ 0.01-$35                2,733,545              8.29              $  0.17              716,407         $  0.21
                            =========              ====              =======              =======         =======

Weighted average fair values and weighted average exercise prices of options whose exercise price is less or equals market price of the shares at date of grant are as follows:

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                       For exercise prices on the date of grant that:
                                                     -----------------------------------------------------------------------------
                                                                Equals market price                  Are less than market price
                                                              Year ended December 31,                  Year ended December 31,
                                                     ---------------------------------------- --------------------------------
                                                         2000         2001          2002          2000          2001          2002
                                                     ------------ ------------  ------------  ------------  ------------  --------
Weighted average exercise prices................        $ 24.10       $ 0.27        $ 0.16         $--          $ 0.01        $ 0.01
Weighted average fair values on date of grant...        $ 20.20       $ 0.10        $ 0.16         $--          $ 0.44        $ 0.16

Under SFAS 123, pro forma  information  regarding net income (loss) and earnings
(loss) per share is required and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 5.5% for 2000, 4.0% for 2001, and 3.7% for 2002, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 1.348 for 2000,
1.482 for 2001, and 1.416 for 2002 and an expected life of the option of 6 months after the option is vested for 2000, 2001 and 2002.

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

The Company recorded deferred compensation representing the difference between the exercise price and the deemed fair value of the Company's ordinary shares at the date of grant. Such amount is being amortized using the sum-of-digits or the straight-line method over the vesting period of the options, generally four years.

      Deferred stock based compensation is as follows:
      Balance as of January 1, 2002..............................     $    828
      Less amortization of deferred stock based compensation.....         (551)
                                                                      --------
      Balance as of December 31, 2002............................     $    277
                                                                      ========

g. Amended and Restated Non-Employee Directors Stock Option Plan:

The Company adopted the 1999 Non-Employee Directors Stock Option Plan. The original allotment of shares in this plan was in the amount of 180,000 ordinary shares. The Company, with shareholder approval, has amended this allotment over the past few years as follows:

     a. In 2000, an increase was approved bringing the plan's total allotment to 500,000 shares;

     b. In 2001, an increase was approved bringing the plan's total allotment to 750,000 ordinary shares; and

     c. In 2002, two increases were approved bringing the plan's total allotment to 1,450,000.

Further, during 1999, each individual who first joined the Board of Directors as a non-employee director on or after the effective date of the initial public offering received an option grant for 10,000 shares. This amount was increased at a shareholders meeting in 2000, such that going forward, individuals first joining the Board receive an initial grant of 30,000 options.

Directors who are reelected at the annual meeting of shareholders are generally entitled to additional grants of 10,000 shares. However, this amount has been increased over the past few years pursuant to shareholder approvals, such that:

     a.  Directors   reelected  at  the  August  22,  2001  annual   meeting  of
         shareholders were entitled to a grant of 33,750;

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


     b. Directors in office immediately after the extraordinary general meeting of shareholders on February 25, 2002 were granted a one-time option grant of 150,000 ordinary shares; and

     c.  Directors   in  office   immediately   after  the  annual   meeting  of
         shareholders on November 18, 2002 were granted a one-time option grant of 50,000 ordinary shares.

 Also, in addition to the grant of shares for her reelection as a director in August 2001, Carolyn Chin, on behalf of her activities as Chairman of the Board, received an additional grant of 221,250 ordinary shares.

Each option granted under the Non-Employee Directors Plan originally was to have become exercisable with respect to one-fourth of the number of shares covered by such option three months after the date of grant and with respect to one-third of the remaining shares subject to the option every three months thereafter; however, this changed pursuant to an amendment to the plan approved by shareholders at the August 10, 2000 annual meeting of shareholders, such that options under subsequent grants become exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. However, certain options outstanding and unexercised at the time of the effective date of the Tender Offer Statement of July 20, 2001, as amended, were repriced in accordance with the terms of the Tender Offer Statement, as amended. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.

During 2002, the Company granted 1,000,000 options to non-employee directors at a weighted average exercise price of $0.24 per share. As of December 31, 2002, 291,560 options were vested and 1,378,750 were outstanding under the Amended and Restated 1999 Non-Employee Directors Stock Option Plan.

NOTE 11: GEOGRAPHIC INFORMATION

The Company  conducts its business on the basis of one  reportable  segment (see
Note 1 for brief description of the Company's business). The Company has adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information".

Revenues from external customers:

                                          Revenues
                                -----------------------------
                                   2000      2001      2002
                                ---------  --------  --------
Israel....................       $   196   $    451  $    416
U.S.A.....................        10,703      5,806     1,207
Europe....................         1,927      2,500     1,436
Japan.....................         1,295        656       356
Latin America.............         4,085      2,910        23
Other.....................           565      1,265       ---
                                 -------   --------  --------
                                 $18,771   $ 13,588  $  3,438
                                 =======   ========  ========

The Company's long-lived assets are as follows:

                            2001      2002
                            ----      ----
Israel.............       $ 2,953   $   441
U.S.A..............         1,773       588
Other..............           426       ---
                          -------   -------
                          $ 5,152   $ 1,029
                          =======   =======

NOTE 12: SUBSEQUENT EVENTS (UNAUDITED)

a. Convertible Loan Transaction

On January 29, 2003 Commtouch entered into a Convertible Loan Agreement with certain lenders according to which the Company is entitled to receive up to a maximum possible loan (the "Loan") amount of $1,250.

                                                         Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

Through June 2003 the Company has received the total Loan amount of $1,250 from the lenders. The Loan is to be repaid after three years, unless converted into Commtouch shares by the lenders or a defined event triggering early repayment is met. The Loan bears interest at a rate of ten percent per annum and is to be repaid together with the loan. Furthermore, the Loan's principal and interest may be converted by the lenders into equity in the Company at any time during the Loan term, at a conversion price of $0.25 per ordinary share ("Conversion Price"). Warrants exercisable for purchase of up to 5,000,000 of the Company's ordinary shares have been issued to the lenders (based on such Loan amounts advanced divided by the Conversion Price). Each one-third of the warrants are exercisable at prices per ordinary share of $0.25, $0.33 and $0.50 respectively, and the warrants are exercisable at any time within five years of issuance. Warrants shall also be issued on an annual basis for any accumulated interest on the Loan.

b. Class action litigation

In May 2003, a settlement agreement was signed between the plaintiffs and defendants and the court thereafter issued a preliminary order approving the settlement. The settlement calls for the payment of $15,000 to the plaintiffs, with this amount to be fully funded by the Company's Directors and Officers insurance policy. While the payment to plaintiffs under this settlement should not cause the Company any financial hardship, the Company is unable to predict whether the whole or a substantial portion of the class members will choose to participate in the settlement and whether ultimately the court will issue a final order approving the settlement. The settlement does not contain any admissions or findings of wrongdoing on the part of the defendants, and the Company continues to maintain that it and individual defendants acted properly at all time.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                  COMMTOUCH SOFTWARE LTD.

                                  By: /s/ Devyani Patel
                                      ---------------------------------------
                                  Devyani Patel
                                  V.P. Finance July 15, 2003

                                 CERTIFICATIONS


I, Gideon Mantel, certify that:

1. I have reviewed this annual report on Form 20-F of Commtouch Software Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: July 15, 2003


                                /s/Gideon Mantel
                                ----------------
                                  Gideon Mantel
                             Chief Executive Officer

I, Devyani Patel, certify that:

1. I have reviewed this annual report on Form 20-F of Commtouch Software Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: July 15, 2003


                                /s/Devyani Patel
                                ----------------
                                  Devyani Patel
                                  V.P. Finance

                             COMMTOUCH SOFTWARE LTD.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                            U.S. Dollars in thousands

                                                          Balance at
                                                              the         Charged to                        Balance at
                                                         beginning of      cost and                         end of the
                                                          the period       expenses        Deductions         period
                                                          ----------       --------        ----------         ------
Year ended December 31, 2000:
   Bad debt......................................          $    405        $  1,990          $(1,533)         $  862
                                                           ========        ========          =======          ======
Year ended December 31, 2001:
   Bad debt......................................          $    862        $    259          $  (551)         $  570
                                                           ========        ========          =======          ======
Year ended December 31, 2002:
   Bad debt......................................          $    570        $     40          $  (569)         $   41
                                                           ========        ========          =======          ======

Item 19. Exhibits

   Exhibit
    Number      Description of Document
    ------      -----------------------
    1.1         Memorandum of Association of the Registrant.(1)

    1.2 Amended and Restated Articles of Association of the Registrant, as amended on May 15, 2003.

    2.1         Specimen Certificate of Ordinary Shares.(1)

    2.2 Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)

    2.2.1 Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of December 29, 1999.(4)

    2.2.2 Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of March 10, 2000.(5)

    2.3         Reserved.

    2.4         Form of Drag-Along Letter dated as of April 15, 1999.(1)

    2.5 Ordinary Shares Purchase Agreement between Commtouch Software Ltd. And Torneaux Fund Ltd., dated January 23, 2001.(9)

    2.6 Amended and Restated Merger and Exchange Agreement dated November 24, 2000 among Commtouch Software Ltd., Commtouch Inc., CW Acquisition Corporation, Wingra, Incorporated, the holder of certain of the outstanding capital stock of Wingra, Incorporated, and the holders of all the outstanding membership interests in Wingra Technologies, LLC other than that owned by Wingra, Incorporated.(10)

    2.7 Registrant hereby agrees to furnish the Securities and Exchange Commission, upon request, with the instruments defining the rights of holders of long-term debt of the registrant with respect to which the total amount of securities authorized does not exceed 10% of the total consolidated assets of the Registrant.

    2.8 Ordinary Shares and Warrants Purchase Agreement dated as of February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A Thereto(31)

    2.9 Text of Report on Form 6-K filed by the Registrant for the month of April 2003 (21)

    2.9.1 Convertible Loan Agreement dated January 29, 2003, inclusive of Exhibits "A" through "D" thereto. (22)

    2.9.2       Exhibit "F" to Convertible Loan Agreement dated January 29, 2003
                - Form of Guaranty (23)

    2.9.3 Exhibit "G" to Convertible Loan Agreement dated January 29, 2003- Form of U.S. Subsidiary Security Agreement (24)

    2.9.4       Exhibit "H" to Convertible Loan Agreement dated January 29, 2003
                - Form of Company Security Agreement (25)

    2.9.5       Exhibit "I" to Convertible Loan Agreement dated January 29, 2003
                - Form of Collateral Agency Agreement (26)

    2.9.6 Exhibit "J" to Convertible Loan Agreement dated January 29, 2003- Form of Patent and Trademark Security Agreement (27)

    2.9.7       Exhibit "K" to Convertible Loan Agreement dated January 29, 2003
                - Opinion of Israeli Counsel to the Company (28)

    2.9.8 Exhibit "L" to Convertible Loan Agreement dated January 29, 2003- Opinion of US Counsel to the Company (29)

    2.9.9       Addendum 1 to Convertible Loan Agreement (30)

    2.9.10      Addendum 2 to Convertible Loan Agreement

    4.1 Registrant's 1996 CSI Stock Option Plan and forms of agreements thereunder.(1)

    4.2         Registrant's   form  of  Stock  Option   Agreement  for  Israeli
                Employees.(1)

    4.3 Registrant's 1999 Section 3(i) Share Option Plan and form of agreement thereunder.(1)

    4.4 Form of Share Warrant for Go2Net, Inc. to purchase ordinary shares of the Registrant.(3)

    4.5 Form of Share Purchase Agreement by and among the Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

    4.5.1       Form  of  Registration   Rights   Agreement  by  and  among  the
                Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

    4.6         Commtouch Software Ltd. 1999 Section 3(I) Share Option Plan.(8)

    4.7         Wingra Technologies, LLC 1998 Unit Option Plan (13)

    4.8 Stock Purchase Agreement between Commtouch Software Ltd. and Rideau Ltd., dated June 1, 2001 (12)

    4.9         Form of Wingra Technologies, LLC Investor Option Agreement (14)

    4.10        Form of Wingra Technologies, LLC Investor Warrant Agreement (15)

    4.11 Stock Purchase Agreement between Commtouch Software Ltd. and Hughes Holdings LLC dated June 5, 2001 (16)

    4.12 Agreement of Commercial Lease between Am-Ram Pituah Drom Netanya (South Netanya Development) Ltd. as Lessor and Comtouch Software Ltd. as Lessee dated June 3, 2000 for premises in Netanya, Israel.(17)

    4.13 Conditional Lease Termination Agreement between EOP-Shoreline Technology Park, L.L.C. and Commtouch Inc. dated December 21, 2001

    4.14 Settlement between Compaq Financial Services Corporation and Commtouch Inc. and Commtouch Software Ltd. dated December 21, 2001

    4.15 Settlement and Termination of Services Agreement between Exodus Communications, Inc. and Commtouch Inc. dated January 10, 2002

    4.16 Amended and Restated 1996 CSI Stock Option Plans and form of agreement thereunder (18)

    4.17 Amended and Restated 1999 Section 3(i) Share Option Plan and form of option agreement thereunder (19)

    4.18        Amended and Restated 1999  Non-Employee  Directors  Stock Option
                Plan

    4.19        Agreement of Merger  between CP Software  Group Inc.,  Commtouch
                Software  Ltd,  MailCentro,   Inc.  and  CPSGNEWCO,  Inc.  dated
                November 16, 2001

    4.20 Business Unit Purchase Agreement by and between Telecomputing, Inc. and Commtouch Inc. dated January 15, 2002

    4.21 Sale and Purchase Agreement by and between Commtouch Software Ltd., Commtouch Inc., Wingra, Incorporated, Wingra Technologies, L.L.C., Jan Eddy and Steven Entine dated February 25, 2002

    4.22 Lease Termination Agreement between Young Woo & Assoc., LLC and Commtouch Inc. and Commtouch Software Ltd. (as guarantor) dated September 6, 2002

    4.23 Surrender Agreement between Omni South Beach, L.P. and Commtouch Latin America Inc. dated August 31, 2002

    4.24        Agreement  of  September  1, 2002  between  AxcessNet  Ltd.  and
                Commtouch   Software   Ltd.   plus   Warrant  for   purchase  of
                Registrant's ordinary shares

    4.25 Agreement of September 1, 2002 between AxcessNet Ltd. and Commtouch Software Ltd., plus Amendment 1 thereto

    8 Subsidiaries of the Company (1. Commtouch Inc., a California corporation, and 2. Commtouch (UK) Ltd. - in process of winding
                up)

    10.1        Consent of Kost, Forer & Gabbay, independent auditors.

    10.2        Memorandum of Understanding between the Registrant, Go2Net, Inc.
                and Vulcan Ventures Incorporated, dated July 7, 1999.(2)

    12(a).1 Certification of Registrant's Chief Executive Officer Pursuant to 18 U.S.C. Section 1350

    12(a).2 Certification of Registrant's Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

----------

(1)      Incorporated   by  reference   to  exhibits  in  Amendment   No.  1  to
         Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.

(2)      Reserved.

(3)      Incorporated   by  reference   to  exhibits  in  Amendment   No.  5  to
         Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.

(4) Incorporated by reference to exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773.

(5)      Incorporated   by  reference   to  exhibits  in  Amendment   No.  2  to
         Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773, filed March 28, 2000.

(6)      Reserved.

(7)      Reserved.

(8) Incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-8 No. 333-94995.

(9) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of January 2001.

(10) Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of January 2001.

(11)     Reserved.

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

(16) Incorporated by reference to Exhibit 4 to Report on Form 6-K for the month of May 2001, filed June 12, 2001.

(17) Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2000.

(18)     Incorporated  by  reference to Exhibit 4 to Schedule TO, filed July 20,
         2001.

(19)     Incorporated  by  reference to Exhibit 5 to Schedule TO, filed July 20,
         2001.

(20)     Reserved

(21) Incorporated by reference to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(22) Incorporated by reference to Exhibit 1 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(23) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(24) Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(25) Incorporated by reference to Exhibit 4 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(26) Incorporated by reference to Exhibit 5 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(27) Incorporated by reference to Exhibit 6 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(28) Incorporated by reference to Exhibit 7 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(29) Incorporated by reference to Exhibit 8 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(30) Incorporated by reference to Exhibit 9 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(31) Incorporated by reference to Exhibit 2.8 to Annual Report on Form 20-F for the year ended December 31, 2001.