Form 20-F
period 2003-12-31
COMMTOUCH SOFTWARE LTD
filed 2004-06-18
CIK 1084577

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F


|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR


|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

                                       OR


|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                                      None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2003).

         Ordinary Shares, par value NIS 0.05        37,104,615 (34,278,498 as of
                                                    12.31.03, plus shares issued
                                                    in January 2004 due to
                                                    exercise of warrants in late
                                                    December 2003)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

         Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 |_| Item 18 |X|

================================================================================

                                     PART I


Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.


Item 2. Offer Statistics and Expected Timetable.

Not Applicable


Item 3. Key Information.

Unless otherwise indicated, all references in this document to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Ltd. or its wholly-owned subsidiary, Commtouch Inc., as relating to consolidated financial information contained herein former wholly-owned subsidiaries Commtouch Latin America Inc. (dissolved), Commtouch (UK) Ltd. (dissolved) and Wingra, Inc. (sold), and former majority-owned subsidiary, Commtouch K.K. (Japan) (during 2002 Commtouch divested itself of its majority holdings and retained an equity interest in this company, which is now known as Imatrix Corporation).

The selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

                                                                                          Year Ended December 31,
                                                                  ------------------------------------------------------------------
                                                                     1999         2000           2001         2002           2003
                                                                  ---------     ---------     ---------     ---------     ---------
                                                                              (USD in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
   Email services ............................................    $   4,251     $  17,771     $  13,318     $   3,238     $     329
   Software licenses, maintenance and services ...............         --           1,000           270           200          --
                                                                  ---------     ---------     ---------     ---------     ---------
     Total revenues ..........................................        4,251        18,771        13,588         3,438           329

Cost of revenues .............................................        3,643        11,800        13,962         1,675           581
                                                                  ---------     ---------     ---------     ---------     ---------
   Gross profit (loss) .......................................          608         6,971          (374)        1,763          (252)
                                                                  ---------     ---------     ---------     ---------     ---------
Operating expenses:
   Research and development, net .............................        2,942        10,244         5,884         2,246         1,476
   Sales and marketing .......................................        7,722        26,534        12,894         1,176         1,875
   General and administrative ................................        4,328        13,455        10,337         2,588         1,308
   Amortization of prepaid marketing expenses ................        3,263         4,508          --            --            --
   Write-off of property and equipment and other .............         --            --          10,166           750          --
   Amortization of stock-based employee
     deferred compensation ...................................        3,436         3,050         2,204           551           247
                                                                  ---------     ---------     ---------     ---------     ---------
     Total operating expenses ................................       21,691        57,791        41,485         7,311         4,906
                                                                  ---------     ---------     ---------     ---------     ---------
Operating loss ...............................................      (21,083)      (50,820)      (41,859)       (5,548)       (5,158)
Interest and other income (expenses), net ....................        1,232         2,886           583           (60)       (1,967)
Equity in earnings (losses) of affiliate .....................         --            --            --             (56)          291
Write-off of impaired long-term investments ..................         --          (5,000)       (2,000)         --            --
Minority interest ............................................         --              55           285            74          --
                                                                  ---------     ---------     ---------     ---------     ---------
Loss from continuing operations ..............................      (19,851)      (52,879)      (42,991)       (5,590)    $  (6,834)
   Gain on disposal of Wingra ................................         --            --            --           1,014          --
   Discontinued operations - Wingra ..........................         --          (1,346)      (18,016)         (335)         --
                                                                  ---------     ---------     ---------     ---------     ---------
Income (Loss) from sale of
   discontinued operations ...................................         --          (1,346)      (18,016)          679          --
                                                                  ---------     ---------     ---------     ---------     ---------
Net Loss .....................................................    $ (19,851)    $ (54,225)    $ (61,007)    $  (4,911)    $  (6,834)
                                                                  ---------     ---------     ---------     ---------     ---------
Basic and diluted net loss per share
   Loss from continuing operations ...........................    $   (2.65)    $   (3.42)    $   (2.51)    $   (0.27)    $   (0.28)
   Income (Loss) from sale of discontinued
     operations ..............................................         --           (0.09)        (1.05)         0.03     $    --
                                                                  ---------     ---------     ---------     ---------     ---------
Net loss .....................................................    $   (2.65)    $   (3.51)    $   (3.56)    $   (0.24)    $   (0.28)
                                                                  ---------     ---------     ---------     ---------     ---------
Weighted average number of shares used in
computing basic and diluted net loss per share ...............        7,487        15,462        17,152        20,854        24,573
                                                                  ---------     ---------     ---------     ---------     ---------

                                                                                           Year Ended December 31,
                                                                  ------------------------------------------------------------------
                                                                     1999          2000          2001          2002          2003
                                                                  ---------     ---------     ---------     ---------     ---------
                                                                                             (USD in thousands)
Consolidated Balance Sheet Data:
   Cash and cash equivalents .................................    $  65,996     $  20,831     $   2,248     $   1,388     $   4,125
   Marketable securities .....................................       18,050         8,607          --            --            --
   Working capital (deficit) .................................       88,053        23,768          (607)          549         3,965
   Total assets ..............................................      100,336        77,280         9,545         2,984         6,883
   Long-term liabilities .....................................          497         1,825           940           413         2,931

   Shareholders' equity ......................................       95,312        61,728         4,059         1,437         2,457


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


Business Risks

If the market does not respond favorably to our current and future anti-spam solutions, we will fail to generate revenues.

Our success will depend on the acceptance and use of our anti-spam solutions by enterprise and ISP customers. We cannot estimate the size or growth rate of the potential market for our anti-spam offerings. If the market for anti-spam solutions fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our solutions may not achieve broad market acceptance and our business could fail. Since we released our first anti-spam solution for general distribution only in late June 2003, and anti-spam solutions to be released by us in the future remain unproven, we still do not have enough experience to evaluate whether our offerings will achieve broad market acceptance.

Our Business May be Adversely Affected as a Consequence of Legislation Imposing Legal Penalties On Distributors of Unsolicited Email

On December 16, 2003, President Bush signed into law the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM Act), which establishes a framework of administrative, civil, and criminal tools to combat spam. The law establishes both civil and criminal prohibitions to assist in deterring the most offensive forms of spam, including unmarked sexually-oriented messages and e-mails containing fraudulent headers. Under the law, senders of email are required to honor a request by a consumer not to receive any further unsolicited messages.

In addition, various state legislatures have enacted laws aimed at regulating the distribution of unsolicited email.

Companies that send business-related e-mail messages from or to the countries in the European Union should be aware that each member state in the European Union was obligated by October 2003 to implement the Electronic Communications Directive that imposes restrictions on the use of unsolicited e-mail for commercial purposes.

These and similar legal measures may have the effect of reducing the amount of unsolicited email that is distributed and hence diminish the need for our anti-spam solutions. Any such developments would have an adverse impact on our revenues.


Dependence upon resellers and product concentration

The Company expects that it will continue to be dependent upon resellers for a significant portion of its revenues, which will be derived from sales of the Company's anti-spam solutions. Also, the Company is still developing its distribution channels and is currently dependent on a relatively small number of its global resellers/channel partners to close the majority of sales transactions. If anticipated orders from these resellers fail to materialize, or one of the key resellers/distribution channels ceases the promotion of the Company's business, operating results and financial condition will be materially adversely affected.

Our future revenues are difficult to predict and our quarterly operating results may fluctuate which could adversely affect the value of your investment.

Because we have a limited history with our relatively new anti-spam solutions and because of the emerging nature of the markets in which we compete, our revenue is difficult to predict. Our current and future expense levels are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.

A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results and/or cause our share price to decline. Other factors which may cause such fluctuations include:

     o Our ability to successfully develop and market our anti-spam solutions to new markets, both domestic and international;

     o    The market acceptance of our new anti-spam solutions;

     o The size, timing and fulfillment of orders for our new anti-spam solutions;

     o Our ability to expand our workforce with qualified personnel, as may be needed;

     o Unanticipated bugs or other problems arising in providing our new anti-spam solutions to customers;

     o    The success of our resellers' sales efforts to potential customers;

     o The solvency of our resellers and their ability to allocate sufficient resources towards the marketing of our new anti-spam solutions to their potential customers;

     o The rate of adoption of anti-spam solutions by customers in the current economic environment;

     o    The threat of de-listing by the NASDAQ;

     o The receipt or payment of irregular or nonrecurring revenues or expenses;

     o Our ability to successfully develop and market new, modified and/or upgraded solutions, as may be needed;

     o    The substantial decrease in information technology spending;

     o    Pricing of our solutions;

     o    Our ability to timely collect fees owed by resellers/customers; and

     o Effectiveness of our customer support, whether provided by our resellers or directly by Commtouch.

Because of differing operational factors and the material changes to our business model, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations. Because we have been and will be going to market with new solutions and have been marketing our enterprise solution only since late June 2003, it is difficult to evaluate our business and prospects.

We commenced operations in 1991. Up to 1998, we focused on selling, maintaining and servicing stand-alone email client software products for mainframe and personal computers. From 1998 through 2001, we were a provider of outsourced Web-based email services and, during the first half of 2002, we concentrated on marketing our software messaging solution. In mid-2002, we began focusing exclusively on completing development of and selling our new anti-spam solutions. This change required us to once again adjust our business processes and to readjust the workforce at Commtouch (predominantly, the sales force). Therefore, we have little operating history as a provider of our new anti-spam solutions upon which you may be able to evaluate our business and prospects. It is still too early to judge whether this business will succeed.


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

Also, there are companies that develop and maintain in-house anti-spam solutions, such as Microsoft(R) and Yahoo(R). These and other companies could potentially leverage their existing capabilities and relationships to enter the anti-spam industry.

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

(R)Brightmail, Postini, Microsoft and Yahoo are trademarks of Brightmail, Inc., Postini, Inc., Microsoft Corporation and Yahoo! Inc. respectively.

Our ability to increase our revenues will depend on our ability to successfully execute our sales and marketing plan

The complexity of the underlying technological base of our anti-spam solutions and the current landscape of the anti-spam market require highly trained sales and marketing personnel to educate prospective resellers and customers regarding the use and benefits of our solutions. It may take time for our current and future employees and resellers to learn how to most effectively market our solutions. Additionally, we are unable to predict the possibility of success selling newly introduced solutions for which we have little marketing experience and on which we are relying to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against bigger and more experienced sales and marketing organizations of our competitors.


We have a history of losses and may never achieve profitability

We incurred net losses of approximately $61.0 million in 2001, $4.9 million in 2002 and $6.8 million in 2003. As of December 31, 2003 and March 31, 2004, we had an accumulated deficit of approximately $158.5 million and approximately $
160.1 million, respectively. We entered a new and unstable market due to launching the anti-spam solution, we have not achieved profitability in any period, and we might continue to incur net losses in the future. If we do not achieve profitability, our share price may decline further.


Possible need for additional funds

The Company remains very thinly capitalized. As such, we might become dependent upon raising additional funds to finance our business. Our cash balance at December 31, 2003 and March 31, 2004 was approximately $4.1 million and approximately $4.6 million, respectively. In connection with the two private placements that occurred in July 2003, we raised $3,040,000. In addition, upon the exercise of certain warrants by the previous convertible loan holders and the closing of the new convertible loan transaction entered into by the Company in late November 2003, the Company received an additional amount of approximately $4,000,000. See "Risk Factors--Investment Risks--We may need additional capital" below. If we are unable to raise additional funds, the Company could fail. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. If needed, our inability to obtain adequate capital would limit our ability to continue our operations. Any such additional funding may result in significant dilution to existing shareholders.

On May 18, 2004, the Company entered into a definitive agreement for the private placement of ordinary shares of the Company to existing institutional investors for gross proceeds of approximately $3.9 million. The investment is contingent upon shareholders approval and additional closing conditions. In the past we have received funds for the development of our business from the State of Israel through the Office of the Chief Scientist, or the OCS. Grants received from the OCS through 2002 that the Company potentially will be obligated to repay totaled approximately $800,000.


Risk of Litigation

Legal proceedings can be expensive, lengthy and disruptive to normal business operations, regardless of their merit. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on the Company's business, results of operations or financial condition.

In May 2003, Commtouch settled the shareholder class action lawsuit filed on behalf of shareholders against the company in early 2001. The litigation was initiated against the company and two members of management in response to the company's announcement that it had decided to restate unaudited earnings for the first three quarters of 2000, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934.


Indemnification of Directors and Officers

The Company has agreements with its directors, subject to Israeli law, that provide for the Company to indemnify these directors for any of the following obligations or expenses incurred as a result of an act or omission of such persons in their capacity as directors: (a) any monetary obligation imposed upon them for the benefit of a third party by a judgment, including a settlement or an arbitration decision, confirmed by the court, and (b) reasonable litigation expenses, including legal fees, actually incurred by such a director or imposed upon the director by a court order, in a proceeding brought against him/her by or on behalf of the Company or by others, or in connection with a criminal proceeding in which he/she was acquitted, or in connection with a criminal action which does not require criminal intent in which he/she was convicted.


Risk due to economic conditions

Should economic conditions fail to improve, our ability to sell our new anti-spam solutions could be negatively impacted. Furthermore, even if we are successful in selling our solutions, our ability to collect outstanding receivables may be significantly impacted by liquidity issues of our resellers' customers and/or OEM partners' customers and/or our resellers/OEM partners themselves, which may negatively affect our ability to recognize future revenue based on sales. As a result, we may experience shortfalls in our future revenues.


The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. The loss of our software developers may also adversely affect our anti-spam solutions, therefore causing our operating results to suffer and the value of your investment to decline. We do not have employment agreements inclusive of set periods of employment with any of these key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

Our low head-count of 48 employees (as of March 31, 2004) continues to strain our operational resources, and although the Company added additional sales and support personnel during 2003 and early 2004, the lack of sufficient personnel may compromise our ability to enhance revenues.


Our business and operating results could suffer if we do not successfully address the risks inherent in doing business overseas

At December 31, 2003, we had sales offices in Israel and the United States. We have also begun marketing of our anti-spam solutions in international markets by utilizing appropriate distributorship channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

     o    differing technology standards;

     o    inability  of  distribution   channels  to  successfully   market  our
          anti-spam solutions;

     o export restrictions, including export controls relating to encryption technologies;

     o difficulties in collecting accounts receivable and longer collection periods;

     o    unexpected changes in regulatory requirements;

     o    political and economic instability;

     o    potentially adverse tax consequences;

     o    the  adoption  of  new  legal   penalties  which  may  discourage  the
          distribution of unsolicited email messages; and

     o    potentially reduced protection for intellectual property rights.

Any  of  these  factors  could  adversely   affect  the  Company's   prospective
international sales and, consequently, business and operating results.


Terrorist attacks such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001 and other attacks or acts of war may adversely affect the markets on which our ordinary shares trade, our financial condition and our results of operations

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks caused major instability in the U.S. and other financial markets. There could be further acts of terrorism in the United

States or elsewhere that could have a similar impact. Leaders of the U.S. government have announced their intention to actively pursue and take military and other action against those behind the September 11, 2001 attacks and to initiate broader action against national and global terrorism. In this regard, the U.S. recently led a coalition of forces in attacks on Afghanistan and Iraq. The worldwide ramifications of such attacks are unknown at this time. Armed hostilities or further acts of terrorism would cause further instability in financial markets and could directly impact our financial condition and our results of operations.


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


Our software may be adversely affected by defects, which could cause our customers or end users to stop using our solutions

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

We may need additional capital

We have invested heavily in technology development. We expect to continue to spend financial and other resources on developing and introducing new offerings and maintaining our corporate organizations and strategic relationships. We also expect to invest resources in research and development projects to develop enhanced anti-spam solutions for enterprises and, possibly, other target markets.

Based on the cash balance at December 31, 2003, the payment in January 2004 of approximately $1 million on behalf of warrants exercises by previous convertible note holders, current projections of revenues, additional signed financing agreements with investors, related expenses and the ability to further curtail certain discretionary expenses, the Company believes it has sufficient cash to continue operations for at least the next twelve months.


If we cannot satisfy Nasdaq's maintenance requirements, it may delist our ordinary shares from its Smallcap Market and we may not have an active public market for our ordinary shares. The absence of an active trading market would likely make our ordinary shares an illiquid investment.

Our ordinary shares are quoted on the Nasdaq SmallCap Market. To continue to be listed, we are required to maintain shareholders' equity of at least $2,500,000, or market value of our outstanding shares (excluding shares held by company insiders and principal shareholders) of at least $35,000,000, or we must have realized at least $500,000 in net income from continuing operations in our last fiscal year or in two of our last three fiscal years. Since our share price as quoted on the Nasdaq dropped below a price that lowered our market value to below $35,000,000 and our shareholders' equity was below $2.5 million, we received a Nasdaq Staff Determination letter on May 10, 2004 indicating that Commtouch had failed to comply with the stockholders' equity, net income and market value of publicly held shares requirements for continued listing, as set forth in Nasdaq's Marketplace Rule 4320(e)(2)(B), and that its securities were therefore subject to delisting from The Nasdaq SmallCap Market (as noted below, Commtouch's submission of an appeal has automatically delayed the delisting process). The subject rule requires compliance with at least one of the above requirements in order to maintain listing with the Nasdaq.


Commtouch has appealed the Nasdaq Staff Determination and has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. The hearing is set for June 17, 2004. The hearing request has stayed the delisting of Commtouch's securities pending the Panel's decision, which means that in the interim period the Company's shares will continue to be traded on the Nasdaq SmallCap Market. There can be no assurance the Panel will grant Commtouch's request for continued listing although the Company is working on a plan for compliance with the Nasdaq listing rules.

Accordingly, there can be no assurance that we will continue to comply with the Nasdaq listing requirements for listing on the Nasdaq SmallCap Market.

On May 18, 2004, the Company entered into a definitive agreement for the private placement of 5,131,583 ordinary shares of the Company at a purchase price of $0.76 per share to mostly existing institutional investors for gross proceeds to the Company of approximately $3.9 million.

If we will not be in compliance with any of these tests in the future, Nasdaq may delist our ordinary shares. If this occurs, trading in our shares may be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the "OTC Bulletin Board Service." As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares.

Also, Nasdaq may delist our ordinary shares if it deems it necessary to protect investors and the public interest.

If our shares are delisted, they may become subject to the SEC's "penny stock" rules and be more difficult to sell. In addition, it may cause the occurrence of an event of default according to the November Securities Purchase Agreement signed on November 26, 2003, and thus may result in the redemption of the notes by the lenders, and/or penalties to be paid in cash.

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

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of our ordinary shares, beneficially own, in the aggregate, approximately 39.34% of our outstanding ordinary shares as of March 31, 2004 plus warrants and options exercisable within 60 days thereof. If they vote together (especially if they were to convert all beneficial holdings into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. The above percentage of beneficial ownership includes warrants and options totaling 2.79% of the outstanding ordinary shares which are underwater as of March 31, 2004.

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

Furthermore, InfoSpace holds the right to name one director to our Board as long as it continues to hold at least 620,022 shares, including the shares issuable upon exercise of the InfoSpace warrant. It named Thomas Camp to the Board under this provision, who resigned on August 22, 2001 and was not replaced by Infospace.


Substantial sales of our ordinary shares could adversely affect our share price.

The sale, or availability for sale, of substantial quantities of our ordinary shares may have the effect of further depressing its market price. A large number of our ordinary shares which were previously subject to resale restrictions, are currently eligible for resale. In addition a significant number of shares are eligible for resale in the future, i.e. those shares that may be issued if the lenders in the new convertible loan transaction of November 2003 decide to exercise warrants and/or convert the Company's loan obligations to equity, as well as those shares that will be eligible for resale due to the exercise of other warrants issued during 2003. These shares will dilute existing shareholders.


Risk of failure to honor registration rights for the 2002 and 2003 private placements

According to the agreements with the Selling Securityholders under Registration Statements on Forms F-3 filed with the SEC on May 15, 2002, October 20, 2003 and January 6, 2004, should the Company fail to maintain the effectiveness of those Registration Statements for the periods stated in the respective agreements, the Company risks having imposed on it liquidated damages as defined in those agreements. For details about the penalties for the 2002 private placement, refer to Exhibit 2.8 of the Report on Form 20F filed on April 26, 2002. For details about the penalties for the July 2003 private placements, refer to the Report on Form 6K for the month of July, filed on July 28, 2003, and for the month of August filed on August 15, 2003. For details about the penalties for the November 2003 private placement, refer to Form 6K for the month of November, filed December 2, 2003. For details about the penalties for the May 2004 private placement, refer to Form 6K for the month of May, filed May 19, 2004.

Risk of occurrence of event of default under Securities Purchase Agreement

The Company is required to abide by the terms and provisions of the Securities Purchase Agreement of November 2003. Upon failure to do so, for example, failure to pay principal or interest, we would be in default of the agreement. For details about the events of default, refer to the Report on Form 6K for the month of December, filed on December 2, 2003.

The lenders were granted security interests in all of the Company's assets. If an event of default were not cured by the Company, the loan would accelerate and all amounts due under the loan would immediately become due and payable. If the Company were unable to repay the loan amounts, the lenders, among other things, would have the right to foreclose on their security interests in the Company's assets by seizing and selling all the Company's assets.


Intellectual Property Risks

If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

We regard our patent pending technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and customers to protect our proprietary rights. Third parties may infringe or misappropriate our patent pending technology, trade secrets, copyrights, trademarks and similar proprietary rights. We have recently converted two provisional patent applications into a formal patent application, and we expect to file at least one additional provisional patent application covering certain aspects of our anti-spam technology. We may seek to patent certain additional software or other technology in the future. Any such patent applications might not result in patents issued within the scope of the claims we seek, or at all. We cannot be certain that our software does not infringe issued patents that may relate to our anti-spam solutions. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications previously may have been filed which relate to our anti-spam solutions.

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

We also continue to hold a perpetual mail server license which was previously utilized in our hosted email service offering, and may license other technology as the need arises. We cannot be certain that, apart from the mail server license, other third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products. These third-party licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product development until equivalent technology can be identified, licensed and integrated. Any such delays could cause our business/financial condition and operating results to suffer.

Governmental regulation and legal uncertainties could impair the growth of the Internet, decrease the distribution of unsolicited bulk (spam) email and decrease demand for our anti-spam solutions or increase our cost of doing business.

While laws aimed at curtailing the spread of spam have been adopted by the U.S. federal government and some states (see above Risk Factors - Business Risks), enforcement has not been widespread and generally there has been a continuing trend of increasing spam traffic. The growth and development of the spam market may prompt calls for more stringent Internet user protection laws that may limit the ability of companies promoting or delivering spam online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. All or some of the above laws could decrease the demand for our anti-spam solutions and increase our cost of doing business, or otherwise harm our business and operating results.


Risks Relating to Operations in Israel

We have important facilities and resources located in Israel, which has historically experienced severe economic instability and military and political unrest.

We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although the substantial majority of our past sales were made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and most of the Arab countries in the region. Peace talks between Israel and the Palestinian Authority began in the early 1990s, but they broke down in mid-2000. Attacks on Israel by Palestinian terrorists, and military responses by Israel, have accelerated considerably since late 2000. We cannot predict whether or when a peace process will resume, whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations.

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

We have generated a substantial portion of our revenues in U.S. dollars and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels, commonly referred to as NIS. As a result, we have been exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. In 2002 and for a number of years prior to 1999, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. This trend was reversed in 2003. We cannot predict the trend for future years. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits which we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the Office of the Chief Scientist (OCS), for the financing of a significant portion of our research and development expenditures in Israel. In 2001 and 2002, we applied for additional grants and we may apply for additional grants in the future. In 1999 and 2000, we did not receive any grants from the OCS. In 2001 we received $0.6 million and in 2002 we received $0.2 million. While we submitted an application for an additional grant in 2003, we decided not to draw any funds thereunder during 2003. The OCS budget has been subject to reductions which may affect the availability of funds for this prospective grant and other grants in the future. Therefore, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants.

In connection with research and development grants received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with grants from the OCS. We account for these royalties by recording an accrual in our financial statements. Because we determined that no revenue is expected from some of these projects, as of December 31, 2001 we decided to write down the related $0.4 million accrual we recorded in past years. The OCS subsequently confirmed the status of these projects as being non-royalty-bearing. The OCS would be entitled to revisit the status of these projects in the future if the Company were to commence utilizing technology developed under these projects.

The terms of the OCS grants and the law pursuant to which the grants are made restrict our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. This restriction may limit our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that the approvals of the OCS will be obtained on terms that are acceptable to us, or at all. In connection with our grant applications, we have made representations and covenants to the OCS. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with linkage adjustment to the Israeli consumer price index and interest, and would likely be ineligible to receive OCS grants in the future.

Grants received from the OCS through 2002 that the Company potentially will be obligated to repay totaled approximately $800,000.

The tax benefits we are currently entitled to from the Government of Israel may be reduced or terminated in the future.

Pursuant to the Law for the Encouragement of Capital Investments, the Government of Israel through the Investment Center has granted "approved enterprise" status to a portion of our capital investment programs. The portion of our income derived from our approved enterprise program will be exempt from tax for a limited period of two years commencing in the first year in which we have taxable income, and will be subject to a reduced tax for an additional period of five to eight years dependent on the percentage of holdings of our shares by foreign shareholders. The benefits available to an approved enterprise are conditioned upon the fulfillment of specified conditions, including a required amount of investments in fixed assets and a portion of these investments being made with net proceeds of equity capital raised by us as stipulated in applicable law and in the specific certificates of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes (together with linkage adjustment to the Israeli consumer price index and interest) for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. In addition, the law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is June 30, 2004 (which may be extended by ministerial decision until December 31, 2004), and no new benefits will be granted after that date unless the expiration date is extended. We cannot assure you that new benefits will be available after June 30, 2004 or that benefits will be continued in the future at their current levels or at all.

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

Israeli corporate law regulates mergers, votes required to approve mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax considerations may make potential transactions unappealing to us or to some of our shareholders and tax reform in Israel can reduce potential tax benefits, and limit our potential profitability.


Item 4. Information on the Company.


Overview

We are a provider of anti-spam solutions to enterprise customers. The Company offers its enterprise anti-spam solution to small, medium and large enterprises through a variety of distribution channels, namely various reseller channels. The solutions are also available for integration with security, content filtering, anti-virus and other filtering solutions through alliances and strategic partnerships, including OEM (Original Equipment Manufacturer) arrangements. In the middle of 2004, the Company is expected to release a first version of its ISP (Internet Service Provider) anti-spam solution. The solutions are marketed worldwide through the Company's internal sales force and external distribution channels.

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

Commtouch Offerings

We offer a comprehensive enterprise class anti-spam solution (known as "Commtouch Anti-Spam Enterprise Gateway"), consisting of both a software element (the "Enterprise Gateway") and a service component (the "Detection Center"). At the Enterprise Gateway, messages are filtered at the organization's entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam detection services from the Detection Center, all allowing for real-time reaction to worldwide spam attacks. At the heart of the solution, however, is the Detection Center, which detects new spam attacks as soon as they are launched and distributed over the Internet. The Detection Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations worldwide. The Detection Center collects information from multiple sources about new spam attacks, analyzes the input using Commtouch patent-pending technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized and accurate resolution. The whole process takes no more than 300ms. Enterprise privacy is kept at a maximum because the content of incoming email messages is not seen by the Detection Center.

In particular, enterprise anti-spam solution operates to help eliminate spam as follows:

     Inbound email enters the Enterprise Gateway, a software add-on to the enterprise SMTP server.

     The Enterprise Gateway matches key characteristics of the message with predefined spam policies created by IT managers or end-users.

     If the Enterprise Gateway does not match the message to a known source, either spam or not spam, it compares characteristics of the incoming message against the Enterprise Gateway database of recently identified spam.

     If the message remains suspicious, the Enterprise Gateway queries the Detection Center for remote spam detection and classification services.

     The outgoing query consists of encrypted digital signatures taken from e-mail information to ensure enterprise security and confidentiality.

     The Detection Center weighs the values of the outstanding query against its vast database of real-time information about known spam messages and sources of spam, and replies to the Enterprise Gateway with a unique and up-to-date classification.

     The Enterprise Gateway applies a locally predefined action to the message and may store the information internally to match against new incoming messages bearing similar characteristics.



In addition to working with Microsoft Exchange server platforms, during the first half of 2004 Commtouch will be releasing an enterprise class anti-spam solution that will work with a Lotus Notes server platform.

We also offer an anti-spam solution by way of a Software Development Kit ("SDK"). The SDK enables third-party vendors to integrate the Commtouch anti-spam solution advantages into their existing offerings, providing them with full spam identification and spam classification services from the Detection Center. These vendors benefit from Commtouch expertise in blocking spam and other unwanted email traffic without the need to develop and dedicate a service department in-house. The SDK enables full communication with the remote Detection Center, receiving results to queries about suspicious messages. Each such vendor has the flexibility to determine how best to integrate the SDK into their solution. For example, if the Detection Center classifies a specific message as spam, the vendor's application may respond by either quarantining the message, rejecting it completely or sending a bounce-back message to its sender or any other option provided by the vendor's specific application.

The SDK consists of a set of APIs, which receive incoming messages as input from the vendor's application, returning the status of the message as output from the SDK. Each vendor can implement its solution differently, making the unique advantages of SDK flexible to match particular needs.

Products that may benefit from integration of the SDK solution include:

     o    Anti-virus applications

     o    Content filtering solutions

     o    Firewall systems

     o    Security servers

     o    Telco and cellular phone systems

     o    Internet Service Provider services

     o    Anti-spam applications

     o    Other network appliances


Further, we are in the infancy stage of marketing an Internet Solution Provider anti-spam solution ("ISP Solution"). ISPs purchasing this solution will install Commtouch software ("engine") on a front end server (in front of the ISP's messaging server), which will initially receive and classify email, in conjunction with the detection capabilities of the Commtouch Detection Center. ISPs will be allowed the flexibility of defining which Internet protocols (IPs) will be banned from delivering messages to their messaging system, and those messages that are allowed to enter but are suspected of being spam will be delivered to end users with a special tag identifying them as suspected spam.


Competitive Landscape

The markets in which Commtouch competes are intensely competitive and rapidly changing. We believe there is no single competitor that offers the complete package of anti-spam protection that Commtouch provides. We are aware of competitors that provide anti-spam products either alone or as part of a complete messaging system or email security system.

Commtouch's principal competition is from companies that offer various e-mail content filtering products. Companies that sell products that compete with some of the features within our products include Brightmail, Postini, Tumbleweed, CipherTrust, SurfControl, Clearswift Technologies, and Trend Micro Incorporated.

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


Financing Transactions During 2003

To enhance the Company's overall financial position, the Company entered into the following financing transactions during 2003:

a. On January 29, 2003, Commtouch entered into a Convertible Loan Agreement ("the January Loan"), with certain lenders. The Company received the total loan amount of $1,250 thousand from the lenders, which bore interest at a rate of ten percent per annum, and convertible into ordinary shares of the Company at the price of $0.25 per share. In connection with the January Loan, the Company also issued warrants exercisable for purchase of up to 5,000,000 of the Company's ordinary shares, each one-third of the warrants exercisable within five years at prices per ordinary share of $0.25, $0.33 and $0.50 respectively.

A more complete description of this convertible loan transaction may be found in the Company's Form 6-K filed with the SEC for the month of April 2003, which is incorporated herein by reference under Exhibit 2.9 to this Form 20-F. This description is qualified in its entirety by reference to the text of the Convertible Loan Agreement, as amended, which is listed in this Form 20-F under Exhibits 2.9.1 through 2.9.11.

b. On July 10, 2003, Commtouch entered into an ordinary shares and Warrants Purchase Agreement with certain investors named therein. Under this agreement, the company received an investment of $1,440 thousand, and issued to the investors 2,880,000 ordinary shares and warrants to purchase within five years 1,440,000 ordinary shares at an exercise price of $0.50. Warrants totaling 325,000 shares were exercised in 2003, leaving 1,115,000 warrants outstanding as at December 31, 2003. These warrants remain exercisable and expire on August 11, 2008.

A more complete description of this equity purchase transaction may be found in the Company's Form 6-K filed with the SEC for the month of July 2003, which is incorporated herein by reference under Exhibit 4.10 to this Form 20-F. This description is qualified in its entirety by reference to the text of the Ordinary Shares and Warrants Purchase Agreement, which is listed in this Form 20-F under Exhibit 4.10.1.

c. On July 29, 2003, Commtouch entered into two identical ordinary shares and Warrants Purchase Agreements with certain investors named therein. Under these agreements, the company received investments totaling $1,600 thousand, and issued to the investors 2,666,667 ordinary shares and warrants to purchase within five years 1,600,000 ordinary shares at an exercise price of $0.65. These warrants remain exercisable and expire on August 11, 2008.

A more complete description of these equity purchase transactions may be found in the Company's Form 6-K filed with the SEC for the month of August 2003 (August 15), which is incorporated herein by reference under Exhibit 4.11 to this Form 20-F. This description is qualified in its entirety by reference to the text of the Ordinary Shares and Warrants Purchase Agreements, which are listed in this Form 20-F under Exhibits 4.11.1 and 4.11.2.

d. On November 26, 2003, the Company signed an agreement (the "November Notes Agreement") for a private placement of $3,000 thousand in senior convertible notes (the "November Notes") and related warrants (the "November Warrants") with a group of institutional investors. The notes mature in three years and bear interest at a rate of 8% per annum. The notes are convertible at any time, at the lenders' option, into the Company's ordinary shares at a fixed conversion price of $1.153. The lenders also received warrants to purchase 600,000 shares of the Company, exercisable within three year at an exercise price of $1.153 per share. The issuance of the November Notes was contingent on the conversion of the January Loan and the exercise of the January Warrants into equity. The lenders retain the option to invest an additional $3 million on similar terms to those of the original loan, with such option open for six months as from January 20, 2004 (the date that a registration statement covering the initial loan was declared effective by the SEC).

A more complete description of this convertible loan transaction may be found in the Company's Form 6-K filed with the SEC for the month of November 2003 (filed December 2, 2003), which is incorporated herein by reference under Exhibit 2.10 to this Form 20-F. This description is qualified in its entirety by reference to the text of the Securities Purchase Agreement, which is listed in this Form 20-F under Exhibits 2.10.1 through 2.10.7.


Intellectual Property

We regard our patent pending anti-spam technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We are only actively maintaining our registered trademark for "COMMTOUCH", which is currently registered in the U.S., Canada, India, Israel, European Union, China, Mexico, Norway, Taiwan, Russian Federation, South Korea and Australia. While previous registrations of PRONTO (Canada and South Korea); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO MAIL (New Zealand) may still be in force, we are not currently actively maintaining these trademarks. The Company may decide to actively maintain some or all of these trademarks in the future, as circumstances may justify. We also have a pending trademark application for COMMTOUCH in Brazil. We are also claiming trademark rights in "RPD" (Recurrent Pattern Detection), as applicable to our anti-spam solutions, as from at least September 2003.

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

Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement by us and/or our licensees of the trademarks and other intellectual property rights of third parties. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

We also continue to hold a perpetual mail server license which was utilized in our hosted email service offering, and may license other technology as the need arises. We cannot be certain that, apart from the mail server license, other third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products. These third-party licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product development until equivalent technology can be identified, licensed and integrated. Any such delays could cause our business/financial condition and operating results to suffer.


Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the federal government, i.e. CAN-SPAM Act, and some states, with the CAN-SPAM Act superseding some state laws or certain elements thereof. See also disclosure under "Item 3. Key Information- RISK FACTORS--Business Risks-- "Our Business May be Adversely Affected as a Consequence of Legislation Imposing Legal Penalties On Distributors of Unsolicited Email". Despite this legislation, we have not seen an abatement in the amount of spam traffic on the Internet.

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


Employees

As of December 31, 2003, 2002 and 2001, we had 40, 22 and 92 full-time employees, respectively. None of our U.S. employees are covered by a collective bargaining agreement. As of March 31, 2004, we had 48 employees. We believe that our relations with our employees are good.

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


Description of Property

The legal name of the Company is Commtouch Software Ltd., and its principal executive offices are located at 1A Hazoran Street, Poleg Industrial Park, P.O.Box 8511, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888. The Company's wholly owned subsidiary, Commtouch Inc., is located at 1300 Crittenden Lane, Suite 103, Mountain View, California 94043, where our telephone number is (650) 864-2000. All of our facilities are leased. We were incorporated as a limited liability company in Israel under the laws of Israel on February 5, 1991. Our Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection from the Registrar.

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects-"Revenue Sources" and the F pages to this Form 20-F below.

Capital Expenditures and Divestitures for Last Three Financial Years

Commtouch divested itself of four subsidiary companies during the last three financial years: 1) Commtouch (UK) Ltd, which was dissolved during 2003, 2) Commtouch Latin America Inc., which was dissolved during 2002, 3) Wingra, Inc. ("Wingra"), which was sold during 2002 and 4) Commtouch K.K. (Japan) (now known as Imatrix Corporation), which we previously owned a majority of and, during 2002, reduced such holdings to a 32% interest and is being accounted for under the equity method.




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


Overview

During 2003, our business was to develop and sell, through a reseller program, anti-spam solutions to enterprise class customers. During 2002, we outsourced integrated Web-based email and messaging solutions to a few businesses that remained as customers following the transfer of our consumer outsource web-based email business and sale of our Hosted Exchange email business during late 2001 and early 2002 in transactions with MailCentro Inc. and Telecomputing, Inc. respectively. During early 2002, concurrent with the divestiture of the Company's above-stated businesses, the Company began marketing to service providers its messaging software platform ("CMP"), which had been in development by the Company prior to that time. Following a concerted effort to penetrate the email server market and a determination that the continuing unfavorable economic conditions would hamper potential sales of CMP, and given the Company's inherent knowledge of anti-spam solutions based on its many years as an ASP in the outsourced email market and the growing worldwide attention that has been directed to the problem of spam, the Company transitioned its focus to the anti-spam market in mid-2002. While no uniform definition of spam exists, the Company generally defines "spam" as the sending of unsolicited bulk email for commercial and non-commercial purposes.

In February 2002, the Company sold off its migration service business, Wingra, to Wingra's senior management. The operations of Wingra were eliminated from the operations of the entity as a result of the disposal transaction. The Company ceased its activity in the migration service business. The results of operations including revenue, operating expenses and other income and expense, of Wingra for 2001, have been reclassified in the accompanying statements of operations as discontinued operations.


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


Revenue Sources

Service Fees.

We started to recognize revenues from anti-spam solutions during the third quarter of 2003. Revenues associated with the sale of anti-spam solutions are recognized ratably over the period in which services are provided, which is usually one to two years.

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


Results of Operations

The following table sets forth financial data for the years ended December 31, 2001, 2002 and 2003 (in thousands):

                                                                                                  Year Ended December 31,
                                                                                       ---------------------------------------------
                                                                                         2001              2002              2003
                                                                                       --------          --------          --------
Revenues:
   Email services ............................................................         $ 13,318          $  3,238          $    329
   Software license revenues .................................................              270               200              --
                                                                                       --------          --------          --------
   Total revenues ............................................................           13,588             3,438               329
Cost of revenues .............................................................           13,962             1,675               581
                                                                                       --------          --------          --------
   Gross profit (loss) .......................................................             (374)            1,763              (252)
                                                                                       --------          --------          --------
Operating expenses:
   Research and development, net .............................................            5,884             2,246             1,476
   Sales and marketing .......................................................           12,894             1,176             1,875
   General and administrative ................................................           10,337             2,588             1,308

   Amortization of stock-based employee deferred compensation ................            2,204               551               247
   Write-off of property and equipment and other .............................           10,166               750              --
                                                                                       --------          --------          --------
   Total operating expenses ..................................................           41,485             7,311             4,906
                                                                                       --------          --------          --------
Operating loss ...............................................................          (41,859)           (5,548)           (5,158)
   Interest and other income, net ............................................              583               (60)           (1,967)
   Equity in earnings (losses) of affiliate ..................................             --                 (56)              291
   Write-off impaired long-term investments ..................................           (2,000)             --                --
   Minority interest .........................................................              285                74              --
                                                                                       --------          --------          --------
Loss from continuing operations ..............................................          (42,991)           (5,590)           (6,834)
Gain on disposal of Wingra ...................................................             --               1,014              --
Discontinued Operations - Wingra .............................................          (18,016)             (335)             --
                                                                                       --------          --------          --------
Income (Loss) from sale of discontinued operations ...........................          (18,016)              679              --
                                                                                       --------          --------          --------
Net loss .....................................................................         $(61,007)         $ (4,911)         $ (6,834)
                                                                                       ========          ========          ========

Comparison of Years Ended December 31, 2003 and 2002

Revenues. Due to the sale of its migration (Wingra Inc.) and hosted exchange services, as well as its consumer class business in 2001, the Company's revenues for 2003 had decreased significantly comparing to 2002, mainly because of the Company's change of focus during 2003.

Revenues decreased $3.1 million from $3.4 million in 2002 to $0.3 million in 2003. 2003 revenues represent royalty income from email services and from sales of anti-spam solutions (see Note 2h to the Notes to Consolidated Financial Statements). We are expecting revenues to rise from $0.3 million in 2003, as the anti-spam solutions will be available for the full year and as we gain market share. In 2003 and 2002, we had three and two customers, respectively, whose revenue exceeded 10% of the Company's revenues, representing 70% and 57% of the 2003 and 2002 revenues, respectively.

Cost of Revenues. Cost of revenues decreased 65% from $1.7 million in 2002 to $0.6 million in 2003. Cost of revenues is not expected to increase at the same rate as revenues from the anti-spam solution increases. The cost includes costs of running the anti-spam detection center, which are not as labor intensive as when we were providing hosted email services.

Research and Development, Net. Research and development expenses decreased 32% from $2.2 million in 2002 to $1.5 million in 2003 due to the decrease in personnel and other related costs. In 2003 and 2002, we received royalty-bearing grants totaling zero and $0.2 million, respectively, from the Israeli government, which were recorded as a reduction of research and development costs. The Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants. It is possible that an obligation to pay royalties in 2004 and future years may be imposed on the Company, as we started to generate revenues from our anti-spam solutions in the middle of 2003, although it is the Company's position that no royalty bearing technologies are utilized in relation to its anti-spam solutions. The ultimate liability is subject to review by the OCS.

Sales and Marketing. Sales and marketing expenses increased 59% from $1.2 million in 2002 to $1.9 million in 2003, due to the increase in personnel in connection with the launch of our new product in the middle of 2003.

General and Administrative. General and administrative expenses decreased 49% from $2.6 million in 2002 to $1.3 million in 2003, due primarily to curtailment of costs. These expenses include net income from the recovery of notes receivables totaling $0.3 million related to notes granted to former employees during 1999, for which a valuation allowance was recorded in 2002.

Amortization of Stock-Based Employee Deferred Compensation. Our stock-based employee deferred compensation expenses decreased 55% from $0.6 million for 2002 to $0.2 million for 2003. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years. Amortization of these amounts concluded during the third quarter of 2003. Deferred compensation expenses also included $0.2 million in each of the years in 2003 and 2002, respectively, relating to the repricing of stock options during 2001. The total amortization charge of $1.0 million related to the repricing is amortized using the straight-line method over a three year vesting schedule, which will conclude by the middle of 2004.

Interest and Other Income, Net. Our interest and other income, net, increased from a net loss of $0.1 million for 2002 to $2 million for 2003, due primarily to a non-cash charge of $1.9 million in 2003 relating to the issuance of convertible loans and warrants.

Minority Interest. At December 31, 2002, the Company owned 32% of the equity and voting rights of Imatrix (formerly Commtouch, K.K. (Japan)). During 2002, the Company's investment in Imatrix changed from a consolidated subsidiary to an equity investment; as such we ceased to have minority interest in 2003.

Income Taxes. As of December 31, 2003, we had approximately $31.5 million of Israeli net operating loss carry-forwards. We also had U.S. federal net operating loss carry-forwards available to offset future taxable income. The Israeli net operating loss carry-forwards have no expiration date. The U.S. net operating loss carry-forwards will expire in various amounts in the years 2009 to 2023. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.


Comparison of Years Ended December 31, 2002 and 2001

Revenues. Email service revenues decreased 74% from $13.3 million in 2001 to $3.2 million in 2002. We recognized revenue of $0.3 million, from the sale of licenses in 2001 and $0.2 million in 2002. In 2002 we had two customers whose revenue exceeded 10%, representing 57% of the 2002 revenues. No customer accounted for more than 10% of revenues in 2001.

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

Amortization of Stock-Based Employee Deferred Compensation. Our stock-based employee deferred compensation expenses decreased 75% from $2.2 million for 2001 to $0.6 million for 2002. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years. Amortization of these amounts concluded during the third quarter of 2003. Deferred compensation expenses also included $0.2 million and $0.3 million in 2002 and 2001, respectively, relating to the repricing of stock options during 2001. The total amortization charge of $1.0 million related to the repricing is amortized using the straight-line method over a three year vesting schedule.

Write-off of Impaired Intangibles and Other Assets. Impairment and other charges consist of costs and/or charges that are not directly associated with other expense classification or ongoing operations. The Company periodically assesses the recoverability of the carrying amount of intangible assets, property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. In 2002, the company had written off $0.8 million regarding unused property and equipment. In 2001, impairment and other charges of $23.4 million included a $13.3 million impairment of goodwill and other intangibles related to our acquisition of Wingra, Inc., $4.4 million impairment of leasehold improvements at unused leased facilities, $3.6 million impairment of computer hardware which is idle and not being used, an accrual of $1.0 million for costs related to early termination of these unused facilities and a $1.1 million write-off of a customer relationship module (a software tool for managing customer relations), which portion will no longer be utilized. The impairment charges of the goodwill and other intangible assets were classified to discontinued operation due to the divestiture of Wingra in 2002.

Interest and Other Income, Net. Our interest and other income, net, decreased from a net income of $.6 million for 2001 to a net loss of $0.1 million for 2002, due primarily to decreased interest income earned from cash equivalents, as the funds depleted in 2002.

Write-Off of Impaired Long-term Investments. The Company invested $7 million in the first nine months of 2000 in certain Internet centric companies in which the Company believed it had a significant ongoing strategic interest. However, due to the economic slowdown and the significant decline in capital available to and valuations of these privately funded Internet centric companies, the Company believed that these investments were fully impaired. Accordingly, the Company recorded a charge of $2.0 million in 2001 to reflect impairment of these assets.

Minority Interest. At December 31, 2001 and 2002, the Company owned 70.6% and 32%, respectively, of the equity and voting rights of Commtouch, K.K. (Japan).

Income Taxes. As of December 31, 2002, we had approximately $28.0 million of Israeli net operating loss carry-forwards. We also had U.S. federal net operating loss carry-forwards available to offset future taxable income. The Israeli net operating loss carry-forwards have no expiration date. The U.S. net operating loss carry-forwards will expire in various amounts in the years 2008 to 2022. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.


Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2003. This information has been derived from the Company's consolidated unaudited financial statements, which, in management's opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                                 Three Months Ended
                                               -------------------------------------------------------------------------------------
                                               Mar. 31,    Jun 30,   Sept. 30,  Dec. 31,   Mar. 31,   Jun. 30,  Sept. 30,   Dec. 31,
                                                 2002       2002       2002       2002       2003       2003       2003       2003
                                               -------    -------    -------    -------    -------    -------    -------    -------
                                                                                   (in thousands)
                                                                                    (unaudited)
Email service revenues .....................   $ 1,271    $ 1,005    $   525    $   637    $   106    $    70    $    84    $    69
Cost of email service revenues .............       933        406        153        183        174        143        130        134
                                               -------    -------    -------    -------    -------    -------    -------    -------
Gross profit (loss) ........................       338        599        372        454        (68)       (73)       (46)       (65)
                                               -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses:
Research and
   development, net ........................       573        530        621        522        346        362        387        381
Sales and marketing ........................       521        244        221        190        188        340        609        738
General and administrative .................       766        421        379      1,022        442        332        561        (27)
Amortization of stock-based
   employee compensation ...................       138        138        138        137         63         63         63         58
Write-off of property and
   equipment and other .....................      --         --         --          750       --         --         --         --
                                               -------    -------    -------    -------    -------    -------    -------    -------
Total operating expenses ...................     1,998      1,333      1,359      2,621      1,039      1,097      1,620      1,150
                                               -------    -------    -------    -------    -------    -------    -------    -------
Operating loss .............................    (1,660)      (734)      (987)    (2,167)    (1,107)    (1,170)    (1,666)    (1,215)
Interest and other income
   (expenses), net .........................        44        (20)       (48)       (36)       (37)      (105)      (141)    (1,684)
Equity in earnings
   (losses) of affiliate ...................      --           18        (47)       (27)      --          238         44          9
Minority interest ..........................        63         11       --         --         --         --         --         --
                                               -------    -------    -------    -------    -------    -------    -------    -------
Loss from continuing
   operations ..............................    (1,553)      (725)    (1,082)    (2,230)    (1,144)    (1,037)    (1,763)    (2,890)
                                               -------    -------    -------    -------    -------    -------    -------    -------
Gain on disposal of Wingra .................     1,014       --         --         --         --         --         --         --
Discontinued
   operations - Wingra .....................      (335)      --         --         --         --         --         --         --
                                               -------    -------    -------    -------    -------    -------    -------    -------
Income from sale of
   discontinued operations .................       679       --         --         --         --         --         --         --
                                               -------    -------    -------    -------    -------    -------    -------    -------
Net loss ...................................   $  (874)   $  (725)   $(1,082)   $(2,230)   $(1,144)   $(1,037)   $(1,763)   $(2,890)
                                               =======    =======    =======    =======    =======    =======    =======    =======



Fluctuations in Quarterly Results

We have incurred operating losses since inception, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside of our control including entering a new and unstable market due to launching the anti-spam product. A relatively large expense in a quarter could have a negative effect on our financial performance in that quarter. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Other factors that may cause our future operating results to fluctuate include, but are not limited to:

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

As of December 31, 2003 and March 31, 2004 respectively, we had approximately $4.1 million and approximately $ 4.5 million of cash to fund operations in 2004. In 2003 we utilized $4.5 million of cash to fund operating losses. Net cash provided by financing activities were approximately $7.2 million mainly due to proceeds from the issuance of shares, and receipt of two convertible loans (one convertible loan was converted into equity). Net cash utilized from investing activities was insignificant.

As of December 31, 2003 and March 31, 2004, we had working capital of $4.0 million and $2.9 million, respectively.

According to the November Notes Agreement, any delay in registration and/or effectiveness of the November Notes according to the registration requirements, can cause the occurrence of an event of default and redemption of the notes by the lenders, and/or penalties to be paid in cash.

On May 18, 2004, the Company entered into a definitive agreement for the private placement of ordinary shares of the Company to existing institutional investors for gross proceeds of approximately $3.9 million. The investment is contingent upon shareholders approval and additional closing conditions.

Based on the cash balance at December 31, 2003, current projections of revenues, related expenses, and the completion of the convertible loan transaction, the Company believes it has sufficient cash to continue operations for at least the next twelve months through December 31, 2004.


Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. A part of our income, however, is derived from the Company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in three separate plans, and is therefore eligible for certain tax benefits. The Company has three approved programs, out of which two were cancelled in prior years. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. The period of tax benefits is subject to limits of 12 years from the year of commencement of production, or 14 years from the grant of approval, whichever is earlier. Moreover, notwithstanding our Approved Enterprise status in Israel, we may be required to pay income or withholding taxes in other countries. Since we have incurred tax losses in every year through 2003, we have not yet used the tax benefits for which we are eligible. See Item 10 below for a discussion on tax reform.

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

The annual rate of inflation in Israel was-1.9% in 2003, 6.5% in 2002 and 1.4% in 2001. The NIS was devalued against the U.S. dollar by approximately -6.4% in 2003, 7.3% in 2002and 9.3% in 2001. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS
4.379 for one U.S. dollar on December 31, 2003. Note that the representative dollar exchange rate was NIS 4.528 at March 31, 2004.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

The Company's affiliates (Imatrix's) functional currency is the Japanese Yen. Consequently Imatrix's results of operations are translated into USD. Because exchange rates between the Yen and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on the Company's equity in earnings and losses of affiliate.



Item 6. Directors, Senior Management and Employees

The following table sets forth certain information regarding our directors at March 31, 2004:

                                                     Beneficial
                                                      Ownership
                  Name                  Age             >1%(3)                          Position
                 -----                  ----          ----------                        --------
Amir Lev............................     43             2.8%                 Director
Carolyn Chin(1).....................     56             1.1%                 Chairman of the Board of Directors
Gideon Mantel(1)....................     44             5.9%                 Director
Nahum Sharfman(1)...................     55             3.8%                 Director
Lloyd E. Shefsky(2)(4)..............     63             1.8%                 Director
Richard Sorkin......................     42               --                 Director
Udi Netzer (2)......................     48              --                  Director (Outside Director)
Ofer Segev(1)(2)....................     44              --                  Director (Outside Director)

-----------------
(1)  Member of the Compensation Committee

(2)  Member of the Audit Committee

(3) For purposes of this table, a person or group of persons is deemed to have beneficial ownership of shares of the Company's common stock which such person or group has the right to acquire on or within 60 days after March 31, 2004. Unless otherwise indicated, to the Company's knowledge the person named has sole voting and investment power and the right to receive the economic benefits, or share such power and rights with such person's spouse, with respect to all shares held by that person. Warrants and options that were underwater as of March 31, 2004 were included in the calculation of beneficial ownership.

(4) This percentage represents Mr. Shefsky's individual holdings and holdings of LENE L.P., for which he acts as General Partner.

Other Management Employees:

The following table sets forth the names and positions of our management employees at March 31, 2004:

             Name             Age      Ownership >1%                       Position
            ------            ----    --------------                      ----------
Gideon Mantel............      44     See table above       CEO
Amir Lev.................      43     See table above       President and Chief Technical Officer
Devyani Patel............      43            --             Vice President, Finance
Avner Amram..............      42            --             Executive Vice President, Commtouch Inc.
Gary Davis...............      42            --             General Counsel and Corporate Secretary
Udi Trugman..............      33            --             Vice President, Research and Development,
                                                              Commtouch Software Ltd.
Ronni Zehavi.............      38            --             Vice President, Operations, Commtouch Software Ltd.
Haggai Carmon............      45            --             Vice President, Marketing, Commtouch Software Ltd.
Timothy Straight.........      49            --             Vice President, Sales, Commtouch Inc.
Mark Uicker..............      40            --             Vice President, Business Development, Commtouch Inc.


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

Richard Sorkin has served as a Director of Commtouch since July 1999. Since June 1998, Mr. Sorkin has served as an advisor to several early-stage Internet companies and is a director of several private companies. From June 1998 to April 1999 he was the Chairman of the Board of Directors of ZIP2, an Internet media company which was sold to Compaq. From May 1996 to June 1998, he was Chief Executive Officer of ZIP2 and from May 1993 to March 1996 he held various executive positions with Creative Technology, Ltd., a leading provider of multi-media hardware. Mr. Sorkin received a B.A. with honors in Economics from Yale University and an M.B.A. from Stanford University.

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

Lloyd E. Shefsky has served as a Director of Commtouch since October 2003. He is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where he is Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations. Mr. Shefsky authored Entrepreneurs Are Made Not Born, which was translated into five foreign languages. He received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

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

Devyani Patel joined Commtouch in 1996 as a consultant and became a full-time employee in early 1999. She served as Corporate Controller for Commtouch until November 2001 when she was appointed as the Vice President of Finance. Ms. Patel has over 20 years of accounting and finance experience, including technology industry experience. Ms. Patel graduated from the University of Kent, Canterbury, England in Accounting and Law.

Gary Davis joined Commtouch in September 1999 and serves as General Counsel and Corporate Secretary. Mr. Davis has over 18 years of legal experience in both private law firm and corporate practices. Mr. Davis is certified to practice law in both the State of Israel and California. Prior to September 1999, Mr. Davis was in-house counsel to Israel Military Industries and Elta Electronics Industries. He received a B.A. in Political Economy of Industrial Societies from U.C. Berkeley and a J.D. in law from Golden Gate University.

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

Tim Straight joined Commtouch in July 2003 and serves as Vice President of Sales. Mr Straight is a 20-year veteran of technology sales, and was most recently Western Region Director at NetScreen Technologies. He is responsible for Commtouch's North American sales objectives, continuing the development of the channel operations as well as building existing and future OEM relationships. Prior to joining Netscreen, Mr Straight held domestic and international sales and business development positions with Mirapoint, Gadzoox Networks, Vitalsigns Software, CheckPoint Software Technologies, and

Synoptics/Bay Networks. He has a Bachelors degree in Journalism from the University of Rhode Island.

Mark Uicker was appointed Vice President of Business Development in December of 2003. He is responsible for managing all of Commtouch's relationships with OEM partners, identifying and pursuing new business opportunities as well as negotiating agreements to embed and license Commtouch's anti-spam detection engine in OEM enterprise, service provider and consumer software applications and messaging and security appliances. Mr. Uicker brings 14 years experience in the software business to Commtouch, his most recent position having been vice president of business development, in charge of channel sales at Kaon Interactive. Uicker previously served as vice president of OEM sales and business development at anti-spam vendor Elron Software (acquired by Zix Corporation in fall 2003).


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

In addition, the Nasdaq SmallCap Market currently requires Commtouch to have at least two independent directors on the Board of Directors and to maintain an audit committee, at least a majority of whose members are independent of management.

However, recent Nasdaq corporate governance Marketplace Rule changes require that, by July 31, 2005 (representing an extended compliance period due to the Company's status as a foreign private issuer), the Company have a majority of independent directors, as defined under Marketplace Rule 4200(a)(15), unless the Company has cause to request and receives an exemption under the rules from this requirement, and an audit committee of three members, each of whom must:

     (i)    be independent as defined under Marketplace Rule 4200(a)(15);

     (ii) meet the criteria for independence set forth in Exchange Act Rule 10A-3(b)(1) (subject to the exemptions provided in Exchange Act Rule 10A-3(c);

     (iii) not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and

     (iv) be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement.

Under limited circumstances, the Company may have one audit committee member not independent in accordance with the above, but such a member would only be able to serve for a maximum of two years.

Additionally, pursuant to Exchange Act Rule 10A-3(b)(1), by July 31, 2005, members of the audit committee must meet that rule's definition of independence, which requires that an audit committee member may not, except in his or her capacity as a director or committee member, (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries (except for fixed amounts of compensation under a retirement plan for prior service with the Company, provided that such compensation is not contingent in any way on continued service), and (ii) be an "affiliated person" of the Company or any of its subsidiaries.


The new Nasdaq rules also require that the Company (by July 31, 2005) certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Also, under Item 401(h) of Regulation S-K, the Company is currently obligated to disclose whether or not it has a "financial expert" on its audit committee, as defined under this regulation (See Item 16A. Audit Committee Financial Expert).

Currently, we have appointed three directors to the audit committee who qualify as independent directors under the current Nasdaq SmallCap Market requirements, and we believe that these directors will also meet the definition of independence under the new rules, when they become applicable to the Company (assuming said directors continue to serve until such time). Furthermore, two out of the three directors on the audit committee meet the qualification requirements for outside directors, as required under the Israel Companies Law.

Audit Committee

As noted above, the Israel Companies Law and Nasdaq Marketplace Rules require public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the Company's business, approving management compensation and approving related party transactions as required by law. An audit committee must consist of at least three directors meeting the independence and outside director standards under the Nasdaq Marketplace Rules, Exchange Act Rules and Israel Companies Law, as described above under "Independent and Outside Directors." Furthermore, the Israel Companies Law specifically prohibits the chairman of the Board of Directors, any director employed by or otherwise providing services to a company, and a controlling shareholder or any relative of a controlling shareholder from being a member of the audit committee.


Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company's actions comply with relevant law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company's independent accountant or its representative. The Company appointed a qualified internal auditor during 2003.


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


Compensation Committee Interlocks

The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for Commtouch's directors, officers and other employees and for administering various incentive compensation and benefit plans. The Compensation Committee consists of the Chief Executive Officer and three other Directors. Ofer Segev, as an outside director, Carolyn Chin and Nahum Sharfman are currently the three other directors on the Compensation Committee.


Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a settlement or an arbitrator's decision confirmed by the court, and (b) reasonable litigation expenses, including legal fees, actually incurred by such a director or imposed upon the director by a court order, in an action, suit or proceeding brought against him or her by or on behalf of the company or by others, or in connection with a criminal proceeding in which he or she was acquitted, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. Our Articles of Association allow us to insure and indemnify office holders to the fullest extent permitted by law provided such insurance or indemnification is approved in accordance with the Israel Companies Law. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims. In addition, the Company entered into an undertaking to indemnify the directors of the Company in connection with the shareholder-instigated class action lawsuit, subject to certain limitations, and this undertaking was ratified by shareholders (as this lawsuit has been settled, it is not anticipated that this undertaking will result in any liability to the Company). Further, at the annual meeting of shareholders held on November 18, 2002, the shareholders approved a form of indemnification, exculpation and insurance agreement that is applicable to all directors serving the Company.

Compensation of Directors and Officers.

The directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is approved by Commtouch's audit committee, Board of Directors and shareholders. Directors currently do not receive cash compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended. However, see Item 10 "Amended and Restated 1999 Non-Employee Directors Stock Option Plan".

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (8 persons) in 2003 was approximately $0.6million. During the same period Commtouch accrued or set aside approximately $30,000 for the same group to provide pension, retirement or similar benefits. As of December 31, 2003, directors and executive officers of Commtouch (8 persons) held stock options to purchase an aggregate of 3,931,227 ordinary shares.


Options to Purchase Securities from Registrant or Subsidiaries.

As of December 31, 2003, 7,066,635 stock options to purchase ordinary shares had been granted to employees, consultants, executive officers and non-employee directors under the Company's stock option plans, net of cancelled options. Of that number 6,249,108 had not been exercised and had exercise prices ranging from $0.01 to $35 per share and a weighted average per share exercise price of $0.31, and were held by 35 persons; these options have termination dates ranging from February 2006 to December 2013. At December 31, 2003, the persons named in
Item 6 as a group (8 persons - executive officers and directors only) held vested options to acquire 3,931,227 ordinary shares. Reference is also made to the information contained in Item 7 below.


Employees

See Item 4: Employees


Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our ordinary shares as of March 31, 2004, including:

     o each person or entity known to Commtouch to own beneficially more than five percent of Commtouch's ordinary shares, and

     o    all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power, or the right to receive the economic benefits of ownership, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 37,319,562 ordinary shares outstanding as of March 31, 2004. Ordinary shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of March 31, 2004 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person. Major shareholders in the Company have the same voting rights as all other shareholders.

                                                         Amount       Percent of
                                                         Owned          Class
                                                       ----------     ----------
Israel Seed IV, L.P.                                   3,747,088        9.5%
Gideon Mantel                                          2,262,960        5.9%
OZF Ltd.                                               3,206,138        8.4%
KKB Ventures LLC                                       2,423,457        6.4%
XDL Capital Corp.                                      1,940,704        5.1%

All directors and officers as a group (8 persons)      6,202,497       14.3%

(1) The above percentage includes warrants and options which are underwater as of March 31, 2004: 2.7% of class


Significant Changes in Percentage Ownership During the Past Three Years

     o The percentage beneficial ownership of Israel Seed IV, L.P., at December 31, 2003 is 9.5%. This investor was a significant participant in the July 29, 2003 and November 26, 2003 private placements.

     o The percentage beneficial ownership of InfoSpace (formerly Go2Net), which at December 31, 2002 was 8.7%, has dropped well below the five percent threshold, due to InfoSpace's sale of 896,057 shares and the increase in the outstanding shares of the Company during 2003. To the best of the Company's knowledge, InfoSpace is no longer a major shareholder in the Company. InfoSpace still possesses a warrant to purchase 1,136,000 ordinary shares at an original exercise price of $12.80 per share (subject to adjustment as described below). The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire five years from the date of the original email service agreement (July 16, 2004). If Infospace does not exercise this warrant and continue to hold an amount of warrant shares representing twenty-five percent of its and Vulcan Ventures original shareholdings purchased in 1999, they will lose the right to appoint one director to the Board of the Company. At InfoSpace's option, the warrant is exercisable pursuant to a cashless exercise based on the average closing price of the ordinary shares for the five days preceding the exercise. The holder of the warrant is required to avoid becoming a 10% or greater shareholder of the Company as a result of any exercise of the warrant. The holder of the warrant is given the opportunity to profit from a rise in the market price of the ordinary shares and the warrant. The warrant includes provisions which adjust the exercise price upon the occurrence of certain events which might otherwise dilute the value of the warrant, and the Company believes that following certain of the Company's recent and prospective future financing activities, the exercise price is projected to be approximately $4.91.

     o Nahum Sharfman, who at December 31, 2002, owned beneficially 6.05% of the Company, is no longer a major shareholder in the Company, due to the increase in outstanding shares of the Company during 2003.

     o Jan Eddy, who at December 31, 2001, owned beneficially 5% in the Company, is no longer a major shareholder due both to her sale of shares in the Company and the increase in the outstanding shares of the Company during 2002 and 2003.


Interest of Management in Certain Transactions.

Lloyd Shefsky became a Director of Commtouch in October 2003. Prior to that time, Lene L.P., for which Mr. Shefsky acts as a General Partner, undertook to loan the Company $50,000 under the Convertible Loan Agreement of January 29, 2004. On May 15, 2003, pursuant to Addendum 2 to the Convertible Loan Agreement, Mr. Shefsky personally committed to loan the Company $25,000. As a result of these two investments, and pursuant to Addendum 3 to the Convertible Loan Agreement of November 18, 2003 under which the various lenders committed to converting their loan into equity in the Company, the combined beneficial shareholdings of Mr. Shefsky and Lene L.P. as of December 31, 2003 amounted to 677,438 ordinary shares, or approximately 2% of the Company's outstanding shares at that date.


Option Exercises and Purchases of Shares By Certain Officers

Gideon Mantel is the Chief Executive Officer and a Director of Commtouch. On March 17, 1999, Mr. Mantel exercised certain options granted to him by Commtouch. In consideration for the Ordinary Shares purchased pursuant to the exercise of the options, he provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $341,272. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Mantel to purchase 286,120 ordinary shares of Commtouch at a weighted average purchase price of $1.19 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of December 31, 2003 is approximately $102,000.


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


Item 9. The Offer and Listing.

The Company's Ordinary Shares have traded publicly on The Nasdaq Stock Market under the symbol "CTCH" since July 13, 1999.

The following table lists the high and low closing sales prices for the Company's Ordinary Shares, for the periods indicated, as reported by The Nasdaq Stock Market:

                                                          High          Low
                                                         ------      --------
1999(beginning July 13, 1999):                           $49.12      $11.0625

2000: ..........................................         $66.50      $ 7.44

2001: ..........................................         $ 3.81      $ 0.20


2002: ..........................................         $ 0.42      $ 0.06

2003: ..........................................         $ 1.47      $ 0.10


2002:
First Quarter ..................................         $ 0.42      $ 0.23
Second Quarter .................................         $ 0.25      $ 0.11
Third Quarter ..................................         $ 0.15      $ 0.08
Fourth Quarter .................................         $ 0.22      $ 0.06


2003:
First Quarter ..................................         $ 0.16      $ 0.10
Second Quarter .................................         $ 0.69      $ 0.16
Third Quarter ..................................         $ 0.96      $ 0.55
Fourth Quarter .................................         $ 1.47      $ 0.79


2004:
First Quarter ..................................         $ 1.24      $ 0.83


Most Recent Six Months:
December 2003 ..................................         $ 1.15      $ 0.79
January 2004 ...................................           1.24        0.84
February 2004 ..................................           1.15        0.91
March 2004 .....................................           1.06        0.83
April 2004 .....................................           1.09        0.85
May 2004 .......................................           0.92        0.57


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

As of December 31, 2003, our authorized share capital consisted of 75,000,000 ordinary shares, NIS 0.05 par value. As of December 31, 2003, there were 37,104,615 ordinary shares issued and outstanding.

                         DESCRIPTION OF ORDINARY SHARES

All issued and outstanding ordinary shares of Commtouch are duly authorized and validly issued, fully paid and nonassessable. The ordinary shares do not have preemptive rights. Our Memorandum of Association, Articles of Association and the laws of the State of Israel do not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.


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


 SPECIAL PROVISIONS IN ARTICLES/MEMORANDUM OF ASSOCIATION RELATING TO DIRECTORS


The discussion regarding approval of director compensation and transactions with the Company under "Item 6. Directors, Senior Management and Employees - Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders" is incorporated herein by reference.


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

An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding at least one-quarter of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board of Directors may determine in a notice to shareholders. At such reconvened meeting any two shareholders entitled to vote and present in person or by proxy will constitute a quorum. Shareholder resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon.


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


       DESCRIPTION OF INVESTOR AND SERVICE PROVIDERS OPTIONS AND WARRANTS


INFOSPACE WARRANT

The discussion regarding the Infospace warrant under Item 5. Operating and Financial Review and Prospects--Strategic Transaction with Go2Net (InfoSpace) and Item 7. "Major Shareholders and Related Party Transactions-- Significant Changes in Percentage Ownership During the Past Three Years" is incorporated herein by reference.


EQUITY OFFICE PROPERTIES WARRANT

The  discussion  regarding the Equity Office  Properties  warrant under Item 18,
Note 10 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.


COMPAQ WARRANT

The discussion regarding the Compaq warrant under Item 18, Note 10 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.


FEBRUARY 2002 INVESTMENT ROUND WARRANTS

The discussion regarding the February 2002 investment round warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.


JANUARY 2003 CONVERTIBLE LOAN WARRANTS

The discussion regarding the January 2003 convertible loan warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.

JULY 2003 INVESMENT ROUNDS WARRANTS

The discussion regarding the two July 2003 investment rounds warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.


NOVEMBER 2003 CONVERTIBLE LOAN WARRANTS

The discussion regarding the November 2003 convertible loan warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.


AGRON WARRANT

The discussion regarding the Agron warrant under Item 18, Note 10 to the Notes to Consolidated Financial Statements - Shareholders' Equity is incorporated herein by reference.


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

The registration rights described in the preceding two paragraphs expire five years after the closing date of our initial public offering (July 16, 2004).

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

     d. to lenders under the Convertible Loan Agreement of January 29, 2003, as amended, whereby a loan amount of $1,250,000 was provided to the Company and subsequently converted into equity in the Company. Following conversion, on January 20, 2004, the Company registered 11,304,432 ordinary shares on behalf of the lenders, with 5,652,216 representing shares issuable upon exercise of warrants (with a term of five years).

     e. to investors under the two private placements of July 10, 2003 and July 29, 2003, whereby Commtouch issued 5,546,667 ordinary shares against the investment of $3,040,000. The investors in the private placement also received five-year warrants to purchase up to an additional 3,040,000 ordinary shares. The shares issued under these private placements, including shares to be issued upon the exercise of the warrants, were registered on November 3, 2003; however, given a delay in the registration process, additional "liquidated damages" shares totaling 40,926 ordinary shares were issued to the investors and registered on January 20, 2004;

     f. to lenders under the Securities Purchase Agreement of November 26, 2004, as amended, whereby a loan amount of $3,000,000 was provided to the Company. Under this agreement, the Company (i) granted rights to convert the loan into equity at a conversion price of $1.153 per Ordinary Share, and (ii) issued warrants exercisable for purchase of up to 600,000 of the Company's Ordinary Shares, exercisable within three years at a price per Ordinary Share of $1.153. Pursuant to the agreement, the Company registered 4,162,479 ordinary shares with the SEC on January 20, 2004. For six months as from January 20, 2004, the lenders retain the option to invest an additional $3 million on similar terms to those of the original loan, including those relating to the registration of additional shares and shares underlying warrants; and

     g. piggy-back registration rights were included in all warrants detailed above in this Item 10.


                              ACCESS TO INFORMATION

We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, Commtouch must file with the Israeli Registrar of Companies its Articles of Association and any amendments thereto. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.


                          TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our ordinary shares is Wells Fargo Bank Minnesota N.A.


MATERIAL CONTRACTS DURING PAST TWO YEARS.

Consulting and Fundraising Agreements

On September 1, 2002, Commtouch entered into two agreements with AxcessNet Ltd., one for the providing of consulting services to Commtouch ("agreement 1") and the other for the facilitating of fundraising and strategic commercial transactions ("agreement 2"). Under agreement 1, AxcessNet is to receive a payment of $140,000 in cash and some warrants. Agreement 1 was due to expire on August 31, 2003, but was extended twice, once until December 31, 2003, with AxcessNet receiving $15,000 per month during this extended period, and again for an additional year commencing January 1, 2004, with AxcessNet receiving $10,000 per month during this extended period (unless terminated earlier, at the Company's discretion). Under agreement 2, as amended on December 1, 2002, AxcessNet is entitled to receive 5% of proceeds received by Commtouch from fundraising activities (and in the case of a business combination, a minimum fee of $100,000), as well as from commercial transactions entered into by Commtouch through the efforts of AxcessNet. The compensation to be paid under agreement 2 is payable in either cash or warrants, at AxcessNet's discretion, but if the warrants are to exceed 250,000, Commtouch has the right to pay any excess in cash. Furthermore, in the event that Commtouch is acquired by a third party, any continuing payment obligations of Commtouch to AxcessNet under agreement 2 at the time of such acquisition may be fully liquidated by a payment of the lesser of twenty four months worth of payments or the number of months remaining under Commtouch's obligations to AxcessNet. During their relationship under agreement 1 and agreement 2, Commtouch and AxcessNet have been working together closely in furtherance of the Company's business, and are in constant communications with one another. AxcessNet was also a lender under the Convertible Loan Agreement of January 29, 2003 (see Exhibits 2.9.1 - 2.9.11), with its interest converting to equity in the Company on December 26, 2003.

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

Convertible Loan Agreement of January 2003

See "Item 4. Information on the Company - Financing Transactions During 2003".

Two Private Placements of July 2003

See "Item 4. Information on the Company - Financing Transactions During 2003".

Securities Purchase Agreement of November 2003

See "Item 4. Information on the Company - Financing Transactions During 2003".


Amended and Restated 1999 Non-Employee Directors Stock Option Plan

The allotment of shares under the original 1999 Non-Employee Directors Stock Option Plan was in the amount of 180,000 ordinary shares, with an additional allotment in 2000 bringing the plan's total allotment to 500,000 shares, an allotment in 2001 bringing the plan's total to 750,000 ordinary shares, two allotments during 2002 totaling 700,000 ordinary shares bringing the plan's total to 1,450,000 and a further allotment in December 2003 of 840,000, bringing the plan's total to 2,290,000. During 1999, each individual who first joined the Board of Directors as a non-employee director on or after the effective date of the initial public offering received an option grant for 10,000 options. Subsequent to July 2000, individuals who joined the Board received an initial grant of 30,000 options, and pursuant to an amendment to the plan approved by shareholders on December 26, 2003, new directors are entitled to an initial grant of 150,000 options. As from December 26, 2003, directors who are reelected at the annual meeting of shareholders are entitled to additional grants of 50,000 options. Prior to that time, directors reelected at the August 10, 2000 annual meeting of shareholders were entitled to a grant of 10,000 options, directors reelected at the August 22, 2001 annual meeting of shareholders were entitled to a grant of 33,750 options, those directors in office immediately after the extraordinary general meeting of shareholders on February 25, 2002 were granted a one-time option grant of 150,000 options and those directors in office immediately after the annual meeting of shareholders on November 18, 2002 were granted a one-time option grant of 50,000 options. Also, in addition to the grant of shares for her reelection as a director in August 2001, Carolyn Chin, in recognition of her activities as Chairman of the Board, received an additional grant of 221,250 options.

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

Amended and Restated Articles of Association

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


General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, as further discussed below.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

     o there is a special tax adjustment for the preservation of equity which classifies corporate assets into fixed assets and non-fixed assets. Where a company's equity, as defined in the law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income;

     o subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index; and

     o in specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be liable to company tax at the rate of 36%.


Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

     o deduction of purchase of know-how and patents over an eight-year period; and

     o the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company.

Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.


Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, as amended (the "Investment Law"), provides that a capital investment in production facilities
(or other eligible facilities) may, upon application to the Israel Investment Center of the Ministry of Industry, Trade and Labor, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific capital investment program delineated both by its financial scope, including its capital sources, and its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits under the Investment Law are not available for income derived from products manufactured outside of Israel.

A company owning an Approved Enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Commtouch's three investment plans have been granted the status of an Approved Enterprise under the Investment Law, in three separate investment programs, in 1992, 1996 and 2000, respectively, the second and third programs cancelled in early 2002 and in 2001. With regard to the first program, Commtouch received long-term loans guaranteed by the State of Israel. Under the terms of Commtouch's Approved Enterprise program pursuant to the alternative package of tax benefits, income earned by Commtouch from its Approved Enterprises will be tax exempt for a period of two years, commencing with the year in which it first earns taxable income, and subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, depending on the extent of foreign investments in the Company. The benefits period is limited to twelve years from the year of completion of the investment under the approved plan, or fourteen years from the date of approval, whichever is earlier. The reduced corporate tax rate, to which Commtouch's Approved Enterprise program will be subject, is dependent on the level of foreign investment in Commtouch. A Foreign Investors Company ("FIC"), as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years. A FIC is a company of which more than 25% of its shareholders are non-Israeli residents.

In the event a company operates under more than one approval or only part of its capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates. Notwithstanding our Approved Enterprise status in Israel, we may be required to pay income or withhold taxes in other countries.

All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of tax benefits and pays a dividend out of income derived from the Approved Enterprise during the exemption period will be subject to tax on the amount distributed, at the rate that would have been applicable had it not elected the alternative package of benefits (generally, 10%-25% depending on the extent of foreign investment in the company). The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Dividends from Approved Enterprises are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividend is distributed during the benefits period or within twelve 12 years thereafter. The twelve-year limitation does not apply to a FIC.

The Investment Law also provides that a company with an Approved Enterprise is entitled to accelerated depreciation on its property and equipment included in an approved investment program.

Future applications to the Investment Center will be reviewed separately, and decisions as to whether to approve or reject an application for designation as an Approved Enterprise will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such applications will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of linkage adjustment to the Israeli consumer price index and interest.

Capital Gains Tax on Sale of our Ordinary Shares by both residents and non-residents of Israel.

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an "Industrial Company", as defined by the Industry Encouragement Law, that are traded on specified non-Israeli markets, including The NASDAQ National Market, provided that the sellers purchased their shares either in the company's initial public offering or in public market transactions thereafter.

This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law- 1985, or to shareholders who acquired their shares prior to an initial public offering. The Company believes that it is currently an Industrial Company, as defined by the Industry Encouragement Law. The status of a company as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny the Company's status as an Industrial Company, possibly with retroactive effect.

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains accrued on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) - 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance, provided such shareholders did not acquire their shares prior to an initial public offering. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "United States- Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a "Treaty United States Resident") generally will not be subject to the Israeli capital gains tax unless such "Treaty United States Resident" holds, directly or indirectly, shares representing 10% or more of the Company's voting power during any part of the twelve- month period preceding such sale, exchange or disposition, subject to certain conditions. However, under the United States-Israel Tax Treaty, such "Treaty United States Resident" would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distribution of dividends other than bonus shares or stock dividends, income tax is withheld at source, at the rate of 25%, or 12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds at least 10% of our voting power, and 15% for dividends generated by an approved enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.


Taxation of Non-Resident Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. If the dividends are distributed out of Approved Enterprise earnings, the applicable tax rate would be 15%. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however the tax rate is reduced to12.5% for dividends not generated by an Approved Enterprise to a corporation which holds 10% or more of the Company's voting power during a certain period preceding the distribution of the dividend. Dividends derived from an Approved Enterprise will still be subject to 15% tax withholding.

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


Law for the Encouragement of Industrial Research and Development, 5744-1984

Under the Law for the Encouragement of Industrial Research and Development, 5744-1984 (the "Research Law") and the Instructions of the Director General of the Ministry of Industry, Trade and Labor, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of Chief Scientist (OCS) (the "Research Committee") are eligible for grants of up to 50% of the project's expenditures if they meet certain criteria. These grants are issued in return for the payment of royalties from the revenues derived from the sale of the product developed in accordance with the program, as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

The Israeli government further requires that products developed with governmental grants be manufactured in Israel. However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the OCS, the Company would be required to pay royalties that are adjusted in proportion to manufacturing outside of Israel as follows: when the manufacturing is performed outside of Israel by the Company or an affiliate company, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not performed by the Company or an affiliate the royalties paid shall be equal to the ratio of the amount of grant received from the OCS divided by the amount of grant received from the OCS and the investment(s) made by the Company in the project. The payback will also be adjusted to 120%, 150% or 300% of the grant if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The Company is subject to various provisions of the Research Law and regulations.

In order to meet certain conditions in connection with the grants and programs of the OCS, the Company has made certain representations to the Israel government about the Company's future plans for its Israeli operations. From time to time the extent of the Company's Israeli operations has differed and may in the future differ, from the Company's representations. If, after receiving grants under certain of such programs, the Company fails to meet certain conditions to those benefits, including, with respect to grants received from the OCS, the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by the Company to the Israeli government, the Company could be required to refund to the State of Israel taxes or other benefits previously received (together with linkage adjustment to the Israeli consumer price index) and would likely be ineligible to receive OCS grants in the future.

The Company has participated in programs sponsored by the OCS for the support of research and development activities. Through December 31, 2002, the Company had recorded grants from OCS aggregating approximately $1.4 million for certain of the Company's research and development projects. These grants were recorded as a reduction of research and development costs. The Company submitted an application for an additional grant in 2003, but decided not to draw any funds thereunder during 2003. As noted, the Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants. We believe that we have no obligation for royalties in 2002 or 2003, related to the 2002 grants totaling $0.2 million, since we did not generate revenue from the product developed with such grants, and for the same reason we do not anticipate generating revenue that will trigger a repayment obligation to the OCS during 2004. It is possible that an obligation to pay royalties in 2004 and future years may be imposed on the Company, as we started to generate revenues from our anti-spam solutions in the middle of 2003, although it is the Company's position that no royalty bearing technologies are utilized in relation to its anti-spam solutions. The ultimate liability is subject to review by the OCS.With regard to grants before 2002, the Company claims that all of these programs, which were funded at a total of $1.2 million, had failed and therefore it will not be obligated to pay royalties. In March 2002, the Company submitted an application for project failure with regard to projects from 2001 and prior years. This application was accepted by the OCS in August 2002. Accordingly, the Company has determined that as of December 31, 2002 there are no contingent liabilities for royalties under those projects. The OCS would be entitled to revisit the status of these projects in the future if the Company were to commence utilizing technology developed under these projects.

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

Taxation of Dividends Paid On Ordinary Shares

A U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of this basis, will be treated as gain from the sale or exchange of ordinary shares.

Recently enacted amendments to the Code, as amended, provide that dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed at the applicable long-term capital gains rate if the dividend is received from a "qualified foreign corporation," and the shareholder of such foreign corporation holds such stock for more than 60 days during the 120 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A "qualified foreign corporation" is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market. However, a foreign corporation will not be treated as qualified if it is a Passive Foreign Investment Company (as discussed below) for the year in which the dividend was paid or the preceding year.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

As described above, we will generally be required to withhold Israeli income tax from any dividends paid to holders who are not resident in Israel. See "Israeli Tax Considerations -- Taxation of Non-Resident Holders of Shares." If a U.S. Holder receives a dividend from Commtouch that is subject to Israeli withholding, the following would apply:

     o You must include the gross amount of the dividend, not reduced by the amount of Israeli tax withheld, in your U.S. taxable income.

     o You may be able to claim the Israeli tax withheld as a foreign tax credit against your U.S. income tax liability.

     o The foreign tax credit is subject to significant and complex limitations. Generally, the credit can offset only the part of your U.S. tax attributable to your net foreign source passive income. Additional special rules apply to taxpayers predominantly engaged in the active conduct of a banking, insurance, financing or similar business. Additionally, if we pay dividends at a time when 50% or more of our stock is owned by U.S. persons, you may be required to treat the part of the dividend attributable to U.S. source earnings and profits as U.S. source income, possibly reducing the allowable credit, unless you elect to calculate your foreign tax credit separately with respect to Commtouch dividends.

     o A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent the U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

     o If you do not elect to claim foreign taxes as a credit, you will be entitled to deduct the Israeli income tax withheld from your Commtouch dividends in determining your taxable income. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld.

     o If you are a U.S. corporation holding our stock, you cannot claim the dividends-received deduction with respect to our dividends.

Special rules, described below, apply if Commtouch is a passive foreign investment company.

Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. Existing regulations impose back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in ordinary shares. The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle the Holder to a refund, provided that specified required information is furnished to the IRS.

Tax Consequences If We Are a Passive Foreign Investment Company

Generally, a foreign corporation is treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature (the "Income Test"), or (ii) the average percentage of its assets during such tax year that produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the "Asset Test").

Because less than 75% of our gross income in 2003 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years.

For 2001, 2002 and 2003, however, it is possible that we could be classified as a PFIC under the Asset Test principally because a significant portion of our assets continued to consist of the cash raised in connection with both a public offering and a private offering of our ordinary shares in 2000, coupled with the decline in the public market value of our ordinary shares during 2001, 2002 and through the beginning of 2003 and the timing of the required valuations, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation's assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief
Act of 1997 indicates that "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities", there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation's assets for purposes of the Asset Test, and it is arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2001, 2002 and/or 2003 would not result in our classification as a PFIC during any or all of such years.

In view of the uncertainty regarding the valuation of our assets for purposes of the Asset Test and the complexity of the issues regarding our treatment as a PFIC, U.S. Shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. Shareholders who determine that we were a PFIC and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

If we are treated as a PFIC for United States federal income tax purposes for any year during a U.S. Shareholder's holding period of ordinary shares and the U.S. Shareholder does not make a QEF Election or a "mark-to-market" election (both as described below), any gain recognized by the U.S. Shareholder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income would be allocated over the U.S. Shareholder's holding period with respect to his ordinary shares and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

Although we generally will be treated as a PFIC as to any U.S. Shareholder if we are a PFIC for any year during the U.S. Shareholder's holding period, if we cease to satisfy the requirements for PFIC classification, then under such circumstances, the U.S. Shareholder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. Shareholder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's tax basis in these ordinary shares.

For any tax year in which we are treated as a PFIC, a U.S. Shareholder may elect to treat his ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Shareholder would be required to include in income currently his proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. Shareholder. Any gain subsequently recognized upon the sale by the U.S. Shareholder of his ordinary shares, however, generally would be taxed as capital gain.

As an alternative to a QEF Election, a U.S. Shareholder may elect to mark his ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of his ordinary shares and the adjusted tax basis of his ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election.

We cannot assure you that we will avoid becoming a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including QEF elections.


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


Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Despite a peace agreement between Israel and Egypt signed in 1979, a peace agreement between Israel and Jordan signed in 1994 and, since 1993, several agreements between Israel and Palestinian Authority, Israel continues to face hostile actions and threats from various elements in the region. Further, Israel has not entered into any peace agreement with Syria or Lebanon, and there have been major difficulties accompanied by violence in the negotiations with the Palestinians. We cannot be certain as to how the current hostilities affecting the region will develop or what effect they may have upon Commtouch.

Certain countries, companies and organizations continue to participate in a boycott of Israeli firms. Commtouch does not believe that the boycott has had a material adverse effect on Commtouch, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of Commtouch's business.

Generally, all male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform annual military reserve duty of up to 39 days, or longer under certain circumstances. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

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


Assistance from the United States

Israel receives significant amounts of economic and military assistance from the United States. There is no assurance that foreign aid from the United States will continue at or near amounts received in the past. If the grants for economic and military assistance are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.


Item 11. Qualitative and Quantitative Disclosure about Market Risk.

We develop our technology in Israel and seek to provide our software products worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our anti-spam solutions less competitive in foreign markets. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.


Interest Rate Risks

Our exposure to market risk for changes in interest rates in the U.S. relates primarily to our long-term convertible loan. The fair value of our long-term convertible loan is based upon their market values. Changes in U.S. interest rates, could affect our financial results.


Item 12. Description of Securities Other than Equity Securities.

Not applicable.

                                     PART II


Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.


Item 15. Controls and Procedures

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of the end of 2003. Based on their evaluation, our principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective.

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


Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. Ofer Segev is a financial expert serving on the Audit Committee, and Mr. Segev is independent of management pursuant to the independence standards set forth in Nasdaq Marketplace Rule 4200(a)(15) and SEC Rule 10A-3(b)(1).


Item 16B. Code of Ethics

The Company, by way of Board of Director resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers. The Code of Ethics is posted on the Company's website at www.commtouch.com, under the link to "investor relations".


Item 16C. Fees to Auditors

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd. or Ernst & Young, has served as our Independent Public Accountants for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer , Gabbay & Kasierer for 2003 and 2002:

                                                       Year ended December 31,
                                                     ---------------------------
                                                        2003              2002
                                                     --------           --------
Audit fees (1)                                       $ 59,500           $137,352
Tax (2)                                                 3,000              7,500
All other fees (3)                                      4,080             22,268
                                                     --------           --------
Total                                                $ 66,580           $167,120
                                                     ========           ========

(1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; consents; attest services; and assistance with and review of documents filed with the SEC.

(2) Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(3) All other fees include fees billed for training; advisory services related to government applications and process improvement and advice.


Audit Committee Pre-approval Policies and Procedures

Below is a summary of the current Policies and Procedures:

The main role of the Company's audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee's specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm's non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year.


                                    PART III

Item 17. Financial Statements.

The Company has responded to Item 18.


Item 18. Financial Statements

      (a) Financial Statements
                                                                            Page
                                                                            ----
Report of Independent Auditors..........................................     F-1
Consolidated Balance Sheets.............................................     F-2
Consolidated Statements of Operations...................................     F-3
Statement of Changes in Shareholders' Equity............................     F-4
Consolidated Statements of Cash Flows...................................     F-5
Notes to Consolidated Financial Statements..............................     F-8

      (b) Financial Statement Schedule:

The following financial statement schedule of Commtouch Software Ltd. for each of the three years in the period ended December 31, 2003 is filed as part of the Annual Report and should be read in conjunction with the consolidated financial statements of Commtouch Software Ltd.

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

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at item 18(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Commtouch Software Ltd. and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respect the information set forth therein.

Tel-Aviv, Israel
February 20, 2004

                                              KOST, FORER, GABBAY  & KASIERER
                                             A Member of Ernst & Young Global

                            COMMTOUCH SOFTWARE LTD.


                           CONSOLIDATED BALANCE SHEETS
               (USD in thousands, except share and per share data)

                                                                                                              December 31,
                                                                                                   --------------------------------
                                                                                                     2002*                  2003
                                                                                                   ---------              ---------
Assets
Current Assets:
       Cash and cash equivalents .....................................................             $   1,388              $   4,125
       Trade receivables, net ........................................................                    64                     92
       Receivables on account of shares ..............................................                  --                      955
       Prepaid expenses ..............................................................                   139                    156
       Other accounts receivable .....................................................                    92                    132
                                                                                                   ---------              ---------
       Total current assets ..........................................................                 1,683                  5,460
                                                                                                   ---------              ---------
       Long-term lease deposits ......................................................                     5                      5
       Severance pay fund ............................................................                   264                    391
       Deferred expenses .............................................................                  --                      236
       Property and equipment, net ...................................................                 1,029                    452
       Investment in affiliate .......................................................                     3                    339
                                                                                                   ---------              ---------
                                                                                                   $   2,984              $   6,883
                                                                                                   ---------              ---------

Liabilities and Shareholders' Equity
Current Liabilities:
       Accounts payable ..............................................................             $     338              $     479
       Employees and payroll accruals ................................................                   424                    418
       Deferred revenues .............................................................                  --                      222
       Accrued expenses and other liabilities ........................................                   372                    376
                                                                                                   ---------              ---------
       Total current liabilities .....................................................                 1,134                  1,495
                                                                                                   ---------              ---------
       Other liabilities .............................................................                   135                   --
       Convertible loan, net .........................................................                  --                    2,134
       Accrued severance pay .........................................................                   278                    425
       Shares to be registered upon exercise of warrants .............................                  --                      372
                                                                                                   ---------              ---------
                                                                                                         413                  2,931
                                                                                                   ---------              ---------

Commitments and Contingencies
Shareholders' Equity
       Ordinary Shares, nominal value NIS 0.05 par value-
       Authorized: 40,000,000 and 75,000,000 shares as of
       December 31, 2002 and 2003; Issued and
       outstanding: 22,219,696 and 37,104,615 shares
       as of December 31, 2002 and 2003, respectively ................................                   290                    456
       Additional paid-in capital ....................................................               153,460                160,592
       Accumulated other comprehensive income ........................................                  --                       46
       Deferred stock compensation ...................................................                  (277)                   (30)
       Notes receivable from shareholders, net .......................................                  (365)                  (102)
       Accumulated deficit ...........................................................              (151,671)              (158,505)
                                                                                                   ---------              ---------
       Total shareholders' equity ....................................................                 1,437                  2,457
                                                                                                   ---------              ---------
                                                                                                   $   2,984              $   6,883
                                                                                                   =========              =========

* - reclassified to conform to current year presentation

                      The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.


                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (USD in thousands, except share and per share data)

                                                                                                        Year ended
                                                                                                        December 31,
                                                                                         ------------------------------------------
                                                                                           2001             2002             2003
                                                                                         --------         --------         --------
Revenues:
     Email services .............................................................        $ 13,318         $  3,238         $    329
     Software licenses ..........................................................             270              200             --
                                                                                         --------         --------         --------
     Total revenues .............................................................          13,588            3,438              329
Cost of revenues ................................................................          13,962            1,675              581
                                                                                         --------         --------         --------
Gross profit (loss) .............................................................            (374)           1,763             (252)
                                                                                         --------         --------         --------
Operating expenses:
     Research and development, net ..............................................           5,884            2,246            1,476
     Sales and marketing ........................................................          12,894            1,176            1,875
     General and administrative .................................................          10,337            2,588            1,308
     Amortization of stock-based employee deferred compensation (1) .............           2,204              551              247
     Write-off of property and equipment and other ..............................          10,166              750             --
                                                                                         --------         --------         --------
     Total operating expenses ...................................................          41,485            7,311            4,906
                                                                                         --------         --------         --------
Operating loss ..................................................................         (41,859)          (5,548)          (5,158)
     Interest and other income (expense), net ...................................             583              (60)          (1,967)
     Equity in earnings (losses) of affiliate ...................................            --                (56)             291
     Write-off of impaired long-term investments ................................          (2,000)            --               --
     Minority interest ..........................................................             285               74             --
                                                                                         --------         --------         --------
Loss from continuing operations .................................................         (42,991)          (5,590)          (6,834)
                                                                                         --------         --------         --------
Discontinued operations
     Gain from disposal of Wingra ...............................................            --              1,014             --
     Discontinued operations - Wingra ...........................................         (18,016)            (335)            --
                                                                                         --------         --------         --------
Income (Loss) from discontinued operations ......................................         (18,016)             679             --
                                                                                         --------         --------         --------
Net loss ........................................................................        $(61,007)        $ (4,911)        $ (6,834)
                                                                                         ========         ========         ========
Basic and diluted net loss per share
     Loss from continuing operations ............................................        $  (2.51)        $  (0.27)        $  (0.28)
     Income (Loss) from discontinued operations .................................           (1.05)        $   0.03         $   --
                                                                                         --------         --------         --------
Net loss ........................................................................        $  (3.56)        $  (0.24)        $  (0.28)
                                                                                         ========         ========         ========
Weighted average number of shares used in computing
     basic and diluted net loss per share .......................................          17,152           20,854           24,573
                                                                                         ========         ========         ========


                                                                                                        Year ended
                                                                                                        December 31,
                                                                                         ------------------------------------------
                                                                                           2001             2002             2003
                                                                                         --------         --------         --------
(1) Stock-based Employee Compensation Relates to the following:
     Cost of revenues ...........................................................        $     82         $     20         $      9
     Research and development, net ..............................................             226               56               25
     Sales and marketing ........................................................             554              139               62
     General and administrative .................................................           1,342              336              151
                                                                                         --------         --------         --------
     Total ......................................................................        $  2,204         $    551         $    247
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

                            COMMTOUCH SOFTWARE LTD.


                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
               (USD in thousands, except share and per share data)

                                                                                                                         Stock-based
                                                                                                                          employee
                                                                  Ordinary share      Ordinary         Additional         deferred
                                                                     Shares         share Amount     paid-in capital    compensation
                                                                   ----------        ----------      ---------------    ------------
Balance as of January 1, 2001 .................................       16,925,022       $      236       $  150,994           (2,729)
   Issuance of shares, net ....................................          315,789                2              256             --
   Issuance of shares upon exercise of options ................          256,008                1              116             --
   Stock based compensation related to warrants
     granted to a service provider ............................             --               --                 53             --
   Amortization of deferred stock compensation ................             --               --               --              2,204
   Deferred stock based compensation ..........................             --               --                303             (303)
   Repayment of notes receivable ..............................             --               --               --               --
   Forgiveness of notes receivable ............................             --               --               --               --
   Other comprehensive income-unrealized
     holding losses on marketable securities ..................             --               --               --               --
   Issuance of shares to minority interest in
     Japan - Note 2j ..........................................             --               --                440             --
   Net loss ...................................................             --               --               --               --
                                                                      ----------       ----------       ----------       ----------
   Total comprehensive loss ...................................             --               --               --               --
Balance as of December 31, 2001 ...............................       17,496,819              239          152,162             (828)
   Issuance of shares, net ....................................        4,434,932               48            1,295             --
   Issuance of shares upon exercise of options ................          287,945                3                3             --
   Amortization of deferred stock based
     compensation .............................................             --               --               --                551
   Repayment of notes receivable ..............................             --               --               --               --
   Valuation allowance for notes receivable ...................             --               --               --               --
   Net loss ...................................................             --               --               --               --
                                                                      ----------       ----------       ----------       ----------
   Total comprehensive loss ...................................             --               --               --               --
Balance as of December 31, 2002 ...............................       22,219,696              290          153,460             (277)
   Issuance of shares, net ....................................        5,546,667               60            2,949             --
   Issuance of shares upon exercise of options ................          287,087                3               33             --
   Issuance of shares due to conversion of
     convertible loan .........................................        5,693,142               64            1,836             --
   Issuance of shares to shareholders upon
     exercise of warrants .....................................        3,151,126               36            1,230             --
   Issuance of shares to consultants upon
     exercise of warrants .....................................          206,897                3             --               --
   Beneficial conversion feature of notes and
     fair value of warrants ...................................             --               --              1,084             --
   Amortization of deferred stock based
     compensation .............................................             --               --               --                247
   Repayment of notes receivable ..............................             --               --               --               --
   Forgiveness of notes receivable ............................             --               --               --               --
   Valuation allowance for notes receivable ...................             --               --               --               --
   Accumulated other comprehensive income
     -Foreign currency translation adjustment .................             --               --               --               --
   Net loss ...................................................             --               --               --               --
   Total comprehensive loss ...................................             --               --               --               --
                                                                      ----------       ----------       ----------       ----------
Balance as of December 31, 2003 ...............................       37,104,615       $      456       $  160,592       $      (30)
                                                                      ==========       ==========       ==========       ==========

                      The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.

                                                                     Notes       Accumulated
                                                                  receivable       other                      Total
                                                                     from      comprehensive  Accumulated Comprehensive
                                                                 shareholders     income        deficit       Loss          Total
                                                                  ---------     ---------     ---------     ---------     ---------
Balance as of January 1, 2001 ................................       (1,041)           21       (85,753)         --          61,728
   Issuance of shares, net ...................................         --            --            --            --             258
   Issuance of shares upon exercise of options ...............         --            --            --            --             117
   Stock based compensation related to warrants
     granted to a service provider ...........................         --            --            --            --              53
   Amortization of deferred stock based compensation .........         --            --            --            --           2,204
   Deferred stock compensation ...............................         --            --            --            --            --
   Repayment of notes receivable .............................          144          --            --            --             144
   Forgiveness of notes receivable ...........................          143          --            --            --             143
   Other comprehensive income--unrealized
     holding losses on marketable securities .................         --             (21)         --             (21)          (21)
   Issuance of shares to minority interest in
     Japan-Note 2j ...........................................         --            --            --            --             440
   Net loss ..................................................         --            --         (61,007)      (61,007)      (61,007)
                                                                  ---------     ---------     ---------     =========     ---------
   Total comprehensive loss ..................................         --            --            --         (61,028)
                                                                                                            =========

Balance as of December 31, 2001 ..............................         (754)         --        (146,760)         --           4,059
   Issuance of shares, net ...................................         --            --            --            --           1,343
   Issuance of shares upon exercise of options ...............         --            --            --            --               6
   Amortization of deferred stock based compensation .........         --            --            --            --             551
   Repayment of notes receivable .............................            4          --            --            --               4
   Valuation allowance for notes receivable ..................          385          --            --            --             385
   Net loss ..................................................         --            --          (4,911)       (4,911)       (4,911)
                                                                  ---------     ---------     ---------     =========     ---------
   Total comprehensive loss ..................................         --            --            --          (4,911)
                                                                                                            =========

Balance as of December 31, 2002 ..............................         (365)         --        (151,671)         --           1,437

   Issuance of shares, net ...................................         --            --            --            --           3,009
   Issuance of shares upon exercise of options ...............         --            --            --            --              36
   Issuance of shares due to conversion of convertible .......         --            --            --            --           1,900
      loan
   Issuance of shares to shareholders upon exercise
      of warrants ............................................         --            --            --            --           1,266
   Issuance of shares to consultants upon
      exercise  of warrants ..................................         --            --            --            --               3
   Beneficial conversion feature of notes and
      fair value of warrants .................................         --            --            --            --           1,084
   Amortization of deferred stock based compensation .........         --            --            --            --             247
   Repayment of notes receivable .............................          581          --            --            --             581
   Forgiveness of notes receivable ...........................           67          --            --            --              67
   Valuation allowance for notes receivable ..................         (385)         --            --            --            (385)
   Accumulated other comprehensive income -
   Foreign currency translation adjustment ...................         --            --            --              46            46

   Net loss ..................................................         --            --          (6,834)       (6,834)       (6,834)
                                                                  ---------     ---------     ---------     =========     ---------
   Total comprehensive loss ..................................         --            --            --          (6,788)
                                                                                                            =========


Balance as of December 31, 2003 ..............................    $    (102)    $    --       $(158,505)         --       $   2,457
                                                                  =========     =========     =========     ==========    =========

                      The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (USD in thousands)

                                                                                                           Year Ended
                                                                                                           December 31,
                                                                                             --------------------------------------
                                                                                               2001           2002          2003
                                                                                             --------       --------       --------
Cash flows from operating activities:
   Net loss ...........................................................................      $(61,007)      $ (4,911)      $ (6,834)
   Less loss for the period from discontinued operations ..............................        18,016            335           --
   Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization ......................................................         7,432          1,988            608
   Amortization of deferred stock-based compensation and warrants
   issued for services received .......................................................         2,204            551            247
   Amortization of convertible loan discount, beneficial conversion
   feature and fair value of warrants .................................................          --             --            1,084
   Inducement relating to early conversion of convertible loan ........................          --             --              752
   Write-off of impaired long-term investments ........................................         2,000           --             --
   Write-off of property, equipment and other .........................................        10,166            750           --
   Loss from sale of property and equipment ...........................................           751            247           --
   Gain from sale of discontinued operations ..........................................          --           (1,014)          --
   Loss from sale of shares in consolidated subsidiary ................................          --              153           --
   Equity in earnings (losses) of affiliate ...........................................          --              (56)          (291)
   Changes in assets and liabilities:
   Trade receivables, net .............................................................         3,712            114            (28)
   Prepaid expenses and other accounts receivable .....................................         2,932            379             60
   Accounts payable ...................................................................        (3,052)          (981)           141
   Employee and payroll accruals, accrued expenses and other liabilities ..............        (5,164)          (496)          (137)
   Deferred revenues ..................................................................          (739)          (445)           222
   Accrued severance pay, net .........................................................           216            (91)            20
   Valuation allowance of notes receivable ............................................          --              385           (385)
   Forgiveness of notes receivable ....................................................           143           --               67
   Minority interest in losses of a consolidated subsidiary ...........................          (285)           (74)          --
   Other ..............................................................................        (1,969)           366              7
                                                                                             --------       --------       --------
Net cash used in operating activities .................................................       (24,644)        (2,800)        (4,467)
                                                                                             --------       --------       --------
Cash flows from investing activities:
   Proceeds from sales of marketable securities .......................................         8,586           --             --
   Long-term lease deposits ...........................................................           202            100           --
   Proceeds from sale of Wingra .......................................................          --             (193)          --
   Proceeds from sale of consolidated subsidiary ......................................          --                1           --
   Proceeds from sale of property and equipment .......................................           160            719           --
   Purchase of property and equipment .................................................        (3,265)          --              (31)
                                                                                             --------       --------       --------
Net cash (used) provided in investing activities ......................................         5,683            627            (31)
                                                                                             --------       --------       --------
Cash flows from financing activities:
   Repayment of note receivable by shareholder ........................................           144              4            581
   Repayment of bank loans and notes payable ..........................................          (946)           (40)          --
   Principal payment of capital lease .................................................           (24)          --             --
   Proceeds from issuance of shares, net ..............................................           428          1,349          3,273
   Proceeds from issuance of convertible loan .........................................          --             --            2,500
   Proceeds from conversion of loan, net ..............................................          --             --            1,234
   Deferred expenses regarding convertible loan .......................................          --             --             (353)

   Proceeds from minority interest in consolidated subsidiary .........................           440           --             --
   Contribution from minority interest of consolidated subsidiary .....................           336           --             --
                                                                                             --------       --------       --------
Net cash provided by financing activities .............................................           378          1,313          7,235
                                                                                             --------       --------       --------
Decrease in cash and cash equivalents .................................................       (18,583)          (860)         2,737
Cash and cash equivalents at the beginning of the year ................................        20,831          2,248          1,388
                                                                                             --------       --------       --------
Cash and cash equivalents at the end of the year ......................................      $  2,248       $  1,388       $  4,125
                                                                                             ========       ========       ========

                      The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.

Supplemental disclosure of cash flows activity:

Cash paid during the year:
   Interest ...........................................................................      $    161       $      3            $--

Non-cash transaction

Receivables on account of shares ......................................................           $--            $--       $    955
Discount due to fair value of warrants ................................................           $--            $--       $    366
Conversion of loan ....................................................................           $--            $--       $  1,234




The proceeds from the sale of Wingra, for year ended December 31, 2002 were as follows:

Tangible assets sold ..............................................     $   314
Liabilities transferred ...........................................      (1,521)
                                                                        -------
Net liabilities transferred: ......................................      (1,207)

Cash transferred: .................................................         193
                                                                        -------
Gain from sale of Wingra ..........................................     $(1,014)


The proceeds from the sale of shares in consolidated subsidiary (Commtouch K.K (Japan), now known as Imatrix), for year ended December 31, 2002 were as follows:

Tangible assets ...................................................     $   421
Liabilities .......................................................        (267)
                                                                        -------
Net assets transferred: ...........................................         154

Cash received: ....................................................           1
                                                                        -------
Loss from sale of consolidated subsidiary .........................     $   153



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                         Commtouch Software Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


NOTE 1: GENERAL

a. Commtouch Software Ltd. ("Commtouch", "the Company") was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide email anti-spam solutions to enterprises. During 2002, the Company's main business was providing outsourced integrated Web-based email and messaging solutions to a few businesses that remained as customers following the transfer of theconsumer outsource web-based email business and sale of the Hosted Exchange email business during late 2001 and early 2002. During early 2002, concurrent with the divestiture of the Company's above-stated businesses, the Company began marketing to service providers its messaging software platform ("CMP"), which had been in development by the Company prior to that time. Following a concerted effort to penetrate the email server market and a determination that the continuing unfavorable economic conditions would hamper potential sales of CMP, and given the Company's inherent knowledge of anti-spam solutions based on its many years as an ASP in the outsourced email market and the growing worldwide attention was directed to the problem of spam, the Company transitioned its focus to the anti-spam market in mid-2002. While no uniform definition of spam exists, the Company generally defines "spam" as the sending of unsolicited bulk email for commercial and non-commercial purposes. During 2003, approximately 70% of the revenues were derived from three customers (33% from customer A, 25% from customer B, and 12% from customer C). During 2002, approximately 57% of the revenues were derived from two customers (39% from customer D and 18% from customer E). During 2001, no single customer accounted for more than 10% of the revenues.

The Company expects that it will continue to be dependent upon resellers for a significant portion of its revenues, which will derived from sales of the Company's anti-spam solutions. Also, the Company is still developing its distribution channels and is currently dependent on a relatively small number of its global resellers/channel partners to generate the majority of sales transactions. If anticipated orders from these resellers fail to materialize, or one of the key resellers/distribution channels ceases the promotion of the Company's business, operating results and financial condition will be materially adversely affected.

b. Discontinued operations

In November 2000, the Company acquired Wingra, Inc. ("Wingra"), a provider of messaging integration and migration solutions for large enterprises.

In February 2002, the Company sold off its migration service business, Wingra, to Wingra's senior management. The operations of Wingra were eliminated from the operations of the entity as a result of this transaction. The Company has no intent to continue its activity in the migration service. The results of operations, including revenue, operating expenses and other income and expense of Wingra for 2001 and 2002, have been reclassified in the accompanying statements of operations as discontinued operations.


The proceeds from the sale of Wingra for the year ended December 31, 2002 were as follows:

Tangible assets: ..........................................             $   314
Liabilities transferred ...................................              (1,521)
                                                                        -------
Net liabilities transferred: ..............................              (1,207)

Cash transferred: .........................................                 193
                                                                        -------
Gain from sale of Wingra ..................................             $(1,014)
                                                                        =======

                                                         Commtouch Software Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


Summary operating results from the discontinued operation for the years ended December 31, 2001 and 2002 are as follows:

                                                               Year Ended
                                                               December 31,
                                                        -----------------------
                                                           2001          2002
                                                         --------      --------
Revenues ...........................................     $  1,730      $    157
Cost of revenues ...................................          643            76
                                                         --------      --------
Gross profit .......................................        1,087            81
Operating expenses .................................        3,029           416
Amortization and impairment of goodwill and
  other intangible assets ..........................       16,074          --
                                                         --------      --------
Operating loss .....................................     $(18,016)     $   (335)
                                                         ========      ========


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

b. Financial Statements in U. S. Dollars:

A majority of the revenues of the Company and its subsidiaries is made in United States dollars ("dollars"). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiary operates. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of the Company's affiliate, Imatrix ("Imatrix"), reported using the equity method of accounting, whose functional currency is not the dollar, have been translated into dollars, in accordance with SFAS No. 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as Foreign currency translation adjustment under accumulated other comprehensive income in shareholders' equity.

c. Principles of Consolidation:

The consolidated  financial  statements include the accounts of the Company, its
wholly-owned  subsidiary  and  majority-owned   subsidiary.   All  inter-company
balances and transactions have been eliminated in consolidation.

d. Cash and Cash Equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e. Investment in affiliate:

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in an affiliated company is accounted for under the equity method. Profits on inter-company sales not realized outside the group were eliminated.

                                                         Commtouch Software Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investment may not be recoverable. During 2003, the Company recognized $291 as "Equity in earnings (losses) of affiliate."

As of December 31, 2003, no impairment losses have been identified.

f. Property and Equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight line method over the estimated useful lives of the assets at the following annual rates:

                                                           %
                                         ---------------------------------------
Computers and peripheral equipment                       33.33
Office furniture and equipment                           7 - 20
Motor vehicles                                          15 - 25
Leasehold improvements                     Over the term of the lease or the
                                         life of the assets, by the shorter of


The Company and its subsidiary's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. For the year ended December 31, 2002 the Company had impairment losses totaling $ 750, which were recorded as operating expenses. No impairment losses were recorded in 2003.

During 2001, due to the economic slowdown, the reduction of the employee headcount and the transfer into new facilities, the Company assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As a result of the evaluation, the Company recordedimpairment losses totaling $10,166, which were recorded as operating expenses.

g. Investments in other companies:

The investment in other companies is stated at lower of cost or estimated fair value according to Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stocks", since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such investments may not be recoverable. Measurements of an impairment loss for investments in other companies that management expects to hold are based on the fair value of the investment.

The Company invested $7,000 in the first nine months of 2000 in three Internet centric companies in which the Company believed it had a significant ongoing strategic interest.

Due to the economic slowdown and the significant decline in capital available to and in valuations of its investment in privately funded Internet centric companies, the Company believes all of these investments are impaired. During 2000 and 2001, based on a comprehensive review of the Company's investments, the Company recorded a non-cash charge of $5,000 and $1,700, respectively, to write-down the recorded investment values.

h. Revenue Recognition:

During 2001 and through the first half of 2003, the Company derived its revenues from providing hosted email services, royalties for the sale of its hosted Email services and from software license agreements.

                                                         Commtouch Software Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


During the second half of 2003, the Company launched its first anti-spam solution and began generating revenues therefrom.

Revenues from anti-spam and email services were recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104") when delivery occurred, persuasive evidence of an agreement existed, the vendor's fee was fixed and determinable and collectibility was probable. Revenues from contracts that were not dependent upon the number of mailboxes and provided non-refundable fixed payments were recognized ratably over the contract term. Revenues from contracts specifying a contractual rate per mailbox per month were recognized on a monthly basis for mailboxes covered by the respective contracts. Revenues from contracts based on a share of advertising revenues earned by business partners were recognized when such revenues were earned. Deferred revenue includes unearned amounts received under anti-spam and email service contracts, and amounts received by customers but not recognized as revenues.

Royalties for the sale of the hosted email services were recognized when persuasive evidence of an arrangement existed, services were provided, no significant obligation with regard to the implementation remained, the fee was fixed and determinable and collectibility was probable.

The Company accounts for software license revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP 98-9"), for all multiple elements transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "Residual Method" when "Vendor Specific Objective Evidence" ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Revenue from software licenses fees to end users are recognized when persuasive evidence of an arrangement exists, delivery of the software has occurred, no significant obligation with regard to the implementation remains, the fee is fixed and determinable and collectibility is probable.

i. Research and Development Costs:

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company did not incur any material costs between the completion of its working models and the points at which its products were ready for general release. Therefore, through December 31, 2003, the Company charged all software development costs to research and development expense in the period incurred.

j. Minority Interest:

Minority interest represents other shareholders' proportionate ownership of Commtouch, K.K. (Japan) (now known as Imatrix). At December 31, 2001 the Company owned 70.6%, and at December 31, 2002 and 2003, the Company owned 32% of the equity and voting rights of Commtouch, K.K. (Japan).

During 2001, the Company's strategic partner in Japan, CSK, invested approximately $800 in Commtouch, K.K. (Japan). According to Staff Accounting Bulletin No. 84 "Accounting for Sales of Stock by a Subsidiary", the Company did not recognize gains from this issuance of shares since it was considered to be an early stage company and thus classified the issuance to the Shareholders' Equity section of the balance sheet under Additional paid-in capital. In April 2002, as part of the Company's focus change, the Japanese subsidiary's employees purchased 38% of Commtouch, K.K. (Japan) shares from the Company for the par value of the shares. Consequently the Company's holdings decreased from 70% to approximately 32%. The sale of the shares resulted in a loss of $153 that was recorded as part of the equity in losses of an affiliate.

k. Concentrations of Credit Risk:

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, receivables on account of shares and cash and cash equivalents. The majority of the Company's cash and cash equivalents are invested in dollar and dollars linked investments and are deposited in major banks in the United States and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and the Far East. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. The allowance for doubtful accounts is composed of specific debts that are doubtful of collection amounting to $41 and $0 at December 31, 2002 and 2003, respectively. Bad debt expense (recovery) for the years-ended December 31, 2001, 2002 and 2003 was $260, $(40) and zero, respectively.

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

The Company has adopted the disclosure provisions of Financial Accounting Standards Board Statement no. 148, "Accounting for Stock Based Compensation Transition and Disclosure" ("SFAS 148") which amended certain provisions of SFAS 123 to provide alternative methods of translation for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as the beginning of the year. The Company continues to apply the provisions of APB No. 25, in accounting for stock based compensation.

Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company has accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

Pro forma information under SFAS 123 is as follows:

                                                                                         2001              2002              2003
                                                                                       --------          --------          --------
Net loss as reported .........................................................         $(61,007)         $ (4,911)         $ (6,834)

   Add - stock-based employee compensation - intrinsic value .................            2,204               551               247

   Deduct - stock-based employee compensation - fair value ...................           (6,931)           (4,267)           (4,172)
                                                                                       --------          --------          --------
Pro forma net loss ...........................................................         $(65,734)         $ (8,627)         $(10,759)
                                                                                       ========          ========          ========

Basic and diluted net loss per share - as reported ...........................         $  (3.56)         $  (0.24)         $  (0.28)
                                                                                       ========          ========          ========

Basic and diluted net loss per share - pro forma .............................         $  (3.83)         $  (0.41)         $  (0.44)
                                                                                       --------          --------          --------

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


m. Royalty-bearing Grants;

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and such grants are included as a deduction of research and development costs. Research and development grants amounted to $600, $200 and zero in 2001, 2002 and 2003, respectively.

n. Basic and Diluted Net Loss Per Share:

Basic and diluted net loss per share is presented in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share", for all periods presented.

Basic net loss per share has been computed using the weighted-average number of ordinary shares outstanding during the year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

All outstanding stock options and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 4,990,673, 8,525,460 and 12,266,874 for 2001, 2002 and 2003,
respectively.

o. Severance Pay:

The Company's liability for severance pay in Israel is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with severance pay fund's insurance policies and by an accrual. The value of those funds and policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for 2001, 2002 and 2003 were approximately $754, $58 and $20, respectively.

p. Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, trade receivables, receivables on account of shares, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short-term maturities of financial instruments.

The carrying amount of the Company's convertible loan approximates its fair value. The fair value was estimated using discounted cash flow analysis based on the current interest rate of similar terms and maturities.

q. Reclassification:

Certain amounts from prior years have been reclassified to conform to the 2003 presentation. The reclassification had no effect on previously reported net loss, shareholder's equity or cash flows.

r. Recently Issued Accounting Pronouncements:

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation of variable interest entities. FIN 46 requires certain variable interest entities ("VIE's") to be consolidated by the primary beneficiary if the entity does not effectively disperse risks among the parties involved. The provisions of FIN 46 are effective immediately for those variable interest entities created after January 31, 2003. The provisions, as amended, are effective for the first interim or annual period ending after March 15, 2004 for those variable interests held prior to February 1, 2003. While the Company believes this Interpretation will not have a material effect on its financial position or results of operations, it is continuing to evaluate the effect of adoption of this Interpretation. The effective date for SPE is December 31, 2003.

                                                         Commtouch Software Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments which Characteristics as both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variation in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 30, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on the Company's financial position of results of operations.


NOTE 3: RECEIVABLES ON ACCOUNT OF SHARES

According to EITF 85-1 "Classifying Notes Received for Capital Stock" ("EITF 85-1"), in the event that an enterprise receives a note, rather than cash, as a contribution to its equity, such note may be recorded as an asset if collected in cash prior to issuance of the financial statements.

As of December 31, 2003, in accordance with EITF 85-1, the Company recorded receivables on account shares, which were classified as an asset, at a total amount of $955 related to the exercise of the warrants (see note 7a), due to the fact the amount has not yet been received as of December 31, 2003. The Company received the total amount in January 2004.


NOTE 4: DEFERRED EXPENSES

During the last quarter of 2003, the Company paid issuance costs relating to Convertible Notes (see note 7b), at a total amount of $353, consisting mainly of legal costs. In Accordance with APB 21, these costs were recorded as deferred expenses and are recognized over 36 months, the contractual term of the Notes.


NOTE 5: PROPERTY AND EQUIPMENT, NET

                                                              December 31,
                                                        -----------------------
                                                          2002            2003
                                                        -------         -------
Cost:
Computers and peripheral equipment .............        $ 5,222         $ 5,243
Office furniture and equipment .................            477             477
Motor vehicles .................................             88              88
Leasehold improvements .........................            694             704
                                                        -------         -------
                                                          6,481           6,512
Less accumulated depreciation ..................         (5,452)         (6,060)
                                                        -------         -------
Property and equipment, net ....................        $ 1,029         $   452
                                                        =======         =======

Depreciation expenses amounted to approximately $7,432, $1,988 and $608 for 2001, 2002 and 2003, respectively.

See Note 2 f for impairment charges during 2001 and 2002.


NOTE 6: COMMITMENTS AND CONTINGENCIES

a. Operating Leases:

The Company  leases its facility in Israel under an  operating  lease  agreement
expiring  on  November  30,  2004.   2004  minimum  lease  payments  under  this
non-cancelable lease are $147.

The  Company  leases its  facility  in the US under  operating  lease  agreement
expiring  on  October  31,  2004.   2004  minimum  lease   payments  under  this
non-cancelable lease are $38.

                                                         Commtouch Software Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


Rent expenses for 2001, 2002 and 2003 were approximately $2,800, $400 and $199, respectively. The above rent expense is net of sub-lease rental income from the Company's unused premises totaling approximately $54, $700, and $100 in 2003, 2002 and 2001, respectively.

b. Royalties:

The Company is committed to pay royalties of 3% to 5% to the government of Israel on proceeds from sales of products resulting from the government funded research and development projects, up to an amount equal to 100% of the grants received by the Company, linked to the dollar and bearing interest at an annual rate of LIBOR. As of December 31, 2003, the Company had a contingent liability to pay royalties of approximately $800.

c. November 2003 Notes Agreement

Under the November Notes Agreement (see note 7b), the occurrence of certain defined events of default, may result, among other things, in the acceleration of repayment of the $3,000 loan (plus accrued interest), penalties to be paid in cash, and the lenders will be entitled to exercise their first priority secured rights in assets of the Company.

According to the Nasdaq Listing Qualification Staff, the Company is required to comply with certain minimum terms in order to remain as a listed security in the Nasdaq SmallCap Market. Should the Company's securities be de-listed, the effectiveness of all registered shares would become null. According to the November Notes Agreement, the Company is required to maintain the effectiveness of the registered shares for the forthcoming periods. Not maintaining the effectiveness, can cause the occurrence of an event of default and consequently redemption of the notes by the lenders, and/or penalties to be paid in cash.

d. Class Action Litigation

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

In May 2003, Commtouch settled the shareholder class action lawsuit filed on behalf of shareholders against the company in early 2001. The litigation was initiated against the company and two members of management in response to the company's announcement that it had decided to restate unaudited earnings for the first three quarters of 2000, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934.

The settlement is being fully funded by the Company's Directors and Officers insurance policy.


NOTE 7: CONVERTIBLE LOAN

a. On January 29, 2003, Commtouch entered into a Convertible Loan Agreement ("the January 2003 Loan"), with certain lenders. The Company received the total loan amount of $1,250 from the lenders, which bore interest at a rate of ten percent per annum, and convertible into ordinary shares of the Company at the price of $0.25 per share. In connection with the January Loan, the Company also issued warrants (the "January 2003 warrants") exercisable for purchase of up to 5,000,000 of the Company's ordinary shares, each one-third of the warrants exercisable within five years at prices per ordinary share of $0.25, $0.33 and $0.50 respectively.

In accordance with APB No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"), the Company allocated a portion of the proceeds to the warrants, based on their applicable fair values. Amounts allocated to the warrants totaling $1,045, were recorded as additional paid in capital.

The fair value of the warrants was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.7%, dividend yield of 0%, volatility factors of the expected market price of the Commtouch ordinary shares of 1.384 and an expected life of five years.

                                                         Commtouch Software Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingent Adjustable Conversion Rations" ("EITF 98-5"), the Company recorded as additional paid in capital $39 as the beneficial conversation feature of the January 2003 Loan. Amounts reflecting the fair value of the warrants and the beneficial conversion feature of the Loan have been recorded as discounts on the Loan. The discount related to the warrants and the beneficial conversion feature are amortized as financial expenses over the term of the January 2003 Loan.

In November 2003, the Company signed a new agreement (the "New Agreement") with the lenders of the January 2003 Loan, to early convert their loan into equity of the Company, and to exercise half of the related warrants previously granted. According the New Agreement, the Company granted an inducement to the lenders, of an additional 375,000 shares and 375,000 warrants.

On December 26, 2003, the lenders converted the loan and accrued interest into 5,652,216 Ordinary Shares of the Company and, in accordance with the New Agreement, exercised warrants to purchase 187,518 shares, in consideration for approximately $1,017, received in full by January 2004.

The Company treats the modification and exchange of its debt as an inducement of conversion in accordance with Statement of Financial Accounting Standard 84 "Induced Conversions of Convertible Debt, an amendment of APB Opinion No. 26" ("FAS 84"). As such, the Company recognized expenses in a total amount of $526, upon conversion of an amount equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.

In accordance with EITF 00-27, upon conversion of the January Loan and the exercise of January warrants into Ordinary shares of the Company, the beneficial conversion features and the discount related to the fair value of the warrants measured upon issuance and amortized through the maturity of the loan, were fully amortized and are recorded as financial expenses totaling $1,084.

b. On November 26, 2003, the Company signed an agreement (the "November 2003 Notes Agreement") for a private placement of $3,000 in senior convertible notes (the "November 2003 Notes") and related warrants (the "November 2003 Warrants") with a group of institutional investors. The notes mature in three years and bear interest at a rate of 8% per annum. The notes are convertible at any time, at the lenders' option, into the Company's ordinary shares at a fixed conversion price of $1.153. The lenders also received warrants to purchase 600,000 shares of the Company, exercisable within three year at an exercise price of $1.153 per share. The issuance of the November 2003 Notes was contingent on the conversion of the January 2003 Loan and the exercise of the January 2003 warrants into equity. The total amount was received in full by January 2004.

According to the New Agreement, any delay in registration and/or effectiveness of the November 2003 Notes according to the registration requirements, can cause the occurrence of an event of default and redemption of the notes by the lenders, and/or penalties to be paid in cash. The Company classified the warrants fair value as liabilities according to EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19").


NOTE 8: RESTRUCTURING CHARGES

During 2002, the Company continued implementing strategic initiatives intended to further reduce costs. In connection with the strategic initiatives, and in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", SAB 100 "Restructuring and Impairment Charges" and EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring)" (EITF 94-3), the Company recorded restructuring and other non-recurring charges of approximately $1,125. The restructure included curtailing expenses and reducing the number of employees. The following table summarizes the restructuring accruals status as of December 31, 2002:

                                                                                                Utilized                 Balance at
                                                                    Restructuring      ----------------------------     December 31,
                                                                       charge            Cash           Non-cash            2002
                                                                    -------------      --------         ---------       ------------
Lease deposits and termination fees ...........................        $  128           $  128            $  --             $--
Impairment of property and equipment ..........................           750             --                 750             --
Loss on sale of assets ........................................           247             --                 247             --
                                                                       ------           ------            ------            ---
                                                                       $1,125           $  128            $  997            $--
                                                                       ======           ======            ======            ===

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

The law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is June 30, 2004 (which may be extended by ministerial decision until December 31, 2004), and no new benefits will be granted after that date unless the expiration date is extended. We cannot be assured that new benefits will be available after June 30, 2004 or that benefits will continue in the future at their current levels or at all. Undistributed Israeli income derived from each of its "Approved Enterprise" programs entitle the Company to a tax-exemption for a period of two years commencing with the first year it will earn taxable income (which has yet to occur) and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in the Company). These tax benefits cannot continue beyond the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%. Income that is not derived from "Approved Enterprise" during the benefits period is taxed at the regular rate of 36%. As currently only a part of the Company's capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate (once it earns taxable income) will be determined by the weighted combination of the various applicable rates.

As of December 31, 2003, the tax benefits period for the outstanding valid program had not yet commenced.

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

As of December 31, 2003, Israeli net operating loss and capital losses carry-forwards amounted to $31,525. Such net operating loss may be carried forward indefinitely and offset against future taxable income. The Company expects that during the period these tax losses are utilized its income will be substantially tax exempted. Accordingly, there will be no tax benefit from such losses and no deferred income taxes have been included in these financial statements.


U.S. Income Tax:

Commtouch Inc. is taxed based upon tax laws in the U.S.

As of December 31, 2003, Commtouch Inc. had U.S. federal net operating loss carry-forwards.. The net operating loss expires in various amounts between the years 2009 and 2024. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.


Deferred Income Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                               December 31,
                                                          ---------------------
                                                            2002         2003
                                                          --------     --------
Deferred tax assets are as follows:
U.S. operating loss carry-forwards ...................    $ 27,699     $ 28,589
Reserves and allowances not currently deductible .....         496        1,320
                                                          --------     --------
Net deferred tax asset before valuation allowance ....      28,195       29,909
Valuation allowance ..................................     (28,195)     (29,909)
                                                          --------     --------
Net deferred tax asset ...............................         $--          $--
                                                          ========     ========

As of December 31, 2003, the Company has provided a 100% valuation allowance with respect to deferred tax assets resulting from tax loss carry-forwards. Management currently believes that since the Company and Commtouch Inc. have a history of losses it is more likely than not that the deferred tax regarding the loss carry-forwards and other temporary differences will not be realized in the foreseeable future.


Pretax loss:

Pretax losses from continuing operations are as follows:

                                        2001             2002              2003
                                      -------          -------           -------
Israel .....................          $26,951          $ 4,320           $ 4,214
U.S. .......................           15,403            2,619             2,620
Other ......................              637           (1,349)             --
                                      -------          -------           -------
                                      $42,991          $ 5,590           $ 6,834
                                      =======          =======           =======


NOTE 10: SHAREHOLDERS' EQUITY

The ordinary shares of the Company have been traded on the NASDAQ National Market and SmallCap Market, since July 1999 and 2002, respectively.

                                                         Commtouch Software Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


As of December 31, 2003, Commtouch outstanding warrants issued to various parties, were as follows:

                             Warrants for          Exercise
Issuance                     ordinary              price               Warrants
Date                         shares                per share           exercisable        Exercisable through
------------------           --------------        ------------        ------------       ------------------
July 1999                      1,136,000           $ 12.80*              1,136,000        July 2004
December 2001                    175,000           $ 0.26                  175,000        December 2006
January 2002                     200,000           $ 0.29                  200,000        January 2007
October 2002                      26,754           $ 0.01                   26,754        October 2007
February 2002                  2,660,955           $ 0.37 - $2.00        2,335,955        April 2007
January 2003                   5,652,216           $ 0.25 - $0.50        2,826,126        January 2008
July 2003                      1,440,000           $ 0.50                1,115,000        August 2008
July 2003                      1,600,000           $ 0.65                1,600,000        August 2008
December 2003                    600,000           $ 1.153                 600,000        December 2006

                              ----------                                ----------
Total                         13,490,925                                10,014,835
                              ==========                                ==========

* Subject to adjustments (see "Warrants Issued to Strategic Partners and Consultants" below).


Warrants to Private Placement Investors and lenders.

On February 27, 2002, Commtouch entered into a private placement agreement, whereby Commtouch issued approximately 4,400,000 ordinary shares against the investment of approximately $1,343 in a private placement to private investors. The purchasers in the private placement also received five-year warrants to purchase up to an additional 2,660,955 ordinary shares. The exercise price for one-third of the warrants is $0.37 per share, the exercise price for an additional one-third of the warrants is $1.00 per share and the exercise price for the final one-third of the warrants is $2.00 per share. These warrants remain exercisable and expire on April 15, 2007.

For January 29, 2003 details refer to Note 7a herein.

On July 10, 2003, Commtouch entered into an ordinary shares and Warrants Purchase Agreement with certain investors. Under this agreement, the Company received an investment of $1,440, and issued to the investors 2,880,000 ordinary shares and warrants to purchase within five years 1,440,000 ordinary shares at an exercise price of $0.50. Warrants totaling 325,000 shares were exercised in 2003, leaving 1,115,000 warrants outstanding as at December 31, 2003. These warrants remain exercisable and expire on August 11, 2008.

On July 29, 2003, Commtouch entered into two identical ordinary shares and Warrants Purchase Agreements with certain investors. Under these agreements, the company received investments totaling $1,600, and issued to the investors 2,666,667 ordinary shares and warrants to purchase within five years 1,600,000 ordinary shares at an exercise price of $0.65. These warrants remain exercisable and expire on August 11, 2008.

For November 26, 2003 details refer to Note 7b herein.


Warrants Issued to Strategic Partners and Consultants.

Concurrent with the closing of the IPO, the Company entered into a customary commercial email service agreement with InfoSpace (Formerly, Go2Net), a related party. Under this agreement, the Company provided email services to the end users of InfoSpace's various email properties. In connection with this agreement, the Company issued a warrant expiring in July 2004 to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share (subject to adjustment as described below). As of December 31, 2003, this warrant had not been exercised. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire five years from the date of the original email service agreement (July 16, 2004). If Infospace does not exercise this warrant and continue to hold an amount of warrant shares representing twenty-five percent of its and Vulcan Ventures original shareholdings purchased in 1999, they will lose the right to appoint one director to the Board of the Company. At InfoSpace's option, the warrant is exercisable pursuant to a cashless exercise based on the average closing price of the ordinary shares for the five days preceding the exercise. The holder of the warrant is required to avoid becoming a 10% or greater shareholder of the Company as a result of any exercise of the warrant. The holder of the warrant is given the opportunity to profit from a rise in the market price of the ordinary shares and the warrant. The warrant includes provisions which adjust the exercise price upon the occurrence of certain events which might otherwise dilute the value of the warrant, and the Company believes that following certain of the Company's recent and upcoming financing activities, the exercise price is projected to be approximately $4.91. At the grant date, the fair value of this warrant was estimated as $5,800 and was amortized to operating expenses over the minimum term of the contract (twelve months through July 2000).


Warrants to service providers in connection with Settlement Agreements.

As part of the settlement of significant outstanding and future lease obligations to Commtouch Inc.'s Mountain View facility lessor, Equity Office Properties ("EOP"), as well as Commtouch Inc.'s equipment vendor, Compaq Financial Services, the Company issued warrants to these services providers. The EOP fully vested warrant was issued in December 2001 and allows for purchase of up to 175,000 ordinary shares at a price of $0.26, and the Compaq fully vested warrant was issued in January 2002 and allows for purchase of up to 200,000 ordinary shares at a price of $0.29 per share. These warrants expire in December 2006 and January 2007, respectively.

The fair value for the EOP and Compaq warrants were estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions: risk-free interest rates of 4.0%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 1.482 and a contractual life of the warrant of 5 years after the warrant is vested. Accordingly, the Company recorded approximately $113 as compensation expense and included the amount in operating expenses.


Warrants to AxcessNet Resources LLC.

As consideration for consulting services, on September 1, 2002 the Company issued a fully vested warrant to AxcessNet Resources LLC for purchase of up to 206,897 of the Company's ordinary shares at a price of $0.01 per share. The warrant was exercised in 2003.

The fair value for the warrant was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions: risk-free interest rates of 3.7%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 1.482 and a contractual life of the warrant of 5 years. The fair value of the warrant was immaterial.


Warrants to service provider.

As consideration for consulting services, on October 1, 2002 the Company issued a fully vested warrant to a service provider to purchase of up to 26,754 of the Company's ordinary shares at a price of $0.01 per share. The warrant expires on October 1, 2007.

The fair value for the warrant was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions: risk-free interest rates of 3.7%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 1.482 and a contractual life of the warrant of 5 years. The fair value of the warrant was immaterial.

c. Issuance of Ordinary Shares Against Promissory Notes:

During 1999, several employees and officers early exercised 670,180 options previously granted to them by Commtouch. In consideration for the ordinary shares purchased pursuant to the early exercise of the options, they provided Commtouch with full recourse promissory notes in the original principal amount of approximately $1,060. The promissory notes bear interest at 4.83%, with interest payment due at the end of each calendar year, with the principal due on the fourth anniversary of the date of the promissory notes.

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


As of December 31, 2003, only one note pertaining to a current executive officer remains outstanding. Under this note, $263 was repaid in 2003, and the Company believes that the loan will be fully repaid during 2004. During 2003, the Company collected additional $318 from two former employees covering most of the principal amounts due under the applicable notes, and the balance of $67 was forgiven. Consequently based on the collection of the notes, the Company reversed the valuation allowance originally recorded in 2002 at an amount of $385. Accordingly, the Company recorded a recovery in the statement of operations for $318.

d. Employee Stock Purchase Plan:

Commtouch reserved a total of 1,229,156 shares for issuance under the plan. Eligible employees were able to purchase ordinary shares at 85% of the lower of the market value of the Company's Ordinary shares on the first day of the applicable offering period or the last day of the applicable purchase period. The total shares issued under the plan in 2001 were 136,782. This Plan was terminated in late 2001.

e. Repricing

On April 30, 2001, the Company's Board of Directors approved the "repricing" of options previously granted to employees according to the criteria stated below. Accordingly, the Company filed a Tender Offer, which expired on September 14, 2001, and Commtouch accepted for exchange options to purchase 1,273,513 Ordinary Shares. Previously granted options were cancelled and new options were issued with an exercise price equal to the par value of the shares. In order to enjoy the repricing mechanism, previously granted stock options were required to meet the following conditions:

     o    The exercise price of the original options exceeds $10

     o    The option is issued but not exercised

The repriced stock options vest over three years with 1/3 vesting on February 15, 2002 and the remaining 2/3 vesting every six months for the following two years. In connection with this repricing, the Company charged approximately $300 as compensation expense in 2001 and approximately $234 as compensation expense in 2002 and 2003, respectively.

During October 2001, the Company decided that 1/3 of the options granted on September 14, 2001 to employees dismissed during October 2001 will not expire upon termination of employment. The Company decided that this portion of the options will vest according to the original grant terms on February 15, 2002 and will be exercisable until August 15, 2002. This modification of the terms of vesting was accounted for under APB 25 and FIN 44 and had no effect on the Company's statement of operations.

f. Stock Options:

In 1996, the Company adopted the 1996 CI Stock Option Plan for granting options to its U.S. employees and consultants to purchase ordinary shares of the Company. Until 1999, the Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999 the Company approved the 1999 Section 3(i) Share Option Plan for its Israeli employees and consultants, which was amended in 2001 to include Section 102 applicability (the sections relate to code sections under the Israel tax law). This plan was further amended in 2003 to take advantage of changes made by the Israeli legislature under Section 102 of the Israeli tax code.

The Company has reserved 11,460,000 ordinary shares for issuance under employee stock option plans and agreements. As of December 31, 2003, an aggregate of 5,110,633 ordinary shares of the Company are still available for future grant. Options granted under such plans and agreements expire generally after 10 years from the date of grant and terminate upon termination of the optionee's employment or other relationship with the Company. The options generally vest ratably over a 4-year period. Certain repriced stock options offered to employees in a Tender Offer Statement of July 20, 2001, as amended, vest over a three year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the options period become available for future grant.

                                                         Commtouch Software Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


A summary of the Company's share option activity under the plans is as follows:

                                                                                                           Weighted Average
                                                              Number of Shares                              Exercise Price
                                             ---------------------------------------------       -----------------------------------
                                                 2001             2002             2003            2001          2002          2003
                                             ----------        ----------       ----------       ---------     --------     --------
Outstanding at beginning of period ......     2,650,455         2,915,689        2,733,545       $   19.91     $   0.46     $   0.17
Granted .................................     3,009,388*        2,058,521        2,093,948            0.2          0.16         0.39
Exercised ...............................      (119,268)         (261,490)        (253,605)           0.39         0.02         0.14
Canceled ................................    (2,624,886)       (1,979,175)        (203,380)          19.68         0.60         0.15
                                             ----------        ----------       ----------       ---------     --------     --------
Outstanding at end of period ............     2,915,689         2,733,545        4,370,508       $    0.46     $   0.17     $   0.29
                                             ==========        ==========       ==========       =========     ========     ========
Exercisable at end of period ............       281,830           716,407        1,675,734       $    2.70     $   0.21     $   0.18
                                             ==========        ==========       ==========       =========     ========     ========

* - Includes 1,273,513 options repriced to par value during 2001.

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

                                               Weighted
                            Options             Average           Weighted            Options         Weighted Average
                       Outstanding as of       Remaining           Average       Exercisable as of        Price of
                         December 31,      Contractual Life       Exercise         December 31,          Exercisable
  Exercise Price             2003               (years)             Price              2003                Options
  --------------       -----------------   ----------------       --------       ------------------     --------------
   $0.01-$0.11             1,688,423             7.80             $ 0.06            1,080,922              $  0.06
   $0.12-$1.45             2,681,085             8.08             $ 0.42              593,937              $  0.34
   $35                         1,000             6.48             $ 35                    875              $ 35.00
                           ---------             ----             ------            ---------              -------
   $ 0.01-$35              4,370,508             7.92             $ 0.29            1,675,734              $  0.18
                           =========             ====             ======            =========              =======

Weighted average fair values and weighted average exercise prices of options whose exercise price is less or equals market price of the shares at date of grant are as follows:

                                                                            For exercise prices on the date of grant that:
                                                                --------------------------------------------------------------------
                                                                      Equals market price              Are less than market price
                                                                     Year ended December 31,             Year ended December 31,
                                                                --------------------------------    --------------------------------
                                                                  2001        2002        2003        2001        2002        2003
                                                                --------    --------    --------    --------    --------    --------
Weighted average exercise prices ........................       $   0.27    $   0.16    $   0.40    $   0.01    $   0.01    $   0.19
Weighted average fair values on date of grant ...........       $   0.10    $   0.16    $   0.40    $   0.44    $   0.16    $   0.40

Under SFAS 123, pro forma  information  regarding net income (loss) and earnings
(loss) per share is required and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for 2001, 2002 and 2003: risk-free interest rates of 4.0% for 2001, 3.7% for 2002, and 3.7% for 2003, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 1.482 for 2001,
1.416 for 2002, and 1.384 for 2003 and a contractual life of the option of 6 months after the option is vested for 2001, 2002 and 2003.

The Company recorded deferred compensation representing the difference between the exercise price and the deemed fair value of the Company's ordinary shares at the date of grant. Such amount is being amortized using the sum-of-digits or the straight-line method over the vesting period of the options, generally four years.

    Deferred stock based compensation is as follows:
    Balance as of January 1, 2003.....................................    $ 277
    Less amortization of deferred stock based compensation............     (247)
                                                                          -----
    Balance as of December 31, 2003...................................     $ 30
                                                                          =====

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


     a. In 2001, an increase was approved bringing the plan's total allotment to 750,000 ordinary shares;

     b. In 2002, two increases were approved bringing the plan's total allotment to 1,450,000; and

     c. In 2002, two increases were approved bringing the plan's total allotment to 1,450,000.

     d. In 2003, an increase was approved bringing the plan's total allotment to 2,290,000.

Prior to August 2001, directors who were reelected at each annual meeting of shareholders were generally entitled to additional grants of 10,000 shares. However, this amount has been increased over the past few years pursuant to shareholder approvals, such that:

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

     d. Directors reelected at the annual general meeting in 2003 and thereafter are entitled to an option grant of 50,000 ordinary shares.

As from the annual meeting of shareholders in 2003, new directors joining the board are entitled to an option grant of 150,000 ordinary shares.

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

During 2003, the Company granted 425,000 options to non-employee directors at a weighted average exercise price of $0.82 per share. As of December 31, 2003, 636,249 options were vested and 1,769,850 were outstanding under the Amended and Restated 1999 Non-Employee Directors Stock Option Plan.

Due to changes in the Israeli tax code, grants to Israeli resident directors as from the annual general meeting of shareholders will be made pursuant to the Amended and Restated Israeli Share Option Plan, though the grant amounts and vesting schedule will remain in accordance with the Non-Employee Directors Plan.


NOTE 10: GEOGRAPHIC INFORMATION

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


Revenues from external customers:

                                                              Revenues
                                                     ---------------------------
                                                       2001      2002      2003
                                                     -------   -------   -------
Israel ...........................................   $   451   $   416   $    27
U.S.A ............................................     5,806     1,207       275
Europe ...........................................     2,500     1,436      --
Japan ............................................       656       356        27
Latin America ....................................     2,910        23      --
Other ............................................     1,265      --        --
                                                     -------   -------   -------
                                                     $13,588   $ 3,438   $   329
                                                     =======   =======   =======

The Company's long-lived assets are as follows:

                                                       2002      2003
                                                     -------   -------
Israel ...........................................   $   441   $   294
U.S.A ............................................       588       158
                                                     -------   -------
                                                     $ 1,029   $   452
                                                     =======   =======

NOTE 11: SUBSEQUENT EVENT (Unaudited)

On May 18, 2004, the Company entered into a definitive agreement for the private placement of 5,131,580 ordinary shares of the Company at a purchase price of $0.76 per share to existing institutional investors for gross proceeds to the Company of approximately $3.9 million.

The investors also received five year warrants to purchase up to an additional 2,565,790 ordinary shares, with an exercise price of $0.83 per share. In addition, the Company had granted the investors additional investment rights to purchase up to an additional 5,131,580 ordinary shares at $0.83 per share, together with additional warrants to purchase up to an additional 2,565,790 ordinary shares with an exercise price of $0.83 per share, for a period of one year following the effectiveness of the registration statement covering the resale of the ordinary shares underlying these rights.

The Company agreed to reduce the conversion and exercise prices of the notes and warrants issued to the investors in the November 26, 2003 transaction between those investors and the Company. The conversion price previously set at $1.153 shall be reduced so that the initial notes in the aggregate amount of $3,000,000 shall have a conversion price of $0.83 and the initial warrants issued in that transaction shall have an exercise price of $0.83 per share. The conversion price of the additional notes and exercise price of the additional warrants issuable in connection with that transaction [if and when the investors' option to loan additional funds is exercised] shall be reduced to $0.90. In addition, the exercise period for the additional loan shall be extended for a period 18 months from the effectiveness of the registration statement (January 20, 2004) covering the resale of the ordinary shares relating to the initial loan under the November 2003 transaction.

The closing of the financing is subject to certain closing conditions, including receipt of shareholder approval of an increase in the authorized share capital of the Company and the terms of this transaction. The Company is scheduled to hold an extraordinary meeting of its shareholders on June 28, 2004.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                       COMMTOUCH SOFTWARE LTD.

                                       By: /s/ Devyani Patel
                                           -------------------------------------
                                           Devyani Patel
                                           V.P. Finance
                                           June 18, 2004

                             COMMTOUCH SOFTWARE LTD.


                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                            U.S. Dollars in thousands

                                                                   Balance at
                                                                      the             Charged to                         Balance at
                                                                  beginning of         cost and           end of             the
                                                                   the period          expenses         Deductions         period
                                                                   ----------          --------         ----------         ------
Year ended December 31, 2001:
     Bad debt .........................................              $ 862              $ 259              $(551)          $ 570
                                                                     =====              =====              =====           =====
Year ended December 31, 2002:
     Bad debt .........................................              $ 570              $  40              $(569)          $  41
                                                                     =====              =====              =====           =====
Year ended December 31, 2003:
     Bad debt .........................................              $  41              $--                $ (41)          $--
                                                                     =====              =====              =====           =====

Item 19. Exhibits

Exhibit Number    Description of Document
--------------    -----------------------

1.1               Memorandum of Association of the Company.(1)

1.2 Amended and Restated Articles of Association of the Company, as amended on December 26, 2003.

2.1               Specimen Certificate of Ordinary Shares.(1)

2.2 Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)

2.2.1 Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of December 29, 1999.(4)

2.2.2 Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of March 10, 2000.(5)

2.3               Reserved.

2.4               Form of Drag-Along Letter dated as of April 15, 1999. (1)

2.5               Reserved.

2.6               Reserved.

2.7 Company hereby agrees to furnish the Securities and Exchange Commission, upon request, with the instruments defining the rights of holders of long-term debt of the registrant with respect to which the total amount of securities authorized does not exceed 10% of the total consolidated assets of the Company.

2.8 Ordinary Shares and Warrants Purchase Agreement dated as of February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A Thereto. (31)

2.9 Text of Report on Form 6-K filed by the Registrant for the month of April 2003. (21)

2.9.1 Convertible Loan Agreement dated January 29, 2003, inclusive of Exhibits "A" through "D" thereto.(22)

2.9.2 Exhibit "F" to Convertible Loan Agreement dated January 29, 2003 - Form of Guaranty. (23)

2.9.3 Exhibit "G" to Convertible Loan Agreement dated January 29, 2003- Form of U.S. Subsidiary Security Agreement. (24)

2.9.4 Exhibit "H" to Convertible Loan Agreement dated January 29, 2003 - Form of Company Security Agreement. (25)

2.9.5 Exhibit "I" to Convertible Loan Agreement dated January 29, 2003 - Form of Collateral Agency Agreement. (26)

2.9.6 Exhibit "J" to Convertible Loan Agreement dated January 29, 2003 - Form of Patent and Trademark Security Agreement. (27)

2.9.7 Exhibit "K" to Convertible Loan Agreement dated January 29, 2003 - Opinion of Israeli Counsel to the Company. (28)

2.9.8 Exhibit "L" to Convertible Loan Agreement dated January 29, 2003 - Opinion of US Counsel to the Company.(29)

2.9.9             Addendum 1 to Convertible Loan Agreement.(30)

2.9.10            Addendum 2 to Convertible Loan Agreement.(11)

2.9.11            Addendum 3 to Convertible Loan Agreement.

2.10 Text of Report on Form 6-K filed by the Registrant for the month of November 2003.(34)

2.10.1            Securities Purchase Agreement dated November 26, 2003.(35)

2.10.2 Exhibit "D" to Securities Purchase Agreement dated November 26, 2003 - Form of Registration Rights Agreement.(36)

2.10.3 Exhibit "A" to Securities Purchase Agreement dated November 26, 2003 - Form of Convertible Note.(37)

2.10.4 Exhibit "C" to Securities Purchase Agreement dated November 26, 2003 - Form of Warrant.(38)

2.10.5 Exhibit "K" to Securities Purchase Agreement dated November 26, 2003 - Form of Voting Agreement.(39)

2.10.6 Exhibit "E" to Securities Purchase Agreement dated November 26, 2003- Form of Security Agreement.(40)

2.10.7 Exhibit "F" to Securities Purchase Agreement dated November 26, 2003 - Form of Guarantee.(41)

4.1 Company's 1996 CSI Stock Option Plan and forms of agreements thereunder.(1)

4.2               Company's   form  of  Stock  Option   Agreement   for  Israeli
                  Employees.(1)

4.3               Commtouch   Software  Ltd.  1999  Section  3(i)  Share  Option
                  Plan.(8)

4.4               Amended and Restated 1996 CSI Stock Option Plan.(18)

4.5 Amended and Restated 1999 Section 3(i) Share Option Plan and form of option agreement thereunder.(19)

4.6               Amended and Restated 1999 Non-Employee  Directors Stock Option
                  Plan.(20)

4.7               Amended and Restated  1999 Israeli Share Option Plan [fka 1999
                  Section 3(i) Share Option Plan].(9)

4.8 Form of Share Warrant for Go2Net, Inc. to purchase ordinary shares of the Registrant.(3)

4.9 Form of Share Purchase Agreement by and among the Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

4.9.1 Form of Registration Rights Agreement by and among the Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated.(3)

4.10 Text of Report on Form 6-K filed by the Registrant for the month of July 2003.(13)

4.10.1 Ordinary Shares and Warrants Purchase Agreement dated July 10, 2003, inclusive of Exhibits "A" and "B" thereto.(14)

4.11 Text of Report on Form 6-K filed by the Registrant for the month of August 2003.(15)

4.11.1 Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits "A" and "B" thereto.(16)

4.11.2 Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits "A" and "B" thereto.(17)

4.12 Lease Termination Agreement between Young Woo & Assoc., LLC and Commtouch Inc. and Commtouch Software Ltd. (as guarantor) dated September 6, 2002.(6)

4.13              Surrender   Agreement  between  Omni  South  Beach,  L.P.  and
                  Commtouch Latin America Inc. dated August 31, 2002.(7)

4.14              Agreement  of September  1, 2002  between  AxcessNet  Ltd. and
                  Commtouch   Software   Ltd.   plus  Warrant  for  purchase  of
                  Registrant's ordinary shares.(32)

4.15 Agreement of September 1, 2002 between AxcessNet Ltd. and Commtouch Software Ltd., plus Amendment 1 thereto.(33)

8 Subsidiaries of the Company (1. Commtouch Inc., a California corporation)

12.1              Certification  of  Company's   Principal   Executive   Officer
                  Pursuant to Exchange Act Rule 13a-14a or 15d-14a

12.2              Certification  of  Company's   Principal   Financial   Officer
                  Pursuant to Exchange Act Rule 13a-14a or 15d-14a

13 Certification of Company's Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

14.1              Consent  of  Kost,  Forer,  Gabbay  &  Kasierer,   independent
                  auditors.

14.2 Memorandum of Understanding between the Registrant, Go2Net, Inc. and Vulcan Ventures Incorporated, dated July 7, 1999.(2)

-----------------

(1)      Incorporated   by  reference   to  exhibits  in  Amendment   No.  1  to
         Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.

(2)      Incorporated   by  reference   to  exhibits  in  Amendment   No.  4  to
         Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.

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

(6) Incorporated by reference to Exhibit 4.22 to Annual Report on Form 20-F for the year ended December 31, 2002.

(7) Incorporated by reference to Exhibit 4.23 to Annual Report on Form 20-F for the year ended December 31, 2002.

(8) Incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-8 No. 333-94995.

(9) Incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-8 No. _____________.

(10)     Reserved.

(11) Incorporated by reference to Exhibit 2.9.10 to Annual Report on Form 20-F for the year ended December 31, 2002.

(12) Incorporated by reference to Exhibit 1 to Report on Form 6-K for the month of May 2001, filed June 1, 2001.

(13) Incorporated by reference to Report on Form 6-K for the month of July 2003, filed July 28, 2003.

(14) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of July 2003, filed July 28, 2003.

(15) Incorporated by reference to Report on Form 6-K for the month of August 2003, filed August 15, 2003.

(16) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of August 2003, filed August 15, 2003.

(17) Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of August 2003, filed August 15, 2003.

(18) Incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-8 No. _____________.

(19)     Incorporated  by  reference to Exhibit 5 to Schedule TO, filed July 20,
         2001.

(20) Incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-8 No. _____________.

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

(28) Incorporated by reference to Exhibit 7 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(29) Incorporated by reference to Exhibit 8 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(30) Incorporated by reference to Exhibit 9 to Report on Form 6-K for the month of April 2003, filed April 2, 2003.

(31) Incorporated by reference to Exhibit 2.8 to Annual Report on Form 20-F for the year ended December 31, 2001.

(32) Incorporated by reference to Exhibit 4.24 to Annual Report on Form 20-F for the year ended December 31, 2002.

(33) Incorporated by reference to Exhibit 4.25 to Annual Report on Form 20-F for the year ended December 31, 2002.

(34) Incorporated by reference to Report on Form 6-K for the month of November 2003, filed December 2, 2003.

(35) Incorporated by reference to Exhibit 1 to Report on Form 6-K for the month of November 2003, filed December 2, 2003.

(36) Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of November 2003, filed December 2, 2003.

(37) Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of November 2003, filed December 2, 2003.

(38) Incorporated by reference to Exhibit 4 to Report on Form 6-K for the month of November 2003, filed December 2, 2003.

(39) Incorporated by reference to Exhibit 5 to Report on Form 6-K for the month of November 2003, filed December 2, 2003.

(40) Incorporated by reference to Exhibit 6 to Report on Form 6-K for the month of November 2003, filed December 2, 2003.

(41) Incorporated by reference to Exhibit 7 to Report on Form 6-K for the month of November 2003, filed December 2, 2003.