Form 20-F
period 2004-12-31
COMMTOUCH SOFTWARE LTD
filed 2005-06-16
CIK 1084577

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________

Commission file number 000–26495

COMMTOUCH SOFTWARE LTD.

(Exact name of Registrant as specified in its charter and

translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

1A Hazoran Street

Poleg Industrial Park,

P.O. Box 8511

Netanya 42504, Israel

011–972–9–863–6888

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2004).

Ordinary Shares, par value NIS 0.05	42,787,902
Series A Preferred Shares, par value NIS 0.05	7,280,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “Commtouch,” “the Company,” “we,” “us” or “our” are to Commtouch Software Ltd. or its wholly–owned subsidiary, Commtouch Inc., as relating to consolidated financial information contained herein, former wholly–owned subsidiaries Commtouch Latin America Inc. (dissolved), Commtouch (UK) Ltd. (dissolved), Wingra, Inc. (sold) and former majority–owned subsidiary, Commtouch K.K. (Japan) (during 2002 Commtouch divested itself of its majority holdings and retained an equity interest in this company, which is now known as Imatrix Corporation).

The selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(USD in thousands, except per share data)
Consolidated Statements of Operations Data: Revenues:
Email and Anti Spam services	$17,771	$13,318	$3,238	$329	$1,523
Software licenses, maintenance and services	1,000	270	200	—	—

Total revenues	18,771	13,588	3,438	329	1,523
Cost of revenues	11,800	13,962	1,675	581	637

Gross profit (loss)	6,971	(374)	1,763	(252)	886

Operating expenses:
Research and development, net	10,244	5,884	2,246	1,476	1,467
Sales and marketing	26,534	12,894	1,176	1,875	3,691
General and administrative	13,455	10,337	2,588	1,308	1,921
Amortization of prepaid marketing expenses	4,508	—	—	—	—
Write-off of property and equipment and other	—	10,166	750	—	—
Amortization of stock-based employee deferred compensation	3,050	2,204	551	247	30

Total operating expenses	57,791	41,485	7,311	4,906	7,109

Operating loss	(50,820)	(41,859)	(5,548)	(5,158)	(6,223)
Interest and other income (expenses), net	2,886	583	(60)	(1,967)	(880)
Equity in earnings (losses) of affiliate	—	—	(56)	291	(90)
Write-off of impaired long-term investments	(5,000)	(2,000)	—	—	—
Minority interest	55	285	74	—	—

Loss from continuing operations	(52,879)	(42,991)	(5,590)	(6,834)	$(7,193)

Gain on disposal of Wingra	—	—	1,014	—	—
Discontinued operations – Wingra	(1,346)	(18,016)	(335)	—	—

Income (Loss) from sale of discontinued operations	(1,346)	(18,016)	679	—	—

Net Loss	(54,225)	(61,007)	(4,911)	(6,834)	(7,193)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	—	—	—	(141)

Net loss attributable to ordinary and equivalently participating shareholders	$(54,225)	$(61,007)	$(4,911)	$(6,834)	$(7,334)

Basic and diluted net loss per share
Loss	$(3.42)	$(2.51)	$(0.27)	$(0.28)	$(0.18)
Income (Loss) from sale of discontinued operations	(0.09)	(1.05)	0.03	—	—

Net loss	$(3.51)	$(3.56)	$(0.24)	$(0.28)	$(0.18)

Weighted average number of shares used in computing basic and diluted net loss per share	15,462	17,152	20,854	24,573	40,407

	Year Ended December 31,

	2000		2002	2003	2004	2005

	(USD in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,831	$	$ 2,248	$$1,388	$4,125	$4,149
Marketable securities	8,607		—	—	—	—
Working capital (deficit)	23,768		(607)	549	3,791	2,035
Total assets	77,280		9,545	2,984	6,855	5,479
Long-term liabilities	1,825		940	413	2,931	564
Shareholders' equity	61,728		4,059	1,437	2,457	2,593

FORWARD LOOKING STATEMENTS

This report contains forward–looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, beliefs, expectations and intentions. In some cases, you can identify forward–looking statements by our use of words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “seeks” and “estimates” and similar expressions. Our actual results, levels of activity, performance or achievements may differ materially from those expressed or implied by these forward–looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report.

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

Business Risks

If the market does not respond favorably to our current and future anti-spam and anti-virus solutions, we will fail to generate revenues.

Our success depends on the acceptance and use of our anti-spam solutions by enterprise, Original Equipment Manufacturer (“OEM”) and Internet Service Provider (“ISP”) customers and partners. While we have been selling our anti-spam products for almost two years, it still remains difficult to estimate the size or growth rate of the potential market for our anti-spam offerings, since:

•	our focus on the licensing of our technology to OEM partners only really began to gain traction from the latter half of 2004, and
•	there are longer lead times both to close OEM deals and to have the partners complete the integration of Commtouch technology into their product offerings.

Therefore, we have yet to achieve a level of OEM and customer experience that will enable us to accurately predict the market’s reaction to these important, new offerings. If the market for anti-spam solutions fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our solutions may not achieve broad market acceptance and our business could fail.

Furthermore, in late 2004 we announced the development of a new real time, virus outbreak detection product based on our proprietary Recurrent Pattern Detection (“RPD”) technology, and in early 2005 we announced the signings of our first customers for this product. Our success will also depend on how quickly we will be able to gain market acceptance of this new product, and the level of pricing this product will command. We have very little experience in the anti-virus market with our new virus outbreak detection product, and we may not succeed to the level that we require in order to generate adequate revenues; thus, our business could fail.

Our business may be adversely affected as a consequence of legislation imposing legal penalties on distributors of unsolicited email.

On December 16, 2003, President Bush signed into law the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM Act), which establishes a framework of administrative, civil, and criminal tools to combat spam. The law establishes both civil and criminal prohibitions to assist in deterring the most offensive forms of spam, including unmarked sexually-oriented messages and emails containing fraudulent headers. Under the law, senders of email are required to honor a request by a consumer not to receive any further unsolicited messages. Recent high profile prosecutions of direct marketers are likely to have a deterrent effect on the future activities of these and other similar direct marketers of unsolicited email.

In addition, various state legislatures have enacted laws aimed at regulating the distribution of unsolicited email.

These and similar legal measures may have the effect of reducing the amount of unsolicited email that is distributed and hence diminish the need for our anti-spam solutions. Any such developments would have an adverse impact on our revenues.

Dependence upon resellers and product concentration.

We expect to continue to be dependent upon resellers and OEM partners for a significant portion of our revenues, which will be derived from sales of our anti-spam solutions. Also, we are still developing our distribution channels and are currently dependent on a relatively small number of our global resellers and OEM partners to close the majority of sales transactions. If anticipated orders from these resellers or partners fail to materialize, or one of the key resellers or distribution channels ceases the promotion of our business, our operating results and financial condition will be materially adversely affected.

Our future revenues are difficult to predict and our quarterly operating results may fluctuate, which could adversely affect the value of your investment.

Because we have a limited history with our anti-spam and anti-virus solutions and because of the highly competitive nature of the markets in which we compete, our revenue is difficult to predict. Our current and future expense levels are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

•	Our ability to successfully develop and market our anti-spam and anti-virus solutions to new markets, both domestic and international;
•	The market acceptance of our new anti-spam and anti-virus solutions;
•	The size, timing and fulfillment of orders for our new anti-spam and anti-virus solutions;
•	The threat of delisting by NASDAQ;
•	Our ability to expand our workforce with qualified personnel, as may be needed;
•	Unanticipated bugs or other problems arising in providing our new anti-spam and anti-virus solutions to customers;
•	The success of our resellers’ and OEM partners’ sales efforts to potential customers;
•	The solvency of our resellers and OEM partners and their ability to allocate sufficient resources towards the marketing of our new anti-spam and anti-virus solutions to their potential customers;
•	The rate of adoption of anti-spam and anti-virus solutions by customers in the current economic environment;
•	The receipt or payment of irregular or nonrecurring revenues or expenses;
•	Our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;
•	The substantial decrease in information technology spending;
•	Pricing of our solutions;
•	Our ability to timely collect fees owed by resellers and OEM partners; and
•	The effectiveness of our customer support, whether provided by our resellers and OEM partners, or directly by Commtouch.

Because of differing operational factors and the material changes to our business model, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations. Because we have been and will be going to market with new solutions and have been marketing our Enterprise Gateway solution only since late June 2003 and anti-virus solution only since late 2004, it remains difficult to evaluate our business and prospects.

We commenced operations in 1991. Up to 1998, we focused on selling, maintaining and servicing stand-alone email client software products for mainframe and personal computers. From 1998 through 2001, we were a provider of outsourced Web-based email services and, during the first half of 2002, we concentrated on marketing our software messaging solution. In mid-2002, we began focusing exclusively on completing development of and selling our new anti-spam solutions and in late 2004 we also began marketing our new anti-virus solution. This change required us to adjust our business processes and to readjust the workforce at Commtouch (predominantly, the sales force). Therefore, we have little operating history as a provider of our anti-spam solutions upon which you may be able to evaluate our business and prospects. While recent success in signing agreements with OEM partners is encouraging, it is still too early to judge whether this business will succeed.

We have many established competitors who are offering a multitude of solutions to the spam problem.

The market for anti-spam solutions is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, low operating margins and the realization of little or no market share, any of which could cause our business to suffer.

In the market for anti-spam solutions, there are a large number of providers offering “content filtering” solutions (solutions focusing solely on the content of potential spam email). Other providers that offer forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as direct competitors to Commtouch include Symantec (Brightmail), TrendMicro, McAfee, CipherTrust, IronPort, VeriSign and MessageLabs. There is a great likelihood that, as the market for anti-spam solutions further develops and given the difficult technological hurdles in attempting to create an effective solution, established Internet security players will enter the market, which may be able to leverage their market position and resources to capture a portion of the anti-spam market.

As this market continues to develop, a number of companies with greater resources than ours could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Two such examples of this are the acquisition of Brightmail by Symantec Corp. and the Microsoft announcement of its acquisition of Sybari Software, one of our largest distributors.

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

Also, there are companies that develop and maintain in-house anti-spam solutions, such as Microsoft and Yahoo®. These and other companies could potentially leverage their existing capabilities and relationships to enter the anti-spam industry.

Our market’s level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our offerings, we may encounter increased competition in the development and distribution of these solutions. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, technical, sales, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. Some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute. New technologies and the expansion of existing technologies may increase competitive pressures on us, and we may not be able to compete successfully against current and future competitors.

Our ability to increase our revenues will depend on our ability to successfully execute our sales and marketing plan.

The complexity of the underlying technological base of our anti-spam solutions and the current landscape of the anti-spam market require highly trained sales and marketing personnel to educate prospective resellers and customers regarding the use and benefits of our solutions. It may take time for our current and future employees and resellers to learn how to most effectively market our solutions. Additionally, it is difficult to predict the possibility that we will succeed in selling our newly introduced solutions, either by way of resellers or OEM partners, and on which we are relying to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against bigger and more experienced sales and marketing organizations of our competitors.

We have a history of losses and may never achieve profitability.

We incurred net losses of approximately $4.9 million in 2002, $6.8 million in 2003 and $7.2 million in 2004. As of December 31, 2004, we had an accumulated deficit of approximately $166 million. We are participating in a relatively new and unstable market, we have not achieved profitability in any period and we might continue to incur net losses in the future. If we do not achieve profitability, our share price may decline further.

Risk of Litigation.

Legal proceedings can be expensive, lengthy and disruptive to normal business operations, regardless of their merit. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on the Company’s business, results of operations or financial condition.

In September 2003, a final order was entered by a U.S. District Court for the Northern District of California, thereby settling the shareholder class action lawsuit filed on behalf of shareholders against the Company in early 2001. The litigation was initiated against the Company and two members of management in response to the Company’s announcement that it had decided to restate unaudited earnings for the first three quarters of 2000, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934.

Indemnification of directors and officers.

The Company has agreements with its directors, subject to Israeli law, that provide for the Company to indemnify these directors for any of the following obligations or expenses incurred as a result of an act or omission of such persons in their capacity as directors: (a) any monetary liability imposed upon such a director for the benefit of a third party pursuant to a court judgment, including a settlement or an arbitrator’s decision, confirmed by a court, and (b) reasonable litigation expenses, including legal fees, actually incurred by such a director or imposed upon the director by a court order, in a proceeding brought against him by or on behalf of the Company or by others, or in a criminal action in which he was acquitted, or in a criminal action which does not require proof of criminal intent in which he was convicted.

Risk due to economic conditions.

Should economic conditions fail to improve, our ability to sell our anti-spam and anti-virus solutions could be negatively impacted. Furthermore, even if we are successful in selling our solutions, our ability to collect outstanding receivables may be significantly impacted by liquidity issues of our resellers’ customers, OEM partners’ customers or our resellers or OEM partners themselves, which may negatively affect our ability to recognize future revenue based on sales. As a result, we may experience shortfalls in our future revenues.

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

Our low head-count of 45 employees (as of December 31, 2004) continues to strain our operational resources, and the lack of sufficient personnel may compromise our ability to enhance revenues.

Our business and operating results could suffer if we do not successfully address the risks inherent in doing business overseas.

As of December 31, 2004, we had sales offices in Israel and the United States. We also are marketing our anti-spam and anti-virus solutions in international markets by utilizing appropriate distributorship channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

•	Differing technology standards;
•	Inability of distribution channels to successfully market our anti-spam solutions;
•	Export restrictions, including export controls relating to encryption technologies;
•	Difficulties in collecting accounts receivable and longer collection periods;
•	Unexpected changes in regulatory requirements;
•	Political and economic instability;
•	Potentially adverse tax consequences;
•	The adoption of new legal penalties which may discourage the distribution of unsolicited email messages; and
•	Potentially reduced protection for intellectual property rights.

Any of these factors could adversely affect the Company’s prospective international sales and, consequently, business and operating results.

Terrorist attacks such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001 and other attacks or acts of war may adversely affect the markets on which our Ordinary Shares trade, our financial condition and our results of operations.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks caused major instability in the U.S. and other financial markets. There could be further acts of terrorism in the United States or elsewhere that could have a similar impact. The U.S. government has been actively pursuing and taking military and other action against those behind the September 11, 2001 attacks, and may initiate broader action against national and global terrorism. The U.S. recently led a coalition of forces in attacks on Afghanistan and Iraq. The worldwide ramifications of such attacks are unknown at this time. Armed hostilities or further acts of terrorism would cause further instability in financial markets and could directly impact our financial condition and our results of operations.

Technology Risks

We may not have the resources or skills required to adapt to the changing technological requirements and shifting preferences of our customers and their users.

The anti-spam industry is characterized by difficult technological challenges, sophisticated “spammers” and constantly evolving spam practices and targets that could render our anti-spam solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing anti-spam solutions and to develop new solutions, functions and technology that address the potential needs of prospective customers, OEM partners and their users. The development of proprietary technology and necessary enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt to customer, OEM or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition, and may not be able to do so.

Our software may be adversely affected by defects, which could cause our customers, OEM partners or end users to stop using our solutions.

Our anti-spam and anti-virus solutions are based in part upon new and complex software. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current solutions or enhancements until after they are delivered. Although we have not experienced any material software defects to date in our anti-spam and anti-virus solution offerings, it is possible that, despite testing by us, defects may exist in the software we license. These defects could cause interruptions in our anti-spam and anti-virus solutions for customers that could damage our reputation, create legal risks, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer.

Investment Risks

We may need additional capital.

We have invested heavily in technology development. We expect to continue to spend financial and other resources on developing and introducing new offerings and maintaining our corporate organizations and strategic relationships. We also expect to invest resources in research and development projects to develop enhanced anti-spam and anti-virus solutions for enterprises and, possibly, other target markets.

The Company remains very thinly capitalized. As such, we might become dependent upon raising additional funds to finance our business. Our cash balance was approximately $4.1 million at each of December 31, 2003 and December 31, 2004. Based on the cash balance at December 31, 2004, current projections of revenues, related expenses and the ability to further curtail certain discretionary expenses, the Company believes it has sufficient cash to continue operations through at least February 2006.

However, the Company may need to raise additional funds during the latter portion of 2005 in order to satisfy NASDAQ’s shareholders’ equity maintenance requirements. See the risk factor immediately below.

If we are unable to raise additional funds, the Company could fail. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. Even if available on acceptable terms, any such additional funding may result in significant dilution to existing shareholders.

In the past we have received funds for the development of our business from the State of Israel through the Office of the Chief Scientist, or the OCS. For additional information pertaining to the status of the OCS grants, see Item 10. Additional Information - “ISRAELI TAXATION AND DEVELOPMENT PROGRAMS”, “Law for the Encouragement of Industrial Research and Development, 5744-1984”.

If we cannot satisfy NASDAQ’s maintenance requirements, it may delist our Ordinary Shares from its SmallCap Market and we may not have an active public market for our Ordinary Shares. The absence of an active trading market would likely make our Ordinary Shares an illiquid investment.

Our Ordinary Shares are quoted on The NASDAQ SmallCap Market. To continue to be listed, among other requirements, we are required to maintain shareholders’ equity of at least $2,500,000, or market value of our outstanding shares (excluding shares held by Company insiders and principal shareholders) of at least $35,000,000, or we must have realized at least $500,000 in net income from continuing operations in our last fiscal year or in two of our last three fiscal years. Since our share price as quoted on The NASDAQ SmallCap Market was at a price that resulted in our market value being below $35,000,000 and our shareholders’ equity was below $2.5 million, we received a NASDAQ Staff Determination letter on May 10, 2004 indicating that Commtouch had failed to comply with the shareholders' equity, net income and market value of publicly held shares requirements for continued listing, as set forth in NASDAQ's Marketplace Rule 4320(e)(2)(B), and that Commtouch’s securities were therefore subject to delisting from The NASDAQ SmallCap Market. The subject rule requires compliance with at least one of the above requirements in order to maintain listing with The NASDAQ SmallCap Market.

Commtouch appealed the NASDAQ Staff Determination and a hearing was held on June 17, 2004 before a NASDAQ Listing Qualifications Panel (“Panel”) to review the Staff Determination. The Panel, in its decision of June 28, 2004, determined that the Company’s Ordinary Shares would continue to be listed on The NASDAQ SmallCap Market pursuant to an exception from the requirement that the Company maintain at least $2.5 million in shareholders’ equity. The Panel imposed several conditions to the continued availability of that exception.

While the Company was successful in meeting the Panel’s initial conditions, it failed to satisfy the requirement to submit to NASDAQ by October 31, 2004 evidence of compliance, for the quarter ending September 30, 2004, with the $2.5 million shareholders’ equity requirement, as set forth in Marketplace Rule 4310(c)(2)(B) (the “September 30th Requirement”).

On October 27, 2004, the Panel granted the Company’s request for an extension of the September 30th Requirement, subject to the following amended conditions:

1.

By no later than November 1, 2004, the Company was to have signed a definitive agreement for the investment transactions that closed in December 2004, and to have issued a press release announcing the proposed transaction. The Company complied with these conditions.

2.

On or before November 15, 2004, the Company was to have filed with the SEC and NASDAQ a proxy statement evidencing the Company’s intent to seek shareholder approval of the investment transactions that closed in December 2004. The Company complied with this condition on November 12, 2004.

3.

On or before December 15, 2004, the Company was to have made a public filing with the SEC and NASDAQ that included an unaudited balance sheet, no older than 60 days and containing all appropriate pro forma adjustments (including for any consummation of the investment transactions), evidencing the Company’s compliance with the $2.5 million shareholders’ equity requirement. The Company complied with this condition on December 15, 2004.

4.

On or before January 31 and April 30, 2005, the Company was to have submitted to NASDAQ an unaudited balance sheet evidencing the Company’s continued compliance with the $2.5 million shareholders’ equity requirement as of December 31, 2004 and March 31, 2005, respectively. On January 31, 2005 and April 29, 2005, the Company submitted to NASDAQ unaudited balance sheets evidencing compliance with the shareholders’ equity requirement for the periods ending December 31, 2004 and March 31, 2005, respectively.

5.

On or before June 30, 2005, the Company must file with the SEC and NASDAQ the Company’s annual report on Form 20-F evidencing the Company’s compliance with the $2.5 million shareholders’ equity requirement, on an audited basis, as of December 31, 2004. By way of the filing of this report, the Company believes that it has complied with this requirement.

As of March 31, 2005, the Company’s shareholders’ equity was approximately $2.8 million [or approximately $300,000 in excess of Nasdaq’s continued listing requirement of $2.5 million]. If we continue to incur net losses it will cause continued reductions in our shareholders’ equity. Accordingly, our ability to continue to meet the Nasdaq listing requirements will depend either on our ability to reach certain levels of net income or raise substantial additional equity capital, or on our market capitalization first increasing and then remaining above $35 million.

In addition, the Company must continue to maintain compliance with all other requirements for continued listing on The NASDAQ SmallCap Market. Commencing May 29, 2006, the Company also will be required to maintain a minimum $1.00 bid price per Ordinary Share. Failure to satisfy any of the foregoing conditions will result in the Company’s delisting. Although the Company believes it will have satisfied all of the specific requirements on which the availability of its current listing exception was conditioned, the Company will remain subject to this listing exception until such time as the Panel is satisfied that the Company demonstrated an ability to sustain compliance with the minimum shareholders’ requirement over the long term.

There can be no assurance that the Company will continue to have the ability to meet the NASDAQ’s conditions to the exception and, accordingly, there can be no assurance that we will continue to comply with the NASDAQ listing requirements for listing on the NASDAQ SmallCap Market. If our shares are delisted by the NASDAQ, trading in our shares may be conducted in the over-the-counter market in the so-called “pink sheets” or, if available, the “OTC Bulletin Board Service.” As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares.

Also, NASDAQ may delist our Ordinary Shares if it deems it necessary to protect investors and the public interest.

If our shares are delisted, they may become subject to the SEC’s “penny stock” rules and be more difficult to sell. SEC rules require brokers to provide information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the NASDAQ Stock Market. If our shares become “penny stock” that is not exempt from these SEC rules, these disclosure requirements may have the effect of reducing trading activity in our shares and making it more difficult for investors to sell. The rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction before a transaction in a penny stock.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of our Ordinary Shares, beneficially own, in the aggregate, approximately 51.86% of our outstanding Ordinary Shares and convertible Series A Preferred Shares (aggregated for purposes of determining voting power) as of December 31, 2004 plus warrants and options exercisable within 60 days thereof. If they vote together (especially if they were to convert all beneficial holdings into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

•	Conflicts between significant shareholders, and our other shareholders whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions;
•	Conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by these shareholders, on the other hand; or

•	Conflicts related to existing or new contractual relationships between us, on the one hand, and these shareholders, on the other hand.

Substantial sales of our Ordinary Shares could adversely affect our share price; Potential dilution.

The sale, or availability for sale, of substantial quantities of our Ordinary Shares may have the effect of further depressing its market price. A large number of our Ordinary Shares which were previously subject to resale restrictions are currently eligible for resale under various registration statements declared effective by the SEC, including a significant number of shares that will be eligible for resale in the future if the shareholders in the two transactions of October 31, 2004 decide to convert their Series A Preferred Shares into Ordinary Shares, as well as those shares that will be eligible for resale due to the exercise of warrants issued during 2004 and prior periods. Until September 14, 2005, Series A Preferred Shares are convertible into Ordinary Shares on a one for one basis; from September 15, 2005, each outstanding Series A Preferred Share may be converted into two Ordinary Shares. These shares will dilute existing shareholders.

Risk of failure to honor registration rights for the 2002, 2003 and 2004 private placements.

According to registration rights agreements with the selling securityholders listed under registration statements on Forms F-3 filed with the SEC on May 15, 2002, October 20, 2003, January 6, 2004, July 1, 2004, January 10, 2005 and January 31, 2005, should the Company fail to maintain the effectiveness of those registration statements for the periods stated in the respective agreements, the Company risks having imposed on it liquidated damages as defined in those agreements. For example, one of the October 31, 2004 agreements provides for liquidated damages of up to one million additional unregistered Series A Preferred Shares. For details about the penalties for the 2002 private placement, refer to Exhibit 2.8 of the Report on Form 20-F filed on April 26, 2002. For details about the penalties for the July 2003 private placements, refer to the Report on Form 6-K for the month of July, filed on July 28, 2003, and for the month of August filed on August 15, 2003. For details about the penalties for the November 2003 private placement, refer to Form 6-K for the month of November, filed December 2, 2003. For details about the penalties for the May 2004 private placement, refer to Form 6-K for the month of May, filed May 19, 2004. For details about the penalties for the two October 31, 2004 transactions, refer to Form 6K for the month of November, filed November 5, 2004.

Reduced proceeds from sale or liquidation of the Company.

Upon a sale of the Company by way of an Organic Change, as defined in the Company’s Amended and Restated Articles of Association (see Form 6-K for the month of November, filed November 12, 2004) or Company liquidation, the holders of Series A Preferred Shares, in exchange for each Preferred Share, are entitled to receive from the sale consideration or remaining liquidation assets, as the case may be, at least $1.00 in the form of securities or other assets. This could result in a reduction in the amount of sales or liquidation proceeds otherwise available for holders of our Ordinary Shares.

Intellectual Property Risks

If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

We regard our patented and patent pending technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and customers to protect our proprietary rights. We recently purchased a patent, and have one pending formal patent application, as well as one outstanding provisional patent application covering certain aspects of our anti-spam technology. We may seek to patent certain additional software or other technology in the future. Any such patent applications might not result in patents issued within the scope of the claims we seek, or at all.

Despite our precautions, unauthorized third parties may copy certain portions of our technology, reverse engineer or obtain and use information that we regard as proprietary or otherwise infringe or misappropriate our patent or our patent pending technology, trade secrets, copyrights, trademarks and similar proprietary rights. We may not have the proper resources in order to adequately protect our intellectual property. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

We cannot be certain that our software does not infringe issued patents that may relate to our anti-spam or anti-virus solutions. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications previously may have been filed which relate to our anti-spam solutions. Therefore, other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by ourselves and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We may not have the proper resources in order to adequately defend against such claims.

If we are unable to obtain third-party content licenses, on commercially reasonable terms, our business, financial condition and operating results may suffer.

We continue to hold a perpetual mail server license which was previously utilized in our hosted email service offering, and may license other technology as the need arises. We cannot be certain that, apart from the mail server license, other third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products. These third-party licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product development until equivalent technology can be identified, licensed and integrated. Any such delays could cause our business, financial condition and operating results to suffer.

Governmental regulation and legal uncertainties could impair the growth of the Internet, decrease the distribution of unsolicited bulk (spam) email and decrease demand for our anti-spam solutions or increase our cost of doing business.

While laws aimed at curtailing the spread of spam have been adopted by the U.S. federal government and some states (see above Risk Factors – Business Risks), enforcement has not been widespread and generally there has been a continuing trend of increasing spam traffic. The growth and development of the spam market may prompt calls for more stringent Internet user protection laws that may limit the ability of companies promoting or delivering spam online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. All or some of the above laws could decrease the demand for our anti-spam solutions and increase our cost of doing business, or otherwise harm our business and operating results.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and most of the Arab countries in the region. Peace talks between Israel and the Palestinian Authority began in the early 1990s, but they broke down in mid-2000. Attacks on Israel by Palestinian terrorists, and military responses by Israel, have accelerated considerably since late 2000, though with the regime change in the Palestinian Authority during 2004, renewed efforts at establishing a plan for peace have begun. We cannot predict whether a renewed peace process will result in a mutually acceptable resolution of the Israeli/Palestinian conflict, or the consequences that peace discussions may have on us. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations.

In addition, Israel and some companies doing business with Israel have been the subject of an economic boycott by Arab countries since Israel’s establishment. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or expansion of our business.

Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

Certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency. Although Commtouch has operated effectively under these requirements since its inception, we cannot predict the effect of these obligations on Commtouch in the future. Our operations could be disrupted by the absence for a significant period of one or more of our officers or key employees due to military service. Any disruption in our operations would harm our business.

Because a substantial portion of our revenues historically have been generated in U.S. dollars and a portion of our expenses have been incurred in New Israeli Shekels, our results of operations may be adversely affected by inflation and currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels, or NIS. As a result, we have been exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. In 2002 and for a number of years prior to 1999, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. This trend has been reversed since the beginning of 2003. We cannot predict the trend for future years. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits which we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the Office of the Chief Scientist, or OCS, for the financing of a significant portion of our research and development expenditures in Israel. These grants totaled $0.6 million. In 1999 and 2000, we did not receive any grants from the OCS. In 2001 we received $0.6 million and in 2002 we received $0.2 million. While we submitted an application for an additional grant in 2003, we decided not to draw any funds thereunder during 2003. We did not submit an application for funding during 2004. However, we may apply for additional grants in the future. The OCS budget has been subject to reductions which may affect the availability of funds for possible future grants. Therefore, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants.

In connection with research and development grants received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with grants from the OCS. We account for these royalties by recording an accrual in our financial statements.

In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Israel government about our Israeli operations. From time to time the conduct of our Israeli operations has deviated from our forecasts. If we fail to meet the conditions to grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future.

For additional information pertaining to the status of the OCS grants, see Item 10. Additional Information - “ISRAELI TAXATION AND DEVELOPMENT PROGRAMS”, “Law for the Encouragement of Industrial Research and Development, 5744-1984”.

The tax benefits from our approved enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

The Investment Center of the Israeli Ministry of Industry and Trade has granted approved enterprise status to several investment programs at our manufacturing facility. The portion of our income derived from these approved enterprise programs commencing when we begin to generate net income from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes during the period in which we would have benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. A comprehensive amendment of the Investment Law has recently been approved by the Knesset. The amendment imposes additional eligibility criteria for approved enterprise benefits. The amendment also offers additional forms of alternative benefits.

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

Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his Ordinary Shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. These provisions may adversely affect the price of our shares.

Item 4. Information on the Company.

Overview

The legal name of the Company is Commtouch Software Ltd., and its principal executive offices are located at 1A Hazoran Street, Poleg Industrial Park, P.O.Box 8511, Netanya 42504, Israel, where our telephone number is 011–972–9–863–6888. The Company’s wholly owned subsidiary, Commtouch Inc., is located at 1300 Crittenden Lane, Suite 103, Mountain View, California 94043, where our telephone number is (650) 864–2000.

We are a provider of secure messaging products to enterprise customers and OEM distribution partners, including real-time anti-spam and virus outbreak detection solutions. The Company offers its secure messaging solutions to small, medium and large enterprises through a variety of third party distribution channels. The solutions are also available for integration with security, content filtering, anti-virus and other filtering solutions through alliances and strategic partnerships. A combination of proprietary patented and patent-pending technologies makes it possible for Commtouch to detect, alert and block spam and virus attacks as they are distributed over the Internet. At the core of Commtouch secure messaging offerings is Commtouch’s proprietary Recurrent Pattern Detection (RPD) technology which, in general terms, analyzes messages associated with mass email outbreaks and directs the blocking of such emails, without the need to analyze individual messages.

Commtouch Offerings

Our enterprise anti-spam solution consists of both a software element (the “Enterprise Gateway”) and a service component (the “Detection Center”). At the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam detection services from the Detection Center, all allowing for real-time reaction to worldwide spam attacks. At the heart of the solution, however, is the Detection Center, which detects new spam attacks as soon as they are launched and distributed over the Internet. The Detection Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations worldwide. The Detection Center collects information from multiple sources about new spam attacks, analyzes the input using Commtouch patent-pending technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized and accurate resolution.

In particular, the Commtouch anti-spam solution operates to help eliminate spam as follows:

•	Inbound email enters the Enterprise Gateway, a software add-on to the enterprise SMTP server;
•	The Enterprise Gateway matches key characteristics of the message with predefined spam policies created by IT managers or end-users;
•

If the solution does not match the message to a known source, either spam or non-spam, it compares characteristics of the incoming message against the Enterprise Gateway cache of recently identified spam;

•	If the message remains suspicious, but cannot be confirmed as spam, the Enterprise Gateway queries the Detection Center for remote spam detection and classification services;
•

The outgoing query consists of digital signatures taken from email header information. The signatures may be hashed (one-way encrypted) to ensure enterprise security and confidentiality. The query does not contain the full email body or its attachments and it is therefore very small in size (500 Bytes);

•

The Detection Center weighs the values of the outstanding query against its vast database of real-time information about known spam patterns and sources of spam, and replies to the Enterprise Gateway with a unique and up-to-date classification; and

•	The Enterprise Gateway applies a locally predefined action to the message and may store the information internally to match against new incoming messages bearing similar characteristics.

We also offer a Software Development Kit (“SDK”). The SDK enables third-party vendors to integrate the Commtouch anti-spam solution advantages into their existing offerings, providing them with full spam identification and spam classification services from the Detection Center. These vendors benefit from Commtouch expertise in blocking spam and other unwanted email traffic without the need to develop and dedicate a service department in-house. The SDK communicates fully with the remote Detection Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side. Each such vendor has the flexibility to determine how best to integrate the SDK results into its solution. For example, if the Detection Center classifies a specific message as spam, the vendor’s application may respond by either quarantining the message, rejecting it completely or sending a bounce-back message to its sender or any other option provided by the vendor’s specific application.

The SDK consists of a set of Application Programming Interfaces, or APIs, which receive characteristics of incoming messages as input from the vendor’s application, returning the status of the message as output from the Detection Center. The vendor has the option of installing an API, which returns a deterministic result classifying messages as either spam or non-spam, or using an API that classifies messages based on the level of suspicion that the message is spam. Each vendor can implement its solution differently, making the unique advantages of SDK flexible to match particular needs.

Products that may benefit from integration of the SDK solution include:

•	Anti-virus applications;
•	Content filtering solutions;
•	Firewall systems;

•	Security servers; and
•	Other network appliances

Further, we are marketing an Internet Solution Provider anti-spam solution (“ISP Solution”). ISPs purchasing this solution will install Commtouch software (“engine”) on a front end server (in front of the ISP’s messaging server), which will initially receive and classify email, in conjunction with the detection capabilities of the Commtouch Detection Center. ISPs will be allowed the flexibility of defining which Internet protocols (IPs) will be banned from delivering messages to their messaging system, and those messages that are allowed to enter but are suspected of being spam will be delivered to end users with a special tag identifying them as suspected spam.

Lastly, we recently announced the availability of our Zero-Hour™ Virus Protection solution, which is built on our proprietary RPD technology. This solution provides customers with the ability to block malware, including email transmitted viruses, in real time, during the period in which traditional anti-virus vendors analyze messages to determine whether they are indeed infected with a virus. It is this critical lag in response time that the Zero-Hour solution has been developed to remedy.

Competitive Landscape

The markets in which Commtouch competes are intensely competitive and rapidly changing. We believe there is no single competitor that offers the complete package of anti–spam and anti-virus protection that Commtouch provides. We are aware of competitors that provide anti–spam and anti-virus products either alone or as part of a complete messaging system or email security system.

Commtouch’s principal competition is from companies that offer various e–mail content filtering products. Companies that sell products that compete with some of the features within our products include Symantec (Brightmail), TrendMicro, McAfee, CipherTrust, IronPort, VeriSign and MessageLabs. The principal competitive factors in our industry include price, product functionality, product integration, platform coverage and ability to scale, worldwide sales infrastructure and global technical support. Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute.

We expect that the market for anti–spam solutions will become more consolidated with larger companies being better positioned to compete in such an environment in the long term. As this market continues to develop, a number of companies with greater resources than ours could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors, and to educate potential customers as to the benefits of licensing our products rather than developing their own products. Competitors could introduce products with superior features, scalability and functionality at lower prices than our products and could also bundle existing or new products with other more established products that discourage users from purchasing our products. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm our business.

See also disclosure under “Item 3. Key Information– RISK FACTORS—Business Risks—We have many established competitors who are offering a multitude of solutions to the spam problem.”

As we have just recently entered a relatively new market for real-time virus protection products, we cannot predict with any degree of certainty which factors will ultimately prove to be critical in determining the success of our Zero-Hour solution. However, the fact that this engine is built on our proven RPD technology should provide us with a platform from which to market this product, both to existing and future customers.

Financing Transactions During 2004

To enhance the Company’s overall financial position and increase shareholders’ equity in order to maintain the listing of the Company’s shares on the NASDAQ SmallCap Market, the Company entered into the following financing transactions during 2004:

a. On May 18, 2004, the Company entered into a Securities Purchase Agreement for the private placement of 5,131,583 Ordinary Shares of the Company at a purchase price of $0.76 per share to existing institutional investors for gross proceeds to the Company of approximately $3.9 million.

The investors also received five year warrants to purchase up to an additional 2,565,793 Ordinary Shares, with an exercise price of $0.836 per share. These warrants were subsequently adjusted in late 2004 due to anti-dilution protections contained therein, with the amount of such warrants being increased to 2,706,967 Ordinary Shares, and the exercise price being adjusted downward to $0.792.

In addition, the Company granted the investors additional investment rights to purchase up to an additional 5,131,583 Ordinary Shares at $0.836 per share for a period of one year following the effectiveness of the registration statement covering the resale of the Ordinary Shares underlying these rights. These additional investment rights were subsequently adjusted in late 2004 due to anti-dilution protections contained therein, with the amount of such rights being increased to 5,413,931 Ordinary Shares and the price being adjusted downward to $0.792. Upon such additional purchases the investors would also receive additional warrants to purchase up to an additional 2,565,793 Ordinary Shares with an exercise price of $0.836 per share, subject to certain anti-dilution provisions (pursuant to which said exercise price was adjusted downward in late 2004 to $0.792, and the number of warrants was increased to 2,706,967).

In connection with this transaction, the Company agreed to reduce the conversion and exercise prices of the convertible notes and warrants issued to the investors in the November 26, 2003 transaction between those investors and the Company. The conversion price of the notes previously set at $1.153 was reduced to $0.83 and the exercise price of the initial warrants was similarly reduced. The fair value of such warrants in the amount of $583 was recorded as an adjustment to the warrant fair value. The conversion price of the additional notes and exercise price of the additional warrants issuable in connection with the November 26, 2003 transaction (against an exercise of the then existing option to loan additional funds) was reduced to $0.90. In addition, the exercise period for the additional loan option was extended for a period 18 months from the effectiveness of the registration statement (January 20, 2004). The closing of the financing occurred in late June 2004.

A more complete description of this transaction may be found in the Company’s Form 6–K filed with the SEC for the month of May 2004, which is incorporated herein by reference under Exhibit 2.13 to this Form 20–F. This description is qualified in its entirety by reference to the text of the Securities Purchase Agreement, which is referenced in this Form 20–F under Exhibits 2.13.1 through 2.13.5.

b. On October 31, 2004, the Company entered into a Redemption, Amendment and Exchange Agreement (“RAE”) that provided for the Company’s repayment of the outstanding convertible notes issued in the November 2003 transaction, plus the performance of certain other obligations delineated below (see also Form 6-K of November 5, 2004). The transaction closed on December 9, 2004. Under the RAE transaction:

1.	At the closing, the Company repaid in full the $3 million in principal amount, plus accrued interest, outstanding under the convertible notes.

2.

In exchange for the cancellation by the convertible note holders of their rights, pursuant to the terms of the November 2003 financing, to purchase up to $3 million in additional notes convertible into approximately 3.3 million Ordinary Shares at a $0.90 conversion price (plus the issuance of an additional 600,000 warrants as warrant coverage thereon), the Company issued to such holders warrants to purchase an aggregate of approximately 3.3 million Ordinary Shares at an exercise price of $0.90 per share. . The fair market value of the warrants, which was calculated under the Black–Scholes model, amounted to $333 and was recorded as deferred paid-in capital.

3.	The note holders (and the additional investor under the May 2004 Securities Purchase Agreement) waived certain rights restricting the ability of the Company to enter into the private placement described below under subparagraph c. In exchange for such waiver, the Company delivered to such persons an aggregate of 900,000 Series A Preferred Shares.

4.	The note holders’ security interests in Company assets were terminated.

5.

Loss for the year ended December 31, 2004 included a one time, non-cash charge of $1,296 in relation to the early repayment of the November 2003 convertible loan. The charge was recorded as part of interest and other expenses in the income statement.

A more complete description of this transaction may be found in the Company’s Form 6–K filed with the SEC on November 5, 2004, which is incorporated herein by reference under Exhibit 2.14 to this Form 20–F. This description is qualified in its entirety by reference to the text of the RAE, which is referenced in this Form 20–F under Exhibits 2.14.3 through 2.14.4.

c. On October 31, 2004, the Company entered into a Securities Purchase Agreement (“SPA”) for the sale of Series A Preferred Shares to investors of the Company identified in the schedule of buyers to the SPA. The transaction closed on December 9, 2004. Under the transaction:

1.

The Company sold 6,380,000 Series A Preferred Shares to new and existing investors, including three of its current directors, for an aggregate purchase price of $3.19 million dollars. The purchase price per share paid in the transaction was $0.50.

2.

The Series A Preferred Shares are convertible into the Company’s Ordinary Shares, and enjoy certain preferences and other rights relating to liquidation and business combinations, as described in the Amended and Restated Articles of Association (see Exhibit 1.2 to this Form 20-F).

A more complete description of this transaction may be found in the Company’s Form 6–K filed with the SEC on November 5, 2004, which is incorporated herein by reference under Exhibit 2.14 to this Form 20–F. This description is qualified in its entirety by reference to the text of the SPA, which is referenced in this Form 20–F under Exhibits 2.14.1 through 2.14.2.

Intellectual Property

We regard our patented and patent pending anti–spam and anti-virus technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. During 2004, we purchased a United States patent, Patent No. 6,330,590, which we believe to be an integral part of our patent strategy aimed at protecting our proprietary anti-spam technology. In early 2005, we secured an exclusive marketing agreement for Distributed Checksum Clearinghouse (“DCC”) software, and we are actively engaged in the commercial licensing of this software.

We are only actively maintaining our registered trademark for “COMMTOUCH”, which is currently registered in the U.S., Canada, India, Israel, European Union, China, Mexico, Norway, Taiwan, Russian Federation, South Korea and Australia. While previous registrations of PRONTO (Canada and South Korea); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO MAIL (New Zealand) may still be in force, we are not currently actively maintaining these trademarks. The Company may decide to actively maintain some or all of these trademarks in the future, as circumstances may justify. We also have a pending trademark application for COMMTOUCH in Brazil. We are also claiming trademark rights in “RPD” (Recurrent Pattern Detection), as applicable to our anti–spam solutions, from at least September 2003.

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

We also continue to hold a perpetual mail server license which was utilized in our hosted email service offering, and may license other technology as the need arises. We cannot be certain that, apart from the mail server license, other third–party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products. These third–party licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product development until equivalent technology can be identified, licensed and integrated. Any such delays could cause our business/financial condition and operating results to suffer.

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the federal government, i.e. CAN-SPAM Act, and some states, with the CAN-SPAM Act superseding some state laws or certain elements thereof. See also disclosure under “Item 3. Key Information– RISK FACTORS—Business Risks— “Our Business May be Adversely Affected as a Consequence of Legislation Imposing Legal Penalties on Distributors of Unsolicited Email”. Despite this legislation, we have not seen abatement in the amount of spam traffic on the Internet.

The growth and development of the spam market may prompt calls for more stringent Internet user protection laws that may limit the ability of companies promoting or delivering spam online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. All or some of the above laws could decrease the demand for our anti–spam solutions and increase our cost of doing business, or otherwise harm our business and operating results.

Employees

As of December 31, 2004, 2003 and 2002, we had 45, 40 and 22 full–time employees, respectively. None of our U.S. employees are covered by a collective bargaining agreement. As of March 31, 2005, we had 38 employees. We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to Commtouch’s Israeli employees. These provisions principally concern the maximum length of the workday and workweek, minimum wages, contributions to a pension fund, insurance for work–related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and the employer contributes between 13.3% and 15.8% of the employee’s base salary. Full–time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary.

Description of Property

All of our facilities are leased. We were incorporated as a limited liability company in Israel under the laws of Israel on February 5, 1991. Our Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection from the Registrar.

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects - “Revenue Sources” and the F pages to this Form 20-F below.

Capital Expenditures and Divestitures for Last Three Financial Years

Commtouch divested itself of four subsidiary companies during the last three financial years: 1) Commtouch (UK) Ltd, which was dissolved during 2003, 2) Commtouch Latin America Inc., which was dissolved during 2002, 3) Wingra, Inc. (“Wingra”), which was sold during 2002 and 4) Commtouch K.K. (Japan) (now known as Imatrix Corporation), which we previously owned a majority of and, during 2002, reduced such holdings to a 32% interest and is being accounted for under the equity method.

Item 5. Operating and Financial Review and Prospects.

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this report. This discussion contains forward–looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward–looking statements. For example, the words “expects,” “anticipates,” “believes,” “intends,” “plans,” “seeks” and “estimates” and similar expressions are intended to identify forward–looking statements. Commtouch’s actual results and the timing of certain events may differ significantly from those projected in the forward–looking statements. Factors that might cause future results to differ materially from those projected in the forward–looking statements include, but are not limited to, those set forth under “Item 3. Key Information” and in the Company’s other filings with the Securities and Exchange Commission.

Overview

During 2003 and 2004, our business was to develop and sell, through reseller and OEM programs, anti-spam solutions to enterprise class customers. During 2002, we outsourced integrated Web–based email and messaging solutions to a few businesses that remained as customers following the transfer of our consumer outsource web–based email business and sale of our Hosted Exchange email business during late 2001 and early 2002 in transactions with MailCentro Inc. and Telecomputing, Inc. respectively. During early 2002, concurrent with the divestiture of the Company’s above–stated businesses, the Company began marketing to service providers its messaging software platform (“CMP”), which had been in development by the Company prior to that time. Following a concerted effort to penetrate the email server market and a determination that the continuing unfavorable economic conditions would hamper potential sales of CMP, and given the Company’s inherent knowledge of anti–spam solutions based on its many years as an ASP in the outsourced email market and the growing worldwide attention that has been directed to the problem of spam, the Company transitioned its focus to the anti–spam market in mid–2002. While no uniform definition of spam exists, the Company generally defines “spam” as the sending of unsolicited bulk email for commercial and non–commercial purposes.

In February 2002, the Company sold off its migration service business, Wingra, to Wingra’s senior management, and the Company thereafter ceased its activity in the migration service business. The operations of Wingra were eliminated from the operations of the entity as a result of the stated transaction.

Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are revenue recognition, investment in affiliate and commitments and contingencies.

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is probable. The service component of the Company’s solutions is considered essential to the functionality of the software components. Furthermore, the software components cannot be used on a standalone basis, or with another party’s service. The customer has no ability to run the software or the SDK on its own hardware. As the software portion of the product can’t stand on its own, the Company considers each sale as a service arrangement. Therefore, Revenues deriving from anti-Spam services are recognized ratably over the life of each service, which generally includes a term period of one year to three years. The Company’s revenue recognition policy is discussed in Note 2 of Notes to Consolidated Financial Statements. The recognition of revenue in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of revenue.. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, current operating results can be affected by revisions to prior accounting estimates.

Investment in Imatrix

The investment in Imatrix is accounted for under the equity method. Management evaluates the investment in the venture for evidence of other than temporary decline in value. When relevant factors indicate a decline in value, which is other than temporary, we will record a provision for the decline in value. As of December 31, 2004, no such decline in value has been indicated.

Contingencies

Commtouch periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called “contingencies”, and Commtouch’s accounting for such events is prescribed by Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”) SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

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

Revenue Sources

Service Fees.

We started to recognize revenues from anti-spam solutions during the third quarter of 2003, and continued to recognize anti-spam solution sales revenues throughout 2004. Revenues from anti-spam service are recognized when persuasive evidence of an arrangement exists, services are provided, the fee is fixed and determinable and collectibility is probable. Revenues deriving from anti-spam services are recognized ratably over the life of the service period.

During 2002, most of our email service revenues resulted from contracts that required our customers to pay us a monthly fee per emailbox price subject to a minimum commitment fee and fees for direct marketing and communications services. In addition, the Company recognized revenue from sales of software licenses to end users. During 2002, we did not recognize revenues from our new anti–spam offering.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2002, 2003 and 2004 (in thousands):

	2002	2003	2004

Revenues:
Email and Anti Spam services	$3,238	$329	$1,523
Software licenses, maintenance and services	200	—	—

Total revenues	3,438	329	1,523
Cost of revenues	1,675	581	637

Gross profit (loss)	1,763	(252)	886

Operating expenses:
Research and development, net	2,246	1,476	1,467
Sales and marketing	1,176	1,875	3,691
General and administrative	2,588	1,308	1,921
Amortization of stock-based employee deferred compensation	551	247	30
Write-off of property and equipment and other	750	—	—

Total operating expenses	7,311	4,906	7,109

Operating loss	(5,548)	(5,158)	(6,223)
Interest and other income (expenses), net	(60)	(1,967)	(880)
Equity in earnings (losses) of affiliate	(56)	291	(90)
Minority interest	74	—	—

Loss from continuing operations	(5,590)	(6,834)	$(7,193)

Gain on disposal of Wingra	1,014	—	—
Discontinued operations – Wingra	(335)	—	—

Loss from sale of discontinued operations	679	—	—

Net Loss	(4,911)	(6,834)	(7,193)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	—	(141)

Net loss attributable to ordinary and equivalently participating shareholders	$(4,911)	$(6,834)	$(7,334)

Comparison of Years Ended December 31, 2004 and 2003

Revenues. Revenues increased $1.2 million from $0.3 million in 2003 to $1.5 million in 2004. Revenues increased in 2004 as the anti-spam solutions were available for the full year 2004 and as we gained market share. 2003 revenues represent income from email services and from sales of anti-spam solutions, which started in the third quarter of 2003. (see Note 2g to the Notes to Consolidated Financial Statements).

Cost of Revenues. Cost of revenues increased marginally in 2004 compared to 2003, due to an increase in sales. Cost of revenues did not increase in the same proportion as sales in 2004 due to economies of scale.

Research and Development. Research and development expenses remained stagnant at $1.5 million in 2004 and 2003. We expect to maintain this expense level in 2005.

Sales and Marketing. Sales and marketing expenses nearly doubled from $1.9 million in 2003 to $3.7 million in 2004, due to the increase in personnel in connection with the launch of our new product in the middle of 2003. We also earmarked additional marketing resources towards our new product offerings.

General and Administrative. General and administrative expenses increased 47% from $1.3 million in 2003 to $1.9 million in 2004, due primarily to the increase in consulting costs relating to strategic initiatives undertaken by the Company during 2004. 2003 expenses include net income from the recovery of notes receivables totaling $0.3 million relating to notes granted to former employees during 1999, for which a valuation allowance was recorded in 2002.

Amortization of Stock–Based Employee Deferred Compensation. Our stock–based employee deferred compensation expenses decreased 88% from $0.2 million for 2003 to $0.03 million in 2004. Deferred compensation totaling $0.01 million remaining from 1999 was amortized using the acceleration method over the vesting schedule, generally four years. This amortization concluded during the third quarter of 2003. Deferred compensation expenses also included $0.03 million and $0.2 million in 2004 and 2003, respectively, relating to the repricing of stock options during 2001, which was amortized using the straight–line method over a three year vesting schedule. This amortization concluded during the first quarter of 2004.

Interest and Other Expenses, Net. Our interest and other expenses, net, decreased from net expenses of $2 million for 2003 to $0.9 million in 2004, due primarily to a non-cash charge of $1.9 million in 2003 relating to the issuance of convertible loans and warrants. The non-cash charge in 2004 was $0.7 million, including non-cash financial income of approximately $0.6 million relating to the November 2003 convertible loan and related warrants and fair value adjustment thereof, due to the change of terms of the November 2003 agreement pursuant to the terms of the May 2004 financing round.

Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares

During the last quarter of 2004, we recorded $0.1 million for amortization of the beneficial conversion feature relating to convertible Series A Preferred Shares representing the difference between the private placement proceeds allocated to the Series A Preferred Shares and the transaction date fair value of the Ordinary Shares issuable upon conversion of Series A Preferred Shares.

Comparison of Years Ended December 31, 2003 and 2002

Revenues. Due to the sale of its migration (Wingra Inc.) and hosted exchange services, as well as its consumer class business in 2001, the Company’s revenues for 2003 had decreased significantly comparing to 2002, i.e. from $3.4 million in 2002 to $0.3 million, mainly because of the Company’s change of focus (to the anti-spam market) during 2003.

2003 revenues represent income from email services and from sales of anti-spam solutions (see Note 2g to the Notes to Consolidated Financial Statements). In 2003 and 2002, we had three and two customers, respectively, whose revenue exceeded 10% of the Company’s revenues, representing 70% and 57% of the 2003 and 2002 revenues, respectively.

Cost of Revenues. Cost of revenues decreased 65% from $1.7 million in 2002 to $0.6 million in 2003. The cost includes costs of running the anti-spam detection center, which are not as labor intensive as when we were providing hosted email services.

Research and Development, Net. Research and development expenses decreased 32% from $2.2 million in 2002 to $1.5 million in 2003 due to a decrease in personnel. In 2003 and 2002, we received royalty–bearing grants totaling zero and $0.2 million, respectively, from the Israeli government, which were recorded as a reduction of research and development costs. The Israeli government requires beneficiaries of such grants to pay royalties to the Israeli government based on the revenues derived from the sale of products, technologies and services developed with such grants.

Sales and Marketing. Sales and marketing expenses increased 59% from $1.2 million in 2002 to $1.9 million in 2003, due to the increase in personnel in connection with the launch of our new product in the middle of 2003.

General and Administrative. General and administrative expenses decreased 49% from $2.6 million in 2002 to $1.3 million in 2003, due primarily to curtailment of costs (consultants and employees), reduction in depreciation charges as items were fully amortized, continued usage of fully amortized equipment (as opposed to new equipment purchases) and the recovery of the notes receivables valuation allowance.2003 expenses include net income from the recovery of notes receivables totaling $0.3 million related to notes granted to former employees during 1999, for which a valuation allowance was recorded in 2002.

Amortization of Stock–Based Employee Deferred Compensation. Our stock–based employee deferred compensation expenses decreased 55% from $0.6 million for 2002 to $0.2 million for 2003. The deferred compensation is being amortized using the acceleration method over the vesting schedule, generally four years. Amortization of these amounts concluded during the third quarter of 2003. Deferred compensation expenses also included $0.2 million in each of the years in 2003 and 2002, respectively, relating to the repricing of stock options during 2001. The total amortization charge of $1.0 million related to the repricing is amortized using the straight–line method over a three year vesting schedule, concluding by the first quarter of 2004.

Interest and Other Expenses, Net. Our interest and other expenses, net, increased from a net expense of $0.1 million in 2002 to $2 million in 2003, due primarily to a non-cash charge of $1.9 million in 2003 relating to the issuance of convertible loans and warrants.

Minority Interest. At December 31, 2002, the Company owned 32% of the equity and voting rights of Imatrix (formerly Commtouch, K.K. (Japan)). During 2002, the Company’s investment in Imatrix changed from a consolidated subsidiary to an equity investment; as such we ceased to have minority interest in 2003.

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2004. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended

	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30 , 2004	Sept. 30, 2004	Dec. 31, 2004

	(in thousands) (unaudited)
Revenues:	$106	$70	$84	$69	$160	$358	$415	$590
Cost of revenues	174	143	130	134	144	161	170	162

Gross profit (loss)	(68)	(73)	(46)	(65)	16	197	245	428

Operating expenses:
Research and development	346	362	387	381	363	269	423	412
Sales and marketing	188	340	609	738	841	1,073	998	779
General and Administrative	442	332	561	(27)	354	536	545	486
Amortization of stock- based employee deferred compensation	63	63	63	58	30	—	—	—

Total operating expenses	1,039	1,097	1,620	1,150	1,588	1,878	1,966	1,677

Operating loss	(1,107)	(1,170)	(1,666)	(1,215)	(1,572)	(1,681)	(1,721)	(1,249)
Interest and other income (expenses), net	(37)	(105)	(141)	(1,684)	(45)	489	(46)	(1,278)
Equity in earnings (losses) of affiliate	—	238	44	9	5	(2)	(66)	(27)

Net Loss	(1,144)	(1,037)	(1,763)	(2,890)	(1,612)	(1,194)	(1,833)	(2,554)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	—	—	—	—	—	—	(141)

Net loss attributable to ordinary and equivalently participating shareholders	$(1,144)	$(1,037)	$(1,763)	$(2,890)	$(1,612)	$(1,194)	$(1,833)	$(2,695)

Basic and diluted net loss per share	$(0.05)	$(0.05)	$(0.07)	$(0.10)	$(0.04)	$(0.03)	$(0.04)	$(0.06)

Fluctuations in Quarterly Results

We have incurred operating losses since inception, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside of our control including entering a new and unstable market due to launching the anti-spam product. A relatively large expense in a quarter could have a negative effect on our financial performance in that quarter. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Other factors that may cause our future operating results to fluctuate include, but are not limited to:

•	continued growth of the Internet, email usage and the spread of spam email;
•	demand for anti–spam solutions;
•	our ability to attract and retain customers and maintain customer satisfaction;
•	our ability to upgrade, develop and maintain our systems and infrastructure;
•	the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;
•	the size, timing and fulfillment of orders for our anti–spam solutions;
•	the receipt or payment of irregular or nonrecurring revenues or expenses;
•	technical difficulties or system outages;
•	foreign exchange rate fluctuations;
•	the announcement or introduction of new or enhanced solutions by our competitors;
•	our ability to attract and retain qualified personnel with Internet industry expertise, particularly sales and marketing personnel;
•	the pricing policies of our competitors;
•	failure to increase our sales; and
•	governmental regulation relating to the Internet, and spam practices in particular.

In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non–cash charges associated with stock–based arrangements with employees and non–employees.

Liquidity and Capital Resources

As of December 31, 2004 and March 31, 2005 respectively, we had approximately $4.1 million and approximately $ 3.4 million of cash to fund operations in 2005. In early April 2005 we received an additional $0.9 million of cash in relation to the warrants exercise transactions of March 31, 2005 (out of the total received of approximately $1.2 million).

Historically, we have financed our operations principally from the issuance of equity securities and, to a lesser extent, from private loans and research and development grants from the Israeli government.

In 2004, we utilized $5.1 million of cash to fund operating losses. Net cash provided by financing activities was approximately $5.3 million, mainly due to the private placement of May 2004 ($3.9 million in proceeds against the issuance of Ordinary Shares), the Series A Preferred Share issuance of October 2004 ($3.2 million in proceeds), and the repayment of $3.0 million to certain lenders under the November 2003 convertible loan. Net cash utilized from investing activities was insignificant.

As of December 31, 2004 and March 31, 2005, we had working capital of $2.0 million and $2.2 million, respectively.

Based on the cash balance at December 31, 2004, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations at least through February 2006.

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2004:

Contractual Obligation	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligation	$384	$246	$138	$—	$—

Other Long-term liabilities reflected on the Company’s Balance Sheet - Accrued severance pay	564	—	—	—	564

Other Long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(484)	—	—	—	(484)

Total	$464	$246	$138	$—	$80

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax on their taxable income. The applicable rate is 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter. In accordance with a proposed amendment to the current tax law, the future tax rates might be reduced to 25%. A part of our income, however, is derived from the Company’s capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments, 5719-1959 in three separate plans, and is therefore eligible for certain tax benefits. The Company has three approved programs, out of which two were cancelled in prior years. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that new investment programs will be approved as approved enterprises, or qualify to the new terms of the amended law. The period of tax benefits is subject to limits of 12 years from the year of commencement of production, or 14 years from the grant of approval, whichever is earlier. Moreover, notwithstanding our approved enterprise status in Israel, we may be required to pay income or withholding taxes in other countries. Since we have incurred tax losses in every year through 2004, we have not yet used the tax benefits for which we are eligible. See Item 10 below for a discussion on tax reform.

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

The annual rate of inflation in Israel was 1.2% in 2004, -1.9% in 2003 and 6.5% in 2002. The NIS was devalued against the U.S. dollar by approximately -1.6% in 2004, -6.4% in 2003 and 7.3% in 2002. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 4.308 for one U.S. dollar on December 31, 2004. Note that the representative dollar exchange rate was NIS 4.361 at March 31, 2005.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period–to–period comparisons of our results. The effects of foreign currency re–measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

The Company’s affiliates (Imatrix’s) functional currency is the Japanese Yen. Consequently Imatrix’s results of operations are translated into USD. Because exchange rates between the Yen and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on the Company’s equity in earnings and losses of affiliate.

Item 6. Directors, Senior Management and Employees

The following table sets forth certain information regarding our directors at March 31, 2005:

Name	Age	Ordinary Share Beneficial Ownership >1% (3)	Series A Preferred Share Beneficial Ownership >1% (3)	Position

Ian Bonner	50	—	2.9%	Executive Chairman of the Board
Amir Lev	44	2.8%	—	Director
Carolyn Chin(1)	57	—	—	Director
Gideon Mantel(1)	45	5.2%	—	Director
Nahum Sharfman(1)	56	3.2%	5.7%	Director
Lloyd E. Shefsky(2)(4)	64	1.6%	1.4%	Director
Richard Sorkin	43	—	—	Director
Dr. Orna Berry (2)	55	—	—	Director (Outside Director)
Ofer Segev(1)(2)	45	—	—	Director (Outside Director)

______________

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)

For purposes of this table, a person or group of persons is deemed to have beneficial ownership of shares of the Company’s Ordinary Shares and Series A Preferred Shares which such person or group has the right to acquire on or within 60 days after March 31, 2005. Unless otherwise indicated, to the Company’s knowledge the person named has sole voting and investment power and the right to receive the economic benefits, or share such power and rights with such person’s spouse, with respect to all shares held by that person. Warrants and options that were underwater as of March 31, 2005 were included in the calculation of beneficial ownership. At March 31, 2005, the number of outstanding Ordinary Shares was 46,573,364 and the number of outstanding Series A Preferred Shares was 6,980,000.

(4)	This percentage represents Mr. Shefsky’s individual holdings and holdings of LENE L.P., for which he acts as General Partner.

Other Management Employees:

The following table sets forth the names and positions of our management employees at March 31, 2005:

Name	Age	Ownership >1%	Position

Gideon Mantel	45	See table above	CEO
Amir Lev	44	See table above	President and Chief Technical Officer
Devyani Patel	44	—	Vice President, Finance
Avner Amram	43	—	Executive Vice President, Commtouch Inc.
Gary Davis	43	—	General Counsel and Corporate Secretary
Udi Trugman	34	—	Vice President, Research and Development, Commtouch Software Ltd.
Ronni Zehavi	39	—	Vice President, Operations, Commtouch Software Ltd.
Haggai Carmon	46	—	Vice President, Marketing, Commtouch Software Ltd.
Timothy Straight	50	—	Vice President, Sales, Commtouch Inc.
Yossi Maslaton	39	—	Vice President, Network Operations & Customer Services

Ian Bonner has served as Executive Chairman of the Board of Directors since December 2004, and has been a consultant to the Company since June 2004 on matters pertaining specifically to business development and strategic intiatives. Mr. Bonner brings 27 years of technology leadership experience, including nearly a decade with IBM and leading the successful growth of Sistina Software and its subsequent acquisition by RedHat in 2003, as well as the successful acquisition of Terraspring by Sun Microsystems in 2002.

Amir Lev is a co–founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev was also the General Manager of Commtouch from January 1997 through April 2000, and in May 2000 became President. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem.

Carolyn Chin was the Chairman of the Board of Directors from May 2001 through December 2004, and continues to serve as a Director. Ms. Chin began her tenure with the Company as a Director in August 2000. Ms. Chin has 30 years of experience in information technology, marketing, media, telecommunications, retailing, health care, education and small business market segments. She has held a number of senior executive positions including at: Reuters, Market XT, IBM, Citibank, AT&T, Macy’s and in the U.S. Government. She has served on over 30 boards and committees. Ms. Chin has also received numerous honors including selection as a White House Fellow and the Committee of 100 (prominent Chinese–Americans). She graduated with an MBA from the Harvard Business School and a BS in Management Engineering from Rensselaer Polytechnic Institute.

Gideon Mantel is a co–founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch’s Chief Operating Officer. In November 1997, he became Commtouch’s Chief Executive Officer. He has also served as a Director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.

Nahum Sharfman rejoined the Board of Directors in March 2000. Mr. Sharfman is a co–founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board from its inception in February 1991. In November 1997 Mr. Sharfman resigned as Chief Executive Officer to become a founder of Dealtime.com. Mr. Sharfman remained Chairman of the Board of Commtouch and a Director until January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr.

Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion– Israel Institute of Technology, Haifa.

Richard Sorkin has served as a Director of Commtouch since July 1999. Since June 1998, Mr. Sorkin has served as an advisor to several early–stage Internet companies and is a director of several private companies. From June 1998 to April 1999 he was the Chairman of the Board of Directors of ZIP2, an Internet media company which was sold to Compaq. From May 1996 to June 1998, he was Chief Executive Officer of ZIP2 and from May 1993 to March 1996 he held various executive positions with Creative Technology, Ltd., a leading provider of multi–media hardware. Mr. Sorkin received a B.A. with honors in Economics from Yale University and an M.B.A. from Stanford University.

Dr. Orna Berry joined the Board of Directors as an “Outside” Director under the Israel Companies Law in late March 2005. Dr. Berry is a Venture Partner in Gemini Israel Funds Ltd. Dr. Berry co-founded ORNET Data Communication Technologies Ltd., an early Gemini portfolio company, which was sold to Siemens for $30M. In addition, she serves as the Chairperson in several Gemini portfolio companies. From 1997 through 2000, Dr. Berry served as the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. In this capacity she was responsible for implementing government policy regarding support and encouragement of industrial research and development. Dr. Berry also has served as the Chief Scientist of Fibronics and, prior to that, Dr. Berry served as a senior research engineer in companies such as IBM and UNISYS. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California, and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv and Haifa Universities. She is a frequent lecturer on "High-Tech" worldwide.

Ofer Segev has served as an Outside Director under the Israel Companies Law since February 2002. Mr. Segev has been the CFO of Attunity Ltd. since 2003. Prior to his joining Attunity, he served as the CEO for TeleKnowledge, a content commerce platform vendor; and as CFO for Tundo, a developer of an IP-based voice and media services platform. Prior to his position at Tundo, Mr. Segev was a partner at Ernst & Young Israel where he led the High Tech Industry practice group. Mr. Segev has a BA in economics and accounting from Bar Ilan University in Israel, and has studied at the Kellogg Graduate School of Management at Northwestern University.

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

Devyani Patel joined Commtouch in 1996 as a consultant and became a full–time employee in early 1999. She served as Corporate Controller for Commtouch until November 2001 when she was appointed as the Vice President of Finance. Ms. Patel has over 20 years of accounting and finance experience, including technology industry experience. Ms. Patel graduated from the University of Kent, Canterbury, England in Accounting and Law.

Gary Davis joined Commtouch in September 1999 and serves as General Counsel and Corporate Secretary. Mr. Davis has over 19 years of legal experience in both private law firm and corporate practices. Mr. Davis is certified to practice law in both the State of Israel and California. Prior to September 1999, Mr. Davis was in–house counsel to Israel Military Industries and Elta Electronics Industries. He received a B.A. in Political Economy of Industrial Societies from U.C. Berkeley and a J.D. in law from Golden Gate University.

Udi Trugman joined Commtouch in December 1996 and serves as Vice President of Research and Development. Prior to 2002, Mr. Trugman was Senior Director of Systems in the R&D group. Mr. Trugman has over 16 years of software development and management experience. Prior to working at Commtouch, Mr. Trugman specialized in development of commercial applications.

Ronni Zehavi joined Commtouch in June 1999 and serves as Vice President of Operations. Prior to joining Commtouch, Mr. Zehavi was Human Resources and Training Manager for “Mondex – ecach”, a subsidiary company of International Mastercard from 1997 to 1999. From 1994 to 1997, Mr. Zehavi was an Organizational Consultant in a counseling firm. Mr. Zehavi received his M.A. degree in Organizational Sociology from Bar–Ilan University and his B.A. degree in History and Educational Psychology from Tel–Aviv University.

Haggai Carmon joined Commtouch in January 2002 and serves as Vice President of Marketing. From 1998 to 2002, Mr. Carmon was Vice President of Corporate Marketing and of Sales in Asia–Pacific for VCON Telecommunications, a public vendor of corporate videoconferencing solutions, and was also responsible for international pre–sales and technical support. Prior to that, Mr. Carmon was at NetManage Ltd., a public software company of TCP/IP applications for Windows, a founder and CEO of Applico, a Computer–aided Design for Architecture service firm and managed a college of Fine Arts. Mr. Carmon has over 16 years of experience in technology and international management.

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

Yossi Maslaton joined Commtouch in 1998 and has served as Vice President of Network Operations and Customer Services since early 2005.  Before 2005 he was Director of Service Operations.  With over 19 years of experience in the fields of Information Technology and Networking, Mr. Maslaton is responsible for the operations of Commtouch's data centers and customer services, servicing tens of millions of users daily with the highest standards of uptime.  From 1991 to 1998 Mr. Maslaton was Manager of Information Systems and labs for RND Networks, a group of hi-tech startups in the network-routing field.  Prior to that, Mr. Maslaton managed the technical field-operations of a large project for the IDF in the areas of distributed computing systems and radio communications.

Election of Directors

Directors (other than outside directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the next annual general meeting following the general meeting at which such director is elected and until his successor is elected, or until he is removed. An annual general meeting must be held at least once in every calendar year, but not more than fifteen months after the preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders, the Board of Directors may appoint new directors temporarily to fill vacancies on the Board of Directors. The Articles of Association of Commtouch authorize the shareholders to determine, from time to time, the number of directors. The number currently is fixed at ten directors. There are no family relationships among any of the directors, officers or key employees of Commtouch.

Alternate Directors

The Articles of Association of Commtouch provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, the alternate may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides) and the alternate is not entitled to remuneration. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, generally may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

Independent and Outside Directors

The Israel Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	such majority includes at least one–third of the shares held by non–controlling shareholders who are present and voting at the meeting; or
•	the total number of shares held by non–controlling shareholders voting against the election of the director at the meeting does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside director ceases to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to the company. Each committee of a company’s Board of Directors must include at least one outside director and the audit committee (the existence of which is required under the Israel Companies Law) must include both outside directors. An outside director is entitled to compensation as provided in the regulations adopted under the Israel Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

Dr. Berry and Mr. Segev currently serve as the Company’s outside directors.

In addition, the NASDAQ SmallCap Market currently requires Commtouch to have at least two independent directors on the Board of Directors and to maintain an audit committee, at least a majority of whose members are independent of management.

However, recent NASDAQ corporate governance Marketplace Rule changes require that, by July 31, 2005 (representing an extended compliance period due to the Company’s status as a foreign private issuer), the Company have a majority of independent directors, as defined under Marketplace Rule 4200(a)(15), unless the Company seeks to avail itself of an exemption from this requirement as provided under NASDAQ rules, and an audit committee of at least three members, each of whom must:

(i)	be independent as defined under Marketplace Rule 4200(a)(15);
(ii)	meet the criteria for independence set forth in Exchange Act Rule 10A-3(b)(1), as set forth below (subject to the exemptions provided in Exchange Act Rule 10A-3(c);
(iii)	not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and
(iv)	be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement.

Under limited circumstances, the Company may have one audit committee member not independent in accordance with the above, but such a member would only be able to serve for a maximum of two years.

Additionally, pursuant to Exchange Act Rule 10A-3(b)(1), by July 31, 2005, members of the audit committee must meet that rule’s definition of independence, which requires that an audit committee member may not, except in his or her capacity as a director or committee member, (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries (except for fixed amounts of compensation under a retirement plan for prior service with the Company, provided that such compensation is not contingent in any way on continued service), and (ii) be an “affiliated person” of the Company or any of its subsidiaries.

The new NASDAQ rules also require that the Company, by July 31, 2005, certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Also, under Item 401(h) of Regulation S-K, the Company is currently obligated to disclose whether or not it has a “financial expert” on its audit committee, as defined under this regulation (See Item 16A. Audit Committee Financial Expert).

The three directors who serve on our audit committee, Dr. Berry, Mr. Segev and Mr. Shefsky, qualify as independent directors under the current Nasdaq Marketplace Rules, and we believe that these directors will also meet the definition of independence under the new Nasdaq Marketplace Rules (including Exchange Act Rule 10A-3) when they become applicable to the Company (assuming said directors continue to serve until such time).Furthermore, two out of the three directors on the audit committee meet the qualification requirements for outside directors, as required under the Israel Companies Law.

The Company has identified the following Board members as “Independent directors” pursuant to Nasdaq Marketplace Rule 4200(a)(15):

a.	Ofer Segev
b.	Dr. Orna Berry
c.	Richard Sorkin
d.	Nahum Sharfman
e.	Carolyn Chin
f.	Lloyd Shefsky

Audit Committee

As noted above, the Israel Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the Company’s business, approving management compensation and approving related party transactions as required by law. An audit committee must consist of at least three directors meeting the independence standards under the NASDAQ Marketplace Rules and must include two outside directors under the Israel Companies Law, all as described above under “Independent and Outside Directors.” Furthermore, the Israel Companies Law specifically prohibits the chairman of the Board of Directors, any director employed by or otherwise providing services to a company and a controlling shareholder or any relative of a controlling shareholder from being a member of the audit committee. Our Audit Committee is in compliance with the foregoing.

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company’s actions comply with relevant law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company’s independent accountant or its representative. The Company appointed a qualified internal auditor during 2004.

Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders

The Israel Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder. Each person listed in the first table that appears above at the beginning of this Item 6 is an office holder.

Under the Israel Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israel Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only Board approval is required unless the Articles of Association of the company provide otherwise. Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the Board and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at this meeting or vote on this matter.

The Israel Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company. The shareholder approval must either include at least one–third of the disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

Under the Israel Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, in respect to his or her voting at the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company’s Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. A recent amendment to the Israel Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract. The Israel Companies Law does not describe the substance of this duty.

Compensation Committee Interlocks

The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for Commtouch’s directors, officers and other employees and for administering various incentive compensation and benefit plans. The Compensation Committee consists of the Chief Executive Officer and three other Directors. Ofer Segev, as an outside director, Carolyn Chin and Nahum Sharfman are currently the three other directors on the Compensation Committee.

Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a settlement or an arbitrator’s decision confirmed by the court, and (b) reasonable litigation expenses, including legal fees, actually incurred by such a director or imposed upon the director by a court order, in an action, suit or proceeding brought against him or her by or on behalf of the company or by others, or in connection with a criminal proceeding in which he or she was acquitted, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. Furthermore, a company can, with one limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company. Our Articles of Association allow us to insure, exculpate and indemnify office holders to the fullest extent permitted by law provided such insurance, exculpation or indemnification is approved in accordance with the Israel Companies Law. The Company has acquired directors’ and officers’ liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims. In addition, the Company entered into an undertaking to indemnify the directors of the Company in connection with the shareholder–instigated class action lawsuit, subject to certain limitations, and this undertaking was ratified by shareholders (as this lawsuit has been settled, it is not anticipated that this undertaking will result in any liability to the Company). Further, at the annual meeting of shareholders held on November 18, 2002, the shareholders approved a form of indemnification, exculpation and insurance agreement that is applicable to all directors serving the Company.

Compensation of Directors and Officers.

The directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is approved by Commtouch’s audit committee, Board of Directors and shareholders. Directors currently do not receive cash compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended. However, see Item 10 “Amended and Restated 1999 Nonemployee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants.

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (9 persons) in 2004 was approximately $0.4 million. During the same period Commtouch accrued or set aside approximately $43,000 for the same group to provide pension, retirement or similar benefits. As of December 31, 2004, directors and executive officers of Commtouch (9 persons) held stock options to purchase an aggregate of 5,927,741 Ordinary Shares.

Options to Purchase Securities from Registrant or Subsidiaries.

As of December 31, 2004, 7,536,260 stock options to purchase Ordinary Shares had been granted to employees, consultants, executive officers and non–employee directors under the Company’s stock option plans, net of forfeited options. Of that number 6,553,936 had not been exercised and had exercise prices ranging from $0.01 to $1.45 per share and a weighted average per share exercise price of $0.31, and were held by 43 persons; these options have termination dates ranging from February 2006 to December 2014. At December 31, 2004, directors and executive officers of Commtouch (9 persons) held vested options to acquire 2,234,613 Ordinary Shares. Reference is also made to the information contained in Item 7 below.

Employees

See Item 4: Employees

Item 7. Major Shareholders and Related Party Transactions.

The following two tables present information with respect to beneficial ownership of our Ordinary Shares and Series A Preferred Shares as of December 31, 2004, including:

•	each person or entity known to Commtouch to own beneficially more than five percent of Commtouch’s Ordinary Shares and Series A Preferred Shares, and
•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power, or the right to receive the economic benefits of ownership, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 42,787,902 Ordinary Shares and 7,280,000 Series A Preferred Shares outstanding as of December 31, 2004. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of December 31, 2004 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person. Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount Owned	Percent of Class

Israel Seed IV, L.P.	9,629,023	19.75%
Gideon Mantel	2,441,867	5.54%
OZF Ltd.	3,806,138	8.56%
Cranshire Capital LP	3,076,542	6.77%
Omicron Master Trust	3,570,901	7.85%
Smithfield Fiduciary LLC	3,163,417	6.88%
Vertical Ventures, LLC	2,592,468	5.78%

All directors and officers as a group (8 persons)	7,338,709	15.6%

MAJOR SHAREHOLDERS OF SERIES A PREFERRED SHARES	Amount Owned		Percent of Class

Aviv Raiz	500,000		6.9%
Victor Haim Amara	400,000		5.5%
OZF Ltd.	600,000	**	8.2%
Nahum Sharfman	400,000		5.5%
Smithfield Fiduciary LLC	440,000	**	6.0%

All directors and officers as a group (3 persons)	700,000		9.6%

**Included in amount of Ordinary Shares owned in the table of Major Shareholders of Ordinary Shares, based on a conversion ration of one Preferred Share for one Ordinary Share

Significant Changes in Percentage Ownership During the Past Three Years

•

Cranshire Capital LP, Omicron Master Trust, Smithfield Fiduciary LLC and Vertical Ventures, LLC became major shareholders of the Company’s Ordinary Shares by virtue of their participation in the private placements of November 26, 2003, May 18, 2004 and October 31, 2004 (though Vertical Ventures did not participate in this transaction), as well as the Redemption, Amendment and Exchange Agreement of October 31, 2004.

•

The percentage of beneficial ownership of Israel Seed IV, L.P., at December 31, 2004 was 19.75%, up from 9.5% at December 31, 2003. This investor was a significant participant in the July 29, 2003, November 26,

2003 and May 18, 2004 private placements, as well as the Redemption, Amendment and Exchange Agreement of October 31, 2004.

•

InfoSpace (formerly Go2Net), which at December 31, 2002 held beneficially 8.7% of the Company’s outstanding shares, is no longer a major shareholder in Commtouch, due to InfoSpace’s sale of 896,057 shares, the termination of its warrant to purchase 1,136,000 Ordinary Shares and the increase in the outstanding shares of the Company during 2003 and 2004.

•

Nahum Sharfman, who at December 31, 2002, owned beneficially 6.05% of the Company, is no longer a major shareholder in the Company, due to the increase in outstanding shares of the Company during 2003.

•

Jan Eddy, who at December 31, 2001, owned beneficially 5% in the Company, is no longer a major shareholder due both to her sale of shares in the Company and the increase in the outstanding shares of the Company during 2002 and 2003.

•

KKB Ventures LLC and XDL Capital Corp., which at December 31, 2004 owned beneficially 6.4% and 5.1% of the Company, respectively, are no longer major shareholders of the Company mainly due to the increase in outstanding shares of the Company during 2004.

Interest of Management, their Family Members in Certain Transactions.

Ian Bonner (Executive Chairman), Nahum Sharfman and Lloyd Shefsky, directors of the Company, acquired 200,000, 400,000 and 100,000 Series A Preferred Shares, respectively, under the private placement of October 31, 2004. Chen and Moshe Bardichev, brothers in law to Amir Lev, President and Chief Technology Officer of the Company, each acquired 150,000 Series A Preferred Shares in the October 2004 private placement.

Option Exercises and Purchases of Shares By Certain Officers

Gideon Mantel is the Chief Executive Officer and a Director of Commtouch. On March 17, 1999, Mr. Mantel exercised certain options granted to him by Commtouch. In consideration for the Ordinary Shares purchased pursuant to the exercise of the options, he provided Commtouch with a full–recourse promissory note dated March 17, 1999 in the original principal amount of $341,272. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Mantel to purchase 286,120 Ordinary Shares of Commtouch at a weighted average purchase price of $1.19 per share. The promissory note is collateralized by a pledge of the stock purchased. The principal amount of the note was fully repaid, however outstanding interest as of December 31, 2004 was approximately $4,000.

Item 8. Financial Information.

See Item 18: Financial Statements If the Company decides to distribute a cash dividend out of income that has been tax exempt due to an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 5719-1959, the amount of cash dividend will be subject to corporate tax at the rate then in effect under Israeli law. The Company has never declared or paid cash dividends on its Ordinary Shares and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain future earnings to finance the development of its business.

Item 9. The Offer and Listing.

The Company’s Ordinary Shares were traded publicly on The NASDAQ Stock Market under the symbol “CTCH” from July 13, 1999 (up to June 7, 2002 on the National Market, and subsequently on the SmallCap Market) through June 29, 2004, and thereafter under the symbol “CTCHC”.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares, for the periods indicated, as reported by The NASDAQ Stock Market:

	High	Low

1999 (beginning July 13, 1999):	$49.12	$11.0625
2000:	$66.50	$7.44
2001:	$3.81	$0.20
2002:	$0.42	$0.06
2003:	$1.47	$0.10
2004:	$1.24	$0.27

2003:
First Quarter	$0.16	$0.10
Second Quarter	$0.69	$0.16
Third Quarter	$0.96	$0.55
Fourth Quarter	$1.47	$0.79

2004:
First Quarter	$1.24	$0.83
Second Quarter	$1.09	$0.55
Third Quarter	$0.58	$0.27
Fourth Quarter	$0.55	$0.31

2005:
First Quarter	$0.81	$0.45

Most Recent Six Months:
December 2004	$0.55	$0.38
January 2005	$0.60	$0.45
February 2005	$0.71	$0.52
March 2005	$0.81	$0.55
April 2005	$0.70	$0.62
May 2005	$0.61	$0.51

Item 10. Additional Information.

Under current Israeli regulations, any dividends or other distributions paid in respect of Ordinary Shares purchased by non–residents of Israel with certain non–Israeli currencies (including dollars) will be freely repatriable in such non–Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments.

Neither the Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non–residents of Israel, except with respect to subjects of countries which are at a state of war with Israel.

DESCRIPTION OF SHARES

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Amended and Restated Articles of Association, a copy of which has been filed as an exhibit to this and our prior Annual Reports on Form 20–F, as amended (subject to further amendment of our Amended and Restated Articles of Association from time to time).

As of December 31, 2004, our authorized share capital consisted of 150,000,000 Ordinary Shares, NIS 0.05 par value and 8,280,000 Series A Preferred Shares, NIS 0.05 par value. As of December 31, 2004, there were 42,787,902 Ordinary Shares and 7,280,000 Series A Preferred Shares issued and outstanding.

DESCRIPTION OF ORDINARY SHARES AND PREFERRED SHARES

All issued and outstanding Ordinary Shares and Series A Preferred Shares of Commtouch are duly authorized and validly issued, fully paid and nonassessable.

The Ordinary Shares do not have preemptive rights. Our Memorandum of Association, Amended and Restated Articles of Association and the laws of the State of Israel do not restrict in any way the ownership or voting of Ordinary Shares by non–residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

The Series A Preferred Shares have certain rights, powers and authorities, including, but not limited to:

a.

The right to notice of any shareholders’ meeting in accordance with the Amended and Restated Articles of Association, and the right to vote, together with holders of Ordinary Shares, with respect to any question upon which holders of Ordinary Shares have the right to vote. In all such votes, each Preferred Share shall grant the right to one vote. The Preferred Shares will vote together with the Ordinary Shares and not as a separate class in all General Meetings of the Company, except as required by law or under the Amended and Restated Articles of Association.

b.	Those rights, powers and authorities held by the holders of Ordinary Shares.
c.

The right to receive any surplus upon liquidation of the Company prior to the distribution of any surplus to the holders of Ordinary Shares, in an amount equal to US$1.00 per Preferred Share (“2X Payment”) or, if such surplus shall be insufficient to permit the payment of the full 2X Payment to the holders of the Preferred Shares, then the maximum possible amount of the surplus legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the preference amount each such holder is otherwise entitled to receive.

d.

The right to receive any securities and/or assets upon an Organic Change prior to the distribution of such securities and/or assets to the holders of Ordinary Shares, in an amount equal to the greater of (i) 2X Payment, or (ii) the value of the securities and/or assets that they would receive if they were to hold an amount of Ordinary Shares equivalent to the amount of their Preferred Shares on an as converted basis. “Organic Change” is defined as any recapitalization, reorganization, reclassification, consolidation, merger, scheme of arrangement, sale of all or substantially all of the Company's assets to another person or other transaction, in each case which is effected in such a way that Shareholders are entitled to receive securities and/or assets with respect to or in exchange for their shares in the Company.

e.

The Company shall not declare dividends unless the holders of a majority of the voting power of the Preferred Shares consent, or until such time as a majority of the voting power of the Preferred Shares have converted or exchanged its shares by way of its conversion rights hereunder, Organic Change or otherwise.

f.

Until such time as an aggregate of at least 75% of the Preferred Shares initially issued under the Securities Purchase Agreement and the Redemption, Amendment and Exchange Agreement of October 31, 2004 are converted into Ordinary Shares or exchanged in connection with an Organic Change, the right to veto, by the vote of the holders of a majority of the voting power of the Preferred Shares, at a separate class meeting, (i) the creation of a new class of shares or other securities (debt or equity) with rights superior or equal to those of the Preferred Shares in any way, and (ii) an increase in the authorized share capital that contemplates an increase in the amount of Preferred Shares that are issuable by the Company.

g.

For the period beginning December 14, 2004 and ending September 14, 2005, the right to convert each Preferred Share into one Ordinary Share by way of written notice to the Company setting forth the number of Preferred Shares that a holder intends to convert. For the period beginning September 15, 2005 and thereafter, the right to convert each Preferred Share into two Ordinary Shares by way of written notice to the Company setting forth the number of Preferred Shares that a holder intends to convert. Notwithstanding anything herein to the contrary, a decision to convert Preferred Shares into

Ordinary Shares by the holders of a majority of the voting power of Preferred Shares shall result in the conversion of all outstanding Preferred Shares into Ordinary Shares in the applicable ratio set forth above.

h.

In the event that the Company shall at any time change, by subdivision or combination in any manner or by the making of a share dividend (i.e. bonus shares) the number of Ordinary Shares then outstanding into a different number of shares, then thereafter the number of Ordinary Shares issuable upon the conversion of the Preferred Shares shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Ordinary Shares by reason of such change.

i.

In the event of any capital reorganization, or of any reclassification of the share capital of the Company or in case of the consolidation or merger of the Company with or into any other corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any change in the Ordinary Shares), each Preferred Share shall after such capital reorganization, reclassification of share capital, consolidation, merger or sale entitle the holder to obtain the kind and number of Ordinary Shares, or of the shares of the corporation resulting from such consolidation or surviving such merger, as the case may be, to which such holder would have been entitled if it had held the Ordinary Shares issuable upon conversion of such shares of Preferred Shares immediately prior to such capital reorganization, reclassification of capital stock, consolidation, merger or sale. To the extent that this paragraph relates to matters covered by the definition of “Organic Change”, this paragraph is not intended to grant the Preferred Share holders any additional rights to those they possess in the event of an occurrence of an Organic Change, rather it is intended to provide additional clarification of such rights, or a portion thereof.

DIVIDEND AND LIQUIDATION RIGHTS

As set forth under the description of Series A Preferred Share rights, the Company shall not declare dividends unless the holders of a majority of the voting power of the Preferred Shares consent, or until such time as a majority of the voting power of the Preferred Shares have converted or exchanged its shares by way of its conversion rights hereunder, Organic Change or otherwise.

As set forth under the description of Series A Preferred Share rights, such shares have the right to receive any surplus (after payment of liabilities) upon liquidation of the Company prior to the distribution of any surplus to the holders of Ordinary Shares, in an amount equal to US$1.00 per Preferred Share (“2X Payment”) or, if such surplus shall be insufficient to permit the payment of the full 2X Payment to the holders of the Preferred Shares, then the maximum possible amount of the surplus legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the preference amount each such holder is otherwise entitled to receive.

Ordinary Shares shall share ratably in all assets remaining after payment to Series A Preferred Shares in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law.

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

SPECIAL PROVISIONS IN AMENDED AND RESTATED ARTICLES OF ASSOCIATION RELATING TO DIRECTORS

The discussion regarding approval of director compensation and transactions with the Company under “Item 6. Directors, Senior Management and Employees - Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders” is incorporated herein by reference.

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS

Holders of Ordinary Shares and Series A Preferred Shares have one vote for each share held on all matters submitted to a vote of shareholders. The Preferred Shares will vote together with the Ordinary Shares and not as a separate class in all General Meetings of the Company, except as required by law or under the Amended and Restated Articles of Association.

As set forth above under the description of Series A Preferred Share rights, until such time as an aggregate of at least 75% of the Preferred Shares initially issued under the Securities Purchase Agreement and the Redemption, Amendment and Exchange Agreement of October 31, 2004 are converted into Ordinary Shares or exchanged in connection with an Organic Change, the Preferred Shares have the right to veto, by the vote of the holders of a majority of the voting power of the Preferred Shares, at a separate class meeting, (i) the creation of a new class of shares or other securities (debt or equity) with rights superior or equal to those of the Preferred Shares in any way, and (ii) an increase in the authorized share capital that contemplates an increase in the amount of Preferred Shares that are issuable by the Company.

An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding at least one–third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board of Directors may determine in a notice to shareholders. At such reconvened meeting any two shareholders entitled to vote and present in person or by proxy will constitute a quorum. Generally, shareholder resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. For certain matters as described under the Israel Companies law, there is a requirement that the majority include the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or interested parties in the matter to be voted upon (or their representatives) or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company’s controlling shareholders or interested parties in the matter to be voted upon) must not represent more than one percent of the voting rights in the Company.

ANTI–TAKEOVER PROVISIONS UNDER ISRAELI LAW

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. In addition, a merger can be completed only after 30 days have passed from the shareholders’ approval of each of the merging companies, all approvals have been submitted to the Israeli Registrar of Companies and at least fifty days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless someone else already holds 45% of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

•	there is a limitation on acquisition of any level of control of the company; or

•	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Finally, Israeli tax law treats specified acquisitions, including a stock–for–stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his Ordinary Shares for shares in a foreign corporation to taxation before it would become taxable in the United States, and even though the investment has not become liquid.

TRANSFER OF SHARES AND NOTICES

Fully paid Ordinary Shares and Series A Preferred Shares that are issued and not subject to any legal restrictions on transference may be transferred freely. Each shareholder of record is entitled to receive at least twenty–one days’ prior notice of shareholder meetings. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix a record date not exceeding 40 days prior to the date of any shareholder meeting.

DESCRIPTION OF INVESTOR AND SERVICE PROVIDERS OPTIONS AND WARRANTS

AGRON WARRANT

The discussion regarding the Agron warrant under Item 18, Note 10 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

EQUITY OFFICE PROPERTIES WARRANT

The discussion regarding the Equity Office Properties warrant under Item 18, Note 10 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

COMPAQ WARRANT

The discussion regarding the Compaq warrant under Item 18, Note 10 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

FEBRUARY 2002 INVESTMENT ROUND WARRANTS

The discussion regarding the February 2002 investment round warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

JANUARY 2003 CONVERTIBLE LOAN WARRANTS

The discussion regarding the January 2003 convertible loan warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

JULY 2003 INVESMENT ROUNDS WARRANTS

The discussion regarding the two July 2003 investment rounds warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

NOVEMBER 2003 CONVERTIBLE LOAN WARRANTS

The discussion regarding the November 2003 convertible loan warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

MAY 2004 INVESTMENT ROUND WARRANTS

The discussion regarding the May 2004 investment round warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

OCTOBER 2004 INVESTMENT ROUND WARRANTS

The discussion regarding the October 2004 Redemption, Amendment and Exchange Agreement warrants under Item 18, Note 10 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

REGISTRATION RIGHTS

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

c.

to investors under the private placement of February 27, 2002, whereby Commtouch issued approximately 4.4 million Ordinary Shares against the investment of approximately $1.3 million. The investors in the private placement also received five–year warrants to purchase up to an additional 2.66 million Ordinary Shares (approximately). The shares issued under this private placement, including shares to be issued upon the exercise of the warrants, were registered on May 28, 2002;

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

e.

to investors under the two private placements of July 10, 2003 and July 29, 2003, whereby Commtouch issued 5,546,667 Ordinary Shares against the investment of $3,040,000. The investors in the private placement also received five–year warrants to purchase up to an additional 3,040,000 Ordinary Shares. The shares issued under these private placements, including shares to be issued upon the exercise of the warrants, were registered on November 3, 2003; however, given a delay in the registration process, additional “liquidated damages” shares totaling 40,926 Ordinary Shares were issued to the investors and registered on January 20, 2004;

f.

to lenders under the Securities Purchase Agreement of November 26, 2004, as amended, whereby a loan amount of $3,000,000 was provided to the Company. Under this agreement, the Company (i) granted rights to convert the loan into equity at a conversion price of $1.153 per Ordinary Share, and (ii) issued warrants exercisable for purchase of up to 600,000 of the Company’s Ordinary Shares, exercisable within three years at a price per Ordinary Share of $1.153. Pursuant to the agreement, the Company registered 4,162,479 Ordinary Shares with the SEC on January 20, 2004. For six months from January 20, 2004, the lenders retain the option to invest an additional $3 million on similar terms to those of the original loan, including those relating to the registration of additional shares and shares underlying warrants;

g.

to existing institutional investors plus an additional new investor under the Securities Purchase Agreement of May 18, 2004, whereby Commtouch issued 5,131,583 Ordinary Shares at a purchase price of $0.76 per share for gross proceeds to the Company of approximately $3.9 million. The investors also received five year warrants to purchase up to an additional 2,565,793 Ordinary Shares, with an exercise price of $0.836 per share. In addition, the Company granted the investors additional investment rights to purchase up to an additional 5,131,583 Ordinary Shares at $0.836 per share for a period of one year following the effectiveness of the registration statement covering the resale of the Ordinary Shares underlying these rights. Upon such additional purchases the investors would also receive additional warrants to purchase up to an additional 2,565,793 Ordinary Shares with an exercise price of $0.836 per share.

The Company also agreed to reduce the conversion and exercise prices of the convertible notes and warrants issued to the investors in the November 26, 2003 transaction between those investors and the Company. The conversion price of the notes previously set at $1.153 was reduced to $0.83 and the exercise price of the initial warrants was similarly reduced. The conversion price of the additional notes and exercise price of the additional warrants issuable in connection with the November 26, 2003 transaction (if and when the investors’ option to loan additional funds is exercised) was reduced to $0.90. In addition, the exercise period for the additional notes was extended for a period 18 months from the effectiveness of the registration statement (January 20, 2004).

The shares issued under this private placement, including shares to be issued upon the exercise of the warrants, additional investment rights and additional note rights, were registered on July 15, 2004;

h.

to existing institutional investors under the Redemption, Amendment and Exchange Agreement of October 31, 2004, whereby Commtouch issued 900,000 A Preferred Shares and warrants exercisable into 3,333,335 Ordinary Shares at an exercise price of $0.90 per share. Until September 14, 2005, Series A Preferred Shares are convertible into Ordinary Shares on a one for one basis; from September 15, 2005, each outstanding Series A Preferred Share may be converted into two Ordinary Shares. At the closing of this transaction, the Company was allowed to i) prepay the $3 million notes outstanding under the November 2003 financing, ii) cancel the investors’ rights to purchase up to $3 million in additional notes convertible into approximately 3.3 million Ordinary Shares at a $0.90 conversion price (plus the issuance of an additional 600,000 warrants as warrant coverage thereon), iii) cancel all security interests over Company property and iv) remove a negative covenant thereby allowing the Company to enter into the private placement of Series A Preferred Shares on October 31, 2004. The Ordinary Shares issuable under this transaction upon exercise of warrants and conversion of Series A Preferred Shares were registered on February 9, 2005.

i.

to existing and new investors, plus three directors of the Company, under the Securities Purchase Agreement of October 31, 2004, whereby Commtouch issued 6,380,000 Series A Preferred Shares at a purchase price of $0.50 per share for gross proceeds to the Company of $3.19 million. The Company also agreed to issue up to 1,000,000 additional Series A Preferred Shares as liquidated damages to the investors should it be unable to file in a timely manner a registration statement, have it declared effective within 120 days of the closing or maintain its effectiveness. Until September 14, 2005, Series A Preferred Shares are convertible into Ordinary Shares on a one for one basis; from September 15, 2005, each outstanding Series A Preferred Share may be converted into two Ordinary Shares. The Ordinary Shares issuable under this transaction upon conversion of Series A Preferred Shares were registered timely on February 15, 2005, pursuant to a Form F-3 registration statement filed timely by the Company; and

g.	piggy–back registration rights were included in all warrants detailed above in this Item 10.

ACCESS TO INFORMATION

We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, Commtouch must file with the Israeli Registrar of Companies its Amended and Restated Articles of Association and any further amendments thereto. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Ordinary Shares is Wells Fargo Bank Minnesota N.A. The Company acts as its own transfer agent and registrar for its Series A Preferred Shares.

MATERIAL CONTRACTS DURING PAST TWO YEARS.

Consulting and Fundraising Agreements

On June 1, 2004 and June 9, 2004, Commtouch entered into a consulting agreement and letter agreement, respectively, with Ian Bonner. Under the Consulting Agreement, Mr. Bonner provides services to the Company pertaining to business development and potential business acquisition activities of the Company. For his consulting services, Mr. Bonner earns a monthly fee of $14,000. In addition, should the Company be acquired as a result of Mr. Bonner’s activities at a Company valuation of greater than $60 million, Mr. Bonner will earn a success fee computed by multiplying 2% of the outstanding number of shares of the Company on June 29, 2004 by the Company’s Ordinary Share price determined in accordance with the Company’s valuation under the acquisition transaction. Under the letter agreement, Mr. Bonner was offered the position of Executive Chairman of the Board of the Company. Mr. Bonner was formally appointed as Executive Chairman on December 6, 2004 following the annual meeting of shareholders held on that date. For his services as Executive Chairman, Mr. Bonner was granted on June 16, 2004 an option grant exercisable into 1,480,000 Ordinary Shares, which vest over four years with a one year cliff. Under both agreements, Mr. Bonner’s reasonable and necessary expenses are reimbursable by the Company. The Consulting Agreement and letter agreement are attached to this Form 20-F as Exhibits 4.10 and 4.11.

On August 9, 2004, the Company entered into an agreement with Updata Capital, Inc., under which Updata committed to provide financial services to Commtouch in relation to certain merger and acquisition transactions involving the Company, as more fully defined under that agreement, which is attached to this Form 20-F as Exhibit 4.12. Updata received a non-refundable retainer of $40,000, and in the event of the consummation of a defined transaction involving the acquisition of the Company, Updata is entitled to a fee equal to the greater of (i) $300,000 and (ii) the sum of 2% of the first ten million dollars of aggregate value (as defined in the agreement), plus 3% of the next ten million dollars of aggregate value, plus 4% of all aggregate value beyond the first twenty million dollars of aggregate value received initially and subsequently under the subject transaction. In the event of a transaction involving an acquisition by the Company, the fee payable to Updata will equal $250,000 for an acquisition where the aggregate value is less than ten million dollars and $300,000 for an acquisition where the aggregate value is greater than ten million dollars.

On September 1, 2002, Commtouch entered into two agreements with AxcessNet Ltd., one for the providing of consulting services to Commtouch (“agreement 1”) and the other for the facilitating of fundraising and strategic commercial transactions (“agreement 2”). Under agreement 1, AxcessNet originally was to receive a payment of $140,000 in cash plus warrants. Agreement 1 was due to expire on August 31, 2003, but has been extended multiple times. The Agreement currently runs through July 31, 2005, with AxcessNet receiving $12,000 per month from April 2005. Under agreement 2, as amended on December 1, 2002, AxcessNet is entitled to receive 5% of proceeds received by Commtouch from fundraising activities (and in the case of a business combination, a minimum fee of $100,000), as well as from commercial transactions entered into by Commtouch through the efforts of AxcessNet. The compensation to be paid under agreement 2 is payable in either cash or warrants, at AxcessNet’s discretion, but if the warrants are to exceed 250,000, Commtouch has the right to pay any excess in cash. Furthermore, in the event that Commtouch is acquired by a third party, any continuing payment obligations of Commtouch to AxcessNet under agreement 2 at the time of such acquisition may be fully liquidated by a payment of the lesser of twenty four months worth of payments or the number of months remaining under Commtouch’s obligations to AxcessNet. During their relationship under agreement 1 and agreement 2, Commtouch and AxcessNet have been working together closely in furtherance of the Company’s business, and are in constant communications with one another. AxcessNet was also a lender under the Convertible Loan Agreement of January 29, 2003 (see Exhibits 2.9.1 – 2.9.11), with its interest converting to equity in the Company on December 26, 2003.

Convertible Loan Agreement of January 2003

On January 29, 2003, Commtouch entered into a Convertible Loan Agreement with certain lenders. The Company received the total loan amount of $1,250,000 from the lenders, which bore interest at a rate of ten percent per annum, and was convertible into Ordinary Shares of the Company at the price of $0.25 per share. In connection with the January Loan, the Company also issued warrants exercisable for purchase of up to 5,000,000 of the Company’s Ordinary Shares, each one–third of the warrants exercisable within five years at prices per Ordinary Share of $0.25, $0.33 and $0.50 respectively. The agreement was later amended, with the final amendment resulting in the conversion of the loan in late 2003.

A more complete description of this convertible loan transaction may be found in the Company’s Form 6–K filed with the SEC for the month of April 2003, which is incorporated herein by reference under Exhibit 2.9 to this Form 20–F. This description is qualified in its entirety by reference to the text of the Convertible Loan Agreement, as amended, which is listed in this Form 20–F under Exhibits 2.9.1 through 2.9.11.

Two Private Placements of July 2003

On July 10, 2003, Commtouch entered into an Ordinary Shares and Warrants Purchase Agreement with certain investors named therein. Under this agreement, the Company received an investment of $1,440,000, and issued to the investors 2,880,000 Ordinary Shares and warrants to purchase within five years 1,440,000 Ordinary Shares at an exercise price of $0.50. Warrants totaling 375,000 shares were exercised in 2003, leaving 1,040,000 warrants outstanding as at December 31, 2003. These warrants remain exercisable and expire on August 11, 2008.

A more complete description of this equity purchase transaction may be found in the Company’s Form 6–K filed with the SEC for the month of July 2003, which is incorporated herein by reference under Exhibit 2.10 to this Form 20–F. This description is qualified in its entirety by reference to the text of the Ordinary Shares and Warrants Purchase Agreement, which is listed in this Form 20–F under Exhibit 2.10.1.

On July 29, 2003, Commtouch entered into two identical Ordinary Shares and Warrants Purchase Agreements with certain investors named therein. Under these agreements, the Company received investments totaling $1,600,000, and issued to the investors 2,666,667 Ordinary Shares and warrants to purchase within five years 1,600,000 Ordinary Shares at an exercise price of $0.65. These warrants remain exercisable and expire on August 11, 2008.

A more complete description of these equity purchase transactions may be found in the Company’s Form 6–K filed with the SEC for the month of August 2003 (August 15), which is incorporated herein by reference under Exhibit 2.11 to this Form 20–F. This description is qualified in its entirety by reference to the text of the Ordinary Shares and Warrants Purchase Agreements, which are listed in this Form 20–F under Exhibits 2.11.1 and 2.11.2.

Securities Purchase Agreement of November 2003

On November 26, 2003, the Company signed an agreement (the "November Notes Agreement") for a private placement of $3,000,000 in senior convertible notes (the "November Notes") and related warrants (the "November Warrants") with a group of institutional investors. The notes were to mature in three years and bear interest at a rate of 8% per annum. The notes were convertible at any time, at the lenders’ option, into the Company’s Ordinary Shares (originally at a fixed conversion price of $1.153, but subsequently amended to $0.83). The lenders also received warrants to purchase 600,000 shares of the Company, exercisable within three years at an original exercise price of $1.153 per share, subject to certain anti-dilution protections (pursuant to which said exercise price was adjusted downward in late 2004 to $0.787, and the number of warrants was increased to 632,639). . The issuance of the November Notes was contingent on the conversion of the January 2003 loan and the exercise of a portion of related warrants into equity. The lenders were also granted the option to invest an additional $3 million on similar terms to those of the original loan. The loan was repaid on or about December 9, 2004 and the additional loan option was cancelled pursuant to the Redemption, Amendment and Exchange Agreement of October 31, 2004 (see below).

A more complete description of this convertible loan transaction may be found in the Company’s Form 6–K filed with the SEC for the month of November 2003 (filed December 2, 2003), which is incorporated herein by reference under Exhibit 2.12 to this Form 20–F. This description is qualified in its entirety by reference to the text of the Securities Purchase Agreement, which is listed in this Form 20–F under Exhibits 2.12.1 through 2.12.7.

Securities Purchase Agreement of May 2004

See “Item 4. Information on the Company – Financing Transactions During 2004”.

Redemption, Amendment and Exchange Agreement of October 2004

See “Item 4. Information on the Company – Financing Transactions During 2004”.

Securities Purchase Agreement of October 2004

See “Item 4. Information on the Company – Financing Transactions During 2004”.

Amended and Restated 1999 Non–Employee Directors Stock Option Plan

The allotment of shares under the original 1999 Non–Employee Directors Stock Option Plan was in the amount of 180,000 Ordinary Shares, with an additional allotment in 2000 bringing the plan’s total allotment to 500,000 shares, an allotment in 2001 bringing the plan’s total to 750,000 Ordinary Shares, two allotments during 2002 totaling 700,000

Ordinary Shares bringing the plan’s total to 1,450,000, an allotment in December 2003 of 840,000 Ordinary Shares bringing the plan’s total to 2,290,000 and a further allotment in December 2004 of 1,500,000 bringing the plan’s total to 3,790,000 Ordinary Shares. During 1999, each individual who first joined the Board of Directors as a non–employee director on or after the effective date of the initial public offering received an option grant for 10,000 options. Subsequent to July 2000, individuals who joined the Board received an initial grant of 30,000 options, and pursuant to an amendment to the plan approved by shareholders on December 26, 2003, new directors are entitled to an initial grant of 150,000 options. From December 26, 2003, directors who are reelected at the annual meeting of shareholders are entitled to additional grants of 50,000 options. Prior to that time, directors reelected at the August 10, 2000 annual meeting of shareholders were entitled to a grant of 10,000 options, directors reelected at the August 22, 2001 annual meeting of shareholders were entitled to a grant of 33,750 options, those directors in office immediately after the extraordinary general meeting of shareholders on February 25, 2002 were granted a one–time option grant of 150,000 options and those directors in office immediately after the annual meeting of shareholders on November 18, 2002 were granted a one–time option grant of 50,000 options.

In addition to the grant of shares for her reelection as a director in August 2001, Carolyn Chin, in recognition of her activities as Chairman of the Board, received an additional grant of 221,250 options. Ian Bonner, the Company’s new Executive Chairman of the Board, received a grant of 1,480,000 options following his election to the Board in December 2004 (see above “Item 10. Additional Information, Material Contracts During Last Two Years, Consulting and Fundraising Agreements”). Also, on March 29, 2005, shareholders of the Company, at an extraordinary meeting of shareholders, approved the granting of authority to the Board to issue to non-employee directors (not including Mr. Bonner) a one time option grant to purchase up to 75,000 Ordinary Shares. Thereafter, the Board issued a grant of 75,000 options to Lloyd Shefsky.

Under the Non–Employee Directors Plan as originally adopted, each option was to have become exercisable with respect to one–fourth of the number of shares covered by such option three months after the date of grant and with respect to one–third of the remaining shares subject to the option every three months thereafter; however, this changed pursuant to an amendment to the plan approved by shareholders at the August 10, 2000 annual meeting of shareholders, such that subsequent option grants become exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. However, certain options outstanding and unexercised at the time of the effective date of the Tender Offer Statement of July 20, 2001, as amended, were repriced in accordance with the terms of the Tender Offer Statement, as amended. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.

Amended and Restated Articles of Association

See the discussion under Item 4 “Information on the Company – Description of Property” for instructions on how to locate the Company’s Amended and Restated Articles of Association. In addition, the Articles are attached as an exhibit to this Form 20–F.

ISRAELI TAXATION AND INVESTMENT PROGRAMS

The following discussion summarizes the material Israeli tax consequences relating to Commtouch, its shareholders and ownership and disposition of its Ordinary Shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of Commtouch’s outstanding voting shares). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as Commtouch. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion does not cover all possible tax consequences or situations, and investors should consult their tax advisors regarding the tax consequences unique to their situation.

Tax Reform

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of controlled foreign corporation was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non–Israeli subsidiary if the subsidiaries primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

General Corporate Tax Structure

Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter. In accordance with a proposed amendment to the current tax law, the future tax rates might be reduced to 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, as further discussed below.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 5745-1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

•

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

•	subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index; and
•	in specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be liable to company tax rates, as mentioned above.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year (determined in Israeli currency, exclusive of income from specified government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

•	deduction of purchase of know-how and patents over an eight-year period for tax purposes; and
•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, as amended, or the Investment Law, provides certain tax and financial benefits to a capital investment in production facilities (or other eligible facilities) designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific capital investment program delineated both by its financial scope, including its capital sources, and its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits under the Investment Law are not available for income derived from products manufactured outside of Israel.

A company owning an approved enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Commtouch’s three investment plans have been granted the status of an approved enterprise under the Investment Law, in three separate investment programs, in 1992, 1996 and 2000, respectively. The second and third programs were cancelled in early 2002 and in 2001. With regard to the first program, Commtouch has elected the alternative package of tax benefits. Under the terms of Commtouch’s approved enterprise program pursuant to the alternative package of tax benefits, income earned by Commtouch from its approved enterprises will be tax exempt for a period of two years, commencing with the year in which it first earns taxable income, and subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, depending on the extent of foreign investments in the Company. The benefits period is limited to twelve years from the year of completion of the investment under the approved plan, or fourteen years from the date of approval, whichever is earlier. The reduced corporate tax rate, to which Commtouch’s approved enterprise program will be subject, is dependent on the level of foreign investment in Commtouch. A Foreign Investors Company, or FIC, as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years. A FIC is a company of which more than 25% of its shareholders are non-Israeli residents.

In the event a company operates under more than one approval or only part of its capital investments are approved, its effective corporate tax rate is the result of a weighted combination of the various applicable rates. Notwithstanding our approved enterprise status in Israel, we may be required to pay income or withhold taxes in other countries.

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

Future approved enterprises will be reviewed separately, and decisions whether to approve or reject a designation as an approved enterprise will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the Company and on certain financial criteria of the Company. Accordingly, there can be no assurance that any new investment programs will be approved as approved enterprises. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, the Company will be subject to corporate tax at the rate then in effect under Israeli law for such tax year. A comprehensive amendment of the Investment Law has recently been approved by the Knesset. The amendment imposes additional eligibility criteria for approved enterprise benefits. The amendment also offers additional forms of alternative benefits. We are currently evaluating the effect of the amendment on the Company’s future benefits.

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

Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an “Industrial Company”, as defined by the Industry Encouragement Law, that are traded on specified non-Israeli markets, including The NASDAQ SmallCap Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter.

This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Inflationary Adjustments Law, or to shareholders who acquired their shares prior to an initial public offering. The Company believes that it is currently an Industrial Company, as defined by the Industry Encouragement Law. The status of a company as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny the Company’s status as an Industrial Company, possibly with retroactive effect.

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, or the Tax Reform, came into effect thus imposing capital gains tax at a rate of 15% on gains accrued on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Inflationary Adjustments Law; or (3) shareholders who acquired their shares prior to an initial public offering. According to a proposed amendment to the tax law, the tax rate as mentioned above would be raised to 20% or 25%.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on The NASDAQ SmallCap Market, provided such shareholders did not acquire their shares prior to an initial public offering and do not have a permanent establishment in Israel. In any event, the provisions of the Tax Reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States - Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such “Treaty United States Resident” holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the twelve- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the company’s voting power at any time during such preceding twelve-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such “Treaty United States Resident” would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. If the dividends are distributed out of approved enterprise earnings, the applicable tax rate would be 15%. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of Ordinary Shares who is a Treaty United States Resident will be 25%, however the tax rate is reduced to12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the Company’s voting power during a certain period preceding the distribution of the dividend. Dividends derived from an approved enterprise will still be subject to 15% tax withholding.

A non–resident of Israel who has had dividend income derived or accrued in Israel from which the applicable tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non–resident and that such non–resident does not derive other non–passive income from sources in Israel.

Tax Benefits for Research and Development

Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three–year period. However, expenditures made out of the proceeds of government grants are not deductible, i.e. assuming taxable income to Commtouch, it would be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.

Law for the Encouragement of Industrial Research and Development, 5744-1984

Under the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the related regulations, or the Research Law, research, development and pre-manufacturing programs that meet specified criteria and are approved by a governmental committee (the Research Committee) of the Office of Chief Scientist (OCS) are eligible for grants of up to 50% of the expenditures on the program. Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, we cannot be sure that applications to the OCS will be approved or, if approved, that we will receive the amounts for which we apply.

Recipients of these grants are required to pay royalties on the revenues derived from the sale of product developed in accordance with the program. The royalties are payable at the rate of 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant.

The terms of the Israeli government participation require that products developed with OCS grants must generally be manufactured in Israel. If we receive OCS approval for any portion of this manufacturing to be performed outside of Israel, the royalty rate would be increased and the repayment schedule would be accelerated, based on the extent of the manufacturing conducted outside of Israel. Depending upon the extent of the manufacturing volume that is performed outside of Israel, the ceiling on royalties would increase to 120%, 150% or 300% of the grant. Under an amendment to the Research Law effective June 7, 2005, the authority of the Research Committee to approve the transfer of manufacture outside of Israel was expanded.

The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. This approval is required only for the export of the technology, and not for the export of any products that incorporate the sponsored technology. Approval of the transfer of technology may be granted only if the recipient agrees to abide by all the provisions of the Research Law, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The amendment to the Research Law effective June 7, 2005 granted authority to the Research Committee to approve the transfer of sponsored technology outside of Israel, subject to various conditions.

We have received grants from the OCS, and therefore we are subject to various restrictions under the Research Law on the transfer of technology or manufacturing. These restrictions do not terminate upon the full payment of royalties.

In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Israel government about our Israeli operations. From time to time the conduct of our Israeli operations has deviated from our forecasts. If we fail to meet the conditions to grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future.

Through December 31, 2002, the Company had recorded grants from OCS aggregating approximately $1.4 million for certain of the Company’s research and development projects. These grants were recorded as a reduction of research and development costs. With regard to projects from 2000 and prior years which were funded at a total of $0.6 million, the Company submitted an application for project failure, and this application was accepted by the OCS in August 2002. Accordingly, the Company has determined that there are no contingent liabilities for royalties under those projects. The OCS would be entitled to revisit the status of these projects in the future if the Company were to commence utilizing technology developed under these projects. With respect to a grant of $0.6 million received during 2001 and a grant of $0.2 million received during 2002, we believe that we have no current obligation for royalties since we have not generated revenue from a product developed with such grants. We have submitted an application for project failure, however there can be no assurance that the OCS will agree with the Company’s position that no royalty bearing technologies are being utilized in relation to its anti-spam solutions. The ultimate liability is subject to review by the OCS.

Fund for the Encouragement of Marketing Activities

The Company has received grants relating to its overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by the Company for overseas marketing and are based upon the expenses reported by the Company to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by the Company from the Marketing Fund. Grants recorded beginning January 1, 1998 bear royalties of 4% plus interest at LIBOR rates. The Company will face royalty obligations on grants from the Marketing Fund only to the extent it actually achieves increases in export sales. The proceeds of these grants are presented in the Company’s consolidated Financial Statements as offsets to marketing expenses. Through December 31, 2000, the Company had received grants from the Marketing Fund in the amount of approximately $279,000.

U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES ACQUIRED BY U.S. TAXPAYERS

The following discussion summarizes the material U.S. federal income tax consequences arising from the purchase, ownership and sale of the Ordinary Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in effect as of the date of this report, all of which are subject to change, possibly with retroactive effect. Commtouch will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in the Ordinary Shares and, therefore, no assurance exists that the Internal Revenue Service will agree with the conclusions set forth below. The summary below does not purport to address all federal income tax consequences that may be relevant to particular investors. This summary does not address the consequences that may be applicable to particular classes of taxpayers, including investors that hold Ordinary Shares as part of a hedge, straddle or conversion transaction, insurance companies, banks or other financial institutions, broker–dealers, tax–exempt organizations and investors who own (directly, indirectly or through attribution) 10% or more of Commtouch’s outstanding voting stock. Further, it does not address the alternative minimum tax consequences of an investment in Ordinary Shares or the indirect consequences to U.S. Holders, as defined below, of equity interests in investors in Ordinary Shares. This summary is addressed only to holders that hold Ordinary Shares as a capital asset within the meaning of Section 1221 of the Code, are U.S. citizens, individuals resident in the United States for purposes of U.S. federal income tax, domestic corporations or partnerships and estates or trusts treated as “United States persons” under Section 7701 of the Code (“U.S. Holders”).

EACH INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Tax Basis of Ordinary Shares

A U.S. Holder’s tax basis in his or her Ordinary Shares will be the purchase price paid therefore by such U.S. Holder. The holding period of each Ordinary Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such Ordinary Share and will include the day on which such U.S. Holder sells the Ordinary Share.

Sale or Exchange of Ordinary Shares

A U.S. Holder’s sale or exchange of Ordinary Shares will result in the recognition of gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder’s basis in the Ordinary Shares sold. Subject to the following discussion of the consequences of Commtouch being treated as a Passive Foreign Investment Company or a Foreign Investment Company, such gain or loss will be capital gain or loss if such Ordinary Shares are a capital asset in the hands of the U.S. Holder. Gain or loss realized on the sale of Ordinary Shares will be long–term capital gain or loss if the Ordinary Shares sold had been held for more than one year at the time of their sale. Long–term capital gains recognized by certain taxpayers generally are subject to a reduced rate of federal tax (currently a maximum of 15%). If the U.S. Holder’s holding period on the date of the sale or exchange was one year or less, such gain or loss will be short–term capital gain or loss. Short–term capital gains generally are subject to tax at the same rates as ordinary income. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Ordinary Shares will be treated as U.S.–source income for U.S. foreign tax credit purposes.

See discussion under this Item 10 “Israeli Taxation and Investment Programs—Capital Gains and Income Taxes Applicable to Non–Israeli Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of capital assets.

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

Previously enacted amendments to the Code provide that dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed at the applicable long-term capital gains rate if the dividend is received from a "qualified foreign corporation," and the shareholder of such foreign corporation holds such stock for more than 60 days during the 120 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A "qualified foreign corporation" is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market. However, a foreign corporation will not be treated as qualified if it is a Passive Foreign Investment Company (as discussed below) for the year in which the dividend was paid or the preceding year.

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

As described above, we will generally be required to withhold Israeli income tax from any dividends paid to holders who are not resident in Israel. See "Israeli Tax Considerations — Taxation of Non-Resident Holders of Shares." If a U.S. Holder receives a dividend from Commtouch that is subject to Israeli withholding, the following would apply:

•	You must include the gross amount of the dividend, not reduced by the amount of Israeli tax withheld, in your U.S. taxable income.
•	You may be able to claim the Israeli tax withheld as a foreign tax credit against your U.S. income tax liability.
•

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

•

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

•

If you do not elect to claim foreign taxes as a credit, you will be entitled to deduct the Israeli income tax withheld from your Commtouch dividends in determining your taxable income. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld.

•	If you are a U.S. corporation holding our stock, you cannot claim the dividends-received deduction with respect to our dividends.

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

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, Ordinary Shares, provided that the non-U.S. Holder provides taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

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

Tax Consequences If We Are a Passive Foreign Investment Company

Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year that produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”).

Because less than 75% of our gross income in 2004 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years.

For 2002, 2003 and 2004, however, it is possible that we could be classified as a PFIC under the Asset Test principally because a significant portion of our assets continued to consist of the cash raised in connection with both a public offering and a private offering of our Ordinary Shares in 2000, coupled with the decline in the public market value of our Ordinary Shares during 2001, 2002 and through the beginning of 2003 and the timing of the required valuations, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities”, there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the Asset Test, and it is theoretically arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2002, 2003 and/or 2004 would not result in our classification as a PFIC during any or all of such years.

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

If we are treated as a PFIC for United States federal income tax purposes for any year during a U.S. Shareholder’s holding period of Ordinary Shares and the U.S. Shareholder does not make a QEF Election or a “mark-to-market” election (both as described below), any gain recognized by the U.S. Shareholder upon the sale of Ordinary Shares (or the receipt of certain distributions) would be treated as ordinary income. This income would be allocated over the U.S. Shareholder’s holding period with respect to his Ordinary Shares and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

Although we generally will be treated as a PFIC as to any U.S. Shareholder if we are a PFIC for any year during the U.S. Shareholder’s holding period, if we cease to satisfy the requirements for PFIC classification, then under such circumstances, the U.S. Shareholder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in the Ordinary Shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. Shareholder who acquires Ordinary Shares from a decedent would be denied the normally available step-up in tax basis for these Ordinary Shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s tax basis in these Ordinary Shares.

For any tax year in which we are treated as a PFIC, a U.S. Shareholder may elect to treat his Ordinary Shares as an interest in a qualified electing fund (a “QEF Election”), in which case, the U.S. Shareholder would be required to include in income currently his proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. Shareholder. Any gain subsequently recognized upon the sale by the U.S. Shareholder of his Ordinary Shares, however, generally would be taxed as capital gain.

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

We cannot assure you that we are not a PFIC or will avoid becoming a PFIC. U.S. holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including QEF elections.

Item 11. Qualitative and Quantitative Disclosure about Market Risk.

We develop our technology in Israel and seek to provide our services worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our anti-spam solutions less competitive in foreign markets. Since we repaid our convertible loan in late 2004, we no longer have any material market risk for changes in interest rates in the U.S.

Due to the fact that we do not have any material debt, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On December 6, 2004, the Company’s shareholders approved an amendment to the Company’s Amended and Restated Articles of Association and a corresponding proxy proposal creating a new class of shares, the Series A Preferred Shares. The Series A Preferred Shares possess certain rights, powers and authorities, including special conversion, liquidation and other rights arising from a sale of the Company that could cause additional dilution to holders of Ordinary Shares in the Company and potentially reduce the amount an Ordinary Share holder would otherwise be entitled to upon a liquidation or sale of the Company. See Item 10. Additional Information, Description of Ordinary Shares and Preferred Shares for an expanded discussion of Series A Preferred Share rights, which is incorporated into this Item 14 by reference.

Item 15. Controls and Procedures

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a–15(e) promulgated under the Exchange Act, as of the end of 2004. Based on their evaluation, our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective.

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

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. Ofer Segev, a member of the Audit Committee, is an audit committee financial expert as that term is defined in Item 16A of Form 20-F and is independent as that term is defined in each of Nasdaq Marketplace Rule 4200(a)(15) and SEC Rule 10A-3(b)(1).

Item 16B. Code of Ethics

The Company, by way of Board of Director resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers. The Code of Ethics is posted on the Company’s website at www.commtouch.com, under the link to “investor relations”.

Item 16C. Fees to Auditors

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Public Accountants for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2004 and 2003:

	Year ended December 31,
	2004	2003

Audit fees (1)	$92,000	$66,818
Tax (2)	$11,700	$3,000
All other fees (3)	$—	$4,080

Total	$103,700	$73,898

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

Of the fees paid to the Company’s Independent Public Accountants during 2004, approximately 11.2% pertained to non-audit related services.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of the current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18.

Item 18. Financial Statements

(a) Financial Statements

(b) Financial Statement Schedule:

The following financial statement schedule of Commtouch Software Ltd. for each of the three years in the period ended December 31, 2004 is filed as part of the Annual Report and should be read in conjunction with the consolidated financial statements of Commtouch Software Ltd.

Schedule II —Valuation and Qualifying Accounts

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the accompanying financial statement schedule II. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 7, 2005	A Member of Ernst & Young Global

COMMTOUCH SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

(USD in thousands, except share and per share data)

	December 31,

	2003	2004

Assets
Current Assets:
Cash and cash equivalents	$4,125	$4,149
Trade receivables, net	92	97
Prepaid expenses and other accounts receivable	114	111
Receivables on account of shares	955	—

Total current assets	5,286	4,357

Long-term lease deposits	34	53
Investment in affiliate	339	248
Deferred expenses	353	—
Severance pay fund	391	484
Property and equipment, net	452	337

Total Assets:	$6,855	$5,479

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$451	$245
Employees and payroll accruals	418	462
Accrued expenses and other liabilities	376	415
Deferred revenues	222	1,200

Total current liabilities	1,467	2,322

Convertible loan, net	2,134	—
Shares to be registered upon exercise of warrants	372	—
Accrued severance pay	425	564

Total liabilities:	2,931	564

Commitments and Contingencies
Shareholders' Equity
Convertible Series A Preferred Shares nominal value $0.5 par value-Authorized: 8,280,000 shares as of December 31, 2004; Issued and outstanding: 7,280,000 shares as of December 31, 2004; Aggregate liquidation preference of $7,280 as of December 31, 2004	—	83
Ordinary Shares, nominal value NIS 0.05 par value-Authorized: 75,000,000 and 150,000,000 shares as of December 31, 2003 and 2004; Issued and outstanding: 37,104,615 and 42,787,902 shares as of December 31, 2003 and 2004, respectively	456	520
Additional paid-in capital	160,592	167,784

Accumulated other comprehensive income	46	45
Deferred stock compensation	(30)	---
Notes receivable from shareholders, net	(102)	---
Accumulated deficit	(158,505)	(165,839)

Total shareholders' equity	2,457	2,593

Total liabilities and shareholders’ equity	$6,855	$5,479

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(USD in thousands, except share and per share data)

	Year ended December 31,

	2002	2003	2004

Revenues:
Email and Anti-spam services	$3,238	$329	$1,523
Software licenses, maintenance and services	200	—	—

Total revenues	3,438	329	1,523

Cost of revenues	1,675	581	637

Gross profit (loss)	1,763	(252)	886

Operating expenses:
Research and development, net	2,246	1,476	1,467
Sales and marketing	1,176	1,875	3,691
General and administrative	2,588	1,308	1,921
Amortization of stock-based employee deferred compensation (1)	551	247	30
Write-off of property and equipment and other	750	—	—

Total operating expenses	7,311	4,906	7,109

Operating loss	(5,548)	(5,158)	(6,223))
Interest and other expenses, net	(60)	(1,967)	(880)
Equity in earnings (losses) of affiliate	(56)	291	(90)

Minority interest	74	—	—

Loss from continuing operations	(5,590)	(6,834)	(7,193)

Discontinued operations
Gain from disposal of Wingra	1,014	—	—
Discontinued operations - Wingra	(335)	—	—

Gain from discontinued operations	679	—	—

Net loss	(4,911)	(6,834)	(7,193)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	—	(141)

Net loss attributable to ordinary and equivalently participating shareholders	$(4,911)	$(6,834)	$(7,334)

Basic and diluted net loss per share
Loss from continuing operations	$(0.27)	$(0.28)	$(0.18)
Income from discontinued operations	0.03	—	—

Net loss attributable to ordinary and equivalently participating shareholders	$(0.24)	$(0.28)	$(0.18)

Weighted average number of shares used in computing
basic and diluted net loss per share	20,854	24,573	40,407

	Year ended December 31,

	2002	2003	2004

(1) Stock-based Employee Compensation Relates to the following:
Cost of revenues	$20	$9	$1
Research and development, net	56	25	3
Sales and marketing	139	62	8
General and administrative	336	151	18

Total	$551	$247	$30

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(USD in thousands, except share and per share data)

	Series A Preferred Shares	Series A Preferred Shares Amount	Ordinary Shares	Ordinary Share Amount	Additional paid- in capital	Stock-based employee deferred compensation

Balance as of January 1, 2002	—	—	17,496,819	239	152,162	(828)
Issuance of shares, net	—	—	4,434,932	48	1,295	—
Issuance of shares upon exercise of options			287,945	3	3	—
Amortization of deferred stock based compensation			—	—	—	551
Net loss			—	—	—	—

Total comprehensive loss			—	—	—	—

Balance as of December 31, 2002	—	—	22,219,696	290	153,460	(277)
Issuance of shares, net	—	—	5,546,667	60	2,949	—
Issuance of shares upon exercise of options	—	—	287,087	3	33	—
Issuance of shares due to conversion of convertible loan	—	—	5,693,142	64	1,836	—
Issuance of shares to shareholders upon exercise of warrants	—	—	3,151,126	36	1,230	—
Issuance of shares to consultants upon exercise of warrants	—	—	206,897	3	—	—
Amortization of deferred stock based compensation		—	—	—	—	247
Beneficial conversion feature of notes and fair value of warrants	—	—	—	—	—	—
Repayment of notes receivable		—	—	—	—	—
Forgiveness of notes receivable		—	—	—	—	—
Valuation allowance for notes receivable		—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—
Net loss	—	—		—	—	—

Total comprehensive loss			—	—	—	—

Balance as of December 31, 2003	—	—	37,104,615	456	159,508	(30)
Issuance of shares, net	—	—	5,131,583	57	2,910	—
Issuance of shares upon exercise of options and warrants	—	—	551,695	7	86	—
Issuance of Series A Preferred shares	6,380,000	73	—	—	3,225	—
Issuance of Series A Preferred shares re redemption deal	900,000	10	—	—	773	—
Preferred Shares discount amortization	—	—	—	—	142	—
Issuance of warrants to BOD members	—	—	—	—	57	—
Amortization of deferred stock based compensation	—	—	—	—	—	30
Repayment of notes receivable	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—

Net loss	—	—	—	—	—	—

Total comprehensive loss	—	—	—	—	—	—

Balance as of December 31, 2004	7,280,000	$83	42,787,902	$520	167,785	$—

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD.

	Notes receivable from shareholders	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total

Balance as of January 1, 2002	(754)	—	(146,760)	—	4,059
Issuance of shares, net	—	—	—	—	1,343
Issuance of shares upon exercise of options	—	—	—	—	6
Amortization of deferred stock based compensation	—	—	—	—	551
Repayment of notes receivable	4	—	—	—	4
Valuation allowance for notes receivable	385	—	—	—	385
Net loss	—	—	(4,911)	(4,911)	(4,911)

Total comprehensive loss	—	—	—	(4,911)	—

Balance as of December 31, 2002	(365)	—	(151,671)	—	1,437
Issuance of shares, net	—	—	—	—	3,009
Issuance of shares upon exercise of options	—	—	—	—	36
Issuance of shares due to conversion of convertible loan	—	—	—	—	1,900
Issuance of shares to shareholders upon exercise of warrants	—	—	—	—	1,266
Issuance of shares to consultants upon exercise of warrants	—	—	—	—	3
Amortization of deferred stock based compensation	—	—	—	—	247
Beneficial conversion feature of notes and fair value of warrants	—	—	—	—	1,084
Repayment of notes receivable	581	—	—	—	581
Forgiveness of notes receivable	67	—	—	—	67
Valuation allowance for notes receivable	(385)	—	—	—	(385)
Foreign currency translation adjustment	—	46	—	46	46
Net loss	—	—	(6,834)	(6,834)	(6,834)

Total comprehensive loss		—	—	(6,788)	—

Balance as of December 31, 2003	(102)	46	(158,505)	—	2,457
Issuance of shares, net	—	—	—	—	2,967
Issuance of shares upon exercise of options and warrants	—	—	—	—	93
Issuance of Series A Preferred shares	—	—	—	—	3,298
Issuance of Series A Preferred shares re redemption deal	—	—	—	—	783
Preferred Shares discount amortization	—	—	(142)	—	—
Issuance of warrants to BOD members	—	—	—	—	57
Amortization of deferred stock based compensation	—	—	—	—	30
Repayment of notes receivable	102	—	—	—	102
Foreign currency translation adjustment	—	(1)	—	(1)	(1)

Net loss	—	—	(7,193)	(7,193)	(7,193)

Total comprehensive loss	—	—	—	(7,194)	—

Balance as of December 31, 2004	$—	$45	$(165,840)	—	$2,593

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(USD in thousands)

	Year Ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net loss	$(4,911)	$(6,834)	$(7,193)
Less loss for the period from discontinued operations	335	—	—
Adjustments to reconcile net loss to net cash used in Operating activities:
Depreciation and amortization	1,988	608	358
Amortization of deferred stock-based compensation and warrants issued for services received	551	247	30
Amortization of convertible loan discount, beneficial conversion feature and fair value of warrants	—	1,084	(592)
Inducement relating to early conversion of convertible loan	—	752	—
Loss from prepayments of the November 2003 convertible loan	—	—	1,296
Write-off of property, equipment and other	750	—	—
Loss from sale of property and equipment	247	—	—
Gain from sale of discontinued operations	(1,014)	—	—
Loss from sale of shares in consolidated subsidiary	153	—	—
Equity in (earnings) losses of affiliate	56	(291)	90
Changes in assets and liabilities:
Trade receivables, net	114	(28)	(5)
Prepaid expenses and other accounts receivable	379	88	3
Accounts payable	(981)	113	(206)
Employee and payroll accruals, accrued expenses and other liabilities	(496)	(137)	83
Deferred revenues	(445)	222	978
Accrued severance pay, net	(91)	20	46
Valuation allowance of notes receivable	385	(385)	—
Deferred expenses regarding convertible loan	—	(353)	—
Forgiveness of notes receivable	—	67	—
Minority interest in losses of a consolidated subsidiary	(74)	—	—
Other	254	7	—

Net cash used in operating activities	(2,800)	(4,820)	(5,112)

Cash flows from investing activities:
Long-term lease deposits	100	—	(19)
Proceeds from sale of Wingra	(193)	—	—
Proceeds from sale of consolidated subsidiary	1	—	—
Proceeds from sale of property and equipment	719	—	—
Purchase of property and equipment	—	(31)	(156)

Net cash (used) provided in investing activities	627	(31)	(175)

Cash flows from financing activities:
Repayment of note receivable by shareholder	4	581	102
Repayment of convertible loans and notes payable	(40)	—	(3,000)
Proceeds from issuance of shares, net	1,349	3,273	4,598
Proceeds from issuance of preferred shares, net	—	—	3,111
Proceeds from issuance of convertible loan	—	2,500	500
Proceeds from conversion of loan, net	—	1,234	—

Net cash provided by financing activities	1,313	7,588	5,311

Increase (decrease) in cash and cash equivalents	(860)	2,737	24
Cash and cash equivalents at the beginning of the year	2,248	1,388	4,125

Cash and cash equivalents at the end of the year	$1,388	$4,125	$4,149

Supplemental disclosure of cash flow activity:
Cash paid during the year:
Interest	$3	$—	$225

Non-cash transaction

Receivables on account of shares	$—	$955	$—
Discount due to fair value of warrants	$—	$366	$—
Conversion of loan	$—	$1,234	$—
Amortization of beneficial conversion feature relating to convertible series A preferred shares	$—	$—	$(141)
Issuance of preferred shares in connection with the redemption agreement	$—	$—	$450

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD.

The proceeds from the sale of Wingra, for year ended December 31, 2002 were as follows:

Tangible assets sold	$314
Liabilities transferred	(1,521)

Net liabilities transferred:	(1,207)
Cash transferred:	193

Gain from sale of Wingra	$(1,014)

The proceeds from the sale of shares in consolidated subsidiary (Commtouch K.K. (Japan), now known as Imatrix), for year ended December 31, 2002 were as follows:

Tangible assets	$421
Liabilities	(267)

Net assets transferred:	154
Cash received:	1

Loss from sale of consolidated subsidiary	$153

The accompanying notes are an integral part of these consolidated financial statements.

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

NOTE 1: GENERAL

a.

Commtouch Software Ltd. (“Commtouch”, “the Company”) was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide email anti–spam solutions to enterprises. During 2002, the Company’s main business was providing outsourced integrated Web-based email and messaging solutions to few businesses that remained as customers following the transfer of the consumer outsource web-based email business and sale of the Hosted Exchange email business during late 2001 and early 2002. During early 2002, concurrent with the divestiture of the Company’s above-stated businesses, the Company began marketing to service providers its messaging software platform (“CMP”), which had been in development by the Company prior to that time. Following a concerted effort to penetrate the email server market and a determination that the continuing unfavorable economic conditions would hamper potential sales of CMP, and given the Company’s inherent knowledge of anti-spam solutions based on its many years as an ASP in the outsourced email market and the growing worldwide attention was directed to the problem of spam, the Company transitioned its focus to the anti-spam market in mid-2002. While no uniform definition of spam exists, the Company generally defines “spam” as the sending of unsolicited bulk email for commercial and non-commercial purposes.

During 2004 and 2003, the Company’s business was to develop and sell, through a variety of third party distribution channels, anti-spam solutions to various customers. The Company expects that it will continue to be dependent upon third party distribution channels for a significant portion of its revenues, which are expected to be derived from sales of the Company’s anti-spam and anti-virus solutions.

b.	During 2004, approximately 32% of the revenues were derived from one customer (See Note 9c).
c.

Since the Company’s share price as quoted on The NASDAQ SmallCap Market was at a price that resulted in a market value below $35,000,000 and the shareholders’ equity was below $2.5 million, the Company received a NASDAQ Staff Determination letter on May 10, 2004 indicating that Commtouch had failed to comply with the shareholders' equity, net income and market value of publicly held shares requirements for continued listing, as set forth in NASDAQ's Marketplace Rule 4320(e)(2)(B), and that Commtouch’s securities were therefore subject to delisting from The NASDAQ SmallCap Market. The subject rule requires compliance with at least one of the above requirements in order to maintain listing with The NASDAQ SmallCap Market.

Since receipt of the NASDAQ’s initial notice, the Company has held numerous discussions with the NASDAQ, and the Company was required to fulfill a number of requirements to remain listed on The NASDAQ SmallCap Market. The Company believes that, with the filing of this Form 20-F, it will have fulfilled the last of the Nasdaq’s requirements.

Nevertheless, the Company must continue to maintain compliance (and evidence an ability to do so over the long term) with all other requirements for continued listing on The NASDAQ SmallCap Market. Failure to satisfy any of the listing requirements will result in the Company’s delisting.

d.	Discontinued operations

In November 2000, the Company acquired Wingra, Inc. (“Wingra”), a provider of messaging integration and migration solutions for large enterprises.

In February 2002, the Company sold off its migration service business, Wingra, to Wingra’s senior management. The operations of Wingra were eliminated from the operations of the entity as a result of this transaction. The Company has no intent to continue its activity in the migration service. The results of operations, including revenue, operating expenses and other income and expense of Wingra for 2002, have been reclassified in the accompanying statements of operations as discontinued operations.

The proceeds from the sale of Wingra for the year ended December 31, 2002 were as follows:

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)
Tangible assets:	$314
Liabilities transferred	$(1,521)

Net liabilities transferred:	$(1,207)
Cash transferred:	$193

Gain from sale of Wingra	$1,014

Summary operating results from the discontinued operation for the year ended 2002 are as follows:

Year ended December 31, 2002

Revenues	$157
Cost of revenues	76

Gross profit	81
Operating expenses	416

Operating loss	$(335)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

a. Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial Statements in U. S. Dollars:

A majority of the revenues of the Company and its subsidiaries is made in United States dollars (“dollars”). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiary operates. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of the Company’s affiliate, Imatrix (“Imatrix”), are reported using the equity method of accounting.Imatrix’s functional currency is not the dollar. The results have been translated into dollars, in accordance with SFAS No. 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as Foreign currency translation adjustment under accumulated other comprehensive income in shareholders’ equity.

c. Principles of Consolidation:

The consolidated financial statements include the accounts of the Company, its wholly–owned subsidiary and majority–owned subsidiary. All inter–company balances and transactions have been eliminated upon consolidation.

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

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

The Company’s investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investment may not be recoverable. As of December 31, 2004, no impairment losses have been identified.

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

The Company and its subsidiary’s long–lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long–Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. For the year ended December 31, 2002 the Company had impairment losses totaling $ 750, which were recorded as operating expenses. No impairment losses were recorded in 2003 or 2004.

g. Revenue Recognition

The Company’s enterprise anti-spam solution consists of both a software element (the “Enterprise Gateway”) and a service component (the “Detection Center”). At the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients. At the heart of the solution is the Detection Center, which detects new spam attacks as they are launched and distributed over the Internet. The Detection Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations. The Detection Center collects information from multiple sources about new spam attacks, analyzes the input using our technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized resolution.

The Company also offers a Software Development Kit (“SDK”). The SDK enables third-party vendors to integrate the Commtouch anti-spam solution advantages into their existing offerings, providing them with full spam identification and spam classification services from the Detection Center. The SDK communicates fully with the remote Detection Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side.

The service component of the Company’s revenues is considered essential to the functionality of the software components. Furthermore, the software components cannot be used on a standalone basis, or with another party’s service. The customer has no ability to run the software or the SDK on its own hardware. As the software portion of the product can’t stand on its own, the Company considers each sale as a service arrangement. Therefore, revenues deriving from anti-Spam services are recognized ratably over the term of the service, which generally is a term of one to three years.

Revenues from anti-spam service are recognized when persuasive evidence of an arrangement exists, services are provided , the fee is fixed and determinable and collectibility is probable.

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

During 2001 and through the first half of 2003, the Company derived its revenues from a) providing hosted email services, b) royalties from the sale of its hosted email services and c) from software license agreements. Royalties from the sale of the hosted email services were recognized when the monies were received.

During the second half of 2003, the Company launched its first anti-spam solution and began generating revenues therefrom.

h. Research and Development Costs:

Research and development costs are charged to the statement of operations as incurred.

i. Minority Interest:

Minority interest represents other shareholders’ proportionate ownership of Imatrix. At December 31, 2001 the Company owned 70.6%, and at December 31, 2002, 2003 and 2004, the Company owned 32% of the equity and voting rights of Imatrix.

In April 2002, as part of the Company’s focus change, the Japanese subsidiary’s employees purchased 38% of Commtouch, K.K. (Japan) shares from the Company for the par value of the shares. Consequently the Company’s holdings decreased from 70% to approximately 32%. The sale of the shares resulted in a loss of $153 that was recorded as part of the equity in losses of an affiliate.

j. Concentrations of Credit Risk:

SFAS No. 105, “Disclosure of Information About Financial Instruments with off–Balance–Sheet Risk and Financial Instruments with Concentration of Credit Risk” requires disclosure of any significant off–balance–sheet and credit risk concentrations. The Company and its subsidiaries have no significant off–balance–sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash and cash equivalents. The majority of the Company’s cash and cash equivalents are invested in dollar and dollars linked investments and are deposited in major banks in the United States and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and the Far East. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. The allowance for doubtful accounts was zero as at December 31, 2003 and 2004, respectively. Bad debt expense (recovery) for the years–ended December 31, 2002, 2003 and 2004 was $(40), zero and $(50), respectively.

k. Accounting for Stock–Based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation,” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s stock options equals or is above the market value of the underlying stock on the date of grant, no compensation expense is recognized.

The Company has adopted the disclosure provisions of Financial Accounting Standards Board Statement no. 148, “Accounting for Stock Based Compensation Transition and Disclosure” (“SFAS 148”) which amended certain provisions of SFAS 123 to provide alternative methods of translation for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as the beginning of the year. The Company continues to apply the provisions of APB No. 25, in accounting for stock based compensation.

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

Pro forma information regarding the Company’s net loss and net loss per share is required under SFAS No. 123 and has been determined as if the Company has accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

Pro forma information under SFAS 123 is as follows:

	2002	2003	2004

Net loss as reported	$(4,911)	$(6,834)	$(7,334)
Add – stock-based employee compensation – intrinsic value	551	247	30
Deduct – stock-based employee compensation – fair value	$(4,267)	$(4,172)	$(1,759)

Pro forma net loss	$(8,627)	$(10,759)	$(9,063)

Basic and diluted net loss per ordinary and equivalently participating shareholders – as reported	$(0.24)	$(0.28)	$(0.18)

Basic and diluted net loss per ordinary and equivalently participating shareholders – pro forma	$(0.41)	$(0.44)	$(0.22)

The Company applies SFAS 123 and Emerging Issues Task Force 96–18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96–18”) with respect to options issued to non–employees. SFAS 123 requires use of an option valuation model to measure the fair value of these options at the measurement date. In accounting for warrants granted to those other than employees, the Company applied the provisions of SFAS No. 123 (For details regarding the assumptions used in the Black-Scholes model, please see Note 7e), and EITF 96–18. The fair value of these warrants was estimated at the measurement date, using the Black–Scholes option–pricing model.

l. Royalty–bearing Grants;

Royalty–bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and such grants are included as a deduction of research and development costs. Research and development grants amounted to $200 in 2002 and zero in 2003 and 2004, respectively.

m. Basic and Diluted Net Loss per Share:

Basic and diluted net loss per share is presented in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share”, for all periods presented.

Basic net loss per share has been computed using the weighted–average number of Ordinary Shares outstanding during the year. Diluted net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary Shares considered outstanding during the year.

All outstanding stock options and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti–dilutive for all periods presented. The total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 8,525,460, 12,266,874 and 18,690,795 for 2002, 2003 and 2004, respectively.

n. Severance Pay:

The Company’s liability for severance pay in Israel is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is fully provided by monthly deposits with severance pay fund’s insurance policies and by an accrual. The value of those funds and policies is recorded as an asset in the Company’s balance sheet.

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for 2002, 2003 and 2004 were approximately $58, $20 and $46, respectively.

o. Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, trade receivables, receivables on account of shares, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short–term maturities of financial instruments.

The carrying amount of the Company’s convertible loan approximates its fair value. The fair value was estimated using discounted cash flow analysis based on the current interest rate of similar terms and maturities.

p. Reclassification:

Certain amounts from prior years have been reclassified to conform to the 2004 presentation. The reclassification had no effect on previously reported net loss, shareholder’s equity or cash flows.

q. Recently Issued Accounting Pronouncements:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

The Company expects to adopt Statement 123(R) in the first fiscal year beginning after January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

a)       A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

b)       A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123(R), which the Company plans to consider when implementing SFAS 123(R).

The Company is still in the process of evaluating the method it will use.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company results of operations. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements.

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

NOTE 3: PROPERTY AND EQUIPMENT, NET

	December 31,
	2003	2004

Cost:	$5,243	$5,393
Computers and peripheral equipment	477	483
Office furniture and equipment	88	88
Motor vehicles	704	704

Leasehold improvements	6,512	6,668
Less accumulated depreciation	(6,060)	(6,331)

Property and equipment, net	$452	$337

Depreciation expenses amounted to approximately $1,988, $608 and $271 for 2002, 2003 and 2004, respectively.

See Note 2 f for impairment charges during 2002.

NOTE 4: COMMITMENTS AND CONTINGENCIES

a. Operating Leases:

The Company leases its facility in Israel under an operating lease agreement expiring on November 30, 2005. In 2004, lease payments under this non–cancelable lease were $78.

The subsidiary company leases its facility in the US under operating lease agreement expiring on April 30, 2005. 2005 minimum lease payments under this non–cancelable lease are $14. From May 1, 2005 through August 31, 2006, the lease converts to a month to month lease, pursuant to which either party can terminate upon 30 days advance notice. The Company is currently negotiating an amendment that would fix the term through the end of 2005, with the lease continuing through August 31, 2006 on a month to month basis.

Rent expenses for 2002, 2003 and 2004 were approximately $400, $199 and $165, respectively. The above rent expense is net of sub–lease rental income from the Company’s unused premises totaling approximately $44, $54, and $700 in 2004, 2003 and 2002, respectively.

Annual minimum future lease payments due under the above agreements, at the exchange rate in effect on December 31, 2004, are approximately as follows:

2005	$246
2006	105
2007	31
2008	2

$384

b. Royalties:

The Company is committed to pay royalties of 3% to 5% to the government of Israel on proceeds from sales of products resulting from the government funded research and development projects, up to an amount equal to 100% of the grants received by the Company, linked to the dollar and bearing interest at an annual rate of LIBOR. As of June 1, 2005, the Company does not believe that there are royalties due and owing to the government of Israel.

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

NOTE 5: RESTRUCTURING CHARGES

During 2002, the Company continued implementing strategic initiatives intended to further reduce costs. In connection with the strategic initiatives, and in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", SAB 100 "Restructuring and Impairment Charges" and EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring)" (EITF 94-3), the Company recorded restructuring and other non–recurring charges of approximately $1,125. The restructure included curtailing expenses and reducing the number of employees. The restructuring charges which were all utilized in 2002 are summarized as follows:

Restructuring charges

Lease deposits and termination fees	$128
Impairment of property and equipment	750
Loss on sale of assets	247

Total	$1,125

NOTE 6: CONVERTIBLE LOAN

a. On January 29, 2003, Commtouch entered into a Convertible Loan Agreement (”the January 2003 Loan”), with certain lenders. The Company received the total loan amount of $1,250 from the lenders, which bore interest at a rate of ten percent per annum, and convertible into Ordinary Shares of the Company at the price of $0.25 per share. In connection with the January 2003 Loan, the Company also issued warrants (the “January 2003 warrants”) exercisable for purchase of up to 5,000,000 of the Company’s Ordinary Shares, each one–third of the warrants exercisable within five years at prices per Ordinary Share of $0.25, $0.33 and $0.50 respectively.

In accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”), the Company allocated a portion of the proceeds to the warrants, based on their applicable fair values. Amounts allocated to the warrants totaling $1,045, were recorded as additional paid in capital.

The fair value of the warrants was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.7%, dividend yield of 0%, volatility factors of the expected market price of the Commtouch Ordinary Shares of 1.384 and expected life of five years.

In accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingent Adjustable Conversion Rations” (“EITF 98-5”), the Company recorded as additional paid in capital $39 as the beneficial conversation feature of the January 2003 Loan. Amounts reflecting the fair value of the warrants and the beneficial conversion feature of the Loan have been recorded as discounts on the Loan. The discount related to the warrants and the beneficial conversion feature are amortized as financial expenses over the term of the January 2003 Loan.

In November 2003, the Company signed a new agreement (the “New Agreement”) with the lenders of the January 2003 Loan, to early convert their loan into equity of the Company, and to exercise half of the related warrants previously granted. According the New Agreement, the Company granted an inducement to the lenders, of an additional 375,000 shares and 375,000 warrants.

On December 26, 2003, the lenders converted the loan and accrued interest into 5,652,216 Ordinary Shares of the Company and, in accordance with the New Agreement, exercised warrants to purchase 187,518 shares, in consideration for approximately $1,017, which were received in full by January 2004.

The Company treated the modification and exchange of its debt as an inducement of conversion in accordance with Statement of Financial Accounting Standard 84 “Induced Conversions of Convertible Debt, an amendment of APB Opinion No. 26” (“FAS 84”). As such, the Company recognized expenses in a total amount of $526, upon conversion of an amount equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.

In accordance with EITF 00-27, upon conversion of the January 2003 Loan and the exercise of January 2003 warrants into Ordinary Shares of the Company, the beneficial conversion features and the discount related to the fair value of the warrants measured upon issuance and amortized through the maturity of the loan, were fully amortized and are recorded as financial expenses totaling $1,084.

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

As of December 31, 2003, in accordance with EITF 85-1, the Company recorded receivables on account shares, which were classified as an asset, at a total amount of $955 related to the exercise of the warrants (see note 6a), due to the fact the amount had not yet been received as of December 31, 2003. The Company received the total amount in January 2004.

b. On November 26, 2003, the Company signed an agreement (the "November 2003 Notes Agreement") for a private placement of $3,000 in senior convertible notes (the "November 2003 Notes") and related warrants (the "November 2003 Warrants") with a group of institutional investors. The notes mature in three years and bear interest at a rate of 8% per annum. The notes are convertible at any time, at the lenders’ option, into the Company’s Ordinary Shares at a fixed conversion price of $1.153. The lenders also received warrants to purchase 600,000 shares of the Company, exercisable within three year at an exercise price of $1.153 per share, subject to certain anti-dilution provisions (pursuant to which said exercise price was adjusted downward in late 2004 to $0.787, and the number of warrants was increased to 632,639). The issuance of the November 2003 Notes was contingent on the conversion of the January 2003 Loan and the exercise of the January 2003 warrants into equity. The total amount was received in full by January 2004.

According to the New Agreement, any delay in registration and/or effectiveness of the November 2003 Notes according to the registration requirements, can cause the occurrence of an event of default and redemption of the notes by the lenders, and/or penalties to be paid in cash. The Company classified the warrants fair value as liabilities according to EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock” (“EITF 00-19”).

During the last quarter of 2003, the Company paid issuance costs relating to Convertible Notes in a total amount of $353, consisting mainly of legal costs. In Accordance with APB 21, these costs were recorded as deferred expenses and are recognized over 36 months, the contractual term of the Notes. However, as mentioned in note 7b below, these were fully recognized at the end of 2004 when the convertible notes were repaid.

The November 2003 notes were fully repaid at the end of 2004 as part of the redemption amendment and exchange agreement. See note 7b for further discussion.

NOTE 7: SHAREHOLDERS’ EQUITY

The Ordinary Shares of the Company have been traded on the NASDAQ National Market and SmallCap Market, since July 1999 and 2002, respectively.

a.	As of December 31, 2004, Commtouch outstanding warrants issued to various parties, were as follows:

Issuance Date	Warrants granted for ordinary shares	Exercise price per share	Remaining warrants exercisable	Exercisable through

December 2001	175,000	$ 0.26	175,000	December 2006
January 2002	200,000	$ 0.29	200,000	January 2007
October 2002	26,754	$ 0.01	26,754	October 2007
February 2002	2,660,955	$ 0.37 - $2.00	2,630,133	April 2007
January 2003	5,652,216	$ 0.25 - $0.50	2,743,012	January 2008
July 2003	1,440,000	$ 0.50	1,065,000	August 2008
July 2003	1,600,000	$ 0.65	1,600,000	August 2008
December 2003	632,639	$ 0.787	632,639	December 2006
May 2004	2,706,967	$ 0.792	2,706,967	June 2009
October 2004	3,333,335	$ 0.90	3,333,335	October 2005

Total	18,427,866		14,818,662

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

* Subject to adjustments (see “Warrants Issued to Strategic Partners and Consultants” below).

Warrants to Private Placement Investors and lenders.

On February 27, 2002, Commtouch entered into a private placement agreement, whereby Commtouch issued approximately 4,400,000 Ordinary Shares against the investment of approximately $1,343 in a private placement to private investors. The purchasers in the private placement also received five–year warrants to purchase up to an additional 2,660,955 Ordinary Shares. The exercise price for one–third of the warrants is $0.37 per share, the exercise price for an additional one–third of the warrants is $1.00 per share and the exercise price for the final one–third of the warrants is $2.00 per share. These warrants remain exercisable and expire on April 15, 2007.

For January 29, 2003 details refer to Note 6a herein.

On July 10, 2003, Commtouch entered into an Ordinary Shares and Warrants Purchase Agreement with certain investors. Under this agreement, the Company received an investment of $1,440, and issued to the investors 2,880,000 Ordinary Shares and warrants to purchase within five years 1,440,000 Ordinary Shares at an exercise price of $0.50. Warrants totaling 325,000 and 50,000 shares were exercised in 2003 and 2004, respectively, leaving 1,065,000 warrants outstanding as at December 31, 2004. These warrants remain exercisable and expire on August 11, 2008.

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

As part of the settlement of significant outstanding and future lease obligations to Commtouch Inc.’s Mountain View facility lessor, Equity Office Properties (“EOP”), as well as Commtouch Inc.’s equipment vendor, Compaq Financial Services, the Company issued warrants to these service providers. The EOP fully vested warrant was issued in December 2001 and allows for purchase of up to 175,000 Ordinary Shares at a price of $0.26, and the Compaq fully vested warrant was issued in January 2002 and allows for purchase of up to 200,000 Ordinary Shares at a price of $0.29 per share. These warrants expire in December 2006 and January 2007, respectively.

The fair value for the EOP and Compaq warrants were estimated at the date of grant using a Black–Scholes Option Pricing Model with the following weighted–average assumptions: risk–free interest rates of 4.0%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Ordinary Shares of 1.482 and a contractual life of the warrant of 5 years after the warrant is vested. Accordingly, the Company recorded approximately $113 as compensation expense and included the amount in operating expenses.

Warrants to consultant and service providers.

As consideration for consulting services, on September 1, 2002 the Company issued a fully vested warrant to aconsultant for purchase of up to 206,897 of the Company’s Ordinary Shares at a price of $0.01 per share. The warrant was exercised in 2003.

The fair value for the warrant was estimated at the date of grant using a Black–Scholes Option Pricing Model with the following weighted–average assumptions: risk–free interest rates of 3.7%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Ordinary Shares of 1.482 and a contractual life of the warrant of 5 years. The fair value of the warrant was immaterial.

As consideration for consulting services, on October 1, 2002 the Company issued a fully vested warrant to a service provider to purchase of up to 26,754 of the Company’s Ordinary Shares at a price of $0.01 per share. The warrant expires on October 1, 2007.

The fair value for the warrant was estimated at the date of grant using a Black–Scholes Option Pricing Model with the following weighted–average assumptions: risk–free interest rates of 3.7%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Ordinary Shares of $1.482 and a contractual life of the warrant of 5 years. The fair value of the warrant was immaterial.

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

For November 26, 2003 details refer to Note 6b herein.

b.

On May 18, 2004, the Company entered into a Securities Purchase Agreement for the private placement of 5,131,583 Ordinary Shares of the Company at a purchase price of $0.76 per share to existing institutional investors for gross proceeds to the Company of approximately $3,900.

The investors also received five year warrants to purchase up to an additional 2,565,793 Ordinary Shares, with an exercise price of $0.836 per share. These warrants were subsequently adjusted in late 2004 due to anti-dilution protections contained therein, with the amount of such warrants being increased to 2,706,967 Ordinary Shares, and the exercise price being adjusted downward to $0.792.

In addition, the Company granted the investors additional investment rights to purchase up to an additional 5,131,583 Ordinary Shares at $0.836 per share for a period of one year following the effectiveness of the registration statement covering the resale of the Ordinary Shares underlying these rights. These additional investment rights were subsequently adjusted in late 2004 due to anti-dilution protections contained therein, with the amount of such rights being increased to 5,413,931 Ordinary Shares and the price being adjusted downward to $0.792. Upon such additional purchases the investors would also receive additional warrants to purchase up to an additional 2,565,793 Ordinary Shares, exercisable within five years, with an exercise price of $0.836 per share, subject to certain anti-dilution provisions (pursuant to which said exercise price was adjusted downward in late 2004 to $0.792, and the number of warrants was increased to 2,706,967).

In connection with this transaction, the Company granted the investors additional investment rights to reduce the conversion and exercise prices of the convertible notes and warrants issued to the investors in the November 26, 2003 transaction between those investors and the Company. The conversion price of the notes previously set at $1.153 was reduced to $0.83 and the exercise price of the initial warrants was similarly reduced. The fair value of such warrants in the amount of $583 was recorded as an adjustment to the warrant fair value. The fair value was calculated using the Black-Scholes pricing model, with the following weighted-average assumptions: risk-free interest rates of 3.41%, dividend yields of 0%, volatility factor of the expected market price of the Company’s Ordinary Shares of 1.34 and a weighted average expected life of the options of 3 years.

The conversion price of the additional notes and exercise price of the additional warrants issuable in connection with the November 26, 2003 transaction (against an exercise of the then existing option to loan additional funds) was reduced to $0.90. In addition, the exercise period for the additional loan option was extended for a period 18 months from the effectiveness of the registration statement (January 20, 2004). The closing of the financing occurred in late June 2004.

On October 31, 2004, the Company entered into a Redemption, Amendment and Exchange Agreement (“RAE”) that provided for the Company’s repayment of the outstanding convertible notes issued in the November 2003 transaction, plus the performance of certain other obligations delineated below. The transaction closed on December 9, 2004. Under the transaction:

1.	The Company repaid in full the $3,000 in principal amount, plus accrued interest, outstanding under the convertible notes.

2.

In exchange for the cancellation by the convertible note holders of their rights, pursuant to the terms of the November 2003 financing, to purchase up to $3,000 in additional notes convertible into approximately 3.3 million Ordinary Shares at a $0.90 conversion price (plus the issuance of an additional 600,000 warrants as warrant coverage thereon), the Company issued to such holders warrants to purchase an aggregate of approximately 3.3 million Ordinary Shares at an exercise price

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

of $0.90 per share. The fair market value of the warrants, calculated under the Black–Scholes model, amounted to $333 and was recorded as additional paid-in capital. The fair value was calculated using the Black-Scholes pricing model with the weighted average assumptions: risk free interest rate of 2.5%, dividend yields of 0%, volatility factor of expected market price of the Company’s Ordinary Shares of 1.231 and weighted average expected life of one year.

3.

The note holders (and the additional investor under the May 2004 Securities Purchase Agreement) waived certain rights restricting the ability of the Company to enter into the private placement described below under subparagraph c. In exchange for such waiver, the Company delivered to such persons an aggregate of 900,000 Series A Preferred Shares.

4.	The note holders’ security interests in Company assets were terminated.

5.

Loss for the year ended December 31, 2004 included a one time, non-cash charge of $1,296 in relation to the early repayment of the November 2003 convertible loan. The change was recorded as part of interest and other expenses in the income statement.

On October 31, 2004, the Company entered into a Securities Purchase Agreement (“SPA”) for the sale of Series A Preferred Shares to investors of the Company identified in the schedule of buyers to the SPA. The transaction closed on December 9, 2004. Under the transaction:

1.

The Company sold 6,380,000 Series A Preferred Shares to new and existing investors, including three of its current directors, for an aggregate purchase price of $3,190. The purchase price per share paid in the transaction was $0.50.

2.

The Series A Preferred Shares are convertible into the Company’s Ordinary Shares, and enjoy certain preferences and other rights relating to liquidation and business combinations, as described in the Amended and Restated Articles of Association (see Exhibit 1.2 to this Form 20-F).

A non-cash amortization of beneficial conversion feature, relating to the Series A Preferred Share in the amount of $141 was recorded.

In accordance with the terms of the SPA, the RAE and the requirements of EITF 98-05 and EITF 00-27, a beneficial conversion feature for the Series A Preferred Shares granted under the October 2004 agreements, was valued at approximately $1.9 million, and is to be amortized over a nine month period.

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

During 2001, the Company had forgiven a promissory notes of $143 for one of its employees and demanded the then current value of the shares ($7 relating to the 7,500 shares) and the full interest on the original note. Both interest and the adjusted note were repaid in March 2001. The Company accounted for this note in accordance with EITF 00–23 “Issues Related to the Accounting for Stock Compensation under APB 25 and FASB Interpretation No. 44” and EITF 95–16 “Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25”. During 2001, a note for $137 was repaid by another employee for 94,560 shares.

As of December 31, 2004 the notes were fully repaid. $102 and $263 was repaid in 2004 and 2003, respectively. During 2003, the Company collected $318 from two former employees covering most of the principal amounts due

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

under the applicable notes, and the balance of $67 was forgiven. Consequently based on the collection of the notes, the Company reversed the valuation allowance originally recorded in 2002 at an amount of $385. Accordingly, the Company, in 2003, recorded a recovery in the statement of operations for $318.

d. Repricing

On April 30, 2001, the Company’s Board of Directors approved the “repricing” of options previously granted to employees according to the criteria stated below. Accordingly, the Company filed a Tender Offer, which expired on September 14, 2001, and Commtouch accepted for exchange options to purchase 1,273,513 Ordinary Shares. Previously granted options were cancelled and new options were issued with an exercise price equal to the par value of the shares. In order to enjoy the repricing mechanism, previously granted stock options were required to meet the following conditions:

•	The exercise price of the original options exceeds $10
•	The option is issued but not exercised

The repriced stock options vest over three years with 1/3 vesting on February 15, 2002 and the remaining 2/3 vesting every six months for the following two years. In connection with this repricing, the Company charged approximately $234 as compensation expense in 2002 and 2003, respectively and $30 as compensation expense in 2004.

e. Stock Options:

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

The Company has reserved 11,460,000 Ordinary Shares for issuance under employee stock option plans and agreements. As of December 31, 2004, an aggregate of 3,382,217 Ordinary Shares of the Company are still available for future grant. Options granted under such plans and agreements expire generally after 10 years from the date of grant and terminate upon termination of the optionee’s employment or other relationship with the Company. The options generally vest ratably over a 4–year period. Certain repriced stock options offered to employees in a Tender Offer Statement of July 20, 2001, as amended, vest over a three year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the options period become available for future grant.

A summary of the Company’s share option activity under the plans is as follows:

	Number of Shares			Weighted Average Exercise Price

	2002	2003	2004	2002	2003	2004

Outstanding at beginning of period	2,915,689	2,733,545	4,370,508	$0.46	$0.17	$0.29
Granted	2,058,521	2,093,948	2,256,000	0.16	0.39	0.36
Exercised	(261,490)	(253,605)	(177,488)	0.02	0.14	0.17
Forfeited	(1,979,175)	(203,380)	(45,084)	0.60	0.15	1.56

Outstanding at end of period	2,733,545	4,370,508	6,403,936	$0.17	$0.29	$0.30

Exercisable at end of period	761,407	1,675,734	2,681,665	$0.21	$0.18	$0.20

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price, as follows:

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

Options Outstanding as of Exercise price	Weighted Average Remaining December 31, 2004	Weighted Average Contractual Life (years)	Options Exercisable as of Exercise price	Options Exercisable as of December 31, 2004	Weighted Average Price of Exercisable Options

$0.01–$0.01	486,276	6.69	$ 0.01	486,276	$ 0.01
$0.06–$0.09	500,000	7.77	$ 0.07	329,166	$ 0.07
$0.11–$0.20	1,769,708	7.93	$ 0.12	1,205,435	$ 0.12
$0.27–$0.28	540,122	6.96	$ 0.28	350,325	$ 0.28
$0.31–$0.56	2,315,500	9.63	$ 0.34	71,874	$ 0.50
$0.77–$0.96	615,500	8.94	$ 0.84	153,540	$ 0.83
$1.15–$1.45	176,830	5.95	$ 1.31	85,049	$ 1.36

$ 0.01–$1.45	6,403,936	7.79	$ 0.18	2,681,665	$ 0.20

Weighted average fair values and weighted average exercise prices of options whose exercise price are less or equals market price of the shares at date of grant are as follows:

	For exercise prices on the date of grant that:

	Equals market price Year ended December 31,			Are less then market price Year ended December 31,

	2002	2003	2004	2002	2003	2004

Weighted average exercise prices	$0.16	$0.40	$0.36	$0.01	$0.19	$0.36
Weighted average fair values on date of grant	$0.16	$0.40	$0.36	$0.16	$0.14	$0.36

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), pro forma information regarding net income (loss) and net income (loss) per share is required, and has been determined, as if the Company has accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2002, and 2003 and 2004: risk-free interest rates of 3.7%, 3.7% and 3.41% dividend yields of 0%, for each year, volatility factors of the expected market price of the Company’s Ordinary Shares of 1.416, 1.384 and 1.156, respectively, and a weighted average expected life of the options of 4 years.

The Company recorded deferred compensation representing the difference between the exercise price and the deemed fair value of the Company’s Ordinary Shares at the date of grant. Such amount is being amortized using the acceleration or the straight–line method over the vesting period of the options, generally four years.

f. Amended and Restated Non–Employee Directors Stock Option Plan:

The Company adopted the 1999 Non–Employee Directors Stock Option Plan. The original allotment of shares in this plan was in the amount of 180,000 Ordinary Shares and was increased in several tranches to 3,790,000.

From the annual meeting of shareholders in 2003, new directors joining the board are entitled to an option grant of 150,000 Ordinary Shares.

Each option granted under the Non–Employee Directors Plan originally was to have become exercisable with respect to one–fourth of the number of shares covered by such option three months after the date of grant and with respect to one–third of the remaining shares subject to the option every three months thereafter; however, this changed pursuant to an amendment to the plan approved by shareholders at the August 10, 2000 annual meeting of shareholders, such that options under subsequent grants become exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. However, certain options outstanding and unexercised at the time of the effective date of the Tender Offer Statement of July 20, 2001, as amended, were repriced in accordance with the terms of the Tender Offer Statement, as amended. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.

During 2004, the Company granted 1,780,000 options to non–employee directors at a weighted average exercise price of $0.56 per share (1,480,000 options related to options granted to the new Executive Chairman of the Board, and will

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

vest over 4 years). As of December 31, 2004, 883,549 options were vested and 3,387,614 were outstanding under the Amended and Restated 1999 Non–Employee Directors Stock Option Plan. The Company had accounted for this grant under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these warrants was estimated using a Black-Scholes option-pricing model. The total compensation amounted to approximately $460 and the compensation expenses for 2004 amounted to $57.

Due to changes in the Israeli tax code, grants to Israeli resident directors from the annual general meeting of shareholders will be made pursuant to the Amended and Restated Israeli Share Option Plan, though the grant amounts and vesting schedule will remain in accordance with the Non-Employee Directors Plan.

NOTE 8: INCOME TAXES

a.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 ("the Law"):

The Company’s production facilities in Israel have been granted “Approved Enterprise” status for three separate investment programs in 1992, 1996 and 2000 by the Israeli Investment Center under the Law for Encouragement of Capital Investments, 1959 (“the Law”). The Company’s first program was approved in 1995. The Company’s second and third programs (which were later cancelled) received a letter of approval in April 1996 and in December 2000, respectively.

During 2001, the “Approved Enterprise” status for the 1996 investment program was cancelled. During 2002, the “Approved Enterprise” status for the 2000 investment program was cancelled.

The Company has not yet generated taxable income and, thus, the tax benefits have not yet been utilized.

The tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 10% - 25% for an "Approved Enterprise". As of December 31, 2004, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

The benefits from the Company's Approved Enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959 and the regulations published under this law, as well as the criteria in the approval for the specific investment in the Company's "Approved Enterprise" programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company's management believes that it has complied with these conditions.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 35%.

b.       Reduction in corporate tax rate: In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) ("the Amendment"), which progressively reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007. The Amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004. As the Company currently has no taxable income, and as a valuation allowance was provided on all the deferred taxes was, the Amendment does not have an impact on the Company's results of operation or financial position.

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2c, the consolidated financial statements are presented in dollars. The

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.

d.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company", as defined by the law for the Encouragement of Industry (Taxation), 1969, and as such, is entitled to claim public issuance expenses over three tax years and accelerated depreciation on equipment.

e.        As of December 31, 2004, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 63,000. These net operating losses may be carried forward indefinitely and may be offset against future taxable income, and as such, a deferred tax asset was included in these financial statements. The change in the valuation allowance as of December 31, 2004 was an increase of $ 3,093.

f.        The U.S. subsidiary's carryforward tax losses through December 31, 2004, amounted to approximately $ 31,046. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2010 through 2025. In light of the subsidiary's recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

g.        The Company and its subsidiary have provided valuation allowances in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of net operating loss carryforwards between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The Company's deferred tax assets resulting from tax loss carryforwards are as follows:

	December 31,
	2003	2004

Deferred tax assets are as follows:
Operating loss carry–forwards	$48,682	$52,142
Non-deductible expenses and others	1,413	1,046

Net deferred tax asset before valuation allowance	50,095	53,188
Valuation allowance	(50,095)	(53,188)

Net deferred tax asset	$—	$—

Commtouch Software, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share and per share data)

i.	The Company's pretax losses from continuing operations are as follows:

	2002	2003	2004

Israel	$4,320	$4,214	$4,252
U.S.	2,619	2,620	2,941
Other	(1,349)	—	—

	$5,590	$6,834	$7,193

j.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carry forward due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

NOTE 9: GEOGRAPHIC INFORMATION

The Company conducts its business on the basis of one reportable segment (see Note 1 for brief description of the Company’s business). The Company has adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”.

a.	Revenues from external customers:
	2002	2003	2004

Israel	$416	$27	$164
U.S.A	1,207	275	1,291
Europe	1,436	—	33
Japan	356	27	35
Latin America	23	—	—

	$3,438	$329	$1,523

b.	The Company’s net amount of long–lived assets are as follows:

	2002	2003

Israel	$681	$300
U.S.A	158	90

	$839	$390

c.

During 2004, approximately 32% of the revenues were derived from customer A. During 2003, approximately 70% of the revenues were derived from three customers (33% from customer B, 25% from customer C, and 12% from customer D). During 2002, approximately 57% of the revenues were derived from two customers (39% from customer E and 18% from customer F).

NOTE 10: SUBSEQUENT EVENT (Unaudited)

The Company received approximately $1,200 against the issuance of approximately 3.2 million shares from the exercise of certain previously issued warrants. As an incentive for the immediate cash exercise of the warrants, the Company provided a discount in the exercise price of approximately 20%; those warrants with exercise prices out of the money (i.e. warrants priced at $1.00 and $2.00) were amended to provide for an exercise price of $0.58 per warrant share. The following are the exercise prices that were in the money and adjusted downward as a result of the discount: $0.25, $0.33, $0.37, $0.50 and $0.65. All of the shares underlying the exercised warrants were previously registered on Forms F-3, and such registration statements remained effective as of the date of the filing of this Form 20-F. The incremental value to the warrants holders was calculated based on the spread between the fair value of the warrants immediately prior to the transaction based on Black-Scholes pricing model and the intrinsic value immediately after the transaction (given that the time element was eliminated and the exercise price of the warrants was required within 48 hours). Accordingly the Company recorded a deemed dividend in the amount of $207.

Item 19 Exhibits

The list of exhibits required by this Item is incorporated by reference to the Exhibit Index which precedes the exhibits to this report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMMTOUCH SOFTWARE LTD.
By:	/s/ Devyani Patel
——————————————————
Devyani Patel
V.P. Finance
June 16, 2005

COMMTOUCH SOFTWARE LTD.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
U.S. Dollars in thousands

	Balance at the beginning of the period	Additions charged to cost and expenses	Deductions due to Write-offs	Balance at the end of the period

	(USD in thousands, except per share data)
Year ended December 31, 2002:
Bad debt	$570	$(40)	$(489)	$41
Deferred tax valuation allowance	41,845	2,578	—	44,423

Total	$42,415	$2,538	$(489)	$44,464

Year ended December 31, 2003:
Bad debt	$41	$—	$(41)	$—
Deferred tax valuation allowance	44,423	5,672	—	50,095

Total	$44,464	$5,672	$(41)	$50,095

Year ended December 31, 2004:
Bad debt	$—	$—	$—	$—
Deferred tax valuation allowance	50,095	3,093	—	53,188

Total	$50,095	$3,093	$—	$53,188

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)
1.2	Amended and Restated Articles of Association of the Company, as amended on December 6, 2004.
2.1	Specimen Certificate of Ordinary Shares.(1)
2.2	Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)
2.2.1	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of December 29, 1999.(4)
2.2.2	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of March 10, 2000.(5)
2.3	Reserved.
2.4	Form of Drag–Along Letter dated as of April 15, 1999. (1)
2.5	Reserved.
2.6	Reserved.
2.7

Company hereby agrees to furnish the Securities and Exchange Commission, upon request, with the instruments defining the rights of holders of long–term debt of the registrant with respect to which the total amount of securities authorized does not exceed 10% of the total consolidated assets of the Company.

2.8	Ordinary Shares and Warrants Purchase Agreement dated as of February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A Thereto. (31)
2.9	Text of Report on Form 6–K filed by the Registrant for the month of April 2003. (21)
2.9.1	Convertible Loan Agreement dated January 29, 2003, inclusive of Exhibits “A” through “D” thereto.(22)
2.9.2	Exhibit “F” to Convertible Loan Agreement dated January 29, 2003 – Form of Guaranty. (23)
2.9.3	Exhibit “G” to Convertible Loan Agreement dated January 29, 2003– Form of U.S. Subsidiary Security Agreement. (24)
2.9.4	Exhibit “H” to Convertible Loan Agreement dated January 29, 2003 – Form of Company Security Agreement. (25)
2.9.5	Exhibit “I” to Convertible Loan Agreement dated January 29, 2003 – Form of Collateral Agency Agreement. (26)
2.9.6	Exhibit “J” to Convertible Loan Agreement dated January 29, 2003 – Form of Patent and Trademark Security Agreement. (27)
2.9.7	Exhibit “K” to Convertible Loan Agreement dated January 29, 2003 – Opinion of Israeli Counsel to the Company. (28)
2.9.8	Exhibit “L” to Convertible Loan Agreement dated January 29, 2003 – Opinion of US Counsel to the Company.(29)
2.9.9	Addendum 1 to Convertible Loan Agreement.(30)
2.9.10	Addendum 2 to Convertible Loan Agreement.(11)
2.9.11	Addendum 3 to Convertible Loan Agreement.(42)

2.10	Text of Report on Form 6–K filed by the Registrant for the month of July 2003.(13)
2.10.1	Ordinary Shares and Warrants Purchase Agreement dated July 10, 2003, inclusive of Exhibits “A” and “B” thereto.(14)
2.11	Text of Report on Form 6–K filed by the Registrant for the month of August 2003.(15)
2.11.1	Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits “A” and “B” thereto.(16)
2.11.2	Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits “A” and “B” thereto.(17)

2.12	Text of Report on Form 6–K filed by the Registrant for the month of November 2003.(34)
2.12.1	Securities Purchase Agreement dated November 26, 2003.(35)
2.12.2	Exhibit “D” to Securities Purchase Agreement dated November 26, 2003 – Form of Registration Rights Agreement.(36)
2.12.3	Exhibit “A” to Securities Purchase Agreement dated November 26, 2003 – Form of Convertible Note.(37)
2.12.4	Exhibit “C” to Securities Purchase Agreement dated November 26, 2003 – Form of Warrant.(38)
2.12.5	Exhibit “K” to Securities Purchase Agreement dated November 26, 2003 – Form of Voting Agreement.(39)
2.12.6	Exhibit “E” to Securities Purchase Agreement dated November 26, 2003 – Form of Security Agreement.(40)
2.12.7	Exhibit “F” to Securities Purchase Agreement dated November 26, 2003 – Form of Guarantee.(41)
2.13	Text of Report on Form 6–K filed by the Registrant for the month of May 2004.(43)
2.13.1	Securities Purchase Agreement dated May 18, 2004.(44)
2.13.2	Exhibit “D” to Securities Purchase Agreement dated May 18, 2004 – Form of Registration Rights Agreement.(45)
2.13.3	Exhibit “A” to Securities Purchase Agreement dated May 18, 2004 – Form of Initial Warrants.(46)
2.13.4	Exhibit “B” to Securities Purchase Agreement dated May 18, 2004 – Form of Additional Investment Rights.(47)
2.13.5	Exhibit “C” to Securities Purchase Agreement dated May 18, 2004 – Form of Additional Warrants.(48)
2.14	Text of Report on Form 6–K filed by the Registrant for the month of November 2004.(49)
2.14.1	Securities Purchase Agreement dated October 31, 2004.(50)
2.14.2	Exhibit “A” to Securities Purchase Agreement dated October 31, 2004 – Form of Registration Rights Agreement.(51)
2.14.3	Redemption, Amendment and Exchange Agreement dated October 31, 2004.(52)
2.14.4	Exhibit “C” to Redemption, Amendment and Exchange Agreement dated October 31, 2004 – Form of Replacement Warrants.(53)

4.1	Company’s 1996 CSI Stock Option Plan and forms of agreements thereunder.(1)
4.2	Company’s form of Stock Option Agreement for Israeli Employees.(1)
4.3	Commtouch Software Ltd. 1999 Section 3(i) Share Option Plan.(8)
4.4	Amended and Restated 1996 CSI Stock Option Plan.(18)
4.5	Amended and Restated 1999 Section 3(i) Share Option Plan and form of option agreement thereunder.(19)
4.6	Amended and Restated 1999 Non–Employee Directors Stock Option Plan.(20)
4.7	Amended and Restated 1999 Israeli Share Option Plan [fka 1999 Section 3(i) Share Option Plan].(9)

4.8	Agreement of September 1, 2002 between AxcessNet Ltd. and Commtouch Software Ltd. plus Warrant for purchase of Registrant’s Ordinary Shares.(32)

4.9	Agreement of September 1, 2002 between AxcessNet Ltd. and Commtouch Software Ltd., plus Amendment 1 thereto.(33)
4.10	Consulting Agreement between Ian Bonner, Commtouch Software Ltd. and Commtouch Inc. dated June 1, 2004.
4.11	Agreement between Ian Bonner and Commtouch Software Ltd. dated June 9, 2004.
4.12	Agreement between Updata Capital, Inc. and Commtouch Software Ltd. of July 28, 2004
8	Subsidiaries of the Company (1. Commtouch Inc., a California corporation)
12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14a or 15d-14a
12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14a or 15d-14a
13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.
14.1	Consent of Kost, Forer, Gabbay & Kasierer, independent auditors.

_________________

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–78531.
(2)	Reserved.
(3)	Reserved.
(4)	Incorporated by reference to exhibit in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–89773.
(5)	Incorporated by reference to exhibits in Amendment No. 2 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–89773, filed March 28, 2000.
(6)	Reserved.
(7)	Reserved.
(8)	Incorporated by reference to Exhibit 10.2 to Registration Statement on Form S–8 No. 333–94995.
(9)	Incorporated by reference to Exhibit 10.5 to Registration Statement on Form S–8 No. 333-65532.

(10)	Reserved.
(11)	Incorporated by reference to Exhibit 2.9.10 to Annual Report on Form 20–F for the year ended December 31, 2002.
(12)	Incorporated by reference to Exhibit 1 to Report on Form 6–K for the month of May 2001, filed June 1, 2001.
(13)	Incorporated by reference to Report on Form 6–K for the month of July 2003, filed July 28, 2003.
(14)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of July 2003, filed July 28, 2003.
(15)	Incorporated by reference to Report on Form 6–K for the month of August 2003, filed August 15, 2003.
(16)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of August 2003, filed August 15, 2003.
(17)	Incorporated by reference to Exhibit 3 to Report on Form 6–K for the month of August 2003, filed August 15, 2003.
(18)	Incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-8 No. 333-65532.
(19)	Incorporated by reference to Exhibit 5 to Schedule TO, filed July 20, 2001.
(20)	Incorporated by reference to Exhibit 10.3 to Registration Statement on Form S–8 No. 333-65532.
(21)	Incorporated by reference to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(22)	Incorporated by reference to Exhibit 1 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(23)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(24)	Incorporated by reference to Exhibit 3 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(25)	Incorporated by reference to Exhibit 4 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(26)	Incorporated by reference to Exhibit 5 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(27)	Incorporated by reference to Exhibit 6 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(28)	Incorporated by reference to Exhibit 7 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(29)	Incorporated by reference to Exhibit 8 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(30)	Incorporated by reference to Exhibit 9 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(31)	Incorporated by reference to Exhibit 2.8 to Annual Report on Form 20–F for the year ended December 31, 2001.
(32)	Incorporated by reference to Exhibit 4.24 to Annual Report on Form 20–F for the year ended December 31, 2002.
(33)	Incorporated by reference to Exhibit 4.25 to Annual Report on Form 20–F for the year ended December 31, 2002.

(34)	Incorporated by reference to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(35)	Incorporated by reference to Exhibit 1 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(36)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(37)	Incorporated by reference to Exhibit 3 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(38)	Incorporated by reference to Exhibit 4 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(39)	Incorporated by reference to Exhibit 5 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(40)	Incorporated by reference to Exhibit 6 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(41)	Incorporated by reference to Exhibit 7 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(42)	Incorporated by reference to Exhibit 2.9.11 to Annual Report on Form 20-F for the year ended December 31, 2003.
(43)	Incorporated by reference to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(44)	Incorporated by reference to Exhibit 99.1 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(45)	Incorporated by reference to Exhibit 99.2 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(46)	Incorporated by reference to Exhibit 99.3 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(47)	Incorporated by reference to Exhibit 99.4 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(48)	Incorporated by reference to Exhibit 99.5 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(49)	Incorporated by reference to Report on Form 6–K for the month of November 2004, filed November 5, 2004.
(50)	Incorporated by reference to Exhibit 99.3 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.
(51)	Incorporated by reference to Exhibit 99.4 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.
(52)	Incorporated by reference to Exhibit 99.5 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.
(53)	Incorporated by reference to Exhibit 99.6 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.