Form 20-F
period 2005-12-31
COMMTOUCH SOFTWARE LTD
filed 2006-06-27
CIK 1084577

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2005).

Ordinary Shares, par value NIS 0.05	55,886,072
Series A Preferred Shares, par value NIS 0.05	5,330,000

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

Not Applicable

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “Commtouch,” “the Company,” “we,” “us” or “our” are to Commtouch Software Ltd. or its wholly–owned subsidiary, Commtouch Inc., as relating to consolidated financial information contained herein, and former majority–owned subsidiary, Commtouch K.K. (Japan) (during 2002 Commtouch divested itself of its majority holdings and retained an equity interest in this company, which is now known as Imatrix Corporation).

The selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(USD in thousands, except per share data)
Selected Data
Revenues	$13,588	$3,438	$329	$1,523	$3,925
Loss from continuing operations	$(42,991)	$(5,590)	$(6,834)	$(7,193)	$(2,690)
Basic and diluted net loss from continuing Operations per share	$(2.51)	$(0.27)	$(0.28)	$(0.18)	$(0.09)
Total assets	$9,545	$2,984	$6,855	$5,479	$7,995
Long-term liabilities (excluding LT Deferred Revenues)	$940	$413	$2,931	$564	$638

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

Business Risks

If the market does not continue to respond favorably to our current anti-spam and anti-virus solutions, or our future solutions do not gain acceptance, we will fail to generate revenues.

Our success depends on the continued acceptance and use of our anti-spam solutions by current and new enterprise, Original Equipment Manufacturer (“OEM”) and Internet Service Provider (“ISP”) customers and partners. We have been selling our anti-spam products for over two years and our Zero-Hour™ virus outbreak detection product for approximately one year, so our participation in the secure messaging industry is still at a relatively early stage. Market demand for anti-spam and anti-virus solutions in general appears to remain strong, and the global reach of our offerings has enabled us to become participants in licensing discussions with a number of potential OEM partners. Those of our current OEM partners that have completed the integration of our solutions into their own and begun selling them to their customers appear to be satisfied with levels of effectiveness of these solutions.

However, as the market for secure messaging products matures, we expect to see continuing competitive pressures and demands for more even higher quality products at lower prices. If our solutions do not continue to evolve to meet market demand, or newer products on the market prove more effective, our business could fail. Also, if the market for anti-spam solutions fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically.

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

Dependence upon OEM partners and resellers, and product concentration.

We expect to continue to be dependent upon resellers and OEM partners for a significant portion of our revenues, which will be derived from sales of our anti-spam and virus outbreak detection solutions. Also, we are still developing our distribution channels. Our operating results and financial condition may be materially adversely affected if:

• Our limited product suite fails to remain attractive in the secure messaging market;

• Anticipated orders or royalty payments from these resellers and OEM partners fail to materialize;

• We are unable to locate and or sign additional OEM partners (given the limited pool of available candidates for our technology); or

• Some of the key resellers or OEM partners cease the promotion of our business.

Our quarterly operating results may fluctuate, which could adversely affect the value of your investment.

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

•	Our ability to successfully develop and market our anti-spam and anti-virus solutions to new markets, both domestic and international;
•	The continued market acceptance of our new anti-spam and anti-virus solutions;
•	The threat of delisting by Nasdaq;
•	Our ability to expand our workforce with qualified personnel, as may be needed;
•	Unanticipated bugs or other problems affecting the providing of our new anti-spam and anti-virus solutions to customers;
•	The success of our resellers’ and OEM partners’ sales efforts to potential customers;
•	The solvency of our resellers and OEM partners and their ability to allocate sufficient resources towards the marketing of our anti-spam and anti-virus solutions to their potential customers;
•	Our OEM partners’ ability to effectively integrate our solutions into their product offerings;
•	The rate of adoption of anti-spam and anti-virus solutions by customers;
•	Our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;
•	The substantial decrease in information technology spending;
•	Pricing of our solutions;
•	Our ability to timely collect fees owed by resellers and OEM partners; and
•	The effectiveness of our customer support, whether provided by our resellers and OEM partners, or directly by Commtouch.

We commenced operations in 1991. Up to 1998, we focused on selling, maintaining and servicing stand-alone email client software products for mainframe and personal computers. From 1998 through 2001, we were a provider of outsourced Web-based email services and, during the first half of 2002, we concentrated on marketing our software messaging solution. In mid-2002, we began focusing exclusively on completing development of and selling our anti-spam solutions and in late 2004 we also began marketing our anti-virus solution. These changes required that we adjust our business processes and readjust the workforce at Commtouch, which caused fluctuations in our results from operations. While during the past two years our business has been more stable and we have had recent success in particular in signing agreements with OEM partners, we remain a relatively thinly capitalized organization and, therefore, subject to future fluctuations in our results of operations if any of the enumerated risks occurs. As an example, our current and future expense levels are to a large extent fixed, so we may be unable to adjust spending quickly to compensate for any revenue shortfall caused by any of the enumerated risks described herein. Thus, any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.

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

Our ability to continue to increase our revenues will depend on our ability to successfully execute our sales and business development plan.

The complexity of the underlying technological base of our anti-spam and anti-virus solutions and the current landscape of the secure messaging market require highly trained sales and business development personnel to educate prospective resellers, OEM partners and customers regarding the use and benefits of our solutions. It may take time for our current and future employees, OEM partners and resellers to learn how to most effectively market our solutions. As a result, our sales and business development personnel may not be able to compete successfully against larger, more heavily financed and more experienced sales and business development departments of our competitors.

We have a history of losses and may never achieve profitability.

We incurred net losses of approximately $6.8 million in 2003, $7.2 million in 2004 and $ 2.7 million in 2005. As of December 31, 2005, we had an accumulated deficit of approximately $170 million. We are participating in a relatively new market, we have not achieved profitability in any period and we might continue to incur net losses in the future. If we do not achieve profitability, our share price may decline further.

Risk of Litigation.

Legal proceedings can be expensive, lengthy and disruptive to normal business operations, regardless of their merit. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on the Company’s business, results of operations or financial condition.

Indemnification of directors and officers.

The Company has agreements with its directors and officers, subject to Israeli law, that provide for the Company to indemnify these office holders for any of the following obligations or expenses incurred as a result of an act or omission of such persons in their capacity as office holders: (a) any monetary liability imposed upon such a office holder for the benefit of a third party pursuant to a court judgment, including a settlement or an arbitrator’s decision, confirmed by a court, (b) reasonable legal costs, including attorney’s fees, expended by a office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either i) no financial liability was imposed on the office holder in lieu of criminal proceedings or ii) financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and (c) reasonable litigation expenses, including legal fees, actually incurred by such a office holder or imposed upon the office holder by a court order, in a proceeding brought against the office holder by or on behalf of the Company or by others, or in a criminal action in which he was acquitted, or in a criminal action which does not require proof of criminal intent in which he was convicted.

Risk due to economic conditions.

Should economic conditions worsen, our ability to sell our anti-spam and anti-virus solutions could be negatively impacted. Furthermore, even if we are successful in selling our solutions, our ability to collect outstanding receivables may be significantly impacted by liquidity issues of our resellers’ customers, OEM partners’ customers or our resellers or OEM partners themselves, which may negatively affect our ability to recognize future revenue based on sales. As a result, we may experience shortfalls in our future revenues.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. The loss of our software developers may also adversely affect our anti-spam and anti-virus solutions, therefore causing our operating results to suffer and the value of your investment to decline. We do not have employment agreements inclusive of set periods of employment with any of these key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

Our low head-count of 36 employees (as of April 1, 2006) continues to strain our operational resources, and the lack of sufficient personnel may compromise our ability to enhance revenues.

Our business and operating results could suffer if we do not successfully address the risks inherent in doing business overseas.

As of December 31, 2005, we had sales offices in Israel and the United States. We also are marketing our anti-spam and anti-virus solutions in international markets by utilizing appropriate distribution channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

•	Differing technology standards;
•	Inability of distribution channels to successfully market our anti-spam and anti-virus solutions;
•	Export restrictions;
•	Difficulties in collecting accounts receivable and longer collection periods;
•	Unexpected changes in regulatory requirements;
•	Political and economic instability;
•	Potentially adverse tax consequences;
•	The adoption of new legal penalties which may discourage the distribution of unsolicited email messages; and
•	Limited enforcement mechanisms for protecting intellectual property rights.

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

Our solutions may be adversely affected by defects, which could cause our customers, OEM partners or end users to stop using our solutions.

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

Our solutions may be adversely affected if we are not able to receive a sufficient sampling of internet traffic

Our anti-spam and anti-virus solutions are dependent, in part, on the ability of our Detection Center to analyze, in an automated fashion, live feeds of internet traffic. If we were to suffer an unanticipated, substantial decrease in such traffic, the effectiveness of our technology would drop, and our product offerings would become less attractive.

Investment Risks

If we will be in need of additional capital, we may not be able to secure additional funds on acceptable terms and the Company could fail.

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

Although the Company has exhibited incremental improvement in its financial condition, especially during the latter half of 2005, the Company remains very thinly capitalized. As such, we might become dependent upon raising additional funds to finance our business. Our cash balance (including marketable securities) was approximately $6,486,000 at December 31, 2005. Based on the cash balance at December 31, 2005, additional funds totaling approximately $1,000,000 raised as a result of exercises of options and warrants during the first quarter of 2006, current projections of revenues, related expenses and the ability to further curtail certain discretionary expenses, the Company believes it has sufficient cash to continue operations through at least June 2007.

If additional funding becomes necessary and we are unable to raise those funds, the Company could fail. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. Even if available on acceptable terms, any such additional funding may result in significant dilution to existing shareholders.

In the past we have received funds for the development of our business from the State of Israel through the Office of the Chief Scientist, or the OCS. For additional information pertaining to the status of the OCS grants, see Item 10. Additional Information - “ISRAELI TAXATION AND DEVELOPMENT PROGRAMS”, “Law for the Encouragement of Industrial Research and Development, 5744-1984”.

If we cannot continue to satisfy Nasdaq’s maintenance requirements, it may delist our Ordinary Shares from its Capital Market and we may not have an active public market for our Ordinary Shares. The absence of an active trading market would likely make our Ordinary Shares an illiquid investment.

Our Ordinary Shares are quoted on The Nasdaq Capital Market. To continue to be listed, among other requirements, we are required to maintain shareholders’ equity of at least $2,500,000, or market value of our outstanding shares (excluding shares held by Company insiders and principal shareholders) of at least $35,000,000, or we must have realized at least $500,000 in net income from continuing operations in our last fiscal year or in two of our last three fiscal years. While as of the date of the filing of this Form 20-F we believe we meet Nasdaq’s listing requirements, we have had a history of falling out of compliance and subsequently regaining compliance.

On May 10, 2004, we received a Nasdaq Staff Determination letter indicating that Commtouch had failed to comply with the shareholders' equity, net income and market value of publicly held shares requirements for continued listing, as set forth in Nasdaq's Marketplace Rule 4320(e)(2)(B), and that Commtouch’s securities were therefore subject to delisting from The Nasdaq SmallCap Market (since renamed “The Nasdaq Capital Market”). Commtouch appealed the Nasdaq Staff Determination and a hearing was held on June 17, 2004 before a Nasdaq Listing Qualifications Panel (“Panel”) to review the Staff Determination. The Panel, in its decision of June 28, 2004, determined that the Company’s Ordinary Shares would continue to be listed on The Nasdaq SmallCap Market pursuant to an exception from the requirement that the Company maintain at least $2.5 million in shareholders’ equity. The Panel imposed several conditions to the continued availability of that exception. Commtouch met those conditions and, in June 2005, the exception was removed and Commtouch regained full compliance with Nasdaq’s listing requirements. Thereafter, Commtouch temporarily fell out of compliance and, as a result of the October 2005 private placement, once again regained compliance.

In addition, the Company must continue to maintain compliance with all other requirements for continued listing on The Nasdaq Capital Market. Commencing May 29, 2006, the Company also will be required to maintain a minimum $1.00 bid price per Ordinary Share. Failure to satisfy any of the foregoing conditions may result in the Company’s delisting.

Also, Nasdaq may delist our Ordinary Shares if it deems it necessary to protect investors and the public interest.

There can be no assurance that the Company will continue to have the ability to meet the Nasdaq’s listing requirements. If our shares are delisted by the Nasdaq, trading in our shares may be conducted in the over-the-counter market in the so-called “pink sheets” or, if available, the “OTC Bulletin Board Service.” As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares.

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

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of the voting power in the Company (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 32.67% of our outstanding Ordinary Shares and convertible Series A Preferred Shares (aggregated for purposes of determining voting power, on a non-converted basis) as of March 31, 2006. Included in the calculation of voting power are (i) warrants and options exercisable by the affiliated entities within 60 days thereof and (ii) additional shares resulting from the conversion of Series A Preferred Shares by such affiliated entities. If they vote together (especially if they were to convert all beneficial holdings into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

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

The sale, or availability for sale, of substantial quantities of our Ordinary Shares may have the effect of further depressing its market price. A large number of our Ordinary Shares which were previously subject to resale restrictions are currently eligible for resale under various registration statements declared effective by the SEC, including those shares that will be eligible for resale due to the exercise of warrants issued during 2005 and prior periods. The additional Ordinary Shares created by the exercise of warrants will dilute existing Ordinary shareholders.

Risk of failure to honor registration rights for the 2002 through 2005 private placements.

According to registration rights agreements with the selling securityholders listed under registration statements on Forms F-3 filed with the SEC on May 15, 2002, October 20, 2003, January 6, 2004, July 1, 2004, January 10, 2005, January 31, 2005 and on January 25, 2006, should the Company fail to maintain the effectiveness of those registration statements for the periods stated in the respective agreements, the Company risks having imposed on it liquidated damages as defined in those agreements. For example, one of the October 31, 2004 agreements provides for liquidated damages of up to one million additional unregistered Series A Preferred Shares. For details about the liquidated damages for the 2002 private placement, refer to Exhibit 2.8 of the Report on Form 20-F filed on April 26, 2002. For details about the liquidated damages for the July 2003 private placements, refer to the Report on Form 6-K for the month of July, filed on July 28, 2003, and for the month of August filed on August 15, 2003. For details about the liquidated damages for the January 2003 private placement, refer to Exhibit 2.9.11 of the Report on Form 20-F filed on June 18, 2004. For details about the liquidated damages for the November 2003 private placement, refer to Form 6-K for the month of November, filed December 2, 2003. For details about the liquidated damages for the May 2004 private placement, refer to Form 6-K for the month of May, filed May 19, 2004. For details about the liquidated damages for the two October 31, 2004 transactions, refer to Form 6K for the month of November, filed November 5, 2004. For details about the liquidated damages for the October 2005 private placement, refer to Form 6-K for the month of October, filed October 11, 2005.

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

During 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed in the United States two anti-spam related patent applications, claiming priority for prior periods based on filings of U.S. Provisional Patent Applications, and one virus outbreak detection related patent application. We may seek to patent certain additional software or other technology in the future. Any such patent applications might not result in patents issued within the scope of the claims we seek, or at all.

In early 2005, we secured an exclusive marketing agreement for Distributed Checksum Clearinghouse (“DCC”) software, an anti-spam solution distributed by Rhyolite Software, LLC, and we extended this agreement for an additional year during early 2006. We are engaged in the commercial licensing of this software. If we are unable to successfully enforce our rights in this software and arrive at licensing agreements with commercial users of DCC, our business may suffer, since we will not receive DCC licensing fees that we believe we are entitled to.

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

We cannot be certain that our software does not infringe issued patents that may relate to our anti-spam or anti-virus solutions. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications previously may have been filed which relate to our anti-spam and virus outbreak detection solutions. Therefore, other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by ourselves and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We may not have the proper resources in order to adequately defend against such claims.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and most of the Arab countries in the region. Peace talks between Israel and the Palestinian Authority began in the early 1990s, but they broke down in mid-2000. Attacks on Israel by Palestinian terrorists, and military responses by Israel, have accelerated considerably since late 2000. Any ongoing or revived hostilities and any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations.

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

Prior to 1998, we received grants from the Government of Israel, through the Office of the Chief Scientist, or OCS, for the financing of a significant portion of our research and development expenditures in Israel. These grants totaled $0.6 million. In 1999 and 2000, we did not receive any grants from the OCS. In 2001 we received $0.6 million and in 2002 we received $0.2 million. While we submitted an application for an additional grant in 2003, we decided not to draw any funds thereunder during 2003. We did not submit an application for funding during 2004 or 2005. However, we may apply for additional grants in the future. The OCS budget has been subject to reductions which may affect the availability of funds for possible future grants. Therefore, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants.

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

Under the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology developed with OCS funding. OCS approval is not required for the export of any products resulting from the research and development, or for the licensing of the technology in the ordinary course of business. There is no assurance that we will receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

•

we could be required to pay the OCS a portion of the consideration we receive upon any sale of such technology to an entity that is not Israeli. The scope of the support received, the royalties that were paid by us, the amount of time that elapsed between the date on which the know-how was transferred and the date on which the grants were received, as well as the sale price, will be taken into account in order to calculate the amount of the payment; and

•

the transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of the manufacturing that is foreign).

These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel. The restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.

The tax benefits from our approved enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

The Investment Center of the Israeli Ministry of Industry and Trade has granted approved enterprise status to several investment programs at our manufacturing facility. The portion of our income derived from these approved enterprise programs, commencing when we begin to generate net income from these programs, will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes during the period in which we would have benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

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

We are a provider of secure messaging products to enterprise customers and OEM distribution partners, including real-time anti-spam and virus outbreak detection solutions. The Company offers its secure messaging solutions to small, medium and large enterprises through a variety of third party distribution channels. The solutions are also available for integration with security, content filtering, anti-virus and other filtering solutions through alliances and strategic partnerships. A combination of proprietary patented and patent-pending technologies makes it possible for Commtouch to detect, alert and block spam and virus attacks as they are distributed over the Internet. At the core of Commtouch secure messaging offerings is Commtouch’s proprietary Recurrent Pattern Detection (RPD)™ technology which, in general terms, analyzes messages associated with mass email outbreaks and directs the blocking of such emails, without the need to analyze individual messages.

Commtouch Offerings

Our enterprise anti-spam solution consists of both a software element (the “Enterprise Gateway”) and a service component (the “Detection Center”). At the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam detection services from the Detection Center, all allowing for real-time reaction to worldwide spam attacks. At the heart of the solution, however, is the Detection Center, which detects new spam attacks as soon as they are launched and distributed over the Internet. The Detection Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations worldwide. The Detection Center collects information from multiple sources about new spam attacks, analyzes the input using Commtouch patented technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized and accurate resolution.

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

Further, we are selling our Zero-Hour™ virus outbreak detection service, which is built on our proprietary RPD technology. This solution provides customers with the ability to block “malware”, including email transmitted viruses, in real time, as and when the initial attack occurs. During the initial attack phase traditional anti-virus vendors are typically analyzing messages to determine whether they are indeed infected with a virus. It is this critical lag in response time by traditional anti-virus vendors that the Zero-Hour solution has been developed to remedy.

Lastly, we are marketing an Internet Solution Provider anti-spam solution (“ISP Solution”). ISPs purchasing this solution will install Commtouch software (“engine”) on a front end server (in front of the ISP’s messaging server), which will initially receive and classify email, in conjunction with the detection capabilities of the Commtouch Detection Center. ISPs will be allowed the flexibility of defining which Internet protocols (IPs) will be banned from delivering messages to their messaging system, and those messages that are allowed to enter but are suspected of being spam will be delivered to end users with a special tag identifying them as suspected spam.

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

As we have only recently entered a relatively new market for real-time virus protection products, we cannot predict with any degree of certainty which factors will ultimately prove to be critical in determining the success of our Zero-Hour solution. However, the fact that this engine is built on our proven RPD technology should provide us with a platform from which to market this product, both to existing and future customers.

Financing Transactions During 2005

To enhance the Company’s overall financial position and increase shareholders’ equity in order to maintain the listing of the Company’s shares on the Nasdaq Capital Market, the Company entered into the following financing transactions during 2005:

During March and April 2005, the Company received approximately $1,200 against the issuance of approximately 3.2 million shares from the exercise of certain previously issued warrants. As an incentive for the immediate cash exercise of the warrants, the Company provided a discount in the exercise price of approximately 20% for warrants which were in the money and for those out of the money, the exercise price was significantly adjusted downward prior to applying the 20% discount.

On October 11, 2005, the Company announced that it closed a private placement of 6 million Ordinary Shares of the Company at a purchase price of $.50 per share for gross proceeds to the Company of $3 million. The investors also received two sets of warrants, each representing an option to purchase up to 1.5 million Ordinary Shares, with one set exercisable within nine months at a per share price of $0.50 and the other set exercisable within five years at a per share price of $0.65.

A more complete description of this transaction may be found in the Company’s Form 6–K filed with the SEC for the month of October 2005, which is incorporated herein by reference under Exhibit 2.15 to this Form 20–F. This description is qualified in its entirety by reference to the text of the Securities Purchase Agreement, which is referenced in this Form 20–F under Exhibits 2.15.1 through 2.15.5.

Intellectual Property

We regard our patented and patent pending anti–spam and anti-virus technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. During 2004, we purchased a United States patent, Patent No. 6,330,590, which we believe to be an integral part of our patent strategy aimed at protecting our proprietary anti-spam technology. During 2005, we filed in the United States two anti-spam related patent applications, claiming priority for prior periods based on filings of U.S. Provisional Patent Applications, and one virus outbreak detection related patent application. In early 2005, we secured an exclusive marketing agreement for Distributed Checksum Clearinghouse (“DCC”) software, and we are engaged in the commercial licensing of this software.

We are only actively maintaining our registered trademark for “COMMTOUCH”, which is registered in the U.S., Canada, India, Israel, European Union, China, Mexico, Norway, Taiwan, Russian Federation, South Korea and Australia. While previous registrations of COMMTOUCH (New Zealand, through November 5, 2006), PRONTO (Canada and South Korea); COMMTOUCH SOFTWARE (Australia, through May 17, 2006); PRONTO MAIL (New Zealand) may still be in force, we are not currently actively maintaining these trademarks and they will lapse. We also have a pending trademark application for COMMTOUCH in Brazil. Since at least September 2003, we are also claiming trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our secure messaging solutions.

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

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the federal government, i.e. CAN-SPAM Act, and some states, with the CAN-SPAM Act superseding some state laws or certain elements thereof. See also disclosure under “Item 3. Key Information– RISK FACTORS—Business Risks— “Governmental regulation and legal uncertainties could impair the growth of the Internet, decrease the distribution of unsolicited bulk (spam) email and decrease demand for our anti-spam solutions or increase our cost of doing business.”. Despite this legislation, we have not seen abatement in the amount of spam traffic on the Internet.

The growth and development of the spam market may prompt calls for more stringent Internet user protection laws that may limit the ability of companies promoting or delivering spam online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. All or some of the above laws could decrease the demand for our anti–spam and anti-virus solutions and increase our cost of doing business, or otherwise harm our business and operating results.

Employees

As of December 31, 2005, 2004 and 2003, we had 35, 45 and 40 full–time employees, respectively. None of our U.S. employees are covered by a collective bargaining agreement. As of April 1, 2006, we had 36 employees. We believe that our relations with our employees are good.

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

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects - “Revenue Sources” and the F pages to this Form 20-F below.

Capital Expenditures and Divestitures for Last Three Financial Years

Commtouch divested itself of one subsidiary company during the last three financial years: Commtouch (UK) Ltd, which was dissolved during 2003.

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

Overview

From 2003 through 2005, the focus of our business has been the development and selling, through reseller and OEM distribution channels, anti-spam Zero-Hour virus outbreak detection solutions to enterprise class customers. While no uniform definition of spam exists, the Company generally defines “spam” as the sending of unsolicited bulk email for commercial and non–commercial purposes.

Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are revenue recognition, investment in affiliate and commitments and contingencies.

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is probable. The service component of the Company’s solutions is considered essential to the functionality of the software components. Furthermore, the software components cannot be used on a standalone basis, or with another party’s service. The customer has no ability to run the software or the SDK on its own hardware. As the software portion of the product can not stand on its own, the Company considers each sale as a service arrangement. Therefore, Revenues deriving from anti-Spam services are recognized ratably over the life of each service, which generally includes a term period of one year to three years. The Company’s revenue recognition policy is discussed in Note 2 of Notes to Consolidated Financial Statements.

Investment in Imatrix

The investment in Imatrix is accounted for under the equity method. Management evaluates the investment in the venture for evidence of other than temporary decline in value. When relevant factors indicate a decline in value, which is other than temporary, we will record a provision for the decline in value. As of December 31, 2005, no such decline in value has been indicated.

Commitments and Contingencies

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

Revenue Sources

Service Fees.

We started to recognize revenues from anti-spam solutions during the third quarter of 2003, and continued to recognize anti-spam solution sales revenues throughout 2004 and 2005. We also recognized Zero-Hour virus outbreak detection revenues during 2005. Revenues from anti-spam and Zero-Hour virus outbreak detection services are recognized when persuasive evidence of an arrangement exists, services are provided, the fee is fixed or determinable and collectibility is probable. Revenues deriving from anti-spam and Zero-Hour virus outbreak detection services are recognized ratably over the life of the service period.

Patent License Fees.

During 2005, we also began to recognize revenues from our patent licensing program. While these revenues were not significant during 2005, we anticipate additional revenues going forward. Revenues from patent licenses are recognized when persuasive evidence of an arrangement exists, delivery has occurred and the Company has no further obligations, the fee is fixed or determinable and collectibility is probable.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2003, 2004 and 2005 (in thousands):

	2003*	2004*	2005

Revenues - email and anti-spam services	$329	$1,523	$3,925
Cost of revenues	581	637	700

Gross profit (loss)	(252)	886	3,225

Operating expenses:
Research and development	1,593 *	1,564 *	1,524
Sales and marketing	1,875	3,691	2,476
General and administrative	1,191 *	1,824 *	1,881
Amortization of stock-based employee deferred compensation	247	30	—

Total operating expenses	4,906	7,109	5,881

Operating loss	(5,158)	(6,223)	(2,656)
Interest and other income (expenses), net	(1,967)	(880)	141
Equity in earnings (losses) of affiliate	291	(90)	(175)

Net Loss	(6,834)	(7,193)	(2,690)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	(141)	(1,751)

Net loss attributable to ordinary and equivalently participating shareholders	$(6,834)	$(7,334)	$(4,441)

* - reclassed to conform to current year presentation

Comparison of Years Ended December 31, 2005 and 2004

Revenues. Revenues increased $2.4 million from $1.5 million in 2004 to $3.9 million in 2005. Revenues increased in 2005 as we gained market share.

Cost of Revenues. Due to an increase in sales, cost of revenues increased marginally in 2005 compared to 2004. Cost of revenues did not increase in the same proportion as sales in 2005 due to economies of scale. Most costs of revenues are fixed and are not affected by increases or decreases in revenues.

Research and Development. Research and development expenses remained stagnant at approximately $1.6 million in 2005 and 2004. We expect to maintain this expense level in 2006.

Sales and Marketing. Sales and marketing expenses decreased 33% from $3.7 million in 2004 to $2.5 million in 2005, as we reduced headcount and marketing efforts in order to keep costs down. Our shift in focus to an OEM based sales strategy resulted in a decreased need for sales employees. Sales and marketing personnel were reduced from 17 to 12 from the end of 2004 to 2005.

General and Administrative. General and administrative expenses increased 3% from $1.8 million in 2004 to $1.9 million in 2005.

Amortization of Stock–Based Employee Deferred Compensation. Our stock–based employee deferred compensation expenses decreased from $0.03 million in 2004 to zero in 2005. Deferred compensation expenses related to the repricing of stock options during 2001, which was amortized using the straight–line method over a three year vesting schedule. This amortization concluded during the first quarter of 2004.

Equity in Earnings (Losses) of Affiliate. Our equity in earnings (losses) of affiliate increased 94% from $0.09 million for 2004 to $0.18 million in 2005. This represents 32% of losses in Imatrix.

Interest and Other Income (Expenses), Net. Our interest and other income (expenses), net, decreased from net expenses of $0.9 million for 2004 to net income of $0.1 million in 2005, primarily due the elimination of debt in late 2004, thus no interest payments in 2005 instead we earned interest from the equity financing round in 2005.

Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares. The amortization of beneficial conversion feature relating to convertible Series A Preferred Shares for 2005 was $1.8 million compared to $0.1 million in 2004. The beneficial conversion feature was recorded as a result of the difference between the private placement proceeds allocated to the Series A Preferred Shares and the transaction date fair value of the Ordinary Shares issuable upon conversion of Series A Preferred Shares.

Comparison of Years Ended December 31, 2004 and 2003

Revenues. Revenues increased $1.2 million from $0.3 million in 2003 to $1.5 million in 2004. Revenues increased in 2004 as the anti-spam solutions were available for the full year 2004 and as we gained market share. 2003 revenues includes revenues from email services and from sales of anti-spam solutions, which started in the third quarter of 2003. (see Note 2g to the Notes to Consolidated Financial Statements).

Cost of Revenues. Cost of revenues increased marginally in 2004 compared to 2003, due to an increase in sales. Cost of revenues did not increase in the same proportion as sales in 2004 due to economies of scale. Most costs of revenues are fixed and are not affected by increases or decreases in revenues.

Research and Development. Research and development expenses remained stagnant at approximately $1.6 million in 2004 and 2003.

Sales and Marketing. Sales and marketing expenses nearly doubled from $1.9 million in 2003 to $3.7 million in 2004, due to the increase in personnel in connection with the launch of our new product in the middle of 2003. We also earmarked additional marketing resources towards our new product offerings.

General and Administrative. General and administrative expenses increased 53% from $1.2 million in 2003 to $1.8 million in 2004, due primarily to the increase in consulting costs relating to strategic initiatives undertaken by the Company during 2004. 2003 expenses include net income from the recovery of notes receivables totaling $0.3 million relating to notes granted to former employees during 1999, for which a valuation allowance was recorded in 2002.

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

Interest and Other Income (Expenses), Net. Our interest and other income (expenses), net, decreased from net expenses of $2 million for 2003 to $0.9 million in 2004, due primarily to a non-cash charge of $1.9 million in 2003 relating to the issuance of convertible loans and warrants. The non-cash charge in 2004 was $0.7 million, including non-cash financial income of approximately $0.6 million relating to the November 2003 convertible loan and related warrants and fair value adjustment thereof, due to the change of terms of the November 2003 agreement pursuant to the terms of the May 2004 financing round.

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

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2005. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended

	Mar. 31, 2004	Jun. 30 , 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30 , 2005	Sept. 30, 2005	Dec. 31, 2005

	(in thousands) (unaudited)
Revenues - email and anti-spam services	$160	$358	$415	$590	$740	$880	$1,048	$1,257
Cost of revenues	144	161	170	162	194	145	180	181

Gross profit	16	197	245	428	546	735	868	1,076

Operating expenses:
Research and development	383 *	290 *	452 *	439	400 *	395 *	312	417
Sales and marketing	841	1,073	998	779	678	627	569	602
General and administrative	334 *	515 *	516 *	459	514 *	472 *	355	540
Amortization of stock- based employee deferred compensation	30	—	—	—	—	—	—	—

Total operating expenses	1,588	1,878	1,966	1,677	1,592	1,494	1,236	1,559

Operating loss	(1,572)	(1,681)	(1,721)	(1,249)	(1,046)	(759)	(368)	(483)
Interest and other income (expenses), net	(45)	489	(46)	(1,278)	(7)	63	38	47
Equity in earnings (losses) of affiliate	5	(2)	(66)	(27)	(19)	(41)	(82)*	(33)

Net Loss	(1,612)	(1,194)	(1,833)	(2,554)	(1,072)	(737)	(412)	(469)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	—	—	(141)	(677)	(631)	(443)	—

Net loss attributable to ordinary and equivalently participating shareholders	$(1,612)	$(1,194)	$(1,833)	$(2,695)	$(1,749)	$(1,368)	$(855)	$(469)

Basic and diluted net loss per share	$(0.04)	$(0.03)	$(0.04)	$(0.06)	$(0.04)	$(0.03)	$(0.02)	$(0.01)

* Certain amounts from prior quarters have been reclassified to conform to the current presentation.

Fluctuations in Quarterly Results

We have incurred operating losses since inception, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside of our control. A relatively large expense in a quarter could have a negative effect on our financial performance in that quarter. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Other factors that may cause our future operating results to fluctuate include, but are not limited to:

•	continued growth of the Internet, email usage and the spread of spam email;
•	demand for anti–spam and anti-virus solutions;
•	our ability to attract and retain customers and maintain customer satisfaction;
•	our ability to upgrade, develop and maintain our systems and infrastructure;
•	the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;
•	the size, timing and fulfillment of orders for our anti–spam solutions;
•	the receipt or payment of irregular or nonrecurring revenues or expenses;
•	technical difficulties or system outages;
•	foreign exchange rate fluctuations;
•	the announcement or introduction of new or enhanced solutions by our competitors;
•	our ability to attract and retain qualified personnel with Internet industry expertise, particularly sales and marketing personnel;

•	the pricing policies of our competitors;
•	failure to increase our sales; and
•	governmental regulation relating to the Internet, and spam practices in particular.

In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non–cash charges associated with stock–based arrangements with employees and non–employees.

Liquidity and Capital Resources

We have financed our operations from the issuance of equity securities and, to a lesser extent, from private loans and research and development grants from the Israeli government.

As of December 31, 2005 and March 31, 2006 respectively, we had approximately $6.5 million and approximately $ 7.7 million of cash and cash equivalents and marketable securities.

In 2005, we utilized $1.7 million of cash to fund operating losses. Net cash provided by financing activities was approximately $4.2 million, mainly due to the warrants exercise transactions of March 31, 2005 (approximately $1.2 million against the issuance of Ordinary Shares) and the private placement of October 2005 ($2.9 million in proceeds against the issuance of Ordinary Shares and warrants, net of issuance costs). Net cash utilized from investing activities was $2.7 million mainly due to the purchase of marketable securities totaling $2.5 million.

As of December 31, 2005 and March 31, 2006, we had working capital of $4.2 million and $5.1 million, respectively.

Based on the cash balance at December 31, 2005, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations at least through June 2007.

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2005:

Contractual Obligation	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligation	$233	$193	$40	$—	$—

Other Long-term liabilities reflected on the Company’s Balance Sheet - Accrued severance pay	638	—	—	—	638
Other Long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(547)	—	—	—	(547)

Net - severance pay liability	91	—	—	—	91

Total	$324	$193	$40	$—	$91

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax on their taxable income. The applicable rate is 35% in 2004, 34% in 2005 and 31% in 2006, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. A part of our income, however, is derived from the Company’s capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments, 5719-1959 in one investment program and is therefore eligible for certain tax benefits. There can be no assurance that new investment programs will be approved as approved enterprises, or qualify for the new terms of the amended law. The period of tax benefits is subject to limits of 12 years from the year of commencement of production, or 14 years from the grant of approval, whichever is earlier. Moreover, notwithstanding our approved enterprise status in Israel, we may be required to pay income or withholding taxes in other countries. Since we have incurred tax losses in every year through 2005, we have not yet used the tax benefits for which we are eligible. See Item 10 below for a discussion on tax reform.

Impact of Inflation and Currency Fluctuations

Most of our sales are in U.S. dollars. However, a portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses in Israel, primarily our research and development expenses, is denominated in NIS. Costs not denominated in U.S. dollars are re-measured to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of our financial statements and reporting. Costs not denominated in U.S. dollars will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency as compared to the U.S. dollar or if the timing of such devaluation lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate.

The annual rate of inflation in Israel was 2.4% in 2005, 1.2% in 2004 and -1.9% in 2003. The NIS was devalued against the U.S. dollar by approximately 6.85% in 2005, -1.6% in 2004 and -6.4% in 2003. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 4.603 for one U.S. dollar on December 31, 2005. Note that the representative dollar exchange rate was NIS 4.665 at March 31, 2006.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period–to–period comparisons of our results. The effects of foreign currency re–measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

The Company’s affiliates (Imatrix’s) functional currency is the Japanese Yen. Consequently Imatrix’s results of operations are translated into USD. Because exchange rates between the Yen and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on the Company’s shareholders equity.

Item 6. Directors, Senior Management and Employees

The following table sets forth certain information regarding our directors at March 31, 2006:

Name	Age	Ordinary Share Beneficial Ownership >1% (4)	Series A Preferred Share Beneficial Ownership >1% (4)	Position

Ian Bonner	50	0.77%	—	Executive Chairman of the Board
Amir Lev	45	2.3%	—	Director
Aviv Raiz(1)	47	17.51%	42%	Director
Gideon Mantel(1)	46	4.15%	—	Director
Nahum Sharfman(1)(3)	57	3.6%	10.4%	Director
Lloyd E. Shefsky(2)(3)(5)	65	1.3%	2.6%	Director
Dr. Orna Berry (2)(3)	56	—	—	Director (Outside Director)
Ofer Segev(1)(2)	46	—	—	Director (Outside Director)

______________

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating Committee
(4)

For purposes of this table, a person or group of persons is deemed to have beneficial ownership of shares of the Company’s Ordinary Shares and Series A Preferred Shares which such person or group has the right to acquire on or within 60 days after March 31, 2006. Unless otherwise indicated, to the Company’s knowledge the person named has sole voting and investment power and the right to receive the economic benefits, or share such power and rights with such person’s spouse, with respect to all shares held by that person. Warrants and options that were out of the money as of March 31, 2006 were included in the calculation of beneficial ownership. At March 31, 2006, the number of outstanding Ordinary Shares was 61,272,057 and the number of outstanding Series A Preferred Shares was 3,830,000.

(5)	This percentage represents Mr. Shefsky’s individual holdings and holdings of LENE L.P., for which he acts as General Partner.

Other Management Employees:

The following table sets forth the names and positions of our management employees at March 31, 2006:

Name	Age	Ownership >1%	Position

Gideon Mantel	46	See table above	CEO
Amir Lev	45	See table above	President and Chief Technical Officer
Ron Ela	35	—	Chief Financial Officer
Devyani Patel	45	—	Vice President, Finance
Avner Amram	44	—	Executive Vice President, Commtouch Inc.
Gary Davis	44	—	General Counsel and Corporate Secretary
Udi Trugman	35	—	Vice President, Research and Development, Commtouch Software Ltd.
Ronni Zehavi	40	—	Vice President of International Business Development
Haggai Carmon	47	—	Vice President of Products
Jay Goldin	37	—	Vice President, Buiness Development North America
Yossi Maslaton	39	—	Vice President, Network Operations & Customer Services

Ian Bonner has served as Executive Chairman of the Board of Directors since December 2004, and was a consultant to the Company from June 2004 through December 2005 on matters pertaining specifically to business development and strategic initiatives. Mr. Bonner brings 27 years of technology leadership experience, including nearly a decade with IBM and leading the successful growth of Sistina Software and its subsequent acquisition by RedHat in 2003, as well as the successful acquisition of Terraspring by Sun Microsystems in 2002.

Amir Lev is a co–founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev was also the General Manager of Commtouch from January 1997 through April 2000, and in May 2000 became President. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem.

Aviv Raiz has served as a Director since December 2005. He is the founder and President of Eurotrust Ltd. Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an MBA from Tel Aviv University.

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

Nahum Sharfman rejoined the Board of Directors in March 2000. Mr. Sharfman is a co–founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board from its inception in February 1991. In November 1997 Mr. Sharfman resigned as Chief Executive Officer to become a founder of Dealtime.com (now known as Shopping.com). Mr. Sharfman remained Chairman of the Board of Commtouch and a Director until January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr. Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion– Israel Institute of Technology, Haifa.

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

Ron Ela joined Commtouch in June 2006 as Chief Financial Officer. Mr. Ela formerly held management positions at two Israeli-based Nasdaq listed companies, and most recently held the role of Controller at Verint Systems Ltd., a wholly–owned subsidiary of Verint Systems Inc. During the five years prior to that time, Ela served as Deputy Controller and subsequently Controller for Partner Communication Ltd. Also, Ela spent 3 years in public accounting with Kesselman & Kesselman, a member of PricewaterhouseCoopers in Israel. A CPA in Israel, Ela graduated from The College of Management with a B.A. in business administration majoring in accounting.

Avner Amram joined Commtouch in 1996 and currently serves as Executive Vice President. Mr. Amram has over 16 years of experience in the areas of technology, operational management and leadership, and is also a founder of CVDO. Before 2002, Mr. Amram served as COO of Commtouch and was responsible for worldwide operations. Mr. Amram also held a number of positions at Commtouch prior to being appointed COO. From 1995 to 1996, Mr. Amram served as project manager for Medatech, a leading provider of customer relationship management (CRM) solutions, developing and managing complex installations at large organizations. Prior to Medatech, Mr. Amram acted as General Manager of Fuga Nursery in Israel, where he was responsible for operations, production, marketing and distribution. Mr. Amram holds a Bachelors of Science (BSC), in Computer Engineering and graduated Cum Laude from the Technion, Israel Institute of Technology.

Devyani Patel joined Commtouch in 1996 as a consultant and became a full–time employee in early 1999. She served as Corporate Controller for Commtouch until November 2001 when she was appointed as the Vice President of Finance. Ms. Patel has over 21 years of accounting and finance experience, including technology industry experience. Ms. Patel graduated from the University of Kent, Canterbury, England in Accounting and Law.

Gary Davis joined Commtouch in September 1999 and serves as General Counsel and Corporate Secretary. Mr. Davis has over 20 years of legal experience in both private law firm and corporate practices. Mr. Davis is certified to practice law in both the State of Israel and California. Prior to September 1999, Mr. Davis was in–house counsel to Israel Military Industries and Elta Electronics Industries. He received a B.A. in Political Economy of Industrial Societies from U.C. Berkeley and a J.D. in law from Golden Gate University.

Udi Trugman joined Commtouch in December 1996 and serves as Vice President of Research and Development. Prior to 2002, Mr. Trugman was Senior Director of Systems in the R&D group. Mr. Trugman has over 17 years of software development and management experience. Prior to working at Commtouch, Mr. Trugman specialized in development of commercial applications.

Ronni Zehavi joined Commtouch in June 1999 and serves as Vice President of International Business Development. Prior to joining Commtouch, Mr. Zehavi was Human Resources and Training Manager for “Mondex – ecach”, a subsidiary company of International Mastercard from 1997 to 1999. From 1994 to 1997, Mr. Zehavi was an Organizational Consultant in a counseling firm. Mr. Zehavi received his M.A. degree in Organizational Sociology from Bar–Ilan University and his B.A. degree in History and Educational Psychology from Tel–Aviv University.

Haggai Carmon joined Commtouch in January 2002 and serves as Vice President of Products. From 1998 to 2002, Mr. Carmon was Vice President of Corporate Marketing and of Sales in Asia–Pacific for VCON Telecommunications, a public vendor of corporate videoconferencing solutions, and was also responsible for international pre–sales and technical support. Prior to that, Mr. Carmon was at NetManage Ltd., a public software company of TCP/IP applications for Windows, a founder and CEO of Applico, a Computer–aided Design for Architecture service firm and managed a college of Fine Arts. Mr. Carmon has over 17 years of experience in technology and international management.

Jay Goldin joined Commtouch in March 2006, as the Vice President Business Development, North America.  Prior to joining Commtouch, Mr. Goldin was a consultant to networking and security companies, including Commtouch.  Mr. Goldin was a founder of Digital Fountain, a wireless and media networking technology company, where he served as Vice President of Business Development.   He also co-founded Alyanza Infosystems, and was a management consultant with Pacific Rim Consulting Group.  Mr. Goldin received his M.B.A and A.B. in Economics from Stanford University.

Yossi Maslaton joined Commtouch in 1998 and has served as Vice President of Network Operations and Customer Services since early 2005.  Before 2005 he was Director of Service Operations.  With over 20 years of experience in the fields of Information Technology and Networking, Mr. Maslaton is responsible for the operations of Commtouch's data centers and customer services, servicing tens of millions of users daily with the highest standards of uptime.  From 1991 to 1998 Mr. Maslaton was Manager of Information Systems and labs for RND Networks, a group of hi-tech startups in the network-routing field.  Prior to that, Mr. Maslaton managed the technical field-operations of a large project for the IDF in the areas of distributed computing systems and radio communications.

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

Alternate Directors

The Articles of Association of Commtouch provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, the alternate may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides) and the alternate is not entitled to remuneration. A person who is not qualified to be appointed as a director may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

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

In addition, the Nasdaq Capital Market currently requires Commtouch to have at least a majority of independent directors, as defined under Marketplace Rule 4200(a)(15), on the Board of Directors and to maintain an audit committee, and an audit committee of at least three members, each of whom must:

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

Exchange Act Rule 10A-3(b)(1) requires that members of the audit committee meet that rule’s definition of independence, which requires that an audit committee member may not, except in his or her capacity as a director or committee member, (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries (except for fixed amounts of compensation under a retirement plan for prior service with the Company, provided that such compensation is not contingent in any way on continued service), and (ii) be an “affiliated person” of the Company or any of its subsidiaries.

Nasdaq rules also require that the Company certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Also, under Item 401(h) of Regulation S-K, the Company is currently obligated to disclose whether or not it has a “financial expert” on its audit committee, as defined under this regulation (See Item 16A. Audit Committee Financial Expert).

The three directors who serve on our audit committee, Dr. Berry, Mr. Segev and Mr. Shefsky, qualify as independent directors under Nasdaq Marketplace Rules (including Exchange Act Rule 10A-3). Furthermore, Dr. Berry and Mr. Segev meet the qualification requirements for outside directors, as required under the Israel Companies Law.

The Company has identified the following Board members as “Independent directors” pursuant to Nasdaq Marketplace Rule 4200(a)(15):

a.	Ofer Segev
b.	Dr. Orna Berry
c.	Aviv Raiz
d.	Nahum Sharfman
e.	Lloyd Shefsky

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

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company’s actions comply with relevant law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company’s independent accountant or its representative. The Company engaged a qualified internal auditor during 2005.

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

Compensation Committee Interlocks

The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for Commtouch’s directors, officers and other employees and for administering the various stock option plans. The Compensation Committee consists of Ofer Segev, as the necessary outside director, Aviv Raiz and Nahum Sharfman.

Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) any monetary liability imposed upon such a office holder for the benefit of a third party pursuant to a court judgment, including a settlement or an arbitrator’s decision, confirmed by a court, (b) reasonable legal costs, including attorney’s fees, expended by a office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either i) no financial liability was imposed on the office holder in lieu of criminal proceedings or ii) financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and (c) reasonable litigation expenses, including legal fees, actually incurred by such a office holder or imposed upon the office holder by a court order, in a proceeding brought against the office holder by or on behalf of the Company or by others, or in a criminal action in which he was acquitted, or in a criminal action which does not require proof of criminal intent in which he was convicted. Furthermore, a company can, with one limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company. Our Articles of Association allow us to insure, exculpate and indemnify office holders to the fullest extent permitted by law provided such insurance, exculpation or indemnification is approved in accordance with the Israel Companies Law. The Company has acquired directors’ and officers’ liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims. In addition, the Company entered into an undertaking to indemnify the directors of the Company in connection with the shareholder–instigated class action lawsuit, subject to certain limitations, and this undertaking was ratified by shareholders (as this lawsuit has been settled, it is not anticipated that this undertaking will result in any liability to the Company). Further, at the annual meeting of shareholders held on November 18, 2002, the shareholders approved a form of indemnification, exculpation and insurance agreement that is applicable to all directors serving the Company. The form of this agreement, as well as related provisions in the Company’s Amended and Restated Articles of Association, were amended at the annual meeting of shareholders held on December 30, 2005.

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

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (10 persons) in 2005 was approximately $0.5 million. During the same period Commtouch accrued or set aside approximately $41,000 for the same group to provide pension, retirement or similar benefits. As of December 31, 2005, directors and executive officers of Commtouch (10 persons, including two directors who left the board on December 30, 2005) held stock options to purchase an aggregate of 6,292,627 Ordinary Shares.

Options to Purchase Securities from Registrant or Subsidiaries.

As of December 31, 2005, 11,044,300 stock options to purchase Ordinary Shares had been granted to then existing employees, consultants, executive officers and non–employee directors under the Company’s stock option plans, net of forfeited options. Of that number 10,041,433 had not been exercised and had exercise prices ranging from $0.01 to $1.45 per share and a weighted average per share exercise price of $0.47, and were held by 41 persons; these options have termination dates ranging from February 2006 to December 2014. At December 31, 2005, directors and executive officers of Commtouch (10 persons, including two directors who left the board on December 30, 2005) held vested options to acquire 3,204,501 Ordinary Shares. Reference is also made to the information contained in Item 7 below.

Employees

See Item 4: Employees

Item 7. Major Shareholders and Related Party Transactions.

The following two tables present information with respect to beneficial ownership of our Ordinary Shares and Series A Preferred Shares as of March 31, 2006, including:

•	each person or entity known to Commtouch to own beneficially more than five percent of Commtouch’s Ordinary Shares and Series A Preferred Shares, and
•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power, or the right to receive the economic benefits of ownership, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 61,272,057 Ordinary Shares and 3,830,000 Series A Preferred Shares outstanding as of March 31, 2006. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of March 31, 2006 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person. Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount Owned	Percent of Class

Aviv Raiz*	12,032,375	17.51%
OZF Investments LLC	4,006,138	6.04%

All directors and officers as a group (8 persons)	20,341,112	27.76%

The amount owned in the table above Includes Series A Preferred Shares converted into Ordinary Shares on a one to two basis.

MAJOR SHAREHOLDERS OF SERIES A PREFERRED SHARES	Amount Owned	Percent of Class

Aviv Raiz*	1,600,000	42%
OZF Investments LLC (transferred from OZF Ltd. in early 2006)	600,000	15.7%
Nahum Sharfman*	400,000	10.4%
Clarenville Ltd.	300,000	7.8%
Yosi Pinson*	300,000	7.8%
XDL Capital Corp.	200,000	5.2%

All directors and officers as a group (3 persons)	2,100,000	54.8%

*These three shareholders of record reside in the host country, Israel.

Significant Changes in Percentage Ownership During the Past Three Years

•

Aviv Raiz participated in the private placements of October 31, 2004 (the preferred share issuance) and October 2, 2005, acquiring 500,000 convertible Series A Preferred Shares, 4 million Ordinary Shares and 2 million warrants exercisable into a like number of Ordinary Shares. Subsequent to the preferred share round of October 2004, Mr. Raiz has also purchased in private transactions 1.1 million convertible Series A Preferred Shares from certain investors who participated in that round. Together with his holdings from purchases on the open market and director options vesting within 60 days of March 31, 2006, Mr. Raiz beneficially holds 17.51% in the Company. Mr. Raiz is a director of the Company.

•

Cranshire Capital LP, Omicron Master Trust, Smithfield Fiduciary LLC and Vertical Ventures, LLC became major shareholders of the Company’s Ordinary Shares by virtue of their participation in the private placements of November 26, 2003, May 18, 2004 and October 31, 2004 (though Vertical Ventures did not participate in this transaction), as well as the Redemption, Amendment and Exchange Agreement of October 31, 2004. Due to their sales of Ordinary Shares during 2005 and early 2006, including all Ordinary Shares acquired on the conversion of Series A Preferred Shares, plus the increase in the outstanding shares of the Company during 2005 and early 2006, none of these shareholders remains a major shareholder of the Company. As of March 31, 2006, the total beneficial holdings for all four shareholders amounted to 3.39%, with the overwhelming majority of these holdings being in the form of warrants.

•

Israel Seed IV, L.P. was a significant participant in the July 29, 2003, November 26, 2003 and May 18, 2004 private placements, as well as the Redemption, Amendment and Exchange Agreement of October 31, 2004. The percentage of beneficial ownership of Israel Seed IV, L.P., at March 31, 2006 was 1.87%, down significantly from its holdings of 19.75% as of December 31, 2004, due to a number of sales of shares during 2005 and early 2006 and the increase in the outstanding shares of the Company during 2005 and early 2006. The overwhelming majority of Israel Seed’s remaining holdings are in the form of warrants.

•

InfoSpace (formerly Go2Net), which at December 31, 2002 held beneficially 8.7% of the Company’s outstanding shares, is no longer a major shareholder in Commtouch, due to InfoSpace’s sale of 896,057 shares, the termination of its warrant to purchase 1,136,000 Ordinary Shares and the increase in the outstanding shares of the Company during 2003 and 2004.

•

Gideon Mantel, who at December 31, 2004 owned beneficially 5.54% of the Company, is no longer a major shareholder in the Company, due to the increase in outstanding shares of the Company during 2005 and early 2006. Mr. Mantel is the CEO and a director of the Company.

•

Nahum Sharfman, who at December 31, 2002, owned beneficially 6.05% of the Company, is no longer a major shareholder in the Company, due to the increase in outstanding shares of the Company during 2003. Mr. Sharfman is a director of the Company.

•

Jan Eddy, who at December 31, 2001, owned beneficially 5% in the Company, is no longer a major shareholder due both to her sale of shares in the Company and the increase in the outstanding shares of the Company during 2002 and 2003. Ms. Eddy was previously affiliated with the Company due to her management position at Wingra, a former subsidiary of the Company.

•

KKB Ventures LLC and XDL Capital Corp., which at December 31, 2003 owned beneficially approximately 6.4% and 5.1% of the Company, respectively, are no longer major shareholders of the Company mainly due to the increase in outstanding shares of the Company during 2004. KKB and XDL became shareholders in the Company under the private placement of January 2003, with KKB also participating in the first July 2003 private placement and XDL also participating in the October 2004 preferred share private placement.

Interest of Management, their Family Members in Certain Transactions.

•

Aviv Raiz, a director of the Company, participated in the private placement of October 2, 2005, acquiring 4 million Ordinary Shares and 2 million warrants exercisable into a like number of Ordinary Shares. At the time of his participation in the transaction, Mr. Raiz was not a director in the Company. For additional information on Mr. Raiz’s holdings in the Company, see the table of major shareholders and subsequent information under this Item 7.

•

Ian Bonner, the Executive Chairman and a consultant to the Company, voluntarily reduced his monthly consulting fee from $14,000 to $12,000 on July 1, 2005, and commencing January 1, 2006, Mr. Bonner agreed to terminate his consultancy and the related fees in their entirety. Also, effective August 1, 2005, Mr. Bonner agreed to reduce his four year option grant from 1,480,000 options to 740,000 options.

Item 8. Financial Information.

See Item 18: Financial Statements. If the Company decides to distribute a cash dividend out of income that has been tax exempt due to an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 5719-1959, the amount of cash dividend will be subject to corporate tax at the rate then in effect under Israeli law. The Company has never declared or paid cash dividends on its Ordinary Shares and does not anticipate paying any cash dividends during 2006. The Company intends to retain future earnings to finance the development of its business.

Item 9. The Offer and Listing.

From July 13, 1999 through June 29, 2004, the Company’s Ordinary Shares were traded publicly on The Nasdaq Stock Market under the symbol “CTCH” (up to June 7, 2002 on the National Market, and subsequently on the Capital Market, which during 2005 was renamed the “Capital Market”), from June 30, 2004 through June 26, 2005 under the symbol “CTCHC” and thereafter under the symbol “CTCH”.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares, for the periods indicated, as reported by The Nasdaq Stock Market:

	High	Low

2001:	$3.81	$0.20
2002:	$0.42	$0.06
2003:	$1.47	$0.10
2004:	$1.24	$0.27
2005:	$1.30	$0.45

2004:
First Quarter	$1.24	$0.83
Second Quarter	$1.09	$0.55
Third Quarter	$0.58	$0.27
Fourth Quarter	$0.55	$0.31

2005:
First Quarter	$0.81	$0.45
Second Quarter	$0.70	$0.48
Third Quarter	$0.65	$0.50
Fourth Quarter	$1.30	$0.51

2006:
First Quarter	$1.36	$0.93

Most Recent Six Months:
December 2005	$1.30	$0.78
January 2006	$1.18	$1.04
February 2006	$1.12	$0.93
March 2006	$1.36	$1.10
April 2006	$1.18	$1.00
May 2006	$1.12	$0.95

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

Neither the Amended and Restated Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non–residents of Israel, except with respect to subjects of countries which are at a state of war with Israel.

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

As of December 31, 2005, our authorized share capital consisted of 153,400,000 Ordinary Shares, NIS 0.05 par value and 6,330,000 Series A Preferred Shares, NIS 0.05 par value. As of December 31, 2005, there were 55,886,072 Ordinary Shares and 5,330,000 Series A Preferred Shares issued and outstanding.

As of March 31, 2006, our authorized share capital consisted of 156,400,000 Ordinary Shares, NIS 0.05 par value and 4,830,000 Series A Preferred Shares, NIS 0.05 par value. As of March 31, 2006, there were 61,272,057 Ordinary Shares and 3,830,000 Series A Preferred Shares issued and outstanding.

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

DESCRIPTION OF INVESTOR AND SERVICE PROVIDERS OPTIONS AND WARRANTS

AGRON WARRANT

The discussion regarding the Agron warrant under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

EQUITY OFFICE PROPERTIES WARRANT

The discussion regarding the Equity Office Properties warrant under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

COMPAQ WARRANT

The discussion regarding the Compaq warrant under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

FEBRUARY 2002 INVESTMENT ROUND WARRANTS

The discussion regarding the February 2002 investment round warrants under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

JANUARY 2003 CONVERTIBLE LOAN WARRANTS

The discussion regarding the January 2003 convertible loan warrants under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

JULY 2003 INVESMENT ROUNDS WARRANTS

The discussion regarding the two July 2003 investment rounds warrants under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

NOVEMBER 2003 CONVERTIBLE LOAN WARRANTS

The discussion regarding the November 2003 convertible loan warrants under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

MAY 2004 INVESTMENT ROUND WARRANTS

The discussion regarding the May 2004 investment round warrants under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

OCTOBER 2004 INVESTMENT ROUND WARRANTS

At the end of October 2005, 3,333,335 warrants issued under the October 2004 Redemption, Amendment and Exchange Agreement, and which had increased to 3,626,710 warrants pursuant to the anti-dilution protection mechanism built into each warrant, expired without having been exercised by the warrant holders.

OCTOBER 2005 INVESTMENT ROUND WARRANTS

The discussion regarding the October 2005 investment round warrants under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity is incorporated herein by reference.

REGISTRATION RIGHTS

The Company granted registration rights as follows:

a.	to InfoSpace, Vulcan Ventures and Microsoft, pursuant to which their holdings in the Company (including the warrant issued to InfoSpace) were registered on January 7, 2000;
b.

under the terms of the Wingra acquisition agreement, we were required to register the 1,568,869 shares issuable to the Wingra investors and employees, including shares issuable under options and warrants. The registration statements were filed to fulfill this requirement and became effective, respectively, on September 6, 2001 and July 20, 2001. On June 8, 2006, the Company deregistered the remaining unsold shares under the registration statement on Form F-3, originally filed on August 24, 2001;

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

f.

to lenders under the Securities Purchase Agreement of November 26, 2003, as amended, whereby a loan amount of $3,000,000 was provided to the Company. Under this agreement, the Company (i) granted rights to convert the loan into equity at a conversion price of $1.153 per Ordinary Share, and (ii) issued warrants exercisable for purchase of up to 600,000 of the Company’s Ordinary Shares, exercisable within three years at a price per Ordinary Share of $1.153. Pursuant to the agreement, the Company registered 4,162,479 Ordinary Shares with the SEC on January 20, 2004. Also, for six months from January 20, 2004, the lenders had the option to invest an additional $3 million on similar terms to those of the original loan, including those relating to the registration of additional shares and shares underlying warrants;

g.

to existing institutional investors plus an additional new investor under the Securities Purchase Agreement of May 18, 2004, whereby Commtouch issued 5,131,583 Ordinary Shares at a purchase price of $0.76 per share for gross proceeds to the Company of approximately $3.9 million. The investors also received five year warrants to purchase up to an additional 2,565,793 Ordinary Shares, with an exercise price of $0.836 per share. In addition, the Company granted the investors additional investment rights to purchase up to an additional 5,131,583 Ordinary Shares at $0.836 per share for a period of one year following the effectiveness of the registration statement covering the resale of the Ordinary Shares underlying these rights. Upon such additional purchases the investors also would have received additional warrants to purchase up to 2,565,793 Ordinary Shares with an exercise price of $0.836 per share. The option expired on July 15, 2005 without having been exercised.

The Company also agreed to reduce the conversion and exercise prices of the convertible notes and warrants issued to the investors in the November 26, 2003 transaction between those investors and the Company. The conversion price of the notes previously set at $1.153 was reduced to $0.83 and the exercise price of the initial warrants was similarly reduced. The conversion price of the additional notes and exercise price of the additional warrants issuable in connection with the November 26, 2003 transaction (if and when the investors’ option to loan additional funds were to be exercised) was reduced to $0.90. In addition, the exercise period to purchase the additional notes was extended for a period 18 months from the effectiveness of the registration statement (January 20, 2004).

The shares issued under this private placement, including shares to be issued upon the exercise of the warrants, additional investment rights and additional note rights, were registered on July 15, 2004;

h.

to existing institutional investors under the Redemption, Amendment and Exchange Agreement of October 31, 2004, whereby Commtouch issued 900,000 A Preferred Shares and warrants exercisable into 3,333,335 Ordinary Shares at an exercise price of $0.90 per share. Until September 14, 2005, Series A Preferred Shares were convertible into Ordinary Shares on a one for one basis; from September 15, 2005, each outstanding Series A Preferred Share may be converted into two Ordinary Shares. At the closing of this transaction, the Company was allowed to i) prepay the $3 million notes outstanding under the November 2003 financing, ii) cancel the investors’ rights to purchase up to $3 million in additional notes convertible into approximately 3.3 million Ordinary Shares at a $0.90 conversion price (plus the issuance of an additional 600,000 warrants as warrant coverage thereon), iii) cancel all security interests over Company property and iv) remove a negative covenant thereby allowing the Company to enter into the private placement of Series A Preferred Shares on October 31, 2004. The Ordinary Shares issuable under this transaction upon exercise of warrants and conversion of Series A Preferred Shares were registered on February 9, 2005. At the end of October 2005, the 3,333,335 warrants issued under the subject transaction, which had increased to 3,626,710 warrants pursuant to the anti-dilution protection mechanism built into each warrant, expired without having been exercised by the warrant holders;

i.

to existing and new investors, plus three directors of the Company, under the Securities Purchase Agreement of October 31, 2004, whereby Commtouch issued 6,380,000 Series A Preferred Shares at a purchase price of $0.50 per share for gross proceeds to the Company of $3.19 million. The Company also agreed to issue up to 1,000,000 additional Series A Preferred Shares as liquidated damages to the investors should it be unable to file in a timely manner a registration statement, have it declared effective within 120 days of the closing or maintain its effectiveness. Until September 14, 2005, Series A Preferred Shares were convertible into Ordinary Shares on a one for one basis; from September 15, 2005, each outstanding Series A Preferred Share may be converted into two Ordinary Shares. The Ordinary Shares issuable under this transaction upon conversion of Series A Preferred Shares were registered timely on February 15, 2005, pursuant to a Form F-3 registration statement filed timely by the Company;

j.

to three existing and two new investors, under the Securities Purchase Agreement of October 2, 2005, whereby Commtouch issued 6,000,000 Ordinary Shares of the Company at $0.50 per share for gross proceeds to the Company of $3,000,000. The investors also received two sets of warrants, each representing an option to purchase up to 1,500,000 Ordinary Shares, with one set exercisable within nine months at $0.50 per share and the other set exercisable within five years at $0.65 per share. The Company also agreed to issue up to 750,000 additional Ordinary Shares as liquidated damages to the investors should it be unable to file in a timely manner a registration statement, have it declared effective within 180 days of the closing of the financing or maintain its effectiveness. The Ordinary Shares issued and issuable upon exercise of warrants were registered timely on February 7, 2006, pursuant to a Form F-3 registration statement filed timely by the Company;

k.	piggy–back registration rights were included in all warrants detailed above in this Item 10.

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

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Ordinary Shares is Wells Fargo Bank, N.A. Shareowner Services of St. Paul, Minnesota. The Company acts as its own transfer agent and registrar for its Series A Preferred Shares.

MATERIAL CONTRACTS DURING PAST TWO YEARS.

Consulting and Fundraising Agreements

On June 1, 2004 and June 9, 2004, Commtouch entered into a consulting agreement and letter agreement, respectively, with Ian Bonner. Originally, under the Consulting Agreement, Mr. Bonner provided services to the Company pertaining to business development and potential business acquisition activities of the Company. For his consulting services, Mr. Bonner initially earned a monthly fee of $14,000. In addition, Mr. Bonner was to earn a success fee for his efforts leading to the acquisition of the Company at a valuation of greater than $60 million, computed by multiplying 2% of the outstanding number of shares of the Company on June 29, 2004 by the Company’s Ordinary Share price determined in accordance with the Company’s valuation under the acquisition transaction. Under the letter agreement, Mr. Bonner assumed the position of Executive Chairman of the Board of the Company, receiving his formal appointment on December 6, 2004 following the annual meeting of shareholders held on that date. For his services as Executive Chairman, on June 16, 2004 Mr. Bonner originally was granted options exercisable into 1,480,000 Ordinary Shares, which were to vest over four years with a one year cliff. Under both agreements, Mr. Bonner’s reasonable and necessary expenses are reimbursable by the Company. Mr. Bonner voluntarily reduced his monthly consulting fee from $14,000 to $12,000 on July 1, 2005, and commencing January 1, 2006, Mr. Bonner agreed to terminate his consultancy and the related fees in their entirety. He also agreed to lower his success fee from 2% to 1%. Also, effective August 1, 2005, Mr. Bonner agreed to reduce his four year option grant from 1,480,000 options to 740,000 options.

On August 9, 2004, the Company entered into an agreement with Updata Capital, Inc., under which Updata committed to provide financial services to Commtouch in relation to certain merger and acquisition transactions involving the Company, as more fully defined under that agreement, which is attached to this Form 20-F as Exhibit 4.12. Updata received a non-refundable retainer of $40,000, and in the event of the consummation of a defined transaction involving the acquisition of the Company, Updata was to receive a fee (“transaction fee”) equal to the greater of (i) $300,000 and (ii) the sum of 2% of the first ten million dollars of aggregate value (as defined in the agreement), plus 3% of the next ten million dollars of aggregate value, plus 4% of all aggregate value beyond the first twenty million dollars of aggregate value received initially and subsequently under the subject transaction. In the event of a transaction involving an acquisition by the Company, the fee payable to Updata was set at $250,000 for an acquisition in which the aggregate value was less than ten million dollars and $300,000 for an acquisition where the aggregate value was greater than ten million dollars. By way of an agreement dated July 29, 2005, the parties revised the original agreement, with the principal change affecting the transaction fee; the transaction fee was set as the greater of (i) $750,000 or (ii) the sum of 2% of the first fifty million dollars of aggregate value and 3% of the aggregate value beyond the first fifty million dollars of aggregate value. On December 3, 2005, Commtouch terminated its agreement with Updata. Pursuant to the terms of the agreement, Updata will continue to be entitled to the full amount of any applicable transaction fee in the event that at any time prior to the expiration of nine months after such termination, the Company either consummates a transaction or signs on a definitive agreement for a transaction that is consummated within the three month period immediately subsequent to such nine month period.

On September 1, 2002, Commtouch entered into two agreements with AxcessNet Ltd., one for the providing of consulting services to Commtouch (“agreement 1”) and the other for the facilitating of fundraising and strategic commercial transactions (“agreement 2”). Under agreement 1, AxcessNet originally was to receive a payment of $140,000 in cash plus warrants. Agreement 1 was due to expire on August 31, 2003, but was extended multiple times, with AxcessNet receiving between $5,000 and $12,000 per month through March 31, 2006. The Agreement terminated on March 31, 2006. Under agreement 2, as amended on December 1, 2002, AxcessNet is entitled to receive 5% of proceeds received by Commtouch from fundraising activities (and in the case of a business combination, a minimum fee of $100,000), as well as from commercial transactions entered into by Commtouch through the efforts of AxcessNet. The compensation to be paid under agreement 2 is payable in either cash or warrants, at AxcessNet’s discretion, but if the warrants are to exceed 250,000, Commtouch has the right to pay any excess in cash. Furthermore, in the event that Commtouch is acquired by a third party, any continuing payment obligations of Commtouch to AxcessNet under agreement 2 at the time of such acquisition may be fully liquidated by a payment of the lesser of twenty four months worth of payments or the number of months remaining under Commtouch’s obligations to AxcessNet. During their relationship under agreement 1 and agreement 2, Commtouch and AxcessNet have worked together closely in furtherance of the Company’s business, and have been in constant communications with one another. AxcessNet Resources LLC, under common ownership with AxcessNet Ltd., was also a lender under the Convertible Loan Agreement of January 29, 2003 (see Exhibits 2.9.1 – 2.9.11), with its interest converting to equity in the Company on December 26, 2003, and an investor under the Ordinary Shares and Warrants Purchase Agreement of July 10, 2003 (see Exhibit 2.10.1).

Securities Purchase Agreement of May 2004

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

Redemption, Amendment and Exchange Agreement of October 2004

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

2.

In exchange for the cancellation by the convertible note holders of their rights, pursuant to the terms of the November 2003 financing, to purchase up to $3 million in additional notes convertible into approximately 3.3 million Ordinary Shares at a $0.90 conversion price (plus the issuance of an additional 600,000 warrants as warrant coverage thereon), the Company issued to such holders warrants to purchase an aggregate of approximately 3.3 million Ordinary Shares at an exercise price of $0.90 per share. The fair market value of the warrants, which was calculated under the Black–Scholes model, amounted to $333 and was recorded as additional paid-in capital. These warrants expired during 2005 without having been exercised.

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

Securities Purchase Agreement of October 2004

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

Securities Purchase Agreement of October 2005

Under the Securities Purchase Agreement of October 2, 2005, Commtouch issued 6,000,000 Ordinary Shares of the Company at $0.50 per share for gross proceeds to the Company of $3,000. The investors also received two sets of warrants, each representing an option to purchase up to 1,500,000 Ordinary Shares, with one set exercisable within nine months at $0.50 per share and the other set exercisable within five years at $0.65 per share.

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

In addition to the grant of shares for her reelection as a director in August 2001, Carolyn Chin, in recognition of her activities as Chairman of the Board, received an additional grant of 221,250 options. Ian Bonner, the Company’s new Executive Chairman of the Board, received a grant of 1,480,000 options following his election to the Board in December 2004, which was voluntarily reduced to 740,000 options effective August 1, 2006 (see above “Item 10. Additional Information, Material Contracts During Last Two Years, Consulting and Fundraising Agreements”). Also, on March 29, 2005, shareholders of the Company, at an extraordinary meeting of shareholders, approved the granting of authority to the Board to issue to non-employee directors (not including Mr. Bonner) a one time option grant to purchase up to 75,000 Ordinary Shares. Thereafter, the Board issued a grant of 75,000 options to Lloyd Shefsky.

Under the Non–Employee Directors Plan as originally adopted, each option was to have become exercisable with respect to one–fourth of the number of shares covered by such option three months after the date of grant and with respect to one–third of the remaining shares subject to the option every three months thereafter; however, this changed pursuant to an amendment to the plan approved by shareholders at the August 10, 2000 annual meeting of shareholders, such that subsequent option grants become exercisable at a rate of 1/16th of the option shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. However, certain options outstanding and unexercised at the time of the effective date of the Tender Offer Statement of July 20, 2001, as amended, were repriced in accordance with the terms of the Tender Offer Statement, as amended. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors. At the annual meeting of shareholders of December 30, 2005, shareholders approved an amendment to the Non-Employee Directors Plan to allow for the acceleration of unvested options for any director who has served the company for at least three years, unless the director resigned voluntarily or was removed from the Board of Directors a failure to perform any of his/her duties to the Company.

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

General Corporate Tax Structure

Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 35% in 2004, 34% in 2005, and 31% in 2006, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, as further discussed below.

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

A company owning an approved enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Commtouch’s three investment plans have been granted the status of an approved enterprise under the Investment Law, in three separate investment programs for the years 1992, 1996 and 2000, respectively. The second and third programs were cancelled in early 2002 and in 2001. With regard to the first program, Commtouch has elected the alternative package of tax benefits. Under the terms of Commtouch’s approved enterprise program pursuant to the alternative package of tax benefits, income earned by Commtouch from its approved enterprises will be tax exempt for a period of two years, commencing with the year in which it first earns taxable income, and subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, depending on the extent of foreign investments in the Company. The benefits period is limited to twelve years from the year of completion of the investment under the approved plan, or fourteen years from the date of approval, whichever is earlier. The reduced corporate tax rate, to which Commtouch’s approved enterprise program will be subject, is dependent on the level of foreign investment in Commtouch. A Foreign Investors Company, or FIC, as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years. A FIC is a company of which more than 25% of its shareholders are non-Israeli residents.

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

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment"), which has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an "Approved Enterprise", such as provisions generally requiring that at least 25% of the "Approved Enterprise" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" programs will generally not be subject to the provisions of the Amendment.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Taxation of Israeli Residents

Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, (i) Israeli companies publicly traded on Nasdaq or on a recognized stock market in a country that has a treaty for the preventions of double taxation with Israel, or (ii) companies dually traded on both the Tel Aviv Stock Exchange and Nasdaq or a recognized stock market outside of Israel. This tax rate was contingent upon the shareholders not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (i) the sale of shares by dealers in securities; (ii) the sale of shares by shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law (that were generally taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iii) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding ordinary shares as a capital asset is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

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

The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. This approval is required only for the export of the technology, and not for the export of any products that incorporate the sponsored technology. Approval of the transfer of technology may be granted only if the recipient agrees to abide by all the provisions of the Research Law, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The amendment to the Research Law effective June 7, 2005 granted authority to the Research Committee to approve the transfer of sponsored technology outside of Israel, subject to various conditions. See also disclosure under “Item 3. Key Information– RISK FACTORS— Risks Relating to Operations in Israel— The government programs and benefits which we currently receive require us to meet several conditions and may be terminated or reduced in the future."

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

Because less than 75% of our gross income in 2005 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years.

For 2003, 2004 and 2005, however, it is possible that we could be classified as a PFIC under the Asset Test principally because a significant portion of our assets continued to consist of the cash raised in connection with both a public offering and a private offering of our Ordinary Shares in 2000, coupled with the decline in the public market value of our Ordinary Shares during 2001, 2002 and through the beginning of 2003 and the timing of the required valuations, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities”, there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the Asset Test, and it is theoretically arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2003, 2004 and/or 2005 would not result in our classification as a PFIC during any or all of such years.

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

Item 11. Qualitative and Quantitative Disclosure about Market Risk.

We develop our technology in Israel and seek to provide our services worldwide. As a result, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the shekel. We are exposed to the risk of fluctuation in the U.S. dollar/shekel exchange rate. Our shekel-denominated expenses consist principally of salaries and related personnel expenses, as well as vehicle lease payments. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.

Due to the fact that we do not have any material debt, we have concluded that there is currently no material interest market risk exposure.

Therefore, no quantitative tabular disclosures are required.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable for 2005.

Item 15. Controls and Procedures

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a–15(e) promulgated under the Exchange Act, as of the end of 2005. Based on their evaluation, our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective.

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

Item 16C. Fees to Auditors

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2005 and 2004:

	Year ended December 31,

	2005 Fees	2004 Fees

Audit fees (1)	$75,000	$92,000
Tax (2)	$5,000	$11,700

Total	$80,000	$103,700

(1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Independent Registered Public Accounting Firm can reasonably provide, and include the group audit; statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC.

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

Audit Committee Pre-approval Policies and Procedures

Below is a summary of the current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year. The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2005, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18.

Item 18. Financial Statements

(a) Financial Statements

(b) Financial Statement Schedule:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiary as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 21, 2006	A Member of Ernst & Young Global

 except for note 9, as to which the date is June 26, 2006

COMMTOUCH SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

(USD in thousands, except share and per share data)

	December 31,

	2004*		2005

Assets
Current Assets:
Cash and cash equivalents	$4,149		$3,986
Marketable securities	—		2,500
Trade receivables	97		355
Prepaid expenses	89		118
Other accounts receivable	22		50

Total current assets	4,357		7,009

Long-term lease deposits	53		18
Investment in affiliate	248		48
Severance pay fund	484		547
Property and equipment, net	337		373

Total Assets:	$5,479		$7,995

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$245		$321
Employees and payroll accruals	462		617
Accrued expenses and other liabilities	280		110
Government authorities	135		191
Deferred revenues	692	*	1,533

Total current liabilities	1,814		2,772

Long-term deferred revenues	508	*	386
Accrued severance pay	564		638

Total long-term liabilities:	1,072		1,024

Total Liabilities	2,886		3,796

Commitments and Contingencies
Shareholders' Equity
Convertible Series A Preferred Shares nominal value $0.5 par value-Authorized: 8,280,000 and 6,330,000 shares as of December 31, 2004 and 2005, respectively; Issued and outstanding: 7,280,000 and 5,330,000 shares as of December 31, 2004 and 2005, respectively; Aggregate liquidation preference of $7,280 and $5,330 as of December 31, 2004 and 2005, respectively	83		61
Ordinary Shares, nominal value NIS 0.05 par value-Authorized: 150,000,000 and 153,400,000 shares as of December 31, 2004 and 2005, respectively; Issued and outstanding: 42,787,902 and 55,886,072 shares as of December 31, 2004 and 2005, respectively	520		664
Additional paid-in capital	167,784		173,733
Accumulated other comprehensive income	45		21
Accumulated deficit	(165,839)		(170,280)

Total shareholders' equity	2,593		4,199

Total liabilities and shareholders’ equity	$5,479		$7,995

* Certain amounts from prior years have been reclassified to conform to the current presentation.

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(USD in thousands, except share and per share data)

	Year ended December 31,

	2003	2004*	2005

Revenues - email and anti-spam services	$329	$1,523	$3,925
Cost of revenues	581	637	700

Gross profit (loss)	(252)	886	3,225

Operating expenses:
Research and development	1,593	1,564 *	1,524
Sales and marketing	1,875	3,691	2,476
General and administrative	1,191	1,824 *	1,881
Amortization of stock-based employee deferred compensation (1)	247	30	—

Total operating expenses	4,906	7,109	5,881

Operating loss	(5,158)	(6,223)	(2,656)
Interest and other expenses, net	(1,967)	(880)	141
Equity in earnings (losses) of affiliate	291	(90)	(175)

Net loss	(6,834)	(7,193)	(2,690)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	(141)	(1,751)

Net loss attributable to ordinary and equivalently participating shareholders	$(6,834)	$(7,334)	$(4,441)

Basic and diluted net loss per share	$(0.28)	$(0.18)	$(0.09)

Weighted average number of shares used in computing
basic and diluted net loss per share	24,573	39,969	47,406

	Year ended December 31,

	2003	2004	2005

(1) Stock-based Employee Compensation Relates to the following:
Cost of revenues	$9	$1	$—
Research and development, net	25	3	—
Sales and marketing	62	8	—
General and administrative	151	18	—

Total	$247	$30	$—

* Certain amounts from prior years have been reclassified to conform to the current presentation.

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(USD in thousands, except share and per share data)

	Series A Preferred Shares	Series A Preferred Shares Amount	Ordinary Shares	Ordinary Share Amount	Additional paid- in capital		Stock-based employee deferred compensation		Notes receivable from shareholders	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total

Balance as of January 1, 2003	—	$ —	22,219,696	$ 290	$153,460		$ (277)		$ (365)	—	$(151,671)	—	$ 1,437
Issuance of shares, net	—	—	5,546,667	60	2,949		—		—	—	—	—	3,009
Issuance of shares upon exercise of options	—	—	287,087	3	33		—		—	—	—	—	36
Issuance of shares due to conversion of convertible loan	—	—	5,693,142	64	1,836		—		—	—	—	—	1,900
Issuance of shares to shareholders upon exercise of warrants	—	—	3,151,126	36	1,230		—		—	—	—	—	1,266
Issuance of shares to consultants upon exercise of warrants	—	—	206,897	3	—		—		—	—	—	—	3
Amortization of deferred stock based compensation	—	—	—	—	—		247		—	—	—	—	247
Beneficial conversion feature of notes and fair value of warrants	—	—	—	—	1,084		—		—	—	—	—	1,084
Repayment of notes receivable	—	—	—	—	—		—		581	—	—	—	581
Forgivenes of notes receivable	—	—	—	—	—		—		67	—	—	—	67
Valuation allowance for notes receivable	—	—	—	—	—		—		(385)	—	—	—	(385)
Foreign currency translation adjustment	—	—	—	—	—		—		—	46	—	46	46
Net loss	—	—	—	—	—		—		—	—	(6,834)	(6,834)	(6,834)

Total comprehensive loss	—	—	—	—	—		—		—	—	—	(6,788)

Balance as of December 31, 2003	—	$ —	37,104,615	$ 456	$160,592		$ (30)		$ (102)	$ 46	$(158,505)	$ —	$ 2,457
Issuance of shares, net	—	—	5,131,583	57	2,910		—		—	—	—	—	2,967
Issuance of shares upon exercise of options and warrants	—	—	551,704	7	86		—		—	—	—	—	93
Issuance of Series A Preferred shares	6,380,000	73	—	—	3,225		—		—	—	—	—	3,298
Issuance of Series A Preferred shares re redemption deal	900,000	10	—	—	773		—		—	—	—	—	783
Preferred Shares discount amortization	—	—	—	—	141		—		—	—	(141)	—	—
Issuance of warrants to BOD members	—	—	—	—	57		—		—	—	—	—	57
Amortization of deferred stock based compensation	—	—	—	—	—		30		—	—	—	—	30
Repayment of notes receivable	—	—	—	—	—		—		102	—	—	—	102
Foreign currency translation adjustment	—	—	—	—	—		—		—	(1)	—	(1)	(1)
Net loss	—	—		—	—		—		—	—	(7,193)	(7,193)	(7,193)

Total comprehensive loss	—		—	—	—		—			—	—	(7,194)	—

Balance as of December 31, 2004	7,280,000	$ 83	42,787,902	$ 520	$167,784		$ —		$ —	$ 45	$(165,839)	$ —	$ 2,593
Issuance of shares and warrants, net	—	—	6,000,000	65	2,857		—		—	—	—	—	2,922
Issuance of shares upon exercise of options and warrants	—	—	3,698,170	43	1,263		—		—	—	—	—	1,306
Conversion of Series A Preferred shares to Ordinary shares	(1,950,000)	(22)	3,400,000	36	(14)		—		—	—	—	—	—
Amortization of BCF relating to Convertible Series A Preferred Shares	—	—	—	—	1,751		—		—	—	(1,751)	—	—
Options to non-employees	—	—	—	—	92		—		—	—	—	—	92
Foreign currency translation adjustment	—	—	—	—	—		—		—	(24)	—	(24)	(24)

Net loss	—	—	—	—	—		—		—	—	(2,690)	(2,690)	(2,690)

Total comprehensive loss	—	—	—	—	—		—		—	—	—	(2,714)	—

Balance as of December 31, 2005	5,330,000	$ 61	55,886,072	$ 664	$173,733	$	$ —	$	$ —	$ 21	$(170,280)	$ —	$ 4,199

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(USD in thousands)

	Year Ended December 31,

	2003	2004	2004

Cash flows from operating activities:
Net loss	$(6,834)	$(7,334)	$(4,441)
Adjustments to reconcile net loss to net cash used in Operating activities:
Depreciation and amortization	608	358	147
Amortization of deferred stock-based compensation and warrants issued for services received	247	30	—
Amortization of convertible loan discount, beneficial conversion feature and fair value of warrants	1,084	(451)	1,843
Inducement relating to early conversion of convertible loan	752	—	—
Loss from prepayments of the November 2003 convertible loan	—	1,296	—
Equity in (earnings) losses of affiliate	(291)	90	175
Changes in assets and liabilities:
Trade receivables, net	(28)	(5)	(258)
Prepaid expenses and other accounts receivable	88	3	(21)
Accounts payable	113	(206)	76
Employee and payroll accruals, accrued expenses and other liabilities	(137)	83	41
Deferred revenues	222	978	719
Accrued severance pay, net	20	46	11
Valuation allowance of notes receivable	(385)	—	—
Deferred expenses regarding convertible loan	(353)	—	—
Forgiveness of notes receivable	67	—	—
Other	7	—	(7)

Net cash used in operating activities	(4,820)	(5,112)	(1,715)

Cash flows from investing activities:
Long-term lease deposits	—	(19)	—
Purchase of marketable securities	—	—	(2,500)
Purchase of property and equipment	(31)	(156)	(176)

Net cash used in investing activities	(31)	(175)	(2,676)

Cash flows from financing activities:
Repayment of note receivable by shareholder	581	102	—
Repayment of convertible loans and notes payable	—	(3,000)	—
Proceeds from issuance of shares and warrants, net	3,009	2,967	2,922
Proceeds from options and warrants exercises	264	1,631	1,306
Proceeds from issuance of preferred shares, net	—	3,111	—
Proceeds from issuance of convertible loan	2,500	500	—
Proceeds from conversion of loan, net	1,234	—	—

Net cash provided by financing activities	7,588	5,311	4,228

Increase (decrease) in cash and cash equivalents	2,737	24	(163)
Cash and cash equivalents at the beginning of the year	1,388	4,125	4,149

Cash and cash equivalents at the end of the year	$4,125	$4,149	$3,986

Supplemental disclosure of cash flow activity:
Cash paid during the year:
Interest	$—	$225	$—

Non-cash transaction

Receivables on account of shares	$955	$—	$—
Discount due to fair value of warrants	$366	$—	$—
Conversion of loan	$1,234	$—	$—
Amortization of beneficial conversion feature relating to convertible series A preferred shares	$—	$(141)	$(1,751)
Issuance of preferred shares in connection with the redemption agreement	$—	$450	$—
Conversion of Series A Preferred Shares to Ordinary Shares	$—	$—	$36

The accompanying notes are an integral part of these consolidated financial statements.

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

Commtouch Software Ltd. (“Commtouch”, “the Company”) was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide email anti–spam solutions to enterprises. During 2005 and 2004, the Company’s business was to develop and sell, through a variety of third party distribution channels, anti-spam solutions to various customers, and during 2005, the Company also began selling its anti-virus solution. The Company expects that it will continue to be dependent upon third party distribution channels for a significant portion of its revenues, which are expected to be derived from sales of the Company’s anti-spam and anti-virus solutions.

During 2005 and 2004, approximately 20% and 32%, respectively, of the revenues were derived from customer A (See Note 8c). During 2003, approximately 70% of the revenues were derived from three customers (33% from customer B, 25% from customer C, and 12% from customer D).

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

b. Financial Statements in U. S. Dollars:

A majority of the revenues of the Company and its subsidiary is made in United States dollars (“dollars”). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiary operates. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of the Company’s affiliate, Imatrix (“Imatrix”), are reported using the equity method of accounting.Imatrix’s functional currency is not the dollar. The results have been translated into dollars, in accordance with SFAS No. 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as foreign currency translation adjustment under accumulated other comprehensive income (loss) in shareholders’ equity.

c. Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly–owned subsidiary. All inter–company balances and transactions have been eliminated upon consolidation.

d. Cash and Cash Equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less when purchased.

e. Marketable securities:

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities"("SFAS No. 115"), the Company has classified its marketable securities as available-for-sale. The marketable securities are held for the short-term and available for immediate sale are stated at quoted market prices at balance sheet date. The Company’s marketable securities consist of highly-rated auction rate securities (“ARS”). These ARS may be liquidated at par value on the rate reset date, which is generally 30 days.

f. Investment in affiliate:

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate. The investment (32%) in an affiliated company (Imatrix) is accounted for under the equity method. Profits on inter-company sales not realized outside the group were eliminated.

The Company’s investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investment may not be recoverable. As of December 31, 2005, no impairment losses have been identified.

g. Property and Equipment:

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

The Company and its subsidiary’s long–lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long–Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses were recorded in 2003 through 2005.

h. Revenue Recognition:

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

Further, the Company sells a Zero-Hour™ virus outbreak detection service, which is built on our proprietary Recurrent Pattern Detection technology. This solution provides customers with the ability to block “malware”, including email transmitted viruses, in real time, as and when the initial attack occurs. During the initial attack phase, traditional anti-virus vendors are typically analyzing messages to determine whether they are indeed infected with a virus. It is this critical lag in response time by traditional anti-virus vendors that the Zero-Hour solution has been developed to remedy.

The service component of the Company’s solutions is considered essential to the functionality of the software components. Furthermore, the software components cannot be used on a standalone basis, or with another party’s service. The customer has no ability to run the software or the SDK on its own hardware. As the software portion of the product can not stand on its own, the Company considers each sale as a service arrangement.

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Therefore, revenues deriving from anti-Spam and Zero-Hour™ virus outbreak detection services are recognized ratably over the life of each service, which generally includes a term period of one year to three years.

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

During 2005, the Company also began to recognize revenues from its patent licensing program. While these revenues were not significant during 2005, the Company anticipates additional revenues going forward. Revenues from patent licenses are recognized when persuasive evidence of an arrangement exists, delivery has occurred and the Company has no further obligations, the fee is fixed or determinable and collectibility is probable.

i. Research and Development Costs:

Research and development costs are charged to the statement of operations as incurred.

j. Concentrations of Credit Risk:

SFAS No. 105, “Disclosure of Information About Financial Instruments with off–Balance–Sheet Risk and Financial Instruments with Concentration of Credit Risk” requires disclosure of any significant off–balance–sheet and credit risk concentrations. The Company and its subsidiary have no significant off–balance–sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, marketable securities and cash and cash equivalents. The majority of the Company’s cash and cash equivalents are invested in dollar and dollars linked investments and are deposited in major banks in the United States and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Marketable securities of the Company represent short-term municipal auction rate securities which are purchased at Par (100) and are valued at Par (100) as at December 31, 2005. They are all invested in triple A rating securities. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and the Far East. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection. The allowance for doubtful accounts was zero as at December 31, 2004 and 2005, respectively. Bad debt expense (recovery) for the years–ended December 31, 2003, 2004 and 2005 was zero, $(50) and $(6), respectively.

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

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company applies SFAS 123 and Emerging Issues Task Force 96–18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96–18”) with respect to options and warrants issued to non–employees. SFAS 123 requires use of an option valuation model to measure the fair value of these options and warrants at the measurement date. The fair value of these options and warrants were estimated at the measurement date, using the Black–Scholes option–pricing model (for details regarding the assumptions used in the Black-Scholes model, please see Note 6e).

The Company has adopted the disclosure provisions of Financial Accounting Standards Board Statement no. 148, “Accounting for Stock Based Compensation Transition and Disclosure” (“SFAS 148”) which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as the beginning of the year. The Company continues to apply the provisions of APB No. 25, in accounting for stock based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required under SFAS No. 123 and has been determined as if the Company has accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

Pro forma information under SFAS 123 is as follows:

	2003	2004	2005

Net loss as reported	$(6,834)	$(7,334)	$(4,441)
Add – stock-based employee compensation – intrinsic value	247	30	—
Deduct – stock-based employee compensation – fair value	$(4,172)	$(1,759)	$(414)

Pro forma net loss	$(10,759)	$(9,063)	$(4,855)

Basic and diluted net loss per ordinary and equivalently participating shareholders – as reported	$(0.28)	$(0.18)	$(0.09)

Basic and diluted net loss per ordinary and equivalently participating shareholders – pro forma	$(0.44)	$(0.22)	$(0.10)

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), pro forma information regarding net income (loss) and net income (loss) per share is required, and has been determined, as if the Company has accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2003, and 2004 and 2005: risk-free interest rates of 3.7%, 3.41% and 4.18% dividend yields of 0%, for each year, volatility factors of the expected market price of the Company’s Ordinary Shares of 1.384, 1.156 and 0.906, respectively, and a weighted average expected life of the options of 4 years.

l. Royalty–bearing Grants:

Royalty–bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and such grants are included as a deduction of research and development costs. No grants were received from 2003 through 2005.

m. Basic and Diluted Net Loss per Share:

Basic and diluted net loss per share is presented in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share”, for all periods presented.

Commtouch Software Ltd.

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

In compliance with EITF 03-6 “Participating Securities and the Two-Class Method under FASB No. 128”, the series of preferred shares do not participate in losses, and therefore are not included in the computation of net loss per share.

All outstanding stock options and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti–dilutive for all periods presented. The total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 12,266,874, 18,690,795 and 16,550,400 for 2003, 2004 and 2005, respectively.

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

Severance expenses for 2003, 2004 and 2005 were approximately $20, $46 and $11, respectively.

o. Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short–term maturities of financial instruments.

p. Reclassification:

Certain amounts from prior years have been reclassified to conform to the 2005 presentation. The reclassification had no effect on previously reported net loss, shareholder’s equity or cash flows.

q. Recently Issued Accounting Pronouncements:

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("SFAS No. 154"), "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption was permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) effective January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

Commtouch Software Ltd.

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

b) A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures all prior periods presented.

The Company plans to adopt Statement 123(R) using the modified prospective method effective January 1, 2006.

Prior to January 1, 2006, the Company accounted for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that Standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net loss and net loss per share in Note 2k to the consolidated financial statements.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share Based Payment" ("SAB 107"). SAB 107 provides the SEC's staff position regarding the application of Statement 123(R) and contains interpretive guidance relating to the interaction between Statement 123(R) and certain SEC rules and regulations, and also provides the SEC staff's view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of FSP FAS 115-1 will have a material impact on the Company’s financial position or results of operations.

NOTE 3: PROPERTY AND EQUIPMENT, NET

	December 31,

	2004	2005

Cost:	$5,393	$5,526
Computers and peripheral equipment	483	483
Office furniture and equipment	88	88
Motor vehicles	704	704

Leasehold improvements	6,668	6,801
Less accumulated depreciation	(6,331)	(6,428)

Property and equipment, net	$337	$373

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Depreciation expenses amounted to approximately $608, $271 and $147 for 2003, 2004 and 2005, respectively.

NOTE 4: COMMITMENTS AND CONTINGENCIES

a. Operating Leases:

The Company leases its facility in Israel under an operating lease agreement expiring on November 30, 2006. In 2005, lease payments under this non–cancelable lease were $86.

The subsidiary company leases its facility in the US under operating lease agreement expiring on August 31, 2006. In 2005, lease payments under this non–cancelable lease were $40.

Rent expenses for 2003, 2004 and 2005 were approximately $199, $165 and $126, respectively. The above rent expense is net of sub–lease rental income from the Company’s unused premises totaling approximately $54, $44, and $3 in 2003, 2004 and 2005, respectively.

Annual minimum future lease payments due under the above agreements (and car leases), at the exchange rate in effect on December 31, 2005, are approximately as follows:

2006	$193
2007	32
2008	8

$233

b. Through December 31, 2000, the Company had received grants relating to its overseas marketing expenses from the Fund for Encouragement of Marketing Activity totaling $279. The grants are linked to the dollar and are repayable as royalties of 4% plus interest at LIBOR rates of the amount of increases in export sales realized by the Company from the Marketing Fund. As at December 31, 2005 we have booked $135 as a potential liability regarding this Fund.

NOTE 5: CONVERTIBLE LOANS

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

In accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingent Adjustable Conversion Rations” (“EITF 98-5”), the Company recorded as additional paid in capital $39 as the beneficial conversation feature of the January 2003 Loan. Amounts reflecting the fair value of the warrants and the beneficial conversion feature of the Loan have been recorded as discounts on the January 2003 Loan. The discount related to the warrants and the beneficial conversion feature are amortized as financial expenses over the term of the January 2003 Loan.

In November 2003, the Company and lenders agreed upon an amendment to the January 2003 Loan, whereby the lenders would early convert their loan into equity of the Company and exercise half of the related warrants previously granted. According to the amendment, as an inducement to the lenders to early convert their promissory notes, the Company paid additional interest on the January 2003 Loan in the form of an additional 375,000 shares and 375,000 warrants. On December 26, 2003, the lenders converted the loan and accrued interest into a total of 5,652,216 Ordinary Shares of the Company and, in accordance with the New Agreement, exercised warrants to purchase 2,826,117 shares, in consideration for approximately $1,017, which were received in full by January 2004.

Commtouch Software Ltd.

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

b. On November 26, 2003, the Company signed an agreement (the "November 2003 Notes Agreement") for a private placement of $3,000 in senior convertible notes (the "November 2003 Notes") and related warrants (the "November 2003 Warrants") with a group of institutional investors. The notes were to mature in three years and bear interest at a rate of 8% per annum. The notes were convertible at any time, at the lenders’ option, into the Company’s Ordinary Shares at a fixed conversion price of $1.153. The lenders also received warrants to purchase 600,000 shares of the Company, exercisable within three year at an original exercise price of $1.153 per share, subject to certain anti-dilution provisions (pursuant to which said exercise price was adjusted downward in late 2005 to $0.733, and the number of warrants was increased to 679,615). The issuance of the November 2003 Notes was contingent on the conversion of the January 2003 Loan and the exercise of the January 2003 warrants into equity. The total amount was received in full by January 2004.

According to the November 2003 Notes Agreement, any delay in registration and/or effectiveness of the November 2003 Notes according to the registration requirements, can cause the occurrence of an event of default and redemption of the notes by the lenders, and/or penalties to be paid in cash. The Company classified the warrants fair value as liabilities according to EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock” (“EITF 00-19”).

During the last quarter of 2003, the Company paid issuance costs relating to Convertible Notes in a total amount of $353, consisting mainly of legal costs. In Accordance with APB 21, these costs were recorded as deferred expenses and are recognized over 36 months, the contractual term of the Notes. However, these were fully recognized at the end of 2004 when the convertible notes were repaid.

The November 2003 notes were fully repaid at the end of 2004 as part of the Redemption, Amendment and Exchange Agreement. See note 6 for further discussion of this redemption agreement.

NOTE 6: SHAREHOLDERS’ EQUITY

The Ordinary Shares of the Company have been traded on the Nasdaq National Market and Nasdaq Capital Market (formerly The Nasdaq SmallCap Market), since July 1999 and 2002, respectively.

a.	Summary of Warrants

As of December 31, 2005, Commtouch outstanding warrants issued to various parties were as follows:

Issuance Date	Warrants granted for ordinary shares	Exercise price per share	Remaining warrants exercisable	Exercisable through

December 2001	175,000	$ 0.26	175,000	December 2006
January 2002	200,000	$ 0.29	200,000	January 2007
October 2002	26,754	$ 0.01	26,754	October 2007
February 2002	2,660,955	$ 0.37 - $2.00	1,585,617	April 2007
January 2003	5,652,216	$ 0.25 - $0.50	1,077,153	January 2008
July 2003	1,440,000	$ 0.50	615,000	August 2008
July 2003	1,600,000	$ 0.65	1,525,000	August 2008
December 2003	679,615	$ 0.733	679,615	December 2006
June 2004	2,909,914	$ 0.737	2,909,914	June 2009
October 2005	1,500,000	$ 0.50	1,500,000	July 2006
October 2005	1,500,000	$ 0.65	1,500,000	October 2010

Total	18,344,454		11,794,053

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Warrants to Private Placement Investors and lenders.

(i) On February 27, 2002, Commtouch entered into a private placement agreement, whereby Commtouch issued approximately 4,400,000 Ordinary Shares against the investment of approximately $1,343 in a private placement to private investors. The purchasers in the private placement also received five–year warrants to purchase up to an additional 2,660,955 Ordinary Shares. The exercise price for one–third of the warrants is $0.37 per share, the exercise price for an additional one–third of the warrants is $1.00 per share and the exercise price for the final one–third of the warrants is $2.00 per share. 1,585,617 of these warrants remain exercisable and expire on April 15, 2007.

(ii) For January 29, 2003 warrants details refer to Note 5a herein.

(iii) On July 10, 2003, Commtouch entered into an Ordinary Shares and Warrants Purchase Agreement with certain investors. Under this agreement, the Company received an investment of $1,440, and issued to the investors 2,880,000 Ordinary Shares and warrants to purchase within five years 1,440,000 Ordinary Shares at an exercise price of $0.50. Warrants totaling 825,000 shares were exercised through the end of 2005, leaving 615,000 warrants outstanding as at December 31, 2005. Due to a subsequent exercise, only 565,000 of these warrants remain exercisable and expire on August 11, 2008.

(iv) On July 29, 2003, Commtouch entered into two identical Ordinary Shares and Warrants Purchase Agreements with certain investors. Under these agreements, the Company received investments totaling $1,600, and issued to the investors 2,666,667 Ordinary Shares and warrants to purchase within five years 1,600,000 Ordinary Shares at an exercise price of $0.65. Warrants totaling 75,000 shares were exercised through the end of 2005, leaving 1,525,000 warrants outstanding as at December 31, 2005.

(v) For November 26, 2003 warrants details refer to Note 5b herein.

(vi) On May 18, 2004, the Company entered into a Securities Purchase Agreement for the private placement of 5,131,583 Ordinary Shares of the Company at a purchase price of $0.76 per share to existing institutional investors for gross proceeds to the Company of approximately $3,900.

The investors also received five year warrants to purchase up to an additional 2,565,793 Ordinary Shares, with an exercise price of $0.836 per share. These warrants were last adjusted in late 2005 due to anti-dilution protections contained therein, with the amount of such warrants being increased to 2,909,914 Ordinary Shares, and the exercise price being adjusted downward to $0.737.

In addition, the Company granted the investors additional investment rights to purchase up to an additional 5,131,583 Ordinary Shares at $0.836 per share for a period of one year following the effectiveness of the registration statement covering the resale of the Ordinary Shares underlying these rights. Upon such additional purchases the investors would also receive additional warrants to purchase up to an additional 2,565,793 Ordinary Shares, exercisable within five years, with an exercise price of $0.836 per share, subject to certain anti-dilution provisions.

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

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Further, the conversion price of the additional notes and exercise price of the additional warrants relating to the additional investment rights granted under the November 26, 2003 transaction was reduced to $0.90. In addition, the exercise period for the additional loan option was extended for a period 18 months from the effectiveness of the registration statement (January 20, 2004). The closing of the financing occurred in late June 2004. The additional investment rights and related warrants expired during 2005 without having been exercised.

(vii) On October 31, 2004, the Company entered into a Redemption, Amendment and Exchange Agreement (“RAE”) that provided for the Company’s repayment of the outstanding convertible notes issued in the November 2003 transaction, plus the performance of certain other obligations delineated below. The transaction closed on December 9, 2004. Under the transaction:

1.	The Company repaid in full the $3,000 in principal amount, plus accrued interest, outstanding under the convertible notes.

2.

In exchange for the cancellation by the convertible note holders of their rights, pursuant to the terms of the November 2003 financing, to purchase up to $3,000 in additional notes convertible into approximately 3.3 million Ordinary Shares at a $0.90 conversion price (plus the issuance of an additional 600,000 warrants as warrant coverage thereon), the Company issued to such holders warrants to purchase an aggregate of approximately 3.3 million Ordinary Shares at an exercise price of $0.90 per share. The fair market value of the warrants, calculated under the Black–Scholes model, amounted to $333 and was recorded as additional paid-in capital. The fair value was calculated using the Black-Scholes pricing model with the weighted average assumptions: risk free interest rate of 2.5%, dividend yields of 0%, volatility factor of expected market price of the Company’s Ordinary Shares of 1.231 and weighted average expected life of one year. These warrants expired during 2005 without having been exercised.

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

(viii) Under the Securities Purchase Agreement of October 2, 2005, Commtouch issued 6,000,000 Ordinary Shares of the Company at $0.50 per share for gross proceeds to the Company of $3,000. The investors also received two sets of warrants, each representing an option to purchase up to 1,500,000 Ordinary Shares, with one set exercisable within nine months at $0.50 per share and the other set exercisable within five years at $0.65 per share.

Liquidated Damages

According to registration rights agreements with various selling securityholders listed under registration statements, should the Company fail to maintain the effectiveness of those registration statements for the periods stated in the respective agreements, the Company risks having imposed on it liquidated damages as defined in those agreements.

In accordance with EITF 00-19, the warrants are classified as permanent equity. If at any time payment of liquidated damages becomes probable, the Company will recognize a liability, and a charge to expense, for the probable damages in accordance with FASB Statement No. 5 “Accounting for Contingencies”..

Commtouch Software Ltd.

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

Warrants’ Exercise Transactions

During March and April 2005, the Company received approximately $1,200 against the issuance of approximately 3.2 million shares from the exercise of certain previously issued warrants. As an incentive for the immediate cash exercise of the warrants, the Company provided a discount in the exercise price of approximately 20% for warrants which were in the money and for those out of the money, the exercise price was significantly adjusted downward prior to applying the 20% discount; those warrants with exercise prices out of the money at that time (i.e. warrants priced at $1.00 and $2.00) were amended to provide for an exercise price of $0.58 per warrant share. The incremental value to the warrants holders was calculated based on the spread between the fair value of the warrants immediately prior to the transaction based on Black-Scholes pricing model and the fair value immediately after the transaction (given that the time element was eliminated and the exercise price of the warrants was required within 48 hours).

b. Preferred Share Issuance

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

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

2.

The Series A Preferred Shares are convertible into the Company’s Ordinary Shares, and enjoy certain preferences and other rights relating to liquidation and business combinations, as described in the Amended and Restated Articles of Association (see Exhibit 1.2 to this Form 20-F).

In accordance with the terms of the SPA, the RAE and the requirements of EITF 98-05 and EITF 00-27, a beneficial conversion feature for the Series A Preferred Shares granted under the October 2004 agreements, was valued at approximately $1.9 million, and was amortized over a nine month period as deemed dividends.

A non-cash amortization of beneficial conversion feature, relating to the Series A Preferred Share was recorded in the amount of $141 and $1,751 in 2004 and 2005, respectively.

During 2005, 1,950,000 Series A Preferred Shares were converted into 3,400,000 Ordinary Shares.

c. Issuance of Ordinary Shares against Promissory Notes

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

The repriced stock options vest over three years with 1/3 vesting on February 15, 2002 and the remaining 2/3 vesting every six months for the following two years. In connection with this repricing, the Company charged approximately $234, $30 and zero as compensation expense in 2003, 2004 and 2005, respectively.

e. Stock Options

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

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company has reserved 11,460,000 Ordinary Shares for issuance under employee stock option plans and agreements. As of December 31, 2005, an aggregate of 923,598 Ordinary Shares of the Company are still available for future grant. Options granted under such plans and agreements expire generally after 10 years from the date of grant and terminate upon termination of the optionee’s employment or other relationship with the Company. The options generally vest ratably over a 4–year period. Certain repriced stock options offered to employees in a Tender Offer Statement of July 20, 2001, as amended, vest over a three year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the options period become available for future grant.

A summary of the Company’s share option activity under the plans is as follows:

	Number of Shares			Weighted Average Exercise Price

	2003	2004	2005	2003	2004	2005

Outstanding at beginning of period	2,733,545	4,370,508	6,403,936	$0.17	$0.29	$0.30
Granted	2,093,948	2,256,000	2,277,500	0.39	0.36	0.81
Exercised	(253,605)	(177,488)	(220,190)	0.14	0.17	0.38
Forfeited	(203,380)	(45,084)	(580,376)	0.15	1.56	0.57

Outstanding at end of period	4,370,508	6,403,936	7,880,870	$0.29	$0.30	$0.43

Exercisable at end of period	1,675,734	2,681,665	3,856,909	$0.18	$0.20	$0.23

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price, as follows:

Exercise price	Options Outstanding as of December 31, 2005	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise price	Options Exercisable as of December 31, 2005	Weighted Average Price of Exercisable Options

$0.01–$0.09	950,485	5.72	$ 0.04	912,985	$ 0.04
$0.11–$0.20	1,759,708	6.93	$ 0.12	1,481,685	$ 0.12
$0.27–$0.28	501,660	5.96	$ 0.28	489,782	$ 0.28
$0.31–$0.63	2,812,500	8.95	$ 0.40	628,483	$ 0.32
$0.77–$0.90	619,687	9.26	$ 0.81	235,144	$ 0.82
$1.06–$1.45	1,236,830	5.49	$ 1.09	108,830	$ 1.33

$ 0.01–$1.45	7,880,870	7.25	$ 0.43	3,856,909	$ 0.23

Weighted average fair values and weighted average exercise prices of options whose exercise price are less or equals market price of the shares at date of grant are as follows:

	For exercise prices on the date of grant that:

	Equals market price Year ended December 31,			Are less then market price Year ended December 31,

	2003	2004	2005	2003	2004	2005

Weighted average exercise prices	$0.40	$0.36	$0.81	$0.19	$—	$—
Weighted average fair values on date of grant	$0.65	$0.28	$0.53	$0.14	$—	$—

Grants in which the Company recorded deferred compensation for options with an exercise price below the fair market value of the shares at the date of the grant, the deferred stock compensation has been amortized using the straight–line method over the vesting period of the options, generally four years.

The compensation expenses recorded in 2003, 2004 and 2005 were $247, $30 and zero, respectively.

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

f. Amended and Restated Non–Employee Directors Stock Option Plan

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

During 2005, the Company granted 575,000 options to non–employee directors at a weighted average exercise price of $0.92 per share. As of December 31, 2005, 3,204,501 options were vested and 6,292,627 were outstanding under the Amended and Restated 1999 Non–Employee Directors Stock Option Plan.

In June 2004, 1,480,000 options were granted to the then new Executive Chairman of the Board, with a 4 year vesting schedule. In August 2005, the Executive Chairman of the Board and the Company agreed to modify the numbers of options granted from 1,480,000 options to 740,000 options. The modification had retroactive effect to the date of the original grant, as if the original grant was in the amount of 740,000 options. The Company has accounted for this grant under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model. Following the modification, the compensation expenses for 2005 and 2004 amounted to $92 and $57, respectively.

Due to changes in the Israeli tax code, grants to Israeli resident directors from the annual general meeting of shareholders will be made pursuant to the Amended and Restated Israeli Share Option Plan, though the grant amounts and vesting schedule will remain in accordance with the Non-Employee Directors Plan.

NOTE 7: INCOME TAXES

a.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 ("the Law"):

The Company’s production facilities in Israel have been granted “Approved Enterprise” status for an investment programs in 1992 by the Israeli Investment Center under the Law for Encouragement of Capital Investments, 1959 (“the Law”). The Company’s program was approved in 1995.

The period of tax benefits is subject to limits of 12 years from the year of commencement of production, or 14 years from the grant of approval, whichever is earlier.

The Company has not yet generated taxable income and, thus, the tax benefits have not yet been utilized.

The tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 10% - 25% for an "Approved Enterprise". As of December 31, 2005, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

b.	Reduction in corporate tax rate:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to "approved enterprise", as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

(No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

As the Company currently has no taxable income, and as a valuation allowance was provided on all the deferred taxes, the Amendment does not have an impact on the Company's results of operation or financial position.

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2c, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.

d.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company", as defined by the law for the Encouragement of Industry (Taxation), 1969, and as such, is entitled to claim public issuance expenses over three tax years and accelerated depreciation on equipment.

e.             As of December 31, 2005, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 61,000. These net operating losses may be carried forward indefinitely and may be offset against future taxable income, and as such, a deferred tax asset was included in these financial statements. The change in the valuation allowance as of December 31, 2005 was a decrease of $ 2,100.

f.              As of December 31, 2005, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $78,000. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2007 through 2025. In light of the subsidiary's recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

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

Deferred income taxes reflect the net tax effects of net operating loss carryforwards between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The Company's deferred tax assets resulting from tax loss carryforwards are as follows:

	December 31,

	2003	2004	2005

Deferred tax assets are as follows:
Operating loss carry–forwards	$48,682	$52,142	$50,130
Non-deductible expenses and others	1,413	1,046	952

Deferred tax asset before valuation allowance	50,095	53,188	51,082
Valuation allowance	(50,095)	(53,188)	(51,082)

Net deferred tax asset	$—	$—	$—

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The valuation allowance increased by $3,093 in 2004 and $5,672 in 2003 and decreased by $2,106 in 2005.

i.	The Company's pretax losses from continuing operations are as follows:

	Year Ended December 31,

	2003	2004	2005

Israel	$4,214	$4,252	$2,668
U.S.	2,620	2,941	22

	$6,834	$7,193	$2,690

j.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carry forward due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

k.

The Company is in the process of a tax audit in Israel for the years 1999-2003. In the course of preparing for the audit, the Company identified a need to amend the returns for those years. The Company does not expect that the result of the tax audit will have a material impact on the financial statements.

NOTE 8: GEOGRAPHIC INFORMATION

The Company conducts its business on the basis of one reportable segment (see Note 1 for brief description of the Company’s business). The Company has adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”.

a.	Revenues from external customers:
	Year Ended December 31,

	2003	2004		2005

Israel	$27	$164		$365
U.S.A	275	1,209	*	2,737
Europe	—	115	*	687
Japan	27	35		136

	$329	$1,523		$3,925

* Certain amounts from prior years have been reclassified to conform to the current presentation.

b.	The Company’s net amount of long–lived assets are as follows:
	December 31,

	2004	2005

Israel	$247	$169
U.S.A	90	204

	$337	$373

c.

During 2005 and 2004, approximately 20% and 32% of the revenues were derived from customer A. During 2003, approximately 70% of the revenues were derived from three customers (33% from customer B, 25% from customer C, and 12% from customer D).

Commtouch Software Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: SUBSEQUENT EVENT

During the first quarter ended March 31, 2006, 1,500,000 Series A Preferred Shares were converted into 3,000,000 Ordinary Shares. By early May 2006, 300,000 Series A Preferred Shares were converted into 600,000 Ordinary Shares triggering a provision in the Company’s Amended and Restated Articles of Association causing the conversion of the remaining outstanding 3,530,000 Series A Preferred Shares into 7,060,000 Ordinary Shares. This provision required the automatic conversion of all outstanding Preferred Shares after conversions exceeding 50% of the originally issued Preferred Shares. As a result, the Company no longer has a preferred class of securities, and during June 2006 it had approximately 69,000,000 Ordinary Shares outstanding.

Item 19 Exhibits

The list of exhibits required by this Item is incorporated by reference to the Exhibit Index which precedes the exhibits to this report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMMTOUCH SOFTWARE LTD.
By:	/s/ Ron Ela
——————————————————
Ron Ela
Chief Financial Officer
June 27, 2006

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)
1.2	Amended and Restated Articles of Association of the Company, as amended on December 30, 2005.
2.1	Specimen Certificate of Ordinary Shares.(1)
2.2	Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)
2.2.1	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of December 29, 1999.(4)
2.2.2	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of March 10, 2000.(5)
2.3	Reserved.
2.4	Form of Drag–Along Letter dated as of April 15, 1999. (1)
2.5	Reserved.
2.6	Reserved.
2.7

Company hereby agrees to furnish the Securities and Exchange Commission, upon request, with the instruments defining the rights of holders of long–term debt of the registrant with respect to which the total amount of securities authorized does not exceed 10% of the total consolidated assets of the Company.

2.8	Ordinary Shares and Warrants Purchase Agreement dated as of February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A Thereto. (31)
2.9	Text of Report on Form 6–K filed by the Registrant for the month of April 2003. (21)
2.9.1	Convertible Loan Agreement dated January 29, 2003, inclusive of Exhibits “A” through “D” thereto.(22)
2.9.2	Exhibit “F” to Convertible Loan Agreement dated January 29, 2003 – Form of Guaranty. (23)
2.9.3	Exhibit “G” to Convertible Loan Agreement dated January 29, 2003– Form of U.S. Subsidiary Security Agreement. (24)
2.9.4	Exhibit “H” to Convertible Loan Agreement dated January 29, 2003 – Form of Company Security Agreement. (25)
2.9.5	Exhibit “I” to Convertible Loan Agreement dated January 29, 2003 – Form of Collateral Agency Agreement. (26)
2.9.6	Exhibit “J” to Convertible Loan Agreement dated January 29, 2003 – Form of Patent and Trademark Security Agreement. (27)
2.9.7	Exhibit “K” to Convertible Loan Agreement dated January 29, 2003 – Opinion of Israeli Counsel to the Company. (28)
2.9.8	Exhibit “L” to Convertible Loan Agreement dated January 29, 2003 – Opinion of US Counsel to the Company.(29)
2.9.9	Addendum 1 to Convertible Loan Agreement.(30)
2.9.10	Addendum 2 to Convertible Loan Agreement.(11)
2.9.11	Addendum 3 to Convertible Loan Agreement.(42)

2.10	Text of Report on Form 6–K filed by the Registrant for the month of July 2003.(13)
2.10.1	Ordinary Shares and Warrants Purchase Agreement dated July 10, 2003, inclusive of Exhibits “A” and “B” thereto.(14)
2.11	Text of Report on Form 6–K filed by the Registrant for the month of August 2003.(15)
2.11.1	Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits “A” and “B” thereto.(16)
2.11.2	Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits “A” and “B” thereto.(17)
2.12	Text of Report on Form 6–K filed by the Registrant for the month of November 2003.(34)
2.12.1	Securities Purchase Agreement dated November 26, 2003.(35)
2.12.2	Exhibit “D” to Securities Purchase Agreement dated November 26, 2003 – Form of Registration Rights Agreement.(36)
2.12.3	Exhibit “A” to Securities Purchase Agreement dated November 26, 2003 – Form of Convertible Note.(37)
2.12.4	Exhibit “C” to Securities Purchase Agreement dated November 26, 2003 – Form of Warrant.(38)
2.12.5	Exhibit “K” to Securities Purchase Agreement dated November 26, 2003 – Form of Voting Agreement.(39)
2.12.6	Exhibit “E” to Securities Purchase Agreement dated November 26, 2003 – Form of Security Agreement.(40)
2.12.7	Exhibit “F” to Securities Purchase Agreement dated November 26, 2003 – Form of Guarantee.(41)
2.13	Text of Report on Form 6–K filed by the Registrant for the month of May 2004.(43)
2.13.1	Securities Purchase Agreement dated May 18, 2004.(44)
2.13.2	Exhibit “D” to Securities Purchase Agreement dated May 18, 2004 – Form of Registration Rights Agreement.(45)
2.13.3	Exhibit “A” to Securities Purchase Agreement dated May 18, 2004 – Form of Initial Warrants.(46)
2.13.4	Exhibit “B” to Securities Purchase Agreement dated May 18, 2004 – Form of Additional Investment Rights.(47)
2.13.5	Exhibit “C” to Securities Purchase Agreement dated May 18, 2004 – Form of Additional Warrants.(48)
2.14	Text of Report on Form 6–K filed by the Registrant for the month of November 2004.(49)
2.14.1	Securities Purchase Agreement dated October 31, 2004.(50)
2.14.2	Exhibit “A” to Securities Purchase Agreement dated October 31, 2004 – Form of Registration Rights Agreement.(51)
2.14.3	Redemption, Amendment and Exchange Agreement dated October 31, 2004.(52)
2.14.4	Exhibit “C” to Redemption, Amendment and Exchange Agreement dated October 31, 2004 – Form of Replacement Warrants.(53)
2.15	Text of Report on Form 6–K filed by the Registrant for the month of October 2005.(54)
2.15.1	Securities Purchase Agreement dated October 2, 2005.(55)
2.15.2	Exhibit “A” to Securities Purchase Agreement dated October 2, 2005 – Form of Series 1 Warrant.(56)
2.15.3	Exhibit “B” to Securities Purchase Agreement dated October 2, 2005 – Form of Series 2 Warrant.(57)

2.15.4	Exhibit “C” to Securities Purchase Agreement dated October 2, 2005 – Form of Registration Rights Agreement.(58)
2.15.5	Addendum 1 to Registration Rights Agreement, dated October 6, 2005.(59)
4.1	Company’s 1996 CSI Stock Option Plan and forms of agreements thereunder.(1)
4.2	Company’s form of Stock Option Agreement for Israeli Employees.(1)
4.3	Commtouch Software Ltd. 1999 Section 3(i) Share Option Plan.(8)
4.4	Amended and Restated 1996 CSI Stock Option Plan.(18)
4.5	Amended and Restated 1999 Section 3(i) Share Option Plan and form of option agreement thereunder.(19)
4.6	Amended and Restated 1999 Non–Employee Directors Stock Option Plan.(20)
4.6.1	Amendments of late 2004 and 2005 to the Amended and Restated 1999 Non-Employee Directors Stock Plan.
4.7	Amended and Restated 1999 Israeli Share Option Plan [fka 1999 Section 3(i) Share Option Plan].(9)

4.8	Agreement of September 1, 2002 between AxcessNet Ltd. and Commtouch Software Ltd. plus Warrant for purchase of Registrant’s Ordinary Shares.(32)
4.9	Agreement of September 1, 2002 between AxcessNet Ltd. and Commtouch Software Ltd., plus Amendment 1 thereto.(33)
4.10	Consulting Agreement between Ian Bonner, Commtouch Software Ltd. and Commtouch Inc. dated June 1, 2004.(60)
4.10.1	Amendment No. 1 to Consulting Agreement between Ian Bonner, Commtouch Software Ltd. and Commtouch Inc., dated August 1, 2005.
4.11	Agreement between Ian Bonner and Commtouch Software Ltd. dated June 9, 2004.(61)
4.11.1	Amendment No. 1 to Chairman Letter Agreement between Ian Bonner and Commtouch Software Ltd., dated August 1, 2005.
4.12	Agreement between Updata Capital, Inc. and Commtouch Software Ltd. of July 28, 2004(62)
4.12.1	Revised Agreement between Updata Capital, Inc. and Commtouch Software Ltd. of July 29, 2005.
4.12.2	Letter of termination dated November 23, 2005, terminating the revised Agreement between Updata Capital, Inc. and Commtouch Software Ltd.
8	Subsidiaries of the Company (1. Commtouch Inc., a California corporation)
12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14a or 15d-14a.
12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14a or 15d-14a.
13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.
15	Consent of Kost, Forer, Gabbay & Kasierer, independent auditors.

_________________

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–78531.
(2)	Reserved.

(3)	Reserved.
(4)	Incorporated by reference to exhibit in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–89773.
(5)	Incorporated by reference to exhibits in Amendment No. 2 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–89773, filed March 28, 2000.
(6)	Reserved.
(7)	Reserved.
(8)	Incorporated by reference to Exhibit 10.2 to Registration Statement on Form S–8 No. 333–94995.
(9)	Incorporated by reference to Exhibit 10.5 to Registration Statement on Form S–8 No. 333-65532.
(10)	Reserved.
(11)	Incorporated by reference to Exhibit 2.9.10 to Annual Report on Form 20–F for the year ended December 31, 2002.
(12)	Incorporated by reference to Exhibit 1 to Report on Form 6–K for the month of May 2001, filed June 1, 2001.
(13)	Incorporated by reference to Report on Form 6–K for the month of July 2003, filed July 28, 2003.
(14)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of July 2003, filed July 28, 2003.
(15)	Incorporated by reference to Report on Form 6–K for the month of August 2003, filed August 15, 2003.
(16)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of August 2003, filed August 15, 2003.
(17)	Incorporated by reference to Exhibit 3 to Report on Form 6–K for the month of August 2003, filed August 15, 2003.
(18)	Incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-8 No. 333-65532.
(19)	Incorporated by reference to Exhibit 5 to Schedule TO, filed July 20, 2001.
(20)	Incorporated by reference to Exhibit 10.3 to Registration Statement on Form S–8 No. 333-65532.
(21)	Incorporated by reference to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(22)	Incorporated by reference to Exhibit 1 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(23)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(24)	Incorporated by reference to Exhibit 3 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(25)	Incorporated by reference to Exhibit 4 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(26)	Incorporated by reference to Exhibit 5 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(27)	Incorporated by reference to Exhibit 6 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(28)	Incorporated by reference to Exhibit 7 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(29)	Incorporated by reference to Exhibit 8 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.
(30)	Incorporated by reference to Exhibit 9 to Report on Form 6–K for the month of April 2003, filed April 2, 2003.

(31)	Incorporated by reference to Exhibit 2.8 to Annual Report on Form 20–F for the year ended December 31, 2001.
(32)	Incorporated by reference to Exhibit 4.24 to Annual Report on Form 20–F for the year ended December 31, 2002.
(33)	Incorporated by reference to Exhibit 4.25 to Annual Report on Form 20–F for the year ended December 31, 2002.
(34)	Incorporated by reference to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(35)	Incorporated by reference to Exhibit 1 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(36)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(37)	Incorporated by reference to Exhibit 3 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(38)	Incorporated by reference to Exhibit 4 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(39)	Incorporated by reference to Exhibit 5 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(40)	Incorporated by reference to Exhibit 6 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(41)	Incorporated by reference to Exhibit 7 to Report on Form 6–K for the month of November 2003, filed December 2, 2003.
(42)	Incorporated by reference to Exhibit 2.9.11 to Annual Report on Form 20-F for the year ended December 31, 2003.
(43)	Incorporated by reference to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(44)	Incorporated by reference to Exhibit 99.1 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(45)	Incorporated by reference to Exhibit 99.2 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(46)	Incorporated by reference to Exhibit 99.3 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(47)	Incorporated by reference to Exhibit 99.4 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(48)	Incorporated by reference to Exhibit 99.5 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.
(49)	Incorporated by reference to Report on Form 6–K for the month of November 2004, filed November 5, 2004.
(50)	Incorporated by reference to Exhibit 99.3 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.
(51)	Incorporated by reference to Exhibit 99.4 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.
(52)	Incorporated by reference to Exhibit 99.5 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.
(53)	Incorporated by reference to Exhibit 99.6 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.
(54)	Incorporated by reference to Report on Form 6–K for the month of October 2005, filed October 11, 2005.

(55)	Incorporated by reference to Exhibit 99.2 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.
(56)	Incorporated by reference to Exhibit 99.5 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.
(57)	Incorporated by reference to Exhibit 99.6 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.
(58)	Incorporated by reference to Exhibit 99.3 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.
(59)	Incorporated by reference to Exhibit 99.4 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.
(60)	Incorporated by reference to Exhibit 4.10 to Annual Report on Form 20–F for the year ended December 31, 2004.
(61)	Incorporated by reference to Exhibit 4.11 to Annual Report on Form 20–F for the year ended December 31, 2004.
(62)	Incorporated by reference to Exhibit 4.12 to Annual Report on Form 20–F for the year ended December 31, 2004.