Form 20-F
period 2006-12-31
COMMTOUCH SOFTWARE LTD
filed 2007-06-25
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............

For the transition period from _________________ to ________________

Commission file number 000–26495

COMMTOUCH SOFTWARE LTD.

(Exact name of Registrant as specified in its charter and

translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

4A Hazoran Street

Poleg Industrial Park,

P.O. Box 8511

Netanya 42504, Israel

011–972–9–863–6888

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.05 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2006).

Ordinary Shares, par value NIS 0.05	72,033,547

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐No ☒

Note: Checking the above box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer☐           Accelerated filer☐          Non-accelerated filer☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

PART I

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

The selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,

	2002	2003	2004	2005	2006

Selected Data
Revenues	$3,438	$329	$1,523	$3,925	$7,234
Loss from continuing operations	$(5,590)	$(6,834)	$(7,193)	$(2,690)	$(190)
Basic and diluted net loss from continuing Operations per share	$(0.27)	$(0.28)	$(0.18)	$(0.09)	$(0.00)
Weighted average number of shares used in computing basic and diluted net loss per share	20,854	24,573	39,969	47,406	66,339
Total assets	$2,984	$6,855	$5,479	$7,995	$11,999

FORWARD LOOKING STATEMENTS

Except for the historical information contained in this Annual Report, the statements contained in this Annual Report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results.

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3 - “Key Information- Risk Factors.”

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

Business Risks

If the market does not continue to respond favorably to our current advanced email defense solutions, including our anti-spam and anti-virus solutions, or our future solutions do not gain acceptance, we will fail to generate sufficient revenues.

Our success depends on the continued acceptance and use of our advanced email defense solutions by current and new enterprise, Original Equipment Manufacturer, or “OEM”, and Internet Service Provider or “ISP” customers and technology licensees. We have been selling our anti-spam products for over three years, our Zero-Hour™ virus outbreak detection product for approximately two years and our IP Reputation Service for less than one year, so our participation in the email defense industry is still at a relatively early stage.

As the market for email defense products continues to mature, we are seeing increasing competitive pressures and demands for even higher quality products at lower prices. This increasing demand comes at a time when email threats are more varied and intensive, challenging even the top end of email defense solutions to keep their threat detection at an industry acceptable high level of accuracy. If our solutions do not continue to evolve to meet market demand, or newer products on the market prove more effective, our business could fail. Also, if the growth in the market for email defense solutions unexpectedly begins to slow, our business will suffer dramatically.

Governmental regulation could decrease the distribution of unsolicited bulk (spam) email and malicious software and decrease demand for our solutions or increase our cost of doing business.

On December 16, 2003, President Bush signed into law the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM Act), which establishes a framework of administrative, civil, and criminal tools to combat spam. The law establishes both civil and criminal prohibitions to assist in deterring the most offensive forms of spam, including unmarked sexually-oriented messages and emails containing fraudulent headers. Under the law, senders of email are required to honor a request by a consumer not to receive any further unsolicited messages. While past high profile prosecutions of direct marketers seemingly have not had much of a deterrent effect on marketers of unsolicited email, it is not known whether or not future legislative endeavors will prove effective.

In addition, various state legislatures have enacted laws aimed at regulating the distribution of unsolicited email.

These and similar legal measures may have the effect of reducing the amount of unsolicited email and malicious software that is distributed and hence diminish the need for our solutions. Any such developments would have an adverse impact on our revenues.

We depend upon OEM partners and resellers and we have a limited concentration of products.

We expect to continue to be dependent upon resellers and OEM partners for a significant portion of our revenues, which will be derived from sales of our email defense solutions. Our operating results and financial condition may be materially adversely affected if:

•	Our limited product suite fails to remain attractive in the email defense market;
•	Anticipated orders or royalty payments from these resellers and OEM partners fail to materialize;
•	We are unable to locate and or sign additional OEM partners (given the limited pool of available candidates for our technology); or
•	Some of the key resellers or OEM partners cease the promotion of our business or begin to promote additional solutions in a layered approach to email defense management.

Our quarterly operating results may fluctuate, which could adversely affect the value of your investment.

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

•	Our ability to successfully develop and market our email defense solutions to new markets, both domestic and international;

•	The continued market acceptance of our new email defense solutions;

•	Our ability to expand our workforce with qualified personnel, as may be needed;

•	Unanticipated bugs or other problems affecting the providing of our email defense solutions to customers;

•	The success of our resellers’ and OEM partners’ sales efforts to potential customers;

•	The solvency of our resellers and OEM partners and their ability to allocate sufficient resources towards the marketing of our email defense solutions to their potential customers;

•	Our OEM partners’ ability to effectively integrate our solutions into their product offerings;

•	The rate of adoption of email defense solutions by customers;

•	Our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;

•	The substantial decrease in information technology spending;

•	The pricing of our solutions;

•	Our ability to timely collect fees owed by resellers and OEM partners;

•	Our ability to add space and equipment to our detection centers in a timely and effective manner to match the rate of growth in our business; and

•	The effectiveness of our customer support, whether provided by our resellers and OEM partners, or directly by Commtouch.

We commenced operations in 1991. Up until 1998, we focused on selling, maintaining and servicing stand-alone email client software products for mainframe and personal computers. From 1998 through 2001, we were a provider of outsourced Web-based email services and, during the first half of 2002, we concentrated on marketing our software messaging solution. In mid-2002, we began focusing on the email defense market, and with the subsequent completion of development of our anti-spam solutions, we began to sell those products during the latter half of 2003. [In late 2004, we added to our repertoire of email defense products with our Zero-Hour™ anti-virus solution and in late 2006, we also announced the availability of our IP Reputation service] . The above described changes in business models required that we adjust our business processes and workforce, which caused fluctuations in our results from operations. While during the past three years our business has been more stable and we have had success in particular in signing agreements with OEM partners, we remain a relatively thinly capitalized organization and, therefore, subject to future fluctuations in our results of operations if any of the enumerated risks occurs. As an example, our current and future expense levels are to a large extent fixed, so we may be unable to adjust spending quickly to compensate for any revenue shortfall caused by any of the enumerated risks described herein. Thus, any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.

We have many established competitors who are offering a multitude of solutions to the problems of spam and virus distribution.

The market for email defense products in general and anti-spam solutions in particular is intensely competitive and we expect it to be increasingly competitive. During 2006, we began to see more OEM security vendors adopting a “layered approach” to protecting email systems – adding more than one email defense solution to their products in an effort to achieve maximum results. During 2007, it is likely that this approach will continue to grow. Increased competition and the adoption of a layered approach to fighting spam and viruses could result in pricing pressures, low operating margins and the realization of little or no market share, any of which could cause our business to suffer.

In the market for email defense solutions, there are less providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on the content of potential spam email) than in the past, and more sophisticated offerings that compete with our solutions. Email defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as competitors and potential customers to Commtouch include Symantec (Brightmail), TrendMicro, McAfee, Secure Computing (CipherTrust) and Cisco (IronPort). Email defense providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Mail-Filters.As this market continues to develop, it is likely that companies with greater resources than ours will attempt to either enter or increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this are the acquisitions of IronPort by Cisco, CipherTrust by Secure Computing, Brightmail by Symantec Corp. and Microsoft of both Frontbridge Technologies and Sybari Software (which, up until the acquisition, was one of our largest distributors).

Also, there are companies that develop and maintain in-house anti-spam solutions, such as Google and Yahoo. These and other companies could potentially leverage their existing capabilities and relationships to enter the email defense industry.

Competitors could introduce products with superior features, scalability and functionality at lower prices than our products and could also bundle existing or new products with other more established products that discourage users from purchasing our products. As noted above, our market’s level of competition has increased as current competitors have improved the sophistication and effectiveness of their offerings and as new participants have entered the market. In the future, as we expand our offerings, we may encounter increased competition in the development and distribution of these solutions. Some of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, technical, sales, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. New technologies and the expansion of existing technologies may increase competitive pressures on us, and we may not be able to compete successfully against current and future competitors.

Our ability to continue to increase our revenues will depend on our ability to successfully execute our sales and business development plan.

The complexity of the underlying technological base of email defense solutions and the current landscape of the market require highly trained sales and business development personnel to educate prospective resellers, OEM partners and customers regarding the use and benefits of our solutions. It may take time for our current and future employees, OEM partners and resellers to learn how to most effectively market our solutions. As a result, our sales and business development personnel may not be able to compete successfully against larger, more heavily financed and more experienced sales and business development departments of our competitors.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer, and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. The loss of our software developers may also adversely affect the continued development and support of our email defense solutions, therefore causing our operating results to suffer and the value of your investment to decline.

We do not have employment agreements inclusive of set periods of employment with any of these key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

Our business and operating results could suffer if we do not successfully address potential risks inherent in doing business overseas.

As of December 31, 2006, we had sales offices in Israel and the United States. We also are marketing our email defense solutions in international markets by utilizing appropriate distribution channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

•	Differing technology standards;

•	Inability of distribution channels to successfully market our solutions;

•	Export restrictions;

•	Difficulties in collecting accounts receivable and longer collection periods;

•	Unexpected changes in regulatory requirements;

•	Political and economic instability;

•	Potentially adverse tax consequences;

•	The adoption of new legislation-backed penalties which may discourage the distribution of unsolicited email messages; and

•	Limited enforcement mechanisms for protecting intellectual property rights.

Any of these factors could adversely affect the Company’s prospective international sales and, consequently, business and operating results.

Technology Risks

We may not have the resources or skills required to adapt to the changing technological requirements and shifting preferences of our customers and their users.

The email defense industry is characterized by difficult technological challenges, sophisticated “spammers”, multiple-variant viruses, unique phishing scams and constantly evolving malevolent software distribution practices and targets that could render our solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing email defense solutions and to develop new solutions, functions and technology that address the potential needs of prospective customers, OEM partners and their users. The development of proprietary technology and necessary enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt to customer, OEM or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition, and may not be able to do so.

Our solutions may be adversely affected by defects or denial of service attacks, which could cause our customers, OEM partners or end users to stop using our solutions.

Our email defense solutions are based in part upon new and complex software and highly advanced computer systems. Complex software and computer systems can contain defects, particularly when first introduced or when new versions are released, and are possible targets for denial of service attacks instigated by “hackers”. Although we conduct extensive testing and implement Internet security processes, we may not discover defects to or vulnerabilities in our software or systems that affect our new or current solutions or enhancements until after they are delivered. Although we have not experienced any material defects or vulnerabilities to date in our email defense solution offerings, it is possible that, despite testing by us, defects or vulnerabilities may exist in the solutions we license. These defects or vulnerabilities could cause or lead to interruptions for customers of our email defense solutions, resulting in damage to our reputation, legal risks, loss of revenue, delays in market acceptance and diversion of our development resources, any of which could cause our business to suffer.

Our solutions may be adversely affected if we are not able to receive a sufficient sampling of internet traffic.

Our email defense solutions are dependent, in part, on the ability of our Detection Center to analyze, in an automated fashion, live feeds of internet traffic received through our services to customers and other contractual arrangements. If we were to suffer an unanticipated, substantial decrease in such traffic, the effectiveness of our technology would drop, and our product offerings would become less attractive.

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

Although the Company has exhibited incremental improvement in its financial condition, especially during the latter half of 2005 and over the course of 2006 as the Company eventually became profitable, the Company remains somewhat thinly capitalized. As such, we might become dependent upon raising additional funds to finance our business. Our cash balance (including marketable securities) was approximately $10,000,000 at December 31, 2006. Based on the cash balance at December 31, 2006, current projections of revenues, related expenses and the ability to further curtail certain discretionary expenses, the Company believes it has sufficient cash to continue operations through at least June 2008.

In the past we have received funds for the development of our business from the State of Israel through the Office of the Chief Scientist, or the OCS. For additional information pertaining to the status of the OCS grants, see Item 10. Additional Information - “ISRAELI TAXATION AND INVESTMENT PROGRAMS”, “Law for the Encouragement of Industrial Research and Development, 5744-1984”.

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

Our Ordinary Shares are quoted on The NASDAQ Capital Market. To continue to be listed, among other requirements, we are required a) to maintain shareholders’ equity of at least $2,500,000, or market value of our outstanding shares (excluding shares held by Company insiders and principal shareholders) of at least $35,000,000, or we must have realized at least $500,000 in net income from continuing operations in our last fiscal year or in two of our last three fiscal years and b) we must maintain a minimum bid price per Ordinary Share of $1.00. In the past, the Company on several occasions did not meet the applicable listing requirements. If the business deteriorates significantly, we may be at risk for a delisting by NASDAQ.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of the voting power in the Company (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 28% of our outstanding Ordinary Shares as of April 17, 2007. Included in the calculation of voting power are warrants and options exercisable by the affiliated entities within 60 days thereof. If they vote together (especially if they were to convert all beneficial holdings into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

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

Substantial sales of our Ordinary Shares could adversely affect our share price and will dilute the interests of our existing shareholders.

The sale, or availability for sale, of large quantities of our Ordinary Shares may have the effect of further depressing its market price. We continue to maintain various registration statements declared effective in prior years by the SEC, which cover the resale of shares issued and shares to be issued on the exercise of warrants issued under certain private placements closed prior to 2006. In particular, the additional Ordinary Shares to be issued if and when outstanding warrants totaling 4,175,094 as of April 17, 2007 are exercised will dilute existing Ordinary shareholders.

If we fail to honor registration rights for the 2004 through 2005 private placements, we will be subject to payment of liquidated damages.

According to registration rights agreements with the selling securityholders listed under registration statements on Form F-3 filed with the SEC on July 1, 2004, January 10, 2005, January 31, 2005 and January 25, 2006, should we fail to maintain the effectiveness of those registration statements for the periods stated in the respective agreements, we risk having imposed on us liquidated damages as defined in those agreements. For example, one of the October 31, 2004 agreements provides for liquidated damages of up to one million additional unregistered Series A Preferred Shares (which, given the prior conversion of all outstanding Series A Preferred Shares, now equals two million unregistered Ordinary Shares). For details about the liquidated damages for the May 2004 private placement, refer to Form 6-K for the month of May, filed May 19, 2004. For details about the liquidated damages for the two October 31, 2004 transactions, refer to Form 6-K for the month of November, filed November 5, 2004. For details about the liquidated damages for the October 2005 private placement, refer to Form 6-K for the month of October, filed October 11, 2005.

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

During 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed in the United States two anti-spam related patent applications, claiming priority for prior periods based on filings of U.S. Provisional Patent Applications, and one virus outbreak detection related patent application. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related). We may seek to patent certain additional software or other technology in the future. Any such patent applications might not result in patents issued within the scope of the claims we seek, or at all.

In early 2005, we secured an exclusive marketing agreement for Distributed Checksum Clearinghouse (“DCC”) software, an anti-spam solution distributed by Rhyolite Software, LLC, and we extended this agreement for an additional year during early 2006 and for an additional half-year during 2007. We are engaged in the commercial licensing of this software. If we are unable to successfully enforce our rights in this software and arrive at licensing agreements with commercial users of DCC, our business may suffer, since we will not receive DCC licensing fees that we believe we are entitled to.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and most of the Arab countries in the region. Peace talks between Israel and the Palestinian Authority began in the early 1990s, but they broke down in mid-2000. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Any ongoing or revived hostilities and any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations.

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

We have generated a substantial portion of our revenues in U.S. dollars and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels, or NIS. As a result, we have been exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. The year 2006 was marked by a strengthening of the NIS against the dollar. We cannot predict the trend for future years. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits which we previously received require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the Office of the Chief Scientist, or OCS, for the financing of a significant portion of our research and development expenditures in Israel. These grants totaled $0.6 million. In 1999 and 2000, we did not receive any grants from the OCS. In 2001 we received $0.6 million and in 2002 we received $0.2 million. While we submitted an application for an additional grant in 2003, we decided not to draw any funds thereunder during 2003. We did not submit an application for funding during the period 2004 - 2006. However, we may apply for additional grants in the future. The OCS budget has been subject to reductions which may affect the availability of funds for possible future grants. Therefore, we cannot be certain that we will be able to receive future grants in similar amounts, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants.

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

Under the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the related regulations, or the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology developed with OCS funding or for the transfer of manufacturing rights outside of Israel. OCS approval is not required for the export of any products resulting from the research and development. There is no assurance that we will receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

•

a requirement to pay the OCS a portion of the consideration we receive upon any sale of such technology to an entity that is not Israeli. The scope of the support received, the royalties that were paid by us, the amount of time that elapsed between the date on which the know-how was transferred and the date on which the grants were received, as well as the sale price, will be taken into account in order to calculate the amount of the payment; and

•

the transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of the manufacturing that is foreign).

These restrictions may impair our ability to sell certain of our older technology assets outside of Israel. The restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.

The tax benefits from our approved enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

The Investment Center of the Israeli Ministry of Industry, Trade and Labor has granted approved enterprise status to several investment programs at our facility. The portion of our income derived from these approved enterprise programs, commencing when we begin to generate net income from these programs, will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes during the period in which we would have benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

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

Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his Ordinary Shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. These provisions may adversely affect the price of our shares.

Item 4. Information on the Company.

Overview

The legal name of the Company is Commtouch Software Ltd., and its principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, P.O.Box 8511, Netanya 42504, Israel, where our telephone number is 011–972–9–863–6888. The Company was incorporated under the laws of the State of Israel on February 5, 1991 and its legal form is a company limited by shares. Its Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection from the Israel Companies Registrar. The Company’s wholly owned subsidiary, Commtouch Inc., is located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089, where our telephone number is (650) 864–2000.

We are a provider of email defense products to enterprise customers and OEM distribution partners, including real-time anti-spam, virus outbreak detection and IP reputation solutions. The Company offers its email defense solutions to small, medium and large enterprises through a variety of third party distribution channels. The solutions are also available for integration with security, content filtering, anti-virus and other filtering solutions through alliances and strategic technology partnerships. A combination of proprietary patented and patent-pending technologies makes it possible for Commtouch to detect, alert and block spam and virus attacks as they are distributed over the Internet. At the core of Commtouch email defense offerings is Commtouch’s proprietary Recurrent Pattern Detection (RPD)™ technology which, in general terms, analyzes messages associated with mass email outbreaks and directs the blocking of such emails, without the need to analyze individual messages.

Commtouch Offerings

We offer a Software Development Kit ("SDK") comprised of multiple components; each different component enables third-party vendors to integrate one of the Company’s licensing offerings. Two components, known as ctasd and ctengine, are two different methods of enabling third-party vendors to integrate the Commtouch anti-spam solution into their existing offerings. Both ctengine and ctasd provide these manufacturers or service providers with full spam identification and spam classification services from the Commtouch Detection Centers. The SDK communicates fully with a remote Detection Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side. These same two components also enable integration of the Company’s Zero-Hour™ virus outbreak protection, which is built on our proprietary Recurrent Pattern Detection™ technology. This solution provides customers with the ability to block malevolent software (or as known in the industry "malware"), including email borne viruses, in real time, at the moment the initial attack occurs. During the initial attack phase, traditional anti-virus vendors are typically analyzing messages to determine whether they are indeed infected with a virus. It is this critical lag in response time by traditional anti-virus vendors that the Zero-Hour solution has been developed to remedy.

A third component of the SDK, known as ctipd, enables integration of the Company’s Reputation Service. The Reputation Service is typically integrated into a device that sits at the perimeter of the organization, deciding which email traffic to allow to enter the organization, and which to block. It accomplishes this by receiving classification data from a Commtouch Detection Center about the sender of each email message.

Products that may benefit from integration of the SDK solution include:

•	Anti-virus applications;

•	Content filtering solutions;

•	Firewall systems;

•	Security servers; and

•	Other network appliances

We also offer an enterprise anti-spam solution, consisting of both a software element (the “Enterprise Gateway”) and a service component – a Commtouch Detection Center”. At the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam detection services from the Detection Center, all allowing for real-time reaction to worldwide spam attacks. At the heart of the solution, however, is the Detection Center, which detects new spam attacks as soon as they are launched and distributed over the Internet. The Detection Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations worldwide. The Detection Center collects information from multiple sources about new spam attacks, analyzes the input using Commtouch patented technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized resolution.

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

Competitive Landscape

The markets in which Commtouch competes are intensely competitive and rapidly changing. We believe there is no single competitor that offers the complete package of anti–spam, anti-virus and IP reputation protections that Commtouch provides. We are aware of competitors that provide anti–spam, anti-virus and reputation services either alone or as part of a complete messaging system or email security system. However, during 2006, we began to see more OEM security vendors adopting a "layered approach" to protecting email systems - adding more than one email defense solution to their products in an effort to achieve maximum results. During 2007 it is likely that this approach will continue to grow, thereby creating pricing pressure, reduced gross margins and possibly loss of market share for us.

Commtouch’s recently launched reputation service competes in a relatively young and continuously evolving market. While this provides opportunity to attempt to shape the market to suit our strengths, there is also risk that this space will not fully evolve, or that a strong competitor will define the market to suit its needs. While the space is immature, there are some established vendors, including TrendMicro, that are offering reputation-based solutions. In some cases, while the product positioning may be new, the underlying solutions may be mature – for example, Spamhaus repositioning its RBL service as a commercial reputation service. In addition, there are several startups competing in this space, perhaps the most notable being Karmasphere.

In the market for email defense solutions, there are less providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on the content of potential spam email) than in the past, and more sophisticated offerings that compete with our solutions. Email defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as competitors and potential customers to Commtouch include Symantec (Brightmail), TrendMicro, McAfee, Secure Computing (CipherTrust) and Cisco (IronPort). Email defense providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Mail-Filters.

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

We expect that the market for email defense solutions will continue to become more consolidated, with companies having greater resources than ours increasing their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this are the acquisitions of IronPort by Cisco, CipherTrust by Secure Computing, Brightmail by Symantec Corp. and Microsoft of Sybari Software (which, up until the acquisition, was one of our largest distributors).

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

The market for real-time virus protection products is fairly new, and Commtouch’s offering differs from traditional anti-virus solutions in that we are offering an additional, complementary solution to signature and heuristic-based anti-virus engines. For this reason, our Zero-Hour Virus Outbreak Protection engine has been licensed by several anti-virus companies, including F-Secure and VirusBuster. However there are several companies that have begun to compete with Commtouch’s offering in this space, two of which are also anti-spam OEM competitors: Cloudmark and Eleven GmbH. We have not encountered either of these two competitors in a competitive sales situation, however we expect to in the future. In addition, the fact that Commtouch’s Zero-Hour engine is built on our proven RPD technology should provide us with a platform from which to continue to market this product, both to existing and future customers.

See also disclosure under “Item 3. Key Information– RISK FACTORS—Business Risks—We have many established competitors who are offering a multitude of solutions to the problems of spam and virus distribution.”

Sales and Marketing

We utilize third party distribution channels to sell our products. Generally, our SDK is licensed to OEM customers, who in turn integrate the SDK into their product offerings for sale to their customers. We are paid license fees or royalties under a variety of fee structures, including fixed fee and fee sharing arrangements.

Our enterprise anti-spam solution is sold through resellers, who pay us pre-negotiated fees from each sale closed with a reseller’s customer.

All Company sales are managed by the Company’s and its U.S. subsidiary’s business development departments, each of which consists of a department head and a relatively small number of business development professionals. The Company’s marketing efforts are aimed mainly at potential OEM customers. The marketing department is concentrated in the Company’s Israel office, though personnel travel internationally in furtherance of the Company’s marketing goals.

Intellectual Property

We regard our patented and patent pending anti–spam and anti-virus technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. During 2004, we purchased a United States patent, Patent No. 6,330,590, which we believe to be an integral part of our patent strategy aimed at protecting our proprietary anti-spam technology. During 2005, we filed in the United States two anti-spam related patent applications, claiming priority for prior periods based on filings of U.S. Provisional Patent Applications, and one virus outbreak detection related patent application. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems (i.e. voice and video related email). Also, in early 2005, we secured an exclusive marketing agreement for DCC software, and we are engaged in the commercial licensing of this software. We have extended the agreement for DCC licensing through mid-September 2007.

We are only actively maintaining our registered trademark for “COMMTOUCH”, which is registered in the U.S., Canada, India, Israel, European Union, China, Mexico, Norway, Taiwan, Russian Federation, South Korea and Australia. While previous registrations of PRONTO (Canada and South Korea) may still be in force, we are not currently actively maintaining these trademarks and they will lapse. Since [at least] September 2003, we are also claiming trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our email defense solutions. We have also been claiming trademark rights in Zero-Hour in relation to our virus outbreak detection product and CTRep in relation to our IP Reputation product.

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

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the United States federal government, i.e. CAN-SPAM Act, and some states, with the CAN-SPAM Act superseding some state laws or certain elements thereof. See also disclosure under “Item 3. Key Information– RISK FACTORS—Business Risks— “Governmental regulation could decrease the distribution of unsolicited bulk (spam) email and malicious software and decrease demand for our solutions or increase our cost of doing business.”. Despite this legislation, we have not seen abatement in the amount of spam traffic on the Internet; rather, a continuing increase in large numbers that is being distributed in more sophisticated ways. The continuing growth and development of the spam market may prompt calls for even more stringent Internet user protection laws that would limit the ability of companies and individuals promoting or delivering spam online, and thus potentially negatively affect our business.

The propagation of email viruses aimed at destroying or stealing third party data is illegal under standard state and federal law outlawing theft, misappropriation, conversion, etc., without the need for special legislation prohibiting such activities on the Internet. Despite the existence of these laws, sources for Internet viruses continue to spread multi-variant viruses seemingly without much fear of recrimination. New laws providing for more stringent penalties could be adopted in various jurisdictions, but it is unclear what, if any, affect these would have on the anti-virus industry in general and our Zero-Hour Virus Outbreak Detection solution in particular.

Employees

As of December 31, 2006, 2005 and 2004, we had 46, 35 and 45 employees, respectively. None of our U.S. employees are covered by a collective bargaining agreement. As of April 1, 2007, we had 48 employees, who are categorized as follows:

LOCATION	General & Administrative	Sales & Marketing	Research & Development	Hosting (Operations)	TOTAL:
ISRAEL OFFICE	7	10	20	-	37
U.S. OFFICE	3	5		3	11

We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to Commtouch’s Israeli employees. These provisions principally concern the maximum length of the workday and workweek, minimum wages, contributions to a pension fund, insurance for work–related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and the employer contributes between 13.3% and 15.8% of the employee’s base salary. Full–time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

Description of Property

All of our facilities are leased. In Netanya, Israel, our office is approximately 928 square meters, and it houses senior management, research and development, sales, marketing and administrative personnel. Our subsidiary’s Sunnyvale, California office, which is roughly 3,600 square feet in size, houses administrative, sales and hosting (operations) personnel.

Geographic Information

The Company conducts its business on the basis of one reportable segment (see also Note 1 of Notes to the Financial Statements for a brief description of the Company’s business). The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects - “Revenue Sources” and the F pages to this Form 20-F below. Breakdown of revenues by location:

	Year Ended December 31,

	2004	2005	2006

Israel	$164	$365	$344
U.S.A.	1,209	$2,737	$4,525
Europe	115	$687	$1,715
Asia	35	136	493
Other	—	—	157

	$1,523	$3,925	$7,234

Capital Expenditures and Divestitures for Last Three Financial Years

Negligible

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

Overview

From 2003 through 2006, the focus of our business has been the development and selling, through reseller and OEM distribution channels, anti-spam Zero-Hour virus outbreak detection solutions to enterprise class customers. While no uniform definition of spam exists, the Company generally defines “spam” as the sending of unsolicited bulk email for commercial and non–commercial purposes.

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

Accounting for Stock–Based Compensation:

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123(R). We have applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the our consolidated operations statements.

At December 31, 2006, we has three stock-based employee compensation plans, which are described more fully in Note 5 of the financial statements. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees" (“Opinion 25”), and related interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation". During the years ended December 31, 2005 and 2004, the Company recognized stock-based compensation expenses in the amount of zero and $ 30, respectively.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified-prospective-transition method. Under that transition method, compensation cost recognized during 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

As a result of adopting SFAS No. 123(R) on January 1, 2006, our net loss for the year ended December 31, 2006, is $ 790 higher than if we had continued to account for share- based compensation under Opinion 25. Basic and diluted loss per share for the year ended December 31, 2006, is $ 0.01 higher than if we had continued to account for share-based compensation under Opinion 25.

We estimate the fair value of stock options granted using the Black-Scholes- option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. We have historically not paid dividends and has no foreseeable plans to pay dividends. We recognize the related expenses over the vesting period using the straight line method.

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

Commitments and Contingencies

Commtouch periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called “contingencies”, and Commtouch’s accounting for such events is prescribed by Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”). SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

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

Revenue Sources

Service Fees.

We started to recognize revenues from anti-spam solutions during the third quarter of 2003, and continued to recognize anti-spam solution sales revenues throughout 2004, 2005 and 2006. We also recognized Zero-Hour virus outbreak detection revenues during 2005 and 2006. Revenues from anti-spam and Zero-Hour virus outbreak detection services are recognized when persuasive evidence of an arrangement exists, services are provided, the fee is fixed or determinable and collectibility is probable. Revenues deriving from anti-spam and Zero-Hour virus outbreak detection services are recognized ratably over the life of the service period.

Patent License Fees.

In 2005 and 2006, we also recognized revenues from our patent licensing program. Revenues from patent licenses are recognized when persuasive evidence of an arrangement exists, delivery has occurred and the Company has no further obligations, the fee is fixed or determinable and collectibility is probable.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2004, 2005 and 2006 (in thousands):

	2004	2005	2006

Revenues	$1,523	$3,925	$7,234
Cost of revenues	638	700	901

Gross profit	885	3,225	6,333

Operating expenses:
Research and development	1,567	1,524	1,763
Sales and marketing	3,699	2,476	2,686
General and administrative	1,842	1,881	2,299

Total operating expenses	7,108	5,881	6,748

Operating loss	(6,223)	(2,656)	(415)
Interest and other income (expenses), net	(880)	141	274
Equity in earnings (losses) of affiliate	(90)	(175)	(49)

Loss	(7,193)	(2,690)	(190)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	(141)	(1,751)	—

Net loss attributable to ordinary and equivalently participating shareholders	$(7,334)	$(4,441)	$(190)

Comparison of Years Ended December 31, 2006 and 2005

Revenues. Revenues increased by $3.3 million from $3.9 million in 2005 to $7.2 million in 2006. Revenues increased in 2006 as the Virus outbreak detection was available for the full year of 2006 and also due to increase in market share.

Cost of Revenues. Cost of revenues increased by $0.2 million from $0.7 million in 2005 to $0.9 million in 2006. The increase in cost of revenues is due to an increase in sales. Cost of revenues did not increase in the same proportion as sales in 2006 due to economies of scale. Most costs of revenues are fixed and are not affected by increases or decreases in revenues.

Research and Development. Research and development expenses increase by 16% and amounted to $1.8 million in 2006 compared to $1.6 million in 2005. The increase is mainly due to the implementation of Statement of Financial Accounting Standard No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment,” starting January 1, 2006. The adoption of FAS123R increased research and development expenses by $196,000 (see also note 2l of the consolidated financial statements).

Sales and Marketing. Sales and marketing expenses increased by 8% from $2.5 million in 2005 to $2.7 million in 2006. The increase is mainly due to the implementation of FAS123R starting January 1, 2006. The adoption of FAS123R increased sales and marketing expenses by $96,000 (see also note 2l of the consolidated financial statements). The increase is also due to payroll of new recruitments in the sales and marketing department and due to increased marketing activity as part of our decision to meet the increasing demand of our products and to gain more market share.

General and Administrative. General and administrative expenses increased by 22% from $1.9 million in 2005 to $2.3 million in 2006. The increase is due to the implementation of FAS123R starting January 1, 2006. The adoption of FAS123R increased sales and marketing expenses by $483,000 (see also note 2l of the consolidated financial statements).

Interest and Other Income (Expenses), Net. Interest and other income (expenses), net, increased by 94% from net income of $141,000 for 2005 to net income of $274,000 in 2006, primarily due to interest income derived from the proceeds of an equity financing round in 2006.

Equity in Earnings (Losses) of Affiliate. Equity in losses of affiliate decreased by 72% from $175,000 for 2005 to $49,000 in 2006. During 2006 we recorded losses that occurred in the affiliate up to the carrying amount of its investment as of December 31, 2005.

Comparison of Years Ended December 31, 2005 and 2004

Revenues. Revenues increased by $2.4 million from $1.5 million in 2004 to $3.9 million in 2005. Revenues increased in 2005 as we gained market share.

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

Amortization of Stock–Based Employee Deferred Compensation. Our stock–based employee deferred compensation expenses decreased from $30,000 in 2004 to zero in 2005. Deferred compensation expenses related to the repricing of stock options during 2001, which was amortized using the straight–line method over a three year vesting schedule. This amortization concluded during the first quarter of 2004.

Interest and Other Income (Expenses), Net. Our interest and other income (expenses), net, decreased from net expenses of $900,000 for 2004 to net income of $100,000 in 2005, primarily due the elimination of debt in late 2004, thus no interest payments in 2005. Instead we earned interest from the proceeds of an equity financing round in 2005.

Equity in Earnings (Losses) of Affiliate. Our equity in earnings (losses) of affiliate increased 94% from $90,000 for 2004 to $180,000 in 2005. This represents 32% of losses in Imatrix.

Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares. The amortization of beneficial conversion feature relating to convertible Series A Preferred Shares for 2005 was $1.8 million compared to $100,000 in 2004. The beneficial conversion feature was recorded as a result of the difference between the private placement proceeds allocated to the Series A Preferred Shares and the transaction date fair value of the Ordinary Shares issuable upon conversion of Series A Preferred Shares.

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2006. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended

	Mar. 31, 2005	Jun. 30 , 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30 , 2006	Sept. 30, 2006		Dec. 31, 2006

	(in thousands) (unaudited)
Revenues	$740	$880	$1,048	$1,257	$1,473	$1,698	$1,866		$2,197
Cost of revenues	194	145	180	181	218 *	208 *	220	*	255

Gross profit	546	735	868	1,076	1,255	1,490	1,646		1,942

Operating expenses:
Research and development	400 *	395 *	312	417	396 *	433 *	422	*	512
Sales and marketing	678	627	569	602	688 *	635 *	636	*	727
General and administrative	514 *	472 *	355	540	579 *	570 *	518	*	632

Total operating expenses	1,592	1,494	1,236	1,559	1,663	1,638	1,576		1,871

Operating income (loss)	(1,046)	(759)	(368)	(483)	(408)	(148)	70		71
Interest and other income (expenses), net	(7)	63	38	47	64	49	79		82
Equity in losses of affiliate	(19)	(41)	(82)*	(33)	(34)	(15)	—		—

Net income (loss)	(1,072)	(737)	(412)	(469)	(378)	(114)	149		153
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	(677)	(631)	(443)	—	—	—	—		—

Net income (loss) attributable to ordinary and equivalently participating shareholders	$(1,749)	$(1,368)	$(855)	$(469)	$(378)	$(114)	$149		$153

Basic and diluted net income (loss) per share	$(0.04)	$(0.03)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$0.00		$0.00

* Certain amounts from prior quarters have been reclassified to conform to the current presentation.

Up through early 2006, we had a history of incurring operating losses, and we cannot be certain that we will continue to achieve profitability on a quarterly or annual basis in the future. A relatively large expense in a quarter could have a negative effect on our financial performance in that quarter. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Other factors that may cause our future operating results to fluctuate include, but are not limited to:

•	Our ability to successfully develop and market our email defense solutions to new markets, both domestic and international;

•	The continued market acceptance of our new email defense solutions;

•	Our ability to expand our workforce with qualified personnel, as may be needed;

•	Unanticipated bugs or other problems affecting the providing of our email defense solutions to customers;

•	The success of our resellers’ and OEM partners’ sales efforts to potential customers;

•	The solvency of our resellers and OEM partners and their ability to allocate sufficient resources towards the marketing of our email defense solutions to their potential customers;

•	Our OEM partners’ ability to effectively integrate our solutions into their product offerings;

•	The rate of adoption of email defense solutions by customers;

•	Our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;

•	The substantial decrease in information technology spending;

•	The pricing of our solutions;

•	Our ability to timely collect fees owed by resellers and OEM partners;

•	Our ability to add space and equipment to our detection centers in a timely and effective manner to match the rate of growth in our business; and

•	The effectiveness of our customer support, whether provided by our resellers and OEM partners, or directly by Commtouch.

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

On May 8, 2006, the Company entered into a small financing transaction with one private investor, whereby the Company received $100,000 against the issuance of 93,458 Ordinary Shares and warrants to purchase an additional 70,093 Ordinary Shares.

As of December 31, 2006 and March 31, 2007 respectively, we had approximately $10.0 million and approximately $11.5 million of cash and cash equivalents and marketable securities. The increase was due to positive operating cash flow and receipt of proceeds from the exercise of warrants and options in the amount of $830 thousand.

In 2006, we provided $1.4 million of cash in operating activities. The increase in operating cash flow was due to the decrease in net loss. Net cash provided by financing activities was approximately $2.5 million, due to option and warrant exercises. Net cash provided by investing activities was $0.1 million consisted primarily of sale of marketable securities totaling $0.5 million offset by the purchase of property and equipment in the amount of $0.4 million. As of December 31, 2006 and March 31, 2007, we had working capital of $7.5 million and $8.8 million, respectively.

Based on the cash balance at December 31, 2006, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations at least through June 2008.

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2006:

Contractual Obligation	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligation	$187	$141	$46	$—	$—

Other Long-term liabilities reflected on the Company’s Balance Sheet - Accrued severance pay	706	—	—	—	706
Other Long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(607)	—	—	—	(607)

Net - severance pay liability	99	—	—	—	99

Total	$286	$141	$46	$—	$99

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax on their taxable income. The applicable corporate tax rate was 31% in 2006 and will be progressively reduced to the following tax rates: 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

A part of our income, however, is derived from the Company’s capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments, 5719-1959 in one investment program and is therefore eligible for certain tax benefits. There can be no assurance that new investment programs will be approved as approved enterprises, or qualify for the new terms of the amended law. The period of tax benefits is subject to limits of 12 years from the year of commencement of production, or 14 years from the grant of approval, whichever is earlier. Moreover, notwithstanding our approved enterprise status in Israel, we may be required to pay income or withholding taxes in other countries. Since we have incurred tax losses in every year through 2006, we have not yet used the tax benefits for which we are eligible. See Item 10 below for a discussion on tax reform.

As of December 31, 2006, the Company's net operating loss carry forwards for tax purposes amounted to approximately $ 68,800, which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2006, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $ 80,000. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2008 through 2026. In light of the subsidiary's recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

The Company and its subsidiary have provided valuation allowances in respect to the deferred tax assets resulting from operating loss carry forwards and other temporary differences. Management currently believes that since the Company and its subsidiary, until recently, has had a history of losses, it is more likely than not that the deferred tax assets regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future.

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

The annual rate of inflation in Israel was (0.1%) in 2006, 2.4% in 2005 and 1.2% in 2004. The NIS was evalued against the U.S. dollar by approximately (8.2%) in 2006, 6.85% in 2005 and (1.6%) in 2004. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 4.225 for one U.S. dollar on December 31, 2006. The representative dollar exchange rate was NIS 4.033 at May 31, 2007. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period–to–period comparisons of our results. The effects of foreign currency re–measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

The Company’s affiliate's (Imatrix’s) functional currency is the Japanese Yen. Consequently Imatrix’s results of operations are translated into U.S. dollars. Because exchange rates between the Yen and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on the Company’s shareholders equity.

Item 6. Directors, Senior Management and Employees

The following table presents information with respect to our directors’ beneficial ownership of our Ordinary Shares as of April 17, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 74,062,072 Ordinary Shares outstanding as of April 17, 2007. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of April 17, 2007 are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Ordinary Share Beneficial Ownership >1%	Number of Ordinary Shares Beneficially Owned	Number in Options and Warrants includeed in Beneficial Ownership

Amir Lev, Director, President and CTO	46	2.3%	1,747,342	1,092,656 options, at exercise prices ranging from $0.0125 to $1.45 per Ordinary Share. Expiration dates range from 3/2/08 to 8/4/15
Aviv Raiz, Director (1)	48	18.4%	13,808,481
50,000 options, at exercise prices ranging from $1.04 to $1.06 per Ordinary Share. Expiration dates range from 12/30/11 to 12/15/12. Also, 1,000,000 warrants, with an exercise price of $0.65, expiring in early October 2010

Gideon Mantel, Director, Chairman of the Board and CEO	47	3.8%	2,885,504	1,576,724 options, at exercise prices ranging from $0.0125 to $1.06. Expiration dates range from 8/15/11 to 8/4/15
Nahum Sharfman, Director (1)(3)	58	3.0%	2,225,254	361,250 options, at exercise prices ranging from $0.0125 to $1.06. Expiration dates range from 8/15/11 to 12/6/14
Lloyd E. Shefsky, Director (2)(3)(4)	66	1.3%	950,588
206,250 options, at exercise prices ranging from $0.39 to $1.06. Expiration dates range from 12.30.11 to 3.29.15. Also, 169,359 warrants, with exercise prices ranging from $0.25 to $0.50, and expiration dates from 2/17/08 to 12/25/08

Dr. Orna Berry, Director (Outside Director) (2)(3)	57	<1%	<1%
Ofer Segev, Director (Outside Director) (1)(2)	47	<1%	<1%

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating Committee

(4)	Mr. Shefsky’s ownership information includes his individual holdings and holdings of LENE L.P., for which he acts as General Partner.

Other Management Employees:

The following table sets forth the names and positions of our management employees at April 17, 2007:

Name	Age	Ownership >1%	Position

Gideon Mantel	47	See table above	CEO and Chairman of the Board
Amir Lev	46	See table above	President and Chief Technical Officer
Ron Ela	36	(1)	Chief Financial Officer
Avner Amram	45	(1)	Executive Vice President, Commtouch Inc.
Gary Davis	45	(1)	Vice President, General Counsel and Corporate Secretary
Udi Trugman	36	(1)	Vice President, Research and Development, Commtouch Software Ltd.
Ronni Zehavi	41	(1)	Vice President, International Business Development, Commtouch Software Ltd.
Haggai Carmon	48	(1)	Vice President, Products, Commtouch Software Ltd.
Jay Goldin	38	(1)	Vice President, Buiness Development North America
Yossi Maslaton	40	(1)	Vice President, Network Operations & Customer Services

(1) less than 1%

Amir Lev is a co–founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev was also the General Manager of Commtouch from January 1997 through April 2000, and in May 2000 became President. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem.

Aviv Raiz has served as a Director since December 2005. He is the founder and President of Eurotrust Ltd. Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an M.B.A. from Tel Aviv University.

Gideon Mantel is a co–founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch’s Chief Operating Officer. In November 1997, he became Commtouch’s Chief Executive Officer, and in December 2006, he was confirmed as Chairman of the Board. He has also served as a Director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A. from Tel Aviv University.

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

Dr. Orna Berry joined the Board of Directors as an “Outside” Director under the Israel Companies Law in March 2005. Dr. Berry is a Venture Partner in Gemini Israel Funds Ltd. Dr. Berry co-founded ORNET Data Communication Technologies Ltd., an early Gemini portfolio company, which was sold to Siemens for $30 million. In addition, she serves as the Chairperson in several Gemini portfolio companies. From 1997 through 2000, Dr. Berry served as the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. In this capacity she was responsible for implementing government policy regarding support and encouragement of industrial research and development. Dr. Berry also has served as the Chief Scientist of Fibronics and, prior to that, Dr. Berry served as a senior research engineer in companies such as IBM and UNISYS. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California, and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv and Haifa Universities. She is a frequent lecturer on "High-Tech" worldwide.

Ofer Segev has served as an Outside Director under the Israel Companies Law since February 2002. Since April 1, 2007, Mr. Segev is the Executive Vice President and Chief Financial Officer for Ness Technologies, a global provider of end-to-end IT services and solutions. Mr. Segev was the CFO of Attunity Ltd from 2003 through early 2007 and, prior to that position, he served as the CEO for TeleKnowledge, and as CFO for Tundo. Prior to his position at Tundo, Mr. Segev was a partner at Ernst & Young Israel where he led the High Tech Industry practice group. Mr. Segev has a B.A. in economics and accounting from Bar Ilan University in Israel, and has studied at the Kellogg Graduate School of Management at Northwestern University.

Lloyd E. Shefsky has served as a Director of Commtouch since October 2003. He is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where has been Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations. Mr. Shefsky authored Entrepreneurs Are Made Not Born, which was translated into five foreign languages. He received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

Avner Amram joined Commtouch in 1996 and currently serves as Executive Vice President. Mr. Amram has over 17 years of experience in the areas of technology, operational management and leadership, and is also a founder of CVDO. Before 2002, Mr. Amram served as COO of Commtouch and was responsible for worldwide operations. Mr. Amram also held a number of positions at Commtouch prior to being appointed COO. From 1995 to 1996, Mr. Amram served as project manager for Medatech, a leading provider of customer relationship management (CRM) solutions, developing and managing complex installations at large organizations. Prior to Medatech, Mr. Amram acted as General Manager of Fuga Nursery in Israel, where he was responsible for operations, production, marketing and distribution. Mr. Amram holds a Bachelors of Science (BSC), in Computer Engineering and graduated Cum Laude from the Technion, Israel Institute of Technology.

Ron Ela joined Commtouch in July 2006 as its Chief Financial Officer. A Certified Public Accountant, Mr. Ela formerly held management positions at two Israeli-based Nasdaq listed companies, and most recently held the role of Controller at Verint Systems Ltd., a wholly–owned subsidiary of Verint Systems Inc. During the five years prior to that time, Mr. Ela served as Deputy Controller and subsequently Controller for Partner Communication Ltd. Also, Mr. Ela spent 3 years in public accounting with Kesselman & Kesselman, a member of PricewaterhouseCoopers in Israel. Mr. Ela has a B.A. in business administration majoring in accounting from the College of Management Academic Studies.

Gary Davis joined Commtouch in September 1999 and serves as Vice President, General Counsel and Corporate Secretary. Mr. Davis has over 20 years of legal experience in both private law firm and corporate practices. Mr. Davis is certified to practice law in both the State of Israel and California. Prior to September 1999, Mr. Davis was in–house counsel to Israel Military Industries and Elta Electronics Industries. He received a B.A. in Political Economy of Industrial Societies from U.C. Berkeley and a J.D. in law from Golden Gate University.

Udi Trugman joined Commtouch in December 1996 and serves as Vice President of Research and Development. Prior to 2002, Mr. Trugman was Senior Director of Systems in the R&D group. Mr. Trugman has over 17 years of software development and management experience. Prior to working at Commtouch, Mr. Trugman specialized in development of commercial applications.

Ronni Zehavi joined Commtouch in June 1999 and serves as Vice President of International Business Development. Prior to joining Commtouch, Mr. Zehavi was Human Resources and Training Manager for “Mondex – ecash”, a subsidiary company of International Mastercard from 1997 to 1999. From 1994 to 1997, Mr. Zehavi was an Organizational Consultant in a counseling firm. Mr. Zehavi received his M.A. degree in Organizational Sociology from Bar–Ilan University and his B.A. degree in History and Educational Psychology from Tel–Aviv University.

Haggai Carmon joined Commtouch in January 2002 and serves as Vice President of Products. From 1998 to 2002, Mr. Carmon was Vice President of Corporate Marketing and of Sales in Asia–Pacific for VCON Telecommunications, a public vendor of corporate videoconferencing solutions, and was also responsible for international pre–sales and technical support. Prior to that, Mr. Carmon was at NetManage Ltd., a public software company of TCP/IP applications for Windows, a founder and CEO of Applico, a Computer–aided Design for Architecture service firm, and managed a college of Fine Arts. Mr. Carmon has over 17 years of experience in technology and international management.

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

Yossi Maslaton joined Commtouch in 1998 and has served as Vice President of Network Operations and Customer Services since early 2005.  Before 2005 he was Director of Service Operations.  With over 20 years of experience in the fields of Information Technology and Networking, Mr. Maslaton is responsible for the operations of Commtouch's data centers and customer services, servicing tens of millions of users daily with the highest standards of uptime.  From 1991 to 1998 Mr. Maslaton was Manager of Information Systems and labs for RND Networks, a group of hi-tech startups in the network-routing field.  Prior to that, Mr. Maslaton managed the technical field-operations of a large project for the Israel Defense Forces in the areas of distributed computing systems and radio communications.

Election of Directors

Directors (other than outside directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the next annual general meeting following the general meeting at which such director is elected and until a successor is elected, or until the director is removed. An annual general meeting must be held at least once in every calendar year, but not more than fifteen months after the preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders, the Board of Directors may appoint new directors temporarily to fill vacancies on the Board of Directors. The Amended and Restated Articles of Association of Commtouch authorize the shareholders to determine, from time to time, the number of directors. The maximum number of directors is currently fixed at ten directors, though only seven directors are currently serving on the Board of Directors. There are no family relationships among any of the directors, officers or key employees of Commtouch.

Alternate Directors

The Amended and Restated Articles of Association of Commtouch provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, the alternate may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides) and the alternate is not entitled to remuneration. A person who is not qualified to be appointed as a director may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

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

The initial term of an outside director is three years and may be extended for an additional period of three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside director ceases to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to the company. Each committee of a company’s Board of Directors must include at least one outside director and the audit committee (the existence of which is required under the Israel Companies Law) must include all outside directors. An outside director is entitled to compensation as provided in the regulations adopted under the Israel Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

Dr. Berry and Mr. Segev currently serve as the Company’s outside directors.

In addition, the NASDAQ Capital Market currently requires Commtouch to have at least a majority of independent directors, as defined under Marketplace Rule 4200(a)(15), on the Board of Directors and to maintain an audit committee of at least three members, each of whom must:

(i)	be independent as defined under Marketplace Rule 4200(a)(15);

(ii)

meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as set forth below (subject to the exemptions provided in Exchange Act Rule 10A-3(c);

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

Audit Committee

As noted above in the discussion under “Independent and Outside Directors”, the Israel Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the Company’s business, approving management compensation and approving related party transactions as required by law. An audit committee must consist of at least three directors meeting the independence standards under the NASDAQ Marketplace Rules and must include all outside directors under the Israel Companies Law, all as described above. Furthermore, the Israel Companies Law specifically prohibits the chairman of the Board of Directors, any director employed by or otherwise providing services to a company and a controlling shareholder or any relative of a controlling shareholder from being a member of the audit committee. Our Audit Committee is in compliance with the noted requirements.

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company’s actions comply with relevant law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company's independent accountant or its representative. The Company engaged a qualified internal auditor towards the end of 2006, and the internal auditor commenced its review during the early part of 2007.

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

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company, and the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

Under the Israel Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

The Israel Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. "Personal interest," as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. "Personal interest" does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "extraordinary transaction." An “extraordinary transaction” is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities, and a "relative" as a spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only Board approval is required unless the Articles of Association of the company provide otherwise. Our Amended and Restated Articles of Association do not provide otherwise. Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the Board and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at this meeting or vote on this matter unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

The Israel Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company. The shareholder approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

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

Compensation Committee Interlocks

The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for Commtouch’s directors and certain of its officers. The Compensation Committee is also responsible for administering the various stock option plans, including the issuance of grants of options to employees of the Company and its subsidiary. The Compensation Committee consists of Ofer Segev, as the necessary outside director, Aviv Raiz and Nahum Sharfman.

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

The Israel Companies Law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her duty of loyalty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) any monetary liability imposed upon such a office holder for the benefit of a third party pursuant to a court judgment, including a settlement or an arbitrator’s decision, confirmed by a court, (b) reasonable legal costs, including attorney’s fees, expended by a office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either i) no financial liability was imposed on the office holder in lieu of criminal proceedings or ii) financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and (c) reasonable litigation expenses, including legal fees, actually incurred by such a office holder or imposed upon the office holder by a court order, in a proceeding brought against the office holder by or on behalf of the company or by others, or in a criminal action in which he was acquitted, or in a criminal action which does not require proof of criminal intent in which he was convicted. The Companies Law further provides that the indemnification provision in a company’s articles of association (i) may be an obligation to indemnify in advance, provided that, other than litigation expenses, it is limited to events the board of directors can foresee in light of the company’s actual activities when providing the obligation and that it is limited to a sum or standards the board of directors determines is reasonable in the circumstances, and (ii) may permit the company to indemnify an officer or a director after the fact.

Furthermore, a company can, with one limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

All of these provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify or exculpate an officer or director nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of (i) a breach by the officer or director of the duty of loyalty, unless the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company, in which case the company is permitted to indemnify and provide insurance to but not to exculpate; (ii) an intentional or reckless breach by the officer or director of the duty of care, other than if solely done in negligence; (iii) any act or omission done with the intent to derive an illegal personal benefit; or (iv) any fine levied or forfeit against the director or officer.

Our Amended and Restated Articles of Association allow us to insure, exculpate and indemnify office holders to the fullest extent permitted by law provided such insurance, exculpation or indemnification is approved in accordance with the Israel Companies Law. We have acquired directors’ and officers’ liability insurance covering the officers and directors of Commtouch and its subsidiary for certain claims. At the annual meeting of shareholders held on November 18, 2002, the shareholders approved a form of indemnification, exculpation and insurance agreement that is applicable to all our directors. The form of this agreement, as well as related provisions in our Amended and Restated Articles of Association, were amended at the annual meeting of shareholders held on December 30, 2005.

Compensation of Directors and Executive Officers.

The directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is approved by Commtouch’s audit committee, Board of Directors and shareholders. Directors currently do not receive cash compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended. However, see Item 10 “Amended and Restated 1999 Non-employee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants. During 2006, 1,500,000 stock options to purchase Ordinary Shares had been granted to directors and executive officers under the Company’s stock option plans, net of forfeited options at a weighted average exercise price of $ 1.026 per share.

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (9 persons) in 2006 was approximately $577 thousand. During the same period Commtouch accrued or set aside approximately $32 thousand for the same group to provide pension, retirement or similar benefits. As of December 31, 2006, directors and executive officers of Commtouch (8 persons) held an aggregate of 6,668,497 stock options to purchase a like number of Ordinary Shares, with 3,427,142 of those options having vested.

Options to Purchase Securities from Registrant or Subsidiaries.

As of December 31, 2006, 12,385,870 stock options to purchase Ordinary Shares had been granted to then existing employees, consultants, executive officers and non–employee directors under the Company’s stock option plans, net of forfeited options. Of that number 10,987,491 had not been exercised and had exercise prices ranging from $0.01 to $1.45 per share and a weighted average per share exercise price of $0.60, and were held by 42 persons; these options have termination dates ranging from March 2008 to August 2015. Reference is also made to the information contained in Item 7 below.

Employees

See Item 4: Employees

Employee Stock Option Plans

Employees, including executive officers and other management employees, participate in the Company’s employee option plans. The Commtouch Software Ltd. 2006 U.S. Stock Option Plan, primarily covering the granting of options to employees and consultants based in the United States, was adopted on December 15, 2006 and has a term of ten years. The Commtouch Software Ltd. Amended and Restated Israeli Share Options Plan, primarily covering the granting of options to employees, consultants and directors based in Israel, was adopted on June 22, 2003 and has a term of ten years. While Israeli based directors receive their grants under the Israeli plan, the principal terms of their grants are identical to those of non-Israeli based directors receiving their grants under the non-employee director plan (See Item 10, Amended and Restated 1999 Non–Employee Directors Stock Option Plan).

Some previous employee option plans have either terminated or were amended and restated, though options remain outstanding and exercisable under those plans. Such plans include the Amended and Restated 1996 CSI Stock Option Plan which expired on January 1, 2006 and the Amended and Restated 1999 3(i) Share Option Plan, which was replaced by the above described Israeli Share Option Plan.

Pursuant to the approval of shareholders on December 15, 2006, all option pools under the various Company plans, including the non-employee director plan, were combined into one pool. As of March 17, 2007, 2,633,473 shares were available in the combined pools for grant to employees, directors and consultants.

All employee stock option plans are administered by the Compensation Committee. Subject to the provisions of the employee stock plans and applicable law, the Compensation Committee has the authority to determine, among other things, to whom options may be granted; the number of Ordinary Shares to which an option may relate; the exercise price for each share; the vesting period of the option and the terms, conditions and restrictions thereof, including accelerated vesting on change of control provisions; to amend provisions relating to such plans; and to make all other determinations deemed necessary or advisable for the administration of such plans.

Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our Ordinary Shares as of April 17, 2007, including:

•	each person or entity known to Commtouch to own beneficially more than five percent of Commtouch’s Ordinary Shares, and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 74,062,072 Ordinary Shares outstanding as of April 17, 2007. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of April 17, 2007 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person. Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount Owned		Percent of Class

Aviv Raiz*	13,811,606	**	18.4%

All directors and officers as a group (8 persons)	21,973,419	***	27.9%

*This shareholder of record resides in the host country, Israel.

**Includes 50,000 options exercisable into a like number of Ordinary Shares.

***Includes 3,643,130 options exercisable into a like number of Ordinary Shares.

Based on a review of the information provided to us by our transfer agent, as of May 31, 2007, there were 106 holders of record of our Ordinary Shares, including 65 holders of record residing in the United States holding 56,885,899 Ordinary Shares, or 76% of the aggregate 74,706,030 Ordinary Shares outstanding as of such date. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 71%% of our outstanding ordinary shares as of such date).

Significant Changes in Percentage Ownership During the Past Three Years

•

Aviv Raiz participated in the private placements of October 31, 2004 (the preferred share issuance) and October 2, 2005, acquiring 500,000 convertible Series A Preferred Shares, 4 million Ordinary Shares and 2 million warrants exercisable into a like number of Ordinary Shares. Subsequent to the preferred share round of October 2004, Mr. Raiz has also purchased in private transactions 1.1 million convertible Series A Preferred Shares from certain investors who participated in that round. Together with his holdings from purchases on the open market and director options vesting within 60 days of April 17, 2007, Mr. Raiz beneficially holds 18.4% in the Company. Mr. Raiz is a director of the Company.

•

Cranshire Capital LP, Omicron Master Trust, Smithfield Fiduciary LLC and Vertical Ventures, LLC became major shareholders of the Company’s Ordinary Shares by virtue of their participation in the private placements of November 26, 2003, May 18, 2004 and October 31, 2004 (though Vertical Ventures did not participate in this transaction), as well as the Redemption, Amendment and Exchange Agreement of October 31, 2004. Due to their sales of Ordinary Shares during 2005, 2006 and, to a lesser extent, 2007, including all Ordinary Shares acquired on the conversion of Series A Preferred Shares and all warrants issued in the November 2003 private placement, plus the increase in the outstanding shares of the Company during the past few years, none of these shareholders remains a major shareholder of the Company. As of April 17, 2007, the total beneficial holdings for all four shareholders amounted to less than 2.4%, with the overwhelming majority of these holdings being in the form of warrants.

•

Israel Seed IV, L.P. was a significant participant in the July 29, 2003, November 26, 2003 and May 18, 2004 private placements, as well as the Redemption, Amendment and Exchange Agreement of October 31, 2004. At December 31, 2004, its beneficial ownership in the Company reached 19.8%. However, due to a number of sales of shares during 2005, 2006 and 2007, the percentage of beneficial ownership of Israel Seed IV, L.P. at April 17, 2007 was zero.

•

InfoSpace (formerly Go2Net), which at December 31, 2002 held beneficially 8.7% of the Company’s outstanding shares, is no longer a shareholder in Commtouch, due to InfoSpace’s sale of 896,057 shares and the termination of its warrant to purchase 1,136,000 Ordinary Shares during 2004.

•

Gideon Mantel, who at December 31, 2004 owned beneficially 5.5% of the Company, is no longer a major shareholder in the Company, due to the increase in outstanding shares of the Company during the past few years. Mr. Mantel is the CEO and Chairman of the Board of the Company.

•

KKB Ventures LLC and XDL Capital Corp., which at December 31, 2003 owned beneficially approximately 6.4% and 5.1% of the Ordinary Shares of the Company, respectively, are no longer major shareholders of the Company mainly due to the increase in outstanding shares of the Company during 2004 and subsequent years. KKB and XDL became shareholders in the Company under the private placement of January 2003, with KKB also participating in the first July 2003 private placement and XDL also participating in the October 2004 preferred share private placement.

Interest of Management and their Family Members in Certain Transactions

There were no material related party transactions during 2006 or through the date of filing of this Form 20-F. In early 2006, the Company leased a small portion of its office space to a director.

Item 8. Financial Information.

See Item 18: Financial Statements. If the Company decides to distribute a cash dividend out of income that has been tax exempt due to an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 5719-1959, the amount of cash dividend will be subject to corporate tax at the rate then in effect under Israeli law. The Company has never declared or paid cash dividends on its Ordinary Shares and does not anticipate paying any cash dividends during 2007. The Company intends to retain future earnings to finance the development of its business.

We are not a party to any litigation, and we are not aware of any threatened litigation which, in the aggregate, would be material to the business of the Company.

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2006.

Item 9. The Offer and Listing.

From July 13, 1999 through June 29, 2004, the Company’s Ordinary Shares were traded publicly on The NASDAQ Stock Market under the symbol “CTCH” (up to June 7, 2002 on the National Market, and subsequently on the Small Cap Market, which during 2005 was renamed the “Capital Market”), from June 30, 2004 through June 26, 2005 under the symbol “CTCHC” and thereafter under the symbol “CTCH”. The Company is also contemplating the filing of an application for admission to the Tel Aviv Stock Exchange (“TASE”), which would result in the dual listing of its Ordinary Shares on the TASE and NASDAQ Capital Market. It is not certain that the Company will file such an application during 2007 or, if it does proceed with a filing, the TASE will approve the application.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares, for the periods indicated :

	High	Low

2002:	$0.42	$0.06
2003:	$1.47	$0.10
2004:	$1.24	$0.27
2005:	$1.30	$0.45
2006:	$1.36	$0.70

2005:
First Quarter	$0.81	$0.45
Second Quarter	$0.70	$0.48
Third Quarter	$0.65	$0.50
Fourth Quarter	$1.30	$0.51

2006:
First Quarter	$1.36	$0.93
Second Quarter	$1.18	$0.70
Third Quarter	$0.94	$0.74
Fourth Quarter	$1.20	$0.88

2007:
First Quarter	$1.60	$1.23

Most Recent Six Months:
December 2006	$1.20	$1.02
January 2007	$1.48	$1.23
February 2007	$1.60	$1.35
March 2007	$1.55	$1.34
April 2007	$1.81	$1.47
May 2007	$2.05	$1.67

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

We are registered under the Israel Companies Law as a public company with registration number 52-004418-1. [The objective stated in our memorandum of association is to engage in any lawful activity.]

DESCRIPTION OF SHARES

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Amended and Restated Articles of Association, copies of which have been filed as exhibits to certain of our prior filings with the Securities and Exchange Commission.

As of December 31, 2006, our authorized share capital consisted of 166,060,000 Ordinary Shares, NIS 0.05 par value. As of December 31, 2006, there were 72,033,547 Ordinary Shares issued and outstanding. As of April 17, 2007, our authorized share capital consisted of 166,060,000 Ordinary Shares, NIS 0.05 par value. As of April 17, 2007, there were 74,062,072 Ordinary Shares issued and outstanding.

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

Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of Ordinary Shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of our winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. Declaration of a dividend requires Board of Directors approval.

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

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS

Holders of Ordinary Shares have one vote for each share held on all matters submitted to a vote of shareholders.

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

Finally, Israeli tax law treats specified acquisitions, including a stock–for–stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his Ordinary Shares for shares in a foreign corporation to taxation before it would become taxable in the United States, even though the investment has not become liquid.

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

DISCLOSURE OF SHAREHOLDERS OWNERSHIP

The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our Company, to disclose its share ownership.

CHANGES IN OUR CAPITAL

Changes in our capital are subject to the approval of the shareholders by a majority of the votes of shareholders present by person or by proxy and voting at the shareholders meeting.

DESCRIPTION OF INVESTOR AND SERVICE PROVIDER WARRANTS

The following summarizes warrants outstanding as of December 31, 2006:

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

ADVISOR WARRANT

The discussion under Item 18, Note 6 to the Notes to Consolidated Financial Statements – Shareholders’ Equity, regarding a warrant issued in relation to a small investment made by an advisor to the Company during May 2006, is incorporated herein by reference.

REGISTRATION RIGHTS

The Company granted registration rights as follows:

a.

under the terms of an acquisition agreement, we were required to register the 1,568,869 shares issuable to the acquired company’s investors and employees, including shares issuable under options and warrants. The registration statements were filed to fulfill this requirement and became effective, respectively, on September 6, 2001 and July 20, 2001. On June 8, 2006, the Company deregistered the remaining unsold shares under the registration statement on Form F-3, originally filed on August 24, 2001;

b.

to investors under the private placement of February 27, 2002, whereby Commtouch issued approximately 4.4 million Ordinary Shares against the investment of approximately $1.3 million. The investors in the private placement also received five–year warrants to purchase up to an additional 2.66 million Ordinary Shares (approximately). The shares issued under this private placement, including shares to be issued upon the exercise of the warrants, were registered for re-sale on May 28, 2002;

c.

to lenders under the Convertible Loan Agreement of January 29, 2003, as amended, whereby a loan amount of $1,250,000 was provided to the Company and subsequently converted into equity in the Company. Following conversion, on January 20, 2004, the Company registered 11,304,432 Ordinary Shares on behalf of the lenders, with 5,652,216 representing shares issuable upon exercise of warrants (with a term of five years);

d.

to investors under the two private placements of July 10, 2003 and July 29, 2003, whereby Commtouch issued 5,546,667 Ordinary Shares against the investment of $3,040,000. The investors in the private placement also received five–year warrants to purchase up to an additional 3,040,000 Ordinary Shares. The shares issued under these private placements, including shares to be issued upon the exercise of the warrants, were registered for re-sale on November 3, 2003; however, given a delay in the registration process, additional “liquidated damages” shares totaling 40,926 Ordinary Shares were issued to the investors and registered for re-sale on January 20, 2004;

e.

to lenders under the Securities Purchase Agreement of November 26, 2003, as amended, whereby a loan amount of $3,000,000 was provided to the Company. Under this agreement, the Company (i) granted rights to convert the loan into equity at a conversion price of $1.153 per Ordinary Share, and (ii) issued warrants exercisable for purchase of up to 600,000 of the Company’s Ordinary Shares, exercisable within three years at a price per Ordinary Share of $1.153. Pursuant to the agreement, the Company registered 4,162,479 Ordinary Shares for re-sale with the SEC on January 20, 2004. Also, for six months from January 20, 2004, the lenders had the option to invest an additional $3 million on similar terms to those of the original loan, including those relating to the registration of additional shares and shares underlying warrants;

f.

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

The shares issued under this private placement, including shares to be issued upon the exercise of the warrants, additional investment rights and additional note rights, were registered for re-sale on July 15, 2004;

g.

to existing institutional investors under the Redemption, Amendment and Exchange Agreement of October 31, 2004, whereby Commtouch issued 900,000 A Preferred Shares and warrants exercisable into 3,333,335 Ordinary Shares at an exercise price of $0.90 per share. Until September 14, 2005, Series A Preferred Shares were convertible into Ordinary Shares on a one for one basis; from September 15, 2005, each outstanding Series A Preferred Share may be converted into two Ordinary Shares. At the closing of this transaction, the Company was allowed to i) prepay the $3 million notes outstanding under the November 2003 financing, ii) cancel the investors’ rights to purchase up to $3 million in additional notes convertible into approximately 3.3 million Ordinary Shares at a $0.90 conversion price (plus the issuance of an additional 600,000 warrants as warrant coverage thereon), iii) cancel all security interests over Company property and iv) remove a negative covenant thereby allowing the Company to enter into the private placement of Series A Preferred Shares on October 31, 2004. The Ordinary Shares issuable under this transaction upon exercise of warrants and conversion of Series A Preferred Shares were registered for re-sale on February 9, 2005. At the end of October 2005, the 3,333,335 warrants issued under the subject transaction, which had increased to 3,626,710 warrants pursuant to the anti-dilution protection mechanism built into each warrant, expired without having been exercised by the warrant holders;

h.

to existing and new investors, plus three directors of the Company, under the Securities Purchase Agreement of October 31, 2004, whereby Commtouch issued 6,380,000 Series A Preferred Shares at a purchase price of $0.50 per share for gross proceeds to the Company of $3.19 million. The Company also agreed to issue up to 1,000,000 additional Series A Preferred Shares as liquidated damages to the investors should it be unable to file in a timely manner a registration statement, have it declared effective within 120 days of the closing or maintain its effectiveness. Until September 14, 2005, Series A Preferred Shares were convertible into Ordinary Shares on a one for one basis; from September 15, 2005, each outstanding Series A Preferred Share was convertible into two Ordinary Shares. All Series A Preferred Shares have been converted into Ordinary Shares, thereby effectively extinguishing the class of Series A Preferred Shares. The Ordinary Shares issuable under this transaction upon conversion of Series A Preferred Shares were registered timely for re-sale on February 15, 2005, pursuant to a Form F-3 registration statement filed timely by the Company;

i.

to three existing and two new investors, under the Securities Purchase Agreement of October 2, 2005, whereby Commtouch issued 6,000,000 Ordinary Shares of the Company at $0.50 per share for gross proceeds to the Company of $3.0 million. The investors also received two sets of warrants, each representing an option to purchase up to 1,500,000 Ordinary Shares, with one set exercisable within nine months at $0.50 per share and the other set exercisable within five years at $0.65 per share. The Company also agreed to issue up to 750,000 additional Ordinary Shares as liquidated damages to the investors should it be unable to file in a timely manner a registration statement, have it declared effective within 180 days of the closing of the financing or maintain its effectiveness. The Ordinary Shares issued and issuable upon exercise of warrants were registered timely for re-sale on February 7, 2006, pursuant to a Form F-3 registration statement filed timely by the Company;

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

We are subject to certain of the information reporting requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each calendar quarter. We post our Annual Report on Form 20-F on our Website (www.commtouch.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

100 F Street, NE

Public Reference Room

Washington, D.C. 20549

The Securities and Exchange Commission maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Ordinary Shares is Wells Fargo Bank, N.A. Shareowner Services of St. Paul, Minnesota.

MATERIAL CONTRACTS DURING PAST TWO YEARS

Consulting and Fundraising Agreements

On June 1, 2004 and June 9, 2004, Commtouch entered into a consulting agreement and letter agreement, respectively, with Ian Bonner. Originally, under the Consulting Agreement, Mr. Bonner provided services to the Company pertaining to business development and potential business acquisition activities of the Company. For his consulting services, Mr. Bonner initially earned a monthly fee of $14,000. In addition, Mr. Bonner was to earn a success fee for his efforts leading to the acquisition of the Company at a valuation of greater than $60 million, computed by multiplying 2% of the outstanding number of shares of the Company on June 29, 2004 by the Company’s Ordinary Share price determined in accordance with the Company’s valuation under the acquisition transaction. Under the letter agreement, Mr. Bonner assumed the position of Executive Chairman of the Board of the Company, receiving his formal appointment on December 6, 2004 following the annual meeting of shareholders held on that date. For his services as Executive Chairman, on June 16, 2004, Mr. Bonner originally was granted options exercisable into 1,480,000 Ordinary Shares, which were to vest over four years with a one year cliff. Under both agreements, Mr. Bonner’s reasonable and necessary expenses were reimbursable by the Company. Mr. Bonner voluntarily reduced his monthly consulting fee from $14,000 to $12,000 on July 1, 2005, and commencing January 1, 2006, Mr. Bonner agreed to terminate his consultancy and the related fees in their entirety. He also agreed to lower his success fee from 2% to 1%. Also, effective August 1, 2005, Mr. Bonner agreed to reduce his four year option grant from 1,480,000 options to 740,000 options. Mr. Bonner’s association with the Company ended in December 2006.

On September 1, 2002, Commtouch entered into two agreements with AxcessNet Ltd., one for the providing of consulting services to Commtouch (“agreement 1”) and the other for the facilitating of fundraising and strategic commercial transactions (“agreement 2”). Under agreement 1, AxcessNet originally was to receive a payment of $140,000 in cash plus warrants. Agreement 1 was due to expire on August 31, 2003, but was extended multiple times, with AxcessNet receiving between $5,000 and $12,000 per month through March 31, 2006. The Agreement terminated on March 31, 2006. Under agreement 2, as amended on December 1, 2002, AxcessNet is entitled to receive 5% of proceeds received by Commtouch from fundraising activities (and in the case of a business combination, a minimum fee of $100,000), as well as from commercial transactions entered into by Commtouch through the efforts of AxcessNet. The compensation to be paid under agreement 2 is payable in either cash or warrants, at AxcessNet’s discretion, but if the warrants are to exceed 250,000, Commtouch has the right to pay any excess in cash. Furthermore, in the event that Commtouch is acquired by a third party, any continuing payment obligations of Commtouch to AxcessNet under agreement 2 at the time of such acquisition may be fully liquidated by a payment of the lesser of twenty four months worth of payments or the number of months remaining under Commtouch’s obligations to AxcessNet. During their relationship under agreement 1 and agreement 2, Commtouch and AxcessNet have worked together closely in furtherance of the Company’s business, and have been in constant communications with one another. AxcessNet Resources LLC, under common ownership with AxcessNet Ltd., was also a lender under the Convertible Loan Agreement of January 29, 2003 (see Exhibits 2.9.1 - 2.9.11 to Form 20-F for 2005), with its interest converting to equity in the Company on December 26, 2003, and an investor under the Ordinary Shares and Warrants Purchase Agreement of July 10, 2003 (see Exhibit 2.4).

Securities Purchase Agreement of October 2005

Under the Securities Purchase Agreement of October 2, 2005, Commtouch issued 6,000,000 Ordinary Shares of the Company at $0.50 per share for gross proceeds to the Company of $3.0 million. The investors also received two sets of warrants, each representing an option to purchase up to 1,500,000 Ordinary Shares, with one set exercisable within nine months at $0.50 per share and the other set exercisable within five years at $0.65 per share.

Amended and Restated 1999 Non–Employee Directors Stock Option Plan

Following approval by shareholders in December 2006, the pool of shares available under the 1999 Non–Employee Directors Stock Option Plan was combined with the pool available for all Company employees (including subsidiary company employees), and at March 14, 2007 there were 2,631,473 shares available for grant under all plans. New directors are currently entitled to an initial grant of 150,000 options. Directors who are reelected at the annual meeting of shareholders are entitled to additional grants of 50,000 options. . Ian Bonner, the Company’s Executive Chairman of the Board from late 2004 through late 2006, received a grant of 1,480,000 options following his election to the Board, which was voluntarily reduced to 740,000 options effective August 1, 2006 (see above “Item 10. Additional Information, Material Contracts During Last Two Years, Consulting and Fundraising Agreements”). Also, on March 29, 2005, shareholders of the Company, at an extraordinary meeting of shareholders, approved the granting of authority to the Board to issue to non-employee directors (not including Mr. Bonner) a one time option grant to purchase up to 75,000 Ordinary Shares. Thereafter, the Board issued a grant of 75,000 options to Lloyd Shefsky.

Under the Non–Employee Directors Plan as originally adopted, each option was to have become exercisable with respect to one–fourth of the number of shares covered by such option three months after the date of grant and with respect to one–third of the remaining shares subject to the option every three months thereafter; however, this changed pursuant to an amendment to the plan approved by shareholders at the August 10, 2000 annual meeting of shareholders, such that subsequent option grants become exercisable at a rate of 1/16th of the option shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. However, certain options outstanding and unexercised at the time of the effective date of the Tender Offer Statement of July 20, 2001, as amended, were repriced in accordance with the terms of the Tender Offer Statement, as amended. Up through 2004, each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors. Options granted to directors during 2005 - 2006 have a maximum term of six years. At the annual meeting of shareholders of December 30, 2005, shareholders approved an amendment to the Non-Employee Directors Plan to allow for the acceleration of unvested options for any director who has served the company for at least three years, unless the director resigned voluntarily or was removed from the Board of Directors a failure to perform any of his/her duties to the Company.

Amended and Restated Articles of Association

See the discussion under Item 4 “Information on the Company- Overview” for instructions on how to locate the Company’s Amended and Restated Articles of Association. In addition, the Articles are incorporated by reference to this Form 20-F under Exhibit 1.2 below.

ISRAELI TAXATION AND INVESTMENT PROGRAMS

The following is a summary of the principal tax laws applicable to companies in Israel, including special reference to their effect on us, and Israeli government programs benefiting us. This section also contains a discussion of the material Israeli tax consequences to you if you acquire Ordinary Shares of our company. This summary does not discuss all the acts of Israeli tax law that may be relevant to you in light of your personal investment circumstances or if you are subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in this discussion will be accepted by the tax authorities. The discussion should not be understood as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

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

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

•	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period ;

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

•	accelerated depreciation rates on equipment and buildings.

•	Expenses related to a public offering on TA stock exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the 2005 amendment

The Law for the Encouragement of Capital Investments, 1959, as amended (effective prior to April 1, 2005) (the “Investments Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

Subject to applicable provisions concerning income under the alternative package of benefits, if the company distributes dividends from the benefited income, it must distribute dividends also from the un-benefited income, at the same rate. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend. As of December 31, 2006, the company did not generate income under the provision of the new law.

Currently we have one approved enterprises programs under the capital investment law, which entitle us to some tax benefits. The tax benefits period for these programs has not yet begun. Income derived from these alternative benefit programs is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise, subject to certain conditions.

Tax benefits under the 2005 Amendment

The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 3 years from the company’s previous year of commencement of benefits under the investment law (prior the amendment).

A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year.

(Our company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits in the future they will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation ).

The amendment simplifies the approval process: according the amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled, to approve such programs only until December 30, 2007.

The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval, and the instructions of the investment center.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to a country which its population is at least 12 million people (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the "Year of Election"). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company's production assets before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•

A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

Special Provisions Relating to Measurement of Taxable Income

Our company is taxed under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

•

Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

•

Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. (hereinafter: “Inflation supplement”). Note, the inflation supplement will only be added to the corporate income but not to other incomes such as capital gains.

•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3.0%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination

Tax Benefits of Research and Development

Israeli tax law permits, under some conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant government ministry and if the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking the deduction.

The OCS has approved some of our research and development programs and we have been able to deduct, for tax purposes, a portion of our research and development expenses net of the grants received. Other research and development expenses that are not approved may be deducted for tax purposes in 3 equal installments during a 3-year period.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “— Capital Gains Tax on Sales of Our Ordinary Shares.”

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

Therefore, no quantitative tabular disclosures are provided.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable for 2006.

Item 15. Controls and Procedures.

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of the end of 2006. Based on their evaluation, our principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective.

(b) There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert.

The Board of Directors of the Company has determined that Mr. Ofer Segev, a member of the Audit Committee, is an audit committee financial expert as that term is defined in Item 16A of Form 20-F and is independent as that term is defined in each of NASDAQ Marketplace Rule 4200(a)(15) and SEC Rule 10A-3(b)(1).

Item 16B. Code of Ethics.

The Company, by way of Board of Directors resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers. The Code of Ethics is posted on the Company’s website at www.commtouch.com, under the link to “investor relations”.

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2006 and 2005:

	Year ended December 31,

	2006 Fees	2005 Fees

Audit fees (1)	$92,000	$75,000
Tax (2)	$88,500	$5,000

Total	$180,500	$80,000

(1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Independent Registered Public Accounting Firm can reasonably provide, and include the group audit; statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC.

(2) Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authority; and tax planning services.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of our current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year. The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2006, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemption from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18.

Item 18. Financial Statements.

(a) Financial Statements

(b) Financial Statement Schedule:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards Board No. 123 (R), "Share-Based Payment".

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 25, 2007	A Member of Ernst & Young Global

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

US dollars in thousands

	December 31,

	2005	2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,986	$8,004
Marketable securities	2,500	2,000
Trade receivables	355	570
Prepaid expenses	118	134
Other accounts receivable	50	62

Total current assets	7,009	10,770

Long-term lease deposits	18	13
Investment in affiliate	48	—
Severance pay fund	547	607
Property and equipment, net	373	609

	986	1,229

Total Assets:	$7,995	$11,999

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES :
Accounts payable	$321	$344
Employees and payroll accruals	617	503
Accrued expenses and other liabilities	110	187
Government authorities	191	192
Deferred revenues	1,533	2,032

Total current liabilities	2,772	3,258

Long-term deferred revenues	386	542
Accrued severance pay	638	706

Total long-term liabilities:	1,024	1,248

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Convertible Series A Preferred Shares nominal value NIS $0.5 par value- Authorized: 6,330,000 and zero shares as of December 31, 2005 and 2006, respectively; Issued and outstanding: 5,330,000 and zero shares as of December 31, 2005 and 2006, respectively; Aggregate liquidation preference of $5,330 and zero as of December 31, 2005 and 2006, respectively	61	—
Ordinary Shares, nominal value NIS 0.05 par value- Authorized: 153,400,000 and 166,060,000 shares as of December 31, 2005 and 2006, respectively; Issued and outstanding: 55,886,072 and 72,033,547 shares as of December 31, 2005 and 2006, respectively	664	845
Additional paid-in capital	173,733	177,095
Accumulated other comprehensive income	21	23
Accumulated deficit	(170,280)	(170,470)

Total shareholders' equity	4,199	7,493

Total liabilities and shareholders’ equity	$7,995	$11,999

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

US dollars in thousands, except share and per share data

	Year ended December 31,

	2004	2005	2006

Revenues	$1,523	$3,925	$7,234
Cost of revenues	638	700	901

Gross profit	885	3,225	6,333

Operating expenses:
Research and development	1,567	1,524	1,763
Sales and marketing	3,699	2,476	2,686
General and administrative	1,842	1,881	2,299

Total operating expenses	7,108	5,881	6,748

Operating loss	(6,223)	(2,656)	(415)
Financial income (expenses), net	(880)	141	274
Equity in losses of affiliate	(90)	(175)	(49)

Net loss	(7,193)	(2,690)	(190)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	(141)	(1,751)	—

Net loss attributable to ordinary and equivalently participating shareholders	$(7,334)	$(4,441)	$(190)

Basic and diluted net loss per share	$(0.18)	$(0.09)	$(0.00)

Weighted average number of shares used in computing basic and diluted net loss per share	39,969,367	47,406,835	66,338,831

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

US dollars in thousands, except share and per share data

	Series A Preferred Shares	Series A Preferred Shares Amount	Ordinary Shares	Ordinary Share Amount	Additional paid- in capital	Stock-based employee deferred compensation	Notes receivable from shareholders	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total

Balance as of January 1, 2004	—	$ —	37,104,615	$ 456	$160,592	$ (30)	$ (102)	46	$(158,505)	—	$ 2,457
Issuance of shares, net	—	—	5,131,583	57	2,910	—	—	—	—	—	2,967
Issuance of shares upon exercise of options and warrants	—	—	551,704	7	86	—	—	—	—	—	93
Issuance of Series A Preferred shares	6,380,000	73	—	—	3,225	—	—	—	—	—	3,298
Issuance of Series A Preferred shares redemption deal	900,000	10	—	—	773	—	—	—	—	—	783
Preferred shared discount amortization	—	—	—	—	141	—	—	—	(141)	—	—
Stock-based compensation related to options granted non-employees	—	—	—	—	57	—	—	—	—	—	57
Amortization of deferred stock based compensation	—	—	—	—	—	30	—	—	—	—	30
Repayment of notes receivable	—	—	—	—	—	—	102	—	—	—	102
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1)	—	(1)	(1)
Net loss	—	—	—	—	—	—	—	—	(7,193)	(7,193)	(7,193)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(7,194)	—

Balance as of December 31, 2004	7,280,000	$ 83	42,787,902	$ 520	$167,784	$ —	$ —	$ 45	$(165,839)	$ —	$ 2,593

Balance as of January 1, 2005	7,280,000	$ 83	42,787,902	$ 520	$167,784	$ —	$ —	$ 45	$(165,839)	$ —	$ 2,593
Issuance of shares and warrants, net	—	—	6,000,000	65	2,857	—	—	—	—	—	2,922
Issuance of shares upon exercise of options and warrants	—	—	3,689,170	43	1,263	—	—	—	—	—	1,306
Conversion of Series A Preferred shares to Ordinary shares	(1,950,000)	(22)	3,400,000	36	(14)	—	—	—	—	—	—
Amortization of beneficial conversion feature relating to Convertible Series A Preferred Shares	—	—	—	—	1,751	—	—	—	(1,751)	—	—
Stock-based compensation related to options granted to non-employees	—	—	—	—	92	—	—	—	—	—	92
Foreign currency translation adjustment	—	—	—	—	—	—	—	(24)	—	(24)	(24)
Net loss	—	—	—	—	—	—	—	—	(2,690)	(2,690)	(2,690)

Total comprehensive loss	—	—	—	—	—	—		—	—	(2,714)	—

Balance as of December 31, 2005	5,330,000	$ 61	55,886,072	$ 664	$173,733	$ —	$ —	$ 21	$(170,280)	$ —	$ 4,199

Balance as of January 1, 2006	5,330,000	$ 61	55,886,072	$ 664	$173,733	$ —	$ —	$ 21	$(170,280)	$ —	$ 4,199
Issuance of shares	—	—	93,458	1	99	—	—	—	—	—	100
Issuance of shares upon exercise of options and warrants	—	—	5,394,017	58	2,379	—	—	—	—	—	2,437
Conversion of Series A Preferred shares to Ordinary Shares	(5,330,000)	(61)	10,660,000	122	(61)	—	—	—	—	—	—
Stock-based compensation related to employees	—	—	—	—	790	—	—	—	—	—	790
Stock-based compensation related to options granted to non-employees	—	—	—	—	155	—	—	—	—	—	155
Foreign currency translation adjustment	—	—	—	—	—	—	—	2	—	2	2

Net loss	—	—	—	—	—	—	—	—	(190)	(190)	(190)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(188)	—

Balance as of December 31, 2006	0	$ —	72,033,547	$ 845	$177,095	$ —	$ —	$ 23	$(170,470)	$ —	$ 7,493

The accompanying notes are an integral part of the financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,

	2004	2005	2006

Cash flows from operating activities:
Net loss	$(7,334)	$(4,441)	$(190)
Adjustments to reconcile net loss to net cash used in Operating activities:
Depreciation and amortization	358	147	209
Amortization of convertible loan discount and beneficial conversion feature	(508)	1,751	—
Compensation related to options granted to employees and non-employees	87	92	945
Loss from prepayments of convertible loan	1,296	—	—
Equity in losses of affiliate	90	175	49
Changes in assets and liabilities:
Increase in trade receivables	(5)	(258)	(215)
Decrease (increase) in prepaid expenses and other accounts receivable	3	(21)	(28)
Increase (decrease) in accounts payable	(206)	76	(40)
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	83	41	(37)
Increase in deferred revenues	978	719	655
Increase in accrued severance pay, net	46	11	8
Other	—	(7)	—

Net cash provided by (used in) operating activities	(5,112)	(1,715)	1,356

Cash flows from investing activities:
Decrease (increase) in long-term lease deposits	(19)	—	5
Purchase of marketable securities	—	(2,500)	—
Sales of marketable securities	—	—	500
Purchase of property and equipment	(156)	(176)	(380)

Net cash provided by (used in) investing activities	(175)	(2,676)	125

Cash flows from financing activities:
Repayment of note receivable by shareholder	102	—	—
Repayment of convertible loans and notes payable	(3,000)	—	—
Proceeds from issuance of shares and warrants, net	2,967	2,922	100
Proceeds from options and warrants exercises	1,631	1,306	2,437
Proceeds from issuance of preferred shares, net	3,111	—	—
Proceeds from issuance of convertible loan	500	—	—

Net cash provided by financing activities	5,311	4,228	2,537

Increase (decrease) in cash and cash equivalents	24	(163)	4,018
Cash and cash equivalents at the beginning of the year	4,125	4,149	3,986

Cash and cash equivalents at the end of the year	$4,149	$3,986	$8,004

(a) Supplemental disclosure of cash flow activity:
Cash paid during the year:
Interest	$225	$—	$—

(b) Non-cash transaction

Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	$(141)	$(1,751)	$—
Issuance of preferred shares in connection with the redemption agreement	$450	$—	$—
Conversion of Series A Preferred Shares to Ordinary Shares	$—	$36	$122

Supplementary information on investing activities not involving cash follows:

In 2006, the net change in outstanding balance of trade payables, in respect of the purchase of property and equipment was an increase of $ 65.

The accompanying notes are an integral part of the financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.

Commtouch Software Ltd. ("Commtouch", "the Company") was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide email anti–spam solutions to enterprises. During 2004, 2005 and 2006, the Company’s business was to develop and sell, through a variety of third party distribution channels, anti-spam solutions to various customers.

b.

During the second half of 2003, the Company launched its first anti-spam solution, and began generating revenues therefrom. During 2004, the Company launched its Zero Hour solution, and began recognizing revenues from this product. During 2005, the Company also began to recognize revenues from its patent licensing program. These revenues were not significant during 2005 and 2006. In late 2006, the Company launched its Reputation Services (an advanced anti-spam solution), however no revenues were recognized during 2006.

The Company’s enterprise anti-spam solution consists of both a software element (the "Enterprise Gateway") and a service component (the "Detection Center"). At the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients. At the heart of the solution is the Detection Center, which detects new spam attacks as they are launched and distributed over the Internet. The Detection Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations. The Detection Center collects information from multiple sources about new spam attacks, analyzes the input using our technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized resolution. The technology at the heart of this product, and the other products Commtouch offers, is known as Recurrent Pattern Detection™.

The Company also offers Software Development Kits (“SDKs”), as part of its service package, comprised of multiple components; each different component enables third-party vendors to integrate one of the Company’s licensing offerings. One SDK enables third-party vendors to integrate the Company’s anti-spam solution into their existing offerings, providing them with full spam identification and spam classification services from the Detection Center. The SDK communicates fully with the remote Detection Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side.

This SDK also enables integration of the Company’s Zero-Hour™ virus outbreak protection. This solution provides customers with the ability to block "malware," including email borne viruses, in real time, at the moment the initial attack occurs. During the initial attack phase, traditional anti-virus vendors are often developing the signature to identify the virus and block it, a process which can take anywhere from several hours to several days. It is this critical lag in response time by traditional anti-virus vendors that the Zero-Hour solution has been developed to remedy.

A second SDK enables integration of the Company’s Reputation Service. The Reputation Service is typically integrated into a device that sits at the perimeter of the organization, deciding which email traffic allow to enter the organization, and which to block. It accomplishes this by receiving classification data about the sender of each email message, provided by the Company’s Detection Center.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

c.

The Company expects that it will continue to be dependent upon third party distribution channels for a significant portion of its revenues, which are expected to be derived from sales of the Company’s anti-spam, anti-virus solutions and reputation services.

During 2004, 2005 and 2006, approximately 32%, 20% and 11%, respectively, of the Company’s revenues were derived from a single customer . In addition, during 2004, 2005 and 2006, approximately 2%, 9% and 14%, of the Company’s revenues were derived from a different customer. Please refer also to Note 7c.

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

A majority of the revenues of the Company and its subsidiary is made in United States dollars ("dollars"). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiary operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of the Company’s affiliate, Imatrix Inc. ("Imatrix"), are reported using the equity method of accounting. Imatrix’s functional currency is not the dollar. The results have been translated into dollars in accordance with SFAS No. 52. The resulting aggregate translation adjustments are reported as foreign currency translation adjustment under accumulated other comprehensive income (loss) in shareholders’ equity.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter–company balances and transactions have been eliminated upon consolidation.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less when purchased.

e.	Marketable securities:

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"("SFAS No. 115"), the Company has classified its marketable securities as available-for-sale. The marketable securities are held for the short-term and available for immediate sale are stated at quoted market prices at balance sheet date. The Company’s marketable securities consist of highly-rated auction rate securities ("ARS"). These ARS may be liquidated at par value on the rate reset date, which is generally 30 days.

f.	Investment in affiliate:

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate. The investment (32%) in an affiliated company (Imatrix) is accounted for under the equity method in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock”. Profits on inter-company sales not realized outside the group were eliminated.

The Company’s investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investment may not be recoverable. As of December 31, 2006, no impairment losses have been identified.

The carrying amount of the investment in Imatrix as of December 31, 2005 and 2006 is $ 48 and zero, respectively. During the year 2006, the Company recognized losses occurred in Imatrix up to the carrying amount of its investment as of December 31, 2005.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33.33
Office furniture and equipment	7 - 20
Motor vehicles	15 - 25
Leasehold improvements	Over the term of the lease or the life of the assets, by the shorter of

h.	Impairment of long-lived assets:

The Company and its subsidiary’s long–lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long–Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses were recorded in 2004 through 2006.

i.	Revenue recognition:

The service component of the Company’s solutions is considered essential to the functionality of the software components. Furthermore, the software components can not be used on a standalone basis, or with a third party’s service. The customer has no ability to run the software or the SDK on its own hardware. As the software portion of the product can not stand on its own, the Company considers each sale as a service arrangement.

Therefore, revenues deriving from Anti-Spam, Zero-Hour™ Virus Outbreak Protection and Reputation Services are recognized over the life of each service, which generally includes a term period of one year to three years.

Revenue is recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collectibility is probable.

Revenues from patent licenses are recognized when persuasive evidence of an arrangement exists, delivery has occurred and the Company has no further obligations, the fee is fixed or determinable and collectibility is probable.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Research and Development Costs:

Research and development costs are charged to the statement of operations as incurred.

k.	Concentrations of Credit Risk:

SFAS No. 105, "Disclosure of Information About Financial Instruments with off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk" requires disclosure of any significant off balance sheet and credit risk concentrations. The Company and its subsidiary have no significant off–balance–sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, marketable securities and cash and cash equivalents. The majority of the Company’s cash and cash equivalents are invested in dollars and dollar linked investments and are deposited in major banks in the United States and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Marketable securities of the Company represent short-term municipal auction rate securities which are purchased at Par (100) and are valued at Par (100) as at December 31, 2006. They are all invested in triple A rating securities. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection. The allowance for doubtful accounts was zero as at December 31, 2005 and 2006, respectively. Bad debt expense (recovery) for the years ended December 31, 2004, 2005 and 2006 was $ (50), $ (6) and zero, respectively.

l.	Accounting for Stock–Based Compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated operations statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

At December 31, 2006, the Company has three stock-based employee compensation plans, which are described more fully in Note 5. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees" (“Opinion 25”), and related interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation". During the years ended December 31, 2005 and 2004, the Company recognized stock-based compensation expenses in the amount of zero and $ 30, respectively.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified-prospective-transition method. Under that transition method, compensation cost recognized during 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the year ended December 31, 2006, is $ 790 higher than if it had continued to account for share- based compensation under Opinion 25. Basic and diluted loss per share for the year ended December 31, 2006, is $ 0.01 higher than if the Company had continued to account for share-based compensation under Opinion 25.

The Company estimates the fair value of stock options granted using the Black-Scholes- option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company recognizes the related expenses over the vesting period using the straight line method.

The fair value for options granted in 2004, 2005 and 2006 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended Deccember 31,

Employee Stock Options	2004	2005	2006

Volatility	116%	91%	70%
Risk-free interest rate	3.41%	4.18%	4.35% - 4.85%
Dividend yield	0%	0%	0%
Expected life (years)	4	4	3.35-3.5

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on 2004 and 2005 net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2004	2005

Net loss as reported	$(7,334)	$(4,441)
Add – stock-based employee compensation – intrinsic value	30	—
Deduct – stock-based employee compensation – fair value	$(1,759)	$(414)

Pro forma net loss	$(9,063)	$(4,855)

Basic and diluted net loss per ordinary and equivalently participating shareholders – as reported	$(0.18)	$(0.09)

Basic and diluted net loss per ordinary and equivalently participating shareholders – pro forma	$(0.22)	$(0.10)

m.	Basic and diluted net loss per share:

Basic and diluted net loss per share is presented in accordance with SFAS No. 128, "Earnings per Share", for all periods presented.

Basic net loss per share has been computed using the weighted–average number of Ordinary Shares outstanding during the year. Diluted net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary Shares considered outstanding during the year.

In compliance with Emerging Issues Task Force (“EITF”) 03-6, "Participating Securities and the Two-Class Method under FASB No. 128", the series of preferred shares do not participate in losses, and therefore are not included in the computation of net loss per share.

All outstanding stock options and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti–dilutive for all periods presented.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Severance pay:

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

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2004, 2005 and 2006 were approximately $ 46, $ 11 and $ 8, respectively.

o.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short–term maturities of financial instruments.

p.	Recently Issued Accounting Pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination.

Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company does not expect the adoption of FIN 48 will have any material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

r.	Reclassification:

Amortization of deferred stock compensation expenses recognized in the year ended December 31, 2004 were allocated to operating expenses in order to conform to the 2006 presentation of the statement of operations. In addition, compensation related to options granted to non-employees in the years ended December 31, 2004 and 2005 were reclassified in order to conform to the 2006 presentation of the statement of cash flows.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	PROPERTY AND EQUIPMENT, NET

	December 31,

	2005	2006

Cost:
Computers and peripheral equipment	$5,526	$5,968
Office furniture and equipment	483	486
Motor vehicles	88	88
Leasehold improvements	704	704

	6,801	7,246

Less accumulated depreciation	(6,428)	(6,637)

Property and equipment, net	$373	$609

Depreciation expenses amounted to approximately $ 271, $ 147 and $ 209 in 2004, 2005 and 2006, respectively.

NOTE 4:	COMMITMENTS AND CONTINGENCIES

Operating Leases:

The Company leases its facility in Israel under an operating lease agreement expiring on November 30, 2007. In 2006, lease payments under this non–cancelable lease were $ 94.

On May 2007, the company signed operating lease agreement expiring on November 30, 2008. Lease payments under this non-cancelable lease are approximately $ 96 for 12 months of this contract.

The subsidiary company leases its facility in the US under operating lease agreement expiring on February 28, 2007. In 2006, lease payments under this non–cancelable lease were $ 37.

On January 12, 2007, the subsidiary company signed operating lease agreement expiring on February 28, 2009. Lease payments under this non-cancelable lease are approximately $ 73 for each 12 months of the two years contract.

Rent expenses for 2004, 2005 and 2006 were approximately $ 165, $ 199 and $ 131, respectively. The above rent expense is net of sub–lease rental income from the Company’s unused premises totaling approximately $ 44, $ 3, and $ 2 in 2004, 2005 and 2006, respectively.

Annual minimum future lease payments due under the above agreements (and car leases), at the exchange rate in effect on December 31, 2006, are approximately as follows:

2007	$141
2008	33
2009	13

$187

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SHAREHOLDERS’ EQUITY

a.	General:

The Ordinary Shares of the Company have been traded on the Nasdaq National Market and Nasdaq Capital Market (formerly The Nasdaq SmallCap Market), since July 1999 and 2002, respectively.

The Ordinary Shares confer upon their holders the right to receive notice to participate and vote in general share holders meetings of the company and to receive dividends, if declared.

b.	Warrants to investors:

As of December 31, 2006, the Company’s outstanding warrants issued to various parties were as follows:

Issuance Date	Warrants granted for Ordinary Shares	Exercise price per share	Remaining warrants exercisable	Exercisable through

February 2002	2,660,955	$ 0.37 - $2.00	1,585,617	April 2007
January 2003	5,652,216	$ 0.25 - $0.50	896,449	January 2008
July 2003	1,440,000	$ 0.50	190,000	August 2008
November 2003	679,615	$ 0.733	226,538	December 2006
May 2004 (i)	2,909,914	$ 0.737	2,158,559	June 2009
October 2005 (ii)	1,500,000	$ 0.65	1,500,000	October 2010
May 2006 (iii)	70,093	$ 1.07	70,093	May 2011

Total	14,912,793		6,627,256

(i)

On May 18, 2004, the Company entered into a Securities Purchase Agreement for the private placement of 5,131,583 Ordinary Shares of the Company at a purchase price of $ 0.76 per share to existing institutional investors for gross proceeds to the Company of approximately $ 3,900.

The investors also received five year warrants to purchase up to an additional 2,565,793 Ordinary Shares, with an exercise price of $ 0.836 per share. These warrants were last adjusted in late 2005 due to anti-dilution protections contained therein, with the amount of such warrants being increased to 2,909,914 Ordinary Shares, and the exercise price being adjusted downward to $ 0.737.

(ii)

Under the Securities Purchase Agreement dated October 2, 2005, the Company issued 6,000,000 Ordinary Shares of the Company at $ 0.50 per share for gross proceeds to the Company of $ 3,000. The investors also received two sets of warrants, each representing an option to purchase up to 1,500,000 Ordinary Shares, with one set exercisable within nine months at $ 0.50 per share and the other set exercisable within five years at $ 0.65 per share. All warrants exercisable at $ 0.50 per share were exercised by the end of 2006 leaving 1,500,000 warrants exercisable at $ 0.65 per shareat December 31, 2006.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SHAREHOLDERS’ EQUITY (Cont.)

(iii)

In May 2006, the Company issued warrants to purchase 70,093 of the Company's Ordinary Shares at a price of $ 1.07 per share to one investor as part of a private placement, in which the Company issued 93,458 Ordinary Shares for a total consideration of $ 100. The warrants will expire in May 2011.

c.	Liquidated Damages:

According to registration rights agreements with various selling securityholders listed under registration statements, filed in connection with private placements in 2004 through 2005, should the Company fail to maintain the effectiveness of those registration statements for the periods stated in the respective agreements, the Company risks having imposed on it liquidated damages as defined in those agreements.

In accordance with EITF 00-19, the warrants are classified as permanent equity. If at any time payment of liquidated damages becomes probable, the Company will recognize a liability, and a charge to expense, for the probable damages in accordance with SFAS No. 5, "Accounting for Contingencies".

d.	Preferred Share Issuance:

On October 31, 2004, the Company entered into a Securities Purchase Agreement ("SPA") for the sale of Series A Preferred Shares to investors of the Company identified in the schedule of buyers to the SPA. The transaction closed on December 9, 2004. Under the transaction:

1.

The Company issued 6,380,000 Series A Preferred Shares to new and existing investors, including three of its directors at that time, for an aggregate purchase price of $ 3,190. The purchase price per share paid in the transaction was $ 0.50.

2.

The Series A Preferred Shares were convertible into the Company’s Ordinary Shares, and enjoyed certain preferences and other rights relating to liquidation and business combinations, as described in the Company’s Amended and Restated Articles of Association.

In accordance with the terms of the SPA, the Redemption, Amendment and Exchange Agreement ("RAE") and the requirements of EITF 98-05 and EITF 00-27, a beneficial conversion feature for the Series A Preferred Shares granted under the October 2004 agreements was valued at approximately $ 1.9 million, and was amortized over a nine month period as deemed dividends.

A non-cash amortization of beneficial conversion feature, relating to the Series A Preferred Share was recorded in the amounts of $ 141 and $ 1,751 in 2004 and 2005, respectively.

During 2005, 1,950,000 Series A Preferred Shares were converted into 3,400,000 Ordinary Shares.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SHAREHOLDERS’ EQUITY (Cont.)

During the quarter ended March 31, 2006, 1,500,000 Series A Preferred Shares were converted into 3,000,000 Ordinary Shares. By early May 2006, 300,000 Series A Preferred Shares were converted into 600,000 Ordinary Shares triggering a provision in the Company’s Amended and Restated Articles of Association causing the conversion of the remaining outstanding 3,530,000 Series A Preferred Shares into 7,060,000 Ordinary Shares. This provision required the automatic conversion of all outstanding Preferred Shares following conversions exceeding 50% of the originally issued Preferred Shares. As a result, the Company no longer has a preferred class of securities outstanding.

e.	Employee Stock Options:

In 1996, the Company adopted the 1996 CI Stock Option Plan for granting options to its U.S. employees and consultants to purchase Ordinary Shares of the Company. Until 1999, the Company issued options to purchase Ordinary Shares to its Israeli employees pursuant to individual agreements. In 1999 the Company approved the 1999 Section 3(i) Share Option Plan for its Israeli employees and consultants, which was amended in 2001 to include Section 102 applicability (the sections relate to code sections under the Israel tax law). This plan was further amended in 2003 to take advantage of changes made by the Israeli legislature under Section 102 of the Israeli tax code, and from that time the plan has been known as the Amended and Restated 1999 Israeli Share Option Plan.

Since the Company went public, it has reserved 14,460,000 Ordinary Shares for issuance under employee stock option plans and agreements. However, on December 15, 2006, the Company combined the remaining pool of options in the employee reserve with the amount of options remaining in the non-employee director stock option plan reserve. Under the combined reserve, as of December 31, 2006 an aggregate of 2,848,473 Ordinary Shares of the Company are still available for future grant to employees and directors.

Options granted under such plans and agreements up to September 2005 expire generally after 10 years from the date of grant, grants from September 2005 have six year terms from the date of grant and options generally cease vesting upon termination of the optionee’s employment or other relationship with the Company. The options generally vest over a period of four years. Certain repriced stock options offered to employees in a Tender Offer Statement of July 20, 2001, as amended, vested over a three year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the option term become available for future grant.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s employees share option activity under the plans is as follows:

	Number of Shares			Weighted Average Exercise Price

	2004	2005	2006	2004	2005	2006

Outstanding at beginning of period	4,370,508	6,403,936	7,880,870	$0.29	$0.30	$0.43
Granted	2,256,000	2,277,500	2,432,500	0.36	0.81	1.05
Exercised	(177,488)	(220,190)	(780,351)	0.17	0.38	0.22
Forfeited	(45,084)	(580,376)	(342,778)	1.56	0.57	0.65

Outstanding at end of period	6,403,936	7,880,870	9,190,241	$0.30	$0.43	$0.60

Exercisable options at end of period	2,681,665	3,856,909	4,545,392	$0.20	$0.23	$0.32

Options vested and epected to vest at the end of the year			8,818,232			0.59

Weighted average fair value of options granted during the year				$0.28	$0.53	$0.48

The aggregate intrinsic value of the Company’s options is the difference between the fair value of the Company’s Ordinary shares and the exercise price, times the number of options. The total intrinsic value of options outstanding at December 31, 2006 was $ 5,538. The total intrinsic value of exercisable options at the end of the year was approximately $ 4,018. The total intrinsic value of options vested and expected to vest at December 31, 2006 was approximately $ 5,389. The total intrinsic value of options exercised during the year ended December 31, 2006 was approximately $ 699.

As of December 31, 2006, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 2,463, which is expected to be recognized over a weighted-average period of up to 4 years.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2006, have been separated into ranges of exercise price, as follows:

Exercise price	Options Outstanding as of December 31, 2006	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise price	Options Exercisable as of December 31, 2006	Weighted Average Price of Exercisable Options

$0.01–$0.09	851,055	4.70	$ 0.04	831,055	$ 0.04
$0.11–$0.20	1,532,500	5.95	$ 0.12	1,522,500	$ 0.12
$0.27–$0.28	280,900	4.93	$ 0.28	280,900	$ 0.28
$0.31–$0.63	2,416,761	7.09	$ 0.40	1,180,580	$ 0.37
$0.77–$0.90	830,500	5.65	$ 0.87	355,208	$ 0.82
$1.04–$1.45	3,298,525	5.30	$ 1.07	375,150	$ 1.13

$ 0.01–$1.45	9,190,241	5.64	$ 0.60	4,545,393	$ 0.32

f.	Amended and Restated Non–Employee Directors Stock Option Plan:

In 1999, the Company adopted the 1999 Non–Employee Directors Stock Option Plan, which has since been amended and restated. The original allotment of shares to this plan was 180,000 Ordinary Shares and was increased in several tranches to 3,790,000. On December 15, 2006, the Company combined the remaining pool of options in the employee stock option plans’ reserve with the amount of options remaining in the Non-Employee Directors Stock Option Plan reserve.

Since the annual meeting of shareholders in 2003, new directors joining the board are entitled to an option grant of 150,000 Ordinary Shares.

Originally, each option granted under the Non–Employee Directors Stock Option Plan originally was to have become exercisable with respect to one–fourth of the number of shares covered by such option three months after the date of grant and with respect to one–third of the remaining shares subject to the option every three months thereafter; however, the vesting formula changed pursuant to an amendment to the plan approved by shareholders at the August 10, 2000 annual meeting of shareholders, such that options under subsequent grants become exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. However, certain options outstanding and unexercised at the time of the effective date of the Tender Offer Statement of July 20, 2001, as amended, were repriced in accordance with the terms of the Tender Offer Statement, as amended. Until September 2005, each option granted had a maximum term of ten years, but since September 2005 the term of granted options is six years. Options will terminate earlier if the optionee ceases to be a member of the Board of Directors.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SHAREHOLDERS’ EQUITY (Cont.)

During 2006, the Company granted 250,000 options to non–employee directors at a weighted average exercise price of $ 1.04 per share. As of December 31, 2006, 1,344,270 options were vested and unexercised and 2,120,833 were outstanding under the Non–Employee Directors Stock Option Plan.

Due to changes in the Israeli tax code, in recent years grants to Israeli resident directors have been made pursuant to the Amended and Restated 1999 Israeli Share Option Plan which generally covers Israeli employee grants, though the grant amounts and vesting schedule have remained consistent with the terms of the Non-Employee Directors Stock Option Plan.

g.	Warrants and options to non-employees:

Issuance Date	Warrants granted for ordinary shares	Exercise price per share	Remaining warrants exercisable	Exercisable through

January 2002	200,000	$ 0.40	200,000	January 2007
October 2002	26,754	$ 0.01	26,754	October 2007
June 2004 (i)	590,000	$ 0.59	447,083	March 2007
May 2006 (ii)	150,000	$ 1.07	25,000	May 2012

Total	966,754		698,837

(i)

In June 2004, 1,480,000 options were granted to the then Executive Chairman of the Board, with a four year vesting schedule. In August 2005, the Executive Chairman of the Board and the Company agreed to modify the number of options granted from 1,480,000 options to 740,000 options. The modification had retroactive effect to the date of the original grant, as if the original grant was in the amount of 740,000 options. The Company has accounted for this grant under the fair value method of SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). The fair value for these options was estimated using a Black-Scholes option-pricing model. Following the modification, the compensation expenses for 2004, 2005 and 2006 amounted to $ 57, $ 92 and $ 131, respectively. On December 15, 2006, the term of the Executive Chairman of the Board expired.

(ii)

As consideration for consulting services, on May 7, 2006, the Company issued 150,000 options to a service provider to purchase the Company’s Ordinary Shares at a price of $ 1.07 per option. The options shall vest and become exercisable at a rate of 1/16 of the options every three months. The Company has accounted for this grant under the fair value method of EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model. Compensation expenses for 2006 amounted to $24.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SHAREHOLDERS’ EQUITY (Cont.)

h.	Total stock-based compensation expenses recognized in 2006:

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the year ended December 31, 2006, was comprised as follows:

Year ended December 31,

2006

Cost of revenues	$15
Research and development	196
Selling and marketing	96
General and administrative	638

Total equity-based compensation expense before taxes	$945

NOTE 6:	INCOME TAXES

a.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 ("the Law"):

The Company's production facilities have been granted the status of an "Approved Enterprise" under the law, for five separate investment programs, which were approved in February 1991, January 1994, April 1998, May 2000 and January 2005. The Company completed its investments according to its first, second, third and forth programs on November 30, 1994, July 1, 1995, December 31, 1999 and October 2004, respectively. The Company is in the process of implementing the fifth investment program.

According to the provisions of the law, the Company has elected the "Alternative Benefits" track - waiver of grants in return for tax benefits. As of December 31, 2004 and 2005, there were no outstanding loans and the right to receive such loans was terminated.

According to the provisions of the law, income derived from the "Approved Enterprise" programs, under the "Alternative Benefits" track, will be tax-exempt for a period of two years, commencing with the year in which the Company first earns taxable income and subject to corporate taxes at the reduced tax rate of 10%-25%, for an additional period of five to eight years (depending on the percentage of foreign investor ownership in the Company).

The law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during first five tax years.

The period of tax benefits detailed above is limited to the earlier of 12 years from the commencement of production, or 14 years from receiving the approval (the years limitation does not apply to the exemption period).

If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company has decided not to declare dividends out of such tax-exempt income.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	INCOME TAXES (Cont.)

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published hereunder and the certificates of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed certain provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Privileged Enterprise", such as provisions generally requiring that at least 25% of the "Privileged Enterprise" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies, that elect tax benefits under the "Alternative Benefits" track, no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing "Approved Enterprise" will generally not be subject to the provisions of the Amendment.

Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular Israeli corporate tax rate.

The Company has not yet generated taxable income and, thus, the tax benefits have not yet been utilized.

b.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	INCOME TAXES (Cont.)

d.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company may currently qualify as an "industrial company" within the definition of the Law for the Encouragement of Industry (Taxation), as such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

e.	Net operating losses carryforward:

As of December 31, 2006, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 68,800 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2006, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $ 80,000. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2008 through 2026. In light of the subsidiary's recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

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

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of net operating loss carryforwards between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The Company's deferred tax assets resulting from tax loss carryforwards are as follows:

	December 31,

	2004	2005	2006

Deferred tax assets are as follows:
Operating loss carry–forwards	$52,142	$50,130	$46,877
Non-deductible expenses and others	1,046	952	890

Deferred tax asset before valuation allowance	53,188	51,082	47,767
Valuation allowance	(53,188)	(51,082)	(47,767)

Net deferred tax asset	$—	$—	$—

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	INCOME TAXES (Cont.)

The valuation allowance increased by $ 3,093 in 2004, decreased by $ 2,106 in 2005, and decreased by $ 3,315 in 2006.

g.	Loss before taxes on income consists of the following:

	Year Ended December 31,

	2004	2005	2006

Israel	$4,252	$2,668	$393
U.S.	2,941	22	(203)

	$7,193	$2,690	$190

h.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carry forward due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

i.	Tax assessments:

The Company is in the process of a tax audit in Israel for the years 1999-2003. In the course of preparing for the audit, the Company identified a need to amend the returns for those years. The Company does not expect that the result of the tax audit will have a material impact on the financial statements.

NOTE 7:	GEOGRAPHIC INFORMATION

The Company conducts its business on the basis of one reportable segment. The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".

a.	Revenues from external customers:

	Year ended December 31,

	2004	2005	2006

Israel	$164	$365	$344
U.S.A	1,209	2,737	4,525
Europe	115	687	1,715
Asia	35	136	493
Other	—	—	157

	$1,523	$3,925	$7,234

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	GEOGRAPHIC INFORMATION (Cont.)

b.	The Company’s net amount of long–lived assets are as follows:

	December 31,

	2005	2006

Israel	$169	$200
U.S.A	204	409

	$373	$609

c.	Revenues from principal customers:

	Year ended December 31,

	2004	2005	2006

	%

Customer A	2	9	14
Customer B	32	20	11
Customer C	—	5	10

- - - - - - - - - - - - - - - - - - - -

Item 19. Exhibits.

The list of exhibits required by this Item is incorporated by reference to the Exhibit Index which precedes the exhibits to this report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMMTOUCH SOFTWARE LTD.
By:	/s/ Ron Ela

——————————————————
Ron Ela
Chief Financial Officer
June 25, 2007

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 30, 2005.(2)

2.1	Specimen Certificate of Ordinary Shares.(1)

2.2	Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)

2.2.1	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of December 29, 1999.(3)

2.2.2	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of March 10, 2000.(4)

2.3	Ordinary Shares and Warrants Purchase Agreement dated as of February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A Thereto. (13)

2.4	Ordinary Shares and Warrants Purchase Agreement dated July 10, 2003, inclusive of Exhibits “A” and “B” thereto, between Commtouch Software Ltd. and certain investors thereunder.(9)

2.5	Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits “A” and “B” thereto, between Commtouch Software Ltd. and certain investors thereunder.(10)

2.6	Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits “A” and “B” thereto, between Commtouch Software Ltd. and certain investors thereunder.(11)

2.7	Exhibit “D” to Securities Purchase Agreement dated May 18, 2004 between Commtouch Software Ltd. and certain investors thereunder – Form of Registration Rights Agreement.(14)

2.8	Exhibit “A” to Securities Purchase Agreement dated May 18, 2004 between Commtouch Software Ltd. and certain investors thereunder – Form of Initial Warrants.(15)

2.9	Exhibit “A” to Securities Purchase Agreement dated October 31, 2004 between Commtouch Software Ltd. and certain investors thereunder – Form of Registration Rights Agreement.(16)

2.10	Redemption, Amendment and Exchange Agreement dated October 31, 2004 between Commtouch Software Ltd. and certain investors thereunder.(17)

2.11	Exhibit “B” to Securities Purchase Agreement dated October 2, 2005 between Commtouch Software Ltd. and certain investors thereunder – Form of Series 2 Warrant.(18)

2.12	Exhibit “C” to Securities Purchase Agreement dated October 2, 2005 between Commtouch Software Ltd. and certain investors thereunder – Form of Registration Rights Agreement.(19)

2.13	Addendum 1 to Registration Rights Agreement, dated October 6, 2005 between Commtouch Software Ltd. and certain investors thereunder.(20)

4.1	Commtouch Software Ltd. Amended and Restated 1996 CSI Stock Option Plan.(5)

4.2	Commtouch Software Ltd. 2006 U.S. Stock Option Plan.(6)

4.3	Amended and Restated 1999 Section 3(i) Share Option Plan.(12)

4.4	Amended and Restated Commtouch Software Ltd. 1999 Non–Employee Directors Stock Option Plan.(7)

4.5	Commtouch Software Ltd. Amended and Restated 1999 Israeli Share Option Plan [fka 1999 Section 3(i) Share Option Plan].(8)

4.6	Summary of Director Compensation. Reserved.

8	List of Subsidiaries of the Company.

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent auditors.

_________________

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–78531.

(2)	Incorporated by reference to Exhibit 1.2 to Annual Report on Form 20-F of Commtouch Software Ltd., File No. 000-26495, filed June 27, 2006.

(3)	Incorporated by reference to exhibit in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–89773.

(4)	Incorporated by reference to exhibits in Amendment No. 2 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–89773, filed March 28, 2000.

(5)	Incorporated by reference to Exhibit 99.2 to Registration Statement on Form S–8 No. 333–141177.

(6)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177.

(7)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177.

(8)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177.

(9)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of July 2003, filed July 28, 2003.

(10)	Incorporated by reference to Exhibit 2 to Report on Form 6–K for the month of August 2003, filed August 15, 2003.

(11)	Incorporated by reference to Exhibit 3 to Report on Form 6–K for the month of August 2003, filed August 15, 2003.

(12)	Incorporated by reference to Exhibit 5 to Schedule TO, filed July 20, 2001.

(13)	Incorporated by reference to Exhibit 2.8 to Annual Report on Form 20–F for the year ended December 31, 2001.

(14)	Incorporated by reference to Exhibit 99.2 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.

(15)	Incorporated by reference to Exhibit 99.3 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.

(16)	Incorporated by reference to Exhibit 99.4 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.

(17)	Incorporated by reference to Exhibit 99.5 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.

(18)	Incorporated by reference to Exhibit 99.6 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.

(19)	Incorporated by reference to Exhibit 99.3 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.

(20)	Incorporated by reference to Exhibit 99.4 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.