Form 20-F
period 2007-12-31
COMMTOUCH SOFTWARE LTD
filed 2008-03-31
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………….

For the transition period from _________________ to ________________

Commission file number 000-26495

COMMTOUCH SOFTWARE LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

4A Hazoran Street
Poleg Industrial Park,
P.O. Box 8511
Netanya 42504, Israel
011-972-9-863-6888
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.15 per share*	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2007).

Ordinary Shares, par value NIS 0.15*	25,346,042*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note: Checking the above box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

*The Company effected a reverse split at a ratio of one for three Ordinary Shares on January 2, 2008. At December 31, 2007, on a pre-split basis, the outstanding share capital of the Company totaled 76,038,207 Ordinary Shares, par value NIS 0.05 per share. Unless otherwise indicated, all shareholding related information contained in this report reflects post-reverse split data.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “Commtouch,” “the Company,” “we,” “us” or “our” are to Commtouch Software Ltd. or its wholly-owned subsidiary, Commtouch Inc., as relating to consolidated financial information contained herein, and former majority-owned subsidiary, Commtouch K.K. (Japan) (during 2002 Commtouch divested itself of its majority holdings and retained an equity interest in this company, which is now known as Imatrix Corporation).

The selected consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(USD in thousands, except per share data)
Selected Data:
Revenues	$329	$1,523	$3,925	$7,234	$11,250
Net income (loss) attributable to ordinary and equivalently participating shareholders	$(6,834)	$(7,193)	$(2,690)	$(190)	$2,109
Basic and diluted net earnings (loss) per share	$(0.84)	$(0.54)	$(0.28)	$(0.01)	$0.08
Weighted average number of shares used in computing basic net earnings (loss) per share	8,191	13,323	15,802	22,113	24,847
Weighted average number of shares used in computing diluted net earnings (loss) per share	8,191	13,323	15,802	22,113	27,591
Total Assets	$6,855	$5,479	$7,995	$11,999	$18,210

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

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward looking statements. Such forward-looking statements appear in Item 4 - “Information on the Company” and Item 5 - “Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears below.

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

Our success depends on the continued acceptance and use of our advanced email defense solutions by current and new enterprise, Original Equipment Manufacturer or “OEM”, and Internet Service Provider or “ISP” customers and technology licensees. We have been selling our anti-spam products for over four years, our Zero-Hour™ virus outbreak detection product for approximately three years and our IP reputation service (our latest version being known as GlobalView™ Mail Reputation) for less than two years.

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

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

•	Our ability to successfully develop and market our email defense solutions to new markets, both domestic and international;

•	Our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;

•	The continued market acceptance of our new email defense solutions;

•	Our ability to expand our workforce with qualified personnel, as may be needed;

•	Unanticipated bugs or other problems affecting the delivery of our email defense solutions to customers;

•	The success of our resellers’ and OEM partners’ sales efforts to potential customers;

•	The solvency of our resellers and OEM partners and their ability to allocate sufficient resources towards the marketing of our email defense solutions to their potential customers;

•	Our OEM partners’ ability to effectively integrate our solutions into their product offerings;

•	The rate of adoption of email defense solutions by customers;

•	The substantial decrease in information technology spending;

•	The pricing of our solutions;

•	Our ability to timely collect fees owed by resellers and OEM partners;

•
Our ability to add space and equipment to our current detection centers in a timely and effective manner to match the rate of growth in our business, plus our ability to build new detection centers as worldwide demand for our products may require; and

•	The effectiveness of our customer support, whether provided by our resellers and OEM partners, or directly by Commtouch.

We commenced operations in 1991. Up until 1998, we focused on selling, maintaining and servicing stand-alone email client software products for mainframe and personal computers. From 1998 through 2001, we were a provider of outsourced Web-based email services and, during the first half of 2002, we concentrated on marketing our software messaging solution. In mid-2002, we began focusing on the email defense market, and with the subsequent completion of development of our anti-spam solutions, we began to sell those products during the latter half of 2003. In late 2004, we added to our repertoire of email defense products our Zero-Hour™ anti-virus solution and, in late 2006, we also announced the availability of our IP reputation service, now known as GlobalView Mail Reputation. The above described changes in business models required that we adjust our business processes and workforce, which caused fluctuations in our results from operations. While during the past four years our business has been more stable and we have had success in particular in signing agreements with OEM partners, we remain subject to future fluctuations in our results of operations if any of the enumerated risks occurs. As an example, our current and future expense levels are, to a large extent, fixed, so we may be unable to adjust spending quickly to compensate for any revenue shortfall caused by any of the enumerated risks described herein. Thus, any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.

We have many established competitors who are offering a multitude of solutions to the problems of spam and virus distribution.

The market for email defense products in general and anti-spam solutions in particular is intensely competitive and we expect it to be increasingly competitive. During 2006 and 2007, we began to see more OEM security vendors adopting a “layered approach” to protecting email systems - adding more than one email defense solution to their products in an effort to achieve maximum results. During 2008, it is likely that this approach will remain popular, if not continue to grow. Increased competition and the adoption of a layered approach to fighting spam and viruses could result in pricing pressures, low operating margins and smaller market share, any of which could cause our business to suffer.

In the market for email defense solutions, there are less providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on the content of potential spam email) than in the past, and more sophisticated offerings that compete with our solutions. Email defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include Symantec (Brightmail), TrendMicro, McAfee, Secure Computing (CipherTrust) and Cisco (IronPort). Email defense providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Mail-Filters. As this market continues to develop, it is likely that companies with greater resources than ours will attempt to either enter or increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this are the acquisitions of IronPort by Cisco, CipherTrust by Secure Computing, Brightmail by Symantec Corp. and Microsoft of both Frontbridge Technologies and Sybari Software (which, up until the acquisition, was one of our largest distributors).

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

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer, and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. The loss of our software developers may also adversely affect the continued development and support of our email defense solutions, therefore causing our operating results to suffer and the value of your investment to decline. We do not have employment agreements inclusive of set periods of employment with any of our key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies, listing us as a beneficiary, on any of our employees.

Our business and operating results could suffer if we do not successfully address potential risks inherent in doing business overseas.

As of December 31, 2007, we had sales offices in Israel and the United States. We also are marketing our email defense solutions in international markets by utilizing appropriate distribution channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

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

Our email defense solutions are dependent, in part, on the ability of our Detection Centers to analyze, in an automated fashion, live feeds of internet traffic received through our services to customers and other contractual arrangements. If we were to suffer an unanticipated, substantial decrease in such traffic, the effectiveness of our technology would drop, and our product offerings would become less attractive.

Investment Risks

If we will be in need of additional capital, we may not be able to secure additional funds on acceptable terms and the Company could fail.

We have invested heavily in technology development. We expect to continue to spend financial and other resources on developing and introducing new offerings and maintaining our corporate organizations and strategic relationships. We also expect to invest resources in research and development projects to develop a URL categorization and blocking service and enhanced anti-spam and anti-virus solutions for enterprises and, possibly, other target markets.

The Company has exhibited incremental improvement in its financial condition over the past few years, eventually leading to the Company becoming profitable in 2007. Nevertheless, we might become dependent upon raising additional funds to finance our business or strategic initiatives. Our cash balance (including marketable securities) was approximately $14.4 million at December 31, 2007. Based on the cash balance at December 31, 2007, current projections of revenues, related expenses and the ability to further curtail certain discretionary expenses, the Company believes it has sufficient cash to continue operations through at least March 2009.

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

If we cannot continue to satisfy NASDAQ’s maintenance requirements, it may delist our Ordinary Shares and we may not have an active public market for our Ordinary Shares. The absence of an active trading market would likely make our Ordinary Shares an illiquid investment.

Our Ordinary Shares are quoted on The NASDAQ Capital Market. To continue to be listed, among other requirements, we are required a) to maintain shareholders’ equity of at least $2,500,000, or market value of our outstanding shares (excluding shares held by Company insiders and principal shareholders) of at least $35,000,000, or we must have realized at least $500,000 in net income from continuing operations in our last fiscal year or in two of our last three fiscal years and b) we must maintain a minimum bid price per Ordinary Share of $1.00. Up through 2006, the Company did not meet the applicable listing requirements on several occasions. The Company believes it has solidified its position on The NASDAQ Capital Market and, with the effectuation of a reverse split on January 2, 2008, the Company intended to achieve the requirements necessary to move its listing to The NASDAQ Global Market. A subsequent downturn in the financial markets in general at the beginning of 2008 and in the Company’s stock price in particular has delayed the Company’s ability to apply for listing on The NASDAQ Global Market. There can be no assurance that the Company will be able to list its Ordinary Shares on The NASDAQ Global Market.

If the Company’s business or stock price deteriorates significantly, we may be at risk for a delisting by NASDAQ from the Capital Market.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of the voting power in the Company (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 30% of our outstanding Ordinary Shares as of December 31, 2007. Included in the calculation of voting power are warrants and options exercisable by the affiliated entities within 60 days thereof. If they vote together (especially if they were to convert all beneficial holdings into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

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

Substantial sales of our Ordinary Shares could adversely affect our share price and dilute the interests of our existing shareholders.

The sale, or availability for sale, of large quantities of our Ordinary Shares may have the effect of further depressing its market price. We continue to maintain various registration statements declared effective in prior years by the Securities and Exchange Commission, or SEC, which cover the resale of shares issued and shares to be issued on the exercise of warrants issued under certain private placements closed prior to 2006. In particular, the additional Ordinary Shares to be issued if and when outstanding warrants to purchase 1,035,502 Ordinary Shares (as of January 2, 2008) are exercised will dilute existing shareholders of Ordinary Shares.

If we fail to honor registration rights for past private placements, we will be subject to payment of liquidated damages.

According to registration rights agreements with the selling security holders listed under registration statements on Form F-3 filed by us with the SEC between 2004 and 2006, should we fail to maintain the effectiveness of those registration statements for the periods stated in the respective agreements, we risk having imposed on us liquidated damages as defined in those agreements. For example, one of the agreements provides for liquidated damages of up to one million additional unregistered Series A Preferred Shares (which, given the prior conversion of all outstanding Series A Preferred Shares, and taking into account the reverse split effective January 2, 2008 now equals 666,667 unregistered Ordinary Shares). These liquidated damages would dilute the value of Ordinary Shares held by other shareholders.

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

We cannot be certain that our software does not infringe issued patents that may relate to our anti-spam or anti-virus solutions. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications previously may have been filed which relate to our anti-spam and virus outbreak detection solutions. Therefore, other parties, whether in the United States or elsewhere, may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by ourselves and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We may not have the proper resources in order to adequately defend against such claims.

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

Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Since October 2000, terrorist violence in Israel has increased significantly. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel's northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel's border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

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

Because a substantial portion of our revenues historically have been generated in U.S. dollars and a portion of our expenses have been incurred in New Israeli Shekels, our results of operations may be adversely affected by currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels, or NIS. We anticipate that a significant portion of our expenses will continue to be denominated in Israeli shekels. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected, as occurred in 2006 and 2007, when the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations. We cannot predict the trend for future years. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits which we previously received require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the OCS, for the financing of a significant portion of our research and development expenditures in Israel. These grants totaled $0.6 million. In 2001, we received $0.6 million and in 2002 we received $0.2 million. We did not submit an application for funding during the period 2004 - 2007. We have not received OCS funding in recent years, but we may apply for additional grants in the future. The OCS budget has been subject to reductions which may affect the availability of funds for possible future grants. Therefore, we cannot be certain that we will be able to receive future grants in similar amounts, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants.

In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Israel government about our Israeli operations. From time to time the conduct of our Israeli operations has deviated from our forecasts. If we fail to meet the conditions of the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future.

Under the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the related regulations, the discretionary approval of an OCS committee is required for any transfer of technology developed with OCS funding or for the transfer of manufacturing rights outside of Israel. OCS approval is not required for the export of any products resulting from the research and development. There is no assurance that we will receive the required approvals for any proposed future transfer. Such approvals, if granted, may be subject to the following additional restrictions:

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

These restrictions may impair our ability to sell certain of our older technology assets outside of Israel. The restrictions will continue to apply even after we repay the full amount of royalties payable for the grants.

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

You may have difficulties enforcing a U.S. judgment against us and our executive officers and directors or asserting U.S. securities laws claims in Israel.
We are organized under the laws of Israel, and we maintain significant operations in Israel. In addition, several of our directors and executive officers are not residents of the United States and most of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors or executive officers and enforcement of judgments obtained in the United States against us and our directors and executive officers may be difficult to obtain within the United States. It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Furthermore, there is little binding case law in Israel addressing these matters.

Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that (a) the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment; (b) the judgment may no longer be appealed; (c) the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and (d) the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if (i) the judgment was obtained by fraud; (ii) there is a finding of lack of due process; (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel; (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or (v) at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

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

Item 4. Information on the Company.

Overview

The legal name of the Company is Commtouch Software Ltd., and its principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, P.O.Box 8511, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888. The Company was incorporated under the laws of the State of Israel on February 5, 1991 and its legal form is a company limited by shares. Its Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection from the Israel Companies Registrar. The Company’s wholly owned subsidiary, Commtouch Inc., is located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089, where our telephone number is (650) 864-2000.

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

Commtouch Offerings

We offer a Software Development Kit or "SDK" comprised of multiple components; each different component enables third-party vendors to integrate one of the Company’s licensing offerings. Two components, known as ctasd and ctengine, are two different methods of enabling third-party vendors to integrate the Commtouch anti-spam solution into their existing offerings. Both ctengine and ctasd provide these manufacturers or service providers with full spam identification and spam classification services from the Commtouch Detection Centers (described below). The SDK communicates fully with a remote Detection Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side. These same two components also enable integration of the Company’s Zero-Hour™ virus outbreak protection, which is built on our proprietary Recurrent Pattern Detection™ technology. This solution provides customers with the ability to block malevolent software (or as known in the industry "malware"), including email borne viruses, in real time, at the moment the initial attack occurs. During the initial attack phase, traditional anti-virus vendors are typically analyzing messages to determine whether they are indeed infected with a virus. It is this critical lag in response time by traditional anti-virus vendors that the Zero-Hour solution has been developed to remedy.

A third component of the SDK, known as ctipd, enables integration of the Company’s Mail Reputation Service. The Reputation Service is typically integrated into a device that sits at the perimeter of the organization, deciding which email traffic to allow to enter the organization, and which to block. It accomplishes this by receiving classification data from a Commtouch Detection Center about the sender of each email message. During 2007, the Company launched an advanced version of this Reputation Service known as “GlobalView”.

Products that may benefit from integration of the SDK solution include:

•	Anti-virus applications;

•	Content filtering solutions;

•	Firewall systems;

•	Security servers; and

•	Other network appliances

We also offer an enterprise anti-spam solution, consisting of both a software element, or the “Enterprise Gateway”, and a service component, or a Commtouch “Detection Center”. At the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam detection services from the Detection Center, all allowing for real-time reaction to worldwide spam attacks. At the heart of the solution, however, is the Detection Center, which detects new spam attacks as soon as they are launched and distributed over the Internet. The Detection Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations worldwide. The Detection Center collects information from multiple sources about new spam attacks, analyzes the input using Commtouch patented technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized resolution.

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

Latly, the Company expects to release a URL categorization and blocking service during 2008 that will analyze and categorize for customers of our OEM partners (i.e. enterprises, ISPs and consumers) the source of URLs being accessed by such customers, in order to prevent the possibility of malware attacks being propogated by malicious URLs.

Competitive Landscape

The markets in which Commtouch competes are intensely competitive and rapidly changing. We believe there is no single competitor that offers the complete package of anti-spam, anti-virus and IP reputation protections that Commtouch provides. We are aware of competitors that provide anti-spam, anti-virus and reputation services either alone or as part of a complete messaging system or email security system. However, in the past few years, we began to see more OEM security vendors adopting a “layered approach” to protecting email systems - adding more than one email defense solution to their products in an effort to achieve maximum results. During 2008 it is likely that this approach will remain popular, thereby creating pricing pressure, reduced gross margins and possibly loss of market share for us.

Commtouch’s GlobalView Mail Reputation Service competes in a relatively young and continuously evolving market. While this provides opportunity to attempt to shape the market to suit our strengths, there is also risk that this space will not fully evolve, or that a strong competitor will define the market to suit its needs. While the space is immature, there are some established vendors, including TrendMicro, that are offering reputation-based solutions. In some cases, while the product positioning may be new, the underlying solutions may be mature - for example, Spamhaus repositioning its RBL, or “Real-time Block List”, service as a commercial reputation service. In addition, there are several startups competing in this space, perhaps the most notable being Karmasphere.

In the market for email defense solutions, there are fewer providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on the content of potential spam email) than in the past, and more sophisticated offerings that compete with our solutions. Email defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include Symantec (Brightmail), TrendMicro, McAfee, Secure Computing (CipherTrust) and Cisco (IronPort). Email defense providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Mail-Filters.

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

The market for real-time virus protection products is constantly evolving, as those promoting the proliferation of viruses continually seek new distribution techniques. Commtouch’s offering differs from traditional anti-virus solutions in that we are offering an additional, complementary solution to signature and heuristic-based anti-virus engines. For this reason, our Zero-Hour virus outbreak protection engine has been licensed by several anti-virus companies, including F-Secure and VirusBuster. If virus distribution methods continue to migrate from email to other formats, there may be less of a demand for our Zero-Hour solution and more of a demand for a web security solution of the type in which we have begun to invest R&D resources.

See also disclosure under “Item 3. Key Information- RISK FACTORS—Business Risks—We have many established competitors who are offering a multitude of solutions to the problems of spam and virus distribution.”

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

All Company sales are managed by the Company’s and its U.S. subsidiary’s business development departments, each of which consists of a department head and a relatively small number of business development professionals. The Company’s marketing efforts are aimed mainly at potential OEM customers. The marketing department is concentrated in the Company’s Israel office, though our personnel travel internationally in furtherance of the Company’s marketing goals.

Intellectual Property

We regard our patented and patent pending anti-spam and anti-virus technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. During 2004, we purchased a United States patent, Patent No. 6,330,590, which we believe to be an integral part of our patent strategy aimed at protecting our proprietary anti-spam technology. During 2005, we filed in the United States two anti-spam related patent applications, claiming priority for prior periods based on filings of U.S. Provisional Patent Applications, and one virus outbreak detection related patent application. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems (i.e. voice and video related email). We are only actively maintaining our registered trademark for “COMMTOUCH”, which is registered in the U.S., Canada, India, Israel, European Union, China, Mexico, Norway, Taiwan, Russian Federation, South Korea and Australia. While previous registrations of PRONTO (Canada and South Korea) may still be in force, we are not currently actively maintaining these trademarks and they will lapse. Since at least September 2003, we are also claiming trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our email defense solutions. We have also been claiming trademark rights in Zero-Hour in relation to our virus outbreak detection product and GlobalView in relation to our IP reputation product.

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

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the United States federal government, i.e. CAN-SPAM Act, and some individual U.S. states, with the CAN-SPAM Act superseding some state laws or certain elements thereof. See also disclosure under “Item 3. Key Information- RISK FACTORS—Business Risks— “Governmental regulation could decrease the distribution of unsolicited bulk (spam) email and malicious software and decrease demand for our solutions or increase our cost of doing business.” Despite this legislation, we have not seen abatement in the amount of spam traffic on the Internet; rather, a continuing increase in large numbers that is being distributed in more sophisticated ways. The continuing growth and development of the spam market may prompt calls for even more stringent Internet user protection laws that would limit the ability of companies and individuals promoting or delivering spam online, and thus potentially negatively affect our business.

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

Employees

As of December 31, 2007, 2006 and 2005, we had 60, 46 and 35 employees, respectively. None of our U.S. employees are covered by a collective bargaining agreement. As of December 31, 2007, our employees were categorized as follows:

LOCATION	General & Administrative	Sales & Marketing	Research & Development	Hosting (Operations)	TOTAL:
ISRAEL OFFICE	9	12	27	-	48
U.S. OFFICE	3	6	-	3	12

We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to Commtouch’s Israeli employees. These provisions principally concern the maximum length of the workday and workweek, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements will apply to all employees in Israel, including our employees. According to these provisions, all employees employed for at least nine months (or six months commencing in 2009) will be entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.  Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and the employer contributes between 13.3% and 15.8% of the employee’s base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

Description of Property

All of our facilities are leased. Out headquarters, in Netanya, Israel, is approximately 1,007.4 square meters, and it houses senior management, research and development, sales, marketing and administrative personnel. Our subsidiary’s Sunnyvale, California office, which is approximately 3,600 square feet in size, houses administrative, sales and hosting (operations) personnel.

Geographic Information

The Company conducts its business on the basis of one reportable segment (see also Note 1 of Notes to the Financial Statements for a brief description of the Company’s business). The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects - “Revenue Sources” and the F pages to this Form 20-F below. Below is a breakdown of our revenues by location (in thousands):

	Year December 31,
	2005	2006	2007

Israel	$365	$344	$742
North America	2,737	4,525	6,424
Europe	687	1,715	2,735
Asia	136	493	1,038
Other	-	157	34

	$3,925	$7,234	$11,250

We have had only negligible capital expenditures and divestitures in the last three financial years.

Item 4A. Unresolved Staff Comments.

[None.]

Item 5. Operating and Financial Review and Prospects.

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this report. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “expects,” “anticipates,” “believes,” “intends,” “plans,” “seeks” and “estimates” and similar expressions are intended to identify forward-looking statements. Commtouch’s actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those set forth under “Item 3. Key Information-Risk Factors” and in the Company’s other filings with the SEC.

Overview

From 2003 through 2007, the focus of our business has been the development and selling, through reseller and OEM distribution channels, anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to enterprise class customers. While no uniform definition of spam exists, the Company generally defines “spam” as the sending of unsolicited bulk email for commercial and non-commercial purposes.

Subsequent to balance sheet date, in January 2008, the Board of Directors and shareholders approved a 3:1 reverse stock split of the Company's share capital. As a result of this action, every three shares (including all authorized, issued and outstanding shares and all outstanding warrants and options to purchase shares) will be combined into one share of the same respective class of shares bearing a par value of NIS 0.15 each. All of the Company's authorized, issued and outstanding shares (including all outstanding warrants and options to purchase shares) as of December 31, 2007 and 2006, have been restated to reflect the effect of the reverse stock split.

Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are accounting for stock-based compensation, revenue recognition, investment in affiliate and commitments and contingencies.

Accounting for Stock-Based Compensation:

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

At December 31, 2007, we has three stock-based employee compensation plans, which are described more fully in Note 5 of the financial statements. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees" (“Opinion 25”), and related interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation". During the years ended December 31, 2005 and 2004, the Company recognized stock-based compensation expenses in the amount of zero and $ 30 thousands, respectively.

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

As a result of adopting SFAS No. 123(R) on January 1, 2006, our net loss for the year ended December 31, 2006, is $ 790 thousand higher than if we had continued to account for share- based compensation under Opinion 25. Basic and diluted loss per share for the year ended December 31, 2006, is $ 0.03 higher than if we had continued to account for share-based compensation under Opinion 25.

We estimate the fair value of stock options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. We have historically not paid dividends and has no foreseeable plans to pay dividends. We recognize the related expenses over the vesting period using the straight line method.

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is probable. The service component of the Company’s solutions is considered essential to the functionality of the software components. Furthermore, the software components cannot be used on a standalone basis, or with another party’s service. The customer has no ability to run the software or the SDK on its own hardware. As the software portion of the product can not stand on its own, the Company considers each sale as a service arrangement. Therefore, revenues deriving from anti-spam services are recognized ratably over the service term, which generally includes a term period of one year to three years. The Company’s revenue recognition policy is discussed in Note 2 of Notes to Consolidated Financial Statements.

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

Valuation of investments

Fair values of marketable securities are estimated using quoted market prices where available. Our marketable securities consist of highly-rated federal backed student loan securities. As of December 31, 2007, the marketable securities are stated at market value which is equivalent to par value. We classify our investments as available for sale. Changes in fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized.

Subsequent to balance sheet date, commencing in February 2008, the auction rate securities suffered from failed auctions.

Accounting for income taxes

On January 1, 2007, we adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109) and SFAS No. 5 “Accounting for Contingencies” (“SFAS No. 5”). No provision was recommended as a result of the adoption of FIN 48 or for the year ended December 31, 2007.

The Company and its subsidiary have provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Revenue Sources

Service Fees.

We recognize revenues from anti-spam, Zero-Hour virus outbreak detection and GlobalView Mail Reputation Service. Revenues from anti-spam , Zero-Hour virus outbreak detection services and GlobalView Mail Reputation Service are recognized when persuasive evidence of an arrangement exists, services are provided, the fee is fixed or determinable and collectibility is probable. Revenues deriving from anti-spam and Zero-Hour virus outbreak detection services are recognized ratably over the life of the service period.

Patent License Fees.

We also recognize revenues from our patent licensing program. Revenues from patent licenses are recognized when persuasive evidence of an arrangement exists, delivery has occurred and the Company has no further obligations, the fee is fixed or determinable and collectibility is probable.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2005, 2006 and 2007 (in thousands):

	2005	2006	2007

Revenues	$3,925	$7,234	$11,250
Cost of revenues	700	901	1,411
Gross profit	3,225	6,333	9,839
Operating expenses:
Research and development	1,524	1,763	2,187
Sales and marketing	2,476	2,686	3,453
General and administrative	1,881	2,299	2,589
Total operating expenses	5,881	6,748	8,229
Operating income (loss)	(2,656)	(415)	1,610
Interest and other income (expenses), net	141	274	527
Equity in losses of affiliate	(175)	(49)	-
Net income (loss) before taxes	(2,690)	(190)	2,137
Taxes on income	-	-	28
Amortization of beneficial conversion feature
relating to convertible Series A Preferred Shares	(1,751)	—	-
Net income (loss) attributable to ordinary and equivalently
participating shareholders	$(4,441)	$(190)	$2,109

Comparison of Years Ended December 31, 2007 and 2006

Revenues. Revenues increased by $4.1 million from $7.2 million in 2006 to $11.3 million in 2007. The increase is due to an increase in market share, especially in the international market. The number of OEM’s increased by 35 in 2007 and amounted to 88 as of December 31, 2007.

Cost of Revenues. Cost of revenues increased by $0.5 million from $0.9 million in 2006 to $1.4 million in 2007. The increase in 2007 is mainly due to higher facility costs and hosting expenses aiming to serve the increasing number of customers. Cost of revenues did not increase in the same proportion as sales in 2007 due to economies of scale. Most costs of revenues are fixed and are not affected by increases or decreases in revenues.

Research and Development. Research and development expenses increased by 24% and amounted to $2.2 million in 2007 compared to $1.8 million in 2006. The increase is due to recruitment of more employees as part of the Company’s decision to develop new products. Research and development expenses include $246,000 of expenses in connection with SFAS No. 123(R).

Sales and Marketing. Sales and marketing expenses increased by 29% and amounted to $3.5 million compared to $2.7 million in 2006. The increase is mainly due to recruitment of employees and increased selling and marketing activity. In 2007, sales and marketing expenses included $194,000 expenses in connection with SFAS No. 123(R)

General and Administrative. General and administrative expenses increased by 13% from $2.3 million in 2006 to $2.6 million in 2007. The increase is mainly due to the recruitment of two new employees. In 2007, general and administrative expenses included $544,000 expenses in connection with SFAS No. 123(R).

Interest and Other Income (Expenses), Net. Interest and other income (expenses), net, increased by 92% from net income of $274,000 in 2006 to net income of $527,000 in 2007. The increase is primarily due to interest income derived from the proceeds of an equity financing round in 2007

Equity in Earnings (Losses) of Affiliate. In 2006, the Company recorded losses that occurred in Imatrix affiliate up to the carrying amount of its investment as of December 31, 2006. In 2007, since Imatrix did not incur income in excess of its cumulative losses, no equity loss was recorded with respect to such affiliate . Due to our dilution in the equity ownership and lack of significant in influence in Imatrix, the investment will be accounted for under the cost method as of December 31, 2007.

Comparison of Years Ended December 31, 2006 and 2005

Revenues. Revenues increased by $3.3 million from $3.9 million in 2005 to $7.2 million in 2006. Revenues increased in 2006 as the Company’s new Virus outbreak detection service was available for the full year of 2006 but only a portion of 2005, and also due to increase in market share.

Cost of Revenues. Cost of revenues increased by $0.2 million from $0.7 million in 2005 to $0.9 million in 2006. The increase in cost of revenues is due to an increase in sales. Cost of revenues did not increase in the same proportion as sales in 2006 due to economies of scale. Most costs of revenues are fixed and are not affected by increases or decreases in revenues.

Research and Development. Research and development expenses increase by 16% and amounted to $1.8 million in 2006 compared to $1.5 million in 2005. The increase is mainly due to the implementation of SFAS No. 123(R), starting January 1, 2006. The adoption of SFAS No.123(R) increased research and development expenses by $196,000 (see also note 2l of the consolidated financial statements).

Sales and Marketing. Sales and marketing expenses increased by 8% from $2.5 million in 2005 to $2.7 million in 2006. The increase is mainly due to the implementation of SFAS No.123(R) starting January 1, 2006. The adoption of SFAS No.123(R) increased Sales and marketing expenses by $96,000 (see also note 2l of the consolidated financial statements). The increase is also due to payroll of new recruitments in the sales and marketing department and due to increased marketing activity as part of our decision to meet the increasing demand of our products and to gain more market share.

General and Administrative. General and administrative expenses increased by 22% from $1.9 million in 2005 to $2.3 million in 2006. The increase is due to the implementation of SFAS No.123(R) starting January 1, 2006. The adoption of FAS123R increased General and administrative expenses by $483,000 (see also note 2l of the consolidated financial statements).

Interest and Other Income (Expenses), Net. Interest and other income (expenses), net, increased by 94% from net income of $141,000 for 2005 to net income of $274,000 in 2006, primarily due to interest income derived from the proceeds of an equity financing round in 2006.

Equity in Earnings (Losses) of Affiliate. Equity in losses of an affiliate decreased by 72% from $175,000 for 2005 to $49,000 in 2006. During 2006 we recorded losses that occurred in the affiliate up to the carrying amount of its investment as of December 31, 2005.

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2007. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,		Dec. 31,	Mar. 31,	Jun 30,	Sept. 30,	Dec. 31,
	2006	2006	2006		2006	2007	2007	2007	2007
	(in thousands)
	(unaudited)
Revenues	$1,473	$1,698	$1,866		$2,197	$2,405	$2,617	$2,930	$3,298
Cost of revenues	218 *	208*	220	*	255	286	346	357	422
Gross profit	1,255	1,490	1,646		1,942	2,119	2,271	2,573	2,876
Operating expenses:
Research and development	396 *	433*	422	*	512	456	539	559	633
Sales and marketing	688 *	635*	636	*	727	826	810	874	943
General and administrative	579 *	570*	518	*	632	661	627	620	681
Total operating expenses	1,663	1,638	1,576		1,871	1,943	1,976	2,053	2,257
Operating income (loss)	(408)	(148)	70		71	176	295	520	619
Interest and other income (expenses), net	64	49	79		82	91	188	119	129
Equity in losses of affiliate	(34)	(15)	—		—	—	—	—	—
Net income (loss)	(378)	(114)	149		153	267	483	639	748
Taxes on income	—	—	—		—	—	—	—	28
Net income (loss) attributable to ordinary and equivalently participating shareholders	$(378)	$(114)	$149		$153	$267	$483	$639	$720

Basic
Net income (loss) per share	$(0.03)	$(0.00)	$0.00		$0.00	$0.01	$0.02	$0.03	$0.03

Diluted net income (loss) per share	$(0.03)	$(0.00)	$0.00		$0.00	$0.01	$0.02	$0.02	$0.03

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

•
Our ability to add space and equipment to our current Detection Centers in a timely and effective manner to match the rate of growth in our business, plus our ability to build new Detection Centers as worldwide demand for our products may require; and

•	The effectiveness of our customer support, whether provided by our resellers and OEM partners, or directly by Commtouch.

In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non-cash charges associated with stock-based arrangements with employees and non-employees.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for financial statement issued for fiscal years beginning on January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are not expecting the adoption will have material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for financial statement issued for fiscal years beginning on January 1, 2008. We are not expecting the adoption will have material impact on our consolidated financial statements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We are not expecting the adoption of SFAS 141R will have material impact on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are not expecting that the adoption of SFAS No. 160 will have significant impact on our consolidated financial statement.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We are currently assessing the potential impact that the adoption of SAB 110 could have on our financial statements.

Liquidity and Capital Resources

We have financed our operations from the issuance of equity securities and, to a lesser extent, from private loans and research and development grants from the Israeli government.

On May 8, 2006, the Company entered into a small financing transaction with one private investor, whereby the Company received $100,000 against the issuance of 31,153 Ordinary Shares and warrants to purchase an additional 23,364 Ordinary Shares.

As of December 31, 2006 and December 31, 2007, we had approximately $10.0 million and $14.4 million of cash and cash equivalents and marketable securities, respectively. The increase was due to positive operating cash flow and receipt of proceeds from the exercise of warrants and options in the amount of $1.7 million.

In 2007, net cash provided by operating activities was approximately $4.1 million. The increase in operating cash flow was mainly due to our net income in 2007 compared to a loss in 2006. Net cash provided by financing activities in 2007 was approximately $2.5 million, due to option and warrant exercises. Net cash used by investing activities in 2007 was $3.0 million and consisted primarily of an increase in short term cash deposits of $1.6 million, an investment of $0.8 million in an affiliate and purchase of property and equipment in the amount of $0.6 million. As of December 31, 2006 and December 31, 2007, we had working capital of $7.5 million and $11.8 million, respectively.

Based on the cash balance at December 31, 2007, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations at least through March 2009.

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2007 (in thousands):

Contractual Obligation	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$438	$285	$153	$-	$-
Other Long-term liabilities reflected on the Company’s Balance Sheet - Accrued severance pay	931	-	-	-	931
Other Long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(821)	-	-	-	(821)
Net - severance pay liability	110	-	-	-	110
Total	$548	$285	$153	$-	$110

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. Israeli companies are generally subject to corporate tax on their taxable income. The applicable corporate tax rate was 29% in 2007 and will be progressively reduced to the following tax rates: 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

As of December 31, 2007, the Company's net operating loss carry forwards for tax purposes amounted to approximately $71,000, which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2007, for federal income tax purposes, our U.S. subsidiary had net operating loss carry-forwards of approximately $ 91 million. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2009 through 2025. In light of the subsidiary's recent history of operating losses, the Company has recorded a valuation allowance for all of its deferred tax assets.

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

Impact of Inflation and Currency Fluctuations

Most of our sales are in U.S. dollars. However, a portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses in Israel, primarily our research and development expenses, is denominated in NIS. Costs not denominated in U.S. dollars are re-measured to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of our financial statements and reporting. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected, as occurred in 2006 and 2007, when the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate.

The annual rate of inflation in Israel was 3.4% in 2007, (0.1%) in 2006 and 2.4% in 2005. The NIS appreciated against the U.S. dollar by approximately (8.9%) in 2007 and (8.2%) in 2006 and depreciated against the U.S. dollar by approximately 6.85% in 2005. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 3.846 for one U.S. dollar on December 31, 2007. The representative dollar exchange rate was NIS 3.474 at March 14, 2008. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

The Company’s affiliate's (Imatrix’s) functional currency is the Japanese Yen. Consequently Imatrix’s results of operations are translated into U.S. dollars. Because exchange rates between the Yen and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on the Company’s shareholders equity.

Item 6. Directors, Senior Management and Employees

The following table presents information with respect to our directors’ beneficial ownership of our Ordinary Shares as of December 31, 2007. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 25,346,042 Ordinary Shares outstanding as of December 31, 2007, as adjusted for the reverse split of January 2, 2008. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of December 31, 2007 are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Ordinary Share Beneficial Ownership >1%	Number of Ordinary Shares Beneficially Owned	Number of Options and Warrants included in Beneficial Ownership

Amir Lev, Director, President and CTO	47	2.5%	637,156	476,005 options (6), at exercise prices ranging from $0.0375 to $6.60 per Ordinary Share. Expiration dates range from 3/2/08 to 8/4/15

Aviv Raiz, Director (1)	49	20.9%	5,371,233
29,167 options, at exercise prices ranging from $3.12 to $6.60 per Ordinary Share. Expiration dates range from 12/30/11 to 12/14/13. Also, 333,333 warrants, with an exercise price of $1.95, expiring in early October 2010

Gideon Mantel, Director, Chairman of the Board and CEO	48	4.1%	1,056,022	652,996 options, at exercise prices ranging from $0.0375 to $6.60. Expiration dates range from 8/15/11 to 8/4/15

Nahum Sharfman, Director(1)(3)(5)	59	2.4%	608,656	92,188 options, at exercise prices ranging from $0.0375 to $6.60. Expiration dates range from 8/15/11 to 12/6/14

Lloyd E. Shefsky, Director(2)(3)(4)	67	1.2%	299,030
68,750 options, at exercise prices ranging from $1.17 to $6.60. Expiration dates range from 12.30.11 to 3.29.15. Also, 56,453 warrants, with exercise prices ranging from $0.75 to $1.50, and expiration dates from 2/17/08 to 12/25/08

Dr. Orna Berry, Director (Outside Director) (2)(3)(5)	58	<1%	<1%

Ofer Segev, Director (Outside Director) (1)(2)(5)	48	<1%	<1%

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating Committee

(4)	Mr. Shefsky’s ownership information includes his individual holdings and holdings of LENE L.P., in which Mr. Shefsky currently holds a relatively nominal, limited partnership interest.

(5)
Orna Berry’s and Ofer Segev’s respective terms as outside directors expired in late March 2008, and Nahum Sharfman resigned from the Board effective March 31, 2008. See “Election of Directors” below for additional details.

(6)	10,000 of these options expired unexercised on March 2, 2008.

Other Management Employees:

The following table sets forth the names and positions of our management employees at December 31, 2007:

Name	Age	Ownership >1%	Position
Gideon Mantel	48	See table above	CEO and Chairman of the Board
Amir Lev	47	See table above	President and Chief Technical Officer
Ron Ela	37	(1)	Chief Financial Officer
Avner Amram	46	(1)	Executive Vice President, Commtouch Inc.
Gary Davis	46	(1)	Vice President, General Counsel and Corporate Secretary
Udi Trugman(2)	37	(1)	Vice President, Research and Development,
			Commtouch Software Ltd.
Ronni Zehavi(2)	42	(1)	Vice President, International Business Development, Commtouch Software Ltd.
Haggai Carmon	49	(1)	Vice President, Products, Commtouch Software Ltd.
Jay Goldin	39	(1)	Vice President, Business Development North America
Yossi Maslaton	41	(1)	Vice President, Network Operations & Customer Services

(1)	less than 1%

(2)
Mr. Trugman and Mr. Zehavi left the employment of the Company at the end of January 2008. During early 2008, Ohad Sheory joined the Company as Vice President of Research and Development, Asaf Greiner joined the Company as Vice President of Web Security Products and Ido Hadari joined the Company as Senior Director of International Sales and Business Development. Their biographies may be found on the Company’s website at www.commtouch.com, under the “Management” page.

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

Dr. Orna Berry joined the Board of Directors as an Outside Director under the Israel Companies Law in March 2005. Dr. Berry is a Venture Partner in Gemini Israel Funds Ltd. Dr. Berry co-founded ORNET Data Communication Technologies Ltd., an early Gemini portfolio company, which was sold to Siemens for $30 million. In addition, she serves as the Chairperson in several Gemini portfolio companies. From 1997 through 2000, Dr. Berry served as the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. In this capacity she was responsible for implementing government policy regarding support and encouragement of industrial research and development. Dr. Berry also has served as the Chief Scientist of Fibronics and, prior to that, Dr. Berry served as a senior research engineer in companies such as IBM and UNISYS. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California, and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv and Haifa Universities. She is a frequent lecturer on "High-Tech" worldwide.

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

Ron Ela joined Commtouch in July 2006 as its Chief Financial Officer. A Certified Public Accountant, Mr. Ela formerly held management positions at two Israeli-based Nasdaq listed companies, and most recently held the role of Controller at Verint Systems Ltd., a wholly-owned subsidiary of Verint Systems Inc. During the five years prior to that time, Mr. Ela served as Deputy Controller and subsequently Controller for Partner Communication Ltd. Also, Mr. Ela spent 3 years in public accounting with Kesselman & Kesselman, a member of PricewaterhouseCoopers in Israel. Mr. Ela has a B.A. in business administration majoring in accounting from the College of Management Academic Studies.

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

Udi Trugman joined Commtouch in December 1996 and served as Vice President of Research and Development until January 2008. Prior to 2002, Mr. Trugman was Senior Director of Systems in the R&D group. Mr. Trugman has over 17 years of software development and management experience. Prior to working at Commtouch, Mr. Trugman specialized in development of commercial applications.

Ronni Zehavi joined Commtouch in June 1999 and served as Vice President of International Business Development until January 2008. Prior to joining Commtouch, Mr. Zehavi was Human Resources and Training Manager for “Mondex - ecash”, a subsidiary company of International Mastercard from 1997 to 1999. From 1994 to 1997, Mr. Zehavi was an Organizational Consultant in a counseling firm. Mr. Zehavi received his M.A. degree in Organizational Sociology from Bar-Ilan University and his B.A. degree in History and Educational Psychology from Tel-Aviv University.

Haggai Carmon joined Commtouch in January 2002 and serves as Vice President of Products. From 1998 to 2002, Mr. Carmon was Vice President of Corporate Marketing and of Sales in Asia-Pacific for VCON Telecommunications, a public vendor of corporate videoconferencing solutions, and was also responsible for international pre-sales and technical support. Prior to that, Mr. Carmon was at NetManage Ltd., a public software company of TCP/IP applications for Windows, a founder and CEO of Applico, a Computer-aided Design for Architecture service firm, and managed a college of Fine Arts. Mr. Carmon has over 17 years of experience in technology and international management.

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

Election of Directors

Directors (other than outside directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the next annual general meeting following the general meeting at which such director is elected and until a successor is elected, or until the director is removed. An annual general meeting must be held at least once in every calendar year, but not more than fifteen months after the preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders, the Board of Directors may appoint new directors temporarily to fill vacancies on the Board of Directors. The Amended and Restated Articles of Association of Commtouch authorize the shareholders to determine, from time to time, the number of directors. The maximum number of directors is currently fixed at ten directors, though only seven directors are currently serving on the Board of Directors. An extraordinary general meeting of shareholders is scheduled for March 31, 2008 to elect two new outside directors, Yair Shamir and Yair Bar-Touv, to replace the Company's two outside directors, Orna Berry and Ofer Segev, whose respective terms will expire. Information concerning the nominees for election is set forth in the Company's proxy statement for the extraordinary general meeting of shareholders, a copy of which is attached as an exhibit to the Company's Form 6-K filed with the Securities and Exchange Commission on March 19, 2008. Furthermore, effective March 31, 2008, Nahum Sharfman resigned from the Board, and the Board appointed Hila Karah to fill the resulting Board vacancy. It is anticipated that Ms. Karah will stand for reelection at the next annual general meeting of shareholders. Information concerning Ms. Karah is set forth in the Company’s press release of March 19, 2008 which also was filed as an exhibit to the aforementioned Form 6-K.

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

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender. At least one of the outside directors is required to have "financial and accounting expertise," unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has "financial and accounting expertise," and the other outside director or directors are required to have "professional expertise," all as defined under the Israel Companies Law.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	such majority includes at least one-third of the shares held by non-controlling shareholders who are present and voting at the meeting; or

•	the total number of shares held by non-controlling shareholders voting against the election of the director at the meeting does not exceed one percent of the aggregate voting rights in the company.

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

Dr. Berry and Mr. Segev currently serve as the Company’s outside directors. As stated above under "Election of Directors", an extraordinary general meeting of shareholders is scheduled for March 31, 2008 to appoint two new outside directors to replace Dr. Berry and Mr. Segev, whose respective terms will expire. Information concerning the nominees for election is set forth in the Company's proxy statement for the extraordinary general meeting of shareholders, a copy of which is available in the Company's Form 6-K filed with the Securities and Exchange Commission on March 19, 2008.

In addition, the NASDAQ Capital Market currently requires Commtouch to have at least a majority of independent directors, as defined under Marketplace Rule 4200(a)(15), on the Board of Directors and to maintain an audit committee of at least three members, each of whom must:

(i)	be independent as defined under Marketplace Rule 4200(a)(15);

(ii)
meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”, as set forth below (subject to the exemptions provided in Exchange Act Rule 10A-3(c);

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

The Company has identified the following Board members as “Independent directors” pursuant to NASDAQ Marketplace Rule 4200(a)(15):

a.	Ofer Segev
b.	Dr. Orna Berry
c.	Aviv Raiz
d.	Nahum Sharfman
e.	Lloyd Shefsky
f.	Yair Shamir, Yair Bar-Touv and Hila Karah (assuming they join the Board at the end of March 2008)

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

Compensation Committee

The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for Commtouch’s directors and its executive officers. The Compensation Committee is also responsible for administering the various stock option plans, including the issuance of grants of options to employees of the Company and its subsidiary.

Nominating Committee

The committee’s responsibilities include identifying individuals qualified to become board members and recommending director nominees to the board.

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company’s actions comply with relevant law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company’s independent accountant or its representative. The Company engaged a qualified internal auditor during 2007.

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

Compensation of Directors and Executive Officers

The directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is approved by Commtouch’s audit committee, Board of Directors and shareholders. Directors currently do not receive cash compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended. However, see Item 10 “Amended and Restated 1999 Non-employee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants. During 2007, options to purchase 384,800 Ordinary Shares (post reverse-split) were granted to directors and executive officers under the Company’s stock option plans at a weighted average exercise price of $2.20 per share.

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (8 persons) in 2007 was approximately $539 thousand. During the same period Commtouch accrued or set aside approximately $39 thousand for the same group to provide pension, retirement or similar benefits. As of December 31, 2007, directors and executive officers of Commtouch (8 persons) held an aggregate of 2,576,382 stock options (post-reverse split) to purchase a like number of Ordinary Shares, with 1,496,328 of those options having vested.

Options to Purchase Securities from Registrant or Subsidiaries

As of December 31, 2007, 4,762,259 stock options (post-reverse split) to purchase Ordinary Shares had been granted to then existing employees, consultants, executive officers and non-employee directors under the Company’s stock option plans, net of forfeited options, and there were 797,382 shares available for grant under all plans. Of the number of options granted, 3,949,836 had not been exercised and had exercise prices ranging from $0.0375 to $6.60 per share and a weighted average per share exercise price of approximately $2.67, and were held by 51 persons. These options have termination dates ranging from March 2008 to August 2015.

Employee Stock Option Plans

Employees, including executive officers and other management employees, participate in the Company’s employee option plans. The Commtouch Software Ltd. 2006 U.S. Stock Option Plan, primarily covering the granting of options to employees and consultants based in the United States, was adopted on December 15, 2006 and has a term of ten years. The Commtouch Software Ltd. Amended and Restated Israeli Share Options Plan, primarily covering the granting of options to employees, consultants and directors based in Israel, was adopted on June 22, 2003 and has a term of ten years. While Israeli based directors receive their grants under the Israeli plan, the principal terms of their grants are identical to those of non-Israeli based directors receiving their grants under the non-employee director plan (discussed below).

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

Amended and Restated 1999 Non-Employee Directors Stock Option Plan

New directors are currently entitled to an initial grant of 50,000 options. Directors who are reelected at the annual meeting of shareholders are entitled to additional grants of 16,667 options.

Under the Non-Employee Directors Plan, each option becomes exercisable at a rate of 1/16th of the option shares every three months, and has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. Up through 2004, each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors. Options granted to directors during 2005 - 2007 have a maximum term of six years. At the annual meeting of shareholders of December 30, 2005, shareholders approved an amendment to the Non-Employee Directors Plan to allow for the acceleration of unvested options for any director who has served the company for at least three years, unless the director resigned voluntarily or was removed from the Board of Directors due to a failure to perform any of his/her duties to the Company.

Employees

See Item 4: Employees

Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our Ordinary Shares as of December 31, 2007, including:

•	each person or entity known to Commtouch to own beneficially more than five percent of Commtouch’s Ordinary Shares, and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 25,346,042 Ordinary Shares outstanding as of December 31, 2007 (on a post reverse-split basis). Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of December 31, 2007 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person. Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount Owned		Percent of Class
Aviv Raiz*	5,371,233	**	20.9%

All directors and officers as a group (8 persons)	8,127,306	***	29.9%

*	This shareholder of record resides in the host country, Israel.
**	Includes 29,167 options and 333,333 warrants, exercisable into a like number of Ordinary Shares.
***
Includes 1,474,315 options exercisable into a like number of Ordinary Shares. Also, this number includes 134,265 shares and warrants held by LENE L.P., in which Mr. Lloyd Shefsky holds a relatively small limited partner interest, without any control over partnership management.

Based on a review of the information provided to us by our transfer agent, as of December 31, 2007, there were 92 holders of record of our Ordinary Shares, including 57 holders of record residing in the United States holding 20,721,615 Ordinary Shares, or 82% of the aggregate 25,346,042 Ordinary Shares outstanding as of such date. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 78% of our outstanding Ordinary Shares as of such date).

Significant Changes in Percentage Ownership During the Past Three Years

•
Aviv Raiz participated in the private placements of October 31, 2004 (the preferred share issuance) and October 2, 2005, acquiring 500,000 convertible Series A Preferred Shares, 4 million Ordinary Shares and 2 million warrants exercisable into a like number of Ordinary Shares. Subsequent to the preferred share round of October 2004, Mr. Raiz has also purchased in private transactions 1.1 million convertible Series A Preferred Shares from certain investors who participated in that round. The shareholdings referenced in this paragraph are in their original, pre-reverse split format. Together with his holdings from purchases on the open market and director options vesting within 60 days of December 31, 2007, Mr. Raiz beneficially holds 20.9% in the Company. Mr. Raiz is a director of the Company.

•
Cranshire Capital LP, Omicron Master Trust, Smithfield Fiduciary LLC and Vertical Ventures, LLC became major shareholders of the Company’s Ordinary Shares by virtue of their participation in the private placements of November 26, 2003, May 18, 2004 and October 31, 2004 (though Vertical Ventures did not participate in this transaction), as well as the Redemption, Amendment and Exchange Agreement of October 31, 2004. Due to their sales of Ordinary Shares during 2005, 2006 and, to a lesser extent, 2007, including all Ordinary Shares acquired on the conversion of Series A Preferred Shares and all warrants issued in the November 2003 private placement, plus the increase in the outstanding shares of the Company during the past few years, none of these shareholders remains a major shareholder of the Company. As of December 31, 2007, the total beneficial holdings for all four shareholders amounted to less than 2%, with the overwhelming majority of these holdings being in the form of warrants.

•
Israel Seed IV, L.P. was a significant participant in the July 29, 2003, November 26, 2003 and May 18, 2004 private placements, as well as the Redemption, Amendment and Exchange Agreement of October 31, 2004. At December 31, 2004, its beneficial ownership in the Company reached 19.8%. However, due to a number of sales of shares during 2005, 2006 and 2007, the percentage of beneficial ownership of Israel Seed IV, L.P. at December 31, 2007 was zero.

Interest of Management and their Family Members in Certain Transactions

There were no material related party transactions during 2007 or through the date of filing of this Form 20-F.

Item 8. Financial Information.

See Item 18: Financial Statements. If the Company decides to distribute a cash dividend out of income that has been tax exempt due to an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 5719-1959, the amount of cash dividend will be subject to corporate tax at the rate then in effect under Israeli law. The Company has never declared or paid cash dividends on its Ordinary Shares and does not anticipate paying any cash dividends during 2008. The Company intends to retain future earnings to finance the development of its business.

We are not a party to any litigation, and we are not aware of any threatened litigation which, in the aggregate, would be material to the business of the Company.

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2007.

Item 9. The Offer and Listing.

The Company’s Ordinary Shares have been traded publicly on NASDAQ as follows:

a.
From July 13, 1999 through June 29, 2004, under the symbol “CTCH” (up to June 7, 2002 on the National Market, and subsequently on the Small Cap Market, which during 2005 was renamed the “Capital Market”);

b.	From June 30, 2004 through June 26, 2005, under the symbol “CTCHC”;

c.	From June 27, 2005 through January 1, 2008, under the symbol “CTCH”;

d.	From January 2, 2008 through January 29, 2008, under the symbol “CTCHD”; and

e.	From January 30, 2008, under the symbol CTCH.

The Company continues to contemplate the filing of an application for admission to the Tel Aviv Stock Exchange, or “TASE”, which would result in the dual listing of its Ordinary Shares on the TASE and NASDAQ Capital Market. It is not certain that the Company will file such an application during 2008 or, if it does proceed with a filing, the TASE will approve the application.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares, for the periods indicated:

	High	Low
2003:	$4.41	$0.30
2004:	$3.72	$0.81
2005:	$3.90	$1.35
2006:	$4.08	$2.10
2007:	$7.44	$3.69

2006:
First Quarter	$4.08	$2.79
Second Quarter	$3.54	$2.10
Third Quarter	$2.82	$2.22
Fourth Quarter	$3.60	$2.64

2007:
First Quarter	$4.80	$3.69
Second Quarter	$6.15	$4.41
Third Quarter	$7.44	$4.89
Fourth Quarter	$7.41	$5.73

Most Recent Six Months:

September 2007	$5.97	$5.64
October2007	$7.41	$5.73
November 2007	$7.20	$6.15
December 2007	$6.75	$6.00
January 2008	$6.22	$3.80
February 2008	$4.78	$4.20

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

We are registered under the Israel Companies Law as a public company with registration number 52-004418-1. The objective stated in our memorandum of association is to engage in any lawful activity.

DESCRIPTION OF SHARES

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Amended and Restated Articles of Association, copies of which are filed with this report or have been filed as exhibits to certain of our prior filings with the SEC.

As of December 31, 2007 and as adjusted for the reverse split (one for three) on January 2, 2008, our authorized share capital consisted of 55,353,340 Ordinary Shares, NIS 0.15 par value. As of December 31, 2007, there were 25,346,042 Ordinary Shares issued and outstanding.

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

An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding at least one-third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board of Directors may determine in a notice to shareholders. At such reconvened meeting any two shareholders entitled to vote and present in person or by proxy will constitute a quorum. Generally, shareholder resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. For certain matters as described under the Israel Companies law, there is a requirement that the majority include the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or interested parties in the matter to be voted upon (or their representatives) or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company’s controlling shareholders or interested parties in the matter to be voted upon) must not represent more than one percent of the voting rights in the Company.

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

TRANSFER OF SHARES AND NOTICES

Fully paid Ordinary Shares that are issued and not subject to any legal restrictions on transference may be transferred freely. Each shareholder of record is entitled to receive at least twenty-one days' prior notice (and for certain matters, thirty-five days’ prior notice) before the date of a shareholder meeting and at least five days notice before the record date for the meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix a record date not exceeding 40 days prior to the date of any shareholder meeting.

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

DESCRIPTION OF INVESTOR AND SERVICE PROVIDER WARRANTS

The following summarizes warrants outstanding as of December 31, 2007:

JANUARY 2003 CONVERTIBLE LOAN WARRANTS

The discussion regarding the January 2003 convertible loan warrants under Item 18, Note 5 to the Notes to Consolidated Financial Statements - Shareholders’ Equity is incorporated herein by reference.

JULY 2003 INVESMENT ROUNDS WARRANTS

The discussion regarding the two July 2003 investment rounds warrants under Item 18, Note 5 to the Notes to Consolidated Financial Statements - Shareholders’ Equity is incorporated herein by reference.

MAY 2004 INVESTMENT ROUND WARRANTS

The discussion regarding the May 2004 investment round warrants under Item 18, Note 5 to the Notes to Consolidated Financial Statements - Shareholders’ Equity is incorporated herein by reference.

OCTOBER 2005 INVESTMENT ROUND WARRANTS

The discussion regarding the October 2005 investment round warrants under Item 18, Note 6 to the Notes to Consolidated Financial Statements - Shareholders’ Equity is incorporated herein by reference.

ADVISOR WARRANT

The discussion under Item 18, Note 6 to the Notes to Consolidated Financial Statements - Shareholders’ Equity, regarding a warrant issued in relation to a small investment made by an advisor to the Company during May 2006, is incorporated herein by reference.

REGISTRATION RIGHTS

The Company has not granted registration rights within the two year period prior to the filing of this Form 20-F.

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

We are subject to certain of the information reporting requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each calendar quarter. We post our Annual Report on Form 20-F on our Website (www.commtouch.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC at:

100 F Street, NE
Public Reference Room
Washington, D.C. 20549

The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Ordinary Shares is Wells Fargo Bank, N.A. Shareowner Services of St. Paul, Minnesota.

MATERIAL CONTRACTS DURING PAST TWO YEARS

Equity Investment. Commtouch made a $750 thousand investment in Mirapoint, a secure messaging vendor and an OEM licensee, as part of Mirapoint's larger financing round in the fourth quarter of 2007. In connection therewith, Commtouch received a minority ownership interest in Mirapoint of approximately 8%.

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

U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES ACQUIRED BY U.S. TAXPAYERS

The following discussion summarizes the material U.S. federal income tax consequences arising from the purchase, ownership and sale of the Ordinary Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in effect as of the date of this report, all of which are subject to change, possibly with retroactive effect. Commtouch will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in the Ordinary Shares and, therefore, no assurance exists that the Internal Revenue Service will agree with the conclusions set forth below. The summary below does not purport to address all of the U.S. federal income tax consequences that may be relevant to particular investors. This summary does not address the consequences that may be applicable to particular classes of taxpayers, including investors that hold Ordinary Shares as a hedge, part of a hedge, straddle ~~or~~, conversion or constructive sale transaction, life insurance companies, banks, regulated investment companies, or other financial institutions or a “financial services entity”, broker~~-~~ or dealers in securities or foreign currency, tax-exempt organizations, persons that acquire Ordinary Shares in connection with employment or other performance of services, real estate investments, investors that have a functional currency other than the U.S. dollar, and investors who own (directly, indirectly or through attribution) 10% or more of Commtouch’s outstanding voting stock. Further, it does not address the alternative minimum tax consequences of an investment in Ordinary Shares or the indirect consequences to U.S. Holders, as defined below, of equity interests in investors in Ordinary Shares. This summary is addressed only to holders that hold Ordinary Shares as a capital asset within the meaning of Section 1221 of the Code, are U.S. citizens, individuals resident in the United States for purposes of U.S. federal income tax, domestic corporations or partnerships and estates or trusts treated as “United States persons” under Section 7701 of the Code (“U.S. Holders”). This summary also does not address state, local or non-U.S. taxes.

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

Sale or Exchange of Ordinary Shares

A U.S. Holder’s sale or exchange of Ordinary Shares will generally result in the recognition of gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder’s basis in the Ordinary Shares sold. Subject to the following discussion of the consequences of Commtouch being treated as a Passive Foreign Investment Company or a Foreign Investment Company, such gain or loss will be capital gain or loss if such Ordinary Shares are a capital asset in the hands of the U.S. Holder. Gain or loss realized on the sale of Ordinary Shares will be long-term capital gain or loss if the Ordinary Shares sold had been held for more than one year at the time of their sale. Long-term capital gains recognized by certain taxpayers generally are subject to a reduced rate of U.S. federal tax (currently a maximum of 15%). If the U.S. Holder’s holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain or loss. Short-term capital gains generally are subject to tax at the same rates as ordinary income. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Ordinary Shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

See discussion under this Item 10 “Israeli Taxation and Investment Programs—Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of capital assets.

Taxation of Dividends Paid On Ordinary Shares

A U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. Holder's basis in the Ordinary Shares and, to the extent in excess of this basis, will be treated as gain from the sale or exchange of Ordinary Shares.

Previously enacted amendments to the Code provide that dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed at the applicable long-term capital gains rate if the dividend is received from a "qualified foreign corporation," and the shareholder of such foreign corporation holds such stock for more than 61 days during the 120 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A "qualified foreign corporation" is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market. However, a foreign corporation will not be treated as a qualified foreign corporation if it is a Passive Foreign Investment Company (as discussed below) for the year in which the dividend was paid or the preceding year.

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

As described above, we will generally be required to withhold Israeli income tax from any dividends paid to holders who are not resident in Israel. See "Israeli Tax Considerations — Taxation of Non-Resident Holders of Shares." If a U.S. Holder receives a dividend from Commtouch that is subject to Israeli withholding, the following would apply:

•	You must include the gross amount of the dividend, not reduced by the amount of Israeli tax withheld, in your U.S. taxable income.

•	You may be able to claim the Israeli tax withheld as a foreign tax credit against your U.S. federal income tax liability.

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

•
A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Ordinary Shares to the extent the U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute. A. U.S. Holder will also be denied a foreign tax credit if the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued.

•
If you do not elect to claim foreign taxes as a credit, you will be entitled to deduct the Israeli income tax withheld from your Commtouch dividends in determining your taxable income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld.

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

Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax exempt organizations.

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

Tax Consequences If We Are a Passive Foreign Investment Company

Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income (including its pro rata share of gross income for any company (U.S. or foreign) in which it is considered to own 25% or more of the shares by value), is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year (including its pro rata share of the assets of any Company (U.S. or foreign) in which it is considered to own 25% or more of the shares by value), that produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”).

Because less than 75% of our gross income in 2007 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years.

For 2003, 2004, 2005, 2006 and 2007, however, it is possible that we could be classified as a PFIC under the Asset Test principally because a significant portion of our assets continued to consist of the cash raised in connection with both a public offering and a private offering of our Ordinary Shares in 2000, coupled with the decline in the public market value of our Ordinary Shares during 2001, 2002 and through the beginning of 2003 and the timing of the required valuations, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities”, there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the Asset Test, and it is theoretically arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2003, 2004, 2005, 2006 and/or 2007 would not result in our classification as a PFIC during any or all of such years.

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

We cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC. U.S. holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including QEF elections.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Other than the reverse stock split described elsewhere in this report, this item is not applicable for the period since January 1, 2007 to date.

Item 15. Controls and Procedures.

(a) As of December 31, 2007, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2007, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

(b) and (c) Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Security Exchange Act. Our internal control over financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance wit respect to financial statements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed our internal control over financial reporting as of December 31, 2007. Our management based its assessment on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has cocluded that, as of December 31, 2007, our internal control over financial reporting is effective.

(d) Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, audited management's assessment and independently assessed the effectiveness of the Company's internal controlover financial reporting. Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has issued an attestation report concurring with management's assessment, which is included under Item 18 on page F-3, F-4 of this annuale report.

(e) During the period covered by this annual report on Form 20-F, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert.

The Board of Directors of the Company has determined that Mr. Ofer Segev, a member of the Audit Committee, is an audit committee financial expert as that term is defined in Item 16A of Form 20-F and is independent as that term is defined in each of NASDAQ Marketplace Rule 4200(a)(15) and SEC Rule 10A-3(b)(1). Mr. Segev’s term on the Board and Audit Committee will expire in March 2008. At that time, it is expected that Mr. Yair Shamir will replace Mr. Segev as a Board member and audit committee financial expert.

Item 16B. Code of Ethics.

The Company, by way of Board of Directors resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers. The Code of Ethics is posted on the Company’s website at www.commtouch.com, under the link to “investor relations”.

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2007 and 2006:

	Year ended December 31,
	2007	2006
	Fees	Fees

Audit fees (1)	$107,000	$92,000
Tax and other (2)	$72,500	$88,500
Total	$179,500	$180,500

(1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Independent Registered Public Accounting Firm can reasonably provide, and include the group audit including checking our internal control over Financial reporting; statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC. These fees also include the attestation of our internal control over financial reporting

 (2) Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authority; and tax planning services.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of our current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the Company’s independent registered public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year. The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2007, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18

Item 18. Financial Statements.

(a) Financial Statements

(b) Financial Statement Schedule:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	2 - 3

Consolidated Balance Sheets	4 - 5

Consolidated Statements of Operations	6

Statements of Changes in Shareholders' Equity	7 - 9

Consolidated Statements of Cash Flows	10 - 11

Notes to Consolidated Financial Statements	12 - 29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiary as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards Board No. 123 (R), "Share-Based Payment".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and its subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited Commtouch Software Ltd.'s and its subsidiary ("Commtouch" or the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Commtouch's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Commtouch maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Commtouch and its subsidiary as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 31 ,2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2008	A Member of Ernst & Young Global

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,004	$10,807
Short-term cash deposit	-	1,600
Marketable securities	2,000	2,000
Trade receivables	570	1,110
Prepaid expenses	134	193
Other accounts receivable	62	110

Total current assets	10,770	15,820

LONG-TERM ASSETS:
Long-term lease deposits	13	33
Investment in affiliate	-	750
Severance pay fund	607	821
Property and equipment, net	609	786

Total long-term assets	1,229	2,390

Total assets	$11,999	$18,210

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2006	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$344	$335
Employees and payroll accruals	503	746
Accrued expenses and other liabilities	187	351
Government authorities	192	64
Deferred revenues	2,032	2,534

Total current liabilities	3,258	4,030

LONG-TERM LIABILITIES:
Long-term deferred revenues	542	901
Accrued severance pay	706	931

Total long-term liabilities	1,248	1,832

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares nominal value NIS 0.15 par value-
Authorized: 55,353,340 shares as of December 31, 2006 and 2007, respectively; Issued and outstanding: 24,011,155 and 25,346,042 shares as of December 31, 2006 and 2007, respectively	845	893
Additional paid-in capital	177,095	179,793
Accumulated other comprehensive income	23	23
Accumulated deficit	(170,470)	(168,361)

Total shareholders' equity	7,493	12,348

Total liabilities and shareholders' equity	$11,999	$18,210

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2005	2006	2007

Revenues	$3,925	$7,234	$11,250
Cost of revenues	700	901	1,411

Gross profit	3,225	6,333	9,839

Operating expenses:
Research and development	1,524	1,763	2,187
Sales and marketing	2,476	2,686	3,453
General and administrative	1,881	2,299	2,589

Total operating expenses	5,881	6,748	8,229

Operating income (loss)	(2,656)	(415)	1,610
Financial income (expenses), net	141	274	527
Equity in losses of affiliate	(175)	(49)	-

Net income (loss) before taxes on income	(2,690)	(190)	2,137
Taxes on income	-	-	28
Amortization of beneficial conversion feature relating to convertible Series A Preferred shares	(1,751)	-	-

Net income (loss) attributable to Ordinary and equivalently participating shareholders	$(4,441)	$(190)	$2,109

Basic and diluted net earnings (loss) per share	$(0.28)	$(0.01)	$0.08

Weighted average number of shares used in computing basic net earnings (loss) per share	15,801,945	22,112,944	24,846,690
Weighted average numbers of shares used in computing diluted net earnings (loss) per share	15,801,945	22,112,994	27,591,498

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Series A Preferred shares	Series A Preferred shares amount	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive loss	Total

Balance as of January 1, 2005	2,426,667	$83	14,262,608	$520	$167,784	$45	$(165,839)		$2,593
Issuance of shares and warrants, net	-	-	2,000,000	65	2,857	-	-		2,922
Issuance of shares upon exercise of options and warrants	-	-	1,232,723	43	1,263	-	-		1,306
Conversion of Series A Preferred shares to Ordinary shares	(650,000)	(22)	1,133,333	36	(14)	-	-		-
Amortization of beneficial conversion feature relating to Convertible Series A Preferred Shares	-	-	-	-	1,751	-	(1,751)		-
Stock-based compensation related to options granted to non-employees			-	-	92	-	-		92
Foreign currency translation adjustment	-	-	-	-	-	(24)	-	$(24)	(24)
Net loss	-	-	-	-	-	-	(2,690)	(2,690)	(2,690)
Total comprehensive loss								$(2,714)

Balance as of December 31, 2005	1,776,667	$61	18,628,664	$664	$173,733	$21	$(170,280)		$4,199

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Series A Preferred shares	Series A Preferred shares amount	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive loss	Total

Balance as of January 1, 2006	1,776,667	$61	18,628,664	$664	$173,733	$21	$(170,280)		$4,199
Issuance of shares	-	-	31,153	1	99	-	-		100
Issuance of shares upon exercise of options and warrants	-	-	1,798,005	58	2,379	-	-		2,437

Conversion of Series A Preferred shares to Ordinary Shares	(1,776,667)	(61)	3,553,333	122	(61)	-	-		-
Stock-based compensation related to employees	-	-	-	-	790	-	-		790
Stock-based compensation related to options granted to non-employees	-	-	-	-	155	-	-		155
Foreign currency translation adjustment	-	-	-	-	-	2	-	$ 2	2
Net loss	-	-	-	-	-	-	(190)	(190)	(190)
Total comprehensive loss								$ (188)

Balance as of December 31, 2006	-	$ -	24,011,155	$ 845	$ 177,095	$ 23	$ (170,470)		$ 7,493

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Accumulated other comprehensive income *)	Accumulated deficit	Total comprehensive income	Total

Balance as of January 1, 2007	24,011,155	$845	$177,095	$23	$(170,470)	$-	$7,493
Issuance of shares upon exercise of options and warrants	1,334,887	48	1,615	-	-	-	1,663
Stock-based compensation related to employees	-	-	1,015	-	-	-	1,015
Stock-based compensation related to options granted to non-employees	-	-	68	-	-	-	68
Net income					2,109	$2,109	2,109
Total comprehensive income						$2,109

Balance as of December 31, 2007	25,346,042	$893	$179,793	$23	$(168,361)		$12,348

*)	Relates to foreign currency translation adjustments

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income (loss)	$(4,441)	$(190)	$2,109
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	147	209	397
Amortization of convertible loan discount and beneficial conversion feature	1,751	-	-
Compensation related to options granted to employees and non-employees	92	945	1,083
Equity in losses of affiliate	175	49	-

Changes in assets and liabilities:

Increase in trade receivables	(258)	(215)	(540)
Increase in prepaid expenses and other accounts receivable	(21)	(28)	(107)
Increase (decrease) in accounts payable	76	(40)	24
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities and Government authorities	41	(37)	279
Increase in deferred revenues	719	655	861
Increase in accrued severance pay, net	11	8	11
Other	(7)	-	(2)

Net cash provided by (used in) operating activities	(1,715)	1,356	4,115

Cash flows from investing activities:
Change in short-term cash deposit	-	-	(1,600)
Decrease (increase) in long-term lease deposits	-	5	(20)
Purchase of marketable securities	(2,500)	-	-
Sale of marketable securities	-	500	-
Investment in affiliate	-	-	(750)
Purchase of property and equipment	(176)	(380)	(605)

Net cash provided by (used in) investing activities	(2,676)	125	(2,975)

Cash flows from financing activities:

Proceeds from issuance of shares and warrants, net	2,922	100	-
Proceeds from options and warrants exercised	1,306	2,437	1,663

Net cash provided by financing activities	4,228	2,537	1,663

Increase (decrease) in cash and cash equivalents	(163)	4,018	2,803
Cash and cash equivalents at the beginning of the year	4,149	3,986	8,004

Cash and cash equivalents at the end of the year	$3,986	$8,004	$10,807

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2005	2006	2007

(a)	Non-cash transactions:

	Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	$(1,751)	$-	$-

	Conversion of Series A Preferred shares to Ordinary shares	$36	$122	$-

	Purchase of property and equipment - trade payables	$-	$(33)	$65

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.
Commtouch Software Ltd. ("Commtouch" or the Company") was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide email defense solutions to OEM licensees and enterprises. During 2005, 2006 and 2007, the Company's business was to develop and sell, through a variety of third party distribution channels, email defense solutions to various customers. The Company's email defense solutions are comprised of anti-spam, Zero-Hour anti-virus and GlobalView Mail Reputation solutions.

b.
During the second half of 2003, the Company launched its first anti-spam solution, and began generating revenues therefrom. During 2004, the Company launched its Zero Hour solution, and began recognizing revenues from this product. During 2005, the Company also began to recognize revenues from its patent licensing program. These revenues were not significant during 2006 and 2007. In late 2006, the Company launched its GlobalView Reputation Services.

c.
The Company expects that it will continue to be dependent upon third party distribution channels for a significant portion of its revenues, which are expected to be derived from sales of the Company's anti-spam, anti-virus solutions and reputation services. See Note 7c for Company's major customer.

d.	Subsequent to balance sheet date, the Company consummated a 3:1 revenue stock split of the Company's share capital, see Note 5a.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

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

A majority of the revenues of the Company and its subsidiary is generated in United States dollars ("dollars"). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiary operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company's affiliate, Imatrix Inc. ("Imatrix"), are reported using the equity method of accounting for the year ended December 31, 2007. Imatrix's functional currency is not the dollar. The results have been translated into dollars in accordance with SFAS No. 52. The resulting aggregate translation adjustments are reported as foreign currency translation adjustment under accumulated other comprehensive income (loss) in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company balances and transactions have been eliminated upon consolidation.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less when purchased.

e.	Marketable securities:

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"("SFAS No. 115"), the Company has classified its marketable securities as available-for-sale. The marketable securities that are held for the short-term and available for immediate sale are stated at quoted market prices at balance sheet date. The Company's marketable securities consist of highly-rated auction rate (AAA) securities ("ARS") which are federal backed student loan securities. These ARS may be liquidated at par value on the rate reset date, which is generally 30 days. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. The effective maturity may differ from the contractual maturities, due to the periodical auction mechanism. Subsequent to balance sheet date, commencing February 2008, the ARS (comprised of five securities) suffered from failed auctions. Since the failed auctions only commenced in February 2008, there is no effect on such securities as of December 31, 2007.

f.	Investment in affiliate:

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, in which the Company can exercise significant influence over operating and financial policy of the affiliate. For the year ended December 31, 2007, 2006 and 2005, the investment in an affiliated company (Imatrix) is accounted for under the equity method in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock". Profits on inter-company sales not realized outside the group were eliminated.

As of December 31, 2007, the Company lacks the ability to exercise significant influence over operating and financial policies of Imatrix and, accordingly, the investment is accounted for on a cost basis.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of the investment in Imatrix as of December 31, 2006 and 2007 is zero. During the year 2006, the Company recognized losses in respect of Imatrix up to the carrying amount of its investment as of December 31, 2006.

In November 2007, the Company made a $ 750 cash investment in Mirapoint Inc. ("Mirapoint"), a secure messaging vendor and an OEM licensee. The investment (8%) in an affiliated company is accounted for under the cost method since the Company cannot exercise significant influence over the operating and financial policies of Mirapoint.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2007, no impairment losses have been identified.

g.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33.33
Office furniture and equipment	7 - 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the assets

h.	Impairment of long-lived assets:

The Company and its subsidiary's long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses were recorded in 2005 through 2007.

i.	Revenue recognition:

The company derives revenues from Anti-Spam, Zero-Hour™ Virus Outbreak Protection and GlobalView Mail Reputation Services. The service component of the Company's solutions is considered essential to the functionality of the software components. Furthermore, the software components can not be effectively used on a standalone basis, or with a third party's service. The customer has no ability to effectively run the software or the Software Development Kit ("SDK") on its own hardware. As the software portion of the product can not effectively stand on its own, the Company considers each sale as a service arrangement.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Therefore, revenues from such services are recognized over the service term, which generally includes a term period of one year to three years.

Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition", when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collectibility is probable.

j.	Research and development costs:

Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

k.	Concentrations of credit risk:

SFAS No. 105, "Disclosure of Information About Financial Instruments with off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk" requires disclosure of any significant off balance sheet and credit risk concentrations. The Company and its subsidiary have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, marketable securities and cash and cash equivalents. The majority of the Company's cash and cash equivalents are invested in dollars and dollar linked investments and are deposited in major banks in the United States and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Marketable securities of the Company represent short-term municipal auction rate securities which are purchased at Par (100) and are valued at Par (100) as at December 31, 2007. They are all invested in triple A rating securities. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection. The allowance for doubtful accounts was zero as at December 31, 2006 and 2007. Bad debt expense (recovery) for the years ended December 31, 2005, 2006 and 2007 was $ (6), $ 0 and $ 0, respectively.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

At December 31, 2007, the Company has three active stock-based employee compensation plans, which are described more fully in Note 5. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"), and related interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation". During all years up through December 31, 2005, the Company recognized stock-based compensation expenses in the amount of zero.

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

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's net loss for the year ended December 31, 2006, is $ 790 higher than if it had continued to account for share- based compensation under Opinion 25. Basic and diluted loss per share for the year ended December 31, 2006, is $ 0.03 higher than if the Company had continued to account for share-based compensation under Opinion 25.

The Company estimates the fair value of stock options granted using the Black-Scholes- option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based on the simplified method, which is the mid-point between the vesting date and the end of the option contractual term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company recognizes the related expenses over the vesting period using the straight line method.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2005, 2006 and 2007 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2005	2006	2007

Volatility	91%	70%	70%
Risk-free interest rate	4.18%	4.35%-4.85%	3.76%-4.94%
Dividend yield	0%	0%	0%
Expected life (years)	4	4.08	4.08

The following table illustrates the effect on 2005 net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans in all periods. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options' vesting periods.

Pro forma information under SFAS No. 123 is as follows:

December 31,
2005

Net loss as reported	$(4,441)

Add - stock-based employee compensation - intrinsic value	-
Deduct - stock-based employee compensation - fair value	(414)

Pro forma net loss	$(4,855)

Basic and diluted net loss per Ordinary share and equivalently participating shareholders - as reported	$(0.28)

Basic and diluted net loss per Ordinary share and equivalently participating shareholders - pro forma	$(0.30)

m.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share is presented in accordance with SFAS No. 128, "Earnings per Share", for all periods presented.

Basic net earnings (loss) per share has been computed using the weighted-average number of Ordinary shares outstanding during the year. Diluted net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary shares considered outstanding during the year.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In compliance with Emerging Issues Task Force ("EITF") 03-6, "Participating Securities and the Two-Class Method under FASB No. 128", the series of Preferred shares that was outstanding in 2005 did not participate in losses, and therefore was not included in the computation of net earning (loss) per share for that year.

In 2005 and 2006 all outstanding stock options and warrants have been excluded from the calculation of the diluted earnings (loss) per share because all such securities are anti-dilutive for all periods presented. In 2007, 363,133 weighted average number of shares related to options and warrants outstanding have been excluded from calculation of the diluted earnings per share since they would have an anti-dilutive effect.

n.	Severance pay:

The Company's liability for severance pay in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with severance pay fund's insurance policies and by an accrual. The value of those funds and policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years ended December 31, 2005, 2006 and 2007 was approximately $ 11, $ 8 and $ 11, respectively.

o.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short-term maturities of financial instruments.

p.	Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

q.	Recently issued accounting pronouncements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 141R will have an impact on its financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statements.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, "Share-Based Payment". SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with FASB Statement No. 123(R), "Share-Based Payment". Under the "simplified" method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the "simplified" method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the "simplified" method for "plain vanilla" awards in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We are currently assessing the potential impact that the adoption of SAB 110 could have on our financial statements.

NOTE 3:	PROPERTY AND EQUIPMENT, NET

	December 31
	2006	2007

Cost:
Computers and peripheral equipment	$1,877	$2,242
Office furniture and equipment	589	770
Motor vehicles	88	88
Leasehold improvements	1,137	1,150

	3,691	4,250
Less accumulated depreciation	(3,080)	(3,464)

Depreciated cost	$609	$786

Depreciation expense amounted to approximately $ 147, $ 209 and $ 397 in 2005, 2006 and 2007, respectively.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	COMMITMENTS AND CONTINGENCIES

Operating leases:

The Company leases its facility in Israel under an operating lease agreement expiring on November 30, 2008. In 2007, lease payments under this non-cancelable lease were $ 96.

The subsidiary leases its facility in the U.S. under an operating lease agreement expiring on February 28, 2009. In 2007, lease payments under this non-cancelable lease were $ 67.

Rent expense for 2005, 2006 and 2007 was approximately $ 199, $ 131 and $164, respectively.
Annual minimum future lease payments due under the above agreements (and motor vehicle leases), at the exchange rate in effect on December 31, 2007, are approximately as follows:

2008	$285
2009	114
2010	39

$438

NOTE 5:	SHAREHOLDERS' EQUITY

a.	General:

The Ordinary shares of the Company have been traded on the Nasdaq National Market and Nasdaq Capital Market (formerly The Nasdaq SmallCap Market), since July 1999 and 2002, respectively.

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared. Subsequent to balance sheet date, in January 2008, the Board of Directors and shareholders approved a 3:1 reverse stock split of the Company's share capital. As a result of this action, every three shares (including all authorized, issued and outstanding shares and all outstanding warrants and options to purchase shares) will be combined into one share of the same respective class of shares bearing a par value of NIS 0.15 each. All of the Company's authorized, issued and outstanding shares (including all outstanding warrants and options to purchase shares) as of December 31, 2007 and 2006, have been restated to reflect the effect of the reverse stock split.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS' EQUITY (Cont.)

b.	Warrants to investors:

As of December 31, 2007, the Company's outstanding warrants issued to various parties were as follows:

Issuance date	Warrants granted for Ordinary shares	Exercise price per share	Remaining warrants exercisable	Exercisable through

January 2003	1,884,072	$0.75 - $1.50	214,391	January 2008
July 2003	480,000	$0.50	30,000	August 2008
May 2004	969,971	$2.211	309,416	June 2009
October 2005 (i)	500,000	$1.95	458,333	October 2010
May 2006 (ii)	23,364	$ 3.21	23,364	May 2011

Total	3,857,407		1,035,504

(i)
Under the Securities Purchase Agreement dated October 2, 2005, the Company issued 2,000,000 Ordinary shares at $ 1.50 per share for gross proceeds of $ 3,000. The investors also received two sets of warrants, each representing an option to purchase up to 500,000 Ordinary shares, with one set exercisable within nine months at $ 1.50 per share and the other set exercisable within five years at $ 1.95 per share. The warrants exercisable at $ 1.50 per share were exercised by the end of 2006 and 500,000 warrants exercisable at $ 1.95 per share are exercisable through October 2010.

(ii)
In May 2006, the Company issued warrants to purchase 23,364 of the Company's Ordinary shares at a price of $ 3.21 per share to one investor as part of a private placement, in which the Company issued 31,153 Ordinary shares for a total consideration of $ 100. The warrants will expire in May 2011.

c.	Preferred share issuance:

On October 31, 2004, the Company entered into a Securities Purchase Agreement ("SPA") for the sale of Series A Preferred shares to investors of the Company identified in the schedule of buyers to the SPA. The transaction closed on December 9, 2004. Under the transaction:

1.
The Company issued 2,126,667 Series A Preferred shares to new and existing investors, including three of its directors at that time, for an aggregate purchase price of $ 3,190. The purchase price per share paid in the transaction was $ 1.50.

2.
The Series A Preferred shares were convertible into the Company's Ordinary shares, and enjoyed certain preferences and other rights relating to liquidation and business combinations, as described in the Company's Amended and Restated Articles of Association.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS' EQUITY (Cont.)

In accordance with the terms of the SPA, the Redemption, Amendment and Exchange Agreement ("RAE") and the requirements of EITF 98-05 and EITF 00-27, a beneficial conversion feature for the Series A Preferred shares granted under the October 2004 agreements was valued at approximately $ 1,900, and was amortized over a nine month period as deemed dividends.

A non-cash amortization of beneficial conversion feature, relating to the Series A Preferred share was recorded in the amounts of $ 141 and $ 1,751 in 2004 and 2005, respectively.

During 2005, 650,000 Series A Preferred shares were converted into 1,133,333 Ordinary shares.

During the quarter ended March 31, 2006, 500,000 Series A Preferred shares were converted into 1,000,000 Ordinary shares. By early May 2006, 100,000 Series A Preferred Shares were converted into 200,000 Ordinary shares triggering a provision in the Company's Amended and Restated Articles of Association causing the conversion of the remaining outstanding 1,176,667 Series A Preferred shares into 2,353,333 Ordinary shares. This provision required the automatic conversion of all outstanding Preferred shares following conversions exceeding 50% of the originally issued Preferred shares. As a result, the Company no longer has a Preferred class of securities outstanding.

d.	Employee stock options:

In 1996, the Company adopted the 1996 CI Stock Option Plan for granting options to its U.S. employees and consultants to purchase Ordinary shares of the Company. Until 1999, the Company issued options to purchase Ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2001 and 2003 and renamed the Amended Israeli share option plan). As of December 31, 2007, an aggregate of 789,049 Ordinary shares of the Company are still available for future grant to employees and directors.

Options granted under such plans and agreements up to September 2005, expire generally after 10 years from the date of grant, with grants from September 2005 having six-year terms from the date of grant. Options cease vesting upon termination of the optionee's employment or other relationship with the Company. The options generally vest over a period of four years. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the option term become available for future grant.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's employees share option activity under the plans is as follows:

	Number of shares			Weighted average exercise price
	2005	2006	2007	2005	2006	2007

Outstanding at the beginning of the year	2,134,645	2,626,956	3,063,413	$0.90	$1.29	$1.80
Granted	759,167	810,833	626,135	$2.43	$3.15	$5.97
Exercised	(73,397)	(260,117)	(345,713)	$1.14	$0.67	$0.97
Forfeited	(193,459)	(114,259)	(60,668)	$1.71	$1.96	$3.38

Outstanding at the end of the year	2,626,956	3,063,413	3,283,167	$1.29	$1.80	$2.65

Exercisable options at the end of the year	1,285,636	1,515,131	1,736,229	$0.69	$0.96	$1.42

Options vested and expected to vest at the end of the year		2,939,411	3,163,369		$1.77	$2.61

Weighted average fair value of options granted during the year				$1.59	$1.44	$3.17

The aggregate intrinsic value of the Company's options is the difference between the fair value of the Company's Ordinary shares and the exercise price, times the number of options. The total intrinsic value of options outstanding at December 31, 2006 and 2007 was $ 5,538 and $11,345, respectively. The total intrinsic value of exercisable options at the end of 2006 and 2007 was approximately $ 4,018 and $8,048, respectively. The total intrinsic value of options vested and expected to vest at December 31, 2006 and 2007 was approximately $ 5,389 and $ 11,071, respectively. The total intrinsic value of options exercised during the year ended December 31, 2006 and 2007 was approximately $ 699 and $ 2,223, respectively.

As of December 31, 2007 the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $3,520 which is expected to be recognized over a period of up to four years.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2007, have been separated into ranges of exercise price, as follows:

Exercise price per share	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Options exercisable as of December 31, 2007	Weighted average exercise price per share of exercisable options

$0.03-$0.27	132,620	3.67	$0.05	132,620	$0.05
$0.33-$0.60	500,000	4.66	$0.35	500,000	$0.35
$0.81-$0.84	38,667	3.85	$0.82	38,667	$0.82
$0.93-$1.89	721,458	5.94	$1.24	514,542	$1.19
$2.31-$2.91	268,167	4.65	$2.61	190,326	$2.53
$3.12-$4.35	1,073,455	4.61	$3.24	360,074	$3.25
$4.35-$6.60	548,800	5.84	$6.24	-	-

$ 0.03-$6.60	3,283,167	4.99	$2.65	1,736,229	$1.42

f.	Non-employee directors stock option plan:

In 1999, the Company adopted the 1999 Non-Employee Directors Stock Option Plan, which has since been amended. The original allotment of shares to this plan was 60,000 Ordinary shares and was increased in several tranches to 1,263,333. On December 15, 2006, the Company combined the remaining pool of options in the employee stock option plans' reserve with the amount of options remaining in the Non-Employee Directors Stock Option Plan reserve.

Since the annual meeting of shareholders in 2003, new directors joining the Board are entitled to an option grant of 50,000 Ordinary shares.

Each option granted under the Non-Employee Directors Stock Option Plan becomes exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary shares on the grant date of such option. Until September 2005, each option granted had a maximum term of ten years, but since September 2005, the term of granted options is six years. Options will terminate earlier if the optionee ceases to be a member of the Board of Directors.

During 2006 and 2007, the Company granted 83,333 and 83,333 options, respectively, to non-employee directors at a weighted average exercise price of $ 3.12 and $6.60 per share respectively. As of December 31, 2006 and 2007, 448,090 and 369,895 options were vested and unexercised and 706,944 and 610,000 were outstanding under the Non-Employee Directors Stock Option Plan, respectively.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS' EQUITY (Cont.)

f.	Options to non-employees:

Issuance date	Options granted for Ordinary Shares	Exercise price per share	Remaining options exercisable	Exercisable through

June 2004 (i)	196,667	$1.77	-	March 2007
May 2006 (ii)	66,667	$$3.21-$5.73	20,833	May 2012

Total	263,334		20,833

(i)
In June 2004, 493,333 options were granted to the then Executive Chairman of the Board, with a four year vesting schedule. In August 2005, the Executive Chairman of the Board and the Company agreed to modify the number of options granted from 493,333 options to 246,667 options. The Company has accounted for this grant under the fair value method of SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"). The fair value for these options was estimated using a Black-Scholes option-pricing model. Following the modification, the compensation expense for 2005, 2006 and 2007 amounted to $ 92, $ 131 and $ 0, respectively. On December 15, 2006, the term of the Executive Chairman of the Board expired. In 2007, all 149,028 remaining options as of December 31, 2006 were exercised.

(ii)
As consideration for consulting services, on May 7, 2006 the Company issued 50,000 options to a service provider to purchase the Company's Ordinary shares at a price of $ 3.21 per option. On May 5, 2007, the Company issued additional 16,667 options to the service provider to purchase the Company's Ordinary shares at a price of $ 5.73 per option. The options shall vest and become exercisable at a rate of 1/16 of the options every three months. The Company has accounted for this grant under the fair value method of EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model. Compensation expense for 2006 and 2007 amounted to $ 24 and $ 70, respectively.

h.	Total stock-based compensation expenses recognized in 2006 and 2007:

The total stock-based compensation expense related to all of the Company's equity-based awards, recognized for the year ended December 31, 2006 and 2007, was comprised as follows:

	Year ended December 31,
	2006	2007

Cost of revenues	$15	$31
Research and development	196	246
Selling and marketing	96	194
General and administrative	638	612

	$945	$1,083

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	INCOME TAXES

a.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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
Subsequent to balance sheet date, in February 2008, the inflation adjustment law was cancelled.

c.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company may currently qualify as an "industrial company" within the definition of the Law for the Encouragement of Industry (Taxation), as such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

d.	Net operating loss carryforwards:

As of December 31, 2007, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 71,000 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2007, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $ 91,000. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2009 through 2025. In light of the subsidiary's history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INCOME TAXES (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of net operating loss carryforwards between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The Company's deferred tax assets resulting from tax loss carryforwards are as follows:

	December 31,
	2005	2006	2007
Deferred tax assets are as follows:

Operating loss carry-forwards	$47,002	$50,098	$51,520
Non-deductible expenses and other temporary differences	952	890	1,016

Deferred tax asset before valuation allowance	47,954	50,988	52,536
Valuation allowance	(47,954)	(50,988)	(52,536)

Net deferred tax asset	$-	$-	$-

f.	The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in a change to the Company's accumulated deficit.

Income (loss) before taxes on income consists of the following:

	Year December 31,
	2005	2006	2007

Israel	$(2,668)	$(393)	$1,080
U.S.	(22)	203	1,057

	$(2,690)	$(190)	$2,137

The Company is required to calculate and account for income taxes in each jurisdiction in which the Company or its subsidiary operate. Significant judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INCOME TAXES (Cont.)

g.	Taxes on income are comprised of the following:

	Year December 31,
	2005	2006	2007
Domestic	-	-	-
Foreign	-	-	$28	*)
	-	-	28
*) Current

h.
The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating loss carry forward due to the uncertainty of the realization of such tax benefits.

i.	Tax assessments:

The Company has closed tax assessments in Israel until 2002. As a result of the closure of these tax assessments, the Company amended the tax return in Israel for tax year 2003, and reduced its net operating losses carryforwards for the respective years as reflected in f above.

NOTE 7:	GEOGRAPHIC INFORMATION

The Company conducts its business on the basis of one reportable segment. The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".

a.	Revenues from external customers:

	Year ended December 31,
	2005	2006	2007

Israel	$365	$344	$742
North America	2,737	4,525	6,424
Europe	687	1,715	2,735
Asia	136	493	1,038
Other	-	157	311

	$3,925	$7,234	$11,250

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 7:	GEOGRAPHIC INFORMATION (Cont.)

b.	The Company's net amount of long-lived assets are as follows:

	December 31
	2006	2007

Israel	$200	$179
U.S.A.	409	607

	$609	$786

c.	Revenues from principal customer:

	Year ended December 31,
	2005	2006	2007
	%

Customer A	9	14	9

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
Ron Ela
Chief Financial Officer
March 31, 2008

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 14, 2007.

2.1	Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)

2.1.1	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of December 29, 1999.(3)

2.1.2	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of March 10, 2000.(4)

2.2	Ordinary Shares and Warrants Purchase Agreement dated as of February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A Thereto. (13)

2.3	Ordinary Shares and Warrants Purchase Agreement dated July 10, 2003, inclusive of Exhibits “A” and “B” thereto, between Commtouch Software Ltd. and certain investors thereunder.(9)

2.4	Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits “A” and “B” thereto, between Commtouch Software Ltd. and certain investors thereunder.(10)

2.5	Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, inclusive of Exhibits “A” and “B” thereto, between Commtouch Software Ltd. and certain investors thereunder.(11)

2.6	Exhibit “D” to Securities Purchase Agreement dated May 18, 2004 between Commtouch Software Ltd. and certain investors thereunder - Form of Registration Rights Agreement.(14)

2.7	Exhibit “A” to Securities Purchase Agreement dated May 18, 2004 between Commtouch Software Ltd. and certain investors thereunder - Form of Initial Warrants.(15)

2.8	Exhibit “A” to Securities Purchase Agreement dated October 31, 2004 between Commtouch Software Ltd. and certain investors thereunder - Form of Registration Rights Agreement.(16)

2.9	Redemption, Amendment and Exchange Agreement dated October 31, 2004 between Commtouch Software Ltd. and certain investors thereunder.(17)

2.10	Exhibit “B” to Securities Purchase Agreement dated October 2, 2005 between Commtouch Software Ltd. and certain investors thereunder - Form of Series 2 Warrant.(18)

2.11	Exhibit “C” to Securities Purchase Agreement dated October 2, 2005 between Commtouch Software Ltd. and certain investors thereunder - Form of Registration Rights Agreement.(19)

2.12	Addendum 1 to Registration Rights Agreement, dated October 6, 2005 between Commtouch Software Ltd. and certain investors thereunder.(20)

4.1	Commtouch Software Ltd. Amended and Restated 1996 CSI Stock Option Plan.(5)

4.2	Commtouch Software Ltd. 2006 U.S. Stock Option Plan.(6)

4.3	Amended and Restated 1999 Section 3(i) Share Option Plan.(12)

4.4	Amended and Restated Commtouch Software Ltd. 1999 Non-Employee Directors Stock Option Plan.(7)

4.5	Commtouch Software Ltd. Amended and Restated Israeli Share Option Plan [fka 1999 Section 3(i) Share Option Plan].(8)

4.6	Summary of Director Compensation.

8	List of Subsidiaries of the Company.

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent auditors.

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.

(2)	Reserved.

(3)	Incorporated by reference to exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773.

(4)	Incorporated by reference to exhibits in Amendment No. 2 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773, filed March 28, 2000.

(5)	Incorporated by reference to Exhibit 99.2 to Registration Statement on Form S-8 No. 333-141177.

(6)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S-8 No. 333-141177.

(7)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 No. 333-141177.

(8)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S-8 No. 333-141177.

(9)	Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of July 2003, filed July 28, 2003.

(10)	Incorporated by reference to Exhibit 2 to Report on Form 6-K for the month of August 2003, filed August 15, 2003.

(11)	Incorporated by reference to Exhibit 3 to Report on Form 6-K for the month of August 2003, filed August 15, 2003.

(12)	Incorporated by reference to Exhibit 5 to Schedule TO, filed July 20, 2001.

(13)	Incorporated by reference to Exhibit 2.8 to Annual Report on Form 20-F for the year ended December 31, 2001.

(14)	Incorporated by reference to Exhibit 99.2 to Report on Form 6-K for the month of May 2004, filed May 19, 2004.

(15)	Incorporated by reference to Exhibit 99.3 to Report on Form 6-K for the month of May 2004, filed May 19, 2004.

(16)	Incorporated by reference to Exhibit 99.4 to Report on Form 6-K for the month of November 2004, filed November 5, 2004.

(17)	Incorporated by reference to Exhibit 99.5 to Report on Form 6-K for the month of November 2004, filed November 5, 2004.

(18)	Incorporated by reference to Exhibit 99.6 to Report on Form 6-K for the month of October 2005, filed October 11, 2005.

(19)	Incorporated by reference to Exhibit 99.3 to Report on Form 6-K for the month of October 2005, filed October 11, 2005.

(20)	Incorporated by reference to Exhibit 99.4 to Report on Form 6-K for the month of October 2005, filed October 11, 2005.