Form 20-F
period 2008-12-31
COMMTOUCH SOFTWARE LTD
filed 2009-03-30
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ron Ela, CFO, Fax: 011-972-9-8636863. Same address as above.
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.15 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2008).

Ordinary Shares, par value NIS 0.15	25,206,659

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP☒	International Financial Reporting Standards as issued by the International Accounting Standards Board☐	Other☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “Commtouch,” “the Company,” “we,” “us” or “our” are to Commtouch Software Ltd. or its wholly–owned subsidiary, Commtouch Inc., as relating to consolidated financial information contained herein.

The selected consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(USD in thousands, except per share data)
Selected Data:
Revenues	$1,523	$3,925	$7,234	$11,250	$14,092
Operating profit (loss)	$(6,223)	$(2,656)	$(415)	$1,610	$1,931
Net income (loss) attributable to ordinary
and equivalently participating shareholders	$(7,193)	$(2,690)	$(190)	$2,109	$2,270
Basic net earnings (loss) per share	$(0.54)	$(0.28)	$(0.01)	$0.08	$0.09
Diluted net earnings (loss) per share	$(0.54)	$(0.28)	$(0.01)	$0.08	$0.08
Weighted average number of shares used in
computing basic net earnings (loss) per share	13,323	15,802	22,113	24,847	25,619
Weighted average number of shares used in
computing diluted net earnings (loss) per share	13,323	15,802	22,113	27,591	26,929
Total Assets	$5,479	$7,995	$11,999	$18,210	$20,709

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

Business Risks

If the market does not continue to respond favorably to our current advanced email defense solutions, including our anti-spam and anti-virus solutions and our new Uniform Resource Locator, or URL filtering solutions, or our future solutions do not gain acceptance, we will fail to generate sufficient revenues.

Our success depends on the continued acceptance and use of our advanced email defense solutions and initial interest in and acceptance of our URL filtering solutions by current and new enterprise, Original Equipment Manufacturer or “OEM”, and Internet Service Provider, or ISP customers and technology licensees. We have been selling our anti-spam products for over five years, our Zero-Hour™ virus outbreak detection product for approximately four years, our IP reputation service (our latest version being known as GlobalView™ Mail Reputation) for less than three years and our URL filtering solutions for less than six months.

As the markets for email defense and web security products continue to mature and the global economy remains in a recessionary mode, we are seeing increasing competitive pressures and demands for even higher quality products at lower prices.   This increasing demand comes at a time when email and web-based threats are more varied and intensive, challenging even the top end solutions to keep their performance at an industry acceptable high level of accuracy. If our solutions do not continue to evolve to meet market demand, or newer products on the market prove more effective, our business could fail.  Also, if growth in the markets for email and web-based defense solutions begins to slow, our business will suffer dramatically.

Continuing unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition

The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the economies in any part of the world continue to be weak or weaken further, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our products or services and longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our OEM partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States or other key markets do not improve, or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

Tighter governmental enforcement of regulations could decrease the distribution of unsolicited bulk (spam) email and malicious software and decrease demand for our solutions, or increase our cost of doing business.

On December 16, 2003, President Bush signed into law the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM Act), which established a framework of administrative, civil, and criminal tools to combat spam. The law establishes both civil and criminal prohibitions to assist in deterring the most offensive forms of spam, including unmarked sexually-oriented messages and emails containing fraudulent headers. Under the law, senders of email are required to honor a request by a consumer not to receive any further unsolicited messages. While past high profile prosecutions of direct marketers seemingly have not had much of a deterrent effect on marketers of unsolicited email, it is not known whether or not future enforcement actions will prove effective.

In addition, various state legislatures have enacted laws aimed at regulating the distribution of unsolicited email.

These and similar legal measures may have the effect of reducing the amount of unsolicited email and malicious software that is distributed and hence diminish the need for our email defense solutions. Any such developments would have an adverse impact on our revenues.

We depend upon OEM partners and resellers and we have a limited concentration of products.

We expect to continue to be dependent upon resellers and OEM partners for a significant portion of our revenues, which will be derived from sales of our email defense and URL filtering solutions. Our operating results and financial condition may be materially adversely affected if:

•	Our limited product suite fails to remain attractive to current or prospective distributors;

•	Anticipated orders or royalty payments from these resellers and OEM partners fail to materialize;

•	We are unable to locate and or sign additional OEM partners (given the limited pool of available candidates for our technology); or

•	Some of the key resellers or OEM partners cease the promotion of our business or begin to promote additional solutions in a layered approach to email defense and URL filtering management.

•	Some of our key OEM partners’ businesses fail as a result of a deepening global economic crisis.

Our quarterly operating results may fluctuate, which could adversely affect the value of your investment.

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

•	Our ability to successfully develop and market our email defense and URL filtering solutions to new markets, both domestic and international;

•	Our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;

•	The continued market acceptance of our email defense solutions and initial acceptance of our URL filtering solutions;

•	Our ability to expand our workforce with qualified personnel, as may be needed;

•	Unanticipated bugs or other problems affecting the delivery of our solutions to customers;

•	The success of our resellers’ and OEM partners’ sales efforts to potential customers;

•	The solvency of our resellers and OEM partners and their ability to allocate sufficient resources towards the marketing of our solutions to their potential customers;

•	Our OEM partners’ ability to effectively integrate our solutions into their product offerings;

•	The rate of adoption of our solutions, especially our new URL filtering solutions, by customers;

•	The substantial decrease in information technology spending;

•	The pricing of our solutions;

•	Our ability to timely collect fees owed by resellers and OEM partners;

•	A continuing deepening of the global slowdown;

•
Sudden, dramatic fluctuations in exchange rates of currencies covering the royalties we collect from our foreign customers versus the currencies utilized in our business (namely, the New Israeli Shekel, U.S. Dollar and EURO);

•
Our ability to add cost-effective space and equipment to our current detection centers in a timely and effective manner to match the rate of growth in our business, plus our ability to build new, cost-effective detection centers as worldwide demand for our products may require; and

•	The effectiveness of our customer support, whether provided by our resellers and OEM partners, or directly by Commtouch.

Our products and services have changed many times since we commenced operations in 1991.  For example, in late 2006, we announced the availability of our IP reputation service, now known as GlobalView Mail Reputation and in late 2008; we released the initial version of our URL filtering solutions. The above described changes in business models required that we adjust our business processes and workforce, which caused fluctuations in our results from operations.

We have many established competitors who are offering a multitude of solutions to the problems of spam/virus distribution and web-related security threats.

The market for messaging security products remains intensely competitive. This has resulted in pricing pressures and lower operating margins,, which has been a cause in the slowing of our business’ rate of growth.

In the market for email defense solutions, there are fewer providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on the content of potential spam email) than in the past, and more sophisticated offerings that compete with our solutions. Email defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include Symantec (Brightmail), TrendMicro, McAfee (including the recently acquired Secure Computing) and Cisco (IronPort).  Email defense providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Mail-Filters.  As this market continues to develop, it is likely that companies with greater resources than ours will attempt to either enter or increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this are the acquisitions of IronPort by Cisco, Secure Computing by McAfee, CipherTrust by Secure Computing, Brightmail by Symantec Corp. and Microsoft of both Frontbridge Technologies and Sybari Software.

In the market for web security solutions, there are fewer providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on “Black & White” lists) than in the past, and more advanced offerings that compete with our URL filtering solutions. Web security defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include McAfee (Secure Computing), WebSense, IBM (ISS) and  Cisco (Fastdata).  Web defense providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include BrightCloud, RuleSpace and Puresight.  As this market continues to develop, it is likely that companies with greater resources than ours will attempt to either enter or increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this are the acquisitions of Fastdata by Cisco, SurfControl by WebSense and Secure Computing by McAfee.

Also, there are companies that develop and maintain in-house email defense and web security solutions, such as Google and Yahoo. These and other companies could potentially leverage their existing capabilities and relationships to enter the email and/or web defense industries.

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

The complexity of the underlying technological base of email defense and URL filtering solutions, and the current landscape of the markets, require highly trained sales and business development personnel to educate prospective resellers, OEM partners and customers regarding the use and benefits of our solutions. It may take time for our current and future employees, OEM partners and resellers to learn how to most effectively market our solutions. As a result, our sales and business development personnel may not be able to compete successfully against larger, more heavily financed and more experienced sales and business development departments of our competitors.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer, and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. The loss of our software developers or senior operations personnel may also adversely affect the continued development and support of our email defense and URL filtering solutions, thereby causing our operating results to suffer and the value of your investment to decline.

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

As of December 31, 2008, we had sales offices in Israel and the United States. We also are marketing our email defense and URL filtering solutions in international markets by utilizing appropriate distribution channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

•	Differing technology standards;

•	Inability of distribution channels to successfully market our solutions;

•	Export restrictions;

•	Difficulties in collecting accounts receivable and longer collection periods;

•	Unexpected changes in regulatory requirements;

•	Political and economic instability;

•	Potentially adverse tax consequences;

•	The adoption of new legislation-backed penalties, which may discourage the distribution of unsolicited email messages and web security threats; and

•	Limited enforcement mechanisms for protecting intellectual property rights.

Any of these factors could adversely affect the Company’s prospective international sales and, consequently, business and operating results.

Technology Risks

We have recently entered a new market with our URL filtering solutions, and may not fully appreciate the needs of customers and risks inherent in this new market

Historically, Commtouch has focused its products solely on email based solutions.  The recent move into the web defense industry represents our first effort at expansion into a totally new market.  While we have expended resources in educating ourselves about this new market, nevertheless we cannot be 100% certain that we have anticipated all possible issues that might arise with our “in the cloud” technology infrastructure and trends affecting web-based threats.  Should unanticipated issues arise, sales of our URL filtering solutions likely will slow and our business will suffer.

We may not have the resources or skills required to adapt to the changing technological requirements and shifting preferences of our customers and their users.

Both the email defense and URL filtering industries are characterized by difficult technological challenges, sophisticated distributors of email and web threats, multiple-variant viruses, unique phishing scams and constantly evolving malevolent software distribution practices and targets that could render our solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing email defense and URL filtering solutions and to develop new solutions, functions and technology that address the potential needs of prospective and current customers and their users. The development of proprietary technology and necessary enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt to OEM, customer or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition, and may not be able to do so.

Our solutions may be adversely affected by defects or denial of service attacks, which could cause our OEM partners, customers or end users to stop using our solutions.

Our email defense and URL filtering solutions are based in part upon new and complex software and highly advanced computer systems. Complex software and computer systems can contain defects, particularly when first introduced or when new versions are released, and are possible targets for denial of service attacks instigated by “hackers”. Although we conduct extensive testing and implement Internet security processes, we may not discover defects to or vulnerabilities in our software or systems that affect our new or current solutions or enhancements until after they are delivered. Although we have not experienced any material defects or vulnerabilities to date in our email defense and URL filtering offerings, it is possible that, despite testing by us, defects or vulnerabilities may exist in the solutions we provide. These defects or vulnerabilities could cause or lead to interruptions for customers of our solutions, resulting in damage to our reputation, legal risks, loss of revenue, delays in market acceptance and diversion of our development resources, any of which could cause our business to suffer.

Our solutions may be adversely affected if we are not able to receive a sufficient sampling of internet traffic or deliver our services to customers.

Our email defense and URL filtering solutions are dependent, in part, on the ability of our Detection Centers to analyze, in an automated fashion, live feeds of internet and web related traffic received through our services to customers and other contractual arrangements.  If we were to suffer an unanticipated, substantial decrease in such traffic or our Detection Centers become unavailable for any significant period, the effectiveness of our technologies would drop, and our product offerings would become less attractive.

Investment Risks

If we will be in need of additional capital, we may not be able to secure additional funds on acceptable terms, or at all, and the Company could fail.

We have invested heavily in technology development. We expect to continue to spend financial and other resources on developing and introducing new offerings and maintaining our corporate organizations and strategic relationships. We also expect to invest resources in research and development projects to further enhance our URL categorization and blocking, anti-spam and anti-virus solutions.

Notwithstanding the Company’s current, solid financial condition, should additional funding become necessary we may be unable to secure capital on acceptable terms, or at all, due to, among other things, difficulties in the capital and credit markets.  In such case, the Company could fail. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. Even if available on acceptable terms, any such additional funding may result in significant dilution to existing shareholders.

If we cannot continue to satisfy NASDAQ’s maintenance requirements, it may delist our Ordinary Shares and we may not have an active public market for our Ordinary Shares. The absence of an active trading market would likely make our Ordinary Shares an illiquid investment.

Our Ordinary Shares are quoted on The NASDAQ Capital Market. To continue to be listed, among other requirements, we are required a) to maintain shareholders’ equity of at least $2,500,000, or market value of our outstanding shares (excluding shares held by Company insiders and principal shareholders) of at least $35,000,000, or we must have realized at least $500,000 in net income from continuing operations in our last fiscal year or in two of our last three fiscal years and b) we must maintain a minimum bid price per Ordinary Share of $1.00.  Up through 2006, the Company did not meet the applicable listing requirements on several occasions. The Company believes it has solidified its position on The NASDAQ Capital Market.

NASDAQ, in response to the global economic downturn of 2008, suspended its minimum bid requirement temporarily. If that suspension is lifted and/or the Company fails to meet other listing standards due to the significant deterioration of the Company’s business or stock price, we may be at risk for a delisting by NASDAQ from the Capital Market.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of the voting power in the Company (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 33.5% of our outstanding Ordinary Shares as of December 31, 2008. Included in the calculation of voting power are warrants and options exercisable by the affiliated entities within 60 days thereof (some of which are underwater as of December 31, 2008). If they vote together (especially if they were to convert all beneficial holdings into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

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

Although the company is currently engaged in a stock buyback plan, any future sale, or availability for sale, of large quantities of our Ordinary Shares may have the effect of depressing our stock’s market price. We continue to maintain various registration statements which cover the resale of shares issued and shares to be issued on the exercise of warrants issued under certain private placements. In particular, the additional Ordinary Shares to be issued if and when outstanding warrants to purchase 791,113 Ordinary Shares (as of December 31, 2008) are exercised will dilute existing shareholders of Ordinary Shares.

If we fail to honor registration rights for past private placements, we will be subject to payment of liquidated damages.

According to registration rights agreements with the selling security holders listed under registration statements on Form F-3 filed by us with the SEC between 2004 and 2006, should we fail to maintain the effectiveness of those registration statements for the periods stated in the respective agreements, we risk having imposed on us liquidated damages as defined in those agreements. For example, one of the agreements provides for liquidated damages of up to one million additional unregistered Series A Preferred Shares (which, given a conversion ratio of one for two and the reverse split effective January 2, 2008, now equals 666,667 unregistered Ordinary Shares).   These liquidated damages would dilute the value of Ordinary Shares held by other shareholders.

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

During 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed in the United States two anti-spam related patent applications, claiming priority for prior periods based on filings of U.S. Provisional Patent Applications, and one virus outbreak detection related patent application.  [In early 2009, we abandoned one of the two anti-spam patent applications filed during 2005, as well as the virus outbreak detection patent application]. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related).  During 2008, we filed a U.S. Provisional Patent Application for anti-malware data center aggregate, the subject of which remains unpublished and thus confidential. We may seek to patent certain additional software or other technology in the future. Any such patent applications might not result in patents issued within the scope of the claims we seek, or at all.

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

We cannot be certain that our email defense and URL filtering solutions’ software does not infringe issued patents. In addition, because patent applications in the United States are not publicly disclosed until eighteen months after the application is filed, applications previously may have been filed which relate to our solutions.  Therefore, other parties, whether in the United States or elsewhere, may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of copyrights, trademarks and other intellectual property rights of third parties by ourselves and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.  We may not have the proper resources in order to adequately defend against such claims.

Risks Relating to Operations in Israel

We have important facilities and resources located in Israel, which has historically experienced military and political unrest.

We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although the majority of our past sales were made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  Since October 2000, terrorist violence in Israel has increased significantly.  Recently, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel's border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel.   There were also extensive hostilities along Israel's northern border with Lebanon in the summer of 2006. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

In addition, Israel and some companies doing business with Israel have been the subject of an economic boycott by Arab countries and their close allies since Israel’s establishment. These restrictive laws and policies may have an adverse impact on our operating results, financial condition and expansion of our business.

Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

Certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency, such as in connection with recent hostilities along Israel's border with the Gaza Strip. Although Commtouch has operated effectively under these requirements since its inception, we cannot predict the effect of these obligations on Commtouch in the future. Our operations could be disrupted by the absence for a significant period of one or more of our officers or key employees due to military service. Any disruption in our operations would harm our business.

Because a substantial portion of our revenues historically have been generated in U.S. dollars the EURO, and a portion of our expenses have been incurred in New Israeli Shekels, our results of operations may be adversely affected by currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and Euro, and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels, or NIS. We anticipate that a significant portion of our expenses will continue to be denominated in Israeli shekels.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS and the Euro.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected, as occurred during portions of 2006 - 2008, when the NIS and the Euro appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operational expenses and revenues. We cannot predict the trend for future years. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. To date, we have not engaged in hedging transactions.  In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects if inflation in Israel accelerates.

The government programs and benefits which we previously received require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the OCS, for the financing of a significant portion of our research and development expenditures in Israel. These grants totaled $0.6 million.  In 2001, we received $0.6 million and in 2002 we received $0.2 million. We did not submit an application for funding during the period 2004 - 2008.  We have not received OCS funding in recent years, but we may apply for additional grants in the future.  The OCS budget has been subject to reductions which may affect the availability of funds for possible future grants. Therefore, we cannot be certain that we will be able to receive future grants in similar amounts, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants.

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

We are organized under the laws of Israel, and we maintain significant operations in Israel. In addition, the majority of our directors and executive officers are not residents of the United States and most of their assets and our assets are located outside the United States.  Service of process upon our non-U.S. resident directors or executive officers and enforcement of judgments obtained in the United States against us and our directors and executive officers may be difficult to obtain within the United States.  It may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  Furthermore, there is little binding case law in Israel addressing these matters.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

Among other things, we may follow home country practice with regard to composition of the board of directors and quorum at shareholders' meetings.  In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

Item 4. Information on the Company.

Overview

The legal name of the Company is Commtouch Software Ltd., and its principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, P.O.Box 8511, Netanya 42504, Israel, where our telephone number is 011–972–9–863–6888. The Company was incorporated under the laws of the State of Israel on February 5, 1991 and its legal form is a company limited by shares. Its Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection at that office. The Company’s wholly owned subsidiary, Commtouch Inc., is located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089, where our telephone number is (650) 864–2000.

We are a provider of email defense and URL filtering solutions to enterprise customers and OEM distribution partners, including real-time anti-spam, Zero-Hour virus outbreak detection and Global View Mail Reputation services, as well as a URL Filtering service and Zero-Hour Web Security Engine solution. The Company offers its solutions to small, medium and large enterprises through a variety of third party distribution channels. The solutions are also available for integration with security, content filtering, anti-virus and other filtering solutions through alliances and strategic technology partnerships.  At the core of Commtouch’s email defense offerings is Commtouch’s proprietary Recurrent Pattern Detection (RPD)™ technology which, in general terms, analyzes messages associated with mass email outbreaks and directs the blocking of such emails, without the need to analyze individual messages.  At the core of Commtouch’s URL filtering solutions is its “in the cloud” infrastructure, which analyzes various feeds from worldwide sources pertaining to URLs, and provides a ranking of the URLs tailored to the needs of each customer.

Additional Detail on Commtouch Offerings

We offer a Software Development Kit or "SDK" comprised of multiple components, which is built on our proprietary Recurrent Pattern Detection™ technology; each different component enables third-party vendors to integrate a Company offering. Two components, known as ctasd and ctengine, represent alternative methods of enabling third-party vendors to integrate the Commtouch anti-spam solution into their existing offerings. Both ctengine and ctasd provide these manufacturers or service providers with full spam identification and spam classification services from the Commtouch Detection Centers (described below). The SDK communicates fully with a remote Detection Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side. These same two components also enable integration of the Company’s Zero-Hour™ virus outbreak protection. This solution provides customers with the ability to block malevolent software (or as known in the industry "malware"), including email borne viruses, in real time, at the moment the initial attack occurs. During the initial attack phase, traditional anti-virus vendors are typically analyzing messages to determine whether they are indeed infected with a virus. It is this critical lag in response time by traditional anti-virus vendors that the Zero-Hour solution has been developed to remedy.

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

We also offer an enterprise anti-spam and Zero-Hour virus outbreak detection solution, consisting of both a software element, or the “Enterprise Gateway”, and a service component, or a Commtouch “Detection Center”. At the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam and virus detection services from the Detection Center, all allowing for real-time reaction to worldwide attacks. At the heart of the solution, however, is the Detection Center, which detects new spam and virus attacks as soon as they are launched and distributed over the Internet. The Detection Center provides real-time spam and virus detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations worldwide. The Detection Center collects information from multiple sources about new attacks, analyzes the input using Commtouch patented technology, identifies and detects spam/viruses, classifies the data, matches its stored information against outstanding queries for spam/virus detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized resolution.

Lastly, during late 2008, the Company released its URL filtering services. These services analyze and categorize for customers of our OEM partners the source of URLs being accessed by such customers, mainly in order to prevent a) the possibility of malware attacks being propogated by malicious URLs, b) access to non-business related websites by employees and c) access by children to inappropriate websites.

Competitive Landscape

The markets in which Commtouch competes are intensely competitive and rapidly changing. However, we believe there is no single competitor that offers the complete package of anti–spam, anti-virus, IP reputation and web defense protections that Commtouch provides.

The principal competitive factors in our industry include price, product functionality, product integration, platform coverage and ability to scale, worldwide sales infrastructure and global technical support. Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute, possibly at a lower cost.  Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors, and to educate potential customers as to the benefits of using our products rather than developing their own products.

Commtouch’s GlobalView Mail Reputation Service competes in an evolving market. While the space remains relatively immature, there are some established vendors, including TrendMicro, that are offering reputation-based solutions. In some cases, while the product positioning may be new, the underlying solutions may be mature – for example, Spamhaus repositioning its RBL, or “Real-time Block List”, service as a commercial reputation service. In addition, there are several startups competing in this space, perhaps the most notable being Karmasphere.

In the market for email defense solutions, there are fewer providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on the content of potential spam email) than in the past, and more sophisticated offerings that compete with our solutions. Email defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include Symantec (Brightmail), TrendMicro, McAfee (including the recently acquired Secure Computing) and Cisco (IronPort).  Email defense providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Mail-Filters.

The market for real-time virus protection products is constantly evolving, as those promoting the proliferation of viruses continually seek new distribution techniques. Commtouch’s offering differs from traditional anti-virus solutions in that we are offering an additional, complementary solution to signature and heuristic-based anti-virus engines. For this reason, our Zero-Hour virus outbreak protection engine has been licensed by several anti-virus companies, including F-Secure and VirusBuster.  If virus distribution methods continue to migrate from email to other formats, there may be less of a demand for our Zero-Hour solution and more of a demand for a web security product, such as our URL filtering solutions.

In the market for web security solutions, there are fewer providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on “Black & White” lists) than in the past, and more advanced offerings that compete with our URL filtering solutions. Web security defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include McAfee (Secure Computing), WebSense, IBM (ISS) and  Cisco (Fastdata).  Web defense providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include BrightCloud, RuleSpace and Puresight.

We expect that the markets for email and web defense solutions will continue to become more consolidated, with companies having greater resources than ours increasing their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this in the email defense field are the acquisitions of IronPort by Cisco, CipherTrust by Secure Computing, Brightmail by Symantec Corp. and Microsoft of both Frontbridge and Sybari Software.  Some examples of this in the web defense field are the acquisitions of Fastdata by Cisco, SurfControl by WebSense and Secure Computing by McAfee.

See also disclosure under “Item 3. Key Information– RISK FACTORS—Business Risks—We have many established competitors who are offering a multitude of solutions to the problems of spam/virus distribution and web-related security threats.”

Sales and Marketing

We utilize third party distribution channels to sell our products.  Generally, our software is provided to OEM customers, who in turn integrate the software into their product offerings for sale of our services to their customers.  We are paid service fees under a variety of fee structures, including fixed fee and fee sharing arrangements.

Our enterprise anti-spam and Zero-Hour anti-virus solutions also are sold through resellers, who pay us pre-negotiated fees from each sale closed with a reseller’s customer.

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

Intellectual Property

We regard our patented and patent pending anti–spam and anti-virus technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. During 2004, we purchased a United States patent, Patent No. 6,330,590, which we believe to be an integral part of our patent strategy aimed at protecting our proprietary anti-spam technology.  During 2005, we filed in the United States two anti-spam related patent applications, claiming priority for prior periods based on filings of U.S. Provisional Patent Applications, and one virus outbreak detection related patent application.  [In early 2009, we abandoned one of the two anti-spam patent applications filed during 2005, as well as the virus outbreak detection patent application].  During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems (i.e. voice and video related email).  During 2008, we filed a U.S. Provisional Patent Application for anti-malware data center aggregate, the subject of which remains unpublished and thus confidential. We are only actively maintaining our registered trademark for "COMMTOUCH", which is registered in the U.S., Canada, Israel, European Union, China, Mexico, Norway, Taiwan, Russian Federation, South Korea and Australia. A previous registration of "PRONTO" in Canada is still in force, but we are not maintaining this registration and it will lapse. Since at least September 2003, we are have claimed trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our email defense solutions.  We have also been claiming trademark rights in Zero-Hour in relation to our virus outbreak detection product (and more recently one of our web security products) and GlobalView in relation to our IP reputation product.

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

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the United States federal government, i.e. CAN-SPAM Act, and some individual U.S. states, with the CAN-SPAM Act superseding some state laws or certain elements thereof.  See also disclosure under “Item 3. Key Information– RISK FACTORS—Business Risks— “Tighter governmental enforcement of regulations could decrease the distribution of unsolicited bulk (spam) email and malicious software and decrease demand for our solutions, or increase our cost of doing business.”  Despite this legislation, we have not seen abatement in the amount of spam traffic on the Internet; rather, a continuing increase in large numbers that is being distributed in more sophisticated ways.  The continuing growth and development of the spam market may prompt calls for even more stringent Internet user protection laws that would limit the ability of companies and individuals promoting or delivering spam online, and thus potentially negatively affect our business.

The propagation of email viruses, whether through email or web sites, which are aimed at destroying or stealing third party data, is illegal under standard state and federal law outlawing theft, misappropriation, conversion, etc., without the need for special legislation prohibiting such activities on the Internet.  Despite the existence of these laws, sources for Internet viruses continue to spread multi-variant viruses seemingly without much fear of recrimination.  New laws providing for more stringent penalties could be adopted in various jurisdictions, but it is unclear what, if any, affect these would have on the anti-virus industry in general and our Zero-Hour Virus Outbreak Detection and URL filtering solutions in particular.

Employees

As of December 31, 2008, 2007 and 2006, we had 69, 60 and 46 employees, respectively. None of our U.S. employees are covered by a collective bargaining agreement. As of December 31, 2008, our employees were categorized as follows:

LOCATION	General & Administrative	Sales & Marketing	Research & Development	Hosting (Operations)	TOTAL:
ISRAEL OFFICE	9	13	31	-	53
U.S. OFFICE	3	9	-	4	16

We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to Commtouch’s Israeli employees. These provisions principally concern the maximum length of the workday and workweek, minimum wages, contributions to a pension fund, insurance for work–related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time.  Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements will apply to all employees in Israel, including our employees.  According to these provisions, all employees employed for at least nine months during 2008 and six months commencing in 2009 will be entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.  Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and the employer contributes between 13.3% and 15.8% of the employee’s base salary. Full–time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

Description of Property

All of our facilities are leased. Our headquarters, in Netanya, Israel, is approximately 1,007.4 square meters, and it houses senior management, research and development, sales, marketing and administrative personnel.  Our subsidiary’s Sunnyvale, California office, which is approximately 3,600 square feet in size, houses administrative, sales and hosting (operations) personnel.

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

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects - “Revenue Sources” and the F pages to this Form 20-F below. Below is a breakdown of our revenues by location (in thousands):

	Year December 31,
	2006	2007	2008

Israel	$344	$742	$1,080
North America	4,525	6,424	8,018
Europe	1,715	2,735	3,160
Asia	493	1,038	1,497
Other	157	311	337

	$7,234	$11,250	14,092

We have had only negligible capital expenditures and divestitures in the last three financial years.

Item 4A.  Unresolved Staff Comments.

None.

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

Overview

From 2003 through 2008, the focus of our business has been the development and selling, through reseller and OEM distribution channels, anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to enterprise class customers.  While no uniform definition of spam exists, the Company generally defines “spam” as the sending of unsolicited bulk email for commercial and non–commercial purposes.  During late 2008, we released our first URL filtering solutions for the web security market.

In January 2008, the Company completed a 3:1 reverse stock split of the Company's share capital following approval of the Board of Directors and shareholders. As a result of this action, every three ordinary shares, par value NIS 0.05 each (including all authorized, issued and outstanding ordinary shares and all outstanding warrants and options to purchase ordinary shares) were combined into one ordinary share bearing a par value of NIS 0.15 each. All of the Company's authorized, issued and outstanding ordinary shares (including all outstanding warrants and options to purchase ordinary shares) as of December 31, 2008 and 2007, have been restated to reflect the effect of the reverse stock split.

Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are accounting for stock-based compensation, revenue recognition, accounting for income taxes and commitments and contingencies.

Accounting for Stock–Based Compensation:

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123(R). We have applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statements of operations.

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

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is probable. The service component of the Company’s solutions is considered essential to the functionality of the software components. Furthermore, the software components cannot be used on a standalone basis, or with another party’s service. The customer has no ability to run the software or the SDK on its own hardware. As the software portion of the product cannot stand on its own, the Company considers each sale as a service arrangement. Therefore, revenues deriving from our services are recognized ratably over the service term, which generally includes a term period of one year to three years.  The Company’s revenue recognition policy is discussed in Note 2 of Notes to Consolidated Financial Statements.

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

Valuation of investments

Fair values of marketable securities are estimated using quoted market prices where available. Our marketable securities consist of highly-rated federal backed student loan securities. Generally we classify our investments as available for sale. Changes in fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized.

Commencing February 2008, all of the Company’s ARS (comprised of five securities) suffered from failed auctions Subsequent to balance sheet date, .on January 5, 2009, all of the Company’s ARS were purchased by the bank at full par value amounting to a total of $ 2,000.  By agreeing to the settlement with the bank, the Company is essentially stating that it no longer has the intent of holding the ARS  until recovery, as it will now recover any unrealized loss through the settlement offer, and accordingly, the ARS's were classified as trading securities as of December 31, 2008.

Accounting for income taxes

On January 1, 2007, we adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards 109, “Accounting for Income Taxes.”,” or SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  .  No provision was recorded as a result of the adoption of FIN 48 or for the year ended December 31, 2008. . In addition, no provision was recorded as of December 31, 2008 and 2007.

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

Revenue Sources

Service Fees.

We recognize revenues from anti-spam, Zero-Hour virus outbreak detection, GlobalView Reputation and URL filtering/web security services. Revenues from these services are recognized when persuasive evidence of an arrangement exists, services are provided, the fee is fixed or determinable and collectibility is probable. Revenues derived from these services are recognized ratably over the life of the service period.

Patent License Fees.

We also recognize revenues from our patent licensing program. Revenues from patent licenses are recognized when persuasive evidence of an arrangement exists, delivery has occurred and the Company has no further obligations, the fee is fixed or determinable and collectibility is probable.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2006, 2007 and 2008 (in thousands):

	2006	2007	2008

Revenues	$7,234	$11,250	$14,092
Cost of revenues	901	1,411	1,828
Gross profit	6,333	9,839	12,264
Operating expenses:
Research and development	1,763	2,187	3,152
Sales and marketing	2,686	3,453	3,992
General and administrative	2,299	2,589	3,189
Total operating expenses	6,748	8,229	10,333
Operating income (loss)	(415)	1,610	1,931
Financial income (expenses), net	274	527	346
Equity in losses of affiliate	(49)	-	-

Net income (loss) before taxes	(190)	2,137	2,277
Taxes on income	-	28	7

Net income (loss)	$(190)	$2,109	$2,270

Comparison of Years Ended December 31, 2008 and 2007

Revenues. Revenues increased by $2.8 million from $11.3 million in 2007 to $14.1 million in 2008.  The increase is mainly due to a growth in market share, especially in the international market. The number of OEMs increased by 32 in 2008 and amounted to 116 as of December 31, 2008.

Cost of Revenues. Cost of revenues increased by $0.4 million from $1.4 million in 2007 to $1.8 million in 2008. The increase in 2008 is mainly due to higher facility costs and hosting expenses following the open of a fourth data center in Japan aiming to serve the increasing number of customers. Cost of revenues did not increase in the same proportion as sales in 2008 due to economies of scale. Most costs of revenues are fixed and are not affected by increases or decreases in revenues.

Research and Development. Research and development expenses increased by 44% and amounted to $3.2 million in 2008 compared to $2.2 million in 2007. The increase is due to recruitment of more employees as part of the Company’s decision to develop new products. Research and development expenses include $319,000 of expenses in connection with SFAS No. 123(R).

Sales and Marketing. Sales and marketing expenses increased by 16% and amounted to $4.0 million compared to $3.5 million in 2007. The increase is mainly due to recruitment of employees and increased selling and marketing activity. In 2008, sales and marketing expenses included $298,000 expenses in connection with SFAS No. 123(R)

General and Administrative. General and administrative expenses increased by 23% from $2.6 million in 2007 to $3.2 million in 2008. The increase is mainly due to the recruitment of two new employees. In 2008, general and administrative expenses included $833,000 expenses in connection with SFAS No. 123(R).

Financial Income (Expenses), Net. Financial income (expenses), net, decreased by 34% from net income of $527,000 in 2007 to net income of $346,000 in 2008.  The decrease is primarily due to less interest income derived from declining interest rates throughout 2008, earned on the company's cash deposits.

Comparison of Years Ended December 31, 2007 and 2006

Revenues. Revenues increased by $4.1 million from $7.2 million in 2006 to $11.3 million in 2007.  The increase is due to an increase in market share, especially in the international market. The number of OEMs increased by 35 in 2007 and amounted to 88 as of December 31, 2007.

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

Financial Income (Expenses), Net. Financial income (expenses), net, increased by 92% from net income of $274,000 in 2006 to net income of $527,000 in 2007.  The increase is primarily due to interest income derived from the increase in cash levels in 2007 compared to 2006 and from higher interest rates.

Equity in Losses of Affiliate.  In 2006, the Company recorded losses that occurred in Imatrix, an affiliated entity, up to the carrying amount of its investment as of December 31, 2006.  In 2007, since Imatrix did not incur income in excess of its cumulative losses, no equity loss was recorded with respect to such affiliate. Due to our dilution in the equity ownership and lack of significant in influence in Imatrix, the investment has been accounted for under the cost method as of December 31, 2007.

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2008. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun 30,	Sept. 30,	Dec. 31,
	2007	2007	2007	2007	2008	2008	2008	2008
	(in thousands)
	(unaudited)

Revenues	$2,405	$2,617	$2,930	$3,298	$3,401	$3,568	$3,622	$3501
Cost of revenues	286	346	357	422	449	459	466	454
Gross profit	2,119	2,271	2,573	2,876	2,952	3,109	3,156	3,047
Operating expenses:
Research and
development	456	539	559	633	781	792	780	799
Sales and marketing	826	810	874	943	1,015	967	1,043	967
General and administrative	661	627	620	681	869	839	797	684
Total operating expenses	1,943	1,976	2,053	2,257	2,665	2,598	2,620	2,450
Operating income	176	295	520	619	287	511	536	597
Financial income
(expenses), net	91	188	119	129	120	71	108	47
Net income	267	483	639	748	407	582	644	644
Taxes on income	—	—	—	28	7	—	—	—
Net income	$267	$483	$639	$720	$400	$582	$644	$644

Basic
Net income per share	$0.01	$0.02	$0.03	$0.03	$0.02	$0.02	$0.02	$0.03

Diluted net income per share	$0.01	$0.02	$0.02	$0.03	$0.01	$0.02	$0.02	$0.02

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

New Accounting Pronouncements

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” ("FSP 157-2"), to delay the effective date of FASB Statement 157 for one year for certain non-financial assets and non-financial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually).  For purposes of applying the FSP 157-2, non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements’’ (‘‘SFAS 160’’). SFAS 160 amends ARB 51, ‘‘Consolidated Financial Statements’’, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” ("SFAS 161") an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  Early application is encouraged.  The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 141R to have a material impact on its financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company does not expect a material impact on its consolidated financial statements from adoption of SFAS No. 162.

Liquidity and Capital Resources

We have financed our operations from positive operating cash flows, the issuance of equity securities and, to a lesser extent, from private loans and research and development grants from the Israeli government.

On May 8, 2006, the Company entered into a small financing transaction with one private investor, whereby the Company received $100,000 against the issuance of 31,153 Ordinary Shares and warrants to purchase an additional 23,364 Ordinary Shares.

As of December 31, 2007 and December 31, 2008, we had approximately $14.4 million and $16.4 million of cash and cash equivalents and marketable securities, respectively. The increase was due to positive operating cash flow and receipt of proceeds from the exercise of warrants and options in the amount of $0.8 million, less $1.3 million expended in our Ordinary Share buyback plan (see discussion under Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”).

In 2008, net cash provided by operating activities was approximately $3.0 million. The increase in operating cash flow was mainly due to our net income in 2008. Net cash used in financing activities in 2008 was approximately $0.5 million, due to option and warrant exercises and the buy beck activity. Net cash provided by investing activities in 2008 was $0.3 million and consisted primarily of a decrease in short term cash deposits of $0.9 million, and purchase of property and equipment in the amount of $0.5 million. As of December 31, 2007 and December 31, 2008, we had working capital of $11.8 million and $14.8 million, respectively.

As of December 31, 2008, marketable securities of the Company represent short-term municipal ARS, which are purchased at par (100) and are valued at par (100) as at December 31, 2008. They are all invested in triple A rated securities. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Commencing February 2008, the ARS (comprised of five securities) suffered from failed auctions. On January 5, 2009, the Company’s entire ARS portfolio was purchased by the bank at full par value, amounting to a total of $2 million. Therefore, there is no effect on the statement of operations in 2008 from such securities as of December 31, 2008.

Based on the cash balance at December 31, 2008, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations at least through March 2010.

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2008 (in thousands):

Contractual Obligation	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$736	$460	$276	$-	$-

Other Long-term liabilities reflected on the Company’s Balance Sheet - Accrued severance pay	857	-	-	-	857

Other Long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(720)	-	-	-	(720)

Net - severance pay liability	137	-	-	-	137

Total	$873	$460	$276	$-	$137

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. Israeli companies are generally subject to corporate tax on their taxable income. The applicable corporate tax rate was 27% in 2008 and will be further progressively reduced to the following tax rates:  2009 - 26%, 2010 and thereafter - 25%.

As of December 31, 2008, the Company's net operating loss carry forwards for tax purposes amounted to approximately $78 million, which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2008, for federal income tax purposes, our U.S. subsidiary had net operating loss carry-forwards of approximately $ 92 million. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2009 through 2025. In light of the subsidiary's history of operating losses, the Company has recorded a valuation allowance for all of its deferred tax assets.

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

Impact of Inflation and Currency Fluctuations

Most of our sales are in U.S. dollars, and the rest are mainly in Euros. However, a portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses in Israel, primarily our research and development expenses are denominated in NIS. Costs and revenues not denominated in U.S. dollars are re-measured to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of our financial statements and reporting. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected, as occurred in 2007 and the first half of 2008, when the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations.  Also, in the event that the U.S. dollar appreciates against the Euro, our revenues will decrease. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar and Euro/ U.S. dollar exchange rates.

The annual rate of inflation in Israel was 3.8% in 2008, 3.4% in 2007 and (0.1%) in 2006. The NIS appreciated against the U.S. dollar by approximately (1.6%) in 2008 and (8.9%) in 2007 and depreciated against the U.S. dollar by approximately 8.24% in 2006. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 3.802 for one U.S. dollar on December 31, 2008. The representative dollar exchange rate was NIS 4.135 at March 16, 2009. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period–to–period comparisons of our results. The effects of foreign currency re–measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

Item 6. Directors, Senior Management and Employees

The following table presents information with respect to our directors’ beneficial ownership of our Ordinary Shares as of December 31, 2008.  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 25,206,659 Ordinary Shares outstanding as of December 31, 2008. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of December 31, 2008 are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Ordinary Share Beneficial Ownership >1%	Number of Ordinary Shares Beneficially Owned	Number of Options and Warrants included in Beneficial Ownership

Amir Lev, Director, President and CTO	48	3%	761,131	599,980 options, at exercise prices ranging from $0.0375 to $6.60 per Ordinary Share. Expiration dates range from 8/15/11 to 8/4/15

Aviv Raiz, Director (1)	50	21.6%	5,535,869
50,000 options, at exercise prices ranging from $3.12 to $6.60 per Ordinary Share.  Expiration dates range from 12/30/11 to 12/14/13. Also, 333,333 warrants, with an exercise price of $1.95, expiring in early October 2010

Gideon Mantel, Director, Chairman of the Board and CEO	49	4.6%	1,207,175	804,149 options, at exercise prices ranging from $0.0375 to $6.60. Expiration dates range from 8/15/11 to 8/4/15

Hila Karah, Director(1)(3)	40	<1%	<1%

Lloyd E. Shefsky, Director(2)(3)(4)	68	1.4%	345,383	115,103 options, at exercise prices ranging from $1.17 to $6.60. Expiration dates range from 12.30.11 to 3.29.15.

Yair Shamir, Director (Outside Director) (2)(3)(5)	64	4.4%	1,099,158	9,375 options, at exercise prices ranging from $1.58 to $4.10. Expiration dates range from 3.31.14 to 12.15.14

Yair Bar-Touv, Director (Outside Director) (1)(2)	48	<1%	<1%

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating Committee

(4)
Mr. Shefsky’s ownership information includes his individual holdings and holdings of LENE L.P. (134,265 Ordinary Shares), in which Mr. Shefsky currently holds a relatively nominal, limited partnership interest.

(5)
Mr. Shamir’s ownership interest includes 1,099,158 Ordinary Shares purchased by Catalyst Private Equity Partners II, for which Mr. Shamir acts as Chairman and Managing Partner.  Mr. Shamir’s options, as noted in the table above, are also held on behalf of Catalyst.

Other Senior Management Employees:

The following table sets forth the names and positions of our senior  management employees:

Name	Age	Ownership >1%	Position
Gideon Mantel	49	See table above	CEO and Chairman of the Board
Amir Lev	48	See table above	President and Chief Technical Officer
Ron Ela	38	(1)	Chief Financial Officer
Avner Amram	47	(1)	Executive Vice President, GM Americas, Commtouch Inc.
Gary Davis	47	(1)	Vice President, General Counsel and Corporate Secretary
Ronen Rosenblatt	43	(1)(2)	Vice President, Research and Development Commtouch Software Ltd.
Ido Hadari	35	(1)	Vice President, International Sales and Business Development, Commtouch Software Ltd.
Jay Goldin	40	(1)	Vice President, Business Development North America
Yossi Maslaton	42	(1)	Vice President, Network Operations & Customer Services
Asaf Greiner	34	(1)	Vice President, Web Security Products
Rebecca Herson	39	(1)	Vice President, Marketing

(1)	less than 1%

(2)	During early 2009, Ronen Rosenblatt joined the Company as Vice President of Research and Development.

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

Hila Karah joined the Board of Directors in March 2008. Ms. Karah has been the CIO of Eurotrust Ltd. since 2006, and has been a private and public equity investor in several high-tech, bio-tech and Internet companies since 2000. Prior to her joining Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a BA in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

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

Yair Shamir joined the Board of Directors as an Outside Director under the Israel Companies Law in March 2008.  Mr. Shamir is the Chairman and Managing Partner of Catalyst Investments and the Chairman of IAI, Israeli Aerospace Industries.  From 2004 to 2005, Mr. Shamir was Chairman of El Al, Israeli Airlines and lead the privatization process of the firm.  From 1997 to 2005, Mr. Shamir served as Chairman and CEO of VCON Telecommunications Ltd.  From 1995 to 1997, Mr. Shamir served as executive vice president of the Challenge Fund-Etgar L.P.  From 1994 to 1995, he served as Chief Executive Officer of Elite Food Industries, Ltd.  From 1988 to 1993, Mr. Shamir served as Executive Vice President and General Manager of Scitex Corporation, Ltd. Mr. Shamir served in the Israeli Air Force as a pilot and commander from 1963 to 1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Air Force.  He currently serves as a director of DSP Group Corporation and also serves as director of other private hi-tech companies.  Mr. Shamir holds a B.Sc. Electronics Engineering from the Technion, Israel Institute of Technology.

Yair Bar-Touv joined the Board of Directors as an Outside Director under the Israel Companies Law in March 2008.  Mr. Bar-Touv is formerly the CIO of a leading government enterprise specializing in analytic software solutions for knowledge discovery (text and data mining) of large volumes of data, with a focus on changing the ways enterprise organizations make decisions with regards to primary business processes.  Mr. Bar-Touv is also the former CEO of Elron Telesoft  and co-CEO of NCC, a leading Systems Integrator operating in Israel and the USA, which was acquired in 1997 by Elron Electronics.  Mr. Bar-Touv holds an M.Sc in Computer Engineering from the Technion Institute of Technology (1987) and a B.Sc in Electronic Engineering from Ben-Gurion University (1981).

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

Avner Amram joined Commtouch in 1996 and currently serves as Executive Vice President and General Manager, Americas. Mr. Amram has over 17 years of experience in the areas of technology, operational management and leadership, and is also a founder of CVDO. Before 2002, Mr. Amram served as COO of Commtouch and was responsible for worldwide operations. Mr. Amram also held a number of positions at Commtouch prior to being appointed COO. From 1995 to 1996, Mr. Amram served as project manager for Medatech, a leading provider of customer relationship management (CRM) solutions, developing and managing complex installations at large organizations. Prior to Medatech, Mr. Amram acted as General Manager of Fuga Nursery in Israel, where he was responsible for operations, production, marketing and distribution. Mr. Amram holds a Bachelors of Science (BSC), in Computer Engineering and graduated Cum Laude from the Technion, Israel Institute of Technology.

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

Ronen Rosenblatt rejoined Commtouch in January 2009 and serves as Vice President of research and development. For the past 18 years, he has held executive positions in the Israeli hi-tech industry ranging from start–ups to publically traded companies. Mr. Rosenblatt served as VP of research and development at Commtouch in its early stages until 2000 and most recently, he served as Vice President of research and development at NiceVision, a division of Nice Systems. Previously, Mr. Rosenblatt served in technology and business executive roles in several startup companies, including Xacct, a provider of industry-leading mediation software for telecom service providers that was acquired by Amdocs, Savantis, and Gigaspaces. He earned a Bachelor of Science degree from Tel-Aviv University and an Executive MBA from the Recanati School of Business.

Ido Hadari joined Commtouch in 2008 and serves as Vice President, International Sales and Business Development. Mr. Hadari has over a decade of business management and sales experience, most recently at Interwise, an enterprise voice and web conferencing provider that was acquired by AT&T. At Interwise, where he worked for the past eight years, he held various senior business development and channel management positions with responsibilities for regional sales in Europe and Asia, and global strategic alliances. He holds a BA magna cum laude in Business Administration and Economics from Hebrew University, Jerusalem.

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

Asaf Greiner joined Commtouch in 2008 and serves as Vice President of Web Security Products. Mr. Greiner has over a decade of experience in executive and entrepreneurial roles, previously serving as Director of Business Innovation at Aladdin Knowledge Systems, a company specializing in software and Internet security. Previously he co-founded and acted as general manager of beeFENCE, a network security company, and Aduva, a Linux lifecycle management company that was acquired by SUN Microsystems. He holds an MBA summa cum laude from The Interdisciplinary Center, Herzliya and a BA in Business and Economics from Hebrew University, Jerusalem.

Rebecca Steinberg Herson joined Commtouch in April 2006 as Director of Marketing. Currently, she serves as Vice President, Marketing, orchestrating the company's global marketing strategy and activities. Prior to joining Commtouch, Ms. Herson served as Vice President of Marketing at Redmatch, a software start-up. Previously, she led marketing initiatives at Whale Communications (acquired in 2006 by Microsoft), Orckit Communications (Nasdaq: ORCT) and at various not-for-profit organizations. As the head of marketing for six years at Whale, an Internet security company, she was responsible for launching numerous hardware/software products and held a key role in establishing the company as a market leader in the secure remote access field. Ms. Herson holds a BA magna cum laude from Yale University, and an MS in Management from Boston University.

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

Mr. Shamir and Mr. Bar-Touv currently serve as the Company’s outside directors.

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

(iv)	be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

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

The three directors who serve on our audit committee, Mr. Shamir, Mr. Bar-Touv and Mr. Shefsky, qualify as independent directors under NASDAQ Marketplace Rules (including Exchange Act Rule 10A-3). Furthermore, Mr. Shamir and Mr. Bar-Touv meet the qualification requirements for outside directors, as required under the Israel Companies Law.

The Company has identified the following Board members as “Independent directors” pursuant to NASDAQ Marketplace Rule 4200(a)(15):

a.	Yair Bar-Touv
b.	Yair Shamir
c.	Aviv Raiz
d.	Hila Karah
e.	Lloyd Shefsky

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israel Companies Law.  We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations described above.

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

Internal Auditor

Under the Israel Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company’s actions comply with relevant law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company’s independent accountant or its representative. The Company engaged a qualified internal auditor during 2008.

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

Compensation of Directors and Executive Officers

The directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is approved by Commtouch’s audit committee, Board of Directors and shareholders. Through 2008, directors did not receive cash compensation for their services.  However, at the annual meeting in December 2008, shareholders approved the payment of cash compensation, in addition to equity compensation (options), according to the following:

a.	NIS 31,700 base annually per director, as linked to the applicable Israeli consumer price index, payable in four equal installments at the beginning of each calendar quarter; and
b.
NIS 1,590 per director per face to face Board or committee meeting or NIS954 (60% of NIS 1590) in case of telephonic participation at such meeting, payable at the beginning of each calendar quarter following the quarter during which a Board member participated in a meeting. No separate per meeting compensation will be paid for committee meetings that are held on the same day immediately prior or subsequent to a Board meeting.  In that event, a Board and committee meeting will be considered one meeting.

c.	For non-Israeli based directors, the amounts set forth will be paid in United States dollars, according to the representative rate of exchange published by the Bank of Israel on the date of payment.

Directors also are reimbursed for their expenses for each Board of Directors meeting attended. See Item 10 “Amended and Restated 1999 Non-employee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants. During 2008, options to purchase 491,984 Ordinary Shares were granted to directors and executive officers under the Company’s stock option plans at a weighted average exercise price of $ 3.20 per share. The aggregate direct remuneration paid by Commtouch to all directors and executive officers (11 persons) in 2008 was approximately $669 thousand. During the same period Commtouch accrued or set aside approximately $42 thousand for the same group to provide pension, retirement or similar benefits. As of December 31, 2008, directors and executive officers of Commtouch (8 persons) held an aggregate of 2,655,541 stock options to purchase a like number of Ordinary Shares, with 1,622,543 of those options having vested.

Options to Purchase Securities from Registrant or Subsidiaries

As of December 31, 2008, options to purchase 4,039,228 Ordinary Shares had been granted to then existing employees, consultants, executive officers and non–employee directors under the Company’s stock option plans, net of forfeited options, and there were 1,447,361 shares available for grant under all plans. Of the number of options granted, had not been exercised and had exercise prices ranging from $0.0375 to $6.60 per share and a weighted average per share exercise price of approximately $2.77, and were held by 56 persons.  These options have termination dates ranging from March 2009 to August 2015.

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

Amended and Restated 1999 Non–Employee Directors Stock Option Plan

New non-employee directors are currently entitled to an initial grant of 50,000 options. Non-employee directors who are reelected at the annual meeting of shareholders are entitled to additional grants of 16,667 options.

The Company’s Non–Employee Directors Plan was extended by an additional ten years at the annual meeting of shareholders held on December 15, 2008. Under this plan, each option becomes exercisable at a rate of 1/16th of the option shares every three months, and has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. Up through 2004, each option granted had a maximum term of ten years, but would terminate earlier if the optionee ceased to be a member of the Board of Directors. Options granted to directors during 2005 - 2007 have a maximum term of six years.  At the annual meeting of shareholders of December 30, 2005, shareholders approved an amendment to the Non-Employee Directors Plan to allow for the acceleration of unvested options for any director who has served the company for at least three years, unless the director resigned voluntarily or was removed from the Board of Directors due to a failure to perform any of his/her duties to the Company.

Employees

See Item 4: Employees

Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our Ordinary Shares as of December 31, 2008, including:

•	each person or entity known to Commtouch to own beneficially more than five percent of Commtouch’s Ordinary Shares, and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 25,206,659 Ordinary Shares outstanding as of December 31, 2008. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of December 31, 2008 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person.  Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount		Percent of
	Owned		Class
Aviv Raiz*	5,535,869	**	21.6%

All directors and executive officers as a group at 12.31.08 (8 persons)	9,127,567	***	33.5%

 *This shareholder of record resides in Israel.
**Includes 50,000 options and 333,333 warrants, exercisable into a like number of Ordinary Shares.
***Includes 1,670,793 options exercisable into a like number of Ordinary Shares.  Also, this number includes 134,265 shares held by LENE L.P., in which Mr. Lloyd Shefsky holds a relatively small limited partner interest, without any control over partnership management, and b) 1,099,158 Ordinary Shares purchased by Catalyst Private Equity Partners II, for which Mr. Yair Shamir acts as Chairman and Managing Partner.

Based on a review of the information provided to us by our transfer agent, as of December 31, 2008, there were 86 holders of record of our Ordinary Shares, including 54 holders of record residing in the United States holding 21,539,386 Ordinary Shares, or approximately 86% of the aggregate 25,206,659 Ordinary Shares outstanding as of such date.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 80% of our outstanding Ordinary Shares as of such date).

Significant Changes in Percentage Ownership During the Past Three Years

•
Aviv Raiz participated in the private placements of October 31, 2004 (the preferred share issuance) and October 2, 2005, acquiring 500,000 convertible Series A Preferred Shares, 4 million Ordinary Shares and 2 million warrants exercisable into a like number of Ordinary Shares.  Subsequent to the preferred share round of October 2004, Mr. Raiz has also purchased in private transactions 1.1 million convertible Series A Preferred Shares from certain investors who participated in that round.  The shareholdings referenced in this paragraph are in their original, pre-reverse split format. Together with his holdings from purchases on the open market, which continued during 2008, and director options vesting within 60 days of December 31, 2008, Mr. Raiz beneficially holds 21.6% in the Company.  Mr. Raiz is a director of the Company.

Interest of Management and their Family Members in Certain Transactions

There were no material related party transactions during 2008 or through the date of filing of this Form 20-F.

Item 8. Financial Information.

See Item 18: Financial Statements.  If the Company decides to distribute a cash dividend out of income that has been tax exempt due to an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 5719-1959, the amount of cash dividend will be subject to corporate tax at the rate then in effect under Israeli law. The Company has never declared or paid cash dividends on its Ordinary Shares and does not currently anticipate paying any cash dividends during 2009. The Company intends to retain future earnings to finance the development of its business and for other corporate purposes.

We are not a party to any litigation, and we are not aware of any threatened litigation which, in the aggregate, would be material to the business of the Company.

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2008.

Item 9. The Offer and Listing.

The Company’s Ordinary Shares have been traded publicly on NASDAQ as follows:

a.
From July 13, 1999 through June 29, 2004, under the symbol “CTCH” (up to June 7, 2002 on the National Market, and subsequently on the Small Cap Market, which during 2005 was renamed the “Capital Market”);

b.	From June 30, 2004 through June 26, 2005, under the symbol “CTCHC”;

c.	From June 27, 2005 through January 1, 2008, under the symbol “CTCH”;

d.	From January 2, 2008 through January 29, 2008, under the symbol “CTCHD”; and

e.	From January 30, 2008, under the symbol CTCH.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares, for the periods indicated:

	High	Low

2004:	$3.72	$0.81

2005:	$3.90	$1.35

2006:	$4.08	$2.10

2007:	$7.44	$3.69

2008:	$6.22	$1.50

2007:
First Quarter	$4.80	$3.69
Second Quarter	$6.15	$4.41
Third Quarter	$7.44	$4.89
Fourth Quarter	$7.41	$5.73

2008:
First Quarter	$6.22	$3.68
Second Quarter	$4.40	$2.77
Third Quarter	$3.45	$2.15
Fourth Quarter	$2.50	$1.50

Most Recent Six Months:

September 2008	$3.00	$2.15
October 2008	$2.50	$1.55
November 2008	$1.98	$1.65
December 2008	$1.75	$1.50
January 2009	$2.12	$1.77
February 2009	$2.06	$1.79

Item 10. Additional Information.

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

As of December 31, 2008 , our authorized share capital consisted of 55,353,340 Ordinary Shares, NIS 0.15 par value. As of December 31, 2008, there were 25,206,659 Ordinary Shares issued and outstanding.

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

Under current Israeli regulations, any dividends or other distributions paid in respect of Ordinary Shares purchased by non–residents of Israel with certain non–Israeli currencies (including U.S. dollars) will be freely repatriable in such non–Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments.

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

We are subject to certain of the information reporting requirements of the Exchange Act.  As a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.  We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each calendar quarter.  We post our Annual Report on Form 20-F on our Website (www.commtouch.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this Annual Report.

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

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Ordinary Shares is Wells Fargo Bank, N.A. Shareowner Services of St. Paul, Minnesota.

MATERIAL CONTRACTS DURING PAST TWO YEARS

Equity Investment. Commtouch made a $750 thousand investment in Mirapoint, a secure messaging vendor and an OEM licensee, as part of Mirapoint's larger financing round in the fourth quarter of 2007.  In connection therewith, Commtouch received a minority ownership interest in Mirapoint of approximately 7%.

Amended and Restated Articles of Association

See the discussion under Item 4 “Information on the Company- Overview” for instructions on how to locate the Company’s Amended and Restated Articles of Association. In addition, the Articles are incorporated by reference to this Form 20-F under Exhibit 1.2 below.

EXCHANGE CONTROLS

Non-residents of Israel who own our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency.  These restrictions were largely lifted in May 1998.  Since January 1, 2003, all exchange control restrictions have been eliminated although there are still reporting requirements for foreign currency transactions.  Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

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

Special Provisions Relating to Measurement of Taxable Income

Our company is taxed until tax year 2007 (including) under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

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

In February 2008, the Inflationary Adjustments Law was repealed.

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

U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES ACQUIRED BY U.S. TAXPAYERS

EACH INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares.  For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is:  (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares.  This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets.  Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder.  This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations.  Commtouch will not seek a ruling from the U.S. Internal Revenue Service (“IRS”) with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations.  In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is:  (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar.  This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power.  Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.  Each prospective investor is advised to consult his or her own U.S. tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of Ordinary Shares.

Taxation of Dividends Paid On Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain.  Corporate holders generally will not be allowed a deduction for dividends received.  In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%).  For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.”  A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program.  The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our shares are readily tradable on Nasdaq or another established securities market in the United States.  Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company (“PFIC”).  If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. Holder satisfying the holding period and other requirements.  A U.S. Holder will not be entitled to the preferential rate:  (i) if the U.S. Holder has not held our Ordinary Shares or ADRs for at leash 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property.  Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period.  Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom.  (See discussion above under “Taxation of Non-Resident Holders of Shares.”)  Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value.  If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes.  Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares.  In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income.  This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the Ordinary Shares if such U.S. Holder has not held the ordinary shares for at leash 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property.  Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the Ordinary Shares will not count toward meeting the 16-day holding period.  A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the Ordinary Shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued.  The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, the are entitled to such credit.  U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Sale or Exchange of Ordinary Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency).  The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes.  A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is generally allocated to U.S. source income.  However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss.  The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Tax Consequences If We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, if either:

•
75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

•
At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the product of, or produce, passive income (the “Asset Test”).

Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts.  Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the Ordinary Shares.  In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent.  Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares while were are a PFIC, provided that we comply with certain reporting requirements.  Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain.  In general, a QEF election is effective only if we make available certain required information.  The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS.  Although we have no obligation to do so, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election.

A U.S. Holder of PFIC shares which are traded on certain public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted basis in the PFIC shares.  Loses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future.  U.S. holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.  For those U.S. Shareholders who determine that we were a PFIC in any our taxable years  and notify us in writing of their request for the information required in order to effectuate the QEF Election described above, we will promptly make such information available to them.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2010) with respect to cash dividends and proceed from a disposition of Ordinary Shares.  In general, back-up withholding will apply only if a U.S. Holder fails to comply with certain identification procedures.  Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.  Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if:  (i) if such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. holders will not be subject to the 28% backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

Non-U.S. holders generally may be subject to backup withholding at a rate of 28% on the payment of the proceeds from the disposition of our Ordinary Shares to or through the U.S. office of a broker, whether domestic or foreign, or the office of a U.S. related person, unless the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Item 11. Qualitative and Quantitative Disclosure about Market Risk.

We develop our technology in Israel and seek to provide our services worldwide. As a result, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the NIS and Euro. We are exposed to the risk of fluctuation in the U.S. dollar/NIS and the U.S. dollar/Euro exchange rate. Our shekel-denominated expenses consist principally of salaries and related personnel expenses, as well as vehicle lease payments. Although the majority of our revenues are in US dollars, a substantial portion of our sales are derived from the Euro currency. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

In early January 2008, the Company performed a 3:1 reverse stock split of the Company's share capital. As a result of this action, every three ordinary shares, par value NIS 0.05 each (including all authorized, issued and outstanding ordinary shares and all outstanding warrants and options to purchase ordinary shares) were combined into one ordinary share bearing a par value of NIS 0.15 each. Other than this reverse stock split, no material modifications to the rights of security holders occurred since January 1, 2008 to date.

Item 15. Controls and Procedures.

(a) As of December 31, 2008, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2008, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed our internal control over financial reporting as of December 31, 2008. Our management based its assessment on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2008, our internal control over financial reporting is effective.

(d) Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independently assessed the effectiveness of the Company's internal control over financial reporting. Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has issued an attestation report in respect of our internal control over financial reporting as of December 31, 2008, which is included under Item 18 on page F-3, F-4 of this annual report.

(e) During the period covered by this annual report on Form 20-F, there were no  changes to our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert.

The Board of Directors of the Company has determined that Mr. Yair Shamir, a member of the Audit Committee, is an audit committee financial expert as that term is defined in Item 16A of Form 20-F and is independent as that term is defined in each of NASDAQ Marketplace Rule 4200(a)(15) and SEC Rule 10A-3(b)(1).

Item 16B. Code of Ethics.

The Company, by way of Board of Directors resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers.  The Code of Ethics is posted on the Company’s website at www.commtouch.com, under the link to “investor relations”.

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2008, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2008 and 2007:

	Year ended December 31,
	2008	2007
	Fees	Fees

Audit fees (1)	$151,000	$107,000
Tax and other (2)	$21,000	$72,500
Total	$172,000	$179,500

(1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Independent Registered Public Accounting Firm can reasonably provide, and include the group audit including checking our internal control over Financial reporting; statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC. These fees also include the attestation of our internal control over financial reporting.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In July 2008, the Company announced the commencement of an Ordinary Share buyback plan, under which the Company contemplates purchasing up to $4 million worth of its Ordinary Shares through the end of 2009.  As of February 2, 2009, the Company had expended $1,570 thousand to repurchase 824,578 Ordinary Shares at an average price of $1.87 per share.  Repurchases during 2008 are summarized in the following table:

ISSUER PURCHASES OF SECURITIES
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced plan	Maximum US dollar Value that May Yet Be Purchased Under the plan
September 1 – September 30	36,032	2.44	36,032

October 1 – October 31	303,563	1.98	303,563

November 1 – November 30	171,193	1.82	171,193

December 1 - December 31	195,290	1.67	195,290

Total	706,078	1.91	706,078	$2,666 thousand

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our Company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350.   We do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice with respect to such corporate governance practices:

Nasdaq Marketplace Rule 4350(b)(1)(A) requires that an annual report be delivered to shareholders in accordance with three alternative delivery methods set forth in the rule.  One of those delivery methods allows for the posting of the annual report on the Company’s website.  However, that method also requires that i) a prominent undertaking be posted on the website indicating that, upon request, shareholders may receive a hard copy of the annual report free of charge, and ii) simultaneous with this posting, the Company issue a press release stating that its annual report has been filed with the SEC (or other appropriate regulatory authority). This press release must also state that the annual report is available on the Company's website and include the website address and that shareholders may receive a hard copy free of charge upon request.

While the Company’s most current annual report on Form 20-F, inclusive of consolidated financial statements, is available on its website at www.commtouch.com, and the Company has indicated publicly that it will provide copies of that report free of charge, upon shareholder request, nevertheless the Company is not in strict compliance with the Nasdaq rule.  The Company does not include a statement on its website in the form noted above and does not issue a press release upon the posting of the annual report to its website; rather, the Company is following its home country practice (in Israel, which, in addition to the Company’s activities noted above, also enables shareholders to inspect the Company’s annual consolidated financial statements in person at its principal offices).

Under the Israel Companies Law, an Israeli public company whose shares are traded only on a stock exchange outside of Israel – such as Commtouch – must, unless its Articles of Association provide otherwise, mail a copy of its annual financial statements to each shareholder entitled to receive notice of a general meeting no later than 14 days prior to the date of the general meeting.  At the Company’s annual meeting of shareholders in December 2005, shareholders approved an amendment to the Company’s Articles of Association enabling the Company to deliver its annual report to shareholders in the manner currently employed by the Company, as noted above.

As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, composition of the board of directors, director nomination process and regularly scheduled meetings at which only independent directors are present.  In addition, we may follow our home country practice, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

See Item 6 “Directors, Senior Management and Employees” and Item 10 “Additional Information” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Capital Market.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18

Item 18. Financial Statements.

See pages F-1 to F-26.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2 -F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7 - F-8

Consolidated Statements of Cash Flows	F-9 - F-10

Notes to Consolidated Financial Statements	F-11 - F-26

- - - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiary as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2009	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited Commtouch Software Ltd.'s ("Commtouch" or the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Commtouch's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Commtouch maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Commtouch and its subsidiary as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 30, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2009	A Member of Ernst & Young Global

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,807	$13,661
Short-term cash deposit	1,600	740
Marketable securities	2,000	2,000
Trade receivables	1,110	1,614
Prepaid expenses	193	270
Other accounts receivable	110	119

Total current assets	15,820	18,404

LONG-TERM ASSETS:
Long-term lease deposits	33	64
Investment in affiliate	750	750
Severance pay fund	821	720
Property and equipment, net	786	771

Total long-term assets	2,390	2,305

Total assets	$18,210	$20,709

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$335	$253
Employees and payroll accruals	746	726
Accrued expenses and other liabilities	351	187
Government authorities	64	50
Deferred revenues	2,534	2,341

Total current liabilities	4,030	3,557

LONG-TERM LIABILITIES:
Long-term deferred revenues	901	635
Accrued severance pay	931	857

Total long-term liabilities	1,832	1,492

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares nominal value NIS 0.15 par value-
Authorized: 55,353,340 shares as of December 31, 2007 and 2008, respectively; Issued: 25,346,042 and 25,912,737 shares as of December 31, 2007 and 2008, respectively; Outstanding: 25,346,042 and 25,206,659 shares as of December 31, 2007 and 2008, respectively	893	890
Additional paid-in capital	179,793	182,144
Treasury shares (0 and 706,078 Ordinary shares at December 31, 2007 and 2008, respectively)	-	(1,306)
Accumulated other comprehensive income	23	23
Accumulated deficit	(168,361)	(166,091)

Total shareholders' equity	12,348	15,660

Total liabilities and shareholders' equity	$18,210	$20,709

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2006	2007	2008

Revenues	$7,234	$11,250	$14,092
Cost of revenues	901	1,411	1,828

Gross profit	6,333	9,839	12,264

Operating expenses:
Research and development	1,763	2,187	3,152
Sales and marketing	2,686	3,453	3,992
General and administrative	2,299	2,589	3,189

Total operating expenses	6,748	8,229	10,333

Operating income (loss)	(415)	1,610	1,931
Financial income, net	274	527	346
Equity in losses of affiliate	(49)	-	-

Net income (loss) before taxes on income	(190)	2,137	2,277
Taxes on income	-	28	7

Net income (loss)	$(190)	$2,109	$2,270

Basic net earnings (loss) per share	$(0.01)	$0.08	$0.09

Diluted net earnings (loss) per share	$(0.01)	$0.08	$0.08

Weighted average number of shares used in computing basic net earnings (loss) per share	22,112,944	24,846,690	25,618,933
Weighted average numbers of shares used in computing diluted net earnings (loss) per share	22,112,994	27,591,498	26,929,407

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Series A Preferred shares	Series A Preferred shares amount	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive loss	Total

Balance as of January 1, 2006	1,776,667	$61	18,628,664	$664	$173,733	$21	$(170,280)		$4,199

Issuance of shares	-	-	31,153	1	99	-	-		100
Issuance of shares upon exercise of options and warrants	-	-	1,798,005	58	2,379	-	-		2,437

Conversion of Series A Preferred shares to Ordinary Shares	(1,776,667)	(61)	3,553,333	122	(61)	-	-		-
Stock-based compensation related to employees	-	-	-	-	790	-	-		790
Stock-based compensation related to options granted to non-employees	-	-	-	-	155	-	-		155
Foreign currency translation adjustment	-	-	-	-	-	2	-	$2	2
Net loss	-	-	-	-	-	-	(190)	(190)	(190)
Total comprehensive loss								$(188)

Balance as of December 31, 2006	-	-	24,011,155	845	177,095	23	(170,470)		7,493

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income *)	Accumulated deficit	Total comprehensive income	Total

Balance as of January 1, 2007	24,011,155	845	177,095	-	23	(170,470)		7,493

Issuance of shares upon exercise of options and warrants	1,334,887	48	1,615	-	-	-		1,663
Stock-based compensation related to employees	-		1,015	-	-	-		1,015
Stock-based compensation related to options granted to non-employees	-	-	68	-	-	-		68
Net income	-	-	-	-	-	2,109	$2,109	2,109
Total comprehensive income							$2,109

Balance as of December 31, 2007	25,346,042	893	179,793	-	23	(168,361)		12,348
Purchase of treasury shares	(706,078)	(28)	-	(1,306)	-	-		(1,334)
Issuance of shares upon exercise of options and warrants	566,695	25	819	-	-	-		844
Stock-based compensation related to employees	-	-	1,495	-	-	-		1,495
Stock-based compensation related to options granted to non-employees	-	-	37	-	-	-		37
Net income	-	-	-	-	-	2,270	$2,270	2,270
Total comprehensive income							$2,270

Balance as of December 31, 2008	25,206,659	$890	$182,144	$(1,306)	$23	$(166,091)		$15,660

*)	Relates to foreign currency translation adjustments

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income (loss)	$(190)	$2,109	$2,270
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	209	397	466
Compensation related to options granted to employees and non-employees	945	1,083	1,532
Equity in losses of affiliate	49	-	-

Changes in assets and liabilities:

Increase in trade receivables	(215)	(540)	(504)
Increase in prepaid expenses and other accounts receivable	(28)	(107)	(46)
(Decrease) increase in accounts payable	(40)	24	(69)
(Decrease) increase in employees and payroll accruals, accrued expenses and other liabilities and government authorities	(37)	279	(198)
(Decrease) increase in deferred revenues	655	861	(459)
Increase in accrued severance pay, net	8	11	27
Other	-	(2)	-

Net cash provided by operating activities	1,356	4,115	3,019

Cash flows from investing activities:
Change in short-term cash deposit	-	(1,600)	860
(Increase) decrease in long-term lease deposits	5	(20)	(31)
Sale of marketable securities	500	-	-
Investment in affiliate	-	(750)	-
Purchase of property and equipment	(380)	(605)	(504)

Net cash provided by (used in) investing activities	125	(2,975)	325

Cash flows from financing activities:

Purchase of treasury shares at cost	-	-	(1,334)
Proceeds from issuance of shares and warrants, net	100	-	-
Proceeds from options and warrants exercised	2,437	1,663	844

Net cash (used in) provided by financing activities	2,537	1,663	(490)

Increase in cash and cash equivalents	4,018	2,803	2,854
Cash and cash equivalents at the beginning of the year	3,986	8,004	10,807

Cash and cash equivalents at the end of the year	$8,004	$10,807	$13,661

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2006	2007	2008

(a)	Non-cash transactions:
	Conversion of Series A Preferred shares to Ordinary shares	$122	$-	$-

	Purchase of property and equipment - trade payables	$65	$(33)	$(13)

Supplemental cash flow activities:

Cash paid during the year for:

Income taxes	$-	$20	$-

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.
Commtouch Software Ltd. ("Commtouch" or the Company") was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide email defense solutions to OEM licensees and enterprises. During 2006, 2007 and 2008, the Company's business was to develop and sell, through a variety of third party distribution channels, email defense solutions to various customers. The Company's email defense solutions are comprised of anti-spam, Zero-Hour anti-virus, GlobalView Mail Reputation solutions and, starting with the fourth quarter of 2008, a web defense solution, URL filtering services.

b.
During the second half of 2003, the Company launched its first anti-spam solution, and began generating revenues therefrom. During 2004, the Company launched its Zero Hour solution, and began recognizing revenues from this product. During 2005, the Company also began to recognize revenues from its patent licensing program. These revenues were not significant in  2006, 2007 and 2008. In late 2006, the Company launched its GlobalView Reputation Services. During late 2008, the Company released its URL filtering services. These services analyze and categorize for customers of the Company's OEM partners the source of URLs being accessed by such customers, mainly in order to prevent: a) the possibility of malware attacks being propagated by malicious URLs; b) access to non-business related websites by employees, and c) access by children to inappropriate websites.

c.
The Company expects that it will continue to be dependent upon third-party distribution channels for a significant portion of its revenues, which are expected to be derived from sales of the Company's anti-spam, anti-virus solutions, reputation services and URL filtering services.

d.	In January 2008, the Company consummated a 3:1 reverse stock split of the Company's share capital, see Note 5a.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

f.	Marketable securities:

 In 2007 the Company classified its marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), as available-for-sale. The marketable securities that are held for the short-term and available for immediate sale are stated at quoted market prices at balance sheet date. The Company's marketable securities consist of highly-rated auction rate (AAA) securities ("ARS") which are federal backed student loan securities. These ARS may be liquidated at par value on the reset date, which is generally 30 days. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. The effective maturity may differ from the contractual maturities, due to the periodical auction mechanism.

Commencing February 2008, all of the Company's ARSs (comprised of five securities) suffered from failed auctions Subsequent to the balance sheet date, on January 5, 2009, all of the Company's ARSs were purchased by the bank at full par value amounting to a total of $ 2,000. By agreeing to the settlement with the bank, the Company is essentially stating that it no longer has the intent of holding the ARSs until recovery, as it will now recover any unrealized loss through the settlement offer and, accordingly, the ARSs were classified as trading securities as of December 31, 2008.

g.	Investment in affiliate:

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, in which the Company can exercise significant influence over operating and financial policy of the affiliate. For the years ended December 31, 2007 and 2006, the investment in an affiliated company (Imatrix) is accounted for under the equity method in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock". Profits on inter-company sales not realized outside the group were eliminated.

As of December 31, 2007, the Company lacks the ability to exercise significant influence over operating and financial policies of Imatrix and, accordingly, the investment is accounted for on a cost basis.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2007, the Company made a $ 750 cash investment in Mirapoint Inc. ("Mirapoint"), a secure messaging vendor and an OEM licensee. The investment (7%) in an affiliated company is accounted for under the cost method since the Company cannot exercise significant influence over the operating and financial policies of Mirapoint.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2008, no impairment losses have been identified.

h.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33.33
Office furniture and equipment	7 - 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the assets

i.	Impairment of long-lived assets:

The Company and its subsidiary's long–lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in 2006 through 2008.

j.	Revenue recognition:

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition", when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collectibility is probable.

k.	Research and development costs:

Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs have been expensed.

l.	Concentrations of credit risk:

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, marketable securities, short-term deposits, cash and cash equivalents. The majority of the Company's short-term deposits and cash and cash equivalents are invested in dollars and dollar linked investments and are deposited in major banks in the United States and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Marketable securities of the Company mainly represent ARSs (see f above). Subsequent to the balance sheet date, the bank that held the Company's ARSs purchased them from the Company in consideration of $ 2,000 and, accordingly, no credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection. The allowance for doubtful accounts was zero as at December 31, 2007 and 2008. Bad debt expense (recovery) for the years ended December 31, 2006, 2007 and 2008 was $ (6), $ 0 and $ 0, respectively.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Accounting for stock–based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expense for the value of its awards on a straight line basis over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2006, 2007 and 2008 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2006	2007	2008

Volatility	70%	70%	80%
Risk-free interest rate	4.35%-4.85%	3.76%-4.94%	1.79%-2.79%
Dividend yield	0%	0%	0%
Expected life (years)	4.08	4.08	3.03

For further discussion, please refer to Note 5.

n.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are presented in accordance with SFAS No. 128, "Earnings per Share", for all periods presented.

Basic net earnings (loss) per share have been computed using the weighted–average number of Ordinary shares outstanding during the year. Diluted net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary shares considered outstanding during the year.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2006 all outstanding stock options and warrants were excluded from the calculation of the diluted loss per share because all such securities were anti–dilutive. In 2007 and 2008 the difference between the denominator of basic and diluted net earnings per share is due to the effect of dilutive securities for stock option. In 2007 and 2008, 363,133 and 1,563,038, respectively, weighted average number of shares related to options and warrants outstanding were excluded from calculation of the diluted earnings per share since they would have an anti-dilutive effect.

o.	Severance pay:

The Company's liability for severance pay in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with severance pay funds and insurance policies, and by an accrual. The value of those funds and policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance expense for the years ended December 31, 2006, 2007 and 2008 was approximately $ 8, $ 11 and $ 26, respectively.

p.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short–term maturities of financial instruments.

q.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders' equity.

r.	Income taxes:

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. No liability for unrecognized tax benefits was recorded as a result of the implementation of FIN 48.

s.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

t.	Recently issued accounting pronouncements:

In February 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 160, ''Noncontrolling Interests in Consolidated Financial Statements'' (''SFAS 160''). SFAS 160 amends ARB 51, ''Consolidated Financial Statements'', to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its consolidated financial position, results of operations or cash flows.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2008, the FASB issued Statement 161 "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161") an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 141R to have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company does not expect a material impact on its consolidated financial statements from adoption of SFAS No. 162.

NOTE 3:	PROPERTY AND EQUIPMENT

	December 31
	2007	2008

Cost:
Computers and peripheral equipment	$2,414	$2,846
Office furniture and equipment	598	605
Motor vehicles	88	88
Leasehold improvements	1,150	1,157

	4,250	4,696
Less accumulated depreciation	(3,464)	(3,925)

Depreciated cost	$786	$771

Depreciation expense amounted to approximately $ 209, $ 397 and $ 466 in 2006, 2007 and 2008, respectively.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	COMMITMENTS AND CONTINGENCIES

Operating leases:

The Company leases its facility in Israel under an operating lease agreement expiring on December 31, 2010. The subsidiary leases its facility in the U.S. under an operating lease agreement expiring on February 28, 2010.

Facilities rent expense for 2006, 2007 and 2008 was approximately $ 131, $ 164 and $ 202, respectively.

Annual minimum future lease payments due under the above agreements (and motor vehicle leases), at the exchange rate in effect on December 31, 2008, are approximately as follows:

2009	$460
2010	273
2011	3

$736

NOTE 5:	SHAREHOLDERS' EQUITY

a.	General:

The Ordinary shares of the Company have been traded on the Nasdaq National Market and Nasdaq Capital Market (formerly The Nasdaq SmallCap Market), since July 1999 and 2002, respectively.

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared. In January 2008, the Board of Directors and shareholders approved a 3:1 reverse stock split of the Company's share capital. As a result of this action, every three shares (including all authorized, issued and outstanding shares and all outstanding warrants and options to purchase shares) were combined into one share of the same respective class of shares bearing a par value of NIS 0.15 each. All of the Company's authorized, issued and outstanding shares (including all outstanding warrants and options to purchase shares) as of December 31, 2008 and 2007, have been restated to reflect the effect of the reverse stock split.

b.	Warrants to investors:

As of December 31, 2008, the Company's outstanding warrants issued to various parties were as follows:

Issuance date	Warrants granted for Ordinary shares	Exercise price per share	warrants exercisable	Exercisable through

May 2004	969,971	$2.21	309,416	June 2009
October 2005 (i)	500,000	$1.95	458,333	October 2010
May 2006 (ii)	23,364	$3.21	23,364	May 2011

Total	1,493,335		791,113

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS' EQUITY (Cont.)

(i)
Under the Securities Purchase Agreement dated October 2, 2005, the Company issued 2,000,000 Ordinary shares at $ 1.50 per share for gross proceeds of $ 3,000. The investors also received two sets of warrants, each representing an option to purchase up to 500,000 Ordinary shares, with one set exercisable within nine months at $ 1.50 per share and the other set exercisable within five years at $ 1.95 per share. The warrants exercisable at $ 1.50 per share were exercised by the end of 2006, and 500,000 warrants exercisable at $ 1.95 per share are exercisable through October 2010.

(ii)
In May 2006, the Company issued warrants to purchase 23,364 of the Company's Ordinary shares at a price of $ 3.21 per share to one investor as part of a private placement, in which the Company issued 31,153 Ordinary shares for a total consideration of $ 100. The warrants expire in May 2011.

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

2.	The company issued 300,000 Series A Preferred Shares and warrants, for an aggregate purchase price of $ 810. The purchase price per share paid in the transaction was $ 2.7.

3.
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

In 1996, the Company adopted the 1996 CI Stock Option Plan for granting options to its U.S. employees and consultants to purchase Ordinary shares of the Company. Until 1999, the Company issued options to purchase Ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the "Amended and Restated Israeli Share Option Plan". As of December 31, 2008, an aggregate of 1,447,361 Ordinary shares of the Company are still available for future grant to employees and directors.

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

A summary of the Company's employees share option activity under the plans is as follows:

	Number of shares	Weighted average exercise price	Aggregate intrinsic value
	2008	2008	2008

Outstanding at the beginning of the year	3,283,167	$2.65
Granted	563,876	$2.85
Exercised	(153,212)	$1.65
Forfeited	(181,274)	$2.86

Outstanding at the end of the year	3,512,557	$2.69	$1,009	*

Options vested and expected to vest at the end of the year	3,412,932	$2.64	$1,009

Exercisable options at the end of the year	2,139,358	$1.94	$1,009	*

Weighted average fair value of options granted during the year		$1.63

*2,460,730 options were out of the money as of December 31, 2008.

The aggregate intrinsic value of the Company's options is the difference between the Company's closing share price on the last trading day of the fiscal year 2008 and the exercise price, times the number of options.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2008, have been separated into ranges of exercise price, as follows:

		Weighted	Weighted		Weighted average exercise
Exercise		average remaining	average exercise		price per share of
price per	Options	contractual	price per	Options	exercisable
share	outstanding	life in years	share	exercisable	options

$0.04–$0.27	132,619	2.73	$0.05	132,619	$0.05
$0.33–$0.60	500,000	3.77	$0.35	500,000	$0.35
$0.81–$0.84	38,667	2.84	$0.82	38,667	$0.82
$0.93–$1.89	819,688	5.09	$1.34	528,218	$1.20
$2.31–$2.91	266,154	4.16	$2.62	218,889	$2.57
$3.12–$4.35	1,184,289	3.94	$3.33	580,753	$3.24
$4.35-$6.60	571,140	4.65	$6.10	140,212	$6.20

$ 0.03–$6.60	3,512,557	4.26	$2.69	2,139,358	$1.94

e.	Non–employee directors stock option plan:

In 1999, the Company adopted the 1999 Non-Employee Directors Stock Option Plan. The original allotment of shares to this plan is 1,263,333. On December 15, 2006, the Company combined the remaining pool of options in the employee stock option plans reserve with the amount of options remaining in the Non-Employee Directors Stock Option Plan reserve.

Since the annual meeting of shareholders in 2003, new directors joining the Board are entitled to an option grant of 50,000 Ordinary shares.

Each option granted under the Non-Employee Directors Stock Option Plan becomes exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary shares on the grant date of such option. Until September 2005, each option granted had a maximum term of 10 years, but since September 2005, the term of granted options is six years. Options will terminate earlier if the optionee ceases to be a member of the Board of Directors.

During 2008 the Company granted 233,335 options to non–employee directors at a weighted average exercise price of $ 3.20 per share. Weighted average fair value of options granted during the year is 1.43. As of December 31, 2008, 193,228 options were vested and unexercised and 458,337 were outstanding under the Non–Employee Directors Stock Option Plan.

f.	Options to non-employees:

Issuance date	Options granted for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through

May 2006-2008 (i)	83,334	$3.21-$5.73	39,579	May 2013

Total	83,334		39,579

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS' EQUITY (Cont.)

(i)
As a consideration for consulting services, on May 7, 2006 the Company issued 50,000 options to a service provider to purchase the Company's Ordinary shares at a price of $ 3.21 per option. On May 5, 2007, the Company issued an additional 16,667 options to the service provider to purchase the Company's Ordinary shares at a price of $ 5.73 per option. On May 6, 2008, the Company issued an additional 16,667 options to purchase Ordinary shares to the service provider at a price of $ 3.85 per option. The options shall vest and become exercisable at a rate of 1/16 of the options every three months. The Company has accounted for this grant under the fair value method of EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model. Compensation expense for 2006, 2007 and 2008 amounted to $ 24, $ 70 and $ 37, respectively.

g.
As of December 31, 2008, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 3,139 which is expected to be recognized over a period of up to four years.

h.	Total stock-based compensation expenses recognized in 2006, 2007 and 2008:

The total stock-based compensation expense related to all of the Company's equity-based awards, recognized for the year ended December 31, 2006, 2007 and 2008, was comprised as follows:

	Year ended December 31,
	2006	2007	2008

Cost of revenues	$15	$31	$45
Research and development	196	246	319
Selling and marketing	96	194	298
General and administrative	638	612	870

	$945	$1,083	$1,532

NOTE 6:	INCOME TAXES

a.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities. In February 2008, the inflation adjustment law was cancelled.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	INCOME TAXES (Cont.)

c.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

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

As of December 31, 2008, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 78,000 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2008, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $ 92,000. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2010 through 2025.

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

e.	Deferred income taxes:

The Company's deferred tax assets resulting from tax loss carryforwards and temporary differences are as follows:

	December 31,
	2006	2007	2008
Deferred tax assets are as follows:

Operating loss carry–forwards	$50,292	$53,573	$53,829
Temporary differences	684	1,076	1,440

Deferred tax asset before valuation allowance	50,976	54,649	55,269
Valuation allowance	(50,976)	(54,649)	(55,269)

Net deferred tax asset	$-	$-	$-

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	INCOME TAXES (Cont.)

f.	The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in a change to the Company's accumulated deficit.

Income (loss) before taxes on income consists of the following:

	Year December 31,
	2006	2007	2008

Israel	$(393)	$1,080	$1,469
U.S.	203	1,057	808

	$(190)	$2,137	$2,277

The Company is required to calculate and account for income taxes in each jurisdiction in which the Company or its subsidiary operate. Significant judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities.

g.	Taxes on income are comprised of the following:

	Year December 31,
	2006	2007	2008

Foreign - Current	$-	$28	$7

h.
The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating loss carry forward due to the uncertainty of the realization of such tax benefits.

i.	Tax assessments:

The Company has final tax assessments in Israel until 2003.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	GEOGRAPHIC INFORMATION

The Company conducts its business on the basis of one reportable segment. The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

a.	Revenues from external customers:

	Year ended December 31,
	2006	2007	2008

Israel	$344	$742	$1,080
North America	4,525	6,424	8,018
Europe	1,715	2,735	3,160
Asia	493	1,038	1,497
Other	157	311	337

	$7,234	$11,250	$14,092

For the years ended December 31, 2006, 2007 and 2008, there are no major customers.

b.	The Company's net amount of long–lived assets is as follows:

	December 31
	2007	2008

Israel	$179	$175
U.S.A.	607	596

	$786	$771

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
Ron Ela
Chief Financial Officer
March 30, 2009

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 14, 2007.(2)

2.1	Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)

2.1.1	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of December 29, 1999.(3)

2.1.2	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of March 10, 2000.(4)

2.3	Exhibit “D” to Securities Purchase Agreement dated May 18, 2004 between Commtouch Software Ltd. and certain investors thereunder – Form of Registration Rights Agreement.(10)

2.4	Exhibit “A” to Securities Purchase Agreement dated May 18, 2004 between Commtouch Software Ltd. and certain investors thereunder – Form of Initial Warrants.(11)

2.5	Exhibit “A” to Securities Purchase Agreement dated October 31, 2004 between Commtouch Software Ltd. and certain investors thereunder – Form of Registration Rights Agreement.(12)

2.6	Redemption, Amendment and Exchange Agreement dated October 31, 2004 between Commtouch Software Ltd. and certain investors thereunder.(13)

2.7	Exhibit “B” to Securities Purchase Agreement dated October 2, 2005 between Commtouch Software Ltd. and certain investors thereunder – Form of Series 2 Warrant.(14)

2.8	Exhibit “C” to Securities Purchase Agreement dated October 2, 2005 between Commtouch Software Ltd. and certain investors thereunder – Form of Registration Rights Agreement.(15)

2.9	Addendum 1 to Registration Rights Agreement, dated October 6, 2005 between Commtouch Software Ltd. and certain investors thereunder.(16)

4.1	Commtouch Software Ltd. Amended and Restated 1996 CSI Stock Option Plan.(5)

4.2	Commtouch Software Ltd. 2006 U.S. Stock Option Plan.(6)

4.3	Amended and Restated 1999 Section 3(i) Share Option Plan.(9)

4.4	Amended and Restated Commtouch Software Ltd. 1999 Non–Employee Directors Stock Option Plan.(7)

4.5	Extension of Amended and Restated Commtouch Software Ltd. 1999 Non-Employee Directors Stock Option Plan.

4.6	Commtouch Software Ltd. Amended and Restated Israeli Share Option Plan [successor plan to 1999 Section 3(i) Share Option Plan].(8)

4.7	Summary of Director Compensation.

8	List of Subsidiaries of the Company.

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent auditors.

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–78531.

(2)	Incorporated by reference to Exhibit 1.2 to Annual Report on Form 20–F for the year ended December 31, 2007.

(3)	Incorporated by reference to exhibit in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–89773.

(4)	Incorporated by reference to exhibits in Amendment No. 2 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–89773, filed March 28, 2000.

(5)	Incorporated by reference to Exhibit 99.2 to Registration Statement on Form S–8 No. 333–141177.

(6)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177.

(7)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177.

(8)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177.

(9)	Incorporated by reference to Exhibit 5 to Schedule TO, filed July 20, 2001.

(10)	Incorporated by reference to Exhibit 99.2 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.

(11)	Incorporated by reference to Exhibit 99.3 to Report on Form 6–K for the month of May 2004, filed May 19, 2004.

(12)	Incorporated by reference to Exhibit 99.4 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.

(13)	Incorporated by reference to Exhibit 99.5 to Report on Form 6–K for the month of November 2004, filed November 5, 2004.

(14)	Incorporated by reference to Exhibit 99.6 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.

(15)	Incorporated by reference to Exhibit 99.3 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.

(16)	Incorporated by reference to Exhibit 99.4 to Report on Form 6–K for the month of October 2005, filed October 11, 2005.