Form 20-F
period 2009-12-31
COMMTOUCH SOFTWARE LTD
filed 2010-03-26
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2009).

Ordinary Shares, par value NIS 0.15            23,958,761

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐ Yes     ☐ No1

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  Check one:

Large accelerated filer☐	Accelerated filer☐	Non-accelerated filer☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP☒	International Financial Reporting Standards as issued by the International Accounting Standards Board☐	Other☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

1 Boxes to remain unchecked.

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

The selected consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(USD in thousands, except per share data)
Selected Data:
Revenues	$3,925	$7,234	$11,250	$14,092	$15,189
Operating profit (loss)	$(2,656)	$(415)	$1,610	$1,931	$2,696
Net income (loss) attributable to ordinary and equivalently participating shareholders	$(2,690)	$(190)	$2,109	$2,270	$5,160
Basic net earnings (loss) per share	$(0.28)	$(0.01)	$0.08	$0.09	$0.21
Diluted net earnings (loss) per share	$(0.28)	$(0.01)	$0.08	$0.08	$0.20
Weighted average number of shares used in computing basic net earnings (loss) per share	15,802	22,113	24,847	25,619	24,532
Weighted average number of shares used in computing diluted net earnings (loss) per share	15,802	22,113	27,591	26,929	25,292
Total Assets	$7,995	$11,999	$18,210	$20,709	25,190

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

Business Risks

If the market does not continue to respond favorably to our current messaging and Web security solutions, including our anti-spam, email anti-virus and  Uniform Resource Locator or URL filtering solutions, or our future solutions do not gain acceptance, we will fail to generate sufficient revenues.

Our success depends on the continued acceptance and use of our messaging and Web security solutions by current and new enterprise, Original Equipment Manufacturer or OEM, and Service Provider customers. We have been selling our anti-spam products for over six years, Zero-Hour™ virus outbreak detection product for approximately five years, our GlobalView™ Mail Reputation perimeter defense solution for approximately four years and our URL filtering solutions for over one year.

As the markets for messaging and Web security products continue to mature and consolidate, we are seeing increasing competitive pressures and demands for even higher quality products at lower prices.   This increasing demand comes at a time when email and Web-based threats are more varied and intensive, challenging even the top end solutions to keep their performance at an industry acceptable high level of accuracy. If our solutions do not continue to evolve to meet market demand, or newer products on the market prove more effective, our business could fail.  Also, if growth in the markets for messaging and Web-based security solutions begins to slow, our business will suffer dramatically.

Continuing unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition

It is not yet clear if the recent crisis in the financial and credit markets in the United States, Europe and Asia, that led to a global economic slowdown, has passed completely. If the economies of countries in which our customers and potential customers are located continue to be weak or weaken further, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our services and longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our OEM partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. While our OEM business remained strong during 2009, we did see instances of financial weakness with a few non-key OEM partners during 2009.   Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition.

If global economic and market conditions, or economic conditions in the United States or other key markets do not continue to improve, or revert to a recessionary state, our business, operating results and financial condition may be adversely impacted in a material way.

Tighter governmental enforcement of regulations could decrease the distribution of unsolicited bulk (spam) email and malicious software and decrease demand for our solutions, or increase our cost of doing business.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM Act) established a framework of administrative, civil, and criminal tools to combat spam. The law establishes both civil and criminal prohibitions to assist in deterring the most offensive forms of spam, including unmarked sexually-oriented messages and emails containing fraudulent headers. Under the law, senders of email are required to honor a request by a consumer not to receive any further unsolicited messages. While past high profile prosecutions of direct marketers seemingly have not had much of a deterrent effect on marketers of unsolicited email, it is not known whether or not future enforcement actions will prove effective.

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

We expect to continue to be dependent upon resellers and OEM partners for a significant portion of our revenues, which will be derived from sales of our messaging and Web security solutions. Our operating results and financial condition may be materially adversely affected if:

•	Our limited product suite fails to remain attractive to current or prospective partners;

•	Anticipated orders or payments from these resellers and OEM partners fail to materialize;

•	We are unable to locate and or sign additional OEM partners (given the limited pool of available candidates for our technology); or

•	Some of the key resellers or OEM partners cease the promotion of our business or begin to promote additional solutions in a layered approach to email defense and URL filtering management.

•	Some of our key OEM partners’ businesses fail as a result of a deepening global economic crisis.

Our	quarterly operating results may fluctuate, which could adversely affect the value of your investment.

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

•	Our ability to successfully market our messaging and Web security solutions in new markets, both domestic and international;

•	Our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;

•	The continued acceptance of our solutions by our current customer base;

•	Our ability to expand our workforce with qualified personnel, as may be needed;

•	Unanticipated bugs or other problems affecting the delivery of our solutions to customers;

•	The success of our resellers’ and OEM partners’ sales efforts to potential customers;

•	The solvency of our resellers and OEM partners and their ability to allocate sufficient resources towards the marketing of our solutions to potential customers;

•	Our OEM partners’ ability to effectively integrate our solutions into their product offerings;

•	The substantial decrease in information technology spending;

•	The pricing of our solutions;

•	Our ability to timely collect fees owed by resellers and OEM partners;

•	A renewed global slowdown;

•
Sudden, dramatic fluctuations in exchange rates of currencies covering the fees we collect from our foreign customers versus the currencies utilized in our business (namely, the New Israeli Shekel, U.S. Dollar and EURO);

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

Our products and services have changed many times since we commenced operations in 1991.  For example, in late 2006, we announced the availability of our IP reputation service, now known as GlobalView Mail Reputation and in late 2008, we released the initial version of our URL filtering, or Web security, solutions. Future changes  in our product offerings may require that we adjust our business processes and workforce, which can cause fluctuations in our results from operations.

We have many established competitors who are offering a multitude of solutions to the problems of spam/virus distribution and Web-related security threats.

The market for messaging security products remains intensely competitive. This has resulted in pricing pressures and lower operating margins, which has been a cause in the slowing of our business’ rate of growth.

In the market for messaging security solutions, there are fewer providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on the content of potential spam email) than in the past, and more sophisticated offerings that compete with our solutions. Messaging security providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include Symantec (Brightmail), TrendMicro, McAfee (including products of the previously acquired Secure Computing) and Cisco (IronPort).  Messaging security providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Mail-Filters.  As this market continues to develop, it is likely that companies will attempt to either enter or increase their presence in this market, or expand into ancillary markets, by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this are the acquisitions of IronPort by Cisco, Secure Computing by McAfee, CipherTrust by Secure Computing, Brightmail by Symantec Corp., Microsoft of both Frontbridge Technologies and Sybari Software and, more recently, Bizanga by Cloudmark.

In the market for Web security solutions, there are fewer providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on “Black & White” lists) than in the past, and more advanced offerings that compete with our URL filtering solutions. Web security providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include McAfee (Secure Computing), WebSense and IBM (ISS/Cobion).  Web security providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include BrightCloud, eSoft, RuleSpace and Puresight.  As this market continues to develop, it is likely that companies with greater resources than ours will attempt to either enter or increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this are the acquisitions of Fastdata by Cisco, SurfControl by WebSense and Secure Computing by McAfee.

Also, there are companies that develop and maintain in-house email defense and web security solutions, such as Google and Yahoo. These and other companies could potentially leverage their existing capabilities and relationships to enter the messaging and/or Web security markets.

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

The complexity of the underlying technological base of messaging and Web security solutions, and the current landscape of the markets, require highly trained sales and business development personnel to educate prospective resellers, OEM partners and customers regarding the use and benefits of our solutions. Recently, we have added new vice presidents of business development for our U.S. and international operations.  It may take time for our current and future employees to convey to potential, as well as current, OEM partners and resellers how to most effectively market and utilize our solutions. As a result, our sales and business development personnel may not be able to compete successfully against larger, more heavily financed and more experienced sales and business development departments of our competitors.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel could materially and adversely affect our business. The loss of our software developers or senior operations personnel may also adversely affect the continued development and support of our messaging and Web security solutions, thereby causing our operating results to suffer and the value of your investment to decline.

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

As of December 31, 2009, we had sales offices in Israel and the United States. We also are marketing our messaging and Web security solutions in international markets by utilizing appropriate distribution channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

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

Our Web security solution may be adversely affected if we are not able to receive sufficient components from third party suppliers.

Our Web security solution relies in part on certain components supplied by third parties pursuant to contractual relationships.  If these third parties breach their agreements with us, we may have difficulty in securing alternative sources for these components in a timely manner and thus our Web security solution may not perform at the level we expect.  If this were to occur, the effectiveness of this solution would drop, it would become less attractive to customers/potential customers and anticipated revenues could decline.

Technology Risks

We have recently entered a new market with our URL filtering solutions, and may not fully appreciate the needs of customers and risks inherent in this new market

Historically, Commtouch has focused its products solely on email based messaging security solutions.  The recent move into the Web security industry in late 2008 represents our first effort at expansion into a totally new market.  While we have expended resources in educating ourselves about this new market, and we showed tangible traction in this new market during 2009, nevertheless we cannot be totally certain that we have anticipated all possible issues that might arise with our “in the cloud” technology infrastructure and trends affecting Web-based threats.  Should unanticipated issues arise, sales of our URL filtering solutions likely will slow and our business will suffer.

We may not have the resources or skills required to adapt to the changing technological requirements and shifting preferences of our customers and their users.

Both the messaging and Web security industries are characterized by difficult technological challenges, sophisticated distributors of email and Web threats, multiple-variant viruses, unique phishing scams and constantly evolving malevolent software distribution practices and targets that could render our solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing messaging and Web security solutions and to develop new solutions, functions and technology that address the potential needs of prospective and current customers and their users. The development of proprietary technology and necessary enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt to OEM, customer or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition, and may not be able to do so.

Our solutions may be adversely affected by defects or denial of service attacks, which could cause our OEM partners, customers or end users to stop using our solutions.

Our messaging and Web security solutions are based in part upon new and complex software and highly advanced computer systems. Complex software and computer systems can contain defects, particularly when first introduced or when new versions are released, and are possible targets for denial of service attacks instigated by “hackers”. Although we conduct extensive testing and implement Internet security processes, we may not discover defects to or vulnerabilities in our software or systems that affect our new or current solutions or enhancements until after they are delivered. Although we have not experienced any material defects or vulnerabilities to date in our messaging and Web security offerings, it is possible that, despite testing by us, defects or vulnerabilities may exist in the solutions we provide. These defects or vulnerabilities could cause or lead to interruptions for customers of our solutions, resulting in damage to our reputation, legal risks, loss of revenue, delays in market acceptance and diversion of our development resources, any of which could cause our business to suffer.

Our solutions may be adversely affected if we are not able to receive a sufficient sampling of Internet traffic or deliver our services to customers.

Our messaging and Web security solutions are dependent, in part, on the ability of our Detection Centers to analyze, in an automated fashion, live feeds of Internet and Web related traffic received through our services to customers and other contractual arrangements.  If we were to suffer an unanticipated, substantial decrease in such traffic or our Detection Centers become unavailable for any significant period, the effectiveness of our technologies would drop, our product offerings would become less attractive to customers/potential customers and revenues could decline.

Our Web security solution may be adversely affected if we are not able to receive sufficient components from third party suppliers.

Our Web security solution relies in part on certain components supplied by third parties pursuant to contractual relationships.  If these third parties breach their agreements with us, we may have difficulty in securing alternative sources for these components in a timely manner and thus our Web security solution may not perform at the level we expect.  If this were to occur, the effectiveness of this solution would drop, it would become less attractive to customers/potential customers and anticipated revenues could decline.

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

Notwithstanding the Company’s current, solid financial condition and the fact that recently the Office of the Chief Scientist for the State of Israel, or the OCS, has approved the allocation of research and development funding for the Company, should additional funding become necessary we may be unable to secure capital on acceptable terms, or at all, due to, among other things, difficulties in the capital and credit markets.  In such case, the Company’s business could suffer.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of the voting power in the Company (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 36.3% of our outstanding Ordinary Shares as of December 31, 2009. Included in the calculation of voting power are warrants and options exercisable by the affiliated entities within 60 days thereof (the exercise price of some of which was more than the price of our shares as of December 31, 2009). If they vote together (especially if they were to convert all beneficial holdings into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

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

  Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the NASDAQ Capital Market and also on the Tel Aviv Stock Exchange.  Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and New Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  Consequently, the trading prices of our ordinary shares on these two markets often differ.  Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

During 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed in the United States an anti-spam related patent application, claiming priority for a prior period based on the filing of U.S. Provisional Patent Application. This application remains outstanding. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related).  This provisional application was converted to a formal patent application, which we continue to prosecute with the United States Patent and Trademark Office.  During 2008, we filed a U.S. Provisional Patent Application for anti-malware data center aggregate, the subject of which remains unpublished and thus confidential. During 2009, it too converted into a formal patent application.  We may seek to patent certain additional software or other technology in the future. Any such patent applications might not result in patents issued within the scope of the claims we seek, or at all.

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

We cannot be certain that our messaging and Web security solutions do not infringe issued patents in certain parts of the world. In addition, because patent applications in the United States are not publicly disclosed until eighteen months after the application is filed, applications previously may have been filed which relate to our solutions.  Therefore, other parties, whether in the United States or elsewhere, may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of copyrights, trademarks and other intellectual property rights of third parties by ourselves and our customers. Our customer agreements typically include indemnity provisions, so we may be obligated to defend against third party intellectual property rights infringement claims on behalf of our customers.   Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.  We may not have the proper resources in order to adequately defend against such claims.

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

Certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency, such as in connection with the hostilities along Israel's border with the Gaza Strip in December 2008 and January 2009. Although Commtouch has operated effectively under these requirements since its inception, we cannot predict the effect of these obligations on Commtouch in the future. Our operations could be disrupted by the absence for a significant period of one or more of our officers or key employees due to military service. Any disruption in our operations would harm our business.

Because a substantial portion of our revenues historically have been generated in U.S. dollars and the Euro, and a portion of our expenses have been incurred in New Israeli Shekels, our results of operations may be adversely affected by currency fluctuations.

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

 Prior to 1998, we received grants from the Government of Israel, through the OCS, for the financing of a significant portion of our research and development expenditures in Israel. These grants totaled $0.6 million.  In 2001, we received $0.6 million and in 2002 we received $0.2 million. We did not submit an application for funding during the period 2004 - 2008.  In 2009, our application for funding was approved in an amount of approximately $0.5 million. We currently intend to apply for an additional grant during 2010.  In the past, the OCS budget has been subject to reductions which may affect the availability of funds for possible future grants. Therefore, we cannot be certain that we will be able to receive future grants in similar amounts, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.

Among other things, we may follow home country practice with regard to composition of the board of directors and quorum at shareholders' meetings.  In addition, we may follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company.

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

We are a provider of messaging and Web security solutions to a wide array of customers and OEM distribution partners, including real-time anti-spam, Zero-Hour virus outbreak protection and Global View Mail Reputation services, as well as a GlobalView URL Filtering solution. The Company offers its solutions to network and security vendors offering content security gateways, unified threat management solutions, network routers and appliances, anti-virus solutions and to service providers such as Software-as-a-Service vendors, Web hosting providers and Internet Service Providers.  At the core of Commtouch’s messaging security offerings is Commtouch’s proprietary Recurrent Pattern Detection (RPD)™ technology which, in general terms, analyzes messages associated with mass email outbreaks and directs the blocking of such emails, without the need to analyze individual messages.  At the core of Commtouch’s URL filtering solutions is its “in the cloud” infrastructure, which analyzes various feeds from worldwide sources pertaining to URLs, and provides a ranking of the URLs tailored to the needs of each customer.

Additional Detail on Commtouch Offerings

We offer a Software Development Kit or SDK comprised of multiple components, which is built on our proprietary Recurrent Pattern Detection™ technology; each different component enables third-party vendors to integrate a Company offering. Two components, known as ctasd and ctengine, represent alternative methods of enabling third-party vendors to integrate the Commtouch anti-spam solution into their existing offerings. Both ctengine and ctasd provide these manufacturers or service providers with full spam identification and spam classification services from the Commtouch Detection Centers (described below). The SDK communicates fully with a remote Detection Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side. These same two components also enable integration of the Company’s Zero-Hour™ virus outbreak protection. This solution provides customers with the ability to block malevolent software (or as known in the industry "malware"), including email borne viruses, in real time, at the moment the initial attack occurs. During the initial attack phase, traditional anti-virus vendors are typically analyzing messages to determine whether they are indeed infected with a virus. It is this critical lag in response time by traditional anti-virus vendors that the Zero-Hour solution has been developed to remedy.

A third component of the SDK, known as ctipd, enables integration of the Company’s GlobalView Mail Reputation Service. This service is typically integrated into a device that sits at the perimeter of the organization, deciding which email traffic to allow to enter the organization, and which to block. It accomplishes this by receiving classification data from a Commtouch Detection Center about the sender of each email message.

Products that may benefit from integration of the SDK solution include:

•	Anti-virus applications;

•	Content filtering solutions;

•	Firewall systems;

•	Security servers; and

•	Other network appliances

In relation to the three components noted above, Commtouch has also developed plug-ins, milters and a connector to enable hosting and service providers to access these Commtouch services in connection with their existing messaging products.  Commtouch’s support of the hosting and service provider industry encompasses a wide range of third party technologies: integration with Parallels Plesk, H-Sphere and cPanel; plug-ins for common open source email filtering packages such as SpamAssassin; a connector for Microsoft Exchange; and a Milter for Sendmail and Postfix.

We also offer an enterprise anti-spam and Zero-Hour virus outbreak detection solution, consisting of both a software element, or the “Enterprise Gateway”, and a service component, or a Commtouch “Detection Center”, which is typically sold through reseller channels.  At the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam and virus detection services from the Detection Center, all allowing for real-time reaction to worldwide attacks. At the heart of the solution, however, is the Detection Center, which detects new spam and virus attacks as soon as they are launched and distributed over the Internet, and communicates the detection results to the Enterprise Gateways to enable real-time protection.

During late 2008, the Company released its Globalview URL filtering solution – a Web security solution representing the Company’s first foray into a non-email centric market. The services associated with this solution analyze and categorize for customers of our OEM partners the website being accessed by such customers, mainly in order to prevent a) the possibility of malware attacks being propogated by malicious URLs, b) access to non-business related websites by employees and c) access by children to inappropriate websites.

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

In the market for messaging security solutions, there are fewer providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on the content of potential spam email) than in the past, and more sophisticated offerings that compete with our solutions. Email defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include Symantec (Brightmail), TrendMicro, McAfee (including products of the previously acquired Secure Computing) and Cisco (IronPort).  Email defense providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Mail-Filters.

Commtouch’s GlobalView Mail Reputation Service competes in an evolving market. This market includes some established vendors, including TrendMicro, that are offering reputation-based solutions. In some cases, while the product positioning may be new, the underlying solutions may be mature – for example, Spamhaus repositioning its RBL, or “Real-time Block List”, service as a commercial reputation service. In addition, there are several startups competing in this space, such as Karmasphere.

The market for real-time virus protection products is also constantly evolving, as those promoting the proliferation of viruses continually seek new distribution techniques. Commtouch’s offering differs from traditional anti-virus solutions in that we are offering an additional, complementary solution to signature and heuristic-based anti-virus engines. For this reason, our Zero-Hour virus outbreak protection engine has been employed by several anti-virus companies, including F-Secure and VirusBuster.  If virus distribution methods continue to migrate from email to other formats, there may be less of a demand for our Zero-Hour solution and more of a demand for a Web security product, such as our GlobalView URL filtering solution.

In the market for Web security solutions, there are fewer providers offering somewhat ineffectual “content filtering” solutions (solutions focusing solely on “Black & White” lists) than in the past, and more advanced offerings that compete with our GlobalView URL filtering solution. Web security providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include McAfee (Secure Computing), WebSense and IBM (ISS/Cobion).  Web security providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include BrightCloud, RuleSpace and Puresight.

We expect that the markets for messaging and Web security solutions will continue to become more consolidated, with companies increasing their presence in this market or entering ancillary markets by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this in the messaging security field are the acquisitions of IronPort by Cisco, CipherTrust by Secure Computing, Brightmail by Symantec Corp., Microsoft of both Frontbridge and Sybari Software and, more recently, Cloudmark of Bizanga.  Some examples of this in the web defense field are the acquisitions of Fastdata by Cisco, SurfControl by WebSense and Secure Computing by McAfee.

See also disclosure under “Item 3. Key Information– RISK FACTORS—Business Risks—We have many established competitors who are offering a multitude of solutions to the problems of spam/virus distribution and Web-related security threats.”

Sales and Marketing

We utilize third party distribution channels to sell our products.  Generally, our software is provided to OEM customers, who in turn integrate the software into their product or service offerings for sale of our services to their customers.  We are paid service fees under a variety of fee structures, including fixed fee and fee sharing arrangements.

Our enterprise anti-spam and Zero-Hour anti-virus gateway product is sold through resellers, who pay us pre-negotiated fees from each sale closed with a reseller’s customer.

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

Intellectual Property

We regard our patented and patent pending anti–spam and anti-virus technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. During 2004, we purchased a United States patent, Patent No. 6,330,590, which we believe to be an integral part of our patent strategy aimed at protecting our proprietary anti-spam technology.  During 2005, we filed in the United States an anti-spam related patent application, claiming priority for a prior period based on the filing of U.S. Provisional Patent Application. This application remains outstanding. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related).  This provisional application was converted to a formal patent application, which we continue to prosecute with the United States Patent and Trademark Office.  During 2008, we filed a U.S. Provisional Patent Application for anti-malware data center aggregate, the subject of which remains unpublished and thus confidential. During 2009, it too converted into a formal patent application.  We may seek to patent certain additional software or other technology in the future. We are only actively maintaining our registered trademark for "COMMTOUCH", which is registered in the U.S., Canada, Israel, European Union, China, Taiwan and South Korea. A previous registration of "PRONTO" in Canada is still in force, but we are not maintaining this registration and it will lapse. Since at least September 2003, we have claimed trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our messaging security solutions.  We have also been claiming trademark rights in Zero-Hour in relation to our virus outbreak detection product (and more recently one of our web security products) and GlobalView in relation to our IP reputation and Web security products.

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

Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement by us and/or our customers of the trademarks and other intellectual property rights of third parties.  Our customer agreements typically include indemnity provisions, so we may be obligated to defend against third party intellectual property rights infringement claims on behalf of our customers.  Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

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

The propagation of email viruses, whether through email or Web sites, which are aimed at destroying or stealing third party data, is illegal under standard state and federal law outlawing theft, misappropriation, conversion, etc., without the need for special legislation prohibiting such activities on the Internet.  Despite the existence of these laws, sources for Internet viruses continue to spread multi-variant viruses seemingly without much fear of recrimination.  New laws providing for more stringent penalties could be adopted in various jurisdictions, but it is unclear what, if any, affect these would have on the anti-virus industry in general and our Zero-Hour Virus Outbreak Detection and GlobalView URL filtering solutions in particular.

Employees

As of December 31, 2009, 2008 and 2007, we had 72, 69 and 60 employees, respectively. None of our U.S. employees are covered by a collective bargaining agreement. As of December 31, 2009, our employees were categorized as follows:

LOCATION	General & Administrative	Sales & Marketing	Research & Development	Hosting (Operations)	TOTAL:
ISRAEL OFFICE	7	13	37	-	57
U.S. OFFICE	4	5	-	6	15

We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to Commtouch’s Israeli employees. These provisions principally concern the maximum length of the workday and workweek, minimum wages, contributions to a pension fund, insurance for work–related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time.  Also, all Israeli employees employed for at least a year commencing in 2009 are entitled to the funding of pension benefits by preset monthly contributions of the employee and the employer.  Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and the employer contributes between 13.3% and 15.8% of the employee’s base salary. Full–time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

Description of Property

All of our facilities are leased. Our headquarters, in Netanya, Israel, is approximately 1,057.4 square meters, and it houses senior management, research and development, sales, marketing and administrative personnel.  Our subsidiary’s Sunnyvale, California office, which is approximately 4, 527 square feet in size, houses administrative, sales and hosting (operations) personnel.

Geographic InformationThe Company conducts its business on the basis of one reportable segment (see also Note 1 of  Notes to the Financial Statements for a brief description of the Company’s business) in accordance with ASC 280, "Segment Reporting".

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects - “Revenue Sources” and the financial statements included elsewhere in this annual report. Below is a breakdown of our revenues by location (in thousands):

	Year December 31,
	2007	2008	2009

Israel	$742	$1,080	$1,544
North America	6,424	8,018	8,032
Europe	2,735	3,160	3,776
Asia	1,038	1,497	1,508
Other	311	337	329

	$11,250	$14,092	15,189

We have had only negligible capital expenditures and divestitures in the last three financial years.

Item 4A.  Unresolved Staff Comments.

Not applicable

Item 5. Operating and Financial Review and Prospects.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market.

Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are accounting for stock-based compensation, revenue recognition, commitments and contingencies, valuation of investments and accounting for income taxes .

Accounting for Stock–Based Compensation:

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company applies ASC 718, and ASC 505-50, "Equity Based Payments to Non-Employees" ("ASC 505-50"), with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

The Company recognizes compensation expense for the value of its awards on a straight line basis over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

Revenue recognition

The Company derives revenues from Anti-Spam, Zero-Hour™ Virus Outbreak Protection, GlobalView Mail Reputation and GlobalView URL filtering Services. The service component of the Company's solutions is considered essential to the functionality of the software components. Furthermore, the software components cannot be effectively used on a standalone basis, or with a third party's service. The customer has no ability to effectively run the software or the Software Development Kit ("SDK") on its own hardware. As the software portion of the product cannot effectively stand on its own, the Company considers each sale as a service arrangement.

Therefore, revenues from such services are recognized over the service term, which generally includes a term period of one to three years.

Revenue is recognized in accordance with ASC 605, "Revenue Recognition", when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collectability is probable.

We generally use customer purchase orders and contracts to determine the existence of an arrangement. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

Commitments and Contingencies

Commtouch periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called “contingencies”, and Commtouch’s accounting for such events is prescribed by ASC 450 “Contingencies” ("ASC 450 "). ASC 450 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

ASC 450 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of the uncertain future events; and (2) that the amount of the loss can be reasonably estimated.

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

Valuation of investments

In 2008, the Company classified its marketable securities in accordance with ASC 320, "Investments-Debt and Equity Securities" ("ASC 320"), as available-for-sale. The marketable securities that were held for the short-term and available for immediate sale were stated at quoted market prices at balance sheet date. The Company's marketable securities consisted of highly-rated auction rate (AAA) securities ("ARS") which were federal backed student loan securities. Available-for-sale securities were carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity.

Commencing February 2008, all of the Company's ARSs (comprised of five securities) suffered from failed auctions. On January 5, 2009, all of the Company's marketable securities were purchased by the bank at full par value amounting to a total of $2 million and by agreeing to the settlement with the bank, the Company essentially stated that it no longer had the intent of holding the ARSs until recovery, as it would recover any unrealized loss through the settlement offer and, accordingly, the ARSs were classified as trading securities as of December 31, 2008.

Accounting for income taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC 740"). ASC 740  prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

In 2009, a deferred tax asset in the amount of $2.4 million in respect of loss carry forwards and other temporary differences was created in respect of forecasted taxable income that is more likely than not to be realized in the foreseeable future, based on our established pattern of profitability in the last few years.

Deferred tax assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. No liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2009 and 2008 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements.

Revenue Sources

We recognize revenues from anti-spam, Zero-Hour virus outbreak detection, GlobalView Reputation and URL filtering/Web security services. Revenues from these services are recognized when persuasive evidence of an arrangement exists, services are provided, the fee is fixed or determinable and collectability is probable. Revenues derived from these services are recognized ratably over the life of the service period.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	2007	2008	2009

Revenues	$11,250	$14,092	$15,189
Cost of revenues	1,411	1,828	2,260
Gross profit	9,839	12,264	12,929
Operating expenses:
Research and development, net	2,187	3,152	2,958
Sales and marketing	3,453	3,992	4,212
General and administrative	2,589	3,189	3,063
Total operating expenses	8,229	10,333	10,233
Operating income	1,610	1,931	2,696
Financial income (expenses), net	527	346	60

Net income before taxes on income (tax benefit)	2,137	2,277	2,756
Taxes on income (tax benefit)	28	7	(2,404)

Net income attributable to ordinary and equivalently participating shareholders	$2,109	$2,270	$5,160

Comparison of Years Ended December 31, 2009 and 2008

Revenues. Revenues increased by $1.1 million from $14.1 million in 2008 to $15.2 million in 2009.  The increase is mainly due to a growth in market share, especially in the international (non-U.S.) markets and due to sales derived from our Web security product launched in the fourth quarter of 2008. The number of parties we signed OEM agreements with increased by 29 in 2009 and amounted to 135 as of December 31, 2009, 18 of which are in respect of our Web security products.

Cost of Revenues. Cost of revenues increased by $0.5 million from $1.8 million in 2008 to $2.3 million in 2009. The increase in 2009 is mainly due to higher facility costs and hosting expenses following the opening of a fifth data center in the U.S.  aimed to serve the increasing number of customers. Cost of revenues increased in 2009 to a greater extent than the sales in 2009 due to economies of scale, i.e., most costs of revenues are fixed and are not affected by increases or decreases in revenues.

Research and Development, net. Research and development expenses decreased by 6% and amounted to $3.0 million in 2009 compared to $3.2 million in 2008. The decrease is mainly due to approval of a $0.5 million OCS grant, which reduced our payroll cost in $0.3 million during 2009; however, this decrease was offset by an increase due to recruitment of additional employees to support the company’s efforts to develop new products. Research and development expenses include $0.3 million of expenses in connection with ASC 718.

Sales and Marketing. Sales and marketing expenses increased by 6% and amounted to $4.2 million compared to $4.0 million in 2008. The increase is mainly due to recruitment of employees and increased selling and marketing activity. In 2009, sales and marketing expenses included $0.3 million expenses in connection with ASC 718.

General and Administrative. General and administrative expenses decreased by 4% from $3.2 million in 2008 to $3.1 million in 2009. The decrease is mainly due to a decrease in expenses related to ASC 718. In 2009, general and administrative expenses included $0.7 million expenses in connection with ASC 718.

Financial Income (Expenses), Net. Financial income (expenses), net, decreased by 83% from income of $0.3 million in 2008 to income of $60,000 in 2009.  The decrease is primarily due to less interest income derived from declining interest rates throughout 2009 earned on the company's cash deposits.

Taxes on income (tax benefit). In 2009, a deferred tax asset in the amount of $2.4 million in respect of loss carry forwards and other temporary differences was created in respect of forecasted taxable income that is more likely than not to be realized in the foreseeable future, based on our established pattern of profitability in the last few years.

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

Research and Development,net. Research and development expenses increased by 44% and amounted to $3.2 million in 2008 compared to $2.2 million in 2007. The increase is due to recruitment of more employees as part of the Company’s decision to develop new products. Research and development expenses include $319,000 of expenses in connection with ASC 718.

Sales and Marketing. Sales and marketing expenses increased by 16% and amounted to $4.0 million compared to $3.5 million in 2007. The increase is mainly due to recruitment of employees and increased selling and marketing activity. In 2008, sales and marketing expenses included $298,000 expenses in connection with ASC 718.

General and Administrative. General and administrative expenses increased by 23% from $2.6 million in 2007 to $3.2 million in 2008. The increase is mainly due to the recruitment of two new employees. In 2008, general and administrative expenses included $833,000 expenses in connection with ASC 718.

Financial Income (Expenses), Net. Financial income (expenses), net, decreased by 34% from income of $527,000 in 2007 to income of $346,000 in 2008.  The decrease is primarily due to less interest income derived from declining interest rates throughout 2008, earned on the company's cash deposits.

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2009. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun 30,	Sept. 30,	Dec. 31,
	2008	2008	2008	2008	2009	2009	2009	2009
(in thousands)
(unaudited)

Revenues	$3,401	$3,568	$3,622	$3,501	$3.543	$3.733	$3,899	$4,014
Cost of revenues	449	459	466	454	513	516	596	635
Gross profit	2,952	3,109	3,156	3,047	3,030	3,217	3,303	3,379
Operating expenses:
Research and development, net	781	792	780	799	786	765	806	601
Sales and marketing	1,015	967	1,043	967	998	1,022	1,025	1,167
General and administrative	869	839	797	684	732	746	772	813
Total operating expenses	2,665	2,598	2,620	2,450	2,516	2,533	2,603	2,581
Operating income	287	511	536	597	514	684	700	798
Financial income (expenses), net	120	71	108	47	(78)	12	149	(23)
Net income	407	582	644	644	436	696	849	775
Taxes on income (tax benefit)	7	—	—	—	-	-	-	(2,404)
Net income attributable to ordinary and equivalently participating shareholders	$400	$582	$644	$644	$436	$696	$849	$3,179

Basic
Net income per share	$0.02	$0.02	$0.02	$0.03	$0.02	$0.03	$0.03	$0.13

Diluted net income per share	$0.01	$0.02	$0.02	$0.02	$0.02	$0.03	$0.03	$0.13

New Accounting Pronouncements

In June 2009, the FASB issued ASC 105, "Generally Accepted Accounting Principles" ("ASC 105"). ASC 105 establishes the FASB Accounting Standards Codification, which will become the source of authoritative U.S. GAAP recognized by the FASB. Following this statement, the FASB will issue new standards in the form of Accounting Standards Updates ("ASUs"). ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 did not have any impact on the Company's financial statements, as it does not modify GAAP, except for the specific references to GAAP literature in the notes to the Company's consolidated financial statements.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption of this update is effective on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. In such case the Company must also early adopt the amendment to ASC 605-25 with respect to multiple-elements arrangements. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition – Multiple-Element Arrangements", which amended the criteria for separating consideration in multiple-deliverable arrangements to:

-	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated;

-
Require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”);

-	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

-	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

Liquidity and Capital Resources

We have financed our operations from positive operating cash flows, the issuance of equity securities and, to a lesser extent, from private loans and research and development grants from the Israeli government.

As of December 31, 2008 and December 31, 2009, we had approximately $16.4 million and $17.3 million of cash and cash equivalents and marketable securities, respectively. The increase was mainly due to positive operating cash flow of $5.1 million  and receipt of proceeds from the exercise of warrants and options in the amount of $0.2 million, less $3.5 million expended in our Ordinary Share buyback plan (see discussion under Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”).

In 2009, net cash provided by operating activities was approximately $5.1 million. The increase in operating cash flow was mainly due to our net income in 2009. Net cash used in financing activities in 2009 was approximately $3.3 million, net of the share buyback activity. Net cash provided by investing activities in 2009 was $1.9 million and consisted primarily of a sale of marketable securities of $2.0 million, investment of $0.5 million in Mirapoint Software, Inc. – one of our OEM customers, a decrease in short term cash deposits of $0.7 million, and purchase of property and equipment in the amount of $0.4 million. As of December 31, 2008 and December 31, 2009, we had working capital of $14.8 million and $16.9 million, respectively.

As of December 31, 2008, marketable securities of the Company represented short-term municipal ARS, which were purchased at par (100) and were valued at par (100). They were all invested in triple A rated securities. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Commencing February 2008, the ARS (comprised of five securities) suffered from failed auctions. On January 5, 2009, the Company’s entire ARS portfolio was purchased by the issuing bank at full par value, amounting to a total of $2 million. Therefore, there was no effect on the statement of operations in 2008 and 2009 from such securities.

Based on the cash balance at December 31, 2009, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations at least through March 2011.

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2009 (in thousands):

Contractual Obligation	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$612	$478	$134	$-	$-

Other Long-term liabilities reflected on the Company’s Balance Sheet - Accrued severance pay	1,050	-	-	-	1,050

Other Long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(945))	-	-	-	(945)
Net - severance pay liability	105	-	-	-	105

Total	$717	$478	$134	$-	$105

Effective Corporate Tax Rates

The Company is subject to company tax on its taxable income. The applicable rate was 29% in 2007, 27% in 2008 and 26% in 2009, is 25% in 2010, and is scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

As of December 31, 2009, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 76,000, which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2009, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $ 92,000. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2011 through 2025.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to a "change in ownership" under provisions of the Internal Revenue Code of 1986 and similar state provisions.  Such limitation might result in the loss of some or all of our U.S. net operating losses.

Impact of Inflation and Currency Fluctuations

Most of our sales are in U.S. dollars, and the rest are mainly in Euros. However, a portion of our costs relate to our operations in Israel. A substantial portion of our operating expenses in Israel, primarily our research and development expenses are denominated in NIS. Costs and revenues not denominated in U.S. dollars are re-measured to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of our financial statements and reporting. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected, as occurred in the first half of 2008, when the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations.  Also, in the event that the U.S. dollar appreciates against the Euro, our revenues will decrease. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar and Euro/ U.S. dollar exchange rates.

The annual rate of inflation in Israel was 3.9% in 2009, 3.8% in 2008 and 3.4% in 2007 The NIS appreciated against the U.S. dollar by approximately (0.7%) in 2009 and (1.1%) in 2008 and (8.9%) in 2007. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 3.775 for one U.S. dollar on December 31, 2009. The representative dollar exchange rate was NIS 3.722 at March 16, 2010. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period–to–period comparisons of our results. The effects of foreign currency re–measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

Item 6. Directors, Senior Management and Employees

The following table presents information with respect to our directors’ beneficial ownership of our Ordinary Shares as of December 31, 2009.  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 23,958,761 Ordinary Shares outstanding as of December 31, 2009. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of December 31, 2009 are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Ordinary Share Beneficial Ownership >1%	Number of Ordinary Shares Beneficially Owned	Number of Options and Warrants included in Beneficial Ownership

Amir Lev, Director, President and CTO	49	3.3%	811,157	650,006 options, at exercise prices ranging from $0.36 to $6.60 per Ordinary Share. Expiration dates range from 12/30/11 to 8/4/15

Aviv Raiz, Director (1)(4)	51	22.8%	5,562,740
76,871 options, at exercise prices ranging from $1.58 to $6.60 per Ordinary Share.  Expiration dates range from 12/30/11 to 10/26/15. Also, 333,333 warrants, with an exercise price of $1.95, expiring in early October 2010

Gideon Mantel, Director, Chairman of the Board and CEO(4)	50	5.5%	1,365,643	962,617 options, at exercise prices ranging from $0.0375 to $6.60. Expiration dates range from 8/15/11 to 8/4/15

Hila Karah, Director(1)(3)	41	<1%	<1%

Lloyd E. Shefsky, Director(2)(3)(5)	69	1.5%	365,485	135,205 options, at exercise prices ranging from $1.17 to $6.60. Expiration dates range from 12/30/11 to 10/26/15

Yair Shamir, Director (Outside Director) (2)(3)(4)(6)	65	4.7%	1,200,241	27,913 options, at exercise prices ranging from $1.58 to $4.10. Expiration dates range from 3/31/14 to 10/26/15

Yair Bar-Touv, Director (Outside Director) (1)(2)	49	<1%	<1%

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating Committee

(4)	Member of the Investment Committee

(5)
Mr. Shefsky’s ownership information includes his individual holdings and holdings of LENE L.P. (134,265 Ordinary Shares), in which Mr. Shefsky currently holds a relatively nominal, limited partnership interest.

(6)
Mr. Shamir’s ownership interest includes 1,089,783 Ordinary Shares purchased by Catalyst Private Equity Partners II, for which Mr. Shamir acts as Chairman and Managing Partner.  Mr. Shamir’s options, as noted in the table above, are also held on behalf of Catalyst.

Other Senior Management Employees:

The following table sets forth the names and positions of our senior management employees, with ownership data being as of December 31, 2009:

Name	Age	Ownership >1%	Position
Gideon Mantel	50	See table above	CEO and Chairman of the Board
Amir Lev	49	See table above	President and Chief Technical Officer
Ron Ela	39	(1)	Chief Financial Officer
Ido Hadari	36	(1)	Chief Operating Officer
Gary Davis	48	(1)	Vice President, General Counsel and Corporate Secretary
Ronen Rosenblatt	44	(1)	Vice President, Research and Development Commtouch Software Ltd.
Francois Depayras	37	(1)	Vice President, Americas Sales and Business Development, Commtouch Inc.
Ofer Tal	39	(1)	Vice President, International Sales and Business Development, Commtouch Software Ltd.
Yossi Maslaton	43	(1)	Vice President, Network Operations & Customer Services, Commtouch Inc.
Asaf Greiner	36	(1)	Vice President, Products, Commtouch Software Ltd.
Rebecca Herson	40	(1)	Vice President, Marketing, Commtouch Software Ltd.
Gabriel Mizrahi	36	(1)	Vice President, Technologies, Commtouch Software Ltd.

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

Ido Hadari joined Commtouch in 2008, as Vice President, International Sales and Business Development and since November 2009 is serving as Chief Operating Officer. Mr. Hadari has over a decade of business management and sales experience, most recently at Interwise, an enterprise voice and web conferencing provider that was acquired by AT&T. At Interwise, where he worked for eight years, he held various senior business development and channel management positions with responsibilities for regional sales in Europe and Asia, and global strategic alliances. He holds a BA magna cum laude in Business Administration and Economics from Hebrew University, Jerusalem.

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

Ronen Rosenblatt rejoined Commtouch in January 2009 and serves as Vice President, Engineering. For the past 18 years, he has held executive positions in the Israeli hi-tech industry ranging from start–ups to publically traded companies. Mr. Rosenblatt served as VP of research and development at Commtouch in its early stages until 2000 and most recently, he served as Vice President of research and development at NiceVision, a division of Nice Systems. Previously, Mr. Rosenblatt served in technology and business executive roles in several startup companies, including Xacct, a provider of industry-leading mediation software for telecom service providers that was acquired by Amdocs, Savantis, and Gigaspaces. He earned a Bachelor of Science degree from Tel-Aviv University and an Executive MBA from the Recanati School of Business.

Francois Depayras re-joined Commtouch in 2010 as Vice President, Americas Sales and Business Development. Mr. Depayras has over a decade of experience in the messaging market, from leadership roles at Critical Path and Ensim as well as his prior affiliation with Commtouch. At Critical Path, Mr. Depayras served as Senior Product Manager, responsible for the development of a hosted email solution targeting large enterprises. He then served as Vice President of Sales and Alliances at Ensim, where he was responsible for managing worldwide sales of user provisioning software solutions targeting both service providers and enterprises, and managed relationships with strategic partners. Prior to these positions, Mr. Depayras worked at Commtouch for four years in a variety of roles, his last post being Director of Business Development. He holds an MBA from San Francisco State University.

Ofer Tal joined Commtouch in 2009 as Vice President, International Sales & Business Development. Mr. Tal is an experienced business development & sales executive with nearly a decade of global experience in technology solutions across EMEA. Most recently prior to Commtouch, he served as Senior Director of Channel Sales and then Director of Sales, SEMEA at GigaSpaces Technologies. Prior to GigaSpaces, he held various senior business development and sales positions at Interwise, an enterprise voice and web conferencing provider that was acquired by AT&T.  He holds an LL.B from the University of Tel Aviv School of Law.

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

Asaf Greiner joined Commtouch in 2008 and serves as Vice President, Products. Mr. Greiner has over a decade of experience in executive and entrepreneurial roles, previously serving as Director of Business Innovation at Aladdin Knowledge Systems, a company specializing in software and Internet security. Previously he co-founded and acted as general manager of beeFENCE, a network security company, and Aduva, a Linux lifecycle management company that was acquired by SUN Microsystems. He holds an MBA summa cum laude from The Interdisciplinary Center, Herzliya and a BA in Business and Economics from Hebrew University, Jerusalem.

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

Gabriel Mizrahi joined Commtouch in 2008 and serves as Vice President,Technologies. Prior to Commtouch, Mr. Mizrahi co-founded and served as CTO of PineApp, a global messaging and Web security company that utilizes Commtouch’s technology. Prior to PineApp, Mr. Mizrahi was a Project Manager in a large integration company, where he led Unix and Linux projects in the field of Internet Security & Networking. He has extensive technical knowledge and experience in tailor-made solutions and complex technology integration, and received a prestigious award from the Chief of Electronics and Computers of the Israel Defense Force for designing, developing and implementing a logistics and technical management system. Mr. Mizrahi holds a technical degree in electronics from Ort College.

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

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.  At least one of the outside directors is required to have "financial and accounting expertise," unless another member of the audit committee, who is an independent director under the NASDAQ Listing Rules, has "financial and accounting expertise," and the other outside director or directors are required to have "professional expertise," all as defined under the Israel Companies Law.

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

In addition, the NASDAQ Listing Rules currently require Commtouch to have at least a majority of independent directors, as defined under Listing Rule 5605(a)(2), on the Board of Directors and to maintain an audit committee of at least three members, each of whom must:

(i)	be independent as defined under Listing Rule 5605(a)(2);

(ii)
meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or “Exchange Act”, as set forth below (subject to the exemptions provided in Exchange Act Rule 10A-3(c));

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

NASDAQ rules also require that the Company certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight  responsibilities.  Also, the Company is required to disclose whether or not it has an “audit committee financial expert” on its audit committee, as defined under Item 16A to Form 20-F.

The three directors who serve on our audit committee, Mr. Shamir, Mr. Bar-Touv and Mr. Shefsky, qualify as independent directors under NASDAQ Listing Rules (including Exchange Act Rule 10A-3). Furthermore, Mr. Shamir and Mr. Bar-Touv meet the qualification requirements for outside directors, as required under the Israel Companies Law.

The Company has identified the following Board members as “Independent directors” pursuant to NASDAQ Listing Rule 5605(a)(2):

a.	Yair Bar-Touv
b.	Yair Shamir
c.	Aviv Raiz
d.	Hila Karah
e.	Lloyd Shefsky

Pursuant to the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israel Companies Law.  We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations described above.

Audit Committee

As noted above in the discussion under “Independent and Outside Directors”, the Israel Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the Company’s business, approving management compensation and approving related party transactions as required by law. An audit committee must consist of at least three directors meeting the independence standards under the NASDAQ Listing Rules and must include all outside directors under the Israel Companies Law, all as described above. Furthermore, the Israel Companies Law specifically prohibits the chairman of the Board of Directors, any director employed by or otherwise providing services to a company and a controlling shareholder or any relative of a controlling shareholder from being a member of the audit committee. Our Audit Committee is in compliance with the noted requirements.

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

Investment Committee

The committee’s responsibilities include identifying appropriate investment vehicles for the cash reserves of the Company and recommending to the board appropriate investment policy from time to time.

Internal Auditor

Under the Israel Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company’s actions comply with relevant law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company’s independent accountant or its representative

Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders

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

Directors also are reimbursed for their expenses for each Board of Directors meeting attended. See in this item 6., “Amended and Restated 1999 Non-employee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants. During 2009, options to purchase 427,000 Ordinary Shares were granted to directors and executive officers under the Company’s stock option plans at a weighted average exercise price of $ 3.19 per share. The aggregate direct remuneration paid by Commtouch to all directors and executive officers (9 persons) in 2009 was approximately $850 thousand. During the same period Commtouch accrued or set aside approximately $90 thousand for the same group to provide pension, retirement or similar benefits. As of December 31, 2009, directors and executive officers of Commtouch (9 persons) held an aggregate of 3,024,033 stock options to purchase a like number of Ordinary Shares, with 2,025,286 of those options being vested and exercisable within sixty days of said date.

Options to Purchase Securities from Registrant or Subsidiaries

As of December 31, 2009, options to purchase 4,428,365Ordinary Shares were outstanding and held by 45 persons made up of then existing employees, consultants, executive officers and non–employee directors under the Company’s stock option plans, and there were 845,200 shares available for grant under all plans. Of the number of options outstanding, 2,757,251 were vested and exercisable.  Additionally, these outstanding options had exercise prices ranging from $0.0375 to $6.60 per share, a weighted average per share exercise price of approximately $2.46 and termination dates ranging from February 2011 to December 2015.

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

Amended and Restated 1999 Non–Employee Directors Stock Option Plan

New non-employee directors are currently entitled to an initial grant of 50,000 options. Non-employee directors who are re-elected at the annual meeting of shareholders are entitled to additional grants of 16,667 options, though at the annual meeting held October 26, 2009 shareholders approved a one-time increase in the grants to re-elected directors to 30,000 options.

The Company’s Non–Employee Directors Plan was extended by an additional ten years at the annual meeting of shareholders held on December 15, 2008. Under this plan, each option becomes exercisable at a rate of 1/16th of the option shares every three months, and has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. Up through 2004, each option granted had a maximum term of ten years, but would terminate earlier if the optionee ceased to be a member of the Board of Directors. Options granted to directors during 2005 - 2009 have a maximum term of six years.  At the annual meeting of shareholders of December 30, 2005, shareholders approved an amendment to the Non-Employee Directors Plan to allow for the acceleration of unvested options for any director who has served the Company for at least three years, unless the director resigned voluntarily or was removed from the Board of Directors due to a failure to perform any of his/her duties to the Company.

Employees

See Item 4: Employees

Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our Ordinary Shares as of December 31, 2009, including:

•	each person or entity known to Commtouch to own beneficially more than five percent of Commtouch’s Ordinary Shares, and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 23,958,761 Ordinary Shares outstanding as of December 31, 2009. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of December 31, 2009 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person.  Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount		Percent of
	Owned		Class
Aviv Raiz*	5,562,740	**	22.8%

Gideon Mantel*	1,365,643	***	5.5%

Catalyst Private Equity Partners II LP	1,200,241	****	5%

All directors and executive officers as a group at 12/31/09 (9 persons)	9,564,605	*****	36.3%

 *These shareholders of record reside in Israel.  With respect to Catalyst Private Equity Partners II LP, the Chairman and Managing Partner of this limited partnership, Mr. Yair Shamir – a director in the Company - resides in Israel.
**Includes 76,871 options and 333,333 warrants, exercisable into a like number of Ordinary Shares.
***Includes 962,617 options exercisable into a like number of Ordinary Shares.
****Includes 27,913 options exercisable into a like number of Ordinary Shares.
*****Includes 2,025,286 options exercisable into a like number of Ordinary Shares.  Also, this number includes 134,265 shares held by LENE L.P., in which Mr. Lloyd Shefsky holds a relatively small limited partner interest, without any control over partnership management.

Based on a review of the information provided to us by our transfer agent, as of December 31, 2009, there were 79 holders of record of our Ordinary Shares, including 52 holders of record residing in the United States holding 22,493,527 Ordinary Shares, or approximately 94% of the aggregate 23,958,761 Ordinary Shares outstanding as of such date.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 87% of our outstanding Ordinary Shares as of such date on behalf of approximately 91 brokers and banks).

Significant Changes in Percentage Ownership During the Past Three Years

Since December 2006, Catalyst Private Equity Partners II LP has acquired through purchases on the open market a total of 1,172,328 Ordinary Shares, which as of the filing of this annual report represents slightly less than 5% ownership in the Company.

Interest of Management and their Family Members in Certain Transactions

There were no related party transactions during 2009 or through the date of filing of this Form 20-F.

Item 8. Financial Information.

See Item 18: Financial Statements.  If the Company decides to distribute a cash dividend out of income that has been tax exempt due to an “approved enterprise” status under the Law for the Encouragement of Capital Investments, 5719-1959, the amount of cash dividend will be subject to corporate tax at the rate then in effect under Israeli law. The Company has never declared or paid cash dividends on its Ordinary Shares.  However, the Company has not adopted a policy not to pay cash dividends and therefore may declare a dividend in the future. The Company’s current plans are to retain future earnings primarily to finance the development of its business and for other corporate purposes.

We are not a party to any litigation, and we are not aware of any threatened litigation which, in the aggregate, would be material to the business of the Company.

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2009.

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

Since December 16, 2009, the Company’s Ordinary Shares have also been traded on the Tel Aviv Stock Exchange, or “TASE”, under the symbol CTCH.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the NASDAQ Capital Market, for the periods indicated:

	High	Low

2005:	$3.90	$1.35

2006:	$4.08	$2.10

2007:	$7.44	$3.69

2008:	$6.22	$1.50

2009:	$4.30	$1.57

2008:
First Quarter	$6.22	$3.68
Second Quarter	$4.40	$2.77
Third Quarter	$3.45	$2.15
Fourth Quarter	$2.50	$1.50

2009:
First Quarter	$2.12	$1.57
Second Quarter	$2.04	$1.71
Third Quarter	$3.73	$2.63
Fourth Quarter	$4.30	$3.39

Most Recent Six Months:

September 2009	$3.21	$2.63
October 2009	$3.73	$3.11
November 2009	$3.42	$3.03
December 2009	$3.88	$3.39
January 2010	$4.30	$3.84
February 2010	$4.00	$3.82

Given the limited trading history on the TASE, the Company is providing the high and low prices only for the period December 16, 2009 through February 28, 2010.  Share prices on the TASE are quoted in New Israeli Shekels (NIS):

	High	Low

December 2009(since December 16, 2009)	NIS 15.1	NIS14.6
January 2010	NIS 16.6	NIS15.9
February 2010	NIS 15.7	NIS15.2

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

As of December 31, 2009, our authorized share capital consisted of 55,353,340 Ordinary Shares, NIS 0.15 par value. As of December 31, 2009, there were 23,958,761Ordinary Shares issued and outstanding.

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

Pursuant to Israel’s securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preferred shares, if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have no voting rights.

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

An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding at least one–third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board of Directors may determine in a notice to shareholders. At such reconvened meeting any two shareholders entitled to vote and present in person or by proxy will constitute a quorum.  Rule 5620(c) to Nasdaq Listing Rules requires that an issuer listed on Nasdaq should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, as mentioned above, our articles of association, consistent with the Companies Law, provides for a lower quorum requirement at an adjourned meeting.

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

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in  the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless someone else already holds 45% of the voting power of the company.

Finally, Israeli tax law treats specified acquisitions, including a stock–for–stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his Ordinary Shares for shares in a foreign corporation to taxation before it would become taxable in the United States, even though the investment has not become liquid, although in the case of shares of a foreign corporation that are traded on a stock exchange, the tax may be postponed subject to certain conditions.

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

We are subject to certain of the information reporting requirements of the Exchange Act.  As a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm.  We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each quarter and other reports on Form 6-K from time to time.  We post our Annual Report on Form 20-F on our Website (www.commtouch.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this Annual Report.

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

In addition, since we are also listed on the Tel Aviv Stock Exchange we submit copies of all our filings with the Securities and Exchange Commission to the Israeli Securities Authority and the Tel Aviv Stock Exchange. Such copies can be retrieved electronically through the Tel Aviv Stock Exchange’s internet messaging system (www.maya.tase.co.il) and through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

MATERIAL CONTRACTS DURING PAST TWO YEARS

Equity Investments. Commtouch made a $750,000 investment in Mirapoint Software, Inc., a secure messaging vendor and an OEM licensee, as part of Mirapoint's larger financing round in the fourth quarter of 2007.  In connection therewith, Commtouch received a minority ownership interest in Mirapoint of approximately 8%.  During early 2009, Commtouch made an additional investment in Mirapoint, as part of a larger financing round, in the amount of $477,000. In total, Commtouch investments in Mirapoint as of December 31, 2009 amounted to $1,227,000.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The applicable rate was 29% in 2007, 27% in 2008, 26% in 2009, is 25% in 2010 and is scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

U.S. Federal Income Taxation

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations.  Commtouch will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

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

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our Ordinary Shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the Ordinary Shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the Ordinary Shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

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

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election.

A U.S. Holder of PFIC shares which are traded on certain public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC. For those U.S. Holders who determine that we were a PFIC in any of our taxable years and notify us in writing of their request for the information required in order to effectuate the QEF election described above, we will promptly make such information available to them.

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

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if: (i) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

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

Item 12. Description of Securities Other than Equity Securities.

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15T. Controls and Procedures.

(a) As of December 31, 2009, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed our internal control over financial reporting as of December 31, 2009. Our management based its assessment on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2009, our internal control over financial reporting is effective.

(d) Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independently assessed the effectiveness of the Company's internal control over financial reporting. Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has issued an attestation report in respect of our internal control over financial reporting as of December 31, 2009, which is included under Item 18 on page F-3 of this annual report.  We note that this report is provided voluntarily for 2009, as non-accelerated filers are not required to include it in their Form 20-F filing.

(e) During the period covered by this annual report on Form 20-F, there were no  changes to our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

The Board of Directors of the Company has determined that Mr. Yair Shamir, a member of the Audit Committee, is an audit committee financial expert as that term is defined in Item 16A of Form 20-F and is independent as that term is defined in NASDAQ Listing Rule 5605(a)(2).

Item 16B. Code of Ethics.

The Company, by way of Board of Directors resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers.  The Code of Ethics is posted on the Company’s website at www.commtouch.com, under the link to “investor relations”.

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2009, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2009 and 2008:

	Year ended December 31,
	2009	2008
	Fees	Fees

Audit fees (1)	$133,000	$125,000
Tax Fees (2)	$18,000	$21,000
Total	$151,000	$146,000

(1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Independent Registered Public Accounting Firm can reasonably provide, and include the group audit including  statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC. These fees also include the attestation of our internal control over financial reporting.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In July 2008, the Company announced the commencement of an Ordinary Share buyback plan, under which the Company purchased  almost $5 million worth of its Ordinary Shares through the end of 2009.  The Company completed its buyback plan in December 2009 and, in total, it expended $4,872,000 to repurchase 2,163,826 Ordinary Shares at an average price of $2.25 per share.  Repurchases during 2009 are summarized in the following table:

ISSUER PURCHASES OF SECURITIES

Period	Total Number Of Shares Purchased	Average Price Paid Per Share ($)	Total Number Of Shares Purchased As Part of Publicly Announced Plan	Maximum U.S. Dollar Value That May Yet Be Purchased Under The Plan
January1- January 31	118,500	2.02	118,500	3,427,369

February 1- February 28	79,700	1.96	79,700	3,270,927

March1- March 31	132,772	1.84	132,772	3,027,229

April 1 – April 30	155,949	1.85	155,949	2,739,110

May 1 – May 31	101,165	1.93	101,165	2,544,065

June 1- June 30	169,000	1.96	169,000	2,212,520

July1 – July 31	98,243	2.35	98,243	1,981,397

August 1- August 31	124,530	2.68	124,530	1,647,721

September 1 – September 30	124,978	2.76	124,978	1,302,754

October 1 – October 31	119,472	3.35	119,472	902,878

November 1 – November 30	155,290	3.23	155,290	401,085

December 1 – December 31	78,149	3.47	78,149	127,573

Total	1,457,748	2.43	1,457,748	N/A

Subsequent Event

On March 15, 2010, the Company announced that its board of directors had authorized an additional plan for the repurchase of the Company's Ordinary Shares in the open market or through privately negotiated transactions, in an amount in cash of up to $5 million.  The Company has begun implementing the plan.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our Company, are permitted to follow certain home country corporate governance practices instead of certain provisions of certain NASDAQ Listing Rules.   We do not comply with the following requirements of the NASDAQ Listing Rules, and instead follow Israeli law and practice with respect to such corporate governance practices:

NASDAQ Listing Rule 5250(d) requires that an annual report be delivered to shareholders in accordance with three alternative delivery methods set forth in the rule.  One of those delivery methods allows for the posting of the annual report on the Company’s website.  However, that method also requires that i) a prominent undertaking be posted on the website indicating that, upon request, shareholders may receive a hard copy of the annual report free of charge, and ii) simultaneous with this posting, the Company issue a press release stating that its annual report has been filed with the SEC (or other appropriate regulatory authority). This press release must also state that the annual report is available on the Company's website and include the website address and that shareholders may receive a hard copy free of charge upon request.

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

Rule 5620(c) to Nasdaq Listing Rules requires that an issuer listed on Nasdaq should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock.  However, the Company’s articles of association, consistent with the Companies Law, provides for a lower quorum in the event of a meeting adjourned for lack of a quorum, in which case any two shareholders entitled to vote and present in person or by proxy at such adjourned meeting shall constitute a quorum.  Our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, composition of the board of directors, director nomination process and regularly scheduled meetings at which only independent directors are present.  In addition, we may follow our home country practice, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18

Item 18. Financial Statements.

See pages F-1 to F-26.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-26

- - - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiary as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2010 expressed an unqualified opinion thereon.

/s/ Kost, Forer, Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2010	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited Commtouch Software Ltd.'s ("Commtouch" or the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Commtouch's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Commtouch maintained in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Commtouch and its subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 26, 2010expressed an unqualified opinion thereon.

/s/ Kost, Forer, Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2010	A Member of Ernst & Young Global

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2008	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,661	$17,275
Short-term cash deposit	740	-
Marketable securities	2,000	-
Trade receivables	1,614	1,932
Deferred income taxes	-	1,417
Prepaid expenses	270	233
Other accounts receivable	119	410

Total current assets	18,404	21,267

LONG-TERM ASSETS:
Long-term lease deposits	64	63
Investment in affiliate	750	1,227
Severance pay fund	720	945
Deferred income taxes	-	987
Property and equipment, net	771	701

Total long-term assets	2,305	3,923

Total assets	$20,709	$25,190

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$253	$357
Employees and payroll accruals	726	996
Accrued expenses and other liabilities	187	210
Government authorities	50	18
Deferred revenues	2,341	2,834

Total current liabilities	3,557	4,415

LONG-TERM LIABILITIES:
Long-term deferred revenues	635	848
Accrued severance pay	857	1,050

Total long-term liabilities	1,492	1,898

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares nominal value NIS 0.15 par value-
Authorized: 55,353,340 shares as of December 31, 2008 and 2009; Issued: 25,912,737 and 26,122,587shares as of December 31, 2008 and 2009, respectively; Outstanding: 25,206,659 and 23,958,761 shares as of December 31, 2008 and 2009, respectively	890	842
Additional paid-in capital	182,144	183,731
Treasury shares (706,078 and 2,163,826 Ordinary shares at December 31, 2008 and 2009, respectively)	(1,306)	(4,788)
Accumulated other comprehensive income	23	23
Accumulated deficit	(166,091)	(160,931)

Total shareholders' equity	15,660	18,877

Total liabilities and shareholders' equity	$20,709	$25,190

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2007	2008	2009

Revenues	$11,250	$14,092	$15,189
Cost of revenues	1,411	1,828	2,260

Gross profit	9,839	12,264	12,929

Operating expenses:
Research and development, net	2,187	3,152	2,958
Sales and marketing	3,453	3,992	4,212
General and administrative	2,589	3,189	3,063

Total operating expenses	8,229	10,333	10,233

Operating income	1,610	1,931	2,696
Financial income, net	527	346	60
Income before taxes on income (tax benefit)	2,137	2,277	2,756
Taxes on income (tax benefit)	28	7	(2,404)

Net income	$2,109	$2,270	$5,160

Basic net earnings per share	$0.08	$0.09	$0.21

Diluted net earnings per share	$0.08	$0.08	$0.20

Weighted average number of shares used in computing basic net earnings per share	24,846,690	25,618,933	24,531,810

Weighted average numbers of shares used in computing diluted net earnings per share	27,591,498	26,929,407	25,291,517

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income *)	Accumulated deficit	Total comprehensive income	Total

Balance as of January 1, 2007	24,011,155	$845	$177,095	$-	$23	$(170,470)		$7,493

Issuance of shares upon exercise of options and warrants	1,334,887	48	1,615	-	-	-		1,663
Stock-based compensation related to employees	-	-	1,015	-	-	-		1,015
Stock-based compensation related to options granted to non-employees	-	-	68	-	-	-		68
Net income	-	-	-	-	-	2,109	$2,109	2,109
Total comprehensive income							$2,109

Balance as of December 31, 2007	25,346,042	893	179,793	-	23	(168,361)		12,348
Purchase of treasury shares	(706,078)	(28)	-	(1,306)	-	-		(1,334)
Issuance of shares upon exercise of options and warrants	566,695	25	819	-	-	-		844
Stock-based compensation related to employees	-	-	1,495	-	-	-		1,495
Stock-based compensation related to options granted to non-employees	-	-	37	-	-	-		37
Net income	-	-	-	-	-	2,270	$2,270	2,270
Total comprehensive income							$2,270

Balance as of December 31, 2008	25,206,659	890	182,144	(1,306)	23	(166,091)		15,660

Purchase of treasury shares	(1,457,748)	(56)	-	(3,482)	-	-		(3,538)
Issuance of shares upon exercise of options	209,850	8	210	-	-	-		218
Stock-based compensation related to employees	-	-	1,345	-	-	-		1,345
Stock-based compensation related to options granted to non-employees	-	-	32	-	-	-		32
Net income	-	-	-	-	-	5,160	$5,160	5,160
Total comprehensive income							$5,160

Balance as of December 31, 2009	23,958,761	$842	$183,731	$(4,788)	$23	$(160,931)		$18,877

*)	Relates to foreign currency translation adjustments

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	$2,109	$2,270	$5,160
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	397	466	491
Compensation related to options granted to employees and non-employees	1,083	1,532	1,377
Increase in deferred income taxes	-	-	(2,404)

Changes in assets and liabilities:
Increase in trade receivables	(540)	(504)	(318)

Increase in prepaid expenses and other accounts receivable	(107)	(46)	(271)
Increase (decrease)in accounts payable	24	(69)	112
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities and government authorities	279	(198)	261
Increase (decrease) in deferred revenues	861	(459)	706
Increase (decrease) in accrued severance pay, net	11	27	(32)
Other	(2)	-	-

Net cash provided by operating activities	4,115	3,019	5,082

Cash flows from investing activities:
Change in short-term cash deposit	(1,600)	860	740
Decrease (increase) in long-term lease deposits	(20)	(31)	1
Sale of marketable securities	-	-	2,000
Investment in affiliate	(750)	-	(477)
Purchase of property and equipment	(605)	(504)	(412)

Net cash provided by (used in) investing activities	(2,975)	325	1,852

Cash flows from financing activities:

Purchase of treasury shares at cost	-	(1,334)	(3,538)
Proceeds from options and warrants exercised	1,663	844	218

Net cash provided by (used in) financing activities	1,663	(490)	(3,320)

Increase in cash and cash equivalents	2,803	2,854	3,614
Cash and cash equivalents at the beginning of the year	8,004	10,807	13,661

Cash and cash equivalents at the end of the year	$10,807	$13,661	$17,275

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009

(a) Non-cash transactions:

Purchase of property and equipment - trade payables	$(33)	$(13)	$(9)

Supplemental cash flow activities:

Cash paid during the year for:

Income taxes	$20	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.
Commtouch Software Ltd. ("Commtouch" or the Company") was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide messaging and Web security solutions to OEM partners and enterprises. The Company's business is to develop and sell, through a variety of third party distribution channels, these solutions to various customers. The Company's messaging solutions are comprised of anti-spam, Zero-Hour anti-virus and GlobalView Mail Reputation solutions, and its Web security solution is known as GlobalView URL filtering.

b.
The Company expects that it will continue to be dependent upon third-party distribution channels for a significant portion of its revenues, which are expected to be derived from sales of the Company's anti-spam, anti-virus, IP reputation and URL filtering solutions.

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

A majority of the revenues of the Company and its subsidiary is generated in United States dollars ("dollars"). In addition, a substantial portion of their costs is incurred or denominated in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiary operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with ASC Topic 830, "Foreign Currency Matters".  All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

In 2008, the Company classified its marketable securities in accordance with ASC 320, "Investments-Debt and Equity Securities" ("ASC 320"), as available-for-sale. The marketable securities that are held for the short-term and available for immediate sale were stated at quoted market prices at balance sheet date. The Company's marketable securities consisted of highly-rated auction rate (AAA) securities ("ARS") which were federal backed student loan securities. Available-for-sale securities were carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity.

Commencing February 2008, all of the Company's ARSs (comprised of five securities) suffered from failed auctions. On January 5, 2009, all of the Company's marketable securities were purchased by the bank at full par value amounting to a total of $ 2,000 and by agreeing to the settlement with the bank, the Company essentially stated that it no longer had the intent of holding the ARSs until recovery, as it would recover any unrealized loss through the settlement offer and, accordingly, the ARSs were classified as trading securities as of December 31, 2008.

g.	Investment in affiliate:

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, in which the Company can exercise significant influence over operating and financial policy of the affiliate. For the year ended December 31, 2007, the investment in an affiliated company (Imatrix) is accounted for under the equity method in accordance with ASC 323 "Investments—Equity Method". Profits on inter-company sales not realized outside the group were eliminated.

As of December 31, 2007, the Company lacks the ability to exercise significant influence over operating and financial policies of Imatrix and, accordingly, the investment is accounted for on a cost basis.

In November 2007 and April 2009, the Company made a $ 750 and $ 477, respectively, cash investment in Mirapoint Inc. ("Mirapoint"), a secure messaging vendor and an OEM licensee. The investment in an affiliated company is accounted for under the cost method since the Company cannot exercise significant influence over the operating and financial policies of Mirapoint.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2009, no impairment losses have been identified.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33.33
Office furniture and equipment	7 – 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the assets

i.	Impairment of long-lived assets:

The Company and its subsidiary's long-lived assets are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in 2007 through 2009.

j.	Fair value measurements

Concurrently with the adoption of ASC 820, the Company adopted ASC Topic 825, "Financial Instruments," ("ASC 825") which permits entities to elect, at specified election dates, to measure eligible financial instruments at fair value. As of December 31, 2009, the Company did not elect the fair value option under ASC 825 for any financial assets and liabilities that were not previously measured at fair value.

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short-term maturities of financial instruments.

k.	Revenue recognition:

The Company derives revenues from Anti-Spam, Zero-Hour™ Virus Outbreak Protection, GlobalView Mail Reputation and GlobalView URL filtering Services. The service component of the Company's solutions is considered essential to the functionality of the software components. Furthermore, the software components can not be effectively used on a standalone basis, or with a third party's service. The customer has no ability to effectively run the software or the Software Development Kit ("SDK") on its own hardware. As the software portion of the product cannot effectively stand on its own, the Company considers each sale as a service arrangement.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Therefore, revenues from such services are recognized over the service term, which generally includes a term period of one to three years.

Revenue is recognized in accordance with ASC 605, "Revenue Recognition", when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collectability is probable.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

l.	Research and development costs:

ASC 985-20, "Costs of Software to be Sold, Leased or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs have been expensed.

m.	Government grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants from the Government of Israel amounted to $ 263, $0 and $0 in 2009, 2008 and 2007, respectively

n.	Concentrations of credit risk:

The Company and its subsidiary have no significant off-balance-sheet concentration of credit risk.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash and cash equivalents. The majority of the Company's short-term deposits and cash and cash equivalents are invested in dollars and dollar linked investments and are deposited in major banks in the United States and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection. The allowance for doubtful accounts was $ 0 at December 31, 2008 and 2009. Bad debt expense for each of the years ended December 31, 2007, 2008 and 2009 was $ 0.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accounting for stock-based compensation:

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company applies ASC 718, and ASC 505-50, "Equity Based Payments to Non-Employees" ("ASC 505-50"), with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

The Company recognizes compensation expense for the value of its awards on a straight line basis over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

The fair value for options granted in 2007, 2008 and 2009 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2007	2008	2009

Volatility	70%	80%	82%
Risk-free interest rate	3.76%-4.94%	1.79%-2.79%	1.34%-1.61%
Dividend yield	0%	0%	0%
Expected life (years)	4.08	3.03	3.35

p.	Basic and diluted net earnings per share:

Basic and diluted net earnings per share are presented in accordance with ASC Topic 260, "Earnings per Share", for all periods presented.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic net earnings per share have been computed using the weighted-average number of Ordinary shares outstanding during the year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary shares considered outstanding during the year.

In 2007, 2008 and 2009, the difference between the denominator of basic and diluted net earnings per share is due to the effect of dilutive securities for stock options and warrants. In 2007, 2008 and 2009 363,133 ,1,563,038 and 2,584,732, respectively, weighted average number of shares related to options and warrants outstanding were excluded from calculation of the diluted earnings per share since they would have an anti-dilutive effect.

q.	Severance pay:

The Company's liability for severance pay in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's obligation for all of its Israeli employees is fully provided by monthly deposits with severance pay funds and insurance policies, and by an accrual. The value of those funds and policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance (income) expense for the years ended December 31, 2007, 2008 and 2009 was approximately $ 11, $ 26 and $ (31), respectively.

r.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders' equity.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"). ASC 740  prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. No liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740.

t.	Recently issued accounting pronouncements:

In June 2009, the FASB issued ASC 105, "Generally Accepted Accounting Principles" ("ASC 105"). ASC 105 establishes the FASB Accounting Standards Codification, which will become the source of authoritative U.S. GAAP recognized by the FASB. Following this statement, the FASB will issue new standards in the form of Accounting Standards Updates ("ASUs"). ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105did not have any impact on the Company's financial statements, as it does not modify GAAP, except for the specific references to GAAP literature in the notes to the Company's consolidated financial statements.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. In such case the Company must also early adopt the amendment to ASC 605-25 with respect to multiple-elements arrangements. The Company does not expect the adoption of the update to have a material impact on its consolidated financial condition or results of operations.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

-	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

-
Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE"); and

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

-	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

NOTE 3:	PROPERTY AND EQUIPMENT

	December 31
	2008	2009
Cost:
Computers and peripheral equipment	$2,846	$3,224
Office furniture and equipment	605	614
Motor vehicles	88	88
Leasehold improvements	1,157	1,191

	4,696	5,117
Less accumulated depreciation	(3,925)	(4,416)

Property and Equipment, net	$771	$701

Depreciation expense amounted to approximately $ 397, $ 466 and $ 491 in 2007, 2008 and 2009, respectively.

NOTE 4:	COMMITMENTS AND CONTINGENCIES

a.
Commtouch Software Ltd. which is incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In connection with its research and development, the Company received and accrued participation payments from the OCS in the aggregate amount of $ 263. In return for the OCS's participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed product, up to 100% of the amount of grants received (100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $ 255 as of December 31, 2009. For the years ended December 31, 2009 and 2008, the amounts of $ 8 and $ 0, respectively, were recorded as cost of revenues with respect to royalties due to the OCS.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Operating leases:

The Company leases its facility in Israel under an operating lease agreement expiring on December 31, 2010. The subsidiary leases its facility in the U.S. under an operating lease agreement expiring on February 28, 2011.

Facilities rent expense for 2007, 2008 and 2009 was approximately $ 164, $ 202 and $ 259, respectively.

Annual minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2012), at the exchange rate in effect on December 31, 2009, are approximately as follows:

2010	$478
2011	116
2012	18

$612

NOTE 6:	SHAREHOLDERS' EQUITY

a.	General:

The Ordinary shares of the Company have been traded on the Nasdaq National Market  (now known as the Nasdaq Global Market) and Nasdaq Capital Market (formerly The NASDAQ SmallCap Market), since July 1999 and 2002, respectively.

On December 16, 2009, the Company's Ordinary shares became listed for trading publicly on the Tel Aviv Stock Exchange, or "TASE", thus becoming a "dual listed" company.

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS' EQUITY (Cont.)

b.	Warrants to investors:

As of December 31, 2009, the Company's outstanding warrants issued to various parties were as follows:

Issuance date	Warrants granted for Ordinary shares	Exercise price per share	Remaining warrants exercisable	Exercisable through

October 2005	500,000	$1.95	458,333	October 2010
May 2006	23,364	$3.21	23,364	May 2011

Total	523,364		481,697

c.	Employee stock options:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase Ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase Ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the "Amended and Restated Israeli Share Option Plan"). As of December 31, 2009, an aggregate of 845,200 Ordinary shares of the Company are still available for future grant to employees and directors.

Options granted under such plans and agreements up to September 2005, expire generally after ten years from the date of grant, with grants from September 2005 having six-year terms from the date of grant. Options cease vesting upon termination of the optionee's employment or other relationship with the Company. The options generally vest over a period of four years. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the option term become available for future grant.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's employees share option activity under the plans is as follows:

	Number of shares	Weighted average exercise price	Aggregate intrinsic value
	2009	2009	2009

Outstanding at the beginning of the year	3,512,557	$2.69	$1,009
Granted	682,167	$2.57
Exercised	(209,850)	$1.04
Expired and Forfeited	(245,006)	$3.96

Outstanding at the end of the year	3,739,868	$2.67	$ *) 4,966

Options vested and expected to vest at the end of the year	3,601,244	$2.65	$4,852

Exercisable options at the end of the year	2,413,521	$2.35	$3,771

Weighted average fair value of options granted during the year		$1.54

*)       885,822 options were out of the money as of December 31, 2009, and their intrinsic value was $0.

The aggregate intrinsic value of the Company's options is the difference between the Company's closing share price on the last trading day of the fiscal year 2009 and the exercise price, times the number of options.

The options outstanding as of December 31, 2009, have been separated into ranges of exercise prices, as follows:

Exercise price per share	Options outstanding	Weighted average remaining contractual life in years	Weighted average exercise price per share	Options exercisable	Weighted average exercise price per share of exercisable options

$0.03-$0.27	111,606	1.62	$0.04	111,606	$0.04
$0. 33-$0.60	500,000	2.77	$0.35	500,000	$0.35
$0.81-$0.84	38,667	1.84	$0.82	38,667	$0.82
$0.93-$1.89	624,549	4.59	$1.39	430,561	$1.31
$1.93-$2.91	712,488	4.32	$2.21	257,139	$2.56
$3.12-$4.35	1,262,279	2.78	$3.39	822,930	$3.24
$4.69-$6.60	490,279	3.65	$6.23	252,618	$6.21

	3,739,868	3.44	2.67	2,413,521	$2.35

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS' EQUITY (Cont.)

d.	Non-employee directors stock option plan:

In 1999, the Company adopted the 1999 Non-Employee Directors Stock Option Plan, and in 2008 shareholders approved an extension of the term of this plan through July 13, 2019. The original allotment of shares to this plan was 1,263,333. On December 15, 2006, the Company combined the remaining pool of options in the employee stock option plans reserve with the amount of options remaining in the Non-Employee Directors Stock Option Plan reserve.

Since the annual meeting of shareholders in 2003 and up until December 31, 2008, new directors joining the Board are entitled to an option grant of 50,000 Ordinary shares. Directors who are re-elected at the annual meeting of shareholders are entitled to additional grants of 16,667 options, though at the annual meeting held October 26, 2009 shareholders approved a one-time increase in the grants to re-elected directors to 30,000 options.

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

During 2009, the Company granted 150,000 options to non-employee directors at a weighted average exercise price of $ 3.29 per share. Weighted average fair value of options granted during the year is $1.84. As of December 31, 2009, 286,440 options were vested and unexercised and 608,337 were outstanding under the Non-Employee Directors Stock Option Plan.

e.	Options to non-employees:

Issuance date	Options granted for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through

May 2006-2008 (i)	83,334	$3.21-$5.73	60,414	May 2013

Total	83,334		60,414

(i)
As a consideration for consulting services, on May 7, 2006 the Company issued 50,000 options to a service provider to purchase the Company's Ordinary shares at a price of $ 3.21 per option. On May 5, 2007, the Company issued an additional 16,667 options to the service provider to purchase the Company's Ordinary shares at a price of $ 5.73 per option. On May 6, 2008, the Company issued an additional 16,667 options to purchase Ordinary shares to the service provider at a price of $ 3.85 per option. The options shall vest and become exercisable at a rate of 1/16 of the options every three months. The Company has accounted for this grant under the fair value method of ASC 505-50. The fair value for these options was estimated using a Black-Scholes option-pricing model. Compensation expense for 2007, 2008 and 2009 amounted to $ 70, $ 37 and $ 32, respectively.

f.	The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2009 was $ 2,797 which is expected to be recognized over a period of up to four years.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS' EQUITY (Cont.)

g.	Total stock-based compensation expenses recognized in 2007, 2008 and 2009:

The total stock-based compensation expense related to all of the Company's equity-based awards, recognized for the year ended December 31, 2007, 2008 and 2009, was comprised as follows:
	Year ended December 31,
	2007	2008	2009

Cost of revenues	$31	$45	$40
Research and development	246	319	302
Selling and marketing	194	298	300
General and administrative	612	870	735

	$1,083	$1,532	$1,377

NOTE 7:	INCOME TAXES

a.	Corporate tax structure:

Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, and scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of ASC 740, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities. In February 2008, the inflationary adjustment law was cancelled.

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

d.	Net operating loss carryforwards:

As of December 31, 2009, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 76,000 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2009, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $ 92,000. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2011 through 2025.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Management currently believes that since the Company has history of losses it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

e.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2008 and 2009, the Company's deferred taxes were in respect of the following:
	December 31,
	2008	2009

Net operating loss carry-forwards	$54,522	$53,213
Reserves and allowances	226	274
Property and Equipment	50	52
Research and development costs	471	642

Deferred tax assets before valuation allowance	55,269	54,181
Valuation allowance	(55,269)	(51,777)

Deferred tax asset	$-	$2,404

Domestic:
Current deferred tax asset, net	$-	$1,283
Non-current deferred tax asset, net	-	986

	-	2,269
Foreign:
Current deferred tax asset, net		134
Non-current deferred tax asset, net	-	1

	-	135

	$-	$2,404

Current deferred tax asset, net, is included within other current assets in the balance sheets.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

f.
For the years ended December 31, 2007 and 2008, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating loss carry forward due to the uncertainty of the realization of such tax benefits. For the year ended December 31, 2009, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating loss carry forward due to the uncertainty of the realization of such tax benefits, as well as recognition of a deferred tax asset of $2,404 in respect of net operating loss carry forwards and temporary differences that are more likely than not to be realized in the foreseeable future.

g.	Income before taxes on income (tax benefit) consists of the following:

	Year ended December 31,
	2007	2008	2009

Israel	$1,947	$2,011	$2,573
U.S.	190	266	183

	$2,137	$2,277	$2,756

The Company is required to calculate and account for income taxes in each jurisdiction in which the Company or its subsidiary operate. Significant judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities.

h.	Taxes on income (tax benefit) are comprised of the following:

	Year ended December 31,
	2007	2008	2009

Current taxes:
Foreign	$28	$7	$-

	$28	$7	$-

Deferred taxes:
Foreign	$-	$-	$(135)
Domestic	-	-	(2,269)

	$-	$-	$(2,404)

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

i.	Tax assessments:

The Company has final tax assessments in Israel through 2003.

NOTE 8:	GEOGRAPHIC INFORMATION

The Company conducts its business on the basis of one reportable segment. The Company has adopted ASC 280, "Segment Reporting".

a.	Revenues from external customers:

	Year ended December 31,
	2007	2008	2009

Israel	$742	$1,080	$1,544
North America	6,424	8,018	8,032
Europe	2,735	3,160	3,776
Asia	1,038	1,497	1,508
Other	311	337	329

	$11,250	$14,092	$15,189

For the years ended December 31, 2007, 2008 and 2009, there are no major customers.

b.	The Company's net amount of long-lived assets is as follows:

	December 31
	2008	2009

Israel	$175	$198
U.S.A.	596	503

	$771	$701

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2007	2008	2009

Income:
Interest on cash and cash equivalents and short term deposit	$575	$434	$108
Capital gain on sale of marketable securities	-	-	38

Expenses:
Foreign currency exchange differences	(46)	(81)	(74)
Other	(2)	(7)	(12)

	$527	$346	$60

NOTE 10:	SUBSEQUENT EVENTS

On March 15, 2010, the Company announced that its board of directors authorized an additional plan for the repurchase of the Company's ordinary shares in the open market or through privately negotiated transactions, in an amount in cash of up to $5,000. The plan will commence immediately, and the term of the plan will be reviewed on a quarterly basis by the board of directors. Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors.

The repurchase program does not require the Company to acquire a specific number of shares and may be suspended from time to time or discontinued.

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
Ron Ela
Chief Financial Officer
March 26, 2010

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 14, 2007.(2)

4.1	Commtouch Software Ltd. 2006 U.S. Stock Option Plan.(3)

4.2	Amended and Restated Commtouch Software Ltd. 1999 Non–Employee Directors Stock Option Plan.(4)

4.3	Extension of Amended and Restated Commtouch Software Ltd. 1999 Non-Employee Directors Stock Option Plan.(5)

4.4	Commtouch Software Ltd. Amended and Restated Israeli Share Option Plan [successor plan to 1999 Section 3(i) Share Option Plan].(6)

4.5	Commtouch Software Ltd. Amended and Restated 1996 CSI Stock Option Plan.(7)

4.6	Amended and Restated 1999 Section 3(i) Share Option Plan.(8)

4.7	Summary of Director Compensation.

8	List of Subsidiaries of the Company.

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent auditors.

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–78531.

(2)	Incorporated by reference to Exhibit 1.2 to Annual Report on Form 20–F for the year ended December 31, 2007.

(3)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(4)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(5)	Incorporated by reference to Exhibit 4.6 to Annual Report on form 20-F for the year ended December 31, 2008.

(6)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(7)	Incorporated by reference to Exhibit 99.2 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(8)	Incorporated by reference to Exhibit 5 to Schedule TO, filed July 20, 2001.