Form 20-F
period 2010-12-31
COMMTOUCH SOFTWARE LTD
filed 2011-06-07
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2010).

Ordinary Shares, par value NIS 0.15	23,505,713

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  Check one:

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

The selected consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(USD in thousands, except per share data)
Selected Data:
Revenues	$7,234	$11,250	$14,092	$15,189	$18,161
Operating profit (loss)	$(415)	$1,610	$1,931	$2,696	$3,360
Net income (loss) attributable to ordinary and equivalently participating shareholders	$(190)	$2,109	$2,270	$5,160	$4,403
Basic net earnings (loss) per share	$(0.01)	$0.08	$0.09	$0.21	$0.19
Diluted net earnings (loss) per share	$(0.01)	$0.08	$0.08	$0.20	$0.18
Weighted average number of shares used in computing basic net earnings (loss) per share	22,113	24,847	25,619	24,532	23,575
Weighted average number of shares used in computing diluted net earnings (loss) per share	22,113	27,591	26,929	25,292	24,874
Total Assets	$11,999	$18,210	$20,709	25,190	$31,982

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

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears below.

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

Business Risks

If the market does not continue to respond favorably to our current Internet security solutions, including our anti-spam, Zero-Hour antivirus, Mail Reputation, Command Antivirus and  Uniform Resource Locator or URL filtering solutions, or our future solutions do not gain acceptance, we will fail to generate sufficient revenues.

Our success depends on the continued acceptance and use of our Internet security solutions by current and new business, Original Equipment Manufacturer or OEM, and Service Provider customers. We have been selling our inbound anti-spam products (as a stand-alone product) for over seven years, Zero-Hour™ virus outbreak detection product for approximately six years, our GlobalView™ Mail Reputation perimeter defense solution for approximately five years, our URL filtering solutions for over one year, our outbound spam solution for slightly less than a year and the newly acquired Command Antivirus solution for over half a year.

As the markets for messaging, antivirus and Web security products continue to mature and consolidate, we are seeing increasing competitive pressures and demands for even higher quality products at lower prices.   This increasing demand comes at a time when Internet security threats are more varied and intensive, challenging even the top end solutions to keep their performance at an industry acceptable high level of accuracy. If our solutions do not continue to evolve to meet market demand, or newer products on the market prove more effective, our business could fail.  Also, if growth in the markets for these solutions begins to slow, our business will suffer dramatically.

If we are unable to successfully integrate the Command Antivirus business unit of Authentium, Inc., there could be a material adverse effect on our business operating results and financial condition.

On September 3, 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc. (now known as SafeCentral, Inc.). In particular, we:

•	received assignments to a number of license agreements under which we provide antivirus services to new customers and generate substantial revenues;

•	are expected to continue to receive certain support services from SafeCentral through the end of 2011; and

•	hired thirteen new employees and four new contractors formerly employed by Authentium, who are vital for the successful operation of the new antivirus business.

While the integration to date has been successful, nevertheless our business will suffer significantly if

●	a number of the new customers that we are servicing decide not to renew their agreements or fail to honor the current agreements,

●	SafeCentral fails to support this new business before we are able to fully move all facets of the operation in-house,

●	a number of the new employees and contractors decide to seek alternative employment, or

●	we otherwise fail to integrate the Command Antivirus unit.

Recurring unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

It is not yet clear if the crisis in the financial and credit markets that began in 2008 in the United States, and that led to a global economic slowdown, has passed completely. If the economies of countries in which our customers and potential customers are located continue to be weak or weaken further, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our services and longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our OEM partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. While our OEM business generally remained stable during 2010, we did see instances of financial weakness with a few non-key OEM partners.   Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition.

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

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM Act) established a framework of U.S. administrative, civil, and criminal tools to combat spam. The law establishes both civil and criminal prohibitions to assist in deterring the most offensive forms of spam, including unmarked sexually-oriented messages and emails containing fraudulent headers. Under the law, senders of email are required to honor a request by a consumer not to receive any further unsolicited messages. While past high profile prosecutions of direct marketers seemingly have not had much of a deterrent effect on marketers of unsolicited email, it is not known whether or not future enforcement actions will prove effective.

In addition, various state legislatures have enacted laws aimed at regulating the distribution of unsolicited email.

These and similar legal measures, both in the United States and worldwide, may have the effect of reducing the amount of unsolicited email and malicious software that is distributed and hence diminish the need for our Internet security solutions. Any such developments would have an adverse impact on our revenues.

We depend upon OEM partners, Service Providers and, to a lesser extent, resellers.

We expect to continue to be dependent upon OEM partners, Service Providers and resellers for a significant portion of our revenues, which will be derived from sales of our messaging, antivirus and Web security solutions. Our operating results and financial condition may be materially adversely affected if:

•	Anticipated orders or payments from these customers fail to materialize;

•	Some of the key customers cease the promotion of our business or begin to promote additional solutions in a layered approach to email defense, anti-malware and URL filtering management; or

•	Some of our key customers’ businesses fail as a result of a deepening global economic crisis.

Our quarterly operating results may fluctuate, which could adversely affect the value of your investment.

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

•	Our ability to successfully market our messaging, antivirus and Web security solutions in new markets, both domestic and international;

•	Our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;

•	The continued acceptance of our solutions by our current customer base;

•	Our ability to expand our workforce with qualified personnel, as may be needed;

•	Unanticipated bugs or other problems affecting the delivery of our solutions to customers;

•	The success of our customers’ sales efforts to their customer base;

•	The solvency of our customers and their ability to allocate sufficient resources towards the marketing of our solutions;

•	Our customers’ ability to effectively integrate our solutions into their product offerings;

•	The substantial decrease in information technology spending;

•	The pricing of our solutions;

•	Our ability to timely collect fees owed by our customers;

•	A renewed global slowdown;

•
Sudden, dramatic fluctuations in exchange rates of currencies covering the fees we collect from our foreign customers versus the currencies utilized in our business (namely, the New Israeli Shekel, U.S. Dollar and EURO);

•
Our ability to add cost-effective space and equipment to our current detection centers, or Detection Centers, in a timely and effective manner to match the rate of growth in our business, plus our ability to build new, cost-effective detection centers as worldwide demand for our products may require; and

•	The effectiveness of our end user support, whether provided by our customers or directly by Commtouch.

Our products and services have changed many times since we commenced operations in 1991.  For example, in September 2010, we acquired the Command Antivirus unit of Authentium, and have been integrating this new business into our existing business. Future changes in our product offerings may require that we adjust our business processes and workforce, which can cause fluctuations in our results from operations.

We have many established competitors who are offering a multitude of solutions to the problems of spam/virus distribution and Web-related security threats.

The market for Internet security products remains intensely competitive and is subject to rapid changes in technology.  We expect both product and pricing competitive pressures to increase in the future. Some of our competitors have longer operating histories, greater brand recognition, larger technical staffs and/or greater financial, technical and marketing resources, and other advantages compared to us. This competition could have a negative impact on our business and financial results.  Additional details are provided in Item 4. Information on the Company.

Our ability to continue to increase our revenues will depend on our ability to successfully execute our sales and business development plan.

The complexity of the underlying technological base of messaging, antivirus and Web security solutions, and the current landscape of the markets, require highly trained sales and business development personnel to educate prospective resellers, OEM and service provider partners and customers regarding the use and benefits of our solutions. It may take time for our current and future employees to convey to potential, as well as current, OEM/service provider partners and resellers how to most effectively market and utilize our solutions. As a result, our sales and business development personnel may not be able to compete successfully against larger, more heavily financed and more experienced sales and business development departments of our competitors.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel could materially and adversely affect our business. The loss of our software developers or senior operations personnel may also adversely affect the continued development and support of our messaging, antivirus and Web security solutions, thereby causing our operating results to suffer and the value of your investment to decline.

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

As of December 31, 2010, we had sales offices in Israel and the United States. We also are marketing our messaging, antivirus and Web security solutions in international markets by utilizing appropriate distribution channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

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

Our Web security and antivirus solutions may be adversely affected if we are not able to receive sufficient components from third party suppliers.

Our Web security and antivirus solutions rely in part on certain components supplied by third parties (separate third parties per each solution) pursuant to contractual relationships.  If these third parties breach their agreements with us, we may have difficulty in securing alternative sources for these components in a timely manner and thus our Web security and antivirus solutions may not perform at the level we expect.  If this were to occur, the effectiveness of these solutions would drop, they would become less attractive to customers/potential customers and anticipated revenues could decline.

Technology Risks

We have recently entered into a new market with our Command Antivirus solution, and may not fully appreciate the needs of customers and risks inherent in this new market

Our acquisition of the Command Antivirus business from Authentium in September 2010 represents our first efforts at expansion into the antivirus market.  While we hired the core team of ex-Authentium employees and contractors who possess the expertise to manage the Command Antivirus business, nevertheless we cannot be totally certain that we have anticipated all possible issues that might arise with our “in the cloud” technology infrastructure and this new offering.  Should unanticipated issues arise, sales of our antivirus solution likely will slow and our business will suffer.

For example, because of the complexity of the new antivirus products, we understand that in the past, errors were found in versions of these products that were not detected before first introduced, or appeared in new versions or enhancements, and we may find such errors in the future.  Failures, errors or defects in our antivirus products could result in security breaches or compliance violations for our customers, disruption or damage to their networks or other negative consequences and could result in negative publicity, damage to our reputation, declining sales, increased expenses and customer relation issues. Such failures could also result in product liability damage claims against us by our customers, even though our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims.

The antivirus products have in the past, and may at times in the future, falsely detect viruses or computer threats that do not actually exist. These false alarms, while typical in the security industry, would likely impair the perceived reliability of our products and may therefore adversely impact market acceptance of our antivirus products.

We may not have the resources or skills required to adapt to the changing technological requirements and shifting preferences of our customers and their users.

The messaging, antivirus and Web security industries are characterized by difficult technological challenges, sophisticated distributors of Internet security threats, multiple-variant viruses, unique phishing scams and constantly evolving malevolent software distribution practices and targets that could render our solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing messaging, antivirus and Web security solutions and to develop new solutions, functions and technology that address the potential needs of prospective and current customers and their users. The development of proprietary technology and necessary enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt to OEM, customer or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition, and may not be able to do so.

Our solutions may be adversely affected by defects or denial of service attacks, which could cause our OEM partners, customers or end users to stop using our solutions.

Our messaging, antivirus and Web security solutions are based in part upon new and complex software and highly advanced computer systems. Complex software and computer systems can contain defects, particularly when first introduced or when new versions are released, and are possible targets for denial of service attacks instigated by “hackers”. Although we conduct extensive testing and implement Internet security processes, we may not discover defects to or vulnerabilities in our software or systems that affect our new or current solutions or enhancements until after they are delivered. Although we have not experienced any material defects or vulnerabilities to date in our messaging, antivirus and Web security offerings, it is possible that, despite testing by us, defects or vulnerabilities may exist in the solutions we provide. These defects or vulnerabilities could cause or lead to interruptions for customers of our solutions, resulting in damage to our reputation, legal risks, loss of revenue, delays in market acceptance and diversion of our development resources, any of which could cause our business to suffer.

Our messaging, antivirus and Web security solutions may be adversely affected if we are not able to receive a sufficient sampling of Internet traffic or our Detection Centers were to become unavailable.

Our messaging, antivirus and Web security solutions are dependent, in part, on the ability of our Detection Centers to analyze, in an automated fashion, live feeds of Internet and Web related traffic received through our services to customers and other contractual arrangements.  If we were to suffer an unanticipated, substantial decrease in such traffic or our multiple Detection Centers become unavailable for any significant period, the effectiveness of our technologies would drop, our product offerings would become less attractive to customers/potential customers and revenues could decline.

Our Web security and antivirus solutions may be adversely affected if we are not able to receive sufficient support from third party suppliers.

Our Web security and antivirus solutions rely in part on third parties, pursuant to agreements, to supply certain information.  If these third parties breach their agreements with us, we may have difficulty in securing alternative sources for this information in a timely manner, and thus these solutions may not perform at the level we expect.  If this were to occur, these solutions would become less attractive to customers/potential customers and revenues could decline.

Investment Risks

If we will be in need of additional capital, we may not be able to secure additional funds on acceptable terms, or at all, and the Company’s business could suffer.

We have invested heavily in technology development and an acquisition. We expect to continue to spend financial and other resources on developing, acquiring and introducing new offerings and maintaining our corporate organizations and strategic relationships. We also expect to invest resources in research and development projects to further enhance our solutions.

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

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of the voting power in the Company (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 37.8% of our outstanding Ordinary Shares as of April 30, 2011. Included in the calculation of voting power are options exercisable by the affiliated entities within 60 days thereof (with some having an exercise price greater than the market price of our shares as of April 30, 2011). If they vote together (especially if they were to exercise all vested options into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

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

During 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed in the United States an anti-spam related patent application, claiming priority for a prior period based on the filing of U.S. Provisional Patent Application. This application remains outstanding. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related).  This provisional application was converted to a formal patent application and, effective December 7, 2010, the United States Patent and Trademark Office split our application into three pending applications and issued us a new patent – United States Patent No. 7,849,186.  During 2008, we filed a U.S. Provisional Patent Application for anti-malware data center aggregate, the subject of which remains unpublished and thus confidential. During 2009, it too converted into a formal patent application.  We may seek to patent certain additional software or other technology in the future. Any such patent applications might not result in patents issued within the scope of the claims we seek, or at all.

Despite our precautions, unauthorized third parties may copy certain portions of our technology, reverse engineer or obtain and use information that we regard as proprietary or otherwise infringe or misappropriate our patent or our patent pending technology, trade secrets, copyrights, trademarks and similar proprietary rights.  In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Thus, our means of protecting our proprietary rights in the United States or abroad, as well as our financial resources, may not be adequate, and competitors may independently develop similar technology.

We cannot be certain that our Internet security solutions do not infringe issued patents in certain parts of the world. Therefore, other parties, whether in the United States or elsewhere, may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of copyrights, trademarks and other intellectual property rights of third parties by ourselves and our customers. Our customer agreements typically include indemnity provisions, so we may be obligated to defend against third party intellectual property rights infringement claims on behalf of our customers.   Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.  We may not have the proper resources in order to adequately defend against such claims.

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

Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  Since October 2000, terrorist violence in Israel has increased significantly.  There has been ongoing violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel's border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel.   There were also extensive hostilities along Israel's northern border with Lebanon in the summer of 2006. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.  With the recent uprisings in Egypt (which borders southern Israel) and resignation of its longtime president, Hosni Mubarak, it is uncertain what type of government will be formed and whether that government will continue to respect the Israel-Egypt peace treaty signed in 1979. Other civilian protests and uprisings continue to sprout in various Middle Eastern countries and North Africa, including Syria, which borders Israel to the Northeast, and (to a lesser degree) in Jordan, which borders Israel to the East. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and certain of these countries.  In addition, this instability may affect the global economy and marketplace, including as a result of changes in oil and gas prices.

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

We have generated a substantial portion of our revenues in U.S. dollars and Euro, and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels, or NIS. We anticipate that a significant portion of our expenses will continue to be denominated in Israeli shekels.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS and the Euro.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected, as occurred during a portion of 2011, when the NIS and the Euro appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operational expenses and revenues. We cannot predict the trend for future years. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. To date, we have not engaged in any significant hedging transactions.  In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. Foreign currency fluctuations, and our attempts to mitigate the risks caused by such fluctuations, could have a material and adverse effect on our results of operations and financial condition.

The government programs and benefits which we previously received require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the OCS, for the financing of a significant portion of our research and development expenditures in Israel. These grants totaled $0.6 million.  In 2001, we received $0.6 million and in 2002 we received $0.2 million. We did not submit an application for funding during the period 2004 – 2008.  In 2009 and 2010, our applications for funding were approved in the amounts of approximately $0.5 million and $0.6 million respectively. We have not submitted an application during the early part of 2011 and we do not expect to receive any grants during 2011.

In order to meet specified conditions in connection with previous grants and programs of the OCS, we have made representations to the Israel government about our Israeli operations.  From time to time the conduct of our Israeli operations has deviated from our forecasts.  If we fail to meet the conditions of the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future.

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

A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement (see Item 16G. Corporate Governance for a list of those home country practices followed by us).  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

Item 4. Information on the Company.

Overview

The legal name of the Company is Commtouch Software Ltd., and its principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, P.O.Box 8511, Netanya 42504, Israel, where our telephone number is 011–972–9–863–6888. The Company was incorporated as a private company under the laws of the State of Israel on February 10, 1991 and its legal form is a company limited by shares. Commtouch became a public company on July 15, 1999. Its Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection at that office. The Company’s wholly owned subsidiary, Commtouch Inc., has its principal office located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089, where our telephone number is (650) 864–2000, as well as another office located at 7121 Fairway Dr., St. 104, Palm Beach Gardens, FL 33418, tel: 561 575-3200.

We are a provider of messaging, antivirus and Web security solutions to a wide array of customers and OEM and service provider distribution partners, including real-time Anti-Spam, Outbound Spam Protection for Service Providers, Zero-Hour virus outbreak protection and GlobalView Mail Reputation services, as well as Command Antivirus and GlobalView URL Filtering services. The Company offers its solutions to network and security vendors offering content security gateways, unified threat management, or “UTM”, solutions, network routers and appliances, antivirus solutions and to service providers such as Software-as-a-Service  or “SaaS” vendors, Web hosting providers and Internet Service Providers.  Our multiple services are intended to provide Internet security for various users of the Internet against the harmful effects of spam, malevolent software or “malware”, unwelcome websites, etc.

Additional Detail on Our Offerings

Our above-described services are typically accessed by our OEM and service provider customers through the integration of a Software Development Kit or “SDK” which, upon integration, is then able to communicate with our remote, worldwide Detection Centers in order to provide our customers and their users with the most up to date protection against the latest Internet threats that they are facing.

At the core of our messaging security offerings is our proprietary Recurrent Pattern Detection (RPD)™ technology which, in general terms, analyzes messages associated with mass email outbreaks and directs the blocking of such emails, without the need to analyze individual messages.

At the core of our Web security solutions is its “in the cloud” infrastructure, which analyzes various feeds from worldwide sources as well as data from our RPD pertaining to URLs, and provides a classification of the URLs based on a set of categories.

At the core of our Command Antivirus solutions is our proprietary detection and remediation technology and unique engine design based on a combination of heuristics, emulation and several types of signatures, as well as an “in the cloud” infrastructure, which allows for a high degree of flexibility for our OEM customers.

In February 2011, we announced the availability of all three of our principal service offerings – messaging, antivirus and Web security – in one, unified SDK.  The unified SDK can be integrated into the products of security and networking vendors on an OEM basis, as well as into service providers’ infrastructure. Typical solutions that would benefit from the unified engine are software or hardware solutions or services that combine multiple security technologies, such as UTM, secure content filtering gateways and SaaS security solutions. The three principal service offerings – messaging, antivirus and Web security – are still available also in non-unified, individual SDKs for our OEM and service provider customers.

For our Anti-Spam, Zero-Hour virus outbreak protection and GlobalView Mail Reputation services, we have developed several technologies enabling easier integration to common mail servers and third party technologies used by hosting and service providers. These technologies serve as connectors and or plug-ins to existing infrastructure allowing elimination of most of the development work needed for integration for such platforms and letting system administrators configure their systems to use our services.

We also offer the following services typically through reseller channels:

•
An enterprise anti-spam and Zero-Hour virus outbreak detection solution, which allows the reseller’s customer to download an Enterprise Gateway, enabling the subject Commtouch services to be provided in real time by our Detection Center(s).  Through the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam and virus detection services from the Detection Center, all allowing for real-time reaction to worldwide attacks.

•	Command Anti-Malware service known as “CSAM”, which offer world-class anti-malware protection for consumers and small businesses, as well as enterprises with hundreds of managed endpoints.

2010 Acquisition of Command Antivirus

On September 3, 2010, Commtouch Inc. acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc. (now known as SafeCentral, Inc.), including:

•	the antivirus products known as “AV SDK” and “CSAM”, which are aimed at protecting customers against viruses, spyware, Trojan downloaders and other such Internet related threats;
•	certain contracts with OEM customers pursuant to which such customers are authorized to integrate the AV SDK into their solutions and to sell and support such integrated solutions;
•	certain contracts with resellers pursuant to which such resellers are authorized to sell the CSAM solutions;
•	all such products’ intellectual property (including all interests in the Authentium and Command Software brand names and all associated trademarks, trade names and related property);
•	certain furniture, computers and office equipment; and

At the closing, we also hired 13 ex-Authentium employees, based in a Florida office, and engaged additional independent contractors providing remote services to the operation.

In consideration for the sale of this division, we paid Authentium the sum of $4.6 million in cash, $920,000 of which was placed in escrow for distribution to Authentium in two installments during 2011, provided those funds are not needed to satisfy certain obligations. Additionally, following the conclusion of the 2011 year and based on achievement of certain revenue milestones, we will pay SafeCentral approximately $3 million in cash, or the “Earnout”, subject to adjustment upward or downward based on the performance level of the purchased OEM contracts. The fair value of the Earnout obligation as of December 31, 2010 is $ 2.8 million.

As a result of this transaction, we are generating additional revenues and are able to sell our newly acquired antivirus services to new and existing customers.

Sales and Marketing

We utilize third party distribution channels to sell our products.  Generally, our software is provided to OEM and service provider customers, who in turn integrate the software into their product or service offerings for sale or provision of our services to their customers.  We are paid service fees under a variety of fee structures, including fixed fee and fee sharing arrangements.

Our enterprise anti-spam and Zero-Hour anti-virus gateway service, as well as CSAM service, are sold through resellers, who pay us pre-negotiated fees after each sale is closed with a reseller’s customer.

All Company sales are managed by the Company’s and its U.S. subsidiary’s business development/sales departments, each of which consists of a department head and a relatively small number of business development/sales professionals.  The Company’s marketing efforts are aimed mainly at potential OEM and service provider customers.  The marketing department is concentrated in the Company’s Israel office, though our personnel travel internationally in furtherance of the Company’s marketing goals.

Intellectual Property

We regard our patented and patent pending anti–spam and anti-virus technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. During 2004, we purchased a United States patent, Patent No. 6,330,590, which we believe to be an integral part of our patent strategy aimed at protecting our proprietary anti-spam technology.  During 2005, we filed in the United States an anti-spam related patent application, claiming priority for a prior period based on the filing of U.S. Provisional Patent Application. This application remains outstanding. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related).  This provisional application was converted to a formal patent application and, effective December 7, 2010, the United States Patent and Trademark Office split our application into three pending applications and issued us a new patent – United States Patent No. 7,849,186.  During 2008, we filed a U.S. Provisional Patent Application for anti-malware data center aggregate, the subject of which remains unpublished and thus confidential. During 2009, it too converted into a formal patent application.  We may seek to patent certain additional software or other technology in the future.

We are actively maintaining our registered trademark for "COMMTOUCH", which is registered in the U.S., Canada, Israel, European Union and China. With the acquisition of Command Antivirus, we also acquired registered trademarks in “Command Antivirus”, “Command Anti-Malware”, “Command On Demand”, “Command Interceptor”  and “Galileo”, as well as registered service marks in “Authentium” and “Authentium ESP”.  A previous registration of "PRONTO" in Canada is still in force, but we are not maintaining this registration and it will lapse in 2014. Since at least September 2003, we have claimed trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our messaging security solutions.  We have also been claiming trademark rights in Zero-Hour in relation to our virus outbreak detection product (and more recently one of our web security products) and GlobalView in relation to our IP reputation and Web security products, as well as our “in the cloud” network infrastructure.

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

Employees

As of December 31, 2010, 2009 and 2008, we had 93, 72 and 69 employees, respectively. None of our U.S. employees are covered by a collective bargaining agreement. As of December 31, 2010, our employees were categorized as follows:

LOCATION	General & Administrative	Sales & Marketing	Research & Development	Hosting (Operations)	TOTAL:
ISRAEL OFFICE	10	19	31	-	60
U.S. OFFICE:
California	4	9	-	7	20
Florida	2	2	9	-	13

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

Description of Property

All of our facilities are leased. Our headquarters, in Netanya, Israel, is approximately 1,057 square meters, and it houses senior management, research and development, sales, marketing and administrative personnel.  Our subsidiary’s Sunnyvale, California office, which is approximately 4,527 square feet in size, houses administrative, sales and hosting (operations) personnel; its office in Florida (approximately 3,000 square feet), houses the Command Antivirus operations and research and development personnel, plus a small number of administrative and sales personnel.

Geographic Information

The Company conducts its business on the basis of one reportable segment  in accordance with Accounting Standards Codification™, or ASC, 280, "Segment Reporting".

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects - “Revenue Sources” and the financial statements included elsewhere in this annual report. Below is a breakdown of our revenues by location (in thousands):

	Year December 31,
	2008	2009	2010

Israel	$1,080	$1,544	$2,047
North America	8,018	8,032	9,184
Europe	3,160	3,776	4,454
Asia	1,497	1,508	1,976
Other	337	329	500

	$14,092	15,189	18,161

We have had only negligible capital expenditures and divestitures in the last three financial years.

Competitive Landscape

The markets in which Commtouch competes are intensely competitive and rapidly changing. However, we believe there are very few competitors that offers the complete package of anti–spam, anti-virus (both traditional and complementary real-time offerings), IP reputation and Web security protections that Commtouch provides.

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

In the market for messaging security solutions, there are sophisticated offerings that compete with our solutions. Email defense providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include Symantec (Brightmail), TrendMicro, Intel (McAfee) and Cisco (IronPort).  Messaging security providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Vade Retro.

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

The market for real-time virus protection products is also constantly evolving, as those promoting the proliferation of viruses continually seek new distribution techniques. Commtouch’s real-time offering differs from traditional anti-virus solutions (such as our Command Antimalware solution) in that we offer an additional, complementary solution to signature and heuristic-based anti-virus engines. For this reason, our Zero-Hour virus outbreak protection engine has been employed by several anti-virus companies.  If virus distribution methods continue to migrate from email to other formats, there may be less of a demand for our Zero-Hour solution and more of a demand for a Web security product, such as our GlobalView URL filtering solution.

In the market for antimalware solutions, there are vendors offering fairly effective solutions using various technologies based on signatures, emulation and heuristics.  The Commtouch solution is not unique, but has an exclusive OEM/service provider focus, and an increasing focus on heuristics and zero day effectiveness. Most companies in this space provide end-user products and in some cases make software development kits available on an OEM basis.  Competitors to Commtouch include McAfee, Sophos, Kaspersky, and open source software such as Clam-AV.

In the market for Web security solutions, there are advanced offerings that compete with our GlobalView URL filtering solution. Web security providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include Intel (McAfee), WebSense and BlueCoat.  Web security providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Webroot (BrightCloud), Symantec (RuleSpace) and IBM (ISS/Cobion).

We expect that the markets for Internet security solutions will continue to become more consolidated, with companies increasing their presence in this market or entering ancillary markets by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this in the messaging security field are the acquisitions of IronPort by Cisco, McAfee by Intel, Brightmail by Symantec Corp., both Frontbridge and Sybari Software by Microsoft, and Bizanga by Cloudmark.  Some examples of this in the Web security field are the acquisitions of Fastdata by Cisco, SurfControl by WebSense, CipherTrust by Secure Computing, Secure Computing by McAfee, McAfee by Intel, RuleSpace by Symantec and and BrightCloud by Webtoot .

See also disclosure under “Item 3. Key Information– Risk Factors—Business Risks—We have many established competitors who are offering a multitude of solutions to the problems of spam/virus distribution and Web-related security threats.”

Item 4A.  Unresolved Staff Comments.

Not applicable

Item 5. Operating and Financial Review and Prospects.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. On September 3, 2010, Commtouch Inc. acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc.

Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are accounting for stock-based compensation, revenue recognition, and commitments and contingencies.

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

The fair value for options granted in 2008, 2009 and 2010 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

Revenue recognition

The Company derives revenues from Anti-Spam, Anti-virus, Zero-Hour™ Virus Outbreak Protection, GlobalView Mail Reputation, GlobalView URL filtering Services and Command Antivirus.  The service component of the Company's solutions is considered essential to the functionality of the software components. Furthermore, the software components cannot be effectively used on a standalone basis, or with a third party's service. The customer has no ability to effectively run the software or the Software Development Kit ("SDK") on its own hardware. As the software portion of the product cannot effectively stand on its own, the Company considers each sale as a service arrangement.

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

Goodwill

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350 (formerly SFAS No. 142), "Intangibles - Goodwill and Other",  goodwill acquired in a business combination should not be amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is allocated to one reporting unit and fair values are determined using market capitalization. In 2010, no impairment losses were identified.

Revenue Sources

We recognize revenues from anti-spam, antivirus,  Zero-Hour virus outbreak detection, GlobalView Reputation and URL filtering/Web security services. Revenues from these services are recognized when persuasive evidence of an arrangement exists, services are provided, the fee is fixed or determinable and collectability is probable. Revenues derived from these services are recognized ratably over the life of the service period.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	2008	2009	2010

Revenues	$14,092	$15,189	$18,161
Cost of revenues	1,828	2,260	2,918
Gross profit	12,264	12,929	15,243
Operating expenses:
Research and development, net	3,152	2,958	3,397
Sales and marketing	3,992	4,212	4,575
General and administrative	3,189	3,063	3,911
Total operating expenses	10,333	10,233	11,883
Operating income	1,931	2,696	3,360
Financial income (expenses), net	346	60	(55)

Net income before taxes on income (tax benefit)	2,277	2,756	3,305
Taxes on income (tax benefit)	7	(2,404)	(1,098)

Net income attributable to ordinary and equivalently participating shareholders	$2,270	$5,160	$4,403

Comparison of Years Ended December 31, 2010 and 2009

Revenues. Revenues increased by $3.0 million from $15.2 million in 2009 to $18.2 million in 2010.  The increase is mainly due to a growth in market share, especially in the Asian market, increase in sales derived from our Web security product launched in the fourth quarter of 2008 and sales of the Antivirus product following the purchase of Command Antivirus on September 2010.

Cost of Revenues. Cost of revenues increased by $0.6 million from $2.3 million in 2009 to $2.9 million in 2010. The increase in 2010 is mainly due to higher facility costs and hosting expenses aimed to serve the increasing number of customers and the Command Antivirus expenses fully consolidated into Commtouch.

Research and Development, net. Research and development expenses increased by 15% and amounted to $3.4 million in 2010 compared to $3.0 million in 2009. The increase is mainly due to the related Command Antivirus expenses being fully consolidated into Commtouch from September 2010 and an increase due to recruitment of additional employees to support the company’s efforts to develop new products. However, this increase was offset by an OCS grant in 2010, which reduced our payroll cost by $0.8 million compared to only $0.3 million in 2009.  Research and development expenses include $0.3 million of expenses in connection with equity based compensation.

Sales and Marketing. Sales and marketing expenses increased by 9% and amounted to $4.6 million compared to $4.2 million in 2009. The increase is mainly due to recruitment of employees, increased sales and marketing activity and the related Command Antivirus expenses fully being consolidated into Commtouch from September 2010. Sales and marketing expenses included $0.4 million expenses in connection with ASC 718.

General and Administrative. General and administrative expenses increased by 28%, from $3.1 million in 2009 to $3.9 million in 2010. The increase is mainly due to  expenses incurred  in connection with the acquisition of Command Antivirus. In 2010, general and administrative expenses included $0.7 million expenses in connection with equity based compensation.

Financial Income (Expenses), Net. Financial income (expenses), net, resulted in expenses of  $0.1 million in 2010 compared to income of $0.1 million in 2009.  The decrease is primarily due to a decrease in interest income in the Company's cash deposits and exchange differences derived from the devaluation of the US dollar against the NIS.

Taxes on income (tax benefit). In 2009, a deferred tax asset in the amount of $2.4 million in respect of loss carry forwards and other temporary differences was created in respect of forecasted taxable income that is more likely than not to be realized in the foreseeable future, based on our established pattern of profitability in the last few years. In 2010, the deferred tax asset increased by $1.1 million due to an increase in forecasted taxable income more likely than not to be realized in the foreseeable future.

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

Research and Development, net. Research and development expenses decreased by 6% and amounted to $3.0 million in 2009 compared to $3.2 million in 2008. The decrease is mainly due to approval of a $0.5 million OCS grant, which reduced our payroll cost in $0.3 million during 2009; however, this decrease was offset by an increase due to recruitment of additional employees to support the company’s efforts to develop new products. Research and development expenses in 2009 include $0.3 million of expenses in connection with ASC 718.

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

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2010. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

Three Months Ended
	Mar 31	June 30	Sep. 30	Dec. 31	Mar 31	June 30	Sep. 30	Dec. 31
	2009	2009	2009	2009	2010	2010	2010	2010
(in thousands)
(unaudited)

Revenues	3,543	3,733	3,899	4,014	4,079	4,104	4,601	5,377
Cost of revenues	513	516	596	635	609	652	753	904

Gross profit	3,030	3,217	3,303	3,379	3,470	3,452	3,848	4,473

Operating expenses:
Research and development, net	786	765	806	601	810	561	824	1,202
Sales and marketing	998	1,022	1,025	1,167	1,062	1,024	1,100	1,389
General and administrative	732	746	772	813	792	873	1,054	1,192

Total operating expenses	2,516	2,533	2,603	2,581	2,664	2,458	2,978	2,978

Operating income	514	684	700	798	806	994	870	690

Financial income(expenses), net	(78)	12	149	(23)	(50)	(12)	59	(52)

Net income	436	696	849	775	407	982	929	638

Taxes on income (tax benefit)	-	-	-	(2,404)	(38)	97	(128)	(1,029)

Net income attributable to ordinary and equivalently participating shareholders	436	696	849	3,179	794	885	1,057	1,667

Basic
Net income per share	$0.02	$0.03	$0.03	$0.13	$0.03	$0.04	$0.05	$0.07

Diluted net income per share	$0.02	$0.03	$0.03	$0.13	$0.03	$0.04	$0.05	$0.07

New Accounting Pronouncements

ASU 2009-13 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has not early adopted the guidance. Management believes that the adoption of the new guidance will not have a material impact on its consolidated financial statements.

ASU 2010-06 - In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2010. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

Liquidity and Capital Resources

We have financed our operations from positive operating cash flows, the issuance of equity securities and, to a lesser extent, from research and development grants from the Israeli government.

As of December 31, 2009 and December 31, 2010, we had approximately $17.3 million and $13.4 million of cash and cash equivalents, respectively. The decrease was mainly due to the purchase of the Command Antivirus business unit in the amount of $4.6 million and $3.8 million expended in our Ordinary Share buyback plan (see discussion under Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”), offset by positive operating cash flow of $4.3 million and receipt of proceeds from the exercise of warrants and options in the amount of $0.8 million.

In 2010, net cash provided by operating activities was approximately $4.3 million. Net cash used in financing activities in 2010 was approximately $3.0 million, net of the share buyback activity. Net cash provided by investing activities in 2010 was $5.1 million and consisted primarily of the purchase of the Command Antivirus business unit in the amount of $4.6 million and purchase of property and equipment in the amount of $0.6 million. As of December 31, 2009 and December 31, 2010, we had working capital of $16.9 million and $13.6 million, respectively.

Based on the cash balance at December 31, 2010, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations at least through May 2012.

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2010 (in thousands):

Contractual Obligation	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$791	$501	$290	$-	$-
Other Long-term liabilities reflected on the Company’s Balance Sheet - Accrued severance pay	1,303	-	-	-	1,303
Other Long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(1,208)	-	-	-	(1,208)
Net - severance pay liability	95	-	-	-	95
Earnout obligation	2,831	-	2,831-	-	-

Total	$3,717	$501	$3,121	$-	$95

Effective Corporate Tax Rates

The Company is subject to company tax on its taxable income. The applicable rate was 29% in 2007, 27% in 2008 and 26% in 2009, is 25% in 2010, and is scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

As of December 31, 2010, the Company's net operating loss carry forwards for tax purposes amounted to approximately $ 80 million (including capital loss carry forward of $ 16 million), which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2010, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $ 90 million. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2012 through 2025.

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

The annual rate of inflation in Israel was 2.7% in 2010, 3.9% in 2009 and 3.8% in 2008 The NIS appreciated against the U.S. dollar by approximately (6.0%) in 2010 and (0.7%) in 2009 and (1.1%) in 2008. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 3.549for one U.S. dollar on December 31, 2010. The representative dollar exchange rate was NIS 3.538 at May 16, 2011. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period–to–period comparisons of our results. The effects of foreign currency re–measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

Item 6. Directors, Senior Management and Employees

The following table presents information with respect to our directors’ beneficial ownership of our Ordinary Shares as of April 30, 2011.  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 23,511,636 Ordinary Shares outstanding as of April 30, 2011. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of April 30, 2011 are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Ordinary Share Beneficial Ownership >1%	Number of Ordinary Shares Beneficially Owned	Number of Options and Warrants included in Beneficial Ownership
Lior Samuelson, Director and Chairman of the Board	61	<1%

Amir Lev, Director, President and CTO	51	3.8%	924,087	762,936 options, at exercise prices ranging from $0.36 to $6.60 per Ordinary Share. Expiration dates range from 12/30/11 to 8/4/15

Aviv Raiz, Director (1)	52	23.7%	5,590,863	104,994 options, at exercise prices ranging from $1.58 to $6.60 per Ordinary Share. Expiration dates range from 12/30/11 to 12/15/16.
Hila Karah, Director(1)(3)	42	<1%

Lloyd E. Shefsky, Director(2)(3)	70	<1%

Yair Shamir, Director (Outside Director) (2)(3)(4)	66	5.6%	1,325,267	61,244 options, at exercise prices ranging from $1.58 to $4.10. Expiration dates range from 3/31/14 to 12/15/16

Yair Bar-Touv, Director (Outside Director) (1)(2)	50	<1%

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating Committee

(4)
Mr. Shamir’s ownership interest includes 1,264,023 Ordinary Shares purchased by Catalyst Private Equity Partners II, for which Mr. Shamir acts as Chairman and Managing Partner.  Mr. Shamir’s options, as noted in the table above, are also held on behalf of Catalyst.

Gideon Mantel, our longtime CEO (Chairman and co-founder, as well) retired from the Company at the end of 2010.

Other Senior Management Employees:

The following table sets forth the names and positions of our senior management employees, with ownership data being as of April 30, 2011:

Name	Age	Ownership >1%	Position
Ido Hadari	37	(1)	Chief ExecutiveOfficer
Amir Lev	51	See table above	President and Chief Technology Officer
Ron Ela	40	(1)	Chief Financial Officer

Gary Davis	49	(1)	Vice President, General Counsel and Corporate Secretary
Amos Arev	44	(1)	Vice President, Research & Development Commtouch Software Ltd.
Francois Depayras	37	(1)	Vice President, Americas Sales and Business Development, Commtouch Inc.
Ofer Tal	41	(1)	Vice President, International Sales and Business Development, Commtouch Software Ltd.
Yossi Maslaton	43	(1)	Vice President, Network Operations & Customer Services, Commtouch Inc.
Asaf Greiner	37	(1)	Vice President, Products, Commtouch Software Ltd.
Rebecca Herson	40	(1)	Vice President, Marketing, Commtouch Software Ltd.
Gabriel Mizrahi	36	(1)	Vice President, Technologies, Commtouch Software Ltd.
Helmuth Freericks	57	(1)	General Manager Anti-Malware Solutions, Commtouch Inc.
Michael Myshrall	41	(1)	Vice President, Corporate Development, Commtouch Inc.

(1)	less than 1%

Lior Samuelson has been a member of the Board since August 2010 and Chairman since December 2010.  Mr. Samuelson is the founder and managing partner of Mercator Capital, a merchant bank specializing in advising and investing in the technology and telecom sectors. During his extensive career, Mr. Samuelson served as chairman, CEO and board member of several companies in technology, telecom, financial services and management consulting.  In 2008, he was the chairman of Deltathree (DDDC); from 1997 to 1999, he was the president and CEO of PricewaterhouseCoopers Securities. Prior to that, he was the president and CEO of The Barents Group, a merchant bank specializing in advising and investing in companies in emerging markets. He previously was a managing partner with KPMG and held a senior management position at Booz, Allen & Hamilton. Mr. Samuelson earned B.S. and M.S. degrees in Economics from Virginia Tech.

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

Ido Hadari became the CEO of Commtouch in January 2011.  He joined Commtouch in 2008, as Vice President, International Sales and Business Development and from November 2009 through December 2010 he served as Chief Operating Officer. Mr. Hadari has over a decade of business management and sales experience.  Prior to Commtouch, he worked for eight years at Interwise, an enterprise voice and web conferencing provider that was acquired by AT&T, where he held various senior business development and channel management positions with responsibilities for regional sales in Europe and Asia, and global strategic alliances. He holds a BA magna cum laude in Business Administration and Economics from Hebrew University, Jerusalem.

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

Gary Davis joined Commtouch in September 1999 and serves as Vice President, General Counsel and Corporate Secretary. Mr. Davis has over 25 years of legal experience in both private law firm and corporate practices. Mr. Davis is certified to practice law in both the State of Israel and California. Prior to September 1999, Mr. Davis was in–house counsel to Israel Military Industries and Elta Electronics Industries. He received a B.A. in Political Economy of Industrial Societies from U.C. Berkeley and a J.D. in law from Golden Gate University.

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

Helmuth Freericks joined Commtouch in September 2010 with the acquisition of the Command division of Authentium, Inc, and serves as General Manager Anti-Malware Solutions.  Mr. Freericks is an industry pioneer in the anti-malware field, having co-founded one of the earliest antivirus companies – Command Software —  in 1984, long before computers were ubiquitous, and before computer viruses were a household concept. At Command, Mr. Freericks served in various executive roles over the years, starting as Vice President of Research and Development and Chief Technology Officer, and finally as CEO before the company was acquired by Authentium in 2002. While at Authentium, he served as CEO of Global Risc, an Authentium subsidiary, and later as CTO and then Chief Science officer at Authentium.

Amos Arev joined Commtouch in April 2011 as Vice President of Research & Development. Mr. Arev has over 20 years of software development management experience and has spent over half of his career specializing in IT security. Prior to joining Commtouch, Mr. Arev was VP R&D of Skybox Security, a provider of automated security risk management solutions. Prior to Skybox Security, Mr. Arev held several R&D management positions at Check Point Software and at Comverse Network Systems. Mr. Arev holds a Master of Science in Electrical Engineering from Tel-Aviv University and a Bachelor of Science in Electrical Engineering from the Technion, Israel Institute of Technology, both cum laude.

Michael Myshrall joined Commtouch in January 2011 as Vice President, Corporate Development. He brings to Commtouch two decades of investment banking, business development and technology experience. Prior to joining Commtouch, he focused on technology strategy, financial advisory and mergers and acquisitions, first with Mercator Capital and more recently with Trilos Ventures. Mr. Myshrall previously held various roles in business development, marketing, and engineering within companies such as Nortel, Newbridge Networks, Corvis, and Civcom.  Mr. Myshrall holds a degree in Electrical Engineering from the University of New Brunswick and an MBA from Harvard Business School.

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

Chairman of the Board

Under the Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Companies Law.  In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote.  The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager.

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

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
such majority includes a majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting; or

•
the total number of shares held by non–controlling shareholders and disinterested shareholders voting against the election of the director at the meeting does not exceed two percent of the aggregate voting rights in the company.

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

Pursuant to the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its Board of Directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Israel Companies Law, as well as certain other recommended corporate governance provisions.  We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations described above.

Audit Committee

As noted above in the discussion under “Independent and Outside Directors”, the Israel Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the Company’s business (including through consultations with the internal auditor and independent accountant), approving management compensation, reviewing, classifying and approving related party transactions and extraordinary transactions as required by law, reviewing the internal auditor's audit plan and establishing and monitoring whistleblower procedures). An audit committee must consist of at least three directors meeting the independence standards under the NASDAQ Listing Rules and must include all outside directors under the Israel Companies Law, all as described above. One of the outside directors must serve as the chair of the audit committee.  Furthermore, under the Israel Companies Law, the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder.  Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and in addition a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one outside director.  Individuals who are not permitted to be audit committee members may not participate in the committee's meetings other than to make a presentation regarding a particular issue.  However, an employee who is not a controlling shareholder or relative may participate in the committee's discussions but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and votes if requested by the committee.

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

Investment Committee

The committee’s responsibilities include identifying appropriate investment vehicles for the cash reserves of the Company and recommending to the board appropriate investment policy from time to time.  As of the date of filing of this annual report, the committee had not yet been reconstituted.

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

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company, and the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.  A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director.  A violation of these requirements is deemed a breach of the director's duty of loyalty.

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

Under the Israel Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the audit committee and the Board of Directors. The approval of the compensation committee may be substituted for the approval of the audit committee, provided the compensation committee complies with all the requirements prescribed by the Companies Law regarding composition of the audit committee.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee without Board approval is sufficient.  Arrangements regarding the compensation of directors require audit committee, Board of Directors and shareholder approval.

The Israel Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. "Personal interest," as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney.  "Personal interest" does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "extraordinary transaction."  An “extraordinary transaction” is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities, and a "relative" as a spouse, sibling, parent, grandparent or descendant, and the sibling, parent or descendant of a spouse, as well as the spouse of any of the foregoing.

In the case of a transaction that is not an extraordinary transaction and that does not relate to compensation or terms of employment, after the office holder complies with the above disclosure requirement, only Board approval is required unless the Articles of Association of the company provide otherwise.  Our Amended and Restated Articles of Association do not provide otherwise.  Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the Board and, under specified circumstances, by a meeting of the shareholders. An office holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at this meeting or vote on this matter unless a majority of the board of directors or the audit committee has a personal interest in the matter, or if such person is invited by the Chairman of the Board of Directors or audit committee, as applicable, to present the matter being considered.  If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

The Israel Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions, including a private placement with a controlling shareholder or in which a controlling shareholder has a personal interest (including for the provision of services to the company through a company controlled by a controlling shareholder), and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company. The shareholder approval must either include a majority of the non-controlling and disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern terms of compensation for service as an office holder, or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

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

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company’s Articles of Association, can appoint or prevent the appointment of an office holder, are under a duty to act with fairness towards the company. The Israel Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract. The Israel Companies Law does not describe the substance of this duty.

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

Directors also are reimbursed for their expenses for each Board of Directors meeting attended. See in this item 6, “Amended and Restated 1999 Non-employee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants. During 2010, options to purchase 318,335 Ordinary Shares were granted to directors and executive officers under the Company’s stock option plans at a weighted average exercise price of $3.46 per share. The aggregate direct remuneration paid by Commtouch to all directors and executive officers (10 persons) in 2010 was approximately $912,000. During the same period Commtouch accrued or set aside approximately $97 thousand for the same group to provide pension, retirement or similar benefits. As of April 30, 2011, directors and executive officers of Commtouch (9 persons) held an aggregate of 2,146,207 stock options to purchase a like number of Ordinary Shares, with 1,495,160 of those options being vested and exercisable within sixty days of said date.

At the meeting of shareholders in December 2010, shareholders approved the payment to Hila Karah of up to $10,000 annually for the performance of any additional services, as agreed upon by Ms. Karah and the Company on a case by case basis.

Options to Purchase Securities from Registrant or Subsidiaries

As of April 30, 2011, options to purchase 4,526,507 Ordinary Shares were outstanding and held by 86 persons made up of then existing employees, consultants, executive officers and non–employee directors under the Company’s stock option plans, and there were 2,085,398 shares available for grant under all plans. Of the number of options outstanding, 3,263,539 were vested and exercisable.  Additionally, these outstanding options had exercise prices ranging from $0.0375 to $6.60 per share, a weighted average per share exercise price of approximately $2.08 and termination dates ranging from May 2011 to March 2017.

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

The Company’s Non–Employee Directors Plan was extended by an additional ten years at the annual meeting of shareholders held on December 15, 2008. Under this plan, each option becomes exercisable at a rate of 1/16th of the option shares every three months, and has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. Up through 2004, each option granted had a maximum term of ten years, but would terminate earlier if the optionee ceased to be a member of the Board of Directors. Options granted to directors during 2005 - 2010 have a maximum term of six years.  At the annual meeting of shareholders of December 30, 2005, shareholders approved an amendment to the Non-Employee Directors Plan to allow for the acceleration of unvested options for any director who has served the Company for at least three years, unless the director resigned voluntarily or was removed from the Board of Directors due to a failure to perform any of his/her duties to the Company.

Employees

See Item 4: Employees

Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our Ordinary Shares as of April 30, 2011, including:

•	each person or entity known to Commtouch to own beneficially more than five percent of Commtouch’s Ordinary Shares, and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 23,511,636 Ordinary Shares outstanding as of April 30, 2011. Ordinary Shares issuable upon exercise of options and other rights held and exercisable on or within sixty days of April 30, 2011 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights and for all directors and officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person.  Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount		Percent of
	Owned		Class
Aviv Raiz*	5,590,863	**	23.7%

Gideon Mantel*	1,381,123	***	5.6%

Catalyst Private Equity Partners II LP	1,325,267	****	5.6%

All directors and executive officers as a group at 4/30/11 (9 persons)	8,492,868	*****	34%

 *These shareholders of record reside in Israel.  With respect to Catalyst Private Equity Partners II LP, the Chairman and Managing Partner of this limited partnership, Mr. Yair Shamir – a director in the Company - resides in Israel.
**Includes 104,994 options, exercisable into a like number of Ordinary Shares.
***Includes 1,088,097 options exercisable into a like number of Ordinary Shares.
****Includes 61,244 options exercisable into a like number of Ordinary Shares.
*****Includes 1,495,160 options exercisable into a like number of Ordinary Shares.

Based on a review of the information provided to us by our transfer agent, as of April 30, 2011, there were 63 holders of record of our Ordinary Shares, including 42 holders of record residing in the United States holding 20,288,149 Ordinary Shares, or approximately 85% of the aggregate 23,889,265Ordinary Shares outstanding as of such date.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 82% of our outstanding Ordinary Shares as of such date on behalf of approximately 86 brokers and banks).

Significant Changes in Percentage Ownership During the Past Three Years

Since December 2006, Catalyst Private Equity Partners II LP has acquired through purchases on the open market a total of 1,264,023 Ordinary Shares, which as of the filing of this annual report represents more than 5% ownership in the Company.

Interest of Management and their Family Members in Certain Transactions

There were no related party transactions during 2010 or through the date of filing of this Form 20-F.

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

While we have brought a few relatively minor lawsuits for collection actions, we are not a party to any litigation, and we are not aware of any threatened litigation which, in the aggregate, would be material to the business of the Company.

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2010.

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

Since December 16, 2009, the Company’s Ordinary Shares have also been traded on the Tel Aviv Stock Exchange, or “TASE”, under the symbol CTCH.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the NASDAQ Capital Market for the periods indicated:

	High	Low

2006:	$4.08	$2.10
2007:	$7.44	$3.69
2008:	$6.22	$1.50
2009:	$4.30	$1.57
2010:	$3.90	$1.35

2009:
First Quarter	$2.12	$1.57
Second Quarter	$2.04	$1.71
Third Quarter	$3.73	$2.63
Fourth Quarter	$4.30	$3.39

2010:
First Quarter	$4.30	$3.70
Second Quarter	$4.13	$2.96
Third Quarter	$3.90	$2.85
Fourth Quarter	$2.50	$1.50

Most Recent Six Months:

December 2010	$3.72	$3.40
January 2011	$3.95	$3.75
February 2011	$3.98	$3.67
March 2011	$3.72	$3.23
April 2011	$3.52	$3.34
May 2011	$3.50	$3.20

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the TASE for the periods indicated. Share prices on the TASE are quoted in NIS:

	High		Low

2010:
First Quarter	NIS	16.60	NIS	13.50
Second Quarter	NIS	15.50	NIS	11.50
Third Quarter	NIS	15.60	NIS	11.00
Fourth Quarter	NIS	14.60	NIS	11.50

Most Recent Six Months
December 2010	NIS	13.60	NIS	11.90
January 2011	NIS	14.40	NIS	12.80
February 2011	NIS	14.60	NIS	12.70
March 2011	NIS	13.50	NIS	11.80
April 2011	NIS	12.50	NIS	11.20
May 2011	NIS	12.40	NIS	11.20

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

As of April 30, 2011, our authorized share capital consisted of 55,353,340 Ordinary Shares, NIS 0.15 par value. As of April 30, 2011, there were 23,511,636 Ordinary Shares issued and outstanding.

DESCRIPTION OF ORDINARY SHARES

All issued and outstanding Ordinary Shares of Commtouch are duly authorized and validly issued, fully paid and non-assessable.

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

MATERIAL CONTRACTS DURING PAST TWO YEARS

Cost Investments. Commtouch made a $750,000 investment in Mirapoint Software, Inc., a secure messaging vendor and an OEM licensee, as part of Mirapoint's larger financing round in the fourth quarter of 2007.  In connection therewith, Commtouch received a minority ownership interest in Mirapoint of approximately 8%.  During early 2009, Commtouch made an additional investment in Mirapoint, as part of a larger financing round, in the amount of $477,000. In total, Commtouch investments in Mirapoint as of December 31, 2010 amounted to $1,227,000. By way of a merger, Mirapoint is now a part of Critical Path, Inc., with Commtouch having an ownership interest of approximately 2% in Critical Path.

Asset Purchases. On September 3, 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium (now known as SafeCentral, Inc.), including:

i.	the antivirus services known as “AV SDK” and “CSAM”, which are aimed at protecting customers against viruses, spyware, Trojan downloaders and other such Internet related threats;
ii.	certain contracts with OEM customers pursuant to which such OEM customers are authorized to integrate the AV SDK into their solutions and to sell and support such integrated solutions;
iii.	certain contracts with resellers pursuant to which such resellers are authorized to sell the CSAM solutions;
iv.	all such products’ intellectual property (including all interests in the Authentium and Command Software brand names and all associated trademarks, trade names and related property); and
v.	certain furniture, computers and office equipment.

At the closing, Commtouch also employed 13 new employees, based in a Florida office, and engaged 4 independent contractors providing remote services to the operation.

In consideration for the sale of this division, Commtouch paid Authentium the sum of $4.6 million in cash, $920,000 of which was placed in escrow for distribution to Authentium in two installments during 2011, provided those funds are not needed to satisfy certain obligations, as defined in the Asset Purchase Agreement. Additionally, following the conclusion of the 2011 year and based on achievement of certain revenue milestones, Commtouch shall pay SafeCentral in cash the Earnout of approximately $3 million, subject to adjustment upward or downward based on the performance level of the purchased OEM contracts. The fair value of the Earnout obligation as of December 31, 2010 is $ 2.8 million.

Amended and Restated Articles of Association

See the discussion under Item 4 “Information on the Company- Overview” for instructions on how to locate the Company’s Amended and Restated Articles of Association. In addition, the Articles are incorporated by reference to this Form 20-F under Exhibit 1.2 below.

EXCHANGE CONTROLS

Non-residents of Israel who own our Ordinary Shares may freely convert all amounts received in Israeli currency in respect of such Ordinary Shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the Ordinary Shares, into non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

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

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

The Company is not in development area A. The Company is examining the possible effect of the amendment on the financial statements, if at all, and has not yet decided whether to apply the amendment.

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

For information with respect to the applicability of Israeli capital gains taxes on the sale of Ordinary Shares by United States residents, see above “Capital Gains Tax on Sales of Our Ordinary Shares.”

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

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

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

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

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election.

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC. For those U.S. Holders who determine that we were a PFIC in any of our taxable years and notify us in writing of their request for the information required in order to effectuate the QEF election described above, we will promptly make such information available to them.

Information Reporting and Withholding

With respect to cash dividends and proceeds from a disposition of Ordinary Shares, a U.S. Holder may be subject to backup withholding (currently at a rate of 28%, with such rate being frozen at this level through December 31, 2012). In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our common stock. See “Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if: (i) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (ii) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. The HIRE Act applies to payments made after December 31, 2012. You should consult your tax advisor regarding the HIRE Act.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) As of December 31, 2010, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2010, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed our internal control over financial reporting as of December 31, 2010. Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the antivirus business of Authentium Inc. acquired on September 3, 2010, which is included in our 2010 consolidated financial statements. Our management based its assessment on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2010, our internal control over financial reporting is effective.

(d) Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independently assessed the effectiveness of the Company's internal control over financial reporting. Kost, Forer, Gabbay & Kasierer,  has issued an attestation report in respect of our internal control over financial reporting as of December 31, 2010, which is included under Item 18 on page F-3 of this annual report.  We note that this report is provided voluntarily for 2010, as non-accelerated filers are not required to include it in their Form 20-F filing.

(e) During the period covered by this annual report on Form 20-F, there were no  changes to our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

The Board of Directors of the Company has determined that Mr. Yair Shamir, a member of the Audit Committee, is an audit committee financial expert as that term is defined in Item 16A of Form 20-F and is independent as that term is defined in NASDAQ Listing Rule 5605(a)(2).

Item 16B. Code of Ethics.

The Company, by way of Board of Directors resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers.  The Code of Ethics is posted on the Company’s website at www.commtouch.com, under the link “Investor relations documents” on the “investor relations” page.

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2010, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2010 and 2009:

	Year ended December 31,
	2010	2009
	Fees	Fees

Audit related fees (1)	$189,000	$133,000
Tax Fees and other(2)	$81,000	$18,000
Total	$270,000	$151,000

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

 (2) Tax fees and other include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authority; and tax planning services. Also included are fees related to services provided in connection with the Command Antivirus unit acquisition.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Following completion of its first Ordinary Share buyback plan during 2009 (see Item 16E of the annual report on Form 20-F filed for 2009), in March 2010, the Company announced the commencement of its second Ordinary Share buyback plan, under which the Company purchased almost $4 million worth of its Ordinary Shares through the end of 2010.  The Company completed this buyback plan in December 2010 and, in total, it expended $3.82 million to repurchase 1,030,466 Ordinary Shares at an average price of $3.82 per share.  Repurchases during 2010 are summarized in the following table:

ISSUER PURCHASES OF SECURITIES DURING 2010

Period	Total Number Of Shares Purchased	Average Price Paid Per Share ($)	Total Number Of Shares Purchased As Part of Publicly Announced Plan	Maximum U.S. Dollar Value That May Yet Be Purchased Under The Plan
March1- March 31	545,163	3.71	545,163	2,977,836
April 1 – April 30	141,304	3.91	141,304	2,424,854
May 1 – May 31	70,658	3.57	70,658	2,172,834
August 1- August 31	56,648	3.42	56,648	1,978,869
September 1 – September 30	75,900	3.98	75,900	1,676,985
November 1 – November 30	50,143	3.54	50,143	1,499,344
December 1 - December 31	90,650	3.53	90,650	1,179,020
Total	1,030,466	3.71	1,030,466	N/A

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

See pages F-1 to F-31.

See pages FF-1 to FF-9.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. ("the Company") and its subsidiary as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 6, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/KOST FORER GABBAY & KASIERER
June 6, 2011	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

We have audited Commtouch Software Ltd.'s ("Commtouch" or the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Commtouch's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the antivirus business of Authentium Inc. (“antivirus business”), which is included in the Company’s 2010 consolidated financial statements and constituted $1.6 million and $0.4 million of total assets and net assets, respectively, as of December 31, 2010 and $1.1 million and $0.4 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the antivirus business.

In our opinion, Commtouch maintained in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Commtouch and its subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated June 6, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/KOST FORER GABBAY & KASIERER
June 6, 2011	A Member of Ernst & Young Global

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,275	$13,432
Trade receivables	1,932	2,968
Deferred income taxes	1,417	1,940
Prepaid expenses and other accounts receivable	643	384

Total current assets	21,267	18,724

LONG-TERM ASSETS:
Investment in affiliates	1,227	1,227
Intangible assets, net	-	4,510
Goodwill	-	3,792
Deferred income taxes	987	1,560
Long-term lease deposits	63	41
Property and equipment, net	701	920
Severance pay fund	945	1,208

Total long-term assets	3,923	13,258

Total assets	$25,190	$31,982

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31
	2009	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$357	$550
Employees and payroll accruals	996	1,073
Accrued expenses and other liabilities	228	330
Deferred revenues	2,834	3,178

Total current liabilities	4,415	5,131

LONG-TERM LIABILITIES:
Long-term deferred revenues	848	964
Other long-term liabilities	-	2,831
Accrued severance pay	1,050	1,303

Total long-term liabilities	1,898	5,098

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary Shares nominal value NIS 0.15 par value-
Authorized: 55,353,340 shares as of December 31, 2009 and 2010; Issued: 26,122,587 and 26,700,005 shares as of December 31, 2009 and 2010, respectively; Outstanding: 23,958,761 and 23,505,713 shares as of December 31, 2009 and 2010, respectively	842	812
Additional paid-in capital	183,731	186,012
Treasury shares (2,163,826 and 3,194,292 Ordinary Shares at December 31, 2009 and 2010, respectively)	(4,788)	(8,566)
Accumulated other comprehensive income	23	23
Accumulated deficit	(160,931)	(156,528)

Total shareholders' equity	18,877	21,753

Total liabilities and shareholders' equity	$25,190	$31,982

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	2009	2010

Revenues	$14,092	$15,189	$18,161
Cost of revenues	1,828	2,260	2,918

Gross profit	12,264	12,929	15,243

Operating expenses:

Research and development, net	3,152	2,958	3,397
Sales and marketing	3,992	4,212	4,575
General and administrative	3,189	3,063	3,911

Total operating expenses	10,333	10,233	11,883

Operating income	1,931	2,696	3,360
Financial (expenses) income, net	346	60	(55)

Income before taxes on income (tax benefit)	2,277	2,756	3,305
Taxes on income (tax benefit)	7	(2,404)	(1,098)

Net income	$2,270	$5,160	$4,403

Basic net earnings per share	$0.09	$0.21	$0.19

Diluted net earnings per share	$0.08	$0.20	$0.18

Weighted average number of shares used in computing basic net earnings per share	25,618,933	24,531,810	23,575,354

Weighted average numbers of shares used in computing diluted net earnings per share	26,929,407	25,291,517	24,873,778

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary Shares	Ordinary Shares amount	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income *)	Accumulated deficit	Total comprehensive income	Total

Balance as of January 1, 2008	25,346,042	$893	$179,793	$-	$23	$(168,361)		$12,348
Purchase of treasury shares	(706,078)	(28)	-	(1,306)	-	-		(1,334)
Issuance of shares upon exercise of options and warrants	566,695	25	819	-	-	-		844
Stock-based compensation related to employees	-	-	1,495	-	-	-		1,495
Stock-based compensation related to options granted to non-employees	-	-	37	-	-	-		37
Net income	-	-	-	-	-	2,270	$2,270	2,270
Total comprehensive income							$2,270

Balance as of December 31, 2008	25,206,659	890	182,144	(1,306)	23	(166,091)		15,660

Purchase of treasury shares	(1,457,748)	(56)	-	(3,482)	-	-		(3,538)
Issuance of shares upon exercise of options	209,850	8	210	-	-	-		218
Stock-based compensation related to employees	-	-	1,345	-	-	-		1,345
Stock-based compensation related to options granted to non-employees	-	-	32	-	-	-		32
Net income	-	-	-	-	-	5,160	$5,160	5,160
Total comprehensive income							$5,160

Balance as of December 31, 2009	23,958,761	842	183,731	(4,788)	23	(160,931)		18,877

Purchase of treasury shares	(1,030,466)	(42)	-	(3,778)	-	-		(3,820)
Issuance of shares upon exercise of options and warrants	577,418	12	785	-	-	-		797
Stock-based compensation related to employees	-	-	1,465	-	-	-		1,465
Stock-based compensation related to options granted to non- employees	-	-	31	-	-	-		31
Net income	-	-	-	-	-	4,403	$4,403	4,403
Total comprehensive income							$4,403

Balance as of December 31, 2010	23,505,713	$812	$186,012	$(8,566)	$23	$(156,528)		$21,753

*)	Relates to foreign currency translation adjustments

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net income	$2,270	$5,160	$4,403
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	466	491	520
Compensation related to options granted to employees and non-employees	1,532	1,377	1,496
Amortization of intangible assets	-	-	158
Increase in deferred income taxes	-	(2,404)	(1,096)

Changes in assets and liabilities:

Increase in trade receivables	(504)	(318)	(1,036)
Decrease (increase) in prepaid expenses and other accounts receivable	(46)	(271)	287
Increase (decrease)in accounts payable	(69)	112	138
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	(198)	261	163
Increase (decrease) in deferred revenues	(459)	706	(697)
Increase (decrease) in accrued severance pay, net	27	(32)	(10)
Capital gain from sale of Fixed Assets	-	-	(9)

Net cash provided by operating activities	3,019	5,082	4,317

Cash flows from investing activities:
Change in short-term cash deposit	860	740	-
Decrease (increase) in long-term lease deposits	(31)	1	22
Sale of marketable securities	-	2,000	-
Investment in affiliate	-	(477)	-
Proceeds from sale of fixed assets	-	-	9
Acquisition of antivirus business	-	-	(4,600)
Purchase of property and equipment	(504)	(412)	(568)

Net cash provided by (used in) investing activities	325	1,852	(5,137)

Cash flows from financing activities:

Purchase of treasury shares at cost	(1,334)	(3,538)	(3,820)
Proceeds from options and warrants exercised	844	218	797

Net cash used in financing activities	(490)	(3,320)	(3,023)

Increase (decrease) in cash and cash equivalents	2,854	3,614	(3,843)
Cash and cash equivalents at the beginning of the year	10,807	13,661	17,275

Cash and cash equivalents at the end of the year	$13,661	$17,275	$13,432

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Non-cash transactions:

Purchase of property and equipment - trade payables	$(13)	$(9)	$(55)

		Acquisition date
		(September 3, 2010
(a)	Acquisition of antivirus business, net

	Equipment and other assets	$128
	Deferred revenues	(1,157)
	Intangible assets	4,668
	Goodwill	3,792
		7,431
	Less:
	Earn-out payment	2,831

	Net cash paid	$4,600

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.
Commtouch Software Ltd. ("Commtouch" or the Company") was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide internet security solutions to OEM partners and enterprises. The Company's business is to develop and sell, through a variety of third party distribution channels, these solutions to various customers. The Company's messaging solutions are comprised of anti-spam, Zero-Hour Virus Outbreak Protection and GlobalView Mail Reputation solutions, its Web security solution is known as GlobalView URL filtering, and its antivirus solution is known as Command Antivirus.

b.
The Company expects that it will continue to be dependent upon third-party distribution channels for a significant portion of its revenues, which are expected to be derived from sales of the Company's anti-spam, Zero-Hour, anti-virus, IP reputation, URL filtering solutions and Command Antivirus.

c.	Acquisition of antivirus business

On September 3, 2010, the Company completed the acquisition of the assets of the antivirus business of Authentium Inc. (now known as SafeCentral Inc.), a private Florida based company providing various security software services. As a result of this transaction, the Company will generate additional revenues and be able to sell the new acquired antivirus services as additional offering to new and existing customers. The consideration in respect of the acquisition is payable as follows: $ 4,600 was paid in cash at the closing date (of which $920 is placed in escrow until 2011) and an amount of $ 3,000 in cash is a contingent consideration payable to Authentium Inc. based on the antivirus business's 2011 revenues, due in May 2012 as defined in the Asset Purchase Agreement. The contingent consideration is subject to adjustments upward or downward based on the revenue derived from the purchased customer contracts. As of December 31, 2010, the fair value of the contingent consideration of $ 2,831 is presented in long term liabilities. The expenses incurred with respect of the acquisition were $ 300.

The acquisition was accounted for as a business using the purchase method of accounting in accordance with ASC 805.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

Under purchase accounting, the total purchase price was allocated to the antivirus business's net tangible and identifiable intangible assets based on their estimated fair values at the acquisition date as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was assigned to goodwill. The fair value of the contingent consideration and the intangible assets was made by management with the assistance of third party valuation.

Equipment and other assets	$128
Deferred revenue	(1,157)
Technology	1,546
Customer contracts and relationships	2,476
Covenants not-to-compete	646
Goodwill	3,792

Total purchase price	$7,431

Technology includes a virus detection technology (AV SDK and CSAM products) developed by Authentium, which are aimed at protecting customers against viruses, spyware, Trojan downloaders and other such Internet related threats. The technology is being amortized on a straight-line basis over an estimated useful life of eight years.

Customer contracts and relationships is comprised of the antivirus business's main customers and respective contracts. The customer contracts and relationships is being amortized on an accelerated basis over an estimated useful life of ten years.

Covenants not-to-compete states that Authentium Inc. cannot compete against the Company by soliciting customers, employees etc. The covenant not to compete is being amortized on a straight-line basis over an estimated useful life of six years.

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the underlying net tangible and intangible assets.

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Investment in affiliates:

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, in which the Company can exercise significant influence over the affiliate's operating and financial policies. If the Company lacks the ability to exercise significant influence over the affiliate's operating and financial policies, the investment should be accounted for on a cost basis.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2010 and 2009, the Company's investments are accounted for on a cost basis and no impairment losses have been identified.

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

The Company and its subsidiary's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in 2008 through 2010.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350 (formerly SFAS No. 142), "Intangibles - Goodwill and Other", goodwill acquired in a business combination should not be amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is allocated to one reporting unit and fair values are determined using market capitalization. In 2010, no impairment losses were identified.

j.	Intangible assets:

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method for a period of six-ten years.

During 2008, 2009 and 2010, no impairment losses have been identified.

k.	Fair value measurements

Concurrently with the adoption of ASC 820, the Company adopted ASC Topic 825, "Financial Instruments," ("ASC 825") which permits entities to elect, at specified election dates, to measure eligible financial instruments at fair value. As of December 31, 2009 and 2010, the Company did not elect the fair value option under ASC 825 for any financial assets and liabilities that were not previously measured at fair value.

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short-term maturities of financial instruments.

l.	Revenue recognition:

The Company derives revenues from Anti-Spam, Command Antivirus, Zero-Hour Virus Outbreak Protection, GlobalView Mail Reputation, GlobalView URL filtering Services and Command Antivirus.  The service component of the Company's solutions is considered essential to the functionality of the software components. Furthermore, the software components cannot be effectively used on a standalone basis, or with a third party's service. The customer has no ability to effectively run the software or the Software Development Kit ("SDK") on its own hardware. As the software portion of the solution cannot effectively stand on its own, the Company considers each sale as a service arrangement.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Therefore, revenues from such services are recognized over the service term, which generally includes a term period of one to three years.

Revenue is recognized in accordance with ASC 605 – 25 "Revenue Recognition" and Staff Accounting Bulletin Topic 13, when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collectability is probable.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

m.	Research and development costs:

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

n.	Government grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants from the Government of Israel amounted to $ 774, $ 263 and $ 0 in 2010, 2009 and 2008, respectively

o.	Concentrations of credit risk:

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

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection. The allowance for doubtful accounts was $0 and $ 45 at December 31, 2009 and 2010 respectively. Bad debt expense for each of the years ended December 31, 2008, 2009 and 2010 was $ 0, $0 and $ 77, respectively.

p.	Accounting for stock-based compensation:

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

 The fair value for options granted in 2008, 2009 and 2010 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2008	2009	2010

Volatility	80%	82%	71%-73%
Risk-free interest rate	1.8%-2.8%	1.3%-1.6%	1.1%-1.6%
Dividend yield	0%	0%	0%
Expected life (years)	3.03	3.35	3.7-4.6

q.	Basic and diluted net earnings per share:

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

In 2008, 2009 and 2010, the difference between the denominator of basic and diluted net earnings per share is due to the effect of dilutive securities for stock options and warrants. In 2008, 2009 and 2010 1,563,038, 2,584,732 and 1,211,247, respectively, weighted average number of shares related to options and warrants outstanding were excluded from calculation of the diluted earnings per share since they would have an anti-dilutive effect.

r.	Severance pay:

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance (income) expense for the years ended December 31, 2008, 2009 and 2010 was approximately $ 26, $ (31) and $ (10), respectively.

s.	Treasury shares:

The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders' equity.

t.	Income taxes:

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Recently issued accounting pronouncements:

ASU 2009-13 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has not early adopted the guidance. Management believes that the adoption of the new guidance will not have a material impact on its consolidated financial statements.

v.	Adoption of new accounting standards during the period:

ASU 2010-06 - In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2010. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	PROPERTY AND EQUIPMENT

	December 31
	2009	2010

Cost:
Computers and peripheral equipment	$3,224	$4,233
Office furniture and equipment	614	627
Motor vehicles	88	45
Leasehold improvements	1,191	1,182

	5,117	6,087

Less accumulated depreciation	(4,416)	(5,167)

Property and Equipment, net	$701	$920

Depreciation expense amounted to approximately $ 466, $ 491 and $520 in 2008, 2009 and 2010, respectively.

NOTE 4:-	INTANGIBLE ASSETS

Intangible assets, net, are comprised of the following:

	Cost		Accumulated amortization		Intangible assets, net
	December 31,
	2009	2010	2009	2010	2009	2010

Customers contracts and relationships	$-	$2,476	$-	$57	$-	$2,419
Technology	-	1,546	-	65	-	1,481
Covenants not-to-compete	-	646	-	36	-	610

	$-	$4,668	$-	$158	$-	$4,510

Amortization of intangible assets charged to expense was $ 0, $ 0 and $ 158 for 2008, 2009 and 2010, respectively.

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

In connection with its research and development, the Company received $1,050 in participation payments from the OCS. In return for the OCS's participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed product, up to 100% of the amount of grants received (100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $ 1,025 as of December 31, 2010. For the years ended December 31, 2010 and 2009, the amounts of $ 0 and $ 17, respectively, were recorded as cost of revenues with respect to royalties due to the OCS.

b.	Operating leases:

The Company leases its facility in Israel under an operating lease agreement expiring on December 31, 2011. The subsidiary leases its facility in the U.S. under an operating lease agreement expiring on February 28, 2013.

Facilities rent expense for 2008, 2009 and 2010 was approximately $ 202, $ 259 and $ 352, respectively.

Annual minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2013), at the exchange rate in effect on December 31, 2010, are approximately as follows:

2011	501
2012	229
2013	61

791

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

On December 16, 2009, the Company's Ordinary Shares became listed for trading publicly on the Tel Aviv Stock Exchange, or "TASE", thus making the Company a "dual listed" company.

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

b.	Warrants to investors:

As of December 31, 2010, the Company's outstanding warrants issued to various parties were as follows:

Issuance date	Warrants granted for Ordinary Shares	Exercise price per share	Remaining warrants exercisable	Exercisable through

May 2006	23,364	$3.21	23,364	May 2011

	23,364		23,364

c.	Employee stock options:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase Ordinary Shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase Ordinary Shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the "Amended and Restated Israeli Share Option Plan"). As of December 31, 2010, an aggregate of 2,017,585 Ordinary Shares of the Company are still available for future grant to employees and directors.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS' EQUITY (Cont.)
\
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

A summary of the Company's employees share option activity under the plans is as follows:

	Number of options	Weighted average exercise price	Aggregate intrinsic value
	2010	2010	2010

Outstanding at the beginning of the year	3,739,868	$2.67
Granted	333,333	3.85
Exercised	(158,911)	0.66
Expired and Forfeited	(324,033)	3.55

Outstanding at the end of the year	3,590,257	2.79	$4,593

Options vested and expected to vest at the end of the year	3,464,403	2.78	$4,521

Exercisable options at the end of the year	2,588,476	2.58	$3,841

Weighted average fair value of options granted during the year		1.96

The aggregate intrinsic value of the Company's options is the difference between the Company's closing share price on the last trading day of the fiscal year 2010 and the exercise price, times the number of options.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2010, have been separated into ranges of exercise prices, as follows:

		Weighted	Weighted		Weighted average exercise
Exercise		average remaining	average remaining		price per share of
price per	Options	contractual	price per	Options	exercisable
share	outstanding	life in years	share	exercisable	options

$0.03-$0.27	86,437	0.62	$0.04	86,437	$0.04
$0.33-$0.60	414,724	1.80	$0.35	414,724	$0.35
$0.81-$0.84	28,667	0.79	$0.81	28,667	$0.81
$0.93-$1.89	598,546	3.66	$1.40	469,210	$1.35
$1.93-$2.91	645,988	2.90	$2.24	371,018	$2.42
$3.12-$4.35	1,359,756	3.02	$3.46	871,277	$3.22
$4.69-$6.60	456,139	2.90	$6.27	347,143	$6.26

	3,590,257	2.87	$2.79	2,588,476	$2.58

d.	Non-employee directors stock option plan:

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

During 2009, the Company granted 150,000 options to non-employee directors at a weighted average exercise price of $ 3.29 per share. Weighted average fair value of options granted during the year is $ 1.84. As of December 31, 2009, 286,440 options were vested and unexercised and 608,337 were outstanding under the Non-Employee Directors Stock Option Plan.

During 2010, the Company granted 318,335 options to non-employee directors at a weighted average exercise price at $3.46 per share. Weighted average fair value of options granted during the year is $1.98. As of December 31, 2010, 402,073 options were vested and unexercised and 926,672 were outstanding under the Non-Employee Directors Stock Option Plan.

e.	Options to non-employees:

Issuance date	Options granted for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through

May 2006-2008 (i)	83,334	$3.21-$5.73	74,998	May 2013

	83,334		74,998

(i)
As a consideration for consulting services, on May 7, 2006 the Company issued 50,000 options to a service provider to purchase the Company's Ordinary Shares at a price of $ 3.21 per option. On May 5, 2007, the Company issued an additional 16,667 options to the service provider to purchase the Company's Ordinary Shares at a price of $ 5.73 per option. On May 6, 2008, the Company issued an additional 16,667 options to purchase Ordinary Shares to the service provider at a price of $ 3.85 per option. The options shall vest and become exercisable at a rate of 1/16 of the options every three months. The Company has accounted for this grant under the fair value method of ASC 505-50. The fair value for these options was estimated using a Black-Scholes option-pricing model. Compensation expense for 2008, 2009 and 2010 amounted to $ 37, $ 32 and $ 31, respectively.

f.	The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2010 was $ 2,479 which is expected to be recognized over a period of up to four years.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS' EQUITY (Cont.)

g.	Total stock-based compensation expenses recognized in 2008, 2009 and 2010:

The total stock-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2008, 2009 and 2010, was comprised as follows:

	Year ended December 31,
	2008	2009	2010

Cost of revenues	$45	$40	$38
Research and development	319	302	316
Selling and marketing	298	300	373
General and administrative	870	735	769

	$1,532	$1,377	$1,496

NOTE 7:	INCOME TAXES

a.	Corporate tax structure:

The rate of the Israeli corporate tax is as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%.  Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

The Company is not in development area A. The Company is examining the possible effect of the amendment on the financial statements, if at all, and has not yet decided whether to apply the amendment.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

b.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company may currently qualify as an "industrial company" within the definition of the Law for the Encouragement of Industry (Taxation), as such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

c.	Net operating loss carryforwards:

As of December 31, 2010, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 80,000 (including capital loss carry forward of     $ 16,000) which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2010, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $ 92,000. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2012 through 2025.

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2009 and 2010, the Company's deferred taxes were in respect of the following:

	December 31,
	2009	2010

Net operating loss carry-forwards (*)	$37,207	$37,471
Reserves and allowances	274	492
Property and Equipment	52	52
Research and development costs	642	669

Deferred tax assets before valuation allowance	38,171	38,684
Valuation allowance	(35,771)	(35,184)

Deferred tax asset	$2,404	$3,500

Domestic:
Current deferred tax asset, net	$1,283	$1,559
Non-current deferred tax asset, net	986	1,535

	2,269	3,094
Foreign:
Current deferred tax asset, net	134	381
Non-current deferred tax asset, net	1	25

	135	406

	$2,404	$3,500

(*)_Including capital loss carry forward of $ 4,000 in Israel

Current deferred tax asset, net, is included within other current assets in the balance sheets.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

e.
For the year ended December 31, 2008, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating loss carry forward due to the uncertainty of the realization of such tax benefits. For the year ended December 31, 2009, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating loss carry forward due to the uncertainty of the realization of such tax benefits, as well as recognition of a deferred tax asset of $2,404 in respect of net operating loss carry forwards and temporary differences that are more likely than not to be realized in the foreseeable future. For the year ended December 31, 2010, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating loss carry forward due to the uncertainty of the realization of such tax benefits, as well as utilization of deferred tax asset of approximately $500 during 2010, offset by a recognition of a deferred tax asset of approximately $1,600 in respect of net operating loss carry forwards and temporary differences that are more likely than not to be realized in the foreseeable future

f.	Income before taxes on income (tax benefit) consists of the following:

	Year ended December 31,
	2008	2009	2010

Israel	$2,011	$2,573	$3,124
U.S.	266	183	181

	$2,277	$2,756	$3,305

The Company is required to calculate and account for income taxes in each jurisdiction in which the Company or its subsidiary operate. Significant judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

g.	Taxes on income (tax benefit) are comprised of the following:

	Year ended December 31,
	2008	2009	2010

Current taxes:
Foreign	$7	$-	$(2)

Deferred taxes:
Foreign	$-	$(135)	$(270)
Domestic	-	(2,269)	(826)

	$7	$(2,404)	$(1,098)

h.	Tax assessments:

The Company has final tax assessments in Israel through 2004.

NOTE 8:	GEOGRAPHIC INFORMATION

The Company conducts its business on the basis of one reportable segment. The Company has adopted ASC 280, "Segment Reporting".

a.	Revenues from external customers:

	Year ended December 31,
	2008	2009	2010

Israel	$1,080	$1,544	$2,047
North America	8,018	8,032	9,184
Europe	3,160	3,776	4,454
Asia	1,497	1,508	1976
Other	337	329	500

	$14,092	$15,189	$18,161

For the years ended December 31, 2008, 2009 and 2010, there are no major customers.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:	GEOGRAPHIC INFORMATION (Cont.)

b.	The Company's net amount of long-lived assets is as follows:

	December 31
	2009	2010

Israel	$198	$261
U.S.A.	503	5,169

	$701	$5,430

NOTE 9:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2008	2009	2010

Income:
Interest on cash and cash equivalents and short term deposit	$434	$108	$20
Capital gain on sale of marketable securities	-	38	-

Expenses:
Foreign currency exchange differences and other	(88)	(86)	(75)

	$346	$60	$(55)

- - - - - - - - - - - - - - - - - - - -

ANTIVIRUS BUSINESS OF AUTHENTIUM INC.

SPECIAL PURPOSE STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLAR IN THOUSANDS

INDEX

Page

Report of Independent Auditors	FF-2

Statements of Assets Acquired and Liabilities Assumed	FF-3

Statements of Attributable Direct Revenues and Expenses	FF-4

Notes to Special Purpose Statements	FF-5 - FF-9

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Shareholders of
COMMTOUCH SOFTWARE LTD.

We have audited the accompanying special purpose statement of attributable direct revenues and expenses, and the statement of assets acquired and liabilities assumed of Authentium Inc.  ("the Company") antivirus business line ("antivirus business line") as of and for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets acquired and liabilities assumed of the antivirus business line as of December 31, 2009, and the attributable direct revenues and direct expenses for the year then ended , in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 6, 2011	A Member of Ernst & Young Global

Statement of Assets Acquired and Liabilities Assumed
in thousands of dollars unless otherwise stated

	December 31,	June 30,
	2009	2010
		(Unaudited)
Assets to be sold

Current assets

Other receivables	38	25

Non-current asset

Equipment, net	112	130

	150	155

Liabilities assumed and net investment in product line
Current liabilities

Deferred revenues	(4,183)	(3,795)

Total net investment in product line	(3,984)	(3,644)

The accompanying notes are an integral part of these carve-out financial statements.

As a consequence of submitting statements of assets acquired and liabilities assumed the Product Line cannot prepare statements of cash flows and statements of changes in equity and comprehensive income (loss).

Statements of Attributable Direct Revenues and Expenses
in thousands of dollars unless otherwise stated

	For the year ended	For the six months ended
	December 31,	June 30,
	2009	2010	2009
		(Unaudited)

Revenues	5,526	2,790	2,534
Cost of revenues	1,513	653	835
Other direct expenses	3,349	1,670	1,655

Revenues in Excess of Attributable Direct Expenses	664	467	44

The accompanying notes are an integral part of these carve-out financial statements.

Notes to the special purpose statements
in thousands of dollars unless otherwise stated

1           Background and Basis of Presentation

Background

On September 3, 2010, the Company's wholly-owned subsidiary, Commtouch Software Inc., entered into an Asset Purchase Agreement ("APA") with Authentium, Inc. ("Authentium"), pursuant to which the Company's subsidiary agreed to acquire the assets of the antivirus business line (the "Product Line") of Authentium (the "Acquisition"), a private Florida-based company, for $ 4.6 million in cash and contingent cash payment estimated to be $ 3 million (fair value of $ 2.8 million as of acquisition date), payable in 2012, based on future revenue performance of the business acquired in 2011. Pursuant to the APA, the Company acquired the intellectual property rights (technology), research and development personnel, certain sales personnel, customer contracts, certain fixed assets and deferred revenues of the Product Line.

Commtouch develops and provides messaging and web security solutions to OEM partners and enterprises. The Company's business is to develop and sell these solutions to various customers through a variety of third party distribution channels.

Prior to the Acquisition, the Product Line operated as a part of Authentium. The Product Line was not a legal entity or a stand-alone business and Authentium did not account for the Product Line as a separate entity, subsidiary or division of its business.

Basis of Presentation of Special Purpose Financial Statements

The accompanying special purpose financial statements have been prepared from the historical accounting records of the Product Line and present the assets acquired and the liabilities assumed as of December 31, 2009 and June 30, 2010, and the direct revenues and expenses attributable to the Product Line for the year ended December 31, 2009 and for the six months ended June 30, 2010 and 2009 pursuant to the APA, including allocations of certain expenses based upon selected criteria.  US GAAP financial statements were not previously prepared for the Product Line as it had no separate legal status.  Furthermore, there was no general ledger for the Product Line on a stand-alone basis and neither complete balance sheets nor complete balance sheet detail had been prepared for it. Cash management functions were part of the Authentium organization and were not performed within the Product Line. Based on the foregoing and since only certain assets of the Product Line have been acquired and certain liabilities assumed, statements of operations and cash flows are not applicable. As a result, full audited financial statements are not provided.

The accompanying statements of direct revenues and expenses were prepared to present the net revenues and direct operating costs attributable to the Product Line.  The statements of direct revenues and expenses do not include interest expense and corporate overhead expenses, as these expenses were determined at the consolidated level of Authentium and it is not practical to isolate or allocate such expenses and income to the Product Line.  Management believes the assumptions and allocations underlying the statement of assets to be sold and liabilities to be assumed and the related statements of attributable  direct revenues and expenses are reasonable and appropriate under the circumstances.

Management believes that the substantial efforts involved with performing an assessment for full US GAAP-conformant financial statements is not commensurate with the limited potential benefit to be derived by Commtouch's investors.  Limiting the financial information as presented to the assets acquired and liabilities assumed decreases the required efforts without unduly decreasing the value of the information to Commtouch's investors.

As a result, the accompanying special purpose financial statements are not intended to be a complete presentation of the Product Line's results of operations and financial position and they do not purport to reflect the revenues and direct operating expenses that would have resulted if the Product Line had operated as an unaffiliated independent business.   Consequently, future results of operations after the separation of the Product Line from Authentium will include costs and expenses to operate as a business unit of Commtouch, and these costs and expenses as well as revenues may be materially different than the historical results of operations and financial position.  Accordingly, the financial statements of the Product Line for these periods are not indicative of future results and the financial position of Commtouch inclusive of the Product Line.

2           Accounting policies and new accounting standards

Accounting policies

The special purpose financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). Historical cost is used as the measurement basis unless otherwise indicated.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the special purpose financial statements in order to conform with generally accepted accounting principles. Actual results could differ from those estimates.

Information by Segment and Main countries

Authentium has various product offerings: antivirus and antimalware, multifunction consumer security suites and security software products and services. Consequently, no segment information is available at the Product Line level and it is not practical to prepare segment information at the Product Line level. Hence, segment information relating to the Product Line is omitted from the special purpose financial statements.

Foreign currencies

A majority of the revenues and substantially all expenses of the Company are generated in United States dollars ("dollars"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with ASC Topic 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

Equipment

Property and equipment are stated at cost, net of accumulated depreciation, using the accelerated method over the respective estimated useful lives of the assets.

Impairment of long-lived assets

The Product Line's long-lived assets are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverabililty of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such  assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the year ended December 31, 2009 and for the six months ended June 30, 2010 and 2009, no impairment losses have been identified.

Research and development

Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred.

Advertising

Advertising costs are expensed when incurred.

Revenue recognition

The Company derives revenues from antivirus and antimalware services. The service component of the Company's solutions is considered essential to the functionality of the software components. Furthermore, the software component cannot be effectively used on a standalone basis, or with a third party's service. The customer has no ability to effectively run the software or the Software Development Kit ("SDK") on its own hardware. As the software portion of the product cannot effectively stand on its own, the Company considers each sale as a service arrangement.

Therefore, revenues from such services are recognized over the service term, which generally includes a term period of one to three years.

Revenue is recognized in accordance with ASC 605 - 25, "Revenue Recognition" and Staff Accounting Bulletin Topic 13, when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collectability is probable.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

Share based compensation

ASC 718, "Share - Based Payment" requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods of the Product Line's Statement of Attributable Direct Revenues and Expenses.

The Product Line recognizes compensation expense for the value of its awards on a straight line basis over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was derived from companies with similar behavior. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in the Product Line in 2009 and for the six months ended June 30, 2010 and 2009 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,	Six months ended June30,
	2009	2009	2010
		Unaudited

Volatility	70.0%	70.0%	70.0%
Risk-free interest rate	2.5%	2.5%	2.5%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	5.0	5.0	5.0

The share based compensation recorded in the Product Line was $41, $21 and $21 for the year ended December 31, 2009 and for the six months ended June 30, 2010 and 2009 (unaudited), respectively.

Recently Issued Accounting Pronouncements

ASU 2009-13 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has not early adopted the guidance. Management believes that the adoption of the new guidance will not have a material impact on its financial statements.

3           Shared services with Authentium

The Product Line participates in shared services with other product lines of Authentium in areas such as:

•           Hosting and network operations services and personnel
•           Leased facilities and equipment

The costs of these services for the year ended December 31, 2009 and for the six months ended June 30, 2010 and 2009  were allocated to  the Product Line either based on the revenues recognized by the Product Line as a proportion of total revenues recognized by Authentium, or based on the headcount of the Product Line as a proportion of the total  headcount of Authentium.

Authentium incurred certain interest and corporate overhead expenses to support the Product Line that were not allocated and due to the shared nature of such expenses could not be readily identified.  As these amounts are not specifically identifiable and there was no methodology utilized by Authentium for allocating these expenses to the Product Line, such expenses are not recorded in these financial statements.

4           Concentration of risk

The Product line's sales are for a large part dependent on a limited number of customers, of which one individually exceeds 10% of total revenue. This customer accounted for 35% in 2009 (and 36% and 29%  for the six months ended June 30, 2010 and 2009, respectively). No other customers individually account for more than 10% of total Product Line revenues.

5           Equipment, net

	December 31,	June 30,
	2009	2010
		(Unaudited)

Computer equipment and software	361	409
Less: accumulated depreciation	(249)	(279)

Equipment, net	112	130

Depreciation expense amounted to $ 55, $ 32 and $ 28 for the year ended December 31, 2009 and for the six months ended June 30, 2010 and 2009 (unaudited), respectively.

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
Ron Ela
Chief Financial Officer
June 7, 2011

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 14, 2007.(2)

4.1	Commtouch Software Ltd. 2006 U.S. Stock Option Plan.(3)

4.2	Amended and Restated Commtouch Software Ltd. 1999 Non–Employee Directors Stock Option Plan.(4)

4.3	Extension of Amended and Restated Commtouch Software Ltd. 1999 Non-Employee Directors Stock Option Plan.(5)

4.4	Commtouch Software Ltd. Amended and Restated Israeli Share Option Plan [successor plan to 1999 Section 3(i) Share Option Plan].(6)

4.5	Commtouch Software Ltd. Amended and Restated 1996 CSI Stock Option Plan.(7)

4.6	Amended and Restated 1999 Section 3(i) Share Option Plan.(8)

4.7	Summary of Director Compensation.

4.8	Asset Purchase Agreement by and between Commtouch Inc.and Authentium, Inc. dated July 26, 2010.

8	List of Subsidiaries of the Company.

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consents of Kost, Forer, Gabbay & Kasierer, independent auditors.

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–78531. [filed June 3, 1999]

(2)	Incorporated by reference to Exhibit 1.2 to Annual Report on Form 20–F for the year ended December 31, 2007. [filed March 31, 2008]

(3)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(4)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(5)	Incorporated by reference to Exhibit 4.6 to Annual Report on form 20-F for the year ended December 31, 2008.

(6)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(7)	Incorporated by reference to Exhibit 99.2 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(8)	Incorporated by reference to Exhibit 5 to Schedule TO, filed July 20, 2001.