Form 20-F/A
period 2010-12-31
COMMTOUCH SOFTWARE LTD
filed 2011-06-07
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F/A

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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

EXPLANATORY NOTE

We are filing this amendment to our annual report on Form 20-F, or Form 20F/A, solely 1) to indicate conformed signatures on the report of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global dated June 6 (p. FF-2) and on its second consent included under Exhibit 15, 2) to correct a few clerical errors on pages 20 and FF-3 and 3) to include in both consents under Exhibit 15 a reference to our newly filed Form S-8 (File No. 333-174748).  Though the stated report and consent, as well as signatures thereon, had been obtained, these items were inadvertently omitted in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2011, or the Original Form 20-F. Although we have re-filed the entire Original Form 20-F as amended, for clarity, the amendments are limited in scope to such corrections and do not amend, update, or change any other items or disclosures contained in the Original Form 20-F. Except as described in this paragraph, we do not purport by this Form 20-F/A to update any of the information contained in the Original Form 20-F.

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

Three Months Ended
	Mar 31	June 30	Sep. 30	Dec. 31	Mar 31	June 30	Sep. 30	Dec. 31
	2009	2009	2009	2009	2010	2010	2010	2010
(in thousands)
(unaudited)

Revenues	3,543	3,733	3,899	4,014	4,079	4,104	4,601	5,377
Cost of revenues	513	516	596	635	609	652	753	904

Gross profit	3,030	3,217	3,303	3,379	3,470	3,452	3,848	4,473

Operating expenses:
Research and development, net	786	765	806	601	810	561	824	1,202
Sales and marketing	998	1,022	1,025	1,167	1,062	1,024	1,100	1,389
General and administrative	732	746	772	813	792	873	1,054	1,192

Total operating expenses	2,516	2,533	2,603	2,581	2,664	2,458	2,978	3,783

Operating income	514	684	700	798	806	994	870	690

Financial income(expenses), net	(78)	12	149	(23)	(50)	(12)	59	(52)

Net income	436	696	849	775	407	982	929	638

Taxes on income (tax benefit)	-	-	-	(2,404)	(38)	97	(128)	(1,029)

Net income attributable to ordinary and equivalently participating shareholders	436	696	849	3,179	794	885	1,057	1,667

Basic
Net income per share	$0.02	$0.03	$0.03	$0.13	$0.03	$0.04	$0.05	$0.07

Diluted net income per share	$0.02	$0.03	$0.03	$0.13	$0.03	$0.04	$0.05	$0.07

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

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
June 6, 2011	A Member of Ernst & Young Global

Statement of Assets Acquired and Liabilities Assumed
in thousands of dollars unless otherwise stated

	December 31,	June 30,
	2009	2010
		(Unaudited)
Assets to be sold

Current assets

Other receivables	38	25

Non-current asset

Equipment, net	112	130

	150	155

Liabilities assumed and net investment in product line
Current liabilities

Deferred revenues	(4,183)	(3,795)

Total net investment in product line	(4,033)	(3,640)

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

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