Form 20-F
period 2011-12-31
COMMTOUCH SOFTWARE LTD
filed 2012-03-29
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2011).

Ordinary Shares, par value NIS 0.15	24,093,617

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

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes     ☐No

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

PART I

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

The selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(USD in thousands, except per share data)
Selected Data:
Revenues	$11,250	$14,092	$15,189	$18,161	$23,016
Operating income	$1,610	$1,931	$2,696	$3,360	$3,308
Net income attributable to ordinary and equivalently participating shareholders	$2,109	$2,270	$5,160	$4,403	$4,598
Basic net earnings per share	$0.08	$0.09	$0.21	$0.19	$0.19
Diluted net earnings per share	$0.08	$0.08	$0.20	$0.18	$0.19
Weighted average number of shares used in computing basic net earnings per share	24,847	25,619	24,532	23,575	23,620
Weighted average number of shares used in computing diluted net earnings per share	27,591	26,929	25,292	24,874	24,654
Total Assets	$18,210	$20,709	$25,190	$31,982	$39,534

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

Our success depends on the continued acceptance and use of our Internet security solutions by current and new businesses, Original Equipment Manufacturers or OEM, and service provider customers. We have been selling our inbound anti-spam products (as a stand-alone product) for over eight years, Zero-Hour™ virus outbreak detection product for approximately seven years, our GlobalView™ Mail Reputation perimeter defense solution for approximately six years, our URL filtering solutions for over two years, our outbound spam solution for approximately two years and the Command Antivirus solution for over a year.

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

The crisis in the financial and credit markets that began in 2008 in the United States, and that led to a global economic slowdown, seems to have become more acute in certain countries of Europe that have been experiencing a sovereign debt crisis. If the economies of countries in which our customers and potential customers are located continue to be weak or weaken further, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our services and longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our OEM partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition.

If economic conditions in key markets do not improve or continue to improve, or revert to a recessionary state, our business, operating results and financial condition may be adversely impacted in a material way.

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

In addition, various state legislatures have enacted laws aimed at regulating the distribution of unsolicited email. While we are not clear as to the reasons, in the past year we have begun to see a gradual decline in the amount of spam traffic on the Internet.

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

•

Sudden, dramatic fluctuations in exchange rates of currencies covering the fees we collect from our foreign customers versus the currencies utilized in our business (namely, the New Israeli Shekel, or NIS, the U.S. Dollar and Euro);

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

Our products and services have changed many times since we commenced operations in 1991. For example, in September 2010, we acquired the Command Antivirus unit of Authentium, and have integrated this new business into our existing business. Future changes in our product offerings may require that we adjust our business processes and workforce, which can cause fluctuations in our results from operations.

We have many established competitors who are offering a multitude of solutions to the problems of spam/virus distribution and Web-related security threats.

The market for Internet security products remains intensely competitive and is subject to rapid changes in technology. We expect both product and pricing competitive pressures to increase in the future. Some of our competitors have longer operating histories, greater brand recognition, larger technical staffs and/or greater financial, technical and marketing resources, and other advantages compared to us. This competition could have a negative impact on our business and financial results. Additional details are provided in Item 4. “Information on the Company.”

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

As of December 31, 2011, we had sales offices in Israel and the United States. We also are marketing our messaging, antivirus and Web security solutions in international markets by utilizing appropriate distribution channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

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

Our Command Antivirus offering remains relatively new for us, and we still may not fully appreciate the needs of customers and risks inherent in this new market.

Our acquisition of the Command Antivirus business from Authentium in September 2010 represented our first efforts at expansion into the antivirus market. While we hired the core team of ex-Authentium employees and contractors who possess the expertise to manage the Command Antivirus business and, to date, the integration of this business has been successful, nevertheless we cannot be totally certain that we have anticipated all possible issues that might arise with our “cloud computing” technology infrastructure and this offering. Should unanticipated issues arise, sales of our antivirus solution likely will slow and our business will suffer.

For example, because of the complexity of the antivirus products, we understand that in the past, errors were found in versions of these products that were not detected before first introduced, or appeared in new versions or enhancements, and we may find such errors in the future. Failures, errors or defects in our antivirus products could result in security breaches or compliance violations for our customers, disruption or damage to their networks or other negative consequences and could result in negative publicity, damage to our reputation, declining sales, increased expenses and customer relation issues. Such failures could also result in product liability damage claims against us by our customers, even though our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims.

The antivirus products have in the past, and may at times in the future, falsely detect viruses or computer threats that do not actually exist. These false alarms, while typical in the security industry, would likely impair the perceived reliability of our products and may therefore adversely impact market acceptance of our antivirus products.

Investment Risks

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control. [Disclose if the company is aware of a shareholders agreement between the main shareholder and other major shareholders or the directors & officers]

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of the voting power in the Company (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 32.8% of our outstanding Ordinary Shares as of December 31, 2011. Included in the calculation of voting power are options exercisable by the affiliated entities within 60 days thereof (with some having an exercise price greater than the market price of our shares as of December 31, 2011). If they vote together (especially if they were to exercise all vested options into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In this regard, we know of no shareholders or voting agreement between major shareholders or between such shareholders and directors or officers.

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

Our Ordinary Shares are traded primarily on the NASDAQ Capital Market and also on the Tel Aviv Stock Exchange. Trading in our Ordinary Shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our Ordinary Shares on these two markets often differ. Any decrease in the trading price of our Ordinary Shares on one of these markets could cause a decrease in the trading price of our Ordinary Shares on the other market.

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

We regard our patented and patent pending technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and customers to protect our proprietary rights. See Item 4. Information on the Company, Intellectual Property for information pertaining to our patent activities. We may seek to patent certain additional software or other technology in the future. Any such patent applications might not result in patents issued within the scope of the claims we seek, or at all.

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

We cannot be certain that our Internet security solutions do not infringe issued patents in certain parts of the world. Therefore, other parties, whether in the United States or elsewhere, may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of copyrights, trademarks and other intellectual property rights of third parties by ourselves and our customers. Our customer agreements typically include indemnity provisions, so we may be obligated to defend against third party intellectual property rights infringement claims on behalf of our customers. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We may not have the proper resources in order to adequately defend against such claims. During 2011, one such indemnification demand was made by a customer, and we continue to cooperate with that customer in seeking to defeat the underlying patent infringement claims. While we believe that adequate non-infringement and/or invalidity arguments exist, it is too early in the proceedings to anticipate the outcome of this matter.

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

Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Recent years have witnessed extensive hostilities from time to time along Israel’s northern and southern borders, which resulted in missiles being fired from Lebanon and the Gaza Strip into Israel. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

Recent uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability in the region may lead to deterioration of the political and trade relationships that exist between the State of Israel and certain of these and other countries. In addition, this instability may affect the global economy and marketplace, including as a result of increases in oil and gas prices. In addition, Israel and some companies doing business with Israel have been the subject of an economic boycott by Arab countries and their close allies since Israel’s establishment.

The regional instability and restrictive laws and policies described above may have an adverse impact on our operating results, financial condition and expansion of our business.

Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

Certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency, such as in connection with the hostilities along Israel’s border with the Gaza Strip in December 2008 and January 2009. Although Commtouch has operated effectively under these requirements since its inception, we cannot predict the effect of these obligations on Commtouch in the future. Our operations could be disrupted by the absence for a significant period of one or more of our officers or key employees due to military service. Any disruption in our operations would harm our business.

Because a substantial portion of our revenues historically have been generated in U.S. dollars and the Euro, and a significant portion of our expenses have been incurred in NIS, our results of operations may be adversely affected by currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and Euro, and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel, in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS and the Euro. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected, as occurred during a portion of 2011, when the NIS and the Euro appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operational expenses and revenues. We cannot predict the trend for future years. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. To date, we have not engaged in any significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. Foreign currency fluctuations, and our attempts to mitigate the risks caused by such fluctuations, could have a material and adverse effect on our results of operations and financial condition.

The government programs and benefits which we previously received require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor, or OCS, for the financing of a significant portion of our research and development expenditures in Israel. These grants totaled $0.6 million. Subsequently, in 2001, we received $0.6 million and in 2002 we received $0.2 million. We did not submit an application for funding during the period 2004 – 2008. In 2009 and 2010, our applications for funding were approved in the amounts of approximately $0.5 million and $0.6 million respectively. We again did not submit an application during 2011 and the first quarter of 2012 and we do not expect to receive any grants during 2012.

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

Under the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the related regulations, the discretionary approval of an OCS committee is required for any transfer of technology developed with OCS funding, including in the context of certain acquisitions of companies that have received OCS funding, or for the transfer of manufacturing rights outside of Israel. OCS approval is not required for the export of any products resulting from the research and development. There is no assurance that we will receive the required approvals for any proposed future transfer. Such approvals, if granted, may be subject to the following additional restrictions:

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

Among other things, we may follow home country practice with regard to composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company.

A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement (see Item 16G. “Corporate Governance” for a list of those home country practices followed by us). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Item 4. Information on the Company.

Overview

The legal name of the Company is Commtouch Software Ltd., and its principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, P.O.Box 8511, Netanya 42504, Israel, where our telephone number is 011–972–9–863–6888. The Company was incorporated as a private company under the laws of the State of Israel on February 10, 1991 and its legal form is a company limited by shares. Commtouch became a public company on July 15, 1999. Its Amended and Restated Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection at that office. The Company’s wholly owned subsidiary, Commtouch Inc., has its principal office located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089, where our telephone number is (650) 864–2000, as well as another office located at 7121 Fairway Dr., St. 104, Palm Beach Gardens, FL 33418, tel: 561 575-3200. Commtouch Inc. is also in the process of opening a formal office in the Washington, D.C. area at 7927 Jones Branch Drive, Suite 2250, Tysons Corner, VA, where certain members of management and related personnel are to be located.

We are a provider of messaging, antivirus and Web security solutions to a wide array of customers and OEM and service provider distribution partners, including real-time Inbound Anti-Spam, Outbound Spam Protection for service providers, Zero-Hour virus outbreak protection and GlobalView Mail Reputation services, as well as Command Antivirus and GlobalView URL Filtering services. The Company offers its solutions to network and security vendors offering content security gateways, unified threat management, or UTM, solutions, network routers and appliances, antivirus solutions and to service providers such as Software-as-a-Service, or SaaS, vendors, Web hosting providers and Internet service providers. Our multiple services are intended to provide Internet security for various users of the Internet against the harmful effects of spam, malevolent software or “malware”, unwelcome websites, etc.

Additional Detail on Our Offerings

Our above-described services are typically accessed by our OEM and service provider customers through the integration of a Software Development Kit, or SDK, which, upon integration, is then able to communicate with our remote, worldwide Detection Centers in order to provide our customers and their users with the most up to date protection against the latest Internet threats that they are facing.

At the core of our messaging security offerings is our proprietary Recurrent Pattern Detection (RPD)™ technology which, in general terms, analyzes messages associated with mass email outbreaks and directs the blocking of such emails, without the need to analyze individual messages. Outbound Spam Protection is intended to enable service providers to block emails being sent from their system that contain spam, phishing or malware, and identify the source of the problem. Inbound Anti-Spam is intended to enable customers to block their end users’ receipt of such unwanted emails. GlobalView Mail Reputation fights unwanted email at a network’s perimeter, i.e. fighting them at the entry point, before these messages enter the network, based on identifying characteristics of the source of the email.

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

In February 2011, we announced the availability of all three of our principal service offerings – messaging, antivirus and Web security – in one unified SDK. The unified SDK can be integrated into the products of security and networking vendors on an OEM basis, as well as into service providers’ infrastructure. Typical solutions that would benefit from the unified engine are software or hardware solutions or services that combine multiple security technologies, such as UTM, secure content filtering gateways and SaaS security solutions. The three principal service offerings – messaging, antivirus and Web security – are still available also in non-unified, individual SDKs for our OEM and service provider customers.

We also offer the following services typically through reseller channels:

•

An enterprise anti-spam and Zero-Hour virus outbreak detection solution, which allows the reseller’s customers to download an Enterprise Gateway (a software program) enabling the subject Commtouch services to be provided in real time by our Detection Centers. Through the Enterprise Gateway, messages are filtered at the customer organization’s entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam and virus detection services from the Detection Center, all allowing for real-time reaction to worldwide attacks.

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

Our enterprise anti-spam and Zero-Hour anti-virus gateway services, as well as CSAM service, are sold through resellers, who pay us pre-negotiated fees after each sale is closed with a reseller’s customer.

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

During 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed in the United States an anti-spam related patent application, claiming priority for a prior period based on the filing of U.S. Provisional Patent Application. This application remains outstanding. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related). This provisional application was converted to a formal patent application and, effective December 7, 2010, the United States Patent and Trademark Office split our application into three pending applications and issued us a new patent under the original application – United States Patent No. 7,849,186. In 2011, a divisional patent was issued in connection with one of those split applications – United States Patent No. 7,991,919, which will have a term concurrent with US Patent No. 7,849,186. During 2008, we filed a U.S. Provisional Patent Application for anti-malware data center aggregate, which was subsequently converted into a formal patent application and then rejected by the United States Patent and Trademark Office in 2011. We may seek to patent certain additional software or other technology in the future.

We are actively maintaining our registered trademark for “COMMTOUCH”, which is registered in the U.S., Canada, Israel, European Union and China. With the acquisition of certain assets of Authentium during 2010, we also acquired registered trademarks in “Command Antivirus”, “Command Anti-Malware”, “Command On Demand”, “Command Interceptor” and “Galileo”, as well as registered service marks in “Authentium” and “Authentium ESP”. We are allowing the registration of Command Interceptor to lapse. A previous registration of “PRONTO” in Canada is still in force, but we are not maintaining this registration and it will lapse in 2014. Since at least September 2003, we have claimed trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our messaging security solutions. We have also been claiming trademark rights in Zero-Hour in relation to our virus outbreak detection product (and more recently one of our web security products) and GlobalView in relation to our intellectual property, or IP, reputation and Web security products, as well as our “cloud computing” network infrastructure.

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

Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement by us and/or our customers of the trademarks and other intellectual property rights of third parties. Our customer agreements typically include indemnity provisions, so we may be obligated to defend against third party intellectual property rights infringement claims on behalf of our customers. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. During 2011, one such indemnification demand was made by a customer, and we continue to cooperate with that customer in seeking to defeat the underlying patent infringement claims. While we believe that adequate non-infringement and/or invalidity arguments exist, it is too early in the proceedings to anticipate the outcome of this matter.

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the United States federal government, i.e. CAN-SPAM Act, and some individual U.S. states, with the CAN-SPAM Act superseding some state laws or certain elements thereof. See also disclosure under “Item 3. Key Information– Risk Factors—Business Risks—”Tighter governmental enforcement of regulations could decrease the distribution of unsolicited bulk (spam) email and malicious software and decrease demand for our solutions, or increase our cost of doing business.” Though not totally clear as to the exact reason, in the past year we have begun to see a gradual decline in the amount of spam traffic on the Internet. The continuation of this trend can have a negative effect our business, as potential customers may not view the need to acquire a robust anti-spam solution (i.e. in place of a legacy solution) with as much urgency.

The propagation of email viruses, whether through email or Web sites, which are aimed at destroying or stealing third party data, is illegal under standard state and federal law outlawing theft, misappropriation, conversion, etc., without the need for special legislation prohibiting such activities on the Internet. Despite the existence of these laws, sources for Internet viruses continue to spread multi-variant viruses seemingly without much fear of recrimination. New laws providing for more stringent penalties could be adopted in various jurisdictions, but it is unclear what, if any, affect these would have on the anti-virus industry in general and our Command Antivirus, Zero-Hour Virus Outbreak Detection and GlobalView URL filtering solutions in particular.

Employees

As of December 31, 2011, 2010 and 2009, we had 86, 93 and 72 employees, respectively, with all of them located in the United States and Israel. None of our U.S. employees are covered by a collective bargaining agreement. As of December 31, 2011, our employees were categorized as follows:

LOCATION	General & Administrative	Sales & Marketing	Research & Development	Hosting (Operations)	TOTAL:

ISRAEL OFFICE	8	13	31	-	52
U.S. OFFICE:

California	4	6	-	8	18

Florida	3	1	10	-	14

Virginia	2	-	-	-	2

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

Description of Property

All of our facilities are leased. Our headquarters, in Netanya, Israel, is approximately 1,057 square meters, and it houses senior management, research and development, sales, marketing and administrative personnel. Our subsidiary’s Sunnyvale, California office, which is approximately 4,527 square feet in size, houses administrative, sales and hosting (operations) personnel; its office in Florida (approximately 3,000 square feet), houses the Command Antivirus operations and research and development personnel, plus a small number of administrative and sales personnel; and its office in Virginia is expected to house some management, administrative and sales related personnel (approximately 3,000 square feet).

Geographic Information

The Company conducts its business on the basis of one reportable segment in accordance with Accounting Standards Codification™, or ASC, 280, “Segment Reporting”.

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects – “Revenue Sources” and the financial statements included elsewhere in this annual report. Below is a breakdown of our revenues by location (in thousands):

	Year December 31,
	2009	2010	2011

Israel	$1,544	$2,047	$2,044
North America	8,032	9,184	12,655
Europe	3,776	4,454	4,869
Asia	1,508	1,976	3,036
Other	329	500	412

	$15,189	$18,161	$23,016

We have had only negligible capital expenditures and divestitures in the last three financial years.

Competitive Landscape

The markets in which Commtouch competes are intensely competitive and rapidly changing. However, we believe there are very few competitors that offer the complete package of anti-spam, anti-virus (both traditional and complementary real-time offerings), IP reputation and Web security protections that Commtouch provides.

The principal competitive factors in our industry include price, product functionality, product integration, platform coverage and ability to scale, worldwide sales infrastructure and global technical support. Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute, possibly at a lower cost. Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors and/or to purchase new products by way of strategic acquisitions, and to educate potential customers as to the benefits of using our products rather than developing their own products.

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

Commtouch’s GlobalView Mail Reputation Service competes in an evolving market. This market includes some established vendors, including TrendMicro, that are offering reputation-based solutions. In some cases, while the product positioning may be new, the underlying solutions may be mature – for example, Spamhaus repositioning its RBL, or Real-time Block List, service as a commercial reputation service. In addition, there are several startups competing in this space.

The market for real-time virus protection products is also constantly evolving, as those promoting the proliferation of viruses continually seek new distribution techniques. Commtouch’s real-time offering differs from traditional anti-virus solutions (such as our Command Antimalware solution) in that we offer an additional, complementary solution to signature and heuristic-based anti-virus engines. For this reason, our Zero-Hour virus outbreak protection engine has been employed by several security companies.

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

We expect that the markets for Internet security solutions will continue to become more consolidated, with companies increasing their presence in this market or entering ancillary markets by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this in the messaging security field are the acquisitions of IronPort by Cisco, McAfee by Intel, both Frontbridge and Sybari Software by Microsoft, and Bizanga by Cloudmark. Some examples of this in the Web security field are the acquisitions of Fastdata by Cisco, SurfControl by WebSense, CipherTrust by Secure Computing, Secure Computing by McAfee, McAfee by Intel, RuleSpace by Symantec and and BrightCloud by Webroot.

See also disclosure under “Item 3. Key Information– Risk Factors—Business Risks—We have many established competitors who are offering a multitude of solutions to the problems of spam/virus distribution and Web-related security threats.”

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. In 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc.

Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Accounting for Stock–Based Compensation:

ASC 718 - “Compensation-stock Compensation”- (“ASC 718”) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

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

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non Employees” (“ASC 505-50”), with respect to options issued to non-employees.

The fair value for options granted in 2009, 2010 and 2011 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2009	2010	2011

Volatility	82%	71%-73%	68%-70%
Risk-free interest rate	1.3%-1.6%	1.1%-1.6%	0.6%-2.1%
Dividend yield	0%	0%	0%
Expected life (years)	3.35	3.7-4.6	3.6-4.8

Revenue recognition

We derive revenues from sale of Anti-Spam, Anti-virus, Zero-Hour™ Virus Outbreak Protection, GlobalView Mail Reputation, GlobalView URL filtering and Command Antivirus services to OEM partners and enterprises. Revenue is recognized in accordance with ASC 605, “Revenue Recognition”, when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when services have been rendered, when the fee is fixed or determinable and when collectability is probable. Revenues from such services are recognized over the service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

Accounting for Income Tax

We account for income taxes in accordance with FASB ASC 740, “Income Taxes.” ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance, if necessary, to reduce deferred tax assets to the amount that we believe is more likely than not to be realized.

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

Goodwill and Intangible assets

Goodwill and certain other purchased intangible assets have been recorded as a result of an acquisition made in 2010. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test. The Company performs an annual impairment test at December 31 of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises the only reporting unit.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value determined using market capitalization. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the two years in the period ended December 31, 2011, no impairment losses have been identified.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 6 to 10 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Other intangible assets consist primarily of technology, and are amortized over their estimated useful lives on a straight-line basis.

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

In conjunction with the sale of the remaining business of Authentium to a third party and the discontinuation of Authentium, in 2011, the Company wrote off the remaining asset related to covenants not-to-compete in the amount of $502, which was recorded in sales and marketing expenses.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2009, 2010 and 2011 (in thousands):

	2009	2010	2011

Revenues	$15,189	$18,161	$23,016
Cost of revenues	2,260	2,918	4,091
Gross profit	12,929	15,243	18,925
Operating expenses:
Research and development, net	2,958	3,397	5,410
Sales and marketing	4,212	4,575	5,486
General and administrative	3,063	3,911	4,721
Total operating expenses	10,233	10,883	15,617
Operating income	2,696	3,360	3,308
Financial income (expenses), net	60	(55)	(27)

Net income before tax benefit	2,756	3,305	3,281
Tax benefit	(2,404)	(1,098)	(1,317)

Net income attributable to ordinary and equivalently participating shareholders	$5,160	$4,403	$4,598

Comparison of Years Ended December 31, 2011 and 2010

Revenues. Revenues increased by $4.8 million from $18.2 million in 2010 to $23.0 million in 2011 which represent 27% increase. The increase is mainly due to a growth in market share, increase in sales derived from our Web security product launched in the fourth quarter of 2008 and sales of the Antivirus product following the purchase of Command Antivirus on September 2010.

Cost of Revenues. Cost of revenues increased by $1.2 million from $2.9 million in 2010 to $4.1 million in 2011 which represent 40% increase. The increase in 2011 is mainly due to higher facility costs and hosting expenses aimed to serve the increasing number of customers and the Command Antivirus expenses fully consolidated into Commtouch.

Research and Development, net. Research and development expenses increased by $2 million and amounted to $5.4 million in 2011 compared to $3.4 million in 2010. The increase is mainly due to the related Command Antivirus expenses being fully consolidated into Commtouch from September 2010. The increase in our research and development expenses is also due to an OCS grant in 2010, which reduced our payroll cost by $0.8 million, compared to $0 million in 2011. Research and development expenses include $0.3 million of expenses in connection with ASC 718. in 2011, compared to $0.3 million of expenses in connection with equity based compensation in 2010.

Sales and Marketing. Sales and marketing expenses increased by $0.9 million and amounted to $5.5 million compared to $4.6 million in 2010. The increase is mainly due to the impairment of the covenant -non-compete asset in the amount of $0.5 million, increased sales and marketing activity and the related Command Antivirus expenses fully being consolidated into Commtouch from September 2010. Sales and marketing expenses included $0.4 million expenses in connection with ASC 718

General and Administrative. General and administrative expenses increased by $0.8 million, from $3.9 million in 2010 to $4.7 million in 2011. The increase is mainly due to the update of the earnout liability in the amount of $0.4 million in connection with the acquisition of the assets of the Antivirus business of Authentium Inc. (now known as SafeCentral Inc.) The contingent consideration is subject to adjustments upward or downward based on the revenue derived from the purchased customer contracts and the related Command Antivirus expenses fully being consolidated into Commtouch from September 2010. In 2011, general and administrative expenses included $0.7 million expenses in connection with ASC 718, compared to $0.7 million of expenses in connection with equity based compensation in 2010.

Financial Income (Expenses), Net. Financial income (expenses), net, resulted in expenses of $0.03 million in 2011 compared to expenses of $0.1 million in 2010.

Tax benefit. Tax benefit increased by $219 from $1,098 in 2010 to $1,317 in 2011. In 2011, the deferred tax asset increased by $1.4 million due to an increase in forecasted taxable income that is more likely than not to be realized in the foreseeable future, based on our established pattern of profitability in the last few years.

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

Research and Development, net. Research and development expenses increased by 15% and amounted to $3.4 million in 2010 compared to $3.0 million in 2009. The increase is mainly due to the related Command Antivirus expenses being fully consolidated into Commtouch from September 2010 and an increase due to recruitment of additional employees to support the company’s efforts to develop new products. However, this increase was offset by an OCS grant in 2010, which reduced our payroll cost by $0.8 million compared to only $0.3 million in 2009. Research and development expenses include $0.3 million of expenses in connection with ASC 718Sales and Marketing. Sales and marketing expenses increased by 9% and amounted to $4.6 million compared to $4.2 million in 2009. The increase is mainly due to recruitment of employees, increased sales and marketing activity and the related Command Antivirus expenses fully being consolidated into Commtouch from September 2010. Sales and marketing expenses included $0.4 million expenses in connection with ASC 718.

General and Administrative. General and administrative expenses increased by 28%, from $3.1 million in 2009 to $3.9 million in 2010. The increase is mainly due to expenses incurred in connection with the acquisition of Command Antivirus. In 2010, general and administrative expenses included $0.7 million expenses in connection with ASC 718.

Financial Income (Expenses), Net. Financial income (expenses), net, resulted in expenses of $0.1 million in 2010 compared to income of $0.1 million in 2009. The decrease is primarily due to a decrease in interest income in the Company’s cash deposits and exchange differences derived from the devaluation of the US dollar against the NIS.

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

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2011. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

Three Months Ended
	Mar 31	June 30	Sep. 30	Dec. 31	Mar 31	June 30	Sep. 30	Dec. 31
	2010	2010	2010	2010	2011	2011	2011	2011
(in thousands)
(unaudited)

Revenues	4,079	4,104	4,601	5,377	5,515	5,696	5,855	5,950
Cost of revenues	609	652	753	904	1,010	938	1,019	1,124

Gross profit	3,470	3,452	3,848	4,473	4,505	4,758	4,836	4,826

Operating expenses:
Research and development, net	810	561	824	1,202	1,247	1,377	1,342	1,444
Sales and marketing	1,062	1,024	1,100	1,389	1,391	1,318	1,138	1,639
General and administrative	792	873	1,054	1,192	893	1,004	1,209	1,615

Total operating expenses	2,664	2,458	2,978	3,783	3,531	3,699	3,689	4,698

Operating income	806	994	870	690	974	1,059	1,147	128

Financial income(expenses), net	(50)	(12)	59	(52)	(14)	(45)	15	(23)

Net income	756	982	929	638	960	1,014	1,162	105

Taxes on income (tax benefit)	(38)	97	(128)	(1,029)	(61)	(401)	275	(1,170)

Net income attributable to ordinary and equivalently participating shareholders	794	885	1,057	1,667	1,021	1,415	887	1,275

Basic
Net income per share	$0.03	$0.04	$0.05	$0.07	$0.04	$0.06	$0.04	$0.05

Diluted net income per share	$0.03	$0.04	$0.05	$0.07	$0.04	$0.06	$0.04	$0.05

New Accounting Pronouncements

In June 2011, the FASB issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The Company’s adoption of both standards is not expected to have an impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company’s adoption of this standard is not expected to have a material impact on the Company’s financial statements and disclosures.

In May 2011, the FASB issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company’s adoption of this standard is not expected to have a material impact on the Company’s financial statements and disclosures.

Liquidity and Capital Resources1

We have financed our operations from positive operating cash flows, the issuance of equity securities and, to a lesser extent, from research and development grants from the Israeli government.

As of December 31, 2010 and December 31, 2011, we had approximately $13.4 million and $20.9 million of cash and cash equivalents, respectively. The increase was mainly due to the positive operating cash flow of $6.7 million and cash flows from financing activities primarily consisting of receipt of proceeds from the exercise of options in the amount of $1.3 million.

In 2011, net cash provided by operating activities was approximately $6.7 million. Net cash provided by financing activities in 2011 was approximately $1.3 million. Net cash used in investing activities in 2011 was $0.5 million and consisted primarily of the purchase of property and equipment. As of December 31, 2010 and December 31, 2011, we had working capital of $13.6 million and $17.3 million, respectively.

Based on the cash balance at December 31, 2011, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations at least through May 2013.

The contingent consideration related to the acquisition of the assets of the antivirus business of Authentium Inc. (now known as SafeCentral Inc.) is subject to adjustments upward or downward based on the revenue derived from the purchased customer contracts. In connection with this contingent earn-out consideration, the Company recorded an estimated amount of $2,831 as of the acquisition date. As of December 31, 2011, the fair value of the contingent consideration of $3,372 is presented in short term liabilities.

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2011 (in thousands):

Contractual Obligation	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$622	$523	$99	$-	$-

Other Long-term liabilities reflected on the Company’s Balance Sheet - Accrued severance pay	1,192	-	-	-	1,192
Other Long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(1,031)	-	-	-	(1,031)

Net - severance pay liability	161	-	-	-	161

Earnout obligation	3,372	3,372	-	-	-

Total	$4,155	$3,895	$99	$-	$161

Effective Corporate Tax Rates

Israeli companies were subject to corporate tax at the rate of 24% of their taxable income in 2011. On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and subsequent years.

As of December 31, 2011, the Company’s net operating loss carry forwards for tax purposes amounted to approximately $ 70 million (including capital loss carry forward of $ 15 million), which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2011, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $ 91 million. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2012 through 2025.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to a “change in ownership” under provisions of the Internal Revenue Code of 1986 and similar state provisions. Such limitation might result in the loss of some or all of our U.S. net operating losses.

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

The annual rate of deflation in Israel was 4% in 2011, and 2.7% in 2010 and 3.9% in 2009. The NIS appreciated against the U.S. dollar by approximately 8% in 2011, 6.0% in 2010 and 0.7% in 2009. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 3.8210 for one U.S. dollar on December 31, 2011. The representative dollar exchange rate was NIS 3.7490 on March 20, 2012. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period–to–period comparisons of our results. The effects of foreign currency re–measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

Item 6. Directors, Senior Management and Employees.

The following table presents information with respect to our directors’ beneficial ownership of our Ordinary Shares as of December 31, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 24,093,617 Ordinary Shares outstanding as of December, 2011. Ordinary Shares issuable upon the exercise of options and other rights, which are exercisable on or within sixty days of December 31, 2011, are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Ordinary Share Beneficial Ownership >1%	Number of Ordinary Shares Beneficially Owned	Number of Options and Warrants included in Beneficial Ownership

Lior Samuelson, Director and Chairman of the Board	62	<1%

Aviv Raiz, Director (1)	53	23%	5,552,740	66,871 options, at exercise prices ranging from $1.58 to $6.60 per Ordinary Share. Expiration dates range from 12/15/12 to 12/15/17.

Hila Karah, Director(1)(3)	43	<1%

Lloyd E. Shefsky, Director(2)(3)	71	<1%

Yair Shamir, Director (Outside Director) (2)(3)(4)	67	5.6%	1,344,435	80,412 options, at exercise prices ranging from $1.58 to $4.10. Expiration dates range from 3/31/14 to 12/15/17

Yair Bar-Touv, Director (Outside Director) (1)(2)	51	<1%

Todd Thomson	51	<1%

James Hamilton(5)	48	<1%

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating Committee

(4)

Mr. Shamir’s ownership interest includes 1,264,023 of the Company’s Ordinary Shares purchased by Catalyst Private Equity Partners II, for which Mr. Shamir acts as Chairman and Managing Partner. Mr. Shamir’s options, as noted in the table above, are also held on behalf of Catalyst.

(5)	Mr. Hamilton joined the Board of Directors in February 2012.

Other Senior Management Employees:

The following table sets forth the names and positions of our senior management employees, with ownership data being as of December 31, 2011:

Name	Age	Ownership >1%	Position
Shlomi Yanai(3)	41	(1)	Chief Executive Officer
Amir Lev(3)	52	3.2%(2)	President and Chief Technology Officer
Ron Ela(3)	41	(1)	Chief Financial Officer
Gary Davis	50	(1)	Vice President, General Counsel and Corporate Secretary
Amos Arev	45	(1)	Vice President, Research & Development Commtouch Software Ltd.

Francois Depayras	38	(1)	Vice President, Americas Sales and Business Development, Commtouch Inc.
Ofer Tal	40	(1)	Vice President, International Sales and Business Development, Commtouch Software Ltd.
Yossi Maslaton	44	(1)	Vice President, Network Operations & Customer Services, Commtouch Inc.
Asaf Greiner	37	(1)	Vice President, Products, Commtouch Software Ltd.
Rebecca Herson	41	(1)	Vice President, Marketing, Commtouch Software Ltd.
Gabriel Mizrahi	37	(1)	Vice President, Technologies, Commtouch Software Ltd.
Helmuth Freericks	58	(1)	General Manager Anti-Malware Solutions, Commtouch Inc.
Michael Myshrall	42	(1)	Vice President, Corporate Development, Commtouch Inc.

(1)	less than 1%

(2)	includes 628,672 options, at exercise prices ranging from $0.36 to $6.60 per Ordinary Share. Expiration dates range from 11/18/12 to 8/4/15.

(3)	Executive Officer for purposes of aggregating compensation and share ownership of major shareholders, directors and executive officers

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

Hila Karah joined the Board of Directors in March 2008. Ms. Karah has been the CIO of Eurotrust Ltd. since 2006, and has been a private and public equity investor in several high-tech, bio-tech and Internet companies since 2000. Prior to her joining Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Lloyd E. Shefsky has served as a Director of Commtouch since October 2003. He is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where has been Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations. Mr. Shefsky authored Entrepreneurs Are Made Not Born, which was translated into five foreign languages. He received his J.D. from the University of Chicago Law School and a B.Sc. from De Paul University (accounting). He is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

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

Yair Bar-Touv joined the Board of Directors as an Outside Director under the Israel Companies Law in March 2008. Mr. Bar-Touv is formerly the CIO of a leading government enterprise specializing in analytic software solutions for knowledge discovery (text and data mining) of large volumes of data, with a focus on changing the ways enterprise organizations make decisions with regards to primary business processes. Mr. Bar-Touv is also the former CEO of Elron Telesoft and co-CEO of NCC, a leading Systems Integrator operating in Israel and the USA, which was acquired in 1997 by Elron Electronics. Mr. Bar-Touv holds an M.Sc. in Computer Engineering from the Technion Institute of Technology (1987) and a B.Sc. in Electronic Engineering from Ben-Gurion University (1981).

Todd Thomson joined the Board of Directors in November 2011. Mr. Thomson is Chairman of Dynasty Financial Partners, a firm dedicated to providing investment and technology platforms to independent advisors. Mr. Thomson is also Founder & CEO of Headwaters Capital, a proprietary investment business and strategic consulting firm. From 1998 through 2007, Mr. Thomson served in top management positions at Citigroup, including CFO of the company and CEO of the Global Wealth Management division. Prior to joining Citigroup, Mr. Thomson held senior positions at GE Capital, Barents Group and Bain & Co. Mr. Thomson is also a member of the Board of Directors of Cordia Bancorp, Bank of Virginia and the World Resources Institute. Mr. Thomson is Chairman of the Wharton Leadership Advisory Board and is also a past member of the Board of Trustees of Davidson College. Mr. Thomson received his M.B.A., with distinction, from the Wharton School of Business and his B.A. in Economics from Davidson College.

James Hamilton joined the Board of Directors in February 2012. Mr. Hamilton has been in the technology industry for 26 years and is currently CEO of a professional services and consulting company based in Houston named CPSG Partners. During the past eleven years, he has been providing services to security-focused companies, including TippingPoint, Inc., where he served as President and CEO. [TippingPoint was acquired by 3Com in January of 2005.] The company was an industry-leading provider of network-based Intrusion Prevention Systems. Mr. Hamilton also spent two years at SafeNet as EVP of Corporate Development, leading M&A and Strategic Alliances. Additionally, he served as President and CEO of Efficient Networks (acquired by Siemens, Inc. in 2001), after running both global sales and product teams as COO, and also held executive positions with Picazo Communications (acquired by Intel in 1998), Compaq, Networth (acquired by Compaq in 1995), 3Com and Grid Systems. Mr. Hamilton graduated with a Bachelor of Science from Lawrence Technical University.

Shlomi Yanai became the CEO of Commtouch in October 2011, bringing over two decades of experience in the information security industry. He was previously the vice president of corporate development strategy at SafeNet, a global leader in information security, where he led SafeNet’s strategic decisions regarding product and solution partnerships, as well as mergers and acquisitions. Mr. Yanai also served as the vice president for the rapidly-growing authentication business unit and award-winning two-factor authentication solutions at SafeNet, Inc. and Aladdin Knowledge Systems, which merged with SafeNet. Prior to Aladdin, Mr. Yanai managed the product team of BMC Software’s security division, specializing in identity and password management systems. Mr. Yanai holds a B.Sc. in mathematics and computer science and an M.B.A from Ben Gurion University in Israel.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev was also the General Manager of Commtouch from January 1997 through April 2000, and in May 2000 he became President. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem. In December 2011, Amir Lev completed his service to the board of directors, and during 2012, he will be winding down his activities as CTO and President of Commtouch.

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

Gary Davis joined Commtouch in September 1999 and he currently serves as Vice President, General Counsel and Corporate Secretary. Mr. Davis has over 25 years of legal experience in both private law firm and corporate practices.

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

Yossi Maslaton joined Commtouch in 1998 and has served as Vice President of Network Operations and Customer Services since early 2005. Before 2005 he was Director of Service Operations. With over 20 years of experience in the fields of Information Technology and Networking, Mr. Maslaton is responsible for the operations of Commtouch’s data centers and customer services, servicing tens of millions of users daily with the highest standards of uptime. From 1991 to 1998 Mr. Maslaton was Manager of Information Systems and labs for RND Networks, a group of hi-tech startups in the network-routing field. Prior to that, Mr. Maslaton managed the technical field-operations of a large project for the Israel Defense Forces in the areas of distributed computing systems and radio communications.

Asaf Greiner joined Commtouch in 2008 and serves as Vice President, Products. Mr. Greiner has over a decade of experience in executive and entrepreneurial roles, previously serving as Director of Business Innovation at Aladdin Knowledge Systems, a company specializing in software and Internet security. Previously he co-founded and acted as general manager of beeFENCE, a network security company, and Aduva, a Linux lifecycle management company that was acquired by SUN Microsystems. He holds an MBA summa cum laude from The Interdisciplinary Center, Herzliya and a BA in Business and Economics from Hebrew University, Jerusalem. Mr. Greiner will be leaving Commtouch in mid-2012.

Rebecca Steinberg Herson joined Commtouch in April 2006 as Director of Marketing. Currently, she serves as Vice President, Marketing, orchestrating the company’s global marketing strategy and activities. Prior to joining Commtouch, Ms. Herson served as Vice President of Marketing at Redmatch, a software start-up. Previously, she led marketing initiatives at Whale Communications (acquired in 2006 by Microsoft), Orckit Communications (NASDAQ: ORCT) and at various not-for-profit organizations. As the head of marketing for six years at Whale, an Internet security company, she was responsible for launching numerous hardware/software products and held a key role in establishing the company as a market leader in the secure remote access field. Ms. Herson holds a BA magna cum laude from Yale University, and an MS in Management from Boston University. Ms. Steinberg will be leaving Commtouch in early 2012.

Gabriel Mizrahi joined Commtouch in 2008 and he serves as Vice President, Technologies. Prior to Commtouch, Mr. Mizrahi co-founded and served as CTO of PineApp, a global messaging and Web security company that utilizes Commtouch’s technology. Prior to PineApp, Mr. Mizrahi was a Project Manager in a large integration company, where he led Unix and Linux projects in the field of Internet Security & Networking. He has extensive technical knowledge and experience in tailor-made solutions and complex technology integration, and received a prestigious award from the Chief of Electronics and Computers of the Israel Defense Force for designing, developing and implementing a logistics and technical management system. Mr. Mizrahi holds a technical degree in electronics from Ort College.

Helmuth Freericks joined Commtouch in September 2010 with the acquisition of the Command division of Authentium, Inc., and serves as General Manager Anti-Malware Solutions. Mr. Freericks is an industry pioneer in the anti-malware field, having co-founded one of the earliest antivirus companies - Command Software - in 1984, long before computers were ubiquitous, and before computer viruses were a household concept. At Command, Mr. Freericks served in various executive roles over the years, starting as Vice President of Research and Development and Chief Technology Officer, and finally as CEO before the company was acquired by Authentium in 2002. While at Authentium, he served as CEO of Global Risc, an Authentium subsidiary, and later as CTO and then Chief Science officer at Authentium.

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

To the best of our knowledge, there no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Election of Directors

Directors (other than outside directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the next annual general meeting following the general meeting at which such director is elected and until a successor is elected, or until the director is removed. An annual general meeting must be held at least once in every calendar year, but not more than fifteen months after the preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders, the Board of Directors may appoint new directors temporarily to fill vacancies on the Board of Directors. The Amended and Restated Articles of Association of Commtouch authorize the shareholders to determine, from time to time, the number of directors. The maximum number of directors is currently fixed at ten directors, though only eight directors are currently serving on the Board of Directors. There are no family relationships among any of the directors, officers or key employees of Commtouch.

Alternate Directors

The Amended and Restated Articles of Association of Commtouch provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, the alternate may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides) and the alternate is not entitled to remuneration. A person who is not qualified to be appointed as a director may not be appointed as an alternate director, and a person who is not qualified to be appointed as an outside or independent director may not be appointed as an alternate director for an outside or independent director, respectively. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director. No director has appointed, and, to our knowledge, no director currently intends to appoint, any other person as an alternate director.

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

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender. At least one of the outside directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Listing Rules, has “financial and accounting expertise,” and the other outside director or directors are required to have “professional expertise,” all as defined under the Israel Companies Law.

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

The Company has identified the following Board members as “Independent directors” pursuant to NASDAQ Listing Rule 5605(a)(2):

a.	Yair Bar-Touv
b.	Yair Shamir
c.	Aviv Raiz
d.	Hila Karah
e.	Lloyd Shefsky
f.	Todd Thomson
g.	James Hamilton

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

Audit Committee

As noted above in the discussion under “Independent and Outside Directors”, the Israel Companies Law requires public companies to appoint an audit committee. The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent registered public accounting firm and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audits conducted by our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Israeli Companies Law, the audit committee also is required to monitor whether there are any deficiencies in the administration of our company, including by consulting with the internal auditor and independent registered public accounting firm, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditor’s audit plan and to establish and monitor whistleblower procedures. An audit committee must consist of at least three directors meeting the independence standards under NASDAQ Listing Rules and must include all outside directors under the Israel Companies Law, all as described above. One of the outside directors must serve as the chair of the audit committee. Furthermore, under the Israel Companies Law, the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder. Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and in addition a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one outside director. Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to make a presentation regarding a particular issue. However, an employee who is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

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

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company, and the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director. A violation of these requirements is deemed a breach of the director’s duty of loyalty.

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

The Israel Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” An “extraordinary transaction” is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent or descendant, and the sibling, parent or descendant of a spouse, as well as the spouse of any of the foregoing.

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

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

The Israel Companies Law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her duty of loyalty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) any monetary liability imposed upon such a office holder for the benefit of a third party pursuant to a court judgment, including a settlement or an arbitrator’s decision, confirmed by a court, (b) reasonable legal costs, including attorney’s fees, expended by a office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either i) no financial liability was imposed on the office holder in lieu of criminal proceedings or ii) financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, (c) legal expenses (including attorneys’ fees) incurred by an office holder in an administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them as determined in the proceeding (up to a maximum of 20% of the fine imposed on the violating party) and (d) reasonable litigation expenses, including legal fees, actually incurred by such an office holder or imposed upon the office holder by a court order, in a proceeding brought against the office holder by or on behalf of the company or by others, or in a criminal action in which he was acquitted, or in a criminal action which does not require proof of criminal intent in which he was convicted. The Companies Law further provides that the indemnification provision in a company’s articles of association (i) may be an obligation to indemnify in advance, provided that, other than litigation expenses, it is limited to events the board of directors can foresee in light of the company’s actual activities when providing the obligation and that it is limited to a sum or standards the board of directors determines is reasonable in the circumstances, and (ii) may permit the company to indemnify an officer or a director after the fact.

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

Our Amended and Restated Articles of Association allow us to insure, exculpate and indemnify office holders to the fullest extent permitted by law provided such insurance, exculpation or indemnification is approved in accordance with the Israel Companies Law. We have acquired directors’ and officers’ liability insurance covering the officers and directors of Commtouch and its subsidiary for certain claims. At the annual meeting of shareholders held on November 18, 2002, the shareholders approved a form of indemnification, exculpation and insurance agreement that is applicable to all our directors. The form of this agreement, as well as related provisions in our Amended and Restated Articles of Association, were last amended at the annual meeting of shareholders held on December 15, 2011.

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
b.

NIS 1,590 per director per face to face Board or committee meeting, or NIS954 (60% of NIS 1590) in case of telephonic participation at such meeting, payable at the beginning of each calendar quarter following the quarter during which a Board member participated in a meeting. No separate per meeting compensation will be paid for committee meetings that are held on the same day immediately prior or subsequent to a Board meeting. In that event, a Board and committee meeting will be considered one meeting.

c.	For non-Israeli based directors, the amounts set forth will be paid in United States dollars, according to the representative rate of exchange published by the Bank of Israel on the date of payment.

Directors also are reimbursed for their expenses for each Board of Directors meeting attended. See in this item 6, “Amended and Restated 1999 Non-employee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants. During 2011, options to purchase 150,000 Ordinary Shares were granted to directors and executive officers under the Company’s stock option plans at a weighted average exercise price of $3.47 per share. The aggregate direct remuneration paid by Commtouch to all directors and executive officers (10 persons) in 2011 was approximately $1,021,000. During the same period Commtouch accrued or set aside approximately $103,000 for the same group to provide pension, retirement or similar benefits. As of December 31, 2011, directors and executive officers of Commtouch (10 persons) held an aggregate of 2,527,752 stock options to purchase a like number of Ordinary Shares, with 1,326,767 of those options being vested and exercisable within sixty days of said date.

At the meeting of shareholders in December 2010, shareholders approved the payment to Hila Karah of up to $10,000 annually for the performance of any additional services, as agreed upon by Ms. Karah and the Company on a case by case basis. During 2011, Ms. Karah received a total of $2,500 for her additional services as a director.

Options to Purchase Securities from Registrant or Subsidiaries

As of December 31, 2011, options to purchase 5,141,065 Ordinary Shares were outstanding and held by 83 persons made up of then existing employees, consultants, executive officers and non–employee directors under the Company’s stock option plans, and there were 2,366,082 shares available for grant under all plans. Of the number of options outstanding, 3,037,131 were vested and exercisable. Additionally, these outstanding options had exercise prices ranging from $0.33 to $6.60 per share, a weighted average per share exercise price of approximately $3.1 and termination dates ranging from January 2, 2012 to December 15, 2017.

Employee Stock Option Plans

Employees, including executive officers and other management employees, participate in the Company’s employee option plans. The Commtouch Software Ltd. 2006 U.S. Stock Option Plan, primarily covering option grants to employees and consultants based in the United States, was adopted on December 15, 2006 and has a term of ten years. The Commtouch Software Ltd. Amended and Restated Israeli Share Options Plan, primarily covering option grants to employees, consultants and directors based in Israel, was adopted on June 22, 2003 and has a term of ten years. While Israeli based directors receive their grants under the Israeli plan, the principal terms of their grants are identical to those of non-Israeli based directors receiving their grants under the non-employee director plan (discussed below).

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

Amended and Restated 1999 Non–Employee Directors Stock Option Plan

New non-employee directors are currently entitled to an initial grant of 50,000 options pursuant to the Amended and Restated 1999 Non-Employee Directors Stock Option Plan, or the Non-Employee Directors Plan. Non-employee directors who are re-elected at the annual meeting of shareholders are entitled to additional grants of 16,667 options, though at the annual meeting held October 26, 2009 shareholders approved a one-time increase in the grants to re-elected directors to 30,000 options.

The Non–Employee Directors Plan was extended by an additional ten years at the annual meeting of shareholders held on December 15, 2008. Under this plan, each option becomes exercisable at a rate of 1/16th of the option shares every three months, and has an exercise price equal to the fair market value of our Ordinary Shares on the grant date of such option. Options granted through 2004 had a maximum term of ten years, but would terminate earlier if the option holder ceased to be a member of the Board of Directors. Options granted to directors during 2005 - 2011 generally have a maximum term of six years. At the annual meeting of shareholders of December 30, 2005, shareholders approved an amendment to the Non-Employee Directors Plan to allow for the acceleration of unvested options for any director who has served the Company for at least three years, unless the director resigned voluntarily or was removed from the Board of Directors due to a failure to perform any of his/her duties to the Company.

Employees

See Item 4. “Information on the Company—Employees”.

Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our Ordinary Shares as of December 31, 2011, including:

•	each person or entity known to Commtouch to own beneficially more than five percent of Commtouch’s Ordinary Shares, and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 24,093,617 Ordinary Shares outstanding as of December 31, 2011. Ordinary Shares issuable upon exercise of options, which are exercisable on or within sixty days of December 31, 2011, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options for all directors and executive officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person. Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount Owned		Percent of Class

Aviv Raiz*	5,552,740	**	23%

Catalyst Private Equity Partners II LP	1,344,435	***	5.6%

All directors and executive officers as a group at 12/31/11 (10 persons)	8,341,142	****	32.8%

*This shareholder of record resides in Israel. With respect to Catalyst Private Equity Partners II LP, the Chairman and Managing Partner of this limited partnership, Mr. Yair Shamir – a director in the Company - resides in Israel.

**Includes 66,871 options, exercisable into a like number of Ordinary Shares.
***Includes 80,412 options exercisable into a like number of Ordinary Shares.
****Includes 1,326,767 options exercisable into a like number of Ordinary Shares.

Based on a review of the information provided to us by our transfer agent, as of December 31, 2011, there were 62 holders of record of our Ordinary Shares, including 41 holders of record residing in the United States holding 20,633,188 Ordinary Shares, or approximately 86% of the aggregate 24,093,617 Ordinary Shares outstanding as of such date. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 85% of our outstanding Ordinary Shares as of such date on behalf of approximately 85 brokers and banks).

Significant Changes in Percentage Ownership of Major Shareholders During the Past Three Years

None

Interest of Management and their Family Members in Certain Transactions

There were no related party transactions, as such term if defined in Item 7.B to Form 20-F, during 2011 or through the date of filing of this Form 20-F.

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

While we have brought a few relatively minor lawsuits for collection actions, we are not a direct party to any litigation, and we are not aware of any threatened litigation which, in the aggregate, would be material to the business of the Company. As noted under Item 3. Key Information – Risk Factors, one customer has made an indemnification demand on us during the past year as a result of patent infringement actions brought against that customer and other defendants. We continue to cooperate with that customer in seeking to defeat the underlying patent infringement claims. While we believe that adequate non-infringement and/or invalidity arguments exist, it is too early in the proceedings to anticipate the outcome of this matter.

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2011.

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

Since December 16, 2009, the Company’s Ordinary Shares have also been traded on the Tel Aviv Stock Exchange, or “TASE”, under the symbol CTCH.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the NASDAQ Capital Market for the periods indicated:

	High	Low

2007:	$7.44	$3.69
2008:	$6.22	$1.50
2009:	$4.30	$1.57
2010:	$3.90	$1.35
2011:	$3.98	$2.93

2010:
First Quarter	$4.30	$3.70
Second Quarter	$4.13	$2.96
Third Quarter	$3.90	$2.85
Fourth Quarter	$2.50	$1.50

2011:
First Quarter	$3.98	$3.23
Second Quarter	$3.59	$3.20
Third Quarter	$3.66	$2.95
Fourth Quarter	$3.60	$2.93

Most Recent Six Months:

September 2011	$3.37	$2.95
October 2011	$3.50	$2.93
November 2011	$3.55	$3.36
December 2011	$3.60	$3.25
January 2012	$3.40	$3.30
February 2012	$3.40	$3.05

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the TASE for the periods indicated. Share prices on the TASE are quoted in NIS:

	High	Low
2010:
First Quarter	NIS 16.19	NIS 13.64
Second Quarter	NIS 15.10	NIS 11.50
Third Quarter	NIS 14.90	NIS 11.00
Fourth Quarter	NIS 14.33	NIS 12.04

2011:
First Quarter	NIS 14.47	NIS 11.87
Second Quarter	NIS 12.50	NIS 10.97
Third Quarter	NIS 12.81	NIS 10.75
Fourth Quarter	NIS 13.82	NIS 11.48

Most Recent Six Months
September 2011	NIS 11.88	NIS 10.75
October 2011	NIS 12.66	NIS 11.48
November 2011	NIS 13.65	NIS 12.49
December 2011	NIS 13.82	NIS 12.18
January 2012	NIS 13.55	NIS 12.38
February 2012	NIS 12.63	NIS 11.37

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

As of December 31, 2011, our authorized share capital consisted of 55,353,340 Ordinary Shares, NIS 0.15 par value. As of December 31, 2011, there were 24,093,617 Ordinary Shares issued and outstanding.

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

Under current Israeli regulations, any dividends or other distributions paid in respect of Ordinary Shares purchased by non-residents of Israel with certain non–Israeli currencies (including U.S. dollars) will be freely repatriated in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments.

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

Generally, shareholder resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. For certain matters as described under the Israel Companies law, there is a requirement that the majority include the affirmative vote of at least a majority of the votes cast by shareholders who are not controlling shareholders of the Company or interested parties in the matter to be voted upon (or their representatives) or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company’s controlling shareholders or interested parties in the matter to be voted upon) must not represent more than two percent of the voting rights in the Company.

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

TRANSFER OF SHARES AND NOTICES

Fully paid Ordinary Shares that are issued and not subject to any legal restrictions on transference may be transferred freely. Each shareholder of record is entitled to receive at least twenty-one days’ prior notice (and for certain matters, thirty-five days’ prior notice) before the date of a shareholder meeting and at least five days’ notice before the record date for the meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix a record date not exceeding 40 days prior to the date of any shareholder meeting.

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

We are subject to certain of the information reporting requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our Ordinary Shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each quarter and other reports on Form 6-K from time to time. We post our Annual Report on Form 20-F on our Website (www.commtouch.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this Annual Report.

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

MATERIAL CONTRACTS DURING PAST TWO YEARS

Asset Purchases. On September 3, 2010, through our subsidiary company, Commtouch Inc., we acquired certain assets comprising the Command Antivirus business unit of Authentium (now known as SafeCentral, Inc.), including:

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
iv.	all such services’ intellectual property (including all interests in the Authentium and Command Software brand names and all associated trademarks, trade names and related property); and
v.	certain furniture, computers and office equipment.

At the closing, Commtouch Inc. also employed 13 new employees, based in a Florida office, and engaged 4 independent contractors providing remote services to the operation.

In consideration for the sale of this division, Commtouch paid Authentium the sum of $4.6 million in cash, $920,000 of which was placed in escrow and subsequently distributed to Authentium in two installments during 2011. Additionally, following the conclusion of the 2011 year and based on achievement of certain revenue milestones, Commtouch shall pay SafeCentral in cash an earnout payment of approximately $3 million, subject to adjustment upward or downward based on the performance level of the purchased OEM contracts. The fair value of the earnout obligation as of December 31, 2011 was approximately $ 3.4 million.

EXCHANGE CONTROLS

Non-residents of Israel who own our Ordinary Shares may freely convert all amounts received in Israeli currency in respect of such Ordinary Shares, whether as a dividend, liquidation distribution or as proceeds from the sale of our Ordinary Shares, into non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998. Since January 1, 2003, all exchange control restrictions have been eliminated although there are still reporting requirements for certain foreign currency transactions. Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 24% of their taxable income in 2011. Corporate tax rates applicable for 2008, 2009 and 2010 were 27%, 26% and 25%, respectively.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among others, effective from 2012 cancels the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and subsequent years.

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

In December 2010, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company’s entire preferred income. The Company will be able to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

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

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of Ordinary Shares by a person who (i) holds our Ordinary Shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of Ordinary Shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

For information with respect to the applicability of Israeli capital gains taxes on the sale of Ordinary Shares by United States residents, see above “— Capital Gains Tax on Sales of Our Ordinary Shares.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of our Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. Commtouch will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for our Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of our Ordinary Shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of ordinary U.S. federal income tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to our Ordinary Shares if such U.S. Holder has not held our Ordinary Shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to our Ordinary Shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds our Ordinary Shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for our Ordinary Shares and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or, in the case of estates and trusts, on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent that the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for our Ordinary Shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election.

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

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC. For those U.S. Holders who determine that we were a PFIC in any of our taxable years and notify us in writing of their request for the information required in order to effectuate the QEF election described above, we will promptly make such information available to them.

Information Reporting and Withholding

With respect to cash dividends and proceeds from a disposition of Ordinary Shares, a U.S. Holder may be subject to backup withholding (currently at a rate of 28%, scheduled to increase to 31% for taxable years beginning after December 31, 2012). In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2015. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our common stock. See “Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2015. You should consult your tax advisor regarding the HIRE Act.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We develop our technology in Israel and seek to provide our services worldwide. As a result, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the NIS and Euro. We are exposed to the risk of fluctuation in the U.S. dollar/NIS and the

U.S. dollar/Euro exchange rate. Our NIS-denominated expenses consist principally of salaries and related personnel expenses, as well as vehicle lease payments. Although the majority of our revenues are in US dollars, a substantial portion of our sales are derived from the Euro currency. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) As of December 31, 2011, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2011, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

(b) Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Security Exchange Act. Our internal control over financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Our management assessed our internal control over financial reporting as of December 31, 2011. Our management based its assessment on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to a provision under the Dodd-Frank Wall Street Reform and Consumer Protection Act which grants a permanent exemption for non-accelerated filers from complying with Section 404(b) of the Sarbanes-Oxley Act of 2002.

(c) During the period covered by this annual report on Form 20-F, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

The Board of Directors of the Company has determined that Mr. Yair Shamir, a member of the Audit Committee, is an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F, and is “independent” as that term is defined in NASDAQ Listing Rule 5605(a)(2).

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

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2011, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2011 and 2010:

	Year ended December 31,
	2011 Fees	2010 Fees

Audit related fees (1)	$132,000	$189,000
Tax Fees (2)	$28,000	$81,000
Total	$160,000	$270,000

(1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Independent Registered Public Accounting Firm can reasonably provide, and include the group audit including statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC. These fees for 2010 also include the attestation of our internal control over financial reporting.

(2) Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authority; and tax planning services. Also included for 2010 are fees related to services provided in connection with the Command Antivirus unit acquisition.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of our current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the Company’s independent registered public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year. The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2011, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

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

NASDAQ Listing Rule 5250(d) requires that an annual report be delivered to shareholders in accordance with three alternative delivery methods set forth in the rule. One of those delivery methods allows for the posting of the annual report on the Company’s website. However, that method also requires that i) a prominent undertaking be posted on the website indicating that, upon request, shareholders may receive a hard copy of the annual report free of charge, and ii)simultaneous with this posting, the Company issue a press release stating that its annual report has been filed with the SEC (or other appropriate regulatory authority). This press release must also state that the annual report is available on the Company’s website and include the website address and that shareholders may receive a hard copy free of charge upon request.

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

Rule 5620(c) to NASDAQ Listing Rules requires that an issuer listed on NASDAQ should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock. However, the Company’s articles of association, consistent with the Companies Law, provide for a lower quorum in the event of a meeting adjourned for lack of a quorum, in which case any two shareholders entitled to vote and present in person or by proxy at such adjourned meeting shall constitute a quorum. Our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18

Item 18. Financial Statements.

See pages F-1 to F-30.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-30

- - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

          We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. (“the Company”) and its subsidiary as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2012	A Member of Ernst & Young Global

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31
	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,432	$20,868
Trade receivables, net	2,968	2,838
Deferred income taxes	1,940	1,996
Prepaid expenses and other accounts receivable	384	463

Total current assets	18,724	26,165

LONG-TERM ASSETS:
Investment in affiliates	1,227	1,227
Deferred income taxes	1,560	2,889
Intangible assets, net	4,510	3,505
Goodwill	3,792	3,792
Severance pay fund and Lease deposits	1,249	1,071
Property and equipment, net	920	885

Total long-term assets	13,258	13,369

Total assets	$31,982	$39,534

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31
	2010	2011

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$550	$551
Employees and payroll accruals	1,073	1,215
Accrued expenses and other liabilities	330	628
Earn-out consideration	-	3,372
Deferred revenues	3,178	3,058

Total current liabilities	5,131	8,824

LONG-TERM LIABILITIES:
Long-term deferred revenues	964	694
Earn-out consideration	2,831	-
Accrued severance pay	1,303	1,192

Total long-term liabilities	5,098	1,886

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares nominal value NIS 0.15 par value-
Authorized: 55,353,340 shares as of December 31, 2010 and 2011; Issued: 26,700,005 and 27,287,909 shares as of December 31, 2010 and 2011, respectively; Outstanding: 23,505,713 and 24,093,617 shares as of December 31, 2010 and 2011, respectively	812	834
Additional paid-in capital	186,012	188,463
Treasury shares 3,194,292 Ordinary shares at December 31, 2010 and 2011.	(8,566)	(8,566)
Accumulated other comprehensive income	23	23
Accumulated deficit	(156,528)	(151,930)

Total shareholders’ equity	21,753	28,824

Total liabilities and shareholders’ equity	$31,982	$39,534

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2009	2010	2011

Revenues	$15,189	$18,161	$23,016
Cost of revenues	2,260	2,918	4,091

Gross profit	12,929	15,243	18,925

Operating expenses:

Research and development, net	2,958	3,397	5,410
Sales and marketing	4,212	4,575	5,486
General and administrative	3,063	3,911	4,721

Total operating expenses	10,233	11,883	15,617

Operating income	2,696	3,360	3,308
Financial income (expenses), net	60	(55)	(27)

Income before tax benefit	2,756	3,305	3,281
Tax benefit	(2,404)	(1,098)	(1,317)

Net income	$5,160	$4,403	$4,598

Basic net earnings per share	$0.21	$0.19	$0.19

Diluted net earnings per share	$0.20	$0.18	$0.19

Weighted average number of shares used in computing basic net earnings per share	24,531,810	23,575,354	23,620,171

Weighted average numbers of shares used in computing diluted net earnings per share	25,291,517	24,873,778	24,654,458

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income *)	Accumulated deficit	Total comprehensive income	Total

Balance as of January 1, 2009	25,206,659	$890	$182,144	$(1,306)	$23	$(166,091)		$15,660

Purchase of treasury shares	(1,457,748)	(56)	-	(3,482)	-	-		(3,538)
Issuance of shares upon exercise of options	209,850	8	210	-	-	-		218
Stock-based compensation related to employees	-	-	1,345	-	-	-		1,345
Stock-based compensation related to options granted to non-employees	-	-	32	-	-	-		32
Net income	-	-	-	-	-	5,160	$5,160	5,160
Total comprehensive income							$5,160

Balance as of December 31, 2009	23,958,761	842	183,731	(4,788)	23	(160,931)		18,877

Purchase of treasury shares	(1,030,466)	(42)	-	(3,778)	-	-		(3,820)
Issuance of shares upon exercise of options and warrants	577,418	12	785	-	-	-		797
Stock-based compensation related to employees	-	-	1,465	-	-	-		1,465
Stock-based compensation related to options granted to non-employees	-	-	31	-	-	-		31
Net income	-	-	-	-	-	4,403	$4,403	4,403
Total comprehensive income							$4,403

Balance as of December 31, 2010	23,505,713	812	186,012	(8,566)	23	(156,528)		21,753

Issuance of shares upon exercise of options and warrants	587,904	22	1,238	-	-	-		1,260
Stock-based compensation related to employees	-	-	1,213	-	-	-		1,213
Net income	-	-	-	-	-	4,598		4,598
Total comprehensive income							$4,598

Balance as of December 31, 2011	24,093,617	$834	$188,463	$(8,566)	$23	$(151,930)		$28,824

*)	Relates to foreign currency translation adjustments

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from operating activities:
Net income	$5,160	$4,403	$4,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	491	520	545
Compensation related to options granted to employees and non-employees	1,377	1,496	1,213
Amortization and impairment of intangible assets	-	158	1,005
Increase in deferred income taxes	(2,404)	(1,096)	(1,385)
Capital gain from sale of equipment	-	(9)	-

Changes in assets and liabilities:

Decrease (increase) in trade receivables	(318)	(1,036)	130
Decrease (increase) in prepaid expenses and other accounts receivable	(271)	287	(79)
Increase in accounts payable	112	138	17
Increase in employees and payroll accruals, accrued expenses and other liabilities	261	163	981
Increase (decrease) in deferred revenues	706	(697)	(390)
Increase (decrease) in accrued severance pay, net	(32)	(10)	66

Net cash provided by operating activities	5,082	4,317	6,701

Cash flows from investing activities:

Change in short-term cash deposit	740	-	-
Decrease in long-term lease deposits	1	22	1
Sale of marketable securities	2,000	-	-
Investment in affiliate	(477)	-	-
Proceeds from sale of equipment	-	9	-
Acquisition of Antivirus business	-	(4,600)	-
Purchase of property and equipment	(412)	(568)	(526)

Net cash provided by (used in) investing activities	1,852	(5,137)	(525)

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from financing activities:

Purchase of treasury shares at cost	(3,538)	(3,820)	-
Proceeds from options and warrants exercised	218	797	1,260

Net cash provided by (used in) financing activities	(3,320)	(3,023)	1,260

Increase (decrease) in cash and cash equivalents	3,614	(3,843)	7,436
Cash and cash equivalents at the beginning of the year	13,661	17,275	13,432

Cash and cash equivalents at the end of the year	$17,275	$13,432	$20,868

Non-cash transactions:

Purchase of property and equipment - trade payables	$(9)	$(55)	$(16)

Earn out consideration	$-	$2,831	$-
Taxes paid	$-	$-	$67

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

Commtouch Software Ltd. (“Commtouch” or the Company”) was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide internet security solutions to OEM partners and enterprises. The Company’s business is to develop and sell, through a variety of third party distribution channels, these solutions to various customers. The Company’s messaging solutions are comprised of anti-spam, Zero-Hour Virus Outbreak Protection and GlobalView Mail Reputation solutions, its Web security solution is known as GlobalView URL filtering, and its antivirus solution is known as Command Antivirus. The Company operates in one reportable segment.

b.

The Company expects that it will continue to be dependent upon third-party distribution channels for a significant portion of its revenues, which are expected to be derived from sales of the Company’s anti-spam, Zero-Hour, anti-virus, IP reputation, URL filtering solutions and Command Antivirus.

	c.	Acquisition of Antivirus business:

On September 3, 2010, the Company completed the acquisition of the assets of the Antivirus business of Authentium Inc. (now known as SafeCentral Inc.), a private Florida based company, which provides security software products and services including licensing antivirus and anti malware software, as well as sale of multi-function consumer security suites and security software products and services. As a result of this transaction, the Company will generate additional revenues and be able to sell the new acquired Antivirus services as additional product offering to new and existing customers. The consideration in respect of the acquisition is payable as follows: $ 4,600 was paid in cash at the closing date (of which $920 was placed in escrow until 2011) and an amount of $ 3,000 in cash is contingent consideration payable to Authentium Inc. based on the Antivirus business’s 2011 revenues, due in May 2012 as defined in the Asset Purchase Agreement. The contingent consideration is subject to adjustments upward or downward based on the revenue derived from the purchased customer contracts. In connection with this contingent earn-out consideration, the Company recorded an estimated amount of $ 2,831 as of the acquisition date. As of December 31, 2011, the fair value of the contingent consideration of $ 3,372 is presented in short term liabilities. The expenses incurred with respect of the acquisition were $ 300.

The acquisition was accounted for using the purchase method of accounting in accordance with ASC 805.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

Under purchase accounting, the total purchase price was allocated to the Antivirus business’s net tangible and identifiable intangible assets based on their estimated fair values at the acquisition date as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was assigned to goodwill. The fair value of the contingent consideration and the intangible assets was made by management with the assistance of a third party valuation.

Equipment and other assets	$128
Deferred revenue	(1,157)
Technology	1,546
Customer contracts and relationships	2,476
Covenants not-to-compete	646
Goodwill	3,792

Total purchase price	$7,431

Technology includes a virus detection technology (AV SDK and CSAM products) developed by Authentium, which is aimed at protecting customers against viruses, spyware, Trojan downloaders and other such Internet related threats. The technology is being amortized on a straight-line basis to cost of revenues over an estimated useful life of eight years.

Customer contracts and relationships is comprised of the Antivirus business’s main customers and respective contracts. The customer contracts and relationships is being amortized on an accelerated basis to sales and marketing expenses, over an estimated useful life of ten years.

Covenants not-to-compete state that Authentium Inc. cannot compete against the Company by soliciting customers, employees etc. The covenants not to compete are being amortized on a straight-line basis to sales and marketing expenses, over an estimated useful life of six years.

In conjunction with the sale of the remaining business of Authentium to a third party and the discontinuation of Authentium, in 2011, the Company wrote off the remaining asset related to covenants not-to-compete in the amount of $502 which was recorded in sales and marketing expenses.

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

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

	b.	Financial statements in U. S. dollars:

A majority of the revenues of the Company and its subsidiary is generated in United States dollars (“dollars”). In addition, a substantial portion of their costs is incurred or denominated in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiary operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with ASC Topic 830, “Foreign Currency Matters”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, in which the Company can exercise significant influence over the affiliate’s operating and financial policies. If the Company lacks the ability to exercise significant influence over the affiliate’s operating and financial policies, the investment should be accounted for on a cost basis.

The Company’s investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2011 and 2010, the Company’s investments are accounted for on a cost basis and no impairment losses have been identified.

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

The Company and its subsidiary’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in 2009 through 2011.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded as a result of an acquisition made in 2010. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test. The Company performs an annual impairment test at December 31, of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value determined using market capitalization. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the two years in the period ended December 31, 2011, no impairment losses have been identified.

	j.	Intangible assets:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 6 to 10 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Other intangible assets consist primarily of technology are amortized over their estimated useful lives on a straight-line basis.

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

During 2009 and 2010, no impairment losses have been identified. In 2011, impairment losses of $520 were recorded in respect of covenants not to compete. See Note 1.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Fair value measurements:

Concurrently with the adoption of ASC 820, the Company adopted ASC Topic 825, “Financial Instruments,” (“ASC 825”) which permits entities to elect, at specified election dates, to measure eligible financial instruments at fair value. As of December 31, 2010 and 2011, the Company did not elect the fair value option under ASC 825 for any financial assets and liabilities that were not previously measured at fair value.

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short-term maturities of financial instruments.

	l.	Revenue recognition:

The Company derives revenues from sale of Anti-Spam, Anti-virus, Zero-Hour™ Virus Outbreak Protection, GlobalView Mail Reputation, GlobalView URL filtering and Command Antivirus services to OEM partners and enterprises.

Revenue is recognized in accordance with ASC 605 - 25 “Revenue Recognition” and Staff Accounting Bulletin Topic 13, when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when services have been rendered, when the fee is fixed or determinable and when collectability is probable.

Revenues from such services are recognized over the service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

	m.	Research and development costs:

ASC 985-20, “Costs of Software to be Sold, Leased or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs have been expensed.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Government grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants from the Government of Israel amounted to $131, $774 and $263 in 2011, 2010 and 2009, respectively. See note 5a.

	o.	Concentrations of credit risk:

The Company and its subsidiary have no significant off-balance-sheet concentration of credit risk.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash and cash equivalents. The majority of the Company’s cash and cash equivalents are invested in dollars and dollar linked investments and are deposited in major banks in the United States and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection. The allowance for doubtful accounts was $45 and $32 at December 31, 2010 and 2011 respectively. Bad debt expense for each of the years ended December 31, 2009, 2010 and 2011 was $0, $77 and $7, respectively.

	p.	Accounting for stock-based compensation:

ASC 718 - “Compensation-stock Compensation”- (“ASC 718”) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

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

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non Employees” (“ASC 505-50”), with respect to options issued to non-employees.

The fair value for options granted in 2009, 2010 and 2011 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2009	2010	2011

Volatility	82%	71%-73%	68%-70%
Risk-free interest rate	1.3%-1.6%	1.1%-1.6%	0.6%-2.1%
Dividend yield	0%	0%	0%
Expected life (years)	3.35	3.7-4.6	3.6-4.8

q.	Basic and diluted net earnings per share:

Basic and diluted net earnings per share are presented in accordance with ASC Topic 260, “Earnings per Share”, for all periods presented.

Basic net earnings per share have been computed using the weighted-average number of Ordinary shares outstanding during the year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary shares considered outstanding during the year.

In 2009, 2010 and 2011, the difference between the denominator of basic and diluted net earnings per share is due to the effect of dilutive securities for stock options and warrants. In 2009, 2010 and 2011 2,584,732, 1,211,247 and 1,034,288, respectively, weighted average number of shares related to options and warrants outstanding were excluded from calculation of the diluted earnings per share since they would have an anti-dilutive effect.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Severance pay:

The Company’s liability for severance pay in Israel is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s obligation for all of its Israeli employees is fully provided by monthly deposits with severance pay funds and insurance policies, and by an accrual. The value of those funds and policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance expense (income) for the years ended December 31, 2009, 2010 and 2011 was approximately $ (31), $ (10) and $ 66, respectively.

	s.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders’ equity.

	t.	Income taxes:

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

	u.	Recently issued accounting pronouncements:

In June 2011, the FASB issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The Company’s adoption of both standards is not expected to have an impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company’s adoption of this standard is not expected to have a material impact on the Company’s financial statements and disclosures.

In May 2011, the FASB issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company’s adoption of this standard is not expected to have a material impact on the Company’s financial statements and disclosures.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	PROPERTY AND EQUIPMENT

	December 31
	2010	2011
Cost:
Computers and peripheral equipment	$4,233	$4,717
Office furniture and equipment	627	640
Motor vehicles	45	45
Leasehold improvements	1,182	1,195

	6,087	6,597

Less accumulated depreciation	(5,167)	(5,712)

Property and Equipment, net	$920	$885

Depreciation expense amounted to approximately $ 491, $ 520 and $ 545 in 2009, 2010 and 2011, respectively.

NOTE 4:-	INTANGIBLE ASSETS

Intangible assets, net, are comprised of the following:

	Cost		Accumulated amortization		Intangible assets, net
	December 31,
	2010	2011	2010	2011	2010	2011

Customers contracts and relationships	$2,476	$2,476	$57	$260	$2,419	$2,216
Technology	1,546	1,546	65	257	1,481	1,289
Covenants not-to-compete	646	646	36	(*)646	610	-
	$4,668	$4,668	$158	$1,163	$4,510	$3,505

(*)	Includes write-off of covenants not-to-compete of $502 for the year ended December 31, 2011.See Note 1.

Amortization of intangible assets charged to expense was $ 0, $ 158 and $ 1,005 for 2009, 2010 and 2011, respectively.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:	COMMITMENTS AND CONTINGENCIES

a.

Commtouch Software Ltd., which is incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist (“OCS”) for the support of certain research and development activities conducted in Israel.

In connection with its research and development, the Company received $1,185 of participation payments from the OCS. In return for the OCS’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed product, up to 100% of the amount of grants received (100% plus interest at LIBOR). The Company’s total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $1,098 as of December 31, 2011. For the years ended December 31, 2011 ,2010 and 2009, the amounts of $61, $17 and $8 , respectively, were recorded as cost of revenues with respect to royalties due to the OCS.

	b.	Operating leases:

The Company leases its facility in Israel under an operating lease agreement expiring on December 31, 2011. The subsidiary leases its facilities in the U.S. under an operating lease agreement expiring on August 31, 2013.

Facilities rent expense for 2009, 2010 and 2011 was approximately $259, $352 and $410, respectively.

Annual minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2013), at the exchange rate in effect on December 31, 2011, are approximately as follows:

2012	$523
2013	98
2014	1

$622

c.

During late 2010, one of the Company’s customers, among others, was named as a defendant in a patent infringement claim in a United States District Court involving four distinct patents. In September 2011, the Company received an indemnification notification from the customer indicating that one or two of those patents may relate to Commtouch technology, and the customer was reserving its rights. Due to the preliminary stage of the legal proceedings, the Company and its legal advisors cannot currently assess the outcome or possible adverse effect on the Company’s financial position or results of operations.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS’ EQUITY

	a.	General:

The Ordinary shares of the Company have been traded on the Nasdaq National Market (now known as the Nasdaq Global Market) and Nasdaq Capital Market (formerly: The NASDAQ SmallCap Market), since July 1999 and 2002, respectively.

On December 16, 2009, the Company’s Ordinary shares became listed for trading publicly on the Tel Aviv Stock Exchange, or “TASE”, thus making the company a “dual listed” company.

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared.

	b.	Employee stock options:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase Ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase Ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the “Amended and Restated Israeli Share Option Plan”). As of December 31, 2011, an aggregate of 2,366,082 Ordinary shares of the Company are still available for future grant to employees and directors.

Options granted under such plans and agreements up to September 2005, expire generally after ten years from the date of grant and grants from September 2005 having six-year terms from the date of grant. Options cease vesting upon termination of the optionee’s employment or other relationship with the Company. The options generally vest over a period of four years. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the option term become available for future grant.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s employees share option activity under the plans is as follows:

	Number of options	Weighted average exercise price	Aggregate intrinsic value
	2011	2011	2011

Outstanding at the beginning of the year	3,590,257	2.79
Granted	1,224,000	3.32
Exercised	(559,057)	2.12
Expired and forfeited	(222,519)	2.52

Outstanding at the end of the year	4,032,681	3.06	$2,554

Options vested and expected to vest at the end of the year	3,913,142	2.96	$2,539

Exercisable options at the end of the year	2,421,699	2.88	$2,386

Weighted average fair value of options granted during the year		3.91

The aggregate intrinsic value of the Company’s options is the difference between the Company’s closing share price on the last trading day of the fiscal year 2011 and the exercise price, times the number of options.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2011, have been separated into ranges of exercise prices, as follows:

Exercise price per share	Options outstanding	Weighted average remaining contractual life in years	Weighted average remaining price per share	Options exercisable	Weighted average exercise price per share of exercisable options

$0.33-$0.60	398,057	0.81	$0.35	398,057	0.35
$0.93-$1.89	479,872	2.81	$1.39	449,236	1.37
$1.93-$2.91	451,328	2.39	$2.32	380,657	2.38
$3.12-$3.14	453,665	1.63	$3.12	389,665	3.12
$3.18-$3.28	671,466	4.88	$3.21	112,578	3.20
$3.41-$3.69	611,333	5.25	$3.44	8,333	3.50
$3.75-$4.35	526,834	4.11	$3.89	243,693	3.906.27
$4.69-$6.60	440,126	1.65	$6.27	439,480	3.906.27

	4,032,681	3.19	$3.06	2,421,699	2.88

d.	Directors stock option plan:

In 1999, the Company adopted the 1999 Directors Stock Option Plan, and in 2008 shareholders approved an extension of the term of this plan through July 13, 2019. The original allotment of shares to this plan was 1,263,333. On December 15, 2006, the Company combined the remaining pool of options in the employee stock option plans reserve with the amount of options remaining in the Directors Stock Option Plan reserve.

Since the annual meeting of shareholders in 2003, new directors joining the Board were entitled to a grant of 50,000 options. Directors who are re-elected at the annual meeting of shareholders are entitled to additional grants of 16,667 options, though at the annual meeting held October 26, 2009 shareholders approved a one-time increase in the grants to re-elected directors to 30,000 options.

Each option granted under the Directors Stock Option Plan becomes exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary shares on the grant date of such option. Until September 2005, each option granted had a maximum term of ten years, but since September 2005, the term of granted options is six years. Options will terminate earlier if the optionee ceases to be a member of the Board of Directors.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS’ EQUITY (Cont.)

On January 1, 2011, 926,672 options were outstanding under the Directors Stock Option Plan.
During 2011, the Company granted 150,002 options to Directors at a weighted average exercise price at $3.47 per share. The weighted average fair value of options granted during the year is $1.90. During the year, 28,847 options were exercised at a weighted average exercise price at $2.54 per share. As of December 31, 2011, 556,959 options were vested and unexercised and 1,047,827 were outstanding under the Directors Stock Option Plan.

	e.	Options to non-employees:

Issuance date	Options granted for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through

May 2006-2008 (i)	83,334	$3.21-$5.73	81,250	May 2013

	83,334		81,250

(i)

As a consideration for consulting services, on May 7, 2006 the Company issued 50,000 options to a service provider to purchase the Company’s Ordinary shares at a price of $3.21 per option. On May 5, 2007, the Company issued an additional 16,667 options to the service provider to purchase the Company’s Ordinary shares at a price of $5.73 per option. On May 6, 2008, the Company issued an additional 16,667 options to purchase Ordinary shares to the service provider at a price of $3.85 per option. The options shall vest and become exercisable at a rate of 1/16 of the options every three months. The Company has accounted for this grant under the fair value method of ASC 505-50. The fair value for these options were estimated using a Black-Scholes option-pricing model. Compensation expense for 2009, 2010 and 2011 amounted to $32, $31 and $0, respectively.

f.	The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2011 was $3,533 which is expected to be recognized over a period of up to four years.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS’ EQUITY (Cont.)

	g.	Total stock-based compensation expenses recognized in 2009, 2010 and 2011:

The total stock-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2009, 2010 and 2011, was comprised as follows:

	Year ended December 31,
	2009	2010	2011

Cost of revenues	$40	$38	$24
Research and development	302	316	294
Selling and marketing	300	373	355
General and administrative	735	769	540

	$1,377	$1,496	$1,213

NOTE 7:	INCOME TAXES

	a.	Corporate tax structure:

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 (“the Law”) which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

In December 2010, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company’s entire preferred income. The Company will be able to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

The Company is not in development area A. The Company is examining the possible effect of the amendment on the financial statements, if at all, and has not yet decided whether to apply the amendment.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

	b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company may currently qualify as an “industrial company” within the definition of the Law for the Encouragement of Industry (Taxation), as such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

	c.	Net operating loss carryforwards:

As of December 31, 2011, the Company’s net operating loss carryforwards for tax purposes amounted to approximately $73,311 (including capital loss carry forward of $15,000) which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2011, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $91,616. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2012 through 2025.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

	d.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2010 and 2011, the Company’s deferred taxes were in respect of the following:

	December 31,
	2010	2011

Net operating loss carry-forwards (*)	$48,864	$54,075
Reserves and allowances	492	274
Property and Equipment	52	52
Research and development costs	669	642

Deferred tax assets before valuation allowance	50,077	55,043
Valuation allowance	(46,577)	(50,158)

Deferred tax asset	$3,500	$4,885

Domestic:
Current deferred tax asset, net	$1,559	$1,572
Non-current deferred tax asset, net	1,535	2,485

	3,094	4,057
Foreign:
Current deferred tax asset, net	381	424
Non-current deferred tax asset, net	25	404

	406	828

	$3,500	$4,885

(*)	Including capital loss carry forwards of $3,824 in Israel.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

e.

For the year ended December 31, 2009, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating loss carryforwards due to the uncertainty of the realization of such tax benefits, as well as recognition of a deferred tax asset of $2,404 in respect of net operating loss carryforwards and temporary differences that are more likely than not to be realized in the foreseeable future. For the year ended December 31, 2010, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating loss carry forward due to the uncertainty of the realization of such tax benefits, as well as utilization of deferred tax asset of approximately $500 during 2010, offset by a recognition of a deferred tax asset of approximately $1,600 in respect of net operating loss carry-forwards and temporary differences that are more likely than not to be realized in the foreseeable future.

For the year ended December 31, 2011, the main reconciling items between the Company’s statutory tax rate and the effective tax rate relates to changes in valuation allowance due to utilization of net operating loss carry forwards, recognition of net operating loss carry forward due to certainty of future realization of taxable income, and an increase in the Israeli tax rate (which resulted in an increase in the deferred tax asset) offset by increase in the exchange rate of the US dollars compared to the New Israeli Shekel.

	f.	Income before tax benefit consists of the following:

	Year ended December 31,
	2009	2010	2011

Israel	$2,573	$3,124	$3,114
U.S.	183	181	167

	$2,756	$3,305	$3,281

The Company is required to calculate and account for income taxes in each jurisdiction in which the Company or its subsidiary operate. Significant judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	INCOME TAXES (Cont.)

Tax benefit is comprised of the following:

	Year ended December 31,
	2009	2010	2011

Current taxes:
Foreign	$-	$(2)	$(2)
Domestic	-	-	70

	$-	$(2)	$68

Deferred taxes:
Foreign	$(135)	$(270)	$(357)
Domestic	(2,269)	(826)	(1,028)

	$(2404)	$(1096)	$(1,385)

	(2,404)	$(1,098)	$(1,317)

h.	Tax assessments:

The Company has final tax assessments in Israel through 2006.

NOTE 8:	GEOGRAPHIC INFORMATION

The Company conducts its business on the basis of one reportable segment. The Company has adopted ASC 280, “Segment Reporting”.

	a.	Revenues from external customers:

	Year ended December 31,
	2009	2010	2011

Israel	$1,544	$2,047	$2,044
North America	8,032	9,184	12,655
Europe	3,776	4,454	4,869
Asia	1,508	1976	3,036
Other	329	500	412

	$15,189	$18,161	$23,016

For the years ended December 31, 2009, 2010 and 2011, there are no major customers.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	GEOGRAPHIC INFORMATION (Cont.)

b.	The Company’s net amount of long-lived assets is as follows:

	December 31
	2010	2011

Israel	$261	$246
U.S.A.	5,169	4,144

	$5,430	$4,390

NOTE 9:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2009	2010	2011

Income:
Interest on cash and cash equivalents and short term deposit	$108	$20	$177
Capital gain on sale of marketable securities	38	-	-

Expenses:
Foreign currency exchange differences and other	(86)	(75)	(204)

	$60	$(55)	$(27)

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
Ron Ela
Chief Financial Officer
March 29, 2012

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 15, 2011.

4.1	Commtouch Software Ltd. 2006 U.S. Stock Option Plan.(2)

4.2	Amended and Restated Commtouch Software Ltd. 1999 Non–Employee Directors Stock Option Plan.(3)

4.3	Extension of Amended and Restated Commtouch Software Ltd. 1999 Non-Employee Directors Stock Option Plan.(4)

4.4	Commtouch Software Ltd. Amended and Restated Israeli Share Option Plan [successor plan to 1999 Section 3(i) Share Option Plan].(5)

4.5	Commtouch Software Ltd. Amended and Restated 1996 CSI Stock Option Plan.(6)

4.6	Amended and Restated 1999 Section 3(i) Share Option Plan.(7)

4.7	Summary of Director Compensation.

4.8	Asset Purchase Agreement by and between Commtouch Inc. and Authentium, Inc. dated July 26, 2010.(8)

8	List of Subsidiaries of the Company.

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent registered public accounting firm.

101

The following materials from our Annual Report on Form 20-F for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language) is furnished herein: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows, and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–78531. [filed June 3, 1999]

(2)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(3)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(4)	Incorporated by reference to Exhibit 4.6 to Annual Report on form 20-F for the year ended December 31, 2008.

(5)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(6)	Incorporated by reference to Exhibit 99.2 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(7)	Incorporated by reference to Exhibit 5 to Schedule TO, filed July 20, 2001.

(8)	Incorporated by reference to Exhibit 4.8 to Annual Report on Form 20–F/A for the year ended December 31, 2010. [filed June 7, 2011]