Form 20-F
period 2012-12-31
COMMTOUCH SOFTWARE LTD
filed 2013-04-25
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………….

For the transition period from ______________ to ______________

Commission file number 000–26495

COMMTOUCH SOFTWARE LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Sapir Road
5th Floor, Beit Ampa
P.O. Box 4014
Herzliya 46140, Israel
011–972–9–863–6888
(Address of principal executive offices)

Brian Briggs, CFO, 7927 Jones Branch Drive, Suite 2250, Tysons Corner, VA 22102, Fax: 703-760-3321.
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.15 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2012).

Ordinary Shares, par value NIS 0.15	25,826,234

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “Commtouch,” “the Company,” “we,” “us” or “our” are to Commtouch Software Ltd. or its wholly-owned subsidiaries (directly or indirectly), Commtouch Inc., Commtouch Iceland hf, and eleven Gesellschaft zur Entwicklung und Vermarktung von Netzwerktechnologien mbH, or eleven, as relating to consolidated financial information contained herein.

The selected consolidated statements of income data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this Annual Report on Form 20-F, or this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this Annual Report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,

	2008	2009	2010	2011	2012

	(USD and share amounts in thousands, except per share data)
Selected Data:
Revenues	$14,092	$15,189	$18,161	$23,016	$23,910
Operating income	$1,931	$2,696	$3,360	$3,308	$780
Net income attributable to ordinary and equivalently participating shareholders	$2,270	$5,160	$4,403	$4,598	$1,485
Basic net earnings per share	$0.09	$0.21	$0.19	$0.19	$0.06
Diluted net earnings per share	$0.08	$0.20	$0.18	$0.19	$0.06
Weighted average number of shares used in computing basic net earnings per share	25,619	24,532	23,575	23,620	24,610
Weighted average number of shares used in computing diluted net earnings per share	26,929	25,292	24,874	24,654	25,140
Total Assets	$20,709	$25,190	$31,982	$39,534	$59,133

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

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our Ordinary Shares. You should also consider the other information in this Annual Report. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our Ordinary Shares to decline, and you could lose part or all of your investment. The risks described below are not the only ones facing us. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Business Risks

If we are unable to effectively integrate the businesses of eleven and Frisk into our global organization, our operating results will suffer.

During 2012, we acquired both the antivirus business of the Icelandic company Frisk Software International, or Frisk, and the German Internet security company eleven and, in connection therewith, we literally doubled the size of our organization in terms of personnel (though at the beginning of 2013 we performed an approximately 12% synergistic reduction of headcount to better streamline the organization). For a somewhat small organization such as Commtouch, the acquisition of two companies within less than six months, in two very different parts of the world, is an extremely complex and challenging venture. While we believe that in the future, these acquisitions will be very fruitful for the growth of the Company, in the short term, these acquisitions are stretching our internal resources, both financial and manpower.

Our ability to attain our sales, marketing and development goals will depend in great measure on our ability to create one cohesive organization that is focused on the goals set by a unified management. Should the efforts at integrating these new businesses into Commtouch not continue in a smooth or successful fashion, our business will suffer and shareholder value will decline. Furthermore, any such failure could impact our efforts at acquiring an additional company or technologies during 2013 and beyond.

If the market does not continue to respond favorably to our traditional Internet security solutions, including our anti-spam, Zero-Hour antivirus, Mail Reputation, Command Antivirus and Uniform Resource Locator or URL filtering solutions, or our new cloud-based solutions or our future solutions do not gain acceptance, we will fail to generate sufficient revenues.

Our success depends on the continued acceptance and use of our traditional Internet security solutions by current and new businesses, Original Equipment Manufacturers, or OEMs, and service provider customers, plus the interest of such customers in our newest offerings. We have been selling our inbound anti-spam products for over nine years, our Zero-Hour™ virus outbreak detection product for approximately eight years, our GlobalView™ Mail Reputation perimeter defense solution for approximately seven years, our URL filtering solutions for over three years, our outbound spam solution for approximately three years and the Command Antivirus solution for over two years. Also, we recently released three new cloud-based Internet security solutions – a) email Security as a Service, or email “SecaaS”, b) Commtouch Mobile Security Services for Android and c) Commtouch Email Security On-Premise for Service Providers.

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

The crisis in the financial and credit markets that began in 2008 in the United States, and that led to a global economic slowdown, seems to have become more acute in certain countries of Europe. If the economies of countries in which our customers and potential customers are located continue to be weak or weaken further, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our services and longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our OEM and service provider partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition.

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

In addition, various state legislatures have enacted laws aimed at regulating the distribution of unsolicited email. While we are not clear as to the reasons, two years ago we began to see a gradual decline in the amount of spam traffic on the Internet, and in the past year spam activity remained consistent at this lower level.

These and similar legal measures, both in the United States and worldwide, may have the effect of reducing the amount of unsolicited email and malicious software that is distributed and hence diminish the need for our Internet security solutions. Any such developments would have an adverse impact on our revenues.

We depend upon OEM partners, service providers and resellers.

We expect to continue to be dependent upon OEM partners and service providers for a significant portion of our revenues, which will be derived from sales of our messaging, antivirus and Web security solutions. We also expect resellers to become more important in the distribution of our newer cloud-based Internet security solutions. Our operating results and financial condition may be materially adversely affected if:

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

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

•

Our ability to successfully market both our traditional messaging, antivirus and Web security solutions and our newer cloud-based Internet security solutions in new markets, both domestic and international;

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

Our products and services have changed many times since we commenced operations in 1991. For example, in September 2010, we acquired the Command Antivirus unit of Authentium, and during 2012 (as noted above) we acquired both the Frisk antivirus business and all of the business of eleven, and we have integrated and continue to integrate these new business into our existing business. These and future changes in our product offerings may require that we adjust our business processes and workforce, which can cause disruption to our business and fluctuations in our results from operations.

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

The complexity of the underlying technological base of messaging, antivirus and Web security solutions, and the current landscape of the markets, require highly trained sales and business development personnel to educate prospective resellers, OEM and service provider partners and customers regarding the use and benefits of our solutions. During 2012, with the acquisitions of Frisk’s antivirus business and eleven, as well as natural turnover in sales personnel, our business development/sales department underwent a higher rate of change than in prior years. It may take time for our current and future employees to convey to potential, as well as current, OEM/service provider partners and resellers how to most effectively market and utilize our solutions. As a result, our sales and business development personnel may not be able to compete successfully against larger, more heavily financed and experienced sales and business development departments of our competitors.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel could materially and adversely affect our business. The loss of our software developers or senior operations personnel may also adversely affect the continued development and support of both our current messaging, antivirus and Web security solutions and future solutions presently included in our roadmap for development, thereby causing our operating results to suffer and the value of your investment to decline.

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

As of December 31, 2012, we had sales offices in Israel the United States, Germany and Iceland. We also are marketing our messaging, antivirus and Web security solutions in international markets by utilizing appropriate distribution channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

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

The messaging, antivirus and Web security industries are characterized by difficult technological challenges, sophisticated distributors of Internet security threats, multiple-variant viruses, unique phishing scams and constantly evolving malevolent software distribution practices and targets that could render our solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing messaging, antivirus and Web security solutions and to develop new solutions, functions and technology that address the potential needs of prospective and current customers and their users. The development of proprietary technology and necessary enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt to OEM, service provider, customer or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition, and may not be able to do so.

Our solutions may be adversely affected by defects or denial of service attacks, which could cause our OEM and service provider partners, customers or end users to stop using our solutions.

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

Our Antivirus offerings remain relatively new for us, and we still may not fully appreciate the needs of customers and risks inherent in these new markets.

Our acquisition of the antivirus business from Authentium in September 2010, followed up by our acquisition of Frisk’s antivirus business in October 2012, represented our first efforts at expansion into the antivirus market. While we hired the core team of ex-Authentium and ex-Frisk employees and contractors who possess the expertise to manage the antivirus business, nevertheless we cannot be totally certain that we have anticipated all possible issues that might arise with our “cloud computing” technology infrastructure and our relatively new antivirus offerings. Should unanticipated issues arise, sales of our antivirus solutions likely will slow and our business will suffer.

For example, because of the complexity of the antivirus products, we understand that in the past, errors were found in versions of these products that were not detected before first introduced, or appeared in new versions or enhancements, and we may find such errors in the future. Failures, errors or defects in our antivirus solutions could result in security breaches or compliance violations for our customers, disruption or damage to their networks or other negative consequences and could result in negative publicity, damage to our reputation, declining sales, increased expenses and customer relation issues. Such failures could also result in product liability damage claims against us by our customers, even though our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims.

The antivirus products have in the past, and may at times in the future, falsely detect viruses or computer threats that do not actually exist. These false alarms, while typical in the security industry, would likely impair the perceived reliability of our products and may therefore adversely impact market acceptance of our antivirus products.

Our new cloud-based offerings have not been on the market for very long, so we may not see the customer traction in these offerings that we anticipate.

In November 2012, we acquired eleven, in part to accelerate our push into the cloud-based Internet security sector. The solutions we are promoting and will promote to this market will enable Internet security vendors and service providers to offer fully cloud-based, Internet security solutions to their customers, without the need for the integration of a software development kit, or SDK, into their product offerings. Among other things, this cloud-based approach is intended to speed up the process of moving our solutions to market, and ease the integration burden for our customers.

While eleven had successfully penetrated the German market with its solutions, it did not have a significant international presence. With Commtouch’s international infrastructure – both in terms of business development and operations – we feel that we should be better positioned to succeed in markets outside of Germany. However, we do not have a record of success with our new offerings, including our a) email SecaaS, b) Commtouch Mobile Security Services for Android and c) Commtouch Email Security On-Premise for Service Providers. We will also be releasing new cloud-based solutions during the course of 2013 that will utilize new technologies that we acquired. Because of the newness of the technologies involved and the resulting learning curve required of all employees in the sale and support of the new offerings, we cannot be certain that we will convince potential customers of the benefits of these new offerings and sell them at the rate we anticipate. If we fall short of our expectations, and especially given the significant resources invested by us in bringing these new offerings to market, our financial results will suffer and the value of shareholder investments will decline.

Investment Risks

If we will be in need of additional capital, we may not be able to secure additional funds on acceptable terms, or at all, and the Company’s business could suffer.

We have invested heavily in technology development, and in the past two and a half years we have closed three acquisitions. We expect to continue to spend financial and other resources on developing, acquiring and introducing new offerings and maintaining our corporate organizations and strategic relationships. We also expect to continue to invest resources in research and development projects to further enhance our current solutions.

Given the heavy outlays in capital expended during 2012 in both M&A activities and internal development, the Company’s cash balance has dropped significantly and thus the Company is more thinly capitalized in 2013 than it was during the majority of 2012. As a result, at about the time of the filing of this Annual Report, a credit line had been secured from an Israeli bank, and we were in the process of closing on another credit line with a second Israeli bank. Together, both credit lines total a sum of up to $5,000,000. These credit lines are being put in place in order to ensure sufficient cash is available to fund the strategic growth investments of the Company.

In relation to these credit lines, the Company has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. The Company has already drawn on one of the credit lines in the amount of $1.5 million.

While we believe that the credit lines will be sufficient to bridge any cash flow issues in the near term, if we will be in need of additional capital and are unable to secure it on acceptable terms or at all and, concurrently, customer collections will be slower than normal, the Company’s business will suffer.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

As part of our growth strategy, we have made a number of acquisitions over the past few years, including a total of three acquisitions during the years 2010 through 2012, and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business, and which may result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position, the inability to successfully integrate or commercialize acquired technologies and achieve expected synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Further, we may not be able to retain the key employees that may be necessary to operate the business we acquire, and, we may not be able to timely attract new skilled employees and management to replace them. From time to time, we may also need to acquire complementary technologies, whether to execute our strategies or in order to comply with customer needs. There are no assurances that we will be able to acquire or successfully integrate an acquired company, business or technology, or successfully leverage such complementary technology in the market.

Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses related to intangible assets and impairment of goodwill, any of which could have a material adverse effect on our operating results and financial condition. In addition, we may knowingly enter into an acquisition that will have a dilutive impact on our earnings per share.

There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. We may also compete with others to acquire companies, and such competition may result in decreased availability of, or increased prices for, suitable acquisition candidates. In addition, for possible commercial and economic considerations, we may not be able to consummate acquisitions that we have identified as crucial to the implementation of our strategy. We may not be able to obtain the necessary regulatory approvals, including those of competition authorities and foreign investment authorities, in countries where we seek to consummate acquisitions. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce that we plan to acquire a company.

Due to changes in the industry and market conditions, we could also be required to realign our resources and consider restructuring or other action, which could result in an impairment of goodwill.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of the voting power in the Company (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 29.3% of our outstanding Ordinary Shares as of March 1, 2013. Included in the calculation of voting power are options exercisable by the affiliated entities within 60 days thereof (with some having an exercise price greater than the market price of our shares as of March 1. 2013). If they vote together (especially if they were to exercise all vested options into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over many matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In this regard, we know of no shareholders or voting agreement between major shareholders or between such shareholders and directors or officers.

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

We cannot be certain that our Internet security solutions do not infringe issued patents in certain parts of the world. Therefore, other parties, whether in the United States or elsewhere, may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of copyrights, trademarks and other intellectual property rights of third parties by ourselves and our customers. Our customer agreements typically include indemnity provisions, so we may be obligated to defend against third party intellectual property rights infringement claims on behalf of our customers. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We may not have the proper resources in order to adequately defend against such claims. During 2011, one such indemnification demand was made by a customer, and we continue to cooperate with that customer in seeking to defeat the underlying patent infringement claims. While we believe that adequate non-infringement and/or invalidity arguments exist, we are uncertain if the case will proceed to judgment. During early 2013, we learned that our customer is negotiating a settlement of the matter, and we have been asked to contribute a portion towards the settlement. It is too early in the negotiations process to anticipate the outcome of the settlement negotiations and our possible contribution towards any final settlement.

Risks Relating to Operations in Israel

We have important facilities and resources located in Israel, which has historically experienced military and political unrest.

Commtouch Software Ltd. is incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although the majority of our past sales were made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

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

Recent uprisings in various countries in the Middle East and North Africa, known generally as the “Arab Spring”, are affecting the political stability of those countries. This instability in the region may lead to deterioration of the political and trade relationships that exist between the State of Israel and certain of these and other countries. In addition, this instability may affect the global economy and marketplace, including as a result of increases in oil and gas prices. In addition, Israel and some companies doing business with Israel have been the subject of an economic boycott by Arab countries and their close allies since Israel’s establishment.

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

Prior to 1998, we received grants from the Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor, or OCS, for the financing of a significant portion of our research and development expenditures in Israel. These grants totaled $0.6 million. Subsequently, in 2001, we received $0.6 million and in 2002 we received $0.2 million. We did not submit an application for funding during the period 2004 – 2008. In 2009 and 2010, our applications for funding were approved in the amounts of approximately $0.5 million and $0.6 million respectively. We again did not submit an application during 2011 and 2012, and we do not expect to receive any grants during 2013.

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

Commtouch Software Ltd. is organized under the laws of Israel, and we maintain significant operations in Israel. In addition, most of our assets are located outside the United States. Service of process upon our non-U.S. resident directors and enforcement of judgments obtained in the United States against them and Commtouch Software Ltd. may be difficult to obtain within the United States. It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Furthermore, there is little binding case law in Israel addressing these matters.

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

Among other things, we may follow home country practice with regard to composition of our Board of Directors, or Board, and quorum requirements at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company.

A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement (see Item 16G. “Corporate Governance” for a list of those home country practices followed by us). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Item 4. Information on the Company.

Overview

The legal name of the Company is Commtouch Software Ltd., and its principal executive offices are located at 1 Sapir Rd., 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya, 46140 Israel, where our telephone number is 972–9–863–6888. The Company was incorporated as a private company under the laws of the State of Israel on February 10, 1991 and its legal form is a company limited by shares. Commtouch became a public company on July 15, 1999. Its Amended and Restated Articles of Association are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection at that office. The Company wholly owns the following main subsidiary companies, either directly or through holding companies:

a.

Commtouch Inc., a California corporation and a wholly owned subsidiary of the Company, which has its principal office located at 7927 Jones Branch Drive, Suite 2250, Tysons Corner, VA, 22102 where certain members of management and related personnel are located, plus two supporting offices located at 1731 Embarcadero Road, Suite 230, Palo Alto, CA 94303, tel: (650) 864–2000, and 7121 Fairway Dr., Suite 104, Palm Beach Gardens, FL 33418, tel: 561 575-3200. The Company expects to merge the Florida office with its Virginia office later in 2013, terminate its Florida lease and enter into a new lease for expanded space in Virginia.

b.

Commtouch Iceland hf, a limited liability company organized and existing under the laws of Iceland and wholly owned by the Company, with an office at Thverholti 18, IS-105, Reykjavik, Iceland, tel: 354-540-7400.

c.

eleven Gesellschaft zur Entwicklung und Vermarktung von Netzwerktechnologien mbH, a German limited liability company and owned by the Company through a holding company structure, with an office at Hardenbergplatz 2, 10623, Berlin, Germany, tel: 49 (0)30/52 0056–0.

We are a provider of Internet security technology and cloud-based services comprised of messaging, antivirus and Web security solutions. We provide our services to a wide array of customers and OEM and service provider distribution partners, including network and security vendors offering content security gateways, unified threat management, or “UTM”, solutions, network appliances, antivirus solutions and to service providers such as Software-as-a-Service, or SaaS, vendors, Web hosting providers and Internet service providers. Our multiple services are intended to provide Internet security for various users of the Internet against the harmful effects of spam, malevolent software or “malware”, unwelcome websites, etc.

Our services include real-time Inbound Anti-Spam, Outbound Spam Protection for service providers, Zero-Hour Virus Outbreak Detection, GlobalView Mail Reputation, Command Antivirus, GlobalView URL Filtering and, more recently, Email Secaas (which is comprised of inbound and outbound anti-spam, plus antivirus) and Email Security On-Premise.

Additional Detail on Our Offerings

Our anti-spam and antivirus services can be accessed through various means, including i) through the integration of a SDK, which, upon integration, is then able to communicate with our worldwide cloud Detection Centers that provide our customers and users with the most up to date protection against the latest Internet threats ii) through our new full cloud-based Email Secaas service, which is integrated into service providers’ existing email infrastructure as an upstream Mail Transfer Agent, or MTA, with incoming email being directed to the Commtouch cloud infrastructure for review, and iii) through “Email Security On-Premise”, a solution integrated into service providers’ existing e-mail server infrastructure either through integration as an SMTP proxy, or a plug-in via numerous interfaces, including SpamAssassin (spamd) and Sendmail Milter. This on-premise solution also offers GlobalView Mail Reputation services.

Our URL filtering services currently are only offered through a SDK integration, though the Company expects to release a cloud-based Web SaaS service during the second half of 2013.

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

At the core of our Web security solutions is our ability to analyze various feeds from worldwide sources, as well as data from our RPD technology, pertaining to URLs, and provide a classification of the URLs based on a set of categories.

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

In January 2012, we announced the availability of our Mobile Security SDK, providing antivirus and Web security for Android devices.

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
•

F·PROT Antivirus client for various operation systems directed to consumers and small businesses. The client utilizes signature-based malware detection together with advanced heuristics, and also includes automatic updates to ensure low maintenance.

Sales and Marketing

We utilize third party distribution channels to sell our products. Generally, our SDK is provided to OEM and service provider customers, who in turn integrate the software into their product or service offerings for sale or provision of our services to their customers. We are paid service fees under a variety of fee structures, including fixed fee and fee sharing arrangements.

We anticipate that our Email SecaaS service will be sold primarily through reseller and OEM/service provider channels.

Our enterprise anti-spam and Zero-Hour virus outbreak detection gateway, CSAM antivirus and F-Prot antivirus services, are sold through resellers, who typically pay us pre-negotiated fees after each sale is closed with a reseller’s customer.

All Commtouch sales are managed by our Senior Vice President, Worldwide Sales, who is based in our Virginia office and who works closely with our sales teams in Israel, the United States, Europe and Iceland. The Company’s marketing efforts are aimed mainly at potential OEM and service provider customers, as well as resellers and distributors. The marketing department is centralized in our subsidiary’s Virginia office, though our personnel travel internationally in furtherance of the Company’s marketing goals, and we retain marketing personnel in other offices throughout the organization.

Intellectual Property

We regard our patented and patent pending anti–spam and antivirus technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights.

During 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed in the United States an anti-spam related patent application, claiming priority for a prior period based on the filing of U.S. Provisional Patent Application. This application remains outstanding. During 2006, we filed in the United States a patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related). This provisional application was converted to a formal patent application and, effective December 7, 2010, the United States Patent and Trademark Office split our application into three pending applications and issued us a new patent under the original application – United States Patent No. 7,849,186. In 2011, a divisional patent was issued in connection with one of those split applications – United States Patent No. 7,991,919, which will have a term concurrent with US Patent No. 7,849,186. On May 29, 2012 and on June 5, 2012, two additional divisional patents were issued in connection with the final two split applications – United States Patent No. 8,190,737 and United States Patent No. 8,195,795, respectively, both of which also will have a term concurrent with U.S. Patent 7,849,186. In 2013, we filed in the United States a new application for a patent regarding a unified platform that leverages the various proprietary Internet security tools we employ to resolve security threats. We may seek to patent certain additional software or other technology in the future.

We are actively maintaining our registered trademark for “COMMTOUCH”, which is registered in the U.S., Canada, Israel and European Union and China. With the acquisition of certain assets of Authentium during 2010, we also acquired registered trademarks in “Command Antivirus”, “Command Anti-Malware”, “Command On Demand”, “Command Interceptor” and “Galileo”, as well as registered service marks in “Authentium” and “Authentium ESP”. We are allowing the registration of Command Interceptor to lapse, and may allow others of these trademarks to lapse over time. A previous registration of “PRONTO” in Canada is still in force, but we are not maintaining this registration and it will lapse in 2014. Since at least September 2003, we have claimed trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our messaging security solutions. We have also been claiming trademark rights in Zero-Hour in relation to our virus outbreak detection product (and more recently one of our web security products) and GlobalView in relation to our Internet Protocol, or IP, reputation and Web security products, as well as our “cloud computing” network infrastructure.

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

Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement by us and/or our customers of the trademarks and other intellectual property rights of third parties. Our customer agreements typically include indemnity provisions, so we may be obligated to defend against third party intellectual property rights infringement claims on behalf of our customers. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. During 2011, one such indemnification demand was made by a customer, and we continue to cooperate with that customer in seeking to defeat the underlying patent infringement claims. While we believe that adequate non-infringement and/or invalidity arguments exist, we are uncertain if the case will proceed to judgment. During early 2013, we learned that our customer is negotiating a settlement of the matter, and we have been asked to contribute a portion towards the settlement. It is too early in the negotiations process to anticipate the outcome of the settlement negotiations and our possible contribution towards any final settlement.

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the United States federal government, i.e. CAN-SPAM Act, and some individual U.S. states, with the CAN-SPAM Act superseding some state laws or certain elements thereof. See also disclosure under “Item 3. Key Information– Risk Factors—Business Risks—“Tighter governmental enforcement of regulations could decrease the distribution of unsolicited bulk (spam) email and malicious software and decrease demand for our solutions, or increase our cost of doing business.” Though not totally clear as to the exact reason, approximately two years ago we began to see a gradual decline in the amount of spam traffic on the Internet. While the decrease leveled off last year, any continuation of this trend can have a negative effect our business, as potential customers may not view the need to acquire a robust anti-spam solution with as much urgency, especially if such solution is to replace a third party legacy anti-spam solution.

The propagation of email viruses, whether through email or Web sites, which are aimed at destroying or stealing third party data, is illegal under standard state and federal law outlawing theft, misappropriation, conversion, etc., without the need for special legislation prohibiting such activities on the Internet. Despite the existence of these laws, sources for Internet viruses continue to spread multi-variant viruses seemingly without much fear of recrimination. New laws providing for more stringent penalties could be adopted in various jurisdictions, but it is unclear what, if any, affect these would have on the anti-virus industry in general and our Command Antivirus, F-Prot antivirus, Zero-Hour Virus Outbreak Detection and GlobalView URL filtering solutions in particular.

Employees

As of December 31, 2012, 2011 and 2010, we had 198, 86, and 93 employees, respectively, with such employees being located in our offices in the United States, Israel, Iceland and Germany. As of December 31, 2012, our employees were categorized as follows:

LOCATION	General & Administrative	Sales & Marketing	Research & Development	Hosting (Operations)	TOTAL:
ISRAEL OFFICE	9	13	37	-	59
U.S. OFFICE:
California	5	5	-	8	18
Florida	2	2	9	1	14
Virginia	3	8	1	-	12
Iceland	5	5	21	4 (operations and IT)	35
Germany	8	30 (including support)	18	4	60

While employment related issues occasionally arise in the normal course, we believe that, on the whole, relations with our employees are good.

None of our U.S. employees are covered by a collective bargaining agreement, rather they sign individual offer letters of employment that, along with relevant Company policies and an employee handbook, formalize employees’ relationship with our U.S. subsidiary.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to Commtouch’s Israeli employees. These provisions principally concern the maximum length of the workday and workweek, minimum wages, contributions to a pension fund, insurance for work–related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Also, all Israeli employees employed for at least a year commencing in 2009 are entitled to the funding of pension benefits by preset monthly contributions of the employee and the employer. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and the employer contributes between 13.3% and 15.8% of the employee’s base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which both the employee and the employer make a monthly contribution of 5% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

Description of Property

All of our facilities are leased. We recently relocated our Israel and California offices to Herzliya, Israel and Palo Alto, CA, respectively, and we anticipate moving our McLean, VA offices to a nearby location to accommodate our expansion. Certain employees from our Florida office have relocated to our McLean office, and we anticipate closing our Florida office during the third quarter of 2013.

Our office in Herzilya, Israel, is approximately 1,100 square meters and houses research and development, sales, marketing and administrative personnel. Our U.S. subsidiary Commtouch Inc. is headquartered in McClean, VA, in an office of approximately 3,050 square feet (and will grow to approximately 7,022 square feet) and it houses and will house senior management, marketing, Command Antivirus operations (which is being moved from our Florida office), and administrative personnel; and its office in California (approximately 3,332 square feet), is staffed by hosting (operations), sales and administrative personnel. Our subsidiary Commtouch Iceland hf is located in Reykjavik, Iceland in an office of approximately 1,000 square meters, which houses antivirus operations, sales and some administrative personnel. Our subsidiary eleven is based in Berlin, Germany in an office of approximately 960 square meters, which houses research and development, operations, sales, marketing and administrative personnel.

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

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects – “Revenue Sources” and the financial statements included elsewhere in this annual report. Below is a breakdown of our revenues by location (in thousands):

	Year December 31,
	2010	2011	2012
Israel	$2,047	$2,044	$2,541
North America	9,184	12,655	11,847
Europe	4,454	4,869	5,737
Asia	1,976	3,036	3,484
Other	500	412	301

	$18,161	$23,016	$23,910

We made capital expenditures in our cloud infrastructure of approximately $700 during 2012. We have had only negligible capital divestitures in the last three financial years.

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

In the market for messaging security solutions, there are sophisticated offerings that compete with our solutions. Email defense security providers offering forms of software as a service (SaaS), packaged software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Commtouch include Google (Postini), Symantec (Brightmail), TrendMicro, Intel (McAfee) and Cisco (IronPort). Messaging security providers offering solutions on an OEM basis similar to Commtouch’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Vade Retro.

The market for real-time virus protection products is also constantly evolving, as those designing and proliferating viruses and other malware seek new vulnerabilities and distribution techniques, and also continue to leverage email distribution as a cost-effective medium for accurately targeting broad, numerous potential victims. Commtouch’s real-time offering differs from traditional anti-virus solutions (such as our Command Antimalware solution) by leveraging our global footprint and patented RPD technology to rapidly detect outbreaks, often hours or days before traditional antimalware solutions; it thereby offers a complementary solution to signature and heuristic-based anti-virus engines. For this reason, our Zero-Hour virus outbreak protection engine has been deployed by several security companies and service providers.

In the market for antimalware solutions, there are vendors offering fairly effective solutions using various technologies based on signatures, emulation and heuristics. Commtouch distinguishes itself in independent tests of detection capability, has an exclusive OEM/service provider focus, plus an increasing focus on heuristics and zero day effectiveness. Most companies in this space provide end-user products and in some cases make software development kits available on an OEM basis. Competitors to Commtouch include McAfee, Sophos, Kaspersky, and open source software such as Clam-AV.

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

We expect that the markets for Internet security solutions will continue to become more consolidated, with companies increasing their presence in this market or entering ancillary markets by acquiring or forming strategic alliances with our competitors or business partners. Some examples of this in the messaging security field are the acquisitions of IronPort by Cisco, McAfee by Intel, both Frontbridge and Sybari Software by Microsoft, and Bizanga by Cloudmark. Some examples of this in the Web security field are the acquisitions of Fastdata by Cisco, SurfControl by WebSense, CipherTrust by Secure Computing, Secure Computing by McAfee, McAfee by Intel, RuleSpace by Symantec and BrightCloud by Webroot.

See also disclosure under “Item 3. Key Information– Risk Factors—Business Risks—We have many established competitors who are offering a multitude of solutions to the problems of spam/virus distribution and Web-related security threats.”

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. In 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc. On October 1, 2012, the company completed the acquisition of the antivirus business of Frisk. The acquisition enables the company to provide antivirus technology utilizing the combined resources of both organizations. It also helps support the launch of a private label antivirus solution for the OEM and service provider markets while also enhancing the company’s Saas capabilities. On November 16, 2012 the Company completed the acquisition of eleven. The acquisition of eleven enables Commtouch to accelerate delivery of private label cloud–based security solutions specifically designed for the OEM and service provider markets.

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

Accounting for Stock–Based Compensation:

ASC 718 - “Compensation-stock Compensation”ASC 718, requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

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

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non Employees”, or ASC 505-50, with respect to options issued to non-employees.

The fair value for options granted in 2010, 2011 and 2012 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2010	2011	2012

Volatility	71%-73%	68%-70%	38%-51%
Risk-free interest rate	1.1%-1.6%	0.6%-2.1%	0.5%-0.9%
Dividend yield	0%	0%	0%
Expected life (years)	3.7-4.6	3.6-4.8	3.8-4.9

Revenue recognition

We derive revenues from the sale of real-time Inbound Anti-Spam, Outbound Spam Protection for service providers, Zero-Hour virus outbreak protection, GlobalView Mail Reputation, Command Antivirus, GlobalView URL Filtering and, more recently, Email SecaaS (which is comprised of inbound and outbound anti-spam, plus antivirus) and Email Security On-Premise.

Revenue is recognized when there is a persuasive evidence of an arrangement, the service has been rendered, the collection of the fee is probably and the amount of fees to be paid by the customer is fixed or determinable.

Revenues from such services are recognized ratably over the contractual service term, which generally includes a term period of one to three years.

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

Goodwill and Intangible Assets

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions made in 2010 and 2012. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test. The Company performs an annual impairment test at December 31 of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises the only reporting unit.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value determined using market capitalization. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the two years in the period ended December 31, 2012, no impairment losses have been identified.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 8 to 15 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Other intangible assets consist primarily of technology, and are amortized over their estimated useful lives on a straight-line basis.

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

In conjunction with Authentium’s sale of its remaining business to a third party and the discontinuation of Authentium, in 2011, the Company wrote off the remaining asset related to covenants not-to-compete in the amount of $502, which was recorded in sales and marketing expenses.

Results of Operations

The following table sets forth financial data for the years ended December 31, 2010, 2011 and 2012 (in thousands):

	2010	2011	2012

Revenues	$18,161	$23,016	$23,910
Cost of revenues	2,918	4,091	4,350
Gross profit	15,243	18,925	19,560
Operating expenses:
Research and development, net	3,397	5,410	6,281
Sales and marketing	4,575	5,486	5,860
General and administrative	3,911	4,721	6,639
Total operating expenses	11,883	15,617	18,780
Operating income	3,360	3,308	780
Financial income (expenses), net	(55)	(27)	80

Net income before tax benefit	3,305	3,281	860
Tax benefit	(1,098)	(1,317)	(625)

Net income attributable to ordinary and equivalently participating shareholders	$4,403	$4,598	$1,485

Comparison of Years Ended December 31, 2012 and 2011

Revenues. Revenues increased by $0.9 million from $23 million in 2011 to $23.9 million in 2012, which represents a 4% increase. The increase is mainly due to the acquisition and the first consolidation of eleven and Frisk into Commtouch in the fourth quarter of 2012.

Cost of Revenues. Cost of revenues increased by $0.3 million from $4.1 million in 2011 to $4.4 million in 2012, which represents a 6% increase. The increase in 2012 is mainly due to the first consolidation of eleven and Frisk into Commtouch as well as higher facility costs and hosting expenses aimed to serve the increasing number of customers.

Research and Development, net. Research and development expenses increased by $0.9 million and amounted to $6.3 million in 2012 compared to $5.4 million in 2011. $0.7 million out of the total increase is due to the first consolidation of eleven and Frisk in the fourth quarter of 2012 and $0.2 million out of the total increase is due to increase in outside services utilized in 2012.

Research and development expenses in 2012 include $0.2 million of expenses in connection with equity based compensation, compared to $0.3 million of expenses in 2011.

Sales and Marketing. Sales and marketing expenses increased by $0.4 million and amounted to $5.9 million in 2012, compared to $5.5 million in 2011. The increase is mainly due to the first consolidation of Frisk and eleven in the fourth quarter of 2012. Excluding eleven and Frisk, Sales and Marketing payroll increased by $0.3 million in order to expand our existing sales and product marketing resources and rent increased by $0.2 million due to the opening of the new headquarters in Virginia. This increase is offset by a decrease of $0.5 million due to the write off in 2011 of a covenant not to compete asset (acquired in our Authentium acquisition). Sales and marketing expenses in 2012 included $0.2 million expenses in connection with equity based compensation, compared to $0.4 million of expenses in 2011.

General and Administrative. General and administrative expenses increased by $1.9 million, from $4.7 million in 2011 to $6.6 million in 2012. $0.8 million of the total increase is due to acquisition related costs of eleven and Frisk. Salary expenses increased by $0.7 million from $2.8 million in 2011 to $3.5 million in 2012 mainly due to recruitment of additional employees in the Virginia headquarters. Additionally,$0.3 million is due to the first consolidation of Frisk and eleven in the fourth quarter of 2012.

In 2012, general and administrative expenses included $0.8 million expenses in connection with equity based compensation, compared to $0.7 million of expenses in 2011.

Financial Income (Expenses), Net. Financial income (expenses), net, resulted in income of $0.08 million in 2012 compared to expenses of $0.03 million in 2011.

Tax benefit. Tax benefit decreased by $0.7 million from $1.3 million in 2011 to $0.6 million in 2012. In 2012, the deferred tax asset increased by $0.7 million due to an increase in forecasted taxable income that is more likely than not to be realized in the foreseeable future, based on our established pattern of profitability in the last few years resulting, among others, from the new acquisitions that took place in 2012.

Comparison of Years Ended December 31, 2011 and 2010

Revenues. Revenues increased by $4.8 million from $18.2 million in 2010 to $23.0 million in 2011 which represent 27% increase. The increase is mainly due to a growth in market share, an increase in sales derived from our Web security product launched in the fourth quarter of 2008 and sales of the Antivirus product following the purchase of Command Antivirus in September 2010.

Cost of Revenues. Cost of revenues increased by $1.2 million from $2.9 million in 2010 to $4.1 million in 2011 which represents a 40% increase. The increase in 2011 is mainly due to higher facility costs and hosting expenses aimed to serve the increasing number of customers and the Command Antivirus expenses fully consolidated into Commtouch.

Research and Development, net. Research and development expenses increased by $2 million and amounted to $5.4 million in 2011 compared to $3.4 million in 2010. The increase is mainly due to the related Command Antivirus expenses being fully consolidated into Commtouch from September 2010. The increase in our research and development expenses is also due to an OCS grant in 2010, which reduced our payroll cost by $0.8 million, compared to $0 in 2011. Research and development expenses include $0.3 million of expenses in connection with equity based compensation in 2011, compared to $0.3 million of expenses in 2010.

Sales and Marketing. Sales and marketing expenses increased by $0.9 million and amounted to $5.5 million compared to $4.6 million in 2010. The increase is mainly due to the impairment of a covenant not to compete asset (acquired in our Authentium acquisition) in the amount of $0.5 million, increased sales and marketing activity and the related Command Antivirus expenses fully being consolidated into Commtouch beginning in September 2010. Sales and marketing expenses included $0.4 million expenses in connection with ASC 718.

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

Tax benefit. Tax benefit increased by $0.3 million from $1 million in 2010 to $1.3 million in 2011. In 2011, the deferred tax asset increased by $1.4 million due to an increase in forecasted taxable income that is more likely than not to be realized in the foreseeable future, based on our established pattern of profitability in the last few years.

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2012. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

Three Months Ended
	Mar 31	June 30	Sep. 30	Dec. 31	Mar 31	June 30	Sep. 30	Dec. 31
	2011	2011	2011	2011	2012	2012	2012	2012
(in thousands)
(unaudited)

Revenues	$5,515	$5,696	$5,855	$5,950	$5,896	$5,671	$5,558	$6,785
Cost of revenues	1,010	938	1,019	1,124	1,052	1,014	917	1,367

Gross profit	4,505	4,758	4,836	4,826	4,844	4,657	4,641	5,418

Operating expenses:
Research and development, net	1,247	1,377	1,342	1,444	1,270	1,364	1,462	2,185
Sales and marketing	1,391	1,318	1,138	1,639	1,142	1,288	1,564	1,866
General and administrative	893	1,004	1,209	1,615	1,331	1,384	1,550	2,374

Total operating expenses	3,531	3,699	3,689	4,698	3,743	4,036	4,576	6,425

Operating income	974	1,059	1,147	128	1,101	621	65	(1,007)

Financial income(expenses), net	(14)	(45)	15	(23)	23	64	63	(70)

Net income	960	1,014	1,162	105	1,124	685	128	(1,077)

Taxes on income (tax benefit)	(61)	(401)	275	(1,170)	(85)	(119)	109	(530)

Net income attributable to ordinary and equivalently participating shareholders	$1,021	$1,415	$887	$1,275	$1,209	$804	$19	$(547)

Basic
Net income per share	$0.04	$0.06	$0.04	$0.05	$0.05	$0.03	$0.00	$(0.02)

Diluted net income per share	$0.04	$0.06	$0.04	$0.05	$0.05	$0.03	$0.00	$(0.02)

New Accounting Pronouncements

In February 2013, the FASB (Financial Acounting Standards Board) issued ASU No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” Under ASU No. 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income, or AOCI by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU No. 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU No. 2013-02 is effective for the Company as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.

Liquidity and Capital Resources

As of December 31, 2011 and December 31, 2012, we had approximately $20.9 million and $5 million of cash and cash equivalents, respectively. The decrease is mainly due to net cash used in investing activities in 2012 of $11.2 million, which consisted primarily of the payments for the acquisitions of eleven and Frisk and to a lesser degree due to net cash used in operating activities which amounted to approximately $0.4 million and net cash used in financing activities which was approximately $4.2 million. As of December 31, 2011 and December 31, 2012, we had working capital of $17.3 million and $1.5 million, respectively.

Based on the cash balance at December 31, 2012, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations at least through May 2014.

The Company financed its acquisitions of Frisk and eleven from its cash reserves, share capital and future contingent payments (“earnouts”) based on related product performance, which may be adjusted upward or downward. In connection with the contingent earn-out consideration which is related to the Frisk acquisition, the Company recorded an estimated amount of $1,037,000 as of the acquisition date. As of December 31, 2012, the fair value of the contingent consideration of $73,000 is presented in short term liabilities, and the fair value of the contingent consideration of $985,000 is presented in long term liabilities.

In connection with the contingent earn-out consideration, derived from the eleven acquisition, the Company recorded an estimated amount of $9,399,000 as of the acquisition date. As of December 31, 2012, the fair value of the contingent consideration of $4,048,000 is presented in short term liabilities, and the fair value of the contingent consideration of $6,409,000 is presented in long term liabilities.

Trends

Several key factors and trends affect the information security market and impact how Commtouch conducts business.

•

Information Security Threats Continue to Evolve. These threats, against consumers and organizations of all sizes, drive demand for security offerings from service providers and hardware and software vendors. Examples include high profile hacker groups such as Anonymous targeting businesses and governmental organizations with attacks designed to disrupt access and operations and a wide range of malicious software designed to steal information from or gain control of computing systems.

•

Mobility. Mobile computing, using devices such as smartphones and tablets along with hundreds of thousands of Internet-connected mobile applications, is rapidly overtaking traditional personal computing paradigms. The “bring your own device” trend in which organizations allow or encourage employees to access organizational resources and process and store organizational data using their personally-owned devices has become prominent across many geographies and market segments. Meanwhile, Commtouch and other security vendors witnessed a dramatic rise in malware on the Android mobile platform in 2012.

•

Cloud-Based Computing. Cloud-based computing, in which consumers or organizations remotely access and leverage computing infrastructure or complete information services via the Internet continues to grow rapidly in today’s environment thanks to increased connectivity, mobility and the efficiencies offered by cloud based services. Cloud-based “Security as a Service” includes many of the most rapidly growing sub-segments in the information security market. For instance, industry analysts estimate that the market for cloud-based Secure Web Gateway market has a five year CAGR between 22% and 27%.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2012 (in thousands):

Contractual Obligation	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$3,722	$1,032	$1,788	$791	$110

Other Long-term liabilities reflected on the Company’s Balance Sheet - Accrued severance pay	915	-	-	-	915
Other Long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(756)	-	-	-	(756)

Net - severance pay liability	159	-	-	-	159

Earnout obligation	10,457	4,048	6,409	-	-

Total	$14,338	$5,080	$8,197	$791	$269

Effective Corporate Tax Rates

The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

The Company may currently qualify as an “industrial company” within the definition of the Law for the Encouragement of Industry (Taxation). As such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

As of December 31, 2012, the Company’s net operating loss carryforwards for tax purposes amounted to approximately $ 70,008,000 (including capital loss carryforward of $15,659,000) which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2012, for federal income tax purposes, the U.S. subsidiary had net operating loss carryforwards of approximately $91,755,000 (including capital loss carryforwards of $1,700,000). These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2012 through 2025.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carryforwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

Impact of Inflation and Currency Fluctuations

The currency of the primary economic environment in which the operations of Commtouch and certain subsidiaries are conducted is the U.S. dollar (“dollar”); thus, the dollar is the functional currency of Commtouch and certain subsidiaries.

Commtouch and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

Most of our sales are in U.S. dollars, and the rest are mainly in Euros. However, a portion of our costs relate to our operations in Israel. A substantial portion of our operating expenses in Israel, primarily our research and development expenses are denominated in NIS. Costs and revenues not denominated in U.S. dollars are re-measured to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of our financial statements and reporting. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected. dollar cost of our operations. Also, in the event that the U.S. dollar appreciates against the Euro, our revenues will decrease. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar and Euro/ U.S. dollar exchange rates.

The annual rate of deflation in Israel was 1.7% in 2012, 4% in 2011 and 2.7% in 2010. The NIS appreciated against the U.S. dollar by approximately 2% in 2012, 8% in 2011 and 6% in 2010. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 3.733 for one U.S. dollar on December 31, 2012. The representative dollar exchange rate was NIS 3.629 on April 22, 2013. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period–to–period comparisons of our results. The effects of foreign currency re–measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

Item 6. Directors, Senior Management and Employees.

The following table presents information with respect to our directors’ beneficial ownership of our Ordinary Shares as of March 1, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 26,061,383 Ordinary Shares outstanding as of March 1, 2013. Ordinary Shares issuable upon the exercise of options and other rights, which are exercisable on or within sixty days of March 1, 2013, are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Percentage of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned	Number of Options and Warrants included in Beneficial Ownership
Lior Samuelson, Director and Chairman of the Board	63	1.2%	180,000	141,551 options, at exercise prices ranging from $3.18 to $3.47 per Ordinary Share. Expiration dates range from 8/2/16 to 12/13/18.
Aviv Raiz, Director (3)	54	21.3%	5,561,068	75,199 options, at exercise prices ranging from $1.58 to $6.60 per Ordinary Share. Expiration dates range from 12/14/13 to 12/13/18.
Hila Karah, Director (1)(3)	44	<1%
Shlomi Yanai, CEO and Director	42	<1%
Yair Shamir, Director (Outside Director) (1)(2)(3)(4)(5)	68	5.5%	1,437,995	108,532 options, at exercise prices ranging from $1.58 to $4.10. Expiration dates range from 3/31/14 to 12/13/18.
Yair Bar-Touv, Director (Outside Director) (1)(2)(3)	52	<1%
Todd Thomson (2)	52	<1%
James Hamilton (1)(2)(6)	49	<1%

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating Committee

(4)

Mr. Shamir’s ownership interest includes 1,264,023 of the Company’s Ordinary Shares purchased by Catalyst Private Equity Partners II, for which Mr. Shamir has acted as chairman and managing partner. Mr. Shamir’s options, as noted in the table above, are also held on behalf of Catalyst.

(5)

Due to Mr. Shamir’s acceptance of a position in the new government of the State of Israel, he resigned his position as outside director of the Company effective April 17, 2013. The Company intends to seek the appointment of a new outside director as soon as possible and prior to the lapse of the 90 day period from Mr. Shamir’s resignation.

(6)	With the departure of Mr. Shamir from the Board, Mr. Hamilton has been appointed to the Audit and Compensation Committees, and Mr. Bar-Touv has joined the Nominating Committee.

Other Senior Management Employees:

The following table sets forth the names and positions of our senior management employees, with ownership data being as of March 1, 2013:

Name	Age	Ownership	Position

Brian Briggs (2)	46	(1)	Chief Financial Officer
Gary Davis	51	(1)	Vice President, General Counsel and Corporate Secretary
Haniel Ilouz	42	(1)	Vice President, Global Engineering
Uri Gal	61	(1)	Global Vice President, Human Resources
Brett Wilson	44	(1)	Vice President, Products and Marketing
Pete Shah	44	(1)	Senior Vice President, Worldwide Sales

(1)	less than 1%

(2)

Executive Officer, along with Shlomi Yanai, for purposes of the aggregation of compensation and share ownership of major shareholders, directors and executive officers, as appearing elsewhere in this Annual Report

Lior Samuelson has been a member of the Board since August 2010 and has held the position of Chairman of the Board since December 2010. Mr. Samuelson is the founder and managing partner of Mercator Capital, a merchant bank specializing in advising and investing in the technology and telecom sectors. During his extensive career, Mr. Samuelson served as chairman, CEO and board member of several companies focused on technology, telecom, financial services and management consulting. In 2008, he was the chairman of Deltathree (DDDC); from 1997 to 1999, he was the president and CEO of PricewaterhouseCoopers Securities. Prior to that, he was the president and CEO of The Barents Group, a merchant bank specializing in advising and investing in companies in emerging markets. He previously was a managing partner with KPMG and held a senior management position at Booz, Allen & Hamilton. Mr. Samuelson earned B.S. and M.S. degrees in Economics from Virginia Tech.

Aviv Raiz has served as a Director since December 2005. He is the founder and president of Eurotrust Ltd., a company specializing in enterprise level foreign exchange transactions. Mr. Raiz has been active in the foreign exchange markets for over twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies. He holds an M.B.A. from Tel Aviv University.

Hila Karah joined the Board of Directors in March 2008. Ms. Karah has been the CIO of Eurotrust Ltd. since 2006, and has been a private and public equity investor in several high-tech, bio-tech and Internet companies since 2000. Prior to joining Eurotrust, Ms. Karah served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the [UCB-UCSF JMP].

Yair Shamir joined the Board of Directors as an Outside Director under the Israel Companies Law in March 2008. Mr. Shamir has recently accepted a position in the new Israeli government, and has resigned from the Board effective April 17, 2013. Mr. Shamir has been the Chairman and Managing Partner of Catalyst Investments, and the Chairman of IAI, Israeli Aerospace Industries. From 2004 to 2005, Mr. Shamir was Chairman of El Al, Israeli Airlines and lead the privatization process of the firm. From 1997 to 2005, Mr. Shamir served as Chairman and CEO of VCON Telecommunications Ltd. From 1995 to 1997, Mr. Shamir served as executive vice president of the Challenge Fund-Etgar L.P. From 1994 to 1995, he served as Chief Executive Officer of Elite Food Industries, Ltd. From 1988 to 1993, Mr. Shamir served as Executive Vice President and General Manager of Scitex Corporation, Ltd. Mr. Shamir served in the Israeli Air Force as a pilot and commander from 1963 to 1988. During his term in the Israeli Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Israeli Air Force. He currently serves as a director of DSP Group Corporation, and also serves as director of other private hi-tech companies. Mr. Shamir holds a B.Sc. Electronics Engineering from the Technion, Israel Institute of Technology.

Yair Bar-Touv joined the Board of Directors as an Outside Director under the Israel Companies Law in March 2008. Mr. Bar-Touv previously served as the CIO of a leading government enterprise specializing in analytic software solutions for knowledge discovery (text and data mining) of large volumes of data, with a focus on changing the ways enterprise organizations make decisions with regards to primary business processes. Mr. Bar-Touv is also the former CEO of Elron Telesoft and co-CEO of NCC, a leading Systems Integrator operating in Israel and the USA, which was acquired in 1997 by Elron Electronics. Mr. Bar-Touv holds an M.Sc. in Computer Engineering from the Technion Institute of Technology and a B.Sc. in Electronic Engineering from Ben-Gurion University.

Todd Thomson joined the Board of Directors in November 2011. Mr. Thomson is currently the chairman of Dynasty Financial Partners, a firm dedicated to providing investment and technology platforms to independent advisors. Mr. Thomson is also the founder & CEO of Headwaters Capital, a proprietary investment business and strategic consulting firm. From 1998 through 2007, Mr. Thomson served in top management positions at Citigroup, including as CFO of Citigroupand as CEO of the Global Wealth Management division of Citigroup. Prior to joining Citigroup, Mr. Thomson held senior positions at GE Capital, Barents Group and Bain & Co. Mr. Thomson is also a member of the board of directors of Cordia Bancorp, Bank of Virginia and the World Resources Institute. Mr. Thomson is also a chairman of the Wharton Leadership Advisory Board and was formerly a member of the Board of Trustees of Davidson College. Mr. Thomson received his M.B.A., with distinction, from the Wharton School of Business and his B.A. in Economics from Davidson College.

James Hamilton joined the Board of Directors in February 2012. Mr. Hamilton has been in the technology industry for 26 years and is currently CEO of CPSG Partners, a professional services and consulting company based in Houston. During the past eleven years, he has provided services to security-focused companies, including TippingPoint, Inc., an industry-leading provider of network-based Intrusion Prevention Systems, where he served as President and CEO. [TippingPoint was acquired by 3Com in January of 2005.] Mr. Hamilton also spent two years at SafeNet as EVP of Corporate Development, leading M&A and Strategic Alliances. Additionally, he served as President and CEO of Efficient Networks (acquired by Siemens, Inc. in 2001), after running both global sales and product teams as COO, and also held executive positions with Picazo Communications (acquired by Intel in 1998), Compaq, Networth (acquired by Compaq in 1995), 3Com and Grid Systems. Mr. Hamilton holds a B.Sc. from Lawrence Technical University.

Shlomi Yanai became the CEO of Commtouch in October 2011 and joined the Board of Directors in December 2012. He brings over two decades of experience in the information security industry to the Company. He was previously the vice president of corporate development strategy at SafeNet, a global leader in information security, where he led SafeNet’s strategic decisions regarding product and solution partnerships, as well as mergers and acquisitions. Mr. Yanai also served as the vice president for the rapidly-growing authentication business unit and award-winning two-factor authentication solutions at SafeNet, Inc. and Aladdin Knowledge Systems, which merged with SafeNet. Prior to Aladdin, Mr. Yanai managed the product team of BMC Software’s security division, specializing in identity and password management systems. Mr. Yanai holds a B.Sc. in mathematics and computer science and an M.B.A from Ben Gurion University in Israel.

Brian Briggs joined Commtouch in January 2013 as its Chief Financial Officer, bringing more than 22 years of finance and operations experience in building and growing profitable companies. Prior to Commtouch, Mr. Briggs served as executive vice president and CFO at SecureNet Payment Systems, a payment processing technology provider. Prior to his post at SecureNet, Mr. Briggs served in various management roles at Custom Direct, Ashton-Potter, Ithaca Bancorp (now M&T Bank), and Ernst & Young. He has earned a degree in finance and economics from Cornell University and completed executive education programs at Harvard Business School, The Wharton School, University of Pennsylvania, Stanford Graduate School of Business and Johnson School of Business – Cornell.

Gary Davis joined Commtouch in September 1999 and he currently serves as Vice President, General Counsel and Corporate Secretary. Mr. Davis has over 25 years of legal experience in both private law firm and corporate practices. Mr. Davis is certified to practice law in both the State of Israel and California. Prior to September 1999, Mr. Davis was in–house counsel to Israel Military Industries and Elta Electronics Industries. He received a B.A. in Political Economy of Industrial Societies from U.C. Berkeley and a J.D. from Golden Gate University.

Pete Shah joined Commtouch in June 2012 as Senior Vice President, Worldwide Sales. He is responsible for leading Commtouch’s global field organization in exceeding customer expectations and driving business in both new and existing markets. In addition, Mr. Shah serves as an advisor to Acceleprise, an enterprise technology accelerator focused on helping early stage technology companies. Before joining Commtouch, Mr. Shah held senior executive leadership positions with InfoVista, as senior vice president of worldwide field operations and at Telarix, as vice president of worldwide sales. In years prior, he held various sales management positions with Portal Software/Oracle, Lawson Software/Infor and Automatic Data Processing (ADP). Mr. Shah holds a B.Sc degree in International Marketing from Penn State University.

Haniel Ilouz joined Commtouch in April 2012 as Vice President, Global Engineering, overseeing Commtouch’s research and development department globally. Mr. Ilouz has over 14 years of software development experience, including extensive experience in the management of large global engineering teams. Prior to joining Commtouch, Mr. Ilouz was the research and development director at HP Software, with overall responsibility for planning, design, implementation and maintenance of the Business Service Management Platform and Service Intelligence products. At HP, Mr. Ilouz drove the release of several new products while overseeing a team of over 140 engineers spread across several countries. Before HP, Mr. Ilouz was the research and development manager of SiteScope at Mercury Interactive, which was acquired by HP. He holds a B.A. in Computer Science and Mathematics from the Hebrew University of Jerusalem.

Brett Wilson joined Commtouch in April 2012 as Vice President, Products, and recently has also assumed the role as acting VP, Marketing. Mr. Wilson has more than 20 years of technology and communications experience, including more than 10 years of experience in the information security industry. Before joining Commtouch, Mr. Wilson led portfolio management across product lines and drove multiple technology and service initiatives as vice president of product strategy for Trustwave. He subsequently restructured Trustwave’s strategic and tactical partnering approaches as vice president of global channels and business development. Mr. Wilson also led product management, global business development and EMEA sales and marketing for Breach Security. He has also held business development, product management, strategy, and operations roles at Symantec. Prior to joining the information security industry, Brett was a technology policy lobbyist for Rockwell International and a market strategy consultant serving Bell Operating Companies. Mr. Wilson has a B.A. from Cornell University and an M.B.A. from the University of Maryland.

Uri Gal joined Commtouch in February 2013 as Global Vice President, Human Resources. Mr. Gal has more than 20 years of human resources and administration experience and has had success in building and supporting the ever-changing needs of growing and profitable technology companies. Prior to joining Commtouch, Mr. Gal served as global vice president of human resources and administration for Nilit, an industrial company with over 1,500 employees worldwide. Before Nilit, he served as Global VP of human resources in various management roles at Oridion, a globally active medical device company, Comverse, a software and systems company for business enablement, and DHL International. Mr. Gal earned a degree in Behavioral Sciences from Haifa University in Israel, and completed high level human resources executive courses in the United States and at the Israeli Institute.

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

     A. Under the Israel Companies Law:

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

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender. At least one of the outside directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Listing Rules, has “financial and accounting expertise,” and the other outside director or directors are required to have “professional expertise,” all as defined under the Israel Companies Law. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under Israeli law, then neither of our outside directors is required to possess accounting and financial expertise as long as both possess other requisite professional qualifications.

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

The initial term of an outside director is three years and may be extended for up to two additional periods of three years each. An outside director may be reelected by our shareholders for such additional periods of up to three years each only if (1) the audit committee and the Board of Directors, in nominating the outside director, confirms that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to us, and the election was approved by the majority of shareholders required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside director ceases to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to the company. Each committee of a company’s Board of Directors must include at least one outside director and both the audit committee and compensation committee, the existence of which is required under the Israel Companies Law, must include all outside directors.

An outside director is entitled to compensation as provided in the regulations adopted under the Israel Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

As noted previously, due to Mr. Shamir’ recent resignation, Mr. Bar-Touv is our only outside director. The Company intends to seek shareholder approval for the appointment of a new outside director as soon as possible and prior to the lapse of 90 days period from Mr. Shamir’s resignation.

     B. Under Nasdaq and SEC Rules and Regulations:

In addition, the NASDAQ Listing Rules currently require Commtouch to have at least a majority of independent directors, as defined under Listing Rule 5605(a)(2), on the Board and to maintain an audit committee of at least three members, each of whom must:

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

The three directors who serve on our audit committee, Mr. Bar-Touv, Mr. Thompson and Mr. Hamilton, qualify as independent directors under NASDAQ Listing Rules (including Exchange Act Rule 10A-3) and further qualify to act as members of our audit committee under the Israel Companies Law.

The Company has identified the following Board members as “Independent directors” pursuant to NASDAQ Listing Rule 5605(a)(2):

a.	Yair Bar-Touv
b.	Aviv Raiz
c.	Hila Karah
d.	Todd Thomson
e.	James Hamilton

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

Audit Committee

As noted above in the discussion under “Independent and Outside Directors”, the Israel Companies Law requires public companies to appoint an audit committee. The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent registered public accounting firm and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audits conducted by our independent registered public accounting firm and takes those actions as it deems necessary to confirm that the accountants are independent of management. Under the Israeli Companies Law, the audit committee also is required to monitor whether there are any deficiencies in the administration of our company, including by consulting with the internal auditor and independent registered public accounting firm, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditor’s audit plan and to establish and monitor whistleblower procedures.

An audit committee must consist of at least three directors meeting the independence standards under NASDAQ Listing Rules.

Under the Israel Companies Law, all outside directors must serve on the audit committee, and in any case it must include a majority of independent directors. One of the outside directors must serve as the chair of the audit committee. Furthermore, under the Israel Companies Law, the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder. Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and such majority includes at least one outside director. Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to make a presentation regarding a particular issue. However, an employee who is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

Compensation Committee

On December 12, 2012, Amendment 20 to the Israel Companies Law, or “Amendment 20”, came into force, and its provisions are summarized below:

All public companies and bond companies are required to establish a compensation committee, with one member of serving as chairman of the committee. The committee is to be made up of at least three directors, with a majority of outside directors. The remaining directors shall be directors who do not receive direct or indirect compensation for their role as directors (other than compensation paid or given in accordance with Israeli Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage). The compensation committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the Company, to a controlling shareholder or to any entity controlled by a controlling shareholder, any director whose main livelihood is dependent on a controlling shareholder, or a controlling shareholder or a relative thereof. The committee is responsible for (i) proposing an office holder compensation policy to the Board of Directors, (ii) proposing necessary revisions to the compensation policy and examining its implementation, (iii) determining whether to approve transactions with respect to compensation of office holders, and (iv) determining, in accordance with our office holder compensation policy, whether to exempt the compensation terms with an unaffiliated nominee for the position of chief executive officer from requiring shareholders’ approval, provided such terms meet with the company’s compensation policy.

“Say before pay” rules: The compensation policy recommended by the compensation committee is to be approved by the Board and then, before it takes effect, by shareholders in a non-binding vote by the affirmative vote of a majority of the shares voting on the matter, provided that (i) such majority includes at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution; or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed 2% of the voting rights in the Company. If the shareholders do not approve the policy, the policy will be returned for further deliberation by the Board, taking into account the rejection of the policy by the minority shareholders. The Board may ultimately approve the policy despite the minority’s disapproval, if it finds that the policy is in the company’s best interest. The compensation policy must be approved at least every three years. The Board is required to reevaluate the policy from time to time and if a material change occurs.

Prior to the effectiveness of Amendment 20, a compensation committee already existed and was responsible for formulating the Company’s executive compensation policies. This committee will continue to function under the guidelines of the new law. As of the date of the filing of this Annual Report, the Company had not yet adopted a compensation policy. The deadline under Israeli law for completing the compensation policy adoption process is September 12, 2013. In the interim period until the adoption of the compensation policy, the approval of office holder compensation, other than the CEO and directors, requires compensation committee and Board approval, which must take into account certain consideration enumerated in the new law. If the compensation committee determines that a compensation arrangement constitutes an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the compensation committee without Board approval is sufficient. Any changes in CEO or director compensation during this interim period require shareholder approval by a special majority.

The Compensation Committee is also responsible for administering the Company’s various stock option plans, including the issuance of option grants to employees of the Company and its subsidiaries.

Nominating Committee

The committee’s responsibilities include identifying individuals qualified to become board members and recommending director nominees to the board.

Internal Auditor

Under the Israel Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company’s actions comply with relevant law and orderly business procedure. Under the Israel Companies Law, the internal auditor may be an employee of the company but not an interested party or office holder, or a relative of an interested party or office holder, and he or she may not be the company’s independent accountant or its representative. The Company routinely engages an Internal Auditor who is an independent third party.

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

Since the effectiveness of Amendment 20, all arrangements as to compensation of office holders should follow the process described above under “Compensation Committee.”

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

The Israel Companies Law applies the same disclosure requirements set forth above to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions, including a private placement with a controlling shareholder or in which a controlling shareholder has a personal interest (including for the provision of services to the company through a company controlled by a controlling shareholder, but not including transactions covering the terms of compensation of a controlling shareholder who is an office holder), require the approval of the audit committee, the Board of Directors and the shareholders of the company. Extraordinary transactions covering the terms of compensation of a controlling shareholder who is an office holder, require the approval of the compensation committee, the Board of Directors and the shareholders of the company. The shareholder approval must either include a majority of the non-controlling and disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern terms of compensation for service as an office holder, or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

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

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

The Israel Companies Law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her duty of loyalty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) any monetary liability imposed upon such an office holder for the benefit of a third party pursuant to a court judgment, including a settlement or an arbitrator’s decision, confirmed by a court, (b) reasonable legal costs, including attorney’s fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either i) no financial liability was imposed on the office holder in lieu of criminal proceedings or ii) financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, (c) legal expenses (including attorneys’ fees) incurred by an office holder in an administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them as determined in the proceeding (up to a maximum of 20% of the fine imposed on the violating party) and (d) reasonable litigation expenses, including legal fees, actually incurred by such an office holder or imposed upon the office holder by a court order, in a proceeding brought against the office holder by or on behalf of the company or by others, or in a criminal action in which he was acquitted, or in a criminal action which does not require proof of criminal intent in which he was convicted. The Companies Law further provides that the indemnification provision in a company’s articles of association (i) may be an obligation to indemnify in advance, provided that, other than litigation expenses, it is limited to events the board of directors can foresee in light of the company’s actual activities when providing the obligation and that it is limited to a sum or standards the board of directors determines is reasonable in the circumstances, and (ii) may permit the company to indemnify an officer or a director after the fact.

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

Compensation of Directors and Executive Officers

Under Amendment 20, the directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is in accordance with the compensation policy to be adopted by the Company after approval by Commtouch’s compensation committee, Board of Directors and shareholders.

The cash compensation paid to directors in 2012 (other than the CEO and Chairman) is as follows:

a.	NIS 31,700 base annually per director, as linked to the applicable Israeli consumer price index, payable in four equal installments at the beginning of each calendar quarter; and
b.

NIS 1,590 per director per in-person Board or committee meeting, or NIS954 (60% of NIS 1590) in case of telephonic participation at such meeting, payable at the beginning of each calendar quarter following the quarter during which a Board member participated in a meeting. No separate per meeting compensation was paid for committee meetings that were held on the same day immediately prior or subsequent to a Board meeting. In that event, a Board and committee meeting would be considered one meeting for purposes of compensation.

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

During 2012, options to purchase 166,669 Ordinary Shares were granted to directors and executive officers under the Company’s stock option plans at a weighted average exercise price of $3.17 per share. The aggregate direct remuneration paid by Commtouch to all directors and executive officers (11 persons) in 2012 was approximately $971,000. During the same period Commtouch accrued or set aside approximately $53,000 for the same group to provide pension, retirement or similar benefits. As of March 1, 2013, directors and executive officers of Commtouch (9 persons) held an aggregate of 2,058,550 stock options to purchase a like number of Ordinary Shares, with 1,007,530 of those options being vested and exercisable within sixty days of said date. Generally, unless exercised previously, options terminate within six years of their issuance.

At the meeting of shareholders in December 2010, shareholders approved the payment to Hila Karah of up to $10,000 annually for the performance of any additional services as a committee member, as agreed upon by Ms. Karah and the

Company on a case by case basis. During 2011, Ms. Karah received a total of $2,500 for her additional services as a director. No compensation was paid for such additional services during 2012.

Options to Purchase Securities from Registrant or Subsidiaries

As of March 1, 2013, options to purchase 5,718,990 Ordinary Shares were outstanding and held by 198 persons made up of then existing employees, consultants, executive officers, non–employee directors and ex-options holders within their post-termination period for exercise under the Company’s stock option plans, and there were 776,282 shares available for grant under all plans. Of the number of options outstanding, 2,032,004 were vested and exercisable. Additionally, these outstanding options had exercise prices ranging from $0.93 to $6.60 per share, a weighted average per share exercise price of approximately $3.16 and termination dates ranging from March 14, 2013 to February 13, 2019.

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

The Non–Employee Directors Plan was extended by an additional ten years at the annual meeting of shareholders held on December 15, 2008. Under this plan, each option becomes exercisable at a rate of 1/16th of the option shares every three months, and has an exercise price equal to the fair market value of our Ordinary Shares on the grant date of such option. Options granted through 2004 had a maximum term of ten years, but would terminate earlier if the option holder ceased to be a member of the Board of Directors. Options granted to directors during 2005 - 2012 generally have a maximum term of six years. At the annual meeting of shareholders of December 30, 2005, shareholders approved an amendment to the Non-Employee Directors Plan to allow for the acceleration of unvested options for any director who has served the Company for at least three years, unless the director resigned voluntarily or was removed from the Board of Directors due to a failure to perform any of his/her duties to the Company.

Employees

See Item 4. “Information on the Company—Employees”.

Item 7. Major Shareholders and Related Party Transactions.

The following table presents information with respect to beneficial ownership of our Ordinary Shares as of March 1, 2013, including:

•	each person or entity known to Commtouch to own beneficially five percent or more of Commtouch’s Ordinary Shares, and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 26,061,383 Ordinary Shares outstanding as of March 1, 2013. Ordinary Shares issuable upon exercise of options, which are exercisable on or within sixty days of March 1, 2013, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options for all directors and executive officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person. Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount Owned	Percent of Class

Aviv Raiz*(1)	5,561,068	21.3%

Catalyst Private Equity Partners II LP*(2)	1,372,555	5.2%

All directors and executive officers as a group [at 3/1/13] (9 persons)(3)	7,851,195	29.3%

*This shareholder of record resides in Israel. With respect to Catalyst Private Equity Partners II LP, the former Chairman and Managing Partner of this limited partnership, Mr. Yair Shamir, a former director of the Company, resides in Israel.

(1)Includes 75,199 options, exercisable into a like number of Ordinary Shares.
(2)Includes 108,532 options exercisable into a like number of Ordinary Shares.
(3)Includes 769,198 options exercisable into a like number of Ordinary Shares.

Based on a review of the information provided to us by third parties, including our transfer agent, as of March 1, 2013, there were 53 holders of record of our Ordinary Shares. One of such holders is the nominee company known as CEDE & Co., which held 21,592,221 Ordinary Shares on behalf of approximately 81 brokers and banks, or approximately 83% of the aggregate 26,061,383 Ordinary Shares outstanding as of such date. Out of the 21,592,221 Ordinary Shares held through CEDE, approximately 15.4 million are managed by Broadridge Financial Solutions, Inc. on behalf of certain banks and brokers, and Broadridge recently provided to us reports on the geographical location of shareholders holding through such banks and brokers. According to these reports, plus our transfer agent reports, we were able to identify at least 13.7 million Ordinary Shares held by Israeli shareholders, approximately 5.3 million shares held US based shareholders and 3.4 million held by non-Israeli and non-U.S. shareholders.

Significant Changes in Percentage Ownership of Major Shareholders During the Past Three Years

None.

Interest of Management and their Family Members in Certain Transactions

There were no related party transactions, as such term if defined in Item 7.B to Form 20-F, during 2012 or through the date of filing of this Annual Report.

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

Legal Proceedings

In December 2012, our U.S. subsidiary filed a lawsuit in the Superior Court of the State of California against one of its largest customers, Watchguard Technologies, Inc. The lawsuit includes a claim for breach of contract. In mid-April 2013, Watchguard filed its formal answer and a cross-complaint to Commtouch’s complaint. Commtouch’s lawsuit alleges damages in excess of $7 million, while WatchGuard’s cross-complaint does not set forth a fixed amount that it is seeking. It is expected that the discovery phase of the litigation will commence in the near future.

Our new subsidiary company, eleven, is currently involved in three lawsuits: i) the first relates to a claim by a former employee regarding payment of a commission alleged to be in the amount of approximately EURO 139,000; ii) the second relates to a claim by a hardware vendor in the amount of approximately EURO 90,000; and iii) the final claim was brought by eleven against Boxsentry, a customer, for failure to pay fees in the amount of approximately EURO 840,000.

Other than the above, we are not a direct party to any litigation, and we are not aware of any threatened litigation which, in the aggregate, would be material to the business of the Company. As noted under Item 3. Key Information – Risk Factors, one customer has made an indemnification demand on us during the past year as a result of patent infringement actions brought against that customer and other defendants.

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2012.

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

Since December 16, 2009, the Company’s Ordinary Shares have also been traded on the Tel Aviv Stock Exchange, or “TASE”, under the symbol CTCH.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the NASDAQ Capital Market for the periods indicated:

	High	Low

2008:	$6.22	$1.50
2009:	$4.30	$1.57
2010:	$3.90	$1.35
2011:	$3.98	$2.93
2012:	$3.40	$2.42

2011:
First Quarter	$3.98	$3.23
Second Quarter	$3.59	$3.20
Third Quarter	$3.66	$2.95
Fourth Quarter	$3.60	$2.93

2012:
First Quarter	$3.40	$2.90
Second Quarter	$3.21	$2.42
Third Quarter	$3.00	$2.48
Fourth Quarter	$3.20	$2.42
First Quarter 2013	$3.87	$2.91

Most Recent Six Months:

October 2012	$2.70	$2.42
November 2012	$3.19	$2.44
December 2012	$3.20	$3.00
January 2013	$3.19	$2.92
February 2013	$3.87	$3.04
March 2013	$3.50	$2.91

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the TASE for the periods indicated. Share prices on the TASE are quoted in NIS:

	High	Low

2011:
First Quarter	NIS 14.47	NIS 11.87
Second Quarter	NIS 12.50	NIS 10.97
Third Quarter	NIS 12.81	NIS 10.75
Fourth Quarter	NIS 13.82	NIS 11.48

2012:
First Quarter	NIS 13.37	NIS 10.83
Second Quarter	NIS 12.76	NIS 9.22
Third Quarter	NIS 11.64	NIS 10.06
Fourth Quarter	NIS 12.34	NIS 9.49
First Quarter 2013	NIS 14.29	NIS 10.62

Most Recent Six Months:

October 2012	NIS 10.55	NIS 9.49
November 2012	NIS 12.34	NIS 9.88
December 2012	NIS 12.07	NIS 11.57
January 2013	NIS 12.03	NIS 11.58
February 2013	NIS 14.29	NIS 11.27
March 2013	NIS 13.21	NIS 10.62

Item 10. Additional Information.

We are registered under the Israel Companies Law as a public company with registration number 52-004418-1. The objective stated in our memorandum of association is to engage in any lawful activity.

DESCRIPTION OF SHARES

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Amended and Restated Articles of Association, copies of which are filed with this Annual Report or have been filed as exhibits to certain of our prior filings with the SEC.

As of December 31, 2012, our authorized share capital consisted of 55,353,340 Ordinary Shares, NIS 0.15 par value. As of March 1, 2013, there were 26,061,383 Ordinary Shares issued and outstanding.

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

TRANSFER OF SHARES AND NOTICES

Fully paid Ordinary Shares that are issued and not subject to any legal restrictions on transference may be transferred freely. Each shareholder of record is entitled to receive at least twenty-one days’ prior notice (and for certain matters, thirty-five days’ prior notice) before the date of a shareholder meeting and at least five days’ notice before the record date for the meeting. For purposes of determining the shareholders entitled to notice of and to vote at such meeting, the Board of Directors may fix a record date not exceeding 40 days prior to the date of any shareholder meeting.

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

This Annual Report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC at:

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

MATERIAL CONTRACTS DURING PAST TWO YEARS

Company Acquisition of Frisk Software International’s Antivirus Business (hereinafter the “division”)

In July 2012, Commtouch and Frisk, entered into a definitive agreement under which Commtouch agreed to acquire the division, including:

i.	Antivirus products, including its F-PROT line of products, which are aimed at protecting customers against spyware, Trojan downloaders and other such Internet related threats;

ii.

certain contracts with OEM licensees pursuant to which such licensees are authorized to integrate the FRISK antivirus engine API/SDK into their solutions and to sell and support such integrated solutions;

iii.	certain contracts with distributors and resellers pursuant to which such entities are authorized to sell the F-PROT products;

iv.	all such products’ intellectual property, including all interests in relevant brand names and all associated trademarks, trade names and related property;

v.	all accounts receivable relating to this division; and

vi.	certain furniture, fixtures, equipment, office equipment, supplies, computers and other tangible personal property connected with the division.

In consideration for the sale of this division, Commtouch agreed to pay i) in cash, the sum of $2.2 million, $1 million of which was placed in escrow for payment in one installment on the one year anniversary of closing, provided those funds are not needed to satisfy certain obligations of the division relating to the pre-closing period, and ii) in equity, 750,000 restricted Ordinary Shares in Commtouch, vesting in annual installments over four years commencing on the first anniversary of the closing date. Additionally, from the closing and through March 31, 2015, Commtouch is required to make periodic earnout payments to the sellers equal to 5% of the combined revenue generated by all Commtouch antivirus solutions.

The closing of the transaction occurred on October 1, 2012, and Commtouch, through a new Icelandic company known as Commtouch Iceland hf, added approximately 37 new employees at that time.

Company Acquisition of eleven GmbH

On November 16, 2012, Commtouch and eleven simultaneously signed and closed a share purchase agreement under which we acquired eleven, including:

i.	all outstanding shares of eleven from its current shareholders;

ii.	eleven’s products and services, including its eXpurgate line of products, which are aimed at protecting customers against email-borne spam, viruses and other such Internet related threats;

iii.	all contracts with OEM licensees pursuant to which such licensees are authorized to integrate the eleven API/SDK into their solutions and to sell and support such integrated solutions;

iv.	all contracts with distributors and resellers pursuant to which such entities are authorized to sell the eleven products and services;

v.	all direct contracts with enterprises, businesses, and ISPs pursuant to which eleven provides direct service through a hosted managed service offering or on-premise managed platform;

vi.	all eleven products’ intellectual property, including all interests in relevant brand names and all associated trademarks, trade names and related property; and

vii.

all assets and liabilities of eleven, including all fixed assets, such as data center servers, computer equipment, furniture, fixtures, office equipment, supplies, and other tangible personal property connected with eleven.

In consideration for the sale of eleven, at the closing Commtouch paid:

i.

in cash, the sum of Euro 9.05 million (approximately $11.53 million based on the exchange rate on the date of acquisition), including €1.84 million ($2.34 million) cash which will stay in the business for a net purchase price of €7.21 million ($9.19 million); €0.82 million ($1.05 million) of the cash price will be placed in escrow, for release to the sellers in one installment on the one year anniversary of the closing of the transaction, provided those funds are not needed to satisfy certain obligations of eleven relating to the pre-closing period;

ii.

in equity, 806,750 restricted Ordinary Shares in Commtouch, with a value of approximately $2.10 million based on an averaging of Commtouch’s Ordinary Share price on the day of closing, vesting in equal annual installments over a 2 year vesting period commencing on the first anniversary of the closing date; and

iii.

additionally, from the closing and through December, 2015, Commtouch shall make periodic earnout payments to the sellers calculated at between 3% - 12% of certain revenues generated by eleven’s platform, products, and services.

c.	At the closing, 60 new employees joined the Commtouch organization by virtue of the acquisition of eleven.

Company Credit Lines

During 2012, we made significant investments (from our cash reserves) in the above described acquisitions of eleven and Frisk. Due in part to these investments, at about the time of the filing of this Annual Report, a credit line had been secured from an Israeli bank, and we were in the process of closing on another credit line with a second Israeli bank. Together, both credit lines total a sum of up to $5,000,000. These credit lines are being put in place in order to ensure sufficient cash is available to fund the strategic growth investments of the Company.

In relation to these credit lines, the Company has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. The Company has already drawn on one of the credit lines in the amount of $1.5 million.

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

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

•	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;
•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;
•	accelerated depreciation rates on equipment and buildings.
•	Expenses related to a public offering on TA stock exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in

U.S. Treasury Regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of our Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. Commtouch will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For non-corporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those non-corporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate on “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the sold Ordinary Shares and the amount realized on the disposition of such Ordinary Shares (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts, on their net investment income that is not distributed. In each case, this tax applies only to the extent that the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event that we qualify as a PFIC. For those U.S. Holders who determine that we were a PFIC in any of our taxable years and notify us in writing of their request for the information required in order to effectuate the QEF election described above, we will promptly make such information available to them.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 28% with respect to cash dividends and proceeds from a disposition of Ordinary Shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “Non-U.S. Holders of Ordinary Shares.”

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

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We develop our technology in Israel and in Germany and seek to provide our services worldwide. As a result, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the NIS and Euro. We are exposed to the risk of fluctuation in the U.S. dollar/NIS and the U.S. dollar/Euro exchange rate. Our NIS and Euro-denominated expenses consist principally of salaries and related personnel expenses. Although the majority of our revenues are in US dollars, a substantial portion of our sales are derived from the Euro currency. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) As of December 31, 2012, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2012, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed our internal control over financial reporting as of December 31, 2012. Our management based its assessment on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

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

(c) During the period covered by this Annual Report, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

The Board of Directors of the Company has determined that Mr. Todd Thomson, a member of the Audit Committee, is an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F, and is “independent” as that term is defined in NASDAQ Listing Rule 5605(a)(2).

Item 16B. Code of Ethics.

The Company, by way of Board of Directors resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers. The Code of Ethics is posted on the Company’s website at www.commtouch.com, under the tab for “Corporate Governance” located on the link to the “Investor Relations” page.

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2012, for which audited financial statements appear in this Annual Report. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2012 and 2011:

	Year ended December 31,
	2012 Fees	2011 Fees

Audit fees (1)	$127,000	$132,000
Audit Related (2)	$74,000	-
Tax Fees (3)	$28,000	$28,000
Other	$40,000	$-
Total	$269,000	$160,000

(1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the independent registered public accounting firm can reasonably provide, and include the group audit including statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC.

(2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and government approvals and due diligence investigations.

(3) Tax fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility of employees.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of our current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the Company’s independent registered public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year. The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2012, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Following completion of its Ordinary Share buyback plans during 2009 and 2010 (see Item 16E of the annual reports on Form 20-F filed for 2009 and 2010), in May 2012, the Company announced the commencement of its third Ordinary Share buyback plan, under which the Company purchased almost $2 million worth of its Ordinary Shares through the end of 2012 (out of a total amount allocated of $2.5 million). The Company completed this buyback plan in November 2012 and, in total, it expended $1.7 million to repurchase 600,337 Ordinary Shares at an average price of $2.79 per share. Repurchases during 2012 are summarized in the following table:

ISSUER PURCHASES OF SECURITIES DURING 2012

Period	Total Number Of Shares Purchased	Average Price Paid Per Share ($)	Total Number Of Shares Purchased As Part of Publicly Announced Plan	Maximum U.S. Dollar Value That May Yet Be Purchased Under The Plan
May 1 – May 31	62,494	2.7	62,494	2,331,418
June 1 – June 30	135,596	2.94	135,596	1,932,796
July 1 – July 31	130,209	2.69	130,209	1,582,571
August 1- August 31	113,451	2.91	113,451	1,251,942
September 1 – September 30	53,274	2.83	53,274	1,101,369
October 1 – October 31	76,254	2.59	76,254	904,089
November 1 – November 30	29,059	2.63	29,059	827,596
Total	600,337	2.79	600,337	N/A

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

Rule 5620(c) to NASDAQ Listing Rules requires that an issuer listed on NASDAQ have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock. However, the Company’s articles of association, consistent with the Companies Law, provide for a lower quorum in the event of a meeting adjourned for lack of a quorum, in which case any two shareholders entitled to vote and present in person or by proxy at such adjourned meeting shall constitute a quorum. Our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

Rule 5635(c) of the NASDAQ Listing Rules requires that, except in certain defined instances, an issuer receive shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. During 2012, the Company notified NASDAQ that it is opting to follow home country practice in this regard. Under Israeli law, shareholder approval is not required for some of the matters listed under Rule 5635(c), and thus Board of Director approval, together with that of the Compensation Committee, will be sufficient to approve those matters. As noted above under Item 6, “Compensation Committee”, the Company is planning to adopt a compensation policy focused on director, CEO and corporate officer compensation (hereinafter “executive compensation”). Pursuant to Israeli law, such policy must be presented to shareholders for approval prior to September 2, 2013. Included within that policy will be provisions relating to the equity component of executive compensation, so in relation to those provisions, the Company will continue to follow NASDAQ Listing Rules in seeking shareholder approval. As noted under Item 6, even if our shareholders fail to approve the compensation policy, the Board nevertheless is entitled to adopt such policy if it determines that it is in the best interests of the Company.

As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, composition of the board of directors, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18

Item 18. Financial Statements.

See pages F-1 to F-31.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F- 4

Consolidated Statements of Income	F-5

Consolidated Statements of Comprehensive Income	F-6

Statements of Changes in Shareholders’ Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-33

- - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 6706703, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMMTOUCH SOFTWARE LTD.

          We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. (“the Company”) and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 25, 2013	A Member of Ernst & Young Global

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31

	2011	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,868	$5,137
Trade receivables, net	2,838	5,996
Deferred income taxes	1,996	2,239
Prepaid expenses and other accounts receivable	463	1,503

Total current assets	26,165	14,875

LONG-TERM ASSETS:
Investment in affiliates	1,227	1,403
Deferred income taxes	2,889	3,348
Intangible assets, net	3,505	14,568
Goodwill	3,792	22,518
Severance pay fund	1,031	756
Lease deposits	40	57
Property and equipment, net	885	1,608

Total long-term assets	13,369	44,258

Total assets	$39,534	$59,133

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31
	2011	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$551	$958
Employees and payroll accruals	1,215	2,280
Accrued expenses and other liabilities	628	1,587
Earn-out consideration	3,372	4,048
Deferred revenues	3,058	4,535

Total current liabilities	8,824	13,408

LONG-TERM LIABILITIES:
Long-term deferred revenues	694	492
Earn-out consideration	-	6,409
Deferred tax liability	-	3,187
Accrued severance pay	1,192	915

Total long-term liabilities	1,886	11,003

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares nominal value NIS 0.15 par value-
Authorized: 55,353,340 shares as of December 31, 2011 and 2012; Issued: 27,287,909 and 27,915,392 shares as of December 31, 2011 and 2012, respectively; Outstanding: 24,093,617 and 25,826,234 shares as of December 31, 2011 and 2012, respectively	960	986
Additional paid-in capital	188,463	190,436
Treasury shares 3,194,292 Ordinary shares as of December 31, 2011 and 2,089,158 ordinary shared as of December 31, 2012	(8,692)	(6,653)
Accumulated other comprehensive income	23	469
Accumulated deficit	(151,930)	(150,516)

Total shareholders’ equity	28,824	34,722

Total liabilities and shareholders’ equity	$39,534	$59,133

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2010	2011	2012

Revenues	$18,161	$23,016	$23,910
Cost of revenues	2,918	4,091	4,350

Gross profit	15,243	18,925	19,560

Operating expenses:

Research and development, net	3,397	5,410	6,281
Sales and marketing	4,575	5,486	5,860
General and administrative	3,911	4,721	6,639

Total operating expenses	11,883	15,617	18,780

Operating income	3,360	3,308	780
Financial income (expenses), net	(55)	(27)	80

Income before taxes	3,305	3,281	860
Tax benefit	1,098	1,317	625

Net income	$4,403	$4,598	$1,485

Basic net earnings per share	$0.19	$0.19	$0.06

Diluted net earnings per share	$0.18	$0.19	$0.06

Weighted average number of shares used in computing basic net earnings per share	23,575,354	23,620,171	24,610,267

Weighted average numbers of shares used in computing diluted net earnings per share	24,873,778	24,654,458	25,140,439

The accompanying notes are an integral part of these consolidated financial statements.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2010	2011	2012

Net Income	$4,403	$4,598	$1,485

Other comprehensive income:
Foreign currency translation adjustments	-	-	446

Other comprehensive income	$-	$-	$446

Total comprehensive income	$4,403	$4,598	$1,931

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share data

	Number of Ordinary shares	Ordinary shares amount	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income *)	Accumulated deficit	Total

Balance as of January 1, 2010	23,958,761	$926	$183,731	$(4,872)	$23	$(160,931)	$18,877

Purchase of treasury shares	(1,030,466)	-	-	(3,820)	-	-	(3,820)
Issuance of shares upon exercise of options and warrants	577,418	12	785	-	-	-	797
Stock-based compensation related to employees	-	-	1,465	-	-	-	1,465
Stock-based compensation related to options granted to non-employees	-	-	31	-	-	-	31
Net income	-	-	-	-	-	4,403	4,403

Balance as of December 31, 2010	23,505,713	938	186,012	(8,692)	23	(156,528)	21,753

Issuance of shares upon exercise of options and warrants	587,904	22	1,238	-	-	-	1,260
Stock-based compensation related to employees	-	-	1,213	-	-	-	1,213
Net income	-	-	-	-	-	4,598	4,598

Balance as of December 31, 2011	24,093,617	960	188,463	(8,692)	23	(151,930)	28,824

Purchase of treasury shares	(600,337)	-	-	(1,720)	-		(1,720)
Issuance of shares upon exercise of options	627,483	26	686	-	-	-	712
Issuance of treasury shares upon acquisitions	1,556,750	-	104	3,406	-	-	3,510
Issuance of treasury shares upon exercise of options	148,721	-	(104)	353	-	(71)	178
Stock based compensation related to options granted to non-employees	-	-	11	-	-	-	11
Other comprehensive income	-	-	-	-	446	-	446
Stock-based compensation related to employees	-	-	1,276	-	-	-	1,276
Net income	-	-	-	-	-	1,485	1,485

Balance as of December 31, 2012	25,826,234	$986	$190,436	$(6,653)	$469	$(150,516)	$34,722

*)	Relates to foreign currency translation adjustments

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from operating activities:
Net income	$4,403	$4,598	$1,485
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	520	545	560
Compensation related to options granted to employees and non-employees	1,496	1,213	1,287
Amortization and impairment of intangible assets	158	1,005	589
Increase in deferred income taxes	(1,096)	(1,385)	(806)
Capital gain from sale of equipment	(9)	-	-

Changes in assets and liabilities:

Decrease (increase) in trade receivables	(1,036)	130	(2,194)
Decrease (increase) in prepaid expenses and other accounts receivable	287	(79)	(541)
Increase in accounts payable	138	17	300
Increase in employees and payroll accruals, accrued expenses and other liabilities	163	981	(861)
Decrease in deferred revenues	(697)	(390)	(164)
Increase (decrease) in accrued severance pay, net	(10)	66	(2)

Net cash provided by (used in) operating activities	4,317	6,701	(347)

Cash flows from investing activities:

Decrease (Increase) in long-term lease deposits	22	1	(17)
Payment for business acquisitions, net of cash acquired	(4,600)	-	(10,243)
Investment in affiliate	-	-	(176)
Proceeds from sale of equipment	9	-	-
Purchase of property and equipment	(568)	(526)	(805)

Net cash used in investing activities	(5,137)	(525)	(11,241)

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from financing activities:

Purchase of treasury shares at cost	(3,820)	-	(1,720)
Contingent payment of acquisition	-	-	(3,400)
Proceeds from options and warrants exercised	797	1,260	890

Net cash provided by (used in) financing activities	(3,023)	1,260	(4,230)

Increase (decrease) in cash and cash equivalents	(3,843)	7,436	(15,818)
Effect of exchange rate changes on cash	-	-	87
Cash and cash equivalents at the beginning of the year	17,275	13,432	20,868

Cash and cash equivalents at the end of the year	$13,432	$20,868	$5,137

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes paid	$-	$67	$148

Non-cash transactions:

Purchase of property and equipment - trade payables	$(55)	$(16)	(48)

The accompanying notes are an integral part of the consolidated financial statements.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

Commtouch Software Ltd. (“Commtouch” or the Company”) was incorporated under the laws of Israel in 1991. The Company and its subsidiaries develop and provide internet security solutions to OEM partners and enterprises. The Company’s business is to develop and sell, through a variety of third party distribution channels, these solutions to various customers. The Company’s messaging solutions are comprised of anti-spam, Zero-Hour Virus Outbreak Detection and GlobalView Mail Reputation solutions, its Web security solution is known as GlobalView URL filtering, and its antivirus solution is known as Command Antivirus. The Company operates in one reportable segment.

b.

The Company expects that it will continue to be dependent upon third-party distribution channels for a significant portion of its revenues, which are expected to be derived from sales of the Company’s anti-spam, Zero-Hour, anti-virus, IP reputation, URL filtering solutions and Command Antivirus.

c.

On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk Software, an Incorporated Icelandic private limited company, or “Frisk”. The acquisition accelerated Commtouch’s antivirus roadmap and enabled the Company to more quickly provide the most advanced antivirus technology utilizing the combined resources of both organizations. It also helps support the launch of private label antivirus solution for the OEM and service provider markets while also enhancing the company’s Saas Capabilities.

The purchase price amounted to $4,915 out of which $2,200 was paid in cash at the closing date, $1,678 was paid by issuance of 750,000 ordinary shares. An additional contingent consideration in an estimated fair value of $1,037 will be paid based on future revenues. The earn out payment will be based on revenues for each of the years ended December 31, 2012 December 31, 2013 and December 31, 2014 and in respect of the First quarter of 2015.

The total purchase price was allocated to the net tangible and identifiable intangible assets on their estimated fair values at the acquisition date as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was to goodwill. The value of goodwill is attributed to operational synergies between Commtouch and Frisk and to the strengthening of the Company’s position in the market.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$202
Trade receivables	36
Other receivables and prepaid expenses	287
Property and equipment	64
Other intangible assets	2,250
Goodwill	3,501

Total assets acquired	6,340

Trade payables	(571)
Deferred revenues	(565)
Long-term deferred tax liabilities	(289)

Total liabilities assumed	(1,425)

Net assets acquired	$4,915

Intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method at an annual weighted average rate of 8%. The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

	Fair value	%

Trademark	$984	10
Intellectual Property	1,266	6.7

Total intangible assets	$2,250

d.	Acquisition of Eleven GMBH:

On November 16, 2012, the Company completed the acquisition of Eleven GMBH, Germany based company, or “Eleven”.

Eleven is well known throughout Germany as the leading provider of mail - based security as a service (SecaaS) solutions.

The acquisition of eleven enables Commtouch to accelerate delivery of private label cloud - based security solutions specifically designed for OEM and service provider markets. In addition, Commtouch’s global reach should accelerate sales and adoption of this leading security technology developed by eleven.

The purchase price amounted to $22,293 out of which, $11,543 was paid in cash at the closing date.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

$1,832 was paid by issuance of 806,750 ordinary shares. An additional contingent consideration in an estimated fair value of $8,918 will be paid based on the business revenues from 2012 to 2015.

The total purchase price was allocated to the company’s business net tangible and identifiable assets based on their estimated fair values at the acquisition date as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was assigned to goodwill. The value of goodwill is attributed to synergies between Commtouch and Eleven’s services and the strength of the Company’s position in the market.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$3,297
Trade receivables	846
Other receivables and prepaid expenses	252
Property and equipment	449
Other intangible assets	9,100
Goodwill	14,732

Total assets acquired	28,676

Trade payables	(128)
Employees and payroll accruals	(194)
Accrued expenses and other liabilities	(2,313)
Deferred revenues	(844)
Long-term deferred tax liabilities	(2,904)

Total liabilities assumed	(6,383)

Net assets acquired	$22,293

The Intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method at an annual weighted average rate of 10%, except for customer relations which is amortized on an accelerated basis.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

	Fair value	%

Trademark	671	10
Customer relations	3,037	Accelerated method
Technology	4,611	10
In Process R&D *	781	(*)

Total intangible assets	$9,100

(*)	The In Process R&D will be amortized when the development will be completed.

Unaudited pro forma condensed results of income:

The following represents the unaudited pro forma condensed results of income for the years ended December 31, 2012 and 2011, assuming that the acquisition occurred on January 1, 2011. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisition been consummated on those dates, nor does it purport to represent the results of income for future periods.

	Year ended December 31,
	2011	2012
	Unaudited	Unaudited

Revenues	$31,748	$31,203

Net income	$4,102	$1,048

Basic net earnings per share	$0.17	$0.04

Diluted net earnings per share	$0.16	$0.04

f.	Acquisitions in previous years:

In 2010, the Company completed the acquisition of the assets of the Antivirus business of Authentium Inc. (subsequently known as SafeCentral Inc.). Total fair value of purchase consideration for the acquisitions was $ 7,431, which includes cash paid and estimated fair value of earn-out payment. In connection with this acquisition, the Company recorded intangibles and goodwill in the amounts of $ 4,663 and $ 3,792, respectively. In 2012, the Company paid an additional amount of $ 3,400 based on the Antivirus business’s 2011 revenues.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARIES

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

The currency of the primary economic environment in which the operations of Commtouch and certain subsidiaries are conducted is the U.S. dollar (“dollar”); thus, the dollar is the functional currency of Commtouch and certain subsidiaries.

Commtouch and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash:

The Company maintains certain cash amounts restricted as to withdrawal or use. On December 31, 2012, the Company maintained a balance of $122 that represents security deposits with respect to leases, restricted due to the lease agreement and security deposits for credit lines from banks. Restricted cash is presented within the prepaid expenses and other accounts receivable balance.

f.	Investment in affiliates:

The Company’s investments in affiliated companies comprises of investments in which the Company owns less than 20% and in which the Company cannot exercise significant influence over the affiliates’ operating and financial policies are stated at cost.

The Company’s investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2012 and 2011, the Company’s investments are accounted for on a cost basis and no impairment losses have been identified.

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

Impairment of long-lived assets:

The Company and its subsidiaries long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in 2010 through 2012.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions made in 2010 and in 2012. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test. The Company performs an annual impairment test at December 31, of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value determined using market capitalization. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2012, no impairment losses have been identified.

i.	Intangible assets:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 8 to 15 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Technology & IP and Trademark are amortized over their estimated useful lives on a straight-line basis.

The IP R&D will be amortized to cost of goods sold when the acquired technology development will be completed.

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

During 2012 and 2010, no impairment losses have been identified. In 2011, impairment losses of $502 were recorded in respect of covenants not to compete.

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Fair value measurements:

Concurrently with the adoption of ASC 820, the Company adopted ASC Topic 825, “Financial Instruments,” (“ASC 825”) which permits entities to elect, at specified election dates, to measure eligible financial instruments at fair value. As of December 31, 2011 and 2012, the Company did not elect the fair value option under ASC 825 for any financial assets and liabilities that were not previously measured at fair value.

The carrying amounts of cash and cash equivalents, trade receivables, prepaid expenses, other accounts receivable and accounts payable, approximate their fair values due to the short-term maturities of financial instruments.

k.	Revenue recognition:

The Company derives its revenues from the delivery of services of real-time Inbound Anti-Spam, Outbound Spam Protection for service providers, Zero-Hour Virus Outbreak Detection, GlobalView Mail Reputation, Command Antivirus, GlobalView URL Filtering and recently from Email Security SaaS (which is comprised of inbound and outbound anti-spam, plus antivirus) and Email Security On-Premise.

Revenue is recognized when there is a persuasive evidence of an arrangement, the service has been rendered, the collection of the fee is probably and the amount of fees to be paid by the customer is fixed or determinable.

Revenues from such services are recognized ratably over the contractual service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

l.	Research and development costs:

Research and development costs are charged to statements of income as incurred.

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

COMMTOUCH SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Government grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants from the Government of Israel amounted to $257, $131 and $774 in 2012, 2011 and 2010, respectively. See Note 5a.

n.	Concentrations of credit risk:

The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash and cash equivalents. The majority of the Company’s cash and cash equivalents are invested in dollars and are deposited in major banks in the United States, Germany, Iceland and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. The provision for doubtful accounts amounted to $32 and $462 at December 31, 2011 and 2012 respectively. Bad debt expense for each of the years ended December 31, 2010, 2011 and 2012 was $77, $7 and $456, respectively.

o.	Accounting for stock-based compensation:

ASC 718 - “Compensation-stock Compensation”- (“ASC 718”) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of income.

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

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted represents the period of time that options granted are expected to be outstanding, based upon historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non Employees” (“ASC 505-50”), with respect to options issued to non-employees.

The fair value for options granted in 2010, 2011 and 2012 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Employee stock options	2010	2011	2012

Volatility	71%-73%	68%-70%	38%-51%
Risk-free interest rate	1.1%-1.6%	0.6%-2.1%	0.5%-0.9%
Dividend yield	0%	0%	0%
Expected term (years)	3.7-4.6	3.6-4.8	3.8-4.9

p.	Basic and diluted net earnings per share:

Basic and diluted net earnings per share are presented in accordance with ASC 260, “Earnings per Share”, for all periods presented.

Basic net earnings per share have been computed using the weighted-average number of Ordinary shares outstanding during the year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary shares considered outstanding during the year.

In 2010, 2011 and 2012, the difference between the denominator of basic and diluted net earnings per share is due to the effect of dilutive securities for stock options and warrants. In 2010, 2011 and 2012 1,211,247, 1,034,288 and 530,172, respectively, weighted average number of shares related to options and warrants outstanding were excluded from calculation of the diluted earnings per share since they would have an anti-dilutive effect.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
	q.	Severance pay:

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

Severance expense (income) for the years ended December 31, 2010, 2011 and 2012 was approximately $ (10), $ 66 and $ (2), respectively.

	r.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders’ equity.

The Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon issuance of shares upon acquisitions. Reissuance of treasury shares is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein; otherwise to retained earnings.

	s.	Income taxes:

The Company accounts for income taxes in accordance with ASC740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

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

	t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses from functional currency translation adjustments on behalf of subsidiaries whose functional currency has been determined to be their local currency.

	u.	Recently issued accounting pronouncements:

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income (“AOCI”) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	PROPERTY AND EQUIPMENT, NET

	December 31
	2011	2012
Cost:
Computers and peripheral equipment	$4,717	$5,848
Office furniture and equipment	640	848
Motor vehicles	45	10
Leasehold improvements	1,195	1,225

	6,597	7,931

Less accumulated depreciation	(5,712)	(6,323)

Property and Equipment, net	$885	$1,608

Depreciation expense amounted to approximately $520, $545 and $560 in 2010, 2011 and 2012, respectively.

NOTE 4:-	INTANGIBLE ASSETS, NET

	a.	Definite-lived other intangible assets:

	December 31,
	2011	2012
Original amounts:
Customer contracts and relationships	$2,476	$5,614
Technology	1,546	7,576
Covenants not-to-compete	646	-
Trademarks	-	1,677
In Process R&D	-	807

	4,668	15,674
Accumulated amortization:
Customer contracts and relationships	260	542
Technology	257	531
Covenants not-to-compete	(*)646	-
Trademarks	-	33
In Process R&D	-	-

	1,163	1,106

Other intangible assets, net	$3,505	$14,568

(*)	Includes write-off of covenants not-to-compete of $502 for the year ended December 31, 2011.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	INTANGIBLE ASSETS, NET (Cont.)

	b.	Amortization expense amounted to $ 158, $ 503 and $ 589 for 2010, 2011 and 2012, respectively.

NOTE 5:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2011 and 2012 are as follows:

	Year ended December 31,
	2011	2012

Balance at the beginning of the year	$3,792	$3,792

Acquisitions	-	18,232
Functional currency translation adjustments	-	494

Balance at the year end	$3,792	$22,518

NOTE 6:	COMMITMENTS AND CONTINGENCIES

a.

Commtouch Software Ltd., which was incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist (“OCS”) for the support of certain research and development activities conducted in Israel.

In connection with its research and development, the Company received $ 1,354 of participation payments from the OCS. In return for the OCS’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed product, up to 100% of the amount of grants received (100% plus interest at LIBOR). The Company’s total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $ 1,210 as of December 31, 2012. For the years ended December 31, 2012, 2011 and 2010, the amounts of $ 58, $ 61 and $ 17, respectively, were recorded as cost of revenues with respect to royalties due to the OCS.

	b.	Operating leases:

The Company leases its facility in Israel under an operating lease agreement expiring on April 30, 2018. The subsidiaries in Iceland and Germany lease their facilities in Iceland and in Germany under operating lease agreements expiring on September 30, 2016 and December 31, 2015, respectively.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:	COMMITMENTS AND CONTINGENCIES (Cont.)

The US subsidiary leases its facilities in California, Florida and Washington D.C under operating lease agreements expiring on April 16, 2016, August 31, 2013 and February 28, 2015, respectively

Facilities rent expense for 2010, 2011 and 2012 was approximately $352, $410 and $531, respectively.

Annual minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2013), at the exchange rate in effect on December 31, 2012, are approximately as follows:

2013	$1,033
2014	952
2015	835
2016	461
2017	330
2018	110

$3,721

c.

(1) During late 2010, one of the Company’s customers, among others, was named as a defendant in a patent infringement claim in a United States District Court involving four distinct patents. In September 2011, the Company received an indemnification notification from the customer indicating that one or two of those patents may relate to Commtouch technology, and the customer was reserving its rights. During early 2013, the Company learned that its customer is negotiating a settlement of the matter, and the Company has been asked to contribute a portion towards the settlement. It is too early in the negotiations process to anticipate the outcome of the settlement negotiations and the Company possible contribution towards any final settlement.

(2) In December 2012, the U.S. subsidiary of the Company filed a lawsuit in the Superior Court of the State of California against one of its customers. The lawsuit includes a claim for breach of contract. In mid-April 2013, the customer filed its formal answer and a cross-complaint to the Company's complaint. The Company’s lawsuit alleges damages in excess of $7,000, while the customer’s cross-complaint does not set forth a fixed amount that it is seeking. It is expected that the discovery phase of the litigation will commence in the near future.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	SHAREHOLDERS’ EQUITY

	a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared.

	b.	Employee stock options:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase Ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase Ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the “Amended and Restated Israeli Share Option Plan”). As of December 31, 2011, an aggregate of 1,544,033 Ordinary shares of the Company are still available for future grant to employees and directors.

Options granted under such plans and agreements through September 2005, generally expire after ten years from the date of grant and options granted after September 2005 generally expire six-years from the date of grant. Options cease vesting upon termination of the optionee’s employment or other relationship with the Company. The options generally vest over a period of four years. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable. Any options that are canceled or not exercised within the option term become available for future grant.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s employees share option activity under the plans is as follows:

	Number of options	Weighted average exercise price	Aggregate intrinsic value
	2012	2012	2012

Outstanding at the beginning of the year	4,032,681	$3.06	$2,554
Granted	1,716,552	2.65
Exercised	(738,995)	1.05
Expired and forfeited	(1,018,770)	3.92

Outstanding at the end of the year	3,991,468	$3.03	$1,525

Options vested and expected to vest at the end of the year	3,800,579	$3.03	$1,462

Exercisable options at the end of the year	1,401,584	$3.28	$727

Weighted average fair value of options granted during the year	-	$2.88	-

The aggregate intrinsic value of the Company’s options is the difference between (i) the Company’s closing share price on the last trading day of the fiscal year 2012 and (ii) the exercise price, times the number of options.

As of December 31, 2012, the Company had approximately $3,174 of unrecognized compensation expense related to non-vested stock options, expected to be recognized over a period of 4.25 years.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2012, have been separated into ranges of exercise prices, as follows:

Exercise price per share	Options outstanding	Weighted average remaining contractual life in years	Weighted average price per share	Options exercisable	Weighted average exercise price per share of exercisable options

$0.93-$1.89	283,784	1.93	$1.33	283,784	$1.33
$1.93-$2.44	778,219	5.22	2.35	148,125	1.98
$2.46-$2.92	956,500	4.74	2.64	162,500	2.74
$3.12-$3.14	36,948	4.38	3.17	29,325	3.17
$3.16-$3.18	248,000	5.13	3.16	-	-
$3.21-$3.28	555,000	4.81	3.21	161,858	3.21
$3.41-$3.69	583,000	4.72	3.44	173,517	3.46
$3.75-$4.35	319,337	3.2	3.9	211,795	3.91
$4.69-$6.6	230,680	0.87	6.25	230,680	6.25

	3,991,468	4.31	$3.03	1,401,584	$3.28

d.	Directors stock option plan:

In 1999, the Company adopted the 1999 Directors Stock Option Plan, and in 2008 shareholders approved an extension of the term of this plan through July 13, 2019. The original allotment of ordinary shares to this plan was 1,263,333. On December 15, 2006, the Company combined the remaining pool of options in the employee stock option plans reserve with the amount of options remaining in the Directors Stock Option Plan reserve.

Since the annual meeting of shareholders in 2003, new directors joining the Board are entitled to a grant of 50,000 options. Directors who are re-elected at the annual meeting of shareholders are entitled to additional grants of 16,667 options, though at the annual meeting held October 26, 2009 shareholders approved a one-time increase in the grants to re-elected directors to 30,000 options.

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

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	SHAREHOLDERS’ EQUITY (Cont.)

On January 1, 2012, 1,047,827 options were outstanding under the Directors Stock Option Plan.
During 2012, the Company granted 166,669 options to Directors at a weighted average exercise price at $3.17 per share. The weighted average fair value of options granted during the year is $1.39. During the year, 37,209 options were exercised at a weighted average exercise price at $3.16 per share. As of December 31, 2012, 696,848 options were vested and unexercised and 1,131,885 were outstanding under the Directors Stock Option Plan.

	e.	Options to non-employees:

Issuance date	Options granted for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through

May 2006-2008	33,334	$3.21-$5.73	33,334	May 2013
February 16, 2012	53,000	$3.16	11,594	February 2016

	86,334		44,928

The options vest and become exercisable at a rate of 1/16 of the options every three months. The Company has accounted for this grant under the fair value method of ASC 505-50. The fair value for these options was estimated using a Black-Scholes option-pricing model. Compensation expense for 2010, 2011 and 2012 amounted to $31, $0 and $11, respectively.

As of December 31, 2012, the Company had approximately $40 of unrecognized compensation expense related to non-vested stock options, expected to be recognized over a period of up to four years.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:	SHAREHOLDERS’ EQUITY (Cont.)

	g.	Total stock-based compensation expenses recognized in 2010, 2011 and 2012:

The total stock-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2010, 2011 and 2012, was comprised as follows:

	Year ended December 31,
	2010	2011	2012

Cost of revenues	$38	$24	$51
Research and development	316	294	229
Selling and marketing	373	355	195
General and administrative	769	540	812

	$1,496	$1,213	$1,287

NOTE 8:	INCOME TAXES
	a.	Corporate tax structure:

The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

	b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

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

As of December 31, 2012, the Company’s net operating loss carryforwards for tax purposes amounted to approximately $70,008 (including capital loss carryforward of $15,659) which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2012, for federal income tax purposes, the U.S. subsidiary had net operating loss carry-forwards of approximately $91,755 (including capital loss carryforwards of $1,700). These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2012 through 2025.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:	INCOME TAXES (Cont.)

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2011 and 2012, the Company’s deferred taxes were in respect of the following:

	December 31,
	2011	2012

Deferred tax assets:
Net operating loss carry-forwards	$50,234	$48,709
Capital loss carry-forwards	4,487	4,578
Reserves and allowances	192	183
Deferred revenues	244	188
Intangibles, Property and Equipment	116	76
Research and development costs	672	878

Deferred tax assets before valuation allowance	55,945	54,612
Valuation allowance	(51,060)	(49,025)

Deferred tax asset	$4,885	$5,587

Domestic:
Current deferred tax asset, net	$1,572	$1,569
Non-current deferred tax asset, net	2,485	2,352

	4,057	3,921
Foreign:
Current deferred tax asset, net	424	670
Non-current deferred tax asset, net	404	996

	828	1,666

	$4,885	$5,587

Deferred tax liabilities:
Acquired intangibles	-	(3,187)

Deferred tax liabilities	$-	$(3,187)

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:	INCOME TAXES (Cont.)

e.

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

For the year ended December 31, 2011, the main reconciling items between the Company’s statutory tax rate and the effective tax rate relates to changes in valuation allowance due to utilization of net operating loss carry forwards, recognition of net operating loss carry forward due to certainty of future realization of taxable income, and an increase in the Israeli tax rate (which resulted in an increase in the deferred tax asset), offset by increase in the exchange rate of the US dollars compared to the New Israeli Shekel.

For the year ended December 31, 2012, the main reconciling items between the Company’s statutory tax rate and the effective tax rate relates to changes in valuation allowance due to utilization of net operating loss carry forwards, in the amount of $215 and a decrease in valuation allowance related to net operating losses expected to be realized in the foreseeable future, in the amount of $840.

	f.	Income before tax benefit consists of the following:

	Year ended December 31,
	2010	2011	2012

Domestic	$3,124	$3,114	$1,430
Foreign	181	167	(570)

	$3,305	$3,281	$860

The Company is required to calculate and account for income taxes in each jurisdiction in which the Company or its subsidiary operate. Significant judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:	INCOME TAXES (Cont.)

Tax expense (benefit) is comprised of the following:

	Year ended December 31,
	2010	2011	2012

Current taxes:
Foreign	$(2)	$(2)	$124
Domestic	-	70	57

	$(2)	$68	$181

Deferred taxes:
Foreign	$(270)	$(357)	$(942)
Domestic	(826)	(1,028)	136

	$(1096)	$(1,385)	$(806)

	$(1,098)	$(1,317)	$(625)

	h.	Tax assessments:

The Company has final tax assessments in Israel through 2006.

NOTE 9:	GEOGRAPHIC INFORMATION

The Company conducts its business on the basis of one reportable segment. The Company has adopted ASC 280, “Segment Reporting”.

	a.	Revenues from external customers:

	Year ended December 31,
	2010	2011	2012

Israel	$2,047	$2,044	$2,541
North America	9,184	12,655	11,847
Europe	4,454	4,869	5,737
Asia	1,976	3,036	3,484
Other	500	412	301

	$18,161	$23,016	$23,910

For the years ended December 31, 2010, 2011 and 2012, there are no major customers.

COMMTOUCH SOFTWARE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	GEOGRAPHIC INFORMATION (Cont.)

	b.	The Company’s net amount of long-lived assets is as follows:

	December 31
	2011	2012

Israel	$246	$11,807
United States	4,144	3,807
Germany	-	462
Iceland	-	100

	$4,390	$16,176

NOTE 10: FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2010	2011	2012

Income:
Interest on cash and cash equivalents and short term deposit	$20	$177	$144

Expenses:
Foreign currency exchange differences and other	(75)	(204)	(64)

	$(55)	$(27)	$80

NOTE 11: SUBSEQUENT EVENTS

At about the time of the filing of this Annual Report, we were in the process of securing two credit lines from two Israeli banks in the total sum of up to $5,000. During 2012, we made significant investments (from our cash reserves) in the above described acquisitions of eleven and Frisk. In relation to these credit lines, the Company has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. The Company anticipates that it will draw on these credit lines in the near future.

- - - - - - - - - - - - - - - - - - -

Item 19. Exhibits.

          The list of exhibits required by this Item is incorporated by reference to the Exhibit Index which precedes the exhibits to this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMMTOUCH SOFTWARE LTD.

By:	/s/ Brian Briggs
Brian Briggs
Chief Financial Officer
April 25, 2013

Item 19. Exhibits

Exhibit Index

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 15, 2011.(2)

4.1	Commtouch Software Ltd. 2006 U.S. Stock Option Plan.(3)

4.2	Amended and Restated Commtouch Software Ltd. 1999 Non–Employee Directors Stock Option Plan.(4)

4.3	Extension of Amended and Restated Commtouch Software Ltd. 1999 Non-Employee Directors Stock Option Plan.(5)

4.4	Commtouch Software Ltd. Amended and Restated Israeli Share Option Plan.(6)

4.5	Summary of Director Compensation.

4.6	Share Purchase Agreement of July 24, 2012 between Commtouch and former shareholders of Frisk.

4.7	Purchase and Assignment Agreement of November 15, 2012 between Commtouch and eleven.

4.8	Summary of two credit lines of April 2013.

8	List of Subsidiaries of the Company.

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent registered public accounting firm.

101

The following materials from our Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Commtouch Software Ltd., File No. 333–78531. [filed June 3, 1999]

(2)	Incorporated by reference to Exhibit 1.2 to Annual Report on form 20-F for the year ended December 31, 2012

(3)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(4)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]

(5)	Incorporated by reference to Exhibit 4.6 to Annual Report on form 20-F for the year ended December 31, 2008.

(6)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177. [filed March 9, 2007]