Form 20-F
period 2013-12-31
CYREN Ltd.
filed 2014-04-30
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………….

For the transition period from _________________ to ________________

Commission file number 000–26495

CYREN LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Sapir Road
5th Floor, Beit Ampa
P.O. Box 4014
Herzliya 46140, Israel
011–972–9–863–6888
(Address of principal executive offices)

Sue Lee, Esq., General Counsel, 7925 Jones Branch Drive, Suite 5200, McLean, VA 22102, Fax: 703-842-8227
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2013).

Ordinary Shares, par value NIS 0.15            26,472,963

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

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “CYREN”, “the Company,” “we,” “us” or “our” are to CYREN Ltd., formerly known as Commtouch Software Ltd. and its consolidated subsidiaries, namely CYREN Inc., formerly known as Commtouch Inc., CYREN Iceland  hf, formerly known as Commtouch Icelandhf, and CYREN Gesellschaft mbH, formerly known as eleven Gesellschaft zur Entwicklung und Vermarktung von Netzwerktechnologien mbH.

A.           Selected financial data

The selected consolidated statements of income data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from the Consolidated Financial Statements of CYREN included elsewhere in this Annual Report on Form 20-F, or this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from the Consolidated Financial Statements of CYREN not included elsewhere in this Annual Report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(USD and share amounts in thousands, except per share data)
Selected Data:
Revenues	$15,189	$18,161	$23,016	$23,910	$32,248
Operating income (loss)	$2,696	$3,360	$3,308	$780	$(2,107)
Net income (loss) attributable to ordinary
and equivalently participating shareholders	$5,160	$4,403	$4,598	$1,485	$(9,871)
Operating income (loss) per share	$0.11	$0.14	$0.14	$0.03	$(0.08)
Basic net earnings (loss) per share	$0.21	$0.19	$0.19	$0.06	$(0.38)
Diluted operating income (loss) per share	$0.11	$0.14	$0.13	$0.03	$(0.08)
Diluted net earnings (loss) per share	$0.20	$0.18	$0.19	$0.06	$(0.38)
Weighted average number of shares used in
computing basic net earnings per share	24,532	23,575	23,620	24,610	26,231
Weighted average number of shares used in
computing diluted net earnings per share	25,292	24,874	24,654	25,140	26,231
Total Assets	$25,190	$31,982	$39,534	$59,133	$50,933

B.           Capitalization and indebtedness

Not applicable

C.           Reason for the offer and use of proceeds

Not applicable

D.           Risk factors

FORWARD-LOOKING STATEMENTS

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

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause our actual results, performance, levels of activity, or achievements, or industry results, to be materially different from those expressed or implied by such forward-looking statements. Such forward-looking statements appear in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears below.

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Forward-Looking Statements”.

Business Risks

If the Internet security market does not accept our new cloud-based product offerings, our sales will not grow as quickly as anticipated, or at all, and our business, results of operations and financial condition would be harmed.

We are seeking to exploit our new cloud-based security platform, CYREN Web Security (CWS) to disrupt the Internet security market and our historic business model. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of cloud computing services. The market for messaging security and compliance solutions delivered as a service in particular is at an early stage relative to on-premise solutions, and these applications may not achieve and sustain high levels of demand and market acceptance.

Historically, companies have used signature-based security products, such as firewalls, intrusion prevention systems, or IPS, anti-virus, or AV, and web and messaging gateways, for their IT security.  These enterprises may be hesitant to purchase our cloud-based security offering if they believe that our signature-based products or those of our competitors are more cost-effective, provide substantially the same functionality or otherwise provide a sufficient level of IT security. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software or hardware appliances for these applications into their businesses, and currently, most enterprises have not allocated a fixed portion of their budgets to protect against next-generation advanced cyber attacks. As a result, to expand our customer base, we need to convince potential customers to allocate a portion of their discretionary budgets to purchase our products and services. If we do not succeed in convincing customers that our offerings should be an integral part of their overall approach to IT security, our sales will not grow as quickly as anticipated, or at all, which would have an adverse impact on our business, results of operations and financial condition.

In addition, many enterprises may be reluctant or unwilling to use cloud computing services because they have concerns regarding the risks associated with its reliability and security, among other things, of this delivery model, or its ability to help them comply with applicable laws and regulations. If enterprises do not perceive the benefits of this delivery model, then the market for our services and our sales would not grow as quickly as we anticipate or at all and our business, results of operations and financial condition would be harmed.

If the market does not continue to respond favorably to our traditional Internet security solutions, including our CYREN EmailSecurity, antispam solutions, embedded antivirus, new cloud-based solutions or Uniform Resource Locator (URL) filtering solutions or our future solutions do not gain acceptance, we will fail to generate sufficient revenues.

Our success depends on the continued acceptance and use of our traditional Internet security solutions by current and new businesses, Original Equipment Manufacturers, or OEMs, and service provider customers, plus the interest of such customers in our newest offerings. We have been selling our inbound anti-spam products for over nine years, our Zero-Hour™ virus outbreak detection product for approximately eight years, our GlobalView™ Mail Reputation perimeter defense solution for approximately seven years, our URL filtering solutions for over five years, our outbound spam solution for approximately three years and the CYREN Antivirus solution for over four years.

As the markets for messaging, antivirus and web security products continue to mature and consolidate, we are seeing increasing competitive pressures and demands for even higher quality products at lower prices. This increasing demand comes at a time when Internet security threats are more varied and intensive, challenging top end solutions to keep their performance at an industry-acceptable level of accuracy. If our solutions do not continue to evolve to meet market demand, or newer products on the market prove more effective, our business could fail.  Also, if growth in the markets for these solutions begins to slow, our business, results of operations and financial condition will suffer dramatically.

If we are unable to effectively integrate recent and future acquisitions and investments, our business operations and financial results will suffer.

Our success will depend, in part, on our ability to expand our service and product offerings and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may decide to do so through the acquisition of complementary businesses and technologies rather than through internal development, including, for example, our 2012 acquisition of the antivirus business of the Icelandic company, Frisk Software International (“Frisk”) and the German Internet security company eleven GmbH (“eleven”).   For a relatively small organization such as CYREN, the acquisition of two companies within less than six months, in two very different parts of the world, is an extremely complex and challenging venture.

If we encounter further difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of these companies or any other company that we acquire, the revenue and operating results of the combined company could be adversely affected.  The risks we face in connection with acquisitions, including those we are facing in our recent acquisitions of Frisk and eleven, include:

•	disruption of our ongoing business, diversion of resources, increased expenses and distraction of our management from operating our business to addressing acquisition integration challenges;

•	additional legal and regulatory compliance ;

•	cultural challenges associated with integrating employees from the acquired companies into our organization;

•	inability to retain key employees from the acquired companies;

•	inability to strengthen our competitive position, achieve our strategic goals, generate sufficient financial return to offset acquisition costs or realize the expected benefits of the acquisition;

•
failure to identify significant problems or liabilities, including liabilities resulting from the acquired companies' pre-acquisition failure to comply with applicable laws, during our pre-acquisition due diligence;

•	entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	difficulties in, or inability to, successfully sell any acquired products or services;

•	coordination of research and development, sales and marketing, accounting, human resources and other general and administrative systems;

•	changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisitions;

•
liability for activities of the acquired companies before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and litigation; and

•	unanticipated write-offs or charges.

The occurrence of any of these risks could have a material adverse effect on our business operations and financial results.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

The market for security products and services is intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards and frequent new product introductions and improvements. We anticipate continued challenges from current competitors, which in many cases enjoy greater resources than us, as well as by new entrants into the industry. If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could weaken, and we could experience a decline in our revenue that could adversely affect our business and results of operations.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	greater name recognition and larger customer bases;
•	larger sales and marketing budgets and resources;
•	broader distribution and established relationships with channel and distribution partners and customers;
•	greater customer support resources;
•	direct selling to end users;
•	lower labor and research and development costs; and
•	substantially greater financial, technical and other resources.

In addition, some of our larger competitors have substantially broader product offerings and may be able to leverage their relationships with distribution partners and customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, subscriptions and services, including by selling at zero or negative margins, product bundling or offering closed technology platforms. Some of our competitors also sell directly to end users and, therefore, have a larger addressable market.

Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. As a result, even if the features of our offerings are superior, customers may not purchase our services or products. In addition, innovative start-up companies, and larger companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with our product and services. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected.

Some of our competitors have acquired businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered, such as Proofpoint’s acquisition of Sendmail and Armorize, IBM’s acquisition of Trusteer, Blue Coat’s acquisition of Solera, FireEye’s acquisition of Mandiant, and Palo Alto’s acquisition of Cyvera. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and end user needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily, or develop and expand their product and service offerings more quickly than we can. Due to various reasons, organizations may be more willing to incrementally add solutions to their existing security infrastructure from competitors than to replace it with our solutions. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, and loss of market share. Any failure to meet and address these factors could seriously harm our business and operating results.

Also, many of our smaller competitors that specialize in providing protection from a single type of business security threat may deliver these specialized business security products to the market more quickly than we can or may introduce innovative new products or enhancements before we do. Conditions in our markets could change rapidly and significantly as a result of technological advancements.

If we are unable to enhance our existing solutions and develop new solutions, our growth will be harmed.

Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing solutions and to introduce new solutions. The success of any enhancement or new solution depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or solution. Any enhancement or solution we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new solutions or enhance our existing solutions to meet customer requirements, we may not grow as expected.

We cannot be certain that our development activities will be successful or that we will not incur delays or cost overruns.  Furthermore, we may not have sufficient financial resources to identify and develop new technologies and bring enhancements or new solutions to market in a timely and cost-effective manner. New technologies and enhancements could be delayed or cost more than we expect, and we cannot ensure that any of these solutions will be commercially successful if and when they are introduced.

Adverse conditions in the national and global financial markets could have a material adverse effect on our business, operating results and financial condition.

Our financial performance depends, in part, on the state of the economy, which deteriorated in the recent broad recession, and which may further deteriorate in the future. Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the information technology industry, resulting in reduced demand for our solutions as a result of continued constraints on IT-related capital spending by our customers and increased price competition for our solutions.

If the economies of countries in which our customers and potential customers are located continue to be weak or weaken further, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our services and longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end user market could negatively affect the cash flow of our OEM and service provider partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition.

If the perceived general level of advanced cyber attacks declines, demand for our solutions may decrease, our cost of doing business may increase and our business could be harmed.

Our business is substantially dependent on enterprises recognizing that advanced cyber attacks are pervasive and are not effectively prevented by legacy security solutions. High visibility attacks on prominent enterprises and governments have increased market awareness of the problem of advanced cyber attacks and help to provide an impetus for enterprises to devote resources to protecting against advanced cyber attacks, such as purchasing our services and products and broadly deploying our services and products within their organizations. If advanced cyber attacks were to decline, or enterprises perceived that the general level of advanced cyber attacks have declined, our ability to attract new customers and expand our offerings within existing customers could be materially and adversely affected. A reduction in the threat landscape could increase our sales cycles and harm our business, results of operations and financial condition.

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

We depend upon OEM partners, service providers and resellers to sell all of our products, and if our partners fail to perform, our ability to sell and distribute our products and services will be limited, and our operating results will be harmed.

We expect to continue to be dependent upon OEM partners and service providers for a significant portion of our revenues, which will be derived from sales of our messaging, antivirus and web security solutions. We also expect resellers to become important in the distribution of our newer cloud-based Internet security solutions such as CYREN WebSecurity (“CWS”).

We anticipate that in the future we will derive a substantial portion of the sales of CWS through channel partners. In order to scale our channel program to support growth in our business, it is important that we help our partners enhance their ability to independently sell and deploy our solutions. We may be unable to successfully expand and improve the effectiveness of our channel sales program.

Our operating results and financial condition may be materially adversely affected if:

• anticipated orders or payments from these customers fail to materialize;

• our customers cease the promotion of our business or begin to promote additional solutions;

• our customers are acquired by larger companies who may have other relationships or technologies that lead to the displacement or termination of CYREN contracts;

• our customers do not live up to their contractual agreements or fail to pay for services rendered; or

• our customers’ businesses fail.

If we are unable to maintain our relationships with these channel partners, or otherwise develop and expand our indirect distribution channel, our business, results of operations, financial condition or cash flows could be adversely affected.

Our quarterly operating results may fluctuate, which could adversely affect the value of your investment.

Our revenues and operating results could vary significantly from period to period as a result of a variety of factors, many of which are outside of our control. As a result, comparing our revenues and operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. We may not be able to accurately predict our future revenues or results of operations. We base our current and future expense levels on our operating plans and sales forecasts, and our operating costs are relatively fixed in the short-term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. In addition, we recognize revenues from sales to some customers or resellers when cash is received, which may be delayed because of issues with those customers or resellers. If our revenues or operating results fall below the expectations of investors or any securities analysts that cover our stock, the price of our common stock could decline substantially.

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

•	the effectiveness of our end user support, whether provided by our customers or directly by CYREN.

Our ability to continue to increase our revenues will depend on our ability to successfully execute our sales and business development plan.

The complexity of the underlying technological base of messaging, antivirus and web security solutions, and the current landscape of the markets, require highly trained sales and business development personnel to educate prospective resellers, OEM and service provider partners and customers regarding the use and benefits of our solutions. We continue to be substantially dependent on our sales force to obtain new customers and to drive additional use cases and adoption among our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business.

Our future success depends on our ability to sell additional solutions to our customers. This may require increasingly sophisticated and costly sales efforts and may not result in additional sales. In addition, the rate at which our customers purchase additional solutions depends on a number of factors, including the perceived need for additional solutions, growth in the number of end users, and general economic conditions. If our efforts to sell additional solutions to our customers are not successful, our business, financial condition and/or results of operations may suffer.

We rely on our management team and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.

Our success is substantially dependent on our ability to attract, retain and motivate the members of our management team and other key employees throughout our organization. Competition for highly skilled personnel is intense, especially in Israel, Berlin, Reykjavík, Palo Alto, and the Washington D.C. area, where we have an office and a need for highly skilled personnel. We may not be successful in attracting qualified personnel to fulfill our current or future needs. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. Also, to the extent we hire employees from mature public companies with significant financial resources, we may be subject to allegations that such employees have been improperly solicited, that they have divulged proprietary or other confidential information or that their former employers own such employees’ inventions or other work product.

In addition, we believe that it is important to establish and maintain a corporate culture that facilitates the maintenance and transfer of institutional knowledge within our organization and also fosters innovation, teamwork, a passion for customers and a focus on execution. Our Chief Executive Officer and certain other key members of our management and finance teams have only been working together for a relatively short period of time. If we are not successful in integrating these key employees into our organization, such failure could delay or hinder our product development efforts and the achievement of our strategic objectives, which could adversely affect our business, financial condition and results of operations.

The loss of our software developers or senior operations personnel may also adversely affect the continued development and support of both our current messaging, antivirus and web security solutions and future solutions presently included in our roadmap for development, thereby causing our operating results to suffer and the value of your investment to decline.

We do not have employment agreements inclusive of set periods of employment with any of our key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies, listing us as a beneficiary, on any of our employees. If one or more of our key employees resigns or otherwise ceases to provide us with their service, our business, financial condition and/or results of operations could be harmed.

Our business and operating results could suffer if we do not successfully address potential risks inherent in doing business overseas.

We market and sell our products throughout the world and have personnel in many parts of the world. In addition, we have sales offices and research and development facilities outside the United States and we conduct, and expect to continue to conduct, a significant amount of our business with companies that are located outside the United States, particularly in Israel, Asia and Europe.  We also enter into strategic distributor and reseller relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful strategic distributor relationships internationally or recruit additional companies to enter into strategic distributor relationships, our future success in these international markets could be limited. Business practices in the international markets that we serve may differ from those in the United States and Israel and may require us in the future to include terms other than our standard terms in customer contracts, although to date we generally have not done so. To the extent that we enter into customer contracts in the future that include non-standard terms related to payment, warranties, or performance obligations, our operating results may be adversely impacted.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•	the uncertainty of protection for intellectual property rights in some countries;

•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our products required in foreign countries;

•	the potential that our operations in Israel and the U.S. may limit the acceptability of our products to some foreign governments, and vice versa;

•
greater risk of a failure of foreign employees, partners, distributors, and resellers to comply with both U.S. and foreign laws, including antitrust regulations, and any trade regulations ensuring fair trade practices;

•
heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	the potential for acts of terrorism, hostilities or war;

•	increased expenses incurred in establishing and maintaining office space and equipment for our multinational operations;

•	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	fluctuations in exchange rates between the U.S. dollar, NIS and foreign currencies in markets where we do business; and

•	general economic and political conditions and uncertainties in these foreign markets.

These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, operating results, and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

Our web security solutions may be adversely affected if we are not able to receive sufficient components from third party suppliers.

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

The messaging, antimalware and web security industries are characterized by difficult technological challenges, sophisticated distributors of Internet security threats, multiple-variant viruses, advance persistent threats, unique phishing scams and constantly evolving malevolent software distribution practices and targets that could render our solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing messaging, antimalware and web security solutions and to develop new solutions, functions and technology that address the potential needs of prospective and current customers and their users.

Many of our end users operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex IT networks, incorporating a variety of hardware, software applications, operating systems and networking protocols. As their technologies and business plans grow more complex, we expect these customers to face new and increasingly sophisticated methods of attack. We face significant challenges in ensuring that our solutions effectively identify and respond to these advanced and evolving attacks without disrupting our customers’ network performance. As a result of the continued rapid innovations in the technology industry, including the rapid growth of smart phones, tablets and other devices and the trend of “bring your own device” in enterprises, we expect the networks of our end users to continue to change rapidly and become more complex.

We have identified a number of new products and enhancements to our platform that we believe are important to our continued success in the IT security market. For example, in February 2014, we announced the introduction of CWS, our first service launched through our cloud infrastructure that offers end users secure browsing from any device, anywhere. We may not be successful in developing and marketing, on a timely basis, such new products or enhancements or that our new products or enhancements will adequately address the changing needs of the marketplace. In addition, some of our new products and enhancements may require us to develop new architectures that involve complex, expensive and time-consuming research and development processes. Although the market expects rapid introduction of new products and enhancements to respond to new threats, the development of these products and enhancements is difficult and the timetable for commercial release and availability is uncertain, as there can be significant time lags between initial beta releases and the commercial availability of new products and enhancements. We may experience unanticipated delays in the availability of new products and enhancements to our platform and fail to meet customer expectations with respect to the timing of such availability. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing, releasing and making available on a timely basis new products and enhancements to our services and products that can adequately respond to advanced threats and our customers’ needs, our competitive position and business prospects will be harmed. Furthermore, from time to time, we or our competitors may announce new products with capabilities or technologies that could have the potential to replace or shorten the life cycles of our existing services products. Announcements of new products could cause customers to defer purchasing our existing services or products.

Additionally, the process of developing new technology is expensive, complex and uncertain. The success of new products and enhancements depends on several factors, including appropriate component costs, timely completion and introduction, differentiation of new products and services from those of our competitors, and market acceptance. To maintain our competitive position, we must continue to commit significant resources to developing new products or services before knowing whether these investments will be cost-effective or achieve the intended results. We may not be able to successfully identify new product opportunities, develop and bring new products or services to market in a timely manner, or achieve market acceptance of our platform. Products and technologies developed by others may render our offerings obsolete or noncompetitive. If we expend significant resources on researching and developing products or services and such products and services are not successful, our business, financial position and results of operations may be adversely affected. We may not be able to use new technologies effectively or adapt to OEM, service provider, customer or end user requirements or emerging industry standards.

Our solutions may be adversely affected by defects or denial of service attacks, which could cause our OEM and service provider partners, customers or end users to stop using our solutions.

Our messaging, antimalware and web security solutions are based in part upon new and complex software and highly advanced computer systems. Complex software and computer systems can contain defects, particularly when first introduced or when new versions are released, and are possible targets for denial of service attacks instigated by “hackers”. Although we conduct extensive testing and implement Internet security processes, we may not discover defects or vulnerabilities in our software or systems that affect our new or current solutions or enhancements until after they are delivered. Although we have not experienced any material defects or vulnerabilities to date in our messaging, antimalware and web security offerings, it is possible that, despite testing by us, defects or vulnerabilities may exist in the solutions we provide. These defects or vulnerabilities could cause or lead to interruptions for customers of our solutions, resulting in damage to our reputation, legal risks, loss of revenue, delays in market acceptance and diversion of our development resources, any of which could cause our business, financial condition and/or results of operations to suffer.

Real or perceived defects, errors or vulnerabilities in our services or the failure of our services to block malware or prevent a security breach could harm our reputation and adversely impact our business, financial condition and results of operations.

Because our products and services are complex, they have contained and may contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by our end users. For example, from time to time, certain of our end users have reported defects in our products related to performance, scalability and compatibility that were not detected before offering the service. Additionally, defects may cause our products or services to be vulnerable to security attacks, cause them to fail to help secure networks or temporarily interrupt end users’ networking traffic. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques and provide a solution in time to protect our end users’ networks. Furthermore, as a well-known provider of Internet security solutions, our networks, products, and services could be targeted by attacks specifically designed to disrupt our business and harm our reputation. Our data centers and networks may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing end user base, any of which could temporarily or permanently expose our end users’ networks, leaving their networks unprotected against the latest security threats.

Any real or perceived defects, errors or vulnerabilities in our services, or any other failure of our services to detect an advanced threat, could result in:

•	a loss of existing or potential customers or channel partners;

•	delayed or lost revenue;

•	a delay in attaining, or the failure to attain, market acceptance;

•
the expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work around errors or defects, to address and eliminate vulnerabilities, or to identify and ramp up production with alternative third-party manufacturers;

•	an increase in warranty claims, or an increase in the cost of servicing warranty claims, either of which would adversely affect our gross margins;

•	harm to our reputation or brand; and

•	litigation, regulatory inquiries or investigations that may be costly to address and further harm our reputation.

Data thieves are sophisticated, often affiliated with organized crime and operate large scale and complex automated attacks. In addition, their techniques change frequently and generally are not recognized until launched against a target. If we fail to identify and respond to new and complex methods of attack and to update our services to detect or prevent such threats in time to protect our end users’ systems, our business and reputation will suffer.

An actual or perceived security breach or theft of the sensitive data of one of our end users, regardless of whether the breach is attributable to the failure of our products or services, could adversely affect the market’s perception of our security offerings. Despite our best efforts, there is no guarantee that our products and services will be free of flaws or vulnerabilities, and even if we discover these weaknesses we may not be able to correct them promptly, if at all. Our end user customers may also misuse our products and services, which could result in a breach or theft of business data.

Our messaging, antimalware and web security solutions may be adversely affected if we are not able to receive a sufficient sampling of Internet traffic or our Detection Centers were to become unavailable.

Our messaging, antimalware and web security solutions are dependent, in part, on the ability of our Detection Centers to analyze, in an automated fashion, live feeds of Internet and web related traffic received through our services to customers and other contractual arrangements.  If we were to suffer an unanticipated, substantial decrease in such traffic or our multiple Detection Centers become unavailable for any significant period, the effectiveness of our technologies would drop, our product offerings would become less attractive to customers/potential customers and revenues could decline.

False detection of applications, viruses, malware, spyware, vulnerability exploits, data patterns or URL categories could adversely affect our business.

Our classifications of application type, virus, malware, spyware, vulnerability exploits, data, or URL categories may falsely detect applications, content or threats that do not actually exist. This risk is heightened by the inclusion of a “heuristics” feature in our products, which attempts to identify applications and other threats not based on any known signatures but based on characteristics or anomalies which indicate that a particular item may be a threat. These “false positives”, while typical in our industry, may impair the perceived reliability of our products and may therefore adversely impact market acceptance of our services and products. If our services and products restrict important files or applications based on falsely identifying them as malware or some other item that should be restricted, this could adversely affect end users’ systems and cause material system failures. Any such false identification of important files or applications could result in damage to our reputation, negative publicity, loss of end users and sales, increased costs to remedy any problem, and costly litigation.

Our new cloud-based SecaaS offerings are nascent service offerings, so we may not see the customer traction in these offerings that we anticipate.

Security as a Service (SecaaS) is a model of cloud-based services offerings.  In February 2014, we released CWS, our cloud-based security service that provides end users secure browsing from any device, anywhere. CWS is our push into the cloud-based Internet security sector.  The solutions we are promoting and will promote to this market will enable Internet security vendors and service providers to offer fully cloud-based, Internet security solutions to their customers, without the need for the integration of a software development kit, or SDK, into their product offerings.  Among other things, this cloud-based approach is intended to speed up the process of moving our solutions to market, and ease the integration burden for our customers.

In recent years, companies have begun to expect that key security software services, such as URL filtering, be provided through a SecaaS model. In order to provide CWS via a SecaaS deployment, we have made and will continue to make capital investments to implement this alternative business model, which could negatively affect our financial results.  Even with these investments, the SecaaS business model for CWS may not be successful.   Because of the newness of the technologies involved and the resulting learning curve required of all employees in the sale and support of the new offerings, we cannot be certain that we will convince potential customers of the benefits of these new offerings and sell them at the rate we anticipate.  If we fall short of our expectations, and especially given the significant resources invested by us in bringing these new offerings to market, our financial results will suffer and the value of shareholder investments will decline.

If we fail to develop or protect our new brand CYREN, our business may be harmed.

In January 2014, we announced the Company would change its name from Commtouch to CYREN. We adopted our new name as we completed our transformation into a leading provider of cloud-based information security solutions that are specially designed to be deployed or private labeled by customers and partners alike.  Developing and maintaining awareness and integrity of our company and our new brand are important to achieving widespread acceptance of our existing and future offerings and are important elements in attracting new customers. The importance of brand recognition will increase as competition in our market further intensifies. Successful promotion of our brand will depend on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions at competitive prices. We plan to continue investing substantial resources to promote our brand, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand. Some of our existing and potential competitors have well-established brands with greater recognition than we have. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract and retain customers may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our solutions or higher revenue.

Investment Risks

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new services and products could reduce our ability to compete and could harm our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features to enhance our services and products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness or that otherwise restrict our ability to operate our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our CEO, Lior Samuelson, is also Chairman of our Board of Directors.  Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of the voting power in the Company (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 22.8% of our outstanding Ordinary Shares as of April 1, 2014. Included in the calculation of voting power are options exercisable by the affiliated entities within 60 days thereof (with some having an exercise price greater than the market price of our shares as of April 1, 2014). If they vote together (especially if they were to exercise all vested options into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over many matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In this regard, we know of no shareholders or voting agreement between major shareholders or between such shareholders and directors or officers.

This concentration of ownership could also delay or prevent a change in control of CYREN. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

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

Our Ordinary Shares often trade at different prices on NASDAQ and TASE.

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

Risks Relating to Operations in Israel

Conditions in Israel may limit our ability to develop and sell our products, resulting in a decline in revenues.

We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of civil unrest, and a number of state and non-state actors have publicly committed to its destruction. Political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli borders or with other countries in the region, including Iran, or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect our business and could harm our results of operations.

Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms, firms with large Israeli operations and others doing business with Israel and Israeli companies. In addition, such boycott, restrictive laws, policies or practices may change over time in unpredictable ways, and could, individually or in the aggregate, have a material adverse effect on our business in the future.

Some of our employees in Israel, including some of our executive officers, are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the armed forces. Furthermore, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. For example, in 2013, approximately four of our employees in Israel were called for active reserve duty, each serving for an average of approximately two weeks. Our operations could be disrupted by the absence, for a significant period, of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business.

Because a substantial portion of our revenues historically have been generated in U.S. dollars and the Euro, and a significant portion of our expenses have been incurred in NIS, our results of operations may be adversely affected by currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and Euros, and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS and the Euro.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected, as occurred during a portion of 2013, when the NIS and the Euro appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operational expenses and revenues. We cannot predict the trend for future years. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. To date, we have not engaged in any significant hedging transactions.  In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. Foreign currency fluctuations, and our attempts to mitigate the risks caused by such fluctuations, could have a material and adverse effect on our results of operations and financial condition.

The government programs and benefits which we previously received require us to meet several conditions and may be terminated or reduced in the future.

Through a program with the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor, or OCS, we received grants from the Government of Israel, to finance a significant portion of our research and development expenditures in Israel.  In 2012 and 2013, we received $169 thousand and $416 thousand, respectively.

In order to meet specified conditions in connection with grants and programs of the OCS, we have made representations to the Israel government about our Israeli operations.  The grant requires a minimum commitment of three years and we are required to share information with other companies and academics.   From time to time, the conduct of our Israeli operations has deviated from our forecasts.  If we fail to meet the conditions of the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future.

You may have difficulties enforcing a U.S. judgment against us and our executive officers and directors or asserting U.S. securities laws claims in Israel.

CYREN Ltd. is organized under the laws of Israel, and we maintain significant operations in Israel. In addition, most of our assets are located outside the United States.  Service of process upon our non-U.S. resident directors and enforcement of judgments obtained in the United States against them and CYREN Ltd. may be difficult to obtain within the United States.  It may be difficult to enforce civil causes of actions under U.S. securities law in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  Furthermore, there is little binding case law in Israel addressing these matters.

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

Provisions of Israeli law may delay, prevent or make difficult an acquisition of CYREN Ltd., which could prevent a change of control and therefore depress the price of our shares.

Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving officers, directors or significant shareholders and regulates other matters that may be relevant to these types of transactions.  Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of our company or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law.  The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval.  In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.  There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions.  These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

Among other things, we may follow home country practice with regard to composition of our Board of Directors, or Board, and quorum requirements at shareholders’ meetings.  In addition, we may follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company.

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

Item 4. Information on the Company.

A.           History and development of the Company

We were incorporated as a private company under the laws of the State of Israel on February 10, 1991 and our legal form is a company limited by shares.  We became a public company on July 15, 1999 under the name Commtouch Software Ltd.  In January 2014, we changed our legal name to CYREN Ltd.

Our principal executive offices are located at 1 Sapir Rd., 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya, 46140 Israel, where our telephone number is 972–9–863–6888.  Our Amended and Restated Articles of Association, or Articles of Association, are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection at that office.

Our authorized agent in the United States is our subsidiary, CYREN Inc. located at 7925 Jones Branch Drive, Suite 5200, McLean, Virginia 22102.

PROPERTY AND EQUIPMENT, NET

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cost:
Computers and peripheral equipment	$4,717	$5,848	$7,350
Office furniture and equipment	640	848	1,112
Motor vehicles	45	10	10
Leasehold improvements	1,195	1,225	1,581

	6,597	7,931	10,053

Less accumulated depreciation	(5,712)	(6,323)	(7,379)

Property and equipment, net	$885	$1,608	$2,674

The Company finances the capital expenditures from operations. The Company continues to invest in capital expenditures that support the growth of the Company’s business and support the rollout of new products and services.

B.           Business Overview

CYREN is a global leader in information security solutions for protecting web, email and mobile transactions. We are a pioneering security-as-a-service provider of integrated cloud-based security technology providing cost-effective, easily deployed solutions that mitigate external and internal threats, including modern cyber-threats, advanced malware attacks, information leaks, legal liability and productivity loss through global data detection, prevention and intelligence. CYREN delivers innovative security services and detection technologies, designed to protect end users from virus, phishing and malware attacks across all their devices, wherever end users are.

Organizations rely on the Internet and email to conduct business, and frequently send critical or confidential information outside their network perimeters as part of their established business processes. Accelerating use of rich web-based applications with real-time interaction, social web sites with user-generated content, and the rise of cloud services, are increasing the volume and value of information transmitted across the Internet. At the same time, the cost and number of security breaches involving data loss has increased, and regulatory compliance requirements have become more stringent. These trends support the need for unified, organization-wide web and email security solutions that include data loss prevention capabilities and address the dynamic nature of both web content and cyber-threats.

A fundamental shift in the sources of cyber crime, from hackers to organized crime and governments, combined with the emergence of international data trafficking and sophisticated advanced persistent threats (“APTs”), polymorphic threats, zero-day exploits, and user-transplant “drive-by” downloads, is driving an unprecedented wave of targeted, malicious attacks designed to steal valuable information. At the same time, the growth of business-to-business collaboration, as well as the consumerization of IT and the associated adoption of mobile devices and unmanaged Internet-based applications, has proliferated sensitive data and reduced the effectiveness of many existing security products. These factors have contributed to an increasing number of severe data breaches and expanding regulatory mandates, all of which have accelerated demand for effective data protection and security solutions.

CYREN is a leading provider of cloud-based security solutions that deliver powerful protection through global data intelligence. Regardless of the device or its location, CYREN’s easily deployed web, email, and antimalware products deliver uncompromising protection in both embedded and security-as-a-service deployments. Organizations rely on CYREN’s cloud-based threat detection and proactive security analytics to provide up-to-date spam classifications, URL categorization and malware detection services. The CYREN GlobalView™ cloud security platform leverages Recurrent Pattern Detection™ technologies to protect more than 550 million users in 190 countries.

As a trusted technology partner, CYREN provides our services to a wide array of customers and OEM and service provider distribution partners, including network and security vendors offering content security gateways, unified threat management, or “UTM”, solutions, network appliances, antivirus solutions and to service providers such as Software-as-a-Service, or SaaS, vendors, web hosting providers and Internet service providers.  With extensive OEM experience, dedicated Technical Account Management (TAM), and a customer success program, CYREN partners with our customers to help ensure success at both the technical and sales levels. Our customers include leading vendors and service providers such as:

•	web hosters and ISPs
•	SaaS/SecaaS providers
•	Networking hardware manufacturers
•	Security devices and software manufacturers
•	Content security gateways

We have invented a purpose-built, cloud-based security service that provides real-time protection to enterprises worldwide that are facing the next generation of cyber attacks. Our technology approach represents a paradigm shift in how IT security has been conducted since the earliest days of the information technology industry.

The core of our purpose-built, cloud-based security platform is CYREN’s GlobalViewTM and patented Recurrent Pattern Detection™ (RPD™) technologies which identify and protect against known and unknown threats that existing signature-based technologies are unable to detect.

The GlobalView cloud infrastructure has been operational for over 15 years and is built from multiple high-availability data centers worldwide. In addition, global points of presence ensure low latency as well as local data handling where required by country-specific legislation. End users may be routed to the CYREN cloud using a variety of options. All organizational traffic may be directed using proxy-chaining, port forwarding, or GRE tunneling. Alternatively, for roaming users, PAC (Proxy Auto Config) files may be used. CYREN also supports smartphones and tablets with a range of solutions for Android and iOS operating systems with mobile users routed through the most secure VPN tunnel.

Our Offerings

Our Offerings

The CYREN portfolio of services are grouped into solution suites:

●   Web – protection on any device, anywhere
●    Email – guards email inboxes from outbound and incoming attacks
●    AntiMalware – proactive security to combat new and emerging threats

Our services are deployed through various means, including (i) through the integration of an SDK, which, upon integration, is then able to communicate with our worldwide cloud detection centers that provide our customers and users with the most up to date protection against the latest Internet threats; and (ii) through our cloud-based Secaas platform.

CYREN WebSecurity (CWS)

The fast-growing web Security as a Service (SecaaS) market provides a tremendous opportunity to vendors and service providers who are able to enter this space. There are several reasons for the fast adoption of the SecaaS cloud model including: an increasingly mobile workforce; the bring your own device (BYOD) trend; business and user applications that have moved to the cloud; the increased cost and complexity of managing a myriad of on-site solutions across multiple remote offices. These factors have created a shift in the way small and medium businesses and enterprises are looking to consume web security. There are also the additional needs of compliance – ensuring that inappropriate or illegal sites are not visited from company infrastructure - and employee productivity – ensuring that company time and bandwidth is not wasted on unnecessary web usage.

CYREN has developed our proprietary solution, CYREN WebSecurity (CWS), for cloud-based protection of our customer’s devices against web-borne threats.  CWS includes cloud based URL filtering and antimalware protection. CWS has been designed and built from the ground up as a private-label service to enable our partners to quickly enter this exciting market. CWS can be deployed through multiple channels, versatile multi-tenant partner, reseller, distributor, and customer relationships enable any channel, licensing, or sales ecosystem. CWS has an intuitive web interface that streamlines provisioning and configuration tasks for all partner tiers and for all organizational resources including mobile. CWS builds on our threat-sharing GlobalView network, extensive experience operating security services, and complementary security technologies such as antivirus and APT Detection to provide the highest levels of protection for end users.

GlobalView URL Filtering SDK

CYREN offers embedded URL filtering services, called GlobalView URL Filtering SDK, which can be installed on the partner’s machine through SDK.  Embedded URL filtering SDK allows us to combat emerging web threats with a URL categorization service designed for maximum security via a global platform with top-rated end user experience based on low-latency, and support for local browsing behaviors.

The vast size of the Internet coupled with the unique browsing habits of individual customers created the need to move the traditional URL database “into the cloud,” overcoming local storage limitations and providing customers with information tailored to meet their specific needs.

Embedded URL Filtering works like this:

1.	The GlobalView URLF SDK is installed on the partner device (e.g. Web Security Gateway).

2.	The partner device receives an http or https request.

3.
The device uses the GlobalView SDK to check the URL classification. The GlobalView URLF engine first checks its local cache for URL values; typically more than 99% of queries are locally resolved by the cache.

4.	If necessary, the GlobalView URLF engine queries the CYREN Detection and Classification Center for relevant updates.

5.	The partner device blocks, allows or strips content according to the classification it receives from the GlobalView URLF engine.

The GlobalView Cloud provides broad, up-to-date coverage of URLs for an end user.  CYREN is able to provide high categorization accuracy because of our powerful cloud analysis engines and global data sources.  Each SDK installation can include a local cache that automatically customizes itself depending on its usage which allows us to deliver the most relevant data at fast speeds.

CYREN URL Filtering requests between the SDK and the CYREN cloud infrastructure are satisfied in a few milliseconds or less, so latency is not an issue. We employ a combination of deep coverage and highly accurate categorization to ensure the best possible browsing experience for end users.

CYREN Embedded Antivirus

CYREN Antivirus SDK is the result of nearly 20 years of history, experience, and adaptive development by the industry’s most capable and well-known engineers. CYREN Antivirus technologies protect millions of users, scan more than 4 billion emails per week, and are trusted by many of the largest software, hardware and Internet services companies.

CYREN Embedded AntiVirus provides broad protection against new and zero-hour threats.  Our modular design gives partners industry-leading performance through ultra-low processing, memory, storage, and bandwidth consumption.   CYREN Embedded Antivirus SDK offers superior, efficient detection with a small footprint, appropriate for integration into a wide variety of products or services. This award-winning engine blocks malware of all types, including worms, Trojans and spyware. CYREN Embedded Antivirus has been defending against malware for over 20 years.

With CYREN Embedded Antivirus integrated into the vendor device or application, objects (files, web scripts, emails, etc.) are scanned and classified by our antivirus engine. This enables our partners to delete or quarantine these objects and block malicious web scripts before they can impact the end users.  CYREN Embedded Antivirus can be deployed within multiple software applications and hardware platforms as diverse as UTMs, Network Attached Storage, Network Routers, and Mobile platforms.

The CYREN Embedded AntiVirus engine uses a modular framework. Each Threat Protection Module within the framework scans specific objects, for example PDF files, or searches for specific virus types (e.g., polymorphic viruses). This architecture is more flexible than the monolithic engines of competitors - new modules can be added quickly to combat new threats without having to change existing ones – giving faster protection from evolving threats.

The modular architecture also means faster deployment for our partners. Quality Assurance testing of the engine is completed far more rapidly after module updates or additions since existing modules are left untouched. We use a minimal number of function calls for integration of the engine, speeding integration time. Also, new features are exposed by adding parameters without changing the basic function call set; ensuring backward compatibility and easier management of deployed product.

CYREN EmailSecurity

Email is by far the largest repository of unstructured data, so the ability to effectively secure email inboxes from unwanted spam and threats like malware and phishing is critical. Today’s preferred delivery model for both providers and customers for this protection is “as-a-service”. CYREN EmailSecurity combines inbound and outbound antispam, antivirus, and virus outbreak detection components in a seamless, easy end user experience. CYREN EmailSecurity uses the CYREN GlobalView™ Cloud, which collects and analyzes billions of transactions per day, to deliver unmatched insight into, and protection against emerging security threats. Our patented Recurrent Pattern Detection (RPD) automatically analyzes collected traffic to provide accurate spam and phishing classifications based on a unique global view of outbreaks

CYREN EmailSecurity frees inboxes of spam, viruses, and phishing threats without blocking important business messages — protecting email users whenever, wherever, and on whatever device they need.  CYREN EmailSecurity processes each email message before it enters the end-user's system. If spam or malware is detected, CYREN EmailSecurity handles the message according to the policy defined by the user administrator. All email categorization and reporting details can be viewed in the CYREN EmailSecurity dashboard.

To protect customer privacy, emails are fingerprinted and then only fingerprints are analyzed against the RPD database. In this way, no sensitive customer data is ever sent to the cloud. If the email is spam, or contains malware it is processed according to the customer’s specified business rules, with options such as reject, tag and deliver, reroute, or send to quarantine.

Outbound Anti-Spam

One of the biggest challenges service providers face springs from inside their own infrastructure. Spam attacks emanating from within cause irreparable damage to business and network reputation and customer confidence. Unlike other solutions, CYREN Outbound AntiSpam (OAS) neutralizes this challenge at the source.

CYREN patented Recurrent Pattern Detection technology analyzes and compares email traffic to established local and global patterns, detecting outbound spam within seconds. All malware, spam, or phishing emails found are deleted immediately and a full report detailing their source along with samples of malicious emails is sent to the administrator for remediation.

Sales and Marketing

Our goal is to increase sales to new customers and increase renewals, upgrades and other incremental business to existing customers by expanding our security offerings and increasing the number and productivity of the OEM, distributors and resellers who sell our products to end user customers worldwide.

We sell our products and services internationally in approximately 190 countries primarily through third party distribution channels comprised of distributors and value-added resellers with substantial support from our internal sales team and sales engineers.  Generally, our SDK products are provided to OEM and service provider customers, who in turn integrate the software into their product or service offerings for sale or provision of our services to their customers.  We are paid service fees under a variety of fee structures, including fixed fee and fee sharing arrangements.

Our enterprise anti-spam and Zero-Hour virus outbreak detection gateway, CSAM antivirus and F-PROT antivirus services, are sold through resellers, who typically pay us pre-negotiated fees after each sale is closed with a reseller’s customer.

As part of our strategy to expand our business to existing customers and to grow sales to channel partners, as well as new customers through expanded market coverage, we increased headcount in our sales force in 2013 and plan to further increase headcount in 2014.

CYREN sales are managed by our Senior Vice President, Worldwide Sales, who is based in our Virginia office and who works closely with our sales teams in the Americas, Europe, Middle East and Africa (EMEA) and Asia Pacific (APAC).

Our marketing efforts are designed to increase recognition of CYREN as a leading provider of cloud-based security solutions that deliver powerful protection through unmatched data intelligence. With our new CYREN brand, we are focused on building brand equity by developing a reputation for easily deployed web, email, and antimalware products that deliver uncompromising protection in both embedded and security-as-a-service deployments. Emphasizing CYREN’s cloud-based threat detection and proactive security analytics to provide up-to-date spam classifications, URL categorization and malware detection services helps to define the brand accurately.

We focus our marketing activities on business executives, including product and business development security professionals and, upper level management. We actively manage our public relations programs, communicating directly with security professionals, industry analysts and the media in an effort to promote greater awareness of the growing problems caused by advanced malware attacks, viruses, spam, phishing and ransomware.

Our marketing initiatives include:

•	digital advertising promoting CYREN solutions, technologies, partnerships and benefits in security trade magazines and other business-oriented periodicals;
•	participating in and sponsorship of trade shows and industry events;
•	providing access to the CYREN Security Lab, which informs visitors of real-time security threats;
•	conducting webinars and training sessions for our sales organization and partners; and
•	utilizing our website and other social media to provide product and company information to our customers and interested parties.

Our Chief Marketing Officer develops and directs the marketing strategy and initiatives from our Virginia office with regionalization accomplished through marketing personnel in our international offices.

Intellectual Property

We regard our patented and patent pending anti-spam and antivirus technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights.

During 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed in the United States an anti-spam related patent application, claiming priority based on the filing of U.S. Provisional Patent Application. This application remains pending. During 2006, we filed in the United States a provisional patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related).  This provisional application was converted to a formal patent application and that application was then divided into three pending applications. The United States Patent and Trademark Office issued us a new patent under the original application – United States Patent No. 7,849,186.  In 2011, a divisional patent was issued in connection with one of those split applications – United States Patent No. 7,991,919, which will have a term concurrent with US Patent No. 7,849,186. On May 29, 2012 and on June 5, 2012, two additional divisional patents were issued in connection with the final two split applications – United States Patent No. 8,190,737 and United States Patent No. 8,195,795, respectively, both of which also will have a term concurrent with U.S. Patent 7,849,186.  In 2013, we filed in the United States a new application for a patent regarding a unified platform that leverages the various proprietary Internet security tools we employ to resolve security threats. We may seek to patent certain additional software or other technology in the future.

We filed trademark applications for “CYREN”.  We are actively maintaining our registered trademark for “Commtouch”, which is registered in the U.S., Canada, Israel, European Union and China. Through acquisition, we also acquired registered trademarks in “FRISK”, “F-PROT”, “eleven”, “Expurgate”, “Command Antimalware” and “Galileo”. We are allowing the registration of Command Interceptor to lapse, and may allow others of these trademarks to lapse over time.  A previous registration of "PRONTO" in Canada is still in force, but we are not maintaining this registration and it will lapse in 2014. Since at least September 2003, we have claimed commom law trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our messaging security solutions.  We have also been claiming common law trademark rights in “Zero-Hour” in relation to our virus outbreak detection product (and more recently one of our web security products) and “GlobalView” in relation to our Internet Protocol, or IP, reputation and web security products, as well as our “cloud computing” network infrastructure.

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

Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement by us and/or our customers of the trademarks and other intellectual property rights of third parties.  Our customer agreements typically include indemnity provisions so we may be obligated to defend against third party intellectual property rights infringement claims on behalf of our customers.  Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. During 2011, one such indemnification demand was made by a customer. During early 2013, we learned that our customer is negotiating a settlement of the matter, and we contributed a portion towards the settlement.

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the United States federal government, i.e. CAN-SPAM Act, and some individual U.S. states, with the CAN-SPAM Act superseding some state laws or certain elements thereof.

The propagation of email viruses, whether through email or websites, which are aimed at destroying or stealing third party data, is illegal under standard state and federal law outlawing theft, misappropriation, conversion, etc., without the need for special legislation prohibiting such activities on the Internet.  Despite the existence of these laws, sources for Internet viruses continue to spread multi-variant viruses seemingly without much fear of recrimination.  New laws providing for more stringent penalties could be adopted in various jurisdictions, but it is unclear what, if any, affect these would have on the antivirus industry in general and our Command Antivirus, F-PROT antivirus, Zero-Hour Virus Outbreak Detection and GlobalView URL filtering solutions in particular.

Geographic Information

The Company conducts its business on the basis of one reportable segment.

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects – “Revenue Sources” and the financial statements included elsewhere in this Annual Report. Below is a breakdown of our revenues by location (in thousands):

	Year Ended December 31,
	2011	2012	2013

Israel	$2,044	$2,541	$1,602
North America	12,655	11,847	12,726
Europe	4,869	5,737	14,407
Asia	3,036	3,484	2,717
Other	412	301	796

	$23,016	$23,910	$32,248

Competitive Landscape

The markets in which CYREN competes are intensely competitive and rapidly changing. However, we believe there are very few competitors that offer the complete package of anti-spam, antivirus (both traditional and complementary real-time offerings), IP reputation and web security protections that CYREN provides.

The principal competitive factors in our industry include price, product functionality, product integration, platform coverage and ability to scale, worldwide sales infrastructure and global technical support. Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines and services we market and distribute, possibly at a lower cost.  Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors and/or to purchase new products by way of strategic acquisitions, and to educate potential customers as to the benefits of using our products rather than developing their own products.

In the market for messaging security solutions, there are sophisticated offerings that compete with our solutions. Email defense security providers offering forms of software as a service (SaaS), packaged software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to CYREN include Google (Postini), Symantec (Brightmail), TrendMicro, Intel (McAfee) and Cisco (IronPort), Proofpoint, and Mimecast.  Messaging security providers offering solutions on an OEM basis similar to CYREN’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Vade Retro.

The market for real-time virus protection products is also constantly evolving, as those designing and proliferating viruses and other malware seek new vulnerabilities and distribution techniques, and also continue to leverage email distribution as a cost-effective medium for accurately targeting broad, numerous potential victims. CYREN’s real-time offering differs from traditional antivirus solutions (such as our Command Antimalware solution) by leveraging our global footprint and patented RPD technology to rapidly detect outbreaks, often hours or days before traditional antimalware solutions; it thereby offers a complementary solution to signature and heuristic-based antivirus engines. For this reason, our Zero-Hour virus outbreak protection engine has been deployed by several security companies and service providers.

In the market for antimalware solutions, there are vendors offering fairly effective solutions using various technologies based on signatures, emulation and heuristics.  CYREN has an exclusive OEM/service provider focus, plus an increasing focus on heuristics and zero day effectiveness.  Most companies in this space provide end user products and in some cases make software development kits available on an OEM basis.  Competitors to CYREN include McAfee, Symantec, Sophos, Kaspersky, and open source software such as Clam-AV.

In the market for web security solutions, there are advanced offerings that compete with our GlobalView URL filtering solution and CWS. Web security providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to CYREN include Intel (McAfee), WebSense, BlueCoat, Zscaler, Barracuda, and Cisco.  Web security providers offering solutions on an OEM basis similar to CYREN’s business model, and which may be viewed as direct competitors, include Webroot (BrightCloud), Symantec (RuleSpace) and IBM (ISS/Cobion).

We expect that the markets for Internet security solutions will continue to become more consolidated, with companies increasing their presence in this market or entering ancillary markets by acquiring or forming strategic alliances with our competitors or business partners, such as Proofpoint’s acquisition of Sendmail and Armorize, IBM’s acquisition of Trusteer, Blue Coat’s acquisition of Solera, FireEye’s acquisition of Mandiant, and Palo Alto’s acquisition of Cyvera.

See also disclosure under “Item 3. Key Information– Risk Factors—Business Risks— we face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations."

C.           Organizational Structure

The Company wholly owns the following main subsidiary companies, either directly or through holding companies:

a.
CYREN Inc., a Delaware corporation and a wholly owned subsidiary of the Company, which has its principal office located at 7925 Jones Branch Drive, Suite 5200, McLean, VA, 22102, tel: (703) 760-3320 where certain members of management and related personnel are located, plus one supporting office located at 1731 Embarcadero Road, Suite 230, Palo Alto, CA 94303,  tel: (650) 864–2000.

b.
CYREN Iceland hf, a limited liability company organized and existing under the laws of Iceland and wholly owned by the Company, with an office at Thverholti 18, IS-105, Reykjavik, Iceland, tel: 354-540-7400.

c.
CYREN Gesellschaft mbH, a German limited liability company owned by the Company through a holding company structure, with an office at Hardenbergplatz 2, 10623, Berlin, Germany, tel: 49 (0)30/52 0056–0.

D.           Property, plants and equipment

All of our facilities are leased.

Our office in Herzilya, Israel, is approximately 11,840 square feet and houses research and development, sales, marketing, support and administrative personnel.  Our U.S. subsidiary CYREN Inc. is headquartered in McLean, VA in an office of approximately 7,022 square feet and it houses senior management, marketing, sales, and administrative personnel; and its office in California (approximately 3,332 square feet), is staffed by hosting (operations), sales and administrative personnel.  Our subsidiary CYREN Iceland hf is located in Reykjavik, Iceland in an office of approximately 10,764 square feet, which houses antivirus operations, sales and some administrative personnel.  Our subsidiary CYREN GmbH is based in Berlin, Germany in an office of approximately 10,333 square feet, which houses research and development, operations, sales, marketing and administrative personnel.

Item 4A.  Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. In September 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc.  On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk. The acquisition has enabled the Company to provide antivirus technology utilizing the combined resources of both organizations. It has also helped support the launch of a private label antivirus solution for the OEM and service provider markets while also enhancing the Company's SaaS capabilities. On November 16, 2012, the Company completed the acquisition of eleven.  The acquisition of eleven has enabled CYREN to accelerate delivery of private label cloud–based security solutions specifically designed for the OEM and service provider markets.

Critical Accounting Policies and Estimates

This “Item 5. Operating and Financial Review and Prospects” section is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Accounting for Stock–Based Compensation

ASC 718 - "Compensation-Stock Compensation" ASC 718, requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

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

The Company applies ASC 718, and ASC 505-50, "Equity Based Payments to Non Employees", or ASC 505-50, with respect to options issued to non-employees.

The fair value for options granted in 2011, 2012 and 2013 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2011	2012	2013

Volatility	68%-70%	38%-51%	37%-47%
Risk-free interest rate	0.6%-2.1%	0.5%-0.9%	0.5%-1.5%
Dividend yield	0%	0%	0%
Expected life (years)	3.6-4.8	3.8-4.9	3.5-4.9

Revenue Recognition

The Company derives its revenues from the delivery of real-time cloud-based services for each of the email security, web-filtering, and antimalware offerings.

Revenue is recognized when there is a persuasive evidence of an arrangement, the service has been rendered, the collection of the fee is probable and the amount of fees to be paid by the customer is fixed or determinable.

Revenues from such services are recognized ratably over the contractual service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

Accounting for Income Tax

We account for income taxes in accordance with FASB ASC 740, "Income Taxes."  ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized.

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

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value determined using market capitalization. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company performs an annual impairment test at December 31, of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

During 2012 and 2013, no impairment losses have been identified.  In 2011, impairment losses of $502 thousand were recorded in respect of covenants not to compete.

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

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset group to the future undiscounted cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

During 2012 and 2013, no impairment losses have been identified. In 2011, impairment losses of $502 thousand were recorded in respect of covenants not to complete.

Fair Value Measurements

The carrying amounts of cash and cash equivalents, trade receivables, prepaid expenses, other receivables and trade payables, approximate their fair values due to the short-term maturities of such financial instruments.

The Company measures its earn-out consideration at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the instruments are categorized as Level 3.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value of the earn-out considerations is the discounted cash-flow method. The assumptions used in the valuation of the earn-out considerations as of December 31, 2013 included forecasted undiscounted future cash-flows and a weighted average cost of capital of 18.3% related to the earn-out originating from the Frisk acquisition and 16.4% related to the earn-out originating from the eleven acquisition.

A.           Operating results

Results of Operations

The following table sets forth financial data for the years ended December 31, 2011, 2012 and 2013 (in thousands):

	2011	2012	2013
Revenues	$23,016	$23,910	$32,248
Cost of revenues	4,091	4,350	7,201
Gross profit	18,925	19,560	25,047
Operating expenses:
Research and development, net	5,410	6,281	9,156
Sales and marketing	5,486	5,860	10,886
General and administrative	4,721	6,639	10,388
Adjustment to earnout consideration	-	-	(3,276)
Total operating expenses	15,617	18,780	27,154
Operating income (loss)	3,308	780	(2,107)
Loss from sale of investment in affiliate	-	-	(1,289)
Financial income (expense), net	(27)	80	(1,255)

Income (loss) before taxes on income	3,281	860	(4,651)
Tax benefit (expense)	1,317	625	(5,220)

Net income (loss)	$4,598	$1,485	$(9,871)

Comparison of Years Ended December 31, 2013 and 2012

Revenues. Revenues for 2013 increased by $8.3 million from $23.9 million in 2012 to $32.2 million in 2013, which represents a 35% increase.  The increase is mainly due to a full year of revenue from the 2012 fourth quarter acquisition and the consolidation of eleven and Frisk.

Cost of Revenues. Cost of revenues increased by $2.8 million from $4.4 million in 2012 to $7.2 million in 2013, which represents a 66% increase. The increase in 2013 is mainly due to the full year consolidation of eleven and Frisk into the Company.  These increases include higher facility costs and hosting expenses aimed to serve the increasing number of our customers, intangible amortization, certain fees, and payroll costs.

Research and Development, Net.  Research and development expenses increased by $2.9 million and amounted to $9.2 million in 2013 compared to $6.3 million in 2012.  The increase was mainly due to the full year consolidation of eleven and Frisk.  Payroll and related expenses increased primarily due to the manpower investment related to two significant product development launches, CYREN Web Security (CWS) and Advanced Persistent Threat (APT).  Research and development expenses also include $0.3 million of expenses for equity based compensation, compared to $0.2 million of expenses in 2012.

Sales and Marketing. Sales and marketing expenses increased by $5.0 million and amounted to $10.9 million in 2013, compared to $5.9 million in 2012. The increase is due in part to the full year consolidation of eleven and Frisk compared to a partial fourth quarter of expenses in 2012. The increase includes intangible amortization, payroll costs due to the Company’s focus on growth, and rebranding.  Sales and marketing expenses in 2013 included $0.3 million expenses in connection with equity based compensation, compared to $0.2 million of expenses in 2012.

General and Administrative. General and administrative expenses increased by $3.8 million, from $6.6 million in 2012 to $10.4 million in 2013. $1.7 million of the total increase is due to the full year consolidation of eleven and Frisk. Payroll and related costs increased over 2012 partially due to the migration of some of the management functions to the U.S. headquarters and the investment in senior management, including related recruiting expenses, to support the future growth of the Company. Rent and occupancy costs also increased due to office relocation in Israel, Virginia and California, and improvements to the facilities.  In 2012 there were $0.8 million of acquisition related costs of eleven and Frisk. In 2013, general and administrative expenses included $0.8 million expenses in connection with equity based compensation, compared to $0.8 million of expenses in 2012.

Loss from Sale of Investment in Affiliate.  In 2013, the Company sold its investment in its affiliate for a consideration of $194 thousand and recognized a loss from sale of investment of $1,289 thousand as of December 31, 2013.

Financial Income (Expense), Net. Financial income (expenses), net, resulted in net expenses in the amount of $1.3 million compared to income of $0.08 million in 2012.  In 2013, $0.9 million is related to the earnout accretion for eleven and Frisk compared to $0.2 million in 2012.

Tax Benefit (Expense). Tax benefit decreased by $5.8 million from $0.6 million in 2012 to a tax expense of $5.2 million in 2013. Management currently believes that based upon its estimations for future taxable income, it is more likely than not that the deferred tax assets regarding the loss carryforwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value. As a result, in 2013, we recorded an adjustment to the deferred tax assets and liabilities of $5.0 million. In addition, current taxes of $0.2 million were recorded on account of the Company's German subsidiary.

Comparison of Years Ended December 31, 2012 and 2011

Revenues. Revenues increased by $0.9 million from $23.0 million in 2011 to $23.9 million in 2012, which represents a 4% increase.  The increase is mainly due to the acquisition and the first consolidation of eleven and Frisk into CYREN in the fourth quarter of 2012.

Cost of Revenues. Cost of revenues increased by $0.3 million from $4.1 million in 2011 to $4.4 million in 2012, which represents a 6% increase. The increase in 2012 is mainly due to the first consolidation of eleven and Frisk into CYREN as well as higher facility costs and hosting expenses aimed to serve the increasing number of customers.

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

Sales and Marketing. Sales and marketing expenses increased by $0.4 million and amounted to $5.9 million in 2012, compared to $5.5 million in 2011. The increase is partly due to the first consolidation of Frisk and eleven in the fourth quarter of 2012. Excluding eleven and Frisk, Sales and Marketing payroll increased by $0.3 million in order to expand our existing sales and product marketing resources and rent increased by $0.2 million due to the opening of the new headquarters in Virginia. This increase is offset by a decrease of $0.5 million due to the write off in 2011 of a covenant not to compete asset (acquired in our Authentium acquisition). Sales and marketing expenses in 2012 included $0.2 million expenses in connection with equity based compensation, compared to $0.4 million of expenses in 2011.

General and Administrative. General and administrative expenses increased by $1.9 million, from $4.7 million in 2011 to $6.6 million in 2012. Of the total increase, $0.8 million is due to acquisition related costs of eleven and Frisk. Salary expenses increased by $0.7 million from $2.8 million in 2011 to $3.5 million in 2012 mainly due to recruitment of additional employees in the Virginia headquarters.  Additionally, $0.3 million is due to the first consolidation of Frisk and eleven in the fourth quarter of 2012.

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

Quarterly Results of Operations (Unaudited).

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2013. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2012	2012	2012	2012	2013	2013	2013	2013
(in thousands of U.S. dollars)
(unaudited)

Revenues	$5,896	$5,671	$5,558	$6,785	$7,925	$8,055	$8,019	$8,249
Cost of revenues	1,052	1,014	917	1,367	1,778	1,756	1,722	1,945

Gross profit	4,844	4,657	4,641	5,418	6,147	6,299	6,297	6,304

Operating expenses:
Research and development, net	1,270	1,364	1,462	2,185	2,264	2,182	2,079	2,631
Sales and marketing	1,142	1,288	1,564	1,866	2,765	2,537	2,559	3,025
General and administrative	1,331	1,384	1,550	2,374	2,216	2,263	2,112	3,797
Adjustment to earnout consideration	-	-	-	-	-	-	-	(3,276)

Total operating expenses	3,743	4,036	4,576	6,425	7,245	6,982	6,750	6,177

Operating income (loss)	1,101	621	65	(1,007)	(1,098)	(683)	(453)	127

Loss from sale of investment in affiliate	-	-	-	-	-	-	-	(1,289)

Financial income (expense), net	23	64	63	(70)	(184)	(358)	(323)	(390)

Income (loss) before taxes on income	1,124	685	128	(1,077)	(1,282)	(1,041)	(776)	(1,552)

Tax benefit (expense)	85	119	(109)	530	23	296	(138)	(5,401)

Net income (loss)	$1,209	$804	$19	$(547)	$(1,259)	$(745)	$(914)	$(6,953)

Basic
Net income (loss) per share	$0.05	$0.03	$0.00	$(0.02)	$(0.05)	$(0.03)	$(0.03)	$(0.26)

Diluted net income (loss) per share	$0.05	$0.03	$0.00	$(0.02)	$(0.05)	$(0.03)	$(0.03)	$(0.26)

Effective Corporate Tax Rates

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 2013 and 26.5% commencing January 1, 2014.

The Company may currently qualify as an "industrial company" within the definition of the Law for the Encouragement of Industry (Taxation).  As such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

As of December 31, 2013, the Company's net operating loss carryforwards for tax purposes amounted to approximately $52,732 and capital loss carryforwards of $15,658 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2013, for federal income tax purposes, the U.S. subsidiary had net operating loss carryforwards of approximately $92,041 thousand and capital loss carryforwards of $1,700 thousand. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2032.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Management currently believes that since the Company has a history of losses, and based upon management’s estimates of future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carryforwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

Impact of Inflation and Currency Fluctuations

The currency of the primary economic environment in which the operations of CYREN and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of CYREN and certain subsidiaries.

CYREN and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

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

The annual rate of deflation in Israel was 1.8% in 2013, 1.6% in 2012 and 2.2% in 2011. The NIS appreciated against the U.S. dollar by approximately -7% in 2013, -2% in 2012 and 8% in 2011. The representative dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 3.471 for one U.S. dollar on December 31, 2013. The representative dollar exchange rate was NIS 3.474 on April 1, 2014. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period–to–period comparisons of our results. The effects of foreign currency re–measurements are reported in the consolidated financial statements for relevant periods in the statement of operations.

B.           Liquidity and capital resources

As of December 31, 2012 and December 31, 2013, we had approximately $5.1 million and $3.8 million of cash and cash equivalents, respectively.

In 2011, the Company generated cash from operations of $6.7 million. Net cash from operations in 2011 consisted primarily of net income of $4.6 million adjusted for non-cash activity of $1.2 million stock-based compensation expenses, $1.0 million amortization of intangibles, increase in employee accruals and other liabilities of $1.0 million and offset by $1.4 million deferred tax income. In 2012, we generated a negative cash flow from our operations of $0.3 million. Net cash used in operations in 2012 consisted primarily of net income of $1.5 million adjusted for non-cash activity of $1.3 million stock-based compensation expenses, offset by $0.8 million deferred tax income, an increase in trade receivables of $2.2 million and a decrease in employees and other liabilities of $1.1 million. In 2013, we generated cash from operations of $0.1 million. Net cash from operations in 2013 consisted primarily of net loss of $9.9 million adjusted for non-cash activity of $5.0 million of deferred tax expense, $2.4 million change in earn-out liabilities, $1.8 million amortization of intangible assets, $1.3 million stock-based compensation expenses, and $1.3 million loss from sale of investment in affiliate.

Net cash used in investing activities was $0.5 million in 2011, $11.2 million in 2012 and $2.0 million in 2013. In 2011, net cash used in investing activities consisted entirely of purchase of $0.5 million property and equipment. In 2012, net cash used in investing activities consisted primarily of acquisitions of Frisk and eleven for a total cash consideration of $10.2 million and $0.8 million purchase of property and equipment. In 2013, net cash used in investing activities consisted primarily of $2.0 million purchase of property and equipment. Our capital expenditures consisted primarily of purchases of property and equipment to expand our data centers to support new business and investment in the infrastructure and growth of the Company.

Aside from the acquisitions made in 2012, no acquisitions were made in 2011 and 2013.

Net cash provided by financing activities was $1.3 million in 2011 and consisted entirely of exercise of stock options. Net cash used in financing activities was $4.2 million in 2012 and consisted primarily of $3.4 million payment of earn-out considerations and $1.7 million of purchase of treasury shares which were offset by $0.9 million proceeds received from exercise of options. Net cash provided by financing activities was $0.4 million in 2013 and consisted primarily of $6.2 million proceeds from bank loans and credit line and $1.2 million proceeds from exercise of shares which were offset by the $3.0 million repayment of the bank loans and the $4.0 million payment of the first earn-out considerations resulting from the acquisitions of Frisk and eleven.

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $7.5 million for a period of one year. As of December 31, 2013, the Company had drawn down an amount of approximately $3.2 million from the credit line, which is subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 6.0% per annum. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2013, the Company was in full compliance with the financial covenants.

The Company incurred negative cash flow in 2013 and expects negative cash flow in 2014 due to its continued investment in research and development and marketing in line with its strategy to achieve future growth which was implemented throughout 2013. In April 2014, the Company extended its line of credit through April 2015. The extension was performed in order to serve the Company's funding requirements. According to the extension agreement with the bank, on or before November 1, 2014, the Company shall have consummated a financing transaction funded by its investors from which the Company receives minimum net proceeds of $5 million and which transaction shall be on terms and conditions as are acceptable to the bank. If such a transaction is not consummated by such date, the Company and the bank will negotiate up until December 1, 2014, in good faith, modifications to the credit line agreement. The Company has approved a contingency plan to cut expenses that will provide the Company with sufficient funds to repay the full amount of the credit line up to December 1, 2014 in case it will not achieve the required financing transaction or agree upon new terms for the credit line with the bank.

As of December 31, 2012, we had working capital of $1.5 million and as of December 31, 2013, we had negative working capital of $3.5 million, with the change mainly due to the reversal of the deferred tax assets in the amount of approximately $2.2 million and the borrowings on a line of credit in the amount of $3.2 million.

Based on the cash balance at December 31, 2013, current projections of revenues and related expenses, and credit facilities in place, the Company believes it has sufficient cash to continue operations through 2014. The Company is also exploring additional sources of growth capital to strengthen its cash position and accelerate investment in product, sales and marketing.

The Company financed its acquisitions of Frisk and eleven from its cash reserves, share capital and future contingent payments (“earn-outs”) based on the success of the acquired subsidiary within the combined entity, which may be adjusted upward or downward.  In connection with the contingent earn-out consideration which is related to the Frisk acquisition, the Company recorded an estimated amount of $1,037 thousand as of the acquisition date. As of December 31, 2012 and December 31, 2013, the fair value of the contingent consideration of $73 thousand and $351 thousand respectively is presented in short term liabilities, and the fair value of the contingent consideration of $986 thousand and $392 thousand respectively is presented in long term liabilities.

In connection with the contingent earn-out consideration which is related to the eleven acquisition, the Company recorded an estimated amount of $9,399 thousand as of the acquisition date. As of December 31, 2012 and December 31, 2013, the fair value of the contingent consideration of $3,975 thousand and $1,077 thousand respectively is presented in short term liabilities, and the fair value of the contingent consideration of $5,423 thousand and $2,465 thousand respectively is presented in long term liabilities.

C.           Research and development, patents and licenses, etc.

We invest substantial resources in research and development to enhance our products and services, build add-on functionality and improve our core technology. We believe that both hardware and software are critical to expanding our leadership in the security industry.  Therefore, we invest heavily in our cloud infrastructure and our new offerings such as CWS.  Our engineering team has deep security expertise and works closely with customers to identify their current and future needs. In addition to our focus on hardware and software, our research and development team is focused on research into next-generation threats, which is required to respond to the rapidly changing threat landscape.

Research and development expense totaled $9.2 million, $6.3 million and $5.4 million for the years ended December 31, 2013, 2012 and 2011, respectively. We plan to continue to significantly invest in resources to conduct our research and development effort.

D.           Trend Information

Several key factors and trends affect the information security market and impact how CYREN conducts business.

Evolving Information Security Threats. These threats, against consumers and organizations of all sizes, drive demand for security offerings from service providers and hardware and software vendors. Examples include high profile hacker groups such as Anonymous targeting businesses and governmental organizations with attacks designed to disrupt access and operations and a wide range of malicious software designed to steal information from or gain control of computing systems.

Mobility. Mobile computing, using devices such as smartphones and tablets along with hundreds of thousands of Internet-connected mobile applications, is rapidly overtaking traditional personal computing paradigms. The “bring your own device” trend in which organizations allow or encourage employees to access organizational resources and process and store organizational data using their personally-owned devices has become prominent across many geographies and market segments. Meanwhile, CYREN and other security vendors witnessed a dramatic rise in malware on the Android mobile platform in 2012.

Cloud-Based Computing. Cloud-based computing, in which consumers or organizations remotely access and leverage computing infrastructure or complete information services via the Internet, continues to grow rapidly in today’s environment thanks to increased connectivity, mobility and the efficiencies offered by cloud based services. Cloud-based “Security as a Service” includes many of the most rapidly growing sub-segments in the  information security market.

E.           Off-Balance Sheet Arrangements

Not applicable.

F.           Tabular disclosure of contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2013 (in thousands):

Contractual Obligations	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$3,806	$1,203	$1,760	$843	$-
Other long-term liabilities reflected on the Company’s Balance Sheet - accrued severance pay	819	-	-	-	-
Other long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(873)	-	-	-	-
Net - severance pay liability	(54)	-	-	-	-
Earnout obligation	4,285	1,428	2,857	-	-
Credit line	3,245	-	3,245	-	-
Total	$11,282	$2,631	$7,862	$843	$-

Item 6. Directors, Senior Management and Employees

A.           Directors and senior management

In August 2013, the Company announced the appointment of David Earhart to the Board of Directors.  In November 2013, the Company announced additions to its senior management team to support its ongoing transformation strategy from a technology service provider to a complete cloud-based Security-as-a-Service provider, specifically Sue Perng Lee, General Counsel, Eva Edwards Markowitz, Vice President, Human Resources, and Joy A. Nemitz, Chief Marketing Officer.  Additionally, Shlomi Yanai transitioned from the position of Chief Executive Officer to President, and Lior Samuelson accepted the role of Chief Executive Officer, in addition to holding the position of Chairman of the Board of Directors since 2010.  Mr. Samuelson’s election to Chief Executive Officer was approved by shareholders at the annual general meeting held in December 2013.  Most recently, Mr. Yanai resigned from his positions on the Board of Directors and as President, effective March 31, 2014, and Brian Briggs resigned from his position as Chief Financial Officer, effective March 14, 2014.  J. Michael Myshrall, Vice President, Financial Planning and Analysis, is currently serving as interim Chief Financial Officer.

The following table presents information with respect to our directors’ beneficial ownership of our Ordinary Shares as of April 1, 2014. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 27,330,670 Ordinary Shares outstanding as of April 1, 2014.  Ordinary Shares issuable upon the exercise of options and other rights, which are exercisable on or within sixty days of April 1, 2014, are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Percentage of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned	Number of Options included in Beneficial Ownership
Lior Samuelson, CEO, Director and Chairman of the Board	65	1.2%	336,439	208,639 options, at exercise prices ranging from $2.72 to $3.47 per Ordinary Share. Expiration dates range from 8/2/16 to 12/24/19.
Aviv Raiz, Director (3)	55	19.6%	5,361,693	75,823 options, at exercise prices ranging from $1.58 to $3.47 per Ordinary Share. Expiration dates range from 12/15/14 to 12/24/19.
Hila Karah, Director (1)(3)	45	<1%	132,454	75,823 options, at exercise prices ranging from $1.58 to $3.47 per Ordinary Share. Expiration dates range from 12/15/14 to 12/24/19.
Yair Bar-Touv, Director (Outside Director) (1)(2)(3)	53	<1%	75,823	75,823 options, at exercise prices ranging from $1.58 to $3.47 per Ordinary Share. Expiration dates range from 12/15/14 to 12/24/19.
Todd Thomson (2)	53	<1%	34,367	34,367 options, at exercise prices ranging from $2.66 to $3.48 per Ordinary Share. Expiration dates range from 11/7/17 to 12/24/19.
James Hamilton (1)(2)	50	<1%	31,242	31,242 options, at exercise prices ranging from $2.66 to $3.18 per Ordinary Share. Expiration dates range from 2/16/18 to 12/24/19.
David Earhart (Outside Director) (1)(2)	52	<1%	7,287	7,287 options, at exercise prices ranging from $2.66 to $3.01 per Ordinary Share. Expiration dates range from 8/1/19 to 12/24/19.

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating Committee

Other Senior Management Employees:

The following table sets forth the names and positions of our senior management employees, with ownership data being as of April 1, 2014:

Name	Age	Ownership	Position

Michaela Avram	42	(1)	Vice President, Technology Services
Haniel Ilouz	42	(1)	Vice President, Global Engineering
Lior Kohavi	43	(1)	Chief Technology Officer
Sue Lee	37	(1)	Vice President, General Counsel and Corporate Secretary
Eva Edwards Markowitz	39	(1)	Vice President, Human Resources
J. Michael Myshrall(2)	44	(1)	Interim Chief Financial Officer
Joy A. Nemitz	55	(1)	Chief Marketing Officer
Pete Shah	45	(1)	Senior Vice President, Worldwide Sales
Brett Wilson	45	(1)	Vice President, Products

(1)	less than 1%

(2)
Executive Officer, along with Lior Samuelson, for purposes of the aggregation of compensation and share ownership of major shareholders, directors and executive officers, as appearing elsewhere in this Annual Report

Lior Samuelson has been a member of the Board since August 2010 and has held the position of Chairman of the Board since December 2010.  Mr. Samuelson became Chief Executive Officer at CYREN in 2013. During his extensive career, Mr. Samuelson has served as chairman, CEO and board member of companies in technology, telecommunications, financial services and management consulting, such as Deltathree (DDDC), PricewaterhouseCoopers Securities and The Barents Group. Mr. Samuelson was previously a managing partner with KPMG and a senior manager at Booz Allen Hamilton. Mr. Samuelson holds both a B.A. and a Masters degree in economics from Virginia Tech.

Aviv Raiz has served as a Director since December 2005.  Mr. Raiz has over 20 years of foreign exchange market and private equity investing experience. He founded and is the president of Eurotrust Ltd. and has been a private equity investor in several high-tech, bio-tech, and Internet companies over the last ten years. Mr. Raiz received his B.A. in Economics and Political Science as well as an MBA in Finance, from Tel Aviv University.

Hila Karah joined the Board of Directors in March 2008. Ms. Karah is the former CIO of Eurotrust Ltd. and is an investor in several high-tech, bio-tech and Internet companies. Prior to Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund, and was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Yair Bar-Touv joined the Board of Directors as an Outside Director under the Companies Law in March 2008.  Mr. Bar-Touv is an expert on business strategy and technology in the cyber security and intelligence sectors. Mr. Bar-Touv brings over 25 years of experience in the field of Information Technology, Information and Cyber Security. Mr. Bar-Touv held multiple executive roles, including Co-CEO of NCC, CIO and Director of Information Technology of a government organization and executive positions in the Information Systems Business Unit at Elbit Systems and at Elbit ElectroOptics Elop. Mr. Bar-Touv holds Bachelors and Masters degrees in Computer Engineering.

Todd Thomson joined the Board of Directors in November 2011. Mr. Thomson is currently the chairman of Dynasty Financial Partners, a firm dedicated to providing investment and technology platforms to independent advisors. Mr. Thomson is also the founder & CEO of Headwaters Capital, a proprietary investment business and strategic consulting firm.  From 1998 through 2007, Mr. Thomson served in top management positions at Citigroup, including as CFO of Citigroup and as CEO of the Global Wealth Management division of Citigroup. Prior to joining Citigroup, Mr. Thomson held senior positions at GE Capital, Barents Group and Bain & Co. Mr. Thomson is also a member of the board of directors of Cordia Bancorp, Bank of Virginia and the World Resources Institute. Mr. Thomson is also a chairman of the Wharton Leadership Advisory Board and was formerly a member of the Board of Trustees of Davidson College. Mr. Thomson received his M.B.A., with distinction, from the Wharton School of Business and his B.A. in Economics from Davidson College.

James Hamilton joined the Board of Directors in February 2012. Mr. Hamilton oversees Cyan’s worldwide sales and field operations. Over his 26-year career, he held leadership roles in security-focused companies including president and CEO of TippingPoint, Inc. (3Com acquired), president of Click Security, principal partner and board member with CPSG Partners. Previously, Mr. Hamilton was EVP at SafeNet, president of Efficient Networks (Siemens acquired), as well as serving in executive positions with Picazo Communications (Intel acquired), Compaq, Networth (Compaq acquired) and Grid Systems. Mr. Hamilton holds a Bachelors from Lawrence Technical University.

David Earhart joined the Board of Directors in July 2013.  Mr. Earhart recently joined Damballa to lead their worldwide field operations. He is also a board member of CoreBlox. Previously, Mr. Earhart was a senior vice president at CA Technologies responsible for the North American security business. He brings an extensive security, networking, storage, and systems management background having spent seven years at BMC Software, as well as holding executive positions with two venture-backed firms and a professional services organization. Mr. Earhart received a B.B.A. in Finance from Texas Tech University.

Mickey Avram joined CYREN in 2012 and she currently serves as Vice President, Technology Services. Ms. Avram has over 20 years of experience in the support and operations management field – many of these in the security industry. Ms. Avram is Mamram graduated and before joining CYREN in 2012, she worked at SafeNet where she served in several key management roles related to product integration and customer support, as well as at NextNine and Magic Software. Ms. Avram holds a degree in business management from the College of Management Academic Studies in Rishon Letzion, Israel.

Haniel Ilouz joined CYREN in April 2012 as Vice President, Global Engineering, overseeing CYREN’s research and development department globally. Mr. Ilouz has over 14 years of software development experience, including extensive experience in the management of large global engineering teams.  Prior to joining CYREN, Mr. Ilouz was the research and development director at HP Software, with overall responsibility for planning, design, implementation and maintenance of the Business Service Management Platform and Service Intelligence products. At HP, Mr. Ilouz drove the release of several new products while overseeing a team of over 140 engineers spread across several countries.  Before HP, Mr. Ilouz was the research and development manager of SiteScope at Mercury Interactive, which was acquired by HP.  He holds a B.A. in Computer Science and Mathematics from the Hebrew University of Jerusalem.

Lior Kohavi joined CYREN in June 2013 as Chief Technology Officer. Mr. Kohavi brings over 25 years of vast experience as an engineer, product and technology executive. Previously, Mr. Kohavi held multiple leadership roles, including business strategy architect and partner group manager at Microsoft, VP and GM at Websense, VP Engineering and EVP product management and strategy at Whale Communications (Microsoft acquired). Mr. Kohavi also served as a GM at Cylink VPN Labs and led the development of cryptographic network security products at Algorithmic Research (Cylink acquired) and served as head of the Israel Air Force’s Network and Operations Systems Department. Mr. Kohavi holds a Bachelor’s degree in computer science from Bar-Ilan University and an Executive MBA from Tel Aviv University.

Sue Lee joined CYREN in October 2013 as Vice President, General Counsel and Corporate Secretary.  Ms. Lee is responsible for all legal, regulatory, compliance and corporate governance functions for the Company. Prior to CYREN, Ms. Lee served as General Counsel for Harmonix Music Systems, Inc., Vice President Business & Legal Affairs for MTV Networks, worked at Genzyme Corporation as securities and corporate counsel, and counseled clients as an attorney at the law firm Cleary Gottlieb Steen & Hamilton LLP in New York City. Ms. Lee received her B.A. in East Asian Studies from Harvard University and her J.D. from Harvard Law School

Eva Edwards Markowitz, SPHR, SWP, joined CYREN as Vice President Humen Resources in October 2013. With her 14 years of Human Resource leadership, Ms. Markowitz orchestrates the management and development of CYREN’s most valuable asset: its employees. She previously worked as Human Resources Director for the Analysis Research Planning Corporation (ARPC). She has also held positions with Thomas & Herbert Consulting, LLC, and SteelCloud. Ms. Markowitz received her B.A. from the University of Maryland.

J. Michael Myshrall joined CYREN in 2011 serving as Vice President of Corporate Development and subsequently served as Vice President of Financial Planning & Analysis.  In March 2014, Mr. Myshrall was appointed Interim Chief Financial Officer pending completion of an executive search process.  Mr. Myshrall brings two decades of investment banking, business development and technology experience. Prior to joining CYREN, he focused on technology strategy, financial advisory and mergers and acquisitions, first with Mercator Capital and more recently with Trilos Ventures. Mr. Myshrall previously held various roles with Nortel, Newbridge Networks, Corvis, and Civcom. He holds a degree in electrical engineering from the University of New Brunswick and an MBA from Harvard Business School.

Joy Nemitz joined CYREN in October 2013 serving as Chief Marketing Officer.  Ms. Nemitz brings over 24 years of experience in the field of Cloud, SaaS and Hosted Services marketing and is responsible for CYREN’s overall marketing activities. Previously, Ms. Nemitz was Chief Marketing Officer for Apptix Inc., a provider of hosted business communications and held executive positions with TARGUSinfo, Synchronoss Technologies Inc, VeriSign Incorporated, and Syniverse Technologies. Ms. Nemitz holds both a B.A. from Gannon University and a Masters degree from Southeastern University.

Pete Shah joined CYREN in June 2012 as Senior Vice President, Worldwide Sales.  He is responsible for leading CYREN’s global field organization in exceeding customer expectations and driving business in both new and existing markets.  In addition, Mr. Shah serves as an advisor to Acceleprise, an enterprise technology accelerator focused on helping early stage technology companies.  Before joining CYREN, Mr. Shah held senior executive leadership positions with InfoVista, as senior vice president of worldwide field operations and at Telarix, as vice president of worldwide sales.  In years prior, he held various sales management positions with Portal Software/Oracle, Lawson Software/Infor and Automatic Data Processing (ADP).  Mr. Shah holds a B.Sc degree in International Marketing from Penn State University.

Brett Wilson joined CYREN in April 2012 as Vice President, Products.  Mr. Wilson has more than 20 years of technology and communications experience, including more than 10 years of experience in the information security industry. Before joining CYREN, Mr. Wilson led portfolio management across product lines and drove multiple technology and service initiatives as vice president of product strategy for Trustwave. He subsequently restructured Trustwave’s strategic and tactical partnering approaches as vice president of global channels and business development.  Mr. Wilson also led product management, global business development and EMEA sales and marketing for Breach Security.  He has also held business development, product management, strategy, and operations roles at Symantec.  Prior to joining the information security industry, Brett was a technology policy lobbyist for Rockwell International and a market strategy consultant serving Bell Operating Companies. Mr. Wilson has a B.A. from Cornell University and an M.B.A. from the University of Maryland.

To the best of our knowledge, there no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.  There are no family relationships among any of the directors, officers or key employees of CYREN.

B.           Compensation

Compensation of Directors and Executive Officers

Under Amendment 20 of the Companies Law, the directors of CYREN can be remunerated by CYREN for their services as directors to the extent such remuneration is in accordance with the compensation policy to be adopted by the Company after approval by CYREN’s compensation committee, Board and shareholders.

The cash compensation paid to directors in 2013 (other than the CEO and Chairman) is as follows:

a.	NIS 31,700 base annually per director, as linked to the applicable Israeli consumer price index, payable in four equal installments at the beginning of each calendar quarter; and

b.
NIS 1,590 per director per in-person Board or committee meeting, or NIS 954 (60% of NIS 1590) in case of telephonic participation at such meeting, payable at the beginning of each calendar quarter following the quarter during which a Board member participated in a meeting. No separate per meeting compensation was paid for committee meetings that were held on the same day immediately prior or subsequent to a Board meeting.  In that event, a Board and committee meeting would be considered one meeting for purposes of compensation.

For non-Israeli based directors, the amounts set forth were paid in U.S. dollars, according to the representative rate of exchange published by the Bank of Israel on the date of payment.

On June 6, 2013, the Compensation Committee unanimously approved a change in the cash compensation paid to non-employee directors to a flat $7,500 per quarter for each such director.

Directors also are reimbursed for their expenses for each Board of Directors meeting attended. See this in Item 6, “Amended and Restated 1999 Non-employee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants.

During 2013, options to purchase 1,255,002 Ordinary Shares were granted to directors and executive officers (referred to in Item 6) under the Company’s stock option plans at a weighted average exercise price of $2.79 per share. The aggregate direct remuneration paid by CYREN to these directors and executive officers (16 persons) in 2013 was approximately $1.8 million. During the same period CYREN accrued or set aside approximately $136 thousand for the same group to provide pension, retirement or similar benefits. As of December 31, 2013, these directors and executive officers of CYREN (16 persons) had 2,498 thousand stock options to purchase a like number of Ordinary Shares, with 755 thousand of those options being vested and exercisable within sixty days of said date. Generally, unless exercised previously, options terminate within six years of their issuance. Additional information as of April 1, 2014 can be found in Item 6A “Directors and Senior Management”.

At the meeting of shareholders in December 2010, shareholders approved the payment to Hila Karah of up to $10,000 annually for the performance of any additional services as a committee member, as agreed upon by Ms. Karah and the Company on a case by case basis.  During 2011, Ms. Karah received a total of $2,500 for her additional services as a director.  No compensation was paid for such additional services during 2012 and 2013.

Options to Purchase Securities from Registrant

As of December 31, 2013, options to purchase 5,474 thousand Ordinary Shares were outstanding and held by 187 persons made up of then existing employees, consultants, executive officers, non–employee directors and ex-options holders within their post-termination period for exercise under the Company’s stock option plans. Of the number of options outstanding, 1,729 thousand were vested and exercisable.  Additionally, these outstanding options had exercise prices ranging from $0.93 to $4.35 per share, a weighted average per share exercise price of approximately $3.03 and termination dates ranging from January 15, 2014 to December 24, 2019.

Employee Stock Option Plans

Employees, including executive officers and other management employees, participate in the Company’s employee option plans. The CYREN Ltd. 2006 U.S. Stock Option Plan, primarily covering option grants to employees and consultants based in the United States, was adopted on December 15, 2006 and has a term of ten years.  The CYREN Ltd. Amended and Restated Israeli Share Options Plan, primarily covering option grants to employees, consultants and directors based in Israel, was adopted on June 22, 2003 and renewed on April 18, 2014 for an additional term of ten years.   While Israeli based directors receive their grants under the Israeli-based plan, the principal terms of their grants are identical to those of non-Israeli based directors receiving their grants under the non-employee director plan (discussed below).

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

C.           Board practices

Election of Directors

Directors (other than outside directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the next annual general meeting following the general meeting at which such director is elected and until a successor is elected, or until the director is removed. An annual general meeting must be held at least once in every calendar year, but not more than 15 months after the preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders, the Board may appoint new directors temporarily to fill vacancies on the Board. The Articles of Association of CYREN authorize the shareholders to determine, from time to time, the number of directors. The maximum number of directors is currently fixed at ten directors, though only seven directors are currently serving on the Board.

Alternate Directors

The Articles of Association of CYREN provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, the alternate may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides) and the alternate is not entitled to remuneration. A person who is not qualified to be appointed as a director may not be appointed as an alternate director, and a person who is not qualified to be appointed as an outside or independent director may not be appointed as an alternate director for an outside or independent director, respectively. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director. No director has appointed, and, to our knowledge, no director currently intends to appoint, any other person as an alternate director.

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

Independent and Outside Directors

Israeli Companies Law: The Israel Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors (also referred to as “external directors”). No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof.

If the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then the company may not appoint as an outside director any person or such person’s relative, partner, employer or any entity under the person’s control, who has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Additionally, no person may serve as an outside director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an outside director in excess of what is permitted by the Companies Law. If, at the time outside directors are to be appointed, all current members of the Board of Directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one outside director must be of the other gender.  Under the Companies law, at least one of the outside directors is required to have "financial and accounting expertise,", and the other outside director or directors are required to have either "professional expertise," or "financial and accounting expertise", all as defined under the Companies Law.  However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended, or (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under Israeli law, then neither of our outside directors is required to possess accounting and financial expertise as long as both possess other requisite “professional expertise”.

A director can satisfy the requirements of having “financial and accounting expertise” if due to his or her education, experience and qualifications he or she has acquired expertise and understanding in business and accounting matters and financial statements, in a manner that allows him or her to understand, in depth, the company’s financial statements and to spur a discussion regarding the manner in which the financial data is presented.

A public company's board of directors must evaluate the proposed outside director's expertise in finance and accounting, by considering, among other things, such candidate’s education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) the company's independent public accountant’s duties and obligations; (iii) preparation of the company’s consolidated financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law - 1961.

A director is deemed to have “professional expertise” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has at least a cumulative total of at least five years experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. As with a candidate’s expertise in finance and accounting, the board of directors here too must evaluate the proposed outside director's "professional qualification" in accordance with the criteria set forth above.

The declaration required by law to be signed by a candidate to serve as outside director must include a statement by such candidate concerning his or her education and experience, if relevant, in order that the board of directors may properly evaluate whether such candidate meets the requirements of having "financial and accounting expertise" or having "professional expertise" as set forth in the regulations. Additionally, the candidate should submit documents and certificates that support the statements set forth in the declaration.

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

The initial term of an outside director is three years and may be extended for up to two additional periods of three years each. However, under regulations promulgated pursuant to the Companies law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital markets, may propose that an outside director to be reelected by the shareholders for such additional periods, beyond the initial three terms, of up to three years each only if (1) the audit committee and the Board of Directors, in nominating the outside director, confirms that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and the election was approved by the majority of shareholders required to appoint outside directors for their initial term with the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office having been presented to the shareholders prior to their approval.

External directors may be re-elected for additional terms of three years each as set forth above, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to a recently enacted amendment to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; or (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director

Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside director ceases to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to the company. Each committee of a company’s Board of Directors which has been granted any authority normally reserved for the board of directors must include at least one outside director provided, however that each of the audit committee and the compensation committee, which are statutorily required under the Companies Law, must include all outside directors.

An outside director is entitled to compensation as provided in the regulations adopted under the Israel Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

CYREN’s outside directors are Yair Bar-Touv and David Earhart.  At the 2013 Annual General Meeting held on December 24, 2013, Mr. Bar-Touv was re-elected to a three year term expiring March 2016.  At an extraordinary shareholder meeting held on August 1, 2013, Mr. Earhart was elected to a three year term expiring July 2016.

Nasdaq and SEC Rules and Regulations:

U.S. companies listed on the NASDAQ Capital Market are required to have a majority of directors qualify as independent under NASDAQ Listing Rule 5605.  Pursuant to the Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its Board of Directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Companies Law, as well as certain other recommended corporate governance provisions.  We have not included such a provision in our Articles of Association. Our Board presently complies with the independence requirements of the NASDAQ and SEC regulations described above.

The Company has identified the following Board members as “independent directors” pursuant to NASDAQ Listing Rule 5605(a)(2):

a.	Yair Bar-Touv
b.	Aviv Raiz
c.	Hila Karah
d.	Todd Thomson
e.	James Hamilton
f.	David Earhart

In addition, the NASDAQ Listing Rules currently require CYREN to have at least a majority of independent directors, as defined under Listing Rule 5605(a)(2), on the Board to maintain an audit committee of at least three members, each of whom must:

(i)	be independent as defined under Listing Rule 5605(a)(2);

(ii)	meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act as set forth below (subject to the exemptions provided in Exchange Act Rule 10A-3(c));

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

Exchange Act Rule 10A-3(b)(1) requires that members of the audit committee meet that rule’s definition of independence, which requires that an audit committee member may not, except in his or her capacity as a director or committee member, (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries (except for fixed amounts of compensation under a retirement plan for prior service with the Company, provided that such compensation is not contingent in any way on continued service), or (ii) be an “affiliated person” of the Company or any of its subsidiaries.

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

The four directors who serve on our audit committee, Mr. Bar-Touv, Mr. Thomson, Mr. Hamilton, and Mr. Earhart, qualify as independent directors under NASDAQ Listing Rules (including Exchange Act Rule 10A-3) and further qualify to act as members of our audit committee under the Israel Companies Law.

Audit Committee

As noted above in the discussion under “Independent and Outside Directors”, the Companies Law requires public companies to appoint an audit committee. The audit committee’s duties include providing assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent registered public accounting firm and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audits conducted by our independent registered public accounting firm and takes those actions as it deems necessary to confirm that the accountants are independent of management. Under the Companies Law, the responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22 of the Companies Law, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

Under the NASDAQ Listing Rules, an audit committee must consist of at least three directors meeting the independence standards under NASDAQ Listing Rules.

Under the Companies Law, all outside directors must serve on the audit committee, and in any case it must include a majority of independent directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with audit committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than nine years (and any interim period during which such person was not a director which is less than two years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company. One of the outside directors must serve as the chair of the audit committee.  Furthermore, under the Companies Law, the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder.  Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and of which the majority of members present must be independent and external directors.  Individuals who are not permitted to be audit committee members may not participate in the committee's meetings other than to make a presentation regarding a particular issue if the chairman of the audit committee determines that such person’s presence is necessary in order to present such matter.  However, an employee who is not a controlling shareholder or relative may participate in the committee's discussions but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and votes if requested by the committee.

The audit committee consists of David Earhart, chairman, Todd Thomson, audit committee financial expert, Yair Bar-Touv and James Hamilton.

Compensation Committee

On December 12, 2012, Amendment 20 to the Companies Law, or “Amendment 20”, came into force, and its provisions are summarized below:

All public companies and bond companies are required to establish a compensation committee, with one outside director serving as chairman of the committee. The committee is to be made up of at least three directors, with a majority of outside directors. The remaining directors shall be directors who do not receive direct or indirect compensation for their role as directors (other than compensation paid or given in accordance with Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage). The compensation committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the Company, to a controlling shareholder or to any entity controlled by a controlling shareholder, any director whose main livelihood is dependent on a controlling shareholder, or a controlling shareholder or a relative thereof. The committee is responsible for (i) proposing an office holder compensation policy to the Board of Directors, (ii) proposing necessary revisions to the compensation policy and examining its implementation, (iii) determining whether to approve transactions with respect to compensation of office holders, and (iv) determining, in accordance with our office holder compensation policy, whether to exempt the compensation terms with an unaffiliated nominee for the position of chief executive officer from requiring shareholders’ approval, provided such terms meet with the company’s compensation policy.

“Say before pay” rules: The compensation policy recommended by the compensation committee is to be approved by the Board and then, before it takes effect, by shareholders in a vote by the affirmative vote of a majority of the shares voting on the matter, provided that (i) such majority includes at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution; or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed  2% of the voting rights in the Company. If the shareholders do not approve the policy, the policy may be returned for further deliberation by the Board, taking into account the rejection of the policy by the minority shareholders. The Board may ultimately approve the policy despite the minority’s disapproval, if it finds that the policy is in the company’s best interest. The compensation policy must be approved at least every three years. The Board is required to reevaluate the policy from time to time and if a material change occurs.

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company’s compensation policy shall be determined based on, and take into account, the following parameters:

a.	advancement of the goals of the Company, its working plan and its long term policy;
b.	the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company’s risk management policies;
c.	the Company’s size and nature of its operations;
d.	the contributions of the relevant office holders in achieving the goals of the Company and profit in the long term in light of their positions;
e.	the education, skills, expertise and achievements of the relevant office holders;
f.	the role of the office holders, areas of their responsibilities and previous agreements with them;
g.	the correlation of the proposed compensation with the compensation of other employees of the Company, and the effect of such differences in compensation on the employment relations in the company; and
h.	the long term performance of the office holder.

In addition, the compensation policy should take into account that if the compensation paid to office holders includes variable components, the policy should address the ability of the board of directors to reduce the value of the variable component from time to time or to set a cap on the exercise value of convertible securities components that are not paid out in cash.  Additionally, in the event that the terms of office and employment include grants or payments made upon termination – such grants should take into consideration the length of the term of office or period of employment, the terms of employment of the office holder during such period, the company’s success during said period and the office holder’s contribution to obtaining the company’s goals and maximizing its profits as well as the circumstances and context of the termination.

The compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the officer holder to the company); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination

The compensation committee is also responsible for administering the Company’s various stock option plans, including the issuance of option grants to employees of the Company and its subsidiaries.

The compensation committee consists of Yair Bar-Touv, chair, Hila Karah, James Hamilton and David Earhart.

Nominating Committee

The committee’s responsibilities include identifying individuals qualified to become board members and recommending director nominees to the board.

The nominating committee consists of Hila Karah, chair, Aviv Raiz, David Earhart and James Hamilton.

Internal Auditor

Under the Israel Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company’s actions comply with relevant law and orderly business procedure. Under the Israel Companies Law, the internal auditor must be an individual and may be an employee of the company but not an affiliate or office holder, or a relative of an affiliate or office holder, and he or she may not be the company’s independent accountant or its representative.  The Company routinely engages an Internal Auditor who is an independent third party.

Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders

The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. Each person listed in the first table that appears above at the beginning of this Item 6 is an office holder.

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

The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. "Personal interest," as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney.  "Personal interest" does not apply to a personal interest stemming merely from holding shares in the company.

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

In the case of a transaction that is not an extraordinary transaction and that does not relate to compensation or terms of employment, after the office holder complies with the above disclosure requirement, only Board approval is required unless the Articles of Association of the company provide otherwise.  Our Articles of Association do not provide otherwise.  Such approval must determine that the transaction is in the company’s interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the Board and, under specified circumstances, by a meeting of the shareholders. An individual who has a personal interest in a matter that is considered at a meeting of the Board or the audit committee generally may not be present at this meeting or vote on this matter unless a majority of the board of directors or the audit committee has a personal interest in the matter, or if such person is invited by the Chairman of the Board or audit committee, as applicable, to present the matter being considered.  If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

The Companies Law applies the same disclosure requirements set forth above to a controlling shareholder of a public company The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition of "controlling shareholder" in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold). Extraordinary transactions, including a private placement with a controlling shareholder or in which a controlling shareholder has a personal interest (including for the provision of services to the company through a company controlled by a controlling shareholder, but not including transactions covering the terms of compensation of a controlling shareholder who is an office holder), require the approval of the audit committee, the Board and the shareholders of the company. Extraordinary transactions covering the terms of compensation of a controlling shareholder who is an office holder, require the approval of the compensation committee, the Board and the shareholders of the company. The shareholder approval must either include a majority of the non-controlling and disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern terms of compensation for service as an office holder, or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, in respect to his or her voting at the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company’s Articles of Association, can appoint or prevent the appointment of an office holder, are under a duty to act with fairness towards the company. The Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract. The Companies Law does not describe the substance of this duty.

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

The Companies Law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her duty of loyalty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, in accordance with the Companies Law and the Israeli Securities Law, a company can indemnify an office holder for (a) any monetary liability imposed upon such an office holder for the benefit of a third party pursuant to a court judgment, including a settlement or an arbitrator’s decision, confirmed by a court, (b) reasonable legal costs, including attorney’s fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either i) no financial liability was imposed on the office holder in lieu of criminal proceedings or ii) financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, (c) legal expenses (including attorneys' fees) incurred by an office holder in an administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them as determined in the proceeding and (d) reasonable litigation expenses, including legal fees, actually incurred by such an office holder or imposed upon the office holder by a court order, in a proceeding brought against the office holder by or on behalf of the company or by others, or in a criminal action in which he was acquitted, or in a criminal action which does not require proof of criminal intent in which he was convicted.  The Companies Law further provides that the indemnification provision in a company’s articles of association (i) may be an obligation to indemnify in advance, provided that, other than litigation expenses, it is limited to events the board of directors can foresee in light of the company’s actual activities when providing the obligation and that it is limited to a sum or standards the board of directors determines is reasonable in the circumstances, and (ii) may permit the company to indemnify an officer or a director after the fact.

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

Under the Companies Law and the Israeli Securities Law, the aforesaid provisions to indemnify or exculpate an office holder, or entering into an insurance contract with respect to the provision of coverage for such matters is subject to the inclusion of provisions in the company’s articles of association permitting the company to do so. Our Articles of Association allow us to insure, exculpate and indemnify office holders to the fullest extent permitted by law provided such insurance, exculpation or indemnification is approved in accordance with the Companies Law and Israeli Securities Law. We have acquired directors’ and officers’ liability insurance covering the officers and directors of CYREN and its subsidiary for certain claims. At the annual meeting of shareholders held on November 18, 2002, the shareholders approved a form of indemnification, exculpation and insurance agreement that is applicable to all our directors.  The form of this agreement, as well as related provisions in our Articles of Association, were last amended at the annual meeting of shareholders held on December 15, 2011, and provisions with respect to such indemnification and office holder liability insurance were included in our Compensation Policy.

D.           Employees

As of December 31, 2013, 2012 and 2011, we had 192, 198, and 86 employees, respectively, with such employees being located in our offices in the Israel, United States, Iceland and Germany. As of December 31, 2013, our employees were categorized as follows:

LOCATION	General & Administrative	Sales & Marketing	Research & Development	Hosting (Operations)	TOTAL:
ISRAEL OFFICE	6	7	42	4	59
U.S. OFFICE: California	1	4		12	17
Virginia	19	11	5	2	37
ICELAND OFFICE	5	2	15	2	24
GERMANY OFFICE	5	15	25	10	55
TOTALS	36	39	87	30	192

While employment-related issues occasionally arise in the normal course, we believe that, on the whole, relations with our employees are good.

None of our U.S. employees are covered by a collective bargaining agreement, rather they sign individual offer letters of employment that, along with relevant Company policies and an employee handbook, formalize employees’ relationship with our U.S. subsidiary.

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists' Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. Furthermore, the wages of most of CYREN’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time.  Also, all Israeli employees employed for at least a year commencing in 2009 are entitled to the funding of pension benefits by preset monthly contributions of the employee and the employer.  Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by CYREN, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and the employer contributes between 13.3% and 15.8% of the employee’s base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which both the employee and the employer make a monthly contribution of 5% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

E.           Share ownership

Employees, including executive officers and other management employees, participate in the Company’s employee option plan.

The table in Item 6, Section A above sets forth the directors’ beneficial ownership of our Ordinary Shares as of April 1, 2014. Other than our CEO, Lior Samuelson, no executive officer beneficially owns more than 1% of our Ordinary Shares as of April 1, 2014.

Item 7. Major Shareholders and Related Party Transactions.

A.           Major shareholders

The following table presents information with respect to beneficial ownership of our Ordinary Shares as of April 1, 2014, including:

•	each person or entity known to CYREN to own beneficially 5% or more of CYREN’s Ordinary Shares, and
•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to Ordinary Shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 27,330,670 Ordinary Shares outstanding as of April 1, 2014. Ordinary Shares issuable upon exercise of options, which are exercisable on or within sixty days of April 1, 2014, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options for all directors and executive officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person.  Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount	Percent of
	Owned	Class
Aviv Raiz*(1)	5,361,693	19.6%
All directors and executive officers as a group at April 1, 2014
(16 persons)(2)	6,225,622	22.8%

*This shareholder of record resides in Israel.
(1)Includes 75,823 options, exercisable into a like number of Ordinary Shares.
(2)Includes 755,321 options exercisable into a like number of Ordinary Shares.

Based on a review of the information provided to us by third parties, including our transfer agent, as of April 1, 2014, there were 37 holders of record of our Ordinary Shares. One of such holders is the nominee company known as CEDE & Co., which held 21,676,259 Ordinary Shares on behalf of approximately 80 brokers and banks, or approximately 81.57% of the aggregate 26,575,349 Ordinary Shares outstanding as of such date.

Out of the 21,676,259 Ordinary Shares held through CEDE, approximately 19.5 million are managed by Broadridge Financial Solutions, Inc. on behalf of certain banks and brokers, and Broadridge recently provided to us reports on the geographical location of shareholders holding through such banks and brokers.  According to these reports, plus our transfer agent reports, we were able to identify at least 8.6 million Ordinary Shares held by Israeli shareholders, approximately 7.2 million shares held U.S. based shareholders and 8.5 million held by non-Israeli and non-U.S. shareholders.

Significant Changes in Percentage Ownership of Major Shareholders During the Past Three Years

None.

Control

To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly and the Company is not aware of any arrangements that may at a subsequent date result in a change in control of the Company.

B.           Related party transactions

There were no related party transactions, as such term is defined in Item 7.B to Form 20-F, during 2013 or through the date of filing of this Annual Report.

Item 8. Financial Information.

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-2 through F-35.

A1. See Item 18: Financial Statements for our consolidated financial statements.

A2. See Item 18 for our consolidated financial statements, which cover the last three financial years.

A3. See page F-2 for the audit report of our accountants, entitled “Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of CYREN Ltd.”

A4. Not applicable.

A5. Not applicable.

A6. Not applicable.

A7. Legal Proceedings

During late 2010, one of the Company's customers, among others, was named as a defendant in a patent infringement claim in a United States District Court involving four distinct patents.  In September 2011, the Company received an indemnification notification from the customer indicating that one or two of those patents may relate to the Company's technology, and the customer was reserving its rights.  On March 22, 2013, the customer reached a settlement in respect of the patent infringement claim.  Following the settlement, the customer requested that the Company contribute to the settlement amount in order to resolve their indemnification claim against the Company.  On July 23, 2013 a settlement agreement was reached with the customer. In full satisfaction of the customer’s indemnity claim, the Company paid the customer $225,000.  The matter is now closed.

Our subsidiary company, CYREN GmbH, formerly known as eleven GmbH, is currently involved in three lawsuits that were initiated prior to our acquisition of eleven GmbH: i) the first relates to a claim by a former employee regarding payment of a commission alleged to be in the amount of approximately EURO 139,000; ii) the second relates to a claim by a hardware vendor in the amount of approximately EURO 90,000; and iii) the final claim was brought by eleven against BoxSentry, a customer, for failure to pay fees in the amount of approximately EURO 840,000 Based on management's estimates for legal claims, the Company has provided a provision in the amount of approximately $340 thousand. The accounts receivable due from BoxSentry have been fully reserved for.

Other than the above, we are not a direct party to any litigation, and we are not aware of any threatened litigation which, in the aggregate, would be material to the business of the Company.

A8. Dividend Policy

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

B.           Significant changes

Except as otherwise disclosed in this Annual Report, there are no other significant changes since December 31, 2013.

Item 9. The Offer and Listing.

The Company’s Ordinary Shares have been traded publicly on NASDAQ as follows:

a.
From July 13, 1999 through June 29, 2004, under the symbol “CTCH” (up to June 7, 2002 on the National Market, and subsequently on the Small Cap Market, which during 2005 was renamed the “Capital Market”);

b.	From June 30, 2004 through June 26, 2005, under the symbol “CTCHC”;

c.	From June 27, 2005 through January 1, 2008, under the symbol “CTCH”;

d.	From January 2, 2008 through January 29, 2008, under the symbol “CTCHD”;

e.	From January 30, 2008 through February 23, 2014, under the symbol “CTCH”; and.

f.	From February 24, 2014, under the symbol “CYRN”.

Since December 16, 2009, the Company’s Ordinary Shares have also been traded on the Tel Aviv Stock Exchange, or TASE, under the symbol “CTCH” until February 24, 2014, and under the symbol “CYRN” since that date.

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the NASDAQ Capital Market for the periods indicated:

	High	Low

2009:	$4.30	$1.57
2010:	$3.90	$1.35
2011:	$3.98	$2.93
2012:	$3.40	$2.42
2013:	$3.99	$2.02

2012:
First Quarter	$3.40	$2.90
Second Quarter	$3.21	$2.42
Third Quarter	$3.00	$2.48
Fourth Quarter	$3.20	$2.42

2013:
First Quarter	$3.99	$2.86
Second Quarter	$3.25	$2.30
Third Quarter	$3.30	$2.02
Fourth Quarter	$3.28	$2.52

First Quarter 2014	$4.10	$2.88

Most Recent Six Months:

October 2013	$2.95	$2.54
November 2013	$2.85	$2.54
December 2013	$3.28	$2.52
January 2014	$3.84	$2.88
February 2014	$4.09	$3.46
March 2014	$4.10	$3.26

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the TASE for the periods indicated. Share prices on the TASE are quoted in NIS:

	High		Low

2012:
First Quarter	NIS	13.37	NIS	10.83
Second Quarter	NIS	12.76	NIS	9.22
Third Quarter	NIS	11.64	NIS	10.06
Fourth Quarter	NIS	12.34	NIS	9.49

2013:
First Quarter	NIS	14.50	NIS	10.51
Second Quarter	NIS	11.82	NIS	9.90
Third Quarter	NIS	12.15	NIS	8.24
Fourth Quarter	NIS	11.23	NIS	8.75

Most Recent Six Months:

October 2013	NIS	10.76	NIS	9.21
November 2013	NIS	9.99	NIS	8.86
December 2013	NIS	11.23	NIS	8.75
January 2014	NIS	13.29	NIS	9.96
February 2014	NIS	14.27	NIS	12.01
March 2014	NIS	14.09	NIS	11.52

Item 10. Additional Information.

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

We are registered under the Israel Companies Law as a public company with registration number 52-004418-1.  The objective stated in our Memorandum of Association is to engage in any lawful activity.

DESCRIPTION OF SHARES

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Articles of Association, copies of which are filed with this Annual Report or have been filed as exhibits to certain of our prior filings with the SEC.

As of December 31, 2013, our authorized share capital consisted of 55,353,340 Ordinary Shares, NIS 0.15 par value. As of December 31, 2013 and April 1, 2014, there were 26,472,963 and 26,575,349 Ordinary Shares, respectively, issued and outstanding.

DESCRIPTION OF ORDINARY SHARES

All issued and outstanding Ordinary Shares of CYREN are duly authorized and validly issued, fully paid and non-assessable.

The Ordinary Shares do not have preemptive rights. Our Ordinary Shares may generally be freely transferred under our Amended and Restated Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded. Our Memorandum of Association, Amended and Restated Articles of Association and the laws of the State of Israel do not restrict in any way the ownership or voting of Ordinary Shares by non–residents of Israel, except, under certain circumstances, with respect to ownership by subjects of countries which are, or have been, in a state of war with Israel.

DIVIDEND AND LIQUIDATION RIGHTS

The Ordinary Shares are entitled to their full proportion of any cash or share dividend declared.

Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of Ordinary Shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of our winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. Declaration of a dividend requires Board approval.

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

SPECIAL PROVISIONS IN ARTICLES OF ASSOCIATION RELATING TO DIRECTORS

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

An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding at least one-third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board may determine in a notice to shareholders. At such reconvened meeting any two shareholders entitled to vote and present in person or by proxy will constitute a quorum.  NASDAQ Listing Rule 5620(c) requires that an issuer listed on Nasdaq should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, as mentioned above, our Articles of Association, consistent with the Companies Law, provide for a lower quorum requirement at an adjourned meeting.

Generally, shareholder resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon.  For certain matters as described under the Companies Law which require the disclosure whether or not a shareholder has a personal interest, there is a requirement that the majority include the affirmative vote of at least a majority of the votes cast by shareholders who are not controlling shareholders of the Company or interested parties in the matter to be voted upon (or their representatives) or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company’s controlling shareholders or interested parties in the matter to be voted upon) must not represent more than 2% of the voting rights in the Company.  The shareholder approval for approving the appointment of either (1) the Chairman of the Board or his/her relative as the Chief Executive Officer of the company, or (2) the Chief Executive Officer or his/her relative as the Chairman of the Board of the company, must either include at least two-thirds of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the Company.

The board of directors of an Israeli company whose shares or debentures are publicly traded is obligated to adopt a compensation policy governing the terms of office and employment of office holders, after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which the shareholder majority approval must also either include at least a majority of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the proposed compensation policy, the board of directors of a company may approve the proposed compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of such compensation policy is for the benefit of the company.

Pursuant to the Companies Law, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy. Nonetheless, provisions were established in the Companies Law that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.

Terms of office and employment of office holders who are neither directors nor the general manager and which comply with the company’s compensation policy require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment based on detailed reasoning, after having re-examined the proposed terms of office and employment, and having taken the shareholder rejection into consideration

Terms of office and employment of directors which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

•	A private placement that meets all of the following conditions:

°
The private placement will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital.

°	20% or more of the voting rights in the company prior to such issuance are being offered.

°	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

•	A private placement which results in anyone becoming a controlling shareholder of the public company.

In addition, under the Companies Law, certain transactions or a series of transactions are considered to be one private placement.  A private placement that meets all of the above conditions, and which must be approved by the shareholders, must also be for the benefit of the company.

Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

ANTI–TAKEOVER PROVISIONS UNDER ISRAELI LAW

Under the Companies Law, a merger is generally required to be approved by the shareholders (under certain circumstances by special or super majorities as set forth under Israeli law) and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. In addition, a merger can be completed only after 30 days have passed from the shareholders’ approval of each of the merging companies, all approvals have been submitted to the Israeli Registrar of Companies and at least 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

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

Certain provisions of the Companies Law or our Articles of Association may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. Those provisions include: (i) limiting the ability of the Company’s shareholders to convene general meetings of the Company; (ii) controlling procedures for the conduct of shareholder and Board meetings, including quorum and voting requirements; and (iii) the election and removal of directors. Moreover, the requirement under the Companies Law to have at least two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board to remove a majority of the then-current directors from office quickly. It may also, in some circumstances, together with the other provisions of our Articles of Association and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for our Ordinary Shares.

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

NOTICES

Each shareholder of record is entitled to receive at least 21 days' prior notice (and for certain matters, 35 days’ prior notice) before the date of a shareholder meeting and at least five days’ notice before the record date for the meeting. For purposes of determining the shareholders entitled to notice of and to vote at such meeting, the Board of Directors may fix a record date not exceeding 40 days prior to the date of any shareholder meeting.

CHANGES IN OUR CAPITAL

Changes in our capital are subject to the approval of the shareholders, generally by a majority of the votes of shareholders present by person or by proxy and voting at the shareholders meeting.

C.           Material contracts

Company Credit Lines

During 2012, we made significant investments (from our cash reserves) in the above described acquisitions of eleven and Frisk. Due in part to these investments, in April 2013, a credit line had been secured from an Israeli bank, and we were in the process of closing on another credit line with a second Israeli bank.  Together, both credit lines totaled a sum of up to $5.0 million.  These credit lines were repaid in full in 2013.

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $7.5 million for a period of one year. Since the payment of interest and repayment of any draws on the line are denominated in U.S. dollars, there is no exchange rate risk. The interest on the line is equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect of any day shall not be less than 6.00% per annum. If the Prime Rate increases above 3.25%, the interest on the loans outstanding will increase above 6.00%, resulting in regular interest expense.

In relation to these credit lines, the Company has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties.  At December 31, 2013, the Company has drawn $3.2 million on the line.

D.           Exchange controls

Under current Israeli laws and regulations, non-residents of Israel who own our Ordinary Shares may freely convert all amounts received in Israeli currency in respect of such Ordinary Shares, whether as a dividend, liquidation distribution or as proceeds from the sale of our Ordinary Shares, into non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E.            Taxation

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 26.5% as of 2014.

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

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

•	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period ;
•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;
•	accelerated depreciation rates on equipment and buildings.
•	Expenses related to a public offering on TA stock exchange and as of January 1, 2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 26.5%.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering.  However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

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

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli and non-Israeli resident individuals and non-Israeli resident corporations we would be required to withhold income tax at the rate of 25% (or 30% if such non-Israeli resident individual is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), unless a different rate is provided in an applicable tax treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax  regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury Regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations.  CYREN will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its Ordinary Shares to the extent thereof, and then capital gain. Since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if the distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Corporate holders generally will not be allowed a deduction for dividends received.  For non-corporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%.  For those non-corporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate on “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will include the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Taxation of Non-Resident Holders of Shares.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis  in the sold Ordinary Shares and the amount realized on the disposition of such Ordinary Shares (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period in the Ordinary Shares of more than one year at the time of the disposition.

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8%  tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts, on their net investment income that is not distributed. In each case, this tax applies only to the extent that the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years.

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

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after July 1, 2014, and to payments of gross proceeds from a sale or other disposition of our Ordinary Shares made on or after January 1, 2017.  U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States;  or (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder  certifies to its foreign status on an applicable Form W-8 (or a substantially similar form or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in a 30% withholding tax being imposed on certain payments to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after July 1, 2014, and to payments of gross proceeds from a sale or other disposition of our Ordinary Shares made on or after January 1, 2017.  You should consult your tax advisor regarding the HIRE Act.

F.           Dividends and paying agents

Not applicable.

G.           Statement by experts

Not applicable.

H.           Documents on display

We file reports with the Israeli Registrar of Companies regarding any changes to our registered name, our registered address, mergers and details regarding security interests on our assets.   The information filed with the Registrar of Companies is generally available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders, as well as to review any document that is applicable to certain transactions which are subject to shareholder approval under the Israel Companies Law, subject to the right of the Company to reject such request if the Company is of the view that the request was made in bad faith, the documents contain trade secrets or patents, or the disclosure is otherwise liable to impact the welfare of the Company.

We are subject to certain of the information reporting requirements of the Exchange Act.  As a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our Ordinary Shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm.  We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each quarter and other reports on Form 6-K from time to time.  We post our Annual Report on Form 20-F on our web site (www.cyren.com) promptly following the filing of our Annual Report with the SEC. We do not intend for any information contained on our Internet website to be considered part of this annual report, and we have included our website address in this Annual Report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

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

In addition, since we are also listed on the Tel Aviv Stock Exchange we submit copies of all our filings with the SEC and announcements made public by us to our shareholders in the United States of America to the Israeli Securities Authority and the Tel Aviv Stock Exchange. Such copies can be retrieved electronically through the Tel Aviv Stock Exchange’s Internet messaging system (www.maya.tase.co.il) and through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

I.           Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We develop our technology in Israel and in Germany and seek to provide our services worldwide. As a result, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the NIS and Euro. We are exposed to the risk of fluctuation in the U.S. dollar/NIS and the U.S. dollar/Euro exchange rate. Our NIS and Euro-denominated expenses consist principally of salaries and related personnel expenses. Although the majority of our revenues are in U.S. dollars, a substantial portion of our sales are derived from the Euro currency. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $7.5 million for a period of one year. Since the payment of interest and repayment of any draws on the line are denominated in U.S. dollars, there is no exchange rate risk. The interest on the line is equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 6.00% per annum. If the Prime Rate increases above 3.25%, the interest on the loans outstanding will increase above 6.00%, resulting in higher interest expense.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) As of December 31, 2013, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2013, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

(b) Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

Our management assessed our internal control over financial reporting as of December 31, 2013. Our management based its assessment on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective.

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

(c) During the period covered by this Annual Report, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

The Board has determined that Mr. Todd Thomson, a member of the audit committee, is an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F, and is “independent” as that term is defined in NASDAQ Listing Rule 5605(a)(2).

Item 16B. Code of Ethics.

The Company, by way of Board resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers.  The Code of Ethics is posted on the Company’s website at www.CYREN.com, under the tab for “Corporate Governance” located on the link to the “Investor Relations” page.

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2012, for which audited financial statements appear in this Annual Report. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer for 2012 and 2013:

	Year ended December 31,
(in thousands)	2012	2013
	Fees	Fees

Audit Fees (1)	$147	$179
Audit-Related Fees (2)	89	39
Tax Fees (3)	18	8
All Other Fees	47	6
Total	$301	$232

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

(4) Other miscellaneous fees including permitted corporate finance assistance.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of our current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the Company’s independent registered public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year.  The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2013, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Following completion of its Ordinary Share buyback plans during 2009 and 2010 (see Item 16E of the annual reports on Form 20-F filed for 2009 and 2010), in May 2012, the Company announced the commencement of its third Ordinary Share buyback plan, under which the Company purchased approximately $1.7 million worth of its Ordinary Shares through the end of 2012 (out of a total amount allocated of $2.5 million).  The Company completed this buyback plan in November 2012 and repurchased 600,337 Ordinary Shares at an average price of $2.79 per share.  Repurchases during 2012 are summarized in the following table:

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

While the Company’s most current Annual Report on Form 20-F, inclusive of consolidated financial statements, is available on its website at www.CYREN.com, and the Company has indicated publicly that it will provide copies of that report free of charge, upon shareholder request, nevertheless the Company is not in strict compliance with the NASDAQ listing rule.  The Company does not include a statement on its website in the form noted above and does not issue a press release upon the posting of the annual report to its website; rather, the Company is following its home country practice (in Israel, which, in addition to the Company’s activities noted above, also enables shareholders to inspect the Company’s annual consolidated financial statements in person at its principal offices).

NASDAQ Listing Rule 5620(c) requires that an issuer listed on NASDAQ have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock.  However, the Company’s articles of association, consistent with the Companies Law, provide for a lower quorum in the event of a meeting adjourned for lack of a quorum, in which case any two shareholders entitled to vote and present in person or by proxy at such adjourned meeting shall constitute a quorum.  Our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

NASDAQ Listing Rule 5635(c) requires that, except in certain defined instances, an issuer receive shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.  During 2012, the Company notified NASDAQ that it is opting to follow home country practice in this regard.  Under Israeli law, shareholder approval is not required for some of the matters listed under Rule 5635(c), and thus Board of Director approval, together with that of the Compensation Committee, will be sufficient to approve those matters.  Thus, we do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose and equity compensation grants cannot be treated as exempt from the million dollar deduction limit provided in Section 162(m) of the U.S. Internal Revenue Code.  Our stock option or other equity compensation plans are also available to our non-U.S. employees, and generally provide features necessary to comply with applicable non-U.S. tax laws.

As noted above under “Item 6. Directors, Senior Management and Employees Compensation Committee”, the Company has adopted a compensation policy in accordance with the Companies Law, which is focused on director, CEO and corporate officer compensation (hereinafter “executive compensation”).  Pursuant to Israeli law, such policy must be presented to shareholders for approval no less than once every three years.  Included within that policy are provisions relating to the equity component of executive compensation, and the Company will follow home country practice under the Companies Law in seeking shareholder approval for matters of executive compensation which require such shareholder approval.  We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation and any required approval by the shareholders of such compensation. Israeli law, and our Articles of Association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) executive compensation, as required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, executive compensation is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for approval by the shareholders for any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy (which as noted under Item 6, even if our shareholders fail to approve the compensation policy, the Board nevertheless is entitled to adopt such policy if it determines that it is in the best interests of the Company) and for certain executive compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18.

Item 18. Financial Statements.

See pages F-1 to F-35.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CYREN LTD.

We have audited the accompanying consolidated balance sheets of CYREN Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2014	A Member of EY Global

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE  SHEETS

(in thousands of U.S. dollars)

	December 31
	2012	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,137	$3,757
Trade receivables, net	5,996	5,178
Deferred tax assets	2,239	48
Prepaid expenses and other receivables	1,503	1,988

Total current assets	14,875	10,971

LONG-TERM ASSETS:
Investment in affiliates	1,403	-
Deferred tax assets	3,348	-
Intangible assets, net	14,568	13,189
Goodwill	22,518	23,206
Severance pay fund	756	819
Lease deposits	57	74
Property and equipment, net	1,608	2,674

Total long-term assets	44,258	39,962

Total assets	$59,133	$50,933

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share data)

	December 31
	2012	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$958	$859
Credit line	-	3,245
Employees and payroll accruals	2,280	3,102
Accrued expenses and other liabilities	1,587	1,366
Earn-out consideration	4,048	1,428
Deferred revenues	4,535	4,499

Total current liabilities	13,408	14,499

LONG-TERM LIABILITIES:
Deferred revenues	492	1,646
Earn-out consideration	6,409	2,857
Deferred tax liability	3,187	2,749
Accrued severance pay	915	873

Total long-term liabilities	11,003	8,125

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares nominal value NIS 0.15 par value-
Authorized: 55,353,340 shares as of December 31, 2012 and 2013; Issued: 27,915,492 shares as of December 31, 2012 and 2013, respectively; Outstanding: 25,826,334 and 26,472,963 shares as of December 31, 2012 and 2013, respectively	986	986
Additional paid-in capital	190,436	191,780
Treasury shares - 2,089,158 ordinary shares as of December 31, 2012 and 1,442,529 ordinary shares as of December 31, 2013	(6,653)	(4,841)
Accumulated other comprehensive income	469	1,342
Accumulated deficit	(150,516)	(160,958)

Total shareholders' equity	34,722	28,309

Total liabilities and shareholders' equity	$59,133	$50,933

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2011	2012	2013

Revenues	$23,016	$23,910	$32,248
Cost of revenues	4,091	4,350	7,201

Gross profit	18,925	19,560	25,047

Operating expenses:

Research and development, net	5,410	6,281	9,156
Sales and marketing	5,486	5,860	10,886
General and administrative	4,721	6,639	10,388
Adjustment to earn-out consideration	-	-	(3,276)

Total operating expenses	15,617	18,780	27,154

Operating income (loss)	3,308	780	(2,107)

Loss from sale of investment in affiliate	-	-	(1,289)
Financial income (expense), net	(27)	80	(1,255)

Income (loss) before taxes on income	3,281	860	(4,651)
Tax benefit (expense)	1,317	625	(5,220)

Net income (loss)	$4,598	$1,485	$(9,871)

Basic net earnings (loss) per share	$0.19	$0.06	$(0.38)

Diluted net earnings (loss) per share	$0.19	$0.06	$(0.38)

Weighted average number of shares used in computing basic net earnings per share	23,620,171	24,610,267	26,231,254

Weighted average numbers of shares used in computing diluted net earnings per share	24,654,458	25,140,439	26,231,254

The accompanying notes are an integral part of these consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Net income (loss)	$4,598	$1,485	$(9,871)

Other comprehensive income:
Foreign currency translation adjustments	-	446	873

Total comprehensive income (loss)	$4,598	$1,931	$(8,998)

The accompanying notes are an integral part of these consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of U.S. dollars, except share data)

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (*)	Accumulated deficit	Total

Balance as of January 1, 2011	23,505,713	$938	$186,012	$(8,692)	$23	$(156,528)	$21,753

Issuance of shares upon exercise of options and warrants	587,904	22	1,238	-	-	-	1,260
Stock-based compensation related to employees	-	-	1,213	-	-	-	1,213
Net income	-	-	-	-	-	4,598	4,598

Balance as of December 31, 2011	24,093,617	960	188,463	(8,692)	23	(151,930)	28,824

Purchase of treasury shares	(600,337)	-	-	(1,720)	-		(1,720)
Issuance of shares upon exercise of options	627,583	26	686	-	-	-	712
Issuance of treasury shares upon acquisitions	1,556,750	-	104	3,406	-	-	3,510
Issuance of treasury shares upon exercise of options	148,721	-	(104)	353	-	(71)	178
Stock based compensation related to options granted to non-employees	-	-	11	-	-	-	11
Stock-based compensation related to employees	-	-	1,276	-	-	-	1,276
Other comprehensive income	-	-	-	-	446	-	446
Net income	-	-	-	-	-	1,485	1,485

Balance as of December 31, 2012	25,826,334	986	190,436	(6,653)	469	(150,516)	34,722

Issuance of treasury shares upon exercise of options	646,629	-	-	1,812	-	(571)	1,241
Stock based compensation related to options granted to non-employees	-	-	30	-	-	-	30
Stock-based compensation related to employees	-	-	1,314	-	-	-	1,314
Other comprehensive income	-	-	-	-	873	-	873
Loss	-	-	-	-	-	(9,871)	(9,871)

Balance as of December 31, 2013	26,472,963	$986	$191,780	$(4,841)	$1,342	$(160,958)	$28,309

(*)	Relates to foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Cash flows from operating activities:

Net income (loss)	$4,598	$1,485	$(9,871)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	-	-	18
Depreciation	545	560	1,136
Stock based compensation	1,213	1,287	1,344
Amortization of intangible assets	1,005	589	1,755
Accrued interest, accretion of discount and exchange rate differences on credit line	-	-	84
Accretion and change in fair value of earn out liabilities, net	-	224	(2,398)
Loss from sale of investment in affiliate	-	-	1,289
Deferred taxes, net	(1,385)	(806)	4,980

Changes in assets and liabilities:

Trade receivables	130	(2,194)	868
Prepaid expenses and other receivables	(79)	(541)	(511)
Trade payables	17	300	(248)
Employees and payroll accruals, accrued expenses and other liabilities	981	(1,085)	595
Deferred revenues	(390)	(164)	1,180
Accrued severance pay, net	66	(2)	(105)

Net cash provided by (used in) operating activities	6,701	(347)	116

Cash flows from investing activities:

Payment for business acquisitions, net of cash acquired	-	(10,243)	-
Change in long-term lease deposits	1	(17)	(17)
Proceeds from sale of property and equipment	-	-	4
Proceeds from sale of investment in affiliate	-	-	194
Investment in affiliate	-	(176)	(80)
Purchase of property and equipment	(526)	(805)	(2,053)

Net cash used in investing activities	(525)	(11,241)	(1,952)

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Cash flows from financing activities:

Payment of earrn-out consideration	-	(3,400)	(3,994)
Purchase of treasury shares	-	(1,720)	-
Proceeds from bank loans and credit line	-	-	6,165
Repayment of bank loans	-	-	(3,004)
Proceeds from options exercised	1,260	890	1,241

Net cash provided by (used in) financing activities	1,260	(4,230)	408

Effect of exchange rate changes on cash	-	87	48

Increase (decrease) in cash and cash equivalents	7,436	(15,731)	(1,380)
Cash and cash equivalents at the beginning of the year	13,432	20,868	5,137

Cash and cash equivalents at the end of the year	$20,868	$5,137	$3,757

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes paid	$67	$148	$352

Interest Paid	$-	$-	$142

Non-cash transactions:

Purchase of property and equipment by credit	$(16)	$(48)	$(145)

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:	GENERAL

a.
CYREN Ltd. (henceforth "CYREN") was incorporated as a private company under the laws of the State of Israel on February 10, 1991, and its legal form is a company limited by shares. CYREN listed its shares to the public on July 15, 1999 under the name Commtouch Software Ltd. and changed its legal name to CYREN Ltd. in January 2014. CYREN and its subsidiaries, unless otherwise indicated will be referred to in these consolidated financial statements as the “Company”.

The Company develops and provides Internet security solutions to Original Equipment Manufacturer ("OEM") partners and enterprises. The Company's business is to develop and sell, through a variety of third party distribution channels, these solutions to various customers. The Company's offerings include several security services in the area of email security, web filtering, and antimalware. The Company operates in one reportable segment.

b.
The Company incurred negative cash flow in 2013 and expects negative cash flow in 2014 due to its continued investment in research and development and marketing in line with its strategy to achieve future growth which was implemented throughout 2013. In April 2014, the Company extended its line of credit through April 2015. The extension was performed in order to serve the Company's funding requirements. According to the extension agreement with the bank, on or before November 1, 2014, the Company shall have consummated a financing transaction funded by its investors from which the Company receives minimum net proceeds of $5 million and which transaction shall be on terms and conditions as are acceptable to the bank. If such a transaction is not consummated by such date, the Company and the bank will negotiate up until December 1, 2014, in good faith, modifications to the credit line agreement. The Company has approved a contingency plan to cut expenses that will provide the Company with sufficient funds to repay the full amount of the credit line up to December 1, 2014 in case it will not achieve the required financing transaction or agree upon new terms for the credit line with the bank.

c.	Acquisition of Frisk Software:

On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk Software, an incorporated Icelandic private limited company, or "Frisk". The acquisition accelerated CYREN's antivirus roadmap and enabled the Company to more quickly provide the most advanced antivirus technology utilizing the combined resources of both organizations. It also helps support the launch of private label antivirus solution for the OEM and service provider markets while also enhancing the Company's Saas capabilities.

The purchase price amounted to $4,915 thousand, out of which $2,200 thousand was paid in cash and $1,678 thousand was paid by issuance of 750,000 ordinary shares at the closing date. The remainder of the purchase price was comprised of an earn-out component based on the success of Frisk within the combined entity. A payment of $51 thousand was made in 2013 on account of the earn-out.

The total purchase price was allocated to the net tangible and identifiable intangible assets based on their fair values at the acquisition date as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was assigned to goodwill. The value of goodwill is attributed to operational synergies between CYREN and Frisk and to the strengthening of the Company's position in the market.

NOTE 1:	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents	202
Trade receivables	36
Prepaid expenses and other receivables	287
Property and equipment	64
Intangible assets	2,250
Goodwill	3,501

Total assets acquired	6,340

Trade payables	(571)
Deferred revenues	(565)
Long-term deferred tax liabilities	(289)

Total liabilities assumed	(1,425)

Net assets acquired	$4,915

Intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method at an annual weighted average rate of 8%. The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization (in thousands):

	Fair value	%

Trademark	$984	10.0
Intellectual property	1,266	6.7

Total intangible assets	$2,250

d.	Acquisition of eleven GMBH:

On November 16, 2012, the Company completed the acquisition of eleven GMBH, a Germany based company, or "eleven". eleven is known throughout Germany as the leading provider of mail-based security as a service (SecaaS) solutions.

The acquisition of eleven enables CYREN to accelerate delivery of private label cloud-based security solutions specifically designed for OEM and service provider markets. In addition, CYREN's global reach should accelerate sales and adoption of this leading security technology developed by eleven.

The purchase price amounted to $22,293 thousand out of which, $11,543 thousand was paid in cash and $1,832 thousand was paid by issuance of 806,750 ordinary shares at the closing date. The remainder of the purchase price was comprised of an earn-out component based on the success of eleven within the combined entity.

NOTE 1:	GENERAL (Cont.)

A payment of $3,943 thousand was made in 2013 on account of the earn-out.

The total purchase price was allocated to the Company's business net tangible and identifiable assets based on their fair values at the acquisition date as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was assigned to goodwill. The value of goodwill is attributed to synergies between CYREN and eleven's services and to the strengthening of the Company's position in the market.

The following table summarizes the fair values of the assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents	$3,297
Trade receivables	846
Prepaid expenses and other receivables	252
Property and equipment	449
Other intangible assets	9,100
Goodwill	14,732

Total assets acquired	28,676

Trade payables	(128)
Employees and payroll accruals	(194)
Accrued expenses and other liabilities	(2,313)
Deferred revenues	(844)
Long-term deferred tax liabilities	(2,904)

Total liabilities assumed	(6,383)

Net assets acquired	$22,293

The intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method at an annual weighted average rate of 10.0%, except for customer relations which is amortized on an accelerated basis.

The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

NOTE 1:	GENERAL (Cont.)

(in thousands)	Fair value	%

Trademark	$671	10.0
Customer relations	3,037	Accelerated method
Technology	4,611	10.0
In-process R&D (*)	781	(*)

Total intangible assets	$9,100

(*)
The in-process research and development ("IPR&D") is amortized when the development is completed. Commencing January 2013, the Company began amortizing a portion of the IPR&D related to the development of a specific product which had become available for general release. The Company determined an estimated useful life of ten years to the developed technology. A total cost of $169 thousand was assigned to the Technology component and amortization expenses of $16 thousand were recorded in the statements of income (loss) under cost of revenues.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.
Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to fair value and useful lives of intangible assets, tax assets and liabilities, fair values of stock based awards, as well as in estimates used in applying the revenue recognition policy. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in U.S. dollars:

CYREN's revenues, and certain of its subsidiary's revenues, are generated mainly in U.S. dollars. In addition, most of their costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which CYREN and certain of its subsidiaries operate. Thus, the functional and reporting currency of CYREN and certain of its subsidiaries is the U.S. dollar.

CYREN and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income (loss) as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.
Principles of consolidation:

The consolidated financial statements include the accounts of CYREN and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents: Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.
Restricted cash:

The Company maintains certain cash amounts restricted as to withdrawal or use. On December 31, 2013, the Company maintained a balance of $133 thousand that represents security deposits with respect to leases, restricted due to the lease agreement and security deposits for credit lines from banks. Restricted cash is presented within the prepaid expenses and other receivables balance.

f.
Investment in affiliates:

The Company's investments in affiliated companies  comprises of investments in which the Company owns less than 20.0% and in which the Company cannot exercise significant influence over the affiliates' operating and financial policies. These investments are stated at cost.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. No impairment was identified for the year ended December 31, 2012. In 2013, the Company sold its investment in affiliate for a consideration of $194 thousand and recognized a loss of $1,289 thousand as of December 31, 2013. The original investment resulted from a minority equity investment made in a CYREN partner in 2010, whose business was sold to another CYREN partner in 2013 in a cash transaction.

g.
Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight line method over the estimated useful lives of the assets at the following annual rates:

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

%

Computers and peripheral equipment	33.33
Office furniture and equipment	7.0 – 20.0
Motor vehicles	15.0
Leasehold improvements	Over the shorter of the term of the lease or the life of the assets

Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses in respect of long-lived assets were recorded in 2011 through 2013. Regarding impairment of intangible assets see Note 2i.

h.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value determined using market capitalization. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company performs an annual impairment test at December 31, of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

For each of the three years in the period ended December 31, 2013, no impairment losses have been identified.

i.	Intangible assets:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 8 to 15 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Technology, Intellectual Property and Trademark are amortized over their estimated useful lives on a straight-line basis.

Acquired IPR&D is not amortized during the development period after the acquisition, instead, it is subject to the impairment review for indefinite-lived intangibles. Upon completion of the development process for the acquired research and development ("R&D"), the Company determines the useful life of the asset resulting from R&D activities and begins amortizing over the estimated useful life. However, prior to changing its life from indefinite to finite, the asset is tested for impairment as if it was still indefinite-lived.

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset group to the future undiscounted cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

The Company operates as one asset group. As of December 31, 2013, the Company identified the decrease in the fair value of the earn-out consideration as an indicator that the carrying value of the asset group may not be recoverable. The Company performed a recoverability test as of December 31, 2013 and the test resulted with no impairment.

During 2012 and 2013, no impairment losses had been identified. In 2011, impairment losses of $502 thousand were recorded in respect of covenants not to compete.

j.
Fair value measurements:

The carrying amounts of cash and cash equivalents, trade receivables, prepaid expenses, other receivables and trade payables, approximate their fair values due to the short-term maturities of such financial instruments.

The Company measures its earn-out consideration at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the instruments are categorized as Level 3.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value of the earn-out considerations is the discounted cash-flow method. The assumptions used in the valuation of the earn-out considerations as of December 31, 2013 included forecasted undiscounted future cash-flows and a weighted average cost of capital of 18.3% related to the earn-out originating from the Frisk acquisition (see note 1b above) and 16.4% related to the earn-out originating from the eleven acquisition (see note 1c above).

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company derives its revenues from the delivery of real-time cloud-based services for each of the email security, web filtering, and antimalware offerings.

Revenue is recognized when there is persuasive evidence of an arrangement, the service has been rendered, the collection of the fee is probable and the amount of fees to be paid by the customer is fixed or determinable.

Revenues from such services are recognized ratably over the contractual service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

l.	Research and development costs:

Research and development costs are charged to statements of income (loss) as incurred.

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

The Company receives government grants for funding certain approved research and development projects.  These grants are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants amounted to $127 thousand, $257 thousand and $505 thousand in 2011, 2012 and 2013, respectively.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risk:

The Company has no significant off-balance-sheet concentrations of credit risk.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The majority of the Company's cash and cash equivalents are invested in dollars and are deposited in major banks in the United States, Germany, Iceland and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The provision for doubtful accounts amounted to $462 thousand and $1,070 thousand at December 31, 2012 and 2013 respectively. Bad debt expense for each of the years ended December 31, 2011, 2012 and 2013 was $7 thousand, $456 thousand and $672 thousand, respectively.

o.	Accounting for stock-based compensation:

ASC 718 - "Compensation-stock Compensation"- ("ASC 718") requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income (loss).

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

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASC 718, and ASC 505-50, "Equity Based Payments to Non Employees" ("ASC 505-50"), with respect to options issued to non-employees.

The fair value for options granted in 2011, 2012 and 2013 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Employee stock options	2011	2012	2013

Volatility	68%-70%	38%-51%	37%-47%
Risk-free interest rate	0.6%-2.1%	0.5%-0.9%	0.5%-1.5%
Dividend yield	0%	0%	0%
Expected term (years)	3.6-4.8	3.8-4.9	3.5-4.9

p.	Basic and diluted net earnings per share:

Basic and diluted net earnings per share are presented in accordance with ASC 260, "Earnings per Share", for all periods presented.

Basic net earnings per share have been computed using the weighted-average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

In 2011 and 2012, the difference between the denominator of basic and diluted net earnings per share is due to the effect of dilutive securities for stock options. In 2013, there is no difference between the denominator of basic and diluted loss per share.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 1,549,850; 3,156,346 and 4,864,218 for 2011, 2012 and 2013, respectively.

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

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expense (income) for the years ended December 31, 2011, 2012 and 2013 was approximately $66 thousand, $(2) thousand and $105 thousand, respectively.

 r.          Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction in shareholders' equity.

The Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon issuance of shares upon acquisitions. Reissuance of treasury shares is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein, otherwise, to accumulated deficit.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740  prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50.0% likely to be realized upon ultimate settlement. No liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740.

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gains and losses from functional currency translation adjustments on behalf of subsidiaries whose functional currency has been determined to be their local currency.

NOTE 3:	PROPERTY AND EQUIPMENT, NET

	Year Ended December 31
(in thousands)	2012	2013

Cost:
Computers and peripheral equipment	$5,848	$7,350
Office furniture and equipment	848	1,112
Motor vehicles	10	10
Leasehold improvements	1,225	1,581

	7,931	10,053

Less accumulated depreciation	(6,323)	(7,379)

Property and equipment, net	$1,608	$2,674

Depreciation expense amounted to $545 thousand, $560 thousand and $1,136 thousand in 2011, 2012 and 2013, respectively.

NOTE 4:	INTANGIBLE ASSETS, NET

a.	Definite-lived intangible assets:

	December 31,
(in thousands)	2012	2013
Original amounts:
Customer contracts and relationships	$5,614	$5,754
Technology	7,576	7,961
Trademarks	1,677	1,709
In Process R&D	807	674

	15,674	16,098
Accumulated amortization:
Customer contracts and relationships	(542)	(1,378)
Technology	(531)	(1,326)
Trademarks	(33)	(205)
In Process R&D	-	-

Accumulated amortization	(1,106)	(2,909)

Intangible assets, net	$14,568	$13,189

b.	Amortization expense (excluding exchange rate differences) amounted to $503 thousand, $589 thousand and $1,755 thousand for 2011, 2012 and 2013, respectively.

NOTE 5:	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2012 and 2013 are as follows:

	Year ended December 31,
(in thousands)	2012	2013

Balance at the beginning of the year	$3,792	$22,518

Acquisitions	18,233	-
Foreign currency translation adjustments	493	688

Balance at the year end	$22,518	23,206

NOTE 6:	CREDIT LINE

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $7.5 million for a period of one year. As of December 31, 2013, the Company had drawn down an amount of approximately $3.2 million from the credit line, which is subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum; provided that the interest rate in effect on any day shall not be less than 6.0% per annum. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2013, the Company was in full compliance with the financial covenants. See also Note 1b regarding the extension of the credit line subsequent to the reporting period.

NOTE 7:	COMMITMENTS AND CONTINGENCIES

a.
CYREN Ltd., which was incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In connection with specific research and development, the Company received $1,184 thousand of participation payments from the OCS pursuant to the government support program in place prior to 2012. In return for the OCS's participation in this program, the Company is committed to pay royalties at a rate of 3.0% of the developed product sales for the program through 2012 and 2.5% in 2013, up to 100% of the amount of grants received plus interest at annual LIBOR rate. The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $962 thousand  as of December 31, 2013. For the years ended December 31, 2011, 2012 and 2013, the amounts of $61 thousand, $58 thousand and $78 thousand, respectively, were recorded as cost of revenues with respect to royalties due to the OCS.

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Operating leases:

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2018.

Facilities rent expenses for 2011, 2012 and 2013 were approximately $410 thousand, $531 thousand and $985 thousand, respectively.

Annual minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2016 and other facility related leases), at the exchange rate in effect on December 31, 2013, are approximately as follows (in thousands):

2014	$1,203
2015	1,027
2016	733
2017	575
2018	268

$3,806

c.
(1) During late 2010, one of the Company's customers, among others, was named as a defendant in a patent infringement claim in a United States District Court involving four distinct patents.  In September 2011, the Company received an indemnification notification from the customer indicating that one or two of those patents may relate to the Company's technology, and the customer was reserving its rights.  On March 22, 2013, the customer reached a settlement in respect of the patent infringement claim.  Following the settlement, the customer requested that the Company contribute to the settlement amount in order to resolve their indemnification claim against the Company.  On July 23, 2013 a settlement agreement was reached with the customer. In full satisfaction of the customer’s indemnity claim, the Company paid the customer $225,000.  The matter is now closed.

(2) The Company's German subsidiary is currently involved in three lawsuits that were initiated prior to the acquisition of eleven GmbH: i) a claim by a former employee regarding payment of a commission alleged to be in the amount of approximately EURO 139,000; ii) a claim by a hardware vendor in the amount of approximately EURO 90,000; and iii) a claim that was brought by eleven against BoxSentry, a customer, for failure to pay fees in the amount of approximately EURO 840,000. Based on management’s estimates for legal claims, the Company has provided a provision in the amount of approximately $340 thousand.  The accounts receivable due from BoxSentry have been fully reserved for.

NOTE 8:	SHAREHOLDERS' EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared.

b.	Employee stock options:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase Ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the "Amended and Restated Israeli Share Option Plan"). As of December 31, 2013, an aggregate of 1,442,529 ordinary shares of the Company are still available for future grant to employees and directors.

Options granted under such plans and agreements through September 2005, generally expire after ten years from the date of grant and options granted after September 2005 generally expire six years from the date of grant. Options cease vesting upon termination of the optionee's employment or other relationship with the Company. The options generally vest over a period of four years. The per share exercise price shall be no less than 100% of the fair market value per ordinary share on the date of grant.  Any options that are canceled or not exercised within the option term become available for future grant.

NOTE 8:        SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's employees share option activity under the plans is as follows (in thousands, except share and per share data):

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
	2013

Outstanding at January 1, 2013	3,991,468	$3.03	4.21	$1,525
Granted	1,810,000	3.01
Exercised	(518,394)	1.90
Expired and forfeited	(1,306,804)	3.59

Outstanding at December 31, 2013	3,976,270	$2.99	4.63	$823

Options vested and expected to vest at December 31, 2013	3,748,094	$3.00	4.60	$775

Exercisable options at December 31, 2013	1,130,732	$3.09	3.69	$263

Weighted average fair value of options granted during the year		$1.11

As of December 31, 2013, the Company had approximately $3,170 thousand of unrecognized compensation expense related to non-vested stock options, expected to be recognized over a remaining weighted average period of 2.67 years.

c.
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

NOTE 8:         SHAREHOLDERS' EQUITY (Cont.)

Since the annual meeting of shareholders in 2003, new directors joining the Board are entitled to a grant of 50,000 options. Directors who are re-elected at the annual meeting of shareholders are entitled to additional grants of 16,667 options, though at the annual meeting held October 26, 2009, shareholders approved a one-time increase in the grants to re-elected directors to 30,000 options.

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

A summary of the Company's directors share option activity under the plans is as follows (in thousands, except share and per share data):

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
	2013

Outstanding at January 1, 2013	1,131,885	$3.35	3.40	$198
Granted	510,002	2.74
Exercised	(125,001)	1.98
Expired and forfeited	(226,669)	4.00

Outstanding at December 31, 2013	1,290,217	$3.12	4.06	$250

Options vested and expected to vest at December 31, 2013	1,289,683	$3.12	4.06	$250

Exercisable options at December 31, 2013	553,716	$3.39	2.37	$59

Weighted average fair value of options granted during the year		$0.90

As of December 31, 2013, the Company had approximately $1,430 thousand of unrecognized compensation expense related to non-vested stock options granted to directors, expected to be recognized over a weighted average period of 3.11 years.

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

d.	The employee and director options outstanding as of December 31, 2013, have been separated into ranges of exercise prices, as follows:

Outstanding				Exercisable
Exercise		Weighted average remaining	Weighted average exercise		Weighted average exercise
price per	Options	contractual	price per	Options	price per
share	outstanding	life in years	share	exercisable	share
$0.93-$1.89	62,014	0.87	$1.33	62,014	$1.33
$1.93-$2.44	368,170	4.49	2.39	130,975	2.30
$2.46-$2.92	1,693,002	5.41	2.71	219,473	2.63
$2.93-$3.08	418,000	5.58	3.07	3,125	3.01
$3.12-$3.14	735,000	5.12	3.14	2,236	3.14
$3.16-$3.18	305,160	4.40	3.17	124,349	3.16
$3.21-$3.29	645,000	3.53	3.22	390,614	3.23
$3.41-$3.69	757,184	3.44	3.46	492,534	3.46
$3.75-$4.35	282,957	1.68	3.96	259,128	3.97

	5,266,487			1,684,448

e.	Options to non-employees:

Issuance date	Options outstanding	Exercise price per share	Options exercisable	Exercisable through

February 16, 2012	53,000	$3.16	24,622	Feb-16
February 13, 2013	5,000	$3.14	2,501	Feb-19
August 1, 2013	150,000	$3.08	17,250	Aug-19

	208,000		44,373

The options vest and become exercisable at a rate of 1/16 of the options every three months.

As of December 31, 2013, the Company had approximately $ 227 thousand of unrecognized compensation expense related to non-employee, non-vested stock options, expected to be recognized over a weighted average period of 3.40 years.

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

 f.          Total stock-based compensation expenses recognized in 2011, 2012 and 2013:

The total stock-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2011, 2012 and 2013, was comprised as follows:

	Year ended December 31,
(in thousands)	2011	2012	2013

Cost of revenues	$24	$53	$50
Research and development	294	231	267
Sales and marketing	355	200	264
General and administrative	540	803	763

	$1,213	$1,287	$1,344

NOTE 9:	INCOME TAXES

a.	Corporate tax structure:

The Israeli corporate tax rate was 24.0% in 2011, and 25.0% in 2012 and 2013.

On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 (“Amended Budget Law”) which consists, among others, raising the Israeli corporate tax rate from 25.0% to 26.5% commencing January 1, 2014.

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

NOTE 9:	INCOME TAXES (Cont.)

c.
Net operating loss carryforwards:

As of December 31, 2013, CYREN's net operating loss carryforwards for tax purposes amounted to approximately $52,732 thousand and capital loss carryforwards of $15,658 thousand which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2013, for federal income tax purposes, the U.S. subsidiary had net operating loss carryforwards of approximately $92,041 thousand and capital loss carryforwards of $1,700 thousand. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2032.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Management currently believes that based upon its estimations for future taxable income, it is more likely than not that the deferred tax assets regarding the loss carryforwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

NOTE 9:	INCOME TAXES (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2012 and 2013, the Company's deferred taxes were in respect of the following:

	December 31,
(in thousands)	2012	2013

Deferred tax assets:

Net operating loss carryforwards	$48,709	$48,095
Capital loss carryforwards	4,578	4,842
Temporary differences	1,325	2,734

Deferred tax assets before valuation allowance	54,612	55,671
Valuation allowance	(49,025)	(55,456)

Net deferred tax asset	5,587	215

Deferred tax liabilities:

Acquired intangibles	(2,971)	(2,723)
Deferred revenue	(216)	(193)

Deferred tax liability	(3,187)	(2,916)

Deferred tax asset (liability), net	$2,400	$(2,701)

	December 31,
(in thousands)	2012	2013

Domestic:
Current deferred tax asset, net	$1,569	$-
Non-current deferred tax asset, net	2,352	-

	$3,921	$-
Foreign:
Current deferred tax asset, net	$670	$48
Non-current deferred tax asset (liability), net	(2,191)	(2,749)

	$(1,521)	$(2,701)
Deferred tax asset (liability), net	$2,400	$(2,701)

NOTE 9:	INCOME TAXES (Cont.)

e.	Reconciliation of the theoretical tax benefit (expense):

For the year ended December 31, 2011, the main reconciling items between the Company's statutory tax rate and the effective tax rate relates to changes in valuation allowance due to utilization of net operating loss carryforwards, recognition of net operating loss carryforwards due to certainty of future realization of taxable income, and an increase in the Israeli tax rate (which resulted in an increase in the deferred tax asset),  offset by increase in the exchange rate of the U.S. dollars compared to the New Israeli Shekel.

For the year ended December 31, 2012, the main reconciling items between the Company's statutory tax rate and the effective tax rate relates to changes in valuation allowance due to utilization of net operating loss carryforwards, in the amount of $215 thousand and a decrease in valuation allowance related to net operating losses expected to be realized in the foreseeable future, in the amount of $840 thousand.

For the year ended December 31, 2013, the main reconciling items between the Company’s statutory tax rate and the effective tax rate relates to the increase in the valuation allowance in the amount of $6,431 thousand due to the management's estimations that the Company will not utilize its carryforward losses in the foreseeable future.

f.	Income (loss) before tax benefit (expense) consists of the following:

	Year ended December 31,
	2011	2012	2013

Domestic	$3,114	$1,430	$(3,683)
Foreign	167	(570)	(968)

	$3,281	$860	$(4,651)

The Company is required to calculate and account for income taxes in each jurisdiction in which the Company or its subsidiary operate. Significant judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities.

NOTE 9:	INCOME TAXES (Cont.)

g.	Tax benefit (expense) is comprised of the following:

	Year ended December 31,
	2011	2012	2013

Current taxes:
Foreign	$2	$(124)	$(240)
Domestic	(70)	(57)	-

	$(68)	$(181)	$(240)

Deferred taxes:
Foreign	$357	$942	$(1,065)
Domestic	1,028	(136)	(3,915)

	$1,385	$806	$(4,980)

Tax benefit (expense)	$1,317	$625	$(5,220)

h.	Tax assessments:

CYREN's tax assessments in Israel are deemed final up to and including 2009.

The U.S. subsidiary has final tax assessments up to and including 2009.

The German subsidiary has final tax assessments up to and including 2010.

NOTE 10:	GEOGRAPHIC INFORMATION

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company’s business) and follows the requirements of ASC 280 “Segment Reporting.”

a.	Revenues from external customers:

	Year ended December 31,
	2011	2012	2013

Israel	$2,044	$2,541	$1,602
North America	12,655	11,847	12,726
Europe	4,869	5,737	14,407
Asia	3,036	3,484	2,717
Other	412	301	796

	$23,016	$23,910	$32,248

For the years ended December 31, 2011, 2012 and 2013, the Company had no major customers.

NOTE 10:	GEOGRAPHIC INFORMATION (Cont.)

b.	The Company's net amount of property and equipment is as follows:

	December 31
	2012	2013

Israel	$340	$830
United States	706	1,176
Germany	462	582
Iceland	100	86

	$1,608	$2,674

NOTE 11: FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2011	2012	2013

Income:
Interest on cash and cash equivalents and short term deposit, net	$177	$144	$3
Foreign currency exchange differences, net	-	169	-

	$177	$313	$3

Expenses:
Accretion of earn-out consideration	$-	$(224)	$(878)
Interest on bank loans, credit line and short term deposits, net	-	-	(197)
Foreign currency exchange differences, net	(204)	-	(124)
Other	-	(9)	(59)

	$(204)	$(233)	$(1,258)

	$(27)	$80	$(1,255)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CYREN LTD.

By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Interim Chief Financial Officer
April 30, 2014

Item 19. Exhibits

Exhibit Index

Exhibit Number     Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 15, 2011.(2)

4.1	CYREN Ltd. 2006 U.S. Stock Option Plan.(3)

4.2	Amended and Restated CYREN Ltd. 1999 Non–Employee Directors Stock Option Plan.(4)

4.3	Extension of Amended and Restated CYREN Ltd. 1999 Non-Employee Directors Stock Option Plan.(5)

4.4	CYREN Ltd. Amended and Restated Israeli Share Option Plan.(6)

4.5	Summary of Director Compensation. (7)

4.6	Share Purchase Agreement of July 24, 2012 between CYREN and former shareholders of Frisk. (8)

4.7	Purchase and Assignment Agreement of November 15, 2012 between CYREN and eleven. (9)

4.8	Summary of credit line.

4.9	The Executive Compensation Policy of the Company. (10)

8	List of Subsidiaries of the Company.

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent registered public accounting firm.

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

_________________

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of CYREN Ltd., File No. 333–78531 [filed June 3, 1999].

(2)	Incorporated by reference to Exhibit 1.2 to Annual Report on form 20-F for the year ended December 31, 2012

(3)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(4)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(5)	Incorporated by reference to Exhibit 4.6 to Annual Report on form 20-F for the year ended December 31, 2008.

(6)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(7)	Incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2012.

(8)	Incorporated by reference to Exhibit 4.6 to Annual Report on Form 20-F for the year ended December 31, 2012.

(9)	Incorporated by reference to Exhibit 4.7 to Annual Report on Form 20-F for the year ended December 31, 2012.

(10)	Incorporated by reference to Appendix A to Proposal 2 in Exhibit 99.1 to Form 6-K [furnished June 24, 2013].