Form 20-F
period 2014-12-31
CYREN Ltd.
filed 2015-04-30
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2014).

Ordinary Shares, par value NIS 0.15                                                                      31,396,940

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

☒Yes                                 ☐No

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “CYREN”, “the Company,” “we,” “us” or “our” are to CYREN Ltd., formerly known as Commtouch Software Ltd. and its consolidated subsidiaries, namely CYREN Inc., formerly known as Commtouch Inc., CYREN Iceland hf, formerly known as Commtouch Iceland hf, and CYREN Gesellschaft mbH, formerly known as eleven Gesellschaft zur Entwicklung und Vermarktung von Netzwerktechnologien mbH.

A.	Selected financial data

The selected consolidated statements of income data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from the Consolidated Financial Statements of CYREN included elsewhere in this Annual Report on Form 20-F, or this Annual Report. The selected consolidated statements of income data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from the Consolidated Financial Statements of CYREN not included elsewhere in this Annual Report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(USD and share amounts in thousands, except per share data)
Selected Data:
Revenues	$18,161	$23,016	$23,910	$32,248	$31,925
Operating income (loss)	$3,360	$3,308	$780	$(2,107)	$(6,525)
Net income (loss) attributable to ordinary and equivalently participating shareholders	$4,403	$4,598	$1,485	$(9,871)	$(7,016)
Operating income (loss) per share	$0.14	$0.14	$0.03	$(0.08)	$(0.23)
Basic net earnings (loss) per share	$0.19	$0.19	$0.06	$(0.38)	$(0.25)
Diluted operating income (loss) per share	$0.14	$0.13	$0.03	$(0.08)	$(0.23)
Diluted net earnings (loss) per share	$0.18	$0.19	$0.06	$(0.38)	$(0.25)
Weighted average number of shares used in computing basic net earnings per share	23,575	23,620	24,610	26,231	28,598
Weighted average number of shares used in computing diluted net earnings per share	24,874	24,654	25,140	26,231	28,598
Total Assets	$31,982	$39,534	$59,133	$50,933	$51,473

B.	Capitalization and indebtedness

Not applicable

C.	Reason for the offer and use of proceeds

Not applicable

D.	Risk factors

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

Business Risks

If the Internet security market does not accept our cloud-based product offerings, our sales will not grow as quickly as anticipated, or at all, and our business, results of operations and financial condition would be harmed.

We are seeking to exploit our cloud-based security platform, CYREN Web Security (“CWS”) to disrupt the Internet security market and our historic business model. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of cloud computing services. The market for messaging security and compliance solutions delivered as a service in particular is at an early stage relative to on-premise solutions, and these applications may not achieve and sustain high levels of demand and market acceptance.

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

If the market does not continue to respond favorably to our traditional Internet security solutions, including our cloud-based CYREN EmailSecurity, CYREN WebSecurity, embedded antispam solutions, embedded antivirus, embedded Uniform Resource Locator (URL) filtering solutions or our future solutions do not gain acceptance, we will fail to generate sufficient revenues.

Our success depends on the continued acceptance and use of our traditional Internet security solutions by current and new businesses, Original Equipment Manufacturers (“OEMs”), and service provider customers, plus the interest of such customers in our newest offerings. We have been selling our inbound anti-spam products for over ten years, our Zero-Hour™ virus outbreak detection product for approximately nine years, our GlobalView™ Mail Reputation perimeter defense solution for approximately eight years, our URL filtering solutions for over six years, our outbound spam solution for approximately four years and the CYREN Antivirus solution for over five years.

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

If we are unable to effectively integrate past and future acquisitions and investments, our business operations and financial results will suffer.

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

If we encounter further difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of these companies or any other company that we acquire, the revenue and operating results of the combined company could be adversely affected. The risks we face in connection with acquisitions include:

•	disruption of our ongoing business, diversion of resources, increased expenses and distraction of our management from operating our business to addressing acquisition integration challenges;

•	additional legal and regulatory compliance;

•	cultural challenges associated with integrating employees from the acquired companies into our organization;

•	inability to retain key employees from the acquired companies;

•	inability to strengthen our competitive position, achieve our strategic goals, generate sufficient financial return to offset acquisition costs or realize the expected benefits of the acquisition;

•
failure to identify significant problems or liabilities, including liabilities resulting from the acquired companies’ pre-acquisition failure to comply with applicable laws, during our pre-acquisition due diligence;

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

Some of our competitors have acquired businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and end user needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily, or develop and expand their product and service offerings more quickly than we can. Due to various reasons, organizations may be more willing to incrementally add solutions to their existing security infrastructure from competitors than to replace it with our solutions. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, and loss of market share. Any failure to meet and address these factors could seriously harm our business and operating results.

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

Adverse conditions in the US, Israeli and global financial markets could have a material adverse effect on our business, operating results and financial condition.

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

We expect to continue to be dependent upon OEM partners and service providers for a significant portion of our revenues, which will be derived from sales of our messaging, antivirus and web security solutions. We also expect resellers to become important in the distribution of our newer cloud-based Internet security solutions such as CYREN WebSecurity.

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

Our success is substantially dependent on our ability to attract, retain and motivate the members of our management team and other key employees throughout our organization. Competition for highly skilled personnel is intense, especially in Israel, Berlin, Reykjavík, Palo Alto, and the Washington D.C. metro area, where we have an office and a need for highly skilled personnel. We may not be successful in attracting qualified personnel to fulfill our current or future needs. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. Also, to the extent we hire employees from mature public companies with significant financial resources, we may be subject to allegations that such employees have been improperly solicited, that they have divulged proprietary or other confidential information or that their former employers own such employees’ inventions or other work product.

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

Our cloud-based SecaaS offerings are newer service offerings, so we may not see the customer traction in these offerings that we anticipate.

Security-as-a-Service (“SecaaS”) is a model of cloud-based services offerings. In February 2014, we released CWS, our cloud-based security service that provides end users secure browsing from any device, anywhere. CWS is our push into the cloud-based Internet security sector. The solutions we are promoting and will promote to this market will enable Internet security vendors and service providers to offer fully cloud-based, Internet security solutions to their customers, without the need for the integration of an embedded software development kit, or SDK, into their product offerings. Among other things, this cloud-based approach is intended to speed up the process of moving our solutions to market, and ease the integration burden for our customers.

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

If we fail to develop or protect our CYREN brand name, our business may be harmed.

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

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features to enhance our services and products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. For example, in July 2014, we completed a registered direct offering of 4,771,796 shares and warrants to purchase 1,670,128 Ordinary Shares with certain institutional investors in combinations consisting of one Ordinary Share and one warrant to purchase 0.35 of an Ordinary Share at an offering price per fixed combination of $2.41. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness or that otherwise restrict our ability to operate our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our CEO, Lior Samuelson, is also Chairman of our Board of Directors. Our directors and affiliates of our directors and our executive officers (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 20.6% of our outstanding Ordinary Shares as of April 1, 2015. Included in the calculation of voting power are options exercisable by the affiliated entities within 60 days thereof (with some having an exercise price greater than the market price of our shares as of April 1, 2015). If they vote together (especially if they were to exercise all vested options into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over many matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In this regard, we know of no shareholders or voting agreement between major shareholders or between such shareholders and directors or officers.

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

Our Ordinary Shares are traded primarily on the NASDAQ Capital Market and also on the Tel Aviv Stock Exchange (“TASE”). Trading in our Ordinary Shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our Ordinary Shares on these two markets often differ. Any decrease in the trading price of our Ordinary Shares on one of these markets could cause a decrease in the trading price of our Ordinary Shares on the other market.

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

Some of our employees in Israel, including some of our executive officers, are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the armed forces. Furthermore, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. For example, in 2014, six of our employees in Israel were called for active reserve duty, each serving for an average of approximately two weeks. Our operations could be disrupted by the absence, for a significant period, of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business.

Because a substantial portion of our revenues historically have been generated in U.S. dollars and the Euro, and a significant portion of our expenses have been incurred in NIS, our results of operations may be adversely affected by currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and Euros, and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS and the Euro. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  During 2014, the U.S. dollar value of operating costs denominated in NIS declined due to the appreciation of the U.S. dollar vs the NIS, and the U.S. dollar value of revenues denominated in Euro declined due to the appreciation of the U.S. dollar vs the Euro. During 2012 and 2013, the U.S. dollar value of operating costs denominated in NIS increased due to the depreciation of the U.S. dollar vs the NIS, and the U.S. dollar value of revenues denominated in Euro increased due to the depreciation of the U.S. dollar vs the Euro.

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

Through a program with the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor, or OCS, we received grants from the Government of Israel, to finance a significant portion of our research and development expenditures in Israel. In 2013 and 2014, we received $0.4 million and $0.4 million, respectively.

In order to meet specified conditions in connection with grants and programs of the OCS, we have made representations to the Israel government about our Israeli operations. The grant requires a minimum commitment of three years and we are required to share information with other companies and academics. In addition, under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from some of our projects that were funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants plus interest at LIBOR is repaid. The terms of Israeli Government participation also impose significant restrictions on manufacturing outside Israel of products developed with government grants. The transfer to third parties of technologies or know how developed through such projects is subject to approval of the OCS, as well as making additional payment to the OCS, with the amounts depending upon the value of the transferred technology or know-how, our R&D expenses, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. From time to time, the conduct of our Israeli operations has deviated from our forecasts. If we fail to meet the conditions of the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future.

You may have difficulties enforcing a U.S. judgment against us and our executive officers and directors or asserting U.S. securities laws claims in Israel.

CYREN Ltd. is organized under the laws of Israel, and we maintain significant operations in Israel. In addition, a significant portion of our assets are located outside the United States. Service of process upon our non-U.S. resident directors and enforcement of judgments obtained in the United States against them and CYREN Ltd. may be difficult to obtain within the United States. It may be difficult to enforce civil causes of actions under U.S. securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Furthermore, there is little binding case law in Israel addressing these matters.

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

A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement (see Item 16G. “Corporate Governance” for a list of those home country practices followed by us). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Item 4. Information on the Company.

A.	History and development of the Company

We were incorporated as a private company under the laws of the State of Israel on February 10, 1991 and our legal form is a company limited by shares. We became a public company on July 15, 1999 under the name Commtouch Software Ltd. In January 2014, we changed our legal name to CYREN Ltd.

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. In September 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc. On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk. The acquisition has enabled the Company to provide antivirus technology utilizing the combined resources of both organizations. It has also helped support the launch of CYREN WebSecurity and also enhancing the Company’s advanced malware and cyber security capabilities. On November 16, 2012, the Company completed the acquisition of eleven. The acquisition of eleven has enabled CYREN to accelerate delivery of private label cloud–based security solutions, including CYREN WebSecurity, specifically designed for the OEM and service provider markets.

Our principal executive offices are located at 1 Sapir Rd., 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya, 46140 Israel, where our telephone number is 972–9–863–6888. Our Amended and Restated Articles of Association, or Articles of Association, are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection at that office.

Our authorized agent in the United States is our subsidiary, CYREN Inc. located at 7925 Jones Branch Drive, Suite 5200, McLean, Virginia 22102.

PROPERTY AND EQUIPMENT, NET

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cost:
Computers and peripheral equipment	$5,848	$7,350	$8,160
Office furniture and equipment	848	1,112	1,151
Motor vehicles	10	10	-
Leasehold improvements	1,225	1,581	1,587

	7,931	10,053	10,898

Less accumulated depreciation	(6,323)	(7,379)	(8,497)

Property and equipment, net	$1,608	$2,674	$2,401

The Company finances the capital expenditures from operations. The Company continues to invest in capital expenditures that support the growth of the Company’s business and support the rollout of new products and services.

B.	Business Overview

CYREN is a global leader in information security solutions for protecting web, email and mobile transactions. We are a pioneering Security-as-a-Service provider of integrated cloud-based security technology, with cost-effective, easily deployed solutions that mitigate modern cyber-threats, advanced malware attacks, information leaks, legal liability and productivity loss through the application of cyber intelligence.

Organizations rely on the Internet and email to conduct business, and frequently send critical or confidential information outside their network perimeter as part of established business processes. At the same time, a fundamental shift in the sources of cyber crime, from hackers to organized crime and nation-states, combined with the emergence of international data trafficking and sophisticated advanced persistent threats (“APTs”), is powering an unprecedented wave of targeted, malicious attacks – all designed to steal valuable information.  The growth of business-to-business Internet-based collaboration, in conjunction with the consumerization of Information Technology (“IT’) and the associated adoption of mobile devices and unmanaged Internet-based applications, has proliferated sensitive data and reduced the effectiveness of many existing security products. These factors all contribute to an increasing number of severe data breaches and expanding regulatory mandates, all of which accelerate demand for an effective security solutions. The confluence of these trends drives the need for unified, organization-wide web and email security solutions that address the dynamic nature of web content and cyber-threats.

As a leading provider of cloud-based security solutions that deliver powerful protection through the application of global cyber intelligence, CYREN’s easily deployed web, email, and antimalware products deliver uncompromising protection in both embedded and security-as-a-service models. Organizations rely on CYREN cloud-based cyber threat detection and proactive security analytics to provide up-to-date spam classifications, URL categorization and malware detection services. The CYREN cyber intelligence platform applies unique analysis and detection technologies to protect more than 600 million users in 200 countries.

As a trusted technology partner, CYREN delivers security services to a wide array of customers and OEM and service provider distribution partners including; network and security vendors offering content security gateways, unified threat management  (“UTM”) solutions, network appliances, antivirus solutions and to service providers such as Software-as-a-Service (“SaaS”) vendors, web hosting providers and Internet service providers. CYREN partners with customers to ensure success at both the technical and sales levels.

CYREN provides a purpose-built, global cloud-based security service that delivers real-time protection to enterprises facing the next generation of cyber attacks. Our technology approach represents a paradigm shift versus how IT security has been conducted since the earliest days of the information technology industry.

The core of our purpose-built, cloud-based cyber security platform are the CYREN GlobalViewTM Cloud and patented Recurrent Pattern Detection™ (“RPD™”) technologies, which identify and protect against known and unknown threats that traditional signature-based technologies are unable to detect.

The GlobalView Cloud infrastructure has operated for over 16 years and is built from multiple high-availability data centers deployed worldwide. Global points of presence ensure low latency for queries, as well as local data handling where required by country-specific legislation. End user traffic may be routed to the cloud for protection using a variety of options. For example, all organizational traffic may be directed using proxy-chaining, port forwarding, or GRE tunneling. Alternatively, for roaming users, PAC (Proxy Auto Config) files may be used. CYREN also supports smartphones and tablets with a range of solutions for Android and iOS operating systems, with mobile users’ traffic routed through the closest secure VPN tunnel.

Our Offerings

The CYREN portfolio of services are grouped into solution suites:

● Web – user-oriented protection, wherever they are
● Email – guards email inboxes from outbound and incoming attacks
● Antimalware – proactive security to combat new and emerging threats

Our services are deployed through various models, including (i) through the integration of an embedded software module, which, upon integration, is then able to communicate with our worldwide cloud detection centers that provide our customers and users with the most up to date cyber intelligence against the latest Internet threats; and (ii) through our cloud-based applied cyber intelligence platform.

CYREN WebSecurity (“CWS”)

The web Security-as-a-Service market offers a tremendous growth opportunity. There are several factors driving the fast adoption of the SecaaS cloud model including: the increased cost and complexity of managing security appliances – potentially across multiple remote offices; an increasingly mobile workforce; the bring-your-own-device (“BYOD”) trend; business and user applications that have moved to the cloud. These factors have shifted the way businesses and enterprises are looking to consume web security. There is also a growing need for compliance – ensuring that inappropriate or illegal sites are not visited from company infrastructure - and employee productivity – ensuring that company time and bandwidth is not wasted on unnecessary web usage.

CYREN developed a proprietary solution, CYREN WebSecurity that delivers cloud-based protection of users and their devices against web-borne threats. CWS includes URL filtering and antimalware protection. CWS was been designed from the ground up to offer a private-label service, enabling CYREN partners to quickly enter this high-growth market. In a resale model, CWS can be deployed through multiple channels, as the ability to define flexible multi-tenant partner, reseller, distributor, and customer relationships supports any channel, licensing, or sales ecosystem. CWS has an intuitive user interface that streamlines the performance of provisioning and configuration tasks for all partner tiers and all organizational resources, including mobile. CWS builds on our GlobalView cyber intelligence network, extensive experience in operating security services, and complementary security technologies such as antivirus to provide the highest levels of protection for end users.

GlobalView URL Embedded Filtering Solutions

CYREN offers embedded URL filtering services, which can be deployed within partners’ hardware or software via an embedded software module. By embedding CYREN URL filtering (“URLF”), partners can build solutions to combat emerging web threats with a URL categorization service designed for maximum security, low-latency, and support for local browsing behaviors.

The scale of today’s Internet, coupled with the unique browsing habits of regional users dictates that to be effective, the traditional URL database must be “in the cloud”, thereby overcoming local storage limitations and allowing CYREN partners to tailor the information held to meet their specific needs.

Embedded URL Filtering works in this way:

1.	The embedded URLF software is installed on the partner device or platform (e.g. Web Security Gateway).

2.	The partner device receives an http/s browsing request from a connected user.

3.
The device uses the embedded software to establish the URL classification. The URLF Engine first checks its local cache for URL values; typically more than 99% of queries are resolved by the local cache.

4.	If necessary, the URLF Engine queries the CYREN GlobalView Cloud for the relevant data.

5.	One classification is obtained, the partner applies policy to block, allow, or strip content according to the rules defined for the URL classification.

The GlobalView Cloud provides broad, up-to-date coverage of URLs. CYREN is able to provide high categorization accuracy with our powerful cloud analysis engines and global data sources. Each copy of the embedded software that is installed can include a local cache that automatically customizes itself depending on usage patterns, enabling CYREN to deliver the most relevant data at high speed.

URL Filtering requests between the embedded software and the CYREN cloud infrastructure are satisfied in a few milliseconds or less, so latency is never an issue. We employ a combination of deep coverage and highly accurate categorization to ensure the best possible browsing experience for end users.

CYREN Embedded Antimalware

CYREN Embedded Antimalware represents over 20 years of history, experience, and adaptive development by some of the industry’s most capable and well-known engineers. CYREN Antimalware technologies protect hundreds of millions of users, scan billions of emails per week, and are trusted by many of the world’s largest software, hardware and Internet services companies.

CYREN Embedded Antimalware provides broad protection against new and zero-hour threats. A modular design gives partners industry-leading detection performance with extremely low processing, memory, storage, and bandwidth consumption. Embedded Antimalware offers superior, efficient detection with a small footprint, appropriate for integration into a wide variety of products or services. This award-winning engine blocks malware of all types, including worms, Trojans and spyware.

With the embedded Antimalware integrated into a vendor device or application, objects (files, web scripts, emails, etc.) are scanned and classified by our antimalware engine. This enables partners to delete, block, or quarantine malicious objects before they can impact end users. CYREN Antimalware SDK can be deployed within software applications and hardware platforms as diverse as UTMs, Network Attached Storage, Network Routers, and Mobile platforms.

The CYREN embedded Antimalware engine uses a modular framework. Each Threat Protection Module within the framework scans specific objects, for example PDF files, or searches for specific virus types such as polymorphic viruses. This architecture is more flexible than the monolithic approach of competitors - new modules can be added quickly to combat new threats without having to change existing ones – delivering rapid response to evolving threats.

The modular architecture also means faster deployment for partners. Quality Assurance testing of the engine is can be completed rapidly after module updates or additions since existing modules are left untouched. We use a minimal number of function calls for integration of the engine, speeding integration time. Also, new features are exposed by adding parameters without changing the basic function call set; ensuring backward compatibility and easier management of deployed product.

CYREN EmailSecurity

Research shows that 80% of all business data is unstructured, with email being by far the largest repository. As a result, the ability to effectively secure email inboxes from unwanted spam and threats like malware and phishing is critical. Today’s preferred delivery model for this protection is “as-a-service”. CYREN EmailSecurity is a Security-as-a-Service platform that delivers inbound and outbound antispam, anti-malware, and malware attack detection components in a seamless, easy end user experience. CYREN EmailSecurity uses the GlobalView™ Cloud, which collects and analyzes billions of transactions per day, to deliver unmatched insight into, and protection against emerging security threats. Our patented Recurrent Pattern Detection (“RPD”) automatically analyzes traffic to provide accurate spam and phishing classifications based on a unique global viewpoint on threats

CYREN EmailSecurity frees inboxes of spam, malware, and phishing threats without blocking important business messages — protecting email users whenever, wherever, and on whatever device they use. CYREN EmailSecurity processes each email message before it enters the end-user’s system. When spam or malware is detected, CYREN EmailSecurity handles the message according to the policy defined by the system administrator. All email categorization and reporting details can be viewed in the CYREN EmailSecurity dashboard.

To protect customer privacy, emails are ‘fingerprinted’ and then only fingerprints are analyzed against the RPD database. In this way, no sensitive customer data is ever sent to the cloud. If the email is spam, or contains malware, it is processed according to the customer’s business rules, with options such as reject, tag and deliver, reroute, or send to quarantine.

Outbound Anti-Spam
One of the biggest challenges service providers face originates inside their own infrastructure. Spam attacks emanating from within can cause significant damage to business and network reputation and customer confidence. Unlike other solutions, CYREN Outbound AntiSpam (“OAS”) neutralizes this challenge at the source.

CYREN patented Recurrent Pattern Detection technology analyzes and then compares email traffic to established local and global patterns, detecting outbound spam within seconds. All malware, spam, or phishing emails found are immediately deleted and a full report detailing their source, along with samples of malicious emails is sent to the administrator for remediation.

Sales and Marketing

For the embedded services business our goal is to gain new customers, and increase renewals, upgrades and other incremental business to existing customers, by expanding our offerings and increasing the number and productivity of the OEMs who sell our products to end user customers worldwide.

Previously, we have sold products and services internationally in approximately 200 countries primarily through third party distribution channels comprised of distributors and value-added resellers with substantial support from our internal sales team and sales engineers. The SDK products are provided to OEM and service provider customers, who in turn integrate these into their product or service offerings for sale or provision to their customers. We are then paid service fees under a variety of fee structures, including fixed fee and fee sharing arrangements.

Our legacy enterprise anti-spam and Zero-Hour virus outbreak detection gateway, CSAM antivirus and F-PROT antivirus services, are sold through resellers, who pay us pre-negotiated fees when a sale is closed with an end customer.

During 2014 we established new distributor and reseller channels in order to sell our CYREN WebSecurity platform to enterprise and SMB customers.  These distributors and resellers sell CWS either under their own brand name, under the CYREN brand name, or as a co-branded web security product “powered by CYREN”.

As part of our strategy to expand our business, we are now offering our CYREN WebSecurity product direct to enterprise customers. As we build success in this new selling model, we plan to increase sales headcount in 2015.

The CYREN global sales team is managed by the Senior Vice President, Worldwide Sales, who is based in our Virginia office and who works closely with our sales teams in the Americas, Europe, Middle East and Africa (EMEA) and Asia Pacific (APAC).

Our marketing efforts are designed to increase awareness of CYREN as a leading provider of enterprise security solutions that deliver powerful protection through unmatched cyber intelligence. Branding and messaging for CYREN emphasizes how our unique cloud-based threat detection and cyber intelligence can be applied to provide up-to-date spam classifications, URL categorization and malware detection services.

For direct sales of CWS marketing activities are focused on security decision-makers within enterprises.  For our legacy embedded products, we focus on business executives, including product and business development security professionals and, upper level management. We actively manage our public relations programs, communicating directly with security professionals, industry analysts and the media in executing our strategy to promote greater awareness of the growing problems caused by advanced malware attacks, viruses, spam, phishing and ransomware.

Our marketing initiatives include:

•	digital advertising promoting CYREN solutions, technologies, partnerships and benefits in security trade magazines and other business-oriented periodicals and online properties;
•	participating in and sponsoring trade shows and industry events;
•	providing access to a dashboard showing detections made by the CYREN Security Lab, which informs visitors of real-time security threats;
•	conducting webinars and training sessions for our sales organization, resellers and partners; and
•	utilizing our website and social media to provide product and company information to our customers and interested parties.

The Marketing team defines and directs the marketing strategy and initiatives from our Virginia office with regionalization accomplished through marketing personnel in our international offices.

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

In 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed an anti-spam related patent application in the United States, claiming priority based on the filing of U.S. Provisional Patent Application. This application remains pending. During 2006, we filed in the United States a provisional patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e. voice and video related). This provisional application was converted to a formal patent application and that application was then divided into three pending applications. The United States Patent and Trademark Office issued us a new patent under the original application – United States Patent No. 7,849,186. In 2011, a divisional patent was issued in connection with one of those split applications – United States Patent No. 7,991,919, which will have a term concurrent with US Patent No. 7,849,186. On May 29, 2012 and on June 5, 2012, two additional divisional patents were issued in connection with the final two split applications – United States Patent No. 8,190,737 and United States Patent No. 8,195,795, respectively, both of which also will have a term concurrent with U.S. Patent 7,849,186. In 2013, we filed a new application in the United States for a patent regarding a unified platform that leverages the various proprietary Internet security tools we employ to resolve security threats. We may seek to patent certain additional software or other technology in the future.

We filed trademark applications for “CYREN”. We are actively maintaining our registered trademark for “Commtouch”, which is registered in the U.S., Canada, Israel, European Union and China. Through acquisition, we also acquired registered trademarks in “FRISK”, “F-PROT”, “eleven”, “Expurgate”, “Command Antimalware” and “Galileo”. We are allowing the registration of Command Interceptor to lapse, and may allow others of these trademarks to lapse over time. A previous registration of “PRONTO” in Canada is still in force, but we are not maintaining this registration and it lapsed in 2014. Since at least September 2003, we have claimed common law trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our messaging security solutions. We have also been claiming common law trademark rights in “Zero-Hour” in relation to our virus outbreak detection product (and more recently one of our web security products) and “GlobalView” in relation to our Internet Protocol, or IP, reputation and web security products, as well as our “cloud computing” network infrastructure.

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

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects – “Revenue Sources” and the financial statements included elsewhere in this Annual Report. Below is a breakdown of our revenues by location (in thousands):

	Year Ended December 31,
	2012	2013	2014

USA	$11,847	$12,726	$11,712
Germany	2,147	10,321	9,191
Europe (other than Germany)	3,590	4,086	4,635
Asia	3,484	2,717	3,600
Israel	2,541	1,602	1,985
Other	301	796	802

	$23,910	$32,248	$31,925

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

In the market for messaging security solutions, there are sophisticated offerings that compete with our solutions. Email defense security providers offering forms of Software-as-a-Service packaged software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to CYREN include Google (Postini), Symantec (Brightmail), TrendMicro, Intel (McAfee) and Cisco (IronPort), Proofpoint, and Mimecast. Messaging security providers offering solutions on an OEM basis similar to CYREN’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Vade Retro.

The market for real-time virus protection products is also constantly evolving, as those designing and proliferating viruses and other malware seek new vulnerabilities and distribution techniques, and also continue to leverage email distribution as a cost-effective medium for accurately targeting broad, numerous potential victims. CYREN’s real-time offering differs from traditional antivirus solutions (such as our Command Antimalware solution) by leveraging our global footprint and patented RPD technology to rapidly detect outbreaks, often hours or days before traditional antimalware solutions; it thereby offers a complementary solution to signature and heuristic-based antivirus engines. For this reason, our malware attack detection engine has been deployed by several security companies and service providers.

In the market for antimalware solutions, there are vendors offering fairly effective solutions using various technologies based on signatures, emulation and heuristics. CYREN has an exclusive OEM/service provider focus, plus an increasing focus on heuristics and zero day effectiveness. Most companies in this space provide end user products and in some cases make software development kits available on an OEM basis. Competitors to CYREN include Sophos, Bitdefender, Kaspersky, McAfee, Symantec and open source software such as Clam-AV.

In the market for web security solutions, there are advanced offerings that compete with our GlobalView URL filtering solution and CWS. Web security providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to CYREN include Intel (McAfee), Websense, BlueCoat, Zscaler, Barracuda, and Cisco. Web security providers offering solutions on an OEM basis similar to CYREN’s business model, and which may be viewed as direct competitors, include Webroot (BrightCloud) and Symantec (RuleSpace).

We expect that the markets for Internet security solutions will continue to become more consolidated, with companies increasing their presence in this market or entering ancillary markets by acquiring or forming strategic alliances with our competitors or business partners, such as Proofpoint’s acquisitions of Armorize, Sendmail, NetCitadel, Nexgate and Emerging Threats, IBM’s acquisition of Trusteer, Blue Coat’s acquisition of Solera, FireEye’s acquisitions of Mandiant and nPulse, and Palo Alto’s acquisition of Cyvera, and Check Point’s acquisition of Hyperwise. See also disclosure under “Item 3. Key Information– Risk Factors—Business Risks— we face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.”

C.	Organizational Structure

The Company wholly owns the following main subsidiary companies, either directly or through holding companies:

a.
CYREN Inc., a Delaware corporation and a wholly owned subsidiary of the Company, which has its principal office located at 7925 Jones Branch Drive, Suite 5200, McLean, VA, 22102, tel: (703) 760-3320 where certain members of management and related personnel are located, plus one supporting office located at 1731 Embarcadero Road, Suite 230, Palo Alto, CA 94303, tel: (650) 864-2000.

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

D.	Property, plants and equipment

Property and equipment costs recorded on our consolidated balance sheet as of December 31, 2012, 2013 and 2014 consisted of the following:

PROPERTY AND EQUIPMENT, NET

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cost:
Computers and peripheral equipment	$5,848	$7,350	$8,160
Office furniture and equipment	848	1,112	1,151
Motor vehicles	10	10	-
Leasehold improvements	1,225	1,581	1,587

	7,931	10,053	10,898

Less accumulated depreciation	(6,323)	(7,379)	(8,497)

Property and equipment, net	$1,608	$2,674	$2,401

All of our facilities are leased.

Our office in Herzilya, Israel, is approximately 12,217 square feet and houses research and development, sales, marketing, support and administrative personnel. Our U.S. subsidiary CYREN Inc. is headquartered in McLean, Virginia in an office of approximately 7,022 square feet and it houses senior management, marketing, sales, and administrative personnel; and its office in Palo Alto, California (approximately 3,332 square feet), is staffed by hosting (operations), sales and administrative personnel. Our subsidiary CYREN Iceland hf is located in Reykjavik, Iceland in an office of approximately 11,906 square feet, which houses antivirus operations, sales and some administrative personnel. Our subsidiary CYREN GmbH is based in Berlin, Germany, in an office of approximately 10,333 square feet, which houses research and development, operations, sales, marketing and administrative personnel.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. In September 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc. On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk. The acquisition has enabled the Company to provide antivirus technology utilizing the combined resources of both organizations. It has also helped support the launch of CYREN WebSecurity and also enhancing the Company’s advanced malware and cyber security capabilities. On November 16, 2012, the Company completed the acquisition of eleven. The acquisition of eleven has enabled CYREN to accelerate delivery of private label cloud–based security solutions, including CYREN WebSecurity, specifically designed for the OEM and service provider markets.

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

Accounting for Stock–Based Compensation

ASC 718 - “Compensation-Stock Compensation” ASC 718, requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of income (loss).

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

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted represents the period of time that options granted are expected to be outstanding, based on historical experience.  The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non Employees”, or ASC 505-50, with respect to options issued to non-employees.

The fair value for options granted in 2012, 2013 and 2014 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Stock options	2012	2013	2014

Volatility	38%-51%	37%-47%	38%-42%
Risk-free interest rate	0.5%-0.9%	0.5%-1.5%	1.0%-1.7%
Dividend yield	0%	0%	0%
Expected life (years)	3.8-4.9	3.5-4.9	3.3-4.9

Revenue Recognition

The Company derives its revenues from the delivery of real-time cloud-based services for each of the email security, web security, and antimalware offerings.

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

Accounting for Income Tax

We account for income taxes in accordance with ASC 740, “Income Taxes.” ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized.

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

Intangible Assets

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 7 to 14 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Technology, Intellectual Property and Trademark are amortized over their estimated useful lives on a straight-line basis.

Acquired in-process research and development (“IPR&D”) is not amortized during the development period after the acquisition, instead, it is subject to the impairment review for indefinite-lived intangibles. Upon completion of the development process for the acquired research and development ("R&D"), the Company determines the useful life of the asset resulting from R&D activities and begins amortizing over the estimated useful life. However, prior to changing its life from indefinite to finite, the asset is tested for impairment as if it was still indefinite-lived.

Impairment of long-lived assets

The Company's long-lived assets and identifiable intangibles are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of these assets is measured by comparison of the carrying amount of each asset group to the future undiscounted cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

The Company operates as one asset group. During the year ended December 31, 2014 the Company identified the decrease in the fair value of the earn-out consideration as an indicator that the carrying value of the asset group may not be recoverable. The Company performed a recoverability test as of September 30 and December 31, 2014 and the test in both cases resulted with no impairment.

During 2012 through 2014, no impairment losses had been identified.

Goodwill

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

Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. Accordingly, the Company chose to proceed directly to the first step of the goodwill impairment test.

For each of the three years in the period ended December 31, 2014, no impairment losses have been identified.

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

The Company’s earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value of the earn-out considerations is the discounted cash-flow method. The assumptions used in the valuation of the earn-out considerations as of December 31, 2014 included forecasted future revenues and a weighted average cost of capital of 14.32% - 16.63%.

Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. Certain overhead expenses and salaries that were previously reported as sales and marketing (“S&M’) in the amount of $294 thousand and $608 thousand have been reclassified to cost of revenues in the consolidated statements of income (loss) for the year ended December 31, 2012 and 2013, respectively. Certain outside services expenses that were previously reported as cost of revenues in the amount of $247 thousand and $114 thousand have been reclassified to R&D in the consolidated statements of income (loss) for the year ended December 31, 2012 and 2013, respectively. The Company reviewed the impact of these reclassifications and determined that the reclassifications were not material on the prior year’s consolidated financial statements.

A.	Operating results

Results of Operations

The following table sets forth financial data for the years ended December 31, 2012, 2013 and 2014 (in thousands):

	Year ended December 31,
	2012	2013	2014
Revenues	$23,910	$32,248	$31,925
Cost of revenues	4,397	7,695	8,123
Gross profit	19,513	24,553	23,802
Operating expenses:
Research and development, net	6,528	9,270	11,222
Sales and marketing	5,566	10,278	11,802
General and administrative	6,639	10,388	8,047
Adjustment to earn-out consideration	-	(3,276)	(744)
Total operating expenses	18,733	26,660	30,327
Operating income (loss)	780	(2,107)	(6,525)
Loss from sale of investment in affiliate	-	(1,289)	-
Other income	-	-	187
Financial income (expense), net	80	(1,255)	(874)

Income (loss) before taxes on income	860	(4,651)	(7,212)
Tax benefit (expense)	625	(5,220)	196

Net income (loss)	$1,485	$(9,871)	$(7,016)

Comparison of Years Ended December 31, 2014 and 2013

Revenues. Revenues for 2014 decreased by $0.3 million from $32.2 million in 2013 to $31.9 million in 2014, which represents a 1% decrease. The decrease was mainly driven by currency exchange rate fluctuations, particularly the 11% decline of euro during the second half of 2014. Approximately 40% of CYREN revenues are generated in Euros.

Cost of Revenues. Cost of revenues increased by $0.4 million from $7.7 million in 2013 to $8.1 million in 2014, which represents a 5% increase. The increase in 2014 is mainly due to the increased data center expenses to support the growth and expansion of the Company’s new product and service offerings.

Research and Development, Net. Research and development expenses increased by $1.9 million and amounted to $11.2 million in 2014 compared to $9.3 million in 2013. The increase in 2014 is mainly due to the increased payroll and related expenses, primarily due to the manpower investment required as the Company continued to expand its service offerings and develop its new advanced threat protection cybersecurity offering.

Sales and Marketing. Sales and marketing expenses increased by $1.5 million and amounted to $11.8 million in 2014, compared to $10.3 million in 2013. The increase in 2014 is mainly due to increased payroll and related expenses, primarily due to the manpower investment required as the Company continued to market and sell its new CYREN Websecurity product, and due to an increase in commission expenses.

General and Administrative. General and administrative expenses decreased by $2.4 million, from $10.4 million in 2013 to $8.0 million in 2014. The decrease in 2014 is mainly due to decrease in payroll and related expenses, primarily due to termination of two executive management positions (President and Chief Financial Officer (“CFO”)) and several administrative positions. The President’s position was not filled and the CFO position was filled internally and merged with an existing position. The decrease is also due to a decrease in stock-based compensation expenses of $0.2 million, a decrease in director’s compensation of $0.2 million and a decrease of $0.8 million in bad debt expense (a benefit of $0.1 million in 2014 compared to bad debt expenses of $0.7 million in 2013), in addition to the effect of the exchange rate on expenses denominated in currencies other than the USD (mainly EURO and NIS).

Adjustment to earn-out consideration. Adjustment to the earn-out consideration decreased from an income of $3.3 million in 2013 to an income of $0.7 million in 2014. The income in 2013 and 2014 results from a decrease in revenue forecasts that are the basis for determining the fair value of the earn-out consideration. The decrease in the 2014 income compared to the 2013 income is mainly due to the shorter forecast period required for the fair value measurement of the earn-out considerations, which resulted in a less significant change in the revenue forecast.  In addition, the majority of the effect of the delay in revenue buildup from new relevant products was incorporated within the fair value measurement performed as of December 31, 2013.

Financial Income (Expense), Net. Financial income (expenses), net, decreased by $0.4 million and amounted to $0.9 million in 2014 compared to $1.3 million in 2013. The decrease is mainly due to the decrease in the accretion of discount of the earn-out consideration.

Tax Benefit (Expense). Tax benefit increased by $5.4 million from $5.2 million expense in 2013 to a tax benefit of $0.2 million in 2014. In 2013, a full valuation allowance was provided to reduce the deferred tax assets to their realizable value based on management’s estimation that it is more likely than not that the deferred tax assets regarding the loss carryforwards will not be utilized in the foreseeable future. As a result, the Company recorded a deferred tax expense of $5.0 million along with $0.2 million of current taxes on account of the Company’s German subsidiary. In 2014 the Company maintained a full valuation allowance on the deferred tax assets regarding the loss carryforwards. The tax benefit is mainly due to net accretion of deferred tax liabilities on account of the Company’s German and Icelandic subsidiaries, offset by current tax expenses due to uncertain tax positions.

Comparison of Years Ended December 31, 2013 and 2012

Revenues. Revenues for 2013 increased by $8.3 million from $23.9 million in 2012 to $32.2 million in 2013, which represents a 35% increase. The increase is mainly due to a full year of revenue from the 2012 fourth quarter acquisition and the consolidation of eleven and Frisk.

Cost of Revenues. Cost of revenues increased by $3.3 million from $4.4 million in 2012 to $7.7 million in 2013, which represents a 75% increase. The increase in 2013 is mainly due to the full year consolidation of eleven and Frisk into the Company. These increases include higher facility costs and hosting expenses aimed to serve the increasing number of our customers, intangible amortization, certain fees, and payroll costs.

Research and Development, Net. Research and development expenses increased by $2.8 million and amounted to $9.3 million in 2013 compared to $6.5 million in 2012. The increase was mainly due to the full year consolidation of eleven and Frisk. Payroll and related expenses increased primarily due to the manpower investment related to two significant product development launches, CYREN WebSecurity and new advanced threat protection cybersecurity offering.

Sales and Marketing. Sales and marketing expenses increased by $4.7 million and amounted to $10.3 million in 2013, compared to $5.6 million in 2012. The increase is due in part to the full year consolidation of eleven and Frisk compared to a partial fourth quarter of expenses in 2012. The increase includes intangible amortization, payroll costs due to the Company’s focus on growth, and corporate rebranding.

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

Loss from Sale of Investment in Affiliate. In 2013, the Company sold its investment in its affiliate for a consideration of $0.2 million and recognized a loss from sale of investment of $1.3 million as of December 31, 2013.

Financial Income (Expense), Net. Financial income (expenses), net, resulted in net expenses in the amount of $1.3 million compared to income of $0.1 million in 2012. In 2013, $0.9 million is related to the earn-out accretion for eleven and Frisk compared to $0.2 million in 2012.

Tax Benefit (Expense). Tax benefit decreased by $5.8 million from $0.6 million in 2012 to a tax expense of $5.2 million in 2013. Based upon management’s estimations for future taxable income, it was more likely than not that the deferred tax assets regarding the loss carryforwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value. As a result, in 2013, the Company recorded an adjustment to the deferred tax assets and liabilities of $5.0 million. In addition, current taxes of $0.2 million were recorded on account of the Company’s German subsidiary.

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

	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2013	2013	2013	2013	2014	2014	2014	2014
(in thousands of U.S. dollars)
(unaudited)

Revenues	$7,925	$8,055	$8,019	$8,249	$8,090	$8,262	$7,731	$7,842
Cost of revenues	1,904	1,885	1,894	2,012	2,022	2,065	2,037	1,999

Gross profit	6,021	6,170	6,125	6,237	6,068	6,197	5,694	5,843

Operating expenses:
Research and development, net	2,291	2,211	2,105	2,663	2,900	3,081	2,417	2,824
Sales and marketing	2,612	2,379	2,361	2,926	2,992	3,137	2,821	2,852
General and administrative	2,216	2,263	2,112	3,797	2,267	1,882	1,624	2,274
Adjustment to earn-out consideration	-	-	-	(3,276)	-	-	(701)	(43)

Total operating expenses	7,119	6,853	6,578	6,110	8,159	8,100	6,161	7,907

Operating income (loss)	(1,098)	(683)	(453)	127	(2,091)	(1,903)	(467)	(2,064)

Loss from sale of investment in affiliate	-	-	-	(1,289)	-	-	-	-

Other income (expense)	-	-	-	-	200	-	-	(13)

Financial income (expense), net	(184)	(358)	(323)	(390)	(296)	(167)	(249)	(162)

Income (loss) before taxes on income	(1,282)	(1,041)	(776)	(1,552)	(2,187)	(2,070)	(716)	(2,239)

Tax benefit (expense)	23	296	(138)	(5,401)	45	75	(7)	83

Net income (loss)	$(1,259)	$(745)	$(914)	$(6,953)	$(2,142)	$(1,995)	$(723)	$(2,156)

Basic
Net income (loss) per share	$(0.05)	$(0.03)	$(0.03)	$(0.26)	$(0.08)	$(0.08)	$(0.02)	$(0.07)

Diluted net income (loss) per share	$(0.05)	$(0.03)	$(0.03)	$(0.26)	$(0.08)	$(0.08)	$(0.02)	$(0.07)

Effective Corporate Tax Rates

The Israeli corporate tax rate was 25.0% in 2012 and 2013, and 26.5% in 2014.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $1,775 thousand and unrecognized deferred tax liability related to such earnings amounted to $532 thousand as of December 31, 2014.

The Company may currently qualify as an “industrial company” within the definition of the Law for the Encouragement of Industry (Taxation). As such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

Net operating loss carry-forwards

As of December 31, 2014, CYREN's net operating loss carryforwards for tax purposes amounted to $54,794 thousand and capital loss carryforwards of $15,658 thousand which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2014, for federal income tax purposes, the U.S. subsidiary had net operating loss carryforward of $96,424 thousand. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2034.

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

Tax assessments

The Company’s tax assessments in Israel, U.S. and Germany are deemed final up to and including 2010.

Impact of Inflation and Currency Fluctuations

CYREN's revenues, and certain of its subsidiary's revenues, are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which CYREN and certain of its subsidiaries operate. Thus, the functional and reporting currency of CYREN and certain of its subsidiaries is the U.S. dollar.

CYREN and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

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

The vast majority of CYREN’s revenues in Israel are denominated in U.S. dollars and in Euros. However, a substantial portion of CYREN’s operating expenses in Israel, primarily its research and development expenses, are denominated in NIS. Costs and revenues not denominated in U.S. dollars are re-measured to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of the Company’s financial statements and reporting. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS or to the extent that the value of the U.S. dollar appreciates against the Euro. In those events, the U.S. dollar cost of CYREN’s operations will increase and the U.S. dollar value of CYREN’s revenues will decrease, respectively. In such events, the Company’s U.S. dollar-measured results of operations will be adversely affected. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar and Euro/ U.S. dollar exchange rates and exchange rate fluctuations will have an impact on the period–to–period comparisons of the Company’s results.

The table below presents the change in the NIS/U.S. dollar and Euro/ U.S. dollar exchange rates over the last three years:

Equivalent to 1 U.S. dollar	As of December 31, 2012	Change during 2012 (*)	As of December 31, 2013	Change during 2013 (*)	As of December 31, 2014	Change during 2014 (*)
NIS/U.S. Dollar	3.733	(2.3)%	3.471	(7.0)%	3.889	12.0%
Euro/U.S. Dollar	0.759	(1.9)%	0.726	(4.3)%	0.823	18.4%

(*) Positive change represents appreciation of the U.S. dollar vs the opposing currency and a negative percentage represents depreciation of the U.S. dollar vs the opposing currency.

During 2014, the U.S. dollar value of operating costs denominated in NIS declined due to the appreciation of the U.S. dollar vs the NIS, and the U.S. dollar value of revenues denominated in Euro declined due to the appreciation of the U.S. dollar vs the Euro. During 2012 and 2013, the U.S. dollar value of operating costs denominated in NIS increased due to the depreciation of the U.S. dollar vs the NIS, and the U.S. dollar value of revenues denominated in Euro increased due to the depreciation of the U.S. dollar vs the Euro.

The inflation/deflation in the general price indexes in Israel and in the countries in which the Company’s subsidiaries are located, during 2014 and 2013, had an immaterial effect on the Company’s results and operations.

B.	Liquidity and capital resources

As of December 31, 2013 and December 31, 2014, we had approximately $3.8 million and $11.1 million of cash and cash equivalents, respectively.

In 2014, net cash used in operating activities in the amount of $3.7 million consisted of a net loss of $7.0 million adjusted for non-cash activity of $1.7 million amortization of intangible assets, $1.3 million depreciation of property and equipment, and $1.2 million stock-based compensation expenses, along with a decrease in deferred revenues of $1.0 million.  In 2013, we generated cash from operations of $0.1 million. Net cash from operations in 2013 consisted primarily of net loss of $9.9 million adjusted for non-cash activity of $5.0 million of deferred tax expense, $1.8 million amortization of intangible assets, $1.3 million stock-based compensation expenses, $1.3 million loss from sale of investment in affiliate, $1.2 million increase in deferred revenues, $1.1 million depreciation of property and equipment and offset by a $2.4 million change in earn-out liabilities. In 2012, we generated a negative cash flow from our operations of $0.3 million. Net cash used in operations in 2012 consisted primarily of net income of $1.5 million adjusted for non-cash activity of $1.3 million stock-based compensation expenses, offset by $0.8 million deferred tax income, an increase in trade receivables of $2.2 million and a decrease in employees and other liabilities of $1.1 million.

In 2014, net cash used in investing activities primarily consisted of $0.8 million purchase of property and equipment. In 2013, net cash used in investing activities consisted primarily of $2.0 million purchase of property and equipment. Our capital expenditures consisted primarily of purchases of property and equipment to expand our data centers to support new business and investment in the infrastructure and growth of the Company. In 2012, net cash used in investing activities consisted primarily of acquisitions of Frisk and eleven for a total cash consideration of $10.2 million and $0.8 million purchase of property and equipment.

Net cash provided by financing activities was $11.8 million for 2014 and consisted of $10.2 million proceeds from a public offering, $6.8 million proceeds from credit line offset by repayment of credit line in the amount of $5.3 million. Net cash provided by financing activities was $0.4 million in 2013 and consisted primarily of $6.2 million proceeds from bank loans and credit line and $1.2 million proceeds from exercise of shares which were offset by the $3.0 million repayment of the bank loans and the $4.0 million payment of the earn-out considerations resulting from the acquisitions of Frisk and eleven. Net cash used in financing activities was $4.2 million in 2012 and consisted primarily of $3.4 million payment of earn-out considerations and $1.7 million of purchase of treasury shares which were offset by $0.9 million proceeds received from exercise of options.

On July 30, 2014, the Company completed a public offering of 4,771,796 Ordinary Shares, nominal value NIS 0.15 per share, and warrants to purchase an aggregate of 1,670,128 Ordinary Shares in combinations consisting of one Ordinary Share and one warrant to purchase 0.35 of an Ordinary Share, at an offering price per fixed combination of $2.41. Each warrant has an exercise price of $3.08 per share, will be exercisable following the six-month anniversary of the date of its issuance and will expire ninety months following the date of its issuance. The Company received total proceeds of $10,239 thousand, which is net of $1,261 thousand issuance expenses.

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $7.5 million for a period of one year. As of December 31, 2013, the Company had drawn down an amount of approximately $3.2 million from the credit line, which is subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 6.0% per annum. As of December 31, 2014, the Company had drawn down approximately $4.8 million from the credit line.   In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2013 and 2014, the Company was in full compliance with the financial covenants.

The Company incurred negative cash flow in 2013 and due to its continued investment in research and development and marketing in line with its strategy to achieve future growth which was implemented throughout 2013. In 2014, the Company had positive cash flow due to the proceeds from the public offering in July, 2014.  In March 2015, the Company extended its line of credit through March 20, 2016. The extension was performed in order to serve the Company’s funding requirements. According to the extension agreement with the bank, the credit limit has been revised to $6.0 million at the Company’s request and the interest rate decreased to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 5.5% per annum. The Company is required to pay a minimum aggregate amount of interest of no less than $18 thousand per month.  During 2014, the Company satisfied its line of credit covenant requirement to raise an additional $5.0 million of growth capital.  There is no similar covenant or requirement in 2015.

As of December 31, 2014, we had positive working capital in the amount of $0.8 million primarily due to the increase in cash in the amount of $7.3 million due to the net proceeds from the public offering, offset partially by a decrease in trade receivables, net in the amount of $0.7 million, a decrease in prepaid expenses and other receivables in the amount of approximately $1.0 million, an increase in our credit line of $1.7 million and an increase in our current earn-out consideration of $0.8 million. As of December 31, 2013, we had negative working capital of $3.5 million, with the change mainly due to the reversal of the deferred tax assets in the amount of approximately $2.2 million and the borrowings on a line of credit in the amount of $3.2 million.

Based on the cash balance at December 31, 2014, current projections of revenues and related expenses, and credit facilities in place, the Company believes it has sufficient cash to continue operations into 2016. The Company is also exploring additional sources of growth capital to strengthen its cash position and accelerate investment in product, sales and marketing.  The Company has in excess of $38.0 million capacity remaining on its F-3 universal shelf registration filed in June 2014.

The Company financed its acquisitions of Frisk and eleven from its cash reserves, share capital and future contingent payments (“earn-outs”) based on the success of the acquired subsidiary within the combined entity, which may be adjusted upward or downward. In connection with the contingent earn-out consideration which is related to the Frisk acquisition, the Company recorded an estimated amount of $1.0 million as of the acquisition date. As of December 31, 2013 and December 31, 2014, the fair value of the contingent consideration of $0.4 million and $0.5 million respectively is presented in short term liabilities, and the fair value of the contingent consideration of $0.4 million and $0 million respectively is presented in long term liabilities.

In connection with the contingent earn-out consideration which is related to the eleven acquisition, the Company recorded an estimated amount of $8.9 million as of the acquisition date. As of December 31, 2013 and December 31, 2014, the fair value of the contingent consideration of $1.1 million and $1.8 million respectively is presented in short term liabilities, and the fair value of the contingent consideration of $2.5 million and $0.8 million respectively is presented in long term liabilities.

In 2014, the Company and former shareholders of eleven are involved in arbitral proceedings regarding the earn-out consideration related to the eleven acquisition. See also item 8(A)(7) for further information regarding this legal proceeding.

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

Research and development expenses, net, totaled $6.5 million, $9.3 million and $11.2 million for the years ended December 31, 2012, 2013 and 2014, respectively. We plan to continue to significantly invest in resources to conduct our research and development effort.

Regarding Company patents and patents pending, please refer to item 4B section “Intellectual Property” in this document. The Company may seek to patent certain additional software or other technologies in the future.

D.	Trend Information

Several key factors and trends affect the information security market and impact how CYREN conducts business.

Evolving Information Security Threats. These threats, against consumers and organizations of all sizes, drive demand for security offerings from service providers and hardware and software vendors. Examples include the well-publicized attacks on Target, Home Depot and Sony.

Mobility. Mobile computing, using devices such as smartphones and tablets along with hundreds of thousands of Internet-connected mobile applications, is rapidly overtaking traditional personal computing paradigms. The “bring-your-own-device” (“BYOD”) trend in which organizations allow or encourage employees to access organizational resources and process and store organizational data using their personally-owned devices has become prominent across many geographies and market segments. Meanwhile, CYREN and other security vendors witnessed a dramatic rise in malware on the Android mobile platform, with a 61% increase in mobile malware and over 3.3 million new mobile malware samples discovered during 2014.

Cloud-Based Computing. Cloud-based computing, in which consumers or organizations remotely access and leverage computing infrastructure or complete information services via the Internet, continues to grow rapidly in today’s environment thanks to increased connectivity, mobility and the efficiencies offered by cloud based services. Cloud-based Security-as-a-Service includes many of the most rapidly growing sub-segments in the information security market.

E.	Off-Balance Sheet Arrangements

Not applicable.

F.	Tabular disclosure of contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2014 (in thousands):

Contractual Obligations	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$3,255	$1,135	$1,853	$267	$-
Other long-term liabilities reflected on the Company’s Balance Sheet - accrued severance pay	666	-	-	-	-
Other long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(594)	-	-	-	-
Net - severance pay liability	72	-	-	-	-
Earn-out obligation	3,106	2,269	837	-	-
Credit line	4,900	4,900	-	-	-
Total	$11,333	$8,304	$2,690	$267	$-

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

The following table presents information with respect to our directors’ beneficial ownership of our Ordinary Shares as of April 1, 2015. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 32,740,251 Ordinary Shares outstanding as of April 1, 2015. Ordinary Shares issuable upon the exercise of options and other rights, which are exercisable on or within sixty days of April 1, 2015, are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Percentage of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned	Number of Options included in Beneficial Ownership
Lior Samuelson, CEO, Director and Chairman of the Board	66	1.6%	510,514	347,914 options, at exercise prices ranging from $2.72 to $3.47 per Ordinary Share. Expiration dates range from 8/2/16 to 2/18/21.
Aviv Raiz, Director (3)	56	15.9%	5,208,490	75,823 options, at exercise prices ranging from $1.56 to $3.47 per Ordinary Share. Expiration dates range from 10/26/15 to 12/18/20.
Hila Karah, Director (1)(3)	46	<1%	132,744	75,823 options, at exercise prices ranging from $1.56 to $3.47 per Ordinary Share. Expiration dates range from 10/26/15 to 12/18/20.
Yair Bar-Touv, Director (Outside Director) (1)(2)	54	<1%	75,823	75,823 options, at exercise prices ranging from $1.56 to $3.47 per Ordinary Share. Expiration dates range from 10/26/15 to 12/18/20.
Todd Thomson (Director) (2)	54	<1%	59,365	59,365 options, at exercise prices ranging from $1.56 to $3.48 per Ordinary Share. Expiration dates range from 11/7/17 to 12/18/20.
James Hamilton (Director) (1)(2)(3)	51	<1%	56,240	56,240 options, at exercise prices ranging from $1.56 to $3.18 per Ordinary Share. Expiration dates range from 2/16/18 to 12/18/20.
David Earhart (Outside Director) (1)(2)(3)	53	<1%	28,117	28,117 options, at exercise prices ranging from $1.56 to $3.01 per Ordinary Share. Expiration dates range from 8/1/19 to 12/18/20.

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating Committee

Other Senior Management Employees:

The following table sets forth the names and positions of our senior management employees, with ownership data being as of April 1, 2015.  These employees, along with Lior Samuelson, are included for purposes of the aggregation of compensation and share ownership of major shareholders, directors and executive officers, and appear elsewhere in this Annual Report.

Name	Age	Ownership	Position

Einat Glik	35	<1%	Vice President & General Manager, Email Security

Eva Edwards Markowitz	40	<1%	Vice President, Human Resources

Lior Kohavi	44	<1%	Chief Technology Officer

Sue Lee	38	<1%	Vice President, General Counsel and Corporate Secretary

Amit Monovich	39	<1%	Vice President, SaaS Platform Research and Development

J. Michael Myshrall	45	<1%	Chief Financial Officer

Kyung Ro	38	<1%	Senior Vice President, Cloud Infrastructure and Client Services

Pete Shah	46	<1%	Senior Vice President, Worldwide Sales

Sigurdur Stefnisson	39	<1%	Vice President & General Manager, Malware

Brett Wilson	46	<1%	Senior Vice President & General Manager, SaaS Platform and Marketing

Lior Samuelson has been a member of the Board since August 2010 and has held the position of Chairman of the Board since December 2010. Mr. Samuelson became Chief Executive Officer at CYREN in 2013. During his extensive career, Mr. Samuelson has served as chairman, CEO and board member of companies in technology, telecommunications, financial services and management consulting, such as Deltathree (DDDC), PricewaterhouseCoopers Securities and The Barents Group. Mr. Samuelson was previously a managing partner with KPMG and a senior manager at Booz Allen Hamilton. Mr. Samuelson holds both a B.A. and a M.A. in economics from Virginia Tech.

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

Yair Bar-Touv joined the Board of Directors as an Outside Director under the Companies Law in March 2008. Mr. Bar-Touv is an expert on business strategy and technology in the cyber security and intelligence sectors. Mr. Bar-Touv brings over 25 years of experience in the field of Information Technology, Information and Cyber Security. Mr. Bar-Touv held multiple executive roles, including Co-CEO of NCC, CIO and Director of Information Technology of a government organization and executive positions in the Information Systems Business Unit at Elbit Systems and at Elbit ElectroOptics Elop. Mr. Bar-Touv holds B.A. and M.A. degrees in Computer Engineering.

Todd Thomson joined the Board of Directors in November 2011. Mr. Thomson is currently the chairman of Dynasty Financial Partners, a firm dedicated to providing investment and technology platforms to independent advisors. Mr. Thomson is also the founder & CEO of Headwaters Capital, a proprietary investment business and strategic consulting firm. From 1998 through 2007, Mr. Thomson served in top management positions at Citigroup, including as CFO of Citigroup and as CEO of the Global Wealth Management division of Citigroup. Prior to joining Citigroup, Mr. Thomson held senior positions at GE Capital, Barents Group and Bain & Co. Mr. Thomson is also a member of the board of directors of Cordia Bancorp, Bank of Virginia and the World Resources Institute. Mr. Thomson is also a chairman of the Wharton Leadership Advisory Board and was formerly a member of the Board of Trustees of Davidson College. Mr. Thomson received his MBA, with distinction, from the Wharton School of Business and his B.A. in Economics from Davidson College.

James Hamilton joined the Board of Directors in February 2012. Mr. Hamilton oversees Cyan’s worldwide sales and field operations. Over his 26-year career, he held leadership roles in security-focused companies including president and CEO of TippingPoint, Inc. (3Com acquired), president of Click Security, principal partner and board member with CPSG Partners. Previously, Mr. Hamilton was EVP at SafeNet, president of Efficient Networks (Siemens acquired), as well as serving in executive positions with Picazo Communications (Intel acquired), Compaq, Networth (Compaq acquired) and Grid Systems. Mr. Hamilton holds a B.A. from Lawrence Technical University.

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

Einat Glik joined CYREN in April 2012 and during 2014 became Vice President and General Manager, Email Security.  Ms. Glik oversees activities related to CYREN's EmailSecurity business unit with particular attention to product development and go-to-market strategies. Upon joining CYREN in 2012, she has managed the product development of our WebSecurity and Anti-Malware services. Prior to joining CYREN, she oversaw product management and authentication with SafeNet and research and development activities with SanDisk. She holds a degree in Computer Science from the Academic College of Tel-Aviv-Yaffo.

Eva Edwards Markowitz, SPHR, SWP, joined CYREN as Vice President Human Resources in October 2013. With her 14 years of Human Resource leadership, Ms. Markowitz orchestrates the management and development of CYREN’s most valuable asset: its employees. She previously worked as Human Resources Director for the Analysis Research Planning Corporation (ARPC). She has also held positions with Thomas & Herbert Consulting, LLC, and SteelCloud. Ms. Markowitz received her B.A. from the University of Maryland.

Lior Kohavi joined CYREN in June 2013 as Chief Technology Officer. Mr. Kohavi brings over 25 years of vast experience as an engineer, product and technology executive. Previously, Mr. Kohavi held multiple leadership roles, including business strategy architect and partner group manager at Microsoft, VP and GM at Websense, VP Engineering and EVP product management and strategy at Whale Communications (Microsoft acquired). Mr. Kohavi also served as a GM at Cylink VPN Labs and led the development of cryptographic network security products at Algorithmic Research (Cylink acquired) and served as head of the Israel Air Force’s Network and Operations Systems Department. Mr. Kohavi holds a B.A. degree in computer science from Bar-Ilan University and an Executive MBA from Tel Aviv University.

Sue Lee joined CYREN in October 2013 as Vice President, General Counsel and Corporate Secretary. Ms. Lee is responsible for all legal, regulatory, compliance and corporate governance functions for the Company. Prior to CYREN, Ms. Lee served as General Counsel for Harmonix Music Systems, Inc., Vice President Business & Legal Affairs for MTV Networks, worked at Genzyme Corporation as securities and corporate counsel, and counseled clients as an attorney at the law firm Cleary Gottlieb Steen & Hamilton LLP in New York City. Ms. Lee received her B.A. in East Asian Studies from Harvard University and her J.D. from Harvard Law School.

Amit Monovich’s joined CYREN in November 2014.  Mr. Monovich’s 16+ years of experience as a technology leader for global companies across a diverse set of enterprise and consumer products uniquely qualify Mr. Monovich to drive CYREN’s innovation in cybersecurity solutions. He brings with him 8 years of experience at RSA where he lead the Israeli Research & Development Center with focus on identity authentication and fraud prevention systems leveraging machine learning technology. Prior to RSA, Mr. Monovich worked in the U.S. for Amdocs and AT&T Labs. He holds a degree in Computer Science and Logistics from Bar-Ilan University.

J. Michael Myshrall joined CYREN in January 2011 serving as Vice President of Corporate Development and subsequently served as Vice President of Financial Planning & Analysis. In March 2014, Mr. Myshrall was appointed Interim Chief Financial Officer and Chief Financial Officer in August 2014. Mr. Myshrall brings two decades of investment banking, business development and technology experience. Prior to joining CYREN, he focused on technology strategy, financial advisory and mergers and acquisitions, first with Mercator Capital and more recently with Trilos Ventures. Mr. Myshrall previously held various roles with Nortel, Newbridge Networks, Corvis, and Civcom. He holds a degree in electrical engineering from the University of New Brunswick and an MBA from Harvard Business School.

Kyung Ro joined CYREN in October 2014 as Senior Vice President Cloud Infrastructure and Client Services, and leads global operations activities. He is responsible for the private cloud platform supporting all of CYREN's industry-leading security solutions with particular focus on continual service improvement and delivery. Prior to joining CYREN, Mr. Ro led the Cloud Operations team at Blackboard, a leading educational software company. His background also includes engineering experience at Brocade Communications Systems and Hewlett-Packard. He holds a degree in Electrical Engineering from Cornell University.

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

Sigurdur Stefnisson joined CYREN in October 2012 through the acquisition of FRISK, and serves as CYREN’s Vice President & General Manager, Malware .  Mr. Stefnisson joined FRISK in 1996 and contributed to the development of numerous state-of-the cybersecurity innovations and has become an authority in the field of advanced threat protection. Mr. Stefnisson oversees all the Advanced Threat Lab and malware research, which is integral in our development of next-generation cybersecurity solutions. He is active in the global security community as a reporter for the Wildlist Organization and as a member of CARO (Computer Antivirus Research Organization) whose mission is to research and study malware.

Brett Wilson joined CYREN in April 2012 as Vice President, Products. Mr. Wilson has more than 20 years of technology and communications experience, including more than 10 years of experience in the information security industry. Before joining CYREN, Mr. Wilson led portfolio management across product lines and drove multiple technology and service initiatives as vice president of product strategy for Trustwave. He subsequently restructured Trustwave’s strategic and tactical partnering approaches as vice president of global channels and business development. Mr. Wilson also led product management, global business development and EMEA sales and marketing for Breach Security. He has also held business development, product management, strategy, and operations roles at Symantec. Prior to joining the information security industry, Brett was a technology policy lobbyist for Rockwell International and a market strategy consultant serving Bell Operating Companies. Mr. Wilson has a B.A. from Cornell University and an MBA from the University of Maryland.

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

The cash compensation paid to non-employee directors in 2014 (other than the CEO and Chairman) was $7,500 per quarter.

Directors also are reimbursed for their expenses for each Board of Directors meeting attended. See “—Amended and Restated 1999 Non-employee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants.

During 2014, options to purchase 608,502 Ordinary Shares were granted to directors and executive officers (referred to in Item 6) under the Company’s stock option plans at a weighted average exercise price of $2.37 per share. The aggregate direct remuneration paid by CYREN to these directors and executive officers (17 persons) in 2014 was approximately $2.6 million, including amounts expended by us for automobiles made available to our executive officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to  approximately $0.2 million for the same group. As of April 1, 2015, these directors and executive officers of CYREN (17 persons) had 3,309 thousand stock options to purchase a like number of Ordinary Shares, with 1,316 thousand of those options being vested and exercisable within sixty days of said date. Generally, unless exercised previously, options terminate within six years of their issuance. Additional information as of April 1, 2015 can be found in Item 6A “Directors and Senior Management”.

Options to Purchase Securities from Registrant

As of December 31, 2014, options to purchase 4,915 thousand Ordinary Shares were outstanding and held by 186 persons made up of then existing employees, consultants, executive officers, non–employee directors and ex-options holders within their post-termination period for exercise under the Company’s stock option plans. Of the number of options outstanding, 2,066 thousand were vested and exercisable. Additionally, these outstanding options had exercise prices ranging from $1.56 to $3.94 per share, a weighted average per share exercise price of $2.92 and expiration dates ranging from July 13, 2015 to December 18, 2020.

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

The Non–Employee Directors Plan was extended by an additional ten years at the annual meeting of shareholders held on December 15, 2008. Under this plan, each option becomes exercisable at a rate of 1/16th of the option shares every three months, and has an exercise price equal to the fair market value of our Ordinary Shares on the grant date of such option. Options granted through 2004 had a maximum term of ten years, but would terminate earlier if the option holder ceased to be a member of the Board of Directors. Options granted to directors since 2006 generally have a maximum term of six years. At the annual meeting of shareholders of December 30, 2005, shareholders approved an amendment to the Non-Employee Directors Plan to allow for the acceleration of unvested options for any director who has served the Company for at least three years, unless the director resigned voluntarily or was removed from the Board of Directors due to a failure to perform any of his/her duties to the Company.

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

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Additionally, no person may serve as an outside director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an outside director in excess of what is permitted by the Companies Law. If, at the time outside directors are to be appointed, all current members of the Board of Directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one outside director must be of the other gender. Under the Companies law, at least one of the outside directors is required to have “financial and accounting expertise,”, and the other outside director or directors are required to have either “professional expertise,” or “financial and accounting expertise”, all as defined under the Companies Law. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended, or (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under Israeli law, then neither of our outside directors is required to possess accounting and financial expertise as long as both possess other requisite “professional expertise”.

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

A public company’s board of directors must evaluate the proposed outside director’s expertise in finance and accounting, by considering, among other things, such candidate’s education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) the company’s independent public accountant’s duties and obligations; (iii) preparation of the company’s consolidated financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law - 1961.

A director is deemed to have “professional expertise” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has at least a cumulative total of at least five years experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. As with a candidate’s expertise in finance and accounting, the board of directors here too must evaluate the proposed outside director’s “professional qualification” in accordance with the criteria set forth above.

The declaration required by law to be signed by a candidate to serve as outside director must include a statement by such candidate concerning his or her education and experience, if relevant, in order that the board of directors may properly evaluate whether such candidate meets the requirements of having “financial and accounting expertise” or having “professional expertise” as set forth in the regulations. Additionally, the candidate should submit documents and certificates that support the statements set forth in the declaration.

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

External directors may be re-elected for additional terms of three years each as set forth above, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to Amendment 22 to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) pursuant to a recently enacted amendment to the Companies Law (“Amendment 26”), effective as of November 25, 2014, the external director has proposed himself for reappointment and the appointment was approved by the majority of shareholders required under Section (i) above.

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

CYREN’s outside directors are Yair Bar-Touv and David Earhart. At the 2013 Annual General Meeting held on December 24, 2013, Mr. Bar-Touv was re-elected to a three-year term expiring March 2016. At an extraordinary shareholder meeting held on August 1, 2013, Mr. Earhart was elected to a three-year term expiring July 2016.

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

Audit Committee

As noted above in the discussion under “Independent and Outside Directors”, the Companies Law requires public companies to appoint an audit committee. The audit committee’s duties include providing assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent registered public accounting firm and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audits conducted by our independent registered public accounting firm and takes those actions as it deems necessary to confirm that the accountants are independent of management. Under the Companies Law, the responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

Under the NASDAQ Listing Rules, an audit committee must consist of at least three directors meeting the independence standards under NASDAQ Listing Rules.

Under the Companies Law, all outside directors must serve on the audit committee, and in any case it must include a majority of independent directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with audit committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than nine years (and any interim period during which such person was not a director which is less than two years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company. One of the outside directors must serve as the chair of the audit committee. Furthermore, under the Companies Law, the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder. Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and of which the majority of members present must be independent and external directors. Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to make a presentation regarding a particular issue if the chairman of the audit committee determines that such person’s presence is necessary in order to present such matter. However, pursuant to a recently enacted amendment to the Companies Law (“Amendment 25”), effective as of February 6, 2015, an employee who is not a controlling shareholder or a relative of such shareholder may  be present in the committee's meeting during discussions if such presence is requested by the committee, and an  executive officer may be present in a meeting, if requested by the audit committee, to present his position with regard to a matter under his responsibility where substantial defects in the company's business administration are discussed, but may not vote. Additionally, the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

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

The compensation committee consists of Yair Bar-Touv, chair, Hila Karah, James Hamilton and David Earhart.

Executive Compensation Policy

On July 25, 2013, an Extraordinary General Meeting of the shareholders of the Company took place, approving the Executive Compensation Policy (the “Policy”), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Companies Law.

The Policy includes, among other issues prescribed by the Companies Law, a framework for establishing the terms of office and employment of the directors and office holders and guidelines with respect to the structure of the variable pay of office holders.

Our recoupment policy relating to office holder compensation allows for the recovery of any portion of the annual bonus paid based on financial measures that may in the future prove to be based on a mistake which will require a restatement of the financial reports occurring during the 8 quarterly reporting periods (2 years) following the mistaken report.

Our CEO and all of our office holders may be incentivized through cash bonuses and all of our office holders and directors may also be incentivized through long-term equity-based incentives to provide them with a stake in our success – thus linking their long-term financial interests with the interests of our shareholders. In accordance with the Policy, the cash bonuses incentives are developed through a program that sets performance targets based on each office holder’s role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year. The cash bonuses will not exceed 60% of the actual annual base salary for the CEO, 30% of the actual annual base salary for office holders (other than VP Sales) and 90% of the actual annual base salary for the VP Sales. In years the Company does not meet at least 60% of the annual Company’s measures target (as defined by the board of directors), no cash bonuses will be paid.

Equity based compensation may be granted in any form permitted under our equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options and restricted share units. Equity grants to office holders and shall be made in accordance with the terms of the Equity Incentive Plans. All equity-based incentives granted to our directors and office holders shall be subject to vesting periods in order to promote long-term retention of the awarded office holders. Grants to our directors and office holders shall vest gradually over a period of not less than three years. The value of the equity based compensation (at the time of grant) per year, for each director and executive officer, shall not exceed the approved ratio between fixed pay and variable pay.

Our Compensation Committee will periodically review the Policy and monitor its implementation, and recommend to our Board of Directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Policy shall be three years as of the date of its adoption, during which, the Board of Directors is required to examine the Policy and revise it from time to time, if the circumstances under which it had been adopted have materially changed. Following such three year term, the Policy, including any revisions recommended by our Compensation Committee and approved by our Board of Directors, as applicable, will be brought once again to the shareholders for approval.

On December 18, 2014, the Annual General Meeting of the shareholders of the Company approved an amendment to the Policy, changing the ranges for fixed base salary and variable pay, in order to better reflect the Company's characters, financial position, needs, prospects and strategic goals.

Nominating Committee

The committee’s responsibilities include identifying individuals qualified to become board members and recommending director nominees to the board.

The nominating committee consists of Hila Karah, chair, Aviv Raiz, David Earhart and James Hamilton.

Internal Auditor

Under the Israel Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether a company’s actions comply with relevant law and orderly business procedure. Under the Israel Companies Law, the internal auditor must be an individual and may be an employee of the company but not an affiliate or office holder, or a relative of an affiliate or office holder, and he or she may not be the company’s independent accountant or its representative. The Company routinely engages EWC Audit, an internal auditor who is an independent third party.

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

The Companies Law applies the same disclosure requirements set forth above to a controlling shareholder of a public company The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition of “controlling shareholder” in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold). Extraordinary transactions, including a private placement with a controlling shareholder or in which a controlling shareholder has a personal interest (including for the provision of services to the company through a company controlled by a controlling shareholder, but not including transactions covering the terms of compensation of a controlling shareholder who is an office holder), require the approval of the audit committee, the Board and the shareholders of the company. Extraordinary transactions covering the terms of compensation of a controlling shareholder who is an office holder, require the approval of the compensation committee, the Board and the shareholders of the company. The shareholder approval must either include a majority of the non-controlling and disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern terms of compensation for service as an office holder, or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

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

As of December 31, 2012, 2013 and 2014, we had 198, 192, and 189 employees, respectively, with such employees being located in our offices in the Israel, United States, Iceland and Germany. As of December 31, 2014, our employees were categorized as follows:

LOCATION	General & Administrative	Sales & Marketing	Research & Development	Hosting & Support (Operations)	TOTAL:
ISRAEL OFFICE	6	4	49	4	63
U.S. OFFICE:
California	-	5	-	11	16
Virginia	14	12	5	2	33
ICELAND OFFICE	4	2	14	2	22
GERMANY OFFICE	5	12	28	10	55
TOTALS	29	35	96	29	189

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

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. Furthermore, the wages of most of CYREN’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Also, all Israeli employees employed for at least a year commencing in 2009 are entitled to the funding of pension benefits by preset monthly contributions of the employee and the employer. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. A general practice in Israel followed by CYREN, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and the employer contributes between 13.3% and 15.8% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

E.	Share ownership

Employees, including executive officers and other management employees, participate in the Company’s employee option plan.

The table in Item 6, Section A above sets forth the directors’ beneficial ownership of our Ordinary Shares as of April 1, 2015. Other than our CEO, Lior Samuelson, no executive officer beneficially owns more than 1% of our Ordinary Shares as of April 1, 2015.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major shareholders

The following table presents information with respect to beneficial ownership of our Ordinary Shares as of April 1, 2015, including:

•	each person or entity known to CYREN to own beneficially 5% or more of CYREN’s Ordinary Shares, and
•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to Ordinary Shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 33,103,320 Ordinary Shares issuable upon exercise of options and warrants, which are exercisable on or within sixty days of April 1, 2015, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options or warrants and for all directors and executive officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person. Major shareholders in the Company have the same voting rights as all other shareholders.

MAJOR SHAREHOLDERS OF ORDINARY SHARES	Amount Owned	Percent of Class
Aviv Raiz (1)(2)	5,208,490	15.7%
Diker GP, LLC (3)	2,335,490	7.1%
All other directors and executive officers as a group (16 persons) (4)	1,538,688	4.6%

(1) This shareholder of record resides in Israel.
(2) Includes 75,823 options, exercisable into a like number of Ordinary Shares.
(3) Includes 363,069 warrants, exercisable into a like number of Ordinary Shares.
(4) Includes 1,240,134 options exercisable into a like number of Ordinary Shares.

Based on a review of the information provided to us by third parties, including our transfer agent, as of April 1, 2015, there were 35 holders of record of our Ordinary Shares. One of such holders is the nominee company known as CEDE & Co., which held 27,107,925 Ordinary Shares on behalf of approximately 78 brokers and banks, or approximately 86.26% of the aggregate 31,424,294 Ordinary Shares outstanding as of such date.

Out of the 27,107,925 Ordinary Shares held through CEDE, approximately 24.1 million are managed by Broadridge Financial Solutions, Inc. on behalf of certain banks and brokers, and Broadridge recently provided to us reports on the geographical location of shareholders holding through such banks and brokers. According to these reports, plus our transfer agent reports, we were able to identify at least 6.6 million Ordinary Shares held by Israeli shareholders, approximately 13.7 million shares held by U.S. based shareholders and 8.0 million held by non-Israeli and non-U.S. shareholders.

Significant Changes in Percentage Ownership of Major Shareholders During the Past Three Years

On February 17, 2015 Diker GP, LLC filed a schedule 13G indicating that it had accumulated 1,625,073 shares of representing 5.18% of the outstanding shares of CYREN as of December 31, 2014.  Their holdings as of April 1, 2015 include 1,972,421 shares and 363,069 warrants.

On June 23, 2014 Catalyst Investments II LP filed a schedule 13D indicating that it had disposed of its shares of CYREN as of January 28, 2014.  Catalyst had previously been a 5.2% shareholder with 1,372,555 shares of CYREN.

As a result of the capital raise conducted in July 2014, total outstanding shares increased from 26.5 million to 31.4 million resulting in a decrease in ownership percentage for all previous shareholders.

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

Item 8. Financial Information.

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-34 for our consolidated financial statements.

Legal Proceedings

The Company's German subsidiary is currently involved in one lawsuit that was initiated prior to the acquisition of eleven GmbH: a claim by a former employee regarding payment of a commission. This case was settled during 2014 and the Company recorded a provision of €275 thousand under accrued expenses and other liabilities as of December 31, 2014.

In 2014, the Company entered into arbitral proceedings with the former shareholders of eleven regarding an escrow agreement. CYREN and the former eleven shareholders are disputing an amount of €740 thousand in the escrow account. In addition to the escrow dispute, CYREN has initiated claims for €1,466 thousand against the former eleven shareholders relating to the earn-out liability of the eleven acquisition while the former shareholders claim payment of €781 thousand from CYREN with regards to the same liability. Considering the preliminary stage of these arbitral proceedings, the Company has determined it is currently unable to predict the outcome of these disputes. The Company intends to defend vigorously against the claims raised by the former eleven shareholders.

Other than the above, the Company is not a direct party to any litigation, and it is not aware of any threatened litigation which, in the aggregate, would be material to the business of the Company.

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

Except as otherwise disclosed in this Annual Report, there are no other significant changes since December 31, 2014.

Item 9. The Offer and Listing.

The Company’s Ordinary Shares have been traded publicly on NASDAQ as follows:

From July 13, 1999 through June 29, 2004, under the symbol “CTCH” (up to June 7, 2002 on the National Market, and subsequently on the Small Cap Market, which during 2005 was renamed the “Capital Market”);

From June 30, 2004 through June 26, 2005, under the symbol “CTCHC”;

From June 27, 2005 through January 1, 2008, under the symbol “CTCH”;

From January 2, 2008 through January 29, 2008, under the symbol “CTCHD”;

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

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the NASDAQ Capital Market for the periods indicated:

	High	Low
2010:	$3.90	$1.35
2011:	$3.98	$2.93
2012:	$3.40	$2.42
2013:	$3.99	$2.02
2014:	$4.09	$1.45

2013:
First Quarter	$3.99	$2.86
Second Quarter	$3.25	$2.30
Third Quarter	$3.30	$2.02
Fourth Quarter	$3.28	$2.52

2014:
First Quarter	$4.09	$2.90
Second Quarter	$3.64	$2.88
Third Quarter	$2.98	$2.18
Fourth Quarter	$2.11	$1.45

First Quarter 2015	$3.17	$1.67

Most Recent Six Months:

October 2014	$2.11	$1.78
November 2014	$1.75	$1.45
December 2014	$1.96	$1.49
January 2015	$2.39	$1.67
February 2015	$3.17	$2.38
March 2015	$3.09	$2.43

The following table lists the high and low closing sales prices for the Company’s Ordinary Shares on the TASE for the periods indicated. Share prices on the TASE are quoted in NIS:

	High		Low
2013:
First Quarter	NIS	14.50	NIS	10.51
Second Quarter	NIS	11.82	NIS	9.90
Third Quarter	NIS	12.15	NIS	8.24
Fourth Quarter	NIS	11.23	NIS	8.75

2014:
First Quarter	NIS	14.08	NIS	10.19
Second Quarter	NIS	12.43	NIS	9.93
Third Quarter	NIS	10.27	NIS	7.84
Fourth Quarter	NIS	10.03	NIS	5.53

Most Recent Six Months:

October 2014	NIS	8.10	NIS	6.82
November 2014	NIS	6.71	NIS	5.53
December 2014	NIS	10.03	NIS	5.88
January 2015	NIS	9.21	NIS	6.63
February 2015	NIS	11.88	NIS	9.34
March 2015	NIS	12.39	NIS	10.09

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

As of December 31, 2014, our authorized share capital consisted of 55,353,340 Ordinary Shares, NIS 0.15 par value. As of December 31, 2014 and April 1, 2015, there were 32,687,288 Ordinary Shares issued, and as of December 31, 2014 and April 1, 2015, there were 31,396,940 and 31,424,294 Ordinary Shares outstanding, respectively.

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

°
The private placement will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital.

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

NOTICES

Each shareholder of record is entitled to receive at least 21 days’ prior notice (and for certain matters, 35 days’ prior notice) before the date of a shareholder meeting and at least five days’ notice before the record date for the meeting. For purposes of determining the shareholders entitled to notice of and to vote at such meeting, the Board of Directors may fix a record date not exceeding 40 days prior to the date of any shareholder meeting.

CHANGES IN OUR CAPITAL

Changes in our capital are subject to the approval of the shareholders, generally by a majority of the votes of shareholders present by person or by proxy and voting at the shareholders meeting.

C.	Material contracts

Company Credit Lines

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $7.5 million for a period of one year. In April 2014 the agreement was extended up to April 20, 2015. The amounts drawn down from the credit line are subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 6.0% per annum. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2014, the Company had drawn down an amount of $4.8 million from the credit line and was in full compliance with the financial covenants.

On March 20, 2015, the Company entered into an amendment to the credit line agreement with the U.S. bank, modifying the maturity date to March 20, 2016.  The credit limit was amended to $6.0 million at the Company’s request and the interest rate was modified to a rate equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 5.50% per annum. The Company shall, in all cases and beginning with the month ending April 30, 2015, pay an aggregate amount of interest not less than $18,000 per month.

In relation to these credit lines, the Company has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. At December 31, 2013 and December 31, 2014, the credit line balance on the Company’s balance sheet was $3.2 million and $4.9 million, respectively.  During 2014, the Company satisfied its line of credit covenant requirement to raise an additional $5.0 million of growth capital; there is no similar covenant or requirement in 2015.

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

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development (the “Research Law”), research and development programs approved by the Research Committee (the “Research Committee”) of the OCS are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project is approved, the OCS will award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

The terms of these grants prohibit the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee of the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred or licensed to Israeli third parties without the approval of the Research Committee. Until 2005, the Research Law stated that such know-how could not be transferred to non-Israeli third parties at all. An amendment to the Research Law has set forth certain exceptions to this rule allowing, for example, transfer of OCS supported know-how in the context of the acquisition of the know-how or of the entire company by the foreign entity. Such transfer would require receiving approval of the Research Committee and making payment to the OCS with the amount of payment due depending upon the value of the transferred technology or know-how, the company's R&D expenses, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. There can be no assurance that such consent, if requested, will be granted or, if granted, that such consent will be on reasonable commercial terms. It is not just transfer of OCS funded know-how that is prohibited, but also transfer of know-how derived from research and development funded by the OCS as well as any rights in such know-how. There is currently no mechanism for obtaining approval to license of OCS funded know-how to a non-Israeli entity.  Such restriction does not apply to exports from Israel of final products developed with such technologies.

Capital Gains Tax on Sales of Our Ordinary Shares

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 26.5%.

As of January 1, 2012, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder who is the owner of 10% or more in the right to profits, right to nominate a director (or an officer), voting rights, right to receive assets upon liquidation, or right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such rights) in the company issuing the shares.

A substantial shareholder individual will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale; he or she had been a substantial shareholder.

For gains derived from the sale of an asset acquired before January 1, 2012, and sold on or after such date, other rates of tax will apply depending upon the length of time for which the asset was held.

An additional income tax at a rate of 2% will be imposed on high earners individuals whose annual income or gain exceeds NIS 810,720.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of Ordinary Shares by a person who (i) holds our Ordinary Shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel; or (iii) the shareholder, being an individual, will be present in Israel for a period or periods aggregating 183 days or more during a taxable year, the aforesaid exemption shall not apply. In such case, the sale, exchange or disposition of Ordinary Shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli and non-Israeli resident individuals and non-Israeli resident corporations we would be required to withhold income tax at the rate of 25% (or 30% if such non-Israeli resident individual is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), unless a different rate is provided in an applicable tax treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise to a U.S. corporation, subject to certain conditions. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for U.S. federal income tax purposes for the amount of such taxes withheld, subject to limitations in U.S. laws applicable to foreign tax credits.

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

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder certifies to its foreign status on an applicable Form W-8 (or a substantially similar form or otherwise establishes an exemption). A U.S. related person for these purposes is a person with one or more current relationships with the United States.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We mainly develop our technology in Israel and in Germany and seek to provide our services worldwide. As a result, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the NIS and Euro. We are exposed to the risk of fluctuation in the U.S. dollar/NIS and the U.S. dollar/Euro exchange rate. Our NIS and Euro-denominated expenses consist principally of salaries and related personnel expenses. Although the majority of our revenues are in U.S. dollars, a substantial portion of our sales are derived from the Euro currency. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank, which was later extended in April 2014 and then again in March 2015. According to the last extension agreement, the bank provides the Company with a credit line of $6.0 million for a period of one year. Since the payment of interest and repayment of any draws on the line are denominated in U.S. dollars, there is no exchange rate risk. The interest on the line is equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 5.50% per annum.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) As of December 31, 2014, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2014, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed our internal control over financial reporting as of December 31, 2014. Our management based its assessment on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective.

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

(c) During the period covered by this Annual Report, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2014, for which audited financial statements appear in this Annual Report. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer and other Ernst & Young Global offices for 2013 and 2014:

	Year ended December 31,
(in thousands)	2013 Fees	2014 Fees

Audit Fees (1)	$189	$234
Audit-Related Fees (2)	29	-
Tax Fees (3)	8	8
All Other Fees (4)	6	-
Total	$232	$242

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

Audit Committee Pre-approval Policies and Procedures

Below is a summary of our current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the Company’s independent registered public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year. The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2014, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Following completion of its Ordinary Share buyback plans during 2009 and 2010 (see Item 16E of the annual reports on Form 20-F filed for 2009 and 2010), in May 2012, the Company announced the commencement of its third Ordinary Share buyback plan, under which the Company purchased approximately $1.7 million worth of its Ordinary Shares through the end of 2012 (out of a total amount allocated of $2.5 million). The Company completed this buyback plan in November 2012 and repurchased 600,337 Ordinary Shares at an average price of $2.79 per share. During 2013 and 2014, no repurchases occurred. Repurchases during 2012 are summarized in the following table:

ISSUER PURCHASES OF SECURITIES DURING 2012

Period	Total Number Of Shares Purchased	Average Price Paid Per Share ($)	Total Number Of Shares Purchased As Part of Publicly Announced Plan	Maximum U.S. Dollar Value That May Yet Be Purchased Under The Plan

May 1 – May 31	62,494	2.7	62,494	2,331,418

June 1 – June 30	135,596	2.94	135,596	1,932,796

July 1 – July 31	130,209	2.69	130,209	1,582,571

August 1 – August 31	113,451	2.91	113,451	1,251,942

September 1 – September 30	53,274	2.83	53,274	1,101,369

October 1 – October 31	76,254	2.59	76,254	904,089

November 1 – November 30	29,059	2.63	29,059	827,596
Total	600,337	2.79	600,337	N/A

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

_____________________

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
J. Michael Myshrall
Chief Financial Officer

April 30, 2015

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CYREN LTD.

We have audited the accompanying consolidated balance sheets of CYREN Ltd. ("the Company") and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2015	A Member of EY Global

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31
	2013	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,757	$11,063
Trade receivables, net	5,178	4,444
Deferred tax assets	48	-
Prepaid expenses and other receivables	1,988	1,019

Total current assets	10,971	16,526

LONG-TERM ASSETS:
Intangible assets, net	13,189	10,544
Goodwill	23,206	21,325
Severance pay fund	819	594
Lease deposits	74	70
Deferred tax assets	-	13
Property and equipment, net	2,674	2,401

Total long-term assets	39,962	34,947

Total assets	$50,933	$51,473

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share data)

	December 31
	2013	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$859	$646
Credit line	3,245	4,900
Employees and payroll accruals	3,102	2,359
Accrued expenses and other liabilities	1,366	1,394
Earn-out consideration	1,428	2,269
Deferred revenues	4,499	4,097
Deferred tax liability	-	120

Total current liabilities	14,499	15,785

LONG-TERM LIABILITIES:
Deferred revenues	1,646	1,042
Earn-out consideration	2,857	837
Deferred tax liability	2,749	1,984
Accrued severance pay	873	666
Other liabilities	-	100

Total long-term liabilities	8,125	4,629

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares nominal value NIS 0.15 par value-
Authorized: 55,353,340 shares as of December 31, 2013 and 2014; Issued: 27,915,492 and 32,687,288 shares as of December 31, 2013 and 2014, respectively; Outstanding: 26,472,963 and 31,396,940 shares as of December 31, 2013 and 2014, respectively	986	1,195
Additional paid-in capital	191,780	203,030
Treasury shares – 1,442,529 Ordinary Shares as of December 31, 2013 and 1,290,348 Ordinary Shares as of December 31, 2014	(4,841)	(4,277)
Accumulated other comprehensive income (loss)	1,342	(735)
Accumulated deficit	(160,958)	(168,154)

Total shareholders' equity	28,309	31,059

Total liabilities and shareholders' equity	$50,933	$51,473

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2012	2013	2014

Revenues	$23,910	$32,248	$31,925
Cost of revenues	4,397	7,695	8,123

Gross profit	19,513	24,553	23,802

Operating expenses:

Research and development, net	6,528	9,270	11,222
Sales and marketing	5,566	10,278	11,802
General and administrative	6,639	10,388	8,047
Adjustment to earn-out consideration	-	(3,276)	(744)

Total operating expenses	18,733	26,660	30,327

Operating income (loss)	780	(2,107)	(6,525)

Loss from sale of investment in affiliate	-	(1,289)	-
Other income, net	-	-	187
Financial income (expenses), net	80	(1,255)	(874)

Income (loss) before taxes on income	860	(4,651)	(7,212)
Tax benefit (expense)	625	(5,220)	196

Net income (loss)	$1,485	$(9,871)	$(7,016)

Basic and diluted net earnings (loss) per share	$0.06	$(0.38)	$(0.25)

Weighted average number of shares used in computing basic net earnings per share	24,610,267	26,231,254	28,598,323

Weighted average numbers of shares used in computing diluted net earnings per share	25,140,439	26,231,254	28,598,323

The accompanying notes are an integral part of these consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014

Net income (loss)	$1,485	$(9,871)	$(7,016)

Other comprehensive income (loss):
Foreign currency translation adjustments	446	873	(2,077)

Total comprehensive income (loss)	$1,931	$(8,998)	$(9,093)

The accompanying notes are an integral part of these consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of U.S. dollars, except share data)

	Number of outstanding Ordinary Shares	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss) (*)	Accumulated deficit	Total

Balance as of January 1, 2012	24,093,617	$960	$188,463	$(8,692)	$23	$(151,930)	$28,824

Purchase of treasury shares	(600,337)	-	-	(1,720)	-	-	(1,720)
Issuance of shares upon exercise of options	627,583	26	686	-	-	-	712
Issuance of treasury shares upon acquisitions	1,556,750	-	104	3,406	-	-	3,510
Issuance of treasury shares upon exercise of options	148,721	-	(104)	353	-	(71)	178
Stock-based compensation related to options granted to non-employees	-	-	11	-	-	-	11
Stock-based compensation related to employees	-	-	1,276	-	-	-	1,276
Other comprehensive income	-	-	-	-	446	-	446
Net income	-	-	-	-	-	1,485	1,485

Balance as of December 31, 2012	25,826,334	986	190,436	(6,653)	469	(150,516)	34,722

Issuance of treasury shares upon exercise of options	646,629	-	-	1,812	-	(571)	1,241
Stock-based compensation related to options granted to non-employees	-	-	30	-	-	-	30
Stock-based compensation related to employees	-	-	1,314	-	-	-	1,314
Other comprehensive income	-	-	-	-	873	-	873
Loss	-	-	-	-	-	(9,871)	(9,871)

Balance as of December 31, 2013	26,472,963	986	191,780	(4,841)	1,342	(160,958)	28,309

Issuance of shares and warrants upon public offering ($2.41 per combination), net of $1,261 issuance expenses	4,771,796	209	10,030	-	-	-	10,239
Issuance of treasury shares upon exercise of options	152,181	-	-	564	-	(180)	384
Stock-based compensation related to options granted to non-employees	-	-	38	-	-	-	38
Stock-based compensation related to employees	-	-	1,182	-	-	-	1,182
Other comprehensive loss	-	-	-	-	(2,077)	-	(2,077)
Loss	-	-	-	-	-	(7,016)	(7,016)

Balance as of December 31, 2014	31,396,940	$1,195	$203,030	$(4,277)	$(735)	$(168,154)	$31,059

(*)	Relates to foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014

Cash flows from operating activities:

Net income (loss)	$1,485	$(9,871)	$(7,016)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	-	18	15
Depreciation	560	1,136	1,285
Stock-based compensation	1,287	1,344	1,220
Amortization of intangible assets	589	1,755	1,736
Accrued interest, accretion of discount and exchange rate differences on credit line	-	84	124
Accretion and change in fair value of earn-out liabilities, net	224	(2,398)	(445)
Loss from sale of investment in affiliate	-	1,289	-
Deferred taxes, net	(806)	4,980	(318)

Changes in assets and liabilities:

Trade receivables	(2,194)	868	866
Prepaid expenses and other receivables	(541)	(511)	839
Trade payables	300	(248)	(542)
Employees and payroll accruals, accrued expenses and other liabilities	(1,085)	595	(496)
Deferred revenues	(164)	1,180	(1,047)
Accrued severance pay, net	(2)	(105)	18
Other long-term liabilities	-	-	100

Net cash provided by (used in) operating activities	(347)	116	(3,661)

Cash flows from investing activities:

Payment for business acquisitions, net of cash acquired	(10,243)	-	-
Change in long-term lease deposits	(17)	(17)	1
Proceeds from sale of property and equipment	-	4	9
Proceeds from sale of investment in affiliate	-	194	-
Investment in affiliate	(176)	(80)	-
Purchase of property and equipment	(805)	(2,053)	(771)

Net cash used in investing activities	(11,241)	(1,952)	(761)

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014

Cash flows from financing activities:

Proceeds from public offering, net	-	-	10,239
Payment of earn-out consideration	(3,400)	(3,994)	(351)
Purchase of treasury shares	(1,720)	-	-
Proceeds from bank loans and credit line	-	6,165	6,800
Repayment of bank loans and credit line	-	(3,004)	(5,270)
Proceeds from options exercised	890	1,241	384

Net cash provided by (used in) financing activities	(4,230)	408	11,802

Effect of exchange rate changes on cash and cash equivalents	87	48	(74)

Increase (decrease) in cash and cash equivalents	(15,731)	(1,380)	7,306
Cash and cash equivalents at the beginning of the year	20,868	5,137	3,757

Cash and cash equivalents at the end of the year	$5,137	$3,757	$11,063

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes	$148	$352	$211

Interest	$-	$142	$279

Non-cash transactions:

Purchase of property and equipment by credit	$(48)	$(145)	$(324)

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 1:	GENERAL

a.
CYREN Ltd. (henceforth "CYREN") was incorporated as under the laws of the State of Israel on February 10, 1991 and its legal form is a company limited by shares. CYREN listed its shares to the public on July 15, 1999 under the name Commtouch Software Ltd. and changed its legal name to CYREN Ltd. in January 2014. CYREN and its subsidiaries, unless otherwise indicated will be referred to in these consolidated financial statements as the “Company”.

The Company develops and provides Internet security solutions to Original Equipment Manufacturer ("OEM") partners and enterprises. The Company's business is to develop and sell, through a variety of third party distribution channels, these solutions to various customers. The Company's offerings include several security services in the area of email security, web security, and antimalware. The Company operates in one reportable segment.

b.	Acquisition of Frisk Software:

On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk Software, an Incorporated Icelandic private limited company, or "Frisk". The acquisition accelerated CYREN's antivirus roadmap and enabled the Company to more quickly provide the most advanced antivirus technology utilizing the combined resources of both organizations. It also helps support the launch of private label antivirus solution for the OEM and service provider markets while also enhancing the Company's Software-as-a-Service (“SaaS”) capabilities.

The purchase price amounted to $4,915 thousand, out of which $2,200 thousand was paid in cash and $1,678 thousand was paid by issuance of 750,000 Ordinary Shares at the closing date. The remainder of the purchase price was comprised of an earn-out consideration which is based on revenues for each of the years ended December 31, 2013 and December 31, 2014 and revenue in respect of the first quarter of 2015. A payment of $51 thousand and $351 thousand was made in 2013 and 2014 respectively, on account of the earn-out and an additional contingent consideration with an estimated fair value of $456 thousand as of December 31, 2014, will be paid based on future revenues. The fair value of the earn-out liability was adjusted downward during 2013 and 2014 to adjust to the new forecasted revenues. As a result, the fair value of the Frisk earn-out liability was reduced by $397 thousand and $7 thousand for the years ended December 31, 2013 and 2014, respectively.

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 1:	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents	$202
Trade receivables	36
Prepaid expenses and other receivables	287
Property and equipment	64
Intangible assets	2,250
Goodwill	3,501

Total assets acquired	6,340

Trade payables	(571)
Deferred revenues	(565)
Long-term deferred tax liabilities	(289)

Total liabilities assumed	(1,425)

Net assets acquired	$4,915

Intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method at an annual weighted average rate of 8%. The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization (in thousands):

	Fair value	%

Trademark	$984	10.0
Intellectual property	1,266	6.7

Total intangible assets	$2,250

c.	Acquisition of eleven GmbH:

On November 16, 2012, the Company completed the acquisition of eleven GmbH, a Germany based company, or "eleven". eleven is well known throughout Germany as the leading provider of mail-based Security-as-a-Service (“SecaaS”) solutions.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 1:	GENERAL (Cont.)

The purchase price amounted to $22,293 thousand out of which, $11,543 thousand was paid in cash and $1,832 thousand was paid by issuance of 806,750 Ordinary Shares at the closing date. The remainder of the purchase price was comprised by an earn-out consideration which is based on revenues for each of the years ended December 31, 2013, 2014 and 2015. A payment of $3,943 thousand and zero was made in 2013 and 2014 on account of the earn-out and an additional contingent consideration with an estimated fair value of $2,650 thousand, based on future revenues, as of December 31, 2014, may be due for payment. The fair value of the earn-out liability was adjusted downward during 2013 and 2014 to adjust to the new forecasted revenues. As a result, the fair value of the eleven earn-out liability was reduced by $2,879 thousand and $737 thousand for the years ended December 31, 2013 and 2014, respectively. See also note 7(c)(2) regarding ongoing litigation with the former eleven shareholders with respect to the earn-out liability.

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 1:	GENERAL (Cont.)

The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

(in thousands)	Fair value	%

Trademark	$671	10.0
Customer relations	3,037	Accelerated method
Technology	4,611	10.0
In-process R&D (*)	781	(*	)

Total intangible assets	$9,100

(*)
The in-process research and development ("IPR&D") is amortized when the development is completed. Commencing January 2013, the Company began amortizing a portion of the IPR&D, in the amount of $169 thousand and with an estimated useful life of ten years, related to the development of a specific product which had become available for general release. Commencing January 2014, the Company began amortizing the remainder of the IPR&D, in the amount of $612 thousand and with an estimated useful life of 9 years, related to the development of another specific product which had become available for general release.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to fair value and useful lives of intangible assets, fair value of earn-out liabilities, valuation allowance on deferred tax assets, income tax uncertainties, fair values of stock-based awards, other contingent liabilities and estimates used in applying the revenue recognition policy. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

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

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income (loss) items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

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

The Company maintains certain cash amounts restricted as to withdrawal or use. On December 31, 2014, the Company maintained a balance of $118 thousand that represents security deposits with respect to leases, restricted due to the lease agreement and security deposits for credit lines from banks. Restricted cash is presented within the prepaid expenses and other receivables balance.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Investment in affiliates:

The Company's investments in affiliated companies comprises of investments in which the Company owns less than 20.0% or in which the Company cannot exercise significant influence over the affiliates' operating and financial policies. These investments are stated at cost.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. In 2013, the Company sold an investment in affiliate for a consideration of $194 thousand and recognized a loss of $1,289 thousand for the year ended December 31, 2013. The investment in affiliate balance has been zero since December 31, 2013 and no new investments were made during the year ended December 31, 2014.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:
%

Computers and peripheral equipment	33.33
Office furniture and equipment	7.0 – 20.0
Motor vehicles	15.0
Leasehold improvements	Over the shorter of the term of the lease or the life of the assets

h.         Intangible assets:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 7 to 14 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Technology, Intellectual Property and Trademark are amortized over their estimated useful lives on a straight-line basis.

Acquired in-process research and development is not amortized during the development period after the acquisition, instead, it is subject to the impairment review for indefinite-lived intangibles. Upon completion of the development process for the acquired research and development ("R&D"), the Company determines the useful life of the asset resulting from R&D activities and begins amortizing over the estimated useful life. However, prior to changing its life from indefinite to finite, the asset is tested for impairment as if it was still indefinite-lived.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Recoverability of these assets is measured by comparison of the carrying amount of each asset group to the future undiscounted cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

The Company operates as one asset group. During the year ended December 31, 2014, the Company identified the decrease in the fair value of the earn-out consideration as an indicator that the carrying value of the asset group may not be recoverable. The Company performed a recoverability test as of September 30 and December 31, 2014 and the test in both cases resulted in no impairment.

During 2012 through 2014, no impairment losses had been identified.

j.	Goodwill:

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
Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. Accordingly, the Company elected to proceed directly to the first step of the goodwill impairment test.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For each of the three years in the period ended December 31, 2014, no impairment losses have been identified.

k.	Fair value measurements:

The carrying amounts of cash and cash equivalents, trade receivables, prepaid expenses, other receivables and trade payables, approximate their fair values due to the short-term maturities of such financial instruments.

The Company measures its earn-out consideration at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tiered fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

The Company's earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value of the earn-out considerations is the discounted cash-flow method. The assumptions used in the valuation of the earn-out considerations as of December 31, 2014 included forecasted future revenues and a weighted average cost of capital of 14.32% - 16.63%.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company derives its revenues from the delivery of real-time cloud-based services for each of the email security, web security, and antimalware offerings.

Revenue is recognized when there is persuasive evidence of an arrangement, the service has been rendered, the collection of the fee is probable and the amount of fees to be paid by the customer is fixed or determinable.

Revenues from such services are recognized ratably over the contractual service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

m.	Research and development costs:

Research and development costs are charged to statements of income (loss) as incurred.

n.	Government grants:

The Company receives government grants for funding certain approved research and development projects.  These grants are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants amounted to $257 thousand, $505 thousand and $516 thousand in 2012, 2013 and 2014, respectively.

o.	Concentrations of credit risk:

The Company has no significant off-balance-sheet concentration of credit risk.

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The provision for doubtful accounts amounted $1,070 thousand and $759 thousands at December 31, 2013 and 2014 respectively. Bad debt expense (benefit) for each of the years ended December 31, 2012, 2013 and 2014 was $456 thousand, $672 thousand and ($73) thousand, respectively.

p.	Accounting for stock-based compensation:

ASC 718 - "Compensation-stock Compensation"- ("ASC 718") requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income (loss).

The Company recognizes compensation expense for the value of its awards on a straight-line basis over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
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

The Company applies ASC 718, and ASC 505-50, "Equity Based Payments to Non-Employees" ("ASC 505-50"), with respect to options issued to non-employees.

The fair value for options granted in 2012, 2013 and 2014 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Stock options	2012	2013	2014

Volatility	38%-51%	37%-47%	38%-42%
Risk-free interest rate	0.5%-0.9%	0.5%-1.5%	1.0%-1.7%
Dividend yield	0%	0%	0%
Expected term (years)	3.8-4.9	3.5-4.9	3.3-4.9

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share have been computed using the weighted-average number of Ordinary Shares outstanding during the year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary Shares considered outstanding during the year.

In  2012, the difference between the denominator of basic and diluted net earnings per share is due to the effect of dilutive securities for stock options. In 2013 and 2014 there is no difference between the denominator of basic and diluted loss per share.

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 3,156,346, 4,864,218 and 5,837,758 for 2012, 2013 and 2014, respectively.

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

Effective October, 2014, the Company's agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expense (benefit) for the years ended December 31, 2012, 2013 and 2014 was ($2) thousand, $105 thousand and $26 thousand, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.         Treasury shares:

The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction in shareholders' equity.

The Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon issuance of shares upon acquisitions. Reissuance of treasury shares is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein; otherwise to accumulated deficit.

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

u.	Comprehensive income:

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Reclassifications:

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. Certain overhead expenses and salaries that were previously reported as sales and marketing (“S&M’) in the amount of $294 thousand and $608 thousand have been reclassified to cost of revenues in the consolidated statements of income (loss) for the year ended December 31, 2012 and 2013, respectively. Certain outside services expenses that were previously reported as cost of revenues in the amount of $247 thousand and $114 thousand have been reclassified to R&D in the consolidated statements of income (loss) for the year ended December 31, 2012 and 2013, respectively. The Company reviewed the impact of these reclassifications and determined that the reclassifications were not material on the prior year’s consolidated financial statements.

w.	Recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This ASU, which will be effective for the Company beginning January 1, 2017, allows for either full or modified retrospective methods of adoption and early adoption is not permitted. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

In 2014, the FASB issued ASU 15-2014, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The Company is currently evaluating the effect, if any, that the adoption of this guidance will have on its consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 3:	PROPERTY AND EQUIPMENT, NET

	December 31
(in thousands)	2013	2014

Cost:
Computers and peripheral equipment	$7,350	$8,160
Office furniture and equipment	1,112	1,151
Motor vehicles	10	-
Leasehold improvements	1,581	1,587

	10,053	10,898

Less accumulated depreciation	(7,379)	(8,497)

Property and equipment, net	$2,674	$2,401

Depreciation expense amounted to $560 thousand, $1,136 thousand and $1,285 thousand in 2012, 2013 and 2014, respectively.

NOTE 4:	INTANGIBLE ASSETS, NET

a.	Definite-lived intangible assets:

	December 31,
(in thousands)	2013	2014
Original amounts:
Customer contracts and relationships	$5,754	$5,367
Technology	7,961	8,092
Trademarks	1,709	1,623
In-process R&D	674	-

	16,098	15,082
Accumulated amortization:
Customer contracts and relationships	(1,378)	(1,980)
Technology	(1,326)	(2,201)
Trademarks	(205)	(357)

Accumulated amortization	(2,909)	(4,538)

Intangible assets, net	$13,189	$10,544

b.	Amortization expense amounted to $589 thousand, $1,755 thousand and $1,736 thousand for 2012, 2013 and 2014, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 5:	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2013 and 2014 are as follows:

	Year ended December 31,
(in thousands)	2013	2014

Balance at the beginning of the year	$22,518	$23,206

Foreign currency translation adjustments	688	(1,881)

Balance at the year end	$23,206	$21,325

NOTE 6:	CREDIT LINE

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $7.5 million for a period of one year. In April 2014 the agreement was extended up to April 20, 2015. The amounts drawn down from the credit line are subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 6.0% per annum. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement and has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. As of December 31, 2014, the Company had drawn down an amount of $4.8 million from the credit line and was in full compliance with the financial covenants.

On March 20, 2015 the Company signed an amendment to the credit line agreement with the U.S. bank modifying the maturity date to March 20, 2016. The credit line limit decreased to $6.0 million at the Company’s request and the interest rate decreased to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 5.5% per annum, provided, however, that the Company pay a minimum aggregate amount of interest of no less than $18 thousand per month. In addition, the financial covenants the Company is obliged to comply with were also amended to meet the Company’s expected business requirements for the year.

NOTE 7:	COMMITMENTS AND CONTINGENCIES

a.
CYREN Ltd., which was incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

In connection with specific research and development, the Company received $1,184 thousand of participation payments from the OCS. In return for the OCS's participation in this program, the Company is committed to pay royalties at a rate of 3.0% of the developed product sales for the program through 2012 and 3.5% in 2013 and 2014, up to 100% of the amount of grants received plus interest at annual LIBOR rate. The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled $897 thousand  as of December 31, 2014. For the years ended December 31, 2012, 2013 and 2014, $58 thousand, $78, thousand and $129 thousand, respectively, were recorded as cost of revenues with respect to royalties due to the OCS.

b.	Operating leases:

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2018.

Facilities rent expenses for 2012, 2013 and 2014 were $531 thousand $985 thousand and $1,056 thousand, respectively.

Annual minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2016 and other facility related leases), at the exchange rate in effect on December 31, 2014, are as follows (in thousands):

2015	$1,135
2016	998
2017	855
2018	267

$3,255

c.	Litigations:

(1)
The Company's German subsidiary is currently involved in one lawsuit that was initiated prior to the acquisition of eleven GmbH: a claim by a former employee regarding payment of a commission. This case was settled during 2014 and the Company recorded a provision of €275 thousand under accrued expenses and other liabilities as of December 31, 2014.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

(2)
In 2014, the Company entered into arbitral proceedings with the former shareholders of eleven regarding an escrow agreement. CYREN and the former eleven shareholders are disputing an amount of €740 thousand in the escrow account. In addition to the escrow dispute, CYREN has initiated claims for €1,466 thousand against the former eleven shareholders relating to the earn-out liability of the eleven acquisition while the former shareholders claim payment of €781 thousand from CYREN with regards to the same liability. See also note 1(c) for further details on the earn-out liability. Considering the preliminary stage of these arbitral proceedings, the Company has determined it is currently unable to predict the outcome of these disputes. The Company intends to defend vigorously against the claims raised by the former eleven shareholders.

NOTE 8:	SHAREHOLDERS' EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared.

b.	Public offering:

On July 30, 2014, the Company completed a public offering of 4,771,796 Ordinary Shares, nominal value NIS 0.15 per share, and warrants (the “Warrants”) to purchase an aggregate of 1,670,128 Ordinary Shares in combinations consisting of one Ordinary Share and one warrant to purchase 0.35 of an Ordinary Share, at an offering price per fixed combination of $2.41. Each Warrant has an exercise price of $3.08 per share, will be exercisable following the six-month anniversary of the date of its issuance and will expire ninety months following the date of its issuance. The Company received total proceeds of $10,239 thousand, which is net of $1,261 thousand issuance expenses.

c.	Employee and directors stock options:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase Ordinary Shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase Ordinary Shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the "Amended and Restated Israeli Share Option Plan"). As of December 31, 2014 an aggregate of 2,088,463 Ordinary Shares of the Company, are still available for future grant to employees and directors.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

Options granted under such plans and agreements through September 2005, generally expire after ten years from the date of grant and options granted after September 2005 generally expire six years from the date of grant. Options cease vesting upon termination of the optionee's employment or other relationship with the Company. The options generally vest over a period of four to six years. The per share exercise price shall be no less than 100% of the fair market value per Ordinary Share on the date of grant. Any options that are canceled or not exercised within the option term become available for future grant.

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

Each option granted under the Directors Stock Option Plan becomes exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary Shares on the grant date of such option. Until September 2005, each option granted had a maximum term of ten years, and since September 2005, the term of granted options is six years. Options will terminate earlier if the optionee ceases to be a member of the Board of Directors.

e.	A summary of the Company's employees and directors share option activity under the plans is as follows (in thousands, except share and per share data):

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
	2013

Outstanding at January 1, 2014	5,266,487	$3.02	4.49	$1,073

Granted	1,170,002	2.67
Exercised	(152,181)	2.52
Expired and forfeited	(1,580,629)	3.13

Outstanding at December 31, 2014	4,703,679	2.91	5.16	55

Options vested and expected to vest at December 31, 2014	4,388,419	2.92	5.11	50

Exercisable options at December 31, 2014	1,976,892	3.11	4.17	-

Weighted average fair value of options granted during the year		0.84

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2014, the Company had $2,116 thousand of unrecognized compensation expense related to non-vested stock options, expected to be recognized over a remaining weighted average period of 2.72 years.

f.	The employee and director options outstanding as of December 31, 2014, have been separated into ranges of exercise prices, as follows:

Outstanding				Exercisable
Exercise		Weighted average remaining	Weighted average exercise		Weighted average exercise
price per	Options	contractual	price per	Options	price per
share	outstanding	life in years	share	exercisable	share

$1.56-$2.34	496,669	5.61	$1.73	26,667	$2.00
$2.44-$2.93	1,702,837	4.39	$2.68	691,811	$2.65
$3.01-$3.14	726,390	4.43	$3.10	272,699	$3.11
$3.16-$3.32	967,116	4.43	$3.28	252,509	$3.21
$3.41-$3.69	661,834	2.39	$3.47	584,373	$3.47
$3.75-$3.94	148,833	1.54	$3.89	148,833	$3.89

	4,703,679	4.16	$2.92	1,976,892	$3.11

g.	Options to non-employees:

Issuance date	Options outstanding	Exercise price per share	Options exercisable	Exercisable through

February 16, 2012	53,000	$3.16	36,493	Feb-16
February 13, 2013	5,000	$3.14	2,296	Feb-19
August 1, 2013	150,000	$3.08	50,000	Aug-19
May 14, 2014	3,000	$3.32	-	May-20

	211,000		88,789

The options vest and become exercisable at a rate of 1/16 of the options every three months.

As of December 31, 2014, the Company had approximately $32 thousand of unrecognized compensation expense related to non-employee, non-vested stock options, expected to be recognized over a weighted average period of 2.43 years.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

h.	Total stock-based compensation expenses recognized in 2012, 2013 and 2014:

The total stock-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2012, 2013 and 2014, was as follows:

	Year ended December 31,
(in thousands)	2012	2013	2014

Cost of revenues	$53	$50	$55
Research and development	231	267	292
Sales and marketing	200	264	292
General and administrative	803	763	581

	$1,287	$1,344	$1,220

NOTE 9:	INCOME TAXES

a.	Corporate tax structure:

The Israeli corporate tax rate was 25.0% in 2012 and 2013, and 26.5% in 2014.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $1,775 thousand and unrecognized deferred tax liability related to such earnings amounted to $532 thousand as of December 31, 2014.

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

c.	Net operating loss carry-forwards:

As of December 31, 2014, CYREN's net operating loss carryforwards for tax purposes amounted to $54,794 thousand and capital loss carryforwards of $15,658 thousand which may be carried forward and offset against taxable income in the future, for an indefinite period.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 9:	INCOME TAXES (Cont.)

As of December 31, 2014, for federal income tax purposes, the U.S. subsidiary had net operating loss carryforward of $96,424 thousand. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2034.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2013 and 2014, the Company's deferred taxes were in respect of the following:

	December 31,
(in thousands)	2013	2014

Deferred tax assets:

Net operating loss carryforwards	$48,095	$47,524
Capital loss carryforwards	4,842	4,149
Temporary differences	2,734	2,630

Deferred tax assets before valuation allowance	55,671	54,303
Valuation allowance	(55,456)	(54,128)

Deferred tax asset net of valuation allowance	215	175

Deferred tax liabilities:

Acquired intangibles	(2,723)	(2,099)
Deferred revenue	(193)	(167)

Deferred tax liability	(2,916)	(2,266)

Deferred tax liability, net	$(2,701)	$(2,091)

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 9:	INCOME TAXES (Cont.)

	December 31,
(in thousands)	2013	2014

Foreign:
Current deferred tax asset (liability), net	$48	$(120)
Non-current deferred tax liability, net	(2,749)	(1,971)

	$(2,701)	$(2,091)

	$(2,701)	$(2,091)

e.	Reconciliation of the theoretical tax benefit (expense):

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

For the year ended December 31, 2014, the main reconciling items between the Company’s statutory tax rate and the effective tax rate relates to the decrease in valuation allowance due to the expiration of capital loss carryforwards in the amount of $1,700 thousand.

f.	Income (loss) before tax benefit (expense) consists of the following:

	Year ended December 31,
	2012	2013	2014

Domestic	$1,430	$(3,683)	$(5,342)
Foreign	(570)	(968)	(1,870)

	$860	$(4,651)	$(7,212)

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 9:	INCOME TAXES (Cont.)

g.	Tax benefit (expense) is comprised of the following:

	Year ended December 31,
	2012	2013	2014

Current taxes:
Foreign	$(124)	$(240)	$(122)
Domestic	(57)	-	-

	$(181)	$(240)	$(122)

Deferred taxes:
Foreign	$942	$(1,065)	$318
Domestic	(136)	(3,915)	-

	$806	$(4,980)	$318

Tax benefit (expense), net	$625	$(5,220)	$196

h.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2013	2014

Beginning balance	$-	$-
Increases related to tax positions taken during the current year	-	100

Ending balance	$-	$100

The entire amount of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

i.	Tax assessments:

CYREN's tax assessments in Israel are deemed final up to and including 2010.

The U.S. subsidiary has final tax assessments up to and including 2010.

The German subsidiary has final tax assessments up to and including 2010.

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 10:	GEOGRAPHIC INFORMATION

The Company manages its business on a basis of one reportable segment and follows the requirements of ASC 280 "Segment Reporting".

a.	Revenues from external customers:

	Year ended December 31,
	2012	2013	2014

United States	$11,847	$12,726	$11,712
Germany	2,147	10,321	9,191
Europe (other than Germany)	3,590	4,086	4,635
Asia	3,484	2,717	3,600
Israel	2,541	1,602	1,985
Other	301	796	802

	$23,910	$32,248	$31,925

For the years ended December 31, 2012, 2013 and 2014, the Company had no major customers.

b.	The Company's net amount of property and equipment is as follows:

	December 31
	2013	2014

Israel	$830	$661
United States	1,090	1,177
Germany	622	377
Other	132	186

	$2,674	$2,401

CYREN LTD. AND ITS SUBSIDIARIES

NOTE 11:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2012	2013	2014

Income:
Interest on cash and cash equivalents and short term deposits	$144	$3	$2
Foreign currency exchange differences, net	169	-	-

	313	3	2

Expenses:
Accretion of earn-out consideration	(224)	(878)	(299)
Interest on bank loans and credit line	-	(197)	(435)
Foreign currency exchange differences, net	-	(124)	(48)
Other	(9)	(59)	(94)

	(233)	(1,258)	(876)

	$80	$(1,255)	$(874)