Form 20-F
period 2015-12-31
CYREN Ltd.
filed 2016-03-31
CIK 1084577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………….

Commission file number 000–26495

CYREN LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Sapir Road
5th Floor, Beit Ampa
P.O. Box 4014
Herzliya 46140, Israel
011–972–9–863–6888
(Address of principal executive offices)

J. Michael Myshrall, Chief Financial Officer, 7925 Jones Branch Drive, Suite 5200, McLean, VA 22102, Fax: 703-842-8227
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value ILS 0.15 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2015).

Ordinary Shares, par value ILS 0.15             39,121,198

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

ii

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “CYREN”, “the Company,” “we,” “us” or “our” are to CYREN Ltd., formerly known as Commtouch Software Ltd. and its consolidated subsidiaries, namely CYREN Inc., formerly known as Commtouch Inc., CYREN Iceland hf, formerly known as Commtouch Iceland hf, and CYREN Gesellschaft mbH, formerly known as eleven Gesellschaft zur Entwicklung und Vermarktung von Netzwerktechnologien mbH, or eleven.

A.	Selected financial data

The selected consolidated statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from the audited Consolidated Financial Statements of CYREN included elsewhere in this Annual Report on Form 20-F, or this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from the previously published audited Consolidated Financial Statements of CYREN not included elsewhere in this Annual Report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(USD and share amounts in thousands, except per share data)
Selected Data:
Revenues	$27,762	$31,925	$32,248	$23,910	$23,016
Operating income (loss)	$(4,460)	$(6,525)	$(2,107)	$780	$3,308
Net income (loss) attributable to ordinary and equivalently participating shareholders	$(4,799)	$(7,016)	$(9,871)	$1,485	$4,598
Operating income (loss) per share	$(0.13)	$(0.23)	$(0.08)	$0.03	$0.14
Basic net earnings (loss) per share	$(0.14)	$(0.25)	$(0.38)	$0.06	$0.19
Diluted operating income (loss) per share	$(0.13)	$(0.23)	$(0.08)	$0.03	$0.13
Diluted net earnings (loss) per share	$(0.14)	$(0.25)	$(0.38)	$0.06	$0.19
Weighted average number of shares used in computing basic net earnings per share	34,316	28,598	26,231	24,610	23,620
Weighted average number of shares used in computing diluted net earnings per share	34,316	28,598	26,231	25,140	24,654
Total Assets	$54,405	$51,473	$50,933	$59,133	$39,534

B.	Capitalization and indebtedness

Not applicable

C.	Reason for the offer and use of proceeds

Not applicable

D.	Risk factors

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Comission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Forward-Looking Statements”.

Business Risks

If the Internet security market does not accept our cloud-based product offerings, our sales will not grow as quickly as anticipated, or at all, and our business, results of operations and financial condition would be harmed.

We are seeking to exploit our cloud-based security platform, CYREN WebSecurity (“CWS”) to disrupt the Internet security market and our historic business model. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of cloud computing services. The market for messaging security and compliance solutions delivered as a service in particular is at an early stage relative to on-premise solutions, and these applications may not achieve and sustain high levels of demand and market acceptance.

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

Our success will depend, in part, on our ability to expand our service and product offerings and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may decide to do so through the acquisition of complementary businesses and technologies rather than through internal development, including, for example, our 2012 acquisition of the antivirus business of the Icelandic company, Frisk Software International (“Frisk”) and the German Internet security company eleven.

If we encounter further difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of these companies or any other company that we acquire, the revenue and operating results of the combined company could be adversely affected. The risks we face in connection with acquisitions, including those we are facing in our acquisitions of Frisk and eleven, include:

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

We depend upon OEM partners, service providers and resellers to sell the majority of our products, and if our partners fail to perform, our ability to sell and distribute our products and services will be limited, and our operating results will be harmed.

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

•
sudden, dramatic fluctuations in exchange rates of currencies covering the fees we collect from our foreign customers versus the currencies utilized in our business (namely, the Israeli Shekel (“ILS”), the U.S. Dollar and Euro);

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

•	the potential for acts of terrorism, hostilities or war;

•	increased expenses incurred in establishing and maintaining office space and equipment for our multinational operations;

•	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	fluctuations in exchange rates between the U.S. dollar, ILS and foreign currencies in markets where we do business; and

•	general economic and political conditions and uncertainties in these foreign markets.

These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, operating results, and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

Changes in the tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of our services and our financial results.

Due to the global nature of the Internet and the global reach of our network, it is possible that various states or countries might attempt to regulate our transmissions or levy sales, income, consumption, use or other taxes relating to our services or activities, or impose obligations on us to collect such taxes. Tax authorities in many jurisdictions are currently reviewing the appropriate treatment of companies engaged in Internet commerce such as the provision of cloud computing services and other online services. The imposition of new or revised tax laws or regulations may subject us or our players to additional sales, income, consumption, use or other taxes. We cannot predict the effect of current attempts to impose such taxes on commerce over the Internet. New or revised taxes and, in particular, sales, use or consumption taxes, the Value Added Tax and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling, and for our players, buying, virtual items over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

The application of tax laws is subject to interpretation and if tax authorities challenge our methodologies or our analysis of our tax rates it could result in an increase to our worldwide effective tax rate and cause us to change the way we operate our business.

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the expected tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the work being carried out by the OECD on base erosion and profit shifting as a response to increasing globalization of trade could result in changes in tax treaties or the introduction of new legislation that could impose an additional tax on businesses. As a result of changes to laws or interpretations, our tax positions could be challenged and our income tax expenses could increase in the future.

For instance, if tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices, they could require us to reallocate our income to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In addition, if the country from which the income was reallocated did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Increasing regulatory focus on privacy issues and expanding laws and regulations could impact our new business models and expose us to increased liability.

Our industry is highly regulated, including for privacy and data security. We are also expanding our business in countries that have more stringent data protection laws than those in the United States, and such laws may be inconsistent across jurisdictions and are subject to evolving and differing interpretations. Privacy laws, including laws enforcing a “right to be forgotten” by consumers are changing and evolving globally. Governments, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. New laws and industry self-regulatory codes have been enacted and more are being considered that may affect our ability to reach current and prospective customers, to understand how our products and services are being used, to respond to customer requests allowed under the laws, and to implement our new business models effectively. Any perception of our practices, products or services as an invasion of privacy, whether or not consistent with current regulations and industry practices, may subject us to public criticism, class action lawsuits, reputational harm or claims by regulators, industry groups or other third parties, all of which could disrupt our business and expose us to increased liability. Additionally, both laws regulating privacy, as well as third-party products purporting to address privacy concerns, could affect the functionality of and demand for our products and services, thereby harming our revenue.

In the past we have relied on the U.S.-European Union and the U.S.-Swiss Safe Harbor Frameworks, as agreed to by the U.S. Department of Commerce and the European Union (“EU”) and Switzerland as a means to legally transfer European personal information from Europe to the United States. However, on October 6, 2015, the European Court of Justice invalidated the U.S.- EU Safe Harbor framework and the Swiss data protection authorities later invalidated the U.S.-Swiss Safe Harbor framework. The European Court of Justice’s decision may result in different European data protection regulators applying differing standards for the transfer of personal data, which could result in increased regulation, cost of compliance and limitations on data transfer for us and our customers. These developments could harm our business, financial condition and results of operations.

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

We have identified a number of new products and enhancements to our platform that we believe are important to our continued success in the IT security market. For example, in February 2016 we announced the release of CWS 3.0 which includes an innovative new Advanced Threat Protection module that identifies and blocks highly evasive cyber threats with an industry-first Cloud Sandbox Array. We may not be successful in developing and marketing, on a timely basis, such new products or enhancements or that our new products or enhancements will adequately address the changing needs of the marketplace. In addition, some of our new products and enhancements may require us to develop new architectures that involve complex, expensive and time-consuming research and development processes. Although the market expects rapid introduction of new products and enhancements to respond to new threats, the development of these products and enhancements is difficult and the timetable for commercial release and availability is uncertain, as there can be significant time lags between initial beta releases and the commercial availability of new products and enhancements. We may experience unanticipated delays in the availability of new products and enhancements to our platform and fail to meet customer expectations with respect to the timing of such availability. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing, releasing and making available on a timely basis new products and enhancements to our services and products that can adequately respond to advanced threats and our customers’ needs, our competitive position and business prospects will be harmed. Furthermore, from time to time, we or our competitors may announce new products with capabilities or technologies that could have the potential to replace or shorten the life cycles of our existing services products. Announcements of new products could cause customers to defer purchasing our existing services or products.

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

Security-as-a-Service (“SecaaS”) is a model of cloud-based services offerings. In 2014, we released CWS, our cloud-based security service that provides end users secure browsing from any device, anywhere. CWS is our push into the cloud-based Internet security sector. The solutions we are promoting and will promote to this market will enable Internet security vendors and service providers to offer fully cloud-based, Internet security solutions to their customers, without the need for the integration of an embedded software development kit, or SDK, into their product offerings. Among other things, this cloud-based approach is intended to speed up the process of moving our solutions to market, and ease the integration burden for our customers.

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

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features to enhance our services and products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. For example, in August 2015, we completed an underwritten public offering of 7,666,665 ordinary shares at a price to the public of $1.65 per share. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness or that otherwise restrict our ability to operate our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our CEO, Lior Samuelson, is also Chairman of our Board of Directors. Our directors and affiliates of our directors and our executive officers (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 18.4% of our outstanding ordinary shares as of February 29, 2016. Included in the calculation of voting power are options exercisable by the affiliated entities within 60 days thereof (with some having an exercise price greater than the market price of our shares as of February 29, 2016). If they vote together (especially if they were to exercise all vested options into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over many matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In this regard, we know of no shareholders or voting agreement between major shareholders or between such shareholders and directors or officers.

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

Our ordinary shares are traded primarily on the NASDAQ Capital Market and also on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and ILS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary ohares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares.

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

Some of our employees in Israel, including some of our executive officers, are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the armed forces. Furthermore, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. For example, in 2015, ten of our employees in Israel were called for active reserve duty, each serving for an average of approximately two weeks. Our operations could be disrupted by the absence, for a significant period, of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business.

Because a substantial portion of our revenues historically have been generated in U.S. dollars and the Euro, and a significant portion of our expenses have been incurred in Israeli Shekel, our results of operations may be adversely affected by currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and Euros, and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel in ILS. We anticipate that a significant portion of our expenses will continue to be denominated in ILS. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the ILS and the Euro. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected. During 2015 and 2014, the U.S. dollar value of operating costs denominated in ILS declined due to the appreciation of the U.S. dollar vs the ILS, and the U.S. dollar value of revenues denominated in Euro declined due to the appreciation of the U.S. dollar vs the Euro. During 2013, the U.S. dollar value of operating costs denominated in ILS increased due to the depreciation of the U.S. dollar vs the ILS, and the U.S. dollar value of revenues denominated in Euro increased due to the depreciation of the U.S. dollar vs the Euro.

We cannot predict the trend for future years. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. To date, we have not engaged in any significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the ILS. Foreign currency fluctuations, and our attempts to mitigate the risks caused by such fluctuations, could have a material and adverse effect on our results of operations and financial condition.

The government programs and benefits which we previously received require us to meet several conditions and may be terminated or reduced in the future.

Through a program with the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor, or OCS, as in effect prior to Amendment No. 7 (the “R&D Law Amendment”) to the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations (the “R&D Law”). We received grants from the Government of Israel, to finance a significant portion of our research and development expenditures in Israel. In 2015 and 2014, we received $814 thousand and $447 thousand, respectively.

In order to meet specified conditions in connection with grants and programs of the OCS, we have made representations to the Israel government about our Israeli operations. One of the grants requires a minimum commitment of three years and we are required to share information with other companies and academics. From time to time, the conduct of our Israeli operations has deviated from our forecasts. If we fail to meet the conditions of the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, which, effective as of January 1, 2016, amends material provisions of the R&D Law, including royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad, etc., leaves substantial discretion with the newly established National Authority for Technological Innovation, established to replace the OCS (the “Authority”), and includes only guidelines to some of the core issues of the R&D Law, thus currently causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS. The restrictions stated above, or similar or other restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

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

Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving officers, directors or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions.  Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.These and other similar provisions could delay, prevent or impede an acquisition of our company or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

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

A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement (see Item 16G. “Corporate Governance” for a list of those home country practices followed by us). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Item 4. Information on the Company.

A.	History and development of the Company

We were incorporated as a private company under the laws of the State of Israel on February 10, 1991 and our legal form is a company limited by shares. We became a public company on July 15, 1999 under the name Commtouch Software Ltd. In January 2014, we changed our legal name to CYREN Ltd.

Our principal executive offices are located at 1 Sapir Rd., 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya, 46140 Israel, where our telephone number is 972–9–863–6888. Our Amended and Restated Articles of Association, or Articles of Association, are on file in Israel with the Israeli Securities Authority (“ISA”) and available for public inspection online through the ISA website at https://www.magna.isa.gov.il.

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

Our Offerings

CYREN’s products and services fall into three categories, each delivered as SaaS subscription model:

1.	Security-as-a-Service – CYREN WebSecurity and CYREN EmailSecurity

2.	Cyber Intelligence Suite – Phishing, Malware and Malicious IP intelligence feeds

3.	Embedded Solutions – Antispam, Antimalware, URL Filtering and Mobile Security SDKs

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

CYREN WebSecurity also includes advanced cyber threat protection that identifies and blocks highly evasive cyber threats with an industry-first patent-pending Cloud Sandbox Array. The CWS Advanced Threat Protection module applies cloud-scale advanced malware analysis, including innovative multi-sandbox array technology to analyze unknown malware. Analysis is coordinated by a heuristics-based engine that ensures malware objects are completely analyzed, even those attempting to evade detection. It also leverages big data analytics across the 17 billion daily Internet transactions to correlate the relationship between files, URLs, hosts, IPs, and domains in order to identify malicious objects.

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

Cyber Intelligence Suite

CYREN cloud analyzes over 17 billion transactions per day across multiple security domains to deliver an unmatched view of threats as they emerge.  Every day, CYREN detects thousands of new malicious IPs, and zero-hour phishing and malware URLs.

CYREN’s data collection footprint and integrated, automated detection capability operates on a massive scale to deliver actionable security intelligence and indicators of compromise (IoCs), globally, on a near-real-time basis.  Our intelligence platform automatically investigates IPs, domains, hosts and files associated with suspicious behavior and maintains risk scores enabling instantaneous reclassification of entities based on the most recent associated activity.

The CYREN Cyber Intelligence Suite bundles real-time threat intelligence into a single suite that delivers protection from Malicious IP’s, Phishing Attacks, and Malware outbreaks. This allows customers to apply this unique zero hour cyber threat intelligence to protect end users before they are exposed.  CYREN’s Cyber Intelligence Suite delivers real-time intelligence to customers through one or more data feeds delivered on a subscription basis.

Embedded Antispam Solutions

CYREN Inbound AntiSpam delivers proven and industry-leading detection, allowing real-time blocking of spam and phishing in any language or format with virtually no false positives. Powered by CYREN’s patented Recurrent Pattern Detection technology (RPD), Inbound AntiSpam prevents attacks while allowing OEMs and their customers to maintain strict privacy for customers’ email contents.  CYREN Embedded solutions are typically delivered as Software Development Kits (SDKs) which allow customers to connect to CYREN’s GlobalView™ cloud for continuous real-time protection from spam and phishing outbreaks anywhere in the world.  CYREN Inbound AntiSpam:

•	Offers an exceptionally flexible engine, suitable as an antispam core or as a complementary layer.

•
Can be used in a wide range of hardware and software endpoints and offerings such as messaging gateways and mail transfer agents (MTA), unified threat management solutions (UTM) and firewalls, secure email gateways, other antivirus software, and desktop applications.

•	Includes multiple plugin options and is delivered via a comprehensive SDK (daemon or shared library).

•	Scales to hundreds of messages/sec per single processor.

CYREN Outbound AntiSpam is designed specifically to neutralize spam originating from within a customer’s infrastructure. Spam attacks emanating from within cause irreparable damage to business and network reputation, not to mention customer confidence.  Because the problem differs significantly from spam that originates externally, CYREN has developed a unique solution, using its patented GlobalView™ Cloud technology, to detect outbound spam rapidly and accurately, blocking outbreaks as they start. CYREN Outbound AntiSpam:

•	Blocks, spam, malware, and phishing originating on internal infrastructure in real-time.

•	Blocks any type of attacker, including zombie computers, compromised accounts, spammer accounts, and webmail spam.

•	Identifies the source, alerts the abuse/fraud detection team, and provides samples of unwanted traffic.

•	Includes multiple plugin options and is delivered via a comprehensive SDK (daemon or shared library).

•	Integrates easily into existing platforms, minimizing costs and time-to-market.

•	Uses low resources—CYREN’s uniquely small footprint fits any hardware or software environment without affecting performance

Embedded Antimalware Solutions

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

Embedded URL Filtering Solutions

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

During 2014 we established new distributor and reseller channels in order to sell our CYREN WebSecurity platform to enterprise and SMB customers.  These distributors and resellers sell CWS either under their own brand name, under the CYREN brand name, or as a co-branded web security product “powered by CYREN”. As part of our strategy to expand our business, we are now offering our CYREN WebSecurity product direct to enterprise customers. During 2015 we restructured our sales organization to focus the majority of resources on selling CWS solutions.

The CYREN global sales team is managed by Sales leaders who work closely with our sales teams in the Americas, Europe, Middle East and Africa (EMEA) and Asia Pacific (APAC).

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

The Marketing team defines and directs the marketing strategy and initiatives from our California and Virginia offices with regionalization accomplished through marketing personnel in our international offices.

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

In 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed an anti-spam related patent application in the United States, claiming priority based on the filing of U.S. Provisional Patent Application. This application remains pending. During 2006, we filed in the United States a provisional patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e., voice and video related). This provisional application was converted to a formal patent application and that application was then divided into three pending applications. The United States Patent and Trademark Office issued us a new patent under the original application – United States Patent No. 7,849,186. In 2011, a divisional patent was issued in connection with one of those split applications – United States Patent No. 7,991,919, which will have a term concurrent with US Patent No. 7,849,186. On May 29, 2012 and on June 5, 2012, two additional divisional patents were issued in connection with the final two split applications – United States Patent No. 8,190,737 and United States Patent No. 8,195,795, respectively, both of which also will have a term concurrent with U.S. Patent 7,849,186. In 2013, we filed in the United States a new application for a patent regarding a unified platform that leverages the various proprietary Internet security tools we employ to resolve security threats. In 2016, we filed in the United States a new application for a patent regarding a multi-sandbox array that utilizes unique intellectual property we developed in support of our cyber threat protection capabilities. We may seek to patent certain additional software or other technology in the future.

We filed trademark applications for “CYREN”. We are actively maintaining our registered trademark for “Commtouch”, which is registered in the U.S., Canada, Israel, European Union and China. Through acquisition, we also acquired registered trademarks in “FRISK”, “F-PROT”, “eleven”, “Expurgate”, “Command Antimalware” and “Galileo”. We allowed the registration of Command Interceptor to lapse, and may allow others of these trademarks to lapse over time. A previous registration of “PRONTO” in Canada is still in force, but we are not maintaining this registration and it lapsed in 2014. Since at least September 2003, we have claimed common law trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our messaging security solutions. We have also been claiming common law trademark rights in “Zero-Hour” in relation to our virus outbreak detection product (and more recently one of our web security products) and “GlobalView” in relation to our Internet Protocol, or IP, reputation and web security products, as well as our “cloud computing” network infrastructure.

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

Government Programs

Under the R&D Law, as in effect prior to the R&D Amendment, research and development programs approved by the Research Committee of the OCS (the “Research Committee”) were eligible for grants or loans if they met certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project was approved, the OCS awarded grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 6% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable was up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

The terms of these grants, in accordance with the pre-R&D Amendment regime, prohibited the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee. Such approval was generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing that was conducted outside of Israel.

The R&D Law, as in effect prior to the R&D Amendment, also provided that know-how from the research and development, which was used to produce the product, could not be transferred to Israeli third parties without the approval of the Research Committee. Until 2005, the R&D Law stated that such know-how could not be transferred to non-Israeli third parties at all. An amendment to the R&D Law has set forth certain exceptions to this rule; however, the practical implications of such exceptions were quite limited. The R&D Law, as in effect prior to the R&D Amendment, stressed that it was not just transfer of know-how that was prohibited, but also transfer of any rights in such know-how. Such restriction did not apply to exports from Israel of final products developed with such technologies. Approval of the transfer could be granted only if the transferee undertook to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment. Pursuant to the R&D Amendment, the OCS was replaced with the Authority, which is comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including with respect to the new funding programs (“Tracks”), will be required to determine certain characteristics (which are mainly technical but also include the type of Benefit (“Benefit”, as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares) to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities, and may determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the Authority, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters will now be decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of Authority-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment stipulates that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designated to provide flexibility in the rapidly changing business environment, leaving the above essential matters to the Council’s discretion currently causes much ambiguity as to the implementation of the R&D Amendment.

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the United States federal government, i.e., the CAN-SPAM Act, and some individual U.S. states, with the CAN-SPAM Act superseding some state laws or certain elements thereof.

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

On October 6, 2015, the European Court of Justice invalidated the U.S.- EU Safe Harbor framework and the Swiss data protection authorities later invalidated the U.S.-Swiss Safe Harbor framework. We have invested heavily in data sovereignty features that ensure CYREN customer data remains in the EU as required by law.  We will continue to monitor legal requirements and will follow additional legal requirements for customer data privacy as they evolve.

Geographic Information

The Company conducts its business on the basis of one reportable segment.

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects – “Revenue Sources” and the financial statements included elsewhere in this Annual Report. Below is a breakdown of our revenues by location (in thousands):

	Year Ended December 31,
	2015	2014	2013

USA	$11,424	$11,712	$12,726
Germany	7,326	9,191	10,321
Europe (other than Germany)	3,460	4,635	4,086
Asia	3,436	3,600	2,717
Israel	1,958	1,985	1,602
Other	158	802	796

	$27,762	$31,925	$32,248

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

In the market for messaging security solutions, there are sophisticated offerings that compete with our solutions. Email defense security providers offering forms of Software-as-a-Service packaged software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to CYREN include Google, Symantec, TrendMicro, Intel (McAfee) and Cisco, Proofpoint, and Mimecast. Messaging security providers offering solutions on an OEM basis similar to CYREN’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Vade Retro.

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

In the market for web security solutions, there are advanced offerings that compete with our GlobalView URL filtering solution and CWS. Web security providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to CYREN include Intel (McAfee), ForcePoint (formerly Websense), BlueCoat, Zscaler, Barracuda, and Cisco (OpenDNS). Web security providers offering solutions on an OEM basis similar to CYREN’s business model, and which may be viewed as direct competitors, include Webroot (BrightCloud) and Symantec (RuleSpace).

We expect that the markets for Internet security solutions will continue to become more consolidated, with companies increasing their presence in this market or entering ancillary markets by acquiring or forming strategic alliances with our competitors or business partners, such as Raytheon/ForcePoint’s acquisitions of Websense and Stonesoft, BlueCoat’s acquisitions of Solera, Perspecsys and Elastica, Proofpoint’s acquisitions of Marble Security and SocialWare, Cisco’s acquisitions of Lancope, OpenDNS and ThreatGrid, FireEye’s acquisitions of iSight and Invotas, and Splunk’s acquisitions of Caspida and Metafor. See also disclosure under “Item 3. Key Information– Risk Factors—Business Risks— we face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.”

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

c.
CYREN Gesellschaft mbH, a German limited liability company wholly owned by the Company through a holding company structure, with an office at Hardenbergplatz 2, 10623, Berlin, Germany, tel: 49 (0)30/52 0056–0.

D.           Property, plants and equipment

Property and equipment costs recorded on our consolidated balance sheet as of December 31, 2015, 2014 and 2013 consisted of the following:

Property and equipment, net

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Cost:
Computers and peripheral equipment	$9,309	$8,160	$7,350
Office furniture and equipment	1,118	1,151	1,112
Motor vehicles	-	-	10
Leasehold improvements	1,619	1,587	1,581

	12,046	10,898	10,053

Less accumulated depreciation	(9,725)	(8,497)	(7,379)

Property and equipment, net	$2,321	$2,401	$2,674

All of our facilities are leased.

Our office in Herzilya, Israel, is approximately 12,217 square feet and houses research and development, sales, marketing, support and administrative personnel. Our U.S. subsidiary CYREN Inc. is headquartered in McLean, Virginia in an office of approximately 7,022 square feet and it houses senior management, marketing, sales, and administrative personnel; and its office in Palo Alto, California (approximately 3,332 square feet), is staffed by hosting (operations), sales and administrative personnel. Our subsidiary CYREN Iceland hf is located in Reykjavik, Iceland in an office of approximately 11,906 square feet, which houses antivirus operations, sales and some administrative personnel. Our subsidiary CYREN GmbH is based in Berlin, Germany, in an office of approximately 10,333 square feet, which houses research and development, operations, sales, marketing and administrative personnel. We anticipate possible office expansion or relocation of our offices in California, Iceland, and Israel during 2016.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. In September 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc. On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk. The acquisition has enabled the Company to provide antivirus technology utilizing the combined resources of both organizations. On November 16, 2012, the Company completed the acquisition of eleven. The acquisition of eleven has enabled CYREN to accelerate delivery of private label cloud–based security solutions, specifically designed for the OEM and service provider markets. In January 2014, the Company rebranded itself from Commtouch to CYREN, and later that year launched CYREN WebSecurity version 1.0 which built on the Company’s SDK technology, as well as the acquisitions from eleven and FRISK, to deliver a cloud-based Security-as-a-Service platform.  Since 2014 CWS has continued to mature and during Q1 2016 the Company launched CWS 3.0 that leverages CYREN’s deep technology and security data assets, as well as cyber threat and advanced malware detection.

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

Accounting for Stock–Based Compensation

ASC 718 - “Compensation-Stock Compensation” ASC 718, requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

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

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non Employees”, or ASC 505-50, with respect to options issued to non-employees.

The fair value for options granted in 2015, 2014 and 2013 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Stock options	2015	2014	2013

Volatility	42%-48%	38%-42%	37%-47%
Risk-free interest rate	1.1%-1.2%	1.0%-1.7%	0.5%-1.5%
Dividend yield	0%	0%	0%
Expected life (years)	3.4-3.9	3.3-4.9	3.5-4.9

Revenue Recognition

The Company derives its revenues from the sale of real-time cloud-based services for each of the email security, web security, and antimalware offerings. The Company sells its solutions primarily through OEMs which are considered end-users. The Company also sells certain solutions directly to enterprises.

Revenue is recognized when there is a persuasive evidence of an arrangement, the service has been rendered, the collection of the fee is probable and the amount of fees to be paid by the customer is fixed or determinable.

Revenues from such services are recognized ratably over the contractual service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues. Such revenues are recognized ratably over the term of the related agreement.

Accounting for Income Tax

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

Deferred tax assets are classified as non-current in accordance with FASB ASU No. 2015-17. See section “recently issued accounting standards” below.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

Intangible Assets

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 2 to 14 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Technology, Intellectual Property and Trademark are amortized over their estimated useful lives on a straight-line basis.

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

The Company operates as one asset group. During the year ended December 31, 2015 the Company identified the decrease in the fair value of the earn-out consideration as an indicator that the carrying value of the asset group may not be recoverable. The Company performed a recoverability test during 2015 and the test resulted in no impairment.

During 2013 through 2015, no impairment losses had been identified.

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

Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. Accordingly, the Company elected to proceed directly to the first step of the quantitative goodwill impairment test and compares the fair value of the reporting unit with its carrying value.

For each of the three years in the period ended December 31, 2015, no impairment losses have been identified.

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

The Company’s earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value of the earn-out considerations is the discounted cash-flow method. The assumptions used in the valuation of the earn-out considerations during the three year period ending December 31, 2015 included forecasted future revenues and a weighted average cost of capital of 14.32% - 18.45%.

As of December 31, 2015, there are no unobservable inputs remaining which are related to the liability as the period for determining the earn-out consideration value has ended. The value as of said date represents the remaining actual undiscounted cash-flow that is expected from the earn-out consideration.

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. As such, the updated standard will be effective for the Company in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

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

In November 2015, the FASB issued ASU No. 2015-17 related to balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company early adopted this guidance on a retrospective basis as of December 31, 2015. As a result, the Company’s current deferred tax liability as of December 31, 2014 in an amount of $120 thousand were reclassified to long-term liabilities to conform to the current year presentation.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). The main difference between the current requirement under GAAP and ASU 2016-02 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. ASU 2016-02 requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Classification will be based on criteria that are largely similar to those applied in current lease accounting. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. ASU 2016-02 must be adopted using a modified retrospective transition, and provides for certain practical expedients. Transaction will require application of the new guidance at the beginning of the earliest comparative period presented. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

Research and development costs

Research and development costs are charged to statements of operations as incurred.

Capitalized technology

The Company capitalizes development costs incurred during the application development stage which are related to internal-use technology that supports its security services. Costs related to preliminary project activities and post implementation activities are expensed as incurred as research and development costs on the statements of operations. Capitalized internal-use technology is included in intangible assets on the balance sheet and is amortized on a straight-line basis over its estimated useful life, which is generally two to three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

A.           Operating results

Results of Operations

The following table sets forth financial data for the years ended December 31, 2015, 2014 and 2013 (in thousands):

	Year ended December 31,
	2015	2014	2013
Revenues	$27,762	$31,925	$32,248
Cost of revenues	8,323	8,123	7,695
Gross profit	19,439	23,802	24,553
Operating expenses:
Research and development, net	8,930	11,222	9,270
Sales and marketing	8,718	11,802	10,278
General and administrative	6,326	8,047	10,388
Adjustment to earn-out consideration	(75)	(744)	(3,276)
Total operating expenses	23,899	30,327	26,660
Operating loss	(4,460)	(6,525)	(2,107)
Loss from sale of investment in affiliate	-	-	(1,289)
Other income	27	187	-
Financial expense, net	(243)	(874)	(1,255)

Loss before taxes on income	(4,676)	(7,212)	(4,651)
Tax benefit (expense)	(123)	196	(5,220)

Loss	$(4,799)	$(7,016)	$(9,871)

Comparison of Years Ended December 31, 2015 and 2014

Revenues. Revenues for 2015 of $27.8 million decreased by $4.1 million from $31.9 million in 2014, which represents a 13% decrease. The decrease was mainly driven by currency exchange rate fluctuations against the U.S. dollar which resulted in a decrease of approximately $2.2 million. Approximately 37% of CYREN revenues are generated in foreign currencies, with EURO denominated revenues representing approximately 35% of total CYREN revenues. The remainder of the decrease relates mainly to client contracts with the acquired CYREN GmbH that terminated during mid to the end of 2014.

Cost of Revenues. Cost of revenues of 8.3 million in 2015 increased by $0.2 million from $8.1 million in 2014, which represents a 2% increase. The increase in 2015 is mainly due to the increased data center expenses to support the growth and expansion of the Company’s WebSecurity service offering.

Research and Development, Net. Research and development expenses of $8.9 million in 2015 decreased by $2.3 million compared to $11.2 million in 2014. The decrease in 2015 is mainly due to the capitalization of some development expenses as well as a financial grant from the Israeli Office of the Chief Scientist which resulted in a net decrease of approximately $1.4 million compared to 2014, and also due to the effect of the increase in value of the U.S. dollar compared to other currencies. Research and development expenses consist mainly of payroll and related expenses which are almost entirely denominated in either Euro, Israeli Shekel or Icelandic Krona.

Sales and Marketing. Sales and marketing expenses of $8.7 million in 2015 decreased by $3.1 million, compared to $11.8 million in 2014. The decrease in 2015 is mainly due to decreased payroll and related expenses, primarily due to a temporary reduction in headcount during 2015 and the timing of filling positions in sales and marketing. In addition, part of the decrease is related to the effect of the strengthened U.S. dollar on salaries denominated in foreign currencies, and one-time rebranding efforts that took place in early 2014.

General and Administrative. General and administrative expenses of $6.3 million in 2015 decreased by $1.7 million, compared to $8.0 million in 2014. The decrease in 2015 is mainly due to a decrease in payroll and related expenses, primarily due to termination of two executive management positions during the first half of 2014 and several administrative positions during 2014 and 2015. The decrease is also due to the effect of the strengthened U.S. dollar on expenses denominated in currencies other than the USD (mainly Euro and Israeli Shekel), a decrease in stock-based compensation expenses of $0.1 million, and a decrease of $0.2 million in bad debt expense (a benefit of $0.3 million in 2015 compared to a benefit of $0.1 million in 2014).

Adjustment to earn-out consideration. Adjustment to the earn-out consideration of $0.1 million income in 2015 decreased from an income of $0.7 million in 2014. The income in 2015 and 2014 results from a decrease in revenue forecasts that are the basis for determining the fair value of the earn-out consideration.

Financial Expense, Net. Financial expenses, net, decreased by $0.6 million and amounted to $0.3 million in 2015 compared to $0.9 million in 2014. The decrease is mainly due to a $0.3 million decrease in the accretion of discount of the earn-out consideration and a $0.2 million decrease in interest expense.

Tax Benefit (Expense). Tax expense increased by $0.3 million and amounted to a tax expense of $0.1 million in 2015 compared to a tax benefit of $0.2 million in 2014. The increase is mainly due to an increase of $0.3 million in current tax expenses generated from the Company’s German subsidiary which amounted to $0.4 million in 2015 compared to $0.1 million in 2014.

Comparison of Years Ended December 31, 2014 and 2013

Revenues. Revenues for 2014 of $31.9 million decreased by $0.3 million from $32.2 million in 2013, which represents a 1% decrease. The decrease was mainly driven by currency exchange rate fluctuations, particularly the 11% decline of euro during the second half of 2014. Approximately 38% of CYREN revenues are generated in Euros.

Cost of Revenues. Cost of revenues of $8.1 million in 2014 increased by $0.4 million from $7.7 million in 2013, which represents a 5% increase. The increase in 2014 is mainly due to the increased data center expenses to support the growth and expansion of the Company’s new WebSecurity service offering.

Research and Development, Net. Research and development expenses of $11.2 million in 2014 increased by $1.9 million from $9.3 million in 2013. The increase in 2014 was mainly due to increased payroll and related expenses, primarily due to manpower investment required as the Company continued to expand its service offerings and develop its new advanced threat protection cybersecurity offerings.

Sales and Marketing. Sales and marketing expenses increased by $1.5 million and amounted to $11.8 million in 2014, compared to $10.3 million in 2013. The increase in 2014 is mainly due to increased payroll and related expenses, primarily due to manpower investment required as the Company continued to market and sell the new CYREN WebSecurity product, and due to an increase in commission expense.

General and Administrative. General and administrative expenses of $8.0 million in 2014 decreased by $2.4 million, from $10.4 million in 2013. The decrease in 2014 is mainly due to decrease in payroll and related expenses, primarily due to termination of two executive management positions during the first half of 2014 (President and Chief Financial Officer (“CFO”)) and several administrative positions in the second half of 2014. The President’s position was not filled and the CFO position was filled internally and merged with an existing position. The decrease is also due to a decrease in stock-based compensation expenses of $0.2 million, a decrease in director’s compensation of $0.2 million and a decrease of $0.8 million in bad debt expense (a benefit of $0.1 million in 2014 compared to bad debt expenses of $0.7 million in 2013), in addition to the effect of the exchange rate on expenses denominated in currencies other than the USD (mainly Euro and Israeli Shekel).

Adjustment to earn-out consideration.  Adjustment to the earn-out consideration at an income of $0.7 million in 2014 decreased by $2.6 million from an income of $3.3 million in 2013. The income in 2013 and 2014 results from a decrease in revenue forecasts that are the basis for determining the fair value of the earn-out consideration. The decrease in the 2014 income compared to the 2013 income is mainly due to the shorter forecast period required for the fair value measurement of the earn-out considerations, which resulted in a less significant change in the revenue forecast.  In addition, the majority of the effect of the delay in revenue buildup from new relevant products was incorporated within the fair value measurement performed as of December 31, 2013.

Financial Income (Expense), Net. Financial income (expenses), net, decreased by $0.4 million and amounted to $0.9 million in 2014 compared to $1.3 million in 2013. The decrease is mainly due to the decrease in the accretion of discount of the earn-out consideration.

Tax Benefit (Expense). Tax expense decreased by $5.4 million and amounted to a tax benefit of $0.2 million in 2014 compared to a tax expense of $5.2 million in 2013. In 2014 the Company maintained a full valuation allowance on the deferred tax assets regarding the loss carryforwards. The tax benefit is mainly due to net accretion of deferred tax liabilities on account of the Company’s German and Icelandic subsidiaries, offset by current tax expenses due to uncertain tax positions. In 2013, a full valuation allowance was provided to reduce the deferred tax assets to their realizable value based on management’s estimation that it is more likely than not that the deferred tax assets regarding the loss carryforwards will not be utilized in the foreseeable future. As a result, the Company recorded a deferred tax expense of $5.0 million along with $0.2 million of current taxes on account of the Company’s German subsidiary.

Quarterly Results of Operations (Unaudited).

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2015. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2015	2015	2015	2015	2014	2014	2014	2014
(in thousands of U.S. dollars except per share data)
(unaudited)

Revenues	$7,109	$6,934	$6,726	$6,993	$7,842	$7,731	$8,262	$8,090
Cost of revenues	2,019	2,136	2,105	2,063	1,999	2,037	2,065	2,022

Gross profit	5,090	4,798	4,621	4,930	5,843	5,694	6,197	6,068

Operating expenses:
Research and development, net	2,256	2,166	1,799	2,709	2,824	2,417	3,081	2,900
Sales and marketing	2,185	2,094	2,197	2,242	2,852	2,821	3,137	2,992
General and administrative	1,722	1,895	1,295	1,414	2,274	1,624	1,882	2,267
Adjustment to earn-out consideration	2	-	(75)	(2)	(43)	(701)	-	-

Total operating expenses	6,165	6,155	5,216	6,363	7,907	6,161	8,100	8,159

Operating loss	(1,075)	(1,357)	(595)	(1,433)	(2,064)	(467)	(1,903)	(2,091)

Other income (expense)	29	(6)	4	-	(13)	-	-	200

Financial income (expense), net	132	(92)	(132)	(151)	(162)	(249)	(167)	(296)

Loss before taxes on income	(914)	(1,455)	(723)	(1,584)	(2,239)	(716)	(2,070)	(2,187)

Tax benefit (expense)	(237)	125	75	(86)	83	(7)	75	45

Loss	$(1,151)	$(1,330)	$(648)	$(1,670)	$(2,156)	$(723)	$(1,995)	$(2,142)

Basic loss per share	$(0.03)	$(0.04)	$(0.02)	$(0.05)	$(0.07)	$(0.02)	$(0.08)	$(0.08)

Diluted loss per share	$(0.03)	$(0.04)	$(0.02)	$(0.05)	$(0.07)	$(0.02)	$(0.08)	$(0.08)

Effective Corporate Tax Rates

The Israeli corporate tax rate was 26.5% in 2015 and 2014, and 25.0% in 2013.

On January 4, 2016, an amendment to the Israeli tax ordinance was enacted such that commencing January 1, 2016, the Israeli regular tax rate will be reduced from 26.5% to 25%. The effect of the change in tax rates will result in a decrease in deferred tax balances in immaterial amounts.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $2,599 thousand and unrecognized deferred tax liability related to such earnings amounted to $780 thousand as of December 31, 2015.

The Company may currently qualify as an “industrial company” within the definition of the Law for the Encouragement of Industry (Taxation). As such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

Net operating loss carry-forwards

As of December 31, 2015, CYREN's net operating loss carryforwards for tax purposes amounted to $61,111 thousand and capital loss carryforwards of $15,658 thousand which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2015, for federal income tax purposes, the U.S. subsidiary had net operating loss carryforwards of $97,433 thousand. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2035.

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

Tax assessments

The Company’s tax assessments in the U.S. and Israel are deemed final up to and including 2011 and the Company’s tax assessments in Germany are deemed final up to and including 2010.

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

CYREN and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

The vast majority of CYREN’s revenues in Israel are denominated in U.S. dollars and in Euros. However, a substantial portion of CYREN’s operating expenses in Israel, primarily its research and development expenses, are denominated in Israeli Shekel. Costs and revenues not denominated in U.S. dollars are re-measured to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of the Company’s financial statements and reporting. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the Israeli Shekel or to the extent that the value of the U.S. dollar appreciates against the Euro. In those events, the U.S. dollar cost of CYREN’s operations will increase and the U.S. dollar value of CYREN’s revenues will decrease, respectively. In such events, the Company’s U.S. dollar-measured results of operations will be adversely affected. Consequently, we are and will be affected by changes in the prevailing ILS/U.S. dollar and Euro/U.S. dollar exchange rates and exchange rate fluctuations will have an impact on the period–to–period comparisons of the Company’s results.

The table below presents the change in the ILS/U.S. dollar and Euro/U.S. dollar exchange rates over the last three years:

Equivalent to 1 U.S. dollar	As of December 31, 2015	Change during 2015 (*)	As of December 31, 2014	Change during 2014 (*)	As of December 31, 2013	Change during 2013 (*)
ILS/U.S. Dollar	3.902	0.3%	3.889	12.0%	3.471	(7.0)%
Euro/U.S. Dollar	0.919	11.7%	0.823	13.4%	0.726	(4.3)%

(*) Positive change represents appreciation of the U.S. dollar vs the opposing currency and a negative percentage represents depreciation of the U.S. dollar vs the opposing currency.

During 2015, the U.S. dollar value of revenues denominated in Euro declined due to the appreciation of the U.S. dollar vs the Euro.

During 2014, the U.S. dollar value of operating costs denominated in Israeli Shekel declined due to the appreciation of the U.S. dollar vs the Israeli Shekel, and the U.S. dollar value of revenues denominated in Euro declined due to the appreciation of the U.S. dollar vs the Euro.

During 2013, the U.S. dollar value of operating costs denominated in Israeli Shekel increased due to the depreciation of the U.S. dollar vs the Israeli Shekel, and the U.S. dollar value of revenues denominated in Euro increased due to the depreciation of the U.S. dollar vs the Euro.

The inflation/deflation in the general price indexes in Israel and in the countries in which the Company’s subsidiaries are located, during 2015 and 2014, had an immaterial effect on the Company’s results and operations.

B.           Liquidity and capital resources

As of December 31, 2015 and December 31, 2014, we had approximately $16.4 million and $11.1 million of cash and cash equivalents, respectively.

In 2015, net cash used in operating activities in the amount of $1.8 million consisted of a net loss of $4.8 million adjusted for non-cash activity of $1.5 million amortization of intangible assets, $1.3 million depreciation of property and equipment, $1.1 million stock-based compensation expenses and $0.7 million decrease in trade receivables, along with a decrease in deferred revenues of $1.1 million and a decrease in accrued expenses and other liabilities of $0.4 million. In 2014, net cash used in operating activities in the amount of $3.7 million consisted of a net loss of $7.0 million adjusted for non-cash activity of $1.7 million amortization of intangible assets, $1.3 million depreciation of property and equipment, and $1.2 million stock-based compensation expenses, along with a decrease in deferred revenues of $1.0 million. In 2013, we generated cash from operations of $0.1 million. Net cash from operations in 2013 consisted primarily of net loss of $9.9 million adjusted for non-cash activity of $5.0 million of deferred tax expense, $1.8 million amortization of intangible assets, $1.3 million stock-based compensation expenses, $1.3 million loss from sale of investment in affiliate, $1.2 million increase in deferred revenues, $1.1 million depreciation of property and equipment and offset by a $2.4 million change in earn-out liabilities

In 2015, net cash used in investing activities primarily consisted of $1.9 million capitalization of technology and $1.2 million purchase of property and equipment.  In 2014, net cash used in investing activities primarily consisted of $0.8 million purchase of property and equipment. In 2013, net cash used in investing activities consisted primarily of $2.0 million purchase of property and equipment. Our capital expenditures over the last three years consisted primarily of purchases of property and equipment to expand our data centers and to invest in our infrastructure in order to support new business and the growth of the Company.

Net cash provided by financing activities was $10.4 million for 2015 and consisted of $11.5 million proceeds from a public offering, $4.4 million proceeds from credit line offset by repayment of credit line in the amount of $5.2 million and $0.5 million payment of earn-out consideration from the acquisition of Frisk. Net cash provided by financing activities was $11.8 million for 2014 and consisted of $10.2 million proceeds from a public offering, $6.8 million proceeds from credit line offset by repayment of credit line in the amount of $5.3 million. Net cash provided by financing activities was $0.4 million in 2013 and consisted primarily of $6.2 million proceeds from bank loans and credit line and $1.2 million proceeds from exercise of shares which were offset by the $3.0 million repayment of the bank loans and the $4.0 million payment of the earn-out considerations resulting from the acquisitions of Frisk and eleven.

On August 17, 2015, the Company completed an underwritten public offering of 7,666,665 ordinary shares, nominal value of ILS 0.15 per share at a price to the public of $1.65 per share, which includes the full exercise of the underwriter's overallotment option of 999,999 ordinary shares. The Company received total proceeds of $11.5 million, which is net of $1.1 million issuance expenses.

On July 30, 2014, the Company completed a public offering of 4,771,796 ordinary shares, nominal value ILS 0.15 per share, and warrants to purchase an aggregate of 1,670,128 ordinary shares in combinations consisting of one ordinary share and one warrant to purchase 0.35 of an ordinary share, at an offering price per fixed combination of $2.41. Each warrant has an exercise price of $3.08 per share, will be exercisable following the six-month anniversary of the date of its issuance and will expire ninety months following the date of its issuance. The Company received total proceeds of $10.2 million, which is net of $1.3 million issuance expenses.

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank which has been since amended with the most recent amendment signed as of July 21, 2015. According to the amended agreement, the bank provides the Company with a credit line of $6.0 million with a maturity date of March 20, 2016. The amounts drawn down from the credit line are subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 5.5% per annum, provided, however, that the Company pay a minimum aggregate amount of interest of no less than $18 thousand per month. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement and has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. As of December 31, 2015, the Company had drawn down an amount of $4.0 million from the credit line and was in full compliance with the financial covenants. Subsequent to the reporting period, the Company decided not to extend the credit line as the funds were deemed unnecessary, and the credit line was paid down in full.

As of December 31, 2015, 2014 and 2013 the Company had positive working capital of $7.5 million, $0.4 million and negative working capital of $3.5 million, respectively. The increase in working capital in 2014 and in 2015 is primarily due to the net increase in cash generated from the two capital raises completed in 2014 and 2015 as described above.

Based on the cash balance at December 31, 2015, current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations into 2017. The Company has in excess of $25.9 million capacity remaining on its F-3 universal shelf registration filed in June 2014. Currently, the Company does not anticipate the need to utilize the F-3 universal shelf registration in the foreseeable future.

In connection with the contingent earn-out consideration which is related to the eleven acquisition, the Company recorded an estimated amount of $8.9 million as of the acquisition date. As of December 31, 2015 and December 31, 2014, the fair value of the contingent consideration of $2.3 million and $1.8 million respectively is presented in short term liabilities, and the fair value of the contingent consideration of $0.0 million and $0.8 million respectively is presented in long term liabilities.

In 2014, the Company entered into arbitral proceedings with the former shareholders of eleven regarding an escrow agreement. CYREN and the former eleven shareholders are disputing an amount of €740 thousand in the escrow account. In addition to the escrow dispute, CYREN has initiated claims for €1,466 thousand against the former eleven shareholders relating to the earn-out consideration of the eleven acquisition while the former shareholders claim payment of €1,553 thousand from CYREN with regards to the same liability. There have been no developments regarding these claims during 2015. Considering the preliminary stage of these arbitral proceedings, the Company has determined it is currently unable to predict the outcome of these disputes. The Company intends to defend vigorously against the claims raised by the former eleven shareholders.

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

Research and development expenses, net, totaled $8.9 million, $11.2 million and $9.3 million for the years ended December 31, 2015, 2014 and 2013, respectively. The decrease in research and development expenses in 2015 compared to 2014 is mainly due to capitalization of some expenses and an increase in government grants received. Please refer to item 5A above. We plan to continue to significantly invest in resources to conduct our research and development effort.

Regarding Company patents and patents pending, please refer to item 4B section “Intellectual Property” in this document. The Company may seek to patent certain additional software or other technologies in the future.

D.           Trend Information

Several key factors and trends affect the information security market and impact how CYREN conducts business.

Evolving Information Security Threats. These threats, against consumers and organizations of all sizes, drive demand for security offerings from service providers and hardware and software vendors. Examples include the well-publicized attacks on Target, Home Depot, Sony and Ashley Madison.

Advanced Malware Attacks. CYREN and other security vendors witnessed a dramatic rise in phishing attacks in 2015, with a 55% annual increase in mail-borne spearphishing attacks and a steady upswing in new malware, including ransomeware that seeks to extort money from its victims by encrypting users’ hard drives.

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

E.           Off-Balance Sheet Arrangements

Not applicable.

F.           Tabular disclosure of contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2015 (in thousands):

Contractual Obligations	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$2,901	$1,153	$1,461	$245	$42
Other long-term liabilities reflected on the Company’s Balance Sheet - accrued severance pay	824	-	-	-	-
Other long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(700)	-	-	-	-
Net - severance pay liability (*)	124	-	-	-	-
Earn-out obligation	2,346	2,346	-	-	-
Credit line	4,169	4,169	-	-	-
Uncertain income tax positions (**)	131	-	-	-	-
Total	$9,671	$7,668	$1,461	$245	$42

(*)	Severance pay obligations to the Company’s Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

(**)
Accrual for uncertain income tax position under ASC 740 “Income Taxes” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See note 10h of the Company’s Consolidated Financial Statements for further information regarding the Company’s liability.

Item 6. Directors, Senior Management and Employees

A.           Directors and senior management

The following table presents information with respect to our directors’ beneficial ownership of our ordinary shares as of February 29, 2016. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each director is based on 40,941,613 ordinary shares outstanding as of February 29, 2016. Ordinary shares issuable upon the exercise of options and other rights, which are exercisable on or within sixty days of February 29, 2016, are deemed outstanding for the purpose of computing the percentage ownership of the director holding those options and other rights.

Name and Position	Age	Percentage of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned	Number of Options included in Beneficial Ownership
Lior Samuelson, CEO, Director and Chairman of the Board	67	1.8%	754,558	488,958 options, at exercise prices ranging from $1.44 to $3.47 per Ordinary Share. Expiration dates range from August 2, 2016 to February 10, 2022.
Aviv Raiz, Director (3)	57	12.7%	5,188,256	61,453 options, at exercise prices ranging from $1.44 to $3.47 per Ordinary Share. Expiration dates range from December 15, 2016 to February 10, 2022.
Hila Karah, Director (1)(3)	47	<1%	120,384	61,453 options, at exercise prices ranging from $1.44 to $3.47 per Ordinary Share. Expiration dates range from December 15, 2016 to February 10, 2022.
Yair Bar-Touv, Director (Outside Director) (1)(2)	55	<1%	61,453	61,453 options, at exercise prices ranging from $1.44 to $3.47 per Ordinary Share. Expiration dates range from December 15, 2016 to February 10, 2022.
Todd Thomson (Lead Director) (2)	55	<1%	78,119	78,119 options, at exercise prices ranging from $1.44 to $3.48 per Ordinary Share. Expiration dates range from November 7, 2017 to February 10, 2022.
James Hamilton (Director) (1)(2)(3)	52	<1%	78,119	78,119 options, at exercise prices ranging from $1.44 to $3.18 per Ordinary Share. Expiration dates range from February 16, 2018 to February 10, 2022.
David Earhart (Outside Director) (1)(2)(3)	54	<1%	45,828	45,828 options, at exercise prices ranging from $1.44 to $3.01 per Ordinary Share. Expiration dates range from August 1, 2019 to February 10, 2022.

(1)         Member of the Compensation Committee

(2)         Member of the Audit Committee

(3)         Member of the Nominating Committee

Other Executive Officers:

The following table sets forth the names and positions of our senior management employees, with ownership data being as of February 29, 2016.  These employees, along with Lior Samuelson, are included for purposes of the aggregation of compensation and share ownership of major shareholders, directors and executive officers, and appear elsewhere in this Annual Report.

Name	Age	Ownership	Position

Ben Carmi	38	<1%	Senior Vice President, Products

Einat Glik	36	<1%	Vice President & General Manager, Email Security

Eva Edwards Markowitz	41	<1%	Vice President, Human Resources

Lior Kohavi	45	1.0%	Chief Technology Officer

Sue Lee (1)	39	<1%	Vice President, General Counsel and Corporate Secretary

Dan Maier	52	<1%	Vice President, Marketing

Amit Monovich	40	<1%	Vice President, SaaS Platform Research and Development

J. Michael Myshrall	46	<1%	Chief Financial Officer

Pete Shah (2)	47	<1%	Senior Vice President, Worldwide Sales

Sigurdur Stefnisson	40	<1%	Vice President & General Manager, Malware

(1)         Employment terminated March 2016

(2)         Employment terminated April 2016

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

Todd Thomson joined the Board of Directors in November 2011 and has held the position of Lead Director since December 2015. Mr. Thomson is chairman of Dynasty Financial Partners, as well as the founder and CEO of Headwaters Capital. He served in top management positions at Citigroup, including CFO of the Company and CEO of the Global Wealth Management division. Prior to joining Citigroup, Todd Thomson held senior executive positions at GE Capital, Barents Group and Bain & Co. He is also a board member of Cordia Bancorp and Bank of Virginia as well as chairman of the Wharton Leadership Advisory Board. Todd Thomson received his MBA, with Distinction, from the Wharton School of Business and his bachelor's degree in economics from Davidson College.

James Hamilton joined the Board of Directors in February 2012.  Mr. Hamilton is Chief Executive Officer of Wedge Networks.  Mr. Hamilton has more than 25 years of leadership experience in senior executive roles across many highly successful high-tech companies. He brings proven success at building and leading high-potential, high growth companies from startup to IPO and often through acquisition. Mr. Hamilton was the CEO of Tipping Point, the renowned market leader in Intrusion Prevention Systems (IPS). Mr. Hamilton was also president of Click Security, and president of Efficient Networks, which also achieved a highly successful IPO and was later acquired by Siemens. He has also held various senior sales roles with multiple companies; most recently as SVP of worldwide sales and field operations at Cyan, Inc. Mr. Hamilton is also the president of Valletta Capital, LLC and is active in multiple venture capital, corporate, and charitable boards.

David Earhart joined the Board of Directors in July 2013. David Earhart is Chief Executive Officer at Courion, responsible for corporate strategy and execution across all business functions. David brings more than 20 years of security and systems management experience to his role. Previously, David was SVP of Worldwide Field Operations for Damballa, a leading provider of advanced threat protection. In this role, he was responsible for record, triple-digit growth. Before this, David was SVP of Security (IAM) Field Operations at CA Technologies, where his team delivered 300% growth in the security business. Prior to that, David held leadership and executive positions at BMC Software and venture-backed companies within the sales, support and services functions. He holds a B.B.A. in Finance from Texas Tech University.

Ben Carmi joined CYREN in December 2015 and is responsible for developing and delivering CYREN’s product vision, as well as overseeing the company’s global product management teams. He joins CYREN with more than 13 years of product leadership experience, most recently as vice president of product management at Radware. He has also held key product management roles at Check Point Software and RiT Technologies. Ben graduated from Tel Aviv University with a bachelor’s degree in industrial engineering and a master’s degree in public policy.

Einat Glik joined CYREN in 2012 and during 2014 became Vice President and General Manager, Email Security.  Ms. Glik oversees activities related to CYREN's EmailSecurity business unit with particular attention to product development and go-to-market strategies. Upon joining CYREN in 2012, she has managed the product development of our WebSecurity and Anti-Malware services. Prior to joining CYREN, she oversaw product management and authentication with SafeNet and research and development activities with SanDisk. She holds a degree in Computer Science from the Academic College of Tel-Aviv-Yaffo.

Eva Edwards Markowitz, SPHR, SWP, joined CYREN as Vice President Human Resources in 2013. With her 14 years of Human Resource leadership, Ms. Markowitz orchestrates the management and development of CYREN’s most valuable asset: its employees. She previously worked as Human Resources Director for the Analysis Research Planning Corporation (ARPC). She has also held positions with Thomas & Herbert Consulting, LLC, and SteelCloud. Ms. Markowitz received her B.A. from the University of Maryland.

Lior Kohavi joined CYREN in 2013 as Chief Technology Officer. Mr. Kohavi brings over 25 years of vast experience as an engineer, product and technology executive. Previously, Mr. Kohavi held multiple leadership roles, including business strategy architect and partner group manager at Microsoft, VP and GM at Websense, VP Engineering and EVP product management and strategy at Whale Communications (Microsoft acquired). Mr. Kohavi also served as a GM at Cylink VPN Labs and led the development of cryptographic network security products at Algorithmic Research (Cylink acquired) and served as head of the Israel Air Force’s Network and Operations Systems Department. Mr. Kohavi holds a B.A. degree in computer science from Bar-Ilan University and an Executive MBA from Tel Aviv University.

Sue Lee joined CYREN in 2013 as Vice President, General Counsel and Corporate Secretary. Ms. Lee is responsible for all legal, regulatory, compliance and corporate governance functions for the Company. Prior to CYREN, Ms. Lee served as General Counsel for Harmonix Music Systems, Inc., Vice President Business & Legal Affairs for MTV Networks, worked at Genzyme Corporation as securities and corporate counsel, and counseled clients as an attorney at the law firm Cleary Gottlieb Steen & Hamilton LLP in New York City. Ms. Lee received her B.A. in East Asian Studies from Harvard University and her J.D. from Harvard Law School.

Dan Maier joined CYREN in October 2015 and is responsible for CYREN’s global marketing activities, including corporate marketing, product marketing, demand generation and public relations. He has more than two decades of experience in senior marketing roles in the technology sector, most recently serving as senior director of product marketing at Zscaler. He previously held vice president of marketing positions at Tumbleweed, Convirture and DecisionView, among others. Dan holds a bachelor’s degree in economics from Stanford University and an MBA from UCLA.

Amit Monovich joined CYREN in 2014.  Mr. Monovich’s 16+ years of experience as a technology leader for global companies across a diverse set of enterprise and consumer products uniquely qualify Mr. Monovich to drive CYREN’s innovation in cybersecurity solutions. He brings with him 8 years of experience at RSA where he lead the Israeli Research & Development Center with focus on identity authentication and fraud prevention systems leveraging machine learning technology. Prior to RSA, Mr. Monovich worked in the U.S. for Amdocs and AT&T Labs. He holds a degree in Computer Science and Logistics from Bar-Ilan University.

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

Pete Shah joined CYREN in 2012 as Senior Vice President, Worldwide Sales. He is responsible for leading CYREN’s global field organization in exceeding customer expectations and driving business in both new and existing markets. In addition, Mr. Shah serves as an advisor to Acceleprise, an enterprise technology accelerator focused on helping early stage technology companies. Before joining CYREN, Mr. Shah held senior executive leadership positions with InfoVista, as senior vice president of worldwide field operations and at Telarix, as vice president of worldwide sales. In years prior, he held various sales management positions with Portal Software/Oracle, Lawson Software/Infor and Automatic Data Processing (ADP). Mr. Shah holds a B.Sc degree in International Marketing from Penn State University.

Sigurdur Stefnisson joined CYREN in 2012 through the acquisition of FRISK, and serves as CYREN’s Vice President & General Manager, Malware. Mr. Stefnisson joined FRISK in 1996 and contributed to the development of numerous state-of-the-art cybersecurity innovations and has become an authority in the field of advanced threat protection. Mr. Stefnisson oversees all the Advanced Threat Lab and malware research, which is integral in our development of next-generation cybersecurity solutions. He is active in the global security community as a reporter for the Wildlist Organization and as a member of CARO (Computer Antivirus Research Organization) whose mission is to research and study malware.

To the best of our knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer. There are no family relationships among any of the directors, officers or key employees of CYREN.

B.           Compensation

Compensation of Directors and Executive Officers

Under Amendment 20 of the Companies Law, the directors of CYREN can be remunerated by CYREN for their services as directors to the extent such remuneration is in accordance with the compensation policy to be adopted by the Company after approval by CYREN’s compensation committee, Board and shareholders.

The cash compensation paid to non-employee directors in 2015 (other than the CEO and Chairman) was $7,500 per quarter.

Directors also are reimbursed for their expenses for each Board of Directors meeting attended. See Item 6 - “Amended and Restated 1999 Non-employee Directors Stock Option Plan” for a discussion of director compensation in the form of option grants.

During 2015, options to purchase 530,000 ordinary shares were granted to executive officers (referred to in Item 6) under the Company’s stock option plans at a weighted average exercise price of $3.00 per share.

The aggregate direct remuneration paid by CYREN to directors and executive officers (17 persons) in 2015 was approximately $2.4 million. During the same period CYREN accrued or set aside approximately $0.2 million for the same group to provide pension, retirement or similar benefits. As of February 29, 2016, these directors and executive officers of CYREN (17 persons) had 3,820 thousand stock options to purchase a like number of ordinary shares, with 1,820 thousand of those options being vested and exercisable within sixty days of said date. Generally, unless exercised previously, options terminate within six years of their issuance. Additional information as of February 29, 2016 can be found in Item 6A “Directors and Senior Management”.

Options to Purchase Securities from Registrant

As of December 31, 2015, options to purchase 4,950 thousand ordinary shares were outstanding and held by 166 persons made up of then existing employees, consultants, executive officers, non–employee directors and ex-options holders within their post-termination period for exercise under the Company’s stock option plans. Of the number of options outstanding, 2,496 thousand were vested and exercisable. Additionally, these outstanding options had exercise prices ranging from $1.56 to $3.94 per share, a weighted average per share exercise price of $2.93 and expiration dates ranging from January 30, 2016 to October 25, 2021.

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

Amended and Restated 1999 Non–Employee Directors Stock Option Plan

New non-employee directors are currently entitled to an initial grant of 50,000 options pursuant to the Amended and Restated 1999 Non-Employee Directors Stock Option Plan, or the Non-Employee Directors Plan. Non-employee directors who are re-elected at the annual meeting of shareholders are entitled to additional grants of 16,667 options, though at the annual meeting held October 26, 2009 shareholders approved a one-time increase in the grants to re-elected directors to 30,000 options. During 2015, shareholders approved the substitution of 10,000 Restricted Stock Units (RSUs) in lieu of the annual option grants to non-employee directors.

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

C.           Board practices

Election of Directors

Directors (other than outside directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the next annual general meeting following the general meeting at which such director is elected and until a successor is elected, or until the director is removed. An annual general meeting must be held at least once in every calendar year, but not more than 15 months after the preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders, the Board may appoint new directors temporarily to fill vacancies on the Board. The Articles of Association of CYREN authorize the shareholders to determine, from time to time, the number of directors. The maximum number of directors is currently fixed at ten directors, though only seven directors are currently serving on the Board. During 2015, shareholders approved the creation of a Lead Director position, which carries additional responsibilities and receives $15 thousand per quarter.

Alternate Directors

The Articles of Association of CYREN provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, the alternate may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides) and the alternate is not entitled to remuneration. A person who is not qualified to be appointed as a director may not be appointed as an alternate director, a person who is not qualified to be appointed as an outside director with professional or accounting and financial expertise as held by the outside director for whom he is appointed as an alternate may not be appointed as an alternate director for such outside director, and a person who is not qualified to be appointed as an independent director may not be appointed as an alternate director for an independent director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director. No director has appointed, and, to our knowledge, no director currently intends to appoint, any other person as an alternate director.

Chairman of the Board

Under the Companies Law, the Chief Executive Officer of a company (or a relative of the Chief Executive Officer) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the Chief Executive Officer, unless approved by the shareholders by a special majority vote, which includes (i) a majority of two thirds of the shares held by non–controlling shareholders and shareholders who have no personal interest in the election of the Chief Executive Officer or chairman of the board of directors (or the relatives thereof), as the case may be (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting (the “Special Majority Criteria”); or (ii) the total number of shares held by non–controlling shareholders and disinterested shareholders voting against the election of the Chief Executive Officer or chairman of the board of directors (or the relatives thereof) at the meeting does not exceed two percent of the aggregate voting rights in the company. Pursuant to Amendment 27 to the Companies Law (“Amendment 27”) which was recently enacted by the Israeli parliament, the Knesset, and which is scheduled to become effective upon publication in the official gazette, after the filing of this annual report, the Special Majority Criteria was amended such that the two-thirds majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in the election of the Chief Executive Officer or chairman of the board of directors (or the relatives thereof), as the case may be (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting was reduced to a regular majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in such election who are present and voting at the meeting. In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar majority vote. The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager.

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

•      control; and

•      service as an office holder.

The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof. In addition, pursuant to Amendment 27, a business or professional relationship maintained on a regular basis will not constitute affiliation if the relationship commenced after the appointment of the outside director for office, the company and the outside director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the outside director declared that he did not know and could not have reasonably known about the formation of the relationship and has no control over their existence or termination.

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

A director is deemed to have “professional expertise” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has at least a cumulative total of at least five years experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. As with a candidate’s 'expertise in finance and accounting, the board of directors here too must evaluate the proposed outside director’s “professional qualification” in accordance with the criteria set forth above.

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

External directors may be re-elected for additional terms of three years each as set forth above, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to Amendment 22 to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director or (iii) pursuant to Amendment 26 to the Companies Law, effective as of November 25, 2014, the external director has proposed himself for reappointment and the appointment was approved by the majority of shareholders required under Section (i) above.

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

CYREN’s outside directors are Yair Bar-Touv and David Earhart. At the 2015 Annual General Meeting held on December 24, 2015, Mr. Earhart was re-elected to a second three-year term, both expiring August 2019. Mr. Bar-Touv's second three-year term is due to expire in March 2017.

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

Audit Committee

As noted above in the discussion under “Independent and Outside Directors”, the Companies Law requires public companies to appoint an audit committee. The audit committee’s duties include providing assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent registered public accounting firm and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audits conducted by our independent registered public accounting firm and takes those actions as it deems necessary to confirm that the accountants are independent of management. Under the Companies Law, the responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

Under the NASDAQ Listing Rules, an audit committee must consist of at least three directors meeting the independence standards under NASDAQ Listing Rules.

Under the Companies Law, all outside directors must serve on the audit committee, and in any case it must include a majority of independent directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with audit committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than nine years (and any interim period during which such person was not a director which is less than two years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company. One of the outside directors must serve as the chair of the audit committee. Furthermore, under the Companies Law, the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder. Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and of which the majority of members present must be independent and external directors. Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to make a presentation regarding a particular issue if the chairman of the audit committee determines that such person’s presence is necessary in order to present such matter. However, pursuant to Amendment 25 to the Companies Law, effective as of February 6, 2015, an employee who is not a controlling shareholder or a relative of such shareholder may  be present in the committee’s meeting during discussions if such presence is requested by the committee, and an  executive officer may be present in a meeting, if requested by the audit committee, to present his position with regard to a matter under his responsibility where substantial defects in the company’s business administration are discussed, but may not vote. Additionally, the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

The audit committee consists of David Earhart, chairman, Todd Thomson, audit committee financial expert, Yair Bar-Touv and James Hamilton.

Compensation Committee

On December 12, 2012, Amendment 20 to the Companies Law, or “Amendment 20”, came into force, and its provisions are summarized below:

All public companies and bond companies are required to establish a compensation committee, with one outside director serving as chairman of the committee. The committee is to be made up of at least three directors, with a majority of outside directors. The remaining directors shall be directors who do not receive direct or indirect compensation for their role as directors (other than compensation paid or given in accordance with Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage). The compensation committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the Company, to a controlling shareholder or to any entity controlled by a controlling shareholder, any director whose main livelihood is dependent on a controlling shareholder, or a controlling shareholder or a relative thereof. The committee is responsible for (i) proposing an office holder compensation policy to the Board of Directors, (ii) proposing necessary revisions to the compensation policy and examining its implementation, (iii) determining whether to approve transactions with respect to compensation of office holders, and (iv) determining, in accordance with our office holder compensation policy, whether to exempt the compensation terms with an unaffiliated nominee for the position of chief executive officer from requiring shareholders’ approval, provided such terms meet with the company’s compensation policy. Pursuant to Amendment 27, the audit committee may serve as the company’s compensation committee, provided that it meets the composition requirements of the compensation committee.

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

The compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (Though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the officer holder to the company. Pursuant to Amendment 27, variable components equal to three month salaries of the relevant office holders, on an annual basis, shall be considered a non-material portion of the variable components.); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination

The compensation committee is also responsible for administering the Company’s various stock option plans, including the issuance of option grants to employees of the Company and its subsidiaries.

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

Our CEO and all of our office holders may be incentivized through cash bonuses and all of our office holders and directors may also be incentivized through long-term equity-based incentives to provide them with a stake in our success – thus linking their long-term financial interests with the interests of our shareholders. In accordance with the Policy, the cash bonuses incentives are developed through a program that sets performance targets based on each office holder’s role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year. The cash bonuses will not exceed 60% of the actual annual base salary for the CEO, 30% of the actual annual base salary for office holders (other than VP Sales) and 90% of the actual annual base salary for the VP Sales. In years that the Company does not meet at least 60% of the annual Company’s measures target (as defined by the board of directors), no cash bonuses will be paid.

Equity based compensation may be granted in any form permitted under our equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including stock options and restricted share units. Equity grants to office holders shall be made in accordance with the terms of the Equity Incentive Plans. All equity-based incentives granted to our directors and office holders shall be subject to vesting periods in order to promote long-term retention of the awarded office holders. Grants to our directors and office holders shall vest gradually over a period of not less than three years. The value of the equity based compensation (at the time of grant) per year, for each director and executive officer, shall not exceed the approved ratio between fixed pay and variable pay.

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

On December 18, 2014, the Annual General Meeting of the shareholders of the Company approved an amendment to the Policy, changing the ranges for fixed base salary and variable pay, in order to better reflect the Company’s characters, financial position, needs, prospects and strategic goals.

On December 8, 2015, the Annual General Meeting of the shareholders of the Company approved an additional amendment to the Policy, changing the ratios between the fixed base salary and the variable compensation of certain office holders to provide for the issuance of RSUs, and the annual base salary ranges of certain office holders.

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

In the case of a transaction that is not an extraordinary transaction and that does not relate to compensation or terms of employment, after the office holder complies with the above disclosure requirement, only Board approval is required unless the Articles of Association of the company provide otherwise. Pursuant to Amendment 27, extending or renewing the company’s engagement with its CEO also requires only Board approval (after compensation committee approval) if (i) the compensation terms are similar to the ones in effect prior to the extension or renewal, (ii) the compensation terms are compliant with the company’s compensation policy, and (iii) the CEO’s previous engagement with the company was approved by a majority vote of the shareholders of the company which either included a majority of the non-controlling and disinterested shareholders who were present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction did not represent more than two percent of the voting rights in the company). Our Articles of Association do not provide otherwise. Such approvals must determine that the transaction is in the company’s interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the Board and, under specified circumstances, by a meeting of the shareholders. An individual who has a personal interest in a matter that is considered at a meeting of the Board or the audit committee generally may not be present at this meeting or vote on this matter unless a majority of the board of directors or the audit committee has a personal interest in the matter, or if such person is invited by the Chairman of the Board or audit committee, as applicable, to present the matter being considered. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

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

D.           Employees

As of December 31, 2015, 2014 and 2013, we had 193, 189, and 192 employees, respectively, with such employees being located in our offices in the Israel, United States, Iceland and Germany. As of December 31, 2015, our employees were categorized as follows:

Location	General & Administrative	Sales & Marketing	Research & Development	Hosting & Support (Operations)	TOTAL:
ISRAEL OFFICE	5	3	67	4	79
U.S. OFFICE:
California	-	5	-	7	12
Virginia	11	14	3	2	30
ICELAND OFFICE	4	1	16	4	25
GERMANY OFFICE	5	14	19	9	47
TOTALS	26	33	109	25	193

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

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. Furthermore, the wages of most of CYREN’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Also, all Israeli employees employed for at least a year commencing in 2009 are entitled to the funding of pension benefits by preset monthly contributions of the employee and the employer. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. Effective October, 2014, the Company's agreements with new employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payment is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid. A general practice in Israel followed by CYREN, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and the employer contributes between 13.3% and 15.8% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

E.            Share ownership

Employees, including executive officers and other management employees, participate in the Company’s employee option plan.

The table in Item 6, Section A above sets forth the directors’ beneficial ownership of our ordinary shares as of February 29, 2016. Other than our CEO, Lior Samuelson, no executive officer beneficially owns more than 1% of our ordinary shares as of February 29, 2015.

Item 7. Major Shareholders and Related Party Transactions.

A.           Major shareholders

The following table presents information with respect to beneficial ownership of our ordinary shares as of February 29, 2016, including:

•	each person or entity known to CYREN to own beneficially 5% or more of CYREN’s ordinary shares, and
•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to ordinary shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control and rights to receive economic benefits with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 40,941,613 ordinary shares outstanding as of February 29, 2016. Ordinary shares issuable upon exercise of options and warrants, which are exercisable on or within sixty days of February 29, 2016, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options or warrants and for all directors and executive officers as a group, but are not deemed outstanding for computing the percentage ownership of any other person. Major shareholders in the Company have the same voting rights as all other shareholders.

Major shareholders of ordinary shares	Number of Shares Beneficially Owned	Percent
Aviv Raiz (1)(2)	5,188,256	12.7%
Unterberg Capital, LLC (3)	5,083,940	12.4%
Yelin Lapidot Holdings	3,011,569	7.4%
LHF Wealth Advisory Services	2,266,850	5.5%
Goldman Capital Management	2,092,131	5.1%
All other directors and executive officers as a group (16 persons) (4)	2,335,139	5.7%

(1) This shareholder of record resides in Israel.

(2) Includes 61,453 options, exercisable into a like number of ordinary shares.

(3) Includes 290,456 warrants, exercisable into a like number of ordinary shares.

(4) Includes 1,758,962 options exercisable into a like number of ordinary shares.

Based on a review of the information provided to us by third parties, including our transfer agent, as of December 31, 2015, there were 35 holders of record of our ordinary shares. One of such holders is the nominee company known as CEDE & Co., which held 34,927,766 ordinary shares on behalf of approximately 75 brokers and banks, or approximately 89.3% of the aggregate 39,121,198 ordinary shares outstanding as of such date.

Out of the 34,927,766 ordinary shares held through CEDE, approximately 28.5 million are managed by Broadridge Financial Solutions, Inc. on behalf of certain banks and brokers, and Broadridge recently provided to us reports on the geographical location of shareholders holding through such banks and brokers. According to these reports, plus our transfer agent reports, we were able to identify at least 10.6 million ordinary shares held by Israeli shareholders, approximately 15.5 million shares held by U.S. based shareholders and 6.6 million held by non-Israeli and non-U.S. shareholders.

Significant Changes in Percentage Ownership of Major Shareholders During the Past Three Years

On February 22, 2016 Goldman Capital Management filed a schedule 13G indicating that it had accumulated 2,092,131 shares of CYREN representing 5.3% of the outstanding shares of CYREN.

On February 2, 2016, Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. and Yelin Lapidot Mutual Funds Management Ltd. filed a schedule 13G indicating that it had accumulated 3,011,569 shares of CYREN representing 7.7% of the outstanding shares of CYREN.

On January 29, 2016, LHF Wealth Advisory Services, LLC. filed a schedule 13G indicating that it had accumulated 2,266,850 shares of CYREN representing 5.8% of the outstanding shares of CYREN.

On January 14, 2016, Unterberg Capital, LLC filed a schedule 13G indicating that it had accumulated 5,083,940 shares of CYREN representing 13.0% of the outstanding shares of CYREN.

On August 17, 2015 CYREN closed a registered underwritten public offering of 7,666,665 ordinary shares at a price to the public of $1.65 per share, which included the full exercise of the underwriter's overallotment option of 999,999 ordinary shares. As a result of this offering, total outstanding shares increased from 31.4 million to 39.1 million shares resulting in a decrease in ownership percentage for all previous shareholders.

On July 30, 2014 CYREN closed a registered direct offering of 4,771,796 ordinary shares and warrants to purchase 1,670,128 ordinary shares in combinations consisting of one ordinary share and one warrant to purchase 0.35 of an ordinary share at an offering price per fixed combination of $2.41. Each warrant has an exercise price of $3.08 per share and is exercisable following the six-month anniversary of the date of its issuance. As a result of this offering, total outstanding shares increased from 26.6 million to 31.4 million shares resulting in a decrease in ownership percentage for all previous shareholders.

Control

To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly and the Company is not aware of any arrangements that may at a subsequent date result in a change in control of the Company.

B.           Related party transactions

There were no related party transactions with office holders or major shareholders as detailed above, during 2015 or through the date of filing of this Annual Report.

Item 8. Financial Information.

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on item 18 pages F-1 through F-32.

Legal Proceedings

In 2014, the Company entered into arbitral proceedings with the former shareholders of eleven regarding an escrow agreement. CYREN and the former eleven shareholders are disputing an amount of €740 thousand in the escrow account. In addition to the escrow dispute, CYREN has initiated claims for €1,466 thousand against the former eleven shareholders relating to the earn-out liability of the eleven acquisition while the former shareholders claim payment of €1,553 thousand from CYREN with regards to the same liability. Considering the preliminary stage of these arbitral proceedings, the Company has determined it is currently unable to predict the outcome of these disputes. The Company intends to defend these litigations vigorously.

In 2015, the Company petitioned the Kawasaki Branch of Yokohama District Court in Japan to determine the share valuation of the Company’s shares in imatrix Corporation.  The Company and imatrix Corporation are in discussions to determine the value of the Company’s minority interest in imatrix Corporation, a private company in Japan.

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

B.           Significant changes

Except as otherwise disclosed in this Annual Report, there are no other significant changes since December 31, 2015.

Item 9. The Offer and Listing.

Offering and listing details

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

The following table lists the high and low closing sales prices for the Company’s ordinary shares on the NASDAQ Capital Market for the periods indicated:

	High	Low
2011:	$3.98	$2.93
2012:	$3.40	$2.42
2013:	$3.99	$2.02
2014:	$4.09	$1.45
2015:	$3.43	$1.57

2014:
First Quarter	$4.09	$2.90
Second Quarter	$3.64	$2.88
Third Quarter	$2.98	$2.18
Fourth Quarter	$2.11	$1.45

2015:
First Quarter	$3.17	$1.67
Second Quarter	$3.43	$1.87
Third Quarter	$2.09	$1.57
Fourth Quarter	$2.02	$1.61

Most Recent Six Months:

September 2015	$1.90	$1.71
October 2015	$2.01	$1.75
November 2015	$2.02	$1.92
December 2015	$1.88	$1.61
January 2016	$1.68	$1.44
February 2016	$1.73	$1.31

The following table lists the high and low closing sales prices for the Company’s ordinary shares on the TASE for the periods indicated. Share prices on the TASE are quoted in Israeli Shekel:

	High		Low
2014:
First Quarter	ILS	14.08	ILS	10.19
Second Quarter	ILS	12.43	ILS	9.93
Third Quarter	ILS	10.27	ILS	7.84
Fourth Quarter	ILS	10.03	ILS	5.53

2015:
First Quarter	ILS	12.39	ILS	6.63
Second Quarter	ILS	13.25	ILS	7.16
Third Quarter	ILS	8.12	ILS	6.05
Fourth Quarter	ILS	8.04	ILS	6.17

Most Recent Six Months:

September 2015	ILS	7.24	ILS	6.82
October 2015	ILS	7.69	ILS	6.85
November 2015	ILS	8.04	ILS	7.37
December 2015	ILS	7.37	ILS	6.17
January 2016	ILS	6.79	ILS	5.72
February 2016	ILS	6.81	ILS	5.18

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

As of December 31, 2015, our authorized share capital consisted of 55,353,340 ordinary shares, ILS 0.15 par value. As of December 31, 2015 and February 29, 2016, there were 40,353,953 ordinary shares issued, and as of December 31, 2015 and February 29, 2016, there were 39,121,198 ordinary shares outstanding.

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

Modification of class of rights

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

Generally, shareholder resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. For certain matters as described under the Companies Law which require the disclosure whether or not a shareholder has a personal interest, there is a requirement that the majority include the affirmative vote of at least a majority of the votes cast by shareholders who are not controlling shareholders of the Company or interested parties in the matter to be voted upon (or their representatives) or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company’s controlling shareholders or interested parties in the matter to be voted upon) must not represent more than 2% of the voting rights in the Company. Prior to Amendment 27, the shareholder approval for approving the appointment of either (1) the Chairman of the Board or his/her relative as the Chief Executive Officer of the company, or (2) the Chief Executive Officer or his/her relative as the Chairman of the Board of the company, was required to either meet the Special Majority Criteria, or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction was required not to represent more than 2% of the voting rights in the Company. Pursuant to Amendment 27, the Special Majority Criteria was amended such that the two-thirds majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in the election of the Chief Executive Officer or Chairman of the Board of the company (or the relatives thereof), as the case may be (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting was reduced to a regular majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in the election of the Chief Executive Officer or Chairman of the Board of the company (or the relatives thereof), as the case may be (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting.

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

Terms of office and employment of office holders who are neither directors nor the Chief Executive Officer and which comply with the company’s compensation policy require approval by the (i) compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the Chief Executive Officer which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above). Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement. In addition, pursuant to Amendment 27, extending or renewing the company’s engagement with its CEO also requires only Board approval (after compensation committee approval) if (i) the compensation terms are similar to the ones in effect prior to the extension or renewal, (ii) the compensation terms are compliant with the company’s compensation policy, and (iii) the CEO’s previous engagement with the company was approved by a majority vote of the shareholders of the company which either included a majority of the non-controlling and disinterested shareholders who were present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction did not represent more than two percent of the voting rights in the company.

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

Pursuant to Amendment 27, changes to the compensation terms of office holders who are subordinated to the company’s CEO require only the CEO’s approval, provided that such changes (i) are compliant with the company’s compensation policy, (ii) the compensation policy authorizes the CEO to approve such changes in his sole discretion, and (iii) the changes are immaterial.

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

C.           Material contracts

Company Credit Lines

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank which has been since amended with the most recent amendment signed as of July 21, 2015. According to the amended agreement, the bank provides the Company with a credit line of $6.0 million with a maturity date of March 20, 2016. The amounts drawn down from the credit line are subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 5.5% per annum, provided, however, that the Company pay a minimum aggregate amount of interest of no less than $18 thousand per month. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement and has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. As of December 31, 2015, the Company had drawn down an amount of $4.0 million from the credit line and was in full compliance with the financial covenants. Subsequent to the reporting period, the Company decided not to extend the credit line as the funds were deemed unnecessary, and the credit line was paid down in full.

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

E.           Taxation

Israeli taxation

The following is a summary of the principal tax laws applicable to companies in Israel, including special reference to their effect on us, and Israeli government programs benefiting us. This section also contains a discussion of the material Israeli tax consequences to you if you acquire our ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to you in light of your personal investment circumstances or if you are subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in this discussion will be accepted by the tax authorities. The discussion should not be understood as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

The Israeli corporate tax rate was 26.5% in 2015 and 2014, and 25.0% in 2013.

On January 5, 2016, an amendment to the Israeli tax ordinance was enacted such that commencing January 1, 2016, the Israeli regular tax rate will be reduced from 26.5% to 25%. The effect of the change in tax rates will result in a decrease in deferred tax balances in immaterial amounts.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.
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

Capital Gains Tax on Sales of Our Ordinary Shares

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 25%.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds our ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty (a “Treaty U.S. Resident”) and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (ii) such Treaty U.S. Resident who is an individual is present in Israel for a period or periods aggregating 183 days or more during a taxable year or (iii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Material United States federal income tax consequences

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, ESTATE, GIFT, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States (as determined under U.S. federal income tax rules), including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust or one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury Regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to differing interpretations or change, possibly on a retroactive basis. No Ruling has been or will be sought from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, there can be no assurances that the IRS will not take a contrary position regarding the tax consequences of the ownership and disposition of our ordinary shares, or that any such contrary position will not be sustained by a court.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is liable to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity (including private foundations); (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; (9) S corporations or (10) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly, indirectly or constructively, at any time, ordinary shares representing 10% or more of our voting power.

If a partnership or an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares or partners in such partnerships should consult their own tax advisors regarding the particular U.S. federal income tax consequences of the purchasing, ownership and disposition of our ordinary shares.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (without reduction for the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our earnings and profits for the taxable year in which the distribution is made and our accumulated earnings and profits as of the end of the taxable year immediately prior to the taxable year in which the distribution is made, with earnings and profits determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in the U.S. Holder’s ordinary shares to the extent thereof, and then any excess will be treated as capital gain. Since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if the distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Corporate holders generally will not be allowed a deduction for dividends received. For non-corporate U.S. Holders, the maximum federal income tax rate on “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement, and we believe we are eligible for the benefits of that treaty.

For U.S. Holders who are individuals, estates or trusts, dividends received with respect to our ordinary shares will generally be considered qualified dividend income, subject to U.S. federal income tax at a maximum rate of 20%, provided that we are a “qualified foreign corporation,” the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied..

For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation is not a PFIC (as defined in “—Passive Foreign Investment Companies”) in the year of the distribution or in the prior tax year and that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program and the U.S. Treasury Department has determined that the treaty is satisfactory for purposes of the legislation. The IRS has published guidance stating stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty. Thus, based on current law and applicable administrative guidance, dividends paid on our ordinary shares will be eligible for treatment as qualified dividend income, provided that we are not a PFIC, and the holding period and other requirements are satisfied.

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

The amount of a distribution with respect to our ordinary shares will include the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Taxation of Non-Resident Holders of Shares.”) Cash distributions paid by us in Israeli Shekel will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such Israeli Shekel for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the Israeli Shekel, any subsequent gain or loss in respect of such Israeli Shekel arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of our ordinary shares. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax (in addition to the regular income tax) on certain investment income, including dividends.

Taxation of Sale, Exchange or other Taxable Disposition of Our Ordinary Shares

Except as provided in “—Passive Foreign Investment Companies”, upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the sold ordinary shares and the amount realized on the disposition of such ordinary shares (or its U.S. dollar equivalent if the amount realized is denominated in a foreign currency). A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar equivalent of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. The amount realized on the sale, exchange or other taxable disposition of the ordinary shares will be the amount of cash received plus the fair market value of any property received. The U.S. Holder’s amount realized and tax basis will be measured in U.S. dollars. Subject to the discussion under “— Passive Foreign Investment Company” below, any gain or loss realized on the sale or exchange or other disposition of ordinary shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares transferred exceeds one year at the time of the disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ordinary shares are currently subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

In general, gain or loss realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax (in addition to the regular income tax) on certain investment income, including capital gains.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a passive foreign investment company (PFIC). We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, during any taxable year, either:

•	75% or more of our gross income consists of certain types of passive income (the “Income Test”); or

•
the average quarterly value (or basis, in certain cases) of our passive assets (generally assets that generate passive income) is 50% or more of the average quarterly value (or basis, in certain cases) of all of our  assets. (the “Asset Test”).

In arriving at this calculation, we will be treated as holding directly our proportionate share of the assets, and receiving directly our proportionate share of income of any corporation in which we own, directly or indirectly, at least a 25% interest measured by value. For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

Based on our estimated gross income, the average value of our gross assets, and the nature of our businesses, we do not believe that we will be a PFIC for the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate over time. If our income or asset composition were to become more passive (including through the acquisition of assets that generate passive income), we could potentially become a PFIC.

If we were classified as a PFIC in any year with respect to which a U.S. Holder owns ordinary shares, we would continue to be treated as a PFIC with respect to the U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

If we were treated as a PFIC for any taxable year during which a taxable U.S. Holder held our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of our ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeded 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution (referred to as excess distribution) would be subject to taxation in the same manner as gain, described immediately above.

Certain elections may be available that would result in alternative treatments of the ordinary shares. However, we do not expect that we will prepare or provide to U.S. Holders a “PFIC annual information statement,” which would enable a U.S. Holder to make one type of election, a “qualified electing fund.” In addition, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require. U.S. Holders are advised to consult with their own tax advisors regarding the details of the PFIC rules and any elections that may be available.

U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making certain election with respect to our ordinary shares in the event that we qualify as a PFIC.

Information Reporting and Backup Withholding

In general, a U.S. Holder may be subject to backup withholding, currently at a rate of 28%, with respect to payments with respect to our ordinary shares. Back-up withholding generally applies if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status, or otherwise fails to comply with specified identification procedures. Backup withholding is not an additional tax and may be claimed as a refund or a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.  Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Certain U.S. Holders holding specified foreign financial assets, including our ordinary shares, with an aggregate value in excess of the applicable U.S. dollar threshold are, subject to certain exceptions, required to report information relating to our ordinary shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax returns, for each year in which they hold our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of our ordinary shares.

Foreign Accounts

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), certain payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%, unless such foreign financial institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities (or, where permitted by an applicable intergovernmental agreement, to the local tax authorities) substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners).

The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing an IRS Form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.  The withholding provisions described above generally apply to payments of gross proceeds from a sale or other disposition of our common stock that occurs after January 1, 2019, and to payments of dividends. Holders should consult their tax advisors regarding the potential application of such withholding to your investment in our ordinary shares. See “Non-U.S. Holders of ordinary shares.”

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We mainly develop our technology in Israel and in Germany and seek to provide our services worldwide. As a result, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the Israeli Shekel and Euro. We are exposed to the risk of fluctuation in the U.S. dollar/ILS and the U.S. dollar/Euro exchange rate. Our Israeli Shekel and Euro-denominated expenses consist principally of salaries and related personnel expenses. Although the majority of our revenues are in U.S. dollars, a substantial portion of our sales are derived from the Euro currency. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank which has been since amended with the most recent amendment signed as of July 21, 2015. According to the amended agreement, the bank provides the Company with a credit line of $6.0 million with a maturity date of March 20, 2016. The amounts drawn down from the credit line are subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 5.5% per annum, provided, however, that the Company pay a minimum aggregate amount of interest of no less than $18 thousand per month. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement and has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. As of December 31, 2015, the Company had drawn down an amount of $4.0 million from the credit line and was in full compliance with the financial covenants. Subsequent to the reporting period, the Company decided not to extend the credit line as the funds were deemed unnecessary, and the credit line was paid down in full.

Item 12. Description of Securities Other than Equity Securities.

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) As of December 31, 2015, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2015, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed our internal control over financial reporting as of December 31, 2015. Our management based its assessment on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective.

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

(c) During the period covered by this Annual Report, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

The Board has determined that Mr. Todd Thomson, a member of the audit committee, is an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F, and is “independent” as that term is defined in NASDAQ Listing Rule 5605(a)(2).

Item 16B. Code of Ethics.

The Company, by way of Board resolution, has adopted a Code of Ethics applicable to its senior financial officers, including its principal executive, financial and accounting officers. The Code of Ethics is posted on the Company’s website at www.CYREN.com, under the tab for “Corporate Governance”.

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2015, for which audited financial statements appear in this Annual Report. The following table presents the aggregate fees for professional and other services rendered by Kost, Forer, Gabbay & Kasierer and other Ernst & Young Global offices for 2015 and 2014:

	Year ended December 31,
(in thousands)	2015 Fees	2014 Fees

Audit Fees (1)	$229	$234
Tax Fees (2)	8	8
All Other Fees (3)	13	-
Total	$250	$242

(1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the independent registered public accounting firm can reasonably provide, and include the group audit including statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC.

(2) Tax fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility of employees.

(3) Assistance in filing a request to the government authorities in Israel.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of our current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the Company’s independent registered public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year. The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2015, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2015, 2014 and 2013, no repurchases occurred.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18.

Item 18. Financial Statements.

See pages F-1 to F-32.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CYREN LTD.

We have audited the accompanying consolidated balance sheets of CYREN Ltd. ("the Company") and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2016	A Member of EY Global

CYREN LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,379	$11,063
Trade receivables, net	3,849	4,444
Prepaid expenses and other receivables	949	1,019

Total current assets	21,177	16,526

LONG-TERM ASSETS:
Intangible assets, net	10,264	10,544
Goodwill	19,864	21,325
Severance pay fund	700	594
Lease deposits	79	70
Deferred tax assets	-	13
Property and equipment, net	2,321	2,401

Total long-term assets	33,228	34,947

Total assets	$54,405	$51,473

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share data)

	December 31
	2015	2014

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$603	$646
Credit line	4,169	4,900
Employees and payroll accruals	2,500	2,359
Accrued expenses and other liabilities	764	1,394
Earn-out consideration	2,346	2,269
Deferred revenues	3,269	4,487

Total current liabilities	13,651	16,055

LONG-TERM LIABILITIES:
Deferred revenues	824	652
Earn-out consideration	-	837
Deferred tax liability	1,627	2,104
Accrued severance pay	824	666
Other liabilities	131	100

Total long-term liabilities	3,406	4,359

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares nominal value ILS 0.15 par value -
Authorized: 55,353,340 shares as of December 31, 2015 and 2014; Issued: 40,353,953 and 32,687,288 shares as of December 31, 2015 and 2014, respectively; Outstanding: 39,121,198 and 31,396,940 shares as of December 31, 2015 and 2014, respectively	1,497	1,195
Additional paid-in capital	215,318	203,030
Treasury shares – 1,232,755 and 1,290,348 ordinary shares as of December 31, 2015 and 2014, respectively	(4,064)	(4,277)
Accumulated other comprehensive loss	(2,390)	(735)
Accumulated deficit	(173,013)	(168,154)

Total shareholders' equity	37,348	31,059

Total liabilities and shareholders' equity	$54,405	$51,473

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2015	2014	2013

Revenues	$27,762	$31,925	$32,248
Cost of revenues	8,323	8,123	7,695

Gross profit	19,439	23,802	24,553

Operating expenses:

Research and development, net	8,930	11,222	9,270
Sales and marketing	8,718	11,802	10,278
General and administrative	6,326	8,047	10,388
Adjustment to earn-out consideration	(75)	(744)	(3,276)

Total operating expenses	23,899	30,327	26,660

Operating loss	(4,460)	(6,525)	(2,107)

Loss from sale of investment in affiliate	-	-	(1,289)
Other income, net	27	187	-
Financial expenses, net	(243)	(874)	(1,255)

Loss before taxes on income	(4,676)	(7,212)	(4,651)
Tax benefit (expense)	(123)	196	(5,220)

Loss	$(4,799)	$(7,016)	$(9,871)

Basic and diluted loss per share	$(0.14)	$(0.25)	$(0.38)

Weighted average number of shares used in computing basic loss per share	34,315,638	28,598,323	26,231,254

Weighted average numbers of shares used in computing diluted loss per share	34,315,638	28,598,323	26,231,254

The accompanying notes are an integral part of these consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

	Year ended December 31,
	2015	2014	2013

Loss	$(4,799)	$(7,016)	$(9,871)

Other comprehensive income (loss):
Foreign currency translation adjustments	(1,655)	(2,077)	873

Comprehensive loss	$(6,454)	$(9,093)	$(8,998)

The accompanying notes are an integral part of these consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of U.S. dollars, except share data)

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss) (*)	Accumulated deficit	Total

Balance as of January 1, 2013	25,826,334	$986	$190,436	$(6,653)	$469	$(150,516)	$34,722

Issuance of treasury shares upon exercise of options	646,629	-	-	1,812	-	(571)	1,241
Stock-based compensation related to options granted to non-employees	-	-	30	-	-	-	30
Stock-based compensation related to employees	-	-	1,314	-	-	-	1,314
Other comprehensive income	-	-	-	-	873	-	873
Loss	-	-	-	-	-	(9,871)	(9,871)

Balance as of December 31, 2013	26,472,963	986	191,780	(4,841)	1,342	(160,958)	28,309

Issuance of shares and warrants upon public offering ($2.41 per combination), net of $1,261 issuance expenses	4,771,796	209	10,030	-	-	-	10,239
Issuance of treasury shares upon exercise of options	152,181	-	-	564	-	(180)	384
Stock-based compensation related to options granted to non-employees	-	-	38	-	-	-	38
Stock-based compensation related to employees	-	-	1,182	-	-	-	1,182
Other comprehensive loss	-	-	-	-	(2,077)	-	(2,077)
Loss	-	-	-	-	-	(7,016)	(7,016)

Balance as of December 31, 2014	31,396,940	1,195	203,030	(4,277)	(735)	(168,154)	31,059

Issuance of shares upon public offering ($1.65 per share), net of $1,126 issuance expenses	7,666,665	302	11,222	-	-	-	11,524
Issuance of treasury shares upon exercise of options	57,593	-	-	213	-	(60)	153
Stock-based compensation related to options granted to non-employees	-	-	35	-	-	-	35
Stock-based compensation related to employees	-	-	1,031	-	-	-	1,031
Other comprehensive loss	-	-	-	-	(1,655)	-	(1,655)
Loss	-	-	-	-	-	(4,799)	(4,799)

Balance as of December 31, 2015	39,121,198	$1,497	$215,318	$(4,064)	$(2,390)	$(173,013)	$37,348

(*)	Relates to foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2015	2014	2013

Cash flows from operating activities:

Loss	$(4,799)	$(7,016)	$(9,871)
Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	9	15	18
Depreciation	1,337	1,285	1,136
Stock-based compensation	1,066	1,220	1,344
Amortization of intangible assets	1,549	1,736	1,755
Accrued interest, accretion of discount and exchange rate differences on credit line	69	124	84
Accretion and change in fair value of earn-out liabilities, net	(27)	(445)	(2,398)
Loss from sale of investment in affiliate	-	-	1,289
Deferred taxes, net	(257)	(318)	4,980

Changes in assets and liabilities:

Trade receivables	716	866	868
Prepaid expenses and other receivables	36	839	(511)
Change in long-term lease deposits	(12)	1	(17)
Trade payables	(110)	(542)	(248)
Employees and payroll accruals, accrued expenses and other liabilities	(417)	(496)	595
Deferred revenues	(1,069)	(1,047)	1,180
Accrued severance pay, net	52	18	(105)
Other long-term liabilities	41	100	-

Net cash provided by (used in) operating activities	(1,816)	(3,660)	99

Cash flows from investing activities:

Capitalization of technology	(1,929)	-	-
Proceeds from sale of property and equipment	5	9	4
Proceeds from sale of investment in affiliate	-	-	194
Investment in affiliate	-	-	(80)
Purchase of property and equipment	(1,222)	(771)	(2,053)

Net cash used in investing activities	(3,146)	(762)	(1,935)

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2015	2014	2013

Cash flows from financing activities:

Proceeds from public offering, net	11,524	10,239	-
Payment of earn-out consideration	(457)	(351)	(3,994)
Proceeds from bank loans and credit line	4,400	6,800	6,165
Repayment of bank loans and credit line	(5,200)	(5,270)	(3,004)
Proceeds from options exercised	153	384	1,241

Net cash provided by financing activities	10,420	11,802	408

Effect of exchange rate changes on cash and cash equivalents	(142)	(74)	48

Increase (decrease) in cash and cash equivalents	5,316	7,306	(1,380)
Cash and cash equivalents at the beginning of the year	11,063	3,757	5,137

Cash and cash equivalents at the end of the year	$16,379	$11,063	$3,757

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes	$190	$207	$352

Interest	$185	$279	$142

Non-cash transactions:

Purchase of property and equipment by credit	$(82)	$(324)	$(145)

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.
CYREN Ltd. (henceforth "CYREN") was incorporated under the laws of the State of Israel on February 10, 1991 and its legal form is a company limited by shares. CYREN listed its shares to the public on July 15, 1999 under the name Commtouch Software Ltd. and changed its legal name to CYREN Ltd. in January 2014. CYREN and its subsidiaries, unless otherwise indicated will be referred to in these consolidated financial statements as the “Company”.

The Company is engaged in developing and marketing information security solutions for protecting web, email and mobile transactions. The Company sells its cloud-based solutions worldwide, in both embedded and Security-as-a-Service models, to Original Equipment Manufacturers (“OEMs”), service providers and enterprises. The Company operates in one reportable segment, which constitutes its reporting unit.

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

CYREN and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statements of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

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

The Company maintains certain cash amounts restricted as to withdrawal or use. On December 31, 2015, the Company maintained a balance of $118 thousand which is restricted and is held as collateral for a bank guarantee provided to the lessor of one of the Company’s offices. Restricted cash is presented within the prepaid expenses and other receivables balance.

f.	Investment in affiliates:

The Company's investments in affiliated companies comprises of investments in which the Company owns less than 20.0% or in which the Company cannot exercise significant influence over the affiliates' operating and financial policies. These investments are stated at cost.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. In 2013, the Company sold an investment in affiliate for a consideration of $194 thousand and recognized a loss of $1,289 thousand for the year ended December 31, 2013. The investment in affiliate balance has been zero since December 31, 2013 and no new investments were made during the year-ended December 31, 2014 and 2015.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

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

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 2 to 14 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Technology, Intellectual Property and Trademark are amortized over their estimated useful lives on a straight-line basis.

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

The Company operates as one asset group. During the year ended December 31, 2015, the Company identified the decrease in the fair value of the earn-out consideration as an indicator that the carrying value of the asset group may not be recoverable. The Company performed a recoverability test during 2015 and the test resulted in no impairment.

During 2013 through 2015, no impairment losses had been identified.

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company performs an annual impairment test at December 31, of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value determined using market capitalization. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. Accordingly, the Company elected to proceed directly to the first step of the quantitative goodwill impairment test and compares the fair value of the reporting unit with its carrying value.

For each of the three years in the period ended December 31, 2015, no impairment losses have been identified.

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

 Level 3 - Unobservable inputs for the asset or liability.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company's earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value of the earn-out considerations is the discounted cash-flow method. The assumptions used in the valuation of the earn-out considerations during the three-year period ending December 31, 2015 included forecasted future revenues and a weighted average cost of capital of 14.32% - 18.45%.

As of December 31, 2015, there are no unobservable inputs remaining which are related to the liability as the period for determining the earn-out consideration value has ended. The value as of said date represents the remaining actual undiscounted cash-flow that is expected from the earn-out consideration.

l.	Revenue recognition:

The Company derives its revenues from the sale of real-time cloud-based services for each of the email security, web security and antimalware offerings. The Company sells its solutions primarily through OEMs which are considered end-users. The Company also sells certain solutions directly to enterprises.

Revenue is recognized when there is persuasive evidence of an arrangement, the service has been rendered, the collection of the fee is probable and the amount of fees to be paid by the customer is fixed or determinable.

Revenues from such services are recognized ratably over the contractual service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues. Such revenues are recognized ratably over the term of the related agreement.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development costs:

Research and development costs are charged to statements of operations as incurred.

n.	Capitalized technology:

The Company capitalizes development costs incurred during the application development stage which are related to internal-use technology that supports its security services. Costs related to preliminary project activities and post implementation activities are expensed as incurred as research and development costs on the statements of operations.  Capitalized internal-use technology is included in intangible assets on the balance sheet and is amortized on a straight-line basis over its estimated useful life, which is generally two to three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

o.	Government grants:

The Company receives government grants for funding certain approved research and development projects.  These grants are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. The deduction in research and development costs due to government grants amounted to $800 thousand, $516 thousand and $505 thousand in 2015, 2014 and 2013, respectively.

p.	Concentrations of credit risk:

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

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The provision for doubtful accounts amounted $752 thousand and $759 thousands at December 31, 2015 and 2014 respectively. Bad debt expense (benefit) for each of the years ended December 31, 2015, 2014 and 2013 was ($314) thousand, ($73) thousand and $672 thousand, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounting for stock-based compensation:

ASC 718 - "Compensation-stock Compensation"- ("ASC 718") requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

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

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted represents the period of time that options granted are expected to be outstanding, based upon historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company applies ASC 718, and ASC 505-50, "Equity Based Payments to Non-Employees" ("ASC 505-50"), with respect to options issued to non-employees.

The fair value for options granted to employees and directors in 2015, 2014 and 2013 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Stock options	2015	2014	2013

Volatility	42%-48%	38%-42%	37%-47%
Risk-free interest rate	1.1%-1.2%	1.0%-1.7%	0.5%-1.5%
Dividend yield	0%	0%	0%
Expected term (years)	3.4-3.9	3.3-4.9	3.5-4.9

r.	Basic and diluted loss per share:

Basic loss per share has been computed using the weighted-average number of ordinary shares outstanding during the year. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2015, 2014 and 2013 there is no difference between the denominator of basic and diluted loss per share.

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted loss per share, since it would have an anti-dilutive effect, was 6,402,517, 5,837,758 and 4,864,218 for 2015, 2014 and 2013, respectively.

s.	Severance pay:

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

Effective October, 2014, the Company's agreements with new employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payment is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expense for the years ended December 31, 2015, 2014 and 2013 was $53 thousand, $26 thousand and $105 thousand, respectively.

t.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction in shareholders' equity.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

u.	Income taxes:

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

Deferred tax assets are classified as non-current in accordance with FASB ASU No. 2015-17. See note 2w. for further details.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

v.	Comprehensive loss:

The Company accounts for comprehensive loss in accordance with ASC No. 220, "Comprehensive Income". Comprehensive loss generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gains and losses from functional currency translation adjustments on behalf of subsidiaries whose functional currency has been determined to be their local currency.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. As such, the updated standard will be effective for the Company in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

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

In November 2015, the FASB issued ASU No. 2015-17 related to balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company early adopted this guidance on a retrospective basis as of December 31, 2015. As a result, current deferred tax liability in an amount of $120 thousand as of December 31, 2014 was reclassified to long-term liabilities to conform to the current year presentation.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). The main difference between the current requirement under GAAP and ASU 2016-02 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. ASU 2016-02 requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Classification will be based on criteria that are largely similar to those applied in current lease accounting. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. ASU 2016-02 must be adopted using a modified retrospective transition, and provides for certain practical expedients. Transaction will require application of the new guidance at the beginning of the earliest comparative period presented. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

NOTE 3:	PROPERTY AND EQUIPMENT, NET

	December 31
(in thousands)	2015	2014

Cost:
Computers and peripheral equipment	$9,309	$8,160
Office furniture and equipment	1,118	1,151
Leasehold improvements	1,619	1,587

	12,046	10,898

Less accumulated depreciation	(9,725)	(8,497)

Property and equipment, net	$2,321	$2,401

Depreciation expense amounted to $1,337 thousand, $1,285 thousand and $1,136 thousand in 2015, 2014 and 2013, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INTANGIBLE ASSETS, NET

a.	Definite-lived intangible assets:

	December 31,
(in thousands)	2015	2014
Original amounts:
Customer contracts and relationships	$5,065	$5,367
Technology	(*) 9,486	8,092
Trademarks	1,556	1,623

Total original amounts	16,107	15,082

Accumulated amortization:
Customer contracts and relationships	(2,479)	(1,980)
Technology	(2,866)	(2,201)
Trademarks	(498)	(357)

Accumulated amortization	(5,843)	(4,538)

Intangible assets, net	$10,264	$10,544

(*) Includes $1,929 thousand capitalized technology. Capitalized technology includes $1,755 thousand for which amortization has not yet begun.

b.
The intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method, except for customer relations which are amortized on an accelerated basis.

The following table sets forth the weighted average annual rates of amortization for the major classes of intangible assets:

Weighted Average %

Customer contracts and relationships	7.6
Technology	10.8
Trademarks	10.0

Total intangible assets	9.6

c.	Amortization expense amounted to $1,549 thousand, $1,736 thousand and $1,755 thousand for 2015, 2014 and 2013, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INTANGIBLE ASSETS, NET (Cont.)

d.	The estimated aggregate amortization expenses for the five succeeding fiscal years are as follows (in thousands):

2016	$1,484
2017	1,409
2018	1,271
2019	1,034
2020	959
Thereafter	4,107

Total	$10,264

NOTE 5:	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2015 and 2014 are as follows:

	Year ended December 31,
(in thousands)	2015	2014

Balance at the beginning of the year	$21,325	$23,206

Foreign currency translation adjustments	(1,461)	(1,881)

Balance at the year end	$19,864	$21,325

NOTE 6:	CREDIT LINE

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank which has been since amended with the most recent amendment signed as of July 21, 2015. According to the amended agreement, the bank provides the Company with a credit line of $6.0 million with a maturity date of March 20, 2016. The amounts drawn down from the credit line are subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 5.5% per annum, provided, however, that the Company pay a minimum aggregate amount of interest of no less than $18 thousand per month. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement and has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. As of December 31, 2015, the Company had drawn down an amount of $4.0 million from the credit line and was in full compliance with the financial covenants.

Subsequent to the reporting period, the Company decided not to extend the credit line as the funds were deemed unnecessary, and the credit line was paid down in full.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	EARN-OUT CONSIDERATION

The earn-out consideration is based on revenues recognized for each of the years ended December 31, 2015, 2014 and 2013. As of December 31, 2015, the period for determining the fair value of the earn-out consideration has ended, and the value as of said date represents the remaining actual undiscounted cash-flow that is expected from the liability. During 2015, 2014 and 2013 the Company made a payment of $457 thousand, $351 thousand and $3,994 thousand respectively on account of the earn-out. During 2015, 2014 and 2013 the fair value of the liability was reduced by $75 thousand, $744 thousand and $3,276 thousand respectively.

NOTE 8:	COMMITMENTS AND CONTINGENCIES

a.
CYREN Ltd., which was incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In connection with specific research and development, the Company received $1,996 thousand of participation payments from the OCS. In return for the OCS's participation in this program, the Company is committed to pay royalties at a rate of 3.5% of the developed product sales for the program in 2015, 2014 and 2013, up to 100% of the amount of grants received plus interest at annual LIBOR rate. The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received, net of royalties paid or accrued, totaled $1,603 thousand as of December 31, 2015. For the years ended December 31, 2015, 2014 and 2013, $128 thousand, $129 thousand and $78 thousand, respectively, were recorded as cost of revenues with respect to royalties due to the OCS.

b.	Operating leases:

Certain facilities of the Company are rented under non-cancellable operating lease agreements, which expire on various dates, the latest of which is in 2021.

Facilities rent expenses for 2015, 2014 and 2013 were $978 thousand, $1,056 thousand and $985 thousand, respectively.

Annual minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2018), at the exchange rate in effect on December 31, 2015, are as follows (in thousands):

2016	$1,153
2017	1,035
2018	426
2019	121
2020	124
2021	42

$2,901

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Litigations:

In 2014, the Company entered into arbitral proceedings with the former shareholders of eleven regarding an escrow agreement. CYREN and the former eleven shareholders are disputing an amount of €740 thousand in the escrow account. In addition to the escrow dispute, CYREN has initiated claims for €1,466 thousand against the former eleven shareholders relating to the earn-out consideration of the eleven acquisition while the former shareholders claim payment of €1,553 thousand from CYREN with regards to the same liability. See also note 7 for further details on the earn-out consideration. There have been no developments regarding these claims during 2015. Considering the preliminary stage of these arbitral proceedings, the Company has determined it is currently unable to predict the outcome of these disputes. The Company intends to defend vigorously against the claims raised by the former eleven shareholders.

NOTE 9:	SHAREHOLDERS' EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared.

b.	Public offering:

On July 30, 2014, the Company completed a public offering of 4,771,796 ordinary shares, nominal value ILS 0.15 per share, and warrants (the “Warrants”) to purchase an aggregate of 1,670,128 ordinary shares in combinations consisting of one ordinary share and one warrant to purchase 0.35 of an ordinary share, at an offering price per fixed combination of $2.41. Each Warrant has an exercise price of $3.08 per share, will be exercisable following the six-month anniversary of the date of its issuance and will expire ninety months following the date of its issuance. The Company received total proceeds of $10,239 thousand, which is net of $1,261 thousand issuance expenses.

On August 17, 2015, the Company completed a public offering of 7,666,665 ordinary shares, nominal value ILS 0.15 per share at an offering price of $1.65 per share, which includes the full exercise of the underwriter’s overallotment option of 999,999 ordinary shares. The Company received total proceeds of $11,524 thousand, which is net of $1,126 thousand issuance expenses.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:       SHAREHOLDERS' EQUITY (Cont.)

c.	Employee and directors stock options:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the "Amended and Restated Israeli Share Option Plan"). As of December 31, 2015 an aggregate of 1,995,817 ordinary shares of the Company, are still available for future grant to employees and directors.

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:        SHAREHOLDERS' EQUITY (Cont.)

e.	A summary of the Company's employees and directors share option activity under the plans is as follows (in thousands, except share and per share data):

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value

Outstanding at January 1, 2015	4,703,679	$2.91	4.16	$55.20

Granted	1,202,800	2.92
Exercised	(57,593)	2.66
Expired and forfeited	(1,113,154)	2.90

Outstanding at December 31, 2015	4,735,732	$2.92	3.69	$36.12

Options vested and expected to vest at December 31, 2015	4,471,056	$2.93	3.64	$34.19

Exercisable options at December 31, 2015	2,353,724	$3.04	2.82	$9.04

Weighted average fair value of options granted during the year		$0.97

As of December 31, 2015, the Company had $1,727 thousand of unrecognized compensation expense related to non-vested stock options, expected to be recognized over a remaining weighted average period of 2.49 years.

f.	The employee and director options outstanding as of December 31, 2015, have been separated into ranges of exercise prices, as follows:

Outstanding				Exercisable
Exercise		Weighted average remaining	Weighted average exercise		Weighted average exercise
price per	Options	contractual	price per	Options	price per
share	outstanding	life in years	share	exercisable	share

$1.56-$2.29	441,502	5.02	$1.78	97,166	$1.76
$2.44-$2.91	1,346,121	3.49	$2.69	836,452	$2.68
$3.00-$3.14	1,567,500	4.52	$3.03	356,261	$3.10
$3.16-$3.32	694,107	3.79	$3.27	377,343	$3.24
$3.41-$3.67	620,669	1.36	$3.47	620,669	$3.47
$3.86-$3.94	65,833	0.35	$3.91	65,833	$3.91

	4,735,732	3.69	$2.92	2,353,724	$3.04

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	SHAREHOLDERS' EQUITY (Cont.)

g.	Options to non-employees:

Issuance date	Options outstanding	Exercise price per share	Options exercisable	Exercisable through

February 16, 2012	53,000	$3.16	49,749	Feb-16
February 13, 2013	5,000	$3.14	3,544	Feb-19
August 1, 2013	150,000	$3.08	87,500	Aug-19
May 14, 2014	3,000	$3.32	1,202	May-20
February 18, 2015	3,000	$3.00	-	Feb-21

	214,000		141,995

The options vest and become exercisable at a rate of 1/16 of the options every three months.

As of December 31, 2015, the Company had approximately $22 thousand of unrecognized compensation expense related to non-employee, non-vested stock options, expected to be recognized over a weighted average period of 1.64 years.

h.	The total stock-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2015, 2014 and 2013, was as follows:

	Year ended December 31,
(in thousands)	2015	2014	2013

Cost of revenues	$64	$55	$50
Research and development	302	292	267
Sales and marketing	251	292	264
General and administrative	449	581	763

	$1,066	$1,220	$1,344

NOTE 10:	INCOME TAXES

a.	Corporate tax structure:

The Israeli corporate tax rate was 25.0% in 2013, and 26.5% in 2014 and 2015.

On January 4, 2016, an amendment to the Israeli tax ordinance was enacted such that commencing January 1, 2016, the Israeli regular tax rate will be reduced from 26.5% to 25.0%. The effect of the change in tax rates will result in a decrease in deferred tax balances in immaterial amounts.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	INCOME TAXES (Cont.)

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $2,599 thousand and unrecognized deferred tax liability related to such earnings amounted to $780 thousand as of December 31, 2015.

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

As of December 31, 2015, CYREN's net operating loss carryforwards for tax purposes amounted to $61,111 thousand and capital loss carryforwards of $15,658 thousand which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2015 the U.S. subsidiary had net operating loss carryforwards of $97,433 thousand. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2035.

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	INCOME TAXES (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2015 and 2014, the Company's deferred taxes were in respect of the following:

	December 31,
(in thousands)	2015	2014

Deferred tax assets:

Net operating loss carryforwards	$49,398	$47,524
Capital loss carryforwards	4,149	4,149
Temporary differences	2,527	2,630

Deferred tax assets before valuation allowance	56,074	54,303
Valuation allowance	(55,457)	(54,128)

Deferred tax asset net of valuation allowance	617	175

Deferred tax liabilities:

Intangibles	(2,129)	(2,099)
Deferred revenue	(115)	(167)

Deferred tax liability	(2,244)	(2,266)

Deferred tax liability, net (*)	$(1,627)	$(2,091)

(*) The entire amount is due to foreign deferred taxes

e.	Reconciliation of the theoretical tax benefit (expense):

For the year ended December 31, 2015, the main reconciling items between the Company’s statutory tax rate and the effective tax rate relates to the increase in the valuation allowance in the amount of $1,329 thousand due to the net increase in carryforward losses.

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

The statutory tax rate used in the reconciliation is the Israeli corporate tax rate.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	INCOME TAXES (Cont.)

f.	Loss before tax benefit (expense) consists of the following:

	Year ended December 31,
	2015	2014	2013

Domestic	$(4,679)	$(5,342)	$(3,683)
Foreign	3	(1,870)	(968)

Loss before tax benefit (expense)	$(4,676)	$(7,212)	$(4,651)

g.	Tax benefit (expense) is comprised of the following:

	Year ended December 31,
	2015	2014	2013

Current taxes:
Foreign	$(389)	$(122)	$(240)
Domestic	(2)	-	-

	$(391)	$(122)	$(240)

Deferred taxes:
Foreign	$268	$318	$(1,065)
Domestic	-	-	(3,915)

	$268	$318	$(4,980)

Tax benefit (expense), net	$(123)	$196	$(5,220)

h.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2015	2014

Beginning balance	$100	$-
Increases related to tax positions taken during the current year	41	100
Effect of exchange rate	(10)	-

Ending balance	$131	$100

The entire amount of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	INCOME TAXES (Cont.)

i.	Tax assessments:

CYREN's tax assessments in Israel are deemed final up to and including 2011.

The U.S. subsidiary has final tax assessments up to and including 2011.

The German subsidiary has final tax assessments up to and including 2010.

NOTE 11:	GEOGRAPHIC INFORMATION

The Company manages its business on a basis of one reportable segment and follows the requirements of ASC 280 "Segment Reporting".

a.	Revenues from external customers:

	Year ended December 31,
	2015	2014	2013

United States	$11,424	$11,712	$12,726
Germany	7,326	9,191	10,321
Europe (other than Germany)	3,460	4,635	4,086
Asia	3,436	3,600	2,717
Israel	1,958	1,985	1,602
Other	158	802	796

	$27,762	$31,925	$32,248

For the years ended December 31, 2015, 2014 and 2013, the Company had no major customers.

b.	The Company's net amount of property and equipment is as follows:

	December 31
	2015	2014

Israel	$825	$661
United States	1,264	1,177
Germany	155	377
Other	77	186

	$2,321	$2,401

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:     FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2015	2014	2013

Income:
Interest on cash and cash equivalents and short term deposits	$1	$2	$3
Foreign currency exchange differences, net	78	-	-

	79	2	3

Expenses:
Accretion of earn-out consideration	(48)	(299)	(878)
Interest on bank loans and credit line	(240)	(435)	(197)
Foreign currency exchange differences, net	-	(48)	(124)
Other	(34)	(94)	(59)

	(322)	(876)	(1,258)

	$(243)	$(874)	$(1,255)

NOTE 13:     RELATED PARTIES

a.	Balances with related parties:

	December 31
	2015	2014

Trade receivables, net	$-	$226

b.	Transactions with related parties:

	Year ended December 31,
	2015	2014	2013

Revenues	$226	$991	$1,200

Bad debt expenses (*)	$(226)	$-	$-

(*) Recorded under general and administrative expenses on the consolidated statements of operations.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CYREN LTD.

By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

March 31, 2016

Item 19. Exhibits

Exhibit Index

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 15, 2011.(2)

4.1	CYREN Ltd. 2006 U.S. Stock Option Plan.(3)

4.2	Amended and Restated CYREN Ltd. 1999 Non–Employee Directors Stock Option Plan.(4)

4.3	Extension of Amended and Restated CYREN Ltd. 1999 Non-Employee Directors Stock Option Plan.(5)

4.4	CYREN Ltd. Amended and Restated Israeli Share Option Plan.(6)

4.5	Summary of Director Compensation. (7)

4.6	Share Purchase Agreement of July 24, 2012 between CYREN and former shareholders of Frisk. (8)

4.7	Purchase and Assignment Agreement of November 15, 2012 between CYREN and eleven. (9)

4.9	The Executive Compensation Policy of the Company, as amended and approved in December 2015.

8	List of Subsidiaries of the Company. (10)

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent registered public accounting firm.

101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of CYREN Ltd., File No. 333–78531 [filed June 3, 1999].

(2)	Incorporated by reference to Exhibit 1.2 to Annual Report on form 20-F for the year ended December 31, 2012

(3)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(4)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(5)	Incorporated by reference to Exhibit 4.6 to Annual Report on form 20-F for the year ended December 31, 2008.

(6)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(7)	Incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2012.

(8)	Incorporated by reference to Exhibit 4.6 to Annual Report on Form 20-F for the year ended December 31, 2012.

(9)	Incorporated by reference to Exhibit 4.7 to Annual Report on Form 20-F for the year ended December 31, 2012.

(10)	Incorporated by reference to Exhibit 8 to Annual Report on Form 20-F for the year ended December 31, 2014.