Form 20-F
period 2016-12-31
CYREN Ltd.
filed 2017-04-27
CIK 1084577

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from _________________ to ________________

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2016):   39,174,272 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes  ☒                       No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

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

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “Cyren”, “the Company,” “we,” “us” or “our” are to Cyren Ltd., and its consolidated subsidiaries, namely Cyren Inc., Cyren Iceland hf, and Cyren Gesellschaft mbH..

A.	Selected financial data

The selected consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from the audited Consolidated Financial Statements of Cyren included elsewhere in this Annual Report on Form 20-F, or this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from the previously published audited Consolidated Financial Statements of Cyren not included elsewhere in this Annual Report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(USD and share amounts in thousands, except per share data)
Selected Data:
Revenues	$30,983	$27,762	$31,925	$32,248	$23,910
Operating income (loss)	$(6,067)	$(4,460)	$(6,525)	$(2,107)	$780
Net income (loss) attributable to ordinary and equivalently participating shareholders	$(6,213)	$(4,799)	$(7,016)	$(9,871)	$1,485
Operating income (loss) per share	$(0.16)	$(0.13)	$(0.23)	$(0.08)	$0.03
Basic net earnings (loss) per share	$(0.16)	$(0.14)	$(0.25)	$(0.38)	$0.06
Diluted operating income (loss) per share	$(0.16)	$(0.13)	$(0.23)	$(0.08)	$0.03
Diluted net earnings (loss) per share	$(0.16)	$(0.14)	$(0.25)	$(0.38)	$0.06
Weighted average number of shares used in computing basic net earnings per share	39,135	34,316	28,598	26,231	24,610
Weighted average number of shares used in computing diluted net earnings per share	39,135	34,316	28,598	26,231	25,140
Total Assets	$47,532	$54,405	$51,473	$50,933	$59,133

B.	Capitalization and indebtedness

Not applicable

C.	Reason for the offer and use of proceeds

Not applicable

D.	Risk factors

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Forward-Looking Statements”.

Business Risks

If the Internet security market does not accept our cloud-based product offerings, our sales will not grow as quickly as anticipated, or at all, and our business, results of operations and financial condition would be harmed.

We are seeking to exploit our cloud-based security platform, Cyren Cloud Security (“CCS”) to disrupt the Internet security and the email security markets and our historic business model. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of cloud computing services. The market for messaging security and compliance solutions delivered as a service in particular is at an early stage relative to on-premise solutions, and these applications may not achieve and sustain high levels of demand and market acceptance.

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

If the market does not continue to respond favorably to our traditional Threat Intelligence Service security solutions, including our Cyren embedded antispam services, embedded antivirus, embedded Uniform Resource Locator (URL) filtering services or our future services do not gain acceptance, we will fail to generate sufficient revenues.

Our success depends on the continued acceptance and use of our Threat Intelligence Service security solutions by current and new businesses, Original Equipment Manufacturers (“OEMs”), and service provider customers, plus the interest of such customers in our newest offerings. We have been selling our inbound anti-spam products for over ten years, our Zero-Hour™ virus outbreak detection product for over ten years, our GlobalView™ Mail Reputation perimeter defense solution for over nine years, our URL filtering solutions for over seven years, our outbound spam solution for over five years and the Cyren Antivirus solution for over six years.

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

If we are unable to effectively integrate future acquisitions and investments, our business operations and financial results will suffer.

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

If we encounter further difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, the revenue and operating results of the combined company could be adversely affected. The risks we face in connection with acquisitions include:

●	disruption of our ongoing business, diversion of resources, increased expenses and distraction of our management from operating our business to addressing acquisition integration challenges;

●	additional legal and regulatory compliance;

●	cultural challenges associated with integrating employees from the acquired companies into our organization;

●	inability to retain key employees from the acquired companies;

●	inability to strengthen our competitive position, achieve our strategic goals, generate sufficient financial return to offset acquisition costs or realize the expected benefits of the acquisition;

●	failure to identify significant problems or liabilities, including liabilities resulting from the acquired companies’ pre-acquisition failure to comply with applicable laws, during our pre-acquisition due diligence;

●	entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

●	difficulties in, or inability to, successfully sell any acquired products or services;

●	coordination of research and development, sales and marketing, accounting, human resources and other general and administrative systems;

●	changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisitions;

●	liability for activities of the acquired companies before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and litigation; and

●	unanticipated write-offs or charges.

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

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

●	greater name recognition and larger customer bases;

●	larger sales and marketing budgets and resources;

●	broader distribution and established relationships with channel and distribution partners and customers;

●	greater customer support resources;

●	lower labor and research and development costs; and

●	substantially greater financial, technical and other resources.

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

If we are unable to enhance our existing solutions and develop new solutions, our growth will be impeded.

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

Our financial performance depends, in part, on the state of the economy, which may deteriorate in the future. Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the information technology industry, resulting in reduced demand for our solutions as a result of continued constraints on IT-related capital spending by our customers and increased price competition for our solutions.

If the economies of countries in which our customers and potential customers are located weaken, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our services and longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end user market could negatively affect the cash flow of our OEM and service provider partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition.

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

We expect to continue to be dependent upon OEM partners and service providers for a significant portion of our revenues, which will be derived from sales of our messaging, antivirus and web security solutions. We also expect resellers to become important in the distribution of our newer cloud-based Internet security solutions.

We anticipate that in the future we will derive a substantial portion of the sales of CCS through channel partners. In order to scale our channel program to support growth in our business, it is important that we help our partners enhance their ability to independently sell and deploy our solutions. We may be unable to successfully expand and improve the effectiveness of our channel sales program.

Our operating results and financial condition may be materially adversely affected if:

●	anticipated orders or payments from these customers fail to materialize;

●	our customers cease the promotion of our business or begin to promote additional solutions;

●	our customers are acquired by larger companies who may have other relationships or technologies that lead to the displacement or termination of Cyren contracts;

●	our customers do not live up to their contractual agreements or fail to pay for services rendered; or

●	our customers’ businesses fail.

If we are unable to maintain our relationships with these channel partners, or otherwise develop and expand our indirect distribution channel, our business, results of operations, financial condition or cash flows could be adversely affected.

Our quarterly operating results may fluctuate, which could adversely affect our share price.

Our revenues and operating results could vary significantly from period to period as a result of a variety of factors, many of which are outside of our control. As a result, comparing our revenues and operating results on a period-to-period basis may not be meaningful, and shareholders should not rely on our past results as an indication of our future performance. We may not be able to accurately predict our future revenues or results of operations. We base our current and future expense levels on our operating plans and sales forecasts, and our operating costs are relatively fixed in the short-term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. If our revenues or operating results fall below the expectations of investors or any securities analysts that cover our stock, our share price could decline substantially.

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

●	our ability to successfully market both our traditional messaging, antivirus and web security solutions and our newer cloud-based Internet security solutions in new markets, both domestic and international;

●	our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;

●	the continued acceptance of our solutions by our current customer base;

●	our ability to expand our workforce with qualified personnel, as may be needed;

●	unanticipated bugs or other problems affecting the delivery of our solutions to customers;

●	the success of our customers’ sales efforts to their customer base;

●	the solvency of our customers and their ability to allocate sufficient resources towards the marketing of our solutions;

●	our customers’ ability to effectively integrate our solutions into their product offerings;

●	the substantial decrease in information technology spending;

●	the pricing of our solutions;

●	our ability to timely collect fees owed by our customers;

●	a global slowdown;

●	sudden, dramatic fluctuations in exchange rates of currencies covering the fees we collect from our foreign customers versus the currencies utilized in our business (namely, the Israeli Shekel (“ILS”), the U.S. Dollar and Euro);

●	our ability to add cost-effective space and equipment to our current data centers in a timely and effective manner to match the rate of growth in our business, plus our ability to build new, cost-effective data centers as worldwide demand for our products may require; and

●	the effectiveness of our end user support, whether provided by our customers or directly by Cyren.

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

Our success is substantially dependent on our ability to attract, retain and motivate the members of our management team and other key employees throughout our organization. Competition for highly skilled personnel is intense, especially in Israel, Berlin, Reykjavík, London, San Jose, Austin, and the Washington D.C. metro area, where we have offices and a need for highly skilled personnel. We may not be successful in attracting qualified personnel to fulfill our current or future needs. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. Also, to the extent we hire employees from mature public companies with significant financial resources, we may be subject to allegations that such employees have been improperly solicited, that they have divulged proprietary or other confidential information or that their former employers own such employees’ inventions or other work product.

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

We market and sell our products throughout the world and have personnel in many parts of the world. In addition, we have sales offices and research and development facilities outside the United States and we conduct, and expect to continue to conduct, a significant amount of our business with companies that are located outside the United States, particularly in Europe, Israel and Asia. We also enter into strategic distributor and reseller relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful strategic distributor relationships internationally or recruit additional companies to enter into strategic distributor relationships, our future success in these international markets could be limited. Business practices in the international markets that we serve may differ from those in the United States and Israel and may require us in the future to include terms other than our standard terms in customer contracts, although to date we generally have not done so. To the extent that we enter into customer contracts in the future that include non-standard terms related to payment, warranties, or performance obligations, our operating results may be adversely impacted.

Additionally, our international sales and operations are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our products required in foreign countries;

●	the potential that our operations in Israel and the U.S. may limit the acceptability of our products to some foreign governments, and vice versa;

●	greater risk of a failure of foreign employees, partners, distributors, and resellers to comply with both U.S. and foreign laws, including antitrust regulations, and any trade regulations ensuring fair trade practices;

●	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

●	the potential for acts of terrorism, hostilities or war;

●	increased expenses incurred in establishing and maintaining office space and equipment for our multinational operations;

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	fluctuations in exchange rates between the U.S. dollar, ILS and foreign currencies in markets where we do business; and

●	general economic and political conditions and uncertainties in these foreign markets.

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

Due to the global nature of the Internet and the global reach of our network, it is possible that various states or countries might attempt to regulate our transmissions or levy sales, income, consumption, use or other taxes relating to our services or activities, or impose obligations on us to collect such taxes. Tax authorities in many jurisdictions are currently reviewing the appropriate treatment of companies engaged in Internet commerce such as the provision of cloud computing services and other online services. The imposition of new or revised tax laws or regulations may subject us or our players to additional sales, income, consumption, use or other taxes. We cannot predict the effect of current attempts to impose such taxes on commerce over the Internet. New or revised taxes and, in particular, sales, use or consumption taxes, the Value Added Tax and similar taxes would likely increase the cost of doing business online. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

The application of tax laws is subject to interpretation and if tax authorities challenge our methodologies or our analysis of our tax rates it could result in an increase to our worldwide effective tax rate and cause us to change the way we operate our business.

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the expected tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for tax authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new regulations or interpretations of the law are issued or applied. For example, the work being carried out by the OECD on base erosion and profit shifting as a response to increasing globalization of trade could result in changes in tax treaties or the introduction of new legislation that could impose an additional tax on businesses. As a result of changes to laws or interpretations, our tax positions could be challenged and our income tax expenses could increase in the future.

For instance, if tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices, they could require us to reallocate our income (or part of our income) to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In addition, if the country from which the income was reallocated did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

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

In the past we have relied on the U.S.-European Union and the U.S.-Swiss Safe Harbor Frameworks, as agreed to by the U.S. Department of Commerce and the European Union (“EU”) and Switzerland as a means to legally transfer European personal information from Europe to the United States. However, on October 6, 2015, the European Court of Justice invalidated the U.S.- EU Safe Harbor framework and the Swiss data protection authorities later invalidated the U.S.-Swiss Safe Harbor framework. The European Court of Justice’s decision may result in different European data protection regulators applying differing standards for the transfer of personal data, which could result in increased regulation, cost of compliance and limitations on data transfer for us and our customers. These developments could harm our business, financial condition and results of operations. Most recently, the European Parliament agreed to adopt the EU General Data Protection Regulation (GDPR) which will come into effect in 2018, increasing data security compliance obligations and consequences, including significant fines for organizations, located within or outside of the EU, when offering services in the EU. Failure to comply with applicable laws and regulations, or to protect such personal data and information, could result in enforcement action, including fines, claims for damages by customers and other affected individuals, damage to reputation and loss of goodwill (both in relation to existing customers and prospective customers, suppliers and employees), any of which could have a material adverse effect on our operations, financial performance and business prospects.

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

We have identified a number of new products and enhancements to our platform that we believe are important to our continued success in the IT security market. For example, in February 2017 we announced the release of CCS 4.0 which unified Cyren WebSecurity (“CWS”), Cyren EmailSecurity (“CES”), Cyren DNS security and cloud sandboxing on a single globally operated security as a service platform. We may not be successful in developing and marketing, on a timely basis, such new products or enhancements or that our new products or enhancements will adequately address the changing needs of the marketplace. In addition, some of our new products and enhancements may require us to develop new architectures that involve complex, expensive and time-consuming research and development processes. Although the market expects rapid introduction of new products and enhancements to respond to new threats, the development of these products and enhancements is difficult and the timetable for commercial release and availability is uncertain, as there can be significant time lags between initial beta releases and the commercial availability of new products and enhancements. We may experience unanticipated delays in the availability of new products and enhancements to our platform and fail to meet customer expectations with respect to the timing of such availability. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing, releasing and making available on a timely basis new products and enhancements to our services and products that can adequately respond to advanced threats and our customers’ needs, our competitive position and business prospects will be harmed. Furthermore, from time to time, we, or our competitors, may announce new products with capabilities or technologies that could have the potential to replace or shorten the life cycles of our existing services products. Announcements of new products could cause customers to defer purchasing our existing services or products.

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

Any real or perceived defects, errors or vulnerabilities in our services, or any other failure of our services to detect an advanced threat, could result in:

●	a loss of existing or potential customers or channel partners;

●	delayed or lost revenue;

●	a delay in attaining, or the failure to attain, market acceptance;

●	the expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work around errors or defects, to address and eliminate vulnerabilities, or to identify and ramp up production with alternative third-party manufacturers;

●	an increase in warranty claims, or an increase in the cost of servicing warranty claims, either of which would adversely affect our gross margins;

●	harm to our reputation or brand; and

●	litigation, regulatory inquiries or investigations that may be costly to address and further harm our reputation.

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

Our messaging, antimalware and web security solutions may be adversely affected if we are not able to receive a sufficient sampling of Internet traffic or our data centers were to become unavailable.

Our messaging, antimalware and web security solutions are dependent, in part, on the ability of our data centers to analyze, in an automated fashion, live feeds of Internet and web related traffic received through our services to customers and other contractual arrangements. If we were to suffer an unanticipated, substantial decrease in such traffic or our multiple data centers become unavailable for any significant period, the effectiveness of our technologies would drop, our product offerings would become less attractive to customers/potential customers and revenues could decline.

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

Security-as-a-Service (“SecaaS”) is a model of cloud-based services offerings. In 2014, we released CWS, our cloud-based security service that provides end users with secure browsing from any device, anywhere. In March 2017, we launched CCS 4.0 which unified four fully cloud based Internet security services on one platform including – CWS, CES, DNS security and cloud sandboxing. The solutions we are promoting and will promote to this market enable us to offer Internet security solutions directly to our Enterprise customers or through our channel partners. Among other things, this cloud-based approach is intended to speed up the process of moving our solutions to market, and ease the integration burden for our customers.

In recent years, companies have begun to expect that key security software services, such as URL filtering, be provided through a SecaaS model. In order to provide CCS via a SecaaS deployment, we have made and will continue to make capital investments to implement this alternative business model, which could negatively affect our financial results. Even with these investments, the SecaaS business model for CCS may not be successful. Because of the newness of the technologies involved and the resulting learning curve required of all employees in the sale and support of the new offerings, we cannot be certain that we will convince potential customers of the benefits of these new offerings and sell them at the rate we anticipate. If we fall short of our expectations, and especially given the significant resources invested by us in bringing these new offerings to market, our financial results will suffer and the value of shareholder investments will decline.

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

Investment Risks

The issuance of additional shares in connection with financings, acquisitions, investments, our stock incentive plans, conversion of our convertible notes or otherwise will dilute other shareholders. In addition, our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new services and products could reduce our ability to compete and could harm our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features to enhance our services and products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. For example, in August 2015, we completed an underwritten public offering of 7,666,665 ordinary shares at a price to the public of $1.65 per share. In addition, in March 2017, we issued $6.3 million aggregate principal amount of convertible notes. If we raise additional equity or convertible debt financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of our ordinary shares, and we may be required to accept terms that restrict our ability to incur additional indebtedness or that otherwise restrict our ability to operate our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our CEO, Lior Samuelson, is also Chairman of our Board of Directors. Our directors and affiliates of our directors and our executive officers (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 18.2% of our outstanding ordinary shares as of March 31, 2017. Included in the calculation of voting power are options exercisable by the affiliated entities within 60 days thereof (with some having an exercise price greater than the market price of our shares as of March 31, 2017). If they vote together (especially if they were to exercise all vested options into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over many matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In this regard, we know of no shareholders or voting agreement between major shareholders or between such shareholders and directors or officers.

This concentration of ownership could also delay or prevent a change in control of Cyren. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

●	conflicts between significant shareholders, and our other shareholders whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions;

●	conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by these shareholders, on the other hand; or

●	conflicts related to existing or new contractual relationships between us, on the one hand, and these shareholders, on the other hand.

Our ordinary shares often trade at different prices on NASDAQ and TASE.

Our ordinary shares are traded primarily on the NASDAQ Capital Market and also on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and ILS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our ordinary shares. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

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

Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms, firms with large Israeli operations and others doing business with Israel and Israeli companies. In addition, such boycott, restrictive laws, policies or practices may change over time in unpredictable ways, and could, individually or in the aggregate, have a material adverse effect on our business in the future. Should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition.

Some of our employees in Israel, including some of our executive officers, are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the armed forces. Furthermore, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. For example, in 2016, eight of our employees in Israel were called for active reserve duty, each serving an average of approximately six days. Our operations could be disrupted by the absence, for a significant period, of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business.

Because a substantial portion of our revenues historically have been generated in U.S. dollars and the Euro, and a significant portion of our expenses have been incurred in ILS, our results of operations may be adversely affected by currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and Euros, and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel in ILS. We anticipate that a significant portion of our expenses will continue to be denominated in ILS. As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the ILS and the Euro. In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected. During 2016, the U.S. dollar value of operating costs denominated in ILS increased due to the depreciation of the U.S. dollar vs the ILS, and the U.S. dollar value of revenues denominated in Euro declined due to the appreciation of the U.S. dollar vs the Euro. During 2015 and 2014, the U.S. dollar value of operating costs denominated in ILS decreased due to the appreciation of the U.S. dollar vs the ILS, and the U.S. dollar value of revenues denominated in Euro declined due to the appreciation of the U.S. dollar vs the Euro.

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

We received grants from the Government of Israel through a program with the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or OCS, as in effect prior to Amendment No. 7 (the “R&D Law Amendment”) to the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations (the “R&D Law”), to finance a significant portion of our research and development expenditures in Israel. In 2016 and 2015, we received $751 thousand and $819 thousand, respectively.

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

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, which, effective as of January 1, 2016, amends material provisions of the R&D Law, including royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad, etc., leaves substantial discretion with the newly established Israel Innovation Authority, established to replace the OCS (the “Authority”), and includes only guidelines to some of the core issues of the R&D Law, thus currently causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS. The restrictions stated above, or similar or other restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

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

Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving officers, directors or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These and other similar provisions could delay, prevent or impede an acquisition of our company or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

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

Our authorized agent in the United States is our subsidiary, Cyren Inc. located at 1430 Spring Hill Road, Suite 330, McLean, Virginia 22102.

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

As a trusted technology partner, Cyren delivers its security Threat Intelligence Services to a wide array of customers, OEM and service provider distribution partners including; network and security vendors offering content security gateways, unified threat management  (“UTM”) solutions, network appliances, antivirus solutions and to service providers such as Software-as-a-Service (“SaaS”) vendors, web hosting providers and Internet service providers. Cyren partners with customers to ensure success at both the technical and sales levels.

Cyren also delivers its security-as-a-service solutions to enterprise customers, either through a direct-to-enterprise sales model or through channel partners including distributors and resellers.

Cyren provides a purpose-built, global cloud-based security service that delivers real-time protection to enterprises facing the next generation of cyber attacks. Our technology approach represents a paradigm shift versus how IT security has been conducted since the earliest days of the information technology industry.

The core of our purpose-built, cloud-based cyber security platform are the Cyren GlobalView TM Cloud and patented Recurrent Pattern Detection™ (“RPD™”) technologies, which identify and protect against known and unknown threats that traditional signature-based technologies are unable to detect.

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

Our Offerings

Cyren’s products and services fall into three categories, each delivered as SaaS subscription model:

1.	Security-as-a-Service – Cyren WebSecurity, Cyren EmailSecurity, DNS Security, and Cloud Sandboxing

2.	Cyber Intelligence Suite – Phishing, Malware and Malicious IP intelligence feeds

3.	Embedded Threat Intelligence Services – Antispam, Antimalware, URL Filtering and Mobile Security SDKs

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

Cyren developed a proprietary solution, Cyren WebSecurity that delivers cloud-based protection for users and their devices against web-borne threats. CWS includes URL filtering and antimalware protection. CWS was designed from the ground up to offer a private-label service, enabling Cyren partners to quickly enter this high-growth market. In a resale model, CWS can be deployed through multiple channels, as the ability to define flexible multi-tenant partner, reseller, distributor, and customer relationships supports any channel, licensing, or sales ecosystem. CWS has an intuitive user interface that streamlines the performance of provisioning and configuration tasks for all partner tiers and all organizational resources, including mobile. CWS builds on our GlobalView cyber intelligence network, extensive experience in operating security services, and complementary security technologies such as antivirus to provide the highest levels of protection for end users.

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

Embedded Antispam Services

Cyren Inbound AntiSpam delivers proven and industry-leading detection, allowing real-time blocking of spam and phishing in any language or format with virtually no false positives. Powered by Cyren’s patented Recurrent Pattern Detection technology (RPD), Inbound AntiSpam prevents attacks while allowing OEMs and their customers to maintain strict privacy for customers’ email contents.  Cyren Embedded services are typically delivered as Software Development Kits (SDKs) which allow customers to connect to Cyren’s GlobalView™ cloud for continuous real-time protection from spam and phishing outbreaks anywhere in the world.  Cyren Inbound AntiSpam:

●	Offers an exceptionally flexible engine, suitable as an antispam core or as a complementary layer.

●	Can be used in a wide range of hardware and software endpoints and offerings such as messaging gateways and mail transfer agents (MTA), unified threat management solutions (UTM) and firewalls, secure email gateways, other antivirus software, and desktop applications.

●	Includes multiple plugin options and is delivered via a comprehensive SDK (daemon or shared library).

●	Scales to hundreds of messages/sec per single processor.

Cyren Outbound AntiSpam is designed specifically to neutralize spam originating from within a customer’s infrastructure. Spam attacks emanating from within cause irreparable damage to business and network reputation, not to mention customer confidence.  Because the problem differs significantly from spam that originates externally, Cyren has developed a unique solution, using its patented GlobalView™ Cloud technology, to detect outbound spam rapidly and accurately, blocking outbreaks as they start. Cyren Outbound AntiSpam:

●	Blocks, spam, malware, and phishing originating on internal infrastructure in real-time.

●	Blocks any type of attacker, including zombie computers, compromised accounts, spammer accounts, and webmail spam.

●	Identifies the source, alerts the abuse/fraud detection team, and provides samples of unwanted traffic.

●	Includes multiple plugin options and is delivered via a comprehensive SDK (daemon or shared library).

●	Integrates easily into existing platforms, minimizing costs and time-to-market.

●	Uses low resources—Cyren’s uniquely small footprint fits any hardware or software environment without affecting performance

Embedded Antimalware Services

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

With the embedded Antimalware integrated into a vendor device or application, objects (files, web scripts, emails, etc.) are scanned and classified by our antimalware engine. This enables partners to delete, block, or quarantine malicious objects before they can impact end users. The Cyren Antimalware SDK can be deployed within software applications and hardware platforms as diverse as UTMs, network attached storage, network routers, and mobile platforms.

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

Embedded URL Filtering Services

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

Our legacy enterprise anti-spam and Zero-Hour virus outbreak detection gateway, Command Antivirus antivirus and F-PROT antivirus services, are sold through resellers, who pay us pre-negotiated fees when a sale is closed with an end customer.

During 2016, we advanced the restructuring of our sales organization, which now focuses the majority of resources on selling our CCS solutions. We hired new sales management to lead the sales efforts in the U.S. and EMEA regions. We opened a new sales office in Austin, Texas, which, as of March 31, 2017, comprised 21 employees. We opened a new sales office in London which, as of March 31, 2017, comprised 14 people. As part of our strategy to expand our business, we are now offering our CCS products direct to enterprise customers. In the EMEA region, we established new distributor and reseller channels in order to sell our CCS platform to enterprise and SMB customers. We intend to establish additional sales channels in both the U.S. and EMEA regions during 2017.

The Cyren global sales team is managed by Sales leaders who work closely with our sales teams in the Americas, Europe, Middle East and Africa (EMEA) and Asia Pacific (APAC).

Our marketing efforts are designed to increase awareness of Cyren as a leading provider of enterprise security solutions that deliver powerful protection through leading cyber intelligence solutions. Branding and messaging for Cyren emphasizes how our unique cloud-based threat detection and cyber intelligence can be applied to provide up-to-date spam classifications, URL categorization and malware detection services.

For direct sales of CCS, our marketing activities focus on security decision-makers within enterprises.  For our legacy embedded products, we focus on business executives, including product and business development security professionals and, upper level management. We actively manage our public relations programs, communicating directly with security professionals, industry analysts and the media in executing our strategy to promote greater awareness of the growing problems caused by advanced malware attacks, viruses, spam, phishing and ransomware.

Our marketing initiatives include:

●	digital advertising promoting Cyren solutions, technologies, partnerships and benefits in security trade magazines and other business-oriented periodicals and online properties;

●	participating in and sponsoring trade shows and industry events;

●	providing access to a dashboard showing detections made by the Cyren Security Lab, which informs visitors of real-time security threats;

●	conducting webinars and training sessions for our sales organization, resellers and partners; and

●	utilizing our website and social media to provide product and company information to our customers and interested parties.

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

In 2004, we purchased a United States patent, U.S. Patent No. 6,330,590. During 2005, we filed an anti-spam related patent application in the United States, claiming priority based on the filing of U.S. Provisional Patent Application. This application remains pending. During 2006, we filed in the United States a provisional patent application relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e., voice and video related). This provisional application was converted to a formal patent application and that application was then divided into three pending applications. The United States Patent and Trademark Office issued us a new patent under the original application – United States Patent No. 7,849,186. In 2011, a divisional patent was issued in connection with one of those split applications – United States Patent No. 7,991,919, which will have a term concurrent with US Patent No. 7,849,186. On May 29, 2012 and on June 5, 2012, two additional divisional patents were issued in connection with the final two split applications – United States Patent No. 8,190,737 and United States Patent No. 8,195,795, respectively, both of which also will have a term concurrent with U.S. Patent 7,849,186. In 2013, we filed in the United States a new application for a patent regarding a unified platform that leverages the various proprietary Internet security tools we employ to resolve security threats. In 2016, we filed a provisional patent application in the United States regarding a multi-sandbox array that utilizes unique intellectual property we developed in support of our cyber threat protection capabilities. In February 2017, we filed patent applications for the multi-sandbox array in the United States, Europe and Israel. We may seek to patent certain additional software or other technology in the future.

We have trademarks for our company name “Cyren” and we are also maintaining our registered trademark for “Commtouch”, which is registered in the U.S., Canada, Israel, European Union and China. Through acquisition, we also acquired registered trademarks in “FRISK”, “F-PROT”, “eleven”, “Expurgate”, “Command Antimalware” and “Galileo”. We allowed the registration of Command Interceptor to lapse, and may allow others of these trademarks to lapse over time. Since at least September 2003, we have claimed common law trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our messaging security solutions. We have also been claiming common law trademark rights in “Zero-Hour” in relation to our virus outbreak detection product (and more recently one of our web security products) and “GlobalView” in relation to our Internet Protocol, or IP, reputation and web security products, as well as our “cloud computing” network infrastructure.

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

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the United States federal government, i.e., the CAN-SPAM Act, and certain individual U.S. states, with the CAN-SPAM Act superseding some state laws or certain elements thereof. The Israel government has also adopted an amendment to the Communications Law, 1982, aimed at curtailing the spread of spam transmittal of commercial advertisements by email, fax, SMS or automated dialing systems without the consent of the recipient. The law sets punitive fines for advertisers of spam, who may also be subject to civil lawsuits and class actions.

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

On October 6, 2015, the European Court of Justice invalidated the U.S. - EU Safe Harbor framework and the Swiss data protection authorities later invalidated the U.S.-Swiss Safe Harbor framework. We have invested heavily in data sovereignty features to ensure that Cyren customer data is handled in accordance with applicable law.

With regard to data protection requirements, the EU has enacted a “General Data Protection Regulation” (GDPR) with the aim of further harmonizing data protection laws across the EU. The GDPR will be directly applicable law in all EU and EEA member states as of May 25, 2018 after a two-year transition period. Within limits, member states can supplement the GDPR with additional national rules. Overall, the GDPR focuses on stronger compliance requirements for every business that processes personal data of individuals in the EU/EEA, regardless of where that business is established.

We will continue to monitor legal requirements and will follow additional legal requirements for customer data privacy as they evolve.

Geographic Information

The Company conducts its business on the basis of one reportable segment.

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects – “Revenue Sources” and the financial statements included elsewhere in this Annual Report. Below is a breakdown of our revenues by location (in thousands of U.S. dollars):

	Year Ended December 31,
	2016	2015	2014

USA	$12,921	$11,424	$11,712
Germany	7,196	7,326	9,191
Europe (other than Germany)	5,250	3,460	4,635
Asia	2,696	3,436	3,600
Israel	2,832	1,958	1,985
Other	88	158	802

	$30,983	$27,762	$31,925

Competitive Landscape

The markets in which Cyren competes are intensely competitive and rapidly changing. However, we believe there are very few competitors that offer the complete package of anti-spam, antivirus, threat intelligence, email security and web security protections that Cyren provides.

The principal competitive factors in our industry include price, product functionality, product integration, platform coverage and ability to scale, worldwide sales infrastructure and global technical support. Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines and services we market and distribute, possibly at a lower cost. Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors and/or to purchase new products by way of strategic acquisitions, and to educate potential OEM customers as to the benefits of using our products rather than developing their own products.

In the market for messaging security solutions, there are sophisticated offerings that compete with our solutions. Email defense security providers offering forms of Software-as-a-Service packaged software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Cyren include Google, Symantec, McAfee, Cisco, Proofpoint, and Mimecast. Messaging security providers offering solutions on an OEM basis similar to Cyren’s business model, and which may be viewed as direct competitors, include Cloudmark, Mailshell and Vade Retro.

The market for real-time virus protection products is also constantly evolving, as those designing and proliferating viruses and other malware seek new vulnerabilities and distribution techniques, and also continue to leverage email distribution as a cost-effective medium for accurately targeting broad, numerous potential victims. Cyren’s real-time offering differs from traditional antivirus solutions by leveraging our global footprint and patented RPD technology to rapidly detect outbreaks, often hours or days before traditional antimalware solutions; it thereby offers a complementary solution to signature and heuristic-based antivirus engines. For this reason, our malware attack detection engine has been deployed by several security companies and service providers.

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

In the market for web security solutions, there are advanced offerings that compete with our GlobalView URL filtering solution and CWS. Web security providers offering forms of software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Cyren include McAfee, ForcePoint, Symantec (BlueCoat), Zscaler, Barracuda, and Cisco (OpenDNS). Web security providers offering solutions on an OEM basis similar to Cyren’s business model, and which may be viewed as direct competitors, include Webroot (BrightCloud) and Symantec (RuleSpace).

We expect that the markets for Internet security solutions will continue to become more consolidated, with companies increasing their presence in this market or entering ancillary markets by acquiring or forming strategic alliances with our competitors or business partners, such as ForcePoint’s acquisitions of Websense and Stonesoft, Symantec’s acquisition of BlueCoat, and Cisco, Proofpoint, FireEye, and Sophos – each of whom have made several acquisitions in the cloud security sector. See also disclosure under “Item 3. Key Information– Risk Factors—Business Risks— we face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.”

C.	Organizational Structure

The Company wholly owns the following main subsidiary companies:

a.	Cyren Inc., a Delaware corporation and a wholly owned subsidiary of the Company, which has its principal office located in McLean, VA plus two supporting offices located in San Jose, CA and Austin, TX.

b.	Cyren Iceland hf, a limited liability company organized and existing under the laws of Iceland and wholly owned by the Company, with an office in Hafnarfjordur, Iceland.

c.	Cyren Gesellschaft mbH, a German limited liability company wholly owned by the Company, with an office in Berlin, Germany.
d.	Cyren UK Ltd, a United Kingdom limited liability company wholly owned by the Company, with an office in Braknell, UK.

D.	Property, plants and equipment

Property and equipment costs recorded on our consolidated balance sheet as of December 31, 2016, 2015 and 2014 consisted of the following:

Property and equipment, net

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Cost:
Computers and peripheral equipment	$10,019	$9,309	$8,160
Office furniture and equipment	1,194	1,118	1,151
Leasehold improvements	1,677	1,619	1,587

	12,890	12,046	10,898

Less accumulated depreciation	(10,809)	(9,725)	(8,497)

Property and equipment, net	$2,081	$2,321	$2,401

All of our facilities are leased.

Our office in Herzilya, Israel, is approximately 12,217 square feet and houses research and development, sales, marketing, support and administrative personnel. Our U.S. subsidiary Cyren Inc. is headquartered in McLean, Virginia in an office of approximately 4,707 square feet and it houses executive management, finance, HR and administrative personnel; its office in San Jose, California (approximately 9,816 square feet), is staffed by operations, sales and marketing personnel; and its office in Austin, TX (approximately 9,128 square feet) which houses sales and marketing personnel. Our subsidiary Cyren Iceland hf is located in Hafnarfjordur, Iceland in an office of approximately 7,136 square feet, which houses antivirus research and development and operations and some administrative personnel. Our subsidiary Cyren GmbH is based in Berlin, Germany, in an office of approximately 10,333 square feet, which houses research and development, operations, sales, marketing and administrative personnel. Our subsidiary Cyren UK Ltd. is based in Bracknell, UK in a temporary executive office space but will relocate during the summer of 2017 to a permanent office (approximately 3,180 square feet) containing sales and marketing personnel.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. In September 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc. On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk. The acquisition has enabled the Company to provide antivirus technology utilizing the combined resources of both organizations. On November 16, 2012, the Company completed the acquisition of eleven. The acquisition of eleven has enabled Cyren to accelerate delivery of private label cloud–based security solutions, specifically designed for the OEM and service provider markets. In January 2014, the Company rebranded itself from Commtouch to Cyren, and later that year launched Cyren WebSecurity version 1.0 which built on the Company’s SDK technology, as well as the acquisitions from eleven and FRISK, to deliver a cloud-based Security-as-a-Service platform.  Since 2014 CWS has continued to mature and during the first quarter of 2016 the Company launched CWS 3.0 that leverages Cyren’s deep technology and security data assets, as well as cyber threat and advanced malware detection. In March 2017, the Company launched CCS 4.0, which unified CWS, CES, Cyren DNS security and cloud sandboxing on a single globally operated security as a service platform.

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

Intangible Assets

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 1 to 15 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Technology, Intellectual Property and Trademark are amortized over their estimated useful lives on a straight-line basis.

Impairment of Long-Lived Assets

The Company’s long-lived assets and identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of these assets is measured by comparison of the carrying amount of each asset group to the future undiscounted cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

During 2014 through 2016, no impairment losses have been identified.

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

For each of the three years in the period ended December 31, 2016, no impairment losses have been identified.

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

The Company measures its earn-out consideration at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tiered fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

●	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 - Unobservable inputs for the asset or liability.

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

As of December 31, 2016, there are no unobservable inputs remaining which are related to the liability as the period for determining the earn-out consideration value ended as of December 31, 2015. The value as of December 31, 2016 represents the remaining actual undiscounted cash-flow that is expected from the earn-out consideration, including accrued interest expenses through December 31, 2016.

Revenue Recognition

The Company derives its revenues from the sale of real-time cloud-based services for each of Cyren’s email security, web security, antimalware and advanced threat protection offerings. The Company sells its solutions primarily through OEMs, which are considered end-users and also sells complete security services directly to enterprises.

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

Research and development costs, net

Research and development costs are charged to statements of operations as incurred.

Capitalized technology

The Company capitalizes development costs incurred during the application development stage which are related to internal-use technology that supports its security services. Costs related to preliminary project activities and post implementation activities are expensed as incurred as research and development costs on the statements of operations. Capitalized internal-use technology is included in intangible assets on the balance sheet and is amortized on a straight-line basis over its estimated useful life, which is generally one to three years. Amortization expenses are recognized under cost of goods sold. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Accounting for Stock–Based Compensation

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

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non-Employees” (“ASC 505-50”), with respect to options issued to non-employees.

The fair value for options granted to employees and directors in 2016, 2015 and 2014 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Stock options	2016	2015	2014

Volatility	48%-50%	42%-48%	38%-42%
Risk-free interest rate	0.8%-1.4%	1.1%-1.2%	1.0%-1.7%
Dividend yield	0%	0%	0%
Expected life (years)	3.4-4.0	3.4-3.9	3.3-4.9

Accounting for Income Tax

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to amounts more likely than not to be realized.

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

For the year ended December 31, 2014, certain depreciation expenses that were previously reported as research and development, net, sales and marketing and general and administrative, in the amount of $121 thousand, $193 thousand and $141 thousand, respectively, have been reclassified to cost of revenues in the consolidated statements of operations. For the year ended December 31, 2015, certain depreciation expenses that were previously reported as research and development, net, sales and marketing and general and administrative, in the amount of $88 thousand, $252 thousand and $203 thousand, respectively, have been reclassified to cost of revenues in the consolidated statements of operations.

Certain amounts associated with the issuance of shares upon exercise of options, which were previously reported as an additional deficit under the accumulated deficit, in the amount of $89 thousand and $42 thousand, have been reclassified to additional paid in capital under the statements of changes in shareholders’ equity for the years ended December 31, 2014 and 2015, respectively. The reclassification was also reflected on the balances of the accumulated deficit and additional paid in capital on the consolidated balance sheets as of December 31, 2015.

The Company reviewed the impact of these reclassifications and determined that the reclassifications were not material on the prior years’ consolidated financial statements.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an ASU No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In 2015, the FASB issued guidance to defer the effective date to fiscal years beginning after December 15, 2017 with early adoption for fiscal years beginning after December 15, 2016.

In March, April, May and December 2016, the FASB issued additional updates regarding certain principal versus agent considerations, identifying performance obligations and licensing, various narrow scope improvements and technical corrections and improvements based on practical questions raised by users.

The standard requires revenue to be recognized when control of promised goods or services is transferred to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining customer contracts. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the standard is applied only to the period of adoption and the cumulative effect of applying the standard would be recognized at the beginning of that period. The Company is currently evaluating the method of adoption of the new revenue standard and also the impact that the standard will have on its consolidated financial statements and related disclosures. The Company intends to adopt the new standard in the first quarter of 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

In March 2016, FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update change the accounting for certain stock-based compensation transactions, including the income tax consequences and cash flow classification for applicable transactions. The Company will adopt this ASU on its effective date of January 1, 2017. The Company is currently evaluating the impact that this guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The standard eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (“the Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The standard will become effective for us beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The Company adopted the provisions of ASU 2014-15 for the year ended December 31, 2016.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this new guidance.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230)”, which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Company is currently evaluating the impact that this ASU will have on its consolidated financial statements.

A.	Operating results

Results of Operations

The following table sets forth financial data for the years ended December 31, 2016, 2015 and 2014 (in thousands):

	Year ended December 31,
	2016	2015	2014
Revenues	$30,983	$27,762	$31,925
Cost of revenues	10,042	8,866	8,578
Gross profit	20,941	18,896	23,347
Operating expenses:
Research and development, net	8,656	8,842	11,101
Sales and marketing	10,814	8,466	11,609
General and administrative	6,645	6,123	7,906
Adjustment to earn-out consideration	893	(75)	(744)
Total operating expenses	27,008	23,356	29,872
Operating loss	(6,067)	(4,460)	(6,525)
Other income (expense), net	(1)	27	187
Financial expense, net	(147)	(243)	(874)

Loss before taxes on income	(6,215)	(4,676)	(7,212)
Tax benefit (expense)	2	(123)	196

Loss	$(6,213)	$(4,799)	$(7,016)

Comparison of Years Ended December 31, 2016 and 2015

Revenues. Revenues for 2016 of $31.0 million increased by $3.2 million from $27.8 million in 2015, which represents a 12% increase. The increase was mainly driven by improvement in average selling prices. In the Threat Intelligence business, we are seeing renewal contract values at a premium to previous contracts, as well as an increase in reported usage by some customers. Some of these increases may prove to be one time or non-recurring adjustments, but the overall trend seems to be positive as customers shift from lower priced services to higher value Threat Intelligence services.

Cost of Revenues. Cost of revenues for 2016 of $10.0 million increased by $1.1 million from $8.9 million in 2015, which represents a 12% increase. The increase is mainly due to an increase in amortization of capitalized development expenses of $1.3 million compared 2015. This increase has an accounting impact of reducing the gross margin in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). This increase was offset, primarily, by a $0.3 million decrease in outside services expenses as the Company secured new vendor relationships.

Research and Development, Net. Research and development expenses for 2016 of $8.7 million decreased by $0.1 million compared to $8.8 million in 2015. The decrease is mainly due to an increase in the capitalization of development expenses of $1.2 million offset, primarily, by a $0.9 million increase in payroll and related expenses associated with our increased investment in R&D.

Sales and Marketing. Sales and marketing expenses for 2016 of $10.8 million increased by $2.3 million, compared to $8.5 million in 2015. The increase is mainly due to a $1.3 million increase in payroll and related expenses and a $0.9 million increase in outside marketing services expenses as the Company continues to invest in sales and marketing. Sales and marketing headcount increased from 33 as of December 31, 2015 to 51 as of December 31, 2016, with the majority of the new hires taking place during the second half of 2016. We expect our sales and marketing expenses to further increase in the fourth quarter and going forward as we recognize the full impact of these recruits and as we continue to enhance our sales and marketing efforts.

General and Administrative. General and administrative expenses for 2016 of $6.6 million increased by $0.5 million, compared to $6.1 million in 2015. The increase is mainly due to the benefit associated with a decrease in the allowance for doubtful debts that occurred during 2015, which resulted in an increase in general and administrative expenses of $0.3 million in 2016 compared to 2015, an increase of $0.1 million in travel expenses, and an increase in litigation expenses of $0.1 million.

Adjustment to Earn-Out Consideration. Adjustment to the earn-out consideration for 2016 of $0.9 million increased from an income of $0.1 million in 2015. The expense in 2016 results entirely from interest and legal expenses associated with a ruling received with respect to the legal dispute with the former eleven shareholders. Please refer to Note 7c. of the consolidated financial statements included elsewhere in this Annual Report. The income in 2015 results from a decrease in revenue forecasts that are the basis for determining the fair value of the earn-out consideration.

Financial Expense, Net. Financial expenses, net, for 2016 of $0.1 million decreased by $0.1 million, compared to $0.2 million in 2015. The decrease is mainly due to the decrease in interest expense as we paid down in full the Company’s credit line during the first quarter of 2016.

Tax Benefit (Expense). Tax benefit for 2016 of $0.0 million decreased by $0.1 million, compared to a tax expense of $0.1 million in 2015. The decrease is mainly due to a decrease of $0.1 million in current tax expenses generated from the Company’s German subsidiary.

Comparison of Years Ended December 31, 2015 and 2014

Revenues. Revenues for 2015 of $27.8 million decreased by $4.1 million, compared to $31.9 million in 2014, which represents a 13% decrease. The decrease was mainly driven by currency exchange rate fluctuations against the U.S. dollar which resulted in a decrease of approximately $2.2 million. Approximately 37% of Cyren revenues are generated in foreign currencies, with EURO denominated revenues representing approximately 35% of total Cyren revenues. The remainder of the decrease relates mainly to client contracts with the acquired Cyren GmbH that terminated during mid to the end of 2014.

Cost of Revenues. Cost of revenues for 2015 of $8.9 million increased by $0.3 million, compared to $8.6 million in 2014, which represents a 3% increase. The increase is mainly due to the increased data center expenses to support the growth and expansion of the Company’s WebSecurity service offering.

Research and Development, Net. Research and development expenses for 2015 of $8.8 million decreased by $2.3 million, compared to $11.1 million in 2014. The decrease is mainly due to the capitalization of some development expenses as well as a financial grant from the Israeli Office of the Chief Scientist which resulted in a net decrease of approximately $1.4 million compared to 2014, and also due to the effect of the increase in value of the U.S. dollar compared to other currencies. Research and development expenses consist mainly of payroll and related expenses which are almost entirely denominated in either Euro, ILS or Icelandic Krona.

Sales and Marketing. Sales and marketing expenses for 2015 of $8.5 million decreased by $3.1 million, compared to $11.6 million in 2014. The decrease is mainly due to decreased payroll and related expenses, primarily due to a temporary reduction in headcount during 2015 and the timing of filling positions in sales and marketing. In addition, part of the decrease is related to the effect of the strengthened U.S. dollar on salaries denominated in foreign currencies, and one-time rebranding efforts that took place in early 2014.

General and Administrative. General and administrative expenses for 2015 of $6.1 million decreased by $1.8 million, compared to $7.9 million in 2014. The decrease is mainly due to a decrease in payroll and related expenses, primarily due to termination of two executive management positions during the first half of 2014 and several administrative positions during 2014 and 2015. The decrease is also due to the effect of the strengthened U.S. dollar on expenses denominated in currencies other than the USD (mainly Euro and ILS), a decrease in stock-based compensation expenses of $0.1 million, and a decrease of $0.2 million in bad debt expense (a benefit of $0.3 million in 2015 compared to a benefit of $0.1 million in 2014).

Adjustment to Earn-Out Consideration. Adjustment to the earn-out consideration for 2015 of $0.1 million income decreased by $0.6 million, compared to an income of $0.7 million in 2014. The income in 2015 and 2014 results from a decrease in revenue forecasts that are the basis for determining the fair value of the earn-out consideration.

Financial Expense, Net. Financial expenses, net, for 2015 of $0.3 million decreased by $0.6 million, compared to $0.9 million in 2014. The decrease is mainly due to a $0.3 million decrease in the accretion of discount of the earn-out consideration and a $0.2 million decrease in interest expense.

Tax Benefit (Expense). Tax expense for 2015 of $0.1 million increased by $0.3 million, compared to a tax benefit of $0.2 million in 2014. The increase is mainly due to an increase of $0.3 million in current tax expenses generated from the Company’s German subsidiary.

Quarterly Results of Operations (Unaudited).

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2016. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2016	2016	2016	2016	2015	2015	2015	2015
(in thousands of U.S. dollars except per share data)
(unaudited)

Revenues	$8,111	$7,902	$7,559	$7,411	$7,109	$6,934	$6,726	$6,993
Cost of revenues	2,682	2,747	2,562	2,051	2,154	2,272	2,241	2,199

Gross profit	5,429	5,155	4,997	5,360	4,955	4,662	4,485	4,794

Operating expenses:
Research and development, net	2,203	2,072	2,103	2,278	2,234	2,144	1,777	2,687
Sales and marketing	3,512	2,532	2,027	2,743	2,122	2,031	2,134	2,179
General and administrative	1,782	1,475	1,691	1,697	1,672	1,844	1,244	1,363
Adjustment to earn-out consideration	893	-	-	-	2	-	(75)	(2)

Total operating expenses	8,390	6,079	5,821	6,718	6,030	6,019	5,080	6,227

Operating loss	(2,961)	(924)	(824)	(1,358)	(1,075)	(1,357)	(595)	(1,433)

Other income (expense)	(6)	(2)	-	7	29	(6)	4	-

Financial income (expense), net	54	(68)	(40)	(93)	132	(92)	(132)	(151)

Loss before taxes on income	(2,913)	(994)	(864)	(1,444)	(914)	(1,455)	(723)	(1,584)

Tax benefit (expense)	9	19	25	(51)	(237)	125	75	(86)

Loss	$(2,904)	$(975)	$(839)	$(1,495)	$(1,151)	$(1,330)	$(648)	$(1,670)

Basic loss per share	$(0.07)	$(0.02)	$(0.02)	$(0.04)	$(0.03)	$(0.04)	$(0.02)	$(0.05)

Diluted loss per share	$(0.07)	$(0.02)	$(0.02)	$(0.04)	$(0.03)	$(0.04)	$(0.02)	$(0.05)

Effective Corporate Tax Rates

The Israeli corporate tax rate was 25% in 2016 and 26.5% in 2015 and 2014.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Generally, non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $1,838 thousand and unrecognized deferred tax liability related to such earnings amounted to $551 thousand as of December 31, 2016.

The Company may currently qualify as an “industrial company” within the definition of the Law for the Encouragement of Industry (Taxation), as such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

Net Operating Loss Carry-Forwards

As of December 31, 2016, Cyren’s net operating loss carryforwards for tax purposes amounted to $66,674 thousand and capital loss carryforwards of $15,666 thousand which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2016 the U.S. subsidiary had net operating loss carryforwards of $97,979 thousand. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2036.

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

Tax Assessments

The Company’s tax assessments in the U.S. and Israel are deemed final up to and including 2012 and the Company’s tax assessments in Germany are final up to and including 2013.

Impact of Inflation and Currency Fluctuations

Cyren’s revenues, and certain of its subsidiary’s revenues, are generated mainly in U.S. dollars. In addition, most of their costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which Cyren and certain of its subsidiaries operate. Thus, the functional and reporting currency of Cyren and certain of its subsidiaries is the U.S. dollar.

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

The vast majority of Cyren’s revenues in Israel are denominated in U.S. dollars and in Euros. However, a substantial portion of Cyren’s operating expenses in Israel, primarily its research and development expenses, are denominated in ILS. Costs and revenues not denominated in U.S. dollars are re-measured to U.S. dollars, when recorded, at prevailing rates of exchange. This is done for the purposes of the Company’s financial statements and reporting. As a result, we are exposed to risk to the extent that the value of the U.S. dollar depreciates against the ILS or to the extent that the value of the U.S. dollar appreciates against the Euro. In those events, the U.S. dollar cost of Cyren’s operations will increase and the U.S. dollar value of Cyren’s revenues will decrease, respectively. In such events, the Company’s U.S. dollar-measured results of operations will be adversely affected. Consequently, we are and will be affected by changes in the prevailing ILS/U.S. dollar and Euro/U.S. dollar exchange rates and exchange rate fluctuations will have an impact on the period–to–period comparisons of the Company’s results.

The table below presents the change in the ILS/U.S. dollar and Euro/U.S. dollar exchange rates over the last three years:

Equivalent to 1 U.S. dollar	As of December 31, 2016	Change during 2015 (*)	As of December 31, 2015	Change during 2015 (*)	As of December 31, 2014	Change during 2014 (*)
ILS/U.S. Dollar	3.845	(1.5)%	3.902	0.3%	3.889	12.0%
Euro/U.S. Dollar	0.951	3.5%	0.919	11.7%	0.823	13.4%

(*) Positive change represents appreciation of the U.S. dollar vs the opposing currency and a negative change represents depreciation of the U.S. dollar vs the opposing currency.

During 2016, the U.S. dollar value of operating costs denominated in ILS increased due to the depreciation of the U.S. dollar vs. the ILS, and the U.S. dollar value of revenues denominated in Euro decreased due to the appreciation of the U.S. dollar vs the Euro.

During 2015, the U.S. dollar value of operating costs denominated in ILS decreased (insignificantly) due to the appreciation of the U.S. dollar vs the ILS, and the U.S. dollar value of revenues denominated in Euro decreased due to the appreciation of the U.S. dollar vs the Euro.

During 2014, the U.S. dollar value of operating costs denominated in ILS decreased due to the appreciation of the U.S. dollar vs the ILS, and the U.S. dollar value of revenues denominated in Euro decreased due to the appreciation of the U.S. dollar vs the Euro.

The inflation/deflation in the general price indexes in Israel and in the countries in which the Company’s subsidiaries are located, during 2016, 2015 and 2014 had an immaterial effect on the Company’s results and operations.

B.	Liquidity and capital resources

We finance our operations primarily from our cash and cash equivalents and cash from operations. During past years we also held a short-term line of credit from a U.S. bank, however this line of credit was paid down in full and closed in February 2016. In addition, in August 2015 we realized net proceeds of $11.5 million as a result of the sale by us of 7,666,665 of our ordinary shares in a public offering and in March 2017, we issued $6.3 million aggregate principal amount of convertible notes.

As of December 31, 2016 and December 31, 2015, we had approximately $10.6 million and $16.4 million of cash and cash equivalents, respectively.

Cash Flows from Operating Activities

In 2016, net cash provided by operating activities was $2.4 million and was primarily due to a net loss of $6.2 million adjusted for non-cash activity of $2.8 million amortization of intangible assets, $1.2 million depreciation of property and equipment, $1.0 million stock-based compensation expenses, $0.8 million expenses as a result of the ruling received with respect to the legal dispute with the former eleven shareholders, a $0.8 million decrease in trade receivables alongside a $2.3 million increase in deferred revenues, and offset by an increase in long term lease deposits of $0.2 million. The increase in deferred revenues was due to the renewal of several multiyear large customer agreements which were paid up front.

In 2015, net cash used in operating activities was $1.8 million and was primarily due to a net loss of $4.8 million adjusted for non-cash activity of $1.5 million amortization of intangible assets, $1.3 million depreciation of property and equipment, $1.1 million stock-based compensation expenses and $0.7 million decrease in trade receivables, along with a decrease in deferred revenues of $1.1 million and a decrease in accrued expenses and other liabilities of $0.4 million.

In 2014, net cash used in operating activities was $3.7 million and was primarily due to a net loss of $7.0 million adjusted for non-cash activity of $1.7 million amortization of intangible assets, $1.3 million depreciation of property and equipment, and $1.2 million stock-based compensation expenses, along with a decrease in deferred revenues of $1.0 million.

Cash Flows from Investing Activities

In 2016, net cash used in investing activities consisted of $3.1 million capitalization of technology and $1.0 million purchase of property and equipment.

In 2015, net cash used in investing activities primarily consisted of $1.9 million capitalization of technology and $1.2 million purchase of property and equipment.

In 2014, net cash used in investing activities primarily consisted of $0.8 million purchase of property and equipment.

Our capital expenditures over the last three years consisted primarily of continued investment in R&D and also purchases of property and equipment to expand our data centers and to invest in our infrastructure in order to support new business and the growth of the Company.

Cash Flows from Financing Activities

In 2016, net cash used in financing activities was $4.1 million and was due to the $4.2 million repayment of our credit line, offset by $0.1 million proceeds from the exercise of options.

In 2015, net cash provided by financing activities was $10.4 million and was due to net proceeds of $11.5 million from a public offering, $4.4 million proceeds from our credit line and $0.2 million proceeds from exercise of options, offset by repayment of credit line in the amount of $5.2 million and $0.5 million payment of earn-out consideration from the acquisition of Frisk.

In 2014, net cash provided by financing activities was $11.8 million and was due to net proceeds of $10.2 million from a public offering, $6.8 million proceeds from our credit line and $0.4 million proceeds from exercise of options, offset by repayment of credit line in the amount of $5.3 million and $0.4 million payment of earn-out consideration from the acquisition of Frisk.

Working Capital

As of December 31, 2016, 2015 and 2014 the Company had positive working capital of $2.9 million, $7.4 million and $0.4 million, respectively. The decrease in working capital during 2016 is primarily due to the fact that we have not raised capital in 2016 and due to the increase in the earn-out consideration balance due to the ruling received in the legal dispute with the former eleven shareholders. The increase in 2015 is primarily due to the cash generated from the August 2015 capital raise.

Credit Line

During the first quarter of 2016, we decided not to extend our credit line as the funds were deemed unnecessary, and the credit line was paid down in full.

Earn-Out Consideration

In connection with the earn-out consideration which is related to the eleven acquisition, the Company recorded an estimated amount of $8.9 million as of the acquisition date. As of December 31, 2015, the fair value of the contingent consideration of $2.3 million was presented in short term liabilities. As of December 31, 2016, the earn-out consideration balance was increased to reflect the additional interest and legal expenses associated with a ruling received in respect to the legal dispute with the former eleven shareholders. Please refer to Note 7c.of the consolidated financial statements included elsewhere in this Annual Report.

Public Offerings

On August 17, 2015, the Company completed an underwritten public offering of 7,666,665 ordinary shares, nominal value of ILS 0.15 per share at a price to the public of $1.65 per share, which includes the full exercise of the underwriter’s overallotment option of 999,999 ordinary shares. The Company received net proceeds of $11.5 million (after payment of $1.1 million issuance expenses).

On July 30, 2014, the Company completed a public offering of 4,771,796 ordinary shares, nominal value ILS 0.15 per share, and warrants to purchase an aggregate of 1,670,128 ordinary shares in combinations consisting of one ordinary share and one warrant to purchase 0.35 of an ordinary share, at an offering price per fixed combination of $2.41. Each warrant has an exercise price of $3.08 per share, will be exercisable following the six-month anniversary of the date of its issuance and will expire ninety months following the date of its issuance. The Company received net proceeds of $10.2 million (after payment of $1.3 million issuance expenses).

Outlook

Based on the cash balance at December 31, 2016, current projections of revenues and related expenses, we believe we have sufficient cash to continue operations for the next 12 months.

C.	Research and development, patents and licenses, etc.

We invest substantial resources in research and development to enhance our products and services, build add-on functionality and improve our core technology. We believe that both hardware and software are critical to expanding our leadership in the security industry. Therefore, we invest heavily in our cloud infrastructure and our new offerings such as CCS. Our engineering team has deep security expertise and works closely with customers to identify their current and future needs. In addition to our focus on hardware and software, our research and development team is focused on research into next-generation threats, which is required to respond to the rapidly changing threat landscape.

Research and development expenses, net, totaled $8.7 million, $8.8 million and $11.1 million for the years ended December 31, 2016, 2015 and 2014, respectively. The decrease in research and development expenses in 2016 and 2015 compared to 2014 is mainly due to capitalization of some expenses and an increase in government grants received. Please refer to item 5A above. We plan to continue to significantly invest in resources to conduct our research and development effort.

Regarding Company patents and patents pending, please refer to item 4B Section “Intellectual Property” in this Annual Report. The Company may seek to patent certain additional software or other technologies in the future.

D.	Trend Information

Several key factors and trends affect the information security market and impact how Cyren conducts business.

Evolving Information Security Threats. These threats, against consumers and organizations of all sizes, drive demand for security offerings from enterprises, service providers and hardware and software vendors. Examples include the well-publicized security breaches of Yahoo, the Democratic National Committee, and the DYN DDoS attack.

Advanced Malware Attacks. Cyren and other security vendors witnessed a dramatic rise in phishing attacks in 2016. Increases in phishing activity were focused heavily on spear-phishing and whaling attacks that targeted high-value enterprise customers. Ransomware, become the most prevalent and dangerous type of malware delivered to enterprise customers, and a study by IBM indicated that ransomware levels were up 6000% compared to 2015, and found that 70% of businesses infected by the malware paid ransom to recover their data. Cyren was among the fastest vendors in the industry to detect malware and protect users from ransomware outbreaks.

Cloud-Based Computing . Cloud-based computing, in which consumers or organizations remotely access and leverage computing infrastructure or complete information services via the Internet, continues to grow rapidly in today’s environment thanks to increased connectivity, mobility and the efficiencies offered by cloud based services. Cloud-based Security-as-a-Service includes many of the most rapidly growing sub-segments in the information security market.

E.	Off-Balance Sheet Arrangements

Not applicable.

F.	Tabular disclosure of contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2016 (in thousands):

Contractual Obligations	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$6,761	$1,559	$2,399	$1,666	$1,137
Other long-term liabilities reflected on the Company’s Balance Sheet - accrued severance pay	816	-	-	-	-
Other long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(604)	-	-	-	-
Net - severance pay liability (*)	212	-	-	-	-
Earn-out obligation	3,041	3,041	-	-	-
Uncertain income tax positions (**)	119	-	-	-	-
Total	$10,133	$4,600	$2,399	$1,666	$1,137

(*)	Severance pay obligations to the Company’s Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

(**)	Accrual for uncertain income tax position under ASC 740 “Income Taxes” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See note 10h of the consolidated financial statements in this Annual Report for further information regarding the Company’s liability.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

The following table presents information with respect to our directors’ beneficial ownership of our ordinary shares as of March 31, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2017, to be outstanding and to be beneficially owned by the person holding such options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 39,185,126 ordinary shares outstanding as of March 31, 2017.

Name and Position	Age	Percentage of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned	Number of Options included in Beneficial Ownership
Lior Samuelson, CEO, Director and Chairman of the Board	68	1.8%	697,400	418,970 options, at exercise prices ranging from $1.44 to $3.47 per Ordinary Share. Expiration dates range from December 15, 2017 to February 10, 2022.
Aviv Raiz, Director (3)	58	12.8%	5,020,510	61,453 options, at exercise prices ranging from $1.44 to $3.46 per Ordinary Share. Expiration dates range from December 15, 2017 to February 10, 2022.
Hila Karah, Director (1)(3)	48	<1%	120,384	61,453 options, at exercise prices ranging from $1.44 to $3.46 per Ordinary Share. Expiration dates range from December 15, 2017 to February 10, 2022.
Yair Bar-Touv, Director (Outside Director) (1)(2)(4)	56	<1%	83,335	83,335 options, at exercise prices ranging from $1.44 to $3.46 per Ordinary Share. Expiration dates range from June 29, 2017 to September 27, 2017.
Todd Thomson (Lead Director) (2)	56	<1%	92,081	89,581 options, at exercise prices ranging from $$1.56 to $3.48 per Ordinary Share. Expiration dates range from November 7, 2017 to December 18, 2020.
James Hamilton (Director) (1)(2)(3)	53	<1%	92,081	89,581 options and RSUs, at exercise prices ranging from $1.56 to $3.18 per Ordinary Share. Expiration dates range from February 16, 2018 to December 18, 2020.
David Earhart (Outside Director) (1)(2)(3)	55	<1%	72,289	69,789 options and RSUs, at exercise prices ranging from $1.56 to $3.01 per Ordinary Share. Expiration dates range from August 1, 2019 to December 18, 2020.
John Becker (Outside Director) (1)(2)(3)	59	<1%	0	No vested options as of March 31, 2017. John Becker’s initial three-year term began April 1, 2017.

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating Committee
(4)	Yair Bar-Touv served as an Outside Director until March 31, 2017, when his third three-year term ended. As of April 1, 2017, he was replaced by John Becker who was elected for his initial three-year term as Outside Director at the Company’s annual general meeting held on December 22, 2016.

Other Executive Officers:

The following table sets forth the names and positions of our senior management employees, with ownership data being as of March 31, 2017.  These employees, along with Lior Samuelson, are included for purposes of the aggregation of compensation and share ownership of major shareholders, directors and executive officers, and appear elsewhere in this Annual Report.

Name	Age	Ownership	Position

Ben Carmi	39	<1%	Senior Vice President, Products

Mickey DiPietro	52	<1%	Senior Vice President, Worldwide Sales

Hesham Eassa	50	<1%	Vice President, Global Cloud Operations

Einat Glik	37	<1%	Vice President, Engineering

Lior Kohavi	46	1.4%	Chief Technology Officer

Dan Maier	53	<1%	Vice President, Marketing

Eva Edwards Markowitz	42	<1%	Vice President, Human Resources

J. Michael Myshrall	47	<1%	Chief Financial Officer

Eric Spindel	40	<1%	Vice President, General Counsel and Corporate Secretary

Sigurdur Stefnisson	41	<1%	Vice President, Detection

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

Yair Bar-Touv joined the Board of Directors as an Outside Director under the Companies Law in March 2008 and stepped down from office on March 31, 2017, when his third three-year term as Outside Director ended. Mr. Bar-Touv is an expert on business strategy and technology in the cyber security and intelligence sectors. Mr. Bar-Touv brings over 25 years of experience in the field of Information Technology, Information and Cyber Security. Mr. Bar-Touv held multiple executive roles, including Co-CEO of NCC, CIO and Director of Information Technology of a government organization and executive positions in the Information Systems Business Unit at Elbit Systems and at Elbit ElectroOptics Elop. Mr. Bar-Touv holds B.A. and M.A. degrees in Computer Engineering.

Todd Thomson joined the Board of Directors in November 2011 and has held the position of Lead Director since December 2015. Mr. Thomson is chairman of Dynasty Financial Partners, as well as the founder and CEO of Headwaters Capital. He served in top management positions at Citigroup, including CFO of the Company and CEO of the Global Wealth Management division. Prior to joining Citigroup, Todd Thomson held senior executive positions at GE Capital, Barents Group and Bain & Co. He is also a board member of Cordia Bancorp and Bank of Virginia as well as chairman of the Wharton Leadership Advisory Board. Todd Thomson received his MBA, with Distinction, from the Wharton School of Business and his bachelor’s degree in economics from Davidson College.

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

David Earhart joined the Board of Directors in July 2013. David Earhart is Chief Executive Officer at Core Security, responsible for corporate strategy and execution across all business functions. David brings more than 20 years of security and systems management experience to his role. Previously, David was SVP of Worldwide Field Operations for Damballa, a leading provider of advanced threat protection. In this role, he was responsible for record, triple-digit growth. Before this, David was SVP of Security (IAM) Field Operations at CA Technologies, where his team delivered 300% growth in the security business. Prior to that, David held leadership and executive positions at BMC Software and venture-backed companies within the sales, support and services functions. He holds a B.B.A. in Finance from Texas Tech University.

John Becker joined the Board of Directors as an Outside Director under the Companies Law on April 1, 2017, following the approval of his service as Outside Director at the Company’s annual general meeting held on December 22, 2016. Mr. Becker brings more than 30 years of security industry and technology experience and offers a lengthy record of growing highly successful companies. Most recently, he served as the CEO of Sourcefire prior to its $2.7 billion acquisition by Cisco. In addition to serving on numerous boards, he was previously CEO of ScienceLogic, Approva, Cybertrust, Trusecure, and AXENT Technologies. John is a CPA and graduated from the Robins School of Business at the University of Richmond.

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

Mickey DiPietro joined Cyren in March 2016 and manages Cyren’s global sales team, including Threat Intelligence Services and Enterprise Sales. A seasoned sales executive with a track record of success at global security leaders, DiPietro was originally hired to grow Cyren’s sales and channel organization and accelerate growth in North America, launching the company’s Austin, Texas office in the summer of 2016. Before joining Cyren, DiPietro was responsible for establishing and growing Zscaler’s mid-market sales organization. Prior to that, he ran the mid-market sales organizations for Authentic8, Google, and Postini.

Hesham Eassa joined Cyren in June 2016 and is responsible for the infrastructure and operation of Cyren’s global security cloud. He brings to the task over 30 years of experience deploying, managing and optimizing IT networks and the delivery of cloud services. Hesham joined Cyren from Zscaler, where he served as vice president of global cloud operations, and previously held senior operations management positions for several SaaS-related companies, including Callidus Software, Qualys, Macrovision (now Rovi) and WebEx Communications (now Cisco WebEx). Hesham holds an MBA in Management of Information Systems and Service Operations Management, and a BA in Computer Science, both from the University of Rochester.

Einat Glik joined Cyren in April 2012 and is responsible for running Cyren’s global engineering team.  Cyren. Since joining Cyren in 2012, she has managed the product development of our WebSecurity and EmailSecurity services. Prior to joining Cyren, she oversaw product management and authentication with SafeNet and research and development activities with SanDisk. She holds a degree in Computer Science from the Academic College of Tel-Aviv-Yaffo.

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

Dan Maier joined Cyren in November 2015 and is responsible for Cyren’s global marketing activities, including corporate marketing, product marketing, demand generation and public relations. He has more than two decades of experience in senior marketing roles in the technology sector, most recently serving as senior director of product marketing at Zscaler. He previously held vice president of marketing positions at Tumbleweed, Convirture and DecisionView, among others. Dan holds a bachelor’s degree in economics from Stanford University and an MBA from UCLA.

Eva Edwards Markowitz, SPHR, SWP, SHRM-SCP, joined Cyren as Vice President Human Resources in October 2013. With her 15 years of Human Resource leadership, Ms. Markowitz orchestrates the management and development of Cyren’s most valuable asset: its employees. She previously worked as Human Resources Director for the Analysis Research Planning Corporation (ARPC). She has also held positions with Thomas & Herbert Consulting, LLC, and SteelCloud. Ms. Markowitz received her B.A. from the University of Maryland.

J. Michael Myshrall joined Cyren in January 2011 serving as Vice President of Corporate Development and subsequently served as Vice President of Financial Planning & Analysis. Since March 2014, Mr. Myshrall has been the company’s Chief Financial Officer. Mr. Myshrall brings two decades of investment banking, business development and technology experience. Prior to joining Cyren, he focused on technology strategy, financial advisory and mergers and acquisitions, first with Mercator Capital and more recently with Trilos Ventures. Mr. Myshrall previously held various roles with Nortel, Newbridge Networks, Corvis, and Civcom. He holds a degree in electrical engineering from the University of New Brunswick and an MBA from Harvard Business School.

Eric Spindel joined Cyren in May 2016 as General Counsel and Corporate Secretary. Mr. Spindel is responsible for all legal, regulatory, compliance, and corporate governance functions for Cyren. Before joining Cyren, he was a partner at Yigal Arnon & Co., one of Israel’s leading law firms. Prior to that, he practiced corporate and securities law for a number of years at Skadden, Arps, Slate, Meagher & Flom LLP and Davies Ward Phillips & Vineberg LLP, and also served as internal counsel for a private equity firm. He received a joint JD/MBA degree from Osgoode Hall Law School/Schulich School of Business in Toronto, Canada.

Sigurdur Stefnisson joined Cyren in October 2012 through the acquisition of FRISK, and serves as Cyren’s Vice President of Detection. Mr. Stefnisson joined FRISK in 1996 and contributed to the development of numerous state-of-the-art cybersecurity innovations and has become an authority in the field of advanced threat protection. Mr. Stefnisson oversees all the Advanced Threat Lab and malware research, which is integral in our development of next-generation cybersecurity solutions. He is active in the global security community as a reporter for the Wildlist Organization and as a member of CARO (Computer Antivirus Research Organization) whose mission is to research and study malware.

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

The cash compensation paid to non-employee directors in 2016 (other than the CEO and Chairman) was $7,500 per quarter and $15,000 for the Lead Director.

Directors also are reimbursed for their expenses for each Board of Directors meeting attended. See Item 6 - “The 2016 Non-Employee Equity Incentive Plan” for a discussion of director compensation in the form of option grants.

During 2016, options to purchase 1,030,000 ordinary shares were granted to executive officers (referred to in Item 6) under the Company’s stock option plans at a weighted average exercise price of $1.607 per share.

The aggregate direct remuneration paid by Cyren to directors and executive officers (17 persons) in 2016 was approximately $2.8 million. During the same period Cyren accrued or set aside approximately $0.3 million for the same group to provide pension, retirement or similar benefits. As of March 31, 2017, these directors and executive officers of Cyren (17 persons) had 3,752 thousand stock options to purchase a like number of ordinary shares, with 1,721 thousand of those options being vested and exercisable within sixty days of said date. Generally, unless exercised previously, options terminate within six years of their issuance. Five directors have also been granted a total of 90,000 Restricted Stock Units (RSUs), of which 7,500 had vested and were able to be sold. Additional information as of March 31, 2017 can be found in Item 6A “Directors and Senior Management”.

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2016.

All amounts are in thousands of U.S. dollars.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation(3)	Total
Lior Samuelson, Chief Executive Officer	$312	$77	$128	$517
Lior Kohavi, Chief Technology Officer	$259	$64	$102	$425
J. Michael Myshrall, Chief Financial Officer	$267	$72	$41	$380
Dan Maier, Vice President Marketing	$221	$45	$21	$287
Mickey DiPietro, Senior Vice President Worldwide Sales	$163	$101	$17	$281

(1)	“Salary and Benefits” include annual salary or service fees paid, payments to the National Insurance Institute, managers’ insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law as recorded in the Company’s financial statements for the year ended December 31, 2016.

(2)	“Cash Bonus” includes bonus payments and commissions as recorded in the Company’s financial statements for the year ended December 31, 2016.

(3)	“Equity-based Compensation” includes the expense recorded in our financial statements for the year ended December 31, 2016 with respect to equity-based compensation granted to the executive officers detailed above.

Options to Purchase Securities from Registrant

As of December 31, 2016, options to purchase 5,776 thousand ordinary shares were outstanding and held by 190 persons made up of then existing employees, consultants, executive officers, non–employee directors and ex-options holders within their post-termination period for exercise under the Company’s stock option plans. Of the number of options outstanding, 2,637 thousand were vested and exercisable. Additionally, these outstanding options had exercise prices ranging from $1.44 to $3.67 per share, a weighted average per share exercise price of $2.87 and expiration dates ranging from January 28, 2017 to November 10, 2022.

Employee Equity Incentive Plans

Employees, including executive officers and other management employees, participate in the Company’s employee option plans. In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the “Amended and Restated Israeli Share Option Plan”). On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Equity Incentive Plan (the “Employee Plan”). This plan, along with its respective Israeli appendix, has replaced all existing employee stock option plans which have terminated.

The Employee Plan allows for the issuance of Restricted Stock Units (“RSUs”), as well as options. The options and RSUs generally vest over a period of four years. Options granted under the Employee Plan generally expire after six years from the date of grant. Options and RSUs cease vesting upon termination of the optionee’s employment or other relationship with the Company. The per share exercise price for options shall be no less than 100% of the fair market value per ordinary share on the date of grant. Any options and RSUs that are canceled or not exercised within the option term become available for future grant.

All employee stock option plans are administered by the compensation committee. Subject to the provisions of the equity plans and applicable law, the compensation committee has the authority to determine, among other things, to whom options may be granted; the number of ordinary shares to which an option may relate; the exercise price for each share; the vesting period of the option and the terms, conditions and restrictions thereof, including accelerated vesting on change of control provisions; to amend provisions relating to such plans; and to make all other determinations deemed necessary or advisable for the administration of such plans.

Non–Employee Equity Incentive Plans

In 1999, the Company adopted the 1999 Directors Stock Option Plan, and in 2008 shareholders approved an extension of the term of this plan through July 13, 2019. On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Non-Employee Director Equity Incentive Plan (the “Non-Employee Plan”). This plan, along with its respective Israeli appendix, has replaced all existing non-employee stock option plans which have terminated.

The Non-Employee Plan allows for the issuance of Restricted Stock Units (“RSUs”), as well as options. Each option and RSU granted under the Non-Employee Plan generally vests over a period of four years. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Options granted under the Non-Employee Plan generally expire after six years from the date of grant. Options and RSUs cease vesting upon termination of the relationship with the Company, unless the terminated relationship is with a director who has served the Company for at least three years, and he has not resigned voluntarily or was not removed from the Board of Directors due to a failure to perform any of his/her duties to the Company, in which case all unvested options or RSUs would be subject to full accelerated vesting.

New non-employee directors are currently entitled to an initial grant of 50,000 options. Non-employee directors who are re-elected at the annual meeting of shareholders are entitled to additional grants of 10,000 RSUs, except for Mr. Lior Samuelson, who is not entitled to additional compensation other than the compensation paid to him in his capacity as the Company’s CEO, and Mr. Todd Thomson who is entitled to an annual grant of 20,000 RSUs in his capacity of Lead Director.

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

Chairman of the Board

Under the Companies Law, the Chief Executive Officer of a company (or a relative of the Chief Executive Officer) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the Chief Executive Officer, unless approved by the shareholders by a regular majority vote, which includes (i) a majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in the election of the Chief Executive Officer or chairman of the board of directors (or the relatives thereof), as the case may be (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting; or (ii) the total number of shares held by non–controlling shareholders and disinterested shareholders voting against the election of the Chief Executive Officer or chairman of the board of directors (or the relatives thereof) at the meeting does not exceed two percent of the aggregate voting rights in the company. In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar majority vote. The Chairman of the Board of Directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as Chairman of the Board of Directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the General Manager.

Independent and Outside Directors

Israeli Companies Law: The Israel Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two Outside Directors (also referred to as “external directors”), unless certain conditions are met by the company pursuant to a recently enacted amendment to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000 (the “Relief Regulations” and the “Amendment to the Relief Regulations”, respectively), as further detailed below. No person may be appointed as an Outside Director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as Outside Director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder.

The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof. In addition, pursuant to Amendment 27 of the Companies Law, effective February 17, 2016 (“Amendment 27”), a business or professional relationship maintained on a regular basis will not constitute affiliation if the relationship commenced after the appointment of the Outside Director for office, the company and the Outside Director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the Outside Director declared that he did not know and could not have reasonably known about the formation of the relationship and has no control over their existence or termination.

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

A public company’s board of directors must evaluate the proposed Outside Director’s expertise in finance and accounting, by considering, among other things, such candidate’s education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) the company’s independent public accountant’s duties and obligations; (iii) preparation of the company’s consolidated financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law - 1968.

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

Outside Directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

●	such majority includes a majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in the election of the Outside Directors (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting; or

●	the total number of shares held by non–controlling shareholders and disinterested shareholders voting against the election of the director at the meeting does not exceed two percent of the aggregate voting rights in the company.

The initial term of an Outside Director is three years and may be extended for up to two additional periods of three years each. However, under regulations promulgated pursuant to the Companies law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital markets, may propose that an Outside Director be reelected by the shareholders for such additional periods, beyond the initial three terms, of up to three years each only if (1) the audit committee and the Board of Directors, in nominating the Outside Director, confirms that, in light of the Outside Director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, (2) the election was approved by the majority of shareholders required to appoint Outside Directors for their initial term and(3) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office having been presented to the shareholders prior to their approval.

Outside Directors may be re-elected for additional terms of three years each as set forth above, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (i) the reappointment of the Outside Director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to Amendment 22 to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the Outside Director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as Outside Director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means either the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the Outside Director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an Outside Director or (iii) pursuant to Amendment 26 to the Companies Law, effective as of November 25, 2014, the Outside Director has proposed himself for reappointment and the appointment was approved by the majority of shareholders required under Section (i) above.

Outside Directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the Outside Director ceases to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to the company. Each committee of a company’s Board of Directors which has been granted any authority normally reserved for the Board of Directors must include at least one Outside Director provided, however that each of the Audit Committee and the Compensation Committee, which are statutorily required under the Companies Law, must include all Outside Director.

An Outside Director is entitled to compensation as provided in the regulations adopted under the Israel Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an Outside Director.

Pursuant to the Amendment to the Relief Regulations, a company may choose not to appoint Outside Directors if it meets all of the following conditions:

●	The company’s shares are listed in a foreign securities exchange which is referenced in Section 5A(c) of the Regulations, which includes, among others, the New York Stock Exchange (NYSE); NASDAQ Global Select Market; and NASDAQ Global Market;

●	The Company does not have a controlling shareholder; and

●	The Company complies with the requirements of the foreign securities laws and stock exchange regulations relating to appointment of independent directors and composition of audit and compensation committees as applicable to companies which are incorporated under the laws of such foreign countries.

Pursuant to the Amendment to the Relief Regulations, Israeli companies which meet the above conditions may choose to opt to comply with the applicable foreign exchange rules governing the appointment of independent directors and composition of audit and compensation committees applicable to U.S. domestic issuers (which with respect to the Company are the Nasdaq Listing Rules and the rules set forth in the Exchange Act of 1934 (the “Exchange Act”) instead of complying with the Companies Law provisions relating to Outside Directors. An Outside Director who was elected to serve as such prior to the date on which the company opted to comply with the applicable foreign exchange rules governing the appointment of independent directors and composition of the audit and compensation committees as set forth above may continue to serve as a director on the company’s board of directors until the earlier of (i) the end of his three year term, or (ii) the second annual general meeting following the company’s decision to comply with the said applicable foreign exchange rules.

As of April 1, 2017, Cyren’s Outside Directors are John Becker and David Earhart. At the 2015 Annual General Meeting held on December 24, 2015, Mr. Earhart was re-elected to a second three-year term, expiring August 2019. At the 2016 Annual General Meeting Mr. Becker was elected for an initial three-year term expiring March 31, 2020, to replace Yair Bar Touv, whose third three-year term expired on March 31, 2017.

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

The Company has identified the following Board members as “independent directors” pursuant to NASDAQ Listing Rule 5605(a)(2):

a.	John Becker
b.	Aviv Raiz
c.	Hila Karah
d.	Todd Thomson
e.	James Hamilton
f.	David Earhart

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

The four directors who serve on our audit committee, John Becker, Mr. Thomson, Mr. Hamilton, and Mr. Earhart, qualify as independent directors under NASDAQ Listing Rules (including Exchange Act Rule 10A-3) and further qualify to act as members of our audit committee under the Israel Companies Law.

Audit Committee

As noted above in the discussion under “Independent and Outside Directors “, the Companies Law requires public companies to appoint an audit committee. The audit committee’s duties include providing assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent registered public accounting firm and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audits conducted by our independent registered public accounting firm and takes those actions as it deems necessary to confirm that the accountants are independent of management. Under the Companies Law, the responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

Under the NASDAQ Listing Rules, an audit committee must consist of at least three directors meeting the independence standards under NASDAQ Listing Rules.

Under the Companies Law, all Outside Directors must serve on the audit committee, and in any case it must include a majority of independent directors, unless the company meets the requirements set forth in the Amendment to the Relief Regulations and chooses to opt in and follow the rules applicable to independent directors and composition of the audit and compensation committees as U.S. domestic issuers pursuant to the Amendment to the Relief Regulations as detailed above, in which case, with respect to the Company, the rules set forth in the Nasdaq Listing Rules and the Exchange Act governing the composition of the audit committee shall apply. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with audit committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than nine years (and any interim period during which such person was not a director which is less than two years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company. One of the Outside Directors must serve as the chair of the audit committee, unless the company meets the requirements set forth in the Amendment to the Relief Regulations and chooses to opt in and follow the rules applicable to independent directors and composition of the audit and compensation committees as U.S. domestic issuers pursuant to the Amendment to the Relief Regulations as detailed above. Furthermore, under the Companies Law, the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder. Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and of which the majority of members present must be independent and outside directors, unless the company meets the requirements set forth in the Amendment to the Relief Regulations and chooses to opt in and follow the rules applicable to independent directors and composition of the audit and compensation committees as U.S. domestic issuers pursuant to the Amendment to the Relief Regulations as detailed above. Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to make a presentation regarding a particular issue if the chairman of the audit committee determines that such person’s presence is necessary in order to present such matter. However,  pursuant to Amendment 25 to the Companies Law, effective as of February 6, 2015, an employee who is not a controlling shareholder or a relative of such shareholder may  be present in the committee’s meeting during discussions if such presence is requested by the committee, and an  executive officer may be present in a meeting, if requested by the audit committee, to present his position with regard to a matter under his responsibility where substantial defects in the company’s business administration are discussed, but may not vote. Additionally, the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

The audit committee consists of David Earhart, chairman, Todd Thomson, audit committee financial expert, John Becker and James Hamilton.

Compensation Committee

On December 12, 2012, Amendment 20 to the Companies Law, or “Amendment 20”, came into force, and its provisions are summarized below:

All public companies and bond companies are required to establish a compensation committee, with one Outside Director serving as chairman of the committee. The committee is to be made up of at least three directors, with a majority of Outside Directors. The remaining directors shall be directors who do not receive direct or indirect compensation for their role as directors (other than compensation paid or given in accordance with Companies Law regulations applicable to the compensation of outside directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage). The compensation committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the Company, to a controlling shareholder or to any entity controlled by a controlling shareholder, any director whose main livelihood is dependent on a controlling shareholder, or a controlling shareholder or a relative thereof. Nonetheless, in the event the company meets the requirements set forth in the Amendment to the Relief Regulations and chooses to opt in and follow the rules applicable to independent directors and composition of the audit and compensation committees as U.S. domestic issuers pursuant to the Amendment to the Relief Regulations as detailed above, the rules set forth in the Nasdaq Listing Rules and the Exchange Act governing the composition of the compensation committee shall apply. The committee is responsible for (i) proposing an office holder compensation policy to the Board of Directors, (ii) proposing necessary revisions to the compensation policy and examining its implementation, (iii) determining whether to approve transactions with respect to compensation of office holders, and (iv) determining, in accordance with our office holder compensation policy, whether to exempt the compensation terms with an unaffiliated nominee for the position of chief executive officer from requiring shareholders’ approval, provided such terms meet with the company’s compensation policy. Pursuant to Amendment 27, the audit committee may serve as the company’s compensation committee, provided that it meets the composition requirements of the compensation committee.

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

The compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the office holder to the company). Pursuant to Amendment 27, variable components equal to three month salaries of the relevant office holders, on an annual basis, shall be considered a non-material portion of the variable components. The variable components of compensation paid to office holders who are defined as such only by virtue of being directly subordinated to the CEO can be based entirely on the discretion of the CEO if so permitted under the compensation policy); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination

The compensation committee is also responsible for administering the Company’s various stock option plans, including the issuance of option grants to employees of the Company and its subsidiaries.

The compensation committee consists of John Becker, Hila Karah, James Hamilton and David Earhart.

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, in respect to his or her voting at the general meeting of shareholders on the following matters:

●	any amendment to the Articles of Association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	approval of interested party transactions that require shareholder approval.

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

As of December 31, 2016, 2015 and 2014, we had 214, 193, and 189 employees, respectively, with such employees being located in our offices in the Israel, United States, Germany, Iceland and the UK. As of December 31, 2016, our employees were categorized as follows:

Location	General & Administrative	Sales & Marketing	Research & Development	Hosting & Support (Operations)	TOTAL:
ISRAEL OFFICE	7	6	62	5	80
U.S. OFFICE:
Austin	-	19	-	-	19
California	-	7	-	8	15
Virginia	9	3	2	2	16
ICELAND OFFICE	5	-	18	4	27
GERMANY OFFICE	6	6	26	9	47
UK OFFICE	-	10	-	-	10
TOTALS	27	51	108	28	214

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

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. Furthermore, the wages of most of Cyren’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Also, all Israeli employees employed for at least a year commencing in 2009 are entitled to the funding of pension benefits by preset monthly contributions of the employee and the employer. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. Effective October, 2014, the Company’s agreements with new employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payment is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid. A general practice in Israel followed by Cyren, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 6% of such employee’s base salary, and the employer contributes between 12.5% and 14.83% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

Following the Regulation Regarding Supervision of Financial Services (Provident Funds), 2014 (the “Provident Funds Regulations”), as of January 1, 2016, employees are required to provide the pension funds with certain information regarding the payments being transferred, including the transfer dates, the means of transfer and the account from which the transfer was made and in which the transfer was received. Employers are also required to provide information regarding their employees’ wages and taxable and exempt components of the payments transferred. Employers are also required to provide pension funds with certain information upon cessation of payment to the relevant employee’s fund, including the reason for such cessation and notice regarding the status of the severance pay in the event of termination of employment. After receipt of the required information, the pension fund is required to provide the employee a notice of cessation of payment and the effect such cessation will have on the employee’s rights in the pension fund. Furthermore, the Provident Funds Regulations require pension fund to provide employees feedback regarding payments transferred to the pension funds of their employees in the relevant company. In addition, late payments may bear interest, and employees may require pension funds to repay amounts paid in excess. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

E.	Share ownership

Employees, including executive officers and other management employees, participate in the Company’s employee equity incentive plan.

The table in Item 6, Section A above sets forth the directors’ beneficial ownership of our ordinary shares as of March 31, 2017. Other than our CEO and Chairman, Lior Samuelson, and Lior Kohavi, CTO (who beneficially owned 542,226 ordinary shares representing 1.4% of our outstanding shares), no executive officer beneficially owns more than 1% of our ordinary shares as of March 31, 2017.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major shareholders

The following table presents information with respect to beneficial ownership of our ordinary shares as of March 31, 2017, including:

●	each person or entity known to Cyren to own beneficially 5% or more of Cyren’s ordinary shares, and

●	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to ordinary shares. For purposes of the table below, we deem shares subject to options, warrants or convertible notes that are currently exercisable/convertible or exercisable/convertible within 60 days of March 31, 2017, to be outstanding and to be beneficially owned by the person holding such options, warrants or convertible notes for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 39,185,126 ordinary shares outstanding as of March 31, 2017.

Major shareholders of ordinary shares	Number of Shares Beneficially Owned	Percent
Aviv Raiz (1)(2)	5,020,510	12.8%
Unterberg Capital, LLC (3)	5,108,940	12.9%
Yelin Lapidot Holdings (4)	4,591,367	11.3%
Goldman Capital Management (5)	2,722,673	6.9%
All other directors and executive officers as a group (16 persons) (6)	2,473,981	6.0%

(1)	This shareholder of record resides in Israel.

(2)	Includes 61,453 options, exercisable into a like number of ordinary shares.

(3)	Includes 290,456 warrants exercisable into a like number of ordinary shares, as indicated in the statement of beneficial ownership on Schedule 13G/A filed on February 13, 2017.

(4)	Includes 2,991,367 shares indicated in the statement of beneficial ownership on Schedule 13G/A filed on February 8, 2017, plus an additional 1,600,000 ordinary shares upon the conversion of $4.0 million convertible note that can be converted at $2.50 per share at any time.

(5)	Includes 70,000 warrants exercisable into a like number of ordinary shares.

(6)	Includes 1,851,888 options exercisable into a like number of ordinary shares.

Based on a review of the information provided to us by our transfer agent, as of March 31, 2017, there were 45 holders of record of our ordinary shares, of which 31 record holders holding 37,943,812, or approximately 96.8%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. One of such holders is CEDE & Co., the nominee company of the Depository Trust Company (with a registered address in the United States), which held 37,820,683 ordinary shares on behalf of numerous brokers and banks, who in turn held such shares on behalf of their respective clients and customers.

Significant Changes in Percentage Ownership of Major Shareholders During the Past Three Years

In March 2017, an affiliate of Yelin Lapidot Holdings purchased $4.0 million aggregate principal amount of convertible notes, convertible into ordinary shares at any time based on a conversion price of $2.50 per share. Upon conversion, Yelin Lapidot Holdings would receive an additional 1,600,000 ordinary shares, which are included in the beneficial ownership table above.

In March 2017, Aviv Raiz reported beneficial holdings of 5,020,510 shares, which includes 4,959,057 ordinary shares and 61,453 stock options representing 12.8% of the outstanding shares of Cyren.

On February 13, 2017, Unterberg Capital, LLC filed a schedule 13G indicating that it had beneficially accumulated 5,108,940 shares of Cyren representing 12.9% of the outstanding shares of Cyren.

On February 8, 2017, Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. and Yelin Lapidot Mutual Funds Management Ltd. filed a schedule 13G indicating that it had accumulated 2,991,367 shares of Cyren representing 7.6% of the outstanding shares of Cyren.

LHF Wealth Advisory Services, filed a schedule 13G on January 29, 2016 indicating that it had accumulated 2,266,850 shares of Cyren representing 5.8% of the outstanding shares of Cyren as of December 31, 2015. Subsequently we were informed that LHF Wealth Advisory Services sold a portion of its shares and, as of December 31, 2016, was no longer a 5% shareholder of Cyren.

On August 17, 2015 Cyren closed a registered underwritten public offering of 7,666,665 ordinary shares at a price to the public of $1.65 per share, which included the full exercise of the underwriter’s overallotment option of 999,999 ordinary shares. As a result of this offering, total outstanding shares increased from 31.4 million to 39.1 million shares resulting in a decrease in ownership percentage for all previous shareholders.

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

Item 8. Financial Information.

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on item 18 pages F-1 through F-32 .

Legal Proceedings

In 2014, the Company entered into arbitral proceedings with the former shareholders of eleven regarding an escrow agreement. Cyren and the former shareholders disputed an amount of €740 thousand in the escrow account. In addition to the escrow dispute, in January 2015 the former shareholders had initiated claims of €781 thousand from the Company relating to the 2013 earn-out liability under the same purchase agreement.  The Company initiated a counter-claim in the total amount of €2,248 thousand. With respect to these claims, subsequent to the reporting period, the arbitrational panel provided their ruling in which it accepted the claims submitted by the former eleven shareholders with respect to the escrow amount and the 2013 earn-out liability. The arbitrational panel also ruled that Cyren pay legal expenses in the amount of €574 thousand (out of which €113 thousand had been previously deposited) and interest on the claimed amounts, which up to December 31, 2016, amounted to €171 thousand. The 2014 and 2015 earn-out amounts, which have already been recognized within the earn-out consideration on the Company’s balance sheet as of December 31, 2015, in the amount of €1,374 thousand may be payable on the same basis as set forth in the arbitral ruling. The ruling, as it relates to the escrow amounts, does not form a liability for the Company since the escrow funds are held off the Company’s balance sheet. The additional liability arising from the legal fees and interest was recognized and presented, as of December 31, 2016, within the earn-out consideration on the Company’s balance sheet and the respective expenses are reflected in the consolidated statements of operations under adjustment to earn-out consideration. At this stage, the Company is considering its legal options with regards to the arbitral ruling.

The Company was a minority shareholder in imatrix corp., a Japanese company (“imatrix”). In September 2015, the Company required imatrix to repurchase all imatrix shares held by the Company pursuant to certain provisions of the Companies Act of Japan. However, since the parties could not agree on the correct valuation for such shares, in November 2015, the Company petitioned the Kawasaki Branch of Yokohama District Court in Japan to determine the share valuation of the Company’s shares in imatrix Corporation. In addition, the Company had also filed a claim regarding unpaid royalties pursuant to a commercial agreement between the two parties while imatrix separately claimed damages for unlawful termination of such agreement. In April 2017, the parties reached a settlement pursuant to which imatrix paid JPY 75 million (approximately US$676,000) to Cyren to settle all such claims.

Other than the above, the Company is not a direct party to any litigation, and it is not aware of any threatened litigation which, in the aggregate, that we believe would be material to the business of the Company.

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

The following table lists the high and low closing sales prices for the Company’s ordinary shares on the NASDAQ Capital Market for the periods indicated:

	High	Low
2012:	$3.40	$2.42
2013:	$3.99	$2.02
2014:	$4.09	$1.45
2015:	$3.43	$1.57
2016:	$2.50	$1.31

2015:
First Quarter	$3.17	$1.67
Second Quarter	$3.43	$1.87
Third Quarter	$2.09	$1.57
Fourth Quarter	$2.02	$1.61

2016:
First Quarter	$1.76	$1.31
Second Quarter	$2.00	$1.62
Third Quarter	$2.50	$1.93
Fourth Quarter	$2.49	$1.70

Most Recent Six Months:

October 2016	$2.49	$2.15
November 2016	$2.25	$2.00
December 2016	$2.20	$1.70
January 2017	$2.15	$1.95
February 2017	$2.25	$2.05
March 2017	$2.10	$1.93

The following table lists the high and low closing sales prices for the Company’s ordinary shares on the TASE for the periods indicated. Share prices on the TASE are quoted in ILS:

	High		Low
2015:
First Quarter	ILS	12.39	ILS	6.63
Second Quarter	ILS	13.25	ILS	7.16
Third Quarter	ILS	8.12	ILS	6.05
Fourth Quarter	ILS	8.04	ILS	6.17

2016:
First Quarter	ILS	6.92	ILS	5.18
Second Quarter	ILS	7.67	ILS	6.29
Third Quarter	ILS	9.64	ILS	7.48
Fourth Quarter	ILS	9.17	ILS	6.95

Most Recent Six Months:

October 2016	ILS	9.17	ILS	8.29
November 2016	ILS	8.70	ILS	7.85
December 2016	ILS	9.03	ILS	6.95
January 2017	ILS	8.73	ILS	7.42
February 2017	ILS	8.60	ILS	7.58
March 2017	ILS	7.62	ILS	7.00

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

As of December 31, 2016, following the approval of our shareholders of an increase in our authorized share capital on December 22, 2016, our authorized share capital consisted of 75,353,340 ordinary shares, ILS 0.15 par value. As of December 31, 2016 and March 31, 2017, there were 39,174,272 and 39,185,126 ordinary shares issued and outstanding and 1,179,681 and 1,168,827 ordinary shares were dormant, respectively.

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

Pursuant to the Companies Law, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy. Nonetheless, provisions were established in the Companies Law that allow a company, by special majority vote of the Company’s shareholders, to approve terms of office and employment that are not in line with the approved compensation policy.

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

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

●	A private placement that meets all of the following conditions:

●	The private placement will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital.

●	20% or more of the voting rights in the company prior to such issuance are being offered.

●	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

●	A private placement which results in anyone becoming a controlling shareholder of the public company.

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

Convertible Notes

In March 2017, we issued $6.3 million aggregate principal amount of convertible notes in a private placement. The notes are unsecured, unsubordinated obligations of Cyren and carry a 5.0% interest rate, payable semi-annually in (i) 50% cash and (ii) 50% cash or ordinary shares at Cyren’s election. The notes will have a 2.5-year term and mature in September 2019, unless converted in accordance with their terms prior to maturity. The notes have a conversion price of $2.50 per share and are convertible into 400 ordinary shares per $1,000 principal amount of notes. The conversion price is subject to adjustment should future equity issuances be priced at less than $2.10 per share.

Company Credit Lines

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank which was amended as of July 21, 2015. According to the amended agreement, the bank provided the Company with a credit line of $6.0 million with a maturity date of March 20, 2016. The amounts drawn down from the credit line were subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day would not be less than 5.5% per annum, provided, however, that the Company pay a minimum aggregate amount of interest of no less than $18 thousand per month. In relation to this credit line, the Company was obliged by the bank to comply with certain financial covenants, as defined in the agreement and agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. During the first quarter of 2016, the Company decided not to extend the credit line as the funds were deemed unnecessary, and the credit line was paid down in full.

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

Israeli taxation

The following is a summary of the principal tax laws applicable to companies in Israel, including special reference to their effect on us, and Israeli government programs benefiting us. This section also contains a discussion of the material Israeli tax consequences to you if you acquire our ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to you in light of your personal investment circumstances or if you are subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in this discussion will be accepted by the tax authorities or courts. The discussion should not be understood as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

The Israeli corporate tax rate in 2016 was 25%, in 2017 is 24% and in 2018 will be 23%.

Generally, non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

●	Special depreciation rate on know-how, patents and/or right to use a patent or certain other intangible property rights.

●	Expenses related to a public offering on TA stock exchange or recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Corporations are subject to corporate tax with respect to total income, including capital gains, at a corporate tax rate of 24% in 2017 (25% in 2016).

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

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli and non-Israeli resident individuals and non-Israeli resident corporations we would be required to withhold income tax at the rate of 25% (or 30% if such non-Israeli resident individual is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), unless a different rate is provided in an applicable tax treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25% or 15% in case of dividends paid out of the profits of an Approved Enterprise (or a Benefited Enterprise), subject to certain conditions.. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year (if any), are generally taxed at a rate of 12.5%. subject to certain conditions.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States (as determined under U.S. federal income tax rules) , including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust or one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury Regulations.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is liable to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity (including private foundations) ; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; (9) S corporations  or (10) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly, indirectly or constructively, at any time, ordinary shares representing 10% or more of our voting power.

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

For this purpose, “qualified dividend income” means, inter alia , dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation is not a PFIC (as defined in “—Passive Foreign Investment Companies”) in the year of the distribution or in the prior tax year and that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program and the U.S. Treasury Department has determined that the treaty is satisfactory for purposes of the legislation. The IRS has published guidance stating that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty. Thus, based on current law and applicable administrative guidance, dividends paid on our ordinary shares will be eligible for treatment as qualified dividend income, provided that we are not a PFIC, and the holding period and other requirements are satisfied.

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

The amount of a distribution with respect to our ordinary shares will include the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Taxation of Non-Resident Holders of Shares.”) Cash distributions paid by us in ILS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such ILS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the ILS, any subsequent gain or loss in respect of such ILS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Taxation of Sale, Exchange or other Taxable Disposition of Our Ordinary Shares

Except as provided in “—Passive Foreign Investment Companies”, upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the sold ordinary shares and the amount realized on the disposition of such ordinary shares (or its U.S. dollar equivalent if the amount realized is denominated in a foreign currency). A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar equivalent of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  The amount realized on the sale, exchange or other taxable disposition of the ordinary shares will be the amount of cash received plus the fair market value of any property received. The U.S. Holder’s amount realized and tax basis will be measured in U.S. dollars. Subject to the discussion under “— Passive Foreign Investment Companies” below, any gain or loss realized on the sale or exchange or other disposition of ordinary shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares transferred exceeds one year at the time of the disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ordinary shares are currently subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a passive foreign investment company (PFIC). We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, during any taxable year, either:

●	75% or more of our gross income consists of certain types of passive income (the “Income Test”); or

●	the average quarterly value (or basis, in certain cases) of our passive assets (generally assets that generate passive income) is 50% or more of the average quarterly value (or basis, in certain cases) of all of our assets. (the “Asset Test”).

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

Information Reporting and Backup Withholding

In general, a U.S. Holder may be subject to backup withholding, currently at a rate of 28%, on payments made with respect to our ordinary shares. Back-up withholding generally applies if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status, or otherwise fails to comply with specified identification procedures. Backup withholding is not an additional tax and may be claimed as a refund or a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.  Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Certain U.S. Holders holding specified foreign financial assets, including our ordinary shares, with an aggregate value in excess of the applicable U.S. dollar threshold are, subject to certain exceptions, required to report information relating to our ordinary shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax returns, for each year in which they hold our ordinary shares. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of our ordinary shares.

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

The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing an IRS Form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.  The withholding provisions described above generally apply to payments of gross proceeds from a sale or other disposition of our ordinary shares that occurs on or after January 1, 2019, and to payments of dividends. Holders should consult their tax advisors regarding the potential application of such withholding to your investment in our ordinary shares.

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

We are subject to certain of the information reporting requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each quarter and other reports on Form 6-K from time to time. We post our Annual Report on Form 20-F on our web site ( www.cyren.com ) promptly following the filing of our Annual Report with the SEC. We do not intend for any information contained on our Internet website to be considered part of this annual report, and we have included our website address in this Annual Report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

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

In addition, since we are also listed on the Tel Aviv Stock Exchange we submit copies of all our filings with the SEC and announcements made public by us to our shareholders in the United States of America to the Israeli Securities Authority and the Tel Aviv Stock Exchange. Such copies can be retrieved electronically through the Tel Aviv Stock Exchange’s Internet messaging system (www.maya.tase.co.il) and through the MAGNA distribution site of the Israeli Securities Authority ( www.magna.isa.gov.il ).

I.	Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We mainly develop our technology in Israel and in Germany and seek to provide our services worldwide. As a result, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the ILS and Euro. We are exposed to the risk of fluctuation in the U.S. dollar/ILS and the U.S. dollar/Euro exchange rate. Our ILS and Euro-denominated expenses consist principally of salaries and related personnel expenses. Although the majority of our revenues are in U.S. dollars, a substantial portion of our sales are derived from the Euro currency. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.

Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) As of December 31, 2016, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2016, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed our internal control over financial reporting as of December 31, 2016. Our management based its assessment on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective.

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

(c) During the period covered by this Annual Report, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16

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

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2016, for which audited financial statements appear in this Annual Report. The following table presents the aggregate fees for audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global during the years ended December 31, 2016 and 2015:

	Year ended December 31,
(in thousands)	2016 Fees	2015 Fees

Audit Fees (1)	$193	$229
Tax Fees (2)	8	8
All Other Fees (3)	47	13
Total	$248	$250

(1)	Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the independent registered public accounting firm can reasonably provide, and include the group audit including statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC.

(2)	Tax fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility of employees.

(3)	Audit performed on the books and records of a customer.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of our current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the Company’s independent registered public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year. The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2016, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2016, 2015 and 2014, no repurchases occurred.

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

While the Company’s most current Annual Report on Form 20-F, inclusive of consolidated financial statements, is available on its website at www.cyren.com , and the Company has indicated publicly that it will provide copies of that report free of charge, upon shareholder request, nevertheless the Company is not in strict compliance with the NASDAQ listing rule. The Company does not include a statement on its website in the form noted above and does not issue a press release upon the posting of the annual report to its website; rather, the Company is following its home country practice (in Israel, which, in addition to the Company’s activities noted above, also enables shareholders to inspect the Company’s annual consolidated financial statements in person at its principal offices).

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

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

The Company has responded to Item 18.

Item 18. Financial Statements.

See pages F-1 to F-33.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CYREN LTD.

We have audited the accompanying consolidated balance sheets of Cyren Ltd. and its subsidiaries (collectively, “the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of EY Global

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31
	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,621	$16,379
Trade receivables (net of allowances for doubtful accounts of $560 and $752 as of December 31, 2016 and 2015, respectively)	3,061	3,849
Prepaid expenses and other receivables	918	831

Total current assets	14,600	21,059

LONG-TERM ASSETS:
Intangible assets, net	10,426	10,264
Goodwill	19,441	19,864
Severance pay fund	604	700
Long-term restricted lease deposits	380	197
Property and equipment, net	2,081	2,321

Total long-term assets	32,932	33,346

Total assets	$47,532	$54,405

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share data)

	December 31
	2016	2015

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$764	$603
Credit line	-	4,169
Employees and payroll accruals	2,528	2,500
Accrued expenses and other liabilities	755	764
Earn-out consideration and related costs	3,041	2,346
Deferred revenues	4,609	3,269

Total current liabilities	11,697	13,651

LONG-TERM LIABILITIES:
Deferred revenues	1,788	824
Deferred tax liability, net	1,374	1,627
Accrued severance pay	816	824
Other liabilities	119	131

Total long-term liabilities	4,097	3,406

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares nominal value ILS 0.15 par value -
Authorized: 75,353,340 and 55,353,340 shares as of December 31, 2016 and 2015, respectively; Issued: 40,353,953 shares as of December 31, 2016 and 2015; Outstanding: 39,174,272 and 39,121,198 shares as of December 31, 2016 and 2015, respectively	1,497	1,497
Additional paid-in capital	216,147	215,193
Treasury shares: 1,179,681 and 1,232,755 ordinary shares as of December 31, 2016 and 2015, respectively	(3,867)	(4,064)
Accumulated other comprehensive loss	(2,851)	(2,390)
Accumulated deficit	(179,188)	(172,888)

Total shareholders’ equity	31,738	37,348

Total liabilities and shareholders’ equity	$47,532	$54,405

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2016	2015	2014

Revenues	$30,983	$27,762	$31,925
Cost of revenues	10,042	8,866	8,578

Gross profit	20,941	18,896	23,347

Operating expenses:

Research and development, net	8,656	8,842	11,101
Sales and marketing	10,814	8,466	11,609
General and administrative	6,645	6,123	7,906
Adjustment to earn-out consideration	893	(75)	(744)

Total operating expenses	27,008	23,356	29,872

Operating loss	(6,067)	(4,460)	(6,525)

Other income (expense), net	(1)	27	187
Financial expenses, net	(147)	(243)	(874)

Loss before taxes on income	(6,215)	(4,676)	(7,212)
Tax benefit (expense)	2	(123)	196

Loss	$(6,213)	$(4,799)	$(7,016)

Basic and diluted loss per share	$(0.16)	$(0.14)	$(0.25)

Weighted average number of shares used in computing basic loss per share	39,135,321	34,315,638	28,598,323

Weighted average numbers of shares used in computing diluted loss per share	39,135,321	34,315,638	28,598,323

The accompanying notes are an integral part of these consolidated financial statements.

F-5

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

	Year ended December 31,
	2016	2015	2014

Loss	$(6,213)	$(4,799)	$(7,016)

Other comprehensive loss:
Foreign currency translation adjustments	(461)	(1,655)	(2,077)

Comprehensive loss	$(6,674)	$(6,454)	$(9,093)

The accompanying notes are an integral part of these consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share data)

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss) (*)	Accumulated deficit	Total

Balance as of January 1, 2014	26,472,963	$986	$191,786	$(4,841)	$1,342	$(160,964)	$28,309

Issuance of shares and warrants upon public offering ($2.41 per combination), net of $1,261 issuance expenses	4,771,796	209	10,030	-	-	-	10,239
Issuance of treasury shares upon exercise of options	152,181	-	(89)	564	-	(91)	384
Stock-based compensation related to options granted to non-employees	-	-	38	-	-	-	38
Stock-based compensation related to employees	-	-	1,182	-	-	-	1,182
Other comprehensive loss	-	-	-	-	(2,077)	-	(2,077)
Loss	-	-	-	-	-	(7,016)	(7,016)

Balance as of December 31, 2014	31,396,940	1,195	202,947	(4,277)	(735)	(168,071)	31,059

Issuance of shares upon public offering ($1.65 per share), net of $1,126 issuance expenses	7,666,665	302	11,222	-	-	-	11,524
Issuance of treasury shares upon exercise of options	57,593	-	(42)	213	-	(18)	153
Stock-based compensation related to options granted to non-employees	-	-	35	-	-	-	35
Stock-based compensation related to employees	-	-	1,031	-	-	-	1,031
Other comprehensive loss	-	-	-	-	(1,655)	-	(1,655)
Loss	-	-	-	-	-	(4,799)	(4,799)

Balance as of December 31, 2015	39,121,198	1,497	215,193	(4,064)	(2,390)	(172,888)	37,348

Issuance of treasury shares upon exercise of options	53,074	-	(26)	197	-	(87)	84
Stock-based compensation related to options granted to non-employees	-	-	27	-	-	-	27
Stock-based compensation related to employees	-	-	953	-	-	-	953
Other comprehensive loss	-	-	-	-	(461)	-	(461)
Loss	-	-	-	-	-	(6,213)	(6,213)

Balance as of December 31, 2016	39,174,272	$1,497	$216,147	$(3,867)	$(2,851)	$(179,188)	$31,738

(*)	Relates to foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2016	2015	2014

Cash flows from operating activities:

Loss	$(6,213)	$(4,799)	$(7,016)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	11	9	15
Depreciation	1,246	1,337	1,285
Stock-based compensation	980	1,066	1,220
Amortization of intangible assets	2,836	1,549	1,736
Accrued interest, accretion of discount and exchange rate differences on credit line	(19)	69	124
Accretion and change in fair value of earn-out liabilities, net	-	(27)	(445)
Other expenses related to the earn-out consideration	774	-	-
Deferred taxes, net	(212)	(257)	(318)

Changes in assets and liabilities:
Trade receivables, net	759	716	866
Prepaid expenses and other receivables	(82)	36	839
Change in long-term lease deposits	(184)	(12)	1
Trade payables	124	(110)	(542)
Employees and payroll accruals, accrued expenses and other liabilities	16	(417)	(496)
Deferred revenues	2,305	(1,069)	(1,047)
Accrued severance pay, net	88	52	18
Other long-term liabilities	(11)	41	100

Net cash provided by (used in) operating activities	2,418	(1,816)	(3,660)

Cash flows from investing activities:

Capitalization of technology	(3,128)	(1,929)	-
Proceeds from sale of property and equipment	-	5	9
Purchase of property and equipment	(985)	(1,222)	(771)

Net cash used in investing activities	(4,113)	(3,146)	(762)

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2016	2015	2014

Cash flows from financing activities:

Proceeds from public offering, net	-	11,524	10,239
Payment of earn-out consideration	-	(457)	(351)
Proceeds from credit line	-	4,400	6,800
Repayment of credit line	(4,150)	(5,200)	(5,270)
Proceeds from options exercised	84	153	384

Net cash provided by (used in) financing activities	(4,066)	10,420	11,802

Effect of exchange rate changes on cash and cash equivalents	3	(142)	(74)

Increase (decrease) in cash and cash equivalents	(5,758)	5,316	7,306
Cash and cash equivalents at the beginning of the year	16,379	11,063	3,757

Cash and cash equivalents at the end of the year	$10,621	$16,379	$11,063

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes	$299	$190	$207

Interest	$60	$185	$279

Non-cash transactions:

Purchase of property and equipment by credit	$(39)	$(82)	$(324)

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 1:	GENERAL

Cyren Ltd. (henceforth “Cyren”) was incorporated under the laws of the State of Israel on February 10, 1991 and its legal form is a company limited by shares. Cyren listed its shares to the public on July 15, 1999 under the name Commtouch Software Ltd. and changed its legal name to Cyren Ltd. in January 2014. Cyren and its subsidiaries, unless otherwise indicated will be referred to in these consolidated financial statements as the “Company”.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates, including those related to fair value and useful lives of intangible assets, fair value of earn-out liabilities, valuation allowance on deferred tax assets, income tax uncertainties, fair values of stock-based awards, other contingent liabilities and estimates used in applying the revenue recognition policy. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in U.S. dollars:

Cyren’s revenues, and certain of its subsidiary’s revenues, are generated mainly in U.S. dollars. In addition, most of their costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which Cyren and certain of its subsidiaries operate. Thus, the functional and reporting currency of Cyren and certain of its subsidiaries is the U.S. dollar.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

e.	Restricted deposits:

The Company maintains certain deposits amounts restricted as to withdrawal or use. On December 31, 2016, the Company maintained a balance of $228 which is restricted and is held as collateral for a bank guarantee and a letter of credit provided to the lessors of two of the Company’s offices. Restricted deposits are presented within the long-term restricted lease deposits balance.

f.	Investment in affiliates:

The Company’s investments in affiliated companies comprises of investments in which the Company owns less than 20.0% or in which the Company cannot exercise significant influence over the affiliates’ operating and financial policies. These investments are stated at cost.

The investment in affiliate balance has been zero since December 31, 2013 and no new investments were made during the years ended December 31, 2014, 2015 and 2016.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

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

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 1 to 15 years. Acquired customer contracts and relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer contracts and relationships arrangements as compared to the straight-line method. Technology, Intellectual Property and Trademark are amortized over their estimated useful lives on a straight-line basis.

i.	Impairment of long-lived assets:

The Company’s long-lived assets and identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of these assets is measured by comparison of the carrying amount of each asset group to the future undiscounted cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

During 2014 through 2016, no impairment losses have been identified.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Goodwill:

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

For each of the three years in the period ended December 31, 2016, no impairment losses have been identified.

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

(in thousands of U.S. dollars, except share and per share data)

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

As of December 31, 2016, there are no unobservable inputs remaining which are related to the liability as the period for determining the earn-out consideration value ended as of December 31, 2015. The value as of December 31, 2016 represents the remaining actual undiscounted cash-flow that is expected from the earn-out consideration, including accrued interest expenses through December 31, 2016.

l.	Revenue recognition:

The Company derives its revenues from the sale of real-time cloud-based services for each of Cyren’s email security, web security, antimalware and advanced threat protection offerings. The Company sells its solutions primarily through OEMs which are considered end-users and also sells complete security services directly to enterprises.

Revenue is recognized when there is persuasive evidence of an arrangement, the service has been rendered, the collection of the fee is probable and the amount of fees to be paid by the customer is fixed or determinable.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from such services are recognized ratably over the contractual service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues. Such revenues are recognized ratably over the term of the related agreement.

m.	Research and development costs, net:

Research and development costs are charged to statements of operations as incurred.

n.	Capitalized technology:

The Company capitalizes development costs incurred during the application development stage which are related to internal-use technology that supports its security services. Costs related to preliminary project activities and post implementation activities are expensed as incurred as research and development costs on the statements of operations. Capitalized internal-use technology is included in intangible assets on the balance sheet and is amortized on a straight-line basis over its estimated useful life, which is generally one to three years. Amortization expenses are recognized under cost of goods sold. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

o.	Government grants:

The Company receives government grants for funding certain approved research and development projects. These grants are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. The deduction in research and development costs due to government grants amounted to $852, $800 and $516 in 2016, 2015 and 2014, respectively.

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The provision for doubtful accounts amounted $560 and $752 at December 31, 2016 and 2015, respectively. Bad debt benefit for each of the years ended December 31, 2016, 2015 and 2014 was $4, $314 and $73, respectively.

q.	Accounting for stock-based compensation:

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

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non-Employees” (“ASC 505-50”), with respect to options issued to non-employees.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted to employees and directors in 2016, 2015 and 2014 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Stock options	2016	2015	2014

Volatility	48%-50%	42%-48%	38%-42%
Risk-free interest rate	0.8%-1.4%	1.1%-1.2%	1.0%-1.7%
Dividend yield	0%	0%	0%
Expected term (years)	3.4-4.0	3.4-3.9	3.3-4.9

r.	Basic and diluted loss per share:

Basic loss per share has been computed using the weighted-average number of ordinary shares outstanding during the year. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

In 2016, 2015 and 2014 there is no difference between the denominator of basic and diluted loss per share.

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted loss per share, since it would have an anti-dilutive effect, was 6,793,764, 6,402,517 and 5,837,758 for 2016, 2015 and 2014, respectively.

s.	Severance pay:

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective October, 2014, the Company’s agreements with new employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payment is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expense for the years ended December 31, 2016, 2015 and 2014 was $87, $53 and $26, respectively.

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

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to amounts more likely than not to be realized.

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

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Comprehensive loss:

The Company accounts for comprehensive loss in accordance with ASC No. 220, “Comprehensive Income”. Comprehensive loss generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gains and losses from functional currency translation adjustments on behalf of subsidiaries whose functional currency has been determined to be their local currency.

w.	Reclassifications:

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

For the year ended December 31, 2014, certain depreciation expenses that were previously reported as research and development, net, sales and marketing and general and administrative, in the amount of $121, $193 and $141, respectively, have been reclassified to cost of revenues in the consolidated statements of operations. For the year ended December 31, 2015, certain depreciation expenses that were previously reported as research and development, net, sales and marketing and general and administrative, in the amount of $88, $252 and $203, respectively, have been reclassified to cost of revenues in the consolidated statements of operations.

Certain amounts associated with the issuance of shares upon exercise of options, which were previously reported as an additional deficit under the accumulated deficit, in the amount of $89 and $42, have been reclassified to additional paid in capital under the statements of changes in shareholders’ equity for the years ended December 31, 2014 and 2015, respectively. The reclassification was also reflected on the balances of the accumulated deficit and additional paid in capital on the consolidated balance sheets as of December 31, 2015.

The Company reviewed the impact of these reclassifications and determined that the reclassifications were not material on the prior years’ consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an ASU No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In 2015, the FASB issued guidance to defer the effective date to fiscal years beginning after December 15, 2017 with early adoption for fiscal years beginning after December 15, 2016.

In March, April, May and December 2016, the FASB issued additional updates regarding certain principal versus agent considerations, identifying performance obligations and licensing, various narrow scope improvements and technical corrections and improvements based on practical questions raised by users.

The standard requires revenue to be recognized when control of promised goods or services is transferred to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining customer contracts. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the standard is applied only to the period of adoption and the cumulative effect of applying the standard would be recognized at the beginning of that period. The Company is currently evaluating the method of adoption of the new revenue standard and also the impact that the standard will have on its consolidated financial statements and related disclosures. The Company intends to adopt the new standard in the first quarter of 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

In March 2016, FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update change the accounting for certain stock-based compensation transactions, including the income tax consequences and cash flow classification for applicable transactions. The Company will adopt this ASU on its effective date of January 1, 2017. The Company is currently evaluating the impact that this guidance will have on its consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The standard eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (“the Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The standard will become effective for us beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The Company adopted the provisions of ASU 2014-15 for the year ended December 31, 2016.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this new guidance.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230)”, which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Company is currently evaluating the impact that this ASU will have on its consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 3:	PROPERTY AND EQUIPMENT, NET

	December 31
	2016	2015

Cost:
Computers and peripheral equipment	$10,019	$9,309
Office furniture and equipment	1,194	1,118
Leasehold improvements	1,677	1,619

	12,890	12,046

Less accumulated depreciation	(10,809)	(9,725)

Property and equipment, net	$2,081	$2,321

Depreciation expense amounted to $1,246, $1,337 and $1,285 in 2016, 2015 and 2014, respectively.

NOTE 4:	INTANGIBLE ASSETS, NET

a.	Definite-lived intangible assets:

	December 31,
	2016	2015
Original amounts:
Customer contracts and relationships	$4,978	$5,065
Technology	(*) 12,458	(*) 9,486
Trademarks	1,537	1,556

Total original amounts	18,973	16,107

Accumulated amortization:
Customer contracts and relationships	(3,014)	(2,479)
Technology	(4,887)	(2,866)
Trademarks	(646)	(498)

Accumulated amortization	(8,547)	(5,843)

Intangible assets, net	$10,426	$10,264

(*) Includes $5,056 and $1,929 capitalized technology as of December 31, 2016 and 2015, respectively. Capitalized technology includes $2,143 and $1,755 for which amortization has not yet begun as of December 31, 2016 and 2015, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 4:	INTANGIBLE ASSETS, NET (Cont.)

b.	The intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method, except for customer relations which are amortized on an accelerated basis.

The following table sets forth the weighted average annual rates of amortization for the major classes of intangible assets:

Weighted average %

Customer contracts and relationships	7.5
Technology	26.0
Trademarks	10.0

Total intangible assets	19.1

c.	Amortization expense amounted to $2,836, $1,549 and $1,736 for 2016, 2015 and 2014, respectively.

d.	The estimated aggregate amortization expenses for the five succeeding fiscal years are as follows:

2017	$3,536
2018	2,785
2019	1,012
2020	937
2021	767
Thereafter	1,389

Total	$10,426

NOTE 5:	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2016 and 2015 are as follows:

	Year ended December 31,
	2016	2015

Balance at the beginning of the year	$19,864	$21,325

Foreign currency translation adjustments	(423)	(1,461)

Balance at the year end	$19,441	$19,864

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 6:	EARN-OUT CONSIDERATION

The earn-out consideration is based on revenues recognized for each of the years ended December 31, 2015, 2014 and 2013. As of December 31, 2015, the period for determining the fair value of the earn-out consideration has ended, and the value as of said date represents the remaining actual undiscounted cash-flow that is expected from the liability. During 2015 and 2014 the Company made a payment of $457 and $351, respectively, on account of the earn-out. No payments were made in 2016.

During 2015 and 2014 the fair value of the liability was reduced by $75 and $744 respectively. No change in the fair value occurred during 2016.

Subsequent to the reporting period, the Company received a ruling in the arbitral proceedings that where held with the former eleven shareholders regarding earn-out consideration of the eleven acquisition (refer to Note 7 for further details on the arbitral proceedings). Pursuant to the ruling, the earn-out consideration balance has been increased to reflect additional legal expenses and interest expenses covering the period up to December 31, 2016 in a total amount of $774. These additional expenses are reflected in the consolidated statements of operations under adjustment to earn-out consideration.

NOTE 7:	COMMITMENTS AND CONTINGENCIES

a.	Cyren Ltd., which was incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist (“OCS”) for the support of certain research and development activities conducted in Israel.

In connection with specific research and development, the Company received $2,752 of participation payments from the OCS through December 31, 2016. In return for the OCS’s participation in this program, the Company is committed to pay royalties at a rate of 3.5% of the developed product sales for the program, up to 100% of the amount of grants received plus interest at annual LIBOR rate. The Company’s total commitment for royalties payable with respect to future sales, based on OCS participations received, net of royalties paid or accrued, totaled $2,150 as of December 31, 2016. For the years ended December 31, 2016, 2015 and 2014, $156, $128 and $129, respectively, were recorded as cost of revenues with respect to royalties due to the OCS.

b.	Operating leases:

Certain facilities of the Company are rented under non-cancellable operating lease agreements, which expire on various dates, the latest of which is in 2026.

Facilities rent expenses for 2016, 2015 and 2014 were $1,090, $978 and $1,056, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

Annual minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2019), at the exchange rate in effect on December 31, 2016, are as follows:

2017	$1,559
2018	1,353
2019	1,046
2020	825
2021	841
2022 and thereafter	1,137

$6,671

c.	Litigation:

In 2014, the Company entered into arbitral proceedings with the former shareholders of eleven regarding an escrow agreement. Cyren and the former shareholders disputed an amount of €740 in the escrow account. In addition to the escrow dispute, in January 2015 the former shareholders had initiated claims of €781 from the Company relating to the 2013 earn-out liability under the same purchase agreement.  The Company initiated a counter-claim in the total amount of €2,248. With respect to these claims, subsequent to the reporting period, the arbitrational panel provided their ruling in which it accepted the claims submitted by the former eleven shareholders with respect to the escrow amount and the 2013 earn-out liability. The arbitrational panel also ruled that Cyren pay legal expenses in the amount of €574 (out of which €113 had been previously deposited) and interest on the claimed amounts, which up to December 31, 2016, amounted to €171. The 2014 and 2015 earn-out amounts, which have already been recognized within the earn-out consideration on the Company’s balance sheet as of December 31, 2015, in the amount of €1,374, may be payable on the same basis as set forth in the arbitral ruling. The ruling, as it relates to the escrow amounts, does not form a liability for the Company since the escrow funds are held off the Company’s balance sheet. The additional liability arising from the legal fees and interest was recognized and presented, as of December 31, 2016, within the earn-out consideration on the Company’s balance sheet and the respective expenses are reflected in the consolidated statements of operations under adjustment to earn-out consideration.

At this stage, the Company is considering its legal options with regards to the arbitral ruling.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 8:	SHAREHOLDERS’ EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared.

b.	Public offering:

On August 17, 2015, the Company completed a public offering of 7,666,665 ordinary shares, nominal value ILS 0.15 per share at an offering price of $1.65 per share, which includes the full exercise of the underwriter’s overallotment option of 999,999 ordinary shares. The Company received total proceeds of $11,524, which is net of $1,126 issuance expenses.

c.	Employee stock options:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the “Amended and Restated Israeli Share Option Plan”). On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Equity Incentive Plan (the “Employee Plan”). This plan, along with its respective Israeli appendix, has replaced all existing employee stock option plans which have terminated.

The Employee Plan allows for the issuance of Restricted Stock Units (“RSUs”), as well as options. The options and RSUs generally vest over a period of four years. Options granted under the Employee Plan generally expire after six years from the date of grant. Options and RSUs cease vesting upon termination of the optionee’s employment or other relationship with the Company. The per share exercise price for options shall be no less than 100% of the fair market value per ordinary share on the date of grant. Any options and RSUs that are canceled or not exercised within the option term become available for future grant.

As of December 31, 2016, an aggregate of 4,630,060 ordinary shares of the Company are still available for future grant to employees.

d.	Directors stock option plan:

In 1999, the Company adopted the 1999 Directors Stock Option Plan, and in 2008 shareholders approved an extension of the term of this plan through July 13, 2019. On December 15, 2006, the plan was extended through 2016. On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Non-Employee Equity Incentive Plan (the “Non-Employee Plan”). This plan, along with its respective Israeli appendix, has replaced all existing non-employee stock option plans which have terminated.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

The Non-Employee Plan allows for the issuance of Restricted Stock Units (“RSUs”), as well as options. Each option and RSU granted under the Non-Employee Plan generally vests over a period of four years. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Options granted under the Non-Employee Plan generally expire after six years from the date of grant. Options and RSUs cease vesting upon termination of the relationship with the Company.

As of December 31, 2016, an aggregate of 400,000 ordinary shares of the Company are still available for future grant to non-employees.

e.	A summary of the Company’s employees and directors stock option activity under the plans is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value

Outstanding at January 1, 2016	4,735,732	$2.92	3.69	$36

Granted	2,927,501	1.68
Exercised	(53,074)	1.58
Expired and forfeited	(2,088,529)	2.62

Outstanding at December 31, 2016	5,521,630	$2.39	3.96	$1,141

Options vested and expected to vest at December 31, 2016	5,173,728	$2.42	3.89	$1,028

Exercisable options at December 31, 2016	2,443,610	$3.04	2.85	$123

Weighted average fair value of options granted during the year		$0.63

As of December 31, 2016, the Company had $1,848 of unrecognized compensation expense related to non-vested stock options, expected to be recognized over a remaining weighted average period of 2.73 years.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

f.	The employee and directors options outstanding as of December 31, 2016, have been separated into ranges of exercise prices, as follows:

Outstanding				Exercisable
Exercise		Weighted average remaining	Weighted average exercise		Weighted average exercise
price per	Options	contractual	price per	Options	price per
share	outstanding	life in years	share	exercisable	share

$1.44 - $2.13	2,562,807	5.26	$1.70	232,098	$1.62
$2.29 - $2.91	932,041	2.54	$2.63	788,023	$2.62
$3.00 - $3.14	1,216,977	3.53	$3.03	741,354	$3.05
$3.16 - $3.32	582,137	2.68	$3.26	454,467	$3.25
$3.41 - $3.67	227,668	0.70	$3.51	227,668	$3.51

	5,521,630	3.96	$2.39	2,443,610	$2.85

g.	A summary of the Company’s RSUs activity under the plans is as follows:

Number of RSUs

Outstanding at January 1, 2016	-

Granted	30,000
Vested	-
Forfeited	-

Outstanding at December 31, 2016	30,000

h.	Options to non-employees:

Issuance date	Options outstanding	Exercise price per share	Options exercisable	Exercisable through

February 16, 2012	53,000	$3.16	53,000	Feb-18
February 13, 2013	5,000	$3.14	4,792	Feb-19
August 1, 2013	150,000	$3.08	125,000	Aug-19
May 14, 2014	3,000	$3.32	1,946	May-20
February 18, 2015	3,000	$3.00	1,388	Feb-21
February 10, 2016	40,000	$1.44	7,500	Feb-22

	254,000		193,626

The options vest and become exercisable at a rate of 1/16 of the options every three months.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2016, the Company had approximately $49 of unrecognized compensation expense related to non-employee non-vested stock options, expected to be recognized over a weighted average period of 2.54 years.

h.	The total stock-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2016, 2015 and 2014, was as follows:

	Year ended December 31,
	2016	2015	2014

Cost of revenues	$73	$64	$55
Research and development	314	302	292
Sales and marketing	198	251	292
General and administrative	395	449	581

	$980	$1,066	$1,220

NOTE 9:	INCOME TAXES

a.	Corporate tax structure:

The Israeli corporate tax rate was 25% in 2016, and 26.5% in 2014 and 2015.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $1,838 and unrecognized deferred tax liability related to such earnings amounted to $551 as of December 31, 2016.

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

As of December 31, 2016, Cyren’s net operating loss carryforwards for tax purposes amounted to $66,674 and capital loss carryforwards of $15,666 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2016 the U.S. subsidiary had net operating loss carryforwards of $97,979. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2036.

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

(in thousands of U.S. dollars, except share and per share data)

NOTE 9:	INCOME TAXES (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2016 and 2015, the Company’s deferred taxes were in respect of the following:

	December 31,
	2016	2015

Deferred tax assets:

Net operating loss carryforwards	$48,740	$49,398
Capital loss carryforwards	3,603	4,149
Other	2,693	2,527

Deferred tax assets before valuation allowance	55,036	56,074
Valuation allowance	(54,068)	(55,457)

Deferred tax asset, net of valuation allowance	968	617

Deferred tax liabilities:

Intangibles	(2,206)	(2,129)
Deferred revenue	(136)	(115)

Deferred tax liability	(2,342)	(2,244)

Deferred tax liability, net (*)	$(1,374)	$(1,627)

(*) The entire amount is due to foreign deferred taxes

e.	Reconciliation of the theoretical tax benefit (expense):

For the year ended December 31, 2016, the main reconciling item between the Company’s statutory tax rate and the effective tax rate relates to the increase in the valuation allowance in the amount of $1,586 due to the net increase in carryforward losses.

For the year ended December 31, 2015, the main reconciling item between the Company’s statutory tax rate and the effective tax rate relates to the increase in the valuation allowance in the amount of $1,329 due to the net increase in carryforward losses.

For the year ended December 31, 2014, the main reconciling item between the Company’s statutory tax rate and the effective tax rate relates to the decrease in valuation allowance due to the expiration of capital loss carryforwards in the amount of $1,700.

The statutory tax rate used in the reconciliation is the Israeli corporate tax rate.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 9:	INCOME TAXES (Cont.)

f.	Loss before tax benefit (expense) consists of the following:

	Year ended December 31,
	2016	2015	2014

Domestic	$(5,034)	$(4,679)	$(5,342)
Foreign	(1,181)	3	(1,870)

Loss before tax benefit (expense)	$(6,215)	$(4,676)	$(7,212)

g.	Tax benefit (expense) is comprised of the following:

	Year ended December 31,
	2016	2015	2014

Current taxes:
Foreign	$(212)	$(389)	$(122)
Domestic	-	(2)	-

	$(212)	$(391)	$(122)

Deferred taxes:
Foreign	$214	$268	$318
Domestic	-	-	-

	$214	$268	$318

Tax benefit (expense), net	$2	$(123)	$196

h.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2016	2015

Beginning balance	$131	$100
Increases (decrease) related to tax positions taken during prior years	(7)	41
Effect of exchange rate	(5)	(10)

Ending balance	$119	$131

The entire amount of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 9:	INCOME TAXES (Cont.)

i.	Tax assessments:

Cyren’s tax assessments in Israel are deemed final up to and including 2012.

The U.S. subsidiary tax assessments are deemed final up to and including 2012.

The German subsidiary has final tax assessments up to and including 2013.

NOTE 10:	GEOGRAPHIC INFORMATION

The Company manages its business on a basis of one reportable segment and follows the requirements of ASC 280 “Segment Reporting”.

a.	Revenues from external customers:

	Year ended December 31,
	2016	2015	2014

United States	$12,921	$11,424	$11,712
Germany	7,196	7,326	9,191
Europe (other than Germany)	5,250	3,460	4,635
Asia	2,696	3,436	3,600
Israel	2,832	1,958	1,985
Other	88	158	802

	$30,983	$27,762	$31,925

For the years ended December 31, 2016, 2015 and 2014, the Company had no major customers.

b.	The Company’s net amount of property and equipment is as follows:

	December 31,
	2016	2015

Israel	$751	$825
United States	1,036	1,264
Germany	181	155
Other	113	77

	$2,081	$2,321

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 11:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2016	2015	2014

Income:
Interest on cash and cash equivalents	$1	$1	$2
Foreign currency exchange differences, net	-	78	-

	1	79	2

Expenses:
Accretion of earn-out consideration	-	(48)	(299)
Interest on credit line	(20)	(240)	(435)
Foreign currency exchange differences, net	(88)	-	(48)
Other	(40)	(34)	(94)

	(148)	(322)	(876)

	$(147)	$(243)	$(874)

NOTE 12:	RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2016	2015

Trade receivables	$226	$226
Allowance for doubtful debts	(226)	(226)

Trade receivables, net	$-	$-

b.	Transactions with related parties:

	Year ended December 31,
	2016	2015	2014

Revenues	$-	$226	$991

Bad debt expenses (*)	$-	$(226)	$-

(*) Recorded under general and administrative expenses on the consolidated statements of operations.

NOTE 13:	SUBSEQUENT EVENTS

The Company was a minority shareholder in imatrix corp., a Japanese company (“imatrix”). In September 2015, the Company required imatrix to repurchase all imatrix shares held by the Company pursuant to certain provisions of the Companies Act of Japan. However, since the parties could not agree on the correct valuation for such shares, in November 2015, the Company petitioned the Kawasaki Branch of Yokohama District Court in Japan to determine the share valuation of the Company’s shares in imatrix Corporation. In addition, the Company had also filed a claim regarding unpaid royalties pursuant to a commercial agreement between the two parties while imatrix separately claimed damages for unlawful termination of such agreement. In April 2017, the parties reached a settlement pursuant to which imatrix paid JPY 75 million (approximately US$676,000) to Cyren to settle all such claims.

In March 2017, the Company issued $6.3 million aggregate principal amount of convertible notes in a private placement. The notes are unsecured, unsubordinated obligations of Cyren and carry a 5.0% interest rate, payable semi-annually in (i) 50% cash and (ii) 50% cash or ordinary shares at Cyren’s election. The notes will have a 2.5-year term and mature in September 2019, unless converted in accordance with their terms prior to maturity. The notes have a conversion price of $2.50 per share and are convertible into 400 ordinary shares per $1,000 principal amount of notes. The conversion price is subject to adjustment should future equity issuances be priced at less than $2.10 per share.

- - - - - - - - - - - - - - - - - - -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cyren Ltd.

By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

April 27, 2017

66

Item 19. Exhibits

Exhibit Index

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 22, 2016

4.1	Cyren Ltd. 2006 U.S. Stock Option Plan.(2)

4.2	Amended and Restated Cyren Ltd. 1999 Non–Employee Directors Stock Option Plan.(3)

4.3	Extension of Amended and Restated Cyren Ltd. 1999 Non-Employee Directors Stock Option Plan.(4)

4.4	Cyren Ltd. Amended and Restated Israeli Share Option Plan.(5)

4.5	2016 Non-Employee Director Equity Incentive Plan (6)

4.6	2016 Equity Incentive Plan (7)

4.7	Summary of Director Compensation. (8)

4.8	The Executive Compensation Policy of the Company, as amended and approved in December 2015. (9)

4.9	Form of Convertible Note

8	List of Subsidiaries of the Company

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent registered public accounting firm.

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Cyren Ltd., File No. 333–78531 [filed June 3, 1999].

(2)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(3)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(4)	Incorporated by reference to Exhibit 4.5 to Annual Report on form 20-F for the year ended December 31, 2008.

(5)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(6)	Incorporated by reference to Exhibit A of Exhibit 99.1 to Registrant’s Form 6-K [furnished November 17, 2016].

(7)	Incorporated by reference to Exhibit B of Exhibit 99.1 to Registrant’s Form 6-K [furnished November 17, 2016].

(8)	Incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2012.

(9)	Incorporated by reference to Exhibit 4.9 to Annual Report on form 20-F for the year ended December 31, 2015.

67