Form 20-F
period 2017-12-31
CYREN Ltd.
filed 2018-04-27
CIK 1084577

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

10 Ha-Menofim St, 5th Floor

Herzliya 4672561, Israel

011–972–9–863–6888

(Address of principal executive offices)

J. Michael Myshrall, Chief Financial Officer, 1430 Spring Hill Road Suite 330 McLean, VA 22102

Fax: 703-760-3321

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2017): 53,375,854 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Unless otherwise indicated, all references in this document to “Cyren”, “the Company,” “we,” “us” or “our” are to Cyren Ltd., and its consolidated subsidiaries, namely Cyren Inc., Cyren Iceland hf, Cyren UK Ltd., and Cyren Gesellschaft mbH.

A.	Selected financial data

The selected consolidated statements of operations data for the years ended December 31, 2017, 2016, and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from the audited Consolidated Financial Statements of Cyren included elsewhere in this Annual Report on Form 20-F, or this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from the previously published audited Consolidated Financial Statements of Cyren not included elsewhere in this Annual Report. Our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes thereto included elsewhere herein:

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(USD and share amounts in thousands, except per share data)
Selected Data:
Revenues	$30,799	$30,983	$27,762	$31,925	$32,248
Operating loss	$(13,762)	$(6,067)	$(4,460)	$(6,525)	$(2,107)
Net loss attributable to ordinary and equivalently participating shareholders	$(15,648)	$(6,213)	$(4,799)	$(7,016)	$(9,871)
Operating income (loss) per share	$(0.33)	$(0.16)	$(0.13)	$(0.23)	$(0.08)
Basic net earnings (loss) per share	$(0.38)	$(0.16)	$(0.14)	$(0.25)	$(0.38)
Diluted operating income (loss) per share	$(0.33)	$(0.16)	$(0.13)	$(0.23)	$(0.08)
Diluted net earnings (loss) per share	$(0.38)	$(0.16)	$(0.14)	$(0.25)	$(0.38)
Weighted average number of shares used in computing basic net earnings per share	40,922	39,135	34,316	28,598	26,231
Weighted average number of shares used in computing diluted net earnings per share	40,922	39,135	34,316	28,598	26,231
Total Assets	$64,236	$47,532	$54,405	$51,473	$50,933

B.	Capitalization and indebtedness

Not applicable

C.	Reason for the offer and use of proceeds

Not applicable

D.	Risk factors

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

Historically, companies have used appliance-based security products, such as firewalls, intrusion prevention systems, or IPS, anti-virus, or AV, and web and messaging gateways, for their IT security. These enterprises may be hesitant to purchase our cloud-based security offering if they believe that signature-based products, or our competitors’ products, are more cost-effective, provide substantially the same functionality or otherwise provide a sufficient level of IT security. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software or hardware appliances for these applications into their businesses, and currently, most enterprises have not allocated a fixed portion of their budgets to protect against next-generation advanced cyber attacks. As a result, to expand our customer base, we need to convince potential customers to allocate a portion of their discretionary budgets to purchase our products and services. If we do not succeed in convincing customers that our offerings should be an integral part of their overall approach to IT security, our sales will not grow as quickly as anticipated, or at all, which would have an adverse impact on our business, results of operations and financial condition.

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

If we are unable to effectively integrate future investments and acquisitions, our business operations and financial results will suffer.

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

If we encounter further difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, the revenue and operating results of the combined company could be adversely affected. The risks we face in connection with acquisitions include:

●	disruption of our ongoing business, diversion of resources, increased expenses and distraction of our management from operating our business to addressing acquisition integration challenges;

●	additional legal and regulatory compliance;

●	cultural challenges associated with integrating employees from the acquired companies into our organization;

●	inability to retain key employees from the acquired companies;

●	inability to strengthen our competitive position, achieve our strategic goals, generate sufficient financial return to offset acquisition costs or realize the expected benefits of the acquisition;

●	failure to identify significant problems or liabilities, including liabilities resulting from the acquired companies’ pre-acquisition failure to comply with applicable laws, during our pre-acquisition due diligence;

●	difficulties related to our entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

●	difficulties in, or inability to, successfully sell any acquired products or services;

●	difficulties with the coordination of research and development, sales and marketing, accounting, human resources and other general and administrative systems;

●	changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisitions;

●	liability for activities of the acquired companies before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and litigation; and

●	unanticipated write-offs or charges.

The occurrence of any of these risks could have a material adverse effect on our business operations and financial results.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

The market for security products and services is intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards and frequent new product introductions and improvements. We anticipate continued challenges from current competitors as well as by new entrants into the industry. If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could weaken, and we could experience a decline in our revenue that could adversely affect our business and results of operations.

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

In addition, some of our larger competitors have substantially broader product offerings and may be able to leverage their relationships with distribution partners and customers based on other products or incorporate functionality into existing products to gain business in a manner that may discourage users from purchasing our products, subscriptions and services, including by selling at zero or negative margins, product bundling or offering closed technology platforms.

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

A loss of any of our large customers could have a material adverse effect on our financial condition and results of operations.

In the year ended December 31, 2017, our three largest customers accounted for approximately 17% of our annual revenues and we expect this percentage to increase in 2018 as a result of contract expansions with those customers. A significant reduction in revenue in the future from these major customers could have a material adverse effect on our financial condition, results of operations and cash flow. In addition, if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies or difficulties in fulfilling their obligations to us, our financial condition could be materially and adversely affected.

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

Our business is substantially dependent on enterprises recognizing that advanced cyber attacks are pervasive and are not effectively prevented by legacy security solutions. High visibility attacks on prominent enterprises and governments have increased market awareness of the problem of advanced cyber attacks and help to provide an impetus for enterprises to devote resources to protecting against advanced cyber attacks, such as purchasing our services and products and broadly deploying our services and products within their organizations. If advanced cyber attacks were to decline, or enterprises perceived that the general level of advanced cyber attacks have declined, our ability to attract new customers and expand our offerings within existing customers could be materially and adversely affected and harm our business, results of operations and financial condition.

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

Our operating results and financial condition may be materially adversely affected if:

●	anticipated orders or payments from these partners fail to materialize;

●	our partners cease the promotion of our business or begin to promote additional solutions;

●	our partners are acquired by larger companies who may have other relationships or technologies that lead to the displacement or termination of Cyren contracts;

●	our partners do not live up to their contractual agreements or fail to pay for services rendered; or

●	our partners’ businesses fail.

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

A number of factors, many of which are enumerated in this “Risk Factors” section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

●	our ability to successfully market both our traditional messaging, antivirus and web security solutions and our newer cloud-based Internet security solutions in new markets, both domestic and international;

●	our ability to successfully develop and market new, modified or upgraded solutions, as may be needed;

●	the continued acceptance of our solutions by our current partners and customer base;

●	our ability to expand our workforce with qualified personnel, as may be needed;

●	unanticipated bugs or other problems affecting the delivery of our solutions to customers;

●	the success of our partners’ sales efforts to their customer base;

●	the solvency of our partners and their ability to allocate sufficient resources towards the marketing of our solutions;

●	our partners’ ability to effectively integrate our solutions into their product offerings;

●	the substantial decrease in information technology spending;

●	the pricing of our solutions;

●	our ability to timely collect fees owed by our customers and partners;

●	a global slowdown;

●

sudden, dramatic fluctuations in exchange rates of currencies covering the fees we collect from our foreign customers versus the currencies utilized in our business (namely, the Israeli Shekel (“ILS”), the U.S. Dollar (“USD”), the Euro (“EUR”) and the British Pound (“GBP”);

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

The complexity of the underlying technological base of messaging, antivirus and web security solutions, and the current landscape of the markets, require highly trained sales and business development personnel to educate prospective distributors, resellers, OEM and service provider partners and customers regarding the use and benefits of our solutions. We continue to be substantially dependent on our sales force to obtain new customers and to drive additional use cases and adoption among our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business.

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

Our success is substantially dependent on our ability to attract, retain and motivate the members of our management team and other key employees throughout our organization. Competition for highly skilled personnel is intense, especially in Israel, Berlin, Iceland, London, Sunnyvale, Austin, and the Washington D.C. metro area, where we have offices and a need for highly skilled personnel. We may not be successful in attracting qualified personnel to fulfill our current or future needs. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. Also, to the extent we hire employees from mature public companies with significant financial resources, we may be subject to allegations that such employees have been improperly solicited, that they have divulged proprietary or other confidential information or that their former employers own such employees’ inventions or other work product.

In addition, we believe that it is important to establish and maintain a corporate culture that facilitates the maintenance and transfer of institutional knowledge within our organization and also fosters innovation, teamwork, a passion for customers and a focus on execution. Certain key members of our management team have only been working together for a relatively short period of time. If we are not successful in integrating these key employees into our organization, such failure could delay or hinder our product development efforts and the achievement of our strategic objectives, which could adversely affect our business, financial condition and results of operations.

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

We market and sell our products worldwide and have personnel in many parts of the world. In addition, we have sales offices and research and development facilities outside the United States and we conduct, and expect to continue to conduct, a significant amount of our business with companies that are located outside the United States, particularly in Europe, Israel and Asia. We also enter into strategic distributor and reseller relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful strategic distributor relationships internationally or recruit additional companies to enter into strategic distributor relationships, our future success in these international markets could be limited. Business practices and regulations in the international markets that we serve differ from those in the United States and Israel and periodically require us to include terms other than our standard terms in customer contracts. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties, or performance obligations, our operating results may be adversely impacted.

Additionally, our international sales and operations are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of changes in regulatory practices, tariffs, and tax laws and treaties;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our products required in foreign countries;

●	the potential that our operations in Israel and the U.S. may limit the acceptability of our products to some foreign governments, and vice versa;

●	greater risk of a failure of foreign employees, partners, distributors, and resellers to comply with both U.S. and foreign laws, including antitrust regulations, and any trade regulations ensuring fair trade practices;

●	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

●	the potential for acts of terrorism, hostilities or war;

●	increased expenses incurred in establishing and maintaining office space and equipment for our multinational operations;

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	fluctuations in exchange rates between the U.S. Dollar, Shekel, Euro, Pound and other foreign currencies in markets where we do business; and

●	general economic and political conditions and uncertainties in these foreign markets.

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

Due to the global nature of the Internet and the global reach of our network, it is possible that various states or countries might attempt to regulate our transmissions or levy sales, income, consumption, use or other taxes relating to our services or activities, or impose obligations on us to collect such taxes. Tax authorities in many jurisdictions are currently reviewing the appropriate treatment of companies engaged in Internet commerce such as the provision of cloud computing services and other online services. The imposition of new or revised tax laws or regulations may subject us to additional sales, income, consumption, use or other taxes. We cannot predict the effect of current attempts to impose such taxes on commerce over the Internet. New or revised taxes and, in particular, sales, use or consumption taxes, the Value Added Tax and similar taxes would likely increase the cost of doing business online. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

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

We are subject to privacy and data protection laws and regulations in various jurisdictions, including the EU General Data Protection Regulation, as well as contractual privacy and data protection obligations, which may limit the use and adoption of, or require modification of, our products and services and could affect our marketing activities.  Our failure to comply with such laws, regulations or obligations could subject us to liability and could harm our reputation and business.

Our industry is highly regulated and many federal, state and foreign government bodies and agencies have adopted, or are adopting, laws and regulations regarding the collection, use, and disclosure of personal information. Some of our solutions process customer data which may contain the personal information of end users, and any failure to adequately address privacy concerns, or to otherwise comply with applicable privacy laws and regulations could result in liability, damage to our reputation, loss of sales, or further harm our business. Privacy concerns, whether or not valid, may inhibit market adoption of our solutions. The costs of compliance with such laws and regulations that apply to our customers’ business may in turn limit their use and adoption of our products and services and therefore reduce overall demand for them.

We are subject to the privacy and data protection laws and regulations adopted by Israel, Europe and the United States and potentially other jurisdictions. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that registered users’ data is only collected and processed in accordance with applicable local law.

In particular, the European Union has imposed greater obligations under their privacy and data protection laws.  For example, the European Union adopted the General Data Protection Regulation (GDPR) which will become effective in May 2018 and is wide ranging in scope. GDPR will replace, to a large extent, the data protection laws of each European Union member state and impose stringent requirements for data processors and controllers.  Such requirements will include more fulsome disclosures about the processing of personal information, data retention limits and deletion requirements, mandatory notification in the case of a data breach and heightened standards regarding valid consent in some specific cases of data processing.  The GDPR also includes substantially higher penalties for failure to comply (a fine up to 20 million Euro or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed). We have spent considerable resources to comply with these regulations and when these laws and regulations come into effect, the more stringent requirements on privacy user notifications and data handling may require us to further adapt our business and incur additional costs.

If any of our customers or prospective customers decide not to purchase our products or services because of regulatory uncertainty, our revenues could decline and our business could suffer. Any inability by us, or a third-party contractor, to adequately address privacy concerns, whether valid or not, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, damage our reputation, inhibit sales of our solutions and harm our business.

Our web security solutions may be adversely affected if we are not able to receive sufficient components from third party suppliers.

Our web security solution relies in part on certain components supplied by third parties pursuant to contractual relationships. If these third parties breach their agreements with us, we may have difficulty in securing alternative sources for these components in a timely manner and thus our web security solution may not perform at the level we expect. If this were to occur, the effectiveness of the solution would drop, it would become less attractive to customers/potential customers and anticipated revenues could decline.

Technology Risks

We may not have the resources or skills required to adapt to the changing technological requirements and shifting preferences of our customers and their users.

The messaging, antimalware and web security industries are characterized by difficult technological challenges, sophisticated distributors of Internet security threats, multiple-variant viruses, advanced persistent threats, unique phishing scams and constantly evolving malevolent software distribution practices and targets that could render our solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing messaging, antimalware and web security solutions and to develop new solutions, functions and technology that address the potential needs of prospective and current customers and their users.

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

We have identified and implemented a number of new products and enhancements to our platform that we believe are important to our continued success in the IT security market. For example, in January 2018 we announced the release of our new cloud-based email archiving service. Going forward, we may not be successful in developing and marketing, on a timely basis, such new products or enhancements or that our new products or enhancements will adequately address the changing needs of the marketplace. In addition, some of our new products and enhancements may require us to develop new architectures that involve complex, expensive and time-consuming research and development processes. Although the market expects rapid introduction of new products and enhancements to respond to new threats, the development of these products and enhancements is difficult and the timetable for commercial release and availability is uncertain, as there can be significant time lags between initial beta releases and the commercial availability of new products and enhancements. We may experience unanticipated delays in the availability of new products and enhancements to our platform and fail to meet customer expectations with respect to the timing of such availability. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing, releasing and making available on a timely basis new products and enhancements to our services and products that can adequately respond to advanced threats and our customers’ needs, our competitive position and business prospects will be harmed. Furthermore, from time to time, we, or our competitors, may announce new products with capabilities or technologies that could have the potential to replace or shorten the life cycles of our existing services products. Announcements of new products could cause customers to defer purchasing our existing services or products.

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

Real or perceived defects, errors or vulnerabilities in our services or the failure of our services to block malware or prevent a cyber-attack or security breach could harm our reputation and adversely impact our business, financial condition and results of operations.

Because our products and services are complex, they have contained and may contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by our end users. For example, from time to time, certain of our end users have reported defects in our products related to performance, scalability and compatibility that were not detected before offering the service. Additionally, defects may cause our products or services to be vulnerable to security attacks, cause them to fail to help secure networks or temporarily interrupt end users’ networking traffic. Because the techniques used by computer hackers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques and provide a solution in time to protect our end users’ networks.

Furthermore, as a well-known provider of Internet security solutions, our networks, products, and services could be targeted by attacks specifically designed to disrupt our business and harm our reputation. In addition, our data centers and networks may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing end user base, any of which could temporarily or permanently expose our end users’ networks, leaving their networks unprotected against the latest security threats.

Any real or perceived defects, errors or vulnerabilities in our services, or any other failure of our services to detect an advanced threat, could result in:

●	a loss of existing or potential customers or channel partners;

●	delayed or lost revenue;

●	a delay in attaining, or the failure to attain, market acceptance;

●	the expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work around errors or defects, to address and eliminate vulnerabilities, or to identify and ramp up production with alternative third-party manufacturers;

●	an increase in service level availability or warranty claims, or an increase in the cost of servicing such claims, either of which would adversely affect our gross margins;

●	harm to our reputation or brand; and

●	litigation, regulatory inquiries or investigations that may be costly to address and further harm our reputation.

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

An actual or perceived security breach or theft of the sensitive data of one of our end users, regardless of whether the breach is attributable to the failure of our products or services, could adversely affect the market’s perception of our security offerings. Despite our best efforts, there is no guarantee that our products and services will be free of flaws or vulnerabilities, and even if we discover these weaknesses we may not be able to correct them promptly, if at all. A breach of our systems could also result in the disclosure of sensitive and confidential information as well as information regarding our customers, end users and partners. Our end user customers may also misuse our products and services, which could result in a breach or theft of business data.

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

Security-as-a-Service (“SecaaS”) is a model of cloud-based services offerings. In 2014, we released CWS, our cloud-based security service that provides end users with secure browsing from any device, anywhere. In March 2017, we launched CCS 4.0 which unified four fully cloud based Internet security services on one platform including – CWS, CES, DNS security and cloud sandboxing. Subsequent releases have added new features such as our email archiving service. The solutions we are promoting and will promote to this market enable us to offer Internet security solutions directly to our Enterprise customers or through our channel partners. Among other things, this cloud-based approach is intended to speed up the process of moving our solutions to market, and ease the integration burden for our customers.

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

Investment Risks

The issuance of additional shares in connection with financings, acquisitions, investments, our stock incentive plans, conversion of our convertible notes or otherwise will dilute other shareholders. In addition, our failure in the future to raise additional capital or generate the significant capital necessary to expand our operations and invest in new services and products could reduce our ability to compete and could harm our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features to enhance our services and products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. For example, in August 2015, we completed an underwritten public offering of 7,666,665 ordinary shares at a price to the public of $1.65 per share. In March 2017, we issued $6.3 million aggregate principal amount of convertible notes. In November 2017 we issued approximately 10.6 million ordinary shares for $1.85 per share to WP XII Investments B.V., an entity controlled by funds affiliated with Warburg Pincus LLC (together “Warburg Pincus”) as described more fully in Item 5.B. - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Private Placement. The subsequent tender offer by Warburg Pincus completed on December 24, 2017 resulted in the conversion of the convertible notes into shares and the accelerated vesting of employee options. If we raise additional equity or convertible debt financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of our ordinary shares, and we may be required to accept terms that restrict our ability to incur additional indebtedness or that otherwise restrict our ability to operate our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

We are controlled by Warburg Pincus whose interest in our business may be different from yours.

Our controlling shareholder, Warburg Pincus, holds approximately 52% of our outstanding ordinary shares as of March 31, 2018, and has the right to nominate the number of directors proportional to its holdings of our outstanding shares. As of March 31, 2018, two directors nominated by Warburg Pincus serve on our Board of Directors. Warburg Pincus is able to exercise significant influence over many matters requiring the approval of our Board of Directors and/or shareholders, including the election of directors and approval of significant corporate transactions. In addition, our other directors and our executive officers that are not related to Warburg Pincus (together known as “affiliated entities”), beneficially own, in the aggregate, approximately 7% of our outstanding ordinary shares as of March 31, 2018. If they vote together (especially if they were to exercise all vested options into shares entitled to voting rights in the Company), these shareholders will be able to exercise influence over matters requiring a special majority vote of our shareholders, including the compensation of directors and approval of certain significant corporate transactions. In this regard, we know of no shareholders or voting agreement between major shareholders or between such shareholders and directors or officers.

In addition, conflicts of interest may arise as a consequence of the control by Warburg Pincus, including:

●	conflicts between Warburg Pincus and our other shareholders whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions;

●	conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by Warburg Pincus, on the other hand; or

●	conflicts related to existing or new contractual relationships between us, on the one hand, and Warburg Pincus, on the other hand.

Our ordinary shares often trade at different prices on NASDAQ and TASE.

Our ordinary shares are traded primarily on the NASDAQ Capital Market and also on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales.

U.S. persons who own 10% or more of our ordinary shares may be subject to adverse U.S. tax consequences under the U.S. controlled foreign corporation rules

If we or one of our non-U.S. subsidiaries are or become a controlled foreign corporation, or “CFCs,” “10% U.S. Shareholders” (as defined below) may be taxed on their pro rata share of certain of our earnings, even if those earnings are not distributed by us. A non-U.S. corporation is a “CFC” if more than 50% of its shares (by vote or value) are owned by “10% U.S. Shareholders.” A U.S. person is a “10% U.S. Shareholder” if such person owns (directly, indirectly and/or constructively) 10% or more of the total combined voting power of all classes of shares entitled to vote of such corporation or 10% more of the total value of shares of all classes of stock of such corporation.

In general, if a U.S. person sells or exchanges stock in a foreign corporation and such person is a “10% U.S. Shareholder” at any time during the 5-year period ending on the date of the sale or exchange when such foreign corporation was a CFC, any gain from such sale or exchange may be treated as a dividend to the extent of the corporation’s earnings and profits attributable to such shares that were accumulated during the period that the shareholder held the shares while the corporation was a CFC (with certain adjustments).

The CFC rules are complex. The foregoing is merely a summary of certain potential application of these rules. No assurances can be given that we or one of our non-U.S. subsidiaries are not or will not become a CFC, and certain changes to the CFC constructive ownership rules introduced by recent U.S. tax legislation could, under certain circumstances, cause us to be classified as a CFC. Each holder is urged to consult its tax advisor with respect to the possible application of the CFC rules.

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

We cannot be certain that our security solutions do not infringe issued patents in certain parts of the world. Therefore, other parties, whether in the United States or elsewhere, may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of copyrights, trademarks and other intellectual property rights of third parties by ourselves and our customers. Our customer agreements typically include indemnity provisions, so we may be obligated to defend against third party intellectual property rights infringement claims on behalf of our customers. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We may not have the proper resources in order to adequately defend against such claims.

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

Because a substantial portion of our revenues historically have been generated in U.S. dollars (USD) and the Euro (EUR), and a significant portion of our expenses have been incurred in Israeli Shekel (ILS), British Pound (GBP) and Icelandic Krona (ISK), our results of operations may be adversely affected by currency fluctuations.

We have generated a substantial portion of our revenues in USD and EUR, and incurred a substantial portion of our expenses, principally salaries and related personnel expenses, office rent and other outside services, in currencies other than USD. Those expenses incurred in Israel are denominated in Shekels, those incurred in the United Kingdom are denominated in GBP and those incurred in Iceland are denominated in ISK. We anticipate that a significant portion of our expenses will continue to be denominated in these currencies. As a result, we are exposed to risk to the extent that the value of the USD depreciates against the ILS, GBP and ISK or to the extent that the value of the USD appreciates against the EUR. In those events, the USD cost of Cyren’s operations will increase and the USD value of Cyren’s revenues will decrease, respectively, and the Company’s USD measured results of operations will be adversely affected. During 2017, the USD value of operating costs denominated in ILS, GBP and ISK increased due to the depreciation of the USD vs. all such currencies, and the U.S. dollar value of revenues denominated in EUR increased due to the depreciation of the USD vs the EUR. During 2016, the USD value of operating costs denominated in ILS, and ISK increased due to the depreciation of the USD vs. the ILS and ISK, and the USD value of revenues denominated in EUR decreased due to the appreciation of the USD vs the EUR. During 2015, the USD value of operating costs denominated in ILS and ISK decreased (insignificantly) due to the appreciation of the USD vs the ILS and ISK, and the USD value of revenues denominated in EUR decreased due to the appreciation of the USD vs the EUR. In both 2016 and 2015, the exchange rate fluctuation between the USD and the GBP did not have a material effect on the Company’s operations as the operations in the United Kingdom were only formed during the end of 2016 and beginning of 2017.

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

We received grants from the Government of Israel through a program with the Israel Innovation Authority, or the IIA (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or OCS), pursuant to the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations (the “R&D Law”), to finance a significant portion of our research and development expenditures in Israel. In 2017 and 2016, we received $718 thousand and $751 thousand, respectively.

In order to meet specified conditions in connection with grants and programs of the IIA, we have made representations to the Israel government about our Israeli operations. One of the grants requires a minimum commitment of three years and we are required to share information with other companies and academics. From time to time, the conduct of our Israeli operations has deviated from our forecasts. If we fail to meet the conditions of the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive IIA grants in the future.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted Amendment No. 7 to the R&D Law (the “R&D Amendment”), which, effective as of January 1, 2016, amends material provisions of the R&D Law, including royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad, etc., leaves substantial discretion with the IIA regarding some of the core issues of the R&D Law, thus causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS. The IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others. The restrictions stated above, or similar or other restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

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

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a controlling shareholder, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

We will likely lose our foreign private issuer status this year, and be deemed a ‘domestic issuer’ commencing January 2019 which will subject us to increased expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, the next determination will be made on June 30, 2018. If, on such date, Warburg Pincus continues to hold more than 50% of our ordinary shares, we will lose our foreign private issuer status and be deemed a US domestic issuer as of January 2019.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly higher than the costs we currently incur as a foreign private issuer. As a domestic issuer, we will, among other things, be subject to more detailed and extensive reporting requirements than those applicable to foreign private issuers (such as annual reports on Form 10-K and quarterly reports on Form 10-Q) and be subject to the US proxy rules. We will also be required to make certain changes to our corporate governance practices and update certain of our policies to comply with requirements applicable to U.S. domestic issuers. We expect that compliance with these additional requirements will result in significant legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these requirements.

Item 4. Information on the Company.

A.	History and development of the Company

We were incorporated as a private company under the laws of the State of Israel on February 10, 1991 and our legal form is a company limited by shares. We became a public company on July 15, 1999 under the name Commtouch Software Ltd. In January 2014, we changed our legal name to Cyren Ltd.

Our principal executive offices are located at 10 Hamenofim St., 5th Floor, Herzliya, Israel 46140, where our telephone number is 972–9–863–6888. Our Amended and Restated Articles of Association, or Articles of Association, are on file in Israel with the Israeli Securities Authority (“ISA”) and available for public inspection online through the ISA website at https://www.magna.isa.gov.il.

Our authorized agent in the United States is our subsidiary, Cyren Inc. located at 1430 Spring Hill Road, Suite 330, McLean, Virginia 22102.

The Company finances the capital expenditures from operations. The Company continues to invest in capital expenditures that support the growth of the Company’s business and support the rollout of new products and services.

B.	Business Overview

Cyren Overview

Purpose built for the cloud, Cyren is an early pioneer and leading innovator of SaaS security solutions that protect businesses and their employees and customers from threats on the web, in email and on mobile devices. Our mission is to protect people and organizations from cyber threats when they use the internet.

Cyren’s cloud-first approach to security sets us apart from other vendors in the market. Cyren is an internet security company that is delivering security results that are disrupting legacy vendors and appliance-based solutions. Our security solutions are architected around the fundamental belief that internet security is a race against time – and the cloud best enables the speed, sophistication and advanced automation needed to detect and block threats as they emerge on the internet. As more and more businesses move their data and applications to the cloud, they need a security provider that is able to keep pace.

Today’s internet threats are faster and stealthier than ever. As cybercrime has become more sophisticated, every malware, phishing and ransomware variant is unique, making it more difficult to detect and block attacks. While organizations have traditionally protected their users with gateway security appliances at their network perimeter, more frequent and evasive attacks combined with a more distributed workforce are reducing the effectiveness of this approach. Traditional appliances lack the real-time threat intelligence and processing power to detect emerging threats, and the growth of mobile devices and an increasingly distributed workforce mean that more and more business is conducted outside of the traditional network perimeter. As a result, when new attacks appear in a matter of seconds, legacy appliances can leave companies vulnerable for hours, days or even weeks.

Cyren’s security cloud delivers faster detection and protection, with SaaS security solutions that inspect web and email traffic before it reaches a user’s browser or inbox – often identifying and blocking threats in just seconds. Our SaaS solutions are easy to deploy and manage, delivering critical security and faster innovation, for a low total cost of ownership.

Our Offerings

Cyren’s cloud security services are delivered via two security platforms:

●	Cyren Cloud Security (CCS) – this SaaS security platform is designed for enterprise customers, and is sold either directly or through channel partners. Cyren Cloud Security services include Web Security, Email Security, DNS Security and Cloud Sandboxing.

●	Cyren Threat Intelligence Services (TIS) – this platform offers cloud-based cyber threat detection APIs, and SDKs to many of the world’s leading technology and security vendors. Cyren Threat Intelligence Services include Email Security, Web Security, Endpoint Security, and Advanced Threat Protection.

These platforms are powered by Cyren GlobalView™, Cyren’s global security cloud (see Figure 1 below) that identifies emerging threats in real time. GlobalView analyzes over 25 billion security transactions each day, using big data analytics, artificial intelligence, machine learning and advanced heuristics to rapidly detect and prevent sophisticated attacks. By inspecting internet traffic in the cloud, Cyren identifies and automatically blocks threats as they emerge on the internet, stopping threats in seconds before they reach users. Google, Microsoft and Check Point are just a few of the organizations that depend on Cyren to power their security infrastructure.

Figure 1: The Cyren GlobalView security cloud applies advanced detection engines against massive volumes of security transactions in real time to identify emerging cyber threats in seconds.

Cyren GlobalView

With massive volumes of enterprise and consumer traffic from more than 180 countries, GlobalView is able to see and analyze emerging threats on the internet within seconds. The key to GlobalView’s detections capabilities include:

Massive Security Data – Everyday, Cyren processes more than 25 billion security transactions generated by over 1.3 billion users worldwide to detect cyber threats as they emerge – including thousands of new, never-been-seen malicious IP addresses, phishing sites and URLs. As a result, Cyren is able to identify new and emerging threats in seconds.

Comprehensive Detection Technologies – Cyren’s proprietary detection engines leverage big data analytics, advanced heuristics, recurrent pattern detection, behavioral sandboxing, and machine learning, all tied together in a single-pass streaming architecture that applies these detection techniques in parallel. Distributed, massively scalable, and fault tolerant, this approach delivers fully automated real-time threat identification with zero human intervention across web, DNS, email, and files.

Advanced Cyber Intelligence – Real-time, actionable cyber intelligence services are used by over 200 technology and security providers including Google, Microsoft and Check Point. The breadth and accuracy of our security cloud identifies and blocks more than 300 million threats each day, and enables protection from malicious messages, hosts and websites, and instantly automates protection for all users.

Figure 2: Cyren Cloud Security is a 100% cloud-delivered SaaS security platform.

Cyren Cloud Security:

Cyren Cloud Security (CCS) offers enterprise customers a broad set of internet security services from a common integrated platform (see Figure 2 above), referred to by some in the industry as a “secure internet gateway”. The services include Cyren Web Security (a SaaS secure web gateway), Cyren Email Security (a SaaS secure email gateway), Cyren DNS Security (a SaaS DNS web filtering solution), and Cyren Cloud Sandboxing (an advanced threat protection service integrated into Cyren Web Security and Cyren Email Security, and also available as a standalone service). These products are all available on the CCS platform, leveraging shared threat detection services, a common policy framework, integrated reporting, customer onboarding and license management. Each of these service offerings may be purchased separately, or as part of a bundled suite. All products are sold on a per-user SaaS subscription model, providing customers with a quick-to-deploy, easy-to-manage solution and a low total cost of ownership.

Cyren Web Security – provides enforcement of Web policy and state-of-the-art threat protection for business users, with intrinsic SaaS simplicity: quick to deploy, easy to manage, comprehensive in coverage, and requiring just a subscription to start. Cyren Web Security offers multilayered proxy-based defense-in-depth, protecting organizations from a broad range of threats including ransomware, malicious URLs, phishing attacks, viruses, zero-day malware, botnets, and much more.

Cyren DNS Security – keeps users safe from web-borne threats and blocks inappropriate content with a cloud service which is easy to deploy and simple to manage. Cyren DNS Security allows businesses to quickly and easily protect employees at headquarters, visitors in remote offices, customers at retail stores, or students on a campus. Featuring a simple policy-based set-up, businesses can block malicious phishing and botnet sites, stop people from accessing specific types of websites, enforce “safe search,” and ensure a positive web experience for users.

Cyren Email Security – a comprehensive cloud-based secure email gateway that works well with both on premise and cloud-based business email, Cyren Email Security filters an organization’s inbound and outbound email to protect users from cyber threats and spam, and offers email archiving for easier eDiscovery and regulatory compliance. Inbound email security protects against malware, phishing, business email compromise, and more, with advanced threat protection from cloud sandboxing, malware outbreak protection and time-of-click analysis. Support for SPF (Sender Policy Framework) provides sender validation to prevent email spoofing, while policy-based encryption protects sensitive email communications. Outbound protections block botnet-infected devices from sending malware or spam from a customer’s domain.

Cyren Sandboxing – an advanced layer of security that augments Cyren’s web and email security services, Cyren Sandboxing protects businesses against breaches and data loss from today’s most sophisticated and evasive threats. Cyren Sandboxing “detonates” suspicious files and URLs to determine if they are malicious, even threats that have never been seen before, including zero-day exploits, targeted attacks, and advanced persistent threats. Because these kinds of threats are increasingly “sandbox aware” as hackers use diverse strategies to evade detection by traditional sandboxing appliances, Cyren’s unique cloud sandbox array technology (see Figure 3 below) automatically detonates these malicious files and embedded URLs across multiple different sandboxes until they express their full set of behaviors.

Figure 3: Cyren’s patent-pending cloud sandbox array technology continues to detonate suspicious files until their full malicious behavior has been expressed.

Threat Intelligence Services

Used and trusted by many of the world’s leading technology, network and security vendors, Cyren Threat Intelligence Services empower technology companies with the real-time detection capabilities of our GlobalView™ threat intelligence network, backed by a dedicated technical and commercial support model. Our globally comprehensive and unique insights into current and emerging threats are provided as individual cyber intelligence services in four service categories:

Email Security – Our embedded email security includes a complete set of protection that can be deployed in a wide range of configurations. Suitable as a core security offering or as a complementary layer, the flexible engine easily integrates into existing platforms, minimizing costs, without affecting performance. Available services include:

●	Anti-Spam Inbound Service

●	Anti-Spam Outbound Service

●	URL Filtering

●	IP Reputation Service for Email

●	Virus Outbreak Detection

●	Anti-Malware

Web Security – Our comprehensive web security delivers real-time threat intelligence in various configurations for robust, integrated and automated threat detection that delivers a superior view of threats as they emerge. Our intelligence platform automatically investigates IPs, domains, hosts and files associated with suspect behaviors and maintains risk scores that enable rapid reclassification of entities based on associated activity. Available services include:

●	Cyren Anti-Malware

●	URL Filtering

●	DNS Security

Endpoint Security – Cyren’s Endpoint Security detects malware on a variety of endpoints, including mobile devices and embedded operating system devices though a variety of capabilities, including:

●	Anti-Malware for Mobile

●	URL Filtering for Mobile

●	Anti-Malware for Next-Gen Endpoint solutions

●	Inbound and Outbound IoT Gateway protection

Advanced Threat Protection – As cybercrime becomes faster and more sophisticated, Cyren’s embedded Advanced Threat Protection (ATP) delivers superb intelligence and detection of the most advanced cyber threats. Ideal for a range of partners, including mobile device management (MDM) platforms, business app developers, security vendors, app stores, device manufacturers and mobile operators, ATP includes reliable and proven tools for combating mobile malware, ransomware and other web-borne threats

●	Real-Time Phishing Intelligence

●	Real-Time Malware Intelligence

●	Real-Time IP Intelligence

●	Cloud Threat Lookup

●	Cloud Sandbox Array

●	Real Time Phishing and Fraud Intelligence.

Sales and Marketing

Cyren’s cloud security solutions are sold into two markets:

●	Enterprise SaaS.

o	In this market segment, enterprise customers purchase our CCS web and email security solutions to protect their employees, data and IP.

●	OEM/embedded security partners.
o	In this market segment, our partners integrate Cyren Threat Intelligence Services and cloud detection services into their infrastructure or security products to protect their customers and users.

Enterprise SaaS Market

Sales

Our sales and marketing programs are organized by geographic regions, including EMEA, North America, and Asia Pacific. We organize our sales force into teams that focus on large enterprises (3,000 employees and above), and mid-sized organizations (200 - 3,000 employees).

We sell through both direct and indirect channels, including value added resellers and managed service providers:

●	Direct sales. We market and sell our solutions to enterprise customers directly through our field and inside sales teams, as well as indirectly through a co-selling model where our sales organization actively assists our network of distributors and resellers. Our sales personnel are primarily located in North America and EMEA, with additional personnel located in Asia-Pacific.

●	Reseller channel. We engage our value added resellers via a two-tier distribution model, where resellers purchase Cyren services through their distribution partner, as opposed to directly from us, and distributors provide sales support services such as technical support, education, training and financial services. Our reseller partners maintain relationships with their customers throughout the territories in which they operate, providing them with services and third-party solutions to help meet their evolving security requirements. As such, these partners act as a direct conduit through which we can connect with these prospective customers to offer our solutions. Our channel distribution partners include security and cloud-centric distributors such as Arrow, Cloud Distribution, ALSO and Synnex.

●	Managed service providers. Unlike many other security products on the market today, Cyren’s CCS platform is architected as an integrated platform offering multi-tenant cloud services and delegated administration. This enables our MSP partners to operate our services on behalf of multiple customers, allowing them to deliver turnkey internet security services to their customer bases. Our MSP distribution partners include security and cloud-centric distributors like Carvir, Daisy, and Arrow.

Marketing

We have a number of marketing initiatives to build awareness about our solutions and encourage customer adoption of our solutions. Our marketing programs include a variety of digital marketing, advertising, conferences, events, white-papers, public relations activities and web-based seminar campaigns targeted at key decision makers within our prospective customers. We offer free online diagnostic tools to identify security gaps, free trials, and competitive evaluations to allow prospective customers to experience the quality of our solutions, to learn in detail about the features and functionality of our suite, and to quantify the potential benefits of our solutions.

In addition, we create integrated sales and marketing programs targeting specific market segments, including vertical markets and competitive/disruption campaigns. This target-market approach enables us to provide a higher level of service and understanding of our customers’ unique needs, including the industry-specific business and regulatory requirements in their industries, as well as specific pain points and limitations of their incumbent legacy appliance solutions

OEM/Embedded Security Partner Market

Sales

We target two segments to primarily sell our Threat Intelligence Services within this embedded solutions market:

●	Service providers. Organizations offering internet access or email services that need to protect their customers from internet threats. For these partners, we offer carrier-class email security, web security, and advanced threat protection services that can be integrated into their large-scale, high performance infrastructures.

●	Security vendors. Network equipment and security vendors offering endpoint, gateway, and cloud-based solutions that need to augment their security capabilities, or integrate third party best-of-breed internet security capabilities into their products. For these partners, we offer cloud-based APIs and SDKs for email security, web security, endpoint protection, and advanced threat protection that can be integrated into their on premise appliances or cloud solutions.

Our sales team for this segment is organized by geographic regions, including EMEA, North America, and Asia Pacific. The sales process for this segment entails consultative, technical business development engagements working with partner product management and engineering teams to architect and integrate our solutions into their products. Recent wins in 2017 include deals with customers such as Rackspace and Microsoft.

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

In 2004, we purchased a United States patent, U.S. Patent No. 6,330,590 that relates to the RPD technology used in many of our security solutions. During 2006, we filed a provisional patent application in the United States relating to the prevention of spam in streaming systems or, in other words, unwanted conversational media sessions (i.e., voice and video related). This provisional application was converted to a formal patent application and that application was then divided into three applications. The United States Patent and Trademark Office granted the original application as United States Patent No. 7,849,186. The three divisional patents were also subsequently granted as United States Patent No. 7,991,919, United States Patent No. 8,190,737 and United States Patent No. 8,195,795, all of which have a term concurrent with US Patent No. 7,849,186.  In 2016, we filed a provisional patent application in the United States relating to a multi-sandbox array that utilizes unique intellectual property we developed in support of our cyber threat protection capabilities. In February 2017, we converted this provisional application into patent applications for the multi-sandbox array in the United States, Europe and Israel. We may seek to patent certain additional software or other technology in the future.

 We have trademarks for our company name “Cyren” and we are also maintaining our registered trademark for “Commtouch”, which is registered in the U.S., Canada, Israel, European Union and China. Through acquisition, we also acquired registered trademarks such as “FRISK”, “F-PROT”, “eleven”, “Expurgate” and “Command Antimalware”. We may allow certain of these trademarks to lapse over time. Since at least September 2003, we have claimed common law trademark rights in “RPD” and “Recurrent Pattern Detection”, as applicable to our messaging security solutions. We have also been claiming common law trademark rights in “Zero-Hour” in relation to our virus outbreak detection product (and more recently one of our web security products) and “GlobalView” in relation to our Internet Protocol, or IP, reputation and web security products, as well as our “cloud computing” network infrastructure.

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

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment. Pursuant to the R&D Amendment, the OCS was replaced with the Israel Innovation Authority (“IIA”), which is comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including with respect to the new funding programs (“Tracks”), will be required to determine certain characteristics (which are mainly technical but also include the type of Benefit (“Benefit”, as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares) to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities, and may determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the IIA, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters will now be decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of IIA-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment stipulates that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. On May 7, 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel (the “Licensing Rules”). The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA. Subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available. The IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others.

Government Regulation

Laws aimed at curtailing the spread of spam have been adopted by the United States federal government, i.e., the CAN-SPAM Act, and certain individual U.S. states, with the CAN-SPAM Act superseding some state laws or certain elements thereof. The Israel government has also adopted an amendment to the Communications Law, 1982, aimed at curtailing the spread of spam transmittal of commercial advertisements by email, fax, SMS or automated dialing systems without the consent of the recipient. The law sets punitive fines for advertisers of spam, who may also be subject to civil lawsuits and class actions. In addition, on June 21, 2017, the Israeli Privacy Protection Authority released a Directive that addresses direct mail and direct mail services, according to which the nature of the consent required for direct mail and direct mail services varies under the circumstances.

The propagation of email viruses, whether through email or websites, which are aimed at destroying or stealing third party data, is illegal under standard state and federal law outlawing theft, misappropriation, conversion, etc., without the need for special legislation prohibiting such activities on the Internet. Despite the existence of these laws, sources for Internet viruses continue to spread multi-variant viruses seemingly without much fear of recrimination. New laws providing for more stringent penalties could be adopted in various jurisdictions, but it is unclear what, if any, affect these would have on the antivirus industry in general and our solutions in particular.

On October 6, 2015, the European Court of Justice invalidated the U.S. - EU Safe Harbor framework and the Swiss data protection authorities later invalidated the U.S.-Swiss Safe Harbor framework. Subsequently, the U.S. and E.U. announced agreement on a new framework for transatlantic data flows entitled the EU-US Privacy Shield. We have applied for Privacy Shield Certification with the U.S. Department of Commerce and expect to be certified shortly. However, it is possible that Privacy Shield may be challenged in EU courts, so there is some uncertainty regarding its future validity and our ability to rely on it for EU to US data transfers. Additionally, the EU has enacted the new General Data Protection Regulation (GDPR), which will take effect on May 25, 2018 and carries with it significantly increased responsibilities and potential penalties for companies that process EU personal data. As the GDPR effective date approaches, we expect increased regulatory and customer attention surrounding data privacy in the EU. Furthermore, outside of the EU, we continue to see increased regulation of data privacy and security, including the adoption of more stringent subject matter specific state laws, national laws regulating the collection and use of data, and security and data breach obligations. We have invested heavily in data sovereignty features to ensure that Cyren customer data is handled in accordance with applicable law.

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

Revenues for Last Three Financial Years

See Item 5. Operating and Financial Review and Prospects – “Revenue Sources” and the financial statements included elsewhere in this Annual Report. Below is a breakdown of our revenues by location (in thousands of U.S. dollars):

	Year Ended December 31,
	2017	2016	2015

United States	$12,407	$12,921	$11,424
Europe	12,992	12,446	10,786
Asia Pacific	2,724	2,696	3,436
Israel	2,397	2,832	1,958
Other	279	88	158

	$30,799	$30,983	$27,762

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

In the market for messaging security solutions, there are sophisticated offerings that compete with our solutions. Email defense security providers offering forms of Software-as-a-Service packaged software (gateway), multi-functional appliances and managed service solutions and which may be viewed as both competitors and potential customers to Cyren include Google, Symantec, McAfee, Cisco, Proofpoint, and Mimecast. Messaging security providers offering solutions on an OEM basis similar to Cyren’s business model, and which may be viewed as direct competitors, include Cloudmark (acquired by Proofpoint), Mailshell and Vade Secure.

The market for real-time virus protection products is also constantly evolving, as those designing and proliferating viruses and other malware seek new vulnerabilities and distribution techniques, and also continue to leverage email distribution as a cost-effective medium for accurately targeting broad, numerous potential victims. Cyren’s real-time offering differs from traditional antivirus solutions by leveraging our global footprint and patented RPD technology to rapidly detect outbreaks, often hours or days before traditional antimalware solutions; it thereby offers a complementary solution to signature and heuristic-based antivirus engines. For this reason, our virus outbreak detection engine has been deployed by many security companies and service providers.

In the market for antimalware solutions, there are vendors offering fairly effective solutions using various technologies based on signatures, emulation and heuristics. Cyren has a targeted OEM/service provider focus, plus an increasing focus on heuristics and zero day effectiveness. Most companies in this space provide endpoint products and in some cases make software development kits available on an OEM basis. Competitors to Cyren include Sophos, Bitdefender, Kaspersky, McAfee, Symantec and open source software such as Clam-AV.

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

C.	Organizational Structure

The Company wholly owns the following main subsidiary companies:

a.	Cyren Inc., a Delaware corporation and a wholly owned subsidiary of the Company, which has its principal office located in McLean, VA plus two supporting offices located in Sunnyvale, CA and Austin, TX.

b.	Cyren Iceland hf, a limited liability company organized and existing under the laws of Iceland and wholly owned by the Company, with an office in Hafnarfjordur, Iceland.

c.	Cyren Gesellschaft mbH, a German limited liability company wholly owned by the Company, with an office in Berlin, Germany.

d.	Cyren UK Ltd, a United Kingdom limited liability company wholly owned by the Company, with an office in Bracknell, UK.

D.	Property, plants and equipment

Property and equipment costs recorded on our consolidated balance sheet as of December 31, 2017, 2016, and 2015 consisted of the following:

Property and equipment, net

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Cost:
Computers and peripheral equipment	$11,782	$10,019	$9,309
Office furniture and equipment	1,293	1,194	1,118
Leasehold improvements	1,896	1,677	1,619

	14,971	12,890	12,046

Less accumulated depreciation	(12,184)	(10,809)	(9,725)

Property and equipment, net	$2,787	$2,081	$2,321

All of our facilities are leased.

Our office in Herzilya, Israel, is approximately 18,342 square feet and houses research and development, sales, marketing, support and administrative personnel. Our U.S. subsidiary Cyren Inc. is headquartered in McLean, Virginia in an office of approximately 4,707 square feet and it houses executive management, finance, HR and administrative personnel; its office in Sunnyvale, California (approximately 2,497 square feet), is staffed by operations, sales and marketing personnel; and its office in Austin, TX (approximately 9,128 square feet) which houses sales and marketing personnel. A portion of our leased office space in the United States has been sub-leased. Our subsidiary Cyren Iceland hf is located in Hafnarfjordur, Iceland in an office of approximately 7,136 square feet, which houses antivirus research and development and operations and some administrative personnel. Our subsidiary Cyren GmbH is based in Berlin, Germany, in an office of approximately 10,333 square feet, which houses research and development, operations, sales, marketing and administrative personnel. Our subsidiary Cyren UK Ltd. is based in Bracknell, UK in an office of approximately 3,180 square feet, which houses sales and marketing personnel.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. In September 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc. On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk. The acquisition has enabled the Company to provide antivirus technology utilizing the combined resources of both organizations. On November 16, 2012, the Company completed the acquisition of eleven. The acquisition of eleven has enabled Cyren to accelerate delivery of private label cloud–based security solutions, specifically designed for the OEM and service provider markets. In January 2014, the Company rebranded itself from Commtouch to Cyren, and later that year launched Cyren WebSecurity version 1.0 which built on the Company’s SDK technology, as well as the acquisitions from eleven and FRISK, to deliver a cloud-based Security-as-a-Service platform.  Since 2014 CWS has continued to mature and during the first quarter of 2016 the Company launched CWS 3.0 that leverages Cyren’s deep technology and security data assets, as well as cyber threat and advanced malware detection. In March 2017, the Company launched CCS 4.0, which unified CWS, CES, Cyren DNS security and cloud sandboxing on a single globally operated security as a service platform. On April 9, 2018, the Company launched its most recent version CCS 4.3 which includes cryptocurrency mining protection, imposter protection and cloud application access control.

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

For each of the three years in the period ended December 31, 2017, no impairment losses have been identified.

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

For each of the three years in the period ended December 31, 2017, no impairment losses have been identified.

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

The Company’s earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value of the earn-out considerations is the discounted cash-flow method. The assumptions used in the valuation of the earn-out considerations for the period up to December 31, 2015 included forecasted future revenues and a weighted average cost of capital of 14.32% - 18.45%. During the year ended December 31, 2015, the effect of the measurement of the earn-out consideration fair value was a reduction in the liability of $75 thousand which was recorded in the statements of operations under adjustments to earn-out consideration in the consolidated financial statements included elsewhere in this Annual Report.

As of December 31, 2017, there are no unobservable inputs remaining which are related to the liability as the period for determining the earn-out considerations value ended as of December 31, 2015. The value as of December 31, 2017 represents the remaining actual undiscounted cash-flow that is expected from the earn-out consideration, including accrued interest expenses and legal fees through December 31, 2017.

Revenue Recognition

The Company derives its revenues from the sale of real-time cloud-based services for each of Cyren’s security offerings. The Company sells its solutions primarily through OEMs, which are considered end-users and also sells complete security services directly to enterprises.

Revenue is recognized when there is persuasive evidence of an arrangement, the service has been rendered, the collection of the fee is probable and the amount of fees to be paid by the customer is fixed or determinable.

Revenues from such services are recognized ratably over the contractual service term, which generally includes a term period of one to three years.

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues. Such revenues are recognized ratably over the term of the applicable agreement.

Research and development costs, net

Research and development costs are charged to statements of operations as incurred, except for capitalized technology.

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

The Company recognizes compensation expense for the value of its awards on a straight-line basis over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures (pursuant to the adoption of ASU 2016-09, the Company made a policy election to estimate the number of awards that are expected to vest).

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

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non-Employees” (“ASC 505-50”), with respect to options issued to non-employees.

The fair value for options granted to employees and directors in 2017, 2016, and 2015 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Stock options	2017	2016	2015

Volatility	44%-51%	48%-50%	42%-48%
Risk-free interest rate	1.2%-2.1%	0.8%-1.4%	1.1%-1.2%
Dividend yield	0%	0%	0%
Expected life (years)	3.5-5.1	3.4-5.0	3.4-3.9

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

Impact of recently issued accounting standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASC 606”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flow arising from contracts with customers. The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method.). The Company will adopt the new standard, effective January 1, 2018, using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018. The Company has completed its evaluation of the Standard and does not expect a material change in its pattern of revenue recognition. In addition, the standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition cost for the Company are sales commissions. Under current GAAP, the Company expenses sales commissions as incurred while under the standard such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts. The Company will record an asset and a cumulative effect to retained earnings of approximately $1,306 thousand on the opening balance sheet at January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this new guidance.

In August 2016, the FASB issued ASU 2016-15 - “Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments”, which is intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the Consolidated Statement of Cash Flows by providing guidance on eight specific cash flow issues. ASU 2016-15 is effective retrospectively on January 1, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The ASU requires that the Consolidated Statement of Cash Flows explain the change in total cash and equivalents and amounts generally described as restricted cash or restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts. The ASU also requires a reconciliation between the total of cash and equivalents and restricted cash presented on the Consolidated Statement of Cash Flows and the cash and equivalents balance presented on the Consolidated Balance Sheet. ASU 2016-18 is effective retrospectively on January 1, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance.

In May 2017, the FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting.”  ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in Topic 718 to a change in the terms or conditions of a share-based payment award.  ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718.  The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period.  The amendments in ASU 2017-09 have been applied prospectively to awards modified on or after the adoption date. The Company has adopted the new standard effective January 1, 2017 and adoption of this standard did not have a material impact on the consolidated financial statements.

A.	Operating results

Results of Operations

The following table sets forth financial data for the years ended December 31, 2017, 2016, and 2015 (in thousands):

	Year ended December 31,
	2017	2016	2015
Revenues	$30,799	$30,983	$27,762
Cost of revenues	11,899	10,042	8,866
Gross profit	18,900	20,941	18,896
Operating expenses:
Research and development, net	9,825	8,656	8,842
Sales and marketing	15,551	10,814	8,466
General and administrative	7,286	6,645	6,123
Adjustment to earn-out consideration	-	893	(75)
Total operating expenses	32,662	27,008	23,356
Operating loss	(13,762)	(6,067)	(4,460)
Other income (expense), net	452	(1)	27
Financial expense, net	(2,380)	(147)	(243)

Loss before taxes on income	(15,690)	(6,215)	(4,676)
Tax benefit (expense)	42	2	(123)

Loss	$(15,648)	$(6,213)	$(4,799)

Comparison of Years Ended December 31, 2017 and 2016

Revenues. Revenues for 2017 of $30.8 million decreased by $0.2 million from $31.0 million in 2016, which represents a 1% decrease. The decrease was mainly driven by several terminations of partner contracts in the Threat Intelligence business, mostly due to customers who were unwilling or unable to absorb price increases upon renewal. This decrease was offset by the addition of approximately 250 new customers in the Enterprise business and by continued improvement in average selling prices and average size of the customers, as well as new threat intelligence contracts with significant partners. The overall trend in both business lines is positive as the Company continues to grow on the Enterprise side and continues to offer more sophisticated threat intelligence services to our partners while disengaging from partners that have a different product focus or that are principally driven by price.

Cost of Revenues. Cost of revenues for 2017 of $11.9 million increased by $1.9 million from $10.0 million in 2016, which represents a 19% increase. The increase is mainly due to an increase in amortization of capitalized development expenses of $1 million compared to 2016. This increase has an accounting impact of reducing the gross margin in accordance with U.S. GAAP. In addition, the Company continued to invest in enhancing its network and customer support capabilities through increased outside services expenses and increase in payroll and related expenses as a result of additional recruitments. These increases are required as a foundation for the continued growth in the Enterprise line of business. Headcount associated with cost of revenues increased from 28 to 34 employees during 2017.

Research and Development, Net. Research and development expenses for 2017 of $9.8 million increased by $1.1 million compared to $8.7 million in 2016. The increase is mainly due to an approximate $1.1 million increase in payroll and related expenses and $0.6 million increase in outside services expenses associated with our increased investment in R&D, offset by a $0.6 million increase in the capitalization of development expenses, which is expected as we continue to invest more in development. R&D headcount during 2017 increased from 106 to 109 employees.

Sales and Marketing. Sales and marketing expenses for 2017 of $15.6 million increased by $4.8 million, compared to $10.8 million in 2016. The increase is mainly due to a $3.5 million increase in payroll and related expenses as our sales and marketing headcount increased from 51 as of December 31, 2016 to 66 as of December 31, 2017. The increase is also due to an incremental $0.7 million in corporate and IT expenses required to support the increase in headcount, an increase of $0.2 million in travel expenses and a $0.4 million increase in outside marketing services expenses as the Company continues to invest in sales and marketing.

General and Administrative. General and administrative expenses for 2017 of $7.3 million increased by $0.7 million, compared to $6.6 million in 2016. The increase is mainly due to an increase of $0.8 million in payroll and related expenses, mainly due to an increase of $0.4 million in stock based compensation expenses resulting from the accelerated vesting triggered by the change in control event that occurred on December 24, 2017 (please refer to note 8 in the consolidated financial statements included elsewhere in this Annual Report for further details). This increase was offset by the benefit associated with a decrease in the allowance for doubtful debts that occurred during 2017, which resulted in a decrease in general and administrative expenses of $0.1 million in 2017 compared to 2016. G&A headcount during 2017 increased from 27 to 30 employees.

Adjustment to Earn-Out Consideration. Adjustment to the earn-out consideration for 2017 decreased to $0.0 million from an expense of $0.9 million in 2016. The expense in 2016 resulted entirely from interest and legal expenses associated with a ruling received with respect to the legal dispute with the former eleven shareholders. Please refer to Note 7c. of the consolidated financial statements included elsewhere in this Annual Report.

Other Income (Expense), Net. Other income, net, for 2017 of $0.5 million increased by $0.5 million compared to $0.0 million in 2016. The increase is due to the income generated upon the sale of the Company’s shares in imatrix. Please refer to note 2f. in the consolidated financial statements included elsewhere in this Annual Report for further details.

Financial Expense, Net. Financial expenses, net, for 2017 of $2.4 million increased by $2.3 million, compared to $0.1 million in 2016. The increase is mainly due to a $0.7 million increase in interest expenses associated with the convertible notes issued in March 2017, $1.3 million expense resulting from the change in fair value of the embedded conversion feature associated with the convertible notes, and $0.3 million expense resulting from the effect of foreign currency exchange rate fluctuation.

Comparison of Years Ended December 31, 2016 and 2015

Revenues. Revenues for 2016 of $31.0 million increased by $3.2 million from $27.8 million in 2015, which represents a 12% increase. The increase was mainly driven by improvement in average selling prices and higher contract renewal values in the Threat Intelligence business, as well as an increase in reported usage by some customers.

Cost of Revenues. Cost of revenues for 2016 of $10.0 million increased by $1.1 million from $8.9 million in 2015, which represents a 12% increase. The increase is mainly due to an increase in amortization of capitalized development expenses of $1.3 million compared 2015. This increase has an accounting impact of reducing the gross margin in accordance with U.S. GAAP. This increase was offset, primarily, by a $0.3 million decrease in outside services expenses as the Company secured new vendor relationships.

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

Quarterly Results of Operations (Unaudited).

The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended December 31, 2017. This information has been derived from the Company’s consolidated unaudited financial statements, which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2017	2017	2017	2017	2016	2016	2016	2016
(in thousands of U.S. dollars except per share data)
(unaudited)

Revenues	$7,522	$7,561	$7,757	$7,959	$8,111	$7,902	$7,559	$7,411
Cost of revenues	3,177	2,891	2,799	3,032	2,682	2,747	2,562	2,051

Gross profit	4,345	4,670	4,958	4,927	5,429	5,155	4,997	5,360

Operating expenses:
Research and development, net	2,896	2,286	2,353	2,290	2,203	2,072	2,103	2,278
Sales and marketing	4,156	4,071	3,751	3,573	3,512	2,532	2,027	2,743
General and administrative	2,313	1,731	1,679	1,563	1,782	1,475	1,691	1,697
Adjustment to earn-out consideration	-	-	-	-	893	-	-	-

Total operating expenses	9,365	8,088	7,783	7,426	8,390	6,079	5,821	6,718

Operating loss	(5,020)	(3,418)	(2,825)	(2,499)	(2,961)	(924)	(824)	(1,358)

Other income (expense)	1	-	450	1	(6)	(2)	-	7

Financial income (expense), net	(2,117)	(58)	(130)	(75)	54	(68)	(40)	(93)

Loss before taxes on income	(7,136)	(3,476)	(2,505)	(2,573)	(2,913)	(994)	(864)	(1,444)

Tax benefit (expense)	(106)	51	42	55	9	19	25	(51)

Loss	$(7,242)	$(3,425)	$(2,463)	$(2,518)	$(2,904)	$(975)	$(839)	$(1,495)

Basic loss per share	$(0.16)	$(0.09)	$(0.06)	$(0.06)	$(0.07)	$(0.02)	$(0.02)	$(0.04)

Diluted loss per share	$(0.16)	$(0.09)	$(0.06)	$(0.06)	$(0.07)	$(0.02)	$(0.02)	$(0.04)

Effective Corporate Tax Rates

Corporate tax rates and real capital gains tax in Israel were 24% in 2017, 25% in 2016 and 26.5% in 2015.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Company’s German subsidiary is subject to German tax at a consolidated rate of approximately 30%.

Other non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $0.5 million and unrecognized deferred tax liability related to such earnings amounted to $0.1 million as of December 31, 2017.

The Company may currently qualify as an "industrial company" within the definition of the Law for the Encouragement of Industry (Taxation), as such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

U.S. Tax Reform

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a partial limitation on the tax deductibility of business interest expense; (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate.

Deferred tax effects of the U.S. Tax Reform:

As a result of the U.S. Tax Reform and the reduced U.S. corporate income tax rate, the Company has remeasured its deferred taxes as of December 31, 2017 to reflect the reduced rate that will apply in future periods, when these deferred taxes are settled or realized.

As the Company completes its analysis of the U.S. Tax Reform and incorporates additional guidance that may be issued by the U.S. Treasury Department, the IRS or other standard-setting bodies, the Company may identify additional effects not reflected as of December 31, 2017.

Net Operating Loss Carry-Forwards

As of December 31, 2017, Cyren's net operating loss carryforwards for tax purposes amounted to $75.2 million and capital loss carryforwards of $15.2 million which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2017 the U.S. subsidiary had net operating loss carryforwards of $38.0 million for federal tax purposes and $8.3 million for state tax purposes. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2037.

On December 24, 2017, a “change in the respective ownership” event occurred upon the completion of the Warburg Pincus tender offer as described in note 8b to the consolidated financial statements included elsewhere in this Annual Report, and in accordance with the relevant provisions of the Internal Revenue Code 382 of 1986 and similar state provisions. Therefore, utilization of U.S. net operating losses are subject to substantial annual limitation. Management believes that the annual limitations will result in the partial expiration of net operating losses before utilization.

Management currently believes that based upon its estimations for future taxable income, it is more likely than not that the deferred tax assets regarding the loss carryforwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

Tax Assessments

As of December 31, 2017, the Company and certain of its subsidiaries filed Israeli and foreign income tax returns. The statute of limitations relating to the consolidated Israeli income tax return is closed for all tax years up to and including 2013.

The statute of limitations related to tax returns of the Company’s U.S subsidiary is closed for all tax years up to and including 2013.

The statute of limitations related to tax returns of the Company’s German subsidiary is closed for all tax years up to and including 2013.

The Company believes that it has adequately provided for reasonably foreseeable outcomes related to tax audits and settlements. The final tax outcome of any Company tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income (loss) in the period in which such determination is made.

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

The vast majority of Cyren’s revenues in Israel are denominated in U.S. dollars (USD) and in Euros (EUR). However, a substantial portion of Cyren’s operating expenses in Israel, primarily its research and development expenses, are denominated in Israeli Shekel (ILS). In addition, the vast majority of Cyren’s operating expenses in the UK are denominated in British Pound (GBP) and the vast majority of Cyren’s operating expenses in Iceland are denominated in Icelandic Krona (ISK). Costs and revenues not denominated in USD are re-measured to USD, when recorded, at prevailing rates of exchange. This is done for the purposes of the Company’s financial statements and reporting. As a result, we are exposed to risk to the extent that the value of the USD depreciates against the ILS, GBP and ISK or to the extent that the value of the USD appreciates against the EUR. In those events, the USD cost of Cyren’s operations will increase and the USD value of Cyren’s revenues will decrease, respectively, and the Company’s USD-measured results of operations will be adversely affected. Consequently, we are and will be affected by changes in the prevailing ILS/USD, EUR/USD, GBP/USD and ISK/USD exchange rates and exchange rate fluctuations will have an impact on the period–to–period comparisons of the Company’s results.

The table below presents the change in the ILS/USD, EUR/USD, GBP/USD and ISK/USD exchange rates over the last three years:

Equivalent to 1 U.S. dollar	As of December 31, 2017	Change during 2017 (*)	As of December 31, 2016	Change during 2016 (*)	As of December 31, 2015	Change during 2015 (*)
ILS/USD	3.467	(9.8)%	3.845	(1.5)%	3.902	0.3%
EUR/USD	0.835	(12.2)%	0.951	3.5%	0.919	11.7%
GBP/USD	0.741	(9.0)%	0.814	20.6%	0.675	5.2%
ISK/USD	104.4	(7.4)%	112.8	(12.9)%	129.6	2.1%

(*)	Positive change represents appreciation of the USD vs the opposing currency and a negative change represents depreciation of the USD vs the opposing currency.

During 2017, the USD value of operating costs denominated in ILS, GBP and ISK increased due to the depreciation of the USD vs. all such currencies, and the USD value of revenues denominated in EUR increased due to the depreciation of the USD vs the EUR.

During 2016, the USD value of operating costs denominated in ILS, and ISK increased due to the depreciation of the USD vs. the ILS and ISK, and the USD value of revenues denominated in EUR decreased due to the appreciation of the USD vs the EUR. The exchange rate fluctuation between the USD and the GBP did not have a material effect on the Company’s operations in 2016 as the operations in the United Kingdom were only formed during the end of 2016 and beginning of 2017.

During 2015, the USD value of operating costs denominated in ILS and ISK decreased (insignificantly) due to the appreciation of the USD vs the ILS and ISK, and the USD value of revenues denominated in EUR decreased due to the appreciation of the USD vs the EUR. The exchange rate fluctuation between the USD and the GBP did not have a material effect on the Company’s operations in 2016 as the operations in the United Kingdom were only formed during the end of 2016 and beginning of 2017.

The inflation/deflation in the general price indexes in Israel and in the countries in which the Company’s subsidiaries are located, during 2017, 2016 and 2015 had an immaterial effect on the Company’s results and operations.

B.	Liquidity and capital resources

We finance our operations primarily from our cash and cash equivalents and cash from operations. In March 2017 we issued $6.3 million aggregate principal amount of convertible notes and in November 2017 we received gross proceeds of $19.6 million when we issued approximately 10.6 million ordinary shares for $1.85 per share to Warburg Pincus upon the completion of the Private Placement (described in more detail below). In addition, in August 2015 we realized net proceeds of $11.5 million as a result of the sale by us of 7,666,665 of our ordinary shares in a public offering. During prior years we also held a short-term line of credit from a U.S. bank, however this line of credit was paid down in full and closed in February 2016.

As of December 31, 2017 and December 31, 2016, we had approximately $24.0 million and $10.6 million of cash and cash equivalents, respectively.

Cash Flows from Operating Activities

In 2017, net cash used in operating activities was $7.2 million and was primarily due to a net loss of $15.6 million adjusted for non-cash activity of $3.7 million amortization of intangible assets, $1.3 million depreciation of property and equipment, $2.1 million stock-based compensation expenses, $1.3 million change in fair value of the embedded conversion feature on the convertible notes, a $0.8 million increase in employees and payroll accruals, accrued expenses and other liabilities, and offset by a decrease in deferred revenues of $0.8 million.

In 2016, net cash generated by operating activities was $2.1 million and was primarily due to a net loss of $6.2 million adjusted for non-cash activity of $2.8 million amortization of intangible assets, $1.2 million depreciation of property and equipment, $1.0 million stock-based compensation expenses, $0.8 million expenses as a result of the ruling received with respect to the legal dispute with the former eleven shareholders, a $0.8 million decrease in trade receivables alongside a $2.3 million increase in deferred revenues, and offset by a decrease of $0.3 in employees and payroll accruals, accrued expenses and other liabilities and an increase in long term lease deposits of $0.2 million. The increase in deferred revenues was due to the renewal of several multiyear large customer agreements which were paid up front.

In 2015, net cash used in operating activities was $2.0 million and was primarily due to a net loss of $4.8 million adjusted for non-cash activity of $1.5 million amortization of intangible assets, $1.3 million depreciation of property and equipment, $1.1 million stock-based compensation expenses and $0.7 million decrease in trade receivables, along with a decrease in deferred revenues of $1.1 million and a decrease in accrued expenses and other liabilities of $0.6 million.

Cash Flows from Investing Activities

In 2017, net cash used in investing activities consisted of $3.6 million capitalization of technology and $1.8 million purchase of property and equipment, offset by $0.5 million proceeds from sale of investment in affiliate.

In 2016, net cash used in investing activities consisted of $2.8 million capitalization of technology and $1.0 million purchase of property and equipment.

In 2015, net cash used in investing activities primarily consisted of $1.8 million capitalization of technology and $1.2 million purchase of property and equipment.

Our capital expenditures over the last three years consisted primarily of continued investment in R&D and also purchases of property and equipment to expand our data centers and to invest in our infrastructure in order to support new business and the growth of the Company.

Cash Flows from Financing Activities

In 2017, net cash generated by financing activities was $25.4 million and was due to net proceeds of $19.0 million from the Private Placement, $6.3 million proceeds from the issuance of convertible notes and $0.1 million proceeds from the exercise of options.

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

Working Capital

As of December 31, 2017, 2016 and 2015 the Company had positive working capital of $14.3 million, $2.9 million and $7.4 million, respectively. The increase in working capital during 2017 is primarily due to the cash raised through the convertible notes and Private Placement. The decrease in 2016 is primarily due to lack of capital raise activities in 2016 to fund our operations alongside the increase in the earn-out consideration balance due to the ruling received in the legal dispute with the former eleven shareholders.

Credit Line and Convertible Notes

On March 27, 2017 the Company issued $6.3 million aggregate principal amount of convertible notes in a private placement. The notes were unsecured, unsubordinated obligations of Cyren and carried a 5.0% interest rate, payable semi-annually in (i) 50% cash and (ii) 50% cash or ordinary shares at Cyren’s election. The notes had a 2.5-year term and were expected to mature in September 2019, unless converted in accordance with their terms prior to maturity. The notes had a conversion price of $2.50 per share subject to adjustment in the event of a future equity issuance priced at less than $2.10 per share. In addition, the notes were subject to immediate conversion upon a change in control in the Company. On September 27, 2017, the Company issued 11,595 shares on account of accrued interest based on a conversion price of $2.50 per share.

On November 6, 2017, the Company completed a private offering to Warburg Pincus at a price per share of $1.85 as described under ‘Private Placement’ below. According to the terms of the convertible notes, the conversion price was adjusted to $1.85.

On November 30, 2017, $925,000 of the convertible notes balance was converted into 500,000 shares at a price per share of $1.85.

On December 24, 2017, Warburg Pincus completed a public tender offer for Cyren shares which resulted in Warburg Pincus holding approximately 52% of the Company’s shares. In accordance with the terms of the convertible notes, this constituted a change of control event, and the convertible notes including all accrued interest as of December 24, 2017 were converted into 2,944,813 shares at a price per share of $1.85.

During the first quarter of 2016, the Company decided not to extend its credit line as the funds were deemed unnecessary, and the credit line was paid down in full.

Subsequently, as of December 31, 2017 there are no convertible notes or accrued interest on account of convertible notes, and no financial debt on the Company’s balance sheet.

Earn-Out Consideration

In conjunction with the 2012 acquisition of eleven, the Company entered into an earn-out agreement with the former shareholders that would pay additional consideration based on the revenue performance for the years ending 2012-2015. Subsequently in 2014 the Company had a legal dispute regarding the amount and timing of the earn-out payments, and in the beginning of 2017 the former shareholders of eleven received an arbitral judgment in Germany in their favor, and the earn-out consideration balance was increased as of December 31, 2016 to reflect the additional interest and legal expenses determined in the arbitral judgement. The earn-out consideration balance presented on the Company’s balance sheet as of December 31, 2017 reflects the complete liability relating to the earn-out, including accrued interest. For additional information, please refer to Note 7c. of the consolidated financial statements included elsewhere in this Annual Report.

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

Private Placement

On November 6, 2017, we completed a private placement in which we issued approximately 10.6 million ordinary shares to WP XII BV, an entity controlled by funds affiliated with Warburg Pincus (together, “Warburg Pincus”), for $1.85 per share, representing gross proceeds of approximately $19.6 million to us. As a result of the Private Placement, Warburg Pincus became the owner of approximately 21.3% of our outstanding share capital.

In connection with the Private Placement, Warburg Pincus appointed two directors to Cyren's board of directors (Cary Davis and Brian Chang – each of whom was subsequently confirmed at the Company’s December 2017 shareholder meeting), and received the right, for so long as they hold at least 10% of the Company’s outstanding shares, to nominate additional board members in the future in proportion with its share ownership. In connection with the Private Placement, the Company and Warburg Pincus also entered into a registration rights agreement, which, among other things, provides Warburg Pincus with three demand registration rights, piggyback and shelf registration rights. The demand registration rights may be exercised starting August 6, 2018, subject to certain customary blackout periods. In addition, as of November 6, 2019, at the request of Warburg Pincus, the Company will be required to file a shelf registration statement covering the sale of Warburg Pincus’s shares.

Special Tender Offer

On November 6, 2017, Warburg Pincus announced its intention to commence the Special Tender Offer pursuant to Israeli law to increase its ownership in the Company, up to a maximum of 31,265,358 of the Company’s outstanding ordinary shares from the Company's shareholders at a price of $2.50 per share. Our Board of Directors resolved to recommend in favor of shareholders tendering their shares in the Special Tender Offer, subject to the terms of the Private Placement share purchase agreement. The recommendation of the Board of Directors was based on, among other things, an independent fairness opinion with respect to the fairness of the tender price.

On December 25, 2017, Warburg Pincus completed the Special Tender Offer in which it purchased 16,991,212 ordinary shares of the Company which were validly tendered pursuant to the offer and therefore became the owner of a total of 27,586,733 ordinary shares of the Company.

Outlook

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of our investment in research and development and our datacenter infrastructure.   We believe our existing cash, cash equivalents and short-term bank deposits will be sufficient to satisfy our liquidity requirements to continue operations through the third quarter of 2019.

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

Research and development expenses, net, totaled $9.8 million, $8.7 million and $8.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. The increase in research and development expenses in 2017 and compared to 2016 and 2015 is mainly due to increased buildout of our research and development teams globally and significant investment in outsourced development services. Please refer to item 5A above. We plan to continue to significantly invest in resources to conduct our research and development effort.

Regarding Company patents and patents pending, please refer to item 4B Section “Intellectual Property” in this Annual Report. The Company may seek to patent certain additional software or other technologies in the future.

D.	Trend Information

Threat Landscape

The last 12 months period has possibly experienced the greatest amount of dramatic global incidents directly related to malware and cyber threats since the advent of the Internet. From election hacks to global ransomware attacks, malware threats are at an all-time high. As long as these activities prove lucrative, we expect these incidents to get worse.

In this “cyber-war”, with respect specifically to malware, three battlefronts stand out: ransomware, hyper-evasive malware, and malware distribution via HTTPS.

Ransomware has become especially lucrative for cybercriminals. Massive scale ransomware attacks have spread extremely quickly around the globe targeting governments, corporations, and private citizens. With hyper-evasive malware, cybercriminals are using codes designed to specifically detect and evade conventional sandbox detection and analysis. With respect to encrypted HTTPS traffic from “secure” web sites, a recent Cyren study of traffic passing through the Cyren security cloud found that almost 40% of all malware being disseminated today is utilizing HTTPS connections for distribution or communications, yet recent surveys show that the majority of companies around the globe are not inspecting that traffic.

It has become clear that cybercriminals know the weak points in standard corporate defenses, and are optimizing their attacks to leverage these security gaps in every possible way.

Today, no item or user connected to the Internet is immune to attack. While many businesses are still studying what security measures might be necessary, cybercriminals are “all in”, creating dangerous new tools to target companies, governments, and private citizens. We need to be mindful that the world has changed, hyper-evasive malware and threat distribution via HTTPS are growing rapidly; mobile devices— both Android and Apple—are increasingly targets; and Internet of Things tools, from refrigerators to televisions, are an inviting new vector for criminal purposes.

Cloud and Mobility

Businesses are going through a massive change in their IT strategies as they look to drive more business value, agility, and better customer experiences.

●	Business internet traffic continues to increase every year – executives, employees, partners, contractors and customers are accustomed to transacting online. As a result, individuals are far more comfortable opening emails, clicking on links and providing sensitive data and information without questioning the authenticity of the applicable request. The simple organic growth in this usage of the internet is taxing existing legacy appliance solutions that have built-in capacity restrictions limiting their ability to scale.

●	Data and applications are increasingly moving to the cloud – where we used to protect the servers, data and applications we ran in our data centers behind an appliance-based security perimeter, today these apps and data have moved outside of this security perimeter and into the cloud.

●	More and more users are working remotely -- users have left the perimeter, and are working from home offices, airports, hotels, and coffee shops, accessing the Internet without protection from our perimeter security appliances.

As organizations go through this transition, many are finding it increasingly difficult to protect their users, data and networks with traditional on-premise security solutions.

●	Buyers continue to move away from traditional on-premise solutions -- preference for service-based security solutions are growing, driven by innovations, increasing need for security beyond the perimeter, and lower total cost of ownership.

●	Mature and legacy on premise deployments are reaching end of life -- and these are increasingly being replaced by SaaS alternatives.

●	IT security staffing shortages – driving products with lower management overhead, as well as some outsourcing to key technology partners.

●	Increasingly fast, sophisticated, expensive and high-profile attacks target organizations of all sizes – attacks are increasingly focused on small companies, less-regulated and less-security aware industries, dictating increased security investment.

●	Compliance and regulatory mandates are creating increased concern among buyers, especially as the cost of failure becomes more painful. Continued, large-scale breaches — themselves a driver for security purchases — will bring about even more stringent levels of regulation.

●	Heightened cybercrime activity among nation states –political and economical motivations are driving cyberattacks of both private enterprises and government entities.

●	Automation is increasingly considered critical to accelerating detection and protection, and to countering IT talent shortages.

These reasons explain why Cyren’s vision for 100% cloud security is compelling to IT security teams looking to protect their businesses in today’s cloud-centric mobile-first world.

E.	Off-Balance Sheet Arrangements

Not applicable.

F.	Tabular disclosure of contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2017 (in thousands):

Contractual Obligations	Payments due by period (USD in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation	$6,249	$1,366	$2,088	$1,849	$946
Other long-term liabilities reflected on the Company’s Balance Sheet - accrued severance pay	930	-	-	-	-
Other long-term asset reflected on the Company’s Balance Sheet - severance pay fund	(714)	-	-	-	-
Net - severance pay liability (*)	216	-	-	-	-
Earn-out consideration and related costs	3,588	3,588	-	-	-
Uncertain income tax positions (**)	272	-	-	-	-
Total	$10,325	$4,954	$2,088	$1,849	$946

(*)	Severance pay obligations to the Company’s Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

(**)	Accrual for uncertain income tax position under ASC 740 “Income Taxes” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See note 10j of the consolidated financial statements in this Annual Report for further information regarding the Company’s liability.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

The following table presents information with respect to our directors’ beneficial ownership of our ordinary shares as of February 28, 2018. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to shares. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of February 28, 2018, to be outstanding and to be beneficially owned by the person holding such options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 53,383,120 ordinary shares outstanding as of February 28, 2018.

Name and Position	Age	Percentage of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned	Number of Options included in Beneficial Ownership
Lior Samuelson, CEO, Director and Chairman of the Board	69	1.7%	931,143	652,713 options, at exercise prices ranging from $1.44 to $3.18 per Ordinary Share. Expiration dates range from December 13, 2018 to January 24, 2023.
Aviv Raiz, Director (3)	59	<1%	304,082	59,895 options, at exercise prices ranging from $1.44 to $3.18 per Ordinary Share. Expiration dates range from December 13, 2018 to February 10, 2022.
Hila Karah, Director (1)(3)	49	<1%	128,826	59,895 options, at exercise prices ranging from $1.44 to $3.18 per Ordinary Share. Expiration dates range from December 13, 2018 to February 10, 2022.
Todd Thomson (Lead Director) (2)	57	<1%	77,917	47,917 options, at exercise prices ranging from $1.56 to $3.18 per Ordinary Share. Expiration dates range from December 13, 2018 to December 18, 2020.
James Hamilton (Director) (1)(2)(3)	54	<1%	67,917	47,917 options, at exercise prices ranging from $1.56 to $3.18 per Ordinary Share. Expiration dates range from December 13, 2018 to December 18, 2020.
David Earhart (Outside Director) (1)(2)(3)	56	<1%	101,250	81,250 options, at exercise prices ranging from $1.56 to $3.01 per Ordinary Share. Expiration dates range from August 1, 2019 to December 18, 2020.
John Becker (Outside Director) (1)(2)(3)	60	<1%	28,125	28,125 options with an exercise price of $2.00 per Ordinary Share, and expiration date of April 1, 2023.

Cary Davis (Director)	51	<1%	0	No vested options as of April 30, 2018.

Brian Chang	36	<1%	0	No vested options as of April 30, 2018.

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating Committee

Other Executive Officers:

The following table sets forth the names and positions of our senior management employees, with ownership data being as of February 28, 2018.  These employees, along with Lior Samuelson, are included for purposes of the aggregation of compensation and share ownership of major shareholders, directors and executive officers, and appear elsewhere in this Annual Report.

Name	Age	Ownership	Position

Boris Bogod	43	<1%	Vice President, Global Cloud Operations

Ben Carmi	40	<1%	Senior Vice President, Products

Mickey DiPietro	53	<1%	Senior Vice President, Worldwide Sales

Einat Glik	38	<1%	Vice President, Engineering

Lior Kohavi	47	1.2%	Chief Technology Officer

Dan Maier	54	<1%	Vice President, Marketing

Eva Edwards Markowitz	43	<1%	Vice President, Human Resources

J. Michael Myshrall	48	<1%	Chief Financial Officer

Eric Spindel	41	<1%	Vice President, General Counsel and Corporate Secretary

Sigurdur Stefnisson	42	<1%	Vice President, Detection

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

Hila Karah joined the Board of Directors in March 2008. Ms. Karah is the former CIO of Eurotrust Ltd. and is an investor in several high-tech, bio-tech and Internet companies. Prior to Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund, and was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah is currently a Director and member of the audit and compensation committees at Intec Pharma (Nasdaq: INTC), and Director and member of the compensation committee at DarioHealth (Nasdaq: DRIO). Ms. Karah holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Todd Thomson joined the Board of Directors in November 2011 and has held the position of Lead Director since December 2015. Mr. Thomson is chairman of Dynasty Financial Partners, as well as the founder and CEO of Headwaters Capital. He served in top management positions at Citigroup, including CFO of the Company and CEO of the Global Wealth Management division. Prior to joining Citigroup, Todd Thomson held senior executive positions at GE Capital, Barents Group and Bain & Co. He is also a board member of Century Bank as well as chairman of the Wharton Leadership Advisory Board. Todd Thomson received his MBA, with Distinction, from the Wharton School of Business and his bachelor’s degree in economics from Davidson College.

James Hamilton joined the Board of Directors in February 2012.  Mr. Hamilton is Chairman of Wedge Networks.  Mr. Hamilton has more than 25 years of leadership experience in senior executive roles across many highly successful high-tech companies. He brings proven success at building and leading high-potential, high growth companies from startup to IPO and often through acquisition. Mr. Hamilton was the CEO of Tipping Point, the renowned market leader in Intrusion Prevention Systems (IPS). Mr. Hamilton was also president of Click Security, and president of Efficient Networks, which also achieved a highly successful IPO and was later acquired by Siemens. He has also held various senior sales roles with multiple companies; most recently as SVP of worldwide sales and field operations at Cyan, Inc. Mr. Hamilton is also the president of Valletta Capital, LLC and is active in multiple venture capital, corporate, and charitable boards.

David Earhart joined the Board of Directors in July 2013. David Earhart is President of Data Protection and Endpoint Management at Quest Software, which was spun out of Dell Software and is backed by Francisco Partners and Elliott Management. Mr. Earhart brings more than 20 years of security and systems management experience to his role. Previously, David was CEO of Core Security and served as SVP of Worldwide Field Operations for Damballa, a leading provider of advanced threat protection. In this role, he was responsible for record, triple-digit growth. Before this, David was SVP of Security (IAM) Field Operations at CA Technologies, where his team delivered 300% growth in the security business. Prior to that, David held leadership and executive positions at BMC Software and venture-backed companies within the sales, support and services functions. He holds a B.B.A. in Finance from Texas Tech University.

John Becker joined the Board of Directors as an Outside Director under the Companies Law in April 2017. Mr. Becker brings more than 30 years of security industry and technology experience and offers a lengthy record of growing highly successful companies. In addition to serving on numerous boards, he previously served as the Chief Executive Officer of Sourcefire, ScienceLogic, Approva, Cybertrust, Trusecure, and AXENT Technologies. John is a CPA and graduated from the Robins School of Business at the University of Richmond.

Cary Davis joined the board of directors in November 2017. Mr. Davis is a Managing Director at Warburg Pincus, which he joined in 1994, and focuses on investments in the software and financial technology sectors. He also serves on the boards of several private companies. Prior to joining Warburg Pincus, he was Executive Assistant to Michael Dell at Dell Computer and a consultant at McKinsey & Company. Mr. Davis received a B.A. in economics from Yale University and an M.B.A. from Harvard Business School.

Brian Chang joined the board of directors in November 2017. Mr. Chang is a Principal at Warburg Pincus, which he joined in 2005 and returned in 2009. Mr. Chang focuses on investments in the technology, software and financial technology sectors. He currently serves on the board of several private companies. Prior to joining Warburg Pincus, Mr. Chang worked at Merrill Lynch focusing on corporate finance and mergers and acquisitions transactions. Mr. Chang received a B.S. with Distinction in electrical engineering from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

Boris Bogod joined Cyren in August 2017 and is responsible for the infrastructure and operation of Cyren’s global security cloud. He brings to the task over 20 years of experience deploying, managing and optimizing IT networks and the delivery of cloud services. Boris joined Cyren from Sears Israel (subsidiary of SHC) where he served as Vice President of Operations, and previously held senior operations and infrastructure management positions for several Web based companies including ICAP, Playtech and others. Boris holds B.Sc. in Industrial Engineering and Management (specialization in Information Systems) from Ben-Gurion University in the Negev.

Ben Carmi joined Cyren in December 2015 and is responsible for developing and delivering Cyren’s product vision, as well as overseeing the company’s global product management teams. He joined Cyren with more than 13 years of product leadership experience, most recently as vice president of product management at Radware. He has also held key product management roles at Check Point Software and RiT Technologies. Ben graduated from Tel Aviv University with a bachelor’s degree in industrial engineering and a master’s degree in public policy.

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

To the best of our knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer (other than Cary Davis and Brian Change who were appointed in connection with the Private Placement to Warburg Pincus as described above). There are no family relationships among any of the directors, officers or key employees of Cyren.

B.	Compensation

Compensation of Directors and Executive Officers

Under Amendment 20 of the Companies Law, the directors of Cyren can be remunerated by Cyren for their services as directors to the extent such remuneration is in accordance with the compensation policy to be adopted by the Company after approval by Cyren’s compensation committee, Board and shareholders.

The cash compensation paid to non-employee directors in 2017 (other than the CEO and Chairman) was $7,500 per quarter and $15,000 for the Lead Director.

Directors also are reimbursed for their expenses for each Board of Directors meeting attended. See Item 6 - “The 2016 Non-Employee Equity Incentive Plan” for a discussion of director compensation in the form of option grants.

During 2017, options to purchase 750,000 ordinary shares were granted to executive officers (referred to in Item 6) under the Company’s stock option plans at a weighted average exercise price of $1.95 per share. A total of 768,807 options and RSUs granted to executive officers and directors received accelerated vesting from the change of control related to the Special Tender Offer.

The aggregate direct remuneration paid by Cyren to directors and executive officers (19 persons) in 2017 was approximately $3.0 million. During the same period Cyren accrued or set aside approximately $0.3 million for the same group to provide pension, retirement or similar benefits. As of February 28, 2018, these directors and executive officers of Cyren (19 persons) had 3,775 thousand stock options to purchase a like number of ordinary shares, with 2,738 thousand of those options being vested and exercisable within sixty days of said date. Generally, unless exercised previously, options terminate within six years of their issuance. Five directors have also been granted a total of 90,000 Restricted Stock Units (RSUs), all of which had vested and were available to be sold. Additional information as of February 28, 2017 can be found in Item 6A “Directors and Senior Management”.

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2017.

All amounts are in thousands of U.S. dollars.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation (3)	Total
Lior Samuelson, Chief Executive Officer	$326	$70	$220	$616
Lior Kohavi, Chief Technology Officer	$277	$75	$119	$471
J. Michael Myshrall, Chief Financial Officer	$288	$79	$76	$443
Mickey DiPietro, Senior Vice President Worldwide Sales	$213	$136	$61	$410
Eric Spindel, Vice President General Counsel and Corporate Secretary	$256	$35	$62	$353

(1)	“Salary and Benefits” include annual salary or service fees paid, payments to the National Insurance Institute, managers’ insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law as recorded in the Company’s financial statements for the year ended December 31, 2017.

(2)	“Cash Bonus” includes bonus payments and commissions as recorded in the Company’s financial statements for the year ended December 31, 2017.

(3)

“Equity-based Compensation” includes the expense recorded in our financial statements for the year ended December 31, 2017 with respect to equity-based compensation granted to the executive officers detailed above, which includes accelerated vesting from the change of control related to the Special Tender Offer

Options to Purchase Securities from Registrant

As of December 31, 2017, options to purchase 6,329 thousand ordinary shares were outstanding and held by 214 persons made up of then existing employees, consultants, executive officers, non–employee directors and ex-employees within their post-termination period for exercise under the Company’s stock option plans. Of the number of options outstanding, 4,885 thousand were vested and exercisable. Additionally, these outstanding options had exercise prices ranging from $1.44 to $3.67 per share, a weighted average per share exercise price of $2.29 and expiration dates ranging from February 16, 2018 to September 13, 2023.

The Special Tender Offer by Warburg Pincus (in which Warburg Pincus acquired more than 50% of the Company’s outstanding shares as described above), resulted in a change of control event for purposes of the Company’s equity incentive plans and, as a result, on December 24, 2017, fifty percent of all then outstanding options became fully vested, with the remainder vesting by December 24, 2018. In addition, as of December 24, 2017, the outstanding RSUs held by directors became fully vested in accordance with the Non-Employee Director Plan.

Employee Equity Incentive Plans

Employees, including executive officers and other management employees, participate in the Company’s employee option plans. In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the “Amended and Restated Israeli Share Option Plan”). On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Equity Incentive Plan (the “Employee Plan”). This plan has replaced all prior employee stock option plans which have terminated.

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

Non–Employee Equity Incentive Plans

In 1999, the Company adopted the 1999 Directors Stock Option Plan, and in 2008 shareholders approved an extension of the term of this plan through July 13, 2019. On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Non-Employee Director Equity Incentive Plan (the “Non-Employee Plan”). This plan has replaced all existing non-employee stock option plans which have terminated.

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

Election of Directors

Directors (other than Outside Directors, as explained below) are elected by shareholders at the annual general meeting of the shareholders and hold office until the next annual general meeting following the general meeting at which such director is elected and until a successor is elected, or until the director is removed. An annual general meeting must be held at least once in every calendar year, but not more than 15 months after the preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders, the Board may appoint new directors temporarily to fill vacancies on the Board. The Articles of Association of Cyren authorize the shareholders to determine, from time to time, the number of directors. Unless otherwise resolved in a general meeting, the Board shall consist of up to ten directors, though only nine directors are currently serving on the Board. During 2015, shareholders approved the creation of a Lead Director position, which carries additional responsibilities and receives $15 thousand per quarter, compared to $7,500 per quarter for a standard director.

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

A director is deemed to have “professional expertise” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has at least a cumulative total of at least five years’ experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. As with a candidate’s expertise in finance and accounting, the board of directors here too must evaluate the proposed Outside Director’s “professional qualification” in accordance with the criteria set forth above.

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

The initial term of an Outside Director is three years and may be extended for up to two additional periods of three years each. However, under regulations promulgated pursuant to the Companies law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital markets, may propose that an Outside Director be reelected by the shareholders for such additional periods, beyond the initial three terms, of up to three years each only if (1) the audit committee and the Board of Directors, in nominating the Outside Director, confirms that, in light of the Outside Director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, (2) the election was approved by the majority of shareholders required to appoint Outside Directors for their initial term and (3) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office having been presented to the shareholders prior to their approval.

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

As of the date of this Annual Report, Cyren’s Outside Directors are John Becker and David Earhart. At the 2015 Annual General Meeting held on December 24, 2015, Mr. Earhart was re-elected to a second three-year term, expiring August 2019. At the 2016 Annual General Meeting Mr. Becker was elected for an initial three-year term expiring March 31, 2020, to replace Yair Bar Touv, whose third three-year term expired on March 31, 2017.

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

The Company has identified the following Board members as “independent directors” pursuant to NASDAQ Listing Rule 5605(a)(2):

a.	Aviv Raiz
b.	Hila Karah
c.	Todd Thomson
d.	James Hamilton
e.	David Earhart
f.	John Becker

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

The audit committee consists of David Earhart (chairman), Todd Thomson, audit committee financial expert, John Becker and James Hamilton.

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

The compensation committee consists of John Becker (chairman), Hila Karah, James Hamilton and David Earhart.

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

Our CEO and all of our office holders may be incentivized through cash bonuses and all of our office holders and directors may also be incentivized through long-term equity-based incentives to provide them with a stake in our success – thus linking their long-term financial interests with the interests of our shareholders. In accordance with the Policy, the cash bonuses incentives are developed through a program that sets performance targets based on each office holder’s role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year. The cash bonuses will not exceed 50% of the actual annual base salary for the CEO and office holders (other than Sales) and 85% of the actual annual base salary for Sales officers. In years that the Company does not meet at least 60% of the annual Company’s measures target (as defined by the board of directors), no cash bonuses will be paid.

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

The nominating committee consists of Hila Karah, chair, Aviv Raiz, David Earhart, James Hamilton and Brian Chang.

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

The Companies Law requires that an office holder promptly discloses any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

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

As of December 31, 2017, 2016, and 2015, we had 239, 214, and 193 employees, respectively, with such employees being located in our offices in the Israel, United States, Germany, Iceland and the UK. As of December 31, 2017, our employees were categorized as follows:

Location	General & Administrative	Sales & Marketing	Research & Development	Hosting & Support (Operations)	TOTAL:
ISRAEL OFFICE	8	8	61	12	89
U.S. OFFICES:
Austin, TX	-	26	-	2	28
Sunnyvale, CA	-	5	-	6	11
McLean, VA	10	3	1	1	15
ICELAND OFFICE	5	-	23	4	32
GERMANY OFFICE	6	7	25	9	47
UK OFFICE	-	17	-	-	17
TOTALS	29	66	110	34	239

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

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. Furthermore, the wages of most of Cyren’s Israeli employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Also, all Israeli employees are entitled to the funding of pension benefits by preset monthly contributions of the employee and the employer after their initial six months of employment, or, if they already have a pension plan or Managers Insurance, after their initial three months of employment and retroactively. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies and by an accrual. Effective October, 2014, the Company’s agreements with new employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payment is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid. A general practice in Israel followed by Cyren, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 6% of such employee’s base salary, and the employer contributes between 12.5% and 14.83% of the employee’s base salary. We also provide certain Israeli employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary, and the employer contributes an amount equal to 7.5% of the employee’s base salary, up to a certain maximum base salary set by law.

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

The table in Item 6, Section A above sets forth the directors’ beneficial ownership of our ordinary shares as of February 28, 2018. Other than our CEO and Chairman, Lior Samuelson, and Lior Kohavi, CTO (who beneficially owned 639,832 ordinary shares representing 1.2% of our outstanding shares), no executive officer beneficially owns more than 1% of our ordinary shares as of February 28, 2018.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major shareholders

The following table presents information with respect to beneficial ownership of our ordinary shares as of February 28, 2018, including:

●	each person or entity known to Cyren to own beneficially 5% or more of Cyren’s ordinary shares, and

●	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power, with respect to ordinary shares. For purposes of the table below, we deem shares subject to options, warrants or convertible notes that are currently exercisable/convertible or exercisable/convertible within 60 days of February 28, 2018, to be outstanding and to be beneficially owned by the person holding such options, warrants or convertible notes for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 53,383,120 ordinary shares outstanding as of February 28, 2018.

Major shareholders of ordinary shares	Number of Shares Beneficially Owned	Percent
Warburg Pincus (WP XII Investments B.V.) (1)	27,586,733	51.7%
Yelin Lapidot Holdings (2)	3,998,703	7.5%
All other directors and executive officers as a group (19 persons) (3)	3,688,700	6.6%

(1)	Includes 27,586,733 shares indicated in the statement of beneficial ownership on Schedule 13D/A filed on December 29, 2017.
(2)	Includes 3,998,703 shares indicated in the statement of beneficial ownership on Schedule 13G/A filed on January 31, 2018.
(3)	Includes 2,738,032 options exercisable into a like number of ordinary shares.

Based on a review of the information provided to us by our transfer agent, as of March 31, 2018, there were 38 holders of record of our ordinary shares, of which 27 record holders holding 26,109,884 ordinary shares, or approximately 48.9%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. One of such holders is CEDE & Co., the nominee company of the Depository Trust Company (with a registered address in the United States), which held 24,251,633 ordinary shares on behalf of numerous brokers and banks, who in turn held such shares on behalf of their respective clients and customers.

Significant Changes in Percentage Ownership of Major Shareholders During the Past Three Years

On November 6, 2017, we issued approximately 10.6 million ordinary shares for $1.85 per share to Warburg Pincus (WP XII Investments B.V.) upon the completion of the Private Placement. On December 25, 2017 Warburg Pincus announced the successful completion of its Special Tender Offer pursuant to which it purchased 16,991,212 ordinary shares of the Company which were validly tendered pursuant to the offer, from Company shareholders, and became the owner of a total of 27,586,733 ordinary shares of the Company, representing approximately 51.7% of the issued share capital of the Company as of the completion of the Special Tender Offer and automatic conversion of the convertible notes.

In March 2017, an affiliate of Yelin Lapidot Holdings purchased $4.0 million aggregate principal amount of convertible notes, convertible into ordinary shares at any time based on a conversion price of $2.50 per share. Upon the November 6, 2017 Private Placement, the conversion price of these notes was reset to $1.85 per share, and these notes were automatically converted into 2,162,162 shares upon the successful completion of the Special Tender Offer on December 24, 2017. On January 31, 2018, Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. and Yelin Lapidot Mutual Funds Management Ltd. filed a schedule 13G indicating that it owned 3,998,703 shares of Cyren representing 8.0% of the outstanding shares of Cyren.

On February 5, 2018 Unterberg Capital, LLC, Unterberg Technology Partners LP, Unterberg Koller Capital Fund LP, Thomas I. Unterberg and Ross A. Koller filed a schedule 13G/A indicating that they have ceased to be beneficial owners of more than 5% of Cyren shares, and as of the date thereof may be deemed to be the beneficial owners of 290,456 Cyren shares, representing 0.6% of the outstanding shares of Cyren, which include 290,456 Cyren shares if 290,456 warrants were exercised.

In March 2017, Aviv Raiz reported beneficial holdings of 5,020,510 shares, which includes 4,959,057 ordinary shares and 61,453 stock options representing 12.8% of the outstanding shares of Cyren. In March 2018, Aviv Raiz reported beneficial holdings of 304,082 shares, which includes 234,187 ordinary shares, 10,000 vested RSUs, and 59,895 stock options, and as of the date thereof has ceased to be a beneficial owner of more than 5% of Cyren shares.

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

Control

The Company is controlled by Warburg Pincus, which, pursuant to the consummation of the Private Placement transaction and the successful completion of the Special Tender Offer made by Warburg Pincus, is the owner of 27,586,733 ordinary shares of the Company, representing approximately 51.7% of the issued share capital of the Company, as of the date of this report. In addition, pursuant to the Private Placement transaction, based on its current share ownership as of the date hereof, Warburg Pincus has the right to nominate five out of ten directors to the Company’s board of directors. To date, Warburg Pincus has nominated two directors to the board.

The Company is not aware of any arrangements that may at a subsequent date result in a change in control of the Company.

B.	Related party transactions

Private Placement and Registration Rights Agreement

On November 6, 2017, Warburg Pincus acquired approximately 10.6 million ordinary shares from us for $1.85 per share, representing gross proceeds of approximately $19.6 million to us. As a result of the Private Placement, Warburg Pincus became the owner of approximately 21.3% of our outstanding share capital. In connection with this offering, we also agreed to grant certain registration rights to Warburg Pincus. See Item 5.B. - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Private Placement.

Item 8. Financial Information.

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on item 18 pages F-1 through F-39.

Legal Proceedings

Between 2014 and 2015 the Company entered into arbitral proceedings with the former shareholders of eleven GmbH regarding an escrow account and the earn-out consideration related to the purchase agreement of former eleven. With respect to these claims, on March 9, 2017, the arbitrational panel provided their ruling in which it accepted the claims submitted by the former eleven shareholders with respect to the escrow amount and the 2013 earn-out liability. The arbitrational panel also ruled that Cyren pay legal expenses in the amount of €574 thousand (out of which €113 thousand had been previously deposited) and interest on the claimed amounts, which up to December 31, 2016, amounted to €171 thousand. The 2014 and 2015 earn-out amounts, which have already been recognized within the earn-out consideration on the Company’s balance sheet as of December 31, 2015, in the amount of €1,374 thousand, may be payable on the same basis as set forth in the arbitral ruling. The additional liability arising from the legal fees and interest was recognized and presented within the earn-out consideration on the Company’s balance sheet and the respective expenses were reflected for the year ending December 31, 2016, in the consolidated statements of operations under adjustment to earn-out consideration within the consolidated financial statements included elsewhere in this Annual Report. The escrow account has been released to the former shareholders. The arbitrational award related to the 2013 earn-out consideration has not been declared enforceable by the applicable courts in Germany. Therefore the Company has not paid the award as of December 31, 2017 and subsequently through the date of these financial statements. The former shareholders have commenced legal proceedings before the applicable court in Germany in order to enforce the award and have served this motion on the Company on April 16, 2018. The court is awaiting the Company’s response to the motion. At this stage, it is unlikely that the award will not be enforced. The Company believes a portion of the liability may be paid during 2018, but cannot estimate the timing and the amounts that will be paid.

On December 22, 2017, the Company commenced legal proceedings against the German law firm that advised the Company on the purchase agreement of the former eleven, asserting that the law firm provided deficient legal advice which has resulted in an over payment of the earn-out consideration to the former shareholders of eleven, as awarded by the arbitrational panel, and any future amounts that may be enforced relating to the 2014 and 2015 earn-out amounts. The Company cannot estimate the outcome of these proceedings at these early stages.

The Company was a minority shareholder in imatrix corp., a Japanese company (“imatrix”). In September 2015, the Company required imatrix to repurchase all imatrix shares held by the Company pursuant to certain provisions of the Companies Act of Japan. However, since the parties could not agree on the correct valuation for such shares, in November 2015, the Company petitioned the Kawasaki Branch of Yokohama District Court in Japan to determine the share valuation of the Company’s shares in imatrix Corporation. In addition, the Company had also filed a claim regarding unpaid royalties pursuant to a commercial agreement between the two parties while imatrix separately claimed damages for unlawful termination of such agreement. In April 2017, the parties reached a settlement pursuant to which imatrix paid JPY 75 million (approximately US$676,000) to Cyren to settle all such claims. Out of the total settlement, $226 thousand was paid towards unpaid royalties and $450 thousand was paid on account of the imatrix shares held by the Company.

In June 2017, zvelo, Inc. (“zvelo”) filed a Statement of Claim in the Tel Aviv District Court. The Company and zvelo had been parties to an agreement for the receipt of certain URL categorization and filtering services. In September 2015, the Company terminated the agreement, effective as of December 31, 2015. zvelo claims that the Company continues to make use of zvelo’s data post termination in breach of the agreement, infringing on zvelo's rights and commercial secrets, and being unjustly enriched. zvelo is claiming damages of NIS 11,000,000 and an order for the Company to cease from utilizing such data. The Company filed a statement of defense in November 2017, and a pretrial is scheduled in May 2018. In accordance with the court’s recommendation, the parties have engaged in a mediation process.

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

Except as otherwise disclosed in this Annual Report, there are no other significant changes since December 31, 2016.

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

The following table lists the high and low closing sales prices for the Company’s ordinary shares on the NASDAQ Capital Market for the periods indicated:

	High	Low
2013:	$3.99	$2.02
2014:	$4.09	$1.45
2015:	$3.43	$1.57
2016:	$2.50	$1.31
2017:	$2.50	$1.35

2016:
First Quarter	$1.76	$1.31
Second Quarter	$2.00	$1.62
Third Quarter	$2.50	$1.93
Fourth Quarter	$2.49	$1.70

2017:
First Quarter	$2.25	$1.93
Second Quarter	$2.30	$1.95
Third Quarter	$2.05	$1.35
Fourth Quarter	$2.50	$1.65

Most Recent Six Months:

October 2017	$1.90	$1.70
November 2017	$2.45	$1.65
December 2017	$2.50	$2.35
January 2018	$2.50	$2.20
February 2018	$2.25	$2.05
March 2018	$2.50	$2.10

The following table lists the high and low closing sales prices for the Company’s ordinary shares on the TASE for the periods indicated. Share prices on the TASE are quoted in ILS:

	High	Low

2016:
First Quarter	ILS 6.92	ILS 5.18
Second Quarter	ILS 7.67	ILS 6.29
Third Quarter	ILS 9.64	ILS 7.48
Fourth Quarter	ILS 9.17	ILS 6.95

2017:
First Quarter	ILS 8.73	ILS 7.00
Second Quarter	ILS 8.69	ILS 6.92
Third Quarter	ILS 7.25	ILS 5.22
Fourth Quarter	ILS 9.02	ILS 5.89

Most Recent Six Months:

October 2017	ILS 6.66	ILS 5.97
November 2017	ILS 8.73	ILS 5.89
December 2017	ILS 9.02	ILS 8.36
January 2018	ILS 8.69	ILS 7.49
February 2018	ILS 7.50	ILS 7.20
March 2018	ILS 8.34	ILS 7.34

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

As of December 31, 2017, our authorized share capital consisted of 75,353,340 ordinary shares, ILS 0.15 par value. As of December 31, 2017 and March 31, 2018, there were 53,375,854 and 53,387,540 ordinary shares issued and outstanding and 1,030,027 and 1,018,341 ordinary shares were dormant, respectively.

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

The Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless someone else already holds 45% of the voting power of the company. In addition, if a special tender offer has been accepted, the offeror, and any person controlling the offeror at the time of the offer and any corporation under their control, shall not file an additional tender offer for the purchase of company shares and shall not perform a merger with the company for a period of one year following the date of the special tender offer, unless the offeror provided an undertaking to do the same in the special tender offer.

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

On March 27, 2017 the Company issued $6.3 million aggregate principal amount of convertible notes in a private placement. See Item 5.B. - Operating and Financial Review and Prospects - Liquidity and Capital Resources – Credit Line and Convertible Notes.

On November 6, 2017, the Company and Warburg Pincus entered into a Securities Purchase Agreement and Registration Rights Agreement. See Item 5.B. - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Private Placement.

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

General Corporate Tax Structure

The Israeli corporate tax rate in 2017 was 24%, in 2018 and thereafter will be 23%.

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

Capital Gains Tax on Sales of Our Ordinary Shares

As of January 1, 2012, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder who is the owner of 10% or more in the right to profits, right to nominate a director (or an officer), voting rights, right to receive assets upon liquidation, or right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right) in the company issuing the shares.

A substantial shareholder individual will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale he or she had been a substantial shareholder.

For gains derived from the sale of an asset acquired before January 1, 2012, and sold on or after such date, other rates of tax will apply depending upon the length of time for which the asset was held.

Corporations are subject to corporate tax with respect to total income, including capital gains, at a corporate tax rate of 23% in 2018 and thereafter (24% in 2017 and 25% in 2016).

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

Taxation of Israeli Individual Shareholders on Receipt of Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of either 25% or 30%, if the recipient of such dividend is a "substantial shareholder" at the time of distribution or at any time during the preceding 12-month period.

Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our ordinary shares.

Taxation of Non-Resident Holders

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter (2% in 2016) on annual income exceeding a certain threshold (NIS 640,000 for the year 2017 and thereafter, which amount is linked to the annual change in the Israeli consumer price index, and NIS 803,520 for the year 2016), including, but not limited to, dividends, interest and capital gains.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes what we believe to be certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States (as determined under U.S. federal income tax rules), including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust or one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury Regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the purchase, ownership, and disposition of our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to differing interpretations or change, possibly on a retroactive basis. No ruling has been or will be sought from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, there can be no assurances that the IRS will not take a contrary position regarding the tax consequences of the ownership and disposition of our ordinary shares, or that any such contrary position will not be sustained by a court.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances. For example, this discussion does not address any U.S. federal estate, U.S. federal gift, U.S. federal generation-skipping transfer, or U.S. state or local or foreign tax considerations. In addition, this discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, including, without limitation, : (1) a bank, insurance company, tax-exempt entity, retirement plan, tax-deferred account, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is liable to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity (including private foundations) ; (7) real estate investment trusts; (8) certain former citizens or residents of the United States; (9) S corporations or (10) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly, indirectly or constructively, at any time, ordinary shares representing 10% or more of our voting power or value (other than a brief discussion below of certain aspects of the controlled foreign corporation rules and the dividend received deduction rules).

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

You are encouraged to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of our ordinary shares, including, without limitation, the effects of applicable federal, state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Distributions on Ordinary Shares

Subject to the discussions under the headings “Passive Foreign Investment Companies” and “Controlled Foreign Corporations” below, a U.S. Holder will be required to include in gross income as dividend income the amount of any distribution paid on ordinary shares (without reduction for the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our earnings and profits for the taxable year in which the distribution is made and our accumulated earnings and profits as of the end of the taxable year immediately prior to the taxable year in which the distribution is made, with earnings and profits determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing (but not below zero) the U.S. Holder’s tax basis in the U.S. Holder’s ordinary shares to the extent thereof (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the ordinary shares), and then any excess will be treated as capital gain. Since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution may be treated as dividend income, even if the distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Corporate holders generally will not be allowed a deduction for dividends received. For non-corporate U.S. Holders, the maximum federal income tax rate on “qualified dividend income” and long-term capital gains is generally 20%.

Dividends received with respect to our ordinary shares will generally be considered qualified dividend income provided that we are a “qualified foreign corporation,” the stock on which the dividend is paid is held for a minimum holding period (discussed below), and other requirements are satisfied.

For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” The term “qualified foreign corporation” includes a corporation that is not a PFIC (as defined in “—Passive Foreign Investment Companies”) in the year of the distribution or in the prior tax year and that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program and the U.S. Treasury Department has determined that the treaty is satisfactory for purposes of the legislation, or its shares are readily tradable on NASDAQ or another established securities market in the United States. The IRS has published guidance stating that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty. Based on current law and applicable administrative guidance, we expect that dividends paid on our ordinary shares will be eligible for treatment as qualified dividend income, provided that we are not a PFIC, and the holding period and other requirements are satisfied.

Dividends that we pay will not constitute qualified dividends: (i) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will include the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Taxation of Non-Resident Holders of Shares.”) Cash distributions paid by us in ILS, including the amount of any Israeli taxes withheld, will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such ILS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the ILS, any subsequent gain or loss in respect of such ILS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss for U.S. foreign tax credit purposes.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for non-refundable Israeli income tax withheld from distributions received in respect of our ordinary shares, or, alternatively, may be deducted from the U.S. Holder’s taxable income. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year.. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits or deductions.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax (in addition to the regular income tax) on certain investment income, including dividends.

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act” (the “TCJA”). This new legislation provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including for Israeli withholding taxes (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under this new legislation may not apply to dividends from a PFIC, discussed below.

Taxation of Sale, Exchange or other Taxable Disposition of Our Ordinary Shares

Subject to the discussions under the headings “Passive Foreign Investment Companies” and “Controlled Foreign Corporations” below, upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the sold ordinary shares and the amount realized on the disposition of such ordinary shares (or its U.S. dollar equivalent if the amount realized is denominated in a foreign currency). A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar equivalent of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  The amount realized on the sale, exchange or other taxable disposition of the ordinary shares will be the amount of cash received plus the fair market value of any property received. The U.S. Holder’s amount realized and tax basis will be measured in U.S. dollars. Subject to the discussion under “— Passive Foreign Investment Companies” below, any gain or loss realized on the sale or exchange or other disposition of ordinary shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares transferred exceeds one year at the time of the disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ordinary shares are currently subject to tax at reduced rates of up to 20%. The deductibility of capital losses is subject to limitations.

In general, gain or loss realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes, possibly subject to certain exceptions under the Israel/U.S. Tax Treaty.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax (in addition to the regular income tax) on certain investment income, including capital gains.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a passive foreign investment company (a “PFIC”). We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, during any taxable year, either:

●	75% or more of our gross income consists of certain types of passive income (the “Income Test”); or

●	the average quarterly value (or basis, in certain cases) of our passive assets (generally assets that generate passive income or are held for the production of passive income) is 50% or more of the average quarterly value (or basis, in certain cases) of all of our assets(the “Asset Test”).

In arriving at this calculation, we will be treated as holding directly our proportionate share of the assets, and receiving directly our proportionate share of income of any corporation in which we own, directly or indirectly, at least a 25% interest measured by value. For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income, even if held as working capital or raised in a public offering.

Based on our estimated gross income, the average value of our gross assets, and the nature of our businesses, we do not believe that we will be a PFIC for the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our income, assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. If our income or asset composition were to become more passive (including through the acquisition of assets that generate passive income), we could potentially become a PFIC. In addition, the market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate over time, and a decline in the value of our ordinary shares may result in our becoming a PFIC. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in any future year.

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

If we are a PFIC and a U.S. Holder who is an individual dies while owning our ordinary shares, the U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of such ordinary shares. In addition, under Section 1291(f) of the Code, the IRS has issued proposed Treasury regulations that, subject to certain exceptions, would cause a U.S. Holder to recognize gain upon certain transfers of our ordinary shares that would otherwise not be subject to U.S. federal income tax (e.g., gifts and exchanges pursuant to corporate reorganizations).

Certain elections may be available that would result in alternative treatments of the ordinary shares. However, we do not expect that we will prepare or provide to U.S. Holders a “PFIC annual information statement,” which would enable a U.S. Holder to make one type of election, known as a “qualified electing fund” election.

However, if our ordinary shares are treated as “marketable stock,” a U.S. Holder may be allowed to make a “mark-to-market” election with respect to our ordinary shares, which may minimize the adverse PFIC consequences to such U.S. Holder, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our ordinary shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in such ordinary shares. Thus, the U.S. Holder may recognize taxable income without receiving any cash to pay its tax liability with respect to such income. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our ordinary shares must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Our ordinary shares are expected to constitute “marketable stock” as long as they remain listed on the NASDAQ Capital Market and are regularly traded.

A mark-to-market election will not apply to our ordinary shares held by a U.S. Holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. The election will not remain in effect if the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares and with respect to the applicability of the “3.8% Medicare tax where a mark-to-market election is in effect.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares may be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

In addition, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require. U.S. Holders are advised to consult with their own tax advisors regarding the details of the PFIC rules and any elections that may be available.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including IRS reporting requirements and the eligibility, manner, and consequences to them of making certain elections with respect to our ordinary shares in the event that we qualify as a PFIC.

Controlled Foreign Corporation

A foreign corporation is classified as a controlled foreign corporation, or CFC, if “10% U.S. Shareholders” (as defined below) own (directly, indirectly, and/or by application of certain constructive ownership rules) more than 50% of the total combined voting power of all classes of stock of such foreign corporation entitled to vote, or more than 50% of the total value of all stock of such corporation. A “10% U.S. Shareholder” is a United States person (within the meaning of the Code) who owns (directly, indirectly, and/or by application of certain constructive ownership rules) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation or 10% more of the total value of shares of all classes of stock of such foreign corporation.

Each 10% U.S. Shareholder of a foreign corporation that is a CFC who owns shares in the CFC, directly or indirectly, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “Subpart F income” for such year, even if the Subpart F income is not distributed. Subpart F income generally includes passive income, but also includes certain other items of income, such as certain related party sales, manufacturing and services income. For tax years beginning after December 31, 2017, the TCJA requires U.S. Shareholders to include their pro rate share of the CFC’s “global intangible low-tax income.” In addition, the 10% U.S. Shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC invests its earnings in certain specified types of “United States property.”

Section 1248 of the Code generally provides that if a United States person sells or exchanges stock in a foreign corporation and such person is a 10% U.S. Shareholder at any time during the 5-year period ending on the date of the sale or exchange when such foreign corporation was a CFC, any gain from such sale or exchange may be treated as a dividend to the extent of the corporation’s earnings and profits attributable to such shares that were accumulated during the period that the shareholder held the shares while the corporation was a CFC (with certain adjustments).

Certain changes to the CFC constructive ownership rules introduced by the TCJA may cause us or one or more of our non-U.S. subsidiaries to be treated as CFCs. This may result in negative U.S. federal income tax consequences for 10% U.S. Shareholders of our ordinary shares.

The CFC rules are complex. The foregoing is merely a summary of certain potential application of these rules. No assurances can be given that we are not or will not become a CFC, and certain changes to the CFC constructive ownership rules introduced by the TCJA could under certain circumstances cause us to be classified as a CFC. Each U.S. Investor is urged to consult its tax adviser with respect to the possible application of the CFC rules.

Information Reporting and Backup Withholding

In general, a U.S. Holder may be subject to backup withholding, currently at a rate of 24%, on payments made with respect to our ordinary shares. Back-up withholding generally applies if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status, or otherwise fails to comply with specified identification procedures. Backup withholding is not an additional tax and may be claimed as a refund or a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.  Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Certain U.S. Holders are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Holders may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. These forms (if applicable) must be filed together with the U.S. Holder’s federal income tax return.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). This form (if applicable) must be filed together with the U.S. Holder’s U.S. federal income tax return.

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

U.S. Holders who fail to report required information, including failing to file one or more of the forms described above, could become subject to substantial civil and criminal penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements on their investment in our ordinary shares.

Recent U.S. Tax Legislation

On December 22, 2017, President Trump signed the TCJA into law. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than as described above, the provisions of the new legislation are not expected to materially impact U.S. Holders with respect to their ownership of our ordinary shares. However, each U.S. Holder should consult its own tax advisor about the consequences of this new legislation with respect to the purchase, ownership and disposition of our ordinary shares.

Foreign Accounts

The Foreign Account Tax Compliance Act (“FATCA”) imposes withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules to include many entities that may not typically be thought of as financial institutions) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a foreign non-financial entity unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payments” include dividends on our ordinary shares and any gross proceeds from the sale or other disposition of our ordinary shares. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under final U.S. Treasury Regulations and current IRS guidance, any withholding on payments of gross proceeds from the sale or disposition of our ordinary shares will only apply to payments made on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors should consult their own tax advisors regarding this legislation.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. EACH PROSPECTIVE HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We mainly develop our technology in Israel and in Germany and seek to provide our services worldwide. As a result, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar (USD), our functional and reporting currency, against the Israeli Shekel (ILS) and Euro (EUR). We are exposed to the risk of fluctuation in the USD/ILS and the USD/EUR exchange rate. Our ILS and EUR-denominated expenses consist principally of salaries and related personnel expenses. Although the majority of our revenues are in USD, a substantial portion of our sales are derived from the EUR currency. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.

Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) As of December 31, 2017, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2017, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiary is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed our internal control over financial reporting as of December 31, 2017. Our management based its assessment on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective.

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

(c) During the period covered by this Annual Report, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2017, for which audited financial statements appear in this Annual Report. The following table presents the aggregate fees for audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global during the years ended December 31, 2017 and 2016:

	Year ended December 31,
(in thousands)	2017 Fees	2016 Fees

Audit Fees (1)	$192	$193
Tax Fees (2)	8	8
All Other Fees (3)	-	47
Total	$200	$248

(1)	Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the independent registered public accounting firm can reasonably provide, and include the group audit including statutory audits; consents; attest services; and assistance in connection with documents filed with the SEC.

(2)	Tax fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility of employees.

(3)	Audit performed on the books and records of a customer.

Audit Committee Pre-approval Policies and Procedures

Below is a summary of our current Policies and Procedures:

The main role of the Company’s audit committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the Company’s independent registered public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and the quarterly review of the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of the audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year. The audit committee did not avail itself of section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2017, which allows for an exemption from the pre-approval process under certain limited circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2017, 2016, and 2015, no repurchases occurred.

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

See pages F-1 to F-39.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cyren Ltd.

By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

April 27, 2018

Item 19. Exhibits

Exhibit Index

Exhibit Number	Description of Document

1.1	Memorandum of Association of the Company.(1)

1.2	Amended and Restated Articles of Association of the Company, as amended on December 22, 2016(2)

4.1	Cyren Ltd. 2006 U.S. Stock Option Plan.(3)

4.2	Amended and Restated Cyren Ltd. 1999 Non–Employee Directors Stock Option Plan.(4)

4.3	Extension of Amended and Restated Cyren Ltd. 1999 Non-Employee Directors Stock Option Plan.(5)

4.4	Cyren Ltd. Amended and Restated Israeli Share Option Plan.(6)

4.5	2016 Non-Employee Director Equity Incentive Plan (7)

4.6	2016 Equity Incentive Plan (8)

4.7	Summary of Director Compensation. (9)

4.8	The Executive Compensation Policy of the Company, as amended and approved in December 2015. (10)

4.9	Form of Convertible Note (11)

4.10	Securities Purchase Agreement dated November 6, 2017 between Cyren Ltd. and WP XII Investments BV

4.11	Registration Rights Agreement dated November 6, 2017 between Cyren Ltd. and WP XII Investments BV

8	List of Subsidiaries of the Company

12.1	Certification of Company’s Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

12.2	Certification of Company’s Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

13	Certification of Company’s Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

15	Consent of Kost, Forer, Gabbay & Kasierer, independent registered public accounting firm.

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

(1)	Incorporated by reference to exhibits in Amendment No. 1 to Registration Statement on Form F–1 of Cyren Ltd., File No. 333–78531 [filed June 3, 1999].

(2)	Incorporated by reference to Exhibit 1.2 to Annual Report on form 20-F for the year ended December 31, 2016.

(3)	Incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(4)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(5)	Incorporated by reference to Exhibit 4.5 to Annual Report on form 20-F for the year ended December 31, 2008.

(6)	Incorporated by reference to Exhibit 99.3 to Registration Statement on Form S–8 No. 333–141177 [filed March 9, 2007].

(7)	Incorporated by reference to Exhibit A of Exhibit 99.1 to Registrant’s Form 6-K [furnished November 17, 2016].

(8)	Incorporated by reference to Exhibit B of Exhibit 99.1 to Registrant’s Form 6-K [furnished November 17, 2016].

(9)	Incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2012.

(10)	Incorporated by reference to Exhibit 4.9 to Annual Report on form 20-F for the year ended December 31, 2015.

(11)	Incorporated by reference to Exhibit 4.9 to Annual Report on form 20-F for the year ended December 31, 2016.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CYREN LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cyren Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “Consolidated Financial Statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since at least 1997, but we are unable to determine this specific year.

/s/ Kost Forer Gabbay & Kasierer

a Member of Ernst & Young Global

Tel-Aviv, Israel

April 27, 2018

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31
	2017	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,981	$10,621
Trade receivables (net of allowances for doubtful accounts of $445 and $560 as of December 31, 2017 and 2016, respectively)	2,890	3,061
Prepaid expenses and other receivables	1,339	918

Total current assets	28,210	14,600

LONG-TERM ASSETS:
Long-term restricted lease deposits	379	380
Severance pay fund	714	604
Property and equipment, net	2,787	2,081
Intangible assets, net	11,018	10,426
Goodwill	21,128	19,441

Total long-term assets	36,026	32,932

Total assets	$64,236	$47,532

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share data)

	December 31
	2017	2016

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,017	$764
Employees and payroll accruals	3,239	2,528
Accrued expenses and other liabilities	1,012	755
Earn-out consideration and related costs	3,588	3,041
Deferred revenues	5,032	4,609

Total current liabilities	13,888	11,697

LONG-TERM LIABILITIES:
Deferred revenues	524	1,788
Deferred tax liability, net	1,355	1,374
Accrued severance pay	930	816
Other liabilities	438	119

Total long-term liabilities	3,247	4,097

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares nominal value ILS 0.15 par value -
Authorized: 75,353,340 shares as of December 31, 2017 and 2016, respectively; Issued: 54,405,881 and 40,353,953 shares as of December 31, 2017 and 2016, respectively; Outstanding: 53,375,854 and 39,174,272 shares as of December 31, 2017 and 2016, respectively	2,097	1,497
Additional paid-in capital	244,609	216,147
Treasury shares: 1,030,027 and 1,179,681 ordinary shares as of December 31, 2017 and 2016, respectively	(3,312)	(3,867)
Accumulated other comprehensive loss	(1,195)	(2,851)
Accumulated deficit	(195,098)	(179,188)

Total shareholders’ equity	47,101	31,738

Total liabilities and shareholders’ equity	$64,236	$47,532

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2017	2016	2015

Revenues	$30,799	$30,983	$27,762
Cost of revenues	11,899	10,042	8,866

Gross profit	18,900	20,941	18,896

Operating expenses:

Research and development, net	9,825	8,656	8,842
Sales and marketing	15,551	10,814	8,466
General and administrative	7,286	6,645	6,123
Adjustment to earn-out consideration	-	893	(75)

Total operating expenses	32,662	27,008	23,356

Operating loss	(13,762)	(6,067)	(4,460)

Other income (expense), net	452	(1)	27
Financial expenses, net	(2,380)	(147)	(243)

Loss before taxes on income	(15,690)	(6,215)	(4,676)
Tax benefit (expense)	42	2	(123)

Loss	$(15,648)	$(6,213)	$(4,799)

Basic and diluted loss per share	$(0.38)	$(0.16)	$(0.14)

Weighted average number of shares used in computing basic and diluted loss per share	40,922,453	39,135,321	34,315,638

The accompanying notes are an integral part of these consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

	Year ended December 31,
	2017	2016	2015

Loss	$(15,648)	$(6,213)	$(4,799)

Other comprehensive loss:
Foreign currency translation adjustments	1,656	(461)	(1,655)

Comprehensive loss	$(13,992)	$(6,674)	$(6,454)

The accompanying notes are an integral part of these consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share data)

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss) (*)	Accumulated deficit	Total

Balance as of January 1, 2015	31,396,940	$1,195	$202,947	$(4,277)	$(735)	$(168,071)	$31,059

Issuance of shares upon public offering ($1.65 per share), net of $1,126 issuance expenses	7,666,665	302	11,222	-	-	-	11,524
Issuance of treasury shares upon exercise of options	57,593	-	(42)	213	-	(18)	153
Stock-based compensation related to employees, directors and consultants	-	-	1,066	-	-	-	1,066
Other comprehensive loss	-	-	-	-	(1,655)	-	(1,655)
Loss	-	-	-	-	-	(4,799)	(4,799)

Balance as of December 31, 2015	39,121,198	1,497	215,193	(4,064)	(2,390)	(172,888)	37,348

Issuance of treasury shares upon exercise of options	53,074	-	(26)	197	-	(87)	84
Stock-based compensation related to employees, directors and consultants	-	-	980	-	-	-	980
Other comprehensive loss	-	-	-	-	(461)	-	(461)
Loss	-	-	-	-	-	(6,213)	(6,213)

Balance as of December 31, 2016	39,174,272	1,497	216,147	(3,867)	(2,851)	(179,188)	31,738

Issuance of shares upon private offering ($1.85 per share), net of $631 issuance expenses	10,595,521	452	18,519	-	-	-	18,971
Issuance of shares upon conversion of convertible notes and accrued interest on account of the convertible notes	3,456,407	148	8,083	-	-	-	8,231
Issuance of treasury shares upon exercise of options	149,654	-	(200)	555	-	(262)	93
Stock-based compensation related to employees, directors and consultants	-	-	2,060	-	-	-	2,060
Other comprehensive income	-	-	-	-	1,656	-	1,656
Loss	-	-	-	-	-	(15,648)	(15,648)

Balance as of December 31, 2017	53,375,854	$2,097	$244,609	$(3,312)	$(1,195)	$(195,098)	$47,101

(*)	Relates to foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2017	2016	2015

Cash flows from operating activities:

Loss	$(15,648)	$(6,213)	$(4,799)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	2	11	9
Depreciation	1,303	1,246	1,337
Stock-based compensation	2,060	980	1,066
Amortization of intangible assets	3,746	2,836	1,549
Accrued interest, accretion of discount and exchange rate differences on credit line	-	(19)	69
Accretion of discount on convertible notes	480	-	-
Change in fair value of embedded conversion feature on convertible notes	1,349	-	-
Other income related to investment in affiliate	(450)	-	-
Accretion and change in fair value of earn-out consideration, net	-	-	(27)
Other expenses related to the earn-out consideration	117	774	-
Deferred taxes, net	(175)	(212)	(257)

Changes in assets and liabilities:
Trade receivables, net	77	759	716
Prepaid expenses and other receivables	(362)	(82)	36
Change in long-term lease deposits	6	(184)	(12)
Trade payables	36	124	(110)
Employees and payroll accruals, accrued expenses and other liabilities	780	(288)	(595)
Deferred revenues	(841)	2,305	(1,069)
Accrued severance pay, net	4	88	52
Other long-term liabilities	302	(11)	41

Net cash provided by (used in) operating activities	(7,214)	2,114	(1,994)

Cash flows from investing activities:

Capitalization of technology, net of grants received	(3,567)	(2,824)	(1,751)
Proceeds from sale of investment in affiliate	450	-	-
Proceeds from sale of property and equipment	-	-	5
Purchase of property and equipment	(1,771)	(985)	(1,222)

Net cash used in investing activities	(4,888)	(3,809)	(2,968)

The accompanying notes are an integral part of the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2017	2016	2015

Cash flows from financing activities:

Proceeds from public and private offerings, net	18,971	-	11,524
Proceeds from convertible notes	6,300	-	-
Payment of earn-out consideration	-	-	(457)
Proceeds from credit line	-	-	4,400
Repayment of credit line	-	(4,150)	(5,200)
Proceeds from options exercised	93	84	153

Net cash provided by (used in) financing activities	25,364	(4,066)	10,420

Effect of exchange rate changes on cash and cash equivalents	98	3	(142)

Increase (decrease) in cash and cash equivalents	13,360	(5,758)	5,316
Cash and cash equivalents at the beginning of the year	10,621	16,379	11,063

Cash and cash equivalents at the end of the year	$23,981	$10,621	$16,379

Supplemental disclosure of cash flows activities:

Cash paid (received) during the year for:

Taxes, net	$(50)	$299	$190

Interest	$130	$60	$185

Non-cash transactions:

Purchase of property and equipment by credit	$(217)	$(39)	$(82)

Net change in accrued payroll expenses related to capitalization of technology	$(255)	$(304)	$(178)

Conversion of convertible notes and accrued interest on account of convertible notes into shares	$(8,231)	$-	$-

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

The Company maintains certain deposits amounts restricted as to withdrawal or use. On December 31, 2017, the Company maintained a balance of $247 which is restricted and is held as collateral for a bank guarantee and a letter of credit provided to the lessors of two of the Company’s offices. A balance of $133 restricted deposit is presented within prepaid expenses and other receivables and $114 is presented in the long-term restricted lease deposits balance.

f.	Investment in affiliates:

The Company’s investments in affiliated companies comprises of investments in which the Company owns less than 20 % or in which the Company cannot exercise significant influence over the affiliates’ operating and financial policies. These investments are stated at cost.

The investment in affiliate balance has been zero since December 31, 2013 and no new investments were made during the years ended December 31, 2015, 2016 and 2017.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	7– 20
Leasehold improvements	Over the shorter of the term of the lease or the life of the assets

h.	Intangible assets:

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

For each of the three years in the period ended December 31, 2017, no impairment losses have been identified.

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

For each of the three years in the period ended December 31, 2017, no impairment losses have been identified.

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

The Company’s earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value of the earn-out considerations is the discounted cash-flow method. The assumptions used in the valuation of the earn-out considerations for the period up to December 31, 2015 included forecasted future revenues and a weighted average cost of capital of 14.32% - 18.45%. During the year ended December 31, 2015, the effect of the measurement of the earn-out consideration fair value was a reduction in the liability of $75 which was recorded in the statements of operations under adjustments to earn-out consideration.

As of December 31, 2017, there are no unobservable inputs remaining which are related to the liability as the period for determining the earn-out considerations value ended as of December 31, 2015. The value as of December 31, 2017 represents the remaining actual undiscounted cash-flow that is expected from the earn-out consideration, including accrued interest expenses and legal fees through December 31, 2017.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Derivative financial instruments:

The Company accounts for derivatives based on ASC 815 (“Derivatives and Hedging”). ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value.

Under these standards, the Company separately accounts for the liability and derivative component as an implicit or explicit term that affects some or all of the cash flows or the value of other exchanges required by a contract in a manner similar to a derivative instrument. The derivative component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The liability component is presented at its discounted value based on the excess of the principal amount of the debentures over the fair value of the derivative component, after adjusting for an allocation of debt issuance costs. The effective portion of the gain or loss on the derivative instrument is reported in the consolidated statements of operations under financial expenses, net.

m.	Revenue recognition:

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

n.	Research and development costs, net:

Research and development costs are charged to statements of operations as incurred, except for capitalized technology.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Capitalized technology:

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

p.	Government grants:

The Company receives Israeli government grants for funding certain approved research and development projects. These grants are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. The deduction in research and development costs due to government grants amounted to $778, $852 and $800 in 2017, 2016 and 2015, respectively.

q.	Concentrations of credit risk:

The Company has no significant off-balance-sheet concentration of credit risk.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The majority of the Company’s cash and cash equivalents are invested in dollars and are deposited in major banks in the United States, Germany, Iceland, UK and Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from transactions with companies located primarily in North America, Europe, Israel and Asia. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The provision for doubtful accounts amounted $445 and $560 at December 31, 2017 and 2016, respectively. Bad debt benefit for each of the years ended December 31, 2017, 2016 and 2015 was $65, $4 and $314, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Accounting for stock-based compensation:

ASC 718 - “Compensation-stock Compensation”- (“ASC 718”) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company recognizes compensation expense for the value of its awards on a straight-line basis over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures (pursuant to the adoption of ASU 2016-09, the Company made a policy election to estimate the number of awards that are expected to vest).

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

The Company applies ASC 718, and ASC 505-50, “Equity Based Payments to Non-Employees” (“ASC 505-50”), with respect to options issued to non-employees.

The fair value for options granted to employees and directors in 2017, 2016 and 2015 is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,
Stock options	2017	2016	2015

Volatility	44%-51%	48%-50%	42%-48%
Risk-free interest rate	1.2%-2.1%	0.8%-1.4%	1.1%-1.2%
Dividend yield	0%	0%	0%
Expected term (years)	3.5-5.1	3.4-5.0	3.4-3.9

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted loss per share:

Basic loss per share has been computed using the weighted-average number of ordinary shares outstanding during the year. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

In 2017, 2016 and 2015 there is no difference between the denominator of basic and diluted loss per share.

t.	Severance pay:

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

Severance benefit (expense) for the years ended December 31, 2017, 2016 and 2015 was $20, $(87) and $(53), respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Treasury shares:

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

v.	Income taxes:

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

w.	Comprehensive loss:

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

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASC 606”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flow arising from contracts with customers. The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method.). The Company will adopt the new standard, effective January 1, 2018, using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018. The Company has completed its evaluation of the Standard and does not expect a material change in its pattern of revenue recognition. In addition, the standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition cost for the Company are sales commissions. Under current GAAP, the Company expenses sales commissions as incurred while under the standard such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts. The Company will record an asset and a cumulative effect to retained earnings of approximately $1,306 on the opening balance sheet at January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this new guidance.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2016, the FASB issued ASU 2016-15 - “Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments”, which is intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the Consolidated Statement of Cash Flows by providing guidance on eight specific cash flow issues. ASU 2016-15 is effective retrospectively on January 1, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The ASU requires that the Consolidated Statement of Cash Flows explain the change in total cash and equivalents and amounts generally described as restricted cash or restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts. The ASU also requires a reconciliation between the total of cash and equivalents and restricted cash presented on the Consolidated Statement of Cash Flows and the cash and equivalents balance presented on the Consolidated Balance Sheet. ASU 2016-18 is effective retrospectively on January 1, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance.

In May 2017, the FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting.”  ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in Topic 718 to a change in the terms or conditions of a share-based payment award.  ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718.  The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period.  The amendments in ASU 2017-09 have been applied prospectively to awards modified on or after the adoption date. The Company has adopted the new standard effective January 1, 2017 and adoption of this standard did not have a material impact on the consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 3:	PROPERTY AND EQUIPMENT, NET

	December 31
	2017	2016

Cost:
Computers and peripheral equipment	$11,782	$10,019
Office furniture and equipment	1,293	1,194
Leasehold improvements	1,896	1,677

	14,971	12,890

Less accumulated depreciation	(12,184)	(10,809)

Property and equipment, net	$2,787	$2,081

Depreciation expense amounted to $1,303, $1,246 and $1,337 in 2017, 2016 and 2015, respectively.

NOTE 4:	INTANGIBLE ASSETS, NET

a.	Definite-lived intangible assets:

	December 31,
	2017	2016
Original amounts:
Customer contracts and relationships	$5,326	$4,978
Technology	(*)16,896	(*)12,458
Trademarks	1,614	1,537

Total original amounts	23,836	18,973

Accumulated amortization:
Customer contracts and relationships	(3,744)	(3,014)
Technology	(8,235)	(4,887)
Trademarks	(839)	(646)

Accumulated amortization	(12,818)	(8,547)

Intangible assets, net	$11,018	$10,426

(*) Includes $8,877 and $5,056 capitalized technology as of December 31, 2017 and 2016, respectively. Capitalized technology includes $4,081 and $2,143 for which amortization has not yet begun as of December 31, 2017 and 2016, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 4:	INTANGIBLE ASSETS, NET (Cont.)

b.	The intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method, except for customer relations which are amortized on an accelerated basis.

The following table sets forth the weighted average annual rates of amortization for the major classes of intangible assets:

Weighted average %

Customer contracts and relationships	7
Technology	32
Trademarks	10

Total intangible assets	24

c.	Amortization expense amounted to $3,746, $2,836 and $1,549 for 2017, 2016 and 2015, respectively.

d.	The estimated aggregate amortization expenses for the succeeding fiscal years are as follows:

2018	$3,193
2019	4,449
2020	1,023
2021	863
2022	757
Thereafter	732

Total	$11,017

NOTE 5:	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2017 and 2016 are as follows:

	Year ended December 31,
	2017	2016

Balance at the beginning of the year	$19,441	$19,864

Foreign currency translation adjustments	1,687	(423)

Balance at the year end	$21,128	$19,441

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 6:	EARN-OUT CONSIDERATION

In conjunction with the 2012 acquisition of eleven, the Company entered into an earn-out agreement with the former shareholders that would pay additional consideration based on the revenue performance for the years ending 2012-2015. Subsequently in 2014 the Company had a legal dispute regarding the amount and timing of the earn-out payments and had entered into arbitral proceedings with the former shareholders of eleven. On March 9, 2017, the Company received the arbitral judgement. Pursuant to the judgement, the earn-out consideration balance was increased to reflect additional legal expenses and interest expenses covering the period up to December 31, 2016 in a total amount of $774. These additional expenses are reflected in the consolidated statements of operations under adjustment to earn-out consideration. During 2017, the Company continued to accrue interest on the unpaid earn-out consideration balance. Such interest is reflected in the consolidated statements of operations under financial expenses, net. The earn-out consideration balance presented on the Company’s balance sheet as of December 31, 2017 reflects the complete liability relating to the earn-out, including accrued interest. For additional information, please refer to Note 7c(i).

NOTE 7:	COMMITMENTS AND CONTINGENCIES

a.	Cyren Ltd., which was incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Israel Innovation Authority (“IIA”) for the support of certain research and development activities conducted in Israel.

In connection with specific research and development, the Company received $3,470 of participation payments from the IIA through December 31, 2017. In return for the IIA’s participation in this program, the Company is committed to pay royalties at a rate of 3.5% of the program’s developed product sales, up to 100% of the amount of grants received plus interest at annual LIBOR rate. The Company’s total commitment for royalties payable with respect to future sales, based on IIA participations received, net of royalties paid or accrued, totaled $2,734 and $2,150 as of December 31, 2017 and 2016, respectively. For the years ended December 31, 2017, 2016 and 2015, $144, $156 and $128, respectively, were recorded as cost of revenues with respect to royalties due to the IIA.

b.	Operating leases:

Certain facilities of the Company are rented under non-cancellable operating lease agreements, which expire on various dates, the latest of which is in 2026.

Facilities rent expenses for 2017, 2016 and 2015 were $2,004, $1,090 and $978, respectively.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

Annual minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2020), at the exchange rate in effect on December 31, 2017, are as follows:

2018	$1,366
2019	1,128
2020	960
2021	935
2022	914
2023 and thereafter	946

$6,249

c.	Litigations:

i.

Between 2014 and 2015 the Company entered into arbitral proceedings with the former shareholders of eleven GmbH regarding an escrow account and the earn-out consideration related to the purchase agreement of former eleven. With respect to these claims, on March 9, 2017, the arbitrational panel provided their ruling in which it accepted the claims submitted by the former eleven shareholders with respect to the escrow amount and the 2013 earn-out liability. The arbitrational panel also ruled that Cyren pay legal expenses in the amount of €574 thousand (out of which €113 thousand had been previously deposited) and interest on the claimed amounts, which up to December 31, 2016, amounted to €171 thousand. The 2014 and 2015 earn-out amounts, which have already been recognized within the earn-out consideration on the Company’s balance sheet as of December 31, 2015, in the amount of €1,374 thousand, may be payable on the same basis as set forth in the arbitral ruling. The additional liability arising from the legal fees and interest was recognized and presented within the earn-out consideration on the Company’s balance sheet and the respective expenses were reflected for the year ending December 31, 2016, in the consolidated statements of operations under adjustment to earn-out consideration.

The escrow account has been released to the former shareholders. The arbitrational award related to the 2013 earn-out consideration has not been declared enforceable by the applicable courts in Germany. Therefore the Company has not paid the award as of December 31, 2017 and subsequently through the date of these financial statements. The former shareholders have commenced legal proceedings before the applicable court in Germany in order to enforce the award and have served this motion on the Company on April 16, 2018. The court is awaiting the Company’s response to the motion. At this stage, it is unlikely that the award will not be enforced. The Company believes a portion of the liability may be paid during 2018, but cannot estimate the timing and the amounts that will be paid.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

On December 22, 2017, the Company commenced legal proceedings against the German law firm that advised the Company on the purchase agreement of the former eleven, asserting that the law firm provided deficient legal advice which has resulted in an over payment of the earn-out consideration to the former shareholders of eleven, as awarded by the arbitrational panel, and any future amounts that may be enforced relating to the 2014 and 2015 earn-out amounts. The Company cannot estimate the outcome of these proceedings at these early stages.

ii.	On June 28, 2017 a vendor filed a Statement of Claim in the Tel Aviv District Court (the “SOC”). According to the vendor’s SOC, the Company entered into an agreement with the vendor for receipt of services, based on a database developed by the vendor. In September 2015, the Company terminated the agreement with the vendor, effective as of December 31, 2015. The vendor claims that the Company continues to make use of the vendor’s database post termination thus breaching the agreement, infringing on the vendor’s rights and commercial secrets, and being unjustly enriched.

The vendor is claiming license fees of approximately $3,150 and an injunction relief ordering the Company and/or its customers to delete any remaining data and to cease from utilizing such data.

The Company denies all claims and has filed a Statement of Defense on November 15, 2017. Pretrial was scheduled for May 15, 2018. In accordance with the court’s recommendation from November 28, 2017, the parties agreed to examine a non-binding mediation process and have appointed a mediator. At this early stage, the Company is unable to make any estimations as to the outcome of this litigation.

NOTE 8:	SHAREHOLDERS’ EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared.

b.	Public and Private Offerings:

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

On November 6, 2017, the Company completed a private offering to Warburg Pincus, a global private equity firm (“WP”), of 10,595,521 ordinary shares, nominal value ILS 0.15 per share at an offering price of $1.85 per share. The Company received total proceeds of $18,971, which is net of $631 issuance expenses. Subsequent to private offering, WP executed a share tender offer to the Company’s shareholders which was finalized on December 24, 2017, after which WP holds approximately 52% of the Company’s shares.

c.	Conversion of convertible notes:

On March 27, 2017 the Company issued $6.3 million aggregate principal amount of convertible notes in a private offering. The notes were unsecured, unsubordinated obligations of Cyren and carried a 5.0% interest rate, payable semi-annually in (i) 50% cash and (ii) 50% cash or ordinary shares at Cyren’s election. The notes had a 2.5-year term and were expected to mature in September 2019, unless converted in accordance with their terms prior to maturity. The notes had a conversion price of $2.50 per share. The conversion price was subject to adjustment should future equity issuances be priced at less than $2.10 per share. In addition, the notes would be subject to immediate conversion upon any change in control in the Company.

On September 27, 2017, the Company issued 11,594 shares on account of accrued interest based on a conversion price of $2.50 per share.

On November 6, 2017, the Company completed a private offering to WP at a price per share of $1.85 as described in note 8b. above. According to the terms of the convertible notes, the conversion price was adjusted to $1.85.

On November 30, 2017, $925 of the convertible notes balance was converted into 500,000 shares at a price per share of $1.85.

On December 24, 2017, WP completed a share tender offer after which WP held approximately 52% of the Company’s shares. In accordance with the terms of the convertible notes, this constituted a change of control event, and the convertible notes including all accrued interest as of December 24, 2017 were converted into 2,944,813 shares at a price per share of $1.85.

Subsequently, as of December 31, 2017 there are no convertible notes or accrued interest on account of convertible notes on the Company’s balance sheet.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

d.	Equity Incentive Plan:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the “Amended and Restated Israeli Share Option Plan”). On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Equity Incentive Plan (the “Equity Incentive Plan”). This plan, along with its respective Israeli appendix, has replaced all existing employee and consultants stock option plans which have terminated.

The Equity Incentive Plan allows for the issuance of Restricted Stock Units (“RSUs”), as well as options. The options and RSUs generally vest over a period of four years. Options granted under the Equity Incentive Plan generally expire after six years from the date of grant. Options and RSUs cease vesting upon termination of the optionee’s employment or other relationship with the Company. The per share exercise price for options shall be no less than 100% of the fair market value per ordinary share on the date of grant. Any options and RSUs that are canceled or not exercised within the option term become available for future grant.

As of December 31, 2017, an aggregate of 3,144,103 ordinary shares of the Company are still available for future grant under the Equity Incentive Plan.

e.	Non-Employee Directors stock option plan:

In 1999, the Company adopted the 1999 Directors Stock Option Plan, and in 2008 shareholders approved an extension of the term of this plan through July 13, 2019. On December 15, 2006, the plan was extended through 2016. On December 22, 2016, the Company’s shareholders approved a new stock option plan - the 2016 Non-Employee Director Equity Incentive Plan (the “Non-Employee Director Plan”). This plan, along with its respective Israeli appendix, has replaced all existing Directors stock option plans which have terminated.

The Non-Employee Director Plan allows for the issuance of Restricted Stock Units (“RSUs”), as well as options. Each option and RSU granted under the Non-Employee Plan generally vests over a period of four years. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Options granted under the Non-Employee Director Plan generally expire after six years from the date of grant. Options and RSUs cease vesting upon termination of the relationship with the Company.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2017, an aggregate of 450,412 ordinary shares of the Company are still available for future grant to non-employee directors.

f.	The finalization of the tender offer executed by WP, as described in note 8b., resulted in a Change of Control event (“COC”) in accordance with the Company’s equity incentive plans. As a result, as of December 24, 2017, fifty percent of all outstanding options became fully vested, and the remainder will vest over a period of one year, or upon termination of the relationship with the optionee. In addition, as of December 24, 2017, all outstanding RSUs became fully vested in accordance with the Non-Employee Director Plan.

g.	A summary of the Company’s employees and directors’ stock option activity under the plans is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value

Outstanding at January 1, 2017	5,521,630	$2.39	3.96	$1,141

Granted	1,823,911	1.96
Exercised	(59,654)	1.56
Expired and forfeited	(1,235,067)	2.38

Outstanding at December 31, 2017	6,050,820	$2.27	3.56	$2,498

Options vested and expected to vest at December 31, 2017	5,895,123	$2.28	3.53	$2,407

Exercisable options at December 31, 2017	4,630,420	$2.37	3.21	$1,663

Weighted average fair value of options granted during the year		$0.76

As of December 31, 2017, the Company had $812 of unrecognized compensation expense related to non-vested stock options, expected to be recognized over a remaining weighted average period of 0.99 years.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

h.	The employee and directors options outstanding as of December 31, 2017, have been separated into ranges of exercise prices, as follows:

Outstanding				Exercisable
Exercise		Weighted average remaining	Weighted average exercise		Weighted average exercise
price per	Options	contractual	price per	Options	price per
share	outstanding	life in years	share	exercisable	share

$1.44 - $1.91	1,742,214	4.32	$1.55	1,255,970	$1.54
$2.00 - $2.13	1,779,918	5.00	$2.03	970,971	$2.04
$2.29 - $2.91	862,909	1.52	$2.62	860,460	$2.62
$3.00 - $3.14	1,146,642	2.54	$3.03	1,040,904	$3.03
$3.16 - $3.32	519,137	1.71	$3.27	502,115	$3.26

	6,050,820	3.56	$2.27	4,630,420	$2.37

i.	A summary of the Company’s RSUs activity under the plans is as follows:

Number of RSUs

Outstanding at January 1, 2017	30,000

Granted	60,000
Vested	(90,000)
Forfeited	-

Outstanding at December 31, 2017	-

j.	Options to non-employees and non-directors:

Issuance date	Options outstanding	Exercise price per share	Options exercisable	Exercisable through

February 16, 2012	53,000	$3.16	53,000	Feb-18
February 13, 2013	5,000	$3.14	5,000	Feb-19
August 1, 2013	150,000	$3.08	150,000	Aug-19
May 14, 2014	3,000	$3.32	2,845	May-20
February 18, 2015	3,000	$3.00	2,566	Feb-21
February 10, 2016	40,000	$1.44	28,750	Feb-22
January 24, 2017	25,000	$2.00	12,500	Jan-23

	279,000		254,661

The options vest and become exercisable at a rate of 1/16 of the options every three months.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2017, the Company had approximately $28 of unrecognized compensation expense related to non-employee non-vested stock options, expected to be recognized over a weighted average period of 1.00 years.

k.	The total stock-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2017, 2016 and 2015, was as follows:

	Year ended December 31,
	2017	2016	2015

Cost of revenues	$207	$73	$64
Research and development	505	314	302
Sales and marketing	553	198	251
General and administrative	795	395	449

	$2,060	$980	$1,066

NOTE 9:	INCOME TAXES

a.	Corporate tax structure:

i.	Corporate tax rates and real capital gains tax in Israel were 24% in 2017, 25% in 2016 and 26.5% in 2015.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

ii.	The Company’s German subsidiary is subject to German tax at a consolidated rate of approximately 30%.

iii.	Other Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $467 and unrecognized deferred tax liability related to such earnings amounted to $123 as of December 31, 2017.

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

c.	U.S. Tax Reform:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a partial limitation on the tax deductibility of business interest expense; (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate.

Deferred tax effects of the U.S. Tax Reform:

As a result of the U.S. Tax Reform and the reduced U.S. corporate income tax rate, the Company has remeasured its deferred taxes as of December 31, 2017 to reflect the reduced rate that will apply in future periods, when these deferred taxes are settled or realized.

As the Company completes its analysis of the U.S. Tax Reform and incorporates additional guidance that may be issued by the U.S. Treasury Department, the IRS or other standard-setting bodies, the Company may identify additional effects not reflected as of December 31, 2017.

d.	Net operating loss carry-forwards:

As of December 31, 2017, Cyren’s net operating loss carryforwards for tax purposes amounted to $$75,249 and capital loss carryforwards of $15,216 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2017 the U.S. subsidiary had net operating loss carryforwards of $38,006 for federal tax purposes and $8,295 for state tax purposes. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018 through 2037.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 9:	INCOME TAXES (Cont.)

On December 24, 2017, a “change in the respective ownership” event occurred upon the completion of the WP tender offer as described in note 8b, and in accordance with the relevant provisions of the Internal Revenue Code 382 of 1986 and similar state provisions. Therefore, utilization of U.S. net operating losses are subject to substantial annual limitation. Management believes that the annual limitations will result in the partial expiration of net operating losses before utilization.

Management currently believes that based upon its estimations for future taxable income, it is more likely than not that the deferred tax assets regarding the loss carryforwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2017 and 2016, the Company’s deferred taxes were in respect of the following:

	December 31,
	2017	2016

Deferred tax assets:

Net operating loss carryforwards	$25,645	$48,740
Capital loss carryforwards	3,500	3,603
Other	2,295	2,693

Deferred tax assets before valuation allowance	31,440	55,036
Valuation allowance	(30,177)	(54,068)

Deferred tax asset, net of valuation allowance	1,263	968

Deferred tax liabilities:

Intangibles	(2,432)	(2,206)
Deferred revenue	(186)	(136)

Deferred tax liability	(2,618)	(2,342)

Deferred tax liability, net (*)	$(1,355)	$(1,374)

(*) The entire amount is due to foreign deferred taxes

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 9:	INCOME TAXES (Cont.)

f.	Reconciliation of the theoretical tax benefit (expense):

For the year ended December 31, 2017, the main reconciling item between the Company’s statutory tax rate and the effective tax rate relates to the increase in the valuation allowance in the amount of $3,494 due to the increase in carryforward losses (prior to the effect of the “change in the respective ownership” which resulted in a parallel decrease in the deferred tax asset and the valuation allowance).

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

The statutory tax rate used in the reconciliation is the Israeli corporate tax rate.

g.	Loss before tax benefit (expense) consists of the following:

	Year ended December 31,
	2017	2016	2015

Domestic	$(10,452)	$(5,034)	$(4,679)
Foreign	(5,238)	(1,181)	3

Loss before tax benefit (expense)	$(15,690)	$(6,215)	$(4,676)

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 9:	INCOME TAXES (Cont.)

h.	Tax benefit (expense) is comprised of the following:

	Year ended December 31,
	2017	2016	2015

Current taxes:
Foreign	$(133)	$(212)	$(389)
Domestic	-	-	(2)

	$(133)	$(212)	$(391)

Deferred taxes:
Foreign	$175	$214	$268
Domestic	-	-	-

	$175	$214	$268

Tax benefit (expense), net	$42	$2	$(123)

i.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2017	2016

Beginning balance	$119	$131
Increases (decrease) related to tax positions taken during prior years	137	(7)
Effect of exchange rate	16	(5)

Ending balance	$272	$119

The entire amount of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate. Unrecognized tax benefits are presented on the consolidated balance sheets under other long term liabilities.

j.	Tax assessments:

As of December 31, 2017, the Company and certain of its subsidiaries filed Israeli and foreign income tax returns. The statute of limitations relating to the consolidated Israeli income tax return is closed for all tax years up to and including 2013.

The statute of limitations related to tax returns of the Company’s U.S subsidiary is closed for all tax years up to and including 2013.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 9:	INCOME TAXES (Cont.)

The statute of limitations related to tax returns of the Company’s German subsidiary is closed for all tax years up to and including 2013.

The Company believes that it has adequately provided for reasonably foreseeable outcomes related to tax audits and settlements. The final tax outcome of any Company tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income (loss) in the period in which such determination is made.

NOTE 10:	GEOGRAPHIC INFORMATION

The Company manages its business on a basis of one reportable segment and follows the requirements of ASC 280 “Segment Reporting”.

a.	Revenues from external customers:

	Year ended December 31,
	2017	2016	2015

United States	$12,407	$12,921	$11,424
Europe	12,992	12,446	10,786
Asia Pacific	2,724	2,696	3,436
Israel	2,397	2,832	1,958
Other	279	88	158

	$30,799	$30,983	$27,762

b.	The Company’s net amount of property and equipment is as follows:

	December 31
	2017	2016

Israel	$685	$751
United States	1,490	1,036
Germany	287	181
Other	325	113

	$2,787	$2,081

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 11:	FINANCIAL EXPENSE, NET

	Year ended December 31,
	2017	2016	2015

Income:
Interest on cash and cash equivalents	$2	$1	$1
Foreign currency exchange differences, net	-	-	78

	2	1	79

Expenses:
Change in fair value of embedded conversion feature on convertible notes	(1,349)	-	-
Interest and accretion of discount	(735)	(20)	(288)
Foreign currency exchange differences, net	(248)	(88)	-
Other	(50)	(40)	(34)

	(2,382)	(148)	(322)

	$(2,380)	$(147)	$(243)

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 12:	RELATED PARTIES

a.	Balances with related parties:

	December 31
	2017	2016

Trade receivables	$-	$226
Allowance for doubtful debts	-	(226)

Trade receivables, net (*)	$-	$-

Prepaid expenses (**)	$31	$-

(*) Related to transactions with imatrix. The Company was a minority shareholder in imatrix corp., a Japanese company (“imatrix”). In September 2015, the Company required imatrix to repurchase all imatrix shares held by the Company pursuant to certain provisions of the Companies Act of Japan. However, since the parties could not agree on the correct valuation for such shares, in November 2015, the Company petitioned the Kawasaki Branch of Yokohama District Court in Japan to determine the share valuation of the Company’s shares in imatrix Corporation. In addition, the Company had also filed a claim regarding unpaid royalties pursuant to a commercial agreement between the two parties while imatrix separately claimed damages for unlawful termination of such agreement. In April 2017, the parties reached a settlement pursuant to which imatrix paid $676 to Cyren to settle all such claims. Out of the total settlement, $226 were paid for unpaid royalties and $450 were paid on account of the imatrix shares held by the Company. The $450 is presented as other income in the consolidated statement of operations. See note 12b. for further details.

(**) Related to a software license agreement with a related party. See note 12b. for further details.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share data)

NOTE 12:	RELATED PARTIES (Cont.)

b.	Transactions with related parties:

	Year ended December 31,
	2017	2016	2015

Revenues	$-	$-	$226

Bad debt collected / (expenses) (*)	$226	$-	$(226)

Gain from sale of investment in affiliate (*)	$450	$-	$-

Software licensing expenses (**)	$21	$-	$-

(*) Transactions with imatrix. The effects arising from imatrix’s bad debt were recorded under general and administrative expenses on the consolidated statements of operations. The gain from the sale of the investment in imatrix was recorded as other income on the consolidated statements of operations.

(**) Expenses arising from a software licensing agreement which was executed in March 2017. At the time of execution, the vendor was not a related party. On December 24, 2017, upon completion of the tender offer by WP, the vendor became a related party. The expenses were recorded under research and development expenses net, on the consolidated statements of operations.

- - - - - - - - - - - - - - - - - - -